
05007517

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Belgacom SA/NV

*CURRENT ADDRESS Boulevard Roi Albert II, 27
1030 Brussels, Belgium

**FORMER NAME

**NEW ADDRESS


PROCESSED
APR 29 2005
THOMSON
FINANCIAL

FILE NO. 82- 3487|

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/27/05

belgacom

133,051,941 Ordinary Shares

133,051,941 ordinary shares (the "Shares") of Belgacom SA/NV (the "Company"), a limited liability company under public law organized under the laws of Belgium, are being offered by ADSB Telecommunications B.V. ("ADSB" or the "Selling Shareholder") in the offering (the "Offering"). The Offering consists of a public offering to retail investors in Belgium and an offering to institutional investors in Belgium and internationally.

Prior to the Offering, there has been no public market for the Shares. All of the ordinary shares of the Company have been admitted to listing on the First Market of Euronext Brussels under the symbol "BELG" and it is expected that such listing will become effective on or about 22 March 2004.

Following completion of the Offering, the Belgian State will own 51.6% of the ordinary shares of the Company.

See "Risk Factors" beginning on page 18 to read about factors that should be considered before buying Shares.

Offer Price: €24.50 per Share

The Shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") or the securities laws of any other jurisdiction other than Belgium. The Shares are being offered and sold in the United States only to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act ("Rule 144A"). Prospective purchasers that are qualified institutional buyers are hereby notified that sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the Shares and the distribution of this Offering Memorandum, see "Underwriting" and "Transfer Restrictions".

The Selling Shareholder, Dexia Bank SA/NV ("Dexia") and KBC Bank SA/NV ("KBC") have granted to the Underwriters an option (the "Over-allotment Option"), exercisable for 30 days from the date of the commencement of trading in the Shares, to purchase up to an additional 13,305,194 ordinary shares at the Offer Price, less the underwriting discount applicable to the institutional offering, to cover over-allotments, if any, in connection with the Offering.

Delivery of the Shares is expected to take place in book-entry form against payment therefor in immediately available funds on or about 25 March 2004.

Joint Global Coordinators

Goldman Sachs International **Lehman Brothers** **Morgan Stanley** **UBS Investment Bank**

Dexia **KBC**

Lead Managers of Belgian Offer

Dexia **KBC**

Advisor to the Company

Petercam

Offering Memorandum dated 20 March 2004

Global Institutional Offering

Joint Global Coordinators

Goldman Sachs International **Lehman Brothers** **Morgan Stanley** **UBS Investment Bank**

Dexia **KBC**

Joint Bookrunners

Goldman Sachs International **Lehman Brothers** **Morgan Stanley** **UBS Investment Bank**

Co-Lead Managers

Dexia **Fortis Bank** **ING** **KBC** **Petercam**

Belgian Retail Offering

Joint Global Coordinators

Goldman Sachs International **Lehman Brothers** **Morgan Stanley** **UBS Investment Bank**

Dexia **KBC**

Lead Managers of Belgian Offer

Dexia **KBC**

Co-Lead Managers

ING **Fortis Bank**

Selling Agents

Bank Degroof **CBC Banque** **Petercam**

Advisor to the Company

Petercam

The Company, represented by its Board of Directors, assumes responsibility for the content of this Offering Memorandum other than (i) the description of ADSB, its shareholders, ownership structure and transactions between ADSB and its shareholders, (ii) the statements of ADSB's intentions regarding the sale of its shares in the Company, (iii) the description of the Shareholders' Agreement (as defined herein), (iv) the statements under "Use of Proceeds", (v) the biographies of the existing directors of the Company appointed upon the proposal of the Selling Shareholder appearing under "Management and Employees — Pre-Offering Board of Directors", (vi) the description of the terms and structure of the Offering and (vii) the description of the Over-Allotment Option granted by the Selling Shareholder, Dexia and KBC to the Underwriters, for which the Selling Shareholder, represented by its Board of Directors, assumes the sole responsibility. Each of the Company and the Selling Shareholder declares that, to the best of its knowledge, the information contained in this Offering Memorandum, for which it assumes responsibility, is factually accurate in all material respects and that there is no omission that would make it materially misleading.

The Underwriters make no representation or warranty, expressed or implied, as to the accuracy or completeness of the information in this Offering Memorandum, and nothing in this Offering Memorandum is, or shall be relied upon as, a promise or representation by the Underwriters.

No person is or has been authorized to give any information or to make any representation in connection with the offering or sale of the Shares, other than as contained in this Offering Memorandum, and, if given or made, any other information or representation must not be relied upon as having been authorized by the Company, ADSB, Dexia, KBC or the Underwriters. The delivery of this Offering Memorandum at any time after the date hereof shall not, under any circumstances, create any implication that there has been no change in the affairs of Belgacom since the date hereof or that the information set forth in this Offering Memorandum is correct as of any time since its date.

The Company will update the information provided in this Offering Memorandum by publication in the Belgian financial press or by any other permitted method of distribution if an event that might materially influence the public's judgment of the Offering occurs prior to the closing of the Offering. If the Company does not provide an update with respect to such event, the Belgian Banking, Finance and Insurance Commission may suspend the Offering until such event has been made public.

In connection with the Offering, Offering Memoranda have been prepared in the French and Dutch languages. On 23 February 2004, the Belgian Banking, Finance and Insurance Commission approved the French and the Dutch Offering Memoranda for the purposes of the public offering in Belgium in accordance with Article 14 of the Belgian Law of 22 April 2003 concerning the public offering of securities. The Belgian Banking, Finance and Insurance Commission's approval does not imply any judgment on the merits or the quality of the Offering, the Shares or the Company. In connection with the public offering in Belgium, only the French and Dutch Offering Memoranda constitute the approved prospectuses and only those Offering Memoranda may be used for the purposes of the Belgian public offering, with the Company assuming responsibility for the consistency between the French version and the Dutch version.

This Offering Memorandum has been produced for the purpose of considering the purchase of the Shares. In making an investment decision regarding the Shares offered pursuant to this Offering Memorandum, investors must rely on their own examination of the Company and the terms of the Offering, including, without limitation, the merits and risks involved. The Offering is being made solely on the basis of this Offering Memorandum.

In connection with this Offering, the Underwriters through Goldman Sachs International may over-allot or effect transactions that stabilize or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market. Such transactions may be effected on the First Market of Euronext Brussels, in the over-the-counter market or otherwise. There is no assurance that such stabilization will be undertaken and, if it is, it may be discontinued at any time.

The distribution of this Offering Memorandum and the offering and sale of the Shares offered hereby in certain jurisdictions may be restricted by law. Persons in possession of this Offering Memorandum are required to inform themselves about and to observe any such restrictions. This Offering Memorandum may not be used for, or in connection with, and does not constitute, any offer to sell, or an invitation to purchase, any of the Shares offered hereby in any jurisdiction in which such offer or invitation would be unlawful.

The Shares have not been approved or disapproved by the US Securities and Exchange Commission, any State securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Offering or the accuracy or adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offense in the United States.

The Shares have not been offered or sold and, prior to the expiry of a period of six months from the sale of the Shares, will not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each Underwriter will represent, warrant and agree that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Neither this Offering Memorandum nor any other offering material relating to the Shares has been submitted to the clearance procedures of the *Autorité des marchés financiers* in France. The Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Offering Memorandum nor any other offering material relating to the Shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale of the Shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 of the French Code *monétaire et financier* and French Decree no. 98-880 dated 1 October 1998. Such Shares may be resold only in compliance with Articles L.411-1, L.411-2 and L. 412-1 of the *French Code monétaire et financier*. Where an issue of shares is implemented as an exception to the rules relating to an *appel public à l'épargne* in France (public offer rules) by way of an offer to a restricted circle of over 100 investors, such investors must provide certification as to their personal, professional or familial relationship with a member of the management of the company. Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

The Shares have not been and will not be registered under the Securities and Exchange law of Japan. No person may offer or sell, directly or indirectly, any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The Shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this Offering Memorandum nor any other document in respect of the Offering may be distributed in or from The Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of the Shares is publicly announced that the offer is exclusively made to the said individuals or legal entities.

The offer of Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Shares will be offered or sold in Spain nor may this Offering Memorandum or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The audited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") with a first time adoption date of 1 January 2001. As a first time adopter, the Company elected not to apply IAS 22 ("Business Combinations") to business combinations that occurred prior to the transition date of 1 January 2001. The consolidated financial statements of the Company and its subsidiaries as of and for the years ended 31 December 2001, 2002 and 2003 included in this Offering Memorandum have been audited by Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A. ("Ernst & Young"). See "Independent Auditors". IFRS differs in certain significant respects from US generally accepted accounting principles ("US GAAP"). For a description of certain significant differences between IFRS and US GAAP as they relate to Belgacom, see "Summary of Significant Differences between IFRS and US GAAP".

The Company maintains its official accounting records and prepares its non-consolidated financial statements for statutory purposes in accordance with accounting and reporting laws and regulations applicable in Belgium ("Belgian GAAP"). See "Appendix A: Extracts from Belgian GAAP Non-consolidated Financial Statements of the Company".

In this Offering Memorandum, references to the "Company" are to Belgacom SA/NV, which is the parent company of the Group, references to "Belgacom Mobile" are to Belgacom Mobile SA/NV and references to "Belgacom" and to the "Group" are to the Company, together with its subsidiaries, including Belgacom Mobile, and their subsidiaries and associated undertakings.

References to "Belgium" or the "Belgian State" are to the Kingdom of Belgium and all references to the "Belgian Government" are to the federal government of the Kingdom of Belgium. References to "euro" or "€" are to the common currency of the member states of the European Union or the "EU" that are part of the euro zone and references to the "United States" or "US" are to the United States of America and references to "US dollars" or "$" are to the lawful currency of the United States.

Solely for convenience, this Offering Memorandum contains translations of certain euro amounts into US dollars at specified rates. No representation is made that the amounts referred to herein as convenience translations have been, could have been or could be converted from euro into US dollars at the rates indicated. Unless otherwise noted in this Offering Memorandum, euro amounts have been translated into US dollars at the rate of €1.00 = $1.2597, the noon buying rate as certified for customs purposes by the US Federal Reserve Bank (the "Noon Buying Rate") on 31 December 2003. See "Exchange Rates" for historical information regarding the exchange rates between euro and US dollars. The Noon Buying Rate on 18 March 2004 was €1.00 = $1.2392.

Unless otherwise indicated, market data, statistics and information in this Offering Memorandum in respect of the fixed-line telecommunications market in Belgium have been derived primarily from data published by the Belgian Institute for Postal Services and Telecommunications (the "BIPT") and the Internet Service Providers' Association ("ISPA"); EMC World Cellular Database in respect of the mobile communications market; TeleGeography Research Group – PriMetrica, Inc. in respect of the international carrier services market; and the European Competitive Telecommunications Association Scorecard ("ECTA") and *Comité Consultatif pour les Télécommunications* in respect of other figures relating to the Belgian telecommunications industry. None of the Company, the Selling Shareholder, Dexia, KBC or the Underwriters has independently verified these figures and the rapidly evolving nature of the telecommunications industry makes it difficult to obtain precise and accurate statistics. Investors should not place undue reliance on the statistical data cited in this Offering Memorandum.

Certain telecommunications industry and other terms used in this Offering Memorandum are defined in "Glossary of Selected Terms".

Unless otherwise indicated, all per share amounts in this Offering Memorandum have been retroactively adjusted to reflect the Company's 10 for one share split approved on 19 February 2004 and effective as of 2 March 2004.

FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains forward-looking statements, including statements about the Company's beliefs and expectations. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by Belgian law. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, the following:

- the level of demand for the Group's services, particularly with regard to fixed-line telephony services, mobile communications services, Internet and Internet Protocol ("IP") based communications services and newer products and services;
- the actions of the Group's competitors;
- regulatory developments, including changes to the Group's permitted tariffs, the terms of access to the Group's network, the terms of interconnection and other issues;
- the success of its investments and capital expenditure programs; and
- the other factors described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

TABLE OF CONTENTS

SUMMARY

This summary should be read together with, and is qualified in its entirety by, the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Offering Memorandum. It should also be read together with the matters set forth under "Risk Factors".

Overview

Belgacom is the leading telecommunications company in Belgium and a market leader in a number of areas, including retail and wholesale fixed-line telephony services, mobile communications services and broadband data and Internet services. For the year ended 31 December 2003, the Group had total revenue of €5,454 million and operating income before depreciation and amortization (excluding non-recurring items) of €2,250 million.

Belgacom operates in the following three business segments:

- *Fixed Line Services.* Belgacom is the leading provider of fixed-line communications services in Belgium, offering a comprehensive range of voice, data and Internet fixed-line services to residential and business customers. As of 31 December 2003, Belgacom provided approximately 5.2 million fixed access channels in the residential and business markets, including approximately 984,000 ISDN and 670,000 ADSL retail access channels. Belgacom is the leading ISP in Belgium, offering narrowband and broadband Internet access to approximately 1,000,000 subscribers as of 31 December 2003. In addition, Belgacom provides regulated and commercial wholesale services to other operators and service providers in Belgium.
- *Mobile Communications Services.* Belgacom is the leading provider of mobile communications services in Belgium, with approximately 4.2 million active customers as of 31 December 2003. Belgacom Mobile had an estimated market share of approximately 54% based on active customers as of 31 December 2003. The Group provides mobile communications services through Belgacom Mobile, which is 75% owned by Belgacom and 25% owned by Vodafone Group plc ("Vodafone"). Through the Proximus and Pay&Go brand names, for post-paid and pre-paid customers, respectively, Belgacom Mobile provides a broad range of mobile communications services to residential and business customers in Belgium, including traditional voice services, international roaming (in/out) services, data services (including SMS and MMS) as well as wholesale data services to third parties. Belgacom Mobile has recently entered into an agreement with Vodafone covering a number of areas, including the development of new products and services, and which Belgacom believes will increase operational synergies. See "Business — Mobile Communications Services — Relationship with Vodafone".
- *International Carrier Services.* Belgacom provides voice and data connectivity, capacity and infrastructure services to telecommunications operators and service providers worldwide. Belgacom estimates that it is the 11th largest operator worldwide in the international voice termination market in terms of traffic.

The Group's Fixed Line Services, Mobile Communications Services and International Carrier Services segments, respectively, accounted for 52%, 37% and 11% of the Group's total 2003 revenue (prior to intersegment eliminations) and 49%, 50% and 1% of the Group's total 2003 operating income before depreciation and amortization (excluding non-recurring items).

Competitive Strengths

Belgacom believes it has a number of competitive strengths that position it as the leading telecommunications company in Belgium, including:

- *Belgium is an attractive and advanced market for telecommunications services.*
- *Belgacom is the leader in fixed-line communications services in Belgium with strong brand recognition.*
- *Belgacom Mobile is the leader in mobile communications in Belgium and benefits from its strategic relationship with Vodafone, its 25% shareholder.*
- *Belgacom is the leading provider of DSL services in Belgium.*
- *Belgacom has the most extensive and technologically advanced network infrastructure in Belgium.*

- *Belgacom continues to transform its business into a competitive, customer-driven enterprise focused on the Belgian market and has demonstrated its ability to manage change.*
- *Belgacom has focused on cash flow generation and takes a disciplined approach to the use of its capital resources.*

Strategy

Belgacom's strategy is to focus on the core business areas where it has competitive advantages. In particular, it intends to retain its position as the preferred provider of telecommunications services in Belgium while maintaining profitability.

Belgacom's principal strategic objectives are to:

- Maintain its profitable market leadership in fixed-line and mobile communications services by:
  - offering segmented, customer-driven products and services;
  - building on its brands and the quality of its services to improve customer satisfaction and perception;
  - developing new value-added services made possible by advances in fixed and mobile broadband technologies; and
  - focusing on customer loyalty through customer care and quality and continued development of initiatives focused on lost customers.
- Achieve operational excellence by:
  - continuing to reduce its operating costs and to deploy its capital resources efficiently;
  - focusing on international industry benchmarking to promote a "best in class" culture; and
  - continuing to simplify decision-making processes and to streamline administrative and support functions.
- Invest in profitable growth opportunities, including:
  - expanding its leading position in broadband by continuing to increase the number of ADSL subscribers and increase revenues through the introduction of new broadband services and the gradual deployment of fiber optic cables in major cities in Belgium;
  - increasing its mobile revenues through the introduction of new data products and services;
  - focusing on profitable investment opportunities in segments where the Company believes external growth is necessary; and
  - remaining competitive in the international wholesale market by capitalizing on consolidation opportunities.

Ownership by the Belgian State

The Belgian State will, upon completion of the Offering, own 51.6% of the Company's outstanding ordinary shares and, as a result of the suspension of voting rights attached to 35,714,755 ordinary shares held by the Company, will have voting rights in respect of 56.8% of the total number of ordinary shares entitled to vote at General Shareholders Meetings of the Company (assuming that all ordinary shares offered under the DSPP (as defined herein) will be sold). Pursuant to the Law of 21 March 1991, as amended (the "1991 Law"), the aggregate direct shareholding of the Belgian State and other Belgian public authorities must exceed 50% of the Company's share capital.

The Belgian State's rights pursuant to the 1991 Law include the following:

- the Belgian State directly appoints and removes a number of directors proportionate to the number of voting rights attached to its shareholding; in addition, the Belgian State appoints and removes the Chairman of the Board of Directors from among the directors, as well as the President and Chief Executive Officer;

- certain decisions require approval by Royal Decree (*e.g.*, amendments to the Articles of Association), the adoption of a Law (*e.g.*, dissolution and liquidation of the Company) or prior approval by Royal Decree (*e.g.*, the issue of new shares, convertible bonds or warrants); and
- the Belgian State appoints a Government Commissioner to supervise the management of Belgacom.

The Company is required to provide public telecommunications services as set out in the 1991 Law, consisting of universal service obligations, universal access obligations and certain specific "missions of general interest" and is required to enter into a management agreement with the Belgian State.

Employee Offering

In connection with the Offering, the Company is implementing discounted share purchase plans (the "DSPP").

Under the DSPP, 3,047,150 ordinary shares are being offered to eligible employees and officers of the Group at the time of the Offering, at a price of €20.42 per share, representing a discount of 16.66% to the Offer Price, in an aggregate amount of up to €62.2 million. The ordinary shares offered under the DSPP were acquired by the Company pursuant to the 2004 Ordinary Share Purchase. See "Background to the Offering". Ordinary shares purchased under the DSPP are subject to transfer restrictions for a period of two years with respect to employees and two and a half years with respect to certain officers of the Group.

The offer under the DSPP does not form part of the Offering. Subsequent tranches of ordinary shares may be offered by the Company under the DSPP on an annual or an exceptional basis.

THE OFFERING

The Company	Belgacom SA/NV, a limited liability company under public law, organized under the laws of Belgium.
The Selling Shareholder	ADSB Telecommunications B.V., a Netherlands corporation. ADSB is owned, indirectly, by SBC Communications Inc. ("SBC") (36.84%), TDC A/S ("TDC") (34.74%) and Singapore Telecommunications Limited ("SingTel") (28.42%). ADSB owns 138,857,135 ordinary shares and Dexia, KBC and Sofina SA/NV ("Sofina" and together with Dexia and KBC, the "Belgian Financial Partners") own, respectively, 3,750,000, 3,750,000 and 2,500,000 ordinary shares. ADSB, Dexia and KBC have granted the Over-allotment Option to the Underwriters, as discussed below.
The Shares	133,051,941 existing ordinary shares of the Company that are currently held by ADSB. The Shares rank *pari passu* with all ordinary shares (other than ordinary shares held by the Company) with respect to voting rights and distributions, and will be entitled to participate in dividends declared for the fiscal year ending 31 December 2004 and future years. The Shares have no VVPR-strips attached to them.
The Offering	The Offering consists of: • a public offering of Shares to retail investors in Belgium; and • an offering of Shares to institutional investors in Belgium and internationally.
Offer Price	€24.50 per Share.
Offering Period	From 8 March 2004 until 19 March 2004.
Over-allotment Option	ADSB, Dexia and KBC have granted the Underwriters an option, exercisable for 30 days from the commencement of trading in the Shares, to purchase up to an additional 13,305,194 ordinary shares.
Share Ownership	Following the Offering, 51.6% of the Company's outstanding share capital will be owned by the Belgian State. Assuming that all ordinary shares offered under the DSPP will be sold, as a result of the suspension of voting rights attached to 35,714,755 ordinary shares held by the Company, the Belgian State will have voting rights in respect of 56.8% of the total number of ordinary shares entitled to vote at General Shareholders Meetings of the Company.
Use of Proceeds	The Selling Shareholder will receive the net proceeds from the sale of the Shares in the Offering and the Selling Shareholder, Dexia and KBC will receive the net proceeds from the sale of additional ordinary shares if the Over-allotment Option is exercised.

Lock-up Agreement	The Belgian State, the Company, the Selling Shareholder, KBC and Dexia have each agreed with the Underwriters that none of them will offer, sell, contract to sell or otherwise dispose of, other than in the Offering, ordinary shares in the Company for a period of 180 days from the commencement of trading in the Shares, except with the prior written consent of the Joint Bookrunners, subject to certain exceptions.
Listing	All of the Company's ordinary shares have been admitted to listing on the First Market of Euronext Brussels. Commencement of trading is expected to occur on or about 22 March 2004 on a "when-delivered" basis. Prior to the Offering, there has been no public market for the Shares.
Payment and Settlement	Delivery of the Shares is expected to take place in book-entry form against payment therefor in immediately available funds on or about 25 March 2004. The Shares will initially be delivered through the facilities of the CIK (as defined herein), Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank SA/NV ("Euroclear"). The delivery of physical bearer shares to investors who request such delivery is expected to take place within three months from the commencement of trading. Such delivery is subject to payment of applicable costs and a tax of 0.6%. The identification numbers for the Shares are: Common Code: 018723247 ISIN: BE0003810273 National Code: 3810.27

Summary Consolidated Financial and Operating Data

The following tables set forth summary consolidated financial and operating data of Belgacom. The Company's audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from US GAAP. For a discussion of certain significant differences between IFRS and US GAAP as they relate to Belgacom, see "Summary of Significant Differences between IFRS and US GAAP". Investors should read the following data together with the Company's audited consolidated financial statements, including the notes to those financial statements, included in this Offering Memorandum and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	Year ended 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
	(millions, except per share and share amounts)			
Income Statement Data				
Net revenue	5,381	5,252	5,377	6,773
Other operating revenue	86	86	78	98
Non-recurring revenue	—	1,085	—	—
Total revenue	5,467	6,422	5,454	6,870
Non-recurring expenses	(62)	(764)	(897)	(1,130)
Total operating expenses before depreciation and amortization	(3,503)	(4,081)	(4,101)	(5,166)
Operating income before depreciation and amortization	1,964	2,341	1,353	1,704
Depreciation and amortization	(829)	(859)	(787)	(991)
Operating income	1,135	1,482	566	712
Net income	553	1,142	172	217
Basic earnings per share	1.38	2.86	0.43	0.54
Weighted average number of ordinary shares used to calculate basic earnings per share	400,000,000	400,000,000	399,932,160[2]	—

	As of 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
	(millions)			
Balance Sheet Data				
Non-current assets	5,127	4,601	4,381	5,519
Current assets	2,038	2,696	1,628	2,051
Cash and cash equivalents	805	1,326	562	708
Total assets	7,165	7,298	6,009	7,570
Shareholders' equity	2,630	2,978	2,548	3,210
Minority interests	205	293	446	562
Non-current liabilities	2,329	2,362	1,469	1,850
Non-current interest-bearing liabilities	827	547	371	467
Liability for pensions and other post-employment benefits	1,252	1,545	840	1,058
Current liabilities	2,001	1,665	1,545	1,946
Current interest-bearing liabilities	474	78	154	194
Total liabilities and shareholders' equity	7,165	7,298	6,009	7,570

(1) Solely for the convenience of the reader, the financial data for the year ended and as of 31 December 2003 has been translated into US dollars at the rate of €1.00 = $1.2597, the Noon Buying Rate on 31 December 2003.

(2) Weighted average number of ordinary shares outstanding during the year, taking into account the purchase by Belgacom of 12,380,950 ordinary shares from ADSB on 30 December 2003 (adjusted for the 10 for one ordinary share split approved on 19 February 2004 and effective as of 2 March 2004).

	As of and for the year ended 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
	(millions, except employee amounts)			
Cash Flow, Operating and Other Data				
Net cash flow provided by operating activities	1,658	1,371	296	373
Net cash (used in)/provided by investing activities	(1,104)	710	(485)	(611)
Cash flow before financing activities	554	2,081	(189)	(238)
Net cash (used in)/provided by financing activities	47	(1,560)	(575)	(724)
Net increase/(decrease) of cash and cash equivalents	601	521	(764)	(962)
Adjusted revenue[2]	5,184	5,296	5,454	6,870
EBITDA[3]	1,964	2,341	1,353	1,704
Adjusted EBITDA[4]	2,132	2,022	2,250	2,834
Capital expenditure	987	566	502	632
Number of employees[5]	22,296	19,003	17,541	—

(1) Solely for the convenience of the reader, the financial data as of and for the year ended 31 December 2003 has been translated into US dollars at the rate of €1.00 = $1.2597, the Noon Buying Rate on 31 December 2003.

(2) Total revenue less non-recurring revenue and revenue attributable to entities disposed of in 2001 and 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Total Revenue". Adjusted revenue, when viewed with the Company's IFRS financial statements, provides additional information with respect to factors and trends affecting the Company's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with IFRS.

(3) EBITDA represents operating income before depreciation and amortization.

(4) EBITDA less non-recurring items and EBITDA attributable to entities disposed of in 2001 and 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Operating Income Before Depreciation and Amortization". Adjusted EBITDA, when viewed with the Company's IFRS financial statements, provides additional information with respect to factors and trends affecting the Company's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with IFRS.

(5) Full-time equivalents, calculated based on the percentage ownership of subsidiaries owned less than 100%.

	As of and for the year ended 31 December		
	2001	2002	2003
Other Operating Data			
Fixed Line			
Number of access channels[1] *(thousands)*			
Residential			
PSTN	3,382	3,361	3,285
ISDN	411	386	379
ADSL	165	383	589
Total	3,958	4,130	4,253
Business			
PSTN	322	306	280
ISDN	591	603	605
ADSL	18	49	81
Total	931	958	966
Traffic *(millions of minutes)*			
Residential			
National	8,685	7,584	6,490
Fixed to mobile	1,010	1,003	965
International	511	504	459
Total	10,206	9,092	7,914
Business			
National	3,297	2,922	2,612
Fixed to mobile	464	472	504
International	419	422	450
Total	4,180	3,816	3,567
Average monthly voice revenue per voice access channel[2]	€37.1	€35.0	€34.2
Mobile Communications			
Number of active customers[3] *(thousands)*	3,979	4,076	4,201
Pre-paid	2,215	2,316	2,442
Post-paid	1,764	1,760	1,759
Active customers as a percentage of total customers[4]	95.9%	95.8%	96.6%
Total number of SIM cards *(thousands)*	4,148	4,253	4,349
Annualized churn rate[5] (blended)	19.0%	21.3%	17.7%
ARPU[6]			
Pre-paid	€17.9	€18.0	€19.2
Post-paid	€66.0	€66.6	€69.1
Blended[7]	€41.4	€39.5	€40.3
Blended voice	€37.7	€34.5	€34.3
Blended data	€3.7	€5.0	€6.0
Market share of active customers[8]			
Pre-paid	50.2%	50.7%	49.1%
Post-paid	65.3%	64.3%	61.5%
Total	56.0%	55.8%	53.7%

(1) The number of access channels Belgacom provides, with a PSTN line counting as one channel, an ISDN basic line counting as two channels, an ISDN primary line counting as 30 channels and an ADSL line counting as one channel.

(2) Average monthly voice revenue per voice access channel has been calculated by dividing fixed retail voice access and traffic revenues (including revenues from customer premises equipment and value-added services) by total retail PSTN and ISDN voice access channels and then dividing by 12.

(3) Active customers are customers who have made or received at least one call or sent or received at least one SMS in the last three months.

(4) Percentage based on total number of Belgacom Mobile SIM cards in circulation.

(5) Annualized churn is the total number of SIM cards disconnected from the Belgacom Mobile network, plus the total number of port-outs due to mobile number portability, during a year, divided by the average number of customers during that year.

(6) Average revenue per user ("ARPU") has been calculated on the basis of monthly averages for the year indicated.

(7) Monthly blended ARPU is total service revenues, excluding roaming-in and activation revenues, divided by Belgacom Mobile's active post-paid and pre-paid customer base for that month.

(8) Source: EMC World Cellular Database. Based on three-month active customers for Belgacom Mobile and Mobistar and six-month active customers for BASE.

BACKGROUND TO THE OFFERING

Overview

The Group's business was originally operated as a public service, the *Régie des Télégraphes et des Téléphones – Regie van Telegrafie en Telefonie* (the "RTT"). The RTT, established in 1930, was commissioned to supply telegraphy and telephony services in Belgium and was supervised by a Belgian Government minister. Pursuant to the 1991 Law which provided, among other things, a legal framework for liberalizing the telecommunications sector in Belgium, a separate Belgian communications regulatory authority was established and the RTT was reorganized as an autonomous public-sector enterprise called "Belgacom".

In December 1994, the Company was transformed into a limited liability company under public law (*société anonyme de droit public/naamloze vennootschap van publiek recht*). In March 1996, the Belgian State sold 50% less one ordinary share of the Company to ADSB, a Netherlands corporation owned by a consortium of three strategic investors (Ameritech International Inc. ("Ameritech International") (subsequently acquired by SBC), TDC and SingTel) and the Belgian Financial Partners. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions". Dexia and an affiliate of KBC are Joint Global Coordinators of the Offering. See "Underwriting".

The Protocol Agreement

On 2 October 2003, the Belgian State, the Company and ADSB entered into an agreement (the "Protocol Agreement") that provided, among other things, a path for the disposal by ADSB of its interest in the Company through share repurchases by the Company in 2003 and 2004 and through this Offering and the termination of the shareholders' agreement of 20 March 1996 (the "Shareholders' Agreement") with the Belgian State. In addition, the Protocol Agreement provided a means for the Company to transfer to the Belgian State all of the accrued and future legal pension obligations of its current and former statutory employees and their survivors in exchange for (i) €5.0 billion in cash for obligations accrued through 31 December 2003, (ii) annual contributions of 17.5% of the annual salaries of the current statutory employees for the accruing obligations and (iii) equalization payments to offset increases or decreases in the obligations as a result of actions taken by the Company. The transactions set out in the Protocol Agreement were agreed to by the Belgian State, the Company and ADSB in order, among other things, to facilitate the Offering. On 19 February 2004, the Belgian State, the Company and ADSB entered into an addendum to the Protocol Agreement and, on 19 March 2004, the parties entered into a second addendum to the Protocol Agreement. Each of these provisions of the Protocol Agreement as amended is described in more detail below.

The termination of the Shareholders' Agreement will result in the Belgian State becoming the sole controlling shareholder within the meaning of the Belgian competition regulations. The Belgian State and the Selling Shareholder on 26 January 2004 filed a notification with the Belgian Competition Council to determine whether the proposed sale would be considered to entail a "concentration" within the meaning of the Belgian Law on the Protection of Competition of 5 August 1991 and, if so, to obtain the Council's approval of the "concentration" as the transaction does not in any way create or strengthen a dominant position on the relevant markets. On 27 February 2004, the Belgian Competition Council issued a decision that unconditionally approved any "concentration" resulting from the proposed sale of the Shares. The Council's decision is subject to appeal.

Pension Fund Transfer

Pursuant to the Protocol Agreement, as of 31 December 2003, the Belgian State assumed all of the accrued and future legal pension obligations of Belgacom in respect of Belgacom's current and former statutory employees and their survivors, in respect of which Belgacom had established its Pension Fund I. As consideration for the assumption by the Belgian State of the obligations accrued until 31 December 2003, on 29 December 2003 Pension Fund I transferred €5.0 billion in cash to the Belgian State. The payment to the Belgian State was financed by the proceeds from the sale of the assets of Pension Fund I and a transfer by the Company of €1,381 million in cash to Pension Fund I. With respect to the legal pension rights that statutory employees acquire from 1 January 2004, the Company makes ongoing social security contributions to the Belgian State. The Company and the Belgian State are required to make equalization payments to offset certain future increases or decreases in the Belgian State's obligations as a result of actions taken by the Company. Belgacom has made and will continue to make contributions to Belgacom's Pension Fund II in respect of supplemental pension benefits for its statutory and non-statutory employees and to Belgacom's Pension Fund III

in respect of supplemental pension benefits for employees of Belgacom Mobile. These pension obligations were not transferred to the Belgian State. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Prior to the Offering — Pension Fund Transfer", "Management and Employees — Employees — Statutory Employees", "Management and Employees — Employees — Non-statutory Employees" and "Management and Employees — Employees — Pension Benefits".

2003 Ordinary Share Purchase

On 30 December 2003, pursuant to the terms of the Protocol Agreement, the Company purchased 1,238,095 (which does not reflect the 10 for one share split approved by the shareholders at the General Shareholders Meeting held on 19 February 2004) of its ordinary shares from ADSB for an aggregate purchase price of €325 million. Pursuant to an agreement between ADSB and the ADSB shareholders, the cash proceeds received by ADSB from the 2003 Ordinary Share Purchase were used to repurchase ADSB shares from certain of the ADSB shareholders. As a result, ADSB, prior to 19 March 2004, was owned, indirectly, by SBC (34.9%), TDC (32.9%), SingTel (26.9%) and the Belgian Financial Partners (5.3%). The aggregate purchase price of the 2003 Ordinary Share Purchase was adjusted such that the purchase price per ordinary share, taking into account the 10 for one share split approved by the shareholders at the Company's General Shareholders Meeting held on 19 February 2004 and effective as of 2 March 2004, is equal to the Offer Price. See "Information on the Public Offering in Belgium — Offer Price". The price adjustment, equal to €21.7 million, will be paid by ADSB on or about the closing date of the Offering. The Company cancelled all ordinary shares purchased under the 2003 Ordinary Share Purchase.

Dividend Payment for 2003

The Company declared aggregate dividends of €395 million in respect of the fiscal year ended 31 December 2003, to be paid to ADSB and the Belgian State in proportion to their shareholdings as of 2 October 2003. The Company does not expect to make any additional dividend payments in respect of the fiscal year ended 31 December 2003. See "Dividends and Dividend Policy".

2004 Ordinary Share Purchase

Pursuant to the terms of the Protocol Agreement, the Company purchased from ADSB on 20 March 2004 38,761,905 ordinary shares at the Offer Price, for an aggregate purchase price of €949.7 million (subject to the condition of the closing of the Offering on or prior to 1 April 2004, failing which the sale and purchase will be cancelled). See "Capitalization" and "Information on the Public Offering In Belgium — Offer Price". The cash proceeds received by ADSB from the 2004 Ordinary Share Purchase and the Offering will be distributed by ADSB to the ADSB shareholders as it deems appropriate. Belgian law prohibits a company from owning more than 10% of its outstanding share capital. Prior to such purchase, the Company cancelled all ordinary shares purchased under the 2003 Ordinary Share Purchase. In accordance with Belgian law, ordinary shares held by the Company are not entitled to vote and the right to receive dividends in respect of such ordinary shares has been suspended by the Board of Directors. See "Description of Share Capital and Corporate Structure — Acquisitions of Own Shares".

ADSB's Priority Offering Rights

Pursuant to the Protocol Agreement, ADSB has the right to sell its shareholding in the Company at any time in the period up to 31 July 2005 (except for the period from 1 April to 30 June 2004) (the "Offering Window"). The Protocol Agreement further provides that, after the closing of the Offering, if ADSB still holds Shares in the Company, ADSB has the exclusive right to effect one or more subsequent offerings, meaning offerings marketed on the basis of a prospectus or similar offering document (a "Subsequent Offering"), during the Offering Window until its shareholding in the Company drops below 5% of the Company's voting stock. The Belgian State is entitled (i) to participate in such Subsequent Offerings on a *pari passu* basis in order to offer and sell its ordinary shares in the Company held by it in excess of 50% plus one ordinary share of the Company's voting stock as a result of the cancellation of the shares redeemed pursuant to the 2003 Ordinary Share Purchase and (ii) to sell such excess ordinary shares independently other than through an offering marketed on the basis of a prospectus or similar offering document. Upon 90 days notice, the Belgian State may advise ADSB of a restricted period, on one or several occasions, for an aggregate period of up to 90 days, in which ADSB may not effect a Subsequent Offering. The Offering Window will be extended by the time of any such restricted period. Following the Offering, the Company, ADSB and the Belgian State will be subject to a lock-up agreement with the Underwriters for a period of 180 days from the commencement of trading in the Shares, except with the prior written consent of the Joint Bookrunners, subject to certain exceptions. See "Underwriting". If ADSB continues to hold ordinary shares in the Company following the completion of the Offering, it currently intends to sell all of any remaining shareholding it may have, after the expiration of the lock-up period, subject to market conditions.

RISK FACTORS

Prospective investors should carefully consider the risks described below in addition to all other information presented in this Offering Memorandum before deciding to invest in the Shares.

Risks Related to the Group's Business

Belgacom's operating revenue and net profit could decline if the growth in the Belgian telecommunications market slows.

Belgacom's primary business is the provision of communications services in Belgium. Substantially all of Belgacom's revenues are derived from Belgium or from Belgian customers, and Belgacom's future revenues and profitability are dependent in substantial part on the growth of the Belgian telecommunications market and the evolution of average telecommunications spending by Belgian customers. According to Company estimates based on market research data, the compound annual growth rate of the Belgian telecommunications market from 2001 to 2003 was approximately 4%. The telecommunications industry in Belgium is highly developed. As of 31 July 2003, residential fixed-line penetration in Belgium was approximately 74% in terms of total households and 50% in terms of the total population of Belgium and, as of 31 December 2003, mobile penetration based on active customers was approximately 76% of the total population. These high penetration rates may make it difficult for the Company and Belgacom Mobile to increase current levels of fixed-line and mobile customers. Therefore, future revenue growth is likely to be dependent upon growth in voice and data traffic and/or commercial take-up of new services.

Increased competition in the fixed-line market in Belgium may result in further reductions in Belgacom's tariffs, loss of market share and declines in voice revenue.

Belgacom is the incumbent provider of fixed-line telecommunications services in Belgium. Since the Belgian fixed-line services market was opened to full competition on 1 January 1998, Belgacom has faced increasing competition from other Belgian fixed-line operators. In addition, direct access competitors contribute to churn in respect of Belgacom's fixed-line customers, and carrier pre-selection providers exert significant pressure on fixed-voice traffic tariffs. Belgacom expects competition in the markets in which its Fixed Line Services segment operates to continue to be intense and, as a result, for voice revenue to decline in 2004. Belgacom will seek to offset declines in traffic and access lines with additional customer-oriented offers and tighter costs controls, however, there can be no assurance that the Company will be successful in offsetting the expected decline in voice revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Outlook — Fixed Line Services". As a result of increasing competition, as well as changes in the regulatory environment, Belgacom anticipates a reduction in overall average tariffs and market share in its fixed-line business. See "— Risks Related to Regulatory Matters".

Belgacom Mobile faces increasing competition in the Belgian mobile communications market, which may result in further reductions in tariffs and loss of market share.

In the Belgian mobile communications market, there are currently three licensed operators: Belgacom Mobile, Mobistar and BASE. As of 31 December 2003, Belgacom Mobile had a market share of approximately 54% based on active customers. With mobile penetration growth slowing in the Belgian market, the introduction of mobile number portability since October 2002 and the launch of Mobile Virtual Network Operators ("MVNOs") on BASE's network, competition in the mobile communications services market in Belgium has increased and is expected to continue to increase. In addition, in order to gain market share over the next few years, Mobistar and BASE may, among other things, significantly reduce their tariffs or increase their marketing efforts. This increased competition may result in a reduction of Belgacom Mobile's average tariffs and market share and an increase in its customer acquisition and retention costs, which could cause Belgacom's operating revenue and net profit to decline.

Competition from mobile communications services and alternative means of communication have resulted in significant customer migration and substitution from fixed-line to mobile services and from voice communications to alternative means of communication.

In recent years, Belgacom has experienced reductions in the number of fixed PSTN and ISDN access channels due to customer migration from fixed-line services to mobile services. The two other mobile operators in Belgium have launched "cut the line" campaigns to encourage customers with both fixed-line and mobile

services to retain only their mobile services. In addition, Belgacom has experienced fixed-to-mobile substitution in part due to the increase in mobile penetration in Belgium and the increased availability of mobile services. Belgacom also faces competition from operators using Voice over Internet Protocol ("VoIP") technology, where voice traffic is carried via Internet Protocol rather than a circuit-switched network, and from service providers using least-cost routing technology that enables fixed-to-mobile calls from a corporate private branch exchange to bypass Belgacom's fixed-line network by being transferred directly to mobile networks. As a result, Belgacom may continue to experience a decline in access revenue and a reduction in traffic, which would lead to a decline in operating revenue and net profit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Outlook — Fixed Line Services".

In addition, mobile traffic growth in Belgium has slowed and the use of alternative means of communication, such as SMS and e-mail, is increasing. If these trends continue, total voice market traffic (fixed and mobile) in Belgium could decline further, adversely impacting Belgacom's operating revenue and net profit.

A decline in growth in the Belgian broadband market, increasing competition and regulatory decisions could cause Belgacom's broadband market share to decline, limit demand for its newer broadband products and services and limit Belgacom's ability to increase its revenues.

Belgium is a leader in broadband penetration per household. Future growth in broadband penetration is linked to PC penetration in Belgium. As of 31 December 2003, Belgium had a PC penetration rate of approximately 56% in terms of households and a portion of these PCs cannot support a broadband connection or are not equipped with a modem. As a result, the addressable market for Internet and broadband services is limited to approximately half of the households in Belgium. In addition, business Internet connectivity is beginning to reach saturation. Competition from cable broadband services is intense, especially in the northern part of Belgium, and increased competition may put pressure on tariffs for ADSL access and services. In addition, Telenet, a cable operator in the northern part of Belgium, may be able to launch broadband services with very high bandwidth before Belgacom is able to complete the network upgrades associated with its Broadway initiative and offer new broadband services in that region of Belgium. See "Business — Fixed Line Services — Residential Market — Broadband Internet Access — Broadway". Competition may also increase in the southern portion of the country should consolidation in the cable broadband sector materialize as it has in the North. In addition, the successful take up of other fixed-line providers' services or the introduction of new broadband services by other providers may also limit the future take up of broadband services from Belgacom. Regulatory changes could also negatively impact Belgacom's broadband market share. See "— Risks Related to Regulatory Matters". Less than anticipated growth in demand for Belgacom's broadband products and services or a loss of market share could cause Belgacom's operating revenue and net profit to decline.

Increased use of regulated domestic wholesale products may lead to a decline in the use of Belgacom's commercial wholesale products.

In its domestic wholesale services, Belgacom anticipates significant take up in terms of volumes for its regulated products in respect of access services, especially bitstream access, which may lower demand for Belgacom's commercial products. The prices for Belgacom's regulated wholesale services (such as local loop unbundling, bitstream access and interconnection) are subject to the prior approval of the BIPT through its approval of reference offers. The prices for Belgacom's commercial wholesale services are not subject to the BIPT's prior approval, but certain services such as leased lines are subject to the principles of cost-orientation. See "Regulation — Price Regulation — Wholesale Services' Prices". In addition, Belgacom expects that competition in commercial products will intensify with more alternatives to Belgacom's network, which will increase pressure on prices. The increased take up of regulated products and increased competition could cause Belgacom's operating revenue and net profit to decline.

If the penetration and usage of existing and new data services are less than expected, Belgacom Mobile's ARPU could decline.

One of Belgacom's strategic initiatives is to increase Belgacom Mobile's ARPU. Belgacom Mobile's future ARPU growth is heavily dependent on an increase in data penetration, voice usage and usage of existing and new data services, as well as on the development of new and commercially viable products and services. If data services, such as MMS, do not gain wide acceptance or grow more slowly than expected in Belgium, or if Belgacom Mobile's competitors' data services gain wider acceptance than similar services from Belgacom Mobile, Belgacom's operating revenue and net profit could decline.

If Belgacom fails to develop and introduce new products and services on a timely basis, it could lose customers.

In order to grow its revenues, Belgacom must successfully introduce new products and services. The Group is developing new products and services, including broadband and mobile Internet services, in order to attract and retain customers. The Group is also investing in new infrastructure and technologies to enable it to introduce new products and services. Belgacom expects that these strategic initiatives will require substantial expenditure and commitment of human resources over the next three to four years and possibly longer. Belgacom may not be able to offer these new products and services, and, even if it does offer them, the new products and services might not be successful. This would affect the Group's ability to expand the broadband products and services it offers and plans to offer to both fixed and mobile subscribers. In addition, Belgacom's competitors may introduce new broadband and mobile Internet services before Belgacom. As a result, Belgacom could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base.

Delays in the development of technology and the availability of handsets may prevent Belgacom Mobile from providing UMTS-based services when required by its UMTS license and, even if launched commercially, the commercial success of services based on UMTS technology is still uncertain.

The development of UMTS technology and deployment of UMTS handsets is taking longer than anticipated. In addition, the availability of UMTS handsets at attractive prices could be delayed. Once developed, UMTS technology may not prove superior to existing technologies and services based on this technology may fail to meet commercial acceptance. Competitive pressure in the Belgian market place could also require Belgacom Mobile to accelerate the roll-out of its UMTS services. These delays in supplier and technology performance and the uncertainties regarding the competitive pressure and commercial success of services based on UMTS technology could result in additional expenditures or the Group not being able to generate returns commensurate with levels of investment, which could have a negative effect on the Group's operating revenue and net profit.

Continuing rapid changes in technologies could increase competition or require Belgacom to make substantial additional investments.

Many of the services Belgacom offers are technology intensive. The development of new technologies may render the Group's services uncompetitive. Belgacom may have to make substantial additional investments in developing, rolling out or obtaining licenses for new technologies to remain competitive. New technologies that the Group chooses to invest in may not prove to be commercially successful. As a result, Belgacom could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base.

Actual or perceived health risks or other problems relating to mobile handsets or base stations could lead to decreased mobile communications usage.

Concern has been expressed that the electromagnetic signals from mobile handsets and base stations may pose health risks or interfere with the operation of electronic equipment, including automobile braking and steering systems. Actual or perceived risks associated with mobile handsets or base stations and related publicity, regulation or litigation could reduce the Group's mobile telephone customer base, make it difficult to find or maintain attractive sites for base stations or cause mobile telephone customers to use their mobile phones less.

Belgacom depends on the reliability of its networks, and a system failure or a breach of its security measures could result in a loss of customers and reduced revenues.

Belgacom is able to deliver services only to the extent that it can protect its network systems against damage from telecommunications failures, power failures, computer viruses, natural disasters and unauthorized access. Any system failure, accident or security breach that causes interruptions in the Group's operations could impair its ability to provide services to the Group's customers and negatively impact the Group's revenues and results of operations. To the extent that any disruption or security breach results in a loss of or damage to customers' data or applications, or inappropriate disclosure of confidential information, Belgacom may incur liability as a result. In addition, the Group may incur additional costs to remedy the damage caused by these disruptions or security breaches. Although Belgacom currently possesses errors and omissions insurance, business interruption insurance and insurance specifically to guard against certain losses resulting from, for instance, computer viruses and security breaches, these policies may not provide effective coverage.

If the global voice transit market grows less than expected, voice margins in Belgacom's International Carrier Services segment could decrease.

In the international carrier services market, Belgacom anticipates that growth in the voice transit market will mainly be driven by expected increases in mobile traffic. However, voice margins per minute have been under significant pressure over the past few years as a result of price competition and the ease with which customers are able to change providers. If pressure on voice margins continues and/or if the Group does not offset price decreases with increased volume, Belgacom's growth rate, operating revenue and net profit could decline.

Belgacom may be sued by third parties for infringement of proprietary rights.

The telecommunications industry and related service businesses are characterized by the existence of a large number of patents and trademarks. Litigation based on allegations of patent or trademark infringement or other violations of intellectual property rights is common. As the number of entrants into the market grows and the overlap of product functions increases, the possibility of an intellectual property infringement claim against Belgacom grows. In addition, the Group may be sued for copyright or trademark infringement for purchasing and distributing content through various fixed-line or wireless communications and other media, such as through its portals.

Any such claims or lawsuits, whether with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or delays in the granting of patent applications or require the Group to develop non-infringing technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially reasonable terms or at all. If a successful claim of product infringement were made against the Group or it could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis and on commercially reasonable terms, its operating revenue and net profit could decline.

Risks Related to Regulatory Matters

Future changes in the Belgian communications laws or the powers and structure of the BIPT, the Belgian communications regulatory authority, could affect Belgacom's business.

Belgium is working on the implementation of the new EU framework for regulation of electronic communications networks and services. Such legislation will to a large extent replace the current framework and will, among other things, give the BIPT a significant degree of flexibility to impose additional regulatory obligations on operators with "significant market power" in order to remedy market failures in certain markets. In addition, under Belgium's federal system, the regulation of radio and television broadcasting falls within the competence of the regional authorities. As a result, a part of the legislation will be implemented by Belgium's regional authorities. See "Regulation". Belgacom cannot predict when such federal and regional legislation will be enacted or when or what measures the BIPT or regional authorities may impose, nor can it estimate the potential impact on Belgacom's operating revenue or net profit. Furthermore, Belgacom cannot predict what effect subsequent changes in the law or regulations other than those required to implement the new EU framework, including modifications to the powers and structure of the BIPT, may have on Belgacom's business.

Pending the adoption of such implementing legislation, Belgacom cannot predict which provisions, if any, of the directives under the new EU framework will be enforceable or have effect in Belgium under "direct effect" case law or otherwise, nor can it estimate the potential impact thereof on its operating revenue or net profit. See "Regulation".

Some of the Company's and Belgacom Mobile's tariffs are subject to approval by the BIPT, which may limit their flexibility in pricing and could reduce the Group's net profit. Belgacom's operating revenue and net profit could decline if additional wholesale price controls or access requirements are imposed on it.

The 1991 Law requires fixed-line operators with significant market power, such as the Company, to offer cost-based tariffs for retail voice telephony, retail leased line services and regulated wholesale services (such as interconnection, unbundling of the local loop, regulated bitstream access and special access). These tariffs are also subject to transparency and a prohibition on cross subsidization. The Company's tariffs for regulated wholesale services are subject to the prior approval of the BIPT. Any action by the BIPT that delays, denies or requires a change in wholesale pricing could result in lost revenue and have a material adverse effect on the Group's operating revenue and net profit. While the Company's retail voice telephony tariffs may be implemented without the BIPT's prior approval, they are subject to a price cap formula, which has been set to

ensure affordability. To ensure compliance with the price cap, the BIPT reviews any changes the Company makes to its retail voice telephony tariffs. If the BIPT determines that the Company is not in compliance with the principles set out above, the Company could be forced to modify its tariffs. There can be no assurance that such modifications would allow the Company to fully recover its costs or would not materially limit the Company's ability to make a profit from its services.

Belgacom has initiated a program, called the "Broadway" project, to invest in upgrading its network to enable it to offer, among other things, services based on Very High Digital Subscriber Line ("VDSL") technology. If regulators were to impose access requirements in respect of VDSL technology, it could have a material adverse effect on Belgacom's return on these planned investments.

In the fixed-line services market, competitors have introduced non-reciprocal interconnection rates that are much higher than the Company's. For example, in the first quarter of 2002, Telenet increased its interconnection termination rate by 427%, and in April 2003, Versatel increased its interconnection termination rate by 670%. The Company challenged the reasonableness of these interconnection arrangements with the BIPT and in the Belgian courts. In June 2002, the BIPT upheld the reasonableness of the Telenet tariffs. On 20 January 2004, the President of the Commercial Court of Mechelen declared that he had no jurisdiction in relation to the matter. The Company has decided to lodge an appeal against the above decision of the President of the Commercial Court of Mechelen. On 19 February 2004, the President of the Commercial Court of Brussels decided that he had no jurisdiction in relation to the action brought by the Company against Versatel. Challenges to the reasonableness and lawfulness of these tariffs are currently pending in several forums. See "Regulation — Price Regulation — Interconnection Charges by Other Carriers".

As an operator with significant market power in the interconnection market, Belgacom Mobile is obligated to offer cost-oriented termination charges. In December 2001, the BIPT ruled that Belgacom Mobile's termination charges must decrease by approximately 50% over four years. The BIPT expresses rate decreases as a percentage decrease from Belgacom Mobile's interconnection tariffs, as adjusted for inflation by reference to the Belgian retail price index (the "RPI"). See "Regulation — Price Regulation — Interconnection Access and Pricing". The last reduction of 12% pursuant to the BIPT decision of December 2001 is due to be implemented on 1 July 2004. BASE, as an operator not deemed by the BIPT to have significant market power, is not subject to similar cost controls. However, operators with significant market power, such as the Company, Belgacom Mobile and Mobistar, are only obliged to accept termination rates that are reasonable. On that basis, the reasonableness of BASE's termination rates was challenged before the BIPT Council, which, on 29 August 2003, decided to approve an increase in BASE's termination rates as of 1 October 2003 finding that such increase was reasonable. Belgacom Mobile has appealed this approval by the BIPT before the Brussels Court of Appeal. In September 2003, the BIPT ruled that Mobistar, as a result of its designation by the BIPT as an operator with significant market power, should decrease its termination charges by 6% as of 1 November 2003 and by an additional 6% as of November 2004. Belgacom Mobile has appealed this BIPT decision arguing that the reductions imposed on Mobistar by the BIPT were insufficient to be compliant with the regulatory obligations of Mobistar as an operator with significant market power.

If the BIPT were to order additional reductions of the Company's or Belgacom Mobile's charges or if other fixed-line or mobile operators were permitted to increase their termination rates, and Belgacom is unsuccessful in proceedings it may bring to challenge the BIPT's decisions ordering such reductions or permitting such increases, this could have a material adverse effect on Belgacom's ability to recoup its costs and meet its business objectives and its operating revenue and net profit could decline.

The outcome of pending disputes involving Belgacom with or before Belgian Government bodies could adversely affect Belgacom's operating revenue and net profit.

Belgacom is a party to a number of disputes with or before the BIPT and the Belgian Competition Council. These disputes involve, among other things, the duty of Belgacom to provide competitors with bitstream access and other forms of access to its networks, the pricing for interconnection, access and other services provided to competitors, and the pricing of Belgacom's voice telephony service for its corporate customers. Some of these disputes are under judicial review in Belgian commercial courts and the Belgian Council of State. For example, in June 2003, BASE filed an action against Belgacom Mobile before the Commercial Court of Brussels alleging that Belgacom Mobile's termination rates since 1 October 2000 are not in accordance with the official telecommunications regulations requiring cost oriented pricing and that Belgacom Mobile's Proximus-to-Proximus tariffs constitute an abuse of Belgacom Mobile's alleged dominant position in the Belgian market. On 1 March 2004, Mobistar filed a request to intervene voluntarily in the action brought by BASE

against Belgacom Mobile alleging that if the Commercial Court of Brussels were to find that Belgacom Mobile's termination rates were not in accordance with the obligation of cost-oriented pricing, Mobistar should be awarded damages provisionally estimated by Mobistar to range between €967,000 and €56,000,000, depending on the termination rates upheld by the Court. Furthermore, Mobistar alleges that in addition to the Proximus-to-Proximus tariffs, certain tariff schemes offered by Belgacom Mobile to business and corporate customers constitute an abuse of Belgacom Mobile's allegedly dominant position. Adverse decisions in some or all of these proceedings could cause Belgacom's operating revenue and net profit to decline. See "Business — Legal Proceedings".

There are instances where the Belgian Competition Council's powers to resolve disputes in the telecommunications sector overlap with those exercised by the BIPT or the Belgian courts, which may result in the Company and Belgacom Mobile being subject to parallel proceedings and conflicting decisions on the same issues.

The Belgian Competition Council has recently been given authority to resolve disputes between telecommunication operators regarding, among other things, interconnection, special access and unbundling of the local loop. The BIPT may still intervene in such disputes on the basis of its general power to enforce the provisions of the 1991 Law. In addition, Belgian courts have jurisdiction with respect to certain aspects of general competition law. These "overlapping" powers may result in Belgacom being forced to litigate competitors' complaints in more than one forum on the same issue. There can be no assurance that the Belgian Competition Council, the BIPT and the Belgian courts will always reach the same or consistent conclusions on identical or similar issues. Such uncertainty can lead to potentially conflicting compliance obligations being imposed on the Company and Belgacom Mobile and forum shopping by potential litigants. Belgacom cannot predict what effect the consequences of these overlapping powers may have on its operating revenue and net profit.

Increased regulation and changes in the regulatory environment in other countries in which Belgacom operates could adversely affect Belgacom's business.

Belgacom's international carrier operations could be subject to increasing regulation in any of the countries in which Belgacom operates. In each of these countries there are governmental authorities that monitor and enforce competition and sector-specific laws applicable to the telecommunications industry. It is difficult for Belgacom to predict the precise impact of any proposed or potential changes in the regulatory environment or government policies on the Group's operations. If regulators decide to expand restrictions and obligations applicable to the Group's business operations or to extend these or other obligations to new services and products, this could adversely affect the Group's business operations and competitiveness in such countries. In addition, for a material portion of the Group's international traffic, Belgacom provides to or obtains from other carriers what is commonly referred to as least-cost routing, including refile and reorigination. The use of least-cost routing mechanisms has not been universally accepted by regulatory authorities and should the use of least-cost routing mechanisms be limited or terminated by a substantial number of countries where Belgacom does business, Belgacom's operating revenue and net profit could be materially adversely affected.

Risks Related to the Company's Ownership by the Belgian State

The Company could be influenced by the Belgian State whose interests may not always be aligned with the interests of the Company's other shareholders.

The Belgian State holds and will hold, following completion of this Offering, a majority of the Company's ordinary shares and voting rights. Accordingly, the Belgian State will continue to have the power to determine matters submitted to a vote of shareholders, including the ability to control the outcome of certain corporate actions such as dividend policy, mergers and other extraordinary transactions. The Belgian State has the power to appoint a number of directors proportionate to the number of voting rights attached to its shareholding, the power to dismiss all the directors of the Company, including the Chief Executive Officer and the Chairman of the Board of Directors, and is required by law to retain at least 50% plus one of the ordinary shares of the Company. The interests of the Belgian State in deciding these matters and the factors it considers in exercising its votes could be different from the interests of the Company's other shareholders. In addition, the procedures applicable to potential intra-group conflicts of interest provided by the Belgian Company Code do not apply to Belgacom's relationship with the Belgian State. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions", "Management and Employees" and "Description of Share Capital and Corporate Structure".

As an autonomous public-sector enterprise, the Company is governed by the 1991 Law, which differs in certain significant respects from the laws applicable to other Belgian commercial companies.

The Company is an autonomous public-sector enterprise that has adopted the legal form of a limited liability company under Belgian public law. It is governed by Belgian laws applicable to all limited liability companies only insofar as such laws are not explicitly derogated by, or by virtue of, the 1991 Law or any other Belgian law. The 1991 Law contains provisions relating to, among other matters, (i) the appointment of directors, (ii) the composition and functioning of the Board of Directors as well as the management of Belgacom, (iii) the shareholder structure and share capital of the Company and changes thereto, (iv) the distribution of profits, (v) the status of its employees, (vi) the supervision by the Belgian State through a Government Commissioner, (vii) the appointment of the Company's independent auditors and (viii) the dissolution and liquidation of the Company. In addition, the Company's properties and assets, which are entirely or partially used in, or designated for the performance of, public service tasks may not be subject to enforcement measures by creditors. As a result of the Company's status as an autonomous public-sector enterprise, it is also governed by certain provisions of Belgian public and administrative law. The interaction between the laws applicable to all private limited liability companies and the specific public and administrative law provisions and principles applicable to Belgacom has in the past presented and may continue to present difficulties in interpretation, which in many instances are untested before the Belgian courts, and may give rise to legal uncertainties. See "Regulation — Status as an Autonomous Public-Sector Enterprise".

A large number of Belgacom's employees are statutory employees who benefit from substantially higher protection against dismissal than that applicable to ordinary private sector employees.

A significant portion of Belgacom's employees are employed under an administrative law status, which is comparable to that applicable to civil servants and only allows dismissal in limited and exceptional circumstances. This status may restrict Belgacom's ability to improve efficiency and increase flexibility to levels comparable to those of its peers. See "Management and Employees — Employees — Statutory Employees".

Risks Related to the Offering

The price of the Company's ordinary shares may be volatile and fluctuate significantly due to many factors, including variations in the Company's operating results and changes in the regulatory environment.

The trading price of the Company's ordinary shares could fluctuate in response to variations in operating results, adverse general economic conditions, adverse business developments, changes in financial estimates by securities analysts, announcements of technological or other developments by Belgacom or its major competitors, changes in the regulatory environment, changes to the Company's credit rating or the actual or expected sale of a large block of the Company's ordinary shares. The Offer Price of the Shares was determined, based on the factors described under "Information on the Public Offering in Belgium — Offer Price", by ADSB following recommendations from the Joint Bookrunners. Investors may not be able to resell Shares at or above the Offer Price.

The future sale of a substantial number of the Company's ordinary shares could negatively affect their share price.

The market price of the Company's ordinary shares could fall as a result of sales of substantial amounts of the Company's ordinary shares in the public market following the Offering, or the public perception that sales could occur. In connection with the Offering, the Belgian State, the Company, the Selling Shareholder, KBC and Dexia have agreed to certain restrictions on the sale or other disposition of the Company's ordinary shares or securities convertible into the Company's ordinary shares for a period of up to 180 days from the date of the commencement of trading in the Shares, except with the prior written consent of the Joint Bookrunners, subject to certain exceptions. See "Underwriting". Future sales of the Company's ordinary shares could be made by the Belgian State, the Company, ADSB or the Belgian Financial Partners, or through a capital increase undertaken by the Company for an acquisition or another purpose. If ADSB continues to hold shares in the Company following the completion of the Offering, it currently intends to sell all of any remaining shareholding it may have, after the expiration of the lock-up period, subject to market conditions. See "Background to the Offering — ADSB's Priority Offering Rights".

Investors resident in countries other than Belgium may suffer dilution if they are unable to participate in future preferential subscription rights offerings.

Under Belgian law, shareholders usually have preferential subscription rights to subscribe on a pro rata basis for cash issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares for cash. The exercise of preferential subscription rights by certain shareholders not residing in Belgium may be restricted by applicable law, practice or other considerations. As a result, shareholders in jurisdictions outside Belgium, may not be able, or permitted, to exercise their preferential subscription rights.

Investors' rights as shareholders will be governed by Belgian law and differ in some respects from the rights of shareholders under the laws of other countries.

The Company is a limited liability company under public law organized under the laws of Belgium. The rights of holders of the Company's ordinary shares are governed by the Company's Articles of Association and by Belgian law. These rights may differ in some respects from the rights of shareholders in corporations organized outside of Belgium. In addition, it may be difficult for investors to prevail in a claim against the Company under, or to enforce liabilities predicated upon, the securities laws of jurisdictions outside of Belgium.

DIVIDENDS AND DIVIDEND POLICY

Dividends

The Shares offered hereby rank equally with all of the Company's outstanding ordinary shares for any dividends that may be declared and paid in respect of the fiscal year ending 31 December 2004 and future years. Dividends in respect of 2004, if any, will be declared at the Company's Annual General Meeting in 2005.

The audited consolidated financial statements of the Company included in this Offering Memorandum have been prepared in accordance with IFRS. The Company prepares non-consolidated financial statements in accordance with Belgian GAAP. Pursuant to Belgian law, the calculation of amounts available to be distributed as dividends or otherwise distributed to shareholders must be made on the basis of the Belgian GAAP financial statements. See "Appendix A: Extracts from Belgian GAAP Non-consolidated Financial Statements of the Company". As of 31 December 2003, in accordance with Belgian GAAP, the Company had reserves available for distribution of approximately €4,633 million, prior to the 2004 Ordinary Share Purchase and the price adjustment in relation to the 2003 Ordinary Share Purchase. However, the Board of Directors of the Company has decided that, in general, it will consider the consolidated Group reserves calculated under IFRS when determining amounts available for distribution. As of 31 December 2003, the Group's consolidated IFRS reserves (based on retained earnings less treasury shares) were €1,417 million, prior to the 2004 Ordinary Share Purchase, payment of the 2003 dividend and the price adjustment in relation to the 2003 Ordinary Share Purchase.

The Company paid aggregate dividends in the amount of €253 million and €280 million to the Belgian State and ADSB in respect of the fiscal years ended 31 December 2001 and 2002, respectively, and has declared dividends in the amount of €395 million to the Belgian State and ADSB in respect of the fiscal year ended 31 December 2003. The Company also paid an extraordinary dividend amounting to an aggregate of €570 million in respect of the fiscal year ended 31 December 2002, which was paid in two tranches, €410 million in 2002 and €160 million in 2003. The Company does not expect to make any additional dividend payments in respect of the fiscal year ended 31 December 2003. Prior to the Offering, the dividends paid by the Company were the result of discussions among the Belgian State, the Company and ADSB. Accordingly, historical dividends and any implicit payout ratios are not necessarily indicative of future dividends or payout ratios.

Dividend Policy

The Company currently intends to declare and distribute an annual dividend of 50% to 60% of its annual net income. This amount may be adjusted for the effect of one-time gains or losses and the amount of dividends declared by the Company may vary from year to year. In determining the amount of any annual dividends to propose to the shareholders of the Company, the Board of Directors will take into account the dividend payment practices of other European telecommunications operators. The amount of any annual dividends and the determination of whether to pay dividends in any year may be affected by a number of factors, including the Group's business prospects, cash requirements, financial performance, the condition of the market and the general economic climate, and other factors, including tax and other regulatory considerations.

EXCHANGE RATES

The Company publishes its consolidated financial statements in euro.

The table below shows the high, low, average and period end Noon Buying Rates expressed in US dollars per €1.00 for the years given. The average is computed using the Noon Buying Rate on the last business day of each month during the period indicated.

Year ended 31 December	High	Low	Average	End of period
1999	1.1812	1.0016	1.0653	1.0070
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8370	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1321	1.2597

The table below shows the high and low Noon Buying Rates for euro expressed in US dollars per euro for each month during the three months prior to the date of this Offering Memorandum.

2004	Low	High
January	1.2389	1.2853
February	1.2426	1.2848
March (through 18 March)	1.2088	1.2431

On 18 March 2004, the Noon Buying Rate for euro was €1.00 = $1.2392.

USE OF PROCEEDS

ADSB is selling all of the Shares in the initial Offering and will receive the proceeds from the sale, less certain expenses and the underwriting discount relating to the Offering. ADSB, Dexia and KBC will receive the proceeds from the sale of additional ordinary shares less the underwriting discount if the Over-allotment Option is exercised. ADSB has agreed to pay up to €10 million from the proceeds of the Offering to the Company and the Belgian State, and an additional €15 million to the Company, to reimburse them for, among other things, expenses incurred in connection with the Offering.

CAPITALIZATION

The following table sets forth the Group's capitalization as of 31 December 2003 and as adjusted to reflect (i) the €21.7 million adjustment to the aggregate purchase price to be paid by ADSB to the Company for the ordinary shares purchased from ADSB under the 2003 Ordinary Share Purchase, (ii) the payment of the dividend of €395 million in respect of the fiscal year ended 31 December 2003, (iii) the purchase of 38,761,905 ordinary shares from ADSB at the Offer Price for an aggregate consideration of €949.7 million in connection with the Offering, (iv) drawings under the Company's Commercial Paper program and syndicated loan facility and (v) amounts to be received under the DSPP (net of the discount of 16.66% to the Offer Price applicable to retail investors), assuming that all ordinary shares offered under the DSPP will be sold. See "Background to the Offering". This table should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, included elsewhere in this Offering Memorandum, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	As of 31 December 2003		
	Actual	Adjustment	As Adjusted
	(€)	(€)	(€)
		(millions)	
Interest-bearing liabilities	525[1]	1,261	1,786
Shareholders' equity:			
Adjustments:			
2003 Ordinary Share Purchase		22	
2003 dividend		(395)	
2004 Ordinary Share Purchase		(950)	
DSPP		62	
Shareholders' equity	2,548	(1,261)	1,287
Total capitalization	3,073		3,073
Net (cash)/debt	(157)	1,261	1,104

(1) Includes current liabilities and current portion of long-term liabilities amounting in the aggregate to €154 million.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth selected consolidated financial and operating data of Belgacom. The selected financial data for the three years ended 31 December 2003 is derived from the Company's annual consolidated financial statements, which have been audited by Ernst & Young, independent auditors. See "Independent Auditors". The Company's audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from US GAAP. For a discussion of certain significant differences between IFRS and US GAAP as they relate to Belgacom, see "Summary of Significant Differences between IFRS and US GAAP". Investors should read the following data together with the Company's audited consolidated financial statements, including the notes to those financial statements, included in this Offering Memorandum and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	Year ended 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
	(millions, except per share and share amounts)			
Income Statement Data				
Net revenue	5,381	5,252	5,377	6,773
Other operating revenue	86	86	78	98
Non-recurring revenue	—	1,085	—	—
Total revenue	5,467	6,422	5,454	6,870
Cost of materials and charges to revenue	(1,491)	(1,353)	(1,377)	(1,735)
Personnel expenses and pensions	(1,098)	(1,101)	(1,046)	(1,318)
Other operating expenses	(852)	(863)	(781)	(985)
Non-recurring expenses	(62)	(764)	(897)	(1,130)
Total operating expenses before depreciation and amortization	(3,503)	(4,081)	(4,101)	(5,166)
Operating income before depreciation and amortization	1,964	2,341	1,353	1,704
Depreciation and amortization	(829)	(859)	(787)	(991)
Operating income	1,135	1,482	566	712
Finance costs (net)	(26)	(25)	(27)	(34)
Loss from enterprises accounted for using the equity method	(25)	(12)	(4)	(5)
Income before taxes and minority interests	1,084	1,445	534	673
Tax expense	(429)	(203)	(208)	(262)
Minority interests	(102)	(99)	(154)	(194)
Net income	553	1,142	172	217
Basic earnings per share	1.38	2.86	0.43	0.54
Weighted average number of ordinary shares used to calculate basic earnings per share	400,000,000	400,000,000	399,932,160[2]	—

(1) Solely for the convenience of the reader, the financial data for the year ended 31 December 2003 has been translated into US dollars at the rate of €1.00 = $1.2597, the Noon Buying Rate on 31 December 2003.

(2) Weighted average number of ordinary shares outstanding during the year, taking into account the purchase by Belgacom of 12,380,950 ordinary shares from ADSB on 30 December 2003 (adjusted for the 10 for one ordinary share split approved on 19 February 2004 and effective as of 2 March 2004).

	As of 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
		(millions)		
Balance Sheet Data				
Non-current assets	5,127	4,601	4,381	5,519
Current assets	2,038	2,696	1,628	2,051
Cash and cash equivalents	805	1,326	562	708
Total assets	7,165	7,298	6,009	7,570
Shareholders' equity	2,630	2,978	2,548	3,210
Minority interests	205	293	446	562
Non-current liabilities	2,329	2,362	1,469	1,850
Non-current interest-bearing liabilities	827	547	371	467
Liabilities for pensions and other post-employment benefits	1,252	1,545	840	1,058
Current liabilities	2,001	1,665	1,545	1,946
Current interest-bearing liabilities	474	78	154	194
Total liabilities and shareholders' equity	7,165	7,298	6,009	7,570

	As of and for the year ended 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
	(millions, except employee amounts)			
Cash Flow, Operating and Other Data				
Net cash flow provided by operating activities	1,658	1,371	296	373
Net cash (used in)/provided by investing activities	(1,104)	710	(485)	(611)
Cash flow before financing activities	554	2,081	(189)	(238)
Net cash (used in)/provided by financing activities	47	(1,560)	(575)	(724)
Net increase/(decrease) of cash and cash equivalents	601	521	(764)	(962)
Adjusted revenue[2]	5,184	5,296	5,454	6,870
EBITDA[3]	1,964	2,341	1,353	1,704
Adjusted EBITDA[4]	2,132	2,022	2,250	2,834
Capital expenditure	987	566	502	632
Number of employees[5]	22,296	19,003	17,541	—

(1) Solely for the convenience of the reader, the financial data as of and for the year ended 31 December 2003 has been translated into US dollars at the rate of €1.00 = $1.2597, the Noon Buying Rate on 31 December 2003.

(2) Total revenue less non-recurring revenue and revenue from entities disposed of in 2001 and 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Total Revenue". Adjusted revenue, when viewed with the Company's IFRS financial statements, provides additional information with respect to factors and trends affecting the Company's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with IFRS.

(3) EBITDA represents operating income before depreciation and amortization.

(4) EBITDA less non-recurring items and EBITDA attributable to entities disposed of in 2001 and 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Operating Income Before Depreciation and Amortization". Adjusted EBITDA, when viewed with the Company's IFRS financial statements, provides additional information with respect to factors and trends affecting the Company's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with IFRS.

(5) Number of full time equivalents, calculated on the basis of the percentage ownership of subsidiaries owned less than 100%.

	As of and for the year ended 31 December		
	2001	2002	2003
Other Operating Data			
Fixed Line			
Number of access channels[1] *(thousands)*			
Residential			
PSTN	3,382	3,361	3,285
ISDN	411	386	379
ADSL	165	383	589
Total	3,958	4,130	4,253
Business			
PSTN	322	306	280
ISDN	591	603	605
ADSL	18	49	81
Total	931	958	966
Traffic *(millions of minutes)*			
Residential			
National	8,685	7,584	6,490
Fixed to mobile	1,010	1,003	965
International	511	504	459
Total	10,206	9,092	7,914
Business			
National	3,297	2,922	2,612
Fixed to mobile	464	472	504
International	419	422	450
Total	4,180	3,816	3,567
Average monthly voice revenue per voice access channel[2]	€37.1	€35.0	€34.2
Mobile Communications			
Number of active customers[3] *(thousands)*	3,979	4,076	4,201
Pre-paid	2,215	2,316	2,442
Post-paid	1,764	1,760	1,759
Active customers as a percentage of total customers[4]	95.9%	95.8%	96.6%
Total number of SIM cards *(thousands)*	4,148	4,253	4,349
Annualized churn rate[5] (blended)	19.0%	21.3%	17.7%
ARPU[6]			
Pre-paid	€17.9	€18.0	€19.2
Post-paid	€66.0	€66.6	€69.1
Blended[7]	€41.4	€39.5	€40.3
Blended voice	€37.7	€34.5	€34.3
Blended data	€3.7	€5.0	€6.0
Market share of active customers[8]			
Pre-paid	50.2%	50.7%	49.1%
Post-paid	65.3%	64.3%	61.5%
Total	56.0%	55.8%	53.7%

(1) The number of channels Belgacom provides, with a PSTN line counting as one channel, an ISDN basic line counting as two channels, an ISDN primary line counting as 30 channels and an ADSL line counting as one channel.

(2) Average monthly voice revenue per voice access channel has been calculated by dividing fixed retail voice access and traffic revenues (including revenues from customer premises equipment and value-added services) by total retail PSTN and ISDN voice access channels and then dividing by 12.

(3) Active customers are customers who have made or received at least one call or sent or received at least one SMS in the last three months.

(4) Percentage based on total number of Belgacom Mobile SIM cards in circulation.

(5) Annualized churn is the total number of SIM cards disconnected from the Belgacom Mobile network, plus the total number of port-outs due to mobile number portability, during a year, divided by the average number of customers during that year.

(6) ARPU has been calculated on the basis of monthly averages for the year indicated.

(7) Monthly blended ARPU is total service revenues, excluding roaming-in and activation revenues, divided by Belgacom Mobile's active post-paid and pre-paid customer base for that month.

(8) Source: EMC World Cellular Database. Based on three-month active customers for Belgacom Mobile and Mobistar and six-month active customers for BASE.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with Belgacom's audited consolidated financial statements, including the notes to those financial statements, included in this Offering Memorandum. Certain statements in this section are "forward-looking" statements and should be read together with "Forward-Looking Statements". Belgacom prepares its consolidated financial statements in accordance with IFRS. IFRS differs in some respects from US GAAP. For a discussion of certain differences between IFRS and US GAAP as they relate to Belgacom, see "Summary of Significant Differences between IFRS and US GAAP".

Overview

Belgacom Structure

Belgacom is organized into three main business segments:

- *Fixed Line Services.* Fixed Line Services provides retail voice, data and Internet services to residential and business customers in Belgium, as well as regulated and commercial wholesale services to other carriers and service providers in Belgium.
- *Mobile Communications Services.* Mobile Communications Services provides retail mobile telephony services to the residential and business markets in Belgium and provides wholesale data services to third parties. Belgacom Mobile is owned 75% by Belgacom and 25% by Vodafone. See "Business — Mobile Communications Services — Relationship with Vodafone". Belgacom includes in its consolidated income statement 100% of the results of operations of Belgacom Mobile, and the 25% attributable to Vodafone is accounted for as a minority interest. The results of operations of the Ben Nederland Group ("Ben Nederland") have been included in this segment on a proportional basis (35.29%) prior to the divestment in 2002 of Belgacom's 35.29% interest in Ben Nederland.
- *International Carrier Services.* International Carrier Services provides voice, data and capacity and infrastructure services to telecommunications operators worldwide.

The Group's head office and central functions, which are included for financial reporting purposes within the Fixed Line Services segment, are organized into five units: (i) Finance, Risk and IT Management, (ii) Corporate Affairs, (iii) Human Resources, (iv) Group Strategy and (v) Corporate Programs. The first three of these units provide services that are shared across the three business segments. The Mobile Communications Services and International Carrier Services segments are charged on an arm's length basis for their respective use of shared services.

Factors Affecting Results of Operations

Competitive and Regulatory Environment

Belgacom operates in a liberalized and competitive telecommunications market. To promote competition, Belgian regulation, in the same manner as EU regulation, imposes special requirements on operators with significant market power. Belgacom has been designated by the BIPT, the regulatory authority in Belgium, as having significant market power with respect to several elements of the services it provides. The Group's results of operations for the three years ended 31 December 2003 have been affected by the regulatory and competitive environment in Belgium, and the Group believes that its results will continue to be affected by regulatory and competitive developments in future periods. See "Regulation".

One example of the impact of regulation on Belgacom's results of operations is the regulation of interconnection rates in respect of its fixed-line operations. Under interconnection agreements with other operators, Belgacom receives fees for incoming calls that originate from other operators and for calls carried by Belgacom due to carrier selection codes or carrier pre-selection codes. Because of the Company's significant market power status in fixed-line telephony services and public networks, it is obligated to establish prices for interconnection to its networks on cost orientation principles (*i.e.*, prices must be based on costs, plus a reasonable rate of return). The BIPT verifies the cost orientation of the Company's pricing terms and has required, and can in the future require, the Company to decrease its interconnection rates, which are published annually in Belgacom's Reference Interconnect Offer ("BRIO"). Certain of Belgacom's competitors have recently introduced increases in their interconnection rates to levels significantly higher than those charged by Belgacom.

Belgacom Mobile also has been designated as having significant market power in the public networks for mobile telephony and national interconnection markets in Belgium since 1999 and 2000, respectively. As a result, Belgacom Mobile may not discriminate in wholesale tariffs and is also subject to tariff transparency. Belgacom Mobile is obligated to establish prices for mobile interconnection services on cost orientation principles. Belgacom Mobile is not, however, required to publish an annual reference offer. The BIPT ruled in 2001 that rates for terminating calls on the Belgacom Mobile network must decrease by approximately 50% over four years. Following the BIPT ruling, Belgacom Mobile reduced its rates by a total of 30% in 2001 and 2002 and by a further 12% on 1 August 2003. The BIPT expresses rate decreases as a percentage decrease from Belgacom Mobile's interconnection tariffs, as adjusted for inflation by reference to the RPI. In addition, a decrease of 12% is due to be implemented on 1 July 2004. The reduction in termination rates decreased Mobile Communications Services revenues by €36.8 million and €24.5 million for the years ended 31 December 2002 and 2003, respectively, and the Group expects that the reduction will decrease revenue in 2004 by approximately €40 million.

Restructuring and Cost-Saving Initiatives

The Group's results of operations over the past three years have been affected by a number of restructuring and cost-saving initiatives, focused particularly on the Group's fixed-line operations, which are part of the Group's efforts to focus on its core businesses and improve operational efficiency.

BeST and PTS

In 2002, the Company launched the BeST program (Belgacom's e-Strategic Transformation), which was designed to develop an "e-culture" within Belgacom and adapt the organizational structure in order to make Belgacom a leader in "e-business" in Belgium. Under this program, all statutory employees aged 50 or older, and having 20 or more years of service with Belgacom, were offered the option to leave early with a guaranteed monthly payment of a percentage of their then current base salary. Additionally, employees who chose to leave early under the BeST program are entitled to receive full pension benefits and were credited with the number of years of service they would have had at the normal retirement age for the purpose of calculating their pension benefits. This program targeted a major staff restructuring, with plans for approximately 4,000 employees to leave the Company from 2002 to 2005 and 2,500 employees to change jobs. As of 31 December 2003, 3,354 employees had left the Company and 2,144 were involved in skill redeployment programs as part of the BeST program. In addition, 268 employees left the Company on 1 January 2004 and an additional 524 employees are scheduled to leave before February 2006 as part of the BeST program.

The implementation of the BeST program resulted in a non-recurring expense of €754 million in 2002, a significant portion of which represented the net present value of future payments to be made to employees who accepted voluntarily the option to leave early. The non-recurring expense of €754 million was tax deductible in the year it was recorded. The future payments are scheduled to continue until 2012, and Belgacom will record an additional expense each year until all payments are made to reflect the increase in the net present value of the remaining payments. Belgacom previously had established provisions in respect of future payments to be made to employees who accepted early retirement pursuant to the PTS program (People, Teams and Skills), a voluntary early leave program that was introduced in 1997. As of 31 December 2003, 6,290 employees, or 98% of those offered early retirement, had left the Company and more than 6,600 employees had changed jobs pursuant to the PTS program. As of 31 December 2003, the Company had liabilities of €97 million and €568 million, representing the net present value of future payments to be made to employees who have left or will leave pursuant to the PTS and BeST programs, respectively. The total payments made to early leavers pursuant to the PTS and BeST programs amounted to €109 million and €132 million in 2002 and 2003, respectively, and the Company estimates that the total payments to be made in 2004 will be approximately €135 million. The BeST program also involved substantial expenses for training and job conversion, which have been recorded as operating expenses during the periods in which they occurred. The reduction in wages and salaries as a result of personnel reductions pursuant to the BeST program amounted to €51 million and €114 million, respectively, in 2002 and 2003.

HORIZON

Belgacom's HORIZON program aims to improve free cash flow through a portfolio of over 80 projects, mainly focused on (i) enhancing the revenue growth potential of Belgacom's existing products and services, (ii) reducing operational expenses in all principal areas of Belgacom's fixed-line business and (iii) improving the effectiveness of capital expenditures through the use of stricter investment criteria and better performance

tracking of capital invested. The HORIZON program was launched in October 2002 and implementation of the program began in February 2003. The Group estimates that the total benefits generated by the program amounted to approximately €180 million for the year ended 31 December 2003. The benefits included additional revenue of approximately €30 million, savings on operating expenses, primarily in the Fixed Line Services segment, of approximately €120 million, relating primarily to network maintenance operations, sourcing and supply-chain management and better allocation of human resources, and savings of approximately €30 million as a result of more efficient allocation of the Group's capital expenditure. HORIZON is a program that will extend over several years and the Company expects to realize additional benefits as a result of this program in future years.

Significant Dispositions

Belgacom made a number of significant dispositions in 2001 and 2002, which have resulted in certain non-recurring revenues and expenses. The consolidated income statements of Belgacom also include the results of operations of entities disposed of through the date of their respective disposition, and, as a result, such dispositions can affect period-to-period comparisons as described in more detail under "— Consolidated Results of Operations". In addition, in October 2003, the Board of Directors decided that the Group would in future periods divest existing participations of the Group that are not consolidated and do not meet certain strategic or investment return criteria.

Ben Nederland

Over the period from November 2001 through September 2002, Belgacom sold its 35.29% interest in Ben Nederland to a subsidiary of T-Mobile International AG ("T-Mobile"). Between November 2001 and May 2002, Belgacom transferred 24.27% of Ben Nederland to a special purpose vehicle formed in connection with the transfer. In September 2002, Belgacom sold its remaining 11.02% stake to the subsidiary of T-Mobile at the same time the 24.27% shareholding held by the special purpose vehicle was also transferred to the subsidiary of T-Mobile. The total gain realized on the sale of the 35.29% interest, amounting to €972 million, was recognized in 2002 as non-recurring revenue. For the year ended 31 December 2001 and the three months ended 31 March 2002, Belgacom exercised joint control of Ben Nederland with TDC and T-Mobile's subsidiary, and the results of operations of Ben Nederland have been included in Belgacom's consolidated financial statements on a proportional basis (35.29%) during those periods.

Belgacom France

In early 2002, Belgacom exchanged its 100% stake in Belgacom France for a 10.8% interest in LDCom Networks, a French telecommunications provider and a subsidiary of the Louis Dreyfus Group. This transaction resulted in non-recurring revenue of €104 million in 2002. As of 31 December 2003, Belgacom's interest in LDCom Networks had been reduced to approximately 8.1% as a result of increases in the capital of LDCom Networks in which Belgacom did not participate. In 2003, Belgacom recorded an impairment charge of €47 million in respect of its interest in LDCom Networks.

Belgacom Alert Services Holding

In February 2002, Belgacom's investment in Belgacom Alert Services Holding SA/NV ("Alert Services Holding") and its subsidiaries was reduced from 95% to 28% following a capital increase in Alert Services Holding by Securitas Direct International ("SDI") in which Belgacom did not participate. The capital increase resulted in the recognition of an increase in the value of the stake held by Belgacom, which was recorded as non-recurring revenue of €9 million in 2002. In connection with the transaction, Belgacom acquired a put option and SDI acquired a call option with respect to Belgacom's remaining 28% stake in Alert Services Holding. See "— Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments — Other Rights and Commitments".

Tritone

In October 2001, Belgacom decided to cease the activities of Tritone Telecom BV ("Tritone"), an entity established to provide fixed-line services across a region that included portions of The Netherlands, Germany and Belgium. The decision to terminate the activities of Tritone resulted in non-recurring expenses in 2001 of €29 million in respect of expenditures that Belgacom had committed to fund. In 2002, Belgacom recorded additional non-recurring expenses of €9 million in respect of the settlement of certain contractual obligations of Tritone. Tritone ceased operations in July 2002.

Infosources

In October 2000, Belgacom contributed 100% of Belgacom Skynet to Infosources in exchange for a 74% interest in Infosources. Infosources operated ISP activities in France and Belgium, and the Belgian ISP activities were operated through Belgacom Skynet. In November 2001, the French ISP activities of Infosources were sold, and in connection with the disposition Belgacom recorded an impairment loss of €32 million in respect of the remaining goodwill on its investment in Infosources. The impairment loss was recorded as a non-recurring expense in 2001. Between November 2001 and July 2002, Belgacom acquired at a cost of approximately €28 million the remaining minority interests in Infosources in order to reacquire 100% of Belgacom Skynet.

Transactions Prior to the Offering

The Protocol Agreement outlined the framework for the conduct of the Offering and for certain actions to be implemented prior to the Offering. Certain of these actions had an impact on Belgacom's consolidated financial statements for the year ended 31 December 2003, and certain actions will impact the consolidated financial statements for 2004 and future periods.

Pension Fund Transfer

Belgacom has historically provided (i) pension benefits to its current and former statutory employees and their survivors as required by law ("Pension Fund I"), (ii) supplemental pension benefits to both statutory and non-statutory employees ("Pension Fund II") and (iii) supplemental pension benefits to employees of Belgacom Mobile ("Pension Fund III"). Pursuant to the Protocol Agreement, the Belgian State assumed all accrued and future legal pension obligations of Belgacom in respect of Belgacom's current and former statutory employees and their survivors, in respect of which Belgacom had established its Pension Fund I. As consideration for the assumption by the Belgian State of the obligations accrued until 31 December 2003, on 29 December 2003, Pension Fund I transferred €5.0 billion in cash to the Belgian State. The payment to the Belgian State was financed by the proceeds of the sale of the assets of Pension Fund I and a transfer by the Company of approximately €1,381 million in cash to Pension Fund I. Belgacom recorded a non-recurring expense of €897 million on a pre-tax basis for the year ended 31 December 2003 in connection with the transfer, representing the difference between the €484 million liability previously recorded by the Company in respect of its pension obligations to Pension Fund I and the €1,381 million transferred to the fund to settle this liability. Belgacom has made and will continue to make contributions to Pension Fund II and Pension Fund III, as these pension obligations were not transferred to the Belgian State.

With effect from 1 January 2004, the Company makes monthly social security contributions to the Belgian State in respect of pension obligations accruing from 1 January 2004 of (i) 17.5% of the pensionable salaries effectively paid to statutory employees, (ii) 7.5% of aggregate pensionable salaries of employees who have left or will leave the Company pursuant to the BeST program during the period prior to reaching retirement age and (iii) 0.5% of statutory salaries of employees who left the Company pursuant to the PTS program during the period prior to reaching retirement age. Contributions (i) and (ii) include the current 7.5% employee contribution for survivor pensions. In addition, Belgacom and the Belgian State are required to make equalization payments to offset certain future increases or decreases in the Belgian State's legal pension obligations as a result of actions taken by Belgacom, such as changing benefits or salaries in excess of certain assumptions set forth in the Protocol Agreement. For more information on the transfer of Belgacom's pension fund obligations, see "Management and Employees — Employees — Pension Benefits".

2003 Ordinary Share Purchase

On 30 December 2003, pursuant to the terms of the Protocol Agreement, the Company purchased 1,238,095 (which does not reflect the 10 for one share split approved by the shareholders at the Extraordinary General Shareholders Meeting held on 19 February 2004) of its ordinary shares from ADSB for an aggregate purchase price of €325 million. The aggregate purchase price of the 2003 Ordinary Share Purchase was adjusted such that the purchase price per ordinary share, taking into account the 10 for one share split approved by the shareholders at the Company's Extraordinary General Shareholders Meeting held on 19 February 2004, is equal to the Offer Price. The price adjustment, equal to €21.7 million, will be paid by ADSB on or about the closing date of the Offering. The Company cancelled all ordinary shares purchased under the 2003 Ordinary Share Purchase.

Dividend Payment in respect of 2003

The Company declared aggregate dividends of €395 million in respect of the fiscal year ended 31 December 2003, to be paid to ADSB and the Belgian State in proportion to their shareholdings as of 2 October 2003. The Company does not expect to make any additional dividend payments in respect of the fiscal year ended 31 December 2003. See "Dividends and Dividend Policy".

2004 Ordinary Share Purchase

Pursuant to the terms of the Protocol Agreement, the Company purchased from ADSB on 20 March 2004 38,761,905 ordinary shares at the Offer Price, for an aggregate purchase price of €949.7 million (subject to the condition of the closing of the Offering on or prior to 1 April 2004, failing which the sale and purchase will be cancelled). Belgian law prohibits a company from owning more than 10% of its outstanding share capital. Prior to such purchase, the Company cancelled all ordinary shares purchased under the 2003 Ordinary Share Purchase. In accordance with Belgian law, ordinary shares held by the Company are not entitled to vote and the right to receive dividends in respect of such ordinary shares has been suspended by the Board of Directors. See "Description of Share Capital and Corporate Structure — Acquisitions of Own Shares".

Share Split

On 19 February 2004, the shareholders at the General Shareholders Meeting approved a share split pursuant to which 10 new ordinary shares were issued in respect of each ordinary share outstanding on that date. Following the share split, which became effective on 2 March 2004, the total number of ordinary shares outstanding was 400,000,000, of which 12,380,950 ordinary shares were cancelled by the Company on 20 March 2004 and 38,761,905 are currently held by the Company as treasury shares (including the ordinary shares to be offered in the DSPP).

Strategic Initiatives

Belgacom is in the process of implementing certain strategic initiatives in its different business segments in order to improve operational efficiencies and in certain cases to increase revenues.

Fixed Line Services

Broadway

Belgacom is a leading provider of broadband services in Belgium and intends to continue to increase the number of its broadband customers and increase revenues through the launch of new services. Belgacom believes that new broadband developments will require greater bandwidth in the future and, through its Broadway initiative, it intends to provide higher bandwidth to customers through an upgrade of its network. See "Business — Fixed Line Services — Residential Market — Broadband Internet Access — Broadway". Belgacom had invested approximately €32 million in connection with its Broadway initiative as of 31 December 2003 and estimates that it will invest a total of approximately €300 million over the next three years. Belgacom has targeted coverage of 46% of the Belgian population by the end of 2006. Belgacom expects to launch selected new services in 2004, but does not expect to recognize significant revenue from these services prior to 2007.

Network and System Integration

Belgacom's Network and System Integration ("NSI") services include connectivity services, on-site LAN-based solutions and services and data-center managed WAN offerings as well as integrated service offerings. See "Business — Fixed Line Services — Business Market — Data Connectivity and Services — Network and System Integration". Belgacom launched its NSI services at the end of 2002 in response to growing demand for outsourcing information technology and communication services. Belgacom is developing packages of services targeted at small and medium-sized businesses and seeks to promote synergies between IT and communications businesses. Belgacom is considering the further expansion of its NSI operations.

Mobile Communications Services

UMTS Launch

Pursuant to the terms of its UMTS license in connection with the roll out of its UMTS network, Belgacom Mobile, along with other UMTS license holders in Belgium, is required to offer third generation mobile services to 30% of the Belgian population by 1 January 2006, 40% by 1 January 2007, 50% by 1 January 2008 and 85% by 15 March 2009. See "Business — Mobile Communications Services — UMTS". Belgacom Mobile intends to

meet the construction and service obligations of its UMTS license and will offer services based on customer demand when the quality of the network and the services are satisfactory to Belgacom Mobile. Belgacom Mobile invested approximately €20 million in connection with its UMTS network in 2003 and currently estimates that it will invest between €150 million and €200 million in respect of its UMTS network over the next three years, depending on market demand and competitive pressure.

International Carrier Services

Consolidation in the International Carrier Services Market

The Company believes that there will continue to be consolidation in the international carrier services market and that the larger operators, including Belgacom, will be best positioned to benefit from market growth. See "Business — International Carrier Services — Strategy". Belgacom believes that participating in the consolidation of international carrier services, through acquisition or other opportunities (*e.g.*, outsourcing), will enable it to realize cost synergies and thus remain competitive. Belgacom currently plans to invest in its network and in product launches, particularly in respect of services for mobile operators, such as enhanced roaming, messaging and value-added services.

Consolidated Results of Operations

The following table sets forth income statement data of the Group for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
		(€ millions)	
Net revenue	5,381	5,252	5,377
Other operating revenue	86	86	78
Non-recurring revenue(1)	—	1,085	—
Total revenue	5,467	6,422	5,454
Cost of materials and charges to revenue	(1,491)	(1,353)	(1,377)
Personnel expenses and pensions	(1,098)	(1,101)	(1,046)
Other operating expenses	(852)	(863)	(781)
Non-recurring expenses(1)	(62)	(764)	(897)
Total operating expenses before depreciation and amortization	(3,503)	(4,081)	(4,101)
Operating income before depreciation and amortization (EBITDA(2))	1,964	2,341	1,353
Depreciation and amortization	(829)	(859)	(787)
Operating income (EBIT(3))	1,135	1,482	566
Finance costs (net)	(26)	(25)	(27)
Loss from enterprises accounted for using the equity method	(25)	(12)	(4)
Tax expense	(429)	(203)	(208)
Minority interests	(102)	(99)	(154)
Net income	553	1,142	172

(1) Revenue or expenses exceeding €5 million arising upon disposals of consolidated companies in a particular year, as well as restructuring expenses, are considered as non-recurring items and therefore presented separately in the consolidated income statements. The €897 million expense relating to the transfer to the Belgian State of certain of the Company's pension obligations in 2003 also has been recorded as a non-recurring item.

(2) Operating income before interest, taxes, depreciation and amortization.

(3) Operating income before interest and taxes.

Total Revenue

The following table sets forth a breakdown of the Group's revenue by business segment for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Fixed Line Services	3,422	62.6	3,188	59.7	3,108	57.0
Mobile Communications Services	2,077	38.0	2,075	38.9	2,181	40.0
International Carrier Services	606	11.1	625	11.7	626	11.5
Intersegment eliminations	(638)	(11.7)	(550)	(10.3)	(461)	(8.5)
	5,467	100.0	5,338	100.0	5,454	100.0
Non-recurring revenue	—		1,085		—	
Total revenue	5,467		6,422		5,454	

For the year ended 31 December 2003, total revenue decreased by €968 million, or 15%, to €5,454 million compared to €6,422 million for the year ended 31 December 2002. Total revenue in 2002 included non-recurring revenue of €1,085 million in respect of gains arising primarily from the sale of Ben Nederland and Belgacom France, as well as revenue of €42 million attributable to entities disposed of during 2002. Excluding non-recurring revenue and revenue attributable to disposed entities in 2002, total revenue in 2003 would have represented an increase of €158 million over total revenue in 2002, due primarily to increased revenues from Mobile Communications Services, which offset a decline in revenue from Fixed Line Services.

For the year ended 31 December 2002, total revenue increased by 18% to €6,422 million from €5,467 million for the year ended 31 December 2001. This increase was due primarily to non-recurring revenue of €1,085 million in 2002. Excluding non-recurring revenue, total revenue declined by €130 million during the period, primarily due to the absence in 2002 of revenue from entities disposed of in 2001 and 2002 as well as a decline in Fixed Line Services revenue in 2002. Total revenue included revenue attributable to entities disposed of during 2001 and 2002, which amounted to €283 million in 2001 and €42 million in 2002 (see "— Factors Affecting Results of Operations — Significant Dispositions"). Total revenue excluding non-recurring revenue and revenue attributable to entities disposed of during 2001 and 2002 would have amounted to €5,184 million in 2001 and €5,296 million in 2002. The increase of €112 million in 2002 was due primarily to an increase in growth in revenue from Mobile Communications Services, which offset the decline in revenue from Fixed Line Services.

Net Revenue

Net revenue represents revenue from sales of the Group's services as well as sales of products. For the year ended 31 December 2003, net revenue increased by €125 million, or 2%, to €5,377 million compared to €5,252 million for the year ended 31 December 2002. This increase was due primarily to the increase in revenue from Mobile Communications Services, which offset a decline in Fixed Line Services revenue. Revenue from International Carrier Services remained flat in 2003 compared to 2002.

For the year ended 31 December 2002, net revenue of €5,252 million represented a decrease of €129 million, or 2%, compared to €5,381 million for the year ended 31 December 2001. The reduction in net revenue reflected the absence of net revenue attributable to entities disposed of in 2001 and 2002, which amounted to €263 million in 2001 and €41 million in 2002. Excluding net revenue attributable to these activities, net revenue in 2002 would have increased by €92 million compared to 2001, primarily due to growth in revenue from Mobile Communications Services, and, to a lesser extent, from growth in International Carrier Services revenue.

Other Operating Revenue

Other operating revenue comprises income from the Group's share in the operating profit of Promedia (see "Business — Fixed Line Services — Residential Market — Voice Telephony Services — Belgacom Directory Services"), gains on disposals of intangible assets and property, plant and equipment and other revenue. Other operating revenue amounted to €86 million both in 2001 and 2002 and to €78 million in 2003. The Group's share, pursuant to a commercial agreement, in the operating income of Promedia, which produces and markets telephone directories, accounted for €24 million, €25 million and €27 million of other operating revenue in 2001,

2002 and 2003, respectively. The balance of other operating revenue included the recovery of various expenses incurred by the Company.

Non-Recurring Revenue

Belgacom records significant gains realized upon the disposal of consolidated entities as non-recurring revenue. Belgacom recorded total non-recurring revenue of €1,085 million for the year ended 31 December 2002. From November 2001 to September 2002, Belgacom, in a series of transactions, sold its 35.29% shareholding in Ben Nederland to a subsidiary of T-Mobile. These sales resulted in a total gain of €972 million, all of which was recognized in 2002. On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% interest in LDCom Networks, resulting in a gain of €104 million. For the year ended 31 December 2002, Belgacom also recognized a gain of €9 million in respect of its investment in Alert Services Holding, following an increase in the capital of that company by SDI in which Belgacom did not participate.

Operating Expenses Before Depreciation and Amortization

The following table sets forth the Group's total operating expenses before depreciation and amortization for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Cost of materials and charges to revenue	1,491	1,353	1,377
Personnel expenses and pensions	1,098	1,101	1,046
Other operating expenses	852	863	781
Non-recurring expenses	62	764	897
Total operating expenses before depreciation and amortization	3,503	4,081	4,101

For the year ended 31 December 2003, total operating expenses before depreciation and amortization increased by 0.5%, to €4,101 million, compared to €4,081 million for the year ended 31 December 2002. Operating expenses before depreciation and amortization in 2003 included a non-recurring expense of €897 million incurred in connection with the transfer to the Belgian State of the Company's legal pension obligations in respect of statutory employees of the Company and in 2002 included non-recurring expenses of €764 million, primarily due to the costs of the implementation of the BeST restructuring program. Excluding non-recurring expenses and expenses attributable to entities disposed of in 2002, total operating expenses before depreciation and amortization in 2003 would have decreased by €70 million compared to 2002.

For the year ended 31 December 2002, total operating expenses before depreciation and amortization increased by 17%, to €4,081 million, compared to €3,503 million for the year ended 31 December 2001. This increase was due primarily to non-recurring expenses of €764 million incurred in 2002, consisting primarily of €754 million in costs resulting from the implementation of the BeST restructuring program as described in more detail below. Excluding non-recurring expenses and operating expenses attributable to entities disposed of in 2001 and 2002, operating expenses before depreciation and amortization would have been €3,052 million and €3,274 million in 2001 and 2002, respectively. Operating expenses before depreciation and amortization increased primarily as a result of increased cost of materials and charges to revenue, particularly in International Carrier Services, due to an increase in unit variable costs. The increase was also due to increased personnel expenses due to, among other things, annual increases in salary levels due to indexation and changes in the laws affecting statutory employees, as well as certain one-time expenses in 2002, including certain real estate taxes, provisions in respect of outstanding litigation and impairment losses on tangible and intangible assets.

Cost of Materials and Charges to Revenue

The Group's cost of materials and charges to revenue consists primarily of interconnection fees paid to other operators, dealer commissions and international roaming charges, as well as purchases of fixed and mobile terminals.

For the year ended 31 December 2003, costs of materials and charges to revenue increased by €24 million, or 2%, to €1,377 million compared to €1,353 million for the year ended 31 December 2002. The increase was primarily due to increased revenue in the Mobile Communications Services segment.

For the year ended 31 December 2002, costs of materials and charges to revenue decreased by €138 million, or 9%, to €1,353 million compared to €1,491 million for the year ended 31 December 2001. The decline in purchases of materials within the Group was due primarily to the impact in 2002 of the Group's divestment of certain companies in 2001 and 2002. The decrease was also due to a slight reduction in the activities of Fixed Line Services and slower growth in the number of Belgacom Mobile customers, resulting in reduced purchases of equipment and activation commissions. Belgacom Mobile's cost of materials also decreased in 2002 as a result of lower prices for certain equipment purchased by Belgacom Mobile, but this decrease was offset in part by increased content fees, roaming out charges and interconnection fees.

Personnel Expenses and Pensions

The following table sets forth information relating to personnel expenses and pensions for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
		(€ millions)	
Salaries and wages	871	822	782
Social security expenses	132	142	142
Pension costs	75	110	100
Post-employment benefits other than pensions	9	9	7
Other personnel expenses	11	18	15
Total personnel expenses	1,098	1,101	1,046
Total number of employees[1]	22,296	19,003	17,541

(1) Number of full-time equivalents, calculated on the basis of percentage ownership of subsidiaries owned less than 100%.

Salaries and Wages. For the year ended 31 December 2003, salaries and wages decreased by €40 million, or 5%, to €782 million from €822 million for the year ended 31 December 2002. This decrease was due primarily to a reduction in the number of employees following the implementation of the BeST program, offset in part by annual increases in salary levels due to indexation. For the year ended 31 December 2002, salaries and wages decreased by €49 million, or 6%, compared to €871 million for the year ended 31 December 2001. The decrease in salaries and wages was due to a decrease of €51 million attributable to personnel reductions under the Company's BeST program and the impact of the disposals of Ben Nederland, Belgacom France and Alert Services Holding, which was offset in part by increases in base salaries in 2002 compared to 2001.

Social Security Expenses. Social security expenses remained constant from 2002 to 2003 and totalled €142 million for each of the years ended 31 December 2002 and 2003. For the year ended 31 December 2002, the amount of social security expenses increased by €10 million, or 8%, compared to the year ended 31 December 2001.

From January 2004, the Group expects its annual social security expenses to increase as a result of the terms of the transfer to the Belgian State of the legal pension obligations for the Company's current and former statutory employees and their survivors. Pursuant to the terms of the transfer, as from 1 January 2004 the Company makes monthly social security contributions to the Belgian State in an amount of 17.5% of statutory salaries of active statutory employees. The Company estimates that social security expenses will increase by approximately €30 million for the year ended 31 December 2004 as a result of the increased contributions. The increase in social security contributions in 2004 will to a large extent replace pension expenses in respect of legal pension obligations to Pension Fund I on behalf of statutory employees recorded in 2003. See "— Transactions Prior to the Offering — Pension Fund Transfer".

Pension Costs. For periods up to and including the year ended 31 December 2003, the Group's pension costs included expenses of Pension Funds I, II and III in respect of future pension obligations of the Group. Following the transfer to the Belgian State of the accrued and future legal pension obligations for the Company's

current and former statutory employees and their survivors, the Company will no longer be required to make pension contributions to Pension Fund I in respect of such employees and survivors. Belgacom estimates that the transfer of these pension obligations to the Belgian State will reduce the Group's annual pension costs by approximately €46 million in 2004, although such reduction will be partially offset by the increase in social security expenses described above. Belgacom has made and will continue to make pension contributions to Pension Fund II in respect of pension benefits for statutory and non-statutory employees in excess of legal pension benefits and to Pension Fund III in respect of pension benefits for employees of Belgacom Mobile in excess of legal pension benefits. Belgacom's annual pension costs also will include an expense in respect of the increase in the net present value of the liability for remaining salary payments to be made to employees who left the Group pursuant to the BeST and PTS programs. Post-employment benefits other than pensions provided by Belgacom include hospitalization insurance premiums, train tickets for retirees and dependents and the payment of an annual premium towards cultural activities. In addition, Belgacom provides certain child allowance benefits, including monthly child allowance payments to certain statutory retirees and BeST and PTS beneficiaries.

Pension costs decreased to €100 million in 2003, a decrease of €10 million, or 9%, from €110 million for the year ended 31 December 2002. Pension costs in 2003 decreased primarily due to amounts paid by employees to Pension Fund I in the form of social security contributions under the Program Law of 2002, which began in the last quarter of 2002 in respect of pension benefits for surviving relatives. Pension costs in 2002 increased by 47% from €75 million for the year ended 31 December 2001. This increase was due primarily to lower expected return on plan assets in comparison with 2001 and an increased interest cost in respect of the increase in the liability for future salary payments following the launch of the BeST program. Pension costs exclude special termination, curtailment and settlement costs, which are reported as non-recurring expenses because they represent one-time expenses.

Other Operating Expenses

Other operating expenses include such expenses as rent expense, maintenance and utilities, advertising and public relations, consultancy, administration and training expenses, allowances on trade debtors and impairments on intangible assets and property, plant and equipment. For the three years ended 31 December 2001, 2002 and 2003, other operating expenses were €852 million, €863 million and €781 million, respectively, and consisted primarily of expenses relating to maintenance and utilities, advertising and consultant fees.

Non-Recurring Expenses

Belgacom records significant losses on disposals of consolidated entities, as well as restructuring expenses, as non-recurring expenses. In addition, Belgacom recorded a non-recurring expense in 2003 of €897 million in connection with the transfer to the Belgian State of certain pension obligations of the Company, as described above. In the first quarter of 2002, Belgacom began the implementation of the BeST program and recorded non-recurring expenses of €754 million relating to the program. Non-recurring expenses in 2002 also included €9 million in respect of the settlement of certain contractual obligations of Tritone. Non-recurring expenses in 2001 included the write down on goodwill of €32 million as a result of the sale of the French ISP activities of Infosources and €29 million in respect of expenditures relating to Tritone that Belgacom had committed to fund.

Operating Income Before Depreciation and Amortization (EBITDA)

The table below sets forth operating income before depreciation and amortization by principal business segment for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Fixed Line Services	1,136	56.1	1,008	49.9	1,109	49.3
Mobile Communications Services	853	42.1	1,006	49.8	1,113	49.5
International Carrier Services	37	1.8	6	0.3	28	1.2
	2,026	100.0	2,020	100.0	2,250	100.0
Non-recurring revenue	—		1,085		—	
Non-recurring expense	(62)		(764)		(897)	
Total	1,964		2,341		1,353	

For the year ended 31 December 2003, operating income before depreciation and amortization decreased by €988 million, or 42%, to €1,353 million from €2,341 million for the year ended 31 December 2002. This decrease was due primarily to the non-recurring expense of €897 million in 2003 in connection with the transfer of accrued and future pension obligations of Pension Fund I to the Belgian State. Excluding the impact of non-recurring items in 2002 and 2003 and the impact of entities disposed of in 2002, operating income before depreciation and amortization would have been €2,022 million in 2002 and €2,250 million in 2003, an increase of 11%. The increase in 2003 was primarily due to increased revenue and savings on personnel expenses due to the BeST program, which was partially offset by increases in costs of materials and charges to revenue.

For the year ended 31 December 2002, operating income before depreciation and amortization increased 19%, to €2,341 million, compared to €1,964 million for the year ended 31 December 2001. This increase resulted primarily from net non-recurring items of €321 million in 2002, resulting from the gain of €972 million in respect of the sale of Belgacom's shareholding in Ben Nederland, and from the non-recurring expenses of €764 million recorded in 2002, €754 million of which were incurred in connection with the BeST program. In addition, operating income before depreciation and amortization attributable to operations disposed of in 2001 and 2002 amounted to negative €106 million and negative €2 million, respectively. Excluding the impacts of non-recurring items and the impact of disposed operations in 2001 and 2002, operating income before depreciation and amortization would have been €2,132 million in 2001 and €2,022 million in 2002, and the decrease was primarily due to the decrease in operating income before depreciation and amortization attributable to Fixed Line Services. In 2002, operating income before depreciation and amortization was affected by one-time charges for real estate taxes, provisions for outstanding litigation and impairment losses on intangible assets and property, plant and equipment.

Depreciation and Amortization

Depreciation and amortization of intangible assets and property, plant and equipment are calculated using the straight-line method over their estimated useful lives. Depreciation commences when the asset is ready for its intended use. Examples of the useful lives assigned are as follows:

	Useful life (years)
Intangible Assets	
Goodwill	5 to 15
GSM/UMTS licenses	15 to 20
Other intangible assets, including software	3 to 20
Property, Plant and Equipment	
Building and construction	5 to 33
Switches	3 to 10
Cables and operational support systems and transmission	4 to 10
Mobile antennas	6

The table below sets forth the Group's depreciation and amortization for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
		(€ millions)	
Amortization of goodwill	17	9	9
Amortization of licenses and other intangible assets	111	120	96
Depreciation of property, plant and equipment	701	731	683
Total	829	859	787

For the year ended 31 December 2003, depreciation and amortization decreased by €72 million, or 8%, to €787 million from €859 million for the year ended 31 December 2002. This decrease was due primarily to the fact that a significant part of the capital expenditure in 2003 was related to assets under construction, which will not begin to be depreciated until the first period of their intended use.

For the year ended 31 December 2002, depreciation and amortization increased by €30 million, or 4%, compared to the year ended 31 December 2001. This increase was due primarily to decreases in the estimates of the useful lives of certain items due to technological advances and a full year of depreciation in 2002 of high levels of capital expenditures made in 2001, particularly in respect of network infrastructure. This increase was offset in part by the absence of depreciation and amortization attributable to entities disposed of in 2001 and 2002, which amounted to €50 million in 2001 and €10 million in 2002.

Operating Income (EBIT)

For the year ended 31 December 2003, operating income decreased by €916 million, or 62%, to €566 million from €1,482 million for the year ended 31 December 2002. This decrease was due primarily to the impact of non-recurring expense of €897 million in 2003 in connection with the transfer of certain pension obligations to the Belgian State compared to net non-recurring income of €321 million in 2002.

For the year ended 31 December 2002, operating income increased by €347 million, or 31%, to €1,482 million from €1,135 million for the year ended 31 December 2001. This increase was due primarily to non-recurring revenue in 2002 of €1,085 million, which was partially offset by non-recurring expenses of €764 million in 2002. Excluding the impacts of non-recurring items in each year and the contribution of entities disposed of in 2001 and 2002, operating income would have been €1,353 million in 2001, €1,172 million in 2002 and €1,463 million in 2003.

Finance Costs (net)

Finance costs include net interest income or expense, impairment losses on participating interests, gains or losses on disposal of participating interests and adjustments of the fair value of financial instruments. Net finance costs remained fairly stable over the period, and for the years ended 31 December 2001, 2002 and 2003 totalled €26 million, €25 million and €27 million, respectively. Finance costs in 2003 reflected an increase in net interest income, which was more than offset by an impairment loss in respect of the Company's 8.1% interest in LDCom Networks and in respect of its interests in certain small multimedia start-up companies. To the extent that the Company has amounts outstanding under the syndicated loan facility entered into in February 2004, finance costs in 2004 may increase as a result of the increase in interest expense.

Loss from Enterprises Accounted for Using the Equity Method

Enterprises accounted for under the equity method consist primarily of Alert Services Holding and Tritone. For the year ended 31 December 2003, the loss from enterprises accounted for using the equity method decreased to €4 million compared to €12 million for the year ended 31 December 2002. In 2003, losses from Alert Services Holding represented substantially all of the losses from enterprises accounted for using the equity method as the activities of Tritone ceased in 2002. For the year ended 31 December 2002, the loss from enterprises accounted for using the equity method decreased to €12 million from €25 million for the year ended 31 December 2001, and the loss in 2001 was primarily attributable to Tritone.

Tax Expense

For the years ended 31 December 2001, 2002 and 2003, tax expense was €429 million, €203 million and €208 million, respectively. Although the Group's operating income was higher in 2002 than in 2001, tax expense for the year ended 31 December 2002 was lower than in 2001 primarily due to a tax exemption on gains realized upon the sale of the Company's shareholding in Ben Nederland. Tax expense in 2002 was also affected by the Belgian State's decision to reduce the corporate tax rate from 40.17% to 33.99% as from 1 January 2003, which caused a reduction in net deferred tax assets and a corresponding tax expense.

The Group does not calculate taxes on the basis of its consolidated results of operations, as the Company and Belgacom Mobile are taxed as separate legal entities. As a result of net losses, due primarily to expenses recorded in 2002 following the launch of the BeST program and the expenses recorded in 2003 following the transfer of the legal pension obligations to the Belgian State, the Group recognized a deferred tax asset in respect of tax losses to carry forward of €553 million as of 31 December 2003. These tax losses can be used to offset future taxable income of the Company and the Company estimates that it will not pay significant taxes prior to 2007 (provided that its taxable income does not offset the tax benefit). Belgacom Mobile had no tax losses to carry forward as of 31 December 2003, and any taxable income of Belgacom Mobile would be subject to tax at applicable corporate tax rates. Belgacom estimates that the Group's effective tax rate for 2004 will be approximately 33%.

Minority Interests

The Group's most significant minority interest is Vodafone's 25% interest in Belgacom Mobile, although minority interests in 2002 also included shareholders' interests in the special purpose vehicle formed in connection with the transfer of the shares of Ben Nederland. For the year ended 31 December 2003, minority interests increased by €55 million, or 56%, to €154 million from €99 million for the year ended 31 December 2002. This increase was due primarily to the growth of net income of Belgacom Mobile.

For the year ended 31 December 2002, minority interests of €99 million were relatively stable compared with €102 million for the year ended 31 December 2001. This slight decrease was due primarily to the impact of finance costs incurred by the special purpose vehicle, which more than offset growth in the net income of Belgacom Mobile. Minority interests attributable to Vodafone's 25% interest in Belgacom Mobile amounted to €102 million in 2001, €117 million in 2002 and €154 million in 2003.

Net Income

The following table sets forth the Group's net income for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Operating income (EBIT)	1,135	1,482	566
Finance costs (net)	(26)	(25)	(27)
Loss from enterprises accounted for using the equity method	(25)	(12)	(4)
Tax expense	(429)	(203)	(208)
Minority interests	(102)	(99)	(154)
Net income	553	1,142	172

The Group had net income of €172 million for the year ended 31 December 2003, compared to €1,142 million for the year ended 31 December 2002. The decrease was due primarily to the decrease in operating income as a result of the non-recurring expense of €897 million in connection with the transfer to the Belgian State of certain pension obligations of the Company compared to net non-recurring income in 2002 of €321 million.

For the year ended 31 December 2002, net income increased by €589 million, or 108%, compared to the year ended 31 December 2001. This increase was due primarily to non-recurring revenue of €1,085 million in 2002, which was only partially offset by non-recurring expenses of €764 million. In addition, net income increased by a greater percentage than operating income as a significant portion of non-recurring revenue in 2002 was exempt from tax, as described above.

Results of Operations by Business Segment

The operations of the Group are organized into three business segments: Fixed Line Services, Mobile Communications Services and International Carrier Services. Revenue attributable to each business segment is shown prior to intersegment eliminations. Expenses attributable to the Group's head office and central functions are included within the results of operations of Fixed Line Services. The Mobile Communications Services and International Carrier Services segments are charged on an arm's length basis for their use of shared services, primarily in (i) Finance, Risk and IT Management, (ii) Corporate Affairs and (iii) Human Resources.

Fixed Line Services

The following table sets forth selected income statement data for Fixed Line Services for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Revenue	3,243	3,023	2,971
Intersegment revenue	179	165	137
Total revenue before non-recurring items	3,422	3,188	3,108
Operating expenses before depreciation and amortization	(2,286)	(2,180)	(1,999)
Total segment result	1,136	1,008	1,109
Non-recurring revenue	—	113	—
Non-recurring expense	(62)	(764)	(897)
Operating income before depreciation and amortization (EBITDA[1])	1,074	357	212
Depreciation and amortization	(587)	(593)	(565)
Operating income/(loss) (EBIT[2])	488	(236)	(353)

(1) Operating income before interest, taxes, depreciation and amortization.
(2) Operating income before interest and taxes.

Total Revenue Before Non-recurring Items

The table below sets forth a breakdown of Belgacom's Fixed Line Services revenue before non-recurring items for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Voice	2,097	61.3	1,953	61.3	1,865	60.0
Internet access and connectivity	219	6.4	304	9.5	375	12.1
Data	200	5.8	214	6.7	218	7.0
Domestic wholesale	351	10.3	332	10.4	310	10.0
Other[1]	554	16.2	385	12.1	340	10.9
Total revenue before non-recurring items[2]	3,422	100.0	3,188	100.0	3,108	100.0

(1) Includes revenue from directory services, other subsidiaries and value-added services.
(2) Prior to intersegment eliminations.

Total revenue before non-recurring items for Fixed Line Services was €3,108 million for the year ended 31 December 2003, a decrease of 3% compared to total revenue of €3,188 million for the year ended 31 December 2002. The decrease in Fixed Line Services revenue before non-recurring items in 2003 was due primarily to decreases of €88 million in voice revenue and €22 million in domestic wholesale revenue, which were offset in part by an increase of €71 million in revenue from Internet access and connectivity. Other revenue declined by €45 million in 2003 compared to 2002. Total revenue before non-recurring items in 2002 represented a decrease of €234 million, or 7%, compared to total revenue before non-recurring items of €3,422 million in 2001. Fixed Line Services revenue before non-recurring items in 2001 included revenue of €31 million attributable to Infosources, €68 million attributable to Belgacom France and €25 million attributable to Alert Services Holding. These entities were disposed of in 2001 or in early 2002 and thus did not contribute any

revenue to Fixed Line Services in 2002. Excluding revenue of disposed companies, Fixed Line Services total revenue before non-recurring items in 2001 would have amounted to €3,298 million. The decrease of €110 million in 2002 compared to 2001 was due primarily to a decrease in voice revenue and domestic wholesale revenue, which more than offset increases in Internet access and connectivity and data revenue.

Voice Revenue. Voice revenue consists of revenue from subscription fees and connection charges in connection with both analog (PSTN) and digital (ISDN) telephony lines, voice traffic (national, international and fixed-to-mobile), value-added services and the sale and rental of customer premises equipment.

The downward trend in voice revenue that began in 2001 slowed to a certain extent in 2002, but continued in 2003. Belgacom has experienced a decline in the number of PSTN and ISDN lines since 2001, primarily attributable to fixed-to-mobile substitution and the entry into the market of alternative fixed-line operators. The loss of fixed voice access channels resulted in a decrease in 2002 in subscription fees of €29 million, or 3%, from 2001, but revenue losses from subscription fees were more limited from 2002 to 2003. Revenue from voice traffic decreased by €114 million from 2001 to 2002 and by €82 million in 2003. The decrease in voice traffic revenue over the period from 2001 to 2003 was mainly due to decreases in national traffic revenue (14% in 2002 and 12% in 2003) resulting from increased competition, as well as mobile, e-mail and SMS substitution.

In 2002 and 2003, revenue from fixed-to-mobile and international traffic also generated less revenue as a result of competitive pressure on tariffs. Fixed-to-mobile traffic volumes remained stable from 2001 to 2003. International traffic volumes were stable from 2001 to 2002, but decreased by 2% in 2003.

Internet Access and Connectivity Revenue. Internet revenue consists of revenue from monthly subscription fees and connectivity fees for both narrowband and broadband Internet access as well as from Internet access terminals and Internet services.

Substitution from narrowband to broadband Internet access, together with growth in penetration of ADSL services in Belgium, resulted in an increase in Internet access and connectivity revenue, despite a decrease in Internet dial-up traffic. Internet dial-up traffic decreased by approximately 30% each year over the three years ended 31 December 2003. At the same time, the number of retail ADSL lines increased by 249,000 in 2002 and by 238,000 in 2003.

Data Revenue. Data revenue consists of revenue from leased lines and ADSL Bi-LAN access, connectivity revenue and services revenue, from services such as IPVPN and Frame Relay, and also from Network and System Integration services and data terminals.

Recently, many of Belgacom's customers have switched from leased lines to xDSL lines, primarily because xDSL lines are less expensive than leased lines providing similar services. Loss of revenue from leased lines has been more than offset by increased revenue from other data services, particularly connectivity services (IPVPN). In total, data revenue increased by 7% in 2002 and 2% in 2003.

Domestic Wholesale Revenue. Domestic wholesale revenue consists of voice and data connectivity and capacity services. Revenue decreased by 6% in 2002 and 2003 due to lower interconnection fees which reduced national traffic revenue and due to a decrease in the use of Belgacom's domestic wholesale services by national operators for their national transit traffic. In addition, intervention of regulators led to lower revenue from regulated products. The decrease in revenues was partly offset by increased carrier access revenues as well as higher revenues for broadband access.

Other Revenue. Other revenue consists of revenue from International Data and Satellite Solutions, mobility revenue (mobile handsets sales and commissions paid for mobile products sold in teleshops), Directory Information Services, Belgacom Directory Services (pursuant to a commercial agreement with Promedia), payphones, Expercom (pre-paid telephone cards) and other Group subsidiaries. The decrease in other revenue in 2002 resulted from the absence of revenue from operations disposed of in 2001, primarily Belgacom France, Alert Services Holding and Infosources. Over the period from 2001 to 2003, the decrease in other revenue was primarily the result of declining revenue from International Data and Satellite Solutions and mobility.

Operating Expenses Before Depreciation and Amortization

For the year ended 31 December 2003, the Group's Fixed Line Services segment had total operating expenses before depreciation and amortization of €1,999 million, which represented an 8% decrease compared to

2002. The decrease was primarily the result of a decrease in direct costs, a decrease in expenses due to departures of personnel pursuant to the BeST restructuring and certain other one-time expenses recorded in 2002. Total operating expenses before depreciation and amortization decreased by 5% to €2,180 million for the year ended 31 December 2002, from €2,286 million for the same period in 2001. The decrease was primarily attributable to the absence in 2002 of operating expenses of disposed entities (Belgacom France, Infosources and Alert Services Holding) and to a slight reduction in the activities of the Fixed Line Services segment, which resulted in lower costs of materials and charges to revenue. The decrease in operating expenses in 2002 was offset in part by certain one-time expenses recorded in 2002, including certain real estate taxes, provisions in respect of outstanding litigation and impairment losses on tangible and intangible assets. Excluding operating expenses attributable to the disposed entities, operating expenses before depreciation and amortization and before non-recurring items would have amounted to €2,094 million in 2001.

Non-Recurring Items

Belgacom's Fixed Line Services segment recorded a non-recurring expense of €897 million for the year ended 31 December 2003 in connection with the transfer to the Belgian State of certain pension obligations of Belgacom. In 2002, Fixed Line Services recorded non-recurring revenue of €113 million, which is the sum of (i) the gain realized with respect to the contribution of its stake in Belgacom France to LDCom Networks and (ii) the gain recognized on Belgacom's stake in Alert Services Holding following a capital increase by SDI. For the year ended 31 December 2002, Belgacom also incurred a non-recurring expense of €754 million relating to the BeST program and a non-recurring expense of €9 million relating to Tritone. For the year ended 31 December 2001, Fixed Line Services recorded a non-recurring expense of €62 million related to the sale of the French ISP activities of Infosources and the termination of activities of Tritone.

Operating Income Before Depreciation and Amortization (EBITDA)

For the year ended 31 December 2003, operating income before depreciation and amortization decreased by €145 million, or 41%, to €212 million compared to €357 million for the year ended 31 December 2002. This decrease was due primarily to the non-recurring expense of €897 million in connection with the transfer to the Belgian State of pension obligations of Belgacom in respect of Pension Fund I, which exceeded the net non-recurring loss of €651 million in 2002. Excluding the impact of non-recurring items, operating income before depreciation and amortization would have been €1,008 million in 2002 and €1,109 million in 2003, and the increase in 2003 was due in large part to the absence of certain one-time expenses recorded in 2002.

For the year ended 31 December 2002, operating income before depreciation and amortization was €357 million compared to €1,074 million for the year ended 31 December 2001. This decrease was due primarily to the impact of non-recurring items in 2002 which amounted to negative €62 million in 2001 and negative €651 million in 2002. In addition, operating income before depreciation and amortization in 2001 was adversely affected by the results of operations of Infosources (negative €35 million), Belgacom France (negative €28 million) and Alert Services Holding (negative €5 million). Excluding the impact of non-recurring items and of disposed entities, operating income before depreciation and amortization would have decreased by 16%, to €1,008 million in 2002, compared to €1,204 million in 2001, due to lower revenue and increased operating expenses.

Depreciation and Amortization

For the year ended 31 December 2003, depreciation and amortization for Fixed Line Services decreased by 5% to €565 million from €593 million for the year ended 31 December 2002. This decrease was due in part to lower levels of capital expenditure in 2002 than in 2001.

Depreciation and amortization for Fixed Line Services increased in 2002 by €6 million, or 1%, compared to €587 million for the year ended 31 December 2001. The slight increase was due to a reduction in the estimated useful life of certain items which offset lower capital expenditure in the period.

Operating Income/(Loss) (EBIT)

For the year ended 31 December 2003, Fixed Line Services recorded an operating loss of €353 million compared to an operating loss of €236 million for the year ended 31 December 2002. This increase was due primarily to the non-recurring expense in 2003 of €897 million in connection with the transfer of certain pension fund obligations of Belgacom to the Belgian State, which was greater than the net non-recurring loss in 2002 of

€651 million. Fixed Line Services recorded operating income of €488 million for the year ended 31 December 2001. The change from 2001 to 2002 was due primarily to the impact of non-recurring items in 2002.

Mobile Communications Services

The following table sets forth selected income statement data for Mobile Communications Services for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Revenue	1,758	1,801	1,957
Intersegment revenue	319	275	225
Total revenue before non-recurring items	2,077	2,075	2,181
Total operating expenses before depreciation and amortization	(1,224)	(1,069)	(1,068)
Total segment result	853	1,006	1,113
Non-recurring revenue	—	972	—
Operating income before depreciation and amortization (EBITDA[1])	853	1,978	1,113
Depreciation and amortization	(226)	(255)	(196)
Operating income (EBIT[2])	626	1,723	917

(1) Operating income before interest, taxes, depreciation and amortization.
(2) Operating income before interest and taxes.

Total Revenue Before Non-Recurring Items

The table below sets forth a breakdown of Mobile Communications Services revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Services revenue:						
Voice services[1]	1,717	82.7	1,750	84.3	1,825	83.7
Data services[1]	161	7.8	243	11.7	305	14.0
Total services revenue	1,878	90.4	1,993	96.0	2,130	97.7
Other revenue[2]	199	9.6	82	4.0	51	2.3
Total revenue[3]	2,077	100.0	2,075	100.0	2,181	100.0

(1) Including roaming-in.
(2) Primarily revenue from handset sales and revenue attributable to Ben Nederland (inclusive of credits and discounts).
(3) Prior to intersegment eliminations.

Mobile Communications Services had total revenue before non-recurring items of €2,181 million for the year ended 31 December 2003, compared to €2,075 million for the year ended 31 December 2002 and of €2,077 million for the year ended 31 December 2001.

For the year ended 31 December 2001 and the three months ended 31 March 2002, the results of operations of Ben Nederland were included in the results of operations of Mobile Communications Services on a proportional basis. For the years ended 31 December 2001 and 2002, Ben Nederland contributed €159 million and €42 million, respectively, to Mobile Communications Services revenue. Excluding the contribution to revenue of Ben Nederland in 2001 and 2002, Mobile Communications Services revenue would have been €1,918 million in 2001, €2,033 million in 2002 and €2,181 million in 2003. The increase of 7% in 2003 was due to an increase in volumes, particularly usage, as the number of customers increased by only 2% in 2003 (primarily pre-paid customers). Revenue from voice services increased by 4% in 2003 and revenue from data services increased by 26% primarily from SMS.

Total Operating Expenses Before Depreciation and Amortization

For the year ended 31 December 2003, the Group's Mobile Communications Services segment had total operating expenses before depreciation and amortization of €1,068 million, nearly unchanged compared to €1,069 million in 2002. Total operating expenses before depreciation and amortization in 2002 decreased by €155 million, or 13%, compared to the year ended 31 December 2001. In 2001 and 2002, operating expenses included €198 million and €44 million, respectively, related to Ben Nederland. Excluding Ben Nederland, Mobile Communications Services operating expenses before depreciation and amortization would have been €1,068 million in 2003, €1,025 million in 2002 and €1,027 million in 2001. Excluding revenue and expenses attributable to Ben Nederland, operating expenses before depreciation and amortization as a percentage of revenue would have been 49%, 50% and 54% in 2003, 2002 and 2001, respectively. Slower growth in the number of Belgacom Mobile customers resulted in reduced activation commissions. Belgacom Mobile's cost of materials also decreased in 2002 as a result of lower prices for certain equipment purchased by Belgacom Mobile, but this decrease was offset by increased charges to revenue consisting primarily of content fees, roaming out charges and interconnection fees. In 2003, operating expenses before depreciation and amortization increased from €1,025 million to €1,068 million primarily due to increased charges to revenue and, in particular, interconnection fees and content fees.

Non-Recurring Revenue

For the year ended 31 December 2002, Mobile Communications Services recorded non-recurring revenue of €972 million with respect to the gain realized on the sale of Belgacom's shareholding in Ben Nederland.

Operating Income Before Depreciation and Amortization (EBITDA)

For the year ended 31 December 2003, operating income before depreciation and amortization for Mobile Communications Services decreased by €865 million, or 44%, to €1,113 million from €1,978 million for the year ended 31 December 2002. This decrease was due primarily to the absence in 2003 of non-recurring revenue. Operating income before depreciation and amortization for Mobile Communications Services in 2002 of €1,978 million represented an increase of €1,126 million over operating income before depreciation and amortization of €853 million for the year ended 31 December 2001. The increase was primarily the result of non-recurring revenue of €972 million in 2002 related to Ben Nederland, as well as increased voice and data revenues. Operating income before depreciation and amortization for the year ended 31 December 2001 also reflected a negative contribution from Ben Nederland amounting to €39 million, compared to a negative contribution of €2 million in 2002. Excluding the contribution from Ben Nederland and non-recurring revenue, operating income before depreciation and amortization would have been €891 million in 2001, €1,008 million in 2002 and €1,113 million in 2003. The 10% increase from 2002 to 2003 was primarily the result of increased revenue from data traffic, a high number of active customers (approximately 97%) and a reduction in the rate of churn (17%) despite the introduction of mobile number portability in October 2002. The increase in revenue from Mobile Communications Services was not offset by an increase in operating costs.

Depreciation and Amortization

For the year ended 31 December 2003, Mobile Communications Services depreciation and amortization decreased by 23% to €196 million from €255 million for the year ended 31 December 2002. This decrease was due primarily to a large part of capital expenditure in 2003 relating to assets under construction, which will not begin to be depreciated until the first period of their intended use. For the year ended 31 December 2002, depreciation and amortization for Mobile Communications Services increased by €29 million, or 13%, compared to 2001. Depreciation and amortization would have increased by €46 million in 2002, excluding €10 million and €27 million of depreciation and amortization attributable to Ben Nederland in 2002 and 2001, respectively. This increase was due primarily to a full year of depreciation in 2002 of high levels of capital expenditure in 2001.

Operating Income (EBIT)

Mobile Communications Services' operating income was €917 million for the year ended 31 December 2003, compared to €1,723 million for the year ended 31 December 2002 and €626 million for the year ended 31 December 2001. Operating income in 2002 reflected the non-recurring gain referred to above. Excluding the non-recurring revenue and the contribution of Ben Nederland, operating income would have been €692 million in 2001, €763 million in 2002 and €917 million in 2003, and the increase was due to increasing revenue from voice and data services and was not offset by an increase in operating costs.

International Carrier Services

The following table sets forth selected income statement data for International Carrier Services for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Revenue	466	514	527
Inter segment revenue	140	111	99
Total revenue	606	625	626
Total operating expenses before depreciation and amortization	(569)	(619)	(598)
Total segment result	37	6	28
Non-recurring revenue/expense	—	—	—
Operating income before depreciation and amortization (EBITDA[1])	37	6	28
Depreciation and amortization	(16)	(11)	(26)
Operating income/(loss) (EBIT[2])	21	(5)	1

(1) Operating income before interest, taxes, depreciation and amortization.
(2) Operating income before interest and taxes.

Total Revenue

The following table sets forth the components of Belgacom's International Carrier Services revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Voice	557	91.9	590	94.4	603	96.3
Data	1	0.2	1	0.2	2	0.3
Capacity	13	2.1	10	1.6	8	1.3
Other[1]	35	5.8	24	3.8	13	2.1
Total revenue[2]	606	100.0	625	100.0	626	100.0

(1) Primarily revenue from infrastructure, telegraphy, telex and data communication services.
(2) Prior to intersegment eliminations.

For the year ended 31 December 2003, the Group's International Carrier Services revenue was €626 million, compared to revenue in 2002 of €625 million, which was an increase of €19 million, or 3%, compared to the year ended 31 December 2001. International Carrier Services external revenues grew from €466 million in 2001 to €514 million in 2002 and €527 million in 2003. The increase in revenue in 2002 and 2003 was attributable to growth in voice traffic, which was offset in part by lower prices due to increased competition and by a decline in traditional infrastructure and capacity leases.

Total Operating Expenses Before Depreciation and Amortization

For the year ended 31 December 2003, the Group's International Carrier Services segment had total operating expenses before depreciation and amortization of €598 million, which represented a 3% decrease compared to 2002. The volume related cost increase was more than offset by lower voice unit cost, by the reversal in 2003 of an impairment loss of approximately €9 million recorded in 2002 in respect of indefeasible rights of use purchased from Global Crossing and, to a lesser extent, to a decrease in international network costs. Total operating expenses before depreciation and amortization in 2002 increased by €50 million, or 9%, compared to 2001. The increase was due to an increase in the voice unit cost resulting from growth in voice traffic, while international network costs were stable, and due to the €9 million impairment loss.

Operating Income Before Depreciation and Amortization (EBITDA)

For the year ended 31 December 2003, operating income before depreciation and amortization for International Carrier Services increased by €22 million, to €28 million, compared to €6 million for the year ended 31 December 2002. Excluding the impact of the €9 million impairment loss recorded in 2002 and its subsequent reversal in 2003, International Carrier Services operating income before depreciation and amortization would have been €15 million in 2002 and €19 million in 2003. This increase of €4 million was due primarily to an increase in voice traffic and stable network costs despite pressure on voice unit margins. For the year ended 31 December 2002, operating income before depreciation and amortization for International Carrier Services decreased to €6 million compared to €37 million for the year ended 31 December 2001. Excluding the €9 million impairment loss, operating income before depreciation and amortization would have decreased by €22 million from 2001 to 2002. This decrease was due primarily to strong pressure on voice unit margins, partially offset by growth in voice traffic.

Depreciation and Amortization

For the year ended 31 December 2003, depreciation and amortization for International Carrier Services increased to €26 million compared to €11 million the year ended 31 December 2002. This increase was due primarily to additional depreciation recorded in 2003 as a result of certain downward revisions of the useful life of submarine cables. For the year ended 31 December 2002, depreciation and amortization for International Carrier Services decreased by €5 million compared to €16 million the year ended 31 December 2001. This decrease was a result of certain assets being fully depreciated at the end of 2001 and to the transfer of certain fixed assets to the Fixed Line Services segment.

Operating Income/(Loss) (EBIT)

For the year ended 31 December 2003, International Carrier Services operating income increased to €1 million compared to an operating loss of €5 million for the year ended 31 December 2002. This increase was due primarily to the increase in EBITDA exceeding the increase in depreciation. For the year ended 31 December 2002, International Carrier Services recorded an operating loss of €5 million compared to operating income of €21 million for the year ended 31 December 2001. This change was due primarily to an increase in operating expenses that exceeded the corresponding increase in revenue as a result of decreased prices due to competition, as well as the impairment loss of €9 million recorded in 2002. Excluding the impairment loss of €9 million recorded in 2002 and its subsequent reversal in 2003, International Carrier Services would have reported operating income of €4 million in 2002 and an operating loss of €8 million in 2003.

Outlook

The following outlook discussion contains forward-looking statements, including statements about the Company's beliefs and expectations. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. See "Forward-Looking Statements".

Fixed Line Services

Belgacom expects competition in the markets in which its Fixed Line Services segment operates to continue to be intense and, as a result, for voice revenue to decline in 2004. The Company observed at the beginning of 2004 the acceleration of certain downward trends, already visible at the end of 2003, in fixed-line voice traffic and loss of access channels. The Company believes that these trends are primarily the result of intense competition, including aggressive marketing campaigns by both Telenet and Tele2 as well as by mobile operators. In response, Belgacom commenced new customer promotions at the end of 2003 seeking to offset in part the declines in traffic and access channels with additional customer-oriented offers and tighter cost controls. These promotions include initiatives focused on lost customers, which are currently being introduced. It is currently not possible for the Company to estimate the extent to which the Company's initiatives will be successful in offsetting the expected decline in voice revenue.

Fixed Line Services revenue before non-recurring items was €3,188 million in 2002 and €3,108 million in 2003, representing a decline of €80 million, or 3%, in 2003. The Company currently estimates that if the trends observed in 2004 to date in the markets in which its Fixed Line Services segment operates continue throughout

the year, and that its initiatives are not successful, Fixed Line Services revenue may decline by a similar percentage in 2004, although there can be no assurance that any decline in full year Fixed Line Services revenue in 2004 may not exceed, in total amount or on a percentage basis, that experienced in 2003.

Mobile Communications Services

Belgacom expects any revenue growth to be as a result of growth in penetration rates in Belgium, which is expected to be moderate, and any increases in ARPU led primarily by an increase in revenue from data services. At the same time, Belgacom expects the very challenging competitive environment for customers and services to continue as a result of competition from the other two licensed operators in Belgium and MVNOs. Belgacom's objective is, to the extent possible in the face of increasing competition and regulatory pressures, to maintain EBITDA margins near current levels and to limit any decline in EBITDA margins through the control of operating costs and the introduction of new services, primarily data services. See "Business — Mobile Communications Services — Strategy".

International Carrier Services

Belgacom anticipates that pressure on margin for voice transit services may continue following the decreases experienced in recent years and believes that any future revenue growth would be linked to increases in mobile voice transit services and growth of traffic from the liberalization of markets for telephony services in countries in Africa, Asia and the Middle East. In addition, the Company expects any increase in operating income before depreciation and amortization to be driven by increased mobile voice traffic and by improving its operational systems.

EBITDA Margin

As a result of the foregoing, Belgacom estimates that its operating income before depreciation and amortization margin will remain stable in the short term, although there can be no assurances that the Company will be able to fully offset expected declines in revenue with cost reductions.

Liquidity and Capital Resources

Cash Flow

The following table shows information regarding Belgacom's consolidated cash flow for the periods indicated.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Cash flow from operating activities	1,658	1,371	296
Cash flow from (used in) investing activities	(1,104)	710	(485)
Cash flow from (used in) financing activities	47	(1,560)	(575)
Net increase (decrease) in cash and cash equivalents	601	521	(764)
Cash and cash equivalents at beginning of the period	204	805	1,326
Cash and cash equivalents at end of the period	805	1,326	562

The Group's primary source of liquidity is cash generated from operations. Since 1998, Belgacom has met working capital needs and capital expenditures requirements with cash flow from operating activities. The Company believes that cash flow from operations and other sources of liquidity described below will be sufficient to meet working capital requirements for the 12 months following the date of this Offering Memorandum. In addition, the Group may also consider other possible sources of funds, such as dispositions of non-core assets or securitization of assets.

Cash flow from operating activities decreased by €1,075 million to €296 million in 2003, from €1,371 million in 2002. The decrease was primarily the result of the payment of €1,381 million to Pension Fund I in connection with the transfer of Belgacom's pension obligations. Cash flow from operating activities in 2002 of €1,371 million decreased by €287 million, or 17%, compared to €1,658 million in 2001. The decrease was primarily the result of the payment of an additional contribution to Pension Fund I of €281 million in 2002.

Pursuant to the shareholders' agreement between the Company and ADSB, the Company had agreed fully to fund Pension Fund I by 2010.

Cash flow used in investing activities was €485 million in 2003 compared to cash flow from investing activities of €710 million in 2002. Cash flow used in investing activities was €1,104 million in 2001 compared to cash flow from investing activities of €710 million in 2002. The change was primarily the result of the acquisition of a UMTS license by Belgacom Mobile in 2001, resulting in total cash payments of €150.2 million, a decrease in other capital expenditures in 2002 and the receipt in 2002 of the net proceeds of €1,111 million primarily from the disposition of the Group's interest in Ben Nederland and Belgacom France. Capital expenditure also decreased in 2003 compared to 2002.

Cash flow used in financing activities decreased by €985 million to €575 million in 2003, compared to €1,560 million in 2002. Cash flow used in financing activities in 2003 was primarily for the acquisition of the Company's ordinary shares in connection with the 2003 Ordinary Share Purchase. Cash flow used in financing activities in 2002 was primarily for the distribution of the first tranche of €410 million of an extraordinary dividend to the shareholders in 2002 (see "Dividends and Dividend Policy") and the repayment of long-term debt in an amount of €597 million. Cash flow from financing activities was €47 million in 2001.

Capital Expenditure and Investments

The following table shows the Group's capital expenditure for the periods indicated.

	Year Ended 31 December		
	2001	2002	2003
		(€ millions)	
Fixed Line Services	506	367	336
Mobile Communications Services	453	165	149
International Carrier Services	29	34	17
Total capital expenditures	987	566	502

A significant portion of Fixed Line Services capital expenditure in 2003 related to investments in infrastructure to support the development of ADSL services. In addition, in 2003, the Group began deployment of a fiber network to connect street cabinets to local exchanges as part of its Broadway initiative. The Group invested in reinforcing the quality of its copper access network, which included the renewal of old cables and minor extensions of the copper network where necessary to provide access to new customers.

Most of the Group's capital expenditure in 2001 and 2002 related to networks and installations, which accounted for more than 50% of total capital expenditure in 2001 and 2002. These investments were undertaken to, among other things, further upgrade the Company's fixed-line network, develop ADSL technology (such as access network and transmission equipment) and expand and enhance the Belgacom Mobile mobile telephony network in Belgium. In addition, in March 2001, Belgacom Mobile acquired a UMTS license for €150.2 million and this amount was included in Mobile Communications Services capital expenditure in that year.

The Group anticipates capital expenditures to be approximately €615 million for 2004. Approximately €400 million of this capital expenditure is expected to be targeted at the Fixed Line Services segment (for investments in fiber optic cables, transmission equipment and IT hardware and application software) and approximately €200 million is expected to be invested in network and information technology operations and products and services engineering for Mobile Communications Services. In addition, the Group estimates that approximately €15 million will be targeted to investments in International Carrier Services.

The Group estimates that total capital expenditure in relation to the Broadway initiative will be approximately €300 million over the next three years in order to deploy its fiber network, install the remote optical platforms and launch VDSL services in the major cities in Belgium. The Group has targeted coverage of approximately 46% of Belgian population by the end of 2006. In addition, the Group estimates that it will spend between €150 million and €200 million over the next three years in relation to its UMTS network investments, depending on market demand and competitive pressure.

Capital Resources

To date, the Group has financed its operations primarily from cash flows from operations. The Group has a $1.0 billion Euro Medium Term Note program, under which €50.7 million was outstanding as of 31 December 2003, and a €1.0 billion short-term Commercial Paper program, which had no amounts outstanding as of 31 December 2003. Belgacom also has bilateral credit facilities with a group of banks, with an aggregate commitment of €749 million as of 31 December 2003. See "Capitalization".

Access to international capital markets and its associated cost of funding depend in part on Belgacom's credit ratings. Belgacom maintains a regular dialog with the principal credit rating agencies which review Belgacom's ratings periodically. Standard & Poor's and Moody's Investors Services have rated Belgacom's long-term debt AA- and Aa3, respectively. Prior to the date of the Protocol Agreement, the Company's long-term debt was rated AA by Standard & Poor's and was under negative outlook. Following the announcement of the Protocol Agreement, Standard & Poor's revised the Company's long-term debt rating to AA- while maintaining the negative outlook. Standard & Poor's stated that it revised the Company's long-term debt rating because it believed that the Company's public listing could potentially result in a more aggressive financial policy and business strategy. The Company does not believe that transactions contemplated by the Protocol Agreement (including the 2003 and 2004 Ordinary Share Purchases) or the downgrade of its rating will have a material impact on its ability to attract further debt financing in the future. In addition, the Company has established internal guidelines such that it will not achieve a level of gearing that would cause its ratings to fall below certain levels.

The table below sets forth amounts outstanding under Belgacom's $1.0 billion Euro Medium Term Note program, Belgacom's €1.0 billion short-term Commercial Paper program and its credit facilities as of 31 December 2003.

	Size of Program	Principal Amount Outstanding as of 31 December 2003	% Outstanding as of 31 December 2003
Euro MTN program	$1.0 billion	€50.7 million[1]	6
Short-term commercial paper program	€1.0 billion	None	None
Credit facilities	€749.0 million[2]	None	None

(1) Consists of a €20 million reverse convertible bond due 2004 (a bond issued by Belgacom Finance where payment upon maturity or early conversion will be linked to the then current level of the Dow Jones EuroStoxx Technology index) and a €30.7 million bond due 2005.

(2) Consists of €501 million of short-term credit facilities and €248 million of long-term credit facilities.

On 25 February 2004, Belgacom entered into a €750 million syndicated loan facility with a number of banks, of which Fortis Bank, ING Belgium and BNP Paribas are acting as Mandated Lead Arrangers. One tranche of the facility has a term of 364 days and the remaining tranche of the facility has a maturity of five years. Funds borrowed under the facility will bear interest at floating rates set by reference to EURIBOR. On 16 March 2004, the Company delivered a request for a disbursement under this facility in the amount of €250 million and these funds will be available to the Company on or about 22 March 2004. See "Capitalization".

Since 31 December 2003, the Company has issued notes under its Commercial Paper program in the amounts of €310 million on 15 March 2004 and €150 million on 18 March 2004.

All of the Group's outstanding interest-bearing debt obligations contain negative pledge provisions that restrict the pledge of assets to secure future borrowings without granting a similar secured status to existing lenders. The syndicated loan facility also contains certain financial covenants.

Contractual Obligations and Commercial Commitments

Operating Lease Commitments

Belgacom rents sites for its telecommunications infrastructure and leases buildings, technical and network equipment, as well as furniture and vehicles, under operating leases with terms of one year or more. Rental expenses in respect of these operating leases amounted to €150 million in 2001, €152 million in 2002 and €141 million in 2003.

The following table sets forth future minimum rentals payable under the Company's operating leases as of 31 December 2003.

	Within one year	From 1 to 3 years	From 3 to 5 years	More than 5 years	Total
			(€ millions)		
Buildings	21	32	21	78	151
Sites	12	32	12	5	62
Technical and network equipment	47	32	31	57	167
Furniture	2	3	1	1	8
Vehicles	23	33	13	1	70
Total	105	132	78	142	458

Capital Commitments

As of 31 December 2003, the Group had contracted commitments of €42 million for the acquisition of intangible assets and new machinery and equipment.

Cross-Border Lease Arrangements

During the period from 1996 through 2001, Belgacom entered into several cross-border lease arrangements (sale and lease back transactions and lease out/lease in transactions) relating to a number of its fixed-line and mobile switches. Under the terms of the arrangements, which have a duration of 13 to 16 years, the Group received at inception a total amount of $684 million and placed a total of $654 million on deposit with financial institutions with a rating of AA- or higher. Belgacom entered into non-refundable payment undertakings with these financial institutions whereby the amounts on deposit will be used to meet future lease rentals. Belgacom guarantees through the cross-border lease arrangements the payment of a termination fee (maximum of 12% of the transaction size) in the event of early termination of the lease.

In September 2002, Belgacom sold its stake in Ben Nederland, but, in respect of its cross-border lease arrangements, continued to guarantee the payment of future lease rentals in the amount of €52 million in the event of insolvency of the deposit banks (which are rated AAA or AA- by Standard & Poor's). The term of the lease expires in 2012.

Other Rights and Commitments

As of 31 December 2003, Belgacom had received purchase commitments from its customers totaling €15 million. In addition, Belgacom issued guarantees to the European Investment Bank (the "EIB"), totaling €121 million, of which €59 million will expire on 20 May 2004 and €62 million will expire on 27 May 2004. Belgacom issues guarantees primarily to support funding programs, such as those guarantees issued to the EIB by Belgacom Services SA in respect of loans to the Company. In addition, Belgacom had granted bank guarantees of €31 million as of 31 December 2003 to its customers to guarantee, among other things, the completion of works. Included in the €31 million is a portion of the commitment by the Company to the Walloon Region of Belgium to guarantee execution by Wallonie Intranet SA ("WIN SA"), a subsidiary of Belgacom, of all obligations provided for in WIN SA's contractual agreement with the Walloon Region. The commitment, which is renewable, is for €7.3 million. Belgacom also issues guarantees in favor of tax authorities in respect of payments under pending conflicts involving Group companies. Belgacom also had received guarantees of €16 million from its suppliers as of 31 December 2003.

The Group has certain rights and commitments towards SDI related to the put and call option on its 28% shareholding in Alert Services Holding. The Group has a put option from 1 January 2003 through 1 January 2009 whereby Belgacom can sell at a minimum strike price of €40 million the remaining 28% stake. SDI has a call option on the same stake from 1 January 2006 up to 1 January 2009 at the same price as the Belgacom put option.

Qualitative and Quantitative Disclosure About Market Risk

The Group is exposed to various market risks, including liquidity, interest rate and foreign currency exchange rate risks associated with its underlying assets, liabilities and anticipated transactions. Market risk is the potential loss arising from adverse changes in market rates.

The Group's Treasury Department is responsible for supervising exposure to market risk that arises in connection with operations and financial activities. The activities of the Treasury Department in managing exposure to market risk are subject to treasury policies addressing such practices as the use of derivatives, hedging and approval of exposure to counterparties. These policies are approved by the Group's senior management within a framework set out by the Company's Board of Directors. The Treasury Department acts as the internal bank for the Group with the responsibility for foreign currency exchange rate risk, interest rate risk and liquidity risk management for the Group. To adequately manage exposures to these market risks, Belgacom selectively enters into derivatives. Belgacom does not hold or issue derivatives for trading or speculative purposes.

The following discussion and tables, which constitute "forward-looking statements" that involve risk and uncertainties, summarize the Group's market-sensitive financial instruments including their fair value, maturity and contract terms. These tables address market risk only and do not present other risks that the Group faces in the normal course of business, including country risk and legal risk.

Interest Rate Risk

The Group regards fluctuations in interest rates as its major market risk exposure. However, because the Group's outstanding indebtedness has decreased over the last years, the exposure to interest rate risk has been reduced. The following table sets out the Group's long-term interest-bearing liabilities at market value.

	As of 31 December		
	2001	2002	2003
		(€ millions)	
Unsubordinated debentures	389	396	345
Credit institutions	425	125	0
Derivatives held for hedging	0	0	2
Other derivatives	13	25	24
	827	547	371

To manage the exposure to changes in interest rates and to lower the overall costs of financing, the Group uses interest rate swaps, interest rate and currency swaps, interest rate caps and forward rate agreements. The Group also achieves fixed rates on its borrowings by using fixed rate debt. The Group uses interest rate swaps to exchange the interest rate exposure on the underlying assets or liabilities from a fixed interest rate to a floating interest rate or vice versa.

All of the Group's long-term debt is unsecured. However, the terms of certain long-term debt obligations require early repayment, if the ownership of the Belgian State in Belgacom falls below 50% plus one share. The amount subject to such early repayment provisions was €121 million as of 31 December 2003.

The Group's policy is to maintain at all times the share of floating rate debt instruments below 50% of the Group's debt. As of 31 December 2003, the Group satisfied this 50% threshold based on assumptions and the "value-at-risk" model currently implemented by the Company and after taking into account the effect of interest rate swaps. The table below provides information about the Group's long-term fixed and floating rate debt as of 31 December 2003 based on nominal value.

	Maturities, year ended 31 December				
	2004	2005	2015	2026	Total
	(€ millions, except percentages)				
Long-term debt[1]					
Fixed rate	62.0	55.7	144.0	—	261.7
Interest rate	5.260%	4.974%	6.195%	—	—
Floating rate	79.3	—	—	72.5	151.8
Spread to EURIBOR	(0.132)%	—	—	(0.150)%	—
Total	141.3	55.7	144.0	72.5	413.5

(1) Includes current portion of debt.

The Group estimates that each increase of 100 basis points, or 1% in interest rates, on its current debt portfolio would result in a maximum increase in financial charges of approximately €2 million.

Foreign Currency Exchange Rate Risk

The Group has limited foreign exchange exposure and it relates primarily to the Company. In 2003, the Company generated approximately €150 million of revenues and approximately €275 million in expenses in currencies other than the euro, primarily the US dollar, British pound sterling and special drawing rights. Special drawing rights are a "basket" currency created by the International Monetary Fund consisting of US dollars, euro, pounds sterling and yen. This currency is frequently used between telecommunications operators in order to calculate their monthly payable/receivable balances as a consequence of the traffic transiting among telecommunications operators. A significant percentage of these revenues and expenses provide a natural hedge against foreign currency exchange rate risk.

The Group manages its remaining foreign currency exchange rate risk by hedging most of its exposure through various derivatives, such as cross currency swaps, currency options and forward foreign exchange contracts. In order to hedge currency exposures, a procedure to report these exposures to the Treasury Department has been established.

Liquidity Risk and Credit Risk

Credit risk arising from the inability of a counterparty to meet the terms of Belgacom's financial instruments is generally limited to the amount, if any, by which the counterparty's obligations exceed the obligations of Belgacom.

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event the counterparty fails to perform its obligations in relation to each class of recognized financial assets, including derivatives, is the carrying amount of those assets as indicated in the balance sheet.

Belgacom is exposed to credit loss in the event of non-performance by counterparties on derivatives, but does not anticipate non-performance by any of these counterparties, given their credit ratings. The amount of such exposure equals the market value of such contracts. Belgacom generally does not require collateral or other security from the counterpart as these are highly rated financial institutions. To reduce the risk of counterparty failure, Belgacom sets credit limits based on the individual ratings of counterparties by well-known rating agencies.

Due to the diverse portfolio of products and services Belgacom provides, there were no credit concentrations existing as of 31 December 2003. This includes concentrations in the volume of business transacted with a particular customer, supplier or lender, as well as concentrations of revenues from particular products and services. Concentration of credit risk relating to local accounts receivable is limited due to the large number of customers. For accounts receivable from foreign telecommunication operators, the concentration of credit risk is also limited due to netting agreements with accounts payable to these companies, prepayment obligations, imposed bank guarantees and credit limits delivered by credit insurers.

Assumptions Upon Adoption of IFRS

In connection with the creation of its IFRS financial statements for the three years ended 31 December 2001, 2002 and 2003, the Company established certain assumptions, which remained constant over the three years. The Company does not believe that any of these assumptions has a material effect on the Group's financial statements as a whole. Certain of these assumptions are set forth below.

Business Combinations

The Company elected to apply the exemption provided by IFRS 1 in respect of business combinations and therefore did not apply International Accounting Standards 22 ("IAS 22") to business combinations that occurred prior to the transition date of 1 January 2001. If the Company had adopted IAS 22, it would have recognized additional goodwill in connection with business combinations that occurred prior to 1 January 2001. The additional goodwill would have been written down as part of divestments in 2001.

Segment Reporting

In connection with the creation of its IFRS financial statements, the Company established three segments for financial reporting purposes: Fixed Line Services, Mobile Communications Services and International Carrier Services. As a result, the Company had to make certain assumptions regarding the allocation of operating expenses, central overheads, segment assets and segment liabilities between Fixed Line Services and International Carrier Services (which is not a stand-alone legal entity).

THE BELGIAN TELECOMMUNICATIONS MARKET

Overview

The Belgian fixed-line market has been liberalized since 1 January 1998. In addition, regulatory measures have been adopted to promote competition. As of 31 December 2003, the Belgian Government had granted 56 licenses to fixed operators (21 holding both public network infrastructure and voice telephony licenses, 28 holding public network infrastructure-only licenses and seven holding voice telephony-only licenses), and three GSM licenses and three UMTS licenses to mobile operators. In addition, a total of 142 operators without licenses and service providers had notified the BIPT of their services. The Company had interconnection agreements with 21 operators in Belgium as of 31 December 2003.

Telecommunications operators in Belgium are subject to a specific regulatory framework. Additional regulatory requirements are imposed on operators designated as having "significant market power" (currently only the Company in the fixed-line market and Belgacom Mobile and Mobistar in the mobile and interconnection markets). In particular, fixed-line operators are required to provide carrier selection and carrier pre-selection services. In addition, Belgacom, as an operator with significant market power, is required to observe the principles of cost orientation, transparency and non-discrimination for its retail and regulated wholesale services. In particular, Belgacom must make available interconnection, transmission capacity and infrastructure facilities (unbundling of the local loop and co-location) to competing operators in a transparent and non-discriminatory manner and observing the principles of cost orientation. See "Regulation".

The Belgian telecommunications market is an advanced market in terms of fixed-line, mobile and broadband penetration. Fixed-line penetration in Belgium was approximately 74% in terms of total households as of 31 July 2003 and mobile penetration based on active customers was approximately 76% of the total population as of 31 December 2003. As a result of extensive ADSL and cable coverage, Belgium has one of the highest broadband penetration rates in Europe in terms of the percentage of households penetrated (approximately 29% as of 31 December 2003) and is among the world leaders in broadband penetration. As of 30 September 2003, Belgium had a broadband penetration of approximately 27% in terms of households compared to the EU average of approximately 12%. Belgium has the second highest ADSL penetration rate in Europe in terms of the percentage of households penetrated, with approximately 18% as of 31 December 2003.

The Company estimates, based on independent research, that Belgium had a cable penetration rate of approximately 93% in terms of total households as of 31 December 2003. Certain cable operators provide broadband services via cable, and in the northern part of Belgium, Telenet provides voice services over cable. In the southern part of Belgium, however, only a few cable operators currently have licenses to provide voice services. Residential Internet penetration in Belgium, at approximately 36% in terms of total households, is close to the Western European average and has shown steady growth over recent years. The PC penetration rate in Belgium was approximately 56% in terms of the percentage of households as of 31 December 2003.

The following table sets forth certain information for Belgium and the EU as of and for the year ended 31 December 2003:

	Belgium	EU
Total GDP (billions of US dollars)	300	10,438
Total population (millions)	10.3	381.3
GDP per capita (US dollars)	29,202	27,375
Unemployment (%)	12.7	8.8
Inflation (%)	1.4	1.4
2002 to 2003 GDP growth (%)	2.0	1.9
Population density (hbts/km^2)	337	121

Source: The Economist Intelligence Unit, October/December 2003.

Fixed Line Services

Belgium had a fixed-line penetration rate of approximately 74% in terms of total households as of 31 July 2003. The following table sets out certain data relating to the Belgian fixed-line market as of the dates indicated:

	As of and for the year ended 31 December		
	2001	2002	2003
Number of access channels (voice)[1] *(thousands)*			
PSTN	3,769	3,729	N/A
ISDN basic	872	867	N/A
ISDN primary	283	312	N/A
Cable voice	208	212	N/A
Total access channels (voice)	5,132	5,120	N/A
Number of access channels (broadband)[2] *(thousands)*			
ADSL	230	519	784
Cable Internet	201	353	490
Total access channels (broadband) *(thousands)*	431	872	1,274
Total access channels (voice and broadband) *(thousands)*	5,563	5,993	N/A
Fixed telephony traffic *(millions of outgoing minutes)*	25,431	24,115	N/A
National calls (including Internet traffic)	21,779	20,295	N/A
International calls	1,798	1,806	N/A
Fixed-to-mobile calls	1,854	2,015	N/A
Internet access subscribers *(thousands)*	1,394	1,694	1,893
Dial-up subscribers	963	822	619
Broadband subscribers	431	872	1,274
ADSL	230	519	784
Cable	201	353	490

Source: BIPT; ISPA.

(1) PSTN, ISDN and cable voice access channels, with a PSTN line counting as one channel, an ISDN basic line counting as two channels, an ISDN primary line counting as 30 channels and a cable voice channel counting as one channel.

(2) ADSL and cable Internet access channels, with an ADSL line counting as one channel and a cable Internet channel counting as one channel.

Prior to 1998, Belgacom was the sole provider of fixed domestic voice telephony traffic in Belgium. As of 31 December 2003, the Belgian Government had granted 56 licenses to fixed operators (21 holding both public network infrastructure and voice telephony licenses, 28 holding public network infrastructure-only licenses and seven holding voice telephony-only licenses). Within the domestic fixed-line services market in Belgium there are direct access operators and indirect access providers (carrier selection/pre-selection operators). Direct operators have their own networks and are capable of offering an access channel directly to customers. As of 31 December 2003, there were nine direct access operators in Belgium, of which the principal operators include Belgacom, BT, Telenet, COLT, MCI Belgium and Versatel. Indirect access providers offer voice traffic using another operator's access channels. As of 31 December 2003, the principal indirect access operators providing services in Belgium were Citycall, Euphony, Phone-Plus, Scarlet and Tele2. In addition, certain service providers do not themselves hold individual licenses, but resell fixed-line communications services under their own brand name, using another operator's network and licensed services.

The liberalization of the Belgian telecommunications market and consolidation of and restructuring among providers have resulted in increased competition and increased pressure on volume and prices. In addition to increased competition, domestic fixed-line services volumes are declining due to mobile, e-mail and SMS substitution. As of 31 July 2003, Belgacom estimates, based on independent market research, that 23% of households were mobile-only in Belgium.

In the Internet access market, there has recently been a shift from narrowband Internet access to broadband Internet access due to the higher transmission speed and convenience of broadband access and flat rate tariffs. The main driver for the uptake of Internet access services in the residential market has been the emergence of broadband services. Broadband penetration represented over 67% of all Internet penetration in Belgium as of 31 December 2003.

High ADSL and cable penetration rates in Belgium have resulted in intense competition between ADSL providers and cable providers in the broadband market. Until recently, this competition led certain ADSL and cable providers in Belgium to offer substantial bandwidth at relatively low prices compared to the rest of Western Europe. The broadband market is different in the North and South of Belgium. In the Dutch-speaking northern part of the country, cable infrastructure has been consolidated by Telenet, which is actively marketing cable broadband offerings. This consolidation has not taken place to the same extent in the Brussels region or the French-speaking southern part of the country. As a result, the broadband market in the southern part of the country is a more fragmented competitive environment than in the northern part of the country, with 11 local cable operators providing broadband services, including Brutélé, Coditel and Teledis, as of 31 December 2003.

Belgacom, Scarlet, Tiscali and Versatel, which operate throughout Belgium, are the principal providers of ADSL services in Belgium. Belgacom provides wholesale ADSL services to other ADSL providers in Belgium.

Mobile Communications Services

As of 31 December 2003, Belgium had over eight million mobile telephony customers and the mobile penetration rate based on active customers in Belgium was approximately 76% based on percentage of the population, compared to 71% as of 31 December 2002. The development of this market in Belgium has been led by three mobile GSM operators, Belgacom Mobile, Mobistar and BASE, which had market shares of approximately 54%, 33%, and 13%, respectively, as of 31 December 2003, based on active customers.

The following table sets out certain information relating to the Belgian mobile communications market as of and for the dates indicated:

	As of and for the year ended 31 December		
	2001	2002	2003
Active mobile telephony customers[1] *(thousands)*	7,111	7,278	7,830
Pre-paid	4,387	4,539	4,956
Post-paid	2,724	2,739	2,874
Mobile penetration[1]	69.2%	70.8%	76.0%
Mobile communications revenues[2] *(millions)*	€2,835	€3,015	€3,134

(1) Source: EMC World Cellular Database. Based on active customers.
(2) Source: Company estimates based on independent research.

In March 2001, the Belgian Government awarded UMTS licenses to Belgacom Mobile, Mobistar and BASE. Belgacom Mobile paid €150.2 million for its UMTS license and Mobistar and BASE each paid €150.0 million for their licenses. A fourth license was offered, but was not purchased. Holders of UMTS licenses must pay an annual administrative fee of €250,000 plus €125,000 per Mhz of spectrum in use. Following postponements of earlier roll-out deadlines, holders of UMTS licenses were required to introduce and demonstrate UMTS technology by September 2003. To satisfy this requirement, the network installed by that time had to be of sufficient size to allow the technical evaluation of voice and data services over UMTS and to show the compatibility of services and devices with third generation standards. In addition, UMTS license holders in Belgium are required to introduce commercial services covering 30% of the Belgian population by 1 January 2006, 40% by 1 January 2007, 50% by 1 January 2008 and 85% by 15 March 2009. In July 2003, Belgacom Mobile was the first Belgian mobile operator to launch technical trial operations of its UMTS network. See "Regulation — Licensing and Notification Requirements — Mobile Services". Unlike in other European markets, none of the mobile operators in Belgium has made public statements regarding the anticipated launch of commercial services based on UMTS technology.

Another characteristic of the Belgian mobile market is that Belgian law allows the granting of handset subsidies only in limited circumstances, which reduces the subscriber acquisition and retention costs in comparison to other European markets.

Market Outlook

The following outlook discussion contains forward-looking statements, including statements about the Company's beliefs and expectations. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company cautions investors that a number of important factors

could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. In particular, Belgacom's results of operations may not be consistent with predicted market trends. See "Forward-Looking Statements".

The Company estimates, based on independent research, that the value of the Belgian fixed-voice telephony market as of 31 December 2003 was approximately €2.3 billion, as compared with approximately €3.1 billion for the mobile communications market, approximately €1.2 billion for the fixed data and Internet market and approximately €0.8 billion for the domestic wholesale market. It estimates that growth in the Belgian telecommunications market will be led by fixed data and Internet services, as well as by mobile communications and to a lesser extent wholesale. The Company estimates, based on independent research, that the compound annual growth rate of the fixed data and Internet market will be approximately 12% from 2002 to 2006, as compared with 5.8% for mobile communications and 1.8% for the domestic wholesale market. It predicts, however, that this growth could be offset to a certain extent by a decline in fixed-voice telephony, which it estimates could decline at a compound annual rate of 1.5% from 2002 to 2006. The Company estimates, based on TeleGeography research, that the compound annual growth rate of the international carrier services market will be approximately 5% from 2003 to 2006.

According to Strategy Analytics, another independent market researcher, the number of PSTN and ISDN access channels as a percentage of the population in Belgium is likely to decline, while at the same time, broadband penetration as a percentage of households in Belgium is likely to increase in the short term.

BUSINESS

Overview

Belgacom is the leading telecommunications company in Belgium and a market leader in a number of areas, including retail and wholesale fixed-line telephony services, mobile communications services and broadband data and Internet services. For the year ended 31 December 2003, the Group had total revenue of €5,454 million and operating income before depreciation and amortization (excluding non-recurring items) of €2,250 million.

Belgacom operates in the following three business segments:

- *Fixed Line Services.* Belgacom is the leading provider of fixed-line communications services in Belgium, offering a comprehensive range of voice, data and Internet fixed-line services to residential and business customers. As of 31 December 2003, Belgacom provided approximately 5.2 million fixed access channels in the residential and business markets, including 984,000 ISDN and 670,000 ADSL retail access channels. Belgacom is the leading ISP in Belgium, offering narrowband and broadband Internet access to approximately 1,000,000 subscribers as of 31 December 2003. In addition, Belgacom provides regulated and commercial wholesale services to other operators and service providers in Belgium.
- *Mobile Communications Services.* Belgacom is the leading provider of mobile communications services in Belgium, with approximately 4.2 million active customers as of 31 December 2003. Belgacom Mobile had an estimated market share of approximately 54% based on active customers as of 31 December 2003. The Group provides mobile communications services through Belgacom Mobile, which is 75% owned by Belgacom and 25% owned by Vodafone. Through the Proximus and Pay&Go brand names, for post-paid and pre-paid customers, respectively, Belgacom Mobile provides a broad range of mobile communications services to residential and business customers in Belgium, including traditional voice services, international roaming (in/out) services, data services (including SMS and MMS) as well as wholesale data services to third parties. Belgacom Mobile has recently entered into an agreement with Vodafone covering a number of areas, including the development of new products and services, and which Belgacom believes will increase operational synergies. See "— Mobile Communications Services — Relationship with Vodafone".
- *International Carrier Services.* Belgacom provides voice and data connectivity, capacity and infrastructure services to telecommunications operators and service providers worldwide. Belgacom estimates that it is the 11th largest operator worldwide in the international voice termination market in terms of traffic.

The Group's Fixed Line Services, Mobile Communications Services and International Carrier Services segments, respectively, accounted for 52%, 37% and 11% of the Group's total 2003 revenue (prior to intersegment eliminations) and 49%, 50% and 1% of the Group's total 2003 operating income before depreciation and amortization (excluding non-recurring items). The table below sets forth the revenue of the Group's business segments for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Fixed Line Services	3,422	62.6	3,188	59.7	3,108	57.0
Mobile Communications Services	2,077	38.0	2,075	38.9	2,181	40.0
International Carrier Services	606	11.1	625	11.7	626	11.5
Intersegment eliminations	(638)	(11.7)	(550)	(10.3)	(461)	(8.5)
	5,467	100.0	5,338	100.0	5,454	100.0
Non-recurring revenue	—		1,085		—	
Total	5,467		6,422		5,454	

The following charts set forth the percentage contributions of the Fixed Line Services, Mobile Communications Services and International Carrier Services segments to the Group's total revenue and operating income before depreciation and amortization, prior to intersegment eliminations and excluding non-recurring items for the year ended 31 December 2003.


Contribution to Revenue
Mobile Communications Services 37%
Fixed Line Services 52%
International Carrier Services 11%
Contribution to Operating Income before Depreciation and Amortization
Mobile Communications Services 50%
Fixed Line Services 49%
International Carrier Services 1%

The Group's organizational structure is designed to enable its business segments to maintain a strong, competitive position within their respective markets.


Belgacom SA/NV
100%
75%*
100%
Fixed Line Services
Mobile Communications Services
International Carrier Services
Residential Unit
Business Unit
Domestic Wholesale Unit

* *Owned 25% by Vodafone.*

History

The Company's business was originally operated as a public service by the *Régie des Télégraphes et des Téléphones – Regie van Telegrafie en Telefonie*. The RTT, established in 1930, was commissioned to supply telegraphy and telephony services in Belgium and was managed and controlled by a Belgian Government minister. Pursuant to the 1991 Law, which provided, among other things, a legal framework for liberalizing the telecommunications sector in Belgium, a separate Belgian communications regulatory authority was established and the RTT was reorganized as an autonomous public-sector enterprise called "Belgacom".

The Company entered into a five-year management contract (the "Management Contract") with the Belgian State in 1992, setting forth the terms and conditions governing Belgacom's provision of public telecommunications services. The Management Contract, which is still in effect, was renewed in 1998, but with a more limited scope than the original agreement. The current Management Contract requires the provision of limited services for civil defense and the provision of Internet access channels to schools, public libraries and hospitals. See "Regulation — Public Service — Missions of General Interest" and "Regulation — Status as an Autonomous Public-Sector Enterprise".

In December 1994, the Company was transformed into a limited liability company under public law. In March 1996, the Belgian State sold 50% less one ordinary share of the Company to ADSB. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions".

Belgacom launched the Proximus GSM cellular network on 1 January 1994. Belgacom Mobile was established on 1 July 1994 by Belgacom (75%) and AirTouch Communications (which subsequently merged with Vodafone) (25%).

In the last quarter of 1996, the Company established Belgacom Téléport SA, which in 1998 took over the activities of Espadon Télécommunications SA, and the resulting merged company was renamed "Belgacom France". The Company exchanged its 100% shareholding in Belgacom France for a 10.8% interest in LDCom Networks in March 2002, which was subsequently reduced to 8.1% as of 31 December 2003 as a result of increases in the capital of LDCom Networks in which Belgacom did not participate.

In 1998, the Company and Tele Danmark (now TDC) created Ben Nederland, one of five mobile phone operators in The Netherlands. At the time of establishment, the Company owned 70.6% of Ben Nederland and Tele Danmark owned 29.4%. In October 2000, T-Mobile, a subsidiary of Deutsche Telekom AG ("Deutsche Telekom"), acquired 50% minus one share of Ben Nederland, which acquired a UMTS license for The Netherlands for €395 million in October 2000. Belgacom sold its remaining shareholding in Ben Nederland to a subsidiary of T-Mobile between November 2001 and September 2002 for a total of €972 million.

During 2000, the Infosources Group and Belgacom formed a new company, Infosources, in which Belgacom held a 74% interest, to operate ISP activities in France and Belgium. The Belgian ISP activities were operated through Belgacom Skynet. The Infosources Group sold its French ISP business to Tiscali in November 2001, and between November 2001 and July 2002, Belgacom acquired the remaining minority interests in Infosources in order to reacquire 100% of Skynet. Skynet is now the trademark for Belgacom's portal activities.

Competitive Strengths

Belgacom believes it has a number of competitive strengths that position it as the leading telecommunications company in Belgium, including:

Belgium is an attractive and advanced market for telecommunications services.

Belgium benefits from a high per capita gross domestic product and a highly developed telecommunications market, which generates strong demand for telecommunications services. The fixed-line telecommunications market has been liberalized since 1998. Belgium has one of the highest broadband penetration rates in Europe and the second highest ADSL penetration rate of households in Europe, at approximately 29% and 18%, respectively, as of 31 December 2003. Due to its central geographic position and having its capital as the headquarters for several European institutions, Belgium also has a large amount of international traffic compared with other Western European countries. As a result of its relatively flat topography, capital costs for telecommunications infrastructure are relatively lower in Belgium. In the Belgian mobile communications market, there are currently only two other providers with GSM licenses, Mobistar and BASE, which are also the only two other operators with UMTS licenses. In addition, pursuant to Belgian law, mobile operators are permitted to subsidize the purchase of handsets only in limited circumstances.

Belgacom is the leader in fixed-line communications services in Belgium with strong brand recognition.

Belgacom is the leading provider of fixed-line communications services in Belgium. As of 31 December 2003, Belgacom had the largest fixed-line customer base in Belgium, with approximately 5.2 million fixed-line access channels. Belgacom has one of the best-known brand names in Belgium, which Belgacom believes, combined with its long established customer relationships, provides it with a strong platform from which to offer new products and services. In addition, Belgacom has the largest distribution reach of the telecommunications operators in Belgium, with its own shops, dealer network, account managers, call centers and website.

Belgacom Mobile is the leader in mobile communications in Belgium and benefits from its strategic relationship with Vodafone, its 25% shareholder.

Belgacom Mobile is the leading mobile telecommunications provider in Belgium. Belgacom Mobile's network covers over 99% of the Belgian population and it believes it is ahead of its competitors in Belgium in

terms of market share, ARPU and percentage of active customers. As of 31 December 2003, Belgacom Mobile had approximately 4.2 million active customers and a market share of approximately 54%, based on active customers. Belgacom Mobile had an average blended ARPU of €40.3 per month for the year ended 31 December 2003, which Belgacom believes, based on publicly available data, was one of the highest ARPUs among European mobile operators for that year. Belgacom Mobile's 25% shareholder, Vodafone, was one of the world's largest mobile communications companies as of 31 December 2003 (as measured by proportionate subscribers). Belgacom Mobile has recently entered into an agreement with Vodafone covering areas such as the development of new products and services, as well as their cooperation in the development of operational synergies in procurement, including IT and technology, and the sharing of best practices. In addition, Proximus and Pay&Go are among the best-known mobile brand names in Belgium, which Belgacom believes provides Belgacom Mobile with a strong platform from which to offer new products and services. Belgacom Mobile's EBITDA margin was 51% in 2003.

Belgacom is the leading provider of DSL services in Belgium.

Belgacom was one of the first telecommunications operators in Europe to offer ADSL services and has the highest ADSL coverage rate in Europe, reaching 98% of the population in Belgium as of 31 December 2003. Belgacom had a market share of approximately 62% of the broadband market as of 31 December 2003, based on number of subscribers (including ADSL and cable), including its retail, wholesale ADSL offerings and BROBA, with wholesale ADSL and BROBA accounting for approximately 9% of the total broadband market. Belgacom is the leading ISP in Belgium, with approximately 1,000,000 retail subscribers and a retail market share of approximately 54% based on total Internet subscribers as of 31 December 2003.

Belgacom has the most extensive and technologically advanced network infrastructure in Belgium.

Belgacom has the most extensive fixed-line telecommunications network infrastructure in Belgium, covering almost 100% of the country. The Group's transport network and switching technology are entirely digital. To handle the recent substantial increase in data traffic, Belgacom has introduced Dense Wavelength Division Multiplexing ("DWDM"), which multiplies laser signals on the same fiber, and the new generation of Synchronous Digital Hierarchy ("SDH") transmission systems. Belgacom Mobile's dual band mobile network covers over 99% of the population of Belgium, offering a high quality of service and network availability in the country. In addition, Belgacom's extensive network makes it the principal provider of wholesale services to other national and international licensed operators in Belgium. In addition, Belgacom has plans to deploy gradually fiber across the country's most populated regions through the Broadway project. See "— Fixed Line Services — Residential Market — Broadband Internet Access — Broadway".

Belgacom continues to transform its business into a competitive, customer-driven enterprise focused on the Belgian market and has demonstrated its ability to manage change.

In anticipation of market liberalization, Belgacom began to transform its business from a state-owned monopoly to a competitive enterprise in 1995, with plans for personnel reductions in excess of 10,000 employees between 1997 and 2005. As of 31 December 2003, 9,654 employees had left Belgacom and 8,744 were involved in skill redeployment programs (BeST and PTS). In addition, 268 employees left the Company on 1 January 2004 and an additional 524 are scheduled to leave before February 2006 as part of the BeST program. Belgacom has also implemented cost reductions through organizational restructuring and various initiatives in its IT and operations. In addition, Belgacom has implemented a customer-focused, market-driven organizational structure by establishing business units designed to enhance its ability to meet its customers' demands. Belgacom has established the Belgacom Management Committee, which has eight members and has representatives from each of the Group's business units. Belgacom believes that it has created a more efficient decision-making process by reducing the most senior level of management from 23 persons to eight. In April 2003, Belgacom introduced its "SURF" program, which is designed to improve customers' experience and increase the value of the Belgacom brand through a number of initiatives. Through these measures, Belgacom has demonstrated its ability to bring about and manage changes to its organization and increase its flexibility.

Belgacom has focused on cash flow generation and takes a disciplined approach to the use of its capital resources.

Belgacom believes that its disciplined approach to liquidity management and the use of its capital resources are reflected in its strong balance sheet. Belgacom had net cash of €562 million as of 31 December 2003, and its long-term corporate debt is rated AA- by Standard & Poor's and Aa3 by Moody's Investors Services. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations — Capitalization". Belgacom has historically maintained capital expenditure as a percentage of revenue at a low level in comparison with the average for Western European telecommunications companies, partly as a result of Belgium's topography and population density and partly as a result of Belgacom's relatively higher revenues due to its market share compared to other fixed-line operators in Belgium. Belgacom has historically generated strong cash flows and has recently initiated cost-saving initiatives to improve its operating margins. At the same time, while maintaining a prudent acquisition policy, Belgacom has invested in growth opportunities and enhanced the Group's network capabilities. Finally, Belgacom has increased its focus on the Belgian market and has sold a number of its international investments, including its shareholding in Ben Nederland, its mobile communications venture in The Netherlands.

Strategy

Belgacom's strategy is to focus on the core business areas where it has competitive advantages. In particular, it intends to retain its position as the preferred provider of telecommunications services in Belgium while maintaining profitability.

Belgacom's principal strategic objectives are to:

- Maintain its profitable market leadership in fixed-line and mobile communications services by:
  - offering segmented, customer-driven products and services;
  - building on its brands and the quality of its services to improve customer satisfaction and perception;
  - developing new value-added services made possible by advances in fixed and mobile broadband technologies; and
  - focusing on customer loyalty through customer care and quality and continued development of initiatives focused on lost customers.
- Achieve operational excellence by:
  - continuing to reduce its operating costs and to deploy its capital resources efficiently;
  - focusing on international industry benchmarking to promote "best in class" culture; and
  - continuing to simplify decision-making processes and to streamline administrative and support functions.
- Invest in profitable growth opportunities, including:
  - expanding its leading position in broadband by continuing to increase the number of ADSL subscribers and increase revenues through the introduction of new broadband services and by the gradual deployment of fiber optic cables in major cities in Belgium;
  - increasing its mobile revenues through the introduction of new data products and services;
  - focusing on profitable investment opportunities in segments where the Company believes external growth is necessary; and
  - remaining competitive in the international wholesale market by capitalizing on consolidation opportunities.

Fixed Line Services

Overview

Belgacom is the leading provider of fixed-line services in Belgium. Belgacom provides voice, Internet and data communications services to residential and business customers, as well as wholesale services to carriers and service providers in the Belgian market. In order to better meet customer needs and respond efficiently to market demands, Belgacom has organized its Fixed Line Services segment into three separate business units: Residential, Business and Domestic Wholesale.

The principal services Belgacom provides are:

- *Residential.* Belgacom provides traditional analog voice telephony service (PSTN access), digital fixed telephony service (ISDN access) and value-added services, such as call line identification presentation ("CLIP") and call forwarding, to residential customers (including small businesses, typically with five or fewer employees) throughout Belgium. Belgacom also provides narrowband Internet access (over PSTN and ISDN lines) and broadband Internet access (over high-speed ADSL) to residential customers, and offers content and web-based applications through its Skynet portal. As of 31 December 2003, Belgacom had approximately 3,285,000 PSTN, 379,000 ISDN and 589,000 ADSL access channels in the residential market in Belgium.
- *Business.* Belgacom provides PSTN, ISDN and ADSL services, as well as Internet services and value-added services, to businesses in Belgium, including public-sector entities. Belgacom also provides data access and connectivity services to its business customers, including leased lines and a range of data connectivity services under its Belgacom Interconnection of Local Area Networks ("BiLAN") brand. As of 31 December 2003, Belgacom had approximately 280,000 PSTN, 605,000 ISDN and 81,000 ADSL access channels and provided approximately 36,000 leased lines to business customers in Belgium.
- *Domestic Wholesale.* Belgacom provides regulated access services (including interconnection services, capacity and infrastructure services) and commercial wholesale services (including capacity, leased lines, ADSL data connectivity and value-added services). As of 31 December 2003, Belgacom provided these services to 93 carriers and service providers in the Belgian market.

For the year ended 31 December 2003, Belgacom generated revenue of €3,108 million (including non-recurring items) from its Fixed Line Services segment. The table below sets forth the principal components of Belgacom's Fixed Line Services revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Residential[1]	1,650	48.2	1,629	49.4	1,628	52.4
Business[1]	867	25.3	842	25.5	830	26.7
Domestic wholesale	351	10.3	332	10.0	310	10.0
Other[2]	554	16.2	498	15.1	340	10.9
Total revenue[3]	3,422	100.0	3,300	100.0	3,108	100.0

(1) Includes voice, Internet and data revenue.

(2) Includes revenue from, among others, International Data and Satellite Solutions, Skynet, Expercom, WIN SA and other Fixed Line Services revenue.

(3) Prior to intersegment eliminations.

Market Position

Following liberalization in 1998, increased competition in the Belgian market for fixed network telecommunications has resulted in a reduction in Belgacom's market share of fixed-line services. Despite increased competition for voice access and traffic, Belgacom has maintained a large share of the residential fixed-line market, primarily through its service quality, marketing initiatives and promotions. Belgacom had a market share, based on revenues, of approximately 81% and 76% of the Belgian fixed-line services market, as of 31 December 2001 and 2002, respectively.

Residential Internet penetration in Belgium was approximately 36% in terms of households as of 31 December 2003 and has grown over recent years. Belgacom has increased its market share in the residential market to over 50% (based on number of connections) as a result of publicity campaigns, including its provision of free narrowband Internet access services, and its provision of ADSL services.

Belgium has one of the highest broadband penetration rates in terms of household penetration in Europe (approximately 29% as of 31 December 2003), with ADSL being the leading broadband technology in Belgium. See "The Belgian Telecommunications Market". Through its ADSL offering, Belgacom is a market leader in broadband services in Belgium. Belgacom's retail market share of the Belgian broadband market (including business and residential customers) increased from approximately 42% as of 31 December 2001 to

approximately 53% as of 31 December 2003, based on the number of connections, excluding wholesale ADSL services.

The following table sets out the number of Belgacom's ADSL lines and its share of total ADSL lines and broadband lines in the retail market as of the dates indicated.

	As of 31 December		
	2001	2002	2003
ADSL retail lines (*thousands*)	183	432	670
ADSL retail market share based on total ADSL lines	79.5%	83.4%	85.5%
ADSL retail market share based on total broadband lines(1)	42.1%	50.2%	53.1%

(1) Based on total broadband market, including cable operators.

Belgacom was one of the first operators in Belgium to offer a wide range of data connectivity services to business customers. Belgacom offers data services under its BiLAN services brand, the leading brand in Belgium in data connectivity services. Belgacom had an estimated market share of approximately 72% of data connectivity services as of 31 December 2003, based on revenue. Belgacom has the largest operational capacity, the most extensive network coverage and the largest installed base of corporate data products and services in Belgium.

Belgacom is the leader in the provision of domestic wholesale telecommunications in Belgium. Belgacom estimates that its share of domestic wholesale telecommunications revenue in Belgium was approximately 70% as of 31 December 2003.

Strategy

Belgacom is determined to retain its position as the preferred provider of fixed-line telecommunications services in Belgium. To achieve that objective and respond to increased competition in the Belgian market, Belgacom intends to:

- *Maintain its leadership position through continued focus on the customer.* A critical competitive factor for Belgacom is its ability to maintain customer loyalty, and Belgacom has, therefore, made customer satisfaction a primary objective. Belgacom seeks to adapt further its service and product offerings to its customers' needs in order to become a more customer-driven organization. Belgacom intends to better respond to customer needs by targeted communications and offers to specific customer segments. In April 2003, Belgacom launched its SURF program, which aims to improve its customers' experience and to increase the value of the Belgacom brand through a number of initiatives, including a new brand identity, renewed brand attributes (Simple, Uplifting, Reliable, Fresh), simplified customer-facing procedures and new internal values and methods to better align brand attributes and employee behavior with the needs of customers. Belgacom is also focusing on improving price perception of core products in order to increase customer trust.

- *Protect voice and access revenues.* Belgacom seeks to optimize its retail fixed-line voice revenues through increased efforts focused on customer loyalty (including customer care and quality of service) and initiatives focused on lost customers. The Company seeks to achieve this through differentiated offerings that meet customer needs and by improving price perception. The Company also aims to offer innovative value-added products and services and will adopt effective sales channel management.

- *Expand its leadership position in broadband services.* Belgacom is a leader in the provision of broadband services in Belgium and intends to continue to increase the number of its broadband customers and to increase revenues through the launch of new services using existing ADSL infrastructure. Belgacom believes that future broadband services will require greater bandwidth, and, in order to provide higher bandwidth and improved value-added services to its customers, Belgacom has started the Broadway program to upgrade its network through a gradual deployment of fiber optic cable. Belgacom plans to deploy fiber up to the street cabinets ("fiber to the curb") in major cities in Belgium and Belgacom is currently investigating the deployment of VDSL technology, which would allow it to offer bandwidths of up to 5 Mbps upstream and 15 Mbps downstream. Through the Broadway initiative, Belgacom intends to further improve its ability to offer to its customers existing and new broadband services, including faster Internet access, interactive digital television and video telephony to residential customers, and faster xDSL connectivity and total office solutions (such as ASP services, e-learning, security services and web conferencing) for business customers. Belgacom intends to make the

investments to upgrade its network in a series of gradual, scalable steps, which it believes will allow it to modify the nature of the deployment of the upgrade to adapt to changes in the market.

- *Increase data revenues.* Belgacom intends to remain the leading provider of fixed-line data access and connectivity in Belgium. Belgacom estimates its share of Belgian data connectivity revenues was approximately 72% as of 31 December 2003 due to its successful BiLAN product range, including IPVPN. In order to become a leading participant in network and system integration in Belgium, maintain data access and connectivity revenues and increase data services revenues, Belgacom is developing packages of services targeted at small and medium-sized enterprises ("SMEs") and seeks to promote synergies between IT and communications businesses. Belgacom believes that the increasing need for data connectivity and services in Belgium presents an additional market opportunity for Belgacom.

- *Continue to reduce operating costs and manage capital resources efficiently to achieve operational efficiency.* Belgacom is introducing programs to optimize the use of its existing workforce, increase productivity and align the interests of its management and employees more closely with those of shareholders through performance-based compensation. See "Management and Employees — Compensation of Directors and Executive Officers". Belgacom is looking for additional opportunities for Group synergies both to increase revenues and reduce costs. Through its HORIZON program, which the Group began to implement in 2003 and expects to continue implementing in future years, Belgacom aims to improve free cash flow generation through a reduction in operating expenditures and an increase in revenues. In addition, through HORIZON the Group is seeking to improve the utilization of capital expenditures by tightening its investment criteria and by improving its performance tracking of invested capital. Belgacom also expects to achieve cost reductions through staff reductions (pursuant to its BeST program), the implementation of cost reduction initiatives in its IT and operations through its HORIZON program and the pursuit of synergies with other Group segments. Belgacom's BeST program, launched in 2002, includes a planned staff reduction of approximately 4,000 employees between 2002 and 2005. As of 31 December 2003, 3,354 employees had left Belgacom and 2,144 employees were involved in skill redeployment programs as part of the BeST program. In addition, 268 employees left the Company on 1 January 2004 and an additional 524 employees are scheduled to leave before February 2006 as part of the BeST program. Finally, Belgacom believes it currently is not necessary to expand its existing PSTN/ISDN network and expects only to maintain it, allowing it to stabilize its operational costs.

Residential Market

Belgacom is the leading provider of telecommunications services to residential customers in Belgium. As of 31 December 2003, Belgacom provided services to approximately 2,750,000 households and approximately 400,000 small businesses (typically with five or fewer employees) in Belgium. Residential customers generated approximately 52% of Belgacom's Fixed Line Services revenue in 2003.

The following table sets out the breakdown of Belgacom's Fixed Line Services revenue from its residential customers for the periods indicated.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Voice:			
Access	755	737	738
Traffic	725	662	601
Total voice	1,480	1,399	1,339
Internet:			
Narrowband	113	91	65
Broadband	53	135	221
Total Internet	166	226	286
Data	4	4	3
Other[1]	210	143	148
Total revenue	1,860	1,772	1,776

(1) Includes revenue from International Data and Satellite Solutions, Skynet and Expercom and other Company retail revenue.

The table below sets forth the number of Belgacom's PSTN, ISDN and ADSL access channels in the residential market in Belgium as of the dates indicated, with a PSTN line counting as one channel, an ISDN basic line counting as two channels and an ISDN primary line counting as 30 channels. An ADSL line counts as one channel.

	As of 31 December		
	2001	2002	2003
	(thousands)		
PSTN	3,382	3,361	3,285
ISDN basic access	409	384	378
ISDN primary access	2	2	1
ADSL	165	383	589
Total number of access channels	3,958	4,130	4,253

The number of Belgacom's PSTN and ISDN access channels in the residential market grew until 1999, after which it began to decline as a result of mobile substitution and competition from other fixed-line and cable operators, regulatory changes aimed at increasing competition, including unbundling of the local loop, the development of ADSL services and churn from customers resulting from measures such as number portability. Despite these pressures, Belgacom's Residential unit has been able to increase the total number of access channels over the three years ending 31 December 2003 without decreasing PSTN and ISDN access fees through increased customer focus, promotions, including free installation of PSTN lines for residential customers and the introduction of ADSL services.

Voice Access

Belgacom provides voice access to its residential customers through PSTN and ISDN lines.

PSTN. Belgacom's PSTN access service provides a single copper wire access channel connecting customer premises to Belgacom's analog network for basic telephony and dial-up narrowband Internet services. Under the universal service obligation of its fixed telephony license, Belgacom is required to make analog services accessible at an affordable price to all households and enterprises in Belgium.

ISDN. Belgacom's ISDN access service provides a single copper wire access channel capable of being used for a number of purposes simultaneously, including voice, data and facsimile transmission. ISDN also provides a higher quality connection with faster transmission of signals and higher bandwidth capacity than PSTN.

Voice Traffic

The table below sets forth Belgacom's telephony traffic volume in the residential market for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(millions of minutes)		
National voice traffic	8,685	7,584	6,490
International voice traffic[1]	511	504	459
Fixed-to-mobile traffic	1,010	1,003	965
Total traffic	10,206	9,092	7,914

(1) Excludes phone cards.

Prior to 1998, Belgacom was the sole provider of fixed domestic voice telephony services in Belgium. With voice telephony liberalization in 1998, new market entrants began offering competing services, resulting in increasing pressure on volumes and prices in Belgacom's markets. In addition to increased competition, Fixed Line Services volumes are declining due to mobile, e-mail and SMS substitution. Belgacom has sought to limit both volume and market share erosion by increasing customer focus and care and by developing differentiated pricing and marketing initiatives.

Voice Telephony Services

Belgacom's principal service in the residential voice telephony market in Belgium is voice telephony services over PSTN and ISDN access channels. In addition to these telephony services, Belgacom offers a broad range of value-added and other services to residential customers.

Value-Added Services. Belgacom's range of value-added services for its residential customers includes CLIP, as well as services such as call forwarding, second call signaling, three-party calling, voicemail, Connected Name Identification Presentation ("CNIP"), fixed destination calling (allowing users to direct a call to a pre-programmed destination), ringback and video telephony. Direct revenues (excluding revenues from call completion and call forwarding) from value-added services in the residential market grew 33% over the last three years, from €27.5 million in 2001 to €36.6 million in 2003. Belgacom seeks to sustain growth in revenue from value-added services by launching innovative products, such as the ability to send and receive SMS messages on a fixed-line, which it launched on a limited basis at the end of 2002 and the introduction of cordless phones that enable customers to access contact details via a fixed-line telephone.

Directory Information Services. Belgacom's Directory Information Services provides directory assistance service in Belgium. Its directory assistance service handled approximately 42.7 million calls in 2003, in Dutch, French, German and English, and generated revenue of €57.5 million, €56.1 million and €54.4 million for the years ended 31 December 2001, 2002 and 2003, respectively. This service is reachable 24 hours a day from any fixed or mobile network in Belgium. Directory Information Services is also responsible for the management of Belgacom's telephone number database, which includes listings of Belgacom customers and customers of other providers of telecommunications services in Belgium. Directory Information Services provides customized listings to external customers, such as directory publishers and listings brokers.

Belgacom Directory Services. In June 1998, Belgacom's subsidiary Belgacom Directory Services entered into a commercial agreement with Promedia, a subsidiary of the international publishing and information group VNU, whereby Belgacom Directory Services receives 25% of Promedia's operating profit each year. Promedia publishes residential directories (white pages) and commercial directories (yellow pages) of fixed-line and mobile telephone numbers in Belgium. Pursuant to the commercial agreement, the Company received €23.6 million, €24.9 million and €26.6 million in 2001, 2002 and 2003, respectively. The agreement may be terminated in certain circumstances, including in the event of a change of control of Belgacom, as defined in the agreement.

Payphones. Belgacom is required to provide public payphones throughout Belgium as part of the universal service obligation in its fixed-line operating license. Belgacom provides enhanced services through its payphones, such as recharging of cash cards. The use of payphones has declined in recent years as a result of the increased use of mobile phones. As of 31 December 2003, Belgacom had 14,785 public payphones throughout Belgium, a 5% reduction from 31 December 2002. Payphones generated revenue of €16.1 million in 2003.

Expercom. Expercom, a wholly owned subsidiary of Belgacom, markets and sells pre-paid telephone cards. Expercom offers inexpensive long distance telephony services through its XL-Call brand. The cards are distributed through 6,500 retail outlets in Belgium and are also sold electronically in Belgium through XL-Call e-shops. In 2003, Expercom sold approximately 4.2 million cards, generating revenue of €15.2 million.

Narrowband Internet Access

Belgacom currently offers customers narrowband Internet access through its PSTN and ISDN lines. Belgacom's PSTN lines and ISDN basic lines provide maximum download speeds of 56 Kbps and 128 Kbps, respectively, while ISDN primary lines can provide download speeds of up to 2 Mbps.

The table below sets forth the number of Belgacom's free and paying narrowband Internet subscribers and Belgacom's market share in the residential market as of the dates indicated.

	As of 31 December		
	2001	2002	2003
	(thousands, except market share)		
Free users[1]	338	319	281
Paying users	83	61	46
Total narrowband subscribers	421	380	326
Market share (total residential users)[2]	47.5%	49.6%	55.7%

(1) Free users are not charged subscription fees for narrowband Internet access but are charged connection fees.

(2) Market share based on total active narrowband users (free and paying). Source: ISPA.

Recently, there has been a shift in demand from narrowband Internet access to broadband Internet access due to higher transmission speed, the convenience of subscribing to ADSL services, competition from cable providers and flat rate tariffs. As a result, revenues from Belgacom's narrowband Internet services in the residential market have decreased from €90.9 million in 2002 to €65.4 million in 2003. Belgacom offers basic narrowband access free of charge to compete with other free access providers and provides additional services to paying users. Both "free" and paying users are charged for minutes of use of the telephony services. For the three years ended 31 December 2001, 2002 and 2003, Belgacom had approximately 6.7 million, 4.7 million and 3.2 million, respectively, minutes of narrowband traffic (which included an insignificant amount of narrowband traffic of business customers). Despite the continuing decline in traffic and the competition from carrier selection code and carrier pre-selection code service providers, Belgacom has to date maintained a significant share of the Belgian residential market.

Broadband Internet Access

Belgacom currently provides broadband Internet access through ADSL. Extensive ADSL and cable coverage in Belgium has resulted in Belgium having one of the highest broadband penetration rates in Europe and one of the highest broadband penetration rates in the world. See "The Belgian Telecommunications Market". Belgacom began offering broadband services through ADSL in 1999, and its services were available to 98% of the Belgian population by the end of 2003. Belgacom was the market leader in the provision of broadband services in Belgium, with a market share of approximately 53% based on number of subscribers (not including wholesale ADSL services) as of 31 December 2003.

Belgacom's ADSL offerings to residential customers can be tailored to customers' needs, with options on downstream speed and security services. Belgacom has two ADSL offerings for the residential market: ADSL Skynet Go and ADSL Skynet Plus. Both provide a maximum downstream speed of up to 3 Mbps. ADSL Skynet Go can link one computer to the Internet and has a maximum upstream speed of 128 Kbps. ADSL Skynet Plus can link up to four computers to the Internet and has a maximum upstream speed of 192 Kbps.

ADSL competes with cable broadband services in Belgium, which has one of the highest cable penetration rates in the world, with approximately 93% of households subscribing to at least basic cable services as of 31 December 2003. By comparison, as of 31 July 2003, approximately 74% of Belgian households subscribed to fixed-line services. As of 31 December 2003, 18% of Belgian households subscribed to ADSL services through fixed-line networks and cable Internet penetration in Belgium was approximately 11% of total households. See "The Belgian Telecommunications Market".

Broadway. Belgacom is a leader in the provision of broadband services in Belgium and believes that the evolution of new broadband services will require greater bandwidth in the future. In order to enhance its position in the provision of broadband services and to allow for the development of, and to increase revenue from, new value-added services, Belgacom has initiated a program to upgrade its network through the gradual deployment of fiber, which it calls its "Broadway" initiative. Belgacom plans to deploy fiber up to the street cabinets ("fiber to the curb") in major cities in Belgium. Belgacom also is investigating VDSL technology, which would allow it to offer bandwidth of up to 15 Mbps downstream to the customer and up to 5 Mbps upstream from the customer. As of 31 December 2003, Belgacom had made capital expenditure of approximately €32 million in connection with the Broadway project. Belgacom estimates that it will spend approximately €300 million over the next three years in connection with the Broadway project and currently plans to make investments to upgrade its network in

a series of gradual steps. Belgacom believes the Broadway initiative will further improve its ability to offer to its customers existing and new broadband services, including faster Internet access, interactive digital television, portal-based services to PCs, Internet communications tools (such as instant messaging) and video telephony, and to its business customers, including faster xDSL connectivity to provide spam and virus scanning, on-line back-up, e-learning services and Application Service Provider packages. Belgacom believes that its Broadway initiative will also help it to compete more effectively with the broadband offerings by Belgian cable operators. See "— Investment".

Skynet and Other Internet Services

To complement its Internet access offerings, Belgacom offers various Internet services to its residential customers, which are packaged with Belgacom's access services to form one-stop solutions for customers. These Internet services include:

- *web presence services*, including domain name, hosting, web-building and streaming services;
- *communications services*, including e-mail services;
- *broadband applications*, including content-on-demand and games services; and
- *security services*, including anti-virus, anti-spam, firewalls and content filtering.

Skynet. Through Belgacom Skynet, Belgacom offers a broad range of content services and solutions for e-marketing. Belgacom Skynet's portal had more than 2.7 million unique visitors in December 2003, resulting in more than 90 million page views that month, and was the second most visited website in Belgium (Source: Metriweb). The Company seeks to partner with established market leaders, such as Google, eBay and Match.com. Skynet is the leading opt-in (permission-based) e-mail marketing company in Belgium. Its JustForYou program counted over 370,000 opt-in members at the end of 2003.

Wi-Fi

In June 2003, Belgacom launched its Fast Internet via Wireless LAN, also known as "Wi-Fi". Belgacom's Wi-Fi "hotspots" allow customers to access the Internet via a laptop or PDA at specific access points, such as hotels and conference centers. As of 31 December 2003, there were over 228 Belgacom hotspots in Belgium. Users access the Internet from these hotspots via a pre-paid card, which is valid for one year. Since September 2003, users can obtain Internet access from a hotspot with an ADSL subscription package (using a personal log-in name and password). Proximus also operates its own, separate hot spots. Currently, it is not possible to roam between a Belgacom hotspot and a mobile network, and Belgacom hotspot pre-paid cards cannot be used to access the Internet in Proximus hotspots. See "— Mobile Communications Services — Product and Services — Data Services".

Customer Service and Marketing

As of 31 December 2003, Belgacom marketed services to residential customers through 96 Belgacom Teleshops and indirect sales channels, which include 80 retail outlets and 800 points of sales through distributors, including large retailers such as Carrefour and MediaMarkt. Belgacom also has eight customer care centers, which handle an average of 17,700 calls daily on weekdays, covering product information and guidance, billing inquiries, complaints and sales, and three call centers with dedicated sales forces that focus on winning back lost customers. Belgacom also has an e-channel (e-ordering), offering certain products through the Internet.

Business Market

Belgacom is the leading provider of telecommunications services to business customers in Belgium. As of 31 December 2003, Belgacom had approximately 51,330 business customers in Belgium (excluding small businesses, typically with five employees or fewer, which are included in Belgacom's residential customer unit). Business customers generated approximately 27% of Fixed Line Services revenue in 2003.

The following table sets out the breakdown of Belgacom's Fixed Line Services revenue from its business customers for the periods indicated.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Voice:			
Access	237	227	220
Traffic	379	327	307
Total voice	616	554	527
Internet	54	78	89
Data	196	210	214
Other[1]	129	114	105
Total revenue	995	956	935

(1) Includes revenue from International Data and Satellite Solutions, WIN SA, Digital Age Design SA/NV ("DAD") and Certipost and other Company retail revenue.

Belgacom offers PSTN, ISDN and ADSL access channels to its business customers. The table below sets forth the number of Belgacom's PSTN, ISDN and ADSL access channels in the business market in Belgium as of the dates indicated.

	As of 31 December		
	2001	2002	2003
	(thousands)		
PSTN[1]	322	306	280
ISDN basic access[2]	438	442	442
ISDN primary access[3]	153	161	163
ADSL[4]	18	49	81
Total number of access channels	931	958	966

(1) One channel.
(2) Basic access: ISDN access with two channels.
(3) Primary access: ISDN access with 30 channels.
(4) One channel.

As in the residential market, the number of Belgacom's PSTN and ISDN access channels in the business market has been decreasing since 1999 as a result of regulatory changes aimed at increasing competition, the emergence of direct access competitors and a decline in economic conditions generally, resulting in consolidation among Belgacom's customers and a reduction in spending by business customers. Belgacom has sought to limit the decrease in number of PSTN and ISDN access channels and increase the total number of access channels through quality of service, marketing efforts, including free conversion of PSTN to ISDN access channels and the provision of ADSL services. The number of Belgacom's ADSL access channels has increased since 2001, which has offset the decrease in PSTN and ISDN access channels and has led to an overall increase in the total number of Belgacom's access channels since 2001. Approximately 71% of its business customers subscribed to an ISDN line as of 31 December 2003.

Voice Traffic

The table below sets forth Belgacom's telephony traffic volume in the business market in Belgium over the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(millions of minutes)		
National voice traffic	3,297	2,922	2,612
International voice traffic	419	422	450
Fixed-to-mobile traffic	464	472	504
Total traffic	4,180	3,816	3,567

As in the residential market, business voice traffic is declining due to increased competition and mobile, e-mail and SMS substitution. In addition, for multi-site companies already possessing a data network, traffic between the different sites is being substituted by VoIP. Belgacom has sought to limit the decline in volumes and stabilize its market share through the development of differentiated pricing, as well as marketing initiatives aimed at customer needs and requirements.

Value-Added Services

Belgacom offers a range of value-added services to its business customers in addition to the value-added services available to its residential customers. See "— Residential Market — Voice Telephony Services — Value-Added Services". These services include freefone numbers (0800) and paying numbers at standard rates (078) and at premium rates (090, 077 and 070).

Broadband Internet Access

Belgacom offers broadband Internet access over ADSL to its business customers. As of 31 December 2001, 2002 and 2003, respectively, Belgacom had approximately 18,000, 49,000 and 81,000 ADSL subscriptions from business customers. Belgacom's ADSL offerings for its business customers (ADSL Skynet Pro Compact, ADSL Skynet Pro, ADSL Skynet Office and ADSL Skynet Premium) are tailored to customer needs, and include options on upstream bandwidth, the number of PCs that can be connected, downstream bandwidth (with the option to purchase additional capacity) and the provision of a dynamic or static IP-addresses. Belgacom's residential ADSL offers are also available to its business customers. See "— Residential Market — Broadband Internet Access".

In April 2002, Belgacom was the first incumbent fixed-line operator in Europe to launch Symmetric Digital Subscriber Line ("SDSL") based products, which provide upstream bandwidth of up to 2 Mbps. Belgacom offers its business customers three types of SDSL services: Fast Internet access, Lan2Lan connectivity access and BiLAN access. Due to the substantial difference in available upstream versus downstream speeds offered by ADSL, ADSL does not always address the requirements of business customers. Through these new SDSL services, Belgacom seeks to increase penetration into the SME market segment with low-cost SDSL services responding to customer needs. Through SDSL, Belgacom also seeks to manage the substitution of digital leased line services and to promote the migration from analog leased lines to SDSL services.

Internet Services

To complement Belgacom's Internet access and connectivity services for its business customers, Belgacom offers various Internet services, including:

- *web presence services*, including domain name, hosting, web-building and streaming services;
- *Application Service Provider ("ASP") services*, including integrated Internet services to government institutions (*e.g.*, Publilink) and large companies;
- *video-conferencing services*, currently primarily based on ISDN access, but Belgacom plans to migrate these services to IP networks in the future;
- *communications services*, including e-mail services, outsourced e-mail services, Internet to fax services and X400;
- *broadband applications*, including e-learning; and
- *security services*, including anti-virus, anti-spam, firewalls, content filtering and the reselling of Certipost products (*e.g.*, public key infrastructure and secure mail).

Skynet and Other Internet Businesses

In addition to its Skynet portal targeted at the residential market, Belgacom operates a Skynet portal targeted at the business market, offering tailored information, tools and services to business customers. Belgacom has a number of other Internet-related businesses offering services to business customers, including DAD, WIN SA and Certipost. Through DAD, which is 85% owned by Belgacom, Belgacom manages complex Internet projects for business customers in Belgium, as well as other European countries. WIN SA, a wholly owned subsidiary of Belgacom, is a telecommunications operator active in the southern portion of Belgium that offers advanced data solutions (Internet, housing, IPVPN and e-applications) for business customers. Certipost, Belgacom's joint

venture with The Belgian Post, offers secured electronic communications services to consumers, companies and public authorities.

Wi-Fi

In June 2003, Belgacom launched Fast Internet via Wireless LAN for both residential and business users. From Belgacom hotspots, business users can, in certain cases, set up a secure connection to their company's network, depending on the protocol used and the company's application. See "— Residential Market — Wi-Fi".

Data Access

Belgacom's leased line portfolio, which includes three standards of analog leased lines with transmission speeds of up to 33.6 Kbps, as well as digital leased lines with transmission speeds ranging from 64 Kbps to 140 Mbps, provides Belgacom's business customers with high quality services for data transfer. Belgacom has been upgrading its analog leased lines to digital leased lines, which offer higher bandwidth and improved Service Level Agreements ("SLAs") compared to analog lines. As of 31 December 2001, 2002 and 2003, Belgacom had 48,198, 42,579 and 36,173 leased lines, respectively. Recently, many of Belgacom's customers have shifted from using lower rate leased lines solutions to xDSL solutions, primarily because xDSL solutions are less expensive than comparable leased line solutions. An xDSL connection has a lower bandwidth guarantee than a leased line connection with the same data speed, although the maximum bandwidth is the same for both. An xDSL solution with the same upstream and downstream bandwidth guarantee provides service comparable to a leased line. The increase in the bandwidth needs of Belgacom's customers has also led to a migration from lower rate leased lines (*e.g.*, 64 Kbps and 2 Mbps) to higher bandwidth leased lines (*e.g.*, 34 Mbps and 140 Mbps). Belgacom has experienced considerable growth in the very high-speed segment with the successful introduction of Belgacom LAN Extension Solutions ("BLES").

Data Connectivity and Services

Belgacom offers a range of data connectivity services to business customers, under the brand BiLAN, as well as International Data and Satellite Solutions and NSI services.

BiLAN VPN and Managed Services. Belgacom is the only company in the Belgian market that offers both VPN connectivity and router-based managed services. As of 31 December 2003, over 80% of Belgacom's VPN connectivity customers subscribed to at least one of its BiLAN managed services. Belgacom's BiLAN connectivity services create VPNs between large and small business sites, remote offices and teleworkers. Belgacom offers a range of enterprise data site-to-site and user-to-site connectivity services. The backbones on which these VPNs reside are either Frame Relay/Asynchronous Transfer Mode ("FR/ATM") based or private IP based (using Multiprotocol Label Switching ("MPLS")). Each of these backbones is connected to the Internet through a secure gateway. The BiLAN VPN is marketed as an integrated service encompassing data access (leased lines, xDSL, GPRS, dial-up and ISDN D-Channel) and data backbone, as well as a range of value-added managed services. Belgacom is the leading provider of data connectivity services in Belgium, where it competes with major network integrators and other operators.

Belgacom's BiLAN managed services include:

- reporting services and SLAs;
- protection services, providing increased resiliency against failures;
- backup and disaster recovery services ("DRSs");
- traffic engineered classes of service, distinguishing real-time from best-effort traffic, allowing prioritization by type of traffic;
- GPRS services supporting mobile workforces; and
- security services, including anti-virus solutions, spam filtering, managed firewalls, encryption and authentication.

Access to the BiLAN VPN is offered through multiple data access technologies using a modular solutions approach, which can be tailored to the customer's requirements. As customers have been migrating to xDSL access technologies, Belgacom has developed a tiered range of xDSL BiLAN solutions. Belgacom targets the

self-employed and small business market sector with professional solutions and smaller remote locations with remote multi-site office solutions.

International Data and Satellite Solutions. Belgacom's International Data and Satellite Solutions portfolio is designed to meet its customers' international communication and data transfer needs. The portfolio consists of four primary product lines: International Private Leased Circuit ("IPLC"), Belgacom European Solutions, Belgacom World Solutions and Satellite Solutions. IPLC is a dedicated point-to-point international leased line service that enables customers to reach some international destinations for which there are no other alternatives. Belgacom's trans-European network serves as the platform for Belgacom European Solutions, which are designed to extend its customers' domestic network abroad by offering services such as extended leased lines and extended BiLAN. By working with international partners (currently Equant and AT&T), Belgacom World Solutions offers Belgacom's customers an integrated solution reaching over 220 countries and regions with the ability to choose from a wide range of data transfer products. Belgacom also offers high-quality satellite services, allowing permanent or occasional video, audio and data transfer that can be used to extend data networks to countries with insufficient terrestrial communications infrastructure or to provide TV and radio transmissions on an occasional or permanent basis.

Private Branch eXchange. Belgacom offers Private Branch eXchange ("PABX") services to customers ranging from SMEs to large companies. A PABX is a telephone exchange operated within an organization that is used for switching calls between internal lines and between internal and PSTN lines. Belgacom has a strong position in the low-end segment (up to 12 users) and is seeking to sustain growth in the mid-size segment (12 to 150 users). In order to target the large customer segment (more than 150 users), Belgacom created a separate unit at the end of 2002 for high-end PABX voice and data solutions.

Network and System Integration. Belgacom's NSI services include connectivity services and data-center managed WAN offerings, as well as integrated service offerings. There is a growing demand in Belgium for outsourcing of information and communications technology services, driven by a need for cost efficiency and an increasing focus by business customers on their core business. Belgacom launched its NSI services at the end of 2002 to complement its access and connectivity offerings and to ensure a closer connection between the IT and communications businesses. Belgacom's NSI unit is seeking to become a key operator in the Belgian information and communications technology market by delivering integrated network solutions to Belgacom's business customers. Belgacom plans to integrate its NSI unit's third-party products and services into Belgacom's service offerings to provide its customers with a complete range of services. Belgacom intends to enter the LAN arena with its NSI services using existing products and services, such as LAN switch, cabling, servers and storage, security and VPN web services.

Customer Service and Marketing

Through its Business unit, Belgacom provides tailor-made solutions to the various types of business customers who typically have more than five employees. Belgacom's business division is segmented in four major categories: SME customers (30,034), Large customers (14,204), Major customers and Foreign Offices (4,344) and Public and Healthcare customers (2,756). Belgacom further segments its business customer base to identify the high revenue contributors and areas for new potential revenues.

As of 31 December 2003, Belgacom's Business unit reached its business customers through 204 account managers, specialized by sub-segments and supported by a team of 97 product sales specialists and through Belgacom's indirect sales channels, which include 67 Value-Added Resellers, such as Computerland, Dolmen and Systemat. Belgacom also has formed alliances with, among others, Getronics, HP, IBM, Microsoft and Ubizen, and has 78 SME partners, including Ascom, Fonitel, Muxum and Specicom.

Belgacom provides support and service to its business customers 24 hours a day, seven days a week, by dedicated account administrators and has developed e-tools to offer additional customer support.

Domestic Wholesale Services

Belgacom is the leading provider of domestic wholesale telecommunication services in Belgium. Belgacom's Domestic Wholesale unit provides wholesale services in Belgium consisting of voice and data connectivity, capacity and infrastructure services. There are currently approximately 198 telecommunications operators and service providers, of which 93 are currently active customers of Belgacom. Belgacom's major wholesale customers include Belgacom Mobile, Mobistar, Telenet and MCI Belgium. Belgacom estimates that

its share of revenues from domestic wholesale services in Belgium, including access, leased lines and voice interconnection, was approximately 70% as of 31 December 2003. Belgacom's Domestic Wholesale unit generated revenue of €310 million in 2003 (including approximately €59 million in revenue from Belgacom Mobile) and accounted for approximately 10% of Fixed Line Services segment revenue in 2001, 2002 and 2003.

As an operator with significant market power, Belgacom is obligated to provide certain services to other operators and service providers on a non-discriminatory basis and at cost-oriented prices. In addition, a significant proportion of Belgacom's national wholesale portfolio consists of regulated services, directly subject to specific regulatory obligations. These obligations include submitting to an annual review by the BIPT all terms and conditions governing Belgacom's regulated services, including prices, service definition and quality of service. Regulated services accounted for 55% of Belgacom's Domestic Wholesale unit's revenues in 2003.

Belgacom is required by Belgian law to issue annual reference offers in connection with interconnection services, local loop unbundling and bitstream access. In the future, the BIPT will have the power to require the provision of additional regulated services in the areas where it finds that Belgacom continues to have significant market power. The new EU regulatory framework also foresees the phasing out of regulation in markets where no operator has significant market power. See "Regulation".

In addition to regulated products, Belgacom offers commercial wholesale products, primarily consisting of leased lines and wholesale DSL services, which accounted for 45% of its Domestic Wholesale unit's revenues in 2003. These products allow Belgacom to maximize its market coverage by using other operators and service providers as a sales channel for its services.

Products and Services

Belgacom's Domestic Wholesale products and services are divided into three main categories: connectivity (including voice and data), capacity (including commercial and regulated products) and infrastructure services. For the year ended 31 December 2003, regulated products and services accounted for 55% and commercial products and services accounted for 45% of Belgacom's Domestic Wholesale revenues.

Connectivity Services. Belgacom offers voice and data connectivity services to other operators and service providers, including the products and services described below.

Belgacom offers a full range of voice interconnection products and services to other operators, including the following, which are regulated (primarily through the approval and publication of reference offers):

- *Termination and transit.* Transport of voice calls originating outside Belgacom's network to destinations in Belgium.
- *Carrier (pre) select.* Routing of end-user calls to other operators, allowing the selected operator to directly service a call, even if the end user remains connected to Belgacom's network.

In addition, Belgacom provides access to the value-added services of other operators, including freefone and premium numbers, as well as number portability services, all of which are regulated.

Belgacom offers operators and service providers a range of data connectivity products, including the following products and services:

- *xDSL Wholesale.* Belgacom provides national operators and service providers connected at defined exchanges on its network with access to end users over xDSL. This service exists in both ADSL and SDSL variation.
- *Bitstream.* Belgacom provides operators and service providers with access using DSL technology to its network at the ATM level in over 50 defined exchanges. Belgacom provides all necessary DSL equipment and ATM transport up to the point of connection. Bitstream is a regulated service.

In addition, Belgacom provides IPVPN, IP Dial, Frame Relay (both national (BiLAN) and international (Extended BiLAN)), and ATM services.

Capacity Services. Belgacom offers capacity services to other operators and service providers, including regulated and commercial products.

The regulated capacity services Belgacom offers include Partial Leased Lines, allowing interconnected operators to establish leased lines between two end-user locations using Belgacom's infrastructure, Backhaul Leased Lines and Interconnect Links, linking co-location sites, points of interconnection and other operators' networks. These services allow other operators to extend their network coverage over the Belgacom network without having to build their own infrastructure.

Belgacom offers additional capacity services, which include leased lines and Optical Network Solutions. Belgacom offers three types of leased lines: analog, digital and Belgacom Cosmopolitan Solutions (digital leased lines delivered with high redundancy and quality of service). Belgacom also offers Optical Network Solutions, point-to-point connection services between customer sites via its network, providing high speed connectivity.

Infrastructure Services. Belgacom offers basic infrastructure services, including local loop services (raw copper and shared pair), as well as co-location and housing services, which are regulated.

Customers

Belgacom's top five customers generated approximately 59% of Belgacom's Domestic Wholesale unit revenue in 2003.

Belgacom segments its domestic wholesale customers into three categories:

Mobile Operators. These customers (including Belgacom Mobile) represented approximately 38% of Belgacom's total Domestic Wholesale unit revenue in 2003, with Belgacom Mobile representing 50% of revenue from mobile operators in 2003.

Fixed-line Operators. These customers represented approximately 46% of Belgacom's Domestic Wholesale unit revenue in 2003. These customers are also Belgacom's competitors as they provide wholesale services to each other and to other operators and service providers in Belgium. Belgacom's major fixed-line customers include Telenet, MCI Belgium, Versatel and Scarlet.

Service Providers. These customers represented approximately 16% of Belgacom's Domestic Wholesale unit revenue in 2003, but represented 19% of direct margin from Belgacom's Domestic Wholesale unit, as service providers rely more heavily on commercial wholesale products than regulated products. Belgacom's major service provider customers include Tiscali and Equant.

Many of Belgacom's wholesale customers pose significant credit risks due to the poor financial conditions in the telecommunications market. Accordingly, Belgacom imposes and maintains strict credit policies. Belgacom estimates that its bad debt exposure was 0.5% of its Domestic Wholesale unit's revenue as of 31 December 2003.

Pricing and Tariffs

Pricing of Belgacom's products and services is based on both fixed fees and volume charges. Since the liberalization of the Belgian telecommunications market in 1998, Belgacom has faced increased competition, which has put pressure on prices for its domestic fixed-line services. Belgacom has lowered its tariffs to comply with regulatory changes. See "Risk Factors" and "Regulation". The 1991 Law sets price caps for retail voice tariffs. During the three-year period ended 31 December 2003, Belgacom was able to introduce price increases in accordance with changes in the index of consumer prices (to compensate for inflation) while keeping its tariffs below the caps set by the BIPT.

The following table sets forth Belgacom's historical base rates (including value-added tax of 21%) in the fixed-line telephony market as of the dates indicated.

(Tariff per minute)	As of 31 December 2001 (€)	2002 (€)	2003 (€)
National calls:			
Domestic initiation fee[(1)]	0.0496	0.0500	0.0509
Domestic (peak)[(1)]	0.0496	0.0500	0.0509
Domestic (off-peak)[(1)]	0.0248	0.0250	0.0255
Fixed to Telenet (peak)[(2)]	0.0496	0.1101	0.1110
Fixed to Telenet (off-peak)[(2)]	0.0248	0.0500	0.0505
Fixed to Belgacom Mobile initiation fee	0.0991	0.0999	0.1100
Fixed to Belgacom Mobile (peak)	0.2491	0.2430	0.2130
Fixed to Belgacom Mobile (off-peak)	0.1612	0.1620	0.1381
Fixed to Belgacom Mobile (weekend)	0.1612	0.1160	0.1160
Fixed to BASE initiation fee	0.0991	0.1100	0.1100
Fixed to BASE (peak)	0.3222	0.2870	0.2870
Fixed to BASE (off-peak)	0.1612	0.1960	0.1960
Fixed to BASE (weekend)	0.1612	0.1360	0.1960
Fixed to Mobistar initiation fee	0.0991	0.1100	0.1100
Fixed to Mobistar (peak)	0.3222	0.2810	0.2810
Fixed to Mobistar (off-peak)	0.1612	0.1620	0.1620
Fixed to Mobistar (weekend)	0.1612	0.1620	0.1620
Fixed-line SMS	—	0.1500	0.1500
Dial-up initiation fee	0.0496	0.0500	0.0509
Dial-up Internet fee (peak)	0.0425	0.0425	0.0425
Dial-up Internet (off-peak)	0.0171	0.0171	0.0171
International calls:			
Call initiation fee	0.0991	0.0999	0.1020
International (neighboring) (peak)	0.1735	0.1800	0.1836
International (neighboring) (off-peak)	0.0868	0.0900	0.0918

(1) Since October 2000, local calls and domestic long distance calls have been charged at the same rate. Does not include calls to Telenet numbers.

(2) Rates to Telenet numbers include a termination fee of €0.0523 (peak) and €0.0275 (off-peak) per minute charged by Telenet.

The table below sets forth monthly subscription rates (including value-added tax of 21%) for ISDN, PSTN and ADSL access channels, as of the dates indicated.

	As of 31 December 2001 (€)	2002 (€)	2003 (€)
Voice:			
Budget Line[(1)]	11.16	11.50	11.70
Classic Line[(2)]	16.20	16.50	16.80
Duo Line[(3)]	28.35	28.88	29.40
ISDN 2 Line[(4)]	35.09	35.09	35.82
Twin Line[(5)]	36.30	36.30	37.03
ISDN 30 Line[(6)]	421.08	378.73	378.73
Data:			
ADSL Skynet Go	39.54	40.54	40.54[(7)]
ADSL Skynet Plus	54.41	55.41	55.41[(7)]
ADSL Skynet Pro	179.98	179.98	179.98
ADSL Skynet Pro Compact	—	—	119.79
ADSL Skynet Office	257.68	257.68	257.68
ADSL Skynet Premium	877.95	877.95	605.00

(1) Budget Line: tariff plan with a lower access subscription fee and higher call tariffs.

(2) Classic Line: standard PSTN line subscription.

(3) Duo Line: subscription to two PSTN lines, including a 25% discount for the second line.

(4) ISDN 2 Line: standard ISDN basic line subscription.

(5) Twin Line: ISDN basic line subscription including a number of value-added services.

(6) ISDN 30 Line: standard ISDN primary line subscription.

(7) As of October 2002, customers paying by direct debit receive a €1.00 discount.

PSTN lines carry an installation fee of €66.01, plus €30.00 for the installation of the connection point and €39.00 for the fixed relocation costs (including value-added tax of 21%). Once the line is installed, Belgacom charges a monthly subscription fee of €16.80.

In October 2000, Belgacom simplified its residential voice tariffs by billing all national long distance calls at local rates. Accordingly, all domestic fixed-line traffic is now charged at the same rate. In addition to standard plans, Belgacom offers special "Benefit" tariff plans, giving differentiated base rates to customers based on traffic volumes or call destinations, as well as discounts. Approximately 25% of Belgacom's customers are covered by special tariff plans in the residential market.

In the business market, Belgacom offers special tariff and differentiated pricing plans adapted to market demand. Approximately 75% of Belgacom's business customers are covered by special tariff plans.

The pricing of some of Belgacom's Fixed Line Services aimed at retail customers, such as voice telephony and leased lines, is subject to regulatory constraints. Belgacom must also take into account the prices of regulated wholesale products when pricing its retail products. In order to comply with competition law restrictions, the pricing of regulated wholesale products and retail products must be consistent.

A substantial portion of Belgacom's wholesale products is subject to specific regulatory obligations. The prices of many of Belgacom's Domestic Wholesale unit products, including backhaul lines, half links, voice interconnection and regulated access (raw copper and shared pair), are subject to the principle of cost-orientation established by the regulatory framework. The prices of these products are subject to the prior approval of the BIPT and must be published in Belgacom reference offers. Belgacom must also take prices of regulated wholesale products into account when setting prices for its commercial wholesale products. Generally, the price of commercial wholesale products must be consistent with the price of regulated products to avoid violations of competition law. See "Regulation".

Competition

Residential

For PSTN and ISDN retail access and voice traffic, Belgacom faces three types of competitors:

- *Direct access operators.* Operators with their own network are able to offer an access channel directly to customers. Belgacom's direct access competitors are typically large international companies focusing on the SME and large enterprise markets. Telenet, a Flemish cable operator that focuses on the residential and SME market is Belgacom's major competitor in cable voice telephony. According to Telenet, it had approximately 258,000 residential and small business voice customers as of 31 December 2003 and connected 627 data sites on fiber as of 31 December 2002. Belgacom also competes with smaller cable operators in the southern part of Belgium.
- *Carrier Selection/Carrier Pre-Selection operators.* Indirect access operators offer voice traffic using Belgacom's access channels. The customers keep their Belgacom access channels for which they are invoiced by Belgacom, but their voice traffic is provided by a competitor, who invoices the customers for this traffic. This activity requires a limited investment from the operator. A number of operators have entered this market in recent years, although some have not succeeded, resulting in a rapid consolidation over the last year. Belgacom's major competitors of this type are Citycall, Euphony, Phone-Plus, Scarlet and Tele2.
- *Mobile operators.* Fixed-mobile substitution of access channels and calls has put considerable pressure on margins in Belgacom's Residential unit, as an increasing number of customers choose mobile service to satisfy all of their communications needs. Recently, certain mobile operators have launched aggressive "cut-the-line" pricing campaigns to promote fixed-mobile substitution. Belgacom's major competitors of this type are Mobistar, BASE and MVNOs, which are operators that offer mobile services using another operator's network. Belgacom Mobile's services are also a source of competition for Belgacom's domestic fixed-line services.

Belgacom faces intense competition from cable operators in the broadband access market, in particular from Telenet in the northern part of the country. See "The Belgian Telecommunications Market". Telenet reported that it had approximately 417,000 broadband customers as of 31 December 2003. In Brussels and the southern part of Belgium, Belgacom competes with individual cable companies such as Brutélé, Coditel and Teledis. Scarlet,

Tiscali and Versatel, operating throughout Belgium, are Belgacom's main competitors for ADSL. Competition is based on pricing and promotions, such as offering months of free subscription and free installation.

There has been consolidation in the Internet market, with several of the smaller ISPs ceasing operations or being acquired by international ISPs. Belgacom's main ISP competitors are Scarlet, Tiscali and the individual cable companies.

Business

Key competitors in the business market vary according to the type of services and segments. These competitors benefit from, in addition to their own infrastructure, regulated wholesale services of Belgacom that enable them to undercut Belgacom's commercial offerings. In leased lines, Belgacom had 20 competitors at the end of 2002, of which the most significant were BT, COLT, MCI Belgium and Versatel. In the VPN market (FR/ ATM or IP based), Belgacom's main competitors are BT, Codenet and Versatel. In managed services, Belgacom's competition consists of a large number of network and system integrators of which the most significant are Dimension Data, Getronics and Telindus. Belgacom also faces competition from international providers offering cross-border voice and data services to high-end customers using their international network capabilities.

Domestic Wholesale

Most providers of wholesale services in Belgium utilize Belgacom's network in some capacity. Accordingly, most of Belgacom's competitors in the provision of domestic wholesale services are also its customers. Belgacom faces two categories of competition in respect of its domestic wholesale services:

- *Alternative infrastructure.* Since the liberalization of the telecommunications market in Belgium, a number of operators in Belgium, such as MCI Belgium, Telenet and Versatel, have constructed their own network infrastructure. Although the wholesale market is not necessarily the focus of their strategy, the provision of wholesale services allows them to increase their returns on network investment and many of these competitors price their services aggressively. Belgacom relies on the quality of its service and the depth and reach of its network to differentiate its services from these operators.
- *Substitution by lower-priced regulated products.* Many of the regulated products that Belgacom offers can be combined to constitute other commercial retail and wholesale products. In some cases, these regulated products are used by an operator as an alternative to commercial products and allow the operator to build its own network. In other cases, regulated wholesale products can be bundled together to create commercial products on the wholesale market, in competition with Belgacom's product offerings. For example, there has been migration by customers from wholesale ADSL services to BROBA II (Data Connectivity ADSL). Under BROBA II, Belgacom provides access at the ATM network node. This means that an alternative operator is able to cover the entire national territory by connecting to at least eight of Belgacom's ATM access points. See "Regulation — Unbundling of the Local Loop".

Fixed-Line Networks

Belgacom's national fixed-line network supports a wide range of residential, business and wholesale services and a range of traffic types, from basic voice calls to bandwidth intensive data or IP applications.

Access Network

The Belgacom fixed access network is composed of copper pairs and fibers. Belgacom's 594 local nodes are connected, via copper lines, to 29,000 street cabinets, each of them servicing approximately 137 active telephone lines. Copper pairs are used for residential customers nationwide, whereas fiber rings are used for large companies, and are deployed mainly in high revenue generating areas (*e.g.*, urban centers and industrial parks). In recent years, Belgacom has deployed 500 optical nodes, between the local nodes and the street cabinets, allowing Belgacom to optimize its investment in the copper-feeding network and to reduce the length of the copper lines.

Transport Network (Backbone)

Belgacom's transport network is composed of (i) a core network, connecting the 40 most important nodes to its international gateways, and (ii) a regional network, connecting these 40 most important nodes to its 594 local nodes. Both networks have been built on SDH technology.

Voice Telephony Network

Belgacom's transport network and switching technology have been fully digital since 2000. On its PSTN/ISDN platform, Belgacom has 4,500,000 equipped analog lines, 500,000 equipped Basic Accesses (ISDN-2), 8,700 equipped Primary Accesses (ISDN-30) and 39,000 equipped E1s (2 Mbps lines). In addition to traditional network services, Belgacom offers a full range of advanced services based on its Intelligent Network ("IN") platform. The IN network runs value-added services such as advanced freefone services, calling card service, wake-up service, number portability, televoting, CLIP/CNIP, SMS to/from fixed-lines and e-payments.

Belgacom believes that it is currently not necessary to expand its network and does not anticipate further extensions to its national switches. As a result, it expects to be able to stabilize ongoing investments in the network. Belgacom also is seeking to reduce costs by switching to less costly maintenance contracts, whereby Belgacom pays suppliers a fixed amount annually to perform necessary repairs to Belgacom's switches. These maintenance contracts, which are negotiated annually, are generally less costly than contracts for new investments in hardware or in software upgrades.

Data Networks

Belgacom operates the following data networks: telex, X.25, FR/ATM and IPVPN. There are 1,600 Digital Subscriber Line Access Multiplexers ("DSLAMs") installed in its local and optical nodes, covering 98% of the Belgian population for fast Internet access. Within the IP and data domain, Belgacom offers value-added IP services such as DSL-based VPN access and teleworking, Lan2Lan and Fast Internet access. All these services are offered on an ADSL/ATM based access network. Belgacom operates 11 broadband remote access servers with an Internet management system platform, performing tasks such as user authentication, service authorization, rating and accounting.

Operational Support Systems

Belgacom utilizes process automation, both for fulfillment processes (service activation) and service assurance processes (fault handling and repair). The fulfillment process consists of three layers: (i) a layer of automated order intake systems, linked with the various channels and points of sale, (ii) a workflow automation layer, which coordinates the enterprise wide business process of service provisioning including service inventory documentation, workforce management and truck-roll dispatching and (iii) activation of network elements. Currently, 80% of transmission services (leased lines), 95% of DSL services and 100% of switching services (PSTN, ISDN and IN) are provided on an end-to-end flow-through basis, with first-time-right rates of between 90% and 95%. Approximately 60% of the corporate data services (IPVPN, FR/ATM and VPN) are provided in a semi-automatic way. The activation of services is based on an integrated service activation layer and a set of mediation devices, one for each type of network element or network technology.

Belgacom's service assurance process automates reactive repair processes and, as a result, focus is increasingly placed on proactive fault detection and repair. Belgacom's service assurance process consists of Clarify-based trouble-ticketing systems, NetCool-based network fault detection engines and in-house built fault correlation engines. In addition, an operational support systems portal allows for the automatic execution of service diagnosis and contains test suites for fault isolation.

Investments

In connection with its Broadway project, Belgacom is investing in an upgrade of its access network to provide a mixed fiber/copper network to residential users, as more fiber is deployed from the local nodes to the street cabinets. These network investments should allow Belgacom to enhance its current portfolio of services by providing increased bandwidth to customers. In addition, Belgacom is testing VDSL technology to offer bandwidths of up to 5 Mbps upstream and up to 15 Mbps downstream to the end-user in order to provide higher bandwidth and enhanced broadband services in the future. Belgacom estimates that it will invest a total of approximately €300 million over the next three years in connection with the Broadway initiative and currently

plans to make the investments to upgrade its network in a series of gradual steps. The timing of investments will be determined in part by a number of factors including customer demand for new services, developments in technology and competing offers, and a significant portion of the investment in upgrading the network will enhance Belgacom's existing products and services. Belgacom believes that implementing its Broadway initiative will allow it to upgrade its network in a series of gradual, scalable steps, which it believes will allow it to modify the nature of the deployment of the upgrade to adapt to changes in the market.

In its transport network, Belgacom intends to introduce next generation SDH equipment, which will make it possible to integrate SDH and Layer 2 functionality so that the transmission of Ethernet can be made more efficient and Belgacom's Ethernet service offer can be extended.

Belgacom is also investing in upgrading its operational support systems to allow a more consistent documentation of its products and services, faster and more accurate service activation, faster service introduction (improved time to market) and more cost-effective operations.

Mobile Communications Services

Overview

Belgacom offers mobile communications services through Belgacom Mobile, the largest mobile telecommunications operator in Belgium, and Belgacom Mobile had approximately 4.2 million active customers as of 31 December 2003 (Belgacom Mobile defines active customers as customers who have made or received at least one call or sent or received at least one SMS in the last three months). Belgacom Mobile is owned 75% by Belgacom and 25% by Vodafone. Belgacom Mobile operates under the Proximus brand name for post-paid services and the Pay&Go brand name for pre-paid services. The Belgian telecommunications market, with more than 8 million people owning a mobile telephone, had a market penetration rate based on active customers of approximately 76% of the total population as of 31 December 2003. Belgacom Mobile had revenue of €2,181 million in 2003.

Belgacom Mobile had a market share, based on active customers, of approximately 54% as of 31 December 2003. Belgacom believes that its share of active customers is higher than its competitors. Two other GSM licensed providers, Mobistar and BASE, offer digital mobile telephony in Belgium. In addition, several MVNOs have started operations in 2003 on the BASE network. Belgacom believes that customer satisfaction, brand awareness and image, distribution network and quality of network and services all contribute to Belgacom Mobile's success. Belgacom believes that its strategic collaboration with Vodafone will allow it to benefit from Vodafone's technical and marketing experience and to cooperate with Vodafone in the development and release of new products and services, such as the Vodafone live! offering.

The table below sets forth a breakdown of Mobile Communications Services revenues between voice, data and other revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Services revenue:						
Voice services[1]	1,717	82.7	1,750	84.3	1,825	83.7
Data services[1]	161	7.8	243	11.7	305	14.0
Total services revenue	1,878	90.4	1,993	96.0	2,130	97.7
Other revenue[2]	199	9.6	82	4.0	51	2.3
Total revenue[3]	2,077	100.0	2,075	100.0	2,181	100.0

(1) Including roaming-in.
(2) Primarily revenue from handset sales, revenue attributable to Ben Nederland and credits and discounts.
(3) Prior to intersegment eliminations.

History

In January 1994, Belgacom Mobile became the first operator in Belgium to provide nationwide mobile communications services. Since then, Belgacom Mobile has been the leading mobile communications operator in Belgium in terms of both the number of subscribers and revenues. Set forth below are key operational highlights.

- Belgacom Mobile was the first Belgian operator to use dual band technology (July 1999).
- Belgacom Mobile's network covered 99% of the Belgian population (May 2000).
- Belgacom Mobile has been an innovator in offering services in the Belgian market and was the first Belgian operator to:
  - offer information services via Wireless Application Protocol ("WAP") (March 2000);
  - offer an enhanced 32K SIM card (November 2000);
  - offer GPRS technology to all its customers, both consumer and business (July 2001);
  - enable customers to compose, send and receive MMS messages (November 2002); and
  - launch location-based services (April 2003).
- Belgacom Mobile was the first operator in Belgium to launch technical trial operations of its UMTS network (July 2003).

Strategy

Belgacom Mobile seeks to remain the leading provider of mobile communications services in Belgium and to maintain its market share in terms of both customers and revenues. Belgacom Mobile's strategic plan to achieve these objectives consists of four main components:

- *Maintain Belgacom Mobile's leading position.* Belgacom believes that Belgacom Mobile has many competitive strengths, including its high active customer rate, a high level of customer satisfaction, brand awareness and image, the quality of its network and services and the quality of its customer service and distribution channels. Going forward, Belgacom Mobile intends to improve its marketing and commercial approach by differentiated pricing of services and reinforcing market differentiation through high quality of service.
- *Focus on the retention of high ARPU customers.* Belgacom Mobile has shifted its priority from acquisition to retention of customers, especially of its highest ARPU customers. Belgacom Mobile's post-paid customers, in particular those in the business segment, generate higher revenues per customer than its pre-paid customers. Belgacom Mobile will therefore focus on retaining these customers by continuing to develop its customer service, reward programs and brand recognition. In addition, Belgacom Mobile aims to continue to provide products and services that meet the evolving demands of these customers and to improve further the quality of its services.
- *Increase ARPU by promoting higher usage of services and through the introduction of new products and services.* Belgacom Mobile seeks to increase ARPU through higher penetration and increased usage of existing and new data services, while continuing to provide high quality voice services. Belgacom Mobile intends to do this by (i) expanding and improving the products and services that it offers, including differentiated pricing plans and enhanced value-added services, (ii) expanding the effectiveness of its marketing and distribution channels through usage promotion programs and (iii) building on its relationship with Vodafone. Belgacom Mobile is seeking to increase data ARPU to 25% of total ARPU over the next five years.
- *Maintain margins and manage capital resources efficiently.* Belgacom Mobile seeks to manage margins by controlling its cost structure and closely monitoring the impact of new telecommunications regulations. Belgacom Mobile aims to improve the return on its capital expenditure by continuing to tightly control capital expenditure, in particular with respect to the rollout of its UMTS network and services.

Products and Services

Voice Services

Belgacom Mobile provides mobile communications services across Belgium via its digital network which covers over 99% of the Belgian population, and internationally through roaming agreements with other mobile operators. Belgacom Mobile holds a license for GSM 900 MHz and has been granted 1800 MHz frequencies and offers a wide range of mobile communication products and services on its dual band network. This license is valid until 2010. Belgacom Mobile's license may be extended for additional five-year terms. See "Regulation — Licensing and Notification Requirements — Mobile Services". Belgacom Mobile offers post-paid subscription services and pre-paid services, both with various tariff plans, as well as value-added services.

Post-paid Services. Belgacom Mobile offers post-paid services under the brand name "Proximus". Customers can choose among four different tariff plans including plans with a call credit formula and plans offering different prices for peak or off-peak hours calls. As of 31 December 2003, Proximus was the leading post-paid service on the Belgian market with a market share of approximately 62% in terms of number of active customers.

Pre-paid Services. Belgacom Mobile offers pre-paid services under the "Pay&Go" brand name. Launched in January 1998, as of 31 December 2003, Pay&Go was the leading pre-paid card in the Belgian market with a market share of approximately 49% in terms of the number of active customers. Belgacom Mobile's Pay&Go card offers customers a fixed call credit that is valid for one year as well as the ability to send and receive voice calls and SMS messages both domestically and internationally. Belgacom Mobile offers Pay&Go customers several reload alternatives, including reload cards, as well as cash machines, payphones, GSM and Internet reload options. Since its introduction, Belgacom Mobile's pre-paid service has experienced rapid growth, with an increase of 200,290 cards between 31 December 2001 and 31 December 2003. Belgacom Mobile believes that this has been a significant driver of the growth of its mobile customer base.

Value-Added Services

Belgacom Mobile offers a portfolio of value-added services to its Proximus and Pay&Go customers.

Voice Services. Voicemail and international roaming capability are available as a standard offering to all of Belgacom Mobile's customers. Belgacom Mobile also offers call forwarding, caller ID, second call signaling and call waiting to almost all of its customers as part of their basic package or as an option to others depending on their subscription type. Some services are available only for certain subscriber categories. For example, Vodafone Eurocall, a single per minute tariff for calls made within 15 European countries, is available only for business customers.

Cost Control Services. Belgacom Mobile has developed cost control tools such as call credit check-up, tariff check-up (which provides advice on the optimal subscription type for the customer's profile) and call blocking. Belgacom Mobile also offers fleet management tools for business customers, such as ProxiManage and ProxiHandset. ProxiManage allows business customers to optimize phone bill management through the Internet by enabling them to analyze the calling patterns of different users. ProxiHandset supports the analysis and management of a business customer's handsets, including information about the brand, the type of handset, purchase price and accessories.

Data Services

Belgacom Mobile offers SMS and MMS services, Advanced Data Services, Proximus Inter@ctive services and Network Services. Belgacom Mobile's revenues from data services increased by more than 25% in 2003, primarily as a result of the increase in SMS traffic. Belgacom Mobile expects growth in messaging services to remain the main driver of revenue growth in the coming years. In the near future, Belgacom Mobile intends to focus on MMS and other opportunities linked to the increased bandwidth offered by GPRS and UMTS.

Messaging Services. Belgacom Mobile offers SMS services to all of its mobile phone customers. SMS allows users to send short text messages to other mobile handsets and other communications devices. Since August 2002, Belgacom Mobile's customers have had the ability to send SMS messages to Belgacom fixed-line numbers (delivered as a voice message), and since February 2003, customers have had the ability to send SMS messages from a Belgacom fixed-line number to a Belgacom Mobile number. Since March 2003, SMS Online

offers Belgacom Mobile's customers a web interface and a link to their address book, allowing them to send SMS messages to multiple national and international mobile phone numbers.

In November 2002, Belgacom Mobile was the first Belgian operator to introduce MMS services. This service enables its customers to send photos, animations or sound clips to other Belgacom Mobile handsets or to e-mail addresses. In June 2003, Belgacom Mobile entered into an MMS interoperability agreement with Mobistar, the second largest Belgian mobile operator. Pursuant to this agreement, Belgacom Mobile's and Mobistar's respective customers are able to send and receive MMS messages between the two networks, a key feature that the Company believes will help to stimulate customer adoption.

Advanced Data Services. Belgacom Mobile has developed a comprehensive portfolio of advanced data services, including the following:

- *Mobile Internet*, a remote Internet connection, which enables customers with a GPRS mobile phone and a laptop or a PDA to connect to the Internet;
- *WAP Packet*, which enables its customers to more conveniently access WAP sites on Belgacom Mobile's GPRS network; and
- "*Mobile Access for Microsoft Outlook*", via GPRS, which includes synchronization of e-mails and a calendar on a PDA or WAP mobile phone, SMS notification of selected events, such as new emails, and WAP browsing.

In June 2003, Belgacom Mobile launched its Wi-Fi service, Fast Internet via Wireless LAN. Proximus Wireless LAN allows customers to access the Internet at specific access points, called Proximus hotspots, via a laptop or a PDA equipped with a Wireless LAN card. Belgacom Mobile has targeted its business customers by designating certain public areas, such as hotels and conference facilities, as Proximus hotspots. Using this broadband technology, customers can also access their e-mail, their company's applications or the Internet. As of 31 December 2003, there were over 30 Proximus hotspots in Belgium offering 220 access points. Access to the Internet from these hotspots is charged via a pre-paid card. Proximus hotspot pre-paid cards cost €10 for one hour including VAT (valid for one month), €20 for 24 hours and €50 for five days. Belgacom's Fixed Line Services segment also operates its own, separate hot spots. It is currently not possible to roam from a GPRS to a Wireless LAN environment. Proximus hotspot pre-paid cards cannot be used in Belgacom hotspots.

To develop advanced data "end-to-end" solutions for its business customers, Belgacom Mobile seeks to co-operate in the development and distribution of products and services with selected partners who are experts in systems integration, hardware, software or business processes. For example, Belgacom Mobile provides, together with Siemens, a Field Force Management Solution, an "end-to-end" solution to optimize the management of "mobile" employees.

Proximus Inter@ctive Portal. Through its Proximus Inter@ctive portal, Belgacom Mobile offers consumers messaging, information and entertainment services via SMS, WAP or interactive voice response. The Proximus Inter@ctive portfolio includes a range of content and applications, such as subscription to daily weather information, e-mail service to any Belgacom Mobile number, polyphonic ring tones, voice greetings and breaking news updates. The Proximus Inter@ctive portal had a monthly average of more than 200,000 customers in 2003.

Vodafone live! Offering. Belgacom Mobile has entered into an agreement with Vodafone, among others, to replace the Proximus Inter@ctive portal with Vodafone live! in 2004, which Belgacom Mobile expects will provide improved services and an enhanced customer experience to Proximus Inter@ctive customers. Vodafone live! offers customers the ability to use picture messaging, download polyphonic ringtones and color games and browse "infotainment" from the latest integrated camera phones, through a customized icon-driven menu. These services will be offered exclusively in Belgium to Belgacom Mobile customers and will include some of the Belgian content currently included in the Proximus Inter@ctive portal. Launched across Europe in October 2002, as of 31 December 2003, Vodafone live! operated in 15 countries and had more than 4.5 million users in France, Germany, Greece, Hungary, Ireland, Italy, The Netherlands, Portugal, Sweden, Spain, Switzerland and the United Kingdom as well as Egypt, Australia and New Zealand.

Network Services. Belgacom Mobile's network services enable wholesale customers to access its network and offer services, such as televoting, ring tones, games and news, to their respective customers in their own name and using their own brand. These value-added services include data transport, such as SMS and MMS wholesale, and location data, as well as customer invoicing and support.

Belgacom Mobile believes that network services offer new revenue generation possibilities. Supported by the evolution of televoting and ringtone downloading, Belgacom Mobile's SMS wholesale activity experienced a significant increase in traffic and revenues since its launch in 2000. As of 31 December 2003, Belgacom Mobile provided over 492 SMS premium numbers (including short and long numbers) and 44 for MMS to its wholesale customers, which enabled those wholesale customers to offer many services to Belgacom Mobile customers. Belgacom Mobile seeks to develop new wholesale products and services such as m-commerce.

As Belgacom Mobile believes that customer privacy protection is a key success factor, Belgacom Mobile offers "opt-out" possibilities to unsubscribe from a service and positions itself carefully against abuses to avoid brand image deterioration. Together with Mobistar, Belgacom Mobile has developed a code of conduct intended for the provision of SMS and MMS information and entertainment services, aimed at ensuring that mobile customers receive better information about services together with protection from unwanted content.

International Roaming Services

International roaming services enable Belgacom Mobile's post-paid and pre-paid customers to make and receive calls with their mobile phones in other countries, using the networks of operators with whom Belgacom Mobile has entered into international roaming agreements (roaming out). These agreements also allow foreign network users to use Belgacom Mobile's network when in Belgium (roaming in).

For Belgacom Mobile customers using foreign networks, Belgacom Mobile is billed by the foreign operators and in turn charges the end users. For foreign network customers using the Belgacom Mobile network, Belgacom Mobile bills the foreign operators.

As of 31 December 2003, Belgacom Mobile's post-paid customers benefited from international roaming agreements with 231 mobile network operators in 149 countries, while its pre-paid customers benefited from international roaming agreements with 28 mobile network operators in 18 countries and from roaming-out agreements with 46 mobile network operators in 29 countries.

Belgacom Mobile's GPRS services have been available internationally since October 2002. As of 31 December 2003, Belgacom Mobile had GPRS roaming-in agreements with 28 operators in 15 countries, and roaming-out agreements with 32 operators in 19 countries. In total, approximately 70% of Belgacom Mobile's roaming-out traffic takes place in France, Germany, Spain and The Netherlands and approximately 80% of roaming-in traffic comes from users from France, Germany, Luxembourg, The Netherlands and the United Kingdom.

Foreign network customers can use Belgacom Mobile's network if they have a GSM 900 or 1800 compatible handset. In addition to making and receiving calls and voicemail, Belgacom Mobile offers SMS, WAP and GPRS services to foreign network customers. These customers can also access the following information services: InfoRoute (information on traffic conditions), InfoMeteo (weather forecast), InfoGuide (guide through Belgium), financial information and "golden pages" directory information.

As a result of Belgacom Mobile's collaboration with Vodafone, it is able to offer its business customers with certain tariff plans such as *ProxiPro* or *Corporate Tariff*, a service called Vodafone Eurocall. With Vodafone Eurocall, for a monthly subscription of €2.48 (excluding VAT), customers with a 32K SIM card were able to call from 15 Vodafone partner networks to Western European countries at a single rate of €0.80 per minute (excluding VAT) as of 31 December 2003.

Handsets

To address the handset replacement market, Belgacom Mobile launched the Proximus Collection in April 2002, which is a range of tailored equipment offerings including latest technology devices from well-known brands that Belgacom Mobile selects, tests, approves and pre-configures for its customers. Proximus handsets currently are pre-configured to support SMS, MMS, GPRS and WAP services when supported by the handset. These well-segmented packages target existing and new Belgacom Mobile customers. Belgacom Mobile has semi-annual promotions, which generally take place in January and July, when it offers discounts on the price of certain handsets. Belgian law allows the granting of subsidies for the purchase of handsets only in limited circumstances.

UMTS

UMTS is a broadband mobile communications standard that has the capacity to send and receive high bandwidth multimedia transmissions. UMTS networks have more capacity and higher speed than current networks. Belgacom Mobile was awarded one of three UMTS national licenses issued by the Belgian Government in March 2001 for €150.2 million. Holders of UMTS licenses must pay an annual administrative fee of €250,000 plus €125,000 per Mhz of spectrum in use. Belgacom Mobile's UMTS license expires in 2021, but may be renewed for further periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Strategic Initiatives — Mobile Communications" and "Regulation — Licensing and Notification Requirements — Mobile Services". Belgacom Mobile's competitors Mobistar and BASE were awarded the other two UMTS licenses issued by the Belgian Government. A fourth license was offered by the Belgian Government, but has not been purchased.

Following postponements of earlier roll-out deadlines, holders of UMTS licenses were required to introduce and demonstrate UMTS technology by September 2003. To satisfy this requirement, the network installed by that time had to be of sufficient size to allow the technical evaluation of voice and data services over UMTS and to show the compatibility of services and devices with 3G standards. In addition, UMTS license holders are now required to introduce commercial services covering 30% of the Belgian population by 1 January 2006, 40% by 1 January 2007, 50% by 1 January 2008 and 85% by 15 March 2009. In July 2003, Belgacom Mobile was the first Belgian mobile operator to launch technical trial operations of its UMTS network.

Belgacom Mobile continues to deploy its UMTS network and is preparing future mobile telephony applications. Belgacom Mobile expects to launch new applications, such as video telephony, and to upgrade services currently using 2G and 2.5G networks, enabling faster download speeds, which is intended to enhance its customers' experience and productivity. Belgacom Mobile intends to meet the construction and service coverage obligations of its UMTS license and will offer services based on customer demand when the network and services meet Belgacom Mobile's standards. See "— Mobile Networks — Quality and Capacity".

Relationship with Vodafone

Belgacom Mobile is associated with the Vodafone Group as a result of Vodafone's 25% ownership stake. Vodafone is one of the world's largest mobile communications companies, with approximately 130.4 million customers as of 31 December 2003.

The Company and Vodafone have entered into a shareholders' agreement in respect of their shareholdings in Belgacom Mobile. Pursuant to this agreement, certain decisions must be taken by a supermajority of the directors of Belgacom Mobile, and Vodafone has the right to nominate two of the eight board members as well as specific members of the Belgacom Mobile management team. In addition, Vodafone has put rights exercisable upon certain board deadlocks and other specified events. The Company has a call right in certain events and both parties have rights of first refusal in relation to transfers of their interests in Belgacom Mobile.

In November 2003, Belgacom Mobile and Vodafone entered into an agreement to reinforce their existing relationship in developing and releasing new products and services in the Belgian market to Belgian domestic customers as well as international travelers. Pursuant to the agreement, Belgacom Mobile pays Vodafone an annual fee. Belgacom Mobile estimates that the benefits of this agreement should offset the fee paid to Vodafone. Belgacom Mobile believes that these benefits will include an increase in operational synergies as well as other benefits.

Belgacom Mobile will provide Vodafone's and its partners' customers access to Vodafone's international mobile services while traveling in Belgium. Belgacom Mobile customers will also be able to access Vodafone's services across Vodafone-affiliated networks, while traveling abroad. Belgacom Mobile will further introduce and support Vodafone global mobile services, such as Vodafone Eurocall, Assisted Roaming, Pre-paid Roaming and GPRS Roaming. See "— Products and Services — Data Services — International Roaming Services". Dual-branding will be used in the advertising of these services at locations within Belgium. According to the terms of this agreement, Belgacom Mobile will also be able to introduce exclusively in Belgium the Vodafone live! offering. See "— Products and Services — Vodafone live! Offering". In addition to the launch of new products and services, Vodafone and Belgacom Mobile will increase their cooperation in the development of operational synergies in procurement, including IT and technology and best practice sharing. Belgacom Mobile believes this closer co-operation will benefit Belgacom Mobile's customers and further enhance its competitiveness on the Belgian market. See also "Regulation — Competition Law".

Customers

As of 31 December 2003, approximately 4,349 million SIM cards were registered on Belgacom Mobile's network. Of these, approximately 1,779 million were related to customers with a Proximus subscription and approximately 2,569 million were Pay&Go cards. As of 31 December 2003, approximately 97% of Belgacom Mobile's customers were active customers, which Belgacom Mobile believes is higher than its competitors. As of 31 December 2003, approximately 42% of its active customers were post-paid and approximately 58% of its active customers were pre-paid.

Compared to its competitors in Belgium, Belgacom Mobile has a higher proportion of post-paid customers versus pre-paid customers. Belgacom Mobile's post-paid customers on average generate higher ARPU than its pre-paid customers. For the year ended 31 December 2003, Belgacom Mobile's active post-paid customers generated an ARPU of €69.1 per month and pre-paid customers generated ARPU of €19.2 per month.

The table below sets forth selected subscription data for Belgacom's mobile communications services as of the dates indicated.

	As of 31 December		
	2001	2002	2003
		(thousands)	
Post-paid	1,764	1,760	1,759
Pre-paid	2,215	2,316	2,442
Total active customers(1)	3,979	4,076	4,201

(1) Active customers are customers who have made or received at least one call or sent or received at least one SMS in the last three months.

Belgacom Mobile's monthly blended ARPU (including post-paid and pre-paid) was €41.4, €39.5 and €40.3 for the years ended 31 December 2001, 2002 and 2003, respectively. Belgacom Mobile believes that its blended ARPU is higher than that of its leading competitor Mobistar. Blended ARPU has increased slightly since 2002 despite the effects of decreased interconnection tariffs imposed by the BIPT and the higher proportion of pre-paid customers. This increase has been due to an increase in voice usage by post-paid subscribers, the growing success of messaging services and the introduction of new data services.

Similar to other operators, Belgacom Mobile experiences customer turnover, commonly referred to as "churn". Belgacom Mobile calculates churn as the total number of cards disconnected from the Belgacom Mobile network during a period, divided by the average number of customers in the period. Disconnection occurs when a customer terminates its mobile service or switches to a competing service, when Belgacom Mobile terminates service due to non-payment, or when a pre-paid card expires. A pre-paid card expires one year after the date a reload card has been purchased.

For the three years ended 31 December 2001, 2002 and 2003, Belgacom Mobile's annualized blended churn rates were approximately 19%, 21% and 18%, respectively. Belgacom Mobile's blended churn increased between 2001 and 2002 as a result of intense competition in the market. Mobile number portability was introduced in October 2002. See "— Competition". However, Belgacom Mobile experienced a decline in its annualized churn rate during 2003 as a result of its efforts to increase its customer loyalty. As the mobile market matures, Belgacom Mobile has shifted its customer focus from acquisition to retention, especially of its highest ARPU customers.

Tariffs

Belgacom Mobile provides customers with a broad choice of subscription plans tailored to their needs. For the consumer market, prices depend on the subscription plan and whether the customer subscribes to a pre-paid or post-paid service. Each subscription plan offers several options fitting different consumption patterns, including calls mainly during peak times or off-peak to certain destinations.

Traffic minutes are charged per second after the first minute (sub-minute billing). Belgacom Mobile does not charge customers for incoming calls in Belgium, in line with GSM standard practices. Belgacom Mobile provides a range of value-added services, including voicemail, to both its pre-paid and post-paid customers at no additional fee. Services vary depending on the type of subscription plan.

For the national interconnection market, Belgacom Mobile is designated by the BIPT to have significant market power and is thus required, among other things, to meet all reasonable demands for interconnection services and to charge interconnection rates on a cost-oriented basis. See "Regulation". Mobistar was also designated by the BIPT as having significant market power in the Belgian mobile market in 2002 and on the national interconnection market in 2003 and is therefore subject to similar obligations as Belgacom Mobile.

Tariff Plans for Post-Paid Services

Consumer Market Tariff Plans. Belgacom Mobile's post-paid service offers for the consumer market include the following:

- *ProxiTime AllDay*, offering the same price all day long for low volume users who desire a simple tariff, and *ProxiTime Day/Night*, offering different prices during peak and off-peak hours for voice and SMS, for medium volume users who mainly call after office hours;
- *ProxiFun*, offering attractive off-peak prices allowing customers to subscribe for different tariff options, call credit and additional advantages for calls to other Belgacom Mobile numbers or for weekend calls;
- *Exprimo*, offering an all-inclusive package, including a simple tariff for calls, attractive SMS rates and value-added voice services, for active users; and
- *ProxiPro*, offering average volume users attractive prices for calls during peak hours at a higher subscription price.

The table below sets forth Belgacom Mobile's tariffs (including value-added tax of 21%) for Proximus post-paid services as of 31 December 2003.

	ProxiTime All Day	**ProxiTime Day/Night**	**ProxiFun**	**Exprimo[1]**	**ProxiPro**
			(€)		
One-time activation charge (for one SIM card)[2]	37.00	37.00	37.00	37.00	49.50
Monthly subscription rate	15.00	15.00	13.00	17.00	23.50
First minute to a Belgacom Mobile phone[3]	0.37	Peak:[4] 0.50	Peak:[4] 0.15	Peak:[4] 0.15	Peak:[4] 0.15
		Off-peak:[4] 0.20	Off-peak:[4] 0.10	Off-peak:[4] 0.10	Off-peak:[4] 0.10
First minute to a fixed-line phone[3]	0.37	Peak:[4] 0.50	Peak:[4] 0.50	0.30	Peak:[4] 0.26
		Off-peak:[4] 0.20	Off-peak:[4] 0.15		Off-peak:[4] 0.15
First minute to a GSM phone on another Belgian network[3]	0.37	Peak:[4] 0.50	Peak:[4] 0.50	0.30	Peak:[4] 0.37
		Off-peak:[4] 0.20	Off-peak:[4] 0.25		Off-peak:[4] 0.25
Per SMS[5]	0.15	Peak:[4] 0.20	0.15	20 Free[6]	0.15
		Off-peak:[4] 0.10			
Per SMS to a foreign country	0.40	0.40	0.40	0.40	0.40
Per MMS[7]			0.50		
Per light MMS[7]			0.15		
WAP (per minute)[8]			0.15		
WAP Packet occasional[9]			0.50 (per session)[10]		
WAP Packet forfait[9]			7.50 (per month)[11]		

(1) Includes *ProxiComfort* services (call signalling and call waiting) and automatic registration in the *ProxiClub* loyalty program.
(2) Free activation for a subscription to a contract with a term of at least 15 months.
(3) Charged per second after the first minute. Rate does not apply for calls to special numbers (*e.g.*, 0900 2424).
(4) Peak hours are Monday through Friday, from 7 a.m. until 7 p.m. Off-peak hours are Monday through Friday from 7 p.m. until 7 a.m., weekends and public holidays (24 hours).
(5) For SMS sent in Belgium, except for special numbers (*e.g.*, Proximus Inter@ctive and televoting).
(6) Customers are given the first 20 SMS free of charge, 21 to 220 SMS at €0.10 per SMS and over 220 SMS are charged at €0.15 per SMS.
(7) MMS includes photos, animations, sound clips and long text from one to 50 KB. Light MMS content is equivalent to an SMS, for example, replying directly to an MMS with text up to one KB.
(8) Represents maximum rate but may be lower with certain additional tariff options. Does not include the price of paying sites.
(9) With a GPRS phone. Does not include the price of paying sites.
(10) Up to 100 KB (*i.e.*, approximately 100 pages of WAP). Amounts above 100 KB are invoiced at a rate of €0.50 per 100 KB.
(11) Up to 2 MB (*i.e.*, approximately 2,000 WAP pages). Amounts above are invoiced at €0.50 per 100 KB.

Voice mail activation, call forwarding, caller identification, *ProxiLink* and *ProxiWorld* activation are free services for post-paid customers. Tariffs for international calls vary according to the destination country of the call and the type of subscription plan.

Business Market Tariff Plans. For the business market, Belgacom Mobile's tariff plans depend on the size of the company and the intensity of use and include the following:

- For businesses with only one mobile phone user, Belgacom Mobile offers *ProxiTime* or *ProxiFun* for low volume users, *ProxiPro* for average volume users and *Business Package* for heavy users.
- For companies with more than one mobile phone user, Belgacom Mobile offers *Mobile Group*, a competitive subscription plan with one price all day long and two tariff options that enable the users to benefit from lower prices on *ProxiCalls* for calls to other Belgacom Mobile numbers, and *CompanyCalls*, for calls between employees of the same company.
- For business customers with a large number of users, Belgacom Mobile offers *Corporate Tariff*, which offers a decreasing monthly fee depending on the number of cards purchased, and *Corporate Rate Plan*, which includes diminishing base subscription rates and simplified management and free additional advantages.

Tariff Plans for Pre-paid Services

Belgacom Mobile offers the following tariff plans for Pay&Go customers:

- *Original*, different prices for peak and off-peak hours and for different types of calls;
- *AnyTime*, one price all day long for low volume users; and
- *Student*, special prices after 4 p.m. for voice and SMS.

The table below sets forth Belgacom Mobile tariffs (including value-added tax of 21%) for Pay&Go services as of 31 December 2003.

	Pay&Go Original		**Pay&Go AnyTime**	**Pay&Go Student**	
			(€)		
First minute to a Belgacom Mobile phone[1]	Peak:[2]	0.40		Peak:[2]	0.50
	Off-peak:[2]	0.25	0.37	Off-peak:[2]	0.25
First minute to a GSM on another Belgian network or a fixed line[1]	Peak:[2]	0.75		Peak:[2]	0.50
	Off-peak:[2]	0.25	0.37	Off-peak:[2]	0.25
Per SMS[3]		0.15	0.15	Peak:[2]	0.20
				Off-peak:[2]	0.10
Per MMS[4]		0.50	0.50		0.50
Per light MMS[4]		0.15	0.15		0.15
WAP (per minute)[5]		0.15	0.15		0.15
WAP Packet occasional[6]	0.50 (per session)[7]		0.50 (per session)[7]	0.50 (per session)[7]	

(1) Charged per second after the first minute. Rate does not apply for calls to special numbers (*e.g.*, 0900 2424).
(2) Peak hours are Monday through Friday, from 7 a.m. until 7 p.m. Off-peak hours are Monday through Friday from 7 p.m. until 7 a.m., weekends and public holidays (24 hours).
(3) For SMS sent in Belgium, except for special numbers (*e.g.*, Proximus Inter@ctive and televoting).
(4) MMS includes photos, animations, sound clips, and long text from one to 50 KB. Light MMS content is equivalent to an SMS, for example, replying directly to an MMS with text up to one KB.
(5) Represents maximum rate but may be lower with certain additional tariff options. Does not include the price of paying sites.
(6) With a GPRS phone. Does not include the price of paying sites.
(7) Up to 100 KB (*i.e.*, approximately 100 pages of WAP). Amounts above 100 KB are invoiced at a rate of €0.50 per 100 KB.

Voice mail activation and Pay&Go World activation are free services for pre-paid customers.

Competition

Belgacom Mobile faces competition primarily from two other mobile licensed operators, Mobistar and BASE. Mobistar, the second largest operator in the market in terms of market share, has operated in Belgium since August 1996. Mobistar is majority-owned by Orange WSB (50.8% as of December 2003) and its shares are listed on Euronext Brussels. The third operator in Belgium is BASE (formerly KPN Orange), which is wholly owned by KPN Mobile and has operated in Belgium since 1999. Mobistar and BASE had market shares, based on active customers, of approximately 33% and 13% respectively, as of 31 December 2003.

All three mobile operators in Belgium offer wholesale services. Mobistar offers both fixed and mobile converged services and is a very aggressive competitor in the business market. Mobistar had approximately 2.62 million active customers as of 30 September 2003. BASE is primarily a consumer-focused operator, and as of 31 December 2003, was the only operator to host MVNOs. In 2002, BASE launched i-mode, a mobile Internet platform developed and licensed by NTT DoCoMo, a 15% shareholder in KPN Mobile, that gives BASE's customers access to its content and applications. BASE had approximately 1,000,000 active customers as of 31 December 2003, including approximately 20,000 i-mode customers. Like Belgacom Mobile, Mobistar and BASE were each granted a UMTS license in March 2001 and are subject to the same build-out deadlines and other conditions as Belgacom Mobile. See "Regulation — Licensing and Notification Requirements — Mobile Services".

Mobile number portability was introduced in Belgium in October 2002. In 2003, 252,867 SIM cards in Belgium were transferred between operators and Belgacom Mobile lost 146,730 customers due to customer churn (representing 58% of total transfers). Over the same period, 64,264 customers from other mobile network operators became Belgacom Mobile customers, which resulted in a net loss of 82,466 customers for Belgacom Mobile. However, Belgacom Mobile's annualized churn rate, including customers who left Belgacom Mobile due to number portability, dropped from approximately 21% in 2002 to 18% in 2003.

New sources of competition include system integrators (companies that offer integrated solutions for voice, data and mobility), IT companies that offer wireless service packages from mobile network operators, big brand portals offering content directly to the customers, Wireless LAN operators and MVNOs offering services at very low rates. While these companies compete with Belgacom Mobile for retail customers, certain of these companies are customers of Belgacom Mobile's wholesale services.

Sales Channels

Belgacom Mobile's sales channels utilize both indirect and direct distribution, and also use Belgacom Mobile's customer service department for up-selling and cross-selling. Through these sales channels, Belgacom Mobile offers handsets as well as information and advice on its products and services.

As of 31 December 2003, Belgacom Mobile had an indirect distribution network of 1,624 outlets, including telecommunications focused and non-telecommunications focused points of sale. Telecommunications chains (including 97 Belgacom shops) and telecommunications agents represented 204 and 361 points of sale, respectively. Retail chains and agents represented 276 and 783 points of sale, respectively. Belgacom shops are also fixed-line sales shops. In addition, Belgacom Mobile's pre-paid customers can purchase reload cards at more than 8,000 distributors' points of sale. Belgacom Mobile's remuneration of its indirect distributors reflects the shift in its marketing objectives from acquisition to retention of the most valuable customers and accordingly focuses on customer development and rewards customer satisfaction, customer retention and sales of value-added services.

Belgacom Mobile's business customers are served by its direct sales organization (through telesales and account executives) and indirectly by a number of agents including 37 specialized business customer service centers.

Customer Service

Belgacom Mobile owns and operates customer service centers that serve both its residential and business customers in Antwerp, Brussels and Mons. These service centers provide customers with product information and guidance, maintain its subscriber database, answer billing inquiries, respond to customer complaints, check customer credit, open new subscriptions and inform existing customers about additional value-added services. They are also responsible for bill collection.

Belgacom Mobile has also launched My Proximus and My Pay&Go, a range of online self-service applications that enable customers to manage their own account directly via the Internet. Customers are able to view the status of their current bills, change their address or tariff plan, activate services, view the record of calls made with their Pay&Go card or reload their card online.

Subscriber Management, Billing and Activation for Post-paid Contracts

Prior to activation, Belgacom Mobile assesses the creditworthiness of potential customers in accordance with its credit policy. As a result of this credit analysis, Belgacom Mobile either activates a subscription or may decline the application or delay activation until any outstanding telecommunications bills have been paid.

Subscribers receive bills containing both subscription charges and airtime. Belgacom Mobile maintains continuous supervision of customers with high usage, as well as those involved in credit disputes. This generally allows Belgacom Mobile to deactivate customers who pose a credit risk prior to referring their accounts to external debt collection agencies.

Belgacom Mobile calculates a projected loss every month according to expected bad debt loss. Debt is written off when non-payment or insolvency is demonstrated, or there is no reason to expect payment. The loss due to bad debt write-offs was approximately 0.4% of impacted revenues in 2003 compared to 0.4% and 0.6% of revenues in 2002 and 2001, respectively.

Belgacom Mobile has developed customer reward programs for its Proximus and Pay&Go customers. Belgacom Mobile offers two point-based programs: *ProxiClub* for its post-paid customers and *Pay&Go Club* for its pre-paid customers. *ProxiClub* was launched in February 1998 and as of 31 December 2003, 543,000 customers had signed up for the program. Belgacom Mobile provides free membership and points earned for usage can be redeemed for free airtime, special offers and free tickets to sports and cultural events. Launched in January 2004, *Pay&Go Club* offers free membership and points based on usage, which can be redeemed for free airtime. Belgacom Mobile offers its Proximus customers who subscribe for one-year contracts *ProxiReplace*, which is a free service to repair or replace their GSM handsets in case of robbery, fault or loss.

Mobile Networks

Belgacom Mobile regularly invests in maintaining and upgrading the capacity, quality and coverage of its network. It believes using the latest technologies enables it to provide superior call quality and service and coverage. Belgacom Mobile tracks the following indicators on a monthly basis: quality of sound, network availability, outdoor and indoor coverage and dropped call rate. Belgacom Mobile measures customer satisfaction with its network and its impact on customer loyalty through surveys. Customers have consistently given its network a positive evaluation based on coverage and quality.

Technologies

Belgacom Mobile's network is a digital mobile network based on GSM technology. It is a dual band network, operating on two frequencies: 900 and 1800 MHz. It offers circuit switched voice and data services.

Since July 2001, Belgacom Mobile has also offered GPRS services. GPRS is a packet-based data service, using the same frequency bands as GSM. Compared to circuit switched data, which offers a maximum transmission speed of 9.6 Kbps, GPRS enables data transmission speeds (approximately 30 Kbps) that are substantially higher than GSM, allowing for mobile Internet access and browsing of WAP sites.

In June 2003, Belgacom Mobile launched its first Wi-Fi hotspot, an Internet wireless connection located in a public place. Wireless LAN uses the IEEE 802.11b technology on a 2.4 GHz frequency and enables data transmission speed rates of up to 11 Mbps. It is a local network in which a mobile user can establish a distant radio connection via the LAN.

In July 2003, Belgacom Mobile launched technical trial operations of its UMTS network. UMTS is based on a different radio transmission technology and requires a completely new network. It will offer a mobile service, combining voice and broadband data services. Belgacom Mobile is currently testing future mobile telephony applications and continues to deploy its UMTS network. Belgacom Mobile intends to continue to meet the construction and service coverage obligations of its UMTS license, and the types of UMTS services it offers will be based on customer demand when the network and services meet Belgacom Mobile's standards. Belgacom

Mobile invested approximately €20 million in connection with its UMTS network in 2003 and Belgacom currently estimates that it will spend between €150 million and €200 million in relation to UMTS network investments over the next three years, depending on market demand and competitive pressure.

Coverage

Belgacom Mobile's dual band GSM network covers more than 99% of the Belgian population through more than 9,100 base stations located on almost 3,000 sites.

Belgacom Mobile continually seeks to improve coverage both outside and inside buildings, in industrial areas, in underground public transportation and on the roads through the installation of numerous antennae of three different types: (i) macro-cells, which cover a large area, typically multiple square kilometers; (ii) micro-cells, which have a maximum reach of 500 meters and are mainly used in towns and cities; and (iii) pico-cells, which provide indoor coverage within an enclosed environment.

In 1999, Belgacom Mobile was the first operator to provide "indoor" coverage in 50 Brussels metro stations and in certain neighboring tunnels. Belgacom Mobile concentrates on improving coverage in strategic locations such as the Brussels metro, university campuses, car parks, train stations, industrial areas, road tunnels, conference rooms, congress centers and hotels.

Quality and Capacity

In addition to increasing the number of sites, over time Belgacom Mobile has increased the capacity of many of these sites and monitored their use, with the goal of assuring continuous access to its network and real-time response to network problems and outages. Belgacom Mobile's Operations and Maintenance center operates 24 hours a day, seven days a week, and it constantly monitors the functioning of the network and is ready to respond immediately to network problems and outages. In addition to reactive maintenance, Belgacom Mobile's engineers' goal is to anticipate and prevent problems by analyzing numerous system parameters and identifying problematic trends. In order to "live" its clients' actual experiences, data is also collected by network-measuring instruments installed in vehicles that cover up to 6,500 km of roads every month. This allows the engineers to evaluate the level of coverage and the quality of calls, and compare the results with Belgacom Mobile's competition. By the end of 2003, Belgacom Mobile had an overall call completion rate (the percentage of successful calls from call set-up to call end) of approximately 99%.

To ensure business continuity, Belgacom Mobile has developed a site recovery plan and believes it is able to recover its core services from a switching site disaster in no more than three days. Belgacom Mobile is now further extending its network recovery plans by building an additional switch site.

Belgacom Mobile continues to invest in its GSM network in order to improve local coverage and address local weaknesses. Belgacom Mobile tailors its GPRS network to support the growth of GPRS services demand.

International Carrier Services

Overview

Through its International Carrier Services segment, Belgacom provides voice, data and capacity services to telecommunications operators (both fixed line and mobile) and service providers worldwide. The following table sets forth the components of its International Carrier Services revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Voice	557	91.9	590	94.4	603	96.3
Data	1	0.2	1	0.2	2	0.3
Capacity	13	2.1	10	1.6	8	1.3
Other[1]	35	5.8	24	3.8	13	2.1
Total revenue[2]	606	100.0	625	100.0	626	100.0

(1) Primarily revenue from infrastructure, telegraphy and telex.
(2) Prior to intersegment eliminations.

Belgacom has been active in the international carrier market since 1997 and the Company estimates that it has grown to become the 11th largest operator worldwide in the international voice termination market in terms of traffic volume, providing services to some of the world's leading fixed-line and mobile operators. Belgacom has achieved this position primarily due to Belgium's central location in Western Europe and because Belgacom commenced international carrier operations prior to the liberalization of telecommunications markets in Europe. Belgacom's International Carrier Services division was initially established to manage its international network and to optimize the balance of inter-operator payments related to international traffic to and from Belgium (bilateral traffic). Operators without their own international infrastructure can use Belgacom's International Carrier Services to carry calls placed by their customers in Belgium to international destinations. International Carrier Services carries the call on its network to the destination outside of Belgium, where it transmits the call to a non-Belgian operator, with which it is interconnected and it ensures the delivery of the call to the final addressee (fixed or mobile users). International Carrier Services pays an international interconnection charge to the non-Belgian operator and receives a fee from the operator to cover certain costs, including the interconnection fees and transport costs.

In addition to handling bilateral traffic, Belgacom operates a transit business offering voice termination services worldwide to non-Belgian operators. Belgacom focuses primarily on providing services to operators located in Europe, Africa and Asia. Voice termination services represented 96% of Belgacom's International Carrier Services revenues in 2003. Although its International Carrier Services segment does not contribute significantly to Belgacom's operating profit, this segment complements Belgacom's other activities by providing inbound/outbound services to its Fixed Line Services and Mobile Communications Services segments at competitive prices and with excellent quality.

The size of the total international carrier market that Belgacom targets was estimated at approximately €13 billion for 2003, with voice traffic representing approximately 93% of this market. The carrier-to-carrier voice segment is a highly fragmented market, with the market leader having less than 10% of the total segment. The carrier-to-carrier non-voice segment accounted for only 7% of the total international inter-operator business in 2003, due to slow voice-to-data convergence and competition from specialized companies (*e.g.*, Equant and Infonet) offering managed data services directly to multinational corporations.

Voice wholesale services are also generally significantly more profitable than data and capacity services. For example, Belgacom's analysis shows that the margin generated by an E1 international leased line only represents 15% to 25% of the direct margin generated by the same capacity used for voice transit services.

Strategy

In the international carrier market, Belgacom aims to develop its position as a leading provider of wholesale services to major fixed-line and mobile operators worldwide. In order to achieve this goal, Belgacom intends to:

- *Focus on the most profitable customers and destinations.* Belgacom intends to focus on its most profitable customers – incumbent operators, mobile operators and retail alternative operators – and its most profitable destinations. Belgacom expects that competitive pressure, business complexity and significant UMTS implementation expenses faced by mobile operators will lead medium-sized incumbents and mobile operators to focus on their core activities and to use outsourcing solutions in other operations. Belgacom intends to take advantage of the additional opportunities created by this trend.

- *Capture growth from mobile operators and expand its mobile products portfolio.* With increasing penetration of mobile services and usage worldwide and globalization of mobile services like SMS, MMS and GPRS roaming, Belgacom aims to increase its revenues from mobile operators and expand its mobile product portfolio. Belgacom has dedicated significant sales and marketing resources to help it become a preferred international voice supplier for major mobile operators and develop a new set of data products meeting the needs of mobile operators.

- *Increase the scale of its operations on attractive terms and participate in the consolidation of the international carrier services market.* Belgacom believes that consolidation in the international carrier services market will continue and that the larger players, including Belgacom, will be best positioned to benefit from opportunities provided by such consolidation. As a result, to remain competitive and gain market share in a low margin, high volume market, Belgacom intends to examine opportunities that will allow it to grow (both internally and externally, through acquisition or other opportunities such as outsourcing) in order to increase the scale of its operations and create cost and revenue synergies. In the

implementation of this strategy, Belgacom will seek to (i) increase long-term, stable traffic volumes (which enables best bilateral conditions and optimizes network planning), (ii) optimize its current network (expand its extra-European reach, increase least-cost termination possibilities and acquire VoIP and next generation network skills) and (iii) achieve operating costs savings (optimize head-count and reduce IT costs).

Products and Services

Belgacom's international wholesale services include:

- *Voice services*: Belgacom offers transport and termination of voice traffic in Belgium and worldwide. Belgacom provides various products and services, with specific SLAs, including a 24 hours a day, seven days a week monitoring and customer service. This option differentiates Belgacom from pure voice minute traders. In addition, Belgacom has developed value-added voice services, such as international toll-free numbers.
- *Data services*: Belgacom offers data services specifically designed for mobile operators. International mobile data products offer services and applications to end-users as they travel worldwide. These services include signaling, SMS, MMS and GPRS Roaming Exchange ("GRX"). In the future, GRX is expected to facilitate the transport of information through UMTS mobile networks. Through its IP transit products, Belgacom offers high-speed access to the Belgacom Internet backbone and the Internet.
- *Capacity and infrastructure services*: Belgacom offers dedicated capacity and infrastructure services on its international network. These services range from the traditional IPLC (point-to-point leased lines provided in cooperation with other incumbents) to Belgacom Wholesale Bandwidth (end-to-end, high capacity solutions, including specific SLAs). Belgacom's capacity and infrastructure services also include submarine cable and satellite capacity, which are sold to other operators.

Traffic

The table below sets forth the total voice bilateral and voice transit traffic carried by Belgacom's International Carrier Services segment for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003[1]
	(billions of minutes)		
Voice bilateral[2]	2.9	2.8	2.9
Voice transit[3]	2.2	2.9	3.4
Total	5.1	5.7	6.3

(1) Company estimates.

(2) Includes inbound and outbound traffic. Inbound services are Belgian termination services for foreign operators. Outbound services are international termination services for Belgacom's domestic fixed business.

(3) Transit services are traffic that is neither originated nor terminated in Belgium and traffic originated by Belgacom's mobile business and other Belgian operators.

Belgacom's voice transit traffic has grown from 2.2 billion minutes in 2001 to 3.4 billion minutes in 2003. Voice bilateral traffic declined slightly in 2002 as a result of a decline in fixed-line voice traffic in Belgium and a decline in Belgacom's domestic fixed-line market share. Voice transit traffic has continued to increase, primarily as a result of increased traffic from mobile operators.

Customers

Belgacom markets its international wholesale products and services to other operators, as well as its Fixed Line Services and Mobile Communications Services segments. As of 31 December 2003, Belgacom's International Carrier Services segment had 270 customers. Belgacom segments its customers into five categories and for each segment calculates the "contribution", which is the difference between the price paid by the operator that is originating the call and the price paid to the operator that is terminating the call. Belgacom believes that the contribution represents the value attributable to providing connectivity services between originating and terminating operators in each customer segment. The customer segments below are listed in order of contribution, with incumbent operators providing the highest contribution.

Belgacom's International Carrier Services customer segments are:

- *Incumbent operators.* Despite liberalization of telecommunications markets, incumbent operators continue to manage a significant portion of worldwide traffic. Most of these operators have their own direct routes, but are seeking alternatives for smaller destinations or for a limited portion of their traffic.
- *Retail alternative operators.* Retail alternative operators include operators competing with incumbents by providing fixed-line users with a broad portfolio of products. Typically, these operators build only limited international network capacities for their top 20 destinations and rely on other carriers for their remaining traffic.
- *Mobile operators.* Mobile operators use international carriers to provide international connectivity services in the absence of their own direct international connectivity with foreign operators. Therefore, mobile operators have been Belgacom's key focus over the past two years and revenue from mobile operators has grown by 37% over this period. Belgacom has targeted these customers by dedicating significant sales and marketing resources to mobile operators.
- *Wholesale carriers.* Wholesale carriers include operators trading traffic on the carrier-to-carrier market.
- *Calling card operators.* These niche operators offer international services to residential end-users who are typically seeking specific destinations at the lowest prices, with quality being less relevant.

In addition to its headquarters located in Brussels, the International Carrier Services segment has a commercial and technical presence in New York (managing the Americas) and in Singapore (managing the Asia-Pacific region). Belgacom has opened a new sales office in Dubai in early 2004 to support and develop its business in the Middle East and North Africa.

Belgacom manages the credit risk associated with its International Carrier Services customers through stringent credit policies and dedicates significant management attention to this issue. As a result, bad debt associated with its International Carrier Services segment has consistently been lower than 0.5% of its revenue in the last two years.

Pricing

Voice Services. Voice services are charged on a per minute basis, without a set-up fee. Prices vary, depending on geography, network (wireless vs. fixed) and time of call (peak vs. off-peak hours). Belgacom's international prices are not directly regulated, but they are heavily influenced by the regulated interconnection prices in the country of termination and, to a lesser extent, by recommendations of the International Telecommunications Union. Prices for voice services declined from market liberalization in 1998 until 2002, when prices stabilized partially as a result of a number of wholesale providers exiting the market.

Data and Capacity Services. Data and capacity services are charged on a quarterly basis, with or without installation fees depending on the service. The fees vary by the type of service and the destination country. Retail oriented leased line services pricing is higher than for wholesale bandwidth lines, but includes volume discounts. These prices have been subjected to severe competitive pressure, with prices dropping 35% per year on average during the last three years. Belgacom expects that price pressure will continue, in particular in competitive regions such as Western Europe.

Competition

In the environment for international carrier services, customers can use other service providers and shift their traffic easily from one carrier to another, based on price and quality. International wholesale carrier services are, therefore, characterized by intense competition where Belgacom benefits only to a limited extent from its position as an incumbent operator. As of the end of 2003, Belgacom estimates that it was the 11th largest worldwide voice provider in terms of traffic volumes. US-based operators MCI, AT&T and Sprint held three of the top five positions in 2003, due to the size of the US market and the high level of competition, which have forced US carriers to minimize their costs and find alternative revenues through incremental transit activities. European carriers represent the remaining top 10 largest operators, including BT, France Telecom and Deutsche Telekom. These operators depend heavily on bilateral captive traffic (*i.e.*, bilateral traffic to/from their home country through their own retail activities).

Two VoIP carriers (ITXC and iBasis) are also among the top 10 providers in terms of traffic volumes. These operators benefit from lower termination costs (using Internet alternatives to classic carrier-to-carrier termination arrangements) and more flexible network solutions.

Network

Belgacom has invested in network growth to take advantage of business opportunities. Belgacom's network is currently composed of the following elements:

- *Central and Western rings*, connecting Amsterdam, Rotterdam, Düsseldorf, Frankfurt, London and Paris via Brussels;
- *Eastern ring*, connecting Düsseldorf, Hamburg, Frankfurt, Berlin, Stuttgart and Munich;
- *Southern Ring*, connecting Paris, Strasbourg, Zurich and Milan;
- *Six Metropolitan Area Networks* in Brussels, London, Paris, Amsterdam, Frankfurt and Düsseldorf;
- *Points of presence* ("PoPs") in selected cities in Europe as well as access via cable to PoPs in the United States (New York and Miami) and in the Asia Pacific region (Singapore, Hong Kong and Tokyo). As of 31 December 2003, Belgacom had 47 PoPs; and
- *Submarine cables*, including TAT-14 (Europe and US), SMW3 (Europe, Middle East and Asia) and Sat-3 (Europe and Africa). As of 31 December 2003, Belgacom had participations in 70 submarine cables.

Belgacom's international traffic is managed through four international switches, while hard-to-reach destinations are connected through its two satellite-earth stations in Lessive (southern Belgium) and Liedekerke (near Brussels) using satellite connectivity from the International Telecommunications Satellite Organization ("Intelsat") and the European Telecommunications Satellite Organization ("Eutelsat").

Belgacom's international IP network is equipped with Cisco Global Roaming Servers, class routers, running MPLS to provide data capacity for its mobile customers.

Properties

As of 31 December 2003, Belgacom had approximately 1,400 properties in use totaling approximately 1,700,000 square meters (built area) of which six were owned by the Company, approximately 1,100 were owned by its wholly owned subsidiary ConnectImmo SA ("ConnectImmo") and approximately 300 were rental properties.

The Company's principal properties consist of buildings located throughout Belgium, which are used for the housing of its telecommunications network and support infrastructure, as well as Belgacom Mobile's switching centers, base station control units and equipment. The Company also uses non-telecommunications related properties such as offices, teleshops, semi-industrial buildings and parking lots.

In September 2002, the Company transferred approximately 1,100 properties, including approximately 890,000 square meters of administrative space (including offices, storage, residential units, shops and parking facilities) and approximately 480,000 square meters of technical space (including space and housing for telecommunications equipment) to ConnectImmo. Through ConnectImmo, the Company ensures that it has the use of sufficient administrative and technical space to enable its principal business activities to be carried out effectively. In addition, the Company believes that the transfer will enable its different business segments to focus more on their respective core activities and will result in a more transparent cost structure, as required by the BIPT. The Company's headquarters, located in Brussels, was not included in this transfer and remained the property of the Company. The Company, as well as other members of the Group, rent office space and technical space from ConnectImmo at market rates.

The Company and ConnectImmo run a space optimization program, with the objective of reducing the Company's real estate costs. Between 1 January 2000 and 31 December 2003, 165,000 square meters had been sold.

Belgacom is required to obtain permits in connection with certain activities on its properties and certain types of construction. Belgacom monitors these permits in order to ensure that it either holds or is obtaining the necessary permits, or is amending its activities or the permits it holds where there have been regulatory changes or changes in Belgacom's activities.

Intellectual Property

Belgacom and Belgacom Mobile have registered their important trademarks, such as "Belgacom", "Proximus", "Pay&Go" and their related logos, in Benelux. Belgacom does not own any registered patents or copyrights that are material to its business as a whole.

Belgacom has license agreements regarding its registered trademarks, including license agreements with Promedia and, within the Group, with Skynet, Alert Services Holding and Expercom. Belgacom also has several license agreements regarding its use of the registered trademarks of third parties, such as Intelsat, Inmarsat Ltd and Microsoft.

Belgacom has created and maintains its own databases for the operation of its Fixed Line Services segment's directories. Belgacom grants licenses to third parties for the use of such databases and also enters into license agreements with third parties for the use of their technology and data in order to complete Belgacom's directories. Among others, these agreements allow for the use of Promedia's databases in Belgacom's "Talking Yellow Pages" and "White Pages".

Research and Development

Belgacom is committed to maintaining its position as a leading innovator in deploying and developing telecommunications technology. Belgacom does not have dedicated research and development departments within each segment, however, it has dedicated network technology management departments in its Fixed Line Services and Mobile Communications segments that investigate new technologies provided by suppliers and vendors to test compatibility with the Belgacom network infrastructure. Belgacom's activities in the network technology domain range from technology scan, architectural design, specifications and lab testing, technological vendor management, project management and the preparation for handover to operations.

Belgacom's Fixed Line Services segment had approximately 200 employees working on network technology management activities as of 31 December 2003. The network technology management department cooperates closely with vendors, universities and research institutes in areas such as next-generation IP networks for multimedia communications, investigation of multicasting techniques on IP level, development of cost modeling tools, creation of tools for simulating copper line characteristics for predicting the performance of DSL equipment, predicting reliability in function of environmental conditions of equipment to be installed outdoors, intelligent home and office gateways, and prototyping service and content delivery platforms.

Currently, Belgacom's principal priorities in the network domain include digital TV and video-on-demand platforms, real-time IP communication platforms, next-generation wireless DSL modems and home/office gateways, all-optical networks, VDSL access networks, video communications, business service platforms, content management and service enabling platforms. Its Fixed Line Services segment spent approximately €16.0 million, €15.5 million and €15.1 million on network-related technology management in 2001, 2002 and 2003, respectively.

Belgacom's Fixed Line Services segment has initiated special 'Projects in Partnership' with vendors for acquiring knowledge and experience to further develop new technologies. This phase normally precedes the introduction of a new technological platform. Belgacom is also involved in a limited number of European projects (*e.g.*, FP6 Medianet on open media delivery technology, including media production, through encoding, service delivery platforms, home networks down and media-rendering devices in the home).

Legal Proceedings

From time to time Belgacom has been, and expects to continue to be, subject to legal, regulatory and tax proceedings and claims arising in the ordinary course of its business. The Group is currently involved in various judicial and regulatory proceedings, including those described below, in the jurisdictions in which it operates. These include proceedings before the BIPT or appeals against decisions taken by the BIPT. See "Regulation".

In October 2002, TDC initiated a request for arbitration against the Company relating to the allocation of an alleged capital gain resulting from an agreement dated 2 August 2000 among the Company, TDC, T-Mobile and its 100% subsidiary Smaragd Telecommunications GmbH ("TMO"), when TMO entered as a third investor in the share capital of Ben Nederland. After an unsuccessful mediation procedure, TDC submitted the case for arbitration before The Netherlands Arbitration Institute in October 2002. The total amount of the claim by TDC is approximately €91 million. TDC is a shareholder of ADSB, the Selling Shareholder. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions".

In September 2002, Codenet, Versatel, COLT and Worldcom filed a complaint with the Belgian Competition Council alleging that the Company's "Benefit Excellence Program" constitutes an abuse of an alleged dominant position in the market through pricing and loyalty rebates. The complainants also filed a request for interim relief measures with the President of the Belgian Competition Council requesting, among other things, the suspension of the program. Belgacom's "Benefit Excellence Program", which was launched in March 2002, is a voice telephony tariff plan aimed at large corporate users offering specific base rates for national telephony and for fixed-to-mobile calls as well as an additional discount scheme. On 18 December 2002, the "Corps des Rapporteurs", which conducts the investigation in competition cases, issued a report, limited to the matter of interim relief measures, which proposed interim measures to be imposed. On 15 May 2003, the President of the Belgian Competition Council rendered an interim decision regarding such interim relief measures, requesting an additional report from the "Corps des Rapporteurs". The additional report was issued on 24 October 2003 and confirmed the earlier recommendation to impose interim relief measures. The case, both with respect to the preliminary issue of interim relief measures and to the alleged infringement, is still pending and no calendar for the pleadings has been set. If the Company is unsuccessful in the interim measures case, it may be required to increase the retail tariffs that are the subject of the claim as well as retail tariffs under other similar tariff plans and if it is ultimately found to have committed an abuse of dominant position, it may be subject to a maximum fine of up to 10% of the Group's annual turnover.

In June 2003, BASE filed an action against Belgacom Mobile before the Commercial Court of Brussels. BASE alleges that Belgacom Mobile's termination rates since 1 October 2000 are not in accordance with the official telecommunications regulations requiring cost oriented pricing and that Belgacom Mobile's Proximus-to-Proximus tariffs constitute an abuse of Belgacom Mobile's alleged dominant position in the Belgian market. BASE's provisional estimate of the claim for compensation amounts to approximately €580 million in reimbursement and damages, representing the amount of lost revenue that BASE allegedly suffered as a result of these practices, and is subject to increase. Belgacom Mobile believes that its mobile termination rates were in line with the rulings of the BIPT.

On 1 March 2004, Mobistar filed a request to intervene voluntarily in the action brought by BASE against Belgacom Mobile. Mobistar alleges that if the Commercial Court of Brussels were to find that Belgacom Mobile's termination rates were not in accordance with the obligation of cost-oriented pricing, Mobistar should be awarded damages provisionally estimated by Mobistar to range between €967,000 and €56,000,000, depending on the termination rates upheld by the Court. Furthermore, Mobistar alleges that in addition to the Proximus-to-Proximus tariffs, certain tariff schemes offered by Belgacom Mobile to business and corporate customers constitute an abuse of Belgacom Mobile's allegedly dominant position. Mobistar requests the Court to appoint a court expert to calculate the amount of alleged damages and seeks compensation for such damages, provisionally estimated at a minimum of €50,000,000. As with the action filed by BASE, Belgacom Mobile is contesting the claims made by Mobistar.

REGULATION

Overview

A summary of the regulatory framework focusing on telecommunications in the EU and Belgium is set forth below. This summary is intended to provide a general outline of the more relevant regulations applicable to Belgacom's operations in Belgium and is not intended as a comprehensive description of such regulations. Laws and regulations, both national and local, governing the provision of telecommunications services differ significantly among the countries in which Belgacom currently operates. This is true even among EU Member States ("Member States"). The interpretation and enforcement of such laws and regulations vary and could limit Belgacom's ability to provide certain telecommunications services in certain markets. It is uncertain whether future legislative, regulatory and judicial changes will have a material adverse effect on Belgacom, whether domestic or international regulators or third parties will raise material issues with regard to Belgacom's compliance with applicable laws and regulations, or whether other regulatory activities will have a material adverse effect on Belgacom's business, financial condition or results of operations. See "Risk Factors — Risks Related to Regulatory Matters".

Regulatory Framework

The European Union

Belgium and most of the other European countries in which Belgacom operates are members of the EU. Member States are required to implement EU directives by enacting national legislation and to observe EU regulations. If a Member State fails to effect such directives with national or, as the case may be, regional, community or local legislation or fails to render the provisions of such directives effective within its territory, the European Commission (the "Commission") may start an infringement action against the Member State to ensure the implementation of the directives, including bringing proceedings before the European Court of Justice. In addition, EU directives which have not been timely implemented in national legislation may under certain circumstances be directly enforceable at a national level. According to the "direct effect" case law, in limited circumstances, when a Member State does not implement a directive on a timely basis, specific provisions of such directive that are clear, precise and unconditional, can be enforced directly by a national judge following an action brought by an individual or an undertaking. In addition, national legislation must be interpreted insofar as possible in conformity with EU legislation.

As opposed to a directive, a regulation is binding in its entirety and directly applicable in all Member States. Once adopted, regulations are part of the domestic law of the Member States and capable of being relied upon by individuals or undertakings in national courts.

The First Decade of EU Communications Liberalization

The process of liberalizing the European telecommunications sector began with the adoption on 16 May 1988 of the directive on competition in the markets of telecommunications terminal equipment, which liberalized the market for terminal equipment. The introduction of competition in telecommunications services began with the adoption on 28 June 1990 of the directive on competition in the markets for telecommunications services, which opened the European market for value-added services. The Commission subsequently extended the scope of liberalization to satellite services, alternative infrastructure and mobile services and infrastructure. By the directive of 13 March 1996 amending the services directive with regard to the implementation of full competition in telecommunications markets, the Commission required the opening of the public voice telephony and public network infrastructure markets to competition in all EU countries by 1 January 1998 (with the exception of Greece, Ireland, Luxembourg, Portugal and Spain, which were granted derogations of up to five years as of 1998). In addition, a directive was adopted on 23 June 1999 that required telecommunications operators under certain conditions to carry out their cable television operations through a separate company with a view to enhancing the development of the cable television sector in the EU and encouraging competition and innovation in telecommunications.

At the same time, the European Council (the "Council") began to enact harmonization measures setting the conditions under which the incumbent operators had to open their networks to new entrants (the "Open Network Provision" or "ONP" measures). The first of these was the directive of 28 June 1990 on the establishment of the internal market for telecommunications services through the implementation of open network provision, which set in place the general principles of transparency, non-discrimination and cost orientation for access to and use of public telecommunications networks and, where applicable, public telecommunications services. The Council

and the European Parliament (the "Parliament") subsequently expanded the scope of the ONP rules to leased lines, certain voice telephony services and interconnection. The ONP framework was revised by the directive of 30 June 1997 that introduced the concept of "significant market power", which is, the trigger for determining the operators to which the ONP obligations apply. The Council and the Parliament completed the EU framework for liberalization of the telecommunications markets by issuing the directive of 26 February 1998 on the application of ONP to voice telephony and on universal service for telecommunications in a competitive environment.

Since 1998, the Commission has lodged a number of infringement actions against Belgium before the European Court of Justice, contending that the EU's pre-2003 regulatory framework was not fully implemented into Belgium's national telecommunications laws. The Belgian Government has been working steadily over the last several years to fully incorporate the EU's pre-2003 regulatory framework into its national framework, and as a result pending infringement proceedings have been withdrawn. The most recent infringement proceeding, asserting that the BIPT was insufficiently independent, was withdrawn following the enactment of a new law in January 2003 strengthening the independence of the BIPT. Belgacom is not aware of any pending infringement proceedings against Belgium related to the implementation of the pre-2003 telecommunications regulatory framework into Belgian law.

The 1999 Review

In 1999, the Commission launched a general review of the then-existing EU telecommunications regulatory framework. The political impetus underlying the revision was a desire to streamline the patchwork of regulations that had been enacted during the 1990s in order to create a legal framework corresponding to the minimum necessary to achieve the political objectives of liberalization and full competition in the communications market. This review had been called for in a number of the ONP directives and was made necessary by developments following the initial liberalization of the sector, particularly the technological changes that were leading to a convergence of the telecommunications, broadcasting and information technology sectors. The results of the process were published early 2000 in a report prepared by the Commission that is commonly referred to as the "1999 Review".

The 2003 Framework

On 12 July 2000, following consultations with public and private actors in the telecommunications sector, the Commission presented a package of legislative measures designed to replace the existing framework and implement the conclusions of the 1999 Review. The new framework (the "2003 Framework") was formally approved in March 2002. The 2003 Framework not only covers all forms of telecommunications services and network infrastructures but also covers transmission services and network infrastructures used for broadcasting, excluding actual content provision and editorial services. The telecommunications and broadcasting transmission services and networks are collectively defined in the 2003 Framework as "electronic communications services and networks". The goals of the 2003 Framework were to enable regulators to focus their powers to promote competition, protect consumers and consolidate the single EU market, while taking into account the need for innovation and the long-term sustainability of the communications sector. The Commission wanted to better define the markets in which regulatory obligations are imposed and to migrate from ex-ante/sector-specific regulations to ex-post/competition law (*i.e.*, antitrust law) as a basis for regulating electronic communications services and networks. To that end, the 2003 Framework linked the imposition of regulatory obligations to the absence of effective competition in the specific communications markets.

The 2003 Framework includes five main directives and a number of other legislative instruments, which replace most of the texts that made up the earlier framework. The legislative instruments of the 2003 Framework include:

- Directive 2002/21/EC of the European Parliament and of the Council of 7 March 2002 on a common regulatory framework for electronic communications networks and services (the "Framework Directive"). This Directive established a harmonized regulatory framework for electronic communications services and networks. It laid down the specific tasks of National Regulatory Authorities (the "NRAs") in key areas such as management of radio frequencies for electronic communications services, numbering, naming and addressing, rights of way, co-location and facility sharing, and accounting separation and financial reports. It also introduced a new concept and scheme for determination of operators with significant market power, which largely corresponds to the competition law concept of dominant position, and established a set of procedures to ensure the

harmonized application of the 2003 Framework across the EU, including, *e.g.*, through cooperation among the NRAs within the "European Regulators Group".

- Directive 2002/19/EC of the European Parliament and of the Council of 7 March 2002 on access to, and interconnection of, electronic communications networks and associated facilities (the "Access and Interconnection Directive"). This Directive set out objectives for the NRAs with regard to access and interconnection, and laid down procedures to ensure that obligations imposed by the NRAs are reviewed and, where appropriate, withdrawn once the desired objectives have been achieved. "Access" as defined in this Directive did not cover access by end-users. See "— Price Regulation — Interconnection Access and Pricing".
- Directive 2002/20/EC of the European Parliament and of the Council of 7 March 2002 on the authorization of electronic communications networks and services (the "Authorization Directive"). This Directive harmonized and simplified the authorization rules and conditions for the provision of electronic communications networks and services in order to facilitate their provision throughout the EU. Specifically, the Directive called for the replacement of individual licenses by general authorizations, while an individual scheme for attributing frequencies and numbers may continue to exist. See "— Licensing and Notification Requirements".
- Directive 2002/22/EC of the European Parliament and of the Council of 7 March 2002 on universal service and users' rights relating to electronic communications networks and services (the "Universal Service Directive"). This Directive defined the minimum set of electronic communications services of a specified quality to which all end-users should have access, at an affordable price in the light of specific national conditions, without distorting competition. The Directive also set out obligations with regard to the provision of certain mandatory services such as the retail provision of leased lines. See "— Public Service — Universal Service".
- Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (the "Directive on Privacy and Electronic Communications"). This Directive required Member States to ensure an equivalent level of protection of fundamental rights and freedoms, and in particular the right to privacy, in connection with the processing of personal data in the electronic communications sector and to ensure the free movement of such data and of electronic communications equipment and services in the EU. See "— Data Protection".
- Commission Directive 2002/77/EC of 16 September 2002 on competition in the markets for electronic communications networks and services (the "Competition Directive"). This Directive required the abolition of special and exclusive rights for all electronic communications services and networks. Its adoption was deemed necessary given that Directive 96/19/EC with regard to the implementation of full competition in telecommunications markets only covered telecommunications services and networks while the new framework takes into account convergence of the electronic communications sectors. See "— Special Status of Operators with Significant Market Power".
- Regulation (EC) 2887/2000 of 18 December 2000 on unbundled access to the local loop (the "Unbundling Regulation"). This Regulation required all operators of fixed public telephone networks with significant market power that are active in the EU to provide unbundled access to the local loop on a non-discriminatory, transparent and cost-oriented basis. See "— Unbundling of the Local Loop".
- Decision 676/2002/EC of the European Parliament and of the Council of 7 March 2002 on a regulatory framework for radio spectrum policy in the European Community (the "Radio Spectrum Decision"). This Decision established a policy and legal framework at the EU level in order to ensure consistency between the national spectrum policies and, where appropriate, harmonized conditions with regard to the availability and efficient use of the radio spectrum in EU policy areas such as electronic communications, transport and research and development.

The 2003 Framework requires Member States to impose on operators with significant market power regulatory obligations that are proportionate to the market failure found in such market. The legislative instruments constituting the 2003 Framework were supplemented by (i) the Commission Recommendation (C(2003)497) of 11 February 2003 on relevant product and service markets within the electronic communications sector susceptible to ex-ante regulation in accordance with the Framework Directive concerning the identification of product and service markets in which regulatory obligations can be imposed on operators designated as having significant market power (the "SMP Recommendation") that defines 18 specific markets, with the possibility for Member States to define additional markets, subject to the Commission's veto, and (ii) the Commission

Guidelines (2002/C165/03) of 11 July 2002 on market analysis and assessment of significant market power under the Community regulatory framework for electronic communications networks and services (the "Guidelines") to assist NRAs in conducting the required market definition studies and evaluating which operators possess significant market power in the various electronic communications markets.

The Member States were given 15 months, until 24 July 2003, to implement the 2003 Framework into their respective national laws (except for the Directive on Privacy and Electronic Communications for which the deadline for implementation was 31 October 2003). During the same period, each NRA was instructed to identify and conduct an analysis of each product and geographic communications market in its State (including the 18 specific markets identified by the Commission) in order to determine the existence of any operators with significant market power and, if so, the appropriate degree of regulation that should be applied after 25 July 2003.

Belgium

The 1991 Law

The telecommunications sector in Belgium is regulated through legislation adopted in the Belgian Parliament, a series of Royal and Ministerial Decrees and also BIPT decisions. The principal legislation governing Belgium's telecommunications sector is the 1991 Law. The main objective of the 1991 Law was to provide a legal framework for liberalizing the telecommunications sector. The 1991 Law also established a separate national telecommunications regulatory authority, the BIPT, and reorganized the Company as an autonomous public-sector enterprise. See "— National Regulatory Authority" and "— Status as an Autonomous Public–Sector Enterprise".

The 1991 Law initially implemented the first EU directives relating to ONP, services and terminal equipment. The legal framework has been revised over the last decade to implement the various EU directives liberalizing telecommunications services, beginning with the liberalization of value-added services in 1993 and the subsequent liberalization of mobile, paging, leased lines and alternative infrastructure in 1994 and 1996.

The Law of 19 December 1997 amended the 1991 Law by transposing the then-current EU Directives into Belgian law, including withdrawing the remaining exclusive rights relating to fixed-line voice telephony services and the operation of networks to support the provision of such services effective from 1 January 1998. The European Court of Justice subsequently determined that the Law of 19 December 1997 did not fully implement the EU Directives. Several Royal and Ministerial Decrees were subsequently enacted to complement the Law of 19 December 1997 and more accurately conform Belgian legislation to EU law.

Implementation of the 2003 Framework

The Belgian Government is working on the implementation of the 2003 Framework into Belgian law, but it missed the 24 July 2003 deadline to complete this process. On 8 October 2003, the Commission sent letters of formal notice, the first stage of infringement proceedings, to Belgium as well as France, Germany, Greece, Luxembourg, The Netherlands, Portugal and Spain, requiring these countries to comply within two months with those directives of the 2003 Framework that were to be implemented by 24 July 2003. In November 2003, the European Parliament adopted a resolution calling for a speedy completion of the infringement proceedings. On 17 December 2003, the Commission followed up on this action by sending reasoned opinions to the above Member States (except Spain), which had still not implemented the 2003 Framework in their national legislation. Following the sending of reasoned opinions, the Commission may initiate procedures before the European Court of Justice. At present, it is not possible to determine when the new legislation will be finalized, adopted and will enter into effect. It is unclear which, if any, of the provisions of the directives comprising the 2003 Framework are enforceable prior to their implementation, based upon the "direct effect" case law. Pursuant to the Programme Law of 22 December 2003, the BIPT has been granted the power to take all useful action in preparation of the implementation of the 2003 Framework.

Under Belgium's federal system, radio and television broadcasting fall within the competence of the regional governments. Given that the 2003 Framework applies to all electronic communications sectors, it is yet to be determined for what part of its implementation the regional authorities will be responsible. Some regional measures have already been adopted (*e.g.*, in the French-speaking Community) and others are in preparation (*e.g.*, in the Flemish-speaking Community). These regional measures may affect some of Belgacom's competitors. It is unclear what effect the regional legislation may have on Belgacom's business.

Pursuant to the 2003 Framework, the BIPT is required to perform an analysis of the markets on the basis of the principles set out by the Commission in its SMP Recommendation and Guidelines and assess which are competitive and which are not. Based on this analysis, the BIPT will be required to impose new regulatory obligations and/or amend existing obligations on operators with significant market power or withdraw existing obligations if the operator no longer has significant market power. Under the 2003 Framework, the BIPT must impose only those regulatory obligations that are necessary and proportionate to solve the competitive problem identified and must only impose regulatory obligations if general competition law does not suffice to remedy these competitive problems. In practice, this means that some operators with significant market power might be subject to only limited obligations, while some others might be subject to a larger set of obligations. The analysis of the markets will need to be updated regularly, at which time the BIPT will need to reassess the regulatory obligations it has imposed.

The BIPT has initiated the process of conducting market analysis in accordance with the recommendations set forth by the Commission in the SMP Recommendation and Guidelines. In February 2003, the BIPT launched a pre-consultation process with operators in the sector to gather information for use in refining the questionnaires for conducting its formal market analysis. In October 2003, the BIPT initiated the formal consultation. Information gathering and formal submissions by market participants are expected to be completed in the first half of 2004 and the BIPT will then conduct an analysis of the markets. Upon completion of this analysis, the BIPT is expected to publish its draft decision regarding the definition and competitive status of each market, together with any regulatory obligations it intends to impose on those operators designated as having significant market power. This draft decision will then be submitted to a public consultation process at national level. The BIPT analysis will also be notified for review to the Commission and the other NRAs. The timing of completion of the analysis, the national and European consultation processes and the enactment and publication of the measures and decisions of the BIPT are not known.

Current obligations imposed on operators with significant market power will remain in force until these market analyses have been carried out and the new measures adopted. See "— Special Status of Operators with Significant Market Power". On the basis of the current framework, the BIPT has in the past found the Company and its subsidiary Belgacom Mobile to have significant market power in several fixed-line and mobile telecommunications markets, respectively. Belgacom anticipates that after the requisite market studies are completed, the Company and Belgacom Mobile are likely to be found to have significant market power in a number of communications markets in Belgium also under the 2003 Framework. As a result, the Company and Belgacom Mobile may continue to be subject to regulatory measures more severe than those imposed on their competitors. They may also be subject to stricter review under competition law, all of which may limit Belgacom's business flexibility. Conversely, as markets are more narrowly defined, ex-ante regulations may also be imposed on some of the Company's and Belgacom Mobile's competitors. The BIPT has a large degree of flexibility regarding the timing of implementation and choice of remedies to counter anti-competitive effects identified in its analysis, so Belgacom cannot at this time estimate either the timing of such measures or the effect that such regulations and measures may have on its business.

National Regulatory Authority

In the past, the primary responsibility for the development of telecommunications policy in Belgium was exercised by the federal Minister of Telecommunications. The responsibility for telecommunications currently lies with the federal Minister of Economy, jointly acting with the federal Minister of Environment and Consumer Protection with respect to the implementation of the telecommunications legislation (these ministers are collectively referred to herein as the "Minister of Telecommunications"). In 1993, the BIPT was created as the NRA responsible for, among other things, monitoring the telecommunications market, allocating radio frequencies and numbers related to telecommunications services, defining objective and transparent criteria for establishing tariffs for interconnection and network access, regulating relationships among telecommunications companies, acting as a conciliator, settling disputes regarding interconnection and approving universal service cost calculations. Although the BIPT was set up to function as an independent NRA, the Minister of Telecommunications retained a degree of control over the BIPT and certain regulatory matters, including the issuance of licenses. This led to the Commission taking infringement action against Belgium.

As a result, on 17 January 2003, Belgium enacted legislation strengthening the BIPT's independence. The BIPT retained most of its existing powers and obligations, including those relating to the monitoring of markets, tariffs and the implementation of cost orientation, as well as interconnection and conciliation of disputes between operators. In addition, the BIPT was given the authority to grant authorizations and the final authority to approve reference offers. The BIPT's powers remain subject to some governmental control, such as governmental

oversight of certain of its regulatory powers and the requirement to publish an annual report on its activities. Pursuant to the new legislation, the Belgian Government will have the power to suspend certain BIPT decisions it deems contrary to the law or the public interest. However, a decree implementing this power is still to be adopted.

The new legislation also created the BIPT Council. The BIPT Council is the new head of the BIPT and is responsible for overseeing the day-to-day operations of the BIPT. It also has the power to represent the BIPT before the courts and to perform all actions required for carrying out the missions of the BIPT. The BIPT is to fund its operations from the proceeds received from licensing and other fees paid by all licensed operators, with the exception of concession fees paid by the mobile operators. The composition of the first BIPT Council was determined on 23 April 2003. Four members were appointed by the Belgian Government for six-year renewable terms.

Another law, which was also adopted on 17 January 2003, provides for an appeal procedure against BIPT decisions. Third parties, including the Minister of Telecommunications, may now appeal against BIPT decisions to the Brussels Appeal Court pursuant to a summary procedure that is normally applied to matters of special urgency. These appeals do not have a suspensive effect, unless (i) they are lodged against a BIPT decision to levy a fine for violation of the Belgian telecommunications regulatory framework, or a BIPT order to cease the operations of a network or the provision of a service or (ii) the Court grants suspensive effect to the appeal. Belgacom considers that the Brussels Appeal Court has authority to review decisions on both procedural and substantive grounds. Appeals were previously made before the Council of State, which had only limited authority to review BIPT decisions. Appeals initiated before 17 January 2003 remain within the competence of the Council of State. This second law also gives the Belgian Competition Council authority to resolve disputes regarding, among others, interconnection, special access and unbundling of the local loop. In addition, on the basis of its competence to monitor compliance with the 1991 Law, the BIPT still intervenes in these disputes between operators, in particular through conducting its own proceedings.

The new laws of 17 January 2003 are both being challenged before the Belgian Constitutional Court, notably by the Flemish regional authorities, on the basis of an alleged infringement of the constitutional separation of powers between the federal and the regional governments.

Regional authorities have been given competence regarding radio and television broadcasting (the eighteenth market defined in the SMP Recommendation). See "— Regulatory Framework — Belgium — Implementation of the 2003 Framework".

Licensing and Notification Requirements

The Belgian licensing regime provides for individual licenses for the provision of public fixed voice telephony services, public network infrastructure services (including, if requested by the operator, microwave transport and, provided certain requirements are met by the operator, fixed wireless local loop) and mobile telecommunications services. All other activities require only notification to the BIPT. As of 31 December 2003, the BIPT had granted 49 public network infrastructure licenses and 28 voice telephony licenses. The 2003 Framework replaced this individual licensing regime by a general authorization regime. Pending the implementation of the 2003 Framework into Belgian law, the BIPT issued two circulars dated 15 January 2004 establishing an interim regime which takes into account the 2003 Framework and pursuant to which the licensing requirements are replaced by a notification requirement for operators which started their activities after 24 July 2003.

The circulars do not change the existing regulations governing the use of frequencies and numbering, which are in principle still subject to, respectively, the individual licensing and the allocation regime. The status of the existing licenses is in principle not changed under the interim regime. Belgacom does not yet know what will be necessary to replace the existing individual licenses with general authorizations. However, the interim regime implemented by the BIPT under the circulars sets forth conditions for new entrants that are broadly similar to those applicable under the licensing regime.

The circulars also replaced the license fees by notification fees of an amount equivalent to the license fees previously applicable to fixed operators, with a slight increase. The current annual fees are €8,240 for fixed and mobile voice telephony services (€13,730 for significant market power operators) and €9,607 for public networks (€19,214 for significant market power operators) and a standard one-time filing fee of €546 for both public networks and telephony services. Belgacom does not yet know whether these fees will also apply to existing

licenses. These amounts are indexed to inflation on a yearly basis and may be increased by the BIPT to cover its administrative costs.

A license under the 1991 Law may be suspended or revoked, in whole or in part, if the operator commits major, uncorrected violations of the 1991 Law or the legislation implemented thereafter, or of any condition of the operator's license. The BIPT gives notice to any operator found to be in violation of applicable laws or its license conditions. Once notified, the operator is provided with time to remedy the violations or seek consultation with the BIPT regarding the actions necessary to ensure compliance. Failure to comply may result in the imposition of administrative fines of up to 5% of the operator's turnover in the relevant business sector (with a maximum of €12.5 million). For serious or repeated offenses that are not remedied, the BIPT may decide to suspend the operator's license.

Fixed-line Infrastructure and Services

The Company received its licenses for voice telephony and public network services on 21 April 1999. The term of its public network license is indefinite. The license term for its voice telephony license is 15 years expiring in 2014 and may be renewed for consecutive 10-year periods. At this time, Belgacom does not believe that the replacement of the individual license scheme by a general authorization scheme as a consequence of the implementation of the 2003 Framework will affect the continuity of the Company's corresponding activities.

On 15 February 2001, the Company was awarded a nationwide public network license, also covering wireless local loop services for 167 municipalities, replacing its public network license of 21 April 1999. Three other operators were also granted WLL licenses. The Company has placed the roll out of its wireless local loop network on hold due to market conditions. The license conditions contain no penalties in the event of non-deployment, but the BIPT does have the discretion to withdraw the granted frequencies associated with the WLL licenses in the event of non-use. In February 2003, the Company communicated to the BIPT its intention not to use the first set of frequencies it was issued. The BIPT has therefore withdrawn the right to use these frequencies. According to the BIPT, the frequencies remain available for the provision of WLL services should the Company or another provider seek to utilize them. On 14 January 2004, the Company communicated to the BIPT its intention not to use the second set of frequencies it was issued. The BIPT has not yet replied to the Company in that respect.

Mobile Services

The Company's subsidiary Belgacom Mobile was granted a GSM 900 license on 2 July 1996 (retroactive to 8 April 1995). DCS 1800 frequencies were then granted to Belgacom Mobile pursuant to a Royal Decree of 24 October 1997, which modified the Royal Decree of 7 March 1995 regarding the establishment and operation of GSM mobile telephone networks. The license term is 15 years, expiring in 2010, and may be renewed for additional terms of five years. The provisions of the license require Belgacom Mobile to meet certain coverage requirements for the Belgian territory and population in each of the first eight years of the license. Belgacom Mobile believes that it has met these requirements, since it currently provides services covering over 99% of the Belgian population. Belgacom Mobile notifies its tariffs for the provision of retail services to the BIPT. In certain circumstances, Belgacom Mobile may also be required to submit modifications in its tariff structure for the prior approval of the Minister of Telecommunications..

In March 2001, Belgacom Mobile was awarded a UMTS license when its bid of €150.2 million was accepted by the Belgian Government. The UMTS license was granted for 20 years, expiring in 2021, and may be renewed for consecutive five-year periods. The license authorizes Belgacom Mobile to offer third generation mobile services. UMTS licenses were also granted to Mobistar and BASE. A fourth license remains available for purchase but Belgacom is not currently aware of any parties that are interested in purchasing this license. Provisions in the three UMTS licenses granted by the Belgian Government as modified by Ministerial Decrees currently require that the first commercial services be introduced by September 2003, with a requirement that 30% of the country be covered by 1 January 2006, 40% by 1 January 2007, 50% by 1 January 2008 and 85% by 15 March 2009. The Minister of Telecommunications has also specified the obligations to be met for the initial commercial roll out clarifying that the commercial roll out obligation did not include an obligation to offer UMTS services commercially, but rather to technically launch the network.

Belgacom Mobile launched technical trial operations of its UMTS network in July 2003 and is on schedule to meet the other coverage requirements. On 27 October 2003, the BIPT confirmed that Belgacom Mobile, along with the other UMTS license holders, had met the obligations set forth for the initial commercial roll out.

The BIPT circulars of 15 January 2004 clarified the conditions under which the Belgian market is opened to MVNOs, *i.e.*, operators offering mobile services using another operator's network. These operators are subject to a notification requirement. In addition, on 13 February 2004, the BIPT launched a public consultation proposing modifications to the current regulatory framework to effectively allow public mobile services providers, including MVNOs, to deploy their activities. The BIPT considers that under the current regulations, MVNOs have rights to interconnection, access to the local loop and to numbering capacity. The proposed modifications would also give MVNOs rights to number portability and would extend a number of obligations imposed on current licensed mobile operators to MVNOs, such as data protection regulations.

In addition, the 1991 Law also requires Belgacom Mobile, along with other public network operators, to provide shared access to towers or masts at cost-based fees.

Special Status of Operators with Significant Market Power

The 1991 Law imposes specific obligations on fixed line license holders with significant market power. Once a year, in compliance with the 1991 Law, the BIPT establishes a list of operators with significant market power in specific telecommunications markets, based on market power in the entire Belgian territory. The major regulatory obligations imposed on such operators include (i) transparent and cost-based rates for fixed-voice telephony, leased lines, interconnection, special access, local loop unbundling and bitstream access, (ii) non-discrimination between customers or between the operator's own services and services offered to competitors, (iii) accounting separation, (iv) the obligation to meet any reasonable request for interconnection and access, (v) publication of reference offers and (vi) obtaining prior BIPT approval for wholesale regulated rates and reporting retail rates to the BIPT.

Since 1999, the BIPT has consistently designated the Company as an operator with significant market power in the voice telephony, public network and leased lines markets.

Belgacom Mobile has been identified as having significant market power in the mobile and interconnection markets since 1999 and 2000, respectively. As a result of its designation as operator with significant market power in the mobile market, Belgacom Mobile is subject to obligations of non-discrimination and transparency, as well as the duty to meet all reasonable requests for interconnection and special access to its network. As a significant market power operator, Belgacom Mobile is also required to file tariffs for its interconnection services with the BIPT. Further, as a result of its designation as an operator with significant market power in the interconnection market, Belgacom Mobile must observe the principle of cost orientation in respect of its interconnection tariffs. See "— Price Regulation — Interconnection Access and Pricing".

Mobistar has also been identified as having significant market power in both the mobile and the interconnection markets since 2002 and 2003, respectively.

Pursuant to the 2003 Framework, the concept of significant market power will be revised and will be assessed by the BIPT pursuant to the SMP Recommendation and on the basis of the Guidelines. See "— Regulatory Framework — Belgium — Implementation of the 2003 Framework". It is anticipated that, following the BIPT's re-assessment, the Company and Belgacom Mobile will continue to be designated as significant market power operators in certain markets. At this time, however, it is not possible for Belgacom to state with certainty what effect the implementation of the 2003 Framework into Belgian law will have on it or whether it will be subject to additional regulatory obligations.

Price Regulation

The 1991 Law requires fixed-line operators with significant market power to offer cost-based tariffs for six product and service groups: voice telephony, leased lines, interconnection, unbundling of the local loop, bitstream access and special access. Revenues from services for which an undertaking has been designated as having significant market power may not be used to subsidize other products and services.

Under the 2003 Framework, the BIPT is required to conduct an analysis of the retail and wholesale markets and to re-assess the Company's and Belgacom Mobile's significant market power designations based on the new definition of significant market power and, where appropriate, to impose proportionate remedies. See "— Regulatory Framework — Belgium — Implementation of the 2003 Framework".

Voice Telephony

The Company's individual retail rates are not subject to the prior approval of the BIPT, but the BIPT does possess the authority to verify that the rates for voice telephony services are cost-oriented. The Company, as a significant market power operator, must make its rates publicly available and must inform the BIPT and customers of any modification to its rates.

The 1991 Law provides that the voice telephony retail tariffs offered by the Company or any other universal service provider have to be affordable. The BIPT is in charge of ensuring that these tariffs are properly calculated by the Company and possible other universal service providers. To ensure affordability, a price cap for voice retail tariffs has been set in the regulations. This price cap applies to a basket of services comprising initial installation and activation, the monthly base fee and per minute charges for national and international calls.

Leased Lines

Under the 1991 Law and the Royal Decree of 3 October 1999, operators with significant market power must provide leased lines on a cost basis. The BIPT has classified the leased line market into three segments: analog leased lines, digital leased lines of less than or equal to 2 Mbps and digital leased lines of greater than 2 Mbps. In September 2002, the Company presented its leased line cost model to the BIPT, with a view to confirming that the existing rate structure reflects actual costs. The BIPT's analysis of this cost model is still underway. The Company, as a significant market power operator, must make its rates publicly available and must inform the BIPT and customers of any modification to its rates.

Wholesale Services' Prices

The prices for regulated wholesale services (*e.g.*, local loop unbundling, bitstream access, interconnection) are subject to the prior approval of the BIPT through its approval of reference offers (see "— Interconnection Access and Pricing" and "— Unbundling of the Local Loop").

The prices for commercial (unregulated) wholesale services are not subject to the BIPT's prior approval, but certain services such as leased lines are subject to the principles of cost-orientation.

Interconnection Access and Pricing

The 1991 Law provides that an operator with significant market power in the infrastructure market has the obligation to meet any reasonable request for interconnection and access under cost-based and non-discriminatory terms and conditions. The Company, as such an operator, is also required to make available annually a reference offer (BRIO), which it submits to the BIPT in draft form by 15 August of each calendar year. The BRIO includes all necessary rates, technical and operational procedures, co-location procedures and general contractual provisions. Competitors wishing to obtain a different type of interconnection from the one stipulated in the BRIO may also choose to enter into negotiations with the Company for an individualized interconnection agreement by submitting their own requests to the Company, under the supervision of the BIPT. If no agreement can be reached between the parties within the time limit set by the BIPT, then either party can ask for the intervention of the BIPT. Pursuant to the Law of 17 January 2003, the parties may also submit their dispute to the Belgian Competition Council.

Other operators are given the opportunity to provide public comments on the draft BRIO, after which the BIPT publishes an advice stating which modifications must be made by the Company. The Company then has one month to make the modifications. In the past, the BRIO was proposed by the Company, reviewed by the BIPT and had to be approved by the Minister of Telecommunications. Under the new Law of 17 January 2003, the BIPT has the power to approve future BRIOs. The BRIO is available on a non-discriminatory basis to all operators, including the internal departments and subsidiaries of the Company.

A key element of the BRIO is the compensation the operator providing the interconnection will receive for conveying calls originating or terminating on its network. From 1998 to 2003, the Company's permissible interconnection charges dropped by approximately 50%. The BIPT issued a decision regarding the BRIO 2004 on 16 December 2003, which resulted in a reduction of the interconnection tariffs as compared to the BRIO 2003 tariffs. Terminating and collection IAA ("Intra Access Area") tariffs have been reduced by approximately 10% and 12%. Local terminating and collection tariffs have been reduced by approximately 12% and 14.5%, and the terminating EAA ("Extra Access Area") tariff by approximately 3%. The BIPT is in the process of reviewing the

cost methodology to evaluate the Company's fixed interconnection tariffs. There can be no assurance that these tariffs will not be reviewed in the course of 2004.

The Company had concluded 21 interconnection agreements with competing operators as of 31 December 2003.

As an operator with significant market power, Belgacom Mobile must also grant any reasonable request for interconnection. Belgacom Mobile is not required to publish an annual reference interconnection offer. All interconnection requests by other network operators are the subject of commercial negotiations. Any unresolved issues in such negotiations can be referred to the BIPT or submitted to the Belgian Competition Council for resolution. Belgacom Mobile has concluded nine interconnection agreements with network operators as of 31 December 2003.

As an operator with significant market power in the interconnection market, Belgacom Mobile's interconnection tariffs are also subject to the obligation of cost orientation. On this basis, the BIPT ruled in December 2001 that rates for terminating calls on the Belgacom Mobile network must decrease by approximately 50% over four years. The BIPT expresses rate decreases as a percentage decrease from Belgacom Mobile's interconnection tariffs, as adjusted for inflation by reference to the RPI. The last reduction in respect of the December 2001 decision is due to be implemented on 1 July 2004.

In addition, as an operator with significant market power in the mobile market, Belgacom Mobile is obliged to apply non-discrimination principles for its termination charges. In its decisions concerning the cost-orientation of the interconnection tariffs of the mobile operators designated as having significant market power, the BIPT has linked this principle of non-discrimination also to the level of the retail tariffs which the mobile operator with significant market power charges to its own retail clients.

Interconnection Charges by Other Carriers

Interconnection rates charged by other licensed fixed-line operators are not subject to similar cost controls and competitors have recently introduced non-reciprocal interconnection rates. For example, Telenet increased its termination charges by 427% in August 2002 and Versatel increased its termination charges by 670% in April 2003. The Company challenged the reasonableness of these interconnection arrangements with the BIPT and in the Belgian courts. In June 2002, the BIPT upheld the reasonableness of the Telenet tariffs. On 19 February 2004, the President of the Commercial Court of Brussels decided that he had no jurisdiction in relation to the action brought by the Company against Versatel. As a result of the non-reciprocal interconnection rates of Telenet, the Company implemented a retail tariff differentiation to recover the higher cost from its customers.

Challenges to the reasonableness and lawfulness of these tariffs are currently pending in several forums. On 20 January 2004, the President of the Commercial Court of Mechelen declared that he had no jurisdiction in relation to the matter. The Company intends to use all regulatory and legal means to prevent what it considers to be excessive tariff increases and has decided to lodge an appeal against the above decision of the President of the Commercial Court of Mechelen. If the increased termination charges are upheld, the Company intends to request a clear and planned phase out of the difference between competitors' tariffs and its own tariffs in the coming years and a more appropriate alignment with the situation in other EU countries.

Mobile operators which are not deemed to have significant market power, such as BASE, are not subject to the same cost controls as Belgacom Mobile. However, operators with significant market power, such as the Company and Belgacom Mobile, are only obliged to accept termination rates that are reasonable. On that basis, the reasonableness of BASE's termination rates was challenged before the BIPT Council which, on 29 August 2003, decided to approve BASE's increase of termination rates as of 1 October 2003 with the change of its peak-hours until 10 pm and the suppression of low weekend tariffs. Belgacom Mobile appealed against the BIPT decision approving these interconnection arrangements before the Brussels Court of Appeal. The dates and outcomes of the appeal proceedings are not known yet.

In September 2003, the BIPT ruled that Mobistar, as a result of its designation by the BIPT as an operator with significant market power, should decrease its termination charges by 6% as of 1 November 2003 and by an additional 6% as of November 2004. The BIPT expresses rate decreases as a percentage decrease from an operator's interconnection tariffs, as adjusted for inflation by reference to the RPI. Belgacom Mobile has appealed against this BIPT decision arguing that the reductions imposed on Mobistar by the BIPT were

insufficient to be compliant with the regulatory obligations of Mobistar as an operator with significant market power.

Special Access

Reference offers specify the points at which competing operators are entitled to interconnect with the Company's network. As operators with significant market power, the Company and Belgacom Mobile must also meet any reasonable request for access to their network at points other than those specified in the reference offers. Under the existing law, this type of "special access" to a network and related resources are the subject of a negotiated agreement between the parties, except for bitstream access for which a reference offer exists. Under the Access and Interconnection Directive, the "special access" distinction will be eliminated and the Company, as a significant market power operator, may be required to modify the terms and conditions contained in its reference offers.

Numbering

The BIPT manages the national numbering plan and allocates numbers to operators. Belgacom believes it has been allocated sufficient numbers to satisfy its foreseeable needs.

Carrier Selection and Pre-selection

The Royal Decree of 22 June 1998 (voice telephony) required fixed operators designated as having significant market power and operators controlling access to the fixed line end-user to offer carrier selection on a per-call basis beginning 1 January 1998 and carrier pre-selection from 1 January 2000. The carrier selection code ("CSC") enables users to have their traffic carried by any carrier simply by dialing that carrier's four-digit CSC before each call. Since the introduction of carrier pre-selection ("CPS") in 2000, the code of the customer's regular carrier does not have to be dialed before each call if the customer requests CPS activation with its alternative provider. The user then only has to dial the number of the called party. The network itself dials the access code. The user nevertheless can still choose another carrier by dialing its four-digit CSC manually before any call. The bill for such a call is then issued directly by that other carrier, which pays the originating carrier for the use of its network. The Company has implemented both carrier selection and carrier pre-selection.

Number Portability

Number portability enables mobile customers to keep their GSM number when switching to another mobile operator and fixed-line customers who wish to change carriers to keep the telephone number assigned to them by their initial operator. Fixed-line number portability was introduced in Belgium on 17 January 2000. Mobile number portability took effect on 1 October 2002.

A Royal Decree of 16 March 2000 organized the central reference databank for number portability. A non-profit agency with a rotating presidency was set up to manage the shared database of numbers, and to act as a platform supporting portability. The Company and Belgacom Mobile are members of this non-profit agency, as are most telecommunications operators in Belgium.

The BIPT issued a decision on 16 September 2003 regarding the inter-operator fees for mobile number portability, which is subject to an appeal lodged by Mobistar before the Brussels Court of Appeal.

Accounting Separation

The 1991 Law provides that fixed-line operators may not use revenues from telecommunications services for which they are designated as having significant market power to cross-subsidize other telecommunications services. Therefore, operators must keep their accounts in such a way that operating results for telecommunications services for which they have significant market power are separate from those related to other telecommunications services. The Royal Decree of 4 October 1999 sets out the accounting principles to be applied to ensure accounting separation at least between the following groups of activities: (i) core network, (ii) local access networks, (iii) retail activities such as supplying voice telephony services and leased lines and (iv) other telecommunications activities.

The Company maintains separate accounts in order to comply with these requirements. The Company's separate accounts for 2000 and 2001 were audited by its independent auditors and found to be in compliance with

the relevant regulatory and legal obligations. It is expected that the BIPT, which verifies these separate accounts, will publish a statement of compliance for 2000 and 2001 in the coming months. Separate accounts for 2002 will also be subject to an external audit. The estimated time to complete such an audit is between three and four months. Auditors will be selected by the Company after the BIPT approves of the terms of the audit and the short list of possible auditors. The Company sent these proposed terms and this list of auditors to the BIPT on 7 October 2003. The BIPT has not yet responded to the Company's proposal.

Unbundling of the Local Loop

On 18 December 2000, the Unbundling Regulation was adopted, requiring incumbent operators to grant their competitors unbundled access to the local loop under transparent, fair and non-discriminatory conditions. The local loop refers to the physical twisted metallic pair circuit in the fixed public telephone network connecting the network termination point at the customer's premises to the main distribution frame or equivalent facility. Unbundling access to the local loop means in essence authorizing other operators to use, in whole or in part, the local loops of incumbent operators to provide voice services or to install new technologies, such as broadband ADSL services. Under the Unbundling Regulation, incumbent operators must publish a reference offer for unbundled and shared access to the local loop, including the rates and procedures. The rates must be cost-based.

The Belgian State imposed certain additional obligations in a Royal Decree of 12 December 2000, modifying the Royal Decree of 22 June 1998 on the conditions for the establishment and operation of public telecommunications networks. Under the 1998 Royal Decree as amended, the Company was also required to provide bitstream access and to observe the principle of cost orientation for this type of access. As of the date of this Offering Memorandum, all of the Company's local networks are open, and bitstream access is available at each ATM switch in service.

Every year, the Company must submit to the BIPT its draft reference offers for the various types of unbundled local loop access services (*i.e.*, BRUO and BROBA). The BRUO offers full unbundled access ("raw copper") for PSTN/ISDN services ("Raw Copper Type 1") and for ADSL/SDSL technologies ("Raw Copper Type 2"), as well as shared access ("Shared Pair") at the local loop level and at the sub-loop level. The BRUO also contains the full range of contractual clauses, service descriptions, technical specifications, planning and operations, access to OSS, information for operators, pricing and SLAs.

Bitstream access was initially offered at the local level (*i.e.*, in the local exchange building or central switching office). This offer was called BROBA I. Under this offer, access was given to the Company's DSLAM installed at the central office. A competing operator had to install its transmission equipment and bring its infrastructure to the central office. The BIPT did not consider this offer as sufficient and required the Company to develop an offer for bitstream access at a remote level. This second offer was called BROBA II – Data Connectivity ADSL. Under BROBA II, access is provided at the ATM switch. This means that a competing operator is able to cover the entire national territory by connecting to one or more ATM access points.

The BIPT regularly requires the Company to develop new working procedures and adapt the technical specifications of the network to accommodate bitstream access requests from competitors. The Company does not believe that it is being adequately or fairly compensated for developing and providing such bitstream access. As a result, the Company is no longer certain that it will be able to continue to recover all of its development costs.

The Company has lodged several appeals before the Council of State (the former appeal authority) and more recently before the Brussels Court of Appeal challenging portions of the BIPT decisions regarding BRUO and BROBA. These appeals are currently pending.

On 23 December 2003, the BIPT issued a decision regarding the BRUO 2004, pursuant to which (i) installation fees remain on average the same (with, depending on the type of service, variations as compared to the BRUO 2003 tariffs), (ii) rental fees for Raw Copper are slightly reduced and (iii) rental fees for Shared Pair are reduced by approximately 27% as compared to the BRUO 2003 tariffs. On 19 February 2004, the BIPT published a decision dated 2 February 2004 regarding the pricing aspects of the BROBA 2004, pursuant to which (i) installation fees remain on average the same, (ii) compared to the BROBA 2003 tariffs, rental fees for broadband lines change between approximately -5% and +2% depending on the type of service and (iii) fees for the use of transport capacity (ATM network) vary following a change in pricing structure and based upon the configuration used by an operator. The decision regarding other aspects of the BROBA 2004 offer has not been issued yet.

Access to the Other Parts of the Network

In addition to the current level of unbundling required of the Company, the Access and Interconnection Directive allows the NRAs such as the BIPT to require that additional facilities and services of a significant market power operator be made available to other operators. The requirement may cover, among other things, access to parts of networks, buildings, antenna towers and software systems. Belgacom cannot currently predict the effect on its business and operations of the implementation of the Access and Interconnection Directive into Belgian law.

Public Service

The Belgian Government has imposed three types of public obligations on the Company, in light of its size, its experience and its status as an autonomous public-sector enterprise.

Universal Service

The Company is the universal service provider in Belgium and is required to provide basic fixed-line telecommunications services at an affordable price to any residential or business customer in Belgium that requests service. Belgian law defines the basket of services that makes up the universal service obligation (the "USO"). The USO includes the provision of (i) access to the public telecommunication network allowing for the use of telephones, faxes and modems, (ii) free access to emergency services, (iii) directory assistance, (iv) continuous delivery of voice telephony service in the event of non-payment of bills ("lifeline services"), (v) public payphones and (vi) special rates for the elderly, handicapped and low-income individuals ("social rates"). The Company is also required to maintain quality of service standards, including compliance with time frames set for initial connection and repair time as well as a specified ratio of public payphones to population density. Universal service must be provided at or below cost, and the 1991 Law has set a cap on prices to maintain the affordable nature of universal service.

In 2002, the industry ombudsman made a suggestion that ADSL services be added to the basket for the USO. The issue was debated by the industry's Consultative Committee, which concluded that it was unnecessary to add ADSL to the USO due to the existing high penetration of ADSL in Belgium (ADSL services are available to approximately 98% of the Belgian population). The Consultative Committee recommended to the Minister of Telecommunications that ADSL not be included in the USO. However, consideration is being given by the Minister of Public Sector Companies and members of the Belgian Parliament to include some access to broadband services as part of the future USO. A debate regarding the inclusion of broadband access among the services that make up universal service also took place at the EU level, but the Commission ultimately decided that this measure was premature. Further, Member States remain free to impose special measures outside the scope of universal service, but they may not finance them by means of contributions from operators.

Consideration is also being given by the Minister of Public Sector Companies and members of the Belgian Parliament to include certain mobile services as part of the future USO.

All operators of public telecommunications networks and suppliers of public voice telephony and mobile operators with annual turnovers exceeding €12,400,000 (including the Company and Belgacom Mobile), are required to contribute to the Universal Service Fund (the "Fund"). The Company's calculation of the net cost of its USO for 2001 was approximately €92 million and the Company requested activation of the Fund in January 2002. The BIPT approved the calculation and amount in October 2002. However, further to a claim made by another operator, the BIPT has started to review the methodology of the Company's cost calculation. The Belgian Government is waiting for the results of such review before making a final decision as to the activation of the Fund.

Each year, the BIPT evaluates the manner in which the Company has fulfilled its universal service obligations and issues a report on the matter. For 2002, the BIPT concluded that the Company had fulfilled its major universal service obligations, including adherence to price cap regulations, time frames for providing service, publication of information and the provision of social rates. While there remain open issues regarding repair times and the number and operation of public payphones, Belgacom does not believe these will have a significant effect on its business or revenues.

Universal Access

Under the Company's public service commitments, it is also obligated to provide universal access to leased lines, public switched data services, telex and telegraph and its ISDN network. These obligations may be imposed on other operators, if they are found to have significant market power in a specified market.

Missions of General Interest

Pursuant to the terms of the Management Contract that the Company concluded with the Belgian State, the Company is required to provide certain "missions of general interest" to the Belgian public. Under this provision, the Company is required to provide limited services for civil defense and is responsible for ensuring Internet connectivity to hospitals, schools and libraries in Belgium. These services are partially funded by the Belgian State.

The Company is also required to provide Belgian press agencies as well as national newspapers and certain weekly magazines with a 50% discount on their monthly rental fees and traffic costs. The Company does not recoup these costs from the Belgian Government.

"Missions of general interest" may be, but to date have not been, imposed on other operators.

Rights of Way

Current federal legislation provides for free rights of way on the public domain for the provision of public infrastructure telecommunications networks. Operators benefiting from these rights must nevertheless return all public areas in question to their original condition. In June 2002, the Flemish regional authority introduced a rights of way permit, with an applicable fee for the use of the regional public domain. An annual fee is applied per meter of cable in the ground or per mast, pylon, base station or antenna constructed, although the majority of the local access network is excluded from the application of this rights of way fee. The Minister of Telecommunications has initiated proceedings before the Belgian Council of State to annul the Flemish government's decision imposing the fees, arguing that it violates federal law according to which no fees may be charged for rights of way use. On various occasions, other regions and municipalities have announced plans to introduce similar fees on the use of the public domain. A few municipalities have done so, without, however, any material impact on Belgacom's business. In addition, various draft bills have been introduced, the most recent one still being pending, the purpose of which is to enable regions and municipalities to require the payment of fees for the use of the public domain by telecommunications operators. The widespread adoption of such fees, the validity of which is being challenged, could have a significant adverse impact on telecommunications operators, including the Company and Belgacom Mobile.

Discussions are also underway in the regional governments to institute environmental permits for the construction of mobile transmission towers. The introduction of environmental assessments and a permit requirement could cause delay, increase costs or make it more difficult for mobile operators, including Belgacom Mobile, to expand their GSM networks and to roll out their UMTS networks.

Liability of Internet Service Providers

The Law of 11 March 2003 on certain legal aspects of information society services provides for an exclusion of liability for ISPs responsible for mere conduit, caching (*i.e.*, the temporary copying of information for technical purposes) and hosting, under certain conditions. This law is being challenged before the Belgian Constitutional Court by the Flemish regional authority on the basis of the constitutional separation of powers between the federal and the regional governments.

ISPs have no general monitoring obligations. They must, however, promptly inform the competent judicial and administrative authorities of alleged illegal activities of which they become aware. In addition, under certain conditions, an ISP must take down infringing information upon notice of an infringement, when such ISP is responsible for hosting and, under stricter conditions, when it is responsible for caching.

Regulation of Pre-paid Services

Belgacom Mobile offers pre-paid services. Subject to the adoption of a Royal Decree implementing the relevant provisions of the 1991 Law, the use of pre-paid cards may become subject to the mandatory

identification of their users. The impact of such measure on Belgacom Mobile's business will depend on the modalities that may be required for such identification, which are currently unknown.

In addition, to the extent the provision of certain services via pre-paid cards could be regarded as issuance of electronic money, such services would become subject to the Law of 22 March 1993 on the status and supervision of credit institutions, as amended on 25 February 2003 with respect to electronic money institutions (to implement Directive 2000/46/EC of the European Parliament and of the Council of 18 September 2000 on the taking up, pursuit of and prudential supervision of the business of electronic money institutions), which restricts the business of issuing electronic money to duly licensed credit institutions and electronic money institutions.

Data Protection

The processing of personal data in the EU is regulated by Directive 95/46/EC of the Parliament and of the Council of 24 October 1995. Specific supplemental rules for the communications sector were set out in Directive 97/66/EC of the Parliament and of the Council of 15 December 1997 concerning the processing of personal data and the protection of privacy in the telecommunications sector. This Directive has been replaced by the Directive on Privacy and Electronic Communications 2002/58/EC of 12 July 2002, which was to be implemented into national law by 31 October 2003, and covers, among other things, location data and telecommunications traffic data. Following the expiry of the deadline to implement the Directive on Privacy and Electronic Communications, the Commission launched on 5 December 2003 infringement proceedings against nine Member States, including Belgium, for failure to notify implementation measures. See "— Regulatory Framework — The European Union — The 2003 Framework".

Processing of Traffic Data

Under the current data protection scheme applicable in Belgium (still based upon Directive 97/66/EC), traffic data may be retained and processed only for the purpose of billing and interconnection payments, and only up to the end of the period during which the bill may be lawfully challenged or payment may be pursued. Traffic data can also be used for direct marketing purposes, subject to the consent of the individual, and for fraud prevention purposes. Traffic data not used for those purposes must be erased or made anonymous on termination of the call. The Directive on Privacy and Electronic Communications includes a similar but broader provision that applies to all electronic communications and creates further opportunities to store traffic data for marketing purposes and for the provision of value-added services, subject to the consent of the individual to whom the data pertains. Member States may adopt legislation deviating from the obligation to erase traffic data where necessary, for instance for national security reasons or for the prevention or prosecution of a crime. The Directive on Privacy and Electronic Communications retains this provision, but adds appropriateness and proportionality to the necessity test. Moreover, it prescribes that the retention period shall be limited.

Belgian law presently requires the retention of traffic data for a minimum of 12 months for purposes of criminal investigations or national security, but it does not specify a maximum retention period.

Unsolicited Calls, Faxes and E-mails

The Directive on Privacy and Electronic Communications requires Member States to adopt an opt-in approach to all forms of electronic communications for purposes of direct marketing, including electronic mail (e-mail, SMS, MMS), automatic calling machines and facsimile machines. In conformity with this Directive, Belgium has adopted an opt-in approach to unsolicited electronic messages through the Law of 11 March 2003 on certain legal aspects of information society services and the Royal Decree of 4 April 2003 aiming at regulating the sending of advertising by electronic mails. Subject to certain exceptions, users must have given their prior consent before such messages can be sent to them. The Directive does, however, permit a choice between an opt-in or an opt-out regime for unsolicited calls by physical persons. Belgacom continues to apply an opt-out regime in this specific context.

Competition Law

Belgacom and its competitors in the telecommunications sector, as any other economic sector, are also subject to EU and national competition (antitrust) rules. The EU competition rules, based on Articles 81 and 82 of the EC Treaty, are directly applicable in Belgium. These provisions prohibit collusion between competitors that could affect trade between Member States and that has the objective or effect of restricting or preventing competition within the European Community, as well as any anti-competitive behavior by a company having a

dominant position in the market. The Belgian national competition rules contain identical provisions that are applicable from the moment the Belgian market (as opposed to the European market) is affected. The Commission, the Belgian Competition Council and the Belgian civil courts have jurisdiction in cases involving any violation or suspected violation of these provisions.

The Company is involved in various proceedings in relation to competition matters including alleged price squeezes between fixed interconnection tariffs and the incumbent's retail tariffs as well as the discounts applied thereto. For example, after the Company launched a specific program designed for its largest corporate customers called the "Benefit Excellence Program", some competitors filed a complaint with the BIPT and the Belgian Competition Council in September 2002 alleging that this tariff plan constitutes an abuse of a dominant position in the form of a price squeeze and requesting the suspension of the program. The case is still pending. See "Business — Legal Proceedings".

In addition to investigating complaints filed by interested third parties and conducting own-initiative investigations, the Commission also has the power to carry out so-called sector enquiries covering a specific sector of industry. The Commission has used these powers for several enquiries into certain aspects of the telecommunications sector covering leased lines, local loop competition and roaming. These enquiries concern the market situation in all EU Member States, including Belgium.

On 14 November 2003, Belgacom Mobile entered into a framework agreement with an affiliate of Vodafone which will serve as the basis for further cooperation between Belgacom Mobile and Vodafone. See "Business — Mobile Communications Services — Relationship with Vodafone". On 20 February 2004, this agreement was notified to the Belgian Competition Council. Upon notification of the agreement to it, the Belgian Competition Council has started an investigation for which no timeframe is set by law. Within six months after the conclusion of the investigation, the Belgian Competition Council is, however, required to issue its final decision.

The Company believes that there are no grounds for the Belgian Competition Council to oppose, or require changes to, the agreement. However, should the Belgian Competition Council conclude that the agreement restricts competition in the Belgian telecommunications market, it may require that Belgacom Mobile withdraw from the agreement, or that the agreement be amended. The Belgian Competition Council may also impose fines on both parties, which could amount to a maximum of 10% of each party's annual consolidated turnover. However, in such a case, the parties benefit from immunity for the period from the date of the notification.

Operations in Other Countries

Belgacom has established "Points of Presence" ("PoPs") in the United States and various countries and regions throughout Europe and Asia. These include Austria, France, Germany, Greece, Hong Kong, Italy, Japan, The Netherlands, Portugal, Singapore, Spain, Sweden, Switzerland and the UK. A PoP is an access point to Belgacom's telecommunications network that allows Belgacom to extend its international footprint. Belgacom offers wholesale voice and data services to other carriers and service providers seeking access to its network, and it also offers private leased line services on a retail basis to corporate customers. Belgacom has obtained the required authorizations to offer these various services. See "Business — International Carrier Services".

Due to the limited nature of Belgacom's activities in these countries, it does not expect that the national regulations of any of these countries will have a material impact on its business.

Status as an Autonomous Public-Sector Enterprise

The Company is an autonomous public-sector enterprise that has adopted the legal form of a limited liability company under Belgian public law (*société anonyme de droit public/naamloze vennootschap van publiek recht*). It is governed by the Belgian laws applicable to all private limited liability companies save to the extent that the 1991 Law, or other laws or regulations adopted pursuant thereto, provide otherwise.

The 1991 Law differs from ordinary Belgian corporate and commercial laws in certain important respects, including with respect to the appointment of directors, the composition and functioning of the Board of Directors, as well as the management of the Company, its shareholder structure and share capital and changes thereto, the distribution of profits, the status of its employees and the supervision by the Belgian State through a Government Commissioner and the Company's Board of Auditors. The Company is also subject to a specific insolvency and liquidation regime and some of its assets may not be subject to enforcement measures by creditors. These

provisions are discussed under "Management and Employees" and "Description of Share Capital and Corporate Structure".

The Company is further required to provide the public telecommunications service set out in the 1991 Law, which consists of universal service obligations, universal access obligations and certain specific "missions of general interest".

The terms and conditions governing the provision of these public telecommunications services were originally set forth in a five-year Management Contract entered into between the Company and the Belgian State in August 1992. The original Management Contract was renewed in 1998 for a period of three years and was extended by law to the date on which a new Management Contract will be entered into. The current Management Contract has a more limited scope than the original contract, as most of the Company's obligations with respect to the provision of public services have in the meantime been incorporated directly into the 1991 Law. Only the "missions of public interest" are still governed by the Management Contract.

The Company is also governed by certain provisions and principles of Belgian public and administrative law such as the obligation to disclose certain documents and records in order to comply with the legislation on administrative transparency, the obligation to provide an explanation when making certain decisions and the obligation to comply on the use of languages in administrative matters.

RELATIONSHIP WITH PRINCIPAL AND SELLING SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Belgacom has been responsible for telecommunications in Belgium since 1930 when the Company was founded as the *Régie des Télégraphes et des Téléphones - Regie van Telegrafie en Telefonie*, a public entity owned and controlled by the Belgian State. Throughout much of the Company's operating history, it has been the state-owned monopoly telecommunications provider in Belgium. The Company was renamed Belgacom in 1991, acquired managerial autonomy in 1992 and was transformed into a limited liability company under public law in 1994 as a result of which the Belgian State became a shareholder of Belgacom.

In March 1996, the Belgian State sold 50% less one share of the Company's share capital to ADSB, a Netherlands corporation owned, through holding companies, by SBC, TDC, SingTel (the "ADSB International Partners") and the Belgian Financial Partners.

Prior to 19 March 2004, ADSB was owned, indirectly, by SBC (34.9%), TDC (32.9%), SingTel (26.9%) and the Belgian Financial Partners (5.3%).

On 19 March 2004, ADSB purchased from the Belgian Financial Partners all of their shares in Financière ADSB B.V., the holding company through which they held their ownership interests in ADSB, in exchange for a number of the Company's ordinary shares representing the Belgian Financial Partners' indirect proportionate ownership interests in the Company. As a result, prior to the 2004 Ordinary Share Purchase, ADSB owned 177,619,040 ordinary shares and the Belgian Financial Partners owned, respectively, 3,750,000, 3,750,000 and 2,500,000 ordinary shares of the Company. KBC and Dexia have granted an Over-allotment Option to the Underwriters in relation to the ordinary shares of the Company they hold.

The following table sets forth the number of the Company's ordinary shares owned by the Belgian State, ADSB, the Belgian Financial Partners and the Company, immediately prior to the closing of the Offering and the number of the Company's ordinary shares they will own after the closing of the Offering, taking into account the 2004 Ordinary Share Purchase and the cancellation of the shares purchased under the 2003 Ordinary Share Purchase and assuming (i) that the Underwriters exercise the Over-allotment Option in full and (ii) that all shares offered to employees and officers of the Group under the DSPP will be sold.

	Shares owned prior to the closing of the Offering				Shares owned after the closing of the Offering		
	Number	%	% of voting rights	Number of shares to be sold in Offering	Number	%	% of voting rights
Belgian State	200,000,010	51.60	57.33	—	200,000,010	51.60	56.83
ADSB	138,857,135	35.82	39.80	138,857,135	—	—	—
Dexia	3,750,000	0.97	1.07	3,750,000	—	—	—
KBC	3,750,000	0.97	1.07	3,750,000	—	—	—
Sofina	2,500,000	0.64	0.72	—	2,500,000	0.64	0.71
Belgacom SA/NV	38,761,905	10.00	—	3,047,150(1)	35,714,755	9.21	—

(1) Ordinary shares offered under the DSPP.

Relationship with the Belgian State

The Belgian State as a Shareholder

Following the Offering, the Belgian State will continue to be the majority shareholder of the Company. Accordingly, it will have the power to control any decision at a meeting of the Company's shareholders requiring a simple majority vote.

The Company is a limited liability company under public law pursuant to the 1991 Law. General Belgian company law applies to the Company, except to the extent that the 1991 Law or any other Belgian laws, or regulations adopted pursuant thereto, provide otherwise. Pursuant to the 1991 Law, the aggregate direct shareholding of the State and other Belgian public authorities must exceed 50% of the Company's share capital.

The Belgian State's rights pursuant to the 1991 Law exceed those of an ordinary shareholder, and include the following:

- the Belgian State directly appoints and removes a number of directors proportionate to the number of voting rights attached to its shareholding; in addition, the Belgian State appoints and removes the Chairman of the Board of Directors from among the directors. The Belgian State appoints and removes the President and Chief Executive Officer;
- certain decisions require approval by Royal Decree to become effective (*e.g.*, any amendment to the Articles of Association), the adoption of a Law (*e.g.*, any dissolution and liquidation of the Company), or prior approval by Royal Decree (*e.g.*, the issue of new shares, convertible bonds or warrants);
- the Belgian State appoints a Government Commissioner to supervise the management of Belgacom; and
- two members of the Belgian State's Court of Auditors (*Cour des Comptes/Rekenhof*) are appointed to the Company's Board of Auditors.

See further, "Management and Employees" and "Description of Share Capital and Corporate Structure".

The Belgian State as Public Authority

The Belgian State is the main legislator in the telecommunications sector. The BIPT, a regulatory agency of the Belgian State (as described in the section "Regulation — National Regulatory Authority"), is the main regulator in the telecommunications sector in Belgium. The Company as part of its public services mission provides telecommunications services, some of which are governed by the terms and conditions set out in a Management Agreement between the Company and the Belgian State. See "Regulation — Public Service".

Shareholders' Agreement

The relationship between the Belgian State and ADSB with respect to the Company was, and until the closing of the Offering will be, governed by a Shareholders' Agreement dated 20 March 1996. The Shareholders' Agreement will terminate upon closing of the Offering.

Significant Transactions with Shareholders and ADSB International Partners (SBC, TDC and SingTel) and other ADSB Shareholders

Reference is made to certain transactions described under "Background to the Offering".

On 21 December 1995, an Agreement on Strategic Cooperation was entered into among the Company, ADSB, Ameritech International, TDC and SingTel. This agreement will terminate on the closing date of the Offering. Certain non-competition covenants binding on ADSB, Ameritech International and Ameritech Corporation (a wholly owned subsidiary of SBC), TDC and SingTel in respect of the provision of telecommunications services and related services in Belgium will survive the termination of the agreement for two years. On 20 March 1996, the same parties entered into a Co-operation Agreement. This Co-operation Agreement was amended on 21 April 1999 and each of Ameritech International, TDC and SingTel separately entered into license agreements with Belgacom. All of these agreements were for the provision of information and services from ADSB, Ameritech International, TDC and SingTel to Belgacom. These agreements will terminate on the closing date of the Offering.

Prior to 19 March 2004, KBC and Dexia were indirect shareholders of ADSB and, therefore, the Company. On 19 March 2004, KBC and Dexia exchanged their shareholdings in Financière ADSB B.V. for shares of the Company. Dexia and an affiliate of KBC will act as underwriters in the Offering. Dexia and KBC have granted an Over-allotment Option to the Underwriters in relation to the ordinary shares of the Company they hold. See "Underwriting".

Relationship with the Belgian State and ADSB International Partners (SBC, TDC and SingTel) as Customers

Belgacom provides the Belgian State with domestic fixed-line retail and mobile telephony services. Belgacom's relationship with the Belgian State for the provision of these services is maintained at arm's length and is consistent with its commercial relationships with other customers of similar size.

Belgacom also has arm's length carrier-to-carrier relationships with TDC and SingTel for the mutual provision of international wholesale telecommunications services. Belgacom has granted TDC and SingTel rights of first refusal with respect to Belgacom's international bandwidth and voice capacity needs in Denmark and Asia, respectively. Belgacom does not have a carrier-to-carrier relationship with SBC with respect to international wholesale traffic.

MANAGEMENT AND EMPLOYEES

The respective roles and responsibilities of the management bodies of the Company are in large part governed by the provisions of the 1991 Law and the Company's Articles of Association. The Company is subject to general Belgian Company law except to the extent that the 1991 Law or any other Belgian law provides otherwise.

The management of the Company is vested in its Board of Directors and President and Chief Executive Officer. In addition, the Company's Management Committee, chaired by the President and Chief Executive Officer, has certain specific powers set out in the 1991 Law.

Board of Directors

Powers, Composition and Functioning

The Board of Directors may perform all acts necessary or useful for achieving the Company's corporate purpose, with the exception of those acts that are by law or the Articles of Association explicitly reserved for the General Shareholders Meeting. In addition, the 1991 Law authorizes the Board of Directors to delegate substantial powers to the President and Chief Executive Officer. See "— President and Chief Executive Officer".

In accordance with the 1991 Law, the Board of Directors may not consist of more than 18 members. The directors are appointed for a renewable term of a maximum of six years. There must be the same number of French-speaking members and Dutch-speaking members on the Board of Directors, the Chairman of the Board of Directors excepted in case of an uneven number. Directors who are neither French-speaking nor Dutch-speaking shall not be taken into account for the calculation of this linguistic parity requirement. The Company intends to recommend to its shareholders to reduce the size of the Board of Directors from 18 to 12 members by 2007.

Pursuant to the 1991 Law, the Belgian State is entitled to appoint directly, by Royal Decree deliberated in the Council of Ministers, a number of directors proportionate to the number of voting rights attached to the shares held by it. Pursuant to the Articles of Association, such Belgian State-appointed directors will be chosen on the basis of their competence in legal, economic, financial, social or telecommunications matters, and from among prominent members of the business or academic communities after consultation with the Company's Nomination and Remuneration Committee. The Belgian State is entitled to appoint the Chairman of the Board from among the directors.

The 1991 Law provides that the other shareholders of the Company may appoint the remaining members of the Board of Directors. After the Belgian State has appointed the number of directors proportionate to the number of voting rights attached to the ordinary shares held by it, the non-Belgian State appointed directors are elected by a separate vote of all of the shareholders other than the Belgian State at the Company's General Shareholders Meeting. Pursuant to the Company's Articles of Association, the non-Belgian State appointed directors must be chosen from among candidates proposed by the Board of Directors upon recommendation of the Company's Nomination and Remuneration Committee. At least three directors appointed by the shareholders, other than the Belgian State, must be independent within the meaning of Article 524, § 4 of the Belgian Company Code. See "Description of Share Capital and Corporate Structure — Conflicts of Interest — Intra-group Transactions".

A transitional provision of the Articles of Association provides ADSB or SingTel, TDC and SBC, acting jointly through SBC, with the right to nominate and have elected within the group of non-Belgian State appointed directors: (i) a number of directors proportionate to the shareholding of ADSB (aggregated with the holding of SBC, TDC and SingTel, or their affiliates who own the shares distributed to them by ADSB), as long as ADSB's shareholding (aggregated with the holding of SBC, TDC and SingTel, or their affiliates who own the shares so distributed to them by ADSB) is equal to or exceeds 20% of the voting stock of the Company, such right in any event terminating at the end of the Offering Window (see "Background to the Offering — ADSB's Priority Offering Rights") and (ii) one director thereafter as long as ADSB (aggregated with the holding of SBC, TDC and SingTel, or their affiliates who own the shares so distributed to them by ADSB) continues to own 7.5% or more of the voting stock of the Company.

Directors are not allowed to hold certain public offices in Belgium, or to serve as a member of, the European Parliament or the European Commission. In addition, with the exception of the President and Chief Executive Officer and other members of the Management Committee, a director may not be an employee of the Company.

Directors appointed by the Belgian State may be removed or replaced prior to expiration of their term by a Royal Decree deliberated in the Council of Ministers. All other directors may be removed or replaced prior to the expiration of their term by the General Shareholders Meeting in its entirety by a majority vote.

A meeting of the Board of Directors may be convened by the Chairman, the President and Chief Executive Officer or at the request of at least two directors. A meeting of the Board of Directors is validly held if there is a quorum of at least half of the Board members present or represented. If a meeting is adjourned for lack of quorum, a second meeting of the Board of Directors can validly deliberate and resolve matters on the agenda of the previous meeting if at least one-third of the directors are present or represented at such second meeting.

Decisions of the Board of Directors are taken by majority vote. Pursuant to the 1991 Law, the Chairman casts the deciding vote in the case of a tie and is granted extensive special information rights and investigation powers. In addition, the 1991 Law and/or the Company's Articles of Association require an affirmative vote of two-thirds of the votes cast to approve the following matters:

- making material investments in other companies;
- approving the Management Contract (including renewals thereof and revisions thereto);
- increasing the share capital of the Company within the limits of the authorized capital in certain circumstances where the pre-emption rights of the existing shareholders are restricted or withdrawn (see "Description of Share Capital and Corporate Structure — Changes in Share Capital");
- acquiring or transferring shares of the Company;
- delegating powers to the Chief Executive Officer within the meaning of Article 22, § 2 of the Articles of Association; and
- approving material changes to the status of the statutory employees of the Company if the Joint Committee has not submitted a binding proposal in relation thereto.

The Board of Directors has adopted a board charter which, together with the charters of the Board Committees (see "— Committees of the Board of Directors"), reflects the principles by which the Board of Directors and its Committees operate. The board charter provides, among other things, that important decisions of the Board of Directors should have broad support, understood as a qualitative concept indicating effective decision-making within the Board of Directors following a constructive dialogue between directors, and should be prepared by standing or *ad hoc* Board Committees having significant representation of non-executive, independent directors within the meaning of Article 524, § 4 of the Belgian Company Code (see "Description of Share Capital and Corporate Structure — Conflicts of Interest — Intra-group Transactions"). Important decisions referred to include decisions regarding the business plan, the annual budget, financial reporting, strategic transactions and amendments to key principles regarding the functioning of the Board of Directors and the composition and core tasks of the Board Committees, as set out in their respective charters.

Pre-Offering Board of Directors

Prior to the date of this Offering Memorandum, the Board of Directors was composed of the following 18 directors, of which nine were appointed by the Belgian State by Royal Decree and nine were appointed among candidates proposed by ADSB.

Name	Age	Position	Director Since	Term Expires
Jan Coene(1)	46	Chairman of the Board	2003	2009
Didier Bellens(1)	48	President and Chief Executive Officer and Director	2003	2009
Johny-Freddy Cornillie(1)	52	Director	1994	2006
Didier De Buyst(1)	37	Director	1996	2006
Robert Tollet(1)	57	Director	2003	2009
Martine Durez(1)	53	Director	1994	2006
Michel Moll(1)	55	Director	1994	2006
Norbert Van Broekhoven(1)	57	Director	1994	2006
Paul Van de Perre(1)	50	Director	1994	2006
Lloyd E. Kelley(2)	54	Director	2001	2008
James W. Callaway(2)	57	Director	2003	2008
Jonathan P. Klug(2)	48	Director	2002	2008
Henning B. Dyremose(2)	58	Director	1998	2008
Hans Munk Nielsen(2)	57	Director	1996	2008
J. Kenneth Raley(2)	49	Director	2003	2009
Sock Koong Chua(2)	46	Director	1997	2008
Ho Kee Lim(2)	59	Director	1999	2008
Hang Boon Sin(2)	65	Director	1999	2008

(1) Appointed by the Belgian State.

(2) Appointed upon the proposal of ADSB. These directors, with the exception of Lloyd Kelley, were replaced at the General Shareholders Meeting on 20 March 2004. See "— Post-Offering Board of Directors".

Jan Coene. Jan Coene was appointed as the Chairman of the Board of Directors in March 2003. Mr. Coene is also President and CEO of the Picanol Group, a worldwide supplier of total solutions for the textile industry. Before starting with Picanol, he held the office of President and CEO of ABB Service worldwide. He is member of the Management Committee of the FEB (Belgian Federation of Enterprises) and Board Member of the VOKA (Flemish Federation of Enterprises). After receiving his degree as an Engineer from the IHRB in Brussels, Mr. Coene graduated from the Vlerick Leuven Gent Management School. Today he is a partner of this school and Chairman of its alumni association.

Didier Bellens. Didier Bellens was appointed as President and Chief Executive Officer and a director of Belgacom in March 2003. Previously Mr. Bellens served as the CEO of the RTL Group in Luxembourg and prior to that, as the CEO of the Group Bruxelles-Lambert. Mr. Bellens serves on the board of directors of AXA Belgium. He holds a degree in Economics and Business Administration from the University of Brussels (ULB).

Johny-Freddy Cornillie. Johny-Freddy Cornillie was appointed as a director in December 1994. He is a former chief of the private office of the minister-president of the government of Flanders. Until 1997 he was CEO of Van Gansewinkel group and until 2002 chairman of SEGHERS better technology group. He is currently a director and advisor of several international companies. Mr. Cornillie graduated as an engineer in applied economics from the University of Leuven.

Didier De Buyst. Didier De Buyst was appointed as a director in March 1996. Mr. De Buyst began his career in the nuclear sector (Framatome in Paris). He was CEO of Inter-Eco Group, an engineering and consultancy firm, between 1993 and 2003. He was also a Member of the Board of the Federaal Agentschap voor Nucleaire Controle (Federal Agency for Nuclear Monitoring) and Chairman of the Audit Committee between 2002 and 2003. He is now mediator/arbitrator for (inter)national industrial disputes of a technological nature and is also a part-time professor at the Department of Architecture of the Universiteit Hogescholen Limburg. Mr. De Buyst is a civil engineer (with a Masters in Engineering) and also has a doctorate in engineering (Ph.D. in Engineering obtained in 1993) from the University of Ghent.

Robert Tollet. Robert Tollet was appointed as a director in October 2003. Mr. Tollet is the chairman of the board of directors of the Société Fédérale de Participations, a public sector holding company and serves on the boards of Brussels International Airport Company and Crédit Professionel. He is also the Chairman of the Central Council for the Economy. Mr. Tollet holds a degree in Economics and a degree in Economic Analysis and Policy from the University of Brussels (ULB).

Martine Durez. Martine Durez was appointed as a director in December 1994. Ms. Durez is the Chief Financial and Accounting Officer at La Poste. Ms. Durez is also Professor of Financial Management and Analysis at the University of Mons-Hainaut and has served as a member of the High Council of Corporate Auditors and the Committee of Accounting Standard and as a special emissary at the Cabinet for Communication and State Companies. She serves as a regent of the National Bank of Belgium. Ms. Durez graduated as a Commercial Engineer and holds a degree in Applied Economics from the University of Brussels (ULB).

Michel Moll. Michel Moll was appointed as a director in December 1994. Since 1996 he has served as the Chairman of the Board of Directors and the General Manager of BRUFICOM (Brussels Finance Communication), a venture capital company with minority shareholdings in small and start up companies in the fields of telecommunications, multimedia and computers. Prior to 1996 Mr. Moll was manager and director of the SNI (Société Nationale d'Investissement). He is currently a director of SONACA (Société Nationale de Construction Aérospatiale) and SBI (Société Belge d'Investissement Internationale). Mr. Moll graduated as a commercial engineer from the Business School of the University of Louvain.

Norbert Van Broekhoven. Norbert Van Broekhoven was appointed as a director in December 1994. He is a civil engineer and was CEO of Van Broekhoven's Algemene Ondernemingen NV. He is currently CEO of Actima NV and director and advisor of several Belgian companies. Mr. Van Broekhoven graduated as a civil engineer from the University of Leuven.

Paul Van de Perre. Paul Van de Perre was appointed as a director in December 1994. He is the co-founder of GIMV (Venture Capital Firm) and was formerly a director of Sidmar (Arcelor). He is currently a director of Nutradvitam (nutraceuticals) and Greenbridge (incubator). Mr. Van de Perre is CEO and President of 3W Finance and Praxis in Management. Mr. Van de Perre holds an MBA and Master in Economics and is a certified accountant (IAB).

Lloyd E. Kelley. Lloyd E. Kelley was appointed as a director in April 2001. Mr. Kelley is the Vice Chairman of the TDC Board of Directors and the Chairman of the ADSB Board of Directors and is an officer of certain subsidiaries of SBC. Mr. Kelley has served as the President of SBC International, Europe since April 2001 and has held a variety of network management positions for SBC, including President and CEO of Southwestern Bell Video Services and Vice President of Operations at TeleWest Communications in the United Kingdom. Mr. Kelley holds a Bachelor of Science degree (Business) from Maryville University in St. Louis, Missouri.

James W. Callaway. James W. Callaway was appointed as a director in February 2003. Mr. Callaway serves on the Board of Directors of TDC and is an officer of certain subsidiaries of SBC. Mr. Callaway has served as the Group President of International Operations and Directory Operations for SBC since September 2000 and has held a variety of executive positions with SBC, including Senior Vice President-Strategic Planning and President, California. Mr. Callaway serves on the board of directors for Telefonos de Mexico (Telmex) and America Movíl and previously served on the board of directors of Bell Canada. Mr. Callaway earned a degree in business administration from Arkansas State University.

Jonathan P. Klug. Jonathan P. Klug was appointed as a director in June 2002. Mr. Klug serves on the Board of Directors of TDC and is also a member of the ADSB Board of Directors and is an officer of certain subsidiaries of SBC. Mr. Klug has served as the Vice-President of Finance for International Operations of SBC since May 2002 and has held a variety of executive positions with SBC, including CFO of Bell Canada, Vice President of partner channels and alliances, president of Arkansas Southwestern Bell Telephone Company and managing director - corporate development for SBC. Mr. Klug also serves on the board of directors for Telkom South Africa and America Movíl. Mr. Klug has a bachelor's degree in business administration from the University of Notre Dame and a master's degree in business administration from St. Louis University.

Henning B. Dyremose. Henning B. Dyremose was appointed as a director in October 1998. Mr. Dyremose is President and CEO of TDC and chairman of various subsidiaries of TDC and is also a member of the ADSB Board of Directors. Mr. Dyremose is vice chairman of the board of directors of Brødrene A.O. Johansen A/S and A.O. Invest A/S and is also a director of Carlsberg A/S. Mr. Dyremose is a chemical engineer and holds a graduate degree in business administration.

Hans Munk Nielsen. Hans Munk Nielsen was appointed as a director in March 1996. Mr. Nielsen is Senior Executive Vice President and Chief Financial Officer of TDC and a board member of various subsidiaries of TDC and is also a member of the ADSB Board of Directors. Mr. Nielsen is the chairman of the board of CMO-Denmark and is a director of Nordea Invest A/S and the Copenhagen Stock Exchange A/S. Mr. Nielsen holds a master's degree in economics.

J. Kenneth Raley. Kenneth Raley was appointed as a director in August 2003. Mr. Raley is Senior Executive Vice President Business Development of TDC and a board member of various subsidiaries of TDC and is also a member of the ADSB Board of Directors. Mr. Raley was appointed to the executive committee of TDC in 2003. Mr. Raley holds a bachelor's degree in science and economics.

Sock Koong Chua. Sock Koong Chua was appointed as a director in February 1997. Ms. Chua is the Chief Financial Officer of SingTel, with overall responsibility for all financial functions, as well as corporate development, legal and secretariat, corporate communications, investor relations and regulatory functions. She joined SingTel as Treasurer in 1989. Ms. Chua is also a member of the ADSB Board of Directors and is a director of various listed and non-listed companies. Ms. Chua obtained a bachelor's degree in accountancy from the University of Singapore in 1979 and is a Certified Public Accountant in Singapore and a Chartered Financial Analyst.

Ho Kee Lim. Ho Kee Lim was appointed as a director in April 1999. Mr. Lim was previously a director of SingTel and previously worked for UBS A.G. (Switzerland) from 1984 to 1999. Mr. Lim is the Chairman of the Board of Directors of Singapore Post Limited and is the Chairman of the Board of Directors of Vertex Venture Holdings Limited. He is also a director of Keppel Land Limited, Cycle & Carriage Limited and MCL Land Limited. Mr. Lim is also a member of the ADSB Board of Directors. Mr. Lim has a bachelor's degree in science (economics) from the London School of Economics.

Hang Boon Sin. Hang Boon Sin was appointed as a director in February 1999. Mr. Sin worked in a number of management positions at SingTel from 1960 until his retirement in 2001, including as a member of top management and CEO of Singapore Telecom International Pte Ltd, the strategic investment arm of SingTel. Mr. Sin is a member of the ADSB Board of Directors. Mr. Sin was also seconded to Belgacom from 1996 to 1998. Mr. Sin is a director of various listed and non-listed companies. Mr. Sin holds a bachelor's degree in science (physics) from the Nanyang University in Singapore and a post graduate diploma in business administration from the University of Singapore.

Post-Offering Board of Directors

At the General Shareholders Meeting held on 20 March 2004, the composition of the Board of Directors was changed. Eight out of the nine current directors appointed upon the proposal of ADSB were replaced by eight newly appointed independent directors. Lloyd Kelley, the ninth ADSB director, will remain in his position until after the Offering. Mr. Kelley has, however, committed to resign if ADSB retains less than 7.5% of the voting stock of the Company after the Offering. In such case, the Board of Directors will fill the vacancy by appointing a ninth independent director through cooptation, upon the recommendation of the Company's Nomination and Remuneration Committee.

Prior to the Offering, the Remuneration Committee of the Company led the search for individuals qualified to be appointed as independent directors to the Company's Board of Directors in order to replace all or a number of directors currently appointed upon the proposal of ADSB. It conducted this search on the basis of a candidate profile that it had established in advance. The Remuneration Committee was assisted in the selection and validation of the candidacies by SpencerStuart, an external and independent firm with expertise in the field of executive and director searches. In addition, it requested the opinion of outside legal counsel regarding *prima facie* compliance of the candidates with the independency criteria of Article 524, § 4 of the Belgian Company Code (see "Description of Share Capital and Corporate Structure — Conflicts of Interest — Intra-group Transactions").

Upon the proposal of the Remuneration Committee, the Company's Board of Directors, at its meeting of 19 February 2004, proposed the following candidates for directors for appointment by the General Shareholders Meeting held on 20 March 2004. The General Shareholders Meeting appointed each of the candidates, taking into account the number of shares ADSB believes it will sell in the Offering and assuming that the Offering closes.

Name	Age	Position
Ms. Carla Cico	42	Director
Mr. Pierre-Alain De Smedt	60	Director
Ms. Carine Doutrelepont	43	Director
Mr. Philip Hampton	50	Director
Mr. George Jacobs	64	Director
Mr. Maurice Lippens	60	Director
Ms. Lutgart Van den Berghe	52	Director
Mr. Philippe Van de Vyvere	50	Director

Carla Cico. Carla Cico has been CEO of Brasil Telecom since 2001. She has been working in the telecommunications sector for over 18 years, both in the equipment and operations sectors. Ms. Cico is member of the Board of the London Business School. She obtained an MBA from the London Business School.

Pierre-Alain De Smedt. Pierre-Alain De Smedt was appointed Executive Vice President of Renault in 1999. He was chairman of Autolatina, VAG and Ford's joint venture subsidiary in Latin America. He served as Chairman of Volkswagen Brazil and Argentina, before being appointed as Chairman of SEAT. Mr. De Smedt is also member of the Board of the SNR Group (a subsidiary of Renault) and of Compagnie Nationale à Portefeille. He is a graduate in engineering and economics from the University of Brussels (ULB).

Carine Doutrelepont. Carine Doutrelepont is a partner at the law firm of Uyttendaele, Gérard & Doutrelepont and specializes in information technology, intellectual property and media and competition matters. She holds a law PhD from the University of Brussels (ULB) where she currently holds tenure as a Professor of Media Law, Intellectual Property Law, Electronic Commerce Law and European Audiovisual Law. She is also Director of the Information and Communication Law Centre of the ULB.

Philip Hampton. Philip Hampton is a Chartered Accountant and holds an MBA from INSEAD, Fontainebleau. He spent the first ten years of his career at Lazard Brothers in London, New York and Paris. He then took up the positions of Finance Director for British Steel plc, British Gas plc and British Telecommunications Group plc and, until beginning of this year, for Lloyds TSB Group plc. He is a member of the Board of the RMC Group plc.

Georges Jacobs. Baron Georges Jacobs is a Director and Chairman of the Executive Committee of UCB. He commenced his career as an economist at the International Monetary Fund (USA). Later, he joined the UCB Group and was appointed as a Director of UCB in 1987. Furthermore, Baron Jacobs is a member of the Board of Bekaert, Spadel, SN Brussels Airlines and Delhaize. He holds a law degree and a degree in economics, as well as a Master of Arts in Economics from the University of California, Berkeley.

Maurice Lippens. Count Maurice Lippens is co-founder of Fortis, created in 1990 and the first European cross-border banking and insurance group. He served as the executive Chairman of Fortis until 2000 and since then he is the non-executive Chairman of the Board of Directors. He is a member of the Board of several companies including Suez-Tractebel, Groupe Bruxelles Lambert and Total Fina Elf. He holds a law degree from the University of Brussels (ULB), as well as an MBA from Harvard Business School.

Lutgart Van den Berghe. Prof. dr. Lutgart Van den Berghe holds a PhD in economics, Ghent University. She is the head of the Competence Centre Entrepreneurship, Governance and Strategy at the Vlerick Leuven Gent Management School and a director at the Belgian Directors' Institute. She is a professor at Ghent University where she lectures on corporate governance and serves as a non-executive director in a number of listed and non-listed multinational companies such as Electrabel, CSM (The Netherlands), KLM (The Netherlands) and SHV Holding (The Netherlands).

Philippe Van de Vyvere. Philippe Van de Vyvere is founder, CEO and Chairman of Sea-Invest, Europe's largest bulk and fruit transhipment company. He is currently a non-executive board member for ING Belgium. Mr. Van de Vyvere holds a degree in Economics.

Committees of the Board of Directors

Pursuant to the Company's Articles of Association, the Board of Directors must create: (i) an Audit and Compliance Committee, (ii) a Nomination and Remuneration Committee and (iii) a Strategic and Business Development Committee. The Company's Nomination and Remuneration Committee performs the legal functions of the remuneration committee which the 1991 Law requires the Company to establish.

The Board of Directors adopted formal charters for such Committees at its meeting of 19 February 2004. Amendments to key principles with respect to the composition and core tasks of such Committees, as set out in their respective charters, require broad support within the Board of Directors (see "— Board of Directors — Powers, Composition and Functioning").

Audit and Compliance Committee

The Audit and Compliance Committee must consist of five non-executive directors, the majority of which must be independent. Pursuant to its charter, it is chaired by an independent director.

The Audit and Compliance Committee's role is to assist and advise the Board of Directors regarding: (i) the quality and integrity of the non-consolidated and consolidated, audited and interim, financial statements of the Company, (ii) the relationship with the Company's statutory auditors, (iii) the Company's internal audit function, (iv) the Company's compliance with legal and regulatory requirements and (v) compliance within the Company with codes of conducts and other policies.

The Audit and Compliance Committee meets at least once every quarter.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of four directors. Pursuant to its charter, this committee is chaired by the Chairman of the Board of Directors, who is an *ex-officio* member. One member is chosen from among the directors appointed by the Belgian State. Two members must be appointed among the independent directors.

The Nomination and Remuneration Committee's role is to assist and advise the Board of Directors regarding: (i) the composition of, and appointment to, the Board of Directors, (ii) the composition of, and appointment to, the Board Committees and the Management Committee and (iii) the remuneration policy and strategy for directors and personnel. The Belgian State will consult the Nomination and Remuneration Committee in relation to the appointment of the President and Chief Executive Officer.

The Nomination and Remuneration Committee meets at least two times annually.

Strategic and Business Development Committee

The Strategic and Business Development Committee consists of five directors. Pursuant to its charter, the President and Chief Executive Officer and the Chairman of the Board of Directors are *ex officio* members and the committee is chaired by the Chairman of the Board of Directors. One additional member is chosen among the directors appointed by the Belgian State. Two members must be appointed from among the independent directors.

The Strategic and Business Development Committee's role is to assist and advise the Board of Directors on matters of general policy and strategy of the Company, as well as on significant issues regarding the Company's strategic development.

The Strategic and Business Development Committee meets at least two times annually.

President and Chief Executive Officer

The President and Chief Executive Officer is entrusted with the day-to-day management of the Company. The President and Chief Executive Officer reports to the Board of Directors.

In addition, pursuant to the 1991 Law and the Company's Articles of Association, the Board of Directors may, deciding by a majority of two thirds of its members present or represented, delegate all or part of its powers to the President and Chief Executive Officer with the exception of:

- the approval of the Management Contract with the Belgian State and changes thereto;
- the establishment of the business plan and general policy of the Company;
- the supervision of the President and Chief Executive Officer; and
- other powers explicitly reserved by law to the Board of Directors which include, for example, the establishment of the annual accounts for submission to the General Shareholders Meeting and the preparation of merger proposals.

The Board of Directors has delegated broad powers to the President and Chief Executive Officer. The composition and, with the exception of certain specific powers entrusted to the Management Committee by the 1991 Law, the powers of the Management Committee are determined by the President and Chief Executive Officer.

The President and Chief Executive Officer is appointed by the Belgian State by Royal Decree deliberated in the Council of Ministers for a renewable six-year term. The President and Chief Executive Officer and the Chairman of the Board of Directors must have a different first language affiliation. The President and Chief Executive Officer may only be removed from office by Royal Decree deliberated in the Council of Ministers. The President and Chief Executive Officer is, pursuant to the 1991 Law and the Company's Articles of Association, a member of the Board of Directors.

The Company's current President and Chief Executive Officer is Mr. Didier Bellens.

Management Committee

The Management Committee's role, apart from exercising the specific powers entrusted by the 1991 Law to the Management Committee, is to assist the President and Chief Executive Officer in the exercise of his powers. The Management Committee aims to decide by consensus, but in the event of any disagreement, the view of the President and Chief Executive Officer will prevail. The Management Committee generally meets on a weekly basis. Pursuant to the 1991 Law and the Company's Articles of Association, the President and Chief Executive Officer serves as a member of the Management Committee, which he chairs. There must be the same number of French-speaking members and Dutch-speaking members on the Management Committee, the President and Chief Executive Officer excepted in case of an uneven number. Members who are neither French-speaking nor Dutch-speaking shall not be taken into account for the calculation of this linguistic parity requirement.

The current members of the Management Committee, in addition to the President and Chief Executive Officer, are as follows:

Name	Age	Position
Ray Stewart	54	Chief Financial Officer
Michel Vermaerke	43	Secretary General and General Counsel
Bridget P. Cosgrave	42	President, International Carrier Services
Philippe Vander Putten	44	President, Mobile Communications Services and Chief Executive Officer, Proximus/ Belgacom Mobile
Scott Alcott	37	Acting President, Fixed Line Services
Astrid De Lathauwer	40	Chief Human Resources Officer
William Mosseray	39	Chief Restructuring and Change Officer and Acting Chief Strategy Officer

Ray Stewart. Ray Stewart has served as the Chief Financial and Administration Officer of Belgacom since 1997. Mr. Stewart is employed by SBC, but will retire from his employment at SBC. On or prior to 1 April 2004, he will become an employee of Belgacom. Previously, Mr. Stewart joined Ameritech (now SBC) in 1979 where he held several management positions in Finance. In 1991, Mr. Stewart became the CFO of Ameritech International, responsible for Ameritech's investments outside the United States. From 1994 to 1997, Mr. Stewart was the CFO of Matav, a Hungarian telecom operator in which Ameritech bought a shareholding. Mr. Stewart

has also worked at the US Internal Revenue Service and is a certified public accountant. Mr. Stewart holds an undergraduate degree in Accounting and an MBA in Finance from Indiana University.

Michel Vermaerke. Michel Vermaerke has served as the Secretary General and General Counsel of Belgacom since 1996. Previously, from 1986 to 1990, Mr. Vermaerke served as Legal Counsel for Corporate and International Affairs of Generale Bank and from 1990 to 1996 as Chief Legal Counsel and Secretary General and General Counsel of the Cedel Group (now Clearstream). He began his career in 1985 as an attorney in international trade law at Kornmeyer, McCarthy Lepon & Harris in Washington DC. Mr. Vermaerke obtained a law degree from the University of Ghent and an LLM from the Washington College of Law at the American University in Washington, DC. Mr. Vermaerke is a non-executive Board member of ZINA (Ziekenhuis Netwerk Antwerpen).

Bridget P. Cosgrave. Bridget P. Cosgrave has served as the President of the International Carrier Services of Belgacom since 2001 and she will join the Board of Directors of Belgacom Mobile in 2004. Ms. Cosgrave started her career as an investment associate at Elders IXL Plc. In 1990, she joined the corporate finance department at Banque Indosuez. From 1993 to 1996, Ms. Cosgrave was a Project Director at British Telecom Plc responsible for establishing joint ventures in newly liberalized European and Australian telecommunications markets. In 1996, she was elected and served her full term as the Deputy Director General of the European Telecommunications Standards Institute (ETSI). Ms. Cosgrave has a B.A. (Hons.) from Queen's University at Kingston, Canada and a MBA from the London Business School.

Philippe Vander Putten. Philippe Vander Putten has served as the CEO of Belgacom Mobile since 1998 where he is also an executive director, since 1998. Mr. Vander Putten started his professional career at Procter & Gamble, working in the FMCG sector at L'Oréal. In 1986, Mr. Vander Putten joined the Kraft Jacobs Suchard Group (now Kraft Foods) and held several positions in Marketing and Sales before becoming the Managing Director of Kraft General Foods for Benelux in 1991. Mr. Vander Putten has also served as the General Manager of Jacobs Suchard Côte d'Or, and the Area Director Benelux and later VP Europe, Strategy and Business Development of Kraft Jacobs Suchard Europe. Mr. Vander Putten is also a non-executive director of Vandemoortele and Levante Invest as well as a member of the advisory board of Viangros. Mr. Vander Putten holds a bachelor's degree and a master's degree in administration and management from the University of Louvain.

Scott Alcott. Scott Alcott has been Acting President of Belgacom's Fixed Line Services since 2004. Mr. Alcott is presently a member of the board of directors of SN Brussels Airlines and Skynet. Previously, Mr. Alcott had served as Belgacom's Chief Strategy Officer, Chief Information and Technology Officer and as General Manager of Marketing and Product Management and a Director of Skynet, and a director of Belgacom's Multi-Media Venture Capital Fund. Previously, Mr. Alcott worked in advertising, at CBS Records – Columbia House Division, and joined AT&T in 1989 as Marketing Manager for the Long Distance Services. In 1994, Mr. Alcott joined Cellular One (AT&T Wireless) in marketing, and joined Ameritech (now SBC) in 1995 as Director Marketing and Product Management – Long Distance Division, and later as Director New Product Development/Packaging. In 1991, Mr. Alcott became Chief Marketing Officer of Servicemaster Home Service Center, a company that electronically networked home service technicians for integrated scheduling, dispatching, tracking, customer database management and e-commerce. Mr. Alcott holds a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Astrid De Lathauwer. Astrid De Lathauwer has served as Chief Human Resources Officer for Belgacom since 2002. Ms. De Lathauwer joined Belgacom in 2000 and previously held the positions of Top Group Resources and Talent Director and HR Director of Belgacom. Prior to joining Belgacom, Ms. De Lathauwer worked in marketing and human resources with Monsanto. In 1990, Ms. De Lathauwer joined AT&T, where she ran the HR function for the Communication Services Division for Europe, Middle East and Africa and later served as the HR Director for AT&T Micro-Electronics and Executive Human Resources Director – International, with responsibility for all HR processes for the top 100 Executives located in Europe, the Middle East, Asia/Pacific and Latin America. Ms. De Lathauwer is also a member of the board of directors of Dectel and Unitel. Ms. De Lathauwer holds a degree in History of Art from the University of Ghent and a degree in International Politics and Diplomatic Sciences from the University of Leuven.

William Mosseray. William Mosseray has been Acting Chief Strategy Officer since 2004 and has served as Belgacom's Chief Restructuring and Change Officer since 2002, in charge of group-wide multi-year change programs as well as of the program management for the rebranding of the fixed-line business. Mr. Mosseray joined Belgacom in 1993 and previously served as Executive Advisor to the CEO, General Manager for the

Special Business Division, Head of Corporate Strategy and Development and Chief Human Resources Officer. Mr. Mosseray has also been a director of the Touring Group since September 2003. Prior to joining Belgacom, Mr. Mosseray was an attorney in corporate matters with Loeff Claeys Verbeke (now Allen & Overy) in Brussels and Zurich. He obtained a law degree from the KULeuven and a tax law degree from ICHEC. Mr. Mosseray also holds an MBA from the Vlerick Leuven Ghent Management School.

Compensation of Directors and Executive Officers

The total remuneration paid by the Company and its subsidiaries to its directors (other than the directors appointed upon the proposal of ADSB and the President and Chief Executive Officer) in 2003 amounted to approximately €63,000. The total remuneration paid by the Company and its subsidiaries to all of the Company's nine executive officers, including the President and Chief Executive Officer, amounted to approximately €4,806,000 in 2003, of which approximately 34% represented variable remuneration. Based on remuneration in 2003, the minimum amount payable by the Company upon termination of employment of its executive officers, including the President and Chief Executive Officer, would amount to approximately €8.5 million in aggregate.

After completion of the Offering, the Company's General Shareholders Meeting will determine each director's compensation. However, the President and Chief Executive Officer will not receive separate compensation as a director. Directors will receive an annual fee of €25,000. For the Chairman of the Board of Directors the annual fee will be €50,000. Each director will also receive an attendance fee of €5,000 per Board of Directors meeting. In addition, directors serving on Board Committees will be remunerated by way of an attendance fee of €5,000 per committee meeting for the Committee Chairman and of €2,500 for other members.

Incentive Programs

A substantial part of the corporate incentive package of the Company's executive officers and senior managers is linked to the achievement of defined financial and non-financial goals of the Belgacom Group and/or business unit. The Company's existing short-term corporate incentive program is driven by various parameters such as revenue, EBIT/EBITDA, net profit, customer satisfaction and individual objectives. The return under the long-term corporate incentive program depends on a combination of the Company's performance in terms of revenue and EBITDA growth and a number of financial ratios for a peer group of publicly quoted European telecommunications companies. The Company does not intend to grant any further rights under its existing long-term incentive program.

In connection with the Offering, the Company intends to implement a senior management long-term incentive plans (the "LTIP"). Under the LTIP, options for an aggregate value of €12.8 million will be offered immediately following the Offering to the executive officers and senior managers of the Group. The aggregate number of options that will be offered will be determined following the Offering depending on the Offer Price applicable to retail investors. The value of the option will be determined on the basis of a customary option pricing model. Each option will give the right to its holder to purchase one existing share of the Company at a price equal to the Offer Price. The options will have a term of seven or eight years with one third of the granted options being exercisable as from the first anniversary of the grant, one third of the granted options being exercisable as from the second anniversary of the grant and one third of the granted options being exercisable as from the third anniversary of the grant. The options granted under the LTIP will be accounted for as a compensation expense at the granting date for an amount equal to the fair value of the options over the applicable vesting period. The offer under the LTIP will not form part of the Offering. Subsequent tranches of options may be offered by the Company under the LTIP on an annual or an exceptional basis.

Employment Agreements

The Company has entered into employment agreements with its executive officers (other than the President and Chief Executive Officer). Pursuant to such agreements, executive officers receive a base salary and are eligible for, among other things, a performance based bonus on an annual basis. In addition, all executive officers receive certain fringe benefits. Pursuant to these employment agreements and/or Belgian law, each executive remains subject to a confidentiality requirement upon termination. Certain executives also remain subject to non-competition clauses upon termination. Retirement age for the purposes of extra-legal benefits of the members of the management team is between 60 and 65.

Board of Auditors

The Board of Auditors of the Company is composed of the following persons:

- Mr. Romain Lesage, Member of the Court of Auditors (*Cour des Comptes/Rekenhof*) and chairman of the Board of Auditors;
- Mr. Pierre Rion, Member of the Court of Auditors;
- Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A., represented by Mr. Ludo Swolfs; and
- Callens, Guévar, Van Impe & Co S.C.C.R.L./B.C.V.B.A., represented by Mr. Herman Van Impe.

Ernst & Young is responsible for the audit of the consolidated financial statements of the Company and its subsidiaries. The other members of the Board of Auditors are, together with Ernst & Young, entrusted with the audit of the non-consolidated financial statements of the Company.

Mr. Lesage's mandate will expire on 30 June 2008, the mandates of Mr. Rion, Ernst & Young and Callens, Guévar, Van Impe & Co. will expire at the annual General Shareholders Meeting in 2010.

The General Shareholders Meeting determines the remuneration of Ernst & Young for their services in connection with the audit of the financial statements of the Company and of its subsidiaries. Their annual fee for these services is currently €652,305, excluding value-added tax. This amount does not include remuneration for other assurance services provided to the Company and certain of its subsidiaries in 2003 in the amount of €1,289,425. The annual remuneration received by the other members of the Board of Auditors for their services in connection with the audit of the financial statements of the Company amounted to €189,520 in 2003.

Employees

As of 31 December 2003, the Group had 17,541 full time equivalent employees. The following table shows the evolution of Belgacom's workforce over the last five years.

	As of 31 December				
	1999	2000	2001	2002	2003
Belgacom SA/NV	19,013	18,778	18,550	16,248	14,960
Statutory	14,104	13,798	13,629	11,452	10,059
Non-statutory	4,909	4,980	4,921	4,796	4,901
Belgacom Mobile	1,837	2,056	2,333	2,218	2,239
Other	977	1,366	1,413	537	342
Total employees[1]	21,827	22,200	22,296	19,003	17,541

(1) Full-time equivalents.

As the telecommunications market in Belgium has become increasingly competitive, Belgacom's adjustment and adaptation to this competitive environment has involved considerable changes for its personnel. From 1997 to 1999, approximately 6,600 employees were involved in an extensive skill redeployment program in its Fixed Line Services business and another 6,300 employees left the Company as part of an early retirement program. In 2002, Belgacom launched the BeST program aimed at transforming its Fixed Line Services business into an e-business with a more competitive position in the telecommunications market. Pursuant to this program, certain statutory employees were allowed to participate in an "early departure" program. Of the 4,450 employees eligible for this "early departure" program, 4,157 accepted.

In Belgacom's Mobile Communications Services business segment, employment has grown from 1,301 employees (full time equivalents) in 1998 to 2,239 in 2003.

Statutory Employees

As of 31 December 2003, approximately 57% of all employees (full-time equivalents) of the Group were "statutory" (*statutaires/statutair*) employees, which are persons employed under an administrative law status comparable to that of a civil servant. There are no statutory employees of Belgacom Mobile or any other subsidiary of the Company. The employment of statutory employees is governed by a set of rules and regulations

that are specific to Belgacom and that are the result of collective bargaining between management and the trade unions. Statutory employees' employment cannot be terminated except for gross breach of their duties.

From 1995 to 31 December 2003, the legal pension reserves for Belgacom's statutory employees and, since 2002, for their survivors have been administrated through Pension Fund I. As of 31 December 2003, the Belgian State assumed all of the accrued and future legal pension obligations in respect of Belgacom's current and former statutory employees and their survivors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Prior to the Offering — Pension Fund Transfer".

Non-statutory Employees

As of 31 December 2003, approximately 43% of all employees of the Group were non-statutory employees. All employees of Belgacom Mobile and other subsidiaries of the Company are non-statutory employees. The employment of this group of employees is governed by Belgian labor law as well as by the collective bargaining agreements concluded by Belgacom's Joint Committee or, for certain categories of employees, by the Board of Directors. The employees of Belgacom Mobile or any other subsidiary are subject to the collective bargaining agreements concluded by their competent Joint Committee.

The collective bargaining agreements currently in force primarily relate to salaries and wages, working hours, overtime pay, holidays and termination.

Labor Relations

Belgacom's employees (both statutory employees and non-statutory employees) are represented by three trade unions. The trade unions are not represented on the Company's Board of Directors.

The formal consultation and negotiation process with Belgacom's personnel is organized through its Joint Committee. The Belgacom Joint Committee has 18 members formally appointed by the Board of Directors of Belgacom. Half of these are proposed to the Board by the representative trade unions and the other half are directly designated by the Board of Directors.

The Joint Committee deliberates matters related to:

- the rights and obligations of the employees on the one hand, and the trade unions and trade union representatives on the other hand;
- staff requirements, compensation and benefits policies, training policies, hiring and career policies; and
- internal regulations regarding health and security matters.

Consultation and negotiation with trade unions can also take place in the Public Sector Companies Commission, which is mainly responsible for the negotiation of collective bargaining agreements, at the level of public-sector enterprises. The Public Sector Companies Commission has the power to settle disputes relating to employee matters of a public enterprise when its Joint Committee has not been able to reach an agreement. To date, the Public Sector Companies Commission has never been called upon to settle any disputes relating to Belgacom.

Belgacom believes that its overall relations with trade unions are generally positive. During the last five years there was only one general strike day at Belgacom, as well as a few isolated work interruptions due to local situations, mostly reduced to a fraction of an hour.

In December 2003, the Company and the representative trade unions reached a collective agreement for 2002 to 2005. The agreement contains a set of policy measures, relating to, among other things, added purchasing power, the dismantling of certain disparities between categories of staff in the Group and improving the quality of work.

Pension Benefits

Generally, Belgian companies are not obligated to pay directly the legal pensions to their former employees. Instead, companies must pay a certain percentage of an employee's salary to the state social security system and the employee receives legal pension benefits directly from the social security system. However, state-owned

companies such as Belgacom are required to pay directly the legal pension of statutory personnel. Pension Fund I was established in 1995 to fund Belgacom's legal obligations with respect to these statutory employees' retirement benefits. The amount of benefits provided through the fund was determined by law and based on the statutory employees' length of service and compensation.

In addition to the legal pension benefits, Pension Funds II and III were established in 1998 and 2001, respectively, to provide supplemental pension benefits to eligible (statutory and non-statutory) employees pursuant to their employment contracts. Pension Fund II is available to certain categories of the Company's employees (statutory and non-statutory) and of non-statutory employees of Belgacom's subsidiaries (other than Belgacom Mobile) and Pension Fund III is available to all employees of Belgacom Mobile. Pension Funds II and III provide defined benefit pension plans, with benefits based on length of service and compensation.

Pursuant to the Protocol Agreement, as of 31 December 2003, the Belgian State assumed all of the Company's accrued and future legal pension obligations related to the Company's current and former statutory employees and their survivors (previously funded through Pension Fund I). See "Management Discussions and Analysis of Financial Condition and Results of Operations — Transactions Prior to the Offering — Pension Fund Transfer".

DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE

General

The Company is a limited liability company under public law, organized under the laws of Belgium. It is governed by general Belgian company law, save to the extent that the 1991 Law, or any other specific law, or regulations adopted pursuant thereto, provide otherwise. Belgacom is registered with the legal entities register under Undertaking Number 0202.239.951.

The Company's registered office is located at Koning Albert II–laan 27, Boulevard du Roi Albert II, 1030 Brussels, Belgium.

This section summarizes the Company's share capital, Belgacom's corporate structure, certain material rights of its shareholders under Belgian law, certain provisions of the 1991 Law and Belgacom's Articles of Association. It is based on Belgacom's Articles of Association as amended by the General Shareholders Meeting of 19 February 2004, effective upon closing of the Offering. The description provided hereafter is only a summary and does not purport to give a complete overview of the Articles of Association, nor of relevant provisions of Belgian law; neither should it be considered as legal advice regarding these matters.

Corporate Purposes

The Company's corporate purposes are:

- to develop services in the field of telecommunications, in Belgium as well as abroad;
- to perform all acts aimed at promoting, directly or indirectly, its activities or at ensuring an optimal use of its infrastructure;
- to acquire participations in existing or yet to be created public or private, Belgian, foreign or international institutions, companies or associations, that may contribute, directly or indirectly, to the achievement of the Company's corporate purpose; and
- to provide radio and television broadcasting services.

Share Capital

Prior to the cancellation of the ordinary shares purchased in the 2003 Ordinary Share Purchase, the Company's share capital amounted to €1,000,000,000, represented by 400,000,000 fully paid up ordinary shares each representing 1/400,000,000th of the Company's share capital. The Company cancelled all ordinary shares purchased under the 2003 Ordinary Share Purchase. As a result, the Company's share capital amounts to €1,000,000,000, represented by 387,619,050 fully paid up ordinary shares each representing 1/387,619,050th of the Company's share capital.

On 20 March 2004, the Company purchased 38,761,905 ordinary shares at the Offer Price pursuant to the 2004 Ordinary Share Purchase for an amount equal to €949.7 million (subject to the condition of the closing of the Offering on or prior to 1 April 2004, failing which the sale and purchase will be cancelled).

Each issuance of new shares, convertible bonds or warrants, requires the prior consent of the Belgian State, to be given by Royal Decree deliberated in the Council of Ministers. In addition, no new shares, convertible bonds or warrants may be issued to persons other than public authorities if as a result thereof the direct participation of the public authorities in the share capital at the time of such issue would no longer exceed 50% of the Company's share capital.

Shares may be in registered, bearer or dematerialized form. No implementing legislation to date has, however, been passed to allow shares to take such dematerialized form. Registered shares may, at the expense of the shareholder so requesting, be converted into bearer shares, and vice versa. Shares must be in registered form as long as they are held by a public authority.

Pre-emption Rights

Belgian company law and the Company's Articles of Association give shareholders pre-emption rights to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash. These pre-emption rights are transferable during the subscription period of the securities to which they relate. They can be exercised during a period determined by the General Shareholders Meeting, with a legal minimum of 15 days. The General Shareholders Meeting may restrict or withdraw the pre-emption rights, subject to the quorum and voting requirements required for an amendment to the Articles of Association, and subject to special reporting requirements. Shareholders may also authorize the Board of Directors to restrict or disapply the pre-emption rights when issuing securities within the framework of the Company's authorized capital. See "— Changes in Share Capital".

On 19 February 2004, the General Shareholders Meeting authorized the Board of Directors, effective upon the closing of the Offering, to restrict or withdraw the shareholders' pre-emption rights in connection with capital increases of up to an aggregate amount of €200,000,000, decided by the Board of Directors within the framework of the authorized capital, including for the benefit of specific persons (whether or not employees of the Company or its subsidiaries) and in connection with capital increases in the event of a public tender offer. The Board's powers of authorized capital are further described under "— Changes in Share Capital".

In the event that the Company issues new shares to shareholders other than the Belgian State or other Belgian public authorities, the 1991 Law provides that part of the issue must first be offered, under the form of non-voting shares, to the employees of the Company and of its subsidiaries. The Royal Decree authorizing the issue must determine the terms and conditions under which these pre-emption rights can be exercised, which may differ from certain general provisions of Belgian company law governing the issue of shares to employees.

Free Transferability

The Company's shares are freely transferable.

The 1991 Law imposes certain transfer restrictions on the Belgian State and other public authorities. The Belgian State may transfer shares issued by the Company to the Belgian State (either in the context of the transformation in 1994 of the Company into a limited liability company under public law or any capital increase) only on the terms and conditions determined by a Royal Decree deliberated in the Council of Ministers, and provided that the direct aggregate shareholding in Belgacom of all public authorities does not fall below 50% of its share capital plus one share as a result of such transfer. In addition, any transfers of the Company's shares by public authorities other than the Belgian State, must be notified to the Company by the public authority concerned. If as a result of any transfer the direct participation of all public authorities (including the Belgian State) in the Company's capital would no longer exceed 50%, such transfer shall be automatically null and void, unless the aggregate participation of the public authorities again exceeds 50% within a period of three months following the transfer, by way of a capital increase.

The Belgian State may sell all or part of its shares in the Company, even below the 50%-plus-one-share threshold, if this occurs in the context of a merger or strategic alliance involving the Company and one or more operators in the telecommunications, information technology and Internet or television and broadcasting sector. The Belgian State may, by a Royal Decree deliberated in the Council of Ministers, change the Company's legal status, including by way of amendment to the 1991 Law or any other law, if required to enable such merger or strategic alliance. While the power of the Belgian State to transfer its shares in the Company in the context of a merger or strategic alliance as such, is not limited in time, the authorization to amend the Company's legal status for such purpose is limited in time and was originally set to expire on 30 June 2002, but was subsequently extended until 30 June 2004.

General Shareholders Meeting and Voting Rights

The annual General Shareholders Meeting is held on the second Wednesday of April at 10.00 a.m. (Belgian time), or, if not a business day, on the next business day. In 2004 the annual General Shareholders Meeting was exceptionally held on 19 February 2004. An extraordinary General Shareholders Meeting may be convened, whenever Belgacom's interests so require, by the Board of Directors or by the Board of Auditors and must be convened at the request of shareholders representing at least one-fifth of the Company's share capital. The notice convening the General Shareholders Meeting must include the agenda indicating the items for discussion, as well as any motions for resolution.

The notice must be published in the Belgian State Gazette at least 15 days before the meeting. In addition, the notice must be published twice, in one national French-language newspaper and one national Dutch-language newspaper, as well as in a local newspaper. There must be at least eight days between both newspaper publications and the second publication must appear at least 15 days before the meeting. The notice must also be mailed to holders of registered securities and to the Company's directors and statutory auditors at least 15 days prior to the meeting.

To attend a meeting, holders of bearer shares must deposit their shares at the registered office of the Company (or at other places indicated in the notice) at the latest three business days before the meeting. Holders of bearer shares held in book-entry form (*i.e.*, in a securities account) may instead deposit at the latest three business days prior to the meeting a certificate attesting the non-availability of the shares until the date of the meeting, issued by an authorized accountholder or clearance institution. Holders of registered shares must at the latest three business days before the date of the meeting be registered in the Company's share register and must at the latest three business days before the date of the meeting have informed the Company of their intention to attend.

Each share is entitled to one vote. The voting rights attached to any shares held by the Company are suspended as long as they are held in the Company's treasury. Shareholders may vote by proxy; however, the proxyholder must not be a shareholder. The Board of Directors may establish rules regarding the form the proxies must take.

There is no attendance quorum at the General Shareholders Meeting, except as provided for by law in relation to decisions regarding certain matters.

Decisions are taken by a simple majority, except where the law provides for a special majority. Matters involving special legal quorum and majority requirements include, among others, amendments to the Articles of Association and issues of new shares, convertible bonds or warrants and decisions regarding mergers and demergers, which require at least 50% of the share capital to be present or represented and the affirmative vote of the holders of at least 75% of the votes cast. If the quorum is not reached, a second meeting may be convened at which no quorum shall apply. The special majority requirements, however, remain applicable.

In addition, the 1991 Law deviates in certain respects from general Belgian company law regarding the powers of the General Shareholders Meeting. For example, directors are appointed and dismissed in accordance with a special procedure, as set out in "Management and Employees — Board of Directors". Amendments to the Articles of Association are subject to ratification by Royal Decree, issues of new shares, convertible bonds or warrants must be approved in advance by Royal Decree and the Company's corporate purpose is set out in the 1991 Law.

Changes in Share Capital

Under Belgian company law, the Company may increase or decrease its share capital by decision of the Company's General Shareholders Meeting, taken with a majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of the Company is present or represented.

On 19 February 2004, the Company's General Shareholders Meeting authorized, effective upon closing of the Offering, the Company's Board of Directors to increase the Company's share capital, one or several times, with an amount not exceeding €200,000,000. The authorization includes the power to issue convertible bonds and warrants. The consideration may take any form, including contributions in cash or in kind, incorporation of reserves or issue premiums. The authorization to the Board of Directors was granted for a renewable period of five years. When using its power to issue additional capital, the Board of Directors may, by a majority of two-thirds of the votes cast, restrict or withdraw the pre-emption rights of the existing shareholders, which may also be done to the benefit of one or more specific persons, whether or not such persons are employees of the Company or one of its subsidiaries. However, in the case of warrants, such restriction or withdrawal may not be done mainly to the benefit of specific persons, other than employees of the Company or one of its subsidiaries.

The Articles of Association have also specifically granted the authority to the Board of Directors to proceed with a capital increase in any form, as well as the power to withdraw or restrict the pre-emption rights of the existing shareholders in that connection, in the event of a public tender offer for the securities of the Company. Absent such specific authorization in the Articles of Association, powers granted to the Board of Directors to increase the capital would be suspended by law as soon as the Company received notice from the Banking, Finance and Insurance Commission of a public tender offer for the securities of the Company. This specific

authorization has been granted to the Board of Directors for a renewable period of three years, effective upon closing of the Offering. The powers of authorized capital are limited by law in case of a public tender offer: the issue is capped at ten percent of the shares in existence prior to the capital increase and the issue price may not be lower than the price of the tender offer.

In addition, pursuant to the 1991 Law, all issues of shares, convertible bonds or warrants are subject to prior approval by the Belgian State (by Royal Decree deliberated in the Council of Ministers). No such issues may be made to persons other than public authorities if thereby the direct participation of the public authorities in the share capital at the time of such issue no longer exceeds 50% of the Company's share capital.

Acquisition of Own Shares

Under Belgian company law, the Company may not acquire its own shares without prior shareholder authorization or in other limited circumstances set out in Belgian company law and subject always to a maximum of 10% of the Company's share capital. In principle, the offer by a company to purchase its own shares must be extended to all shareholders unless the shares are purchased on the stock exchange. Within certain limits, the shareholders may in advance grant the Board of Directors authorization to repurchase and/or transfer the Company's shares. The authorizations must be approved by an affirmative vote of the holders of 80% of the votes cast at a General Shareholders Meeting where the shares representing at least 50% of the Company's share capital are present or represented. If the quorum is not reached, a second meeting may be convened at which no quorum shall apply. The voting rights attached to own shares held by the Company are suspended.

General Authorizations

The General Shareholders Meeting of 19 February 2004 granted, effective upon the closing of the Offering, the Board of Directors certain general powers regarding the acquisition and subsequent transfer of ordinary shares of the Company.

The Board of Directors has been authorized to approve the acquisition by the Company of its shares, up to a total number of own shares representing 10% of the Company's share capital, at a price not higher than 5% above the highest stock exchange closing price during the period of 30 trading days prior to such acquisition and not lower than 10% below the lowest stock exchange closing price during the same period. This authorization has been granted for a period of 18 months as from the date of the closing of the Offering. It extends to the acquisition of ordinary shares of the Company by its direct subsidiaries.

The Board of Directors has been authorized to approve the transfer of its own shares on the stock exchange. It has also been authorized to transfer own shares outside the stock exchange at a price that cannot be lower than 5% percent below the average stock exchange closing price during the period of 30 trading days before the transaction.

In addition, the Company's Articles of Association specifically authorize the Board of Directors to approve the acquisition and transfer of and to transfer the Company's own shares, without prior authorization of the General Shareholders Meeting, if needed to avoid imminent grave harm to the Company. The powers applicable in the case of imminent grave harm have been granted for a period of three years from the date of the closing of the Offering. These powers may be renewed by resolution of the General Shareholders Meeting where a quorum of 50% of the Company's share capital is required to be present or represented and a majority of 80% of the votes cast is required.

All resolutions of the Board of Directors to acquire or transfer shares of the Company require a majority of two thirds of the votes cast by the members present or represented.

Authorizations in Connection with the 2004 Ordinary Share Purchase

The General Shareholders Meeting of 19 February 2004 authorized the Board of Directors to approve the acquisition of a number of own shares under the 2004 Ordinary Share Purchase. See "Background to the Offering — 2004 Ordinary Share Purchase".

The ordinary shares acquired under the 2004 Ordinary Share Purchase may be transferred by the Board of Directors, *e.g.*, in the framework of employee incentive plans or as consideration for acquisitions currency. Such transfers are subject to the terms and conditions set out above under "— Acquisition of Own Shares — General

Authorizations". The Board of Directors has also been authorized to cancel the ordinary shares acquired under the 2004 Ordinary Share Purchase as it deems appropriate in the best interest of the Company.

However, a portion of the ordinary shares acquired in the 2004 Ordinary Share Purchase will be used for the implementation of the DSPP and the LTIP, and may be transferred in connection therewith under the terms and conditions governing such plans. See "Management and Employees — Compensation of Directors and Executive Officers — Incentive Programs" and "Underwriting — Employee Offering".

Dividends

The Shares offered under the Offering carry the rights to participate in dividends declared in respect of the fiscal year ending 31 December 2004 and future years. In general, the Company may pay dividends only with the approval of the General Shareholders Meeting, although the Board of Directors may declare interim dividends without shareholder approval. Moreover, under Belgian company law and the Company's Articles of Association, the Company must allocate at least 5% of its annual net profits under its statutory non-consolidated accounts to a legal reserve until the reserve equals 10% of the Company's share capital. The Company's legal reserve currently meets that requirement. See "Dividends and Dividend Policy".

Under the 1991 Law, 5% of the Company's annual profits before corporate taxes under its statutory non-consolidated accounts is to be distributed to its management and employees. This provision has been derogated from in relation to the Company's annual profits in the year 2003, but will apply to the fiscal year 2004 and following (unless derogated from through the adoption of a law).

The General Shareholders Meeting votes on the allocation of the balance of the net profits upon a proposal by the Board of Directors.

The right to collect dividends on ordinary shares expires five years after the distribution date. Belgacom may freely decide to pay out such dividends after such date. If, with respect to bearer ordinary shares, Belgacom decides to invoke the expiration of the five-year term, the amounts not distributed must be made unavailable in accordance with the provisions of Belgian law and ultimately will accrue to the Belgian State.

Dissolution and Liquidation

The Company may only be dissolved by or by virtue of a Law approved by the Belgian Parliament. This Law must set out the procedure, as well as the terms and conditions for the liquidation of the Company. It will determine how any assets remaining after the liquidation are to be distributed.

Bankruptcy and Limitations on Enforcement

Pursuant to the 1991 Law, Belgacom is not subject to Belgian bankruptcy laws and therefore cannot be declared bankrupt or be subject to the appointment of a trustee in bankruptcy for the liquidation and distribution of its assets. Belgacom's properties and assets, which are entirely or partially used in, or designated for the performance of, public service tasks may not be subject to any enforcement measures by creditors.

Exchange Controls and Other Provisions Relating to Non-Belgian Shareholders

There are no Belgian exchange control restrictions on investments in, or payments on, the Shares. There are no special restrictions in the Articles of Association or Belgian law that limit the right of shareholders who are not citizens or residents of Belgium to hold or vote the Shares.

Disclosure of Shareholder Interests

Belgian law, in conjunction with the Company's Articles of Association, imposes disclosure requirements on any individual or entity acquiring or transferring voting securities or securities which give a right to voting securities, as soon as, following such acquisition or transfer, the total number of voting rights directly or indirectly held by such individual or entity, alone or in concert with others increases above or falls below thresholds of 3% and 5% or any multiple of 3% or 5% of the total number of voting rights attaching to the Company's securities. A shareholder whose shareholding increases above or falls below any of these thresholds must each time disclose this fact to the Belgian Banking, Finance and Insurance Commission and Belgacom. The documents underlying the transaction concerned must be submitted to the Belgian Banking, Finance and Insurance Commission. When a

shareholder's holding reaches 20%, the notification must indicate the strategy that the shareholder is pursuing in making the acquisition as well as the number of securities acquired during the previous 12 months and the method of acquisition. These disclosure requirements apply as of the first day of trading.

The Company is required to make public any notifications received on the next business day and must mention these notifications in the notes to its annual accounts. Euronext Brussels will publish details of the notifications. Violation of the disclosure requirements may result in the suspension of voting rights, a court order to sell the shares to a third party and criminal liability.

Takeover Bids and Change of Control

Public takeover bids for outstanding voting securities issued by the Company (including any securities giving right to subscription for, acquisition of or conversion into such securities) are subject to the supervision of the Belgian Banking, Finance and Insurance Commission and may not commence prior to the approval by the Belgian Banking, Finance and Insurance Commission of an offer prospectus. If the takeover bid results in the acquisition of 90% or more of the voting securities, the takeover bid must be reopened to allow any remaining shareholders to sell their securities at the bid price.

A person intending to acquire, alone or in concert with others, a joint or exclusive controlling interest in Belgacom must notify the Belgian Banking, Finance and Insurance Commission at least five banking days before the acquisition. The acquisition of a controlling interest is currently defined as an acquisition of voting securities or rights to acquire voting securities giving the purchaser the legal or *de facto* ability to decisively influence the appointment of a majority of the members of the Company's Board of Directors or the orientation of the Company's policy.

If the acquirer of a controlling interest pays a premium over the market value of the securities, it must make a public takeover bid or issue a standing order (*engagement de maintien de cours/koershandhaving*) for all of the Company's remaining voting securities (or rights to acquire voting securities). The consideration offered to the remaining security holders must equal the highest price paid to the seller or sellers of the controlling interest during the preceding 12 months.

Certificates Issued in Exchange for Shares

Under Belgian company law, third parties holding or acquiring the Company's shares may issue certificates, with or without the cooperation of the Company, which give the holders of such certificates the right to receive the dividends or other proceeds paid in relation to such shares. The issuer of such certificates retains ownership over the shares and exercises all rights attaching thereto, including the voting rights.

Government Commissioner

The Company is subject to the administrative supervision of the Belgian Minister responsible for public-sector enterprises, who exercises such control through a Government Commissioner. In addition, the Government Commissioner reports to the Minister of the Budget on all decisions of the Company having an impact on the Belgian State's budget. The role of the Government Commissioner is to ensure compliance with the requirements of Belgian law, the Articles of Association and the Management Contract between the Company and the Belgian State. In particular, the Government Commissioner must ensure that the Company's policies do not prejudice its public service obligations. See "Regulation".

The Government Commissioner is entitled to attend all meetings of the Company's Board of Directors and Management Committee. He is entitled to examine all books, correspondence, minutes and documents and may request further information and/or explanations from the President and Chief Executive Officer, the directors or other officers and employees of Belgacom. If the Government Commissioner considers that any decision of the Board of Directors, the President and Chief Executive Officer or the Management Committee is contrary to Belgian law, the Articles of Association or the Management Contract, he may, within four clear days, lodge an appeal against such decision with the Belgian Minister responsible for public-sector enterprises. The Minister has eight days in which to review the appeal during which time the implementation of the decision concerned is suspended. If the Minister decides to uphold the appeal he may annul such decision. In addition, if the matter has an impact on the Belgian State's Budget, the Belgian Minister responsible for public-sector enterprises must obtain the approval of the Minister of the Budget. When this approval is not obtained, both Ministers have a period of 30 days in which to agree.

The Belgian Minister responsible for public-sector enterprises and the Government Commissioner may also call a meeting of the Company's Board of Directors or Management Committee to deliberate on any items determined by them if compliance with requirements of Belgian law, the Articles of Association and the Management Contract so require.

The current Government Commissioner is Mr. Roger De Borger.

Appointment and Removal of the Board of Auditors

The 1991 Law provides for a Board of Auditors, consisting of four statutory auditors. Two auditors are appointed among its members by the Court of Auditors, which is the Belgian State institution responsible for the verification of public accounts (*Cour des Comptes/Rekenhof*). The remaining two auditors are appointed by the General Shareholders Meeting by a simple majority vote. Auditors are appointed for renewable terms of six years and may, prior to the expiration of their term of office, only be removed for lawful cause. In addition, the appointment of the two auditors designated by the General Shareholders Meeting must be put to the Company's Joint Committee, which includes representatives of Belgacom's employees. The compensation of the auditors is determined by the shareholders at the Company's General Shareholders Meeting.

Conflicts of Interest

Intra-group Transactions

Article 524 of the Belgian Company Code provides for a special procedure when the Company's decisions or transactions concern relationships between the Company on the one hand, and affiliated companies of the Company on the other, with the exception of relationships between the Company and its subsidiaries. The procedure must also be followed for decisions or transactions that concern relationships between the Company's subsidiaries, and affiliated companies of the subsidiaries concerned. Such procedure does not apply to the relationship between the Company and the Belgian State. Prior to such a decision or transaction, a committee of three independent directors, assisted by one or more independent experts, must give an assessment thereof, identifying advantages and disadvantages for the Company and its shareholders, its financial impact, and determining whether or not the decision or transaction is manifestly detrimental in light of the Company's policies. The committee's assessment must be submitted in writing to the Board of Auditors as well as to the Board of Directors, which then decide in the light of the committee's recommendation. The committee's conclusions must be published, together with the excerpt of the minutes of the Board of Directors' conclusions and the opinion of the Board of Auditors, in the Company's annual report. This special procedure is not required for decisions and transactions entered into in the ordinary course of business at usual market conditions or for decisions and transactions in value not exceeding 1% of the Company's consolidated net assets.

The requirements of Article 524 of the Belgian Company Code relating to the independence of directors can be summarized as follows:

- an independent director may not have held a position as director or as member of the management committee, or a higher management position in the Company or in an affiliate, during a two-year period preceding the appointment;
- an independent director may not own shares representing 10% or more of the share capital of the Company or of a particular class of shares. If he/she owns less than 10%: (i) such shares, together with other Belgacom shares held by companies controlled by the director concerned may not equal or exceed 10% or (ii) he/she may not have contracted regarding the disposal of such shares or exercise of the rights attached thereto;
- an independent director may not have a close family member, meaning a spouse or partner or relative up to the second degree, holding a key position or a financial interest as described above; and
- an independent director may not maintain any relationship with a company which would jeopardize his/her independent judgment.

Directors' Conflicts of Interest

Article 523 of the Belgian Company Code provides for a special procedure if a director of the Company directly or indirectly has a personal financial interest that conflicts with a decision or transaction which falls within the Board of Directors' powers. The director concerned must inform the other directors thereof before any

Board decision is taken. The Board of Auditors must also be notified. The director may not participate in the deliberation nor vote on the conflicting decision or transaction. The minutes of the meeting of the Board of Directors must set out the financial impact of the matter on the Company and justify the decision taken. An excerpt of the minutes concerned must be published in the Company's annual report. The auditors' report to the annual accounts must contain a description of the financial impact on the Company of each of the Board's decisions in matters where director conflicts arise.

Liability of Directors

Under Belgian law, directors may be liable to a company for damages in case of improper performance of their duties or for their negligence. They may be jointly and severally liable for damages to the company and to third parties for infringement of the Articles of Association or of the Belgian Company Code. In certain circumstances, directors may also incur additional specific liabilities and criminal liability. Members of the Board of Directors and certain executive officers of Belgacom are insured under an insurance policy against damages resulting from their conduct when acting in the capacities as such.

Disclosure of Information

As a Belgian listed company, the Company will be required to publish certain financial information in the form of a press release within three months after the end of each fiscal year and of each six-month interim period. The Company must also disclose immediately, among other information, all significant new facts that occur in its field of activity, are not publicly known and, because of their impact on the Company's assets, financial position or its business generally, could materially affect the market price of the Company's securities. Belgian law contains specific rules intended to prevent insider trading and price manipulation. The regulations of Euronext Brussels also contain specific rules to prevent market manipulation.

MARKET INFORMATION

Prior to the Offering, there has been no public market for the Company's ordinary shares. All of the Company's ordinary shares have been admitted to listing on the First Market of Euronext Brussels. The Company expects that trading in its ordinary shares will commence on or about 22 March 2004.

General

In 2000, the stock exchanges of Amsterdam, Brussels and Paris were combined into Euronext, the first pan-European stock exchange whose holding company, Euronext N.V., is a limited liability company under Dutch law. Subsequently, in 2002, the stock exchange of Lisbon and the London International Financial Futures and Options Exchange ("LIFFE") joined Euronext.

Access to Euronext is provided by Euronext Brussels, Euronext Amsterdam, Euronext Lisbon or Euronext Paris. Each market-operator is a subsidiary of Euronext N.V. Current market-operators include Euronext Brussels SA/NV, Euronext Amsterdam N.V., Euronext Lisbon S.A. and Euronext Paris SA, and, with respect to derivative trading, LIFFE. The choice of entry point determines the regulatory system that will be applicable to an issuer. The Company will be listed on Euronext Brussels and will therefore be subject to Belgian securities regulations and authorities.

Euronext Brussels has several market sections, including the First Market, the Second Market, the New Market, the Public Debt Instruments Compartment and the Trading Facility. The Company expects that its ordinary shares will be listed on the First Market, which is the market for large companies with a market capitalization of at least €15 million and a free float of 25%. A lower percentage of free float may be allowed, but may not be lower than 10%, with a value of at least €5 million.

The trading system of Euronext is order driven. Depending on the liquidity of their stock, issuers are placed either in the "continuous segment" or "fixing segment". Provided that liquidity is deemed sufficient, an issuer is listed in the "continuous segment", in which securities may be traded at any time during trading hours and trading prices are quoted in real time. In the "fixing segment", trades are limited to 30-minute "auctions" organized twice a day. The Company has applied for the shares to be listed on the continuous segment where a trading day starts at 9.00 a.m. and ends at 5.40 p.m., Belgian time.

Each trading day, Euronext Brussels publishes a "price list" in respect of transactions carried out on the Euronext Brussels markets. The price list includes the following information for each security:

- the opening price, the highest price, the lowest price and the closing price in respect of transactions executed through the order book;
- the daily trading volume, including block trades in the relevant securities; and
- the highest price, the lowest price and the daily trading volume of block trades in respect of each security.

As of 31 December 2003, 146 Belgian and 105 foreign stocks were listed on Euronext Brussels.

The trading volume on Euronext Brussels was €37,871,631,541.80 in 2003, with a daily average of €148,516,202.12. More than 98% of this trading took place on the continuous segment of the market. As of 31 December 2003, total market capitalization on Euronext Brussels was €137,592,521,304.92.

Indexes

Euronext Brussels calculates and disseminates an index of blue chip shares, the BEL20 index. Issuers whose shares are included in the BEL20 index are selected according to their free float, trading volume and liquidity. The BEL20 index is recalculated automatically, in real time, whenever the trading price of any of the included securities changes. The Company expects to fulfill all criteria for inclusion into the BEL20 index and to become part of the index.

In addition to the Belgian national blue chip index, there are also pan-European blue chip indexes. The Euronext 100 is composed of the top 100 blue chip shares traded on the markets constituting Euronext. The Next 150 consists of the next 150 blue chip shares following the selection of the Euronext 100 index.

Members

Euronext Brussels members are mostly credit institutions and investment firms which are authorized to execute buy and sell orders on Euronext Brussels. Depending on the type of authorization, they trade for their own account (as dealers) and/or for the account of third parties (as brokers). Euronext Brussels members must either be a clearing member or enter into an agreement with a clearing member. Clearing members are companies with clearing and settlement authorization.

Surveillance and Supervision

The market regulator in Belgium is the Banking, Finance and Insurance Commission. The surveillance unit of the Banking, Finance and Insurance Commission closely monitors and supervises all trading operations and is authorized to temporarily suspend trading in securities. In addition, the Banking, Finance and Insurance Commission has supervisory powers with respect to the publication of information by listed companies and the application of take-over regulations. It also supervises the financial intermediaries (such as credit institutions and investment firms) and investment advisors.

Brokerage Fees and Transactions Costs

Euronext Brussels members charge negotiable brokerage fees for transactions on the market. Financial intermediaries that are not members of Euronext Brussels may charge additional brokerage fees.

On each sale or purchase of existing shares on Euronext Brussels by a Belgian resident, a stock market tax of 0.17% of the purchase price is levied, with a maximum of €250 per transaction, per party. For an offering of newly issued shares the tax rate is 0.35%, with a maximum of €250 per transaction, per party. Professional intermediaries (such as banks), insurance companies, pension funds, collective investment institutions and Belgian non-residents acting for their own account are exempt from this tax. For more information on taxes in Belgium, see "Taxation in Belgium".

Settlement and Clearing

Transactions in listed securities are settled through a system of delivery against payment. This system settles transactions through electronic book-entry changes in the accounts of its participants. It thereby ensures that sellers receive cash when delivering securities and that buyers receive corresponding securities when paying, and eliminates the need for physical movement of securities. Settlement takes place three business days following the transaction (T+3). Clearing procedures are executed by Clearnet SA, a subsidiary of Euronext N.V.

TAXATION IN BELGIUM

The following is a summary of the Belgian federal income tax consequences of the ownership of Shares by an investor that purchases such Shares in connection with this Offering.

This summary does not purport to address all material tax consequences of the ownership of Shares and does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. In particular, the summary deals only with investors that hold, or will hold, the Shares as capital assets and does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, the Shares as a position in a straddle, share-repurchase transaction, conversion transaction, synthetic security or other integrated financial transaction.

The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date hereof, all of which are subject to change, including changes that could have retroactive effect.

Investors should consult their own advisers regarding the tax consequences of an investment in the Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

For purpose of this discussion, a Belgian resident is an individual subject to the Belgian personal income tax (*i.e.*, an individual who is domiciled in Belgium or has the seat of his wealth in Belgium or a person assimilated to a resident), a corporation subject to the Belgian corporate income tax (*i.e.*, a corporate entity that has its statutory seat, its main establishment, its administrative seat or seat of management in Belgium) or a legal entity subject to the Belgian income tax on legal entities (*i.e.*, a legal entity other than a corporation subject to the Belgian corporate income tax, that has its statutory seat, its main establishment, its administrative seat or seat of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.

Belgian Residents

Dividends

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on or attributed to the Shares. Dividends subject to the dividend withholding tax include all benefits from Shares in whatever form as well as repayments of statutory capital, except repayments of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes paid-in capital and paid-in share premiums if treated in the same way as capital by the bylaws of the company. As of the date of this Offering Memorandum, the statutory capital of the Company will not include any amount qualifying as fiscal capital and accordingly any repayment of its statutory capital is subject to the dividend withholding tax.

Amounts distributed by a corporation for the redemption of its own shares in excess of the portion of paid-in fiscal capital represented by the redeemed shares are in principle subject to a withholding tax of 10%, unless such redemption is carried out on a stock exchange and subject to certain conditions. Amounts distributed by a corporation over and above the paid-in fiscal capital as a result of its liquidation are in principle subject to a withholding tax of 10%.

Individuals

For Belgian resident individuals who acquire and hold the Shares as a private investment, payment of this withholding tax fully discharges individual income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where the beneficiary opts to declare them, dividends will normally be taxed at a separate income tax rate, equal to the dividend withholding tax rate (25%) or the applicable progressive individual income tax rate taking into account the taxpayer's other declared income, whichever is lower. If the beneficiary reports the dividend, the amount of federal income tax payable is increased by the local surtax. In addition, if the dividends are reported, the withholding tax retained at source may be offset and reimbursed to the extent that it exceeds the tax actually payable, provided that the dividend distribution does not reduce the value of or result in a reduction in value of or a capital loss on the Shares. This condition is not applicable if the individual can demonstrate that he has held the full legal ownership of the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed (*attribués*).

For Belgian resident individual investors who acquire the Shares for professional purposes, the withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the beneficiary and will be taxed at the resident individual income tax rate. Withholding tax retained at source may in principle be offset against individual income tax and is reimbursable to the extent that it exceeds the actual tax payable, subject to two conditions: (i) the taxpayer must fully own the Shares at the time the dividends are made available for payment or attributed (*mis en paiement ou attribués*) and (ii) the dividend distribution must not reduce the value of or result in a reduction in value of or a capital loss on the Shares. Condition (ii) is not applicable if the individual investor can demonstrate that he has held the full legal ownership of the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed (*attribués*).

Corporations

For Belgian resident corporations, the withholding tax does not fully discharge the corporate income tax liability. Gross dividends received must be declared and will be taxed at the resident corporate income tax rate. If withholding tax is deducted at source, it may in principle be offset against corporate income tax and is reimbursable to the extent that it exceeds the actual tax payable, subject again to two conditions: (i) the taxpayer must fully own the Shares at the time the dividends are made available for payment or attributed (*mis en paiement ou attribués*) and (ii) the dividend distribution must not reduce the value of the Shares or give rise to a reduction in value of or a capital loss on the Shares. Condition (ii) is not applicable (a) if the resident corporation can demonstrate that it has held the full legal ownership of the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed (*attribués*) or (b) if, during the said period, the Shares never belonged to a taxpayer other than a resident corporation or a non-resident corporation which has, in an uninterrupted manner, invested the Shares in a Belgian establishment. No withholding tax will be due provided the Belgian resident corporation owns or has owned at the time of the distribution of the dividend at least 25% of the Shares of the Company for an uninterrupted period of at least one year. To benefit from the exemption, the qualifying shareholder must sign a certificate as to its status as a Belgian resident corporation and as to it having held a 25% or more interest for an uninterrupted period of at least one year. This certificate must then be forwarded to Belgacom or the paying agent. A Belgian resident corporation that holds an interest in the Company of 25% or more but that has not held it for one year at the time the dividend is attributed (*attribués*), may benefit from the exemption if it signs a certificate such as that described above but giving the date from which it has held its 25% or more interest. In the certificate the shareholder must also undertake to continue to hold the interest until the one-year period has expired and to notify Belgacom immediately if the one-year period has expired or if its shareholding falls below 25%. Belgacom will hold the withholding tax until the end of the one-year holding period and then pay it to the shareholder or the Belgian tax authorities, as appropriate.

Belgian resident corporate taxpayers may deduct up to 95% of gross dividends received from their taxable profits (other than from certain disallowed expenses), if, at the date the dividends are made available for payment or attributed (*mis en paiement ou attribués*), (i) they held at least 10% of the capital of the Company or a participation with an acquisition value of at least €1,200,000, (ii) with full legal ownership of the Shares, (iii) the Shares qualified as fixed financial assets under Belgian GAAP and (iv) they held or will hold the Shares for an uninterrupted period of at least one year. Condition (i) does not apply to dividends received by Belgian credit institutions, insurance companies and stock exchange companies. Conditions (i), (ii), (iii) and (iv) do not apply to dividends received by Belgian qualifying collective investment companies.

The 95% dividend received deduction is however subject to the conditions of taxation of the income distributed, provided under article 203 of the Belgian Income Tax Code. The exemption depends on a factual determination made upon each distribution and thus may be subject to change.

Legal Entities

For taxpayers subject to the Belgian income tax on legal entities, the withholding tax normally constitutes final taxation.

Capital Gains and Losses

Individuals

Individual Belgian residents holding the Shares as a private investment are not subject to Belgian capital gains tax on the disposal of the Shares and losses are not deductible.

Individual Belgian residents may, however, be subject to a 33% tax if the capital gain is deemed to be speculative or if the capital gain is otherwise realized outside the scope of the normal management of one's own private estate, or to a 16.5% tax if, during the five years before the transfer of the Shares, the shareholder, or (provided that the Shares were not acquired for consideration) his/her legal predecessor, has held an important shareholding in the Company (*i.e.*, a shareholding of more than 25%, together with the Shares held by his/her spouse and some relatives), and the Shares are transferred directly or indirectly to a non-resident corporate entity (or an assimilated body), a foreign state (or one of its political subdivisions or local collectivities) or a non-resident legal entity. These taxes are subject to a local surcharge. Losses on speculative transactions on Shares or on transactions outside the scope of the normal management are deductible from the income from similar transactions.

Individual Belgian residents who hold the Shares for professional purposes are taxable at the ordinary progressive income tax rates for business income on any capital gains realized on the disposal of the Shares, save for Shares held for more than five years, which are taxed at a separate rate of 16.5%. Reductions in value and losses on Shares realized by individual Belgian residents who hold the Shares for professional purposes are deductible from business income.

Corporations

Belgian resident corporations are normally not subject to Belgian capital gains taxation on the disposal of Shares, provided the conditions for the 95% dividend received deduction would be applicable on the distributed dividends. However, the conditions pertaining to the size, full legal ownership, accounting characterization and holding period of the participation for the dividend received deduction are not applicable. A different tax treatment applies in the case of a sale of Shares, outside of the "central stock market" of Euronext Brussels within the meaning of the Belgian Income Tax Code (such notion is usually considered as meaning the Central Order Book of Euronext Brussels) or of another recognized stock exchange, directly to Belgacom.

Reductions in value and losses on Shares realized by resident corporations are in general not deductible.

Legal Entities

Belgian resident legal entities subject to the income tax on legal entities are normally not subject to the Belgian capital gains taxation on the disposal of Shares, but they may be subject to the 16.5% tax described above (see "— Individuals") if they hold or have held an important participation (more than 25%).

Reductions in value and losses on Shares are not deductible.

Stamp Tax on Securities Transactions

A stock market tax is levied on the purchase and the sale, and on any other acquisition and transfer for consideration in Belgium, of existing shares through a professional intermediary. The usual tax rate is 0.17% of the purchase price, with a maximum of €250 per transaction, per party. The tax is levied on the delivery through a professional intermediary to the subscriber of newly issued shares at the rate of 0.35% of the purchase price, with a maximum of €250 per transaction, per party. Investors that purchase shares from persons that have subscribed for shares in their own name and for their own account are subject to the usual 0.17% tax rate.

No stock market tax is payable by:

- professional intermediaries described in Article 2 of the Law of 6 April 1995 acting for their own account;
- insurance companies described in Article 2, §1 of the Law of 9 July 1975 acting for their own account;
- pension funds described in Article 2, §3, 6th of the Law of 9 July 1975 acting for their own account; or
- collective investment institutions described in the Law of 4 December 1990 acting for their own account.

Tax on the Physical Delivery of Bearer Shares

There is a tax on the physical delivery of bearer shares acquired by way of subscription or on the secondary market for consideration through a professional intermediary in Belgium. The tax payable is currently 0.6% of the subscription or purchase price.

A tax is also due upon the physical delivery of bearer shares in Belgium pursuant to the withdrawal of shares from "open custody" or as a result of the conversion of registered shares to bearer shares. The tax payable is currently 0.6% of the sales value of the shares, as estimated by the custodian or, for listed shares, the last price quotation prior to the date of withdrawal or conversion.

Estate and Gift Tax

An estate tax is levied on the stock exchange market price of Shares transferred as part of a Belgian resident's estate. The stock price to be taken into consideration is based on official lists published by the Belgian Government, in the Belgian Official Gazette (*Moniteur belge/Belgisch Staatsblad*), on a monthly basis.

Gifts of Shares in Belgium are subject to gift tax, unless the gift is made by way of a purely physical delivery of bearer shares or otherwise without written evidence of the gift being submitted to the Belgian tax administration. However, estate taxes on donated shares are avoided only if a person can demonstrate that the gift occurred more than three years preceding the death of the grantor.

Belgian Non-residents

Dividends

Withholding Tax

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on or attributed to the Shares. Dividends subject to the dividend withholding tax include all benefits from Shares in whatever form as well as repayments of statutory capital, except repayments of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes paid-in capital and paid-in share premiums, if treated in the same way as capital by the bylaws of the Company. As of the date of this Offering Memorandum, the statutory capital of the Company will not include any amount qualifying as fiscal capital and accordingly any repayment of its statutory capital is subject to the dividend withholding tax. Amounts distributed by a corporation for the redemption of its own shares in excess of the portion of the paid-in fiscal capital represented by the redeemed shares are in principle subject to a withholding tax of 10%, unless such redemption is carried out on a stock exchange and subject to certain conditions. Amounts distributed by a corporation over and above the paid-in fiscal capital as a result of its liquidation are in principle subject to a withholding tax of 10%.

For non-resident individuals and corporations, the withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the Shares in connection with a business conducted in Belgium through a fixed Belgian base or a Belgian (permanent) establishment. If the Shares were held by a non-resident in connection with a business in Belgium, the beneficiary must report any dividends received, which will be taxed at the non-resident individual or corporate income tax rate. Withholding tax retained at source may, in principle, be offset against non-resident individual or corporate income tax and is reimbursable to the extent that it exceeds the actual tax payable, subject to the condition that the dividend distribution must not reduce the value of or result in a reduction in value of or a capital loss on the Shares. This condition is not applicable if (a) the non-resident individual or the non-resident corporation can demonstrate that he/it has held the full legal ownership of the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed (*attribués*) or (b) with regard to non-resident corporations only, if, during the said period, the Shares never belonged to a taxpayer other than a resident corporation or a non-resident corporation which has, in an uninterrupted manner, invested the Shares in a Belgian establishment. With regard to non-resident individual investors who acquire the Shares for professional purposes or non-resident corporations, the following condition must also be met in order for the withholding tax to be offset against non-resident individual or corporate income tax: the taxpayer must fully own the Shares at the time the dividends are made available for payment or attributed (*mis en paiement ou attribués*). Non-resident corporate taxpayers may deduct up to 95% of gross dividends from their taxable profits (other than from certain disallowed expenses) if, at the date dividends are made available for payment or attributed (*mis en paiement ou attribués*), (i) they held at least 10% of the capital of the Company or a participation with an acquisition value of at least €1,200,000, (ii) with full legal ownership of the Shares, (iii)

the Shares qualified as fixed financial assets under Belgian GAAP and (iv) they held or will hold the Shares for an uninterrupted period of at least one year.

The 95% dividend received deduction is, however, subject to the conditions of taxation of the income distributed provided under article 203 of the Belgian Income Tax Code. The dividend received deduction depends on a factual determination and upon each distribution and thus may be subject to change.

Exemptions from and Reductions of Withholding Tax

Under Belgian tax law, the withholding tax is not due on dividends paid to a non-resident organization that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence, provided that it is not contractually obligated to redistribute the dividends to any beneficial owner of such dividends for whom it would manage the shares. The exemption will only apply if the organization signs a certificate confirming that it is the full legal owner or usufruct holder of the Shares and that it is a non-resident that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence. The organization must then forward that certificate to Belgacom or the paying agent.

Moreover, in accordance with European Union law, EU resident companies that qualify under the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EEC) are exempt from withholding tax if they own at least a 25% interest in the Company for an uninterrupted period of at least one year. To benefit from the exemption, the qualifying shareholder must sign a certificate as to its status as an EU resident company within the meaning of the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EEC) and as to it having held a 25% or more interest for an uninterrupted period of at least one year. This certificate must then be forwarded to Belgacom or the paying agent. A shareholder that holds an interest in the Company of 25% or more but that has not held it for one year at the time the dividends are attributed (*attribués*), may benefit from the exemption if it signs a certificate such as that described above but giving the date from which it has held its 25% or more interest. In the certificate the shareholder must also undertake to continue to hold the interest until the one-year period has expired and to notify Belgacom immediately if the one-year period has expired or if its shareholding falls below 25%. Belgacom will hold the withholding tax until the end of the one-year holding period and then pay it to the shareholder or the Belgian tax authorities, as appropriate.

Belgium has concluded tax treaties with more than 60 countries, reducing the dividend withholding tax rate to 15%, 10% or 5% for residents of those countries, depending on conditions among others related to the importance of the shareholding and certain identification formalities.

US Holders

There is a reduced withholding tax rate of 15% on dividends paid by Belgacom to a person that meets the definition of "US Holder" and is entitled to claim benefits with regard to Belgian-source dividends under the Convention between the United States and the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Belgian-US Tax Treaty"), and who does not have a permanent establishment or fixed base in Belgium to which the Shares are attributable. If the taxpayer is a corporate entity that holds directly at least 10% of the voting stock, a reduced rate of 5% is applicable. In this section and the section entitled "Certain US Federal Income Tax Considerations", a "US Holder" is any beneficial owner of Shares that is:

- a citizen or resident of the United States;
- a corporation organized under the laws of the United States or any State of the United States;
- an estate the income of which is subject to United States federal income tax without regard to its source; or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Procedure in Order to Claim the Benefit of the Respective Tax Treaties

The US Holders who are entitled to a reduced withholding tax under the Belgian-US Tax Treaty must follow the following procedure in order to obtain the benefit of this treaty. The same procedure must be followed

by other non-resident investors who are entitled to claim benefits under a tax treaty between Belgium and the country of residence of such shareholder.

Under the normal procedure, Belgacom or the paying agent must withhold the full Belgian withholding tax, and the treaty beneficiary may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div.-Aut.) may be obtained from the *Bureau Central de Taxation/Bruxelles-Etranger*, 10 Place Jean Jacobs, B-1000 Brussels. The treaty beneficiary must complete the form in duplicate and send it to the tax authorities competent in his state of residence with a request to return one copy to him or her appropriately stamped. The treaty beneficiary may then obtain reimbursement from the *Bureau Central de Taxation*, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. In principle, the treaty beneficiary must file the request for reimbursement with the *Bureau Central de Taxation* within three years from the end of the year in which the dividend was declared payable.

Treaty beneficiaries holding a significant number of bearer Shares or holding Shares in registered form may be able to obtain an immediate reduction of the withholding tax at source if they deliver the claim form and the relevant coupons from bearer Shares no later than ten days after the date on which the dividend becomes payable. To benefit from this reduced rate, the qualifying treaty beneficiary should complete and forward a Form 276 Div-Aut., properly stamped by the tax authorities competent in his or her state of residence, to Belgacom or the paying agent, confirming that the requirements for the reduction are satisfied. Belgacom or the paying agent will review and complete the form and file it together with the withholding tax return, with the relevant Belgian tax administration.

Prospective holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital Gains and Losses

Capital gains realized on Shares by a non-resident individual that does not hold the Shares in connection with a business conducted in Belgium through a fixed base or a Belgian (permanent) establishment, are not subject to taxation and losses are not deductible.

However, if the gain is deemed to be speculative or is realized outside the scope of normal management of the holder's assets, the gain will be taxable at the rate of 33%, and if, during the five years before the transfer of the Shares, the shareholder, or (provided that the Shares were not acquired for consideration) his/her legal predecessor, has held, directly or indirectly, a shareholding of more than 25% in the Company (including Shares held by his/her spouse and certain relatives), and the Shares are transferred directly or indirectly to a non-resident corporate entity (or an assimilated body), a foreign State (or one of its political subdivisions or local collectivities) or a non-resident legal entity, the gain will be taxable at the rate of 16.5% (the tax rates are to be increased with a local surcharge). Losses on speculative transactions on shares or on transactions outside the scope of normal management of the holder's assets are deductible from the income from similar transactions. Belgium has concluded tax treaties with more than 60 countries which generally provide for a full exemption from Belgian capital gain taxation on such gains realized by residents of those countries.

A separate tax treatment applies to non-resident individuals in the case of a sale of Shares outside of the "central stock market" of Euronext Brussels within the meaning of the Belgian Income Tax Code (such notion is usually considered as meaning the Central Order Book of Euronext Brussels) or another recognized stock exchange, directly to Belgacom.

Under the Belgian-US Tax Treaty, any gains realized by Belgian non-resident individuals who are entitled to claim the benefit of that treaty are only taxable in Belgium, if the shareholder is present in Belgium during one or more periods totaling 183 or more days during the taxable period.

Capital gains will be taxed at the ordinary progressive income tax rates and losses will be deductible, if those gains or losses are realized on Shares by a non-resident individual that holds the Shares in connection with a business conducted in Belgium through a fixed base or a Belgian (permanent) establishment. In such case, reductions in value and losses on Shares are deductible.

Capital gains realized by a non-resident corporation that holds the Shares in connection with a business conducted in Belgium through a Belgian (permanent) establishment are normally not subject to Belgian capital

gains taxation on the disposal of shares, provided the conditions for the 95% dividend received deduction would be applicable on any distributed dividends. However, the conditions pertaining to the size, full legal ownership, accounting characterization and holding period of the participation for the dividend received deduction are not applicable. A different tax treatment applies in the case of a sale of shares, outside of the "central stock market" of Euronext Brussels within the meaning of the Belgian Income Tax Code (such notion is usually considered as meaning the Central Order Book of Euronext Brussels) or of another recognized stock exchange, directly to Belgacom itself. Reductions in value and losses on Shares realized by a non-resident corporation are in general not deductible.

Stamp Tax on Securities Transactions

A stock market tax is normally levied on the purchase and the sale, and on any other acquisition and transfer for consideration in Belgium, of existing shares through a professional intermediary. The usual tax rate is 0.17%, with a maximum of €250 per transaction, per party. The tax is levied on the delivery through a professional intermediary to the subscriber of newly issued shares at the rate of 0.35%, with a maximum of €250 per transaction, per party. Investors that purchase Shares from persons that have subscribed for the Shares in their own name and for their own account are subject to the usual 0.17% tax rate.

Belgian non-residents who act for their own account through an intermediary may be exempted from the stock market tax in Belgium if they deliver an affidavit to the intermediary in Belgium confirming their non-resident status.

There is also an exemption (without need of such affidavit) for:

- professional intermediaries described in Article 2 of the Law of 6 April 1995 acting for their own account;
- insurance companies described in Article 2, §1 of the Law of 9 July 1975 acting for their own account;
- pension funds described in Article 2, §3, 6th of the Law of 9 July 1975 acting for their own account; or
- collective investment institutions described in the Law of 4 December 1990 acting for their own account.

Tax on the Physical Delivery of Bearer Shares

There is a tax on the physical delivery of bearer shares acquired by way of subscription or on the secondary market for consideration through a professional intermediary in Belgium. The tax payable is currently 0.6% of the subscription or purchase price.

A tax is also due upon the physical delivery of bearer shares in Belgium pursuant to the withdrawal of shares from "open custody" or as a result of the conversion of registered shares to bearer shares. The tax payable is currently 0.6% of the sales value of the shares, as estimated by the custodian or, for listed shares, the last price quotation prior to the date of withdrawal or conversion.

Estate and Gift Tax

There is no Belgian estate tax on the transfer of Shares on the death of a Belgian non-resident.

Gifts of Shares in Belgium are subject to gift tax, unless the gift is made by way of a purely physical delivery of bearer shares or otherwise without written evidence of the gift being submitted to the Belgian tax administration.

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain US federal income tax consequences of the ownership of ordinary shares of the Company by an investor that purchases Shares in connection with this Offering and holds the Shares as capital assets. This summary does not purport to address all material tax consequences of the ownership of Shares, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, individual retirement accounts and other tax-deferred accounts, investors that actually or constructively own 10% or more of the voting stock of the Company, United States investors that are not entitled to the benefits of the dividend clause of the Belgian-US Tax Treaty, investors that hold shares as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special rules.

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, as well as on the Belgian-US Tax Treaty, as defined above under "Taxation in Belgium — Belgian Non-residents — US Holders", all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

For purposes of this discussion, a "US Holder" is as defined above under "Taxation in Belgium — Belgian Non-residents — US Holders".

The summary assumes that Belgacom is not a passive foreign investment company (a "PFIC") for US federal income tax purposes, which Belgacom believes to be the case. Belgacom's possible status as a PFIC must be determined annually and therefore may be subject to change. If Belgacom were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The discussion does not address any aspects of United States taxation other than federal income taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of Shares.

Dividends

General

Distributions paid by Belgacom out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any Belgian withholding tax paid by Belgacom with respect thereto, will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Shares and thereafter as capital gain.

Under recently enacted tax legislation, for taxable years that begin after 31 December 2002 and on or before 31 December 2008, dividends paid by Belgacom will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to capital gains, provided Belgacom qualifies for the benefits of the Belgian-US Tax Treaty. A US Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. On 19 February 2004, the US Internal Revenue Service announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to 1 January 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A US Holder will not be able to claim the reduced rate for any year in which Belgacom is treated as a PFIC.

Foreign Currency Dividends

Dividends paid in euro will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the euro are converted into US dollars at that time. If dividends received in euro are converted into US dollars on the day they are received, the US Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Effect of Belgian Withholding Taxes

As discussed in "Taxation in Belgium — Belgian Non-residents — US Holders", under current law payments of dividends by Belgacom to foreign investors are subject to a 25% Belgian withholding tax. The rate of withholding tax applicable to US Holders that are eligible for benefits under the Belgian-US Tax Treaty is reduced to a maximum of 15%. For US federal income tax purposes, US Holders will be treated as having received the amount of Belgian taxes withheld by Belgacom, and as then having paid over the withheld taxes to the Belgian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US Holder from Belgacom with respect to the payment.

A US Holder will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for Belgian income taxes withheld by Belgacom. US Holders that are eligible for benefits under the Belgian-US Tax Treaty will not be entitled to a foreign tax credit for the amount of any Belgian taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the Belgian taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by Belgacom generally will constitute foreign source income in the "passive income" basket or, in the case of certain holders, the "financial services income" basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the Shares for at least 16 days in the 30-day period beginning 15 days before the ex dividend date or (ii) holds the Shares in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial.

US Holders that are accrual basis taxpayers must translate Belgian taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for Belgian taxes relative to the US Holder's US federal income tax liability attributable to a dividend.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Belgian taxes. See "Taxation in Belgium — Belgian Non-residents — Procedure in Order to Claim the Benefit of the Respective Tax Treaties" above, for the procedures for obtaining a tax refund.

Sale or Other Disposition

Upon a sale or other disposition of shares a US Holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder's adjusted tax basis (determined in US dollars) in such shares. Generally, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the US Holder's holding period for such shares exceeds one year. Any such gain or loss will generally be from United States sources for foreign tax credit limitation purposes, except that losses will be treated as foreign source to the extent the US Holder received dividends that were includable in the financial services income basket during the 24-month period prior to the sale. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under "— Dividends — General", and exceeds 10% of the US Holder's basis in its Shares. For a non-corporate US Holder, the maximum long-term capital gains rate for taxable years that end on or after 6 May 2003 and begin no later than 31 December 2008 is 15%.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds of sale or other disposition with respect to shares, by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Reportable Transactions

Recently issued US Treasury regulations require a US taxpayer that participates in a "reportable transaction" to disclose this participation to the IRS. The scope and application of these rules is not entirely clear. In the event the acquisition, holding or disposition of Shares constitutes participation in a "reportable transaction" for purposes of these rules, a US Holder may be required to disclose its investment by filing Form 8886 with the IRS. In addition, Belgacom and its advisers may be required to maintain a list of US Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Shares.

UNDERWRITING

The Offering consists of a public offering of Shares to retail investors in Belgium and an offering of Shares to institutional investors in Belgium and internationally, including to qualified institutional buyers in the United States in reliance upon Rule 144A. Goldman Sachs International, Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited, UBS Limited, Dexia and KBC Securities SA/NV are Joint Global Coordinators and representatives of the Underwriters. Goldman Sachs International, Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited and UBS Limited are Joint Bookrunners.

Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") among the Company, the Selling Shareholder, Dexia, KBC and Ameritech Corporation, an affiliate of SBC, TDC, Singapore Telecom Mobile Pte Ltd, an affiliate of SingTel, and the Underwriters, the Selling Shareholder has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Selling Shareholder, the number of Shares listed opposite the names of the Underwriters below.

Underwriters	Number of Shares
Goldman Sachs International	21,620,941
Lehman Brothers International (Europe)	21,620,940
Morgan Stanley & Co. International Limited	21,620,940
UBS Limited	21,620,940
Dexia Bank SA/NV	11,309,415
KBC Securities SA/NV	11,309,415
Fortis Bank SA/NV	9,313,636
ING Belgium	9,313,636
Petercam SA/NV	5,322,078
Total	133,051,941

The Underwriters have agreed to restrictions on where and to whom they and any dealer purchasing from them may offer and sell Shares as part of the distribution of the Shares. Each of the Underwriters may offer and sell Shares to institutional investors in Belgium and internationally. Only the Belgian Lead Managers and Belgian Co-Lead Managers, along with the Belgian Selling Agents (each as defined herein), are offering and selling Shares in the retail offering in Belgium. Certain of the Underwriters through their respective selling agents, Goldman, Sachs & Co., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC, propose to resell Shares in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Any offer or sale of Shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the US Securities Exchange Act of 1934 (the "Exchange Act"). The underwriting discount is different for sales to retail investors and institutional investors.

22.6 million Shares, or 17% of the Shares offered in the Offering (excluding the ordinary shares in relation to which the Underwriters have been granted the Over-allotment Option), are being offered to retail investors in Belgium.

If an Underwriter defaults, the Underwriting Agreement provides that in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

In the Underwriting Agreement, each of the Company, the Selling Shareholder, Dexia, KBC, Ameritech Corporation, TDC and Singapore Telecom Mobile Pte Ltd have made certain representations and warranties and agreed to indemnify the several Underwriters against certain liabilities, including liability under the Securities Act. If these indemnities are unenforceable, each of the Company, the Selling Shareholder, Dexia and KBC have agreed to contribute to any payments that the Underwriters are required to make in respect of the liabilities against which the Company, the Selling Shareholder, Dexia and KBC have agreed to indemnify them.

The Underwriters are offering the Shares, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers' certificates and legal opinions.

The Underwriting Agreement provides that, upon the occurrence of certain events, such as the suspension of trading on the First Market of Euronext Brussels or a material adverse change in Belgacom's financial condition or business affairs or in the financial markets, and on certain other conditions, the Underwriters, upon the decision of any two Joint Bookrunners, after consultation with ADSB, have the right, collectively but not individually, to withdraw from the Offering before delivery of the Shares.

The Underwriters reserve the right to withdraw, cancel or modify orders from institutional investors in whole or in part. If the Underwriters determine, or have reason to believe, that a single investor has submitted several orders, through one or more Underwriters, the Underwriters may reduce or disregard any or all such orders. In addition, the Underwriters may reduce or disregard any unusually large subscription if they believe that it could disrupt the secondary market.

The following table sets forth the Offer Price, underwriting discount and proceeds before expenses to ADSB and, if the Over-allotment Option is exercised in full, to Dexia and KBC in their capacity as selling shareholders pursuant to the Over-allotment Option. The information assumes either no exercise or full exercise by the Underwriters of the Over-allotment Option.

	Per Share		Without Over-Allotment Option	With Over-Allotment Option	
	Retail Offering	Institutional Offering	To ADSB	To ADSB	To Dexia and KBC[1]
Offer Price	24.50	24.50	3,259,772,555	3,401,999,808	183,750,000
Underwriting discount	0.4655	0.42875	57,876,570	60,365,547	3,215,625
Proceeds, before expenses	24.0345	24.07125	3,201,895,985	3,341,634,261	180,534,375

(1) Divided equally between Dexia and KBC.

The underwriting discount does not include a discretionary incentive fee of up to 0.50% of the aggregate gross proceeds of the Offering (including any proceeds in connection with the Over-allotment Option), which ADSB may in its discretion, on the basis of overall execution of the Offering and not on the aftermarket performance of the Shares, award to any or all of the Underwriters, including the Joint Bookrunners, in connection with the Offering.

The estimated expenses of Belgacom in relation to the Offering are expected to be reimbursed by amounts to be paid by the Selling Shareholder to the Company as referred to under "Use of Proceeds".

Over-allotment Option

Each of ADSB, Dexia and KBC has granted an Over-allotment Option to the Underwriters pursuant to which the Underwriters have the option to purchase up to an additional 13,305,194 ordinary shares at the Offer Price per ordinary share less the underwriting discount applicable to the institutional offering. The Underwriters may exercise the Over-allotment Option, in whole or in part, at any time in the period up to 30 days after the commencement of trading in the Shares. If the Underwriters exercise this option, each Underwriter will be severally obligated, subject to the conditions contained in the Underwriting Agreement, to purchase a number of additional ordinary shares proportionate to that Underwriter's initial amount reflected in the table above, and each of ADSB, Dexia and KBC will be obligated to sell a number of additional ordinary shares proportionate to the total additional ordinary shares over which each such selling shareholder has granted the Over-allotment Option as set forth in the first sentence of this paragraph.

No Sales of Similar Securities

The Belgian State, the Company, the Selling Shareholder, Dexia and KBC have agreed that, other than pursuant to the Underwriting Agreement or any stock lending arrangements entered into with the representatives of the Underwriters in connection with the Offering, they will not, during the period ending 180 days from the commencement of trading of the ordinary shares on the First Market of Euronext Brussels: (i) offer, sell, contract to sell or otherwise dispose of, except as provided under the Underwriting Agreement, any securities of the Company that are substantially similar to the Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares of the Company or any such substantially similar securities (other than the Company pursuant to either the DSPP or any employee stock option plans existing on the date of the Underwriting Agreement) or (ii) purchase or sell any option or other

guaranty or enter into any swap, hedge or other arrangement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of ordinary shares of the Company, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, except with the prior written consent of the Joint Bookrunners.

Price Stabilization and Short Positions

In connection with the Offering, the Underwriters through Goldman Sachs International or its affiliates or agents may engage in transactions on the First Market of Euronext Brussels, in the over-the-counter market or otherwise, that stabilize or maintain the market price of the ordinary shares at levels that might not otherwise exist. Such stabilization, if commenced, may be discontinued at any time without prior notice.

If the Underwriters through Goldman Sachs International create a short position in the ordinary shares in connection with the international offering, for example if they sell more Shares than the Selling Shareholder offers under the Offering Memorandum, they may reduce that short position by purchasing ordinary shares in the open market. The Underwriters through Goldman Sachs International may also elect to reduce any short position by exercising all or part of the Over-allotment Option.

Purchases of ordinary shares to stabilize the trading price or to reduce a short position may cause the price of the ordinary shares to be higher than it might be in the absence of such purchases.

None of the Company, ADSB, Dexia, KBC or any of the Underwriters makes any representation or prediction as to the direction or the magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, none of the Company, ADSB, Dexia, KBC or any of the Underwriters makes any representation that Goldman Sachs International will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the Underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Belgian State, its government agencies and subdivisions, Belgacom and ADSB and its shareholders, SBC, TDC and SingTel and the Belgian Financial Partners. They have received customary fees and commissions for these transactions and services.

Fortis, ING Belgium and KBC, or entities affiliated with these Underwriters, are also lenders under the syndicated loan facility that the Company entered into on 25 February 2004. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Resources". Maurice Lippens and Philippe Van de Vyvere, who were appointed to the Company's Board of Directors on 20 March 2004, are, respectively, chairman of Fortis and a non-executive director of ING Belgium. See "Management and Employees — Board of Directors — Post-Offering Board of Directors".

Dexia and KBC, an affiliate of KBC Securities SA/NV, are direct shareholders in the Company and also may be selling shareholders pursuant to the Over-allotment Option, and as a result will receive a portion of the net proceeds of the Offering if the Over-allotment Option is exercised. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions".

Morgan Stanley & Co. Limited acted as financial advisor to the Belgian State in connection with the Protocol Agreement and is acting as financial advisor to the Belgian State in connection with the Offering.

Petercam SA/NV is acting as financial advisor to the Company in connection with the Offering.

Goldman Sachs International and Lehman Brothers Inc. acted as financial advisors to ADSB in connection with the Protocol Agreement.

Retail Offering

For a description of the retail offering, see "Information on the Public Offering in Belgium".

Listing of Shares

All of the ordinary shares of the Company have been admitted to listing on the First Market of Euronext Brussels under the symbol "BELG", including Shares purchased upon exercise of the Over-allotment Option and ordinary shares sold under the DSPP. The Company expects trading to commence on or about 22 March 2004.

The ordinary shares will be first listed and traded on a "when-delivered" basis, which means that trading of the Shares will commence prior to closing of the Offering, which is expected to occur on or about 25 March 2004, the third business day following the date on which trading is expected to commence (T+3). Investors that wish to enter into transactions in ordinary shares of the Company prior to the closing date of the Offering, whether such transactions are effected on the First Market of Euronext Brussels or otherwise, should be aware that the closing of the Offering may not take place on 25 March 2004 or at all if certain conditions or events referred to in the Underwriting Agreement are not satisfied or waived or do not occur on or prior to such date. Such conditions include the receipt of officers' certificates and legal opinions and such events include the suspension of trading on the First Market of Euronext Brussels or a material adverse change in Belgacom's financial condition or business affairs or in the financial markets. Euronext Brussels has indicated that it will annul all transactions effected on the First Market of Euronext Brussels if the Shares offered hereby are not delivered on the closing date of the Offering.

No Public Offering Outside Belgium

No action has been or will be taken in any jurisdiction (except in Belgium) that would permit a public offering of the Shares, or the possession, circulation or distribution of this Offering Memorandum or any other material relating to Belgacom or the Shares in any jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this Offering Memorandum nor any other offering material or advertisements in connection with the Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the Shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the Offer Price.

Selling Restrictions

United States

The Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to qualified institutional buyers in reliance on Rule 144A. Each Underwriter will agree that it will not offer or sell the Shares as part of its distribution at any time within the United States except to qualified institutional buyers in reliance on Rule 144A. Terms used in this paragraph shall have the meanings given to them in Regulation S under the Securities Act ("Regulation S"). Transfers of the Shares will be restricted and each purchaser will be deemed to have made acknowledgments, representations and agreements, as described under "Transfer Restrictions".

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

United Kingdom

The Shares may not be offered or sold and, prior to the date six months after the closing date, will not be offered or sold to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended).

Each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company.

Each Underwriter has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

France

Neither this Offering Memorandum nor any other offering material relating to the Shares has been submitted to the clearance procedures of the *Autorité des marchés financiers* in France. The Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Offering Memorandum nor any other offering material relating to the Shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale of the Shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 of the French Code *monétaire et financier* and French Decree no. 98-880 dated 1 October 1998. Such Shares may be resold only in compliance with Articles L.411-1, L.411-2 and L. 412-1 of the *French Code monétaire et financier*. Where an issue of shares is implemented as an exception to the rules relating to an *appel public à l'épargne* in France (public offer rules) by way of an offer to a restricted circle of over 100 investors, such investors must provide certification as to their personal, professional or familial relationship with a member of the management of the company. Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

Japan

The Shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The Netherlands

Shares may not be offered or sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this Offering Memorandum nor any other document in respect of the Offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities that include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in a conduct of a business or profession.

Spain

The offer of Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Shares will be offered or sold in Spain nor may this Offering Memorandum or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

Employee Offering

In connection with the Offering, the Company is implementing the DSPP. Under the DSPP, 3,047,150 ordinary shares are being offered to eligible employees and officers of the Group at the time of the Offering, at a price of €20.42 per share, representing a discount of 16.66% to the Offer Price, in an aggregate amount of up to €62.2 million. The ordinary shares offered under the DSPP were acquired by the Company pursuant to the 2004 Ordinary Share Purchase. See "Background to the Offering". Ordinary shares purchased under the DSPP are subject to transfer restrictions for a period of two years with respect to employees and two and half years with respect to certain officers of the Group.

The offer under the DSPP does not form part of the Offering. Subsequent tranches of ordinary shares may be offered by the Company on an annual or exceptional basis.

INFORMATION ON THE PUBLIC OFFERING IN BELGIUM

Size and Nature of the Offering

The Offering comprises a public offering in Belgium and an offering to Belgian and international institutional investors.

ADSB is offering 133,051,941 ordinary shares it holds in the Company. In addition, ADSB, Dexia and KBC have granted to the Underwriters an Over-allotment Option to purchase up to an additional 13,305,194 ordinary shares at the Offer Price, less the underwriting discount applicable to the institutional offering, to cover over-allotments, if any, in connection with the Offering.

22.6 million Shares, or 17% of the Shares offered in the Offering (excluding the ordinary shares subject to the Over-allotment Option granted to the Underwriters), are being offered to retail investors in Belgium. For the purpose of the Offering, retail investors are considered to include (i) individual persons in Belgium and (ii) legal entities in Belgium applying for Shares for an amount up to €250,000.

Offer Price

The Offer Price has been determined on the basis of a book-building process in which only institutional investors participated.

The original price range for the Offering was determined by the Selling Shareholder following recommendations from the Joint Bookrunners taking into account market conditions and factors such as:

- a qualitative assessment of demand for the Shares;
- Belgacom's financial information;
- the history of, and the prospects for, Belgacom and the industry in which it competes;
- an assessment of Belgacom's management, its past and present operations and the prospects for, and timing of, its future revenues;
- the present state of its development; and
- the above factors in relation to other companies engaged in activities similar to Belgacom's.

The Offer Price is expected to be published in the Belgian financial press on or about 22 March 2004.

Retail investors are legally bound to purchase the number of Shares indicated in their share application form at the Offer Price.

Retail Offering Period

The period during which retail investors could submit a share application form (the "Retail Offering Period") began on 8 March 2004 and ended at 4.00 p.m. on 19 March 2004.

Application Procedure

Retail investors wishing to purchase Shares submitted a share application form, free of charge, at the counters of the branches of Dexia and of the affiliates and branches of KBC (the "Belgian Lead Managers"), the counters of Fortis Bank and ING Belgium (the "Belgian Co-Lead Managers") or at the counters of Bank Degroof, CBC Banque or Petercam (the "Belgian Selling Agents").

Applications were also submitted through any other financial intermediary in Belgium. Investors are solely responsible for any costs that such financial intermediaries may charge.

Share application forms were received by the Belgian Lead Managers, the Belgian Co-Lead Managers or the Belgian Selling Agents before 4.00 p.m. Brussels time on the last day of the Retail Offering Period.

If the Joint Global Coordinators determine, or have reason to believe, that a single investor has submitted multiple applications, through one or more Belgian Lead Managers, Belgian Co-Lead Managers or Belgian Selling Agents, they may disregard such applications.

Allocation

The exact number of Shares allocated to retail investors was determined after the end of the Retail Offering Period.

The allocation among applications from retail investors will be made on the basis of objective allocation criteria. Such criteria will include, among others, preferential treatment of applications received from retail investors before 6.00 p.m. on 12 March 2004 and may include preferential treatment of applications submitted by retail investors at the counters of the Belgian Lead Managers, the Belgian Co-Lead Managers or the Belgian Selling Agents.

The result of the Offering, the number of Shares allocated to retail investors and the allocation methodology applied in case of over-subscription will be published in the financial press in Belgium, together with the Offer Price, on or about 22 March 2004.

Payment and Taxes

The Offer Price of the allocated Shares must be paid in full in euro.

The Offer Price of the allocated Shares, together with (i) any applicable stock exchange tax, (ii) any applicable tax on the physical delivery of bearer securities and (iii) any applicable costs, must be paid by investors in cash upon remittance of their share application form or, alternatively, by authorizing their financial institution to debit their bank account for value on or about 25 March 2004, with such amount. For further information about applicable taxes and costs, see "— Application Procedure", "— Form and Delivery of the Shares" and "Taxation in Belgium".

Form and Delivery of the Shares

The Shares are ordinary shares of the Company and entitle the holder to any dividends declared in respect of the fiscal year ending 31 December 2004 and future years.

The Shares are bearer securities and will initially be represented by one or more global certificates deposited with the *Caisse Interprofessionnelle de dépôts et virements de titres/Interprofessionele effectendeposito- en girokas* (the "CIK").

Investors indicated on their share application form whether they wished to receive the Shares (i) in book-entry form or (ii) in the form of physical bearer shares.

If delivery in book-entry form was requested, interests in the Shares will be credited on or about 25 March 2004 to the securities account of the retail investors through the facilities of the CIK.

If physical delivery of Shares was requested, the relevant Shares will remain represented by global bearer certificates, and only book-entry delivery and book-entry settlement will be possible, until the physical delivery (which is expected within three months from the commencement of trading of the ordinary shares of the Company on Euronext Brussels). The shareholders requesting such delivery will bear the taxes and costs related thereto and consisting of, among others, a tax of 0.6% on the physical delivery of bearer securities and the cost for physical delivery by the financial institution. The latter cost amounts to between €10 and €20 per delivery requested at the counters of the Belgian Lead Managers, Co-Lead Managers and Selling Agents. Investors should inquire about the costs that may be charged by other financial institutions.

Shareholders may at any time ask the Company for their bearer shares to be converted into registered shares, or vice versa, at the cost of the shareholder.

Listing

All of the Company's ordinary shares have been admitted to listing on the First Market of Euronext Brussels. Commencement of trading on a "when-delivered" basis is expected to occur on or about 22 March 2004. The closing date of the Offering, which is the date on which Shares will be delivered to, against payment by, the investors, is expected to occur on 25 March 2004, the third business day following the date on which trading is expected to commence (T+3). See "Underwriting".

Investors who wish to effect transactions in the Shares prior to the closing date of the Offering, whether such transactions are effected on the First Market of Euronext Brussels or otherwise, should be aware that the delivery of the Shares offered hereby may not take place on 25 March 2004 or at all if certain conditions, such as delivery of opinions and officers' certificates, or events referred to in the Underwriting Agreement are not satisfied or waived, or occur on or prior to such date. Such events include the suspension of trading on the First Market of Euronext Brussels or a material adverse change in Belgacom's financial condition or business affairs or in the financial markets. See "Underwriting". Euronext Brussels has indicated that it will annul all transactions in the Shares effected on the First Market of Euronext Brussels if the Shares offered hereby are not delivered on the closing date of the Offering.

Paying Agents

Fortis Bank, ING Belgium, KBC and Petercam are the Belgian paying agents for the Shares (whose services include the payment of dividends and the deposit of shares with a view to attending General Shareholders Meetings). These paying agents will not charge the holders of the Shares for the provision of such services. Investors should inform themselves about the amounts that other financial intermediaries may charge in connection with paying agency services.

TRANSFER RESTRICTIONS

The Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States.

The Shares are being offered and sold outside of the United States in reliance on Regulation S. The Underwriting Agreement provides that the Underwriters may directly or though their respective US broker-dealer affiliates arrange for the offer and resale of the Shares within the United States only to qualified institutional buyers ("QIBs") in reliance on Rule 144A.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Shares that is made within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if made otherwise than in accordance with Rule 144A.

Each purchaser of the Shares within the United States pursuant to Rule 144A will be deemed to have represented, agreed and acknowledged that it has received a copy of the Offering Memorandum and that:

(1) the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

(2) the purchaser (i) is a QIB within the meaning of Rule 144A, (ii) is aware, and each beneficial owner of the Shares has been advised, that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring such Shares for its own account or for the account of a QIB;

(3) the purchaser is aware that the Shares are being offered in the United States in reliance on Rule 144A in a transaction not involving any public offering in the United States within the meaning of the Securities Act;

(4) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Shares, such Shares may be offered, sold, pledged or otherwise transferred only (i) to a person whom the beneficial owner and/or any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) in accordance with Rule 144 under the Securities Act (if available but in respect of which no representation is made) or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any State of the United States or any other jurisdiction;

(5) it understands that such Shares (to the extent they are in certificated form), unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

THIS SHARE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS SHARE;

(6) the Company, the Registrar, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements of or by the Purchaser. If it is acquiring any Shares for the account of one or more QIBs, it represents that it has

sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account; and

(7) Any offer, sale, pledge or other transfer of the Shares or made otherwise than in compliance with the above-stated restrictions shall not be recognized by the Company.

Prospective purchasers are hereby notified that sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

VALIDITY OF SECURITIES

The validity of the Shares will be passed upon by Eubelius and by Linklaters, the Company's Belgian counsel, and by Clifford Chance LLP, Belgian counsel for the Underwriters. The Company is also being represented by Linklaters, its US counsel. The Underwriters are also being represented by Sullivan & Cromwell LLP, their US counsel. ADSB is represented by Skadden, Arps, Slate, Meagher and Flom (UK) LLP, its US counsel, and Keuleneer, Storme, Vanneste, Van Varenbergh, Verhelst, its Belgian Counsel.

INDEPENDENT AUDITORS

The audited consolidated financial statements of Belgacom as of and for each of the years in the three-year period ended 31 December 2003, appearing in this Offering Memorandum have been audited by Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A., independent auditors, as set forth in their report thereon appearing elsewhere herein. See "Management and Employees — Board of Auditors".

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a limited liability company under public law (*société anonyme de droit public/naamloze vennootschap van publiek recht*) incorporated under the laws of Belgium.

Pursuant to Article 8 of the 1991 Law, the Company is not subject to Belgian bankruptcy laws and therefore cannot be declared bankrupt or be subject to the appointment of a trustee in bankruptcy for the liquidation and distribution of its assets. In addition, the Company can only be dissolved and liquidated pursuant to an act of the Belgian Parliament. The Company's properties and assets, which are entirely or partially used in, or designated for the performance of, public service tasks may not be subject to any enforcement measures by creditors.

Most of the Company's directors and executive officers live outside the United States. All or a substantial portion of its assets and of the assets of these individuals are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these individuals or Belgacom or to enforce against them judgments obtained in the United States based on the civil liability provisions of the US securities laws. There is doubt as to the enforceability in Belgium of original actions or in actions for enforcement of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States.

AVAILABLE INFORMATION

In accordance with Belgian law, the Company's non-consolidated and consolidated accounts, including the reports of the directors and the auditors of the Company contained therein, are available from the Belgian National Bank and its Articles of Association from the Clerk of the Brussels Commercial Court. The Company also makes these documents available at its head office located at Koning Albert II - laan 27, Boulevard du Roi Albert II, 1030 Brussels, Belgium. The Belgian Company Code requires the Company to make its non-consolidated and consolidated annual accounts, annual report and auditors' report available to its shareholders at its registered office located at Koning Albert II - laan 27, Boulevard du Roi Albert II, 1030 Brussels, Belgium 15 days before the Annual General Meeting. In addition, the Company must send these documents to registered shareholders at the same time as the notice convening the meeting as well as forthwith to any shareholder that, at the latest seven days before the meeting, has fulfilled the formalities to be admitted to the meeting. Investors may obtain future Belgacom non-consolidated and consolidated interim and annual reports at Belgacom's head offices. Any interested party

may, upon written request, obtain a copy of these items without charge. The Company intends to develop an investor relations program for institutional as well as private investors.

The Company has agreed that, for so long as any Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted shares or to any prospective purchaser of such restricted shares designated by such holder or beneficial owner, upon the request of such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

The Company is not currently subject to the periodic reporting and other informational requirements of the Exchange Act.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Belgacom's consolidated financial statements have been prepared in accordance with IFRS. There are some significant differences between IFRS and US GAAP. The effects of such differences between IFRS and US GAAP on Belgacom's results of operations or shareholders' equity have not been quantified.

The following section summarizes significant differences between IFRS and US GAAP with respect to the determination of Belgacom's shareholders' equity as of 31 December 2001, 2002 and 2003 and its results of operations for each of the three years ended 31 December 2001, 2002 and 2003. This summary does not address disclosure, classification or presentation differences.

Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and US GAAP and how these differences might affect the financial information herein.

No attempt has been made to identify future differences between IFRS and US GAAP as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate IFRS and US GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify future differences between IFRS and US GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

US GAAP requires capitalization of interest as part of the historical cost of acquiring certain assets. Assets qualifying for interest capitalization generally are those that require a period of time to get them ready for their intended use. Interest cost eligible for capitalization is limited to amounts incurred on borrowings and other obligations. IFRS allows an option to capitalize or non capitalize interests. Under IFRS, the amount of borrowing costs capitalized during a period should not exceed the amount of borrowing costs incurred during that period. The Company opted not to capitalize interest under IFRS.

Starting 1 January 2003, US GAAP requires accounting for asset retirement obligations being legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. IFRS requires accounting for such retirements when a legal or constructive obligation exists. The IFRS requirement has been applied since 1 January 2001.

Prior to FIN 46, US GAAP accounted for transfers of financial assets or liabilities based on the requirements of FAS 140. A transfer was deemed a sale when the transferor surrendered control, as defined in prescriptive rules, over those financial assets and in exchange received consideration other than beneficial interests in the transferred assets. Under IFRS, a transfer of assets and liabilities that is deemed a sale is further governed by an interpretation regarding consolidation of special purpose entities. Such a special purpose entity should be consolidated when the substance of the relationship between an enterprise and the special purpose entity indicates that the special purpose entity is controlled by that enterprise. Subsequent to FIN 46, US GAAP considers consolidation of transfers of assets and liabilities to a special purpose entity (or variable interest entity) based a primary beneficiary analysis whereby the entity that absorbs the majority of the expected losses or residuals returns of a special purpose entity (or variable interest entity) is required to consolidate the variable interest entity.

US GAAP requires the gain on a sale and lease back transaction that is classified as an operating lease to be deferred. IFRS on the other hand, requires immediate profit recognition, defined as the difference between carrying value and fair value, for a sale and lease back transaction classified as an operating lease if the sale transaction is established at fair value. Furthermore, if the sale price is above fair value, IFRS requires that the excess over fair value be deferred and amortized over the period for which the asset is expected to be used.

US GAAP has an optional treatment for sick pay benefits that accumulate but do not vest. Under IFRS, sick pay benefits are considered a legal or constructive obligation and require accounting in so far that the amounts are estimable.

US GAAP requires fair value accounting for available for sale securities provided the sales price is readily determinable. A security has a readily determinable sales price if bid-and-ask quotations are available on a regulated securities exchange or over-the-counter market. Under IFRS, evidence for fair price can be determined through other means such as prices of recent transactions. Similarly, US GAAP does not permit measuring a derivative on a non-quoted company. Under IFRS the company must measure the intrinsic value of an option in a non-quoted company.

US GAAP does not permit gain recognition on dilution when such a dilution is achieved through a non-monetary exchange without significant cash component. IFRS does not have such restrictive requirements and permits gain recognition in such circumstances.

Under first time adoption rules of IFRS, companies can opt not to restate their opening balance for business acquisitions prior to the first time adoption date. Under US GAAP, no such exemption exists. As a result, goodwill, impairment losses, gains and losses on disposal or sale of subsidiaries will result in different impacts on net income regardless of any accounting differences that may or may not exist.

Under certain conditions, US GAAP requires accounting for an additional minimum pension liability. If in those circumstances, the additional liability exceeds unrecognized prior service cost, the excess shall be reported as a separate component of equity, net of any tax benefits. IFRS has no similar requirement.

GLOSSARY OF SELECTED TERMS

The following explanations are not intended as technical definitions, but to assist investors in understanding certain terms used in this Offering Memorandum.

access channel	The network element used to connect a subscriber to the nearest switch or concentrator. An access channel generally takes the form of a closed circuit and consists of a pair of copper wires, but may also employ fiber optic cables, microwave links or other technologies.
active customer	Belgacom Mobile defines active customers as customers who have made or received at least one call or sent or received at least one SMS in the preceding three months. The definition of active customers may vary between operators.
ADSL (Asymmetric Digital Subscriber Line)	A technology for transferring data that uses an access channel to provide faster network access to the Internet and other popular multimedia and data services at speeds of up to two to six Mbps, a transfer speed 50 times faster than narrowband or dial-up Internet access.
analog	A transmission mode in which the initial signal (*i.e.*, voice) is converted into and transmitted as an electrical signal. Signals are conveyed by continuously varying, for example, the frequency, amplitude or phase of the transmission.
anti-spam	Policies and techniques adopted by organizations and individuals to prevent the transmittal of unsolicited electronic mail or newsgroup postings.
anti-virus	A utility that searches a hard disk for viruses and removes any that are found. Most anti-virus programs include an auto-update feature that enables the program to download profiles of new viruses so that it can check for new viruses as soon as they are discovered.
ARPU (average revenue per user)	Measures the average monthly revenue generated for each customer unit, such as a mobile phone.
ASP (Application Service Provider)	A telecommunications provider that leases directly to the customer the user rights to applications and services, updating, maintenance and construction, in package form.
ATM (Asynchronous Transfer Mode)	A multiplexing and routing technology for high-speed digital communications that permits data, text, voice, video and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. ATM allows for better local area network interconnections, PABX interconnection, data transmission and flexible bandwidth delivery.
base station	Fixed transceiver equipment in each cell of a mobile telecommunications network that communicates by radio signal with mobile handsets in that cell.
Bi-LAN (Belgacom Interconnection of Local Area Networks)	A total data connectivity solution (developed by Belgacom) based on the Internet Protocol, Frame Relay and ATM networks.
BIPT	Belgian Institute for Postal Services and Telecommunications *(Institut Belge des Services Postaux et des Télécommunications/Belgisch Instituut voor Postdiensten en Telecommunicatie).*
bitstream access	Access to Belgacom equipment connecting a provider to the end user to provide high-speed access services. This form of access differs from wholesale in that, in terms of transmission capacity, it provides access at a binary rate and the operator, as the access provider, decides on the technical specifications for the equipment directly connected to the access channel, as well as on the interface offered at the end-user side.

broadband service .... A communications service for content requiring high-speed transmission rates such as video transmission.

BROBA (Belgacom Reference Offer of Bitstream Access) .... Belgacom's reference offer of bitstream access services. See "bitstream access".

BRUO (Belgacom Reference Unbundling Offer) .... Belgacom's reference offer of local loop unbundling services, such as raw copper and shared pair services.

BLES (Belgacom LAN Extension Solutions) .... A system for LAN interconnection developed by Belgacom.

call forwarding .... A feature permitting the user to program a phone to ring at an alternate location; call forwarding may be in effect at all times or only in certain designated instances, such as when a particular phone is busy or there is no answer.

call waiting .... A warning signal received when a person is on a call that there is a second incoming call.

CPS (carrier pre-selection) .... A mechanism that allows customers to select competing operators as that user's default operator without dialing additional codes on the telephone. The customer subscribes to the services of a competing operator and his calls are routed through such operator.

CSC (carrier selection code) .... A code that enables customers to make calls via a particular service provider of their own choice even though they may originate a call from another network.

churn .... A measure of customer turnover due to subscription disconnections as a result of terminations by customers; switching by customers to competing services; terminations by the service provider due to customer non-payment; and, in the case of mobile communications services, expirations of pre-paid cards.

Cisco GRS (Cisco Global Roaming Server) .... A service provided by Cisco Systems that enables a network access provider to provide wholesale dial access services such as Internet roaming, intranet roaming (roaming virtual private dial network ("VPDN") and VPDN access.

CLIP (Call Line Identification Presentation) .... A code that is sent over phone lines in certain locations when a person makes a phone call. This code includes the phone number of the person making the call. Certain modems are able to understand this code, and inform the customer of the identity of the person who is calling before the customer answers the phone.

CNIP (Connected Name Identification Presentation) ...... A service that provides the name of the calling user to the called user.

co-location .... The physical or virtual placement of competitors' equipment within the facilities of Belgacom for purposes of providing telecommunications services to end users, such as interconnection and unbundling.

concentrator .... A communications device that subdivides a channel into a larger number of channels by connecting a number of circuits, which are not all used simultaneously, to a smaller group of circuits for a more economical transmission.

DCS 1800 (Digital Cellular System 1800) .... See "GSM".

digital . . . . A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Compared to analog networks, digital networks allow for greater capacity, lower interference, protection against eavesdropping and automatic error correction. Signals are encoded into digits for transmission.

DRS (Disaster Recovery Services) . . . . Packaged services that pertain to the development of technical recovery procedures for a specific system, process or practice instead of an entire environment.

DSL (Digital Subscriber Line) . . . . . See "xDSL".

DSLAM (Digital Subscriber Line Access Multiplexer) . . . . Equipment at a phone company's central location that can be used to link many customer DSL connections to a single high-speed ATM line.

DWDM (Dense Wavelength Division Multiplexing) . . . . A technique enabling several independent flows of digital information to co-exist on the same optical fiber.

Eutelsat (European Telecommunications Satellite Organization) . . . . Refers to both the treaty organization, headquartered in Paris, and its set of satellites that were placed in geostationary orbits over Europe beginning in 1983. The satellites serve both public and private traffic, including telephone services, fax, data, land mobile service, and television and radio programming to home and business users.

exchange . . . . See "switch".

firewalls . . . . A system designed to prevent unauthorized access to or from a private network.

FR/ATM (Frame Relay/ Asynchronous Transfer Mode) . . . See "Frame Relay" and "ATM".

Frame Relay . . . . A data transport protocol that divides a physical communications line into several virtual channels. A technology part-way between X25 packet switching and ATM.

frequency band . . . . A specified range of frequencies. Frequency refers to the number of times per second that a wave (*e.g.*, electromagnetic wave) oscillates or swings back and forth in a complete cycle from its starting point to its end point.

GPRS (General Packet Radio Service) . . . . A GSM-based packet-switched data transmission technology standard, established by the European Telecommunications Standards Institute, in which base stations can be directly connected to the Internet, thus bypassing the switching systems typically used to connect mobile traffic to fixed networks. GPRS provides users of mobile communications services better data access capability with virtually instant and permanent connections, as well as speeds up to ten times higher than GSM.

GRX (GPRS Roaming Exchange) . . A standard defined by the GSM Association for global packet radio service (GPRS) roaming. The standard enables mobile Internet services to be accessed through an Internet Protocol network managed and operated by a third party.

GSM (Global System for Mobile Communications) . . . . A digital mobile telecommunications system standardized by the European Telecommunications Standards Institute based on digital transmission and cellular network architecture with roaming in use throughout Europe, Japan and in various other countries. GSM systems operate in the 900 MHz (GSM 900) and 1800 MHz (GSM 1800, also referred to as DCS 1800) frequency bands.

GSM 900 and GSM 1800	See "GSM".
ICT (Information & Communication Technologies)	A generic term that includes goods such as office machinery and communication equipment and services such as telecommunications and computer services.
IEEE (802.11b)	Wireless LAN technology standardized by the Institute of Electrical and Electronic Engineers.
IFRS (International Financial Reporting Standards)	A set of standards developed by the International Accounting Standards Board that provides guidance for financial accounts preparers to deal with the recognition, measurement, presentation and disclosure requirements for transactions and events. Once an entity adopts IFRS, it must comply with all of the standards and interpretations of IFRS, despite any differences that may exist between an entity's local GAAP and IFRS.
IN (Intelligent Network)	Network architecture focusing on the efficiency, automation and functionality of telecommunication networks. Intelligent networks are typically equipped with sophisticated computerized routing systems, allow for advanced features such as caller identification and voicemail and can be readily expanded and upgraded.
Intelsat (International Telecommunications Satellite Organization)	A worldwide satellite telecommunications organization founded in 1964 and headquartered in Washington, DC, which owns and runs the world's largest satellite-based communications network.
interconnection	The linking of telecommunications networks used by the same or different persons in order to allow the users of the services or networks of one person to communicate with the users of the services or networks of the same person or of another person, or to access services provided by another person.
international roaming	Provision of roaming services in the domestic market to subscribers of a competing operator's network. See "roaming".
IP (Internet Protocol)	Protocol used in the Internet for communication among multiple networks.
IP Dial	Internet access via PSTN (Public Switched Telephone Network).
IPLC (International Private Leased Circuit)	Dedicated links that offer point-to-point transmissions capacity to connect an appointed user/network in one country to another location in another country. They allow the secure and reliable transfer of information in the form of text and data, voice, graphics and video.
IPVPN (IP-based Virtual Private Network)	See "VPN".
ISDN (Integrated Services Digital Network)	A transmission system with the capacity to transmit two streams of information (voice, text, data or graphics) simultaneously on a single access channel, based upon end-to-end digitalization and standardized out-of-band signaling.
ISDN D-Channel	The signalling protocol used between the Local Exchange and the user terminal to set up and terminate ISDN connections. This channel can also be used for data transfer at low speeds (9.6 kpbs).
ISP (Internet Service Provider)	A company providing access to Internet and other computer based information networks through its servers.
IT (Information Technology)	The broad subject concerned with all aspects of managing and processing information, especially within a large organization or company.

IVR (Interactive voice response) . . . A telecommunications system that uses a pre-recorded database of voice messages to present options to a user, typically over telephone lines.

Kbps (kilobits per second) . . . . A data transmission rate. One Kbps equals 2(10) bps.

LAN (Local Area Network) . . . . A short distance data transmission network designed to interconnect personal computers, workstations, minicomputers, file servers and other computing devices within a localized environment, for the purpose of sharing files, programs and various devices such as printers and high-speed modems. LANs may have a decentralized communications management or include dedicated computers or file servers that provide a centralized source of shared files and programs.

Lan2Lan connectivity . . . . A service to connect two different sites for LAN interconnection through SDSL.

Layer 2 . . . . The network can be broken down into a number of layers represented in an OSI mobile (Open Systems Interconnection), where each layer offers a specific service. The Layer 2 ensures reliable transfer of data.

leased line . . . . Voice and data circuits leased to connect two or more locations for the exclusive use of the subscriber.

Location-Based Services . . . . Sometimes referred to as LBS, services that utilize knowledge regarding a customer's location data in order to provide a service to this customer, such as the identification of points of interest depending on the customer's location.

Location data . . . . Geographic data determined on the basis of the mobile phone antenna used on the operator's network at the moment the geographic position of the mobile phone is tracked.

local loop . . . . See "access channel".

Mbps (Megabits per second) . . . . A data transmission rate. One Mbps equals 2(20) bps.

MHz (Megahertz) . . . . A measure of frequency. One MHz equals 1,000,000 cycles per second.

MMS (Multimedia Messaging Service) . . . . A standard defined for use in advanced wireless terminals that allows users to send and receive messages containing various kinds of multimedia content, such as images, audio and video clips, with a "non-real-time" transmission.

MNP (mobile number portability) . . A service that allows customers to keep their mobile phone numbers when they change service providers.

MVNO (Mobile Virtual Network Operator) . . . . A company that offers mobile services using another company's network.

MPLS (Multiprotocol Label Switching) . . . . A standards-approved technology for speeding up network traffic flow and making it easier to manage. MPLS involves setting up a specific path for a given sequence of packets, identified by a label put in each packet, thus saving the time needed for a router to look up the address in order to forward the packet to the next node.

NSI (Network and Systems Integration) . . . . A range of services provided by Belgacom including connectivity services, data-center managed WAN offerings and integrated service offerings, which were launched at the end of 2002 to complement Belgacom's access and connectivity offerings and to ensure a closer connection between its IT and telecommunications business.

node . . . . A network element that provides a point at which key telecommunications equipment or computers can access the network. In circuit networks, nodes are switching systems. In packet-switched networks they are often computers.

OSS (Operational Support System)	A set of systems that enables a communications service provider to plan, build, provision, monitor and maintain its network and to bill for the services provided to its customers.
PABX (Private Branch eXchange)	A telephone exchange operated within an organization that is used for switching calls between internal lines and between internal and PSTN lines.
PC (Personal Computer)	A small digital computer based on a microprocessor and designed to be used by one person at a time.
PDA (Personal Digital Assistant)	A handheld device that combines computing, telephone/fax, Internet and networking features. A typical PDA can function as a cellular phone, fax sender, Web browser and personal organizer.
penetration rate	The total number of subscribers for a carrier divided by the population that it serves expressed as a percentage.
PKI (public key infrastructure)	A cryptographic system that uses an asymmetrical, two-key encryption algorithm that encrypts data with one key that is made public and decrypts data with a different key that remains secret.
point-to-point	A link from one user or network to another using a phone line.
PoP (Point of Presence)	A site where there exists a collection of telecommunications equipment, usually modems, digital leased lines and multi-protocol routers.
PSTN (Public Switched Telephone Network)	The international telephone system based on copper wires carrying analog voice data. This is in contrast to newer telephone networks based on digital technologies, such as ISDN.
ringback	When the customer gets a busy tone when calling a number, the caller is invited to punch R5. Once the called party's line is free, the service will call back the customer and will connect them.
roaming	The mobile telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region covered by another operator's network.
router	An inter-network device that relays data packets to networks connected to the router based upon the destination address contained in those data packets being routed.
SDH (Synchronous Digital Hierarchy)	The European standard for high-speed digital transmission using fiber optic cables.
SDSL (Symmetrical Digital Subscriber Line)	A form of Digital Subscriber Line (DSL) service that provides equal bandwidth for both uploads and downloads and transports data at a maximum bit rate of 2.3 mbits/s in both directions.
SIM (Subscriber Identity Module)	An electronic card inserted into a GSM phone that identifies the user account to the network, handles authentication and provides data storage for user data such as phone numbers and network information. It may also contain applications that run on the phone.
SLA (Service Level Agreement)	A contract between a network service provider and a customer that specifies, usually in measurable terms, what services, and in certain cases, the quality of such services that the network service provider will furnish.
SMS (Short Message Service)	A mobile communications system that allows users to send and receive alpha-numeric messages of up to 160 characters from one mobile handset to another via a short message service center.

subscriber	In accordance with general practice in the telecommunications industry, in this Offering Memorandum the term "subscriber" is used, unless the context otherwise requires, to indicate a telephone connected to a mobile network, rather than either a bill-paying network customer (who may have a number of telephones connected to the network) or a mobile telephone user (who may share a single telephone with a number of other users). Belgacom Mobile also has a significant number of customers using pre-paid call products. These customers are not included in the definition of "subscribers".
switch	A device used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.
telex	A communication service involving teletypewriters connected through automatic exchanges.
termination rate	The interconnection fee received by an operator for incoming calls terminating on its network.
three-party calling	The ability of a caller to talk to two different people in two different places at the same time.
TRIM Index	A measure of the level of loyalty of subscribers by service providers taking into consideration the subscribers' level of satisfaction with the service provider and their loyalty to the service provider.
UMTS (Universal Mobile Telecommunications System)	The third-generation broadband mobile communications standard. UMTS utilizes Code Division Multiple Access, or CDMA, technology and has the speed and capacity to handle multimedia transmissions. A UMTS system offers mobile telephony, messaging services, wireless access to the Internet and other multi-media services at higher speeds than GSM systems.
unbundled local loop access	The process whereby incumbent local service providers must open up, or unbundle, their facilities to competitors.
USO (universal service obligation)	The obligation placed on universal service providers to ensure that standard telephone services, payphones and prescribed carriage services are reasonably accessible to all people in a particular region on an equitable basis, and with affordable pricing, wherever they reside or carry on business.
US GAAP	Generally Accepted Accounting Principles in the United States.
VAR (Value-Added Resellers)	A partner of Belgacom that adds value to Belgacom products and services and sells these products to the end customers.
VDSL (Very high Digital Subscriber Line)	See "xDSL".
vertical portal	A Web search engine that provides a gateway or portal to information related to a specific subject.
voicemail	Any system for sending, storing and retrieving audio messages, similar to a telephone answering machine.
VoIP	Voice over Internet Protocol, in which voice traffic is carried over Internet Protocol rather than a circuit-switched network.
VPN (Virtual Private Network)	A data network that shares telecommunications infrastructure but acts as a secure private network, with an architecture based on the use of the TCP-IP (Time Compression Multiplexing – Internet Protocol).
WAN (Wide Area Networks)	A data communications network designed to interconnect personal computers, work-stations, microcomputers, fileservers and other communications and computing devices that covers an area larger than a single building or campus.

WAP (Wireless Application Protocol) — A global open specification that supports Internet Protocols on wireless devices, such as mobile phones, two-way radios, smart phones and communicators, to easily access and interact with Internet-based services. With WAP, a mobile phone user can view mini-pages and interact with a small, multiple choice screen.

Wireless LAN — A communication system in which a mobile user can connect to a LAN through a wireless (radio) connection.

WLL (wireless local loop) — A system that connects subscribers to the public switched telephone network using radio signals as a substitute for copper for all or part of the connection between the subscriber and the switch. This includes cordless access systems, proprietary fixed radio access and fixed cellular systems.

X25 — A worldwide protocol for communications services using packet-switched networks.

X400 — One of the worldwide protocols for electronic mailing systems. X.400 is used only in the international and domestic X.400 networks of which the Internet is not a part.

xDSL — Refers collectively to all types of digital subscriber lines, the two main categories being ADSL and SDSL. Two other types of xDSL technologies are High-data-rate DSL (HDSL) and Very high DSL (VDSL). DSL technologies use sophisticated modulation schemes to pack data onto copper wires. They are sometimes referred to as "last-mile technologies" because they are used only for connections from a telephone switching station to a home or office, not between switching stations.

BELGACOM

INDEX TO IFRS CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Belgacom SA de droit public/NV van publiek recht

We have audited the accompanying consolidated balance sheets of Belgacom SA de droit public/NV van publiek recht and subsidiaries ("Belgacom Group") as of 31 December 2001, 2002 and 2003, and the related consolidated statements of income, of changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Belgacom Group as of 31 December 2001, 2002 and 2003, and of the consolidated results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

We also reported separately on the consolidated financial statements of Belgacom Group for the years ended as of 31 December 2001 and 2002 prepared in accordance with accounting and reporting laws and regulations applicable in Belgium. The significant differences between IFRS and accounting and reporting laws and regulations applicable in Belgium in so far as concerns net income and net equity are summarized in note 40 of the accompanying consolidated financial statements.

Brussels, Belgium 19 February 2004
Except for share, per share data and Note 39 (Post balance sheet events),
for which the date is 3 March 2004

Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A.
represented by

Ludo SWOLFS
Partner

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December		
		2001	2002	2003
		(€)	(€)	(€)
		(in millions, except per share amounts)		
Net revenue	Note 22	5,381	5,252	5,377
Other operating revenue	Note 23	86	86	78
Non-recurring revenue	Note 24	0	1,085	0
Total revenue		5,467	6,422	5,454
Costs of materials and charges to revenue	Note 25	(1,491)	(1,353)	(1,377)
Personnel expenses and pensions	Note 26	(1,098)	(1,101)	(1,046)
Other operating expenses	Note 27	(852)	(863)	(781)
Non-recurring expenses	Note 28	(62)	(764)	(897)
Total operating expenses before depreciation and amortization		(3,503)	(4,081)	(4,101)
Operating income before depreciation and amortization		1,964	2,341	1,353
Depreciation and amortization	Note 29	(829)	(859)	(787)
Operating income		1,135	1,482	566
Finance costs (net)	Note 30	(26)	(25)	(27)
Loss from enterprises accounted for using the equity method	Note 6	(25)	(12)	(4)
Income before taxes and minority interests		1,084	1,445	534
Tax expense	Note 8	(429)	(203)	(208)
Minority interests	Note 5	(102)	(99)	(154)
Net income		553	1,142	172
Basic earnings per share	Note 31	€1.38	€2.86	€0.43
Diluted earnings per share	Note 31	€1.38	€2.86	€0.43
Weighted average number of ordinary shares		400,000,000	400,000,000	399,932,160

CONSOLIDATED BALANCE SHEET

		As of 31 December		
		2001	2002	2003
		(€)	(€) (in millions)	(€)
Assets				
Non-current assets		5,127	4,601	4,381
Intangible assets	Note 3	773	525	534
Property, plant and equipment	Note 4	3,658	3,139	2,854
Enterprises accounted for under the equity method	Note 6	0	31	27
Other participating interests	Note 7	74	270	209
Deferred income tax asset	Note 8	371	482	647
Pension asset	Note 9	6	7	6
Other non-current assets	Note 10	246	149	104
Current assets		2,038	2,696	1,628
Inventories		87	60	49
Trade receivables	Note 11	1,077	947	873
Current income tax asset	Note 8	6	1	35
Other current assets	Note 12	60	77	67
Investments	Note 13	3	286	42
Cash and cash equivalents	Note 14	805	1,326	562
Total assets		7,165	7,298	6,009
Liabilities and shareholders' equity				
Shareholders' equity	Note 15	2,630	2,978	2,548
Issued capital		1,000	1,000	1,000
Treasury shares		0	0	(325)
Restricted reserve		100	100	100
Remeasurement to fair value		0	29	32
Retained earnings		1,530	1,849	1,742
Minority interests	Note 5	205	293	446
Non-current liabilities		2,329	2,362	1,469
Interest-bearing liabilities	Note 16	827	547	371
Liability for pensions and other post-employment benefits	Note 9	1,252	1,545	840
Provisions	Note 17	195	209	210
Deferred income tax liabilities	Note 8	45	43	46
Other non-current payables	Note 18	9	18	3
Current liabilities		2,001	1,665	1,545
Interest-bearing liabilities	Note 16	474	78	154
Trade payables		980	850	809
Income tax payable	Note 8	113	150	198
Other current payables	Note 19	434	588	384
Total liabilities and shareholders' equity		7,165	7,298	6,009

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 December		
		2001	2002	2003
		(€)	(€) (in millions)	(€)
Cash flow from operating activities				
Net income		553	1,142	172
Adjustments for:				
Minority interests		102	99	154
Depreciation and amortization on intangible assets and property, plant and equipment	Notes 3, 4	829	859	787
Impairment on intangible assets and property, plant and equipment	Notes 3, 4	29	24	(5)
Increase of provisions		88	106	37
Deferred tax expense / (income)	Note 8	61	(113)	(163)
Increase of impairment on participating interests		10	11	53
Loss from investments accounted for using the equity method	Note 6	25	12	4
Fair value adjustments on financial instruments		(5)	14	1
(Gain) / loss on disposal of consolidated companies	Note 5	5	(1,085)	0
Other non-cash movements		(12)	(9)	(10)
Operating cash flow before working capital changes		1,687	1,062	1,030
Decrease in inventories		0	21	11
Decrease in trade receivables		40	46	76
(Increase) / decrease in current income tax assets		116	5	(35)
(Increase) / decrease in other current assets		5	(16)	10
Increase / (decrease) in trade payables		45	(35)	(42)
Increase in income tax payables		55	38	48
Increase / (decrease) in other current payables		(36)	16	(62)
Increase / (decrease) in net liability for pensions and other post-employment benefits	Note 9	(213)	292	(705)
Decrease in other non-current payables and provisions		(41)	(58)	(34)
(Increase) / decrease in working capital, net of acquisitions and disposals of subsidiaries		(29)	310	(733)
Net cash flow provided by operating activities(1)		1,658	1,371	296
Cash flow from investing activities				
Cash paid for acquisitions of intangible assets and property, plant and equipment	Notes 3, 4	(987)	(566)	(502)
Cash paid for acquisitions of other participating interests		(28)	(9)	0
Cash paid for consolidated companies, net of cash acquired		(25)	(12)	(1)
Dividends received from non-consolidated companies	Note 30	9	0	0
Cash received from sales of consolidated companies, net of cash disposed of	Note 5	4	1,111	0
Cash received from sales of intangible assets and property, plant and equipment		15	25	8
Cash received from / (paid for) other non-current assets		(91)	161	10
Net cash (used in) / provided by investing activities		(1,104)	710	(485)
Cash flow before financing activities		554	2,081	(189)
Cash flow from financing activities				
Dividends paid to shareholders	Note 32	(231)	(663)	(440)
Dividends paid to minority interests		(65)	0	0
Acquisition of treasury shares		0	0	(325)
Sale / (purchase) of investments		2	(281)	246
Increase / (decrease) of minority interests		28	(11)	0
Issuance / (repayment) of long term debt		227	(597)	(61)
Issuance / (repayment) of short term debt		86	(8)	4
Net cash (used in) / provided by financing activities		47	(1,560)	(575)
Net increase / (decrease) of cash and cash equivalents		601	521	(764)
Cash and cash equivalents at 1 January		204	805	1,326
Cash and cash equivalents at 31 December	Note 14	805	1,326	562

(1) Net cash flow provided by operating activities includes the following cash movements:

	2001	2002	2003
Interest paid	(55)	(66)	(35)
Interest received	19	43	57
Income taxes paid	(197)	(274)	(326)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

		Issued capital	Treasury shares	Restricted reserve	Remeasurement to fair value	Retained earnings	Shareholders' equity
		(€)		(€)	(€) (in millions)	(€)	(€)
Balance at 1 January 2001		992	0	99	0	1,216	2,307
Capital increase through incorporation of retained earnings	Note 15	8	0	1	0	(9)	0
Equity changes not recognized in the income statement		8	0	1	0	(9)	0
Net income		0	0	0	0	553	553
Dividends to shareholders (relating to 2000)	Note 32	0	0	0	0	(231)	(231)
Balance at 31 December 2001		1,000	0	100	0	1,530	2,630
Result on revaluation of financial instruments on available-for-sale instruments—acquisitions and variations during the year	Note 7	0	0	0	29	0	29
Equity changes not recognized in the income statement		0	0	0	29	0	29
Net income		0	0	0	0	1,142	1,142
Dividends to shareholders (relating to 2001)	Note 32	0	0	0	0	(253)	(253)
Special dividends to shareholders (relating to 2002)	Note 32	0	0	0	0	(570)	(570)
Balance at 31 December 2002		1,000	0	100	29	1,849	2,978
Result on revaluation of financial instruments on available-for-sale instruments—acquisitions and variations during the year		0	0	0	3	0	3
Equity changes not recognized in the income statement		0	0	0	3	0	3
Net income		0	0	0	0	172	172
Dividends to shareholders (relating to 2002)	Note 32	0	0	0	0	(280)	(280)
Acquisition of treasury shares	Note 15	0	(325)	0	0	0	(325)
Balance at 31 December 2003		1,000	(325)	100	32	1,742	2,548

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Corporate information

The consolidated financial statements of Belgacom SA (referred to hereinafter as "the Group") at and for the years ended 31 December 2001, 2002 and 2003 were authorized for publication in accordance with the resolution of the General Meeting of Shareholders on 19 February 2004.

Belgacom SA is a "Limited Liability Company of Public Law" registered in Belgium. The transformation of Belgacom SA from "Autonomous State Company" into a "Limited Liability Company of Public Law" was implemented by the Royal Decree of 16 December 1994. Belgacom SA's headquarters are located at Boulevard du Roi Albert II, 27 1030 Brussels, Belgium.

The main activities of the Group are: Fixed Line Services (providing voice, data and Internet service to residential and business markets, as well as regulated and commercial wholesale services to other carriers and services providers in Belgium), Mobile Communications Services (voice and data) and International Carrier Services. Further information concerning the business segments is included under note 38.

The number of employees of the Group (in full time equivalents) amounted to 17,541 at 31 December 2003, 19,003 at 31 December 2002 and 22,296 at 31 December 2001.

Note 2. Significant accounting policies

Basis of preparation

Until 31 December 2002, the Group maintained its official accounting records and prepared its consolidated financial statements for statutory purposes in accordance with accounting and reporting laws and regulations applicable in Belgium ("Belgian GAAP"). In application of article 125 of the Company Code, the Group obtained on 27 November 2003 a formal authorization from the Belgian Minister of Economy to publish consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS").

The accompanying consolidated financial statements have been prepared in accordance with IFRS at the reporting date 31 December 2003, with date of transition to IFRS of 1 January 2001 and differ from those previously issued under Belgian GAAP for the years ended 31 December 2001 and 2002. A reconciliation of the Belgian GAAP consolidated equity and net income to the IFRS shareholders' equity and net income for the period ended 31 December 2002 and of equity for the period beginning 1 January 2001 is disclosed in note 40. As a first-time adopter of IFRS, the Group elected to apply IFRS 1 (*"IFRS 1, First-time adoption of IFRS"*) instead of Standing Interpretations Committee 8 (*"SIC 8, First-time application of IASs as the primary basis of accounting"*) of the International Accounting Standards Board ("IASB"). The Group furthermore elected to apply the exemption possibility granted by IFRS 1 in respect of business combinations and therefore did not apply International Accounting Standard 22 (*"IAS 22, Business combinations"*) to business combinations that occurred prior to the transition date of 1 January 2001.

The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of derivatives and available-for-sale financial assets. The carrying values of assets and liabilities that are hedged with fair-value hedges are adjusted to record the change in the fair value attributable to the risks that are being hedged.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Belgacom SA and its subsidiaries and joint ventures as well as the Group's share of results in associates. Notes 5 and 6 present the list of the Group's subsidiaries, joint ventures and associates.

Subsidiaries are those entities controlled by the Group. Control exists when Belgacom has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The investments in subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Inter-company balances and transactions, and resulting unrealized profits or losses between Group companies are eliminated in consolidation. When necessary, accounting policies of subsidiaries are adjusted to ensure that the consolidated financial statements are prepared using uniform accounting policies.

Companies that are jointly controlled (defined as those entities in which the Group has joint control through a contractual arrangement with one or more entities) are included using the proportionate consolidation method, whereby the Group's share of the assets, liabilities, expenses and cash-flow of joint ventures are combined on a line-by-line basis with similar items in the consolidated financial statements. The Group's proportionate share of the inter-company balance and transactions and resulting unrealized profits or losses between Group companies and jointly controlled entities are eliminated in consolidation.

Associated companies in which the Group has a significant influence, defined as an investee in which Belgacom has the power to participate in its financial and operating policy decisions (but not to control the investee), are accounted for using the equity method. Under that method, the investments held in associates are initially recorded at cost and the carrying amount is subsequently adjusted to recognize the Group's share in the profit or losses of the associate as from the date of acquisition. These investments and the equity share of results for the period are shown in the balance sheet and income statement as investments in enterprises accounted for under the equity method and share in the result of the enterprises accounted for using the equity method, respectively.

Subsidiaries are excluded from consolidation when the control is intended to be temporary because the subsidiary is acquired and held exclusively with a view of subsequent disposal in the near future or when it operates under severe long-term restrictions that impair its ability to transfer funds to the Group.

Use of estimates

The preparation of financial statements in conformity with IFRS requires that management make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Estimates that have been made at the date of transition to IFRS and at each reporting date reflect conditions that existed at those dates (e.g. market prices, interest rates and foreign exchange rates). Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake, actual results may differ from those estimates.

Foreign currency translation

Foreign currency transactions

The reporting currency for the Group is the Euro. Foreign currency transactions are translated, on initial recognition, at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the balance sheet date using the closing rate at that date. Net exchange differences on the translation of monetary assets and liabilities are classified in "other operating expenses" in the income statement in the period in which they arise.

Foreign operations

The assets and liabilities of foreign subsidiaries and joint-ventures operating under currencies other than the Euro (i.e. financial statements of the Points of Presence ("PoPs") in the UK, Sweden, Switzerland, Asia-Pacific region and the USA) have been translated according to the monetary/non-monetary method since these entities are classified as foreign operations that are integral to the operations of the reporting enterprise. Monetary assets and liabilities are translated at the closing rate, non-monetary assets and liabilities are translated at the historical rate, while revenue and expenses are translated at the average rate. The resulting exchange differences are recorded in "other operating expenses" in the income statement.

Intangible assets

Intangible assets consist primarily of the excess of consideration paid over the fair value of net assets acquired in business combinations (Goodwill), the Global System for Mobile communication ("GSM") license, the Universal Mobile Telecommunication System ("UMTS") license and other intangible assets which predominantly consist of internally or externally developed software.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. The residual value of intangible assets is assumed to be zero. Intangible assets are amortized on a straight-line basis over their estimated useful life. Amortization commences when the intangible asset is ready for its intended use.

The Group capitalizes certain costs incurred in connection with developing or purchasing software for internal use software when they meet the criteria set out in IAS 38. Capitalized software costs are included in internally generated and other intangible assets and are amortized over three to four years.

The useful life of the GSM and UMTS intangible assets has been determined based on the license terms.

The useful life of goodwill reflects the best estimate of the period during which future economic benefits are expected to flow to the Group.

The useful lives are assigned as follows:

	Useful life (years)
—Goodwill	5 to 15
—GSM / UMTS licenses	15 to 20
—Other intangible assets and internally generated assets, including software	3 to 20

The amortization of intangible assets, including goodwill, is recorded in depreciation and amortization.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses when they do not extend the life of the asset or do not significantly increase its capacity to generate revenue.

Depreciation of an asset commences when the asset is ready for its intended use. Depreciation is calculated using the straight-line method over the estimated useful life of the asset.

The useful lives are assigned as follows:

	Useful life (years)
Land and buildings	
—Land	indefinite
—Building and constructions	5 to 33
Technical and network equipment	
—Switches	3 to 10
—Cables and operational support systems	4 to 10
—Transmission	4 to 10
—Equipment installed at client premises	2 to 5
—Equipment for data transfer business	3 to 5
—Mobile antennas	6
Furniture and vehicles	
—Furniture and office equipment	3 to 10
—Vehicles	5
Other tangible assets	3 to 33

Income from own capitalized costs related to network construction is reported in the income statement net of the corresponding operating expense.

Assets under construction are depreciated from the time the assets are ready for their intended use.

Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the lease.

Fixed assets retired from active use and held for disposal are carried at their carrying amount at the date when the asset is retired from active use. At the end of the financial year, an impairment test is applied to these assets.

Borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews its assets regularly for any indication of impairment. When such indication exists, an impairment loss is recognized when the carrying value exceeds the estimated recoverable amount, being the higher of the asset's net selling price and its value in use for the Group. Impairment losses are recorded in operating expenses.

Deferred tax

Deferred taxation is provided for all temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheet and their respective taxation bases. Deferred taxation is not provided on differences relating to goodwill for which amortization is not deductible for taxation purposes.

Deferred tax assets associated with deductible temporary differences and unused tax losses carried forward are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference or the unused tax losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Provision for taxation, which could arise if undistributed retained profit of certain subsidiaries is remitted to the parent company, is only made where a decision has been taken to remit such retained profit, i.e. where the subsidiary intends to distribute a dividend.

Pensions and other post-employment benefits

The Group operates two defined benefit pension plans to which the contributions are made through separately managed funds. A third plan was settled in the course of 2003 (see note 9). The Group also agreed to provide additional post-employment benefits to certain employees and has a legal obligation to provide child allowance payments to dependents of certain retirees. The cost of providing benefits under the plans is determined separately for each plan using the projected credit unit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized gains or losses for an individual plan at the end of the previous reporting period exceeds 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at the beginning of the year. These gains and losses are recognized over the average remaining service life of the employees participating in the individual plan.

Short-term and long-term employee benefits

The cost of all short-term and long-term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, are recognized during the period in which the employee renders the related service. The Group recognizes those costs only when the Group has a present legal or constructive obligation to make such payment and a reliable estimate of the liability can be made.

Financial instruments

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

- for investments in non-quoted companies for which no fair value can be reliably determined, fair value is based on the historical acquisition cost, adjusted for impairment losses, if any;
- for investments in quoted companies and mutual funds, the fair value is their quoted price;
- for other non-current financial assets (other than derivatives), the amortized cost is assumed to approximate fair value;
- for long-term debts carrying a floating interest rate, the amortized cost is assumed to approximate fair value;
- for long-term debts carrying a fixed interest rate, the fair value is determined based on the discounted future cash flows;

- for trade receivables, trade payables, other current assets and current liabilities, the carrying amounts reported in the balance sheet approximate the fair value considering their short maturity;
- for cash and cash equivalents, the carrying amounts reported in the balance sheet approximate their fair value considering their short maturity; and
- for derivatives, fair values have been estimated by using different valuation techniques, in particular the discounting of future cash flows.

Criteria for initial recognition and for de-recognition of financial assets and liabilities

Financial instruments are initially recognized when the Group becomes party to the contractual terms of the instruments. "Regular way" purchases and sales of financial assets are accounted for at their settlement dates.

Financial assets (or a portion thereof) are de-recognized when the Group realizes the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. Financial liabilities (or a portion thereof) are de-recognized when the obligation specified in the contract is discharged, cancelled or expires.

Criteria for offsetting financial assets and liabilities

Where a legally enforceable right of offset exists for recognized financial assets and liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Other participating interests

Other participating interests are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. These interests are classified as available-for-sale financial assets in the balance sheet.

After initial recognition, other participating interests are carried at fair value, with recognition of the changes in fair value directly in equity, until the financial asset is sold, collected or otherwise disposed of, or until the asset is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in financial income or expenses.

For investments quoted in an active market, the quoted market price is the best measure of fair value. For investments not quoted in an active market, if a reliable estimate of fair value cannot be made, the carrying amount is the historical cost, and impairment tests are performed periodically. Impairment losses are recorded in financial expenses.

Other non-current assets

Other non-current assets include derivatives (see below) and long-term interest-bearing receivables such as loans to joint-ventures, personnel and cash guarantees. Such long-term receivables are accounted for as loans and receivables originated by the company and are carried at amortized cost. An impairment loss is recorded in financial expense when the carrying amount is greater than the estimated recoverable amount.

Trade receivables and other current assets

Trade receivables and other current assets are shown on the balance sheet at nominal value (generally, the original invoice amount) less an allowance for doubtful debts. Such allowance is recorded in operating income when it is probable that the company will not be able to collect all amounts due. Allowances are calculated on an individual basis, and on a portfolio basis for groups of receivables that are not individually identified as impaired.

Investments

Investments include shares, fixed income securities and deposits with a maturity greater than three months but less than one year.

Shares are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. After initial recognition, shares are treated as available-for-sale, with re-measurement to fair value recorded directly in equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gain or loss previously reported in equity is included in financial income or expenses.

Fixed income securities are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. After initial recognition, fixed income securities that are classified as available-for-sale, are measured at fair value, with gains and losses on remeasurement recognized in equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gains or loss reported in equity is included in financial income or expense. Fixed income securities that are intended to be held-to-maturity are measured at amortized cost, using the effective interest rate method.

Deposits are considered as held-to-maturity and measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents include cash, current bank accounts and investments with an original maturity of less than three months.

Cash and cash equivalents are carried at nominal value when they are assets held with financial institutions, and at amortized cost in all other cases. An impairment loss is recorded in financial expense when the recoverable amount at the closing date is lower than the carrying amount.

Interest-bearing liabilities

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received, net of issuance costs associated with the borrowings.

After initial recognition, debts not hedged are measured at amortized cost taking into account any discount or premium. Gains and losses are recognized in the income statement through amortization or when the liabilities are derecognized.

Debts that are hedged with interest rate swaps (IRS), and interest rate and currency swaps (IRCS) (fair value hedges) are re-measured to the extent of the risk being hedged. The re-measurement gain or loss attributable to the hedged risk is recognized in financial income/expenses.

Derivatives

The Group makes use of derivatives such as IRS, IRCS, forward exchange contracts and currency options to reduce its risks associated with interest rate and foreign currency fluctuations on underlying assets, liabilities and anticipated transactions. The derivatives are carried at fair value under the captions other non-current assets, other current assets, interest-bearing liabilities, other non-current payables and other current payables.

The Group uses IRS and IRCS to reduce its exposure to interest rate and foreign currency fluctuations on long-term debts. The interest coupons receivable and payable under the terms of these swaps are accrued over the period to which the coupon relates.

The table below summarizes the relationship between hedged items and hedging instruments:

Hedging instrument	Hedged item	Type of hedge relationship	Risk(s) being hedged
Interest rate and currency swaps	Debt in foreign currency	Fair value	Currency and interest rate risks
Interest rate swaps	Fixed rate debt	Fair value	Interest rate risk

Most of these swaps are fair value hedges, so that their revaluation matches the revaluation of the hedged items in the income statement.

Belgacom does not hold or issue derivative financial instruments for trading purposes but some of its derivative contracts do not meet the criteria set by IAS 39 to be considered as hedges and are therefore treated as derivatives held-for-trading, with changes in fair value recorded in the income statement.

Belgacom uses currency options and forward foreign exchange contracts to manage its foreign currency exposure arising from operational contracts. Nevertheless, as matching between these instruments and the underlying exposure is not sufficiently effective, or the effectiveness cannot be easily demonstrated, these instruments are not accounted for as hedges and are consequently carried at fair value, with changes in fair value posted to the income statement.

Some debts issued by Belgacom include embedded derivatives. Such derivatives are separated from their host contract and carried at market value with changes in fair value posted to the income statement. These debts are hedged by derivatives neutralizing the effect of the embedded derivatives.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

Leases

Leases where the lessor retains substantially all the risks and the benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A past event is deemed to give rise to a present obligation if, taking into account the available evidence, it is more likely than not that a present obligation exists at the balance sheet date.

Certain assets and improvements that are situated on property owned by third parties must eventually be dismantled, and the property must be restored to its original condition. The estimated costs associated with dismantling and restorations are recorded under property, plant and equipment and depreciated over the life of the asset. The total estimated cost required for dismantling and restoration, discounted to its present value, is recorded under provisions.

Revenues and operating expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Specific revenue streams and related recognition criteria are as follows:

- the Group recognizes fixed-line, mobile and carrier traffic revenues on a usage basis.
- Revenue from connection fees and installation fees is recognized in income at the time of connection or installation.
- Revenue from sales of communication equipment is recognized upon delivery to the customer.
- Revenues relating to the monthly rent or access fees, which are applicable to fixed-line and mobile revenues, are billed monthly in advance and are recognized the following month when services are provided.
- Subscription fees are recognized as revenue over the subscription period on a pro rata basis.
- Prepaid revenue such as revenue from pre-paid mobile telephone cards, is deferred and recognized based on usage of the cards.

The Group's consolidated income statement presents operating expenses by nature. Operating expenses are reported net of work performed by the enterprise that is capitalized.

The costs of materials and charges to revenues include the costs for purchases of materials and services directly related to revenue.

Costs for commissions to dealers, advertising costs and other marketing costs are expensed as incurred.

Non-recurring revenues and operating expenses include gains or losses on the disposal of consolidated companies exceeding individually €5 million in a particular year, restructuring costs and the transfer of the pension liability in respect of statutory personnel towards the Belgian State.

Note 3. Intangible assets

	Goodwill	GSM and UMTS licenses	Other intangible assets	Internally generated assets	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
As of 1 January 2001 net of accumulated amortization and impairment	100	318	145	50	612
Additions	25	150	98	49	322
Acquisition of subsidiary	0	0	4	0	4
Disposals	0	0	(1)	0	(1)
Disposal of subsidiary	(7)	0	0	0	(7)
Reclassifications	0	0	3	(2)	1
Impairment charge	(29)	0	0	0	(29)
Depreciation charge for the year	(17)	(18)	(56)	(37)	(128)
As of 31 December 2001 net of accumulated amortization and impairment	71	450	192	60	773
Additions	9	0	58	44	111
Disposal of subsidiary	(23)	(176)	(23)	0	(222)
Reclassifications	0	0	(7)	2	(4)
Impairment charge	0	0	(3)	0	(3)
Depreciation charge for the year	(9)	(16)	(57)	(47)	(129)
As of 31 December 2002 net of accumulated amortization and impairment	47	258	161	59	525
Additions	2	0	43	63	108
Acquisition of subsidiary	0	0	3	0	3
Reclassifications	0	0	(6)	11	5
Impairment charge	(3)	0	0	0	(3)
Depreciation charge for the year	(9)	(15)	(63)	(18)	(104)
As of 31 December 2003 net of accumulated amortization and impairment	38	243	138	115	534

	Goodwill	GSM and UMTS licenses	Other intangible assets	Internally generated assets	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
As of 1 January 2001					
Cost	124	413	261	143	940
Accumulated amortization and impairment	(24)	(95)	(116)	(93)	(328)
Net carrying amount	100	318	145	50	612
As of 31 December 2001					
Cost	145	563	355	190	1,253
Accumulated amortization and impairment	(74)	(113)	(163)	(130)	(481)
Net carrying amount	71	450	192	60	773
As of 31 December 2002					
Cost	112	377	345	236	1,070
Accumulated amortization and impairment	(65)	(118)	(185)	(177)	(545)
Net carrying amount	47	258	161	59	525
As of 31 December 2003					
Cost	114	377	384	275	1,150
Accumulated amortization and impairment	(76)	(133)	(247)	(160)	(617)
Net carrying amount	38	243	138	115	534

Goodwill fluctuated as a result of the deconsolidation of Alert Services Holding and subsidiaries in 2002 and business combinations in the Internet activities in 2001 and 2002:

- In November 2001, the French Internet activities of the subsidiary Infosources SA were sold and a write-down of the remaining goodwill on Infosources was recorded in non-recurring operating expense (see note 28). The results of operations of the French Internet activities are included in the consolidated income statement until 31 October 2001.
- In November 2001 and July 2002, the Group carried out a buy out of minority shareholders of Infosources via two consecutive public bids. These transactions resulted in the Group gaining back full control on the Belgian ISP activities (Belgacom Skynet), and the recognition of goodwill in 2001 (€21 million) and 2002 (€7 million). This goodwill is amortized on a straight-line basis over a five-year period. The results of operations of the Belgian ISP activities are included at 75% until 31 October 2001, at 94% during the period 1 November 2001 through July 2002 and at 100% as from 1 August 2002 onwards.

The license fees relate to the Group's GSM and UMTS licenses:

- In 1994, the Group acquired a GSM license in Belgium for an amount of €226 million. Amortization started in 1995 over the useful life of the license (15 years).
- In March 2001, the Group acquired a UMTS license in Belgium for an amount of €150 million. Amortization of the license has not yet started because the related telecom network is not yet ready for use.

The decrease of the GSM and UMTS licenses in 2002 results from the sale of Ben Nederland Group, whose mobile telephony operating license constituted a significant intangible asset for the Group.

Other intangible assets mainly include purchased software and rights of use for cables.

Note 4. Property, plant and equipment

	Land and buildings	Technical and network equipment	Furniture and vehicles	Other tangible assets	Assets under construction	Total
	(€)	(€)	(€) (in millions)	(€)	(€)	(€)
As of 1 January 2001 net of accumulated depreciation and impairment	768	2,554	75	145	140	3,683
Additions	22	411	24	32	201	690
Disposals	(4)	(2)	(3)	(5)	0	(14)
Reclassifications	22	209	(16)	2	(216)	0
Depreciation charge for the year	(45)	(613)	(22)	(20)	0	(701)
As of 31 December 2001 net of accumulated depreciation and impairment	763	2,559	58	154	125	3,658
Additions	30	321	20	13	81	465
Disposals	(6)	0	0	(9)	0	(16)
Disposal of subsidiary	(2)	(117)	(3)	(44)	(55)	(221)
Reclassifications	(61)	108	1	43	(87)	4
Impairment	0	(21)	0	0	0	(21)
Depreciation charge for the year	(46)	(625)	(29)	(30)	0	(731)
As of 31 December 2002 net of accumulated depreciation and impairment	678	2,225	46	126	64	3,139
Additions	13	217	16	29	121	397
Acquisition of subsidiary	0	0	0	0	0	1
Disposals	(1)	0	0	(1)	0	(2)
Reclassifications	0	122	0	9	(135)	(5)
Impairment	0	8	0	0	0	8
Depreciation charge for the year	(51)	(586)	(21)	(25)	0	(683)
As of 31 December 2003 net of accumulated depreciation and impairment	640	1,988	41	137	50	2,854

	Land and buildings	Technical and network equipment	Furniture and vehicles	Other tangible assets	Assets under construction	Total
	(€)	(€)	(€) (in millions)	(€)	(€)	(€)
As of 1 January 2001						
Cost	1,485	8,999	228	227	140	11,080
Accumulated depreciation and impairment	(717)	(6,446)	(153)	(82)	0	(7,397)
Net carrying amount	768	2,554	75	145	140	3,683
As of 31 December 2001						
Cost	1,524	9,355	206	248	125	11,458
Accumulated depreciation and impairment	(761)	(6,797)	(148)	(94)	0	(7,800)
Net carrying amount	763	2,559	58	154	125	3,658
As of 31 December 2002						
Cost	825	8,809	177	226	64	10,101
Accumulated depreciation and impairment	(147)	(6,584)	(131)	(100)	0	(6,962)
Net carrying amount	678	2,225	46	126	64	3,139
As of 31 December 2003						
Cost	825	8,726	179	256	50	10,036
Accumulated depreciation and impairment	(185)	(6,739)	(139)	(120)	0	(7,182)
Net carrying amount	640	1,988	41	137	50	2,854

During the period from 1996 through 2001, the Group entered into several cross-border lease arrangements of technical and network equipment (see note 35).

Note 5. Investments in subsidiaries and joint ventures

Note 5.1. Investments in subsidiaries

The consolidated financial statements include the financial statements of Belgacom SA and the subsidiaries listed in the following table.

Name	Country of incorporation	Group's participating interests		
		2001	2002	2003
Belgacom Mobile SA	Belgium	75%	75%	75%
Belgacom Directory Services SA	Belgium	100%	100%	100%
Belgacom Finance SA	Luxemburg	100%	100%	100%
Belgacom Services SA	Belgium	100%	100%	100%
Belgacom France SA	France	100%	—	—
Finbel Re SA	Luxemburg	100%	100%	100%
ConnectImmo SA	Belgium	—	100%	100%
Expercom SA	Belgium	100%	100%	100%
Citius Belgium SA	Belgium	100%	100%	100%
Digital Age Design SA	Belgium	85%	85%	85%
Belgacom Skynet SA	Belgium	94%	100%	100%
ThePush SA	Belgium	—	100%	100%
WIN SA	Belgium	100%	100%	100%
Streamcase SA	Belgium	—	—	100%
Belgacom Invest SARL	Luxemburg	—	—	100%
Infosources SA and subsidiaries(1)	(2)	94%	100%	100%
Belgacom Deutschland G.m.b.H.	Germany	100%	100%	100%
Belgacom UK Ltd	United Kingdom	100%	100%	100%
Belgacom Nederland B.V.	The Netherlands	100%	100%	100%
Belgacom Incorporated	United States	100%	100%	100%
Belgacom Asia PTE Ltd	Singapore	100%	100%	100%
Belgacom Portugal SA	Portugal	100%	100%	100%
Belgacom Italia Srl	Italy	100%	100%	100%
Belgacom Spain	Spain	100%	100%	100%
Belgacom Switzerland	Switzerland	100%	100%	100%
Belgacom Austria G.m.b.H.	Austria	100%	100%	100%
Belgacom Sweden AB	Sweden	100%	100%	100%
Belgacom Japan KK	Japan	100%	100%	100%
Belgacom China Ltd	China	100%	100%	100%
Belgacom Presence SA	France	—	100%	100%
Gringots Sarl(3)	Luxemburg	—	—	—
Alert Services Holding and subsidiaries	(4)	95%	—	—

(1) Hereinafter "Group Infosources".
(2) Belgium, France, Germany and Switzerland.
(3) Special purpose entity in connection with the sale of Ben Nederland shares (see note 5.2).
(4) Belgium, The Netherlands and France.

On 30 September 2002, the vast majority of the Group's real estate was contributed to ConnectImmo SA, a wholly owned real estate subsidiary offering its services to companies of the Group. The spin-off did not result in a cash flow.

Minority interests include primarily the share of the minority shareholder Vodafone BV in the equity and net income of Belgacom Mobile SA.

Note 5.2. Investments in joint ventures

The Group has a joint-venture interest in the following companies.

Name	Country of incorporation	Group's participating interests 2001	2002	2003
Ben Nederland Holding BV and subsidiaries[(1)]	The Netherlands	35%	—	—
Paratel SA	Belgium	27%	—	—
Eduline SA	Belgium	47%	50%	50%
Certipost SA	Belgium	—	—	50%
Aditel SA	Belgium	—	—	50%
Aditel BV	The Netherlands	—	—	50%

(1) Hereinafter "Ben Nederland Group".

Ben Nederland Group

During 2001 and until 31 March 2002, Belgacom held a joint-venture interest of 35.29% in Ben Nederland Group, a company providing mobile telephony services in The Netherlands. Belgacom exercised joint control together with TeleDenmark A/S and T-Mobile A/G, the mobile subsidiary of Deutsche Telekom AG.

On 28 November 2001, 27 February 2002 and 24 May 2002, Belgacom sold 7.85%, 10.24% and 6.18%, respectively, of Ben Nederland Group shares to a special purpose entity ("SPE"), Gringots. On 25 September 2002, Belgacom sold its remaining stake of 11.02% in Ben Nederland Group to T-Mobile. The SPE and TeleDenmark sold Ben Nederland Group shares to T-Mobile at the same time.

The SPE is consolidated in the Group accounts from 28 November 2001 through 25 September 2002 based on the guidance issued by the Standing Interpretations Committee ("SIC") of the IASB. Joint control of Ben Nederland Group ceased at 31 March 2002. Belgacom therefore deconsolidated Ben Nederland Group on 1 April 2002. The gain realized on the sale of Ben Nederland Group shares amounted to €972 million and was recognized in September 2002 in non-recurring revenue (see note 24).

The Group's share of the assets, liabilities and operating income of the joint venture in Ben Nederland Group, which are included in the consolidated financial statements, are as follows:

	As of 31 December 2001	2002
	(€) (in millions)	(€)
Non-current assets	357	—
Current assets	43	—
Total	400	—
Non-current liabilities	215	—
Current liabilities	185	—
Total	400	—

	Year ended 31 December 2001	2002
	(€) (in millions)	(€)
Total revenue	159	42
Total operating expenses before depreciation and amortization	(198)	(44)
Operating income before depreciation and amortization	(39)	(2)
Depreciation and amortization	(27)	(10)
Operating income	(65)	(12)

Joint-venture interests other than Ben Nederland Group

The Group's share of the assets, liabilities, revenues and expenses of these joint-venture interests is not material to the consolidated financial statements.

Note 5.3. Acquisitions of subsidiaries and joint ventures

No significant acquisitions of subsidiaries or joint-ventures occurred in the three years presented.

Note 5.4. Disposals of subsidiaries or joint-ventures and decreases in participating interests

The following disposals of subsidiaries and decreases of participating interests occurred during 2002:

- The Group divested its interest in Ben Nederland Group on 25 September 2002 (see note 5.2.).
- The Group sold its remaining 27% in Paratel in June 2002.
- The Group's investment in Alert Services Holding and subsidiaries was diluted from 95% to 28% due to a capital increase by Securitas Direct International ("SDI") in these companies in February 2002. The dilution resulted in a gain of €9 million that is recognized in the income statement in non-recurring revenue (see note 24). Because the Group no longer holds control in these entities but continues to exercise significant influence, the consolidation method was switched from full consolidation to equity method in February 2002. In connection with this transaction, in 2001 the Group acquired put options with SDI for the remaining 28% stake held in Alert Services Holding and subsidiaries. The fair value of the option is recorded under other non-current assets for an amount of €13 million at 31 December 2003 (see note 10) .
- On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in Louis Dreyfus Communications Networks SA (hereinafter referred to as "LDCom"), an unlisted French telecommunications provider. This transaction resulted in a non-recurring gain of €104 million (see note 24). The investment in LDCom was initially recognized at cost in March 2002.

A summary of the assets and liabilities disposed of during the year 2002 is as follows:

	(€) (in millions)
Non-current assets disposed of	436
Current assets disposed of, excluding cash and cash equivalents	90
Cash and cash equivalents disposed of	62
Non-current liabilities disposed of	(4)
Current liabilities disposed of	(276)
Net assets disposed of	309
Consideration received	1,393
Gain on disposal	1,085

The net cash inflow on disposal is as follows:

	(€) (in millions)
Cash received	1,173
Cash and cash equivalents disposed of with the subsidiaries	(62)
Net cash inflow	1,111

Ben Nederland Group contributed a loss of €14 million to the Group accounts for the period 1 January 2002 through 31 March 2002. Belgacom France contributed a loss of €6 million from 1 January 2002 through 22 March 2002.

No significant disposals of subsidiaries or joint ventures or decreases of participating interests occurred in 2003.

Note 6. Enterprises accounted for under the equity method

The investments in enterprises accounted for under the equity method are summarized as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Tritone Telecom BV	0	0	0
Alert Services Holding and subsidiaries[1]	—	31	27
Total	0	31	27

(1) Companies of Alert Services Holding and subsidiaries are incorporated in Belgium, the Netherlands and France.

Loss from these enterprises accounted for using the equity method is summarized as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Tritone Telecom BV	(25)	(3)	0
Alert Services Holding and subsidiaries	—	(2)	(4)
Other	—	(6)	—
Total	(25)	(12)	(4)

From 2001 through July 2002, the Group held 55% of Tritone Telecom BV, a company that provides fixed telephony in the Netherlands and Belgium. The Group accounted for its investment in Tritone using the equity method based on the existence of participating rights of other shareholders, which prevented the Group from exercising control. During 2001, Belgacom granted loans of €30 million to finance the operations of Tritone. At 31 December 2001, the investment in Tritone was written off and the Group's loans to Tritone were reduced to net realizable value.

On 18 October 2001, the Group decided to cease funding of the Tritone operations and implemented actions to unwind the operations of Tritone. In 2001, the Group recorded non-recurring expenses of €29 million to cover the negative net assets of Tritone it had committed to fund. In 2002, an additional accrual amounting to €9 million was recorded for breach of contracts. Tritone ceased its operating activities in July 2002.

As a result of the dilution of its stake in Alert Services Holding and subsidiaries from 95% to 28% in 2002 (see note 5.4.), the Group changed its accounting for this investment from the full consolidation method to the equity method.

Note 7. Other participating interests

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
LDCom Networks SA	—	187	140
Other unlisted shares	73	81	68
Unlisted shares	73	269	208
Listed shares	1	1	1
Total	74	270	209

On 22 March 2002, the Group sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in LDCom (see note 5.4.).

Other unlisted and listed shares include primarily interests in companies in the satellite, Internet, multimedia and venture capital industries.

In 2003, the Group recorded an impairment loss on its participating interest in LDCom for an amount of €47 million. The recoverable amount of LDCom was determined based on a discounted cash flow analysis (using a discount rate of 9%) and EBITDA multiples valuation of LDCom's business and on other publicly available information. These methods resulted in a range of values between €120 and €160 million. Impairment losses on other unlisted shares amounted to €6 million in 2001, €10 million in 2002 and €8 million in 2003. All these impairment losses are recorded as financial expenses (see note 30).

Remeasurement to fair value of some other participating interests resulted in increases of their carrying amount for €28 million in 2002 and for €2 million in 2003 that were recorded directly in equity.

Note 8. Income taxes

Gross deferred income tax assets/(liabilities) relate to the following:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Deferred income tax liabilities			
Accelerated depreciation for tax purposes	(121)	(90)	(39)
Remeasurement of financial instruments to fair value	0	0	(1)
Deferred taxation on sales of property, plant and equipment	(10)	(73)	0
Other	(10)	(12)	(24)
Gross deferred income tax liabilities	(141)	(175)	(64)
Deferred income tax assets			
Remeasurement of financial instruments to fair value	2	7	7
Post-employment and termination benefits	372	220	14
Tax losses carried forward	0	301	553
Capital losses on investments in subsidiaries	70	64	69
Other	24	21	23
Gross deferred income tax assets	468	613	665

Net deferred income tax assets/(liabilities), when grouped per taxable entity, are as follows:

	2001	2002	2003
Net deferred income tax liability	(45)	(43)	(46)
Net deferred income tax asset	371	482	647

The Group has tax losses carried forward arising in Belgium that are available indefinitely to offset future taxable profits of the companies in which these losses arose.

At 31 December 2003, Belgacom SA accumulated tax losses amount to €1,735 million as a result among others, of the non-recurring expenses related to the BeST restructuring program launched in 2002 and the non-recurring expense related to the transfer of the pension obligations for statutory employees in 2003. A deferred tax asset has been recorded for an amount of €301 million in 2002 and was increased to €553 million in 2003. Based on the current business plan of Belgacom SA, future taxable profit will be available against which the tax losses can be utilized.

Deferred tax assets have not been recognized in respect of the losses of subsidiaries that have been loss-making for several years. On 31 December 2003, an amount of €49 million of cumulative tax losses carry forwards and tax credits is available for such Belgian companies.

Belgacom's share in the undistributed retained profit of subsidiaries amounts to €1,567 million at 31 December 2003 and is taxable at an effective tax rate of 1.7% upon remittance to the parent company. At 31 December 2003, a deferred tax liability has been recorded on €719 million of those unremitted earnings since these are intended to be distributed in the foreseeable future.

Deferred tax income/(expense) relate to the following:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Relating to deferred income tax liabilities			
Accelerated depreciation for tax purposes	(31)	7	51
Deferred taxation on sales of property, plant and equipment	1	(38)	73
Other	(1)	(2)	(12)
Relating to deferred income tax assets			
Remeasurement of financial instruments to fair value	2	5	1
Post-employment and termination benefits	(98)	(152)	(206)
Tax losses carried forward	0	301	251
Capital losses on investments in subsidiaries	67	(5)	5
Other	(1)	(2)	1
Deferred tax income/(expense) of the year	(61)	113	163

In 2001, the current income tax rate in Luxembourg was reduced from 37.45% to 30.38%, which resulted in deferred tax income of €2 million in 2001.

The current income tax rate applicable to the entities incorporated in Belgium was reduced from 40.17% to 33.99% in 2002, as from 1 January 2003 onwards. Since the reduced tax rate was enacted at 31 December 2002, the resulting deferred tax charge of €82 million was recorded in 2002.

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current income tax			
Current income tax expense	(368)	(316)	(369)
Adjustments in respect of current income tax of previous periods	0	0	(3)
Deferred income tax			
Income/(expense) resulting from changes in temporary differences	(63)	195	163
Income/(expense) resulting from a reduction in income tax rates	2	(82)	0
Total deferred tax income/(expense)	(61)	113	163
Income tax expense reported in consolidated income statement	(429)	(203)	(208)

The reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the Group's effective income tax rate for the years ended 31 December is as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Profit from operating activities before income tax	1,084	1,445	534
At Belgian statutory income tax rate of 40.17%	435	580	0
At Belgian statutory income tax rate of 33.99%	0	0	182
Effect of reduction in income tax rates on closing balance of deferred income tax	(2)	82	0
Income tax consequences of disposal of subsidiaries	(4)	(437)	0
Income tax consequences of capital losses on investments in subsidiaries	(70)	(6)	(19)
Non-taxable income from subsidiaries	(56)	(56)	(45)
Non-deductible expenditures for income tax purposes	121	42	75
Other	4	(1)	17
Income tax expense	429	203	208
Effective income tax rate	39.59%	14.08%	38.98%

In 2002, the income tax consequences of the disposal of subsidiaries mainly relate to the gain on the sale of Ben Nederland Group shares and on the sale of Belgacom France shares.

As a result of the sale of the French ISP activities in 2001, the parent company Belgacom SA will have the opportunity to deduct the capital losses on the Infosources investment from its future profits. A deferred tax asset of €70 million has consequently been recorded in 2001 because it is more likely than not that these deferred tax assets will be realized in the foreseeable future.

The non-taxable income from subsidiaries primarily relates to the income of Belgacom Services, which is subject to a tax regime that is not based on taxable income.

Non-deductible expenditures for income tax purposes primarily relate to unrecognized tax losses carry forward, goodwill amortization and various expenses that are disallowed for tax purposes. The strong decrease in 2002 is primarily due to lower unrecognized tax losses carry forward as a result of the sale of Ben Nederland Group and Belgacom France.

Other adjustments mainly include deferred tax liabilities recognized on unremitted profits of subsidiaries.

Note 9. Pension asset & liability for pensions and other post-employment benefits

The Group has five plans that are summarized below and detailed by plan:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined benefit pension for statutory employees of Belgacom SA and BeST and PTS termination benefits (Pension Fund I)	1,095	1,368	665
Complementary defined benefit plan for Belgacom SA and some subsidiaries (Pension Fund II)	2	2	3
Post-employment benefits other than pensions	142	156	153
Liability for child allowances benefits	13	18	18
Net liability recognized in the balance sheet	1,252	1,545	840
Complementary defined benefit plan for Belgacom Mobile SA (Pension Fund III)	6	7	6
Net asset recognized in the balance sheet	6	7	6

The calculation of the net liability is based on the assumptions that are established at the balance sheet date. The assumptions for the various plans have been determined based on both macro-economic assumptions and the specific terms of duration and beneficiary population of each plan in order to apply the most relevant measure of estimated outflow of resources

A. Pensions and termination benefits for statutory employees of Belgacom SA

Until 22 December 2003, pensions for statutory employees (i.e. legacy civil servants) of Belgacom SA were not covered by the Belgian social security system but by a non-contributory defined benefit pension plan organized by the Group itself. This plan provides a benefit based on years of service and on the employees' average income over a specified period. The defined benefit obligation of the statutory pension plan furthermore includes the liability for termination benefits in respect of the restructuring programs People, Teams and Skills ("PTS") and Belgacom E-Strategic Transformation ("BeST").

As a result of an agreement signed on 2 October 2003 between the Company and its shareholders (the Belgian State and ADSB Telecommunications B.V.) (hereinafter "the Protocol Agreement"), the Belgian State issued the law of 11 December 2003 and related Royal Decrees that regulated the transfer of Belgacom's pension liability in respect of statutory employees towards the Belgian State prior to 31 December 2003. In this respect, Belgacom paid on 22 December 2003 an extra contribution of €1,381 million to the pension fund in order to fully fund the pension liability up to the maximum liability amount of €5,000 million stipulated in the law. This payment released Belgacom from its existing pension obligations, and consequently the Company recorded in December 2003 the settlement of the defined benefit pension plan. The related settlement loss of €897 million is disclosed as a non-recurring expense in the income statement.

Articles 9 and 10 of the law of 11 December 2003 furthermore state that, starting 1 January 2004, Belgacom pays higher employer social security contributions in respect of pensions.

The liability for termination benefits in respect of the restructuring programs BeST and PTS that historically was incorporated in the liability of the defined benefit pension plan, is not transferred to the Belgian State. After the transfer of the pension obligations, the population and characteristics of this remaining liability are substantially different from those prevailing before the transfer of the defined benefit pension plan. Therefore, the actuarial assumptions for the remaining liability were modified at 31 December 2003 and the related expenses are reported as part of the settlement loss of €897 million. Any re-measurement of the remaining liability is recognized immediately in the income statement.

The PTS restructuring program was implemented in the years 1997 and 1998. This program consisted of a voluntary early retirement program offered to 6,290 employees. The voluntary early retirement program has been accepted by 98% of those offered this early leave. Under the terms of the plan, the Group will pay bridge pension amounts until the year 2007.

During the first quarter of 2002, Belgacom SA implemented the BeST restructuring program. The program offered all statutory employees aged 50 years and older, and having 20 or more service years in the company, the option to voluntarily early leave the company in return for a guaranteed monthly payment of a percentage of their base salary. The program allows the employees to receive full pension benefits and provides them with additional years of service towards their pension benefits. The BeST program resulted in an increase of the defined benefit obligation via non-recurring costs (see note 28) of €754 million specified as follows:

- cost of €712 million for special termination benefits representing the cost of the departure premiums, the salary continuation and additional service cost until pension; and
- curtailment losses of €42 million resulting from the effective pensioning date moving forward from the age of 62 years to 60 years.

Under the terms of the plan, the Group will pay guaranteed salary allowances until the year 2012. The number of employees that accepted the offer was 4,157.

The BeST and PTS programs also involved substantial expenses for training and job conversion for other employees. These expenses are recorded as a period cost when they occur.

The funded status of the pension plan is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	4,426	5,228	671
Plan assets at fair value	(3,305)	(3,320)	(6)
Benefit obligation in excess of plan assets	1,121	1,908	665
Unrecognized actuarial loss	(26)	(540)	0
Net liability recognized in the balance sheet	1,095	1,368	665

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current service cost—employer	59	45	23
Interest cost	285	320	329
Expected income on plan assets	(276)	(264)	(266)
Actuarial loss/(gain) recognized	0	0	12
Past service cost recognized	0	0	2
Expense recognized in the income statement, before curtailment, settlement and special termination benefits	68	100	100
Special termination benefits	0	699	0
Curtailment/settlement loss	0	40	897
Expense recognized in the income statement	68	839	997

The movement in the net liability recognized in the balance sheet is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	1,306	1,095	1,368
Expense for the period	68	839	997
Actual employer contribution	(278)	(566)	(1,700)
At the end of the year	1,095	1,368	665

Change in plan assets:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	3,458	3,305	3,320
Actual gain/(loss) on plan assets	(158)	(255)	302
Actual employer contribution	278	566	1,700
Employee contribution	0	5	29
Settlements	0	0	(5,000)
Distributions to beneficiaries	(274)	(301)	(346)
At the end of the year	3,305	3,320	6

Change in the defined benefit obligation:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	4,381	4,426	5,228
Service cost	59	45	23
Interest cost	285	320	329
Actuarial loss recognized	0	0	405
Past service cost recognized	0	0	2
Special termination benefits	0	739	0
Settlements	0	0	(5,000)
Distributions to beneficiaries	(274)	(301)	(346)
Employee contribution	0	5	29
Actuarial gain	(25)	(6)	0
At the end of the year	4,426	5,228	671

The pension liability was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
	(€)	(€)	(€)
Discount rate	6.50%	6.50%	3.70%
Expected rate of return on plan assets	8.00%	8.00%	—
Future price inflation	2.30%	2.30%	1.40%
Real future baremic salary increase	1.25%	1.25%	0.00%
Pension increase	0.48%	0.48%	0.48%

The pension liability for statutory employees was determined using the Belgian official mortality tables, adjusted for mortality experience of the statutory retirees.

At 31 December 2003, no assumption has been determined for the return on plan assets because no plan assets are accumulated for the BeST and PTS termination benefits.

B. Complementary pension plan of Belgacom SA and some subsidiaries

In addition to the above statutory pension plan, the Group set up a complementary defined benefit pension plan in 1997 for management that provides pension benefits for services as of 1 January 1997. The related separately administrated pension fund was created in 1998.

The funded status of the pension plan is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	22	26	32
Plan assets at fair value	(19)	(21)	(29)
Benefit obligation in excess of plan assets	3	5	3
Unrecognized actuarial loss	(1)	(3)	(1)
Net liability recognized in the balance sheet	2	2	3

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current service cost—employer	6	7	6
Interest cost	1	1	2
Expected income on plan assets	(2)	(2)	(2)
Expense recognized in the income statement	5	6	6

The movement in the net liability recognized in the balance sheet is:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	1	2	2
Expense for the period	5	6	6
Actual employer contribution	(5)	(6)	(6)
At the end of the year	2	2	3

Change in plan assets:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	16	19	21
Actual gain / (loss) on plan assets	(1)	(3)	2
Actual employer contribution	5	6	6
Benefits payments and expenses	0	(1)	0
At the end of the year	19	21	29

Change in the defined benefit obligation:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	16	22	26
Service cost	6	7	6
Interest cost	1	1	2
Benefits payments and expenses	0	(1)	0
Actuarial gain	0	(4)	(2)
At the end of the year	22	26	32

The pension liability was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
Discount rate	6.50%	6.50%	6.10%
Expected rate of return on plan assets	8.00%	8.00%	8.00%
Future price inflation	2.30%	2.30%	2.30%
Real future salary increase	2.50%	2.50%	2.50%
Real future baremic salary increase	1.25%	1.95%	1.95%

C. Complementary pension plan of Belgacom Mobile

Belgacom Mobile, a subsidiary of Belgacom, has a complementary defined benefit pension plan for its employees. The related separately administered fund was created in 2001.

The funded status of the pension plan is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	(15)	(21)	(29)
Plan assets at fair value	19	18	24
Benefit obligation lower than/ (in excess of) plan assets	4	(2)	(4)
Unrecognized actuarial loss	2	9	10
Net asset recognized in the balance sheet	6	7	6

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current service cost—employer	5	4	4
Interest cost	1	1	1
Expected income on plan assets	(1)	(2)	(2)
Past service cost recognized	(3)	0	0
Expense recognized in the income statement	2	3	5

The movement in the net asset recognized in the balance sheet is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	2	6	7
Expense for the period	(2)	(3)	(5)
Actual employer contribution	6	4	4
At the end of the year	6	7	6

Change in plan assets:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	15	19	18
Actual gain/(loss) on plan assets	(1)	(5)	2
Actual employer contribution	6	4	4
Benefits payments and expenses	(1)	0	0
At the end of the year	19	18	24

Change in the defined benefit obligation:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	14	15	21
Service cost	5	4	4
Interest cost	1	1	1
Amortization of past service cost	(3)	0	0
Benefits payments and expenses	(1)	0	0
Actuarial loss/(gain)	(1)	1	2
At the end of the year	15	21	29

The pension liability was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
Discount rate	6.50%	6.50%	6.10%
Expected rate of return on plan assets	8.00%	8.00%	8.00%
Future price inflation	2.30%	2.30%	2.30%
Real future salary increase	3.00%	3.00%	3.00%

D. Post-employment benefits other than pensions

Historically, the Group granted to its retirees post-employment benefits other than pensions in the form of train ticket discounts, hospitalization insurance, reimbursement of medical expenses and a socio-cultural aid premium. All post-employment benefits other than pensions are directly paid by the Group to the retirees and therefore no plan assets are accumulated for such benefits. In 2003, the reimbursement of medical expenses was abolished and the benefits in respect of hospitalization insurance were expanded.

The funded status of the plan is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	134	157	160
Plan assets at fair value	0	0	0
Benefit obligation in excess of plan assets	134	157	160
Unrecognized actuarial gain/(loss)	8	0	(4)
Unrecognized past service cost	0	0	(3)
Net liability recognized in the balance sheet	142	156	153

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current service cost—employer	1	1	1
Interest cost	9	9	10
Actuarial gain recognized	(1)	(1)	0
Past service cost recognized	0	0	10
Expense recognized in the income statement, before curtailment, settlement and special termination benefits	9	9	21
Special termination benefits	0	8	0
Curtailment or settlement loss/(gain)	0	2	(14)
Expense recognized in the income statement	9	19	7

The movement in the net liability recognized in the balance sheet is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	141	142	156
Expense for the period	9	19	7
Actual employer contribution	(8)	(5)	(10)
At the end of the year	142	156	153

Change in the defined benefit obligation:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	133	134	157
Service cost	1	1	1
Interest cost	9	9	10
Amortization of actuarial gain/loss	(1)	(1)	0
Past service cost	0	0	14
Special termination benefits and curtailment (gain)/loss	0	10	(14)
Distributions to beneficiaries	(8)	(5)	(10)
Actuarial loss	1	8	3
At the end of the year	134	157	160

The liability for post-employment benefits other than pensions was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
Discount rate	6.50%	6.50%	6.10%
Future cost trend	2.03%	2.67%	2.60%
Future price inflation	2.30%	2.30%	2.30%

The liability for post-employment benefits other than pensions is determined using the Belgian official mortality tables, adjusted for mortality rates of the statutory retirees.

E. Liability for child allowance benefits

The Group has a legal obligation to pay child allowance benefits to a limited number of statutory retirees and to the BeST and PTS beneficiaries. Those amounts are directly paid by the Group since no plan assets are accumulated for such benefits. Any re-measurement of the liability is recognized immediately in the income statement.

The funded status of this benefit is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	13	18	18
Plan assets at fair value	0	0	0
Net liability recognized in the balance sheet	13	18	18

The liability for child allowance benefits was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
Discount rate	5.00%	5.00%	5.00%
Inflation	1.80%	1.80%	1.80%
Estimated maximum entitlement age for children (years)	22	22	22

Note 10. Other non-current assets

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Derivatives held-for-hedging	116	109	76	Note 20
Other derivatives	12	16	0	Note 20
Receivables from joint-ventures	87	0	0	
Put option related to Alert Services Holding	11	12	13	Note 5.4
Other financial assets	19	12	14	
Total	246	149	104	

In 2001, the receivables from joint ventures included the loans to Ben Nederland Group that were not fully eliminated because the joint venture was proportionally consolidated. The loans carried a variable rate (Euribor) and were repaid on 25 September 2002 when Belgacom divested its interest in the Ben Nederland Group (see note 5.2.).

Note 11. Trade receivables

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Gross receivables	1,242	1,101	1,032
Allowance for doubtful debtors	(166)	(153)	(159)
Total	1,077	947	873

Note 12. Other current assets

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Value-added tax receivables	10	16	12	
Derivatives held for hedging	0	11	1	Note 20
Other derivatives	0	0	14	Note 20
Prepaid expenses and accrued income	29	32	24	
Other receivables	20	19	16	
Total	60	77	67	

Note 13. Investments

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Fixed income securities	0	250	0
Shares	3	36	42
Total	3	286	42

In 2002, the Group invested its cash primarily in fixed income securities from JP Morgan Benelux Funding Inc. The securities were sold in January 2003. These fixed income securities are classified as available-for-sale.

Note 14. Cash and cash equivalents

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Fixed income securities	471	896	0
Short-term deposits	287	386	214
Cash at bank and in hand	47	43	348
Total	805	1,326	562

The Group invests most of its surplus liquidities in commercial paper or treasury certificates held-to-maturity and carried at amortized cost. Short-term deposits are made for periods varying between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Note 15. Shareholders' equity

On 16 December 1994, the legal status of Belgacom SA was transformed from "Autonomous State Company" into a "Limited Liability Company under Public Law". As part of this transformation, the issued capital of €992 million was created through incorporation of retained earnings and issuance of 40 million fully paid registered shares with no par value. As part of the conversion to the Euro as legal tender in Belgium, the issued capital was increased by €8 million to €1,000 million in 2001, through the incorporation of retained earnings.

Distribution of retained earnings by Belgacom SA, the parent company, is limited by a restricted reserve accumulated in prior years in accordance with Belgian Company Law up to 10% of Belgacom's issued capital.

On 30 December 2003, Belgacom SA purchased 1,238,095 (before the 10 for 1 share split approved 19 February 2004 as disclosed in note 31) of its own shares from its shareholder ADSB Telecommunications BV for an amount of €325 million. In accordance with the agreement concluded on 2 October 2003 between Belgacom and its shareholders the price at which these shares were bought (€262.50) will be adapted to the price at which Belgacom shares are offered to institutional investors in case an initial public offering ("IPO") would take place. An amendment to this agreement concluded on 19 February 2004 foresees an alternative for the case that a cash reimbursement by Belgacom to ADSB is due and the consolidated distributable reserves would become insufficient for such a price adjustment, the dividends for 2003 and the second buy back described in note 39. In this case, Belgacom returns, for the amount exceeding the consolidated distributable reserves, a number of own shares purchased in 2003 back to ADSB (volume adjustment), resulting in a remaining volume of own shares acquired for a price per share which will equal the IPO price for institutional investors. During an Extraordinary Shareholders Meeting held on 19 February 2004, the shareholders decided to cancel the own shares acquired in December 2003, potentially adjusted by the volume adjustment described above. This cancellation must be executed no later than 1 April 2004.

Belgacom SA has a statutory obligation to distribute 5% of the parent company income before taxes to its employees. For IFRS purposes, this profit distribution is accounted for as personnel expenses.

Note 16. Interest-bearing liabilities

Note 16.1. Non-current interest-bearing liabilities

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Unsubordinated debentures	389	396	345	
Credit institutions	425	125	0	
Derivatives held for hedging	0	0	2	Note 20
Other derivatives	13	25	24	Note 20
Total	827	547	371	

Non-current interest-bearing liabilities, by year of maturity, are summarized as follows (state of borrowings at 31 December 2003):

		Interest rate [c]	As of 31 December			Maturity date[*]		
			2001	2002	2003	2005	2006	2008-26
			(€)	(€) (in millions)	(€)	(€)	(€) (in millions)	(€)
Unsubordinated debentures								
Floating rate borrowings								
EUR	(b)	3.02%	31	31	31	31		
Fixed rate borrowings								
JPY	(a)	4.31% to 5.67%	242	242	242	25		217
EUR			20	20				
Credit institutions								
Floating rate borrowings								
EUR			227					
Fixed rate borrowings								
ITL			62	62				
CHF			60					
GBP			59	59	—	—	—	—
Total			701	414	273	56	—	217
Fair value remeasurement—loans hedged			113	108	72			
Fair value remeasurement—derivatives			13	25	26			
Total			827	547	371			

(*) State of non-current interest-bearing liabilities per maturity date at 31 December 2003.

(a) Has been converted by means of an interest rate and currency swap into a EUR loan with floating rate.

(b) An amount of €31 million was swapped into EUR fixed.

(c) Interest rate for the year 2003 (for floating rate borrowings, average interest rate).

All long-term debt is unsecured. Early repayment can be requested for long-term debt amounting to €121 million, if the ownership of the Belgian State in Belgacom falls below 50% + 1 share.

The state of long-term borrowings at 31 December 2003 is as follows:

3.02% unsubordinated debentures in Euro

These are bonds issued by Belgacom Finance SA for which interest is payable annually and principal is repayable in full at maturity.

4.31% to 5.67% unsubordinated debentures in JPY

These are bonds issued by Belgacom SA for which interest is payable annually and principal is repayable in full at maturity date.

Note 16.2. Current interest-bearing liabilities

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Unsubordinated debentures—current portion	362	0	20
Credit institutions—current portion	0	60	121
Other loans—current portion	10	0	0
Other current financial debt	102	7	14
Total	474	68	155
Fair value remeasurement—loans hedged	0	10	(1)
Total	474	78	154

Bank credit facilities at 31 December 2003

In addition to the interest bearing liabilities disclosed in this note 16.1 and 16.2, the Group has long-term bilateral credit facilities of €248 million and short-term bilateral credit facilities of €501 million. These facilities are provided by a diversified group of banks. At 31 December 2003, there was no outstanding balance under the long-term and short-term facilities

The Group has also established a USD 1 billion Euro Medium Term Note ("EMTN") Program and a €1 billion Commercial Paper ("CP") Program. At 31 December 2003, there was an amount of €50.7 million outstanding under the EMTN Program with an average remaining maturity of two years. There was no outstanding balance under the CP Program at 31 December 2003.

Note 17. Provisions

	Worker's accidents	Litigation	Illness days	Other risks	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
As of 1 January 2001	48	34	38	26	147
Additions	2	40	12	35	88
Utilizations	0	(23)	(12)	(5)	(40)
As of 31 December 2001	50	51	38	56	195
Additions	1	27	13	37	77
Utilizations	0	(6)	(13)	(35)	(53)
Withdrawals	0	(6)	0	(5)	(10)
As of 31 December 2002	51	66	38	53	209
Additions	1	11	12	19	44
Utilizations	(3)	(1)	(12)	(20)	(35)
Withdrawals	0	(5)	0	(2)	(7)
As of 31 December 2003	49	71	38	51	210

Provision for workers' accidents relates to compensation that Belgacom SA could pay to members of personnel injured (including professional illness) when performing their job and on their way to work. Until 31 December 2002, according to the law of 1967 (public sector) on labor accidents, this compensation was funded and paid directly by Belgacom. This provision (annuities part) is based on actuarial data including mortality tables, compensation ratios, interest rates and other factors defined by the law of 1967 and calculated with the support of a professional insurer. Taking into account the mortality table, it is expected that most of these costs will be paid during the period from 1 January 2003 through 31 December 2053.

As from 1 January 2003, contractual employees are subject to the law of 1971 (private sector) and statutory employees remain subject to the law of 1967 (public sector). For both contractual and statutory employees, Belgacom is covered as from 1 January 2003 by insurance policies for workers' accidents and therefore will not pay directly members of personnel.

The provision for litigation represents management's best estimate for probable losses due to pending litigation where Belgacom has been sued by a third party or is subject to a judicial dispute. The expected timing of the related cash outflows depends on the progress and duration of the underlying judicial procedures.

The provision for illness days represents management's best estimate of probable charges related to the granting by Belgacom of accumulating non-vesting illness days to its statutory employees. The provision has been determined based on statistical data.

The provision for other risks primarily includes the provision for environmental risks, the expected costs for dismantling and restoration of mobile antenna sites and probable charges in respect of certain municipal and provincial taxes. It is expected that most of these costs will be paid during the period 2003-2007 (environmental costs and tax costs), or during the period 2008-2017 (restoration costs). The provision for restoration costs is estimated at current prices and discounted using a discount rate of 5.52%.

Note 18. Other non-current payables

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Other derivatives	9	14	0	Note 20
Other amounts payable	0	4	3	
Total	9	18	3	

Note 19. Other current payables

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
V.A.T. payable	3	4	6	
Payables to employees	126	113	80	
Accrual for holiday pay	51	55	60	
Accrual for social security contributions	28	40	33	
Taxes withheld on remuneration	19	17	17	
Special dividend declared on 9 December 2002	0	160	0	
Deferred income	150	143	128	
Derivatives held-for-hedging	0	0	2	Note 20
Other derivatives	0	0	16	Note 20
Accrued expenses	45	41	33	
Other amounts payable	12	16	10	
Total	434	588	384	

The special dividend declared on 9 December 2002 was paid in February 2003.

Note 20. Derivatives

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Non-current assets				
Derivatives held-for-hedging	116	109	76	Note 10
Other derivatives	12	16	0	Note 10
Current assets				
Derivatives held-for-hedging	0	11	1	Note 12
Other derivatives	0	0	14	Note 12
Total	128	136	91	
Non-current liabilities				
Other derivatives—interest-bearing liabilities	13	25	26	Note 16
Other derivatives—non-interest-bearing liabilities	9	14	0	Note 18
Current liabilities				
Derivatives held-for-hedging	0	0	2	Note 19
Other derivatives	0	0	16	Note 19
Total	21	40	43	

The Group makes use of derivatives such as interest rate swaps (IRS), interest rate and currency swaps (IRCS) and forward exchange contracts.

Belgacom owns mainly derivatives for hedge purposes. Hedges are fair value hedges, with re-measurement to fair value of hedged items and hedging derivatives recorded in the income statement. Belgacom does not hold or issue derivatives for trading purposes but, when the relationship between hedging instrument and hedged item does not meet the criteria for hedge accounting set by IAS 39, derivatives are accounted for as held-for-trading with re-measurement to fair value recorded into the income statement.

The table below shows the positive and negative fair value of derivatives, included in the balance sheet respectively as current/non-current assets or liabilities, together with the notional amounts analyzed by the term of maturity:

		As of 31 December 2001						
		Fair value		Notional amount				
		Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	Total
		(€)	(€) (in millions)	(€)	(€)	(€) (in millions)	(€)	(€)
Interest rate swaps		3				20		20
Interest rate and currency swaps		112				145	217	362
Derivatives held as fair value hedges		116	0	0	0	165	217	382
Interest rate swaps		3	(13)			148	144	292
Forward foreign exchange contracts								0
Currency options	bought	0		2				2
	sold			2				2
Equity options	bought	9				20		20
	sold		(9)			20		20
Derivatives not qualifying as hedges		12	(21)	4	0	188	144	335
Total		128	(21)	4	0	353	361	717

	As of 31 December 2002						
	Fair value		Notional amount				
	Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	Total
	(€)	(€)	(€)	(€)	(€)	(€)	(€)
	(in millions)			(in millions)			
Interest rate swaps	2				20		20
Interest rate and currency swaps	117			60	85	217	362
Derivatives held as fair value hedges	120	0	0	60	105	217	382
Interest rate swaps	2	(25)		62	86	144	292
Forward foreign exchange contracts		0	17	3			20
Currency options bought							0
sold							0
Equity options bought	14				20		20
sold		(14)			20		20
Derivatives not qualifying as hedges	16	(40)	17	65	126	144	352
Total	136	(40)	17	125	231	361	734

	As of 31 December 2003						
	Fair value		Notional amount				
	Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	Total
	(€)	(€)	(€)	(€)	(€)	(€)	(€)
	(in millions)			(in millions)			
Interest rate swaps	1			20			20
Interest rate and currency swaps	76	(4)		59	25	217	301
Derivatives held as fair value hedges	77	(4)	0	79	25	217	321
Interest rate swaps	1	(24)		62	86	144	292
Forward foreign exchange contracts		(2)	50				50
Currency options bought							0
sold							0
Equity options bought	13			20			20
sold		(13)		20			20
Derivatives not qualifying as hedges	14	(40)	50	102	86	144	382
Total	91	(43)	50	181	111	361	703

Note 21. Financial risk management objectives and policies

The Group is exposed to market risks, including interest rates and foreign currency exchange rates risks, associated with underlying assets, liabilities and anticipated transactions. Based on the analysis of these exposures, Belgacom selectively enters into derivatives to manage the related risk exposures.

Interest rate risk

The Group manages its exposure to changes in interest rates and its overall cost of financing by using mainly interest rate swaps and forward rate agreements. The main interest rate instruments used are interest rate swaps. They are used to transform the interest rate exposure on the underlying assets or liabilities from a fixed interest rate to a floating interest rate or vice versa.

At 31 December 2003, based on the Group's internal risk management model, after taking into account the effect of interest rate swaps, approximately 51% of the Group's borrowings were at a fixed interest rate.

The tables below summarize the borrowings' portfolio, the currency swap agreements, the net currency obligations and the interest rate swap agreements of the Group at 31 December 2001, 2002 and 2003:

As of 31 December 2001

	Direct borrowing			Currency swap agreements(*)			Net currency obligations		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	(€) (in millions)			(€) (in millions)			(€) (in millions)		
EUR									
Fixed	474	7.20%	1				474	7.20%	1
Variable ...				362	5.60%	12	362	5.60%	12
GBP									
Fixed	65	6.30%	2	(65)	6.30%	2	0	0.00%	0
Variable									
CHF									
Fixed	68	3.80%	2	(68)	3.80%	2	0	0.00%	0
Variable									
JPY									
Fixed	283	5.90%	16	(284)	5.90%	16	0	0.00%	0
Variable									
Total notional ...	890	6.50%	6				836	6.50%	5

(*) Detail of interest rate and currency swap (IRCS).

As of 31 December 2002

	Direct borrowing			Currency swap agreements(*)			Net currency obligations		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	(€) (in millions)			(€) (in millions)			(€) (in millions)		
EUR									
Fixed	82	6.50%	1.5				82	6.50%	1.5
Variable ...	31	4.04%	2.9	362	3.37%	10.6	393	3.42%	10.1
GBP									
Fixed	61	6.30%	1.4	(61)	6.30%	1.4	0	0.00%	0.0
Variable									
CHF									
Fixed	69	3.80%	1.0	(69)	3.80%	1.0	0	0.00%	0.0
Variable									
JPY									
Fixed	265	5.90%	15.3	(265)	5.90%	15.3	0	0.00%	0.0
Variable									
Total notional ...	508	5.70%	8.7				475	3.96%	8.7

(*) Detail of interest rate and currency swap (IRCS).

	As of 31 December 2003								
	Direct borrowing			Currency swap agreements(*)			Net currency obligations		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	(€) (in millions)			(€) (in millions)			(€) (in millions)		
EUR									
Fixed	82	7.88%	0.5				82	7.88%	0.5
Variable	31	3.02%	1.9	301	2.47%	11.7	332	2.52%	10.8
GBP									
Fixed	57	6.36%	0.4	(57)	6.36%	0.4	0	0.00%	0.0
Variable									
CHF									
Fixed	0	0.00%	0.0	0	0.00%	0.0	0	0.00%	0.0
Variable									
JPY									
Fixed	244	5.30%	14.3	(244)	5.30%	14.3	0	0.00%	0.0
Variable									
Total notional	414	5.79%	8.7				414	3.58%	8.7

(*) Detail of interest rate and currency swap (IRCS).

Detail of Interest Rate Swap (IRS)(*)

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Fixed rate to fixed rate	62	62	62
Fixed rate to variable rate	20	20	20
Variable rate to variable rate	31	31	31
Variable rate to fixed rate	200	200	200
Total	313	313	313

(*) In notional amount.

The Group making use of derivatives to hedge its financial assets or liabilities, the terms and conditions of the IRS contracts are interdependent with the terms and conditions of the underlying assets/liabilities they relate to.

Foreign currency risk

The Group's currency exposure relates to operational activities in foreign currencies that are not "naturally" hedged. In order to hedge the currency exposure, the Group may use derivatives such as currency options and forward exchange contracts.

Credit risk and significant concentrations of credit risk

Concentration of credit risk relating to local accounts receivable is limited due to the large number of customers. For accounts receivables from foreign telecommunication companies, the concentration of credit risk is also limited due to the netting agreements with accounts payable to these companies, prepayment obligations, bank guarantees and credit limits of credit insurers.

Credit risk arising from the inability of a counterpart to meet the terms of the Group's financial instruments is generally limited to the amount, if any, by which the counterpart's obligations exceed the obligations of the Group.

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event a counterpart fails to perform its obligations in relation to each class of recognized financial assets, including derivatives, is the carrying amount of those assets in the balance sheet.

The Group is exposed to credit loss in the event of non-performance by a counterpart on derivatives, but does not anticipate non-performance by any of these counterparts, given their very good credit rating. The amount of such exposure equals the market value of such contracts. The Group generally does not require collateral or other security from a counterpart as these are highly rated financial institutions.

Note 22. Net revenue

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Sales of goods	276	248	247
Rendering of services	5,105	5,004	5,130
Total	5,381	5,252	5,377

Note 23. Other operating revenue

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Income from directory business	24	25	27
Gain on disposal of intangible assets and property, plant and equipment	7	12	6
Gain on disposal of consolidated companies	0	3	0
Other income	55	46	46
Total	86	86	78

Note 24. Non-recurring revenue

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Gain on sale of Ben Nederland Group	0	972	0
Gain on dilution of investment in Belgacom Alert Services Holding	0	9	0
Gain on sale of Belgacom France	0	104	0
Total	0	1,085	0

Gains on the disposal of subsidiaries and joint-ventures are reported as non-recurring revenue when they individually exceed €5 million.

On 25 September 2002, Belgacom divested its interest in Ben Nederland Group. This sale resulted in the recognition of a gain of €972 million (see note 5.2.).

On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in LDCom. This sale resulted in the recognition of a gain of €104 million (see note 5.4.).

Note 25. Costs of materials and charges to revenue

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Purchases of materials	219	166	167
Purchases of services	1,271	1,188	1,210
Total	1,491	1,353	1,377

Purchases of materials are shown net of work performed by the enterprise that is capitalized for an amount of €19 million in 2001, €13 million in 2002 and €13 million in 2003.

Note 26. Personnel expenses and pensions

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Salaries and wages	871	822	782
Social security expenses	132	142	142
Pension costs	75	110	100
Post-employment benefits other than pensions	9	9	7
Other personnel expenses	11	18	15
Total	1,098	1,101	1,046

Pension costs of the year 2002 exclude special termination benefits and curtailment losses. These costs have been reported under non-recurring operating expenses because they represent one-time expenses due to employees who accepted the BeST voluntary early leave offer (see note 9).

Pension costs of the year 2003 exclude the settlement loss resulting from the transfer of the defined benefit pension plan for statutory employees towards the Belgian State. This loss is reported as non-recurring expense (see note 9).

Salaries and wages and social security expenses are shown net of work performed by the enterprise that is capitalized for an amount of €33 million in 2001, €33 million in 2002 and €36 million in 2003.

Note 27. Other operating expenses

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Rent expense	96	96	87
Maintenance and utilities	218	198	195
Advertising and public relations	157	153	149
Consultancy	123	117	121
Administration and training	70	64	69
Telecommunications, postage costs and office equipment	51	42	36
Outsourcing	23	18	30
Allowances on trade debtors	42	32	23
Impairment on intangible assets and property, plant and equipment	0	24	(8)
Taxes other than income taxes	11	42	33
Other operating charges[1]	60	76	45
Total	852	863	781

(1) Including unrealized and realized exchange gains amounting to €2 million in 2001 and €6 million in 2002 and unrealized and realized exchange losses amounting to €3 million in 2003.

Other operating expenses are shown net of work performed by the enterprise that is capitalized for an amount of €113 million in 2001, €103 million in 2002 and €86 million in 2003.

Note 28. Non-recurring expenses

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Sale of French Internet activities	32	0	0
Special termination benefits of BeST restructuring	0	712	0
Curtailment losses of BeST restructuring	0	43	0
Settlement loss on pension liability for statutory employees	0	0	897
Tritone restructuring	29	9	0
Total	62	764	897

Losses on the disposal of subsidiaries and joint-ventures that individually exceed €5 million and restructuring costs are recorded as non-recurring expenses.

In November 2001, the French Internet activities were sold and a write-down of the remaining goodwill on Infosources as well as transaction costs related to the divestment were recorded as non recurring operating expense (see note 3).

The Group recorded in 2001 and 2002 expenses related to the unwinding of the operations of Tritone (see note 6).

The Group recorded in 2002 special termination benefits of €712 million and curtailment losses of €43 million in respect of the BeST restructuring program (see note 9).

The Group recorded in 2003 a settlement loss of €897 million in respect of the transfer of the defined benefit pension plan for statutory employees towards the Belgian State (see note 9).

Note 29. Depreciation and amortization

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Amortization of goodwill	17	9	9
Amortization of licenses and other intangible assets	111	120	96
Depreciation of property, plant and equipment	701	731	683
Total	829	859	787

Note 30. Finance costs (net)

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Finance income			
Dividends received from other participating interests	9	0	0
Gain on disposal of other participating interests	0	0	5
Interest income	42	68	58
Fair value measurement of put option on Alert Services Holding (see note 5.4.)	11	1	1
Finance costs			
Interests and charges on debts	(76)	(69)	(35)
Discounting charges on provisions	(1)	(1)	(1)
Impairment losses on other participating interests (see note 7)	(6)	(10)	(55)
Fair value adjustments of financial instruments	(7)	(14)	0
Total	(26)	(25)	(27)

Note 31. Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

The following reflects the income and share data used in the computation of basic earnings per share:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions, except per share amounts)	(€)
Net income attributable to ordinary shareholders	553	1,142	172
Weighted average number of ordinary shares	400,000,000	400,000,000	399,932,160
Basic earnings per share	€1.38	€2.86	€0.43

Diluted earnings per share equal basic earnings as there were no dilutive effects on the weighted average number of shares nor on the net profit for the periods presented as the Group does not have a dilutive stock option program in place.

As decided in the Protocol Agreement between Belgacom and its shareholders, the company purchased on 30 December 2003 1,238,095 (before the 10 for 1 share split approved 19 February 2004) of its ordinary shares (see note 15).

There have been no transactions involving ordinary shares or potential ordinary shares since 31 December 2003 through the issuance date of these financial statements.

On 19 February 2004, the Extraordinary General Shareholders Meeting approved a share split whereby each ordinary share was replaced by ten new shares. This share split has been reflected in the weighted average number of ordinary shares and in the above earnings per share calculations.

Note 32. Dividends paid and proposed

	Year ended 31 December		
	2001	2002	2003
	(€)	(€)	(€)
	(in millions, except per share amounts)		
Dividends on ordinary shares			
Dividends proposed to the shareholders' meeting	253	280	395
Weighted average number of ordinary shares[1]	40,000,000	40,000,000	40,000,000
Dividend per share[1]	€6.33	€7.00	€9.88
Special dividend declared in December 2002 and paid in 2002 (€410 million) and in 2003 (€160 million)		570	
Special dividend per share[1]		€14.25	

(1) Before the 10 for 1 share split approved 19 February 2004 as disclosed in note 31.

The proposed dividends for the years 2001 and 2002 have been effectively paid in April 2002 and April 2003 respectively.

As decided in the Protocol Agreement between Belgacom and its shareholders, the €395 million of proposed dividends for the year 2003 will be distributed in 2004 in accordance with the shareholders structure of Belgacom SA that existed before the purchase of own shares on 30 December 2003 (see note 15).

Note 33. Related party disclosures

Note 33.1. Consolidated companies

Subsidiaries and joint-ventures are listed in note 5.
Enterprises accounted for under the equity method are listed in note 6.
Commercial terms and market prices apply for the supply of goods and services between Group companies.

Joint ventures

Ben Nederland Holding BV and subsidiaries

The Group had a joint venture interest in Ben Nederland Group until 31 March 2002 (see note 5.2.).

The Group sold goods and services to Ben Nederland Group for €3.3 million in 2001 and €0.6 million in 2002, and purchased goods and services for €1.6 million in 2001 and €0.5 million in 2002. At 31 December 2001, the Group had long-term receivables of €87 million (see note 10) and trade receivables of €1 million from Ben Nederland Group. The Group's long-term receivables earned interest income of €3.3 million in 2001 and €0.7 million in 2002.

Enterprises accounted for under the equity method

Alert Services Holding and subsidiaries

The Group holds a 28% stake in Alert Services Holding and subsidiaries since February 2002 (see note 5.4.). The Group did not have significant transactions with Alert Services Holding and subsidiaries since that date.

Tritone

Until July 2002, the Group held 55% of Tritone Telecom BV (see note 6). During 2001 and 2002, Belgacom granted loans of €30 million and €20 million, respectively, to finance the unwinding of the operations of Tritone. Loans receivable have a net book value of nil at 31 December 2003 since the loans were reduced to their net realizable value.

The Group sold goods and services to Tritone for €5 million in 2001 and for €8 million until July 2002 and ceased to do business with Tritone since that date. Trade receivables from Tritone, net of the related allowance for doubtful debtors, are nil at 31 December 2003.

Note 33.2. Relationship with shareholders

The Belgian State is the majority shareholder of the Group, with a stake of 50% plus 1 share. The Group holds treasury shares for 3.1%. The remaining 46.9% belong to the consortium ADSB Telecommunications BV, whose shares are owned by three telecommunication operators (SBC Communications Inc., Singapore Telecommunications Limited and TDC A/S) and three Belgian financial groups (Dexia Bank SA/NV, KBC Bank SA/NV, and Sofina SA/NV) (hereinafter the "private shareholders").

Relationship with the Belgian State

The Group supplies telecommunication services to the Belgian State and various administrations of the Belgian State. All such transactions are made within normal customer/supplier relationships on terms and conditions that are no more favorable than those available to other customers and suppliers. While the administrations of the Belgian State represent one of the Group's largest customers, the services provided to those administrations do not represent a significant component of the Group's net revenue.

Commercial relationship with the private shareholders of the Group

The Group does not enter into significant commercial transactions with its private shareholders. The few transactions with private shareholders relate to international traffic termination and international network renting, and are carried out at arm's length.

The Group purchased services from ADSB Telecommunications BV for €8 million in 2001, €4 million in 2002 and €3 million in 2003. No trade payables were outstanding at year-end.

The Group purchased services from Singapore Telecommunications Limited for €5 million in 2001, €8 million in 2002 and €3 million in 2003. The Group purchased traffic services from TDC A/S for €8 million in 2001, €8 million in 2002 and €3 million in 2003. The Group had trade payables with Singapore Telecommunications Limited and TDC A/S for €5 million at 31 December 2001, €2 million at 31 December 2002 and €1 million at 31 December 2003.

The Group sold services to Singapore Telecommunications Limited for €16 million in 2001, €8 million in 2002 and €6 million in 2003. The Group sold services to TDC A/S for €16 million in 2001, €7 million in 2002 and €4 million in 2003. The Group had trade receivables towards Singapore Telecommunications Limited and TDC A/S for €9 million at 31 December 2001, €4 million at 31 December 2002 and €3 million in 2003.

The Group did not have significant transactions with SBC Communications Inc. during the periods presented.

Other relationship with the private shareholders of the Group

As decided in the Protocol Agreement between Belgacom and its shareholders, the Group purchased on 30 December 2003 1,238,095 (before the 10 for 1 share split approved 19 February 2004 as disclosed in note 31) of its own shares from ADSB Telecommunications BV, for a total price of €325 million. The amount paid for this purchase is subject to an upward or downward adjustment, at the time of the pricing of the initial public offering, based on the initial offer price per share for institutional investors (see note 15).

We refer to note 39 in respect of a potential second share buy back that may occur in 2004 or 2005.

Relationship with the minority shareholders of Belgacom Mobile

Vodafone BV and subsidiaries (hereinafter "Vodafone") holds a 25% stake in Belgacom Mobile.

The Group enters into transactions with Vodafone in the framework of its mobile telephony activity (roaming in revenues and roaming out costs), and Vodafone also charges consultancy fees. These transactions are done at normal customer/supplier relationships on terms and conditions that are no more favorable than those available to other customers/suppliers. The Group sold services to Vodafone for €26 million in 2001, € 29 million in 2002 and €35 million in 2003. Vodafone sold services to the Group for €59 million in 2001, €55 million in 2002 and €57 million in 2003. Accounts receivables towards Vodafone amounted to €6 million at 31 December 2001,

€7 million at 31 December 2002 and €7 million in 2003. Trade payables to Vodafone amounted to €5 million at 31 December 2001, €6 million at 31 December 2002 and €2 million at 31 December 2003.

Note 33.3. *Relationship with the key management personnel*

By virtue of a decision by the General Meeting of 12 April 1995, the members of the Board of Directors who represent the Belgian State, with the exception of the Chief Executive Officer (CEO), have the right to a directors' fee that amounts to €619,73 per meeting with a maximum of €9,915.74 per year. They also have the right to directors' emoluments for an amount equivalent to that of the directors' fee.

The Chairman of the Board of Directors has, pursuant to that same decision, also the right to a directors' fee and directors' emoluments for an amount that corresponds to the double of the amounts granted to the above mentioned members of the Board of Directors.

In 2001, 2002 and 2003, the Board of Directors met 6 times a year.

For the year ended 31 December 2001, a total amount of €6,108,196 was paid in aggregate to the members of the "*Belgacom Group Council*" ("BGC"), the Chief Executive Officer included. In 2001, the members of the Belgacom Group Council were Miss B. Cosgrave and Misters J. Goossens, R. Stewart, M. Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, P. Methens, M. Speeckaert, M. Rigolle, W. Mosseray, J. Heynen, and B. Delvaux.

For the year ended 31 December 2002, a total amount of €6,128,583 was paid in aggregate to the members of the BGC, the Chief Executive Officer included. In 2002, the members of the Belgacom Group Council were Miss B. Cosgrave and Misters J. Goossens (from 1 January 2002 until 8 November 2002), M. Dussenne (from 8 November 2002 until 31 December 2002), R. Stewart, M. Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, P. Methens, M. Speeckaert, M. Rigolle, W. Mosseray, J. Heynen, B. Delvaux and S. Alcott.

For the year ended 31 December 2003, a total amount of €4,806,301 was paid in aggregate to the members of the "*Belgacom Management Committee*" (BMC), the Chief Executive Officer included. The members of the Belgacom Management Committee are Misses B. Cosgrave and A. De Lathauwer and Misters D. Bellens (since 1 March 2003), R. Stewart, M. Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, W. Mosseray and S. Alcott.

This total amount contains the pecuniary advantages, direct or immediate (base pay, variable pay) and indirect or postponed (insurances, long-term profit-sharing scheme), that are linked directly to the function or awarded to the members of the Belgacom Management Committee.

Note 33.4. Regulations

The telecommunications sector is regulated through legislation adopted in the Belgian parliament, through a series of Royal and Ministerial Decrees, and also through decisions of the Belgian Institute for Postal Services and Telecommunications, commonly referred to as the "BIPT". The Belgian licensing regime provides for individual licenses for the provision of public fixed voice telephony services, public network infrastructure services and mobile telecommunications services.

The company is also governed by certain provisions and principles of Belgian public and administrative law whereby Belgacom has obligations such as the delivery of regulated services and public services.

Note 34. Rights, commitments and contingent liabilities

Operating lease commitments

The Group rents sites for its telecom infrastructure and leases buildings, technical and network equipment, as well as furniture and vehicles under operating leases with terms of one year or more. Rental expenses in respect of these operating leases amounted to €150 million in 2001, €152 million in 2002 and €141 million in 2003.

Future minimum rentals payable under the non-cancelable operating leases are as follows at 31 December 2003:

	Within one year	From 1 to 3 years	From 3 to 5 years	More than 5 years	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Buildings	21	32	21	78	151
Sites	12	32	12	5	62
Technical and network equipment	47	32	31	57	167
Furniture	2	3	1	1	8
Vehicles	23	33	13	1	70
Total	105	132	78	142	458

Claims and legal proceedings

From time to time Belgacom has been, and expects to continue to be, subject to legal, regulatory and tax proceedings and claims arising in the ordinary course of its business. The Group is currently involved in various judicial and regulatory proceedings, including those described below, in the jurisdictions in which it operates concerning matters arising in connection with the conduct of its business. These include proceedings before the BIPT or appeals against decisions taken by the BIPT.

In October 2002, TDC AS ("TDC") initiated a request for arbitration against Belgacom relating to the allocation of an alleged capital gain resulting from an agreement dated 2 August 2000 among Belgacom, TDC, T-Mobile and its 100% subsidiary Smaragd Telecommunications GmbH ("TMO"), when TMO entered as a third investor in the share capital of Ben Nederland Group. After an unsuccessful mediation procedure, TDC submitted the case for arbitration before The Netherlands Arbitration Institute in October 2002. The total amount of the claim by TDC is approximately €91 million. TDC owns a 32.9% stake in ADSB Telecommunications BV, who holds in turn 47% of Belgacom SA at 31 December 2003. Belgacom has provided for a portion of the claim based on the most recent status of negotiations, advice of legal counsel and other information and events pertaining to this particular case.

In September 2002, Codenet, Versatel, Colt and Worldcom filed a complaint with the Belgian Competition Council alleging that Belgacom's "Benefit Excellence Program" constitutes an abuse of a dominant position in the market through pricing and loyalty rebates. The complainants also filed a request for interim relief measures with the President of the Competition Council requesting, among other things, the suspension of the program. Belgacom's "Benefit Excellence Program", which was launched in March 2002, is a voice telephony tariff plan aimed at large corporate users offering specific base rates for national telephony and for fixed-to-mobile calls as well as an additional discount scheme. On 18 December 2002, the "Corps des Rapporteurs", which conducts the instruction in competition cases, issued a report, limited to the matter of interim relief measures, which proposed interim measures to be imposed. On 15 May 2003, the President of the Competition Council rendered an interim decision regarding such interim relief measures, requesting an additional report from the "Corps des Rapporteurs". The additional report was issued on 24 October 2003 and confirmed the earlier recommendation to impose interim relief measures. The case, both with respect to the preliminary issue of interim relief measures and to the alleged infringement, is still pending and no calendar for the proceedings has been set. If Belgacom is unsuccessful in the interim measures case, it may be subject to an obligation to increase the retail tariffs that are the subject of the claim and if it is ultimately found to have committed an abuse of dominant position, it may be subject to a maximum fine of up to 10% of the Group's annual turnover. Based on this, Belgacom has provided for a portion of the claim.

In June 2003, BASE filed an action against Belgacom Mobile before the Commercial Court of Brussels. BASE alleges that Belgacom Mobile's termination rates since 1 October 2000 are not in accordance with the official telecommunications regulations requiring cost oriented pricing and that Belgacom Mobile's Proximus-to-Proximus tariffs constitute an abuse of Belgacom Mobile's alleged dominant position in the Belgian market. BASE's provisional estimate of the claim for compensation amounts to approximately €580 million in reimbursement and damages, representing the amount of lost revenue that BASE allegedly suffered as a result of these practices, and is subject to increase. Belgacom believes that its mobile termination rates were in line with the rulings of the BIPT. Accordingly, no provision was recorded in the financial statements at 31 December 2003.

Capital expenditures commitments

At 31 December 2003, the Group has contracted commitments of €42 million, mainly for the acquisition of intangible assets, technical and other equipment and other tangible assets.

Purchase of Treasury shares

See note 33. Other relationship with the private shareholders of the Group.

Other rights and commitments

At 31 December 2003, the Group has the following other rights and commitments:

- the Group received bank guarantees from its suppliers to guarantee the completion of works for an amount of €16 million;
- the Group received purchases commitments from its customers for €15 million;
- the Group granted bank guarantees for an amount of €121 million primarily towards the European Investment Bank ("E.I.B."). The terms of the guarantees towards E.I.B. are as follows:
  - €59 million expire at 20 May 2004; and
  - €62 million mature at 27 May 2004;
- the Group granted bank guarantees to its customers to guarantee, among others, the completion of works for an amount of €31 million; and
- Belgacom SA has certain rights and commitments towards the co-shareholder of Alert Services Holding S.A., due to agreed-upon put and call options (see note 5.4.). The Group has a put option from 1 January 2003 through 1 January 2009 whereby the Group can sell at a strike price of minimum €40 million the remaining 28% stake it currently owns in Alert Services Holding SA. The co-shareholder Securitas Direct International has a call option on the same shares from 1 January 2006 up to 1 January 2009.

Note 35. Cross border lease arrangements

During the period 1996 through 2001, the Group entered into several cross-border lease arrangements with foreign investors relating to part of its fixed and mobile switches equipment. Under the terms of these agreements, which range in duration from 13 to 16 years, the Group received at the inception date of the arrangements a total amount of USD 684 million and placed a total amount of USD 654 million on deposit, and entered in respect of the deposits into non-refundable payment undertaking agreements with highly rated banks.

Based on interpretation 27 (SIC-27, "Evaluating the substance of transactions involving the legal form of a lease"), the Group concluded that these arrangements in substance do not involve a lease and that the related lease debts and deposits must not be recognized in the financial statements because they do not meet the definition of an asset and a liability under IFRS.

In respect of these arrangements, the Group received fees from the foreign investors or realized gains for a total amount of €23 million. These fees or gains are recognized in the income statement under the caption "other operating revenue" over the lifetime of the respective agreements. The fees effectively recognized in income amount to €1.6 million in 2001, 2002 and 2003.

On 25 September 2002, the Group sold its investment in Ben Nederland Group but agreed it will continue to guarantee the payment of leasing debts amounting to €52 million in case the payment undertakers on the related cross border lease arrangement would become insolvent. The risk that this guarantee will result in a payment by the Group is mitigated by the fact that the deposit institutions involved are rated AAA or AA by Standard & Poor's. The term of the related leasing debt expires in 2012.

Note 36. Net financial position of the Group

The Group defines net financial position as the net amount of investments, cash and cash equivalents, interest-bearing liabilities and related derivatives (including remeasurement to fair value).

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Assets			
Investments(*) (see note 13)	3	286	42
Cash and cash equivalents(*) (see note 14)	805	1,326	562
Non-current derivatives (see note 10)	119	111	77
Current derivatives (see note 12)	0	11	1
Liabilities			
Non-current interest-bearing liabilities(*) (see note 16)	(827)	(547)	(371)
Current interest-bearing liabilities(*) (see note 16)	(474)	(78)	(154)
Net financial position	(374)	1,109	157

(*) After remeasurement to fair value, if applicable.

Note 37. Fair value of financial instruments

The estimated fair values of financial assets and liabilities which are not carried at fair value in the balance sheet are presented in the following tables:

	As of 31 December 2001		
	Carrying amount	Estimated fair value	Difference
	(€)	(€) (in millions)	(€)
Financial assets			
Other participating interests (see note 7)	73	73	0
Other non-current assets (see note 10)	106	106	0
Trade receivables (see note 11)	1,077	1,077	0
Current income tax asset (see note 8)	6	6	0
Other current assets (see note 12)	59	59	0
Cash and cash equivalents (see note 14)	805	805	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	(794)	(794)	0
Other non-current payables (see note 18)	0	0	0
Trade payables	(980)	(980)	0
Income tax payable (see note 8)	(113)	(113)	0
Other current payables (see note 19)	(434)	(434)	0
Net difference between recorded amount and estimated fair value			0

	As of 31 December 2002		
	Carrying amount	Estimated fair value	Difference
	(€)	(€) (in millions)	(€)
Financial assets			
Other participating interests (see note 7)	207	207	0
Other non-current assets (see note 10)	12	12	0
Trade receivables (see note 11)	947	947	0
Current income tax asset (see note 8)	1	1	0
Other current assets (see note 12)	66	66	0
Investments (see note 13)	250	250	0
Cash and cash equivalents (see note 14)	1,326	1,326	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	(100)	(101)	(1)
Other non-current payables (see note 18)	(4)	(4)	0
Trade payables	(850)	(850)	0
Income tax payable (see note 8)	(150)	(150)	0
Other current payables (see note 19)	(588)	(588)	0
Net difference between recorded amount and estimated fair value			(1)

	As of 31 December 2003		
	Carrying amount	Estimated fair value	Difference
	(€)	(€) (in millions)	(€)
Financial assets			
Other participating interests (see note 7)	0	0	0
Other non-current assets (see note 10)	14	14	0
Trade receivables (see note 11)	873	873	0
Current income tax asset (see note 8)	35	35	0
Other current assets (see note 12)	53	53	0
Investments (see note 13)	0	0	0
Cash and cash equivalents (see note 14)	562	562	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	(107)	(104)	3
Credit institutions, non-current	0	0	0
Other non-current payables (see note 18)	(3)	(3)	0
Trade payables	(809)	(809)	0
Income tax payable (see note 8)	(198)	(198)	0
Other current payables (see note 19)	(366)	(366)	0
Net difference between recorded amount and estimated fair value			3

Note 38. Segment reporting

The Board of Directors and the Chief Executive Officer manage the operations of Belgacom Group by business segments. These business segments are the primary segments and can be described as follows:

- *Fixed Line Services.* This segment provides retail voice, data and Internet services, to residential and business customers in Belgium, as well as regulated and commercial wholesale services to other carriers and service providers in Belgium.

- *Mobile Communications Services* This segment provides retail mobile telephony services to residential and business customers in Belgium and provides wholesale data services to third parties. Prior to the disinvestment in 2002 of the Group's interest in the Ben Nederland Group, the results of operations of the Ben Nederland Group were also included in this business segment.

- *International Carrier Services*. This segment provides voice, data and capacity and infrastructure services to telecommunications operators worldwide.

Both the Fixed Line Services and the Mobile Communications Services segments are organized into residential and business units to better meet customer needs and respond efficiently to market demand.

The Group's head office and central functions are included for financial reporting purposes within the Fixed Line Services segment.

When a legal entity includes more than one segment, adjustments for intersegment pricing are determined on an arm's length basis. Segment results, assets and liabilities include items attributable to a segment as well as those that can be allocated on a reasonable basis.

	Year ended 31 December 2001				
	Fixed Line Services	**Mobile Communications Services**	**International Carrier Services**	**Intersegment eliminations**	**Total**
	(€)	**(€)**	**(€) (in millions)**	**(€)**	**(€)**
Revenue	3,243	1,758	466		5,467
Intersegment revenue	179	319	140	(638)	0
Total segment revenue	3,422	2,077	606	(638)	5,467
Total segment result	1,136	853	37		2,026
Non-recurring expense	(62)	0	0		(62)
Operating income before depreciation and amortization	1,074	853	37	0	1,964
Depreciation and amortization	(587)	(226)	(16)		(829)
Operating income	488	626	21	0	1,135
Finance costs (net)					(26)
Loss from enterprises accounted for using the equity method	(25)				(25)
Tax expense					(429)
Minority interests					(102)
Net income					553

	As of 31 December 2001				
	Fixed Line Services	**Mobile Communications Services**	**International Carrier Services**	**Unallocated**	**Total**
	(€)	**(€)**	**(€) (in millions)**	**(€)**	**(€)**
Segment assets	3,809	1,668	338	1,350	7,165
Segment liabilities	(969)	(582)	(284)	(2,701)	(4,535)
Capital expenditure	506	453	29	—	987
Impairment losses recorded in the income statement on other participating interests (into finance costs)	(6)	0	0	—	(6)

	Year ended 31 December 2002				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Intersegment eliminations	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Revenue	3,023	1,801	514		5,338
Intersegment revenue	165	275	111	(550)	0
Total segment revenue	3,188	2,075	625	(550)	5,338
Total segment result	1,008	1,006	6	0	2,020
Non-recurring revenue	113	972	0		1,085
Non-recurring expense	(764)	0	0		(764)
Operating income before depreciation and amortization	357	1,978	6	0	2,341
Depreciation and amortization	(593)	(255)	(11)		(859)
Operating income/(loss)	(236)	1,723	(5)	0	1,482
Finance costs (net)					(25)
Loss from enterprises accounted for using the equity method	(12)				(12)
Tax expense					(203)
Minority interests					(99)
Net income					1,142

	As of 31 December 2002				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Unallocated	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Enterprises accounted for under the equity method	31	—	—	—	31
Segment assets	3,385	1,204	311	2,397	7,298
Segment liabilities	(956)	(585)	(273)	(2,505)	(4,320)
Capital expenditure	367	165	34	—	566
Impairment losses recorded in the income statement					
– on intangible assets, property, plant and equipment (into segment result)	(9)	0	(15)	—	(24)
– on other participating interests (into finance costs)	(10)	0	0	—	(10)

	Year ended 31 December 2003				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Intersegment eliminations	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Revenue	2,971	1,957	527		5,454
Intersegment revenue	137	225	99	(461)	0
Total segment revenue	3,108	2,181	626	(461)	5,454
Total segment result	1,109	1,113	28	0	2,250
Non-recurring expense	(897)	0	0		(897)
Operating income before depreciation and amortization	212	1,113	28	0	1,353
Depreciation and amortization	(565)	(196)	(26)		(787)
Operating income/(loss)	(353)	917	1	0	566
Finance costs (net)					(27)
Loss from enterprises accounted for using the equity method	(4)				(4)
Tax expense					(208)
Minority interests					(154)
Net income					172

	As of 31 December 2003				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Unallocated	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Enterprises accounted for under the equity method	27	—	—	—	27
Segment assets	3,084	1,160	243	1,522	6,009
Segment liabilities	(916)	(576)	(231)	(1,738)	(3,461)
Capital expenditure	336	149	17	—	502
Impairment losses recorded in the income statement					
– on intangible assets, property, plant and equipment (into segment result)	0	(1)	9	—	8
– on consolidated companies (into segment result)	(2)	0	0	—	(4)
– on other participating interests (into finance costs)	(55)	0	0	—	(55)

Management examined the need for secondary segment information by geographical location and concluded that there are no significant geographical segments outside Belgium.

Note 39. Post balance sheet events

In the event of an initial public offering by the company in 2004 or 2005, the Group has agreed in the Protocol Agreement to purchase from its shareholder ADSB Telecommunications BV, on the closing date of the Offering, such number of ordinary shares that will result in an aggregate purchase price of a maximum of €1 billion, based on the Initial Offer price per share for institutional investors.

The Group is negotiating with a consortium of banks to enter into a syndicated loan facility for a maximum amount of €750 million.

On 1 March 2004, Mobistar filed a request to intervene voluntarily in the action brought by BASE against Belgacom Mobile. Mobistar alleges that if the Commercial Court of Brussels were to find that Belgacom Mobile's termination rates were not in accordance with the obligation of cost-oriented pricing, Mobistar should be awarded damages provisionally estimated by Mobistar to range between €967,000 and €56,000,000, depending on the termination rates upheld by the Court. Furthermore, Mobistar alleges that in addition to the Proximus-to-Proximus tariffs, certain tariff schemes offered by Belgacom Mobile to business and corporate

customers constitute an abuse of Belgacom Mobile's allegedly dominant position. Mobistar requests the Court to appoint a court expert to calculate the amount of alleged damages and seeks compensation for such damages, provisionally estimated at a minimum of €50,000,000. As with the action filed by BASE, Belgacom Mobile is contesting the claims made by Mobistar.

Note 40. First time adoption of IFRS

This note provides a reconciliation of net equity at 1 January 2001 and at 31 December 2002 as well as net income for the year ended 2002 from the previously published consolidated financial statements, prepared in accordance with Belgian GAAP, to the accompanying consolidated financial statements prepared in accordance with IFRS, as well as a summary of the significant adjustments under IFRS.

The Group chose to comply with IFRS 1 instead of SIC 8 for its first time adoption of IFRS. In adopting IFRS 1, the Group elected not to restate any business combinations that occurred prior to the transition date of 1 January 2001.

Accounting principles under IFRS differ in various areas from Belgian GAAP. The significant differences between IFRS and Belgian GAAP affecting net income and shareholders' equity of the Group for the years 2001 and 2002 are detailed below.

Pensions and other post-employment benefits

Under IFRS, the Group's liability for pensions and other post-employment benefits is recorded on the balance sheet since some of these benefits are granted to employees in the framework of a defined benefit plan while others are considered a constructive obligation. In the Belgian GAAP financial statements, the pension benefits are recorded on a cash basis and the related liability is shown as an off balance sheet commitment in accordance with an advice issued by the Belgian Commission for Accounting Rules ("Commissie voor Boekhoudkundige Normen/Commission pour Normes Comptables") to the Group on 16 July 1993. In the Belgian GAAP financial statements, the liability for the constructive obligation in respect of other post-employment benefits for retirees is recognized since 2002.

Depreciation of intangible assets and property, plant and equipment

Under IFRS, the Group's acquisitions of intangible assets and property, plant and equipment are amortized/ depreciated as of the moment they are ready for their intended use. Under Belgian GAAP, such assets are depreciated for a full year in their year of acquisition, until 2002.

Investments available for sale

Under IFRS, financial assets classified as available for sale are remeasured to fair value through the shareholders' equity. Under Belgian GAAP, these financial assets are carried at historical cost (possibly with the recording of impairment losses).

Derivatives

Under IFRS, the Group's derivatives are recorded at fair value in the balance sheet. Under Belgian GAAP, derivatives are disclosed as off balance sheet rights and commitments and accounted for on an accrual basis.

Fair value hedges

Financial assets and liabilities involved in fair value hedges are remeasured at fair value under IFRS (to the extent of the risk being hedged) while they are recorded at cost under Belgian GAAP.

Business combination

Under IFRS, the gain on the partial sale of Ben Nederland Group shares to a special purpose entity on 28 November 2001 was not recognized until the special purpose entity sold the shares to T-Mobile on 25 September 2002 (see note 5.4). Under Belgian GAAP, the gain on this partial sale was recognized on 28 November 2001.

Dividends

Under IFRS, dividends proposed at balance sheet date are recorded as a liability only when the annual meeting of shareholders has approved their distribution (i.e. after balance sheet date). Under Belgian GAAP, proposed dividends are recorded as a liability at the balance sheet date.

Provisions

Under IFRS, a provision for accumulating non-vesting illness days is recognized. In the Belgian GAAP financial statements, the liability for the constructive obligation in respect of such illness days is not recognized.

Deferred taxes

Under IFRS, deferred taxes are recognized on the aforementioned differences in accounting principles between IFRS and Belgian GAAP, and on all temporary differences and on tax carry-forward losses that are deemed recoverable in the foreseeable future. In the Belgian GAAP financial statements, deferred tax assets on tax carry-forward losses that are deemed recoverable in the foreseeable future, are recognized since 2002.

Minority interests

Minority interests represent the share of minority shareholders in differences between Belgian GAAP and IFRS in respect of subsidiaries where the Group holds less than 100% participating interests.

Equity reconciliation between Belgian GAAP and IFRS at the transition date, 1 January 2001:

	As of 1 January 2001 (€) (in millions)
Shareholders' equity under Belgian GAAP	2,626
Pensions and other post-employment benefits	(1,124)
Depreciation and amortization of intangible assets and property, plant and equipment	214
Remeasurement to fair value of financial instruments	2
Dividends 2001 paid in 2002	231
Provisions	(42)
Other adjustments	(5)
Deferred taxes	423
Minority interests	(17)
Shareholders' equity under IFRS	2,307

Equity reconciliation between Belgian GAAP and IFRS at 31 December 2002, being the last period published under Belgian GAAP:

	As of 31 December 2002 (€) (in millions)
Shareholders' equity under Belgian GAAP	2,900
Pensions and other post-employment benefits	(612)
Depreciation and amortization of intangible assets and property, plant and equipment	313
Remeasurement of financial instruments	21
Dividends 2002 paid in 2003	280
Provisions	(40)
Other adjustments	2
Deferred taxes	142
Minority interests	(27)
Shareholders' equity under IFRS	2,978

Net income reconciliation for the year 2002, being the latest period published under Belgian GAAP:

	Year ended 31 December 2002
	(€) (in millions)
Net income under Belgian GAAP	911
Pensions and other post-employment benefits	264
Depreciation and amortization of intangible assets and property, plant and equipment	25
Remeasurement of financial instruments	(14)
Business combinations	200
Provisions	(11)
Other adjustments	(2)
Deferred taxes	(228)
Minority interests	(2)
Net income under IFRS	1,142

Note 41. Recent IFRS accounting pronouncements

In December 2003, the IASB issued "*Improvements to International Accounting Standards*" which should be applied for periods beginning on or after 1 January 2005, with earlier adoption encouraged. The IASB publication includes amendments to 13 existing International Accounting Standards. Belgacom does not opt for application as of 31 December 2003 and is investigating the impact of the adoption of the revised standards in the course of 2004.

In December 2003, the IASB issued the revised standards on financial instruments, IAS 32 *"Financial Instruments: Disclosure and Presentation"* and IAS 39 *"Financial Instruments: Recognition and Measurement"* which should be applied for periods beginning on or after 1 January 2005, with earlier adoption encouraged. The revised standards mandate retrospective adjustment of certain changes for comparative purposes. Belgacom does not opt for application as of 31 December 2003 and is investigating the impact of the adoption of the revised standards in the course of 2004.

APPENDIX A

BELGACOM SA/NV

INDEX TO EXTRACTS FROM THE BELGIAN GAAP NON-CONSOLIDATED FINANCIAL STATEMENTS

This Appendix discloses condensed financial information, consisting of the income statement, the balance sheet and the appropriation statement, as derived from the non-consolidated financial statements of Belgacom SA de droit public/Belgacom NV van publiek recht for the years ended at 31 December 2002 and 2003. These financial statements were prepared in conformity with the accounting and reporting laws and regulations applicable in Belgium ("Belgian GAAP") and will be filed with the National Bank of Belgium in March 2004. The Board of Auditors of Belgacom SA de droit public/Belgacom NV van publiek recht has issued an unqualified opinion with respect to such non-consolidated financial statements.

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

INCOME STATEMENT

	Year ended 31 December	
	2002	2003
	(€ millions)	
I. Operating income	**3,773**	**3,714**
A. Turnover	3,586	3,557
B. Increase (Decrease) in stocks of finished goods, work and contracts in progress	(1)	(1)
C. Own construction capitalised	140	119
D. Other operating income	48	38
II. Operating charges	**(3,437)**	**(3,236)**
A. Raw materials, consumables and goods for resale	207	180
1. *Purchases*	*190*	*175*
2. *Increase (Decrease) in stocks*	*16*	*5*
B. Services and other goods	1,531	1,538
C. Remuneration, social security costs and pensions	1,016	956
D. Depreciation of and other amounts written off on formation expenses, intangible and tangible fixed assets	600	537
E. Increase (Decrease) in amounts written off on stocks, contracts in progress and trade debtors	9	(1)
F. Increase (Decrease) in provisions for liabilities and charges	19	(7)
G. Other operating charges	54	32
III. Operating profit	**337**	**478**
IV. Financial income	**50**	**151**
A. Income from financial fixed assets	0	115
B. Income from current assets	18	3
C. Other financial income	32	33
V. Financial charges	**(173)**	**(170)**
A. Interest and other debt charges	140	131
B. Other financial charges	33	39
VI. Profit on ordinary activities before taxes	**214**	**459**

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

INCOME STATEMENT (continued)

		Year ended 31 December	
		2002	2003
		(€ millions)	
VI.	**Profit on ordinary activities before taxes**	**214**	**459**
VII.	**Extraordinary income**	**1,082**	**5,981**
A.	Adjustments to amounts written off on financial fixed assets	7	11
B.	Adjustments to provisions for extraordinary liabilities liabilities and charges		17
C.	Gain on disposal of fixed assets	1,067	5,953
D.	Other extraordinary income	8	0
VIII.	**Extraordinary charges**	**(1,155)**	**(1,566)**
A.	Extraordinary depreciation of and extraordinary amounts written off on formation expenses, intangible and tangible fixed assets	23	
B.	Amounts written off on financial fixed assets	34	118
C.	Provisions for extraordinary liabilities and charges (increase+, decrease –)	538	(80)
D.	Loss on disposal of fixed assets	151	
E.	Other extraordinary charges	410	1,528
IX.	**Profit for the period before taxes**	**142**	**4,873**
A.	Transfer from deferred taxation	5	74
B.	Transfer to deferred taxation	(69)	
X.	**Income taxes**	**(0)**	**(4)**
A.	Income taxes	(0)	(6)
B.	Adjustment of income taxes and write-back of tax provisions		2
XI.	**Profit for the period**	**77**	**4,943**
XII.	**Transfer from untaxed reserve**	**10**	**143**
	Transfer to untaxed reserve	**(138)**	
XIII.	**Profit for the period available for appropriation**		**5,086**
	Loss for the period available for appropriation	**(50)**	

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

BALANCE SHEET AFTER APPROPRIATION

ASSETS	2002	2003
	Year ended 31 December (€ millions)	
FIXED ASSETS	**6,247**	**12,008**
I. Formation expenses	**0**	**0**
II. Intangible assets	**60**	**152**
III. Tangible assets	**2,019**	**1,840**
A. Land and buildings	273	257
B. Plant, machinery and equipment	1,539	1,377
C. Furniture and vehicles	30	31
D. Leasing and other similar rights	118	96
E. Other tangible assets	23	36
F. Assets under construction and advance payments	35	45
IV. Financial assets	**4,168**	**10,015**
A. Affiliated enterprises	4,079	9,931
1. Participating interests	*4,079*	*9,931*
2. Amounts receivable	*0*	*0*
B. Other enterprises linked by participating interests	44	45
1. Participating interests	*43*	*45*
2. Amounts receivable	*1*	*0*
C. Other financial assets	45	39
1. Shares	*44*	*39*
2. Amounts receivable and cash guarantees	*1*	*1*
Current assets	**907**	**1,097**
V. Amounts receivable after more than one year	**4**	**4**
A. Trade debtors	0	0
B. Other amounts receivable	4	4
VI. Inventories and contracts in progress	**42**	**39**
A. Inventories	41	39
1. Raw materials and consumables	*24*	*24*
2. Work in progress	*0*	*0*
4. Goods purchased for resale	*17*	*15*
B. Contracts in progress	1	0
VII. Amounts receivable within one year	**799**	**679**
A. Trade debtors	767	644
B. Other amounts receivable	32	35
VIII. Investments	**38**	**352**
A. Own shares	0	325
B. Other investments and deposits	38	27
IX. Cash at bank and in hand	**10**	**8**
X. Deferred charges and accrued income	**14**	**15**
Total assets	**7,154**	**13,105**

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

BALANCE SHEET AFTER APPROPRIATION (continued)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Year ended 31 December	
	2002	2003
	(€ millions)	
SHAREHOLDERS' EQUITY	**1,542**	**6,063**
I. Capital	**1,000**	**1,000**
II. Share Premium Account	**0**	**0**
III. Revaluation surplus	**0**	**0**
IV. Reserves	**542**	**5,062**
A. Legal reserve	100	100
B. Reserve not available for distribution	0	325
1. In respect of own shares held	0	325
2. Other	0	0
C. Untaxed Reserves	148	4
D. Reserves available for distribution	294	4,633
V. Profit/(Loss) carried forward	**0**	**0**
VI. Investment grants	**0**	**1**
PROVISIONS AND DEFERRED TAXATION	**1,140**	**962**
VII. Provisions and deferred taxation	**1,140**	**962**
A. Provisions for liabilities and charges	1,066	962
1. Pensions and similar obligations	0	0
2. Taxation	0	0
3. Major repairs and maintenance	0	0
4. Other liabilities and charges	*1,066*	*962*
B. Deferred taxation	74	0
LIABILITIES	**4,472**	**6,080**
VIII. Amounts payable after more than one year	**2,000**	**1,724**
A. Financial debts	1,999	1,723
2. Unsubordinated debentures	*242*	*242*
3. Leasing and other similar obligations	*0*	*0*
4. Credit institutions	*1,706*	*1,450*
5. Other loans	*51*	*31*
D. Other amounts payable	0	1
IX. Amounts payable within one year	**2,328**	**4,228**
A. Current portion of amounts payable after more than one year	355	476
B. Financial debts	*606*	*2,513*
1. Credit institutions	*606*	*2,355*
2. Other loans	0	158
C. Trade creditors	*692*	*646*
1. Suppliers	*692*	*646*
2. Bills of exchange payable	0	0
D. Advances received on contracts in progress	33	21
E. Taxes, remuneration and social security	184	138
1. Taxes	*17*	*23*
2. Remuneration and social security	*167*	*115*
F. Other amounts payable	458	435
X. Accrued charges and deferred income	**145**	**127**
Total liabilities and shareholders' equity	**7,154**	**13,105**

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

APPROPRIATION STATEMENT	**Year ended 31 December**	
	2002	**2003**
	(€ millions)	
A. Profit to be appropriated	**0**	**5,086**
Loss to be appropriated	**(50)**	**0**
B. Transfers from capital and reserves	**907**	**0**
C. Transfers to capital and reserves (*)	**0**	**(4,664)**
F. Distribution of profit	**(857)**	**(422)**

(*) After the appropriation of the result for 2003, the reserves available for distribution amount to €4,633 million as of 31 December 2003. Since these reserves result primarily from an intra Group realized capital gain, the intention of the Board of Directors is to consider distribution only to the extent of the consolidated available reserves of the Group.

COMPANY

Belgacom SA/NV
Registered Office
Boulevard Roi Albert II, 27
1030 Brussels
Belgium

SELLING SHAREHOLDER

ADSB Teleportboulevard B.V.
Registered Office
Teleportboulevard 140
1043 ES Amsterdam
The Netherlands

LEGAL ADVISORS

To the Company

As to United States and Belgian law
Linklaters
One Silk Street
London EC2Y 8HQ
England

Brederode 13
1000 Brussels
Belgium

As to Belgian law
Eubelius
Goedheidsstraat 5-7
1000 Brussels
Belgium

As to Belgian law
Lawfort
Woluwedal 20
1932 Sint-Stevens-Woluwe
Belgium

To the Selling Shareholder

As to United States law
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS
England

As to Belgian law
Keuleneer, Storme, Vanneste, Van Varenbergh, Verhelst
Verenigingstraat 28
1000 Brussels
Belgium

To the Underwriters

As to United States law
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
England

As to Belgian law
Clifford Chance LLP
Avenue Louise 65, Box 2
1050 Brussels
Belgium

INDEPENDENT AUDITORS

Ernst & Young
Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A.
204 Avenue Marcel Thiry-laan
1200 Brussels
Belgium

belgacom

Printed by RR Donnelley, 84490

The information in this preliminary Offering Memorandum is not complete and may be changed. This preliminary Offering Memorandum is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer, sale or solicitation is not permitted.

PRELIMINARY OFFERING MEMORANDUM
Subject to completion, dated 8 March 2004

belgacom

Up to 133,984,719 Ordinary Shares

Up to 133,984,719 ordinary shares (the "Shares") of Belgacom SA/NV (the "Company"), a limited liability company under public law organized under the laws of Belgium, are being offered by ADSB Telecommunications B.V. ("ADSB" or the "Selling Shareholder") in the offering (the "Offering"). The Offering consists of a public offering to retail investors in Belgium and an offering to institutional investors in Belgium and internationally.

Prior to the Offering, there has been no public market for the Shares. It is currently estimated that the initial public offering price per Share (the "Offer Price") will be between €23.00 and €26.50 (the "Price Range"). Application has been made to list all of the ordinary shares of the Company on the First Market of Euronext Brussels under the symbol "BELG" and it is expected that such listing will become effective on or about 22 March 2004.

Following completion of the Offering and the repurchase by the Company of ordinary shares from ADSB as described herein, the Belgian State will own 51.6% of the ordinary shares of the Company.

See "Risk Factors" beginning on page 19 to read about factors that should be considered before buying Shares.

Offer Price: € per Share

The Shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") or the securities laws of any other jurisdiction other than Belgium. The Shares are being offered and sold in the United States only to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act ("Rule 144A"). Prospective purchasers that are qualified institutional buyers are hereby notified that sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the Shares and the distribution of this Offering Memorandum, see "Underwriting" and "Transfer Restrictions".

The Selling Shareholder, Dexia Bank SA/NV ("Dexia") and KBC Bank SA/NV ("KBC") have granted to the Underwriters an option (the "Over-allotment Option"), exercisable for 30 days from the date of the commencement of trading in the Shares, to purchase additional ordinary shares representing up to 10% of the number of Shares sold in the Offering at the Offer Price for institutional investors, less the underwriting discount applicable to the institutional offering, to cover over-allotments, if any, in connection with the Offering.

Delivery of the Shares is expected to take place in book-entry form against payment therefor in immediately available funds on or about 25 March 2004.

Joint Global Coordinators

Goldman Sachs International **Lehman Brothers** **Morgan Stanley** **UBS Investment Bank**

Dexia **KBC**

Lead Managers of Belgian Offer

Dexia **KBC**

Advisor to the Company

Petercam

Offering Memorandum dated March 2004

Global Institutional Offering

Joint Global Coordinators

Goldman Sachs International **Lehman Brothers** **Morgan Stanley** **UBS Investment Bank**

Dexia **KBC**

Joint Bookrunners

Goldman Sachs International **Lehman Brothers** **Morgan Stanley** **UBS Investment Bank**

Co-Lead Managers

Dexia **Fortis Bank** **ING** **KBC** **Petercam**

Belgian Retail Offering

Joint Global Coordinators

Goldman Sachs International **Lehman Brothers** **Morgan Stanley** **UBS Investment Bank**

Dexia **KBC**

Lead Managers of Belgian Offer

Dexia **KBC**

Co-Lead Managers

ING **Fortis Bank**

Selling Agents

Bank Degroof **CBC Banque** **Petercam**

Advisor to the Company

Petercam

The Company, represented by its Board of Directors, assumes responsibility for the content of this Offering Memorandum other than (i) the description of ADSB, its shareholders, ownership structure and transactions between ADSB and its shareholders, (ii) the statements of ADSB's intentions regarding the sale of its shares in the Company, (iii) the description of the Shareholders' Agreement (as defined herein), (iv) the description of the Transition Agreement (as defined herein), (v) the statements under "Use of Proceeds", (vi) the biographies of the existing directors of the Company appointed upon the proposal of the Selling Shareholder appearing under "Management and Employees", (vii) the description of the terms and structure of the Offering and (viii) the description of the Over-Allotment Option granted by the Selling Shareholder, Dexia and KBC to the Underwriters, for which the Selling Shareholder, represented by its Board of Directors, assumes the sole responsibility. Each of the Company and the Selling Shareholder declares that, to the best of its knowledge, the information contained in this Offering Memorandum, for which it assumes responsibility, is factually accurate in all material respects and that there is no omission that would make it materially misleading.

The Underwriters make no representation or warranty, expressed or implied, as to the accuracy or completeness of the information in this Offering Memorandum, and nothing in this Offering Memorandum is, or shall be relied upon as, a promise or representation by the Underwriters.

No person is or has been authorized to give any information or to make any representation in connection with the offering or sale of the Shares, other than as contained in this Offering Memorandum, and, if given or made, any other information or representation must not be relied upon as having been authorized by the Company, ADSB, Dexia, KBC or the Underwriters. The delivery of this Offering Memorandum at any time after the date hereof shall not, under any circumstances, create any implication that there has been no change in the affairs of Belgacom since the date hereof or that the information set forth in this Offering Memorandum is correct as of any time since its date.

The Company will update the information provided in this Offering Memorandum by publication in the Belgian financial press or by any other permitted method of distribution if an event that might materially influence the public's judgment of the Offering occurs after the Belgian Banking, Finance and Insurance Commission approves this Offering Memorandum and prior to the closing of the Offering. If the Company does not provide an update with respect to such event, the Belgian Banking, Finance and Insurance Commission may suspend the Offering until such event has been made public.

In connection with the Offering, this Offering Memorandum has been prepared in the English, French and Dutch languages. On 23 February 2004, the Belgian Banking, Finance and Insurance Commission approved the French and the Dutch versions of this Offering Memorandum for the purposes of the public offering in Belgium in accordance with Article 14 of the Belgian Law of 22 April 2003 concerning the public offering of securities. The Belgian Banking, Finance and Insurance Commission's approval does not imply any judgment on the merits or the quality of the Offering, the Shares or the Company. In connection with the public offering in Belgium, only the French and Dutch versions of this Offering Memorandum will constitute the approved prospectuses and only those two versions may be used for the purposes of the Belgian public offering, with the Company assuming responsibility for the consistency between the French version and the Dutch version.

This Offering Memorandum has been produced for the purpose of considering the purchase of the Shares. In making an investment decision regarding the Shares offered pursuant to this Offering Memorandum, investors must rely on their own examination of the Company and the terms of the Offering, including, without limitation, the merits and risks involved. The Offering is being made solely on the basis of this Offering Memorandum.

In connection with this Offering, the Underwriters through Goldman Sachs International may over-allot or effect transactions that stabilize or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market. Such transactions may be effected on the First Market of Euronext Brussels, in the over-the-counter market or otherwise. There is no assurance that such stabilization will be undertaken and, if it is, it may be discontinued at any time.

The distribution of this Offering Memorandum and the offering and sale of the Shares offered hereby in certain jurisdictions may be restricted by law. Persons in possession of this Offering Memorandum are required to inform themselves about and to observe any such restrictions. This Offering Memorandum may not be used for, or in connection with, and does not constitute, any offer to sell, or an invitation to purchase, any of the Shares offered hereby in any jurisdiction in which such offer or invitation would be unlawful.

The Shares have not been approved or disapproved by the US Securities and Exchange Commission, any State securities commission in the United States or any other US regulatory authority, nor have any of the

foregoing authorities passed upon or endorsed the merits of the Offering or the accuracy or adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offense in the United States.

The Shares have not been offered or sold and, prior to the expiry of a period of six months from the sale of the Shares, will not be offered or sold to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. Each Underwriter will represent, warrant and agree that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Neither this Offering Memorandum nor any other offering material relating to the Shares has been submitted to the clearance procedures of the *Autorité des marchés financiers* in France. The Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Offering Memorandum nor any other offering material relating to the Shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale of the Shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 of the French Code *monétaire et financier* and French Decree no. 98-880 dated 1 October 1998. Such Shares may be resold only in compliance with Articles L.411-1, L.411-2 and L. 412-1 of the *French Code monétaire et financier*. Where an issue of Shares is implemented as an exception to the rules relating to an *appel public à l'épargne* in France (public offer rules) by way of an offer to a restricted circle of over 100 investors, such investors must provide certification as to their personal, professional or familial relationship with a member of the management of the Company. Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

The Shares have not been and will not be registered under the Securities and Exchange law of Japan. No person may offer or sell, directly or indirectly, any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The Shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this Offering Memorandum nor any other document in respect of the Offering may be distributed in or from The Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which include banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of the Shares is publicly announced that the offer is exclusively made to the said individuals or legal entities.

The offer of Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Shares will be offered or sold in Spain nor may this Offering Memorandum or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The audited consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") with a first time adoption date of 1 January 2001. As a first time adopter, the Company elected not to apply IAS 22 ("Business Combinations") to business combinations that occurred prior to the transition date of 1 January 2001. The consolidated financial statements of the Company and its subsidiaries as of and for the years ended 31 December 2001, 2002 and 2003 included in this Offering Memorandum have been audited by Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A. ("Ernst & Young"). See "Independent Auditors". IFRS differs in certain significant respects from US generally accepted accounting principles ("US GAAP"). For a description of certain significant differences between IFRS and US GAAP as they relate to Belgacom, see "Summary of Significant Differences between IFRS and US GAAP".

The Company maintains its official accounting records and prepares its non-consolidated financial statements for statutory purposes in accordance with accounting and reporting laws and regulations applicable in Belgium ("Belgian GAAP"). See "Appendix A: Extracts from Belgian GAAP Non-consolidated Financial Statements of the Company".

In this Offering Memorandum, references to the "Company" are to Belgacom SA/NV, which is the parent company of the Group, references to "Belgacom Mobile" are to Belgacom Mobile SA/NV and references to "Belgacom" and to the "Group" are to the Company, together with its subsidiaries, including Belgacom Mobile, and their subsidiaries and associated undertakings.

References to "Belgium" or the "Belgian State" are to the Kingdom of Belgium and all references to the "Belgian Government" are to the federal government of the Kingdom of Belgium. References to "euro" or "€" are to the common currency of the member states of the European Union or the "EU" that are part of the euro zone and references to the "United States" or "US" are to the United States of America and references to "US dollars" or "$" are to the lawful currency of the United States.

Solely for convenience, this Offering Memorandum contains translations of certain euro amounts into US dollars at specified rates. No representation is made that the amounts referred to herein as convenience translations have been, could have been or could be converted from euro into US dollars at the rates indicated. Unless otherwise noted in this Offering Memorandum, euro amounts have been translated into US dollars at the rate of €1.00 = $1.2597, the noon buying rate as certified for customs purposes by the US Federal Reserve Bank (the "Noon Buying Rate") on 31 December 2003. See "Exchange Rates" for historical information regarding the exchange rates between euro and US dollars. The Noon Buying Rate on 4 March 2004 was €1.00 = $1.2225.

Unless otherwise indicated, market data, statistics and information in this Offering Memorandum in respect of the fixed-line telecommunications market in Belgium have been derived primarily from data published by the Belgian Institute for Postal Services and Telecommunications (the "BIPT") and the Internet Service Providers' Association ("ISPA"); EMC World Cellular Database in respect of the mobile communications market; TeleGeography Research Group – PriMetrica, Inc. in respect of the international carrier services market; and the European Competitive Telecommunications Association Scorecard ("ECTA") and *Comité Consultatif pour les Télécommunications* in respect of other figures relating to the Belgian telecommunications industry. None of the Company, the Selling Shareholder, Dexia, KBC or the Underwriters has independently verified these figures and the rapidly evolving nature of the telecommunications industry makes it difficult to obtain precise and accurate statistics. Investors should not place undue reliance on the statistical data cited in this Offering Memorandum.

Certain telecommunications industry and other terms used in this Offering Memorandum are defined in "Glossary of Selected Terms".

Unless otherwise indicated, all per share amounts in this Offering Memorandum have been retroactively adjusted to reflect the Company's 10 for one share split approved on 19 February 2004 and effective as of 2 March 2004.

FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains forward-looking statements, including statements about the Company's beliefs and expectations. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by Belgian law. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, the following:

- the level of demand for the Group's services, particularly with regard to fixed-line telephony services, mobile communications services, Internet and Internet Protocol ("IP") based communications services and newer products and services;
- the actions of the Group's competitors;
- regulatory developments, including changes to the Group's permitted tariffs, the terms of access to the Group's network, the terms of interconnection and other issues;
- the success of its investments and capital expenditure programs; and
- the other factors described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

TABLE OF CONTENTS

SUMMARY

This summary should be read together with, and is qualified in its entirety by, the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Offering Memorandum. It should also be read together with the matters set forth under "Risk Factors".

Overview

Belgacom is the leading telecommunications company in Belgium and a market leader in a number of areas, including retail and wholesale fixed-line telephony services, mobile communications services and broadband data and Internet services. For the year ended 31 December 2003, the Group had total revenue of €5,454 million and operating income before depreciation and amortization (excluding non-recurring items) of €2,250 million.

Belgacom operates in the following three business segments:

- *Fixed Line Services.* Belgacom is the leading provider of fixed-line communications services in Belgium, offering a comprehensive range of voice, data and Internet fixed-line services to residential and business customers. As of 31 December 2003, Belgacom provided approximately 5.2 million fixed access channels in the residential and business markets, including approximately 984,000 ISDN and 670,000 ADSL retail access channels. Belgacom is the leading ISP in Belgium, offering narrowband and broadband Internet access to approximately 1,000,000 subscribers as of 31 December 2003. In addition, Belgacom provides regulated and commercial wholesale services to other operators and service providers in Belgium.
- *Mobile Communications Services.* Belgacom is the leading provider of mobile communications services in Belgium, with approximately 4.2 million active customers as of 31 December 2003. Belgacom Mobile had an estimated market share of approximately 54% based on active customers as of 31 December 2003. The Group provides mobile communications services through Belgacom Mobile, which is 75% owned by Belgacom and 25% owned by Vodafone Group plc ("Vodafone"). Through the Proximus and Pay&Go brand names, for post-paid and pre-paid customers, respectively, Belgacom Mobile provides a broad range of mobile communications services to residential and business customers in Belgium, including traditional voice services, international roaming (in/out) services, data services (including SMS and MMS) as well as wholesale data services to third parties. Belgacom Mobile has recently entered into an agreement with Vodafone covering a number of areas, including the development of new products and services, and which Belgacom believes will increase operational synergies. See "Business — Mobile Communications Services — Relationship with Vodafone".
- *International Carrier Services.* Belgacom provides voice and data connectivity, capacity and infrastructure services to telecommunications operators and service providers worldwide. Belgacom estimates that it is the 11th largest operator worldwide in the international voice termination market in terms of traffic.

The Group's Fixed Line Services, Mobile Communications Services and International Carrier Services segments, respectively, accounted for 52%, 37% and 11% of the Group's total 2003 revenue (prior to inter segment eliminations) and 49%, 50% and 1% of the Group's total 2003 operating income before depreciation and amortization (excluding non-recurring items).

Competitive Strengths

Belgacom believes it has a number of competitive strengths that position it as the leading telecommunications company in Belgium, including:

- *Belgium is an attractive and advanced market for telecommunications services.*
- *Belgacom is the leader in fixed-line communications services in Belgium with strong brand recognition.*
- *Belgacom Mobile is the leader in mobile communications in Belgium and benefits from its strategic relationship with Vodafone, its 25% shareholder.*
- *Belgacom is the leading provider of DSL services in Belgium.*
- *Belgacom has the most extensive and technologically advanced network infrastructure in Belgium.*

- *Belgacom continues to transform its business into a competitive, customer-driven enterprise focused on the Belgian market and has demonstrated its ability to manage change.*
- *Belgacom has focused on cash flow generation and takes a disciplined approach to the use of its capital resources.*

Strategy

Belgacom's strategy is to focus on the core business areas where it has competitive advantages. In particular, it intends to retain its position as the preferred provider of telecommunications services in Belgium while maintaining profitability.

Belgacom's principal strategic objectives are to:

- Maintain its profitable market leadership in fixed-line and mobile communications services by:
  - offering segmented, customer-driven products and services;
  - building on its brands and the quality of its services to improve customer satisfaction and perception;
  - developing new value-added services made possible by advances in fixed and mobile broadband technologies; and
  - focusing on customer loyalty through customer care and quality and continued development of initiatives focused on lost customers.
- Achieve operational excellence by:
  - continuing to reduce its operating costs and to deploy its capital resources efficiently;
  - focusing on international industry benchmarking to promote a "best in class" culture; and
  - continuing to simplify decision-making processes and to streamline administrative and support functions.
- Invest in profitable growth opportunities, including:
  - expanding its leading position in broadband by continuing to increase the number of ADSL subscribers and increase revenues through the introduction of new broadband services and the gradual deployment of fiber optic cables in major cities in Belgium;
  - increasing its mobile revenues through the introduction of new data products and services;
  - focusing on profitable investment opportunities in segments where the Company believes external growth is necessary; and
  - remaining competitive in the international wholesale market by capitalizing on consolidation opportunities.

Ownership by the Belgian State

The Belgian State will, upon completion of the Offering, own 51.6% of the Company's outstanding ordinary shares and, as a result of the suspension of voting rights attached to 35,745,535 ordinary shares held by the Company, will have voting rights in respect of 56.8% of the total number of ordinary shares entitled to vote at General Shareholders Meetings of the Company (assuming that the Offer Price will be equal to €24.75, the mid-point of the Price Range, and further assuming that all ordinary shares offered under the DSPP (as defined herein) will be sold). Pursuant to the Law of 21 March 1991, as amended (the "1991 Law"), the aggregate direct shareholding of the Belgian State and other Belgian public authorities must exceed 50% of the Company's share capital.

The Belgian State's rights pursuant to the 1991 Law include the following:

- the Belgian State directly appoints and removes a number of directors proportionate to the number of voting rights attached to its shareholding; in addition, the Belgian State appoints and removes the Chairman of the Board of Directors from among the directors, as well as the President and Chief Executive Officer;

- certain decisions require approval by Royal Decree (*e.g.*, amendments to the Articles of Association), the adoption of a Law (*e.g.*, dissolution and liquidation of the Company) or prior approval by Royal Decree (*e.g.*, the issue of new shares, convertible bonds or warrants); and
- the Belgian State appoints a Government Commissioner to supervise the management of Belgacom.

The Company is required to provide public telecommunications services as set out in the 1991 Law, consisting of universal service obligations, universal access obligations and certain specific "missions of general interest" and is required to enter into a management agreement with the Belgian State.

Employee Offering

In connection with the Offering, the Company intends to implement discounted share purchase plans (the "DSPP").

Under the DSPP, ordinary shares will be offered to eligible employees and officers of the Group at the time of the Offering, at a price that represents a discount of 16.66% to the Offer Price applicable to retail investors, in an aggregate amount of up to €62.2 million. Such ordinary shares offered under the DSPP will be ordinary shares that the Company will acquire as a result of the 2004 Ordinary Share Purchase. See "Background to the Offering". Ordinary shares purchased under the DSPP will be subject to transfer restrictions for a period of two years with respect to employees and two and a half years with respect to certain officers of the Group.

The offer under the DSPP will not form part of the Offering. Subsequent tranches of ordinary shares may be offered by the Company under the DSPP on an annual or an exceptional basis.

THE OFFERING

The Company	Belgacom SA/NV, a limited liability company under public law, organized under the laws of Belgium.
The Selling Shareholder	ADSB Telecommunications B.V., a Netherlands corporation. Immediately prior to the closing of the Offering, ADSB will be owned, indirectly, by SBC Communications Inc. ("SBC") (36.84%), TDC A/S ("TDC") (34.74%) and Singapore Telecommunications Limited ("SingTel") (28.42%). As of the date of this Offering Memorandum, ADSB owns 187,619,040 ordinary shares. Prior to the closing of the Offering and prior to the 2004 Ordinary Share Purchase and any volume adjustment under the 2003 Ordinary Share Purchase, ADSB will own 177,619,040 ordinary shares and Dexia, KBC and Sofina SA/NV ("Sofina" and together with Dexia and KBC, the "Belgian Financial Partners") will own, respectively, 3,750,000, 3,750,000 and 2,500,000 ordinary shares. ADSB, Dexia and KBC have granted the Over-allotment Option to the Underwriters, as discussed below.
The Shares	Up to 133,984,719 existing ordinary shares of the Company that are currently held by ADSB (assuming that the Offer Price will be equal to €26.50 per Share, the high end of the Price Range). The Shares rank *pari passu* with all ordinary shares (other than ordinary shares held by the Company) with respect to voting rights and distributions, and will be entitled to participate in dividends declared for the fiscal year ending 31 December 2004 and future years. The Shares have no VVPR-strips attached to them.
The Offering	The Offering consists of: • a public offering of Shares to retail investors in Belgium; and • an offering of Shares to institutional investors in Belgium and internationally.
Offer Price	The Price Range is between €23.00 and €26.50 per Share. The Offer Price for Shares sold to retail investors in Belgium will not exceed the upper end of the Price Range.
Offering Period	From 8 March 2004 until 19 March 2004.
Over-allotment Option	ADSB, Dexia and KBC have granted the Underwriters an option, exercisable for 30 days from the commencement of trading in the Shares, to purchase additional ordinary shares representing up to 10% of the number of Shares sold in the Offering.
Share Ownership	Following the Offering, 51.6% of the Company's outstanding share capital will be owned by the Belgian State. Assuming an Offer Price equal to €24.75, the mid-point of the Price Range, to calculate the number of ordinary shares purchased by the Company pursuant to the 2004 Ordinary Share Purchase and assuming further that all ordinary shares offered under the DSPP will be sold, as a result of the suspension of voting rights attached to 35,745,535 ordinary shares to be held by the Company, the Belgian State will have voting rights in respect of 56.8% of the total number of ordinary shares entitled to vote at General Shareholders Meetings of the Company.

Use of Proceeds	The Selling Shareholder will receive the net proceeds from the sale of the Shares in the initial Offering, and the Selling Shareholder, Dexia and KBC will receive the net proceeds from the sale of additional ordinary shares if the Over-allotment Option is exercised.
Lock-up Agreement	The Belgian State, the Company, the Selling Shareholder, KBC and Dexia each have agreed with the Underwriters that none of them will offer, sell, contract to sell or otherwise dispose of, other than in the Offering, ordinary shares in the Company for a period of 180 days from the commencement of trading in the Shares, except with the prior written consent of the Underwriters, subject to certain exceptions.
Listing	Application has been made for admission to listing of all of the Company's ordinary shares on the First Market of Euronext Brussels. Commencement of trading is expected to occur on or about 22 March 2004 on a "when delivered" basis. Prior to the Offering, there has been no public market for the Shares.
Payment and Settlement	Delivery of the Shares is expected to take place in book-entry form against payment therefor in immediately available funds on or about 25 March 2004. The Shares will initially be delivered through the facilities of the CIK (as defined herein), Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank SA/NV ("Euroclear"). The delivery of physical bearer shares to investors who request such delivery is expected to take place within three months from the commencement of trading. Such delivery is subject to payment of applicable costs and a tax of 0.6%. The identification numbers for the Shares are: Common code: 018723247 ISIN: BE0003810273 National code: 3810.27

Summary Consolidated Financial and Operating Data

The following tables set forth summary consolidated financial and operating data of Belgacom. The Company's audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from US GAAP. For a discussion of certain significant differences between IFRS and US GAAP as they relate to Belgacom, see "Summary of Significant Differences between IFRS and US GAAP". Investors should read the following data together with the Company's audited consolidated financial statements, including the notes to those financial statements, included in this Offering Memorandum and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	Year ended 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
	(millions, except per share and share amounts)			
Income Statement Data				
Net revenue	5,381	5,252	5,377	6,773
Other operating revenue	86	86	78	98
Non-recurring revenue	—	1,085	—	—
Total revenue	5,467	6,422	5,454	6,870
Non-recurring expenses	(62)	(764)	(897)	(1,130)
Total operating expenses before depreciation and amortization	(3,503)	(4,081)	(4,101)	(5,166)
Operating income before depreciation and amortization	1,964	2,341	1,353	1,704
Depreciation and amortization	(829)	(859)	(787)	(991)
Operating income	1,135	1,482	566	712
Net income	553	1,142	172	217
Basic earnings per share	1.38	2.86	0.43	0.54
Weighted average number of ordinary shares used to calculate basic earnings per share	400,000,000	400,000,000	399,932,160[2]	—

	As of 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
	(millions)			
Balance Sheet Data				
Non-current assets	5,127	4,601	4,381	5,519
Current assets	2,038	2,696	1,628	2,051
Cash and cash equivalents	805	1,326	562	708
Total assets	7,165	7,298	6,009	7,570
Shareholders' equity	2,630	2,978	2,548	3,210
Minority interests	205	293	446	562
Non-current liabilities	2,329	2,362	1,469	1,850
Non-current interest-bearing liabilities	827	547	371	467
Liability for pensions and other post-employment benefits	1,252	1,545	840	1,058
Current liabilities	2,001	1,665	1,545	1,946
Current interest-bearing liabilities	474	78	154	194
Total liabilities and shareholders' equity	7,165	7,298	6,009	7,570

(1) Solely for the convenience of the reader, the financial data as of 31 December 2003 has been translated into US dollars at the rate of €1.00 = $1.2597, the Noon Buying Rate on 31 December 2003.

(2) Weighted average number of ordinary shares outstanding during the year, taking into account the purchase by Belgacom of 12,380,950 ordinary shares from ADSB on 30 December 2003 (adjusted for the 10 for one ordinary share split approved on 19 February 2004 and effective as of 2 March 2004).

Cash Flow, Operating and Other Data	Year ended 31 December			
	2001	2002	2003	2003
	(€)	(€)	(€)	($)[1]
	(millions, except employee amounts)			
Net cash flow provided by operating activities	1,658	1,371	296	373
Net cash (used in)/provided by investing activities	(1,104)	710	(485)	(611)
Cash flow before financing activities	554	2,081	(189)	(238)
Net cash (used in)/provided by financing activities	47	(1,560)	(575)	(724)
Net increase/(decrease) of cash and cash equivalents	601	521	(764)	(962)
Adjusted revenue[2]	5,184	5,296	5,454	6,870
EBITDA[3]	1,964	2,341	1,353	1,704
Adjusted EBITDA[4]	2,132	2,022	2,250	2,834
Capital expenditure	987	566	502	632
Number of employees[5]	22,296	19,003	17,541	—

(1) Solely for the convenience of the reader, the financial data as of and for the year ended 31 December 2003 has been translated into US dollars at the rate of €1.00 = $1.2597, the Noon Buying Rate on 31 December 2003.

(2) Total revenue less non-recurring revenue and revenue attributable to entities disposed of in 2001 and 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Total Revenue". Adjusted revenue, when viewed with the Company's IFRS financial statements, provides additional information with respect to factors and trends affecting the Company's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with IFRS.

(3) EBITDA represents operating income before depreciation and amortization.

(4) EBITDA less non-recurring items and EBITDA attributable to entities disposed of in 2001 and 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Operating Income Before Depreciation and Amortization". Adjusted EBITDA, when viewed with the Company's IFRS financial statements, provides additional information with respect to factors and trends affecting the Company's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with IFRS.

(5) Full-time equivalents, calculated based on the percentage ownership of subsidiaries owned less than 100%.

	As of and for the year ended 31 December		
	2001	2002	2003
Other Operating Data			
Fixed Line			
Number of access channels[1] *(thousands)*			
Residential			
PSTN	3,382	3,361	3,285
ISDN	411	386	379
ADSL	165	383	589
Total	3,958	4,130	4,253
Business			
PSTN	322	306	280
ISDN	591	603	605
ADSL	18	49	81
Total	931	958	966
Traffic *(millions of minutes)*			
Residential			
National	8,685	7,584	6,490
Fixed to mobile	1,010	1,003	965
International	511	504	459
Total	10,206	9,092	7,914
Business			
National	3,297	2,922	2,612
Fixed to mobile	464	472	504
International	419	422	450
Total	4,180	3,816	3,567
Average monthly voice revenue per voice access channel[2]	€37.1	€35.0	€34.2
Mobile Communications			
Number of active customers[3] *(thousands)*	3,979	4,076	4,201
Pre-paid	2,215	2,316	2,442
Post-paid	1,764	1,760	1,759
Active customers as a percentage of total customers[4]	95.9%	95.8%	96.6%
Total number of SIM cards *(thousands)*	4,148	4,253	4,349
Annualized churn rate[5] (blended)	19.0%	21.3%	17.7%
ARPU[6]			
Pre-paid	€17.9	€18.0	€19.2
Post-paid	€66.0	€66.6	€69.1
Blended[7]	€41.4	€39.5	€40.3
Blended voice	€37.7	€34.5	€34.3
Blended data	€3.7	€5.0	€6.0
Market share of active customers[8]			
Pre-paid	50.2%	50.7%	49.1%
Post-paid	65.3%	64.3%	61.5%
Total	56.0%	55.8%	53.7%

(1) The number of access channels Belgacom provides, with a PSTN line counting as one channel, an ISDN basic line counting as two channels, an ISDN primary line counting as 30 channels and an ADSL line counting as one channel.

(2) Average monthly voice revenue per voice access channel has been calculated by dividing fixed retail voice access and traffic revenues (including revenues from customer premises equipment and value-added services) by total retail PSTN and ISDN voice access channels and then dividing by 12.

(3) Active customers are customers who have made or received at least one call or sent or received at least one SMS in the last three months.

(4) Percentage based on total number of Belgacom Mobile SIM cards in circulation.

(5) Annualized churn is the total number of SIM cards disconnected from the Belgacom Mobile network, plus the total number of port-outs due to mobile number portability, during a year, divided by the average number of customers during that year.

(6) ARPU has been calculated on the basis of monthly averages for the year indicated.

(7) Monthly blended ARPU is total service revenues, excluding roaming-in and activation revenues, divided by Belgacom Mobile's active post-paid and pre-paid customer base for that month.

(8) Source: EMC World Cellular Database. Based on three-month active customers for Belgacom Mobile and Mobistar and six-month active customers for BASE.

BACKGROUND TO THE OFFERING

Overview

The Group's business was originally operated as a public service, the *Régie des Télégraphes et des Téléphones – Regie van Telegrafie en Telefonie* (the "RTT"). The RTT, established in 1930, was commissioned to supply telegraphy and telephony services in Belgium and was supervised by a Belgian Government minister. Pursuant to the 1991 Law which provided, among other things, a legal framework for liberalizing the telecommunications sector in Belgium, a separate Belgian communications regulatory authority was established and the RTT was reorganized as an autonomous public-sector enterprise called "Belgacom".

In December 1994, the Company was transformed into a limited liability company under public law (*société anonyme de droit public/naamloze vennootschap van publiek recht*). In March 1996, the Belgian State sold 50% less one ordinary share of the Company to ADSB, a Netherlands corporation owned by a consortium of three strategic investors (Ameritech International Inc. ("Ameritech International") (subsequently acquired by SBC), TDC and SingTel) and the Belgian Financial Partners. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions". Dexia and an affiliate of KBC are Joint Global Coordinators of the Offering. See "Underwriting".

The Protocol Agreement

On 2 October 2003, the Belgian State, the Company and ADSB entered into an agreement (the "Protocol Agreement") that provided, among other things, a path for the disposal by ADSB of its interest in the Company through share repurchases by the Company in 2003 and 2004 and through this Offering and the termination of the shareholders' agreement with the Belgian State and its replacement by a transition agreement (the "Transition Agreement"). In addition, the Protocol Agreement provided a means for the Company to transfer to the Belgian State all of the accrued and future legal pension obligations of its current and former statutory employees and their survivors in exchange for (i) €5.0 billion in cash for obligations accrued through 31 December 2003, (ii) annual contributions of 17.5% of the annual salaries of the current statutory employees for the accruing obligations and (iii) equalization payments to offset increases or decreases in the obligations as a result of actions taken by the Company. The transactions set out in the Protocol Agreement were agreed to by the Belgian State, the Company and ADSB in order, among other things, to facilitate the Offering. On 19 February 2004 the Belgian State, the Company and ADSB entered into an addendum to the Protocol Agreement. Each of these provisions of the Protocol Agreement as amended is described in more detail below.

The termination of the Shareholders' Agreement of 20 March 1996 (the "Shareholders' Agreement") would result in the Belgian State becoming the sole controlling shareholder within the meaning of the Belgian competition regulations. The Belgian State and the Selling Shareholder on 26 January 2004 filed a notification with the Belgian Competition Council to determine whether the proposed sale would be considered to entail a "concentration" within the meaning of the Belgian Law on the Protection of Competition of 5 August 1991 and, if so, to obtain the Council's approval of the "concentration" as the transaction does not in any way create or strengthen a dominant position on the relevant markets. On 27 February 2004, the Belgian Competition Council issued a decision that unconditionally approved any "concentration" resulting from the proposed sale of the Shares. The Council's decision is subject to appeal.

Pension Fund Transfer

Pursuant to the Protocol Agreement, as of 31 December 2003, the Belgian State assumed all of the accrued and future legal pension obligations of Belgacom in respect of Belgacom's current and former statutory employees and their survivors, in respect of which Belgacom had established its Pension Fund I. As consideration for the assumption by the Belgian State of the obligations accrued until 31 December 2003, on 29 December 2003 Pension Fund I transferred €5.0 billion in cash to the Belgian State. The payment to the Belgian State was financed by the proceeds from the sale of the assets of Pension Fund I and a transfer by the Company of €1,381 million in cash to Pension Fund I. With respect to the legal pension rights that statutory employees acquire from 1 January 2004, the Company makes ongoing social security contributions to the Belgian State. The Company and the Belgian State are required to make equalization payments to offset certain future increases or decreases in the Belgian State's obligations as a result of actions taken by the Company. Belgacom has made and will continue to make contributions to Belgacom's Pension Fund II in respect of supplemental pension benefits for its statutory and non-statutory employees and to Belgacom's Pension Fund III in respect of supplemental pension benefits for employees of Belgacom Mobile. These pension obligations were not transferred to the Belgian State. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Prior to the Offering — Pension Fund Transfer", "Management and Employees — Employees — Statutory Employees", "Management and Employees — Employees — Non-statutory Employees" and "Management and Employees — Employees — Pension Benefits".

2003 Ordinary Share Purchase

On 30 December 2003, pursuant to the terms of the Protocol Agreement, the Company purchased 1,238,095 (which does not reflect the 10 for one share split approved by the shareholders at the General Shareholders Meeting held on 19 February 2004) of its ordinary shares from ADSB for an aggregate purchase price of €325 million. Pursuant to an agreement between ADSB and the ADSB shareholders, the cash proceeds received by ADSB from the 2003 Ordinary Share Purchase were used to repurchase ADSB shares from certain of the ADSB shareholders. As a result, ADSB as of the date of this Offering Memorandum is owned, indirectly, by SBC (34.9%), TDC (32.9%), SingTel (26.9%) and the Belgian Financial Partners (5.3%). The aggregate purchase price of the 2003 Ordinary Share Purchase will be adjusted such that the purchase price per ordinary share, taking into account the 10 for one share split approved by the shareholders at the Company's General Shareholders Meeting held on 19 February 2004 and effective as of 2 March 2004, is equal to the Offer Price applicable to institutional investors. See "Information on the Public Offering in Belgium — Offer Price". In the event that a price adjustment is to be paid by the Company, to the extent that the consolidated IFRS reserves of the Group (after giving effect to the €395 million dividend to be paid in respect of the fiscal year ended 31 December 2003 and the amount to be paid pursuant to the 2004 Ordinary Share Purchase) would be depleted by a cash payment, the balance of any price adjustment may be paid in the form of a return to the Selling Shareholder of such number of ordinary shares whose value at the Offer Price applicable to institutional investors is equivalent to the balance due. A volume adjustment will apply to the extent that the Company is required to pay a total price adjustment with respect to the 2003 Ordinary Share Purchase equal to or in excess of €22 million (which would be the case if the Offer Price were higher than €28.03). Any price or volume adjustment will be paid by the Company or ADSB, as the case may be, on or about the closing date of the Offering. In accordance with Belgian law, ordinary shares held by the Company are not entitled to vote, and the right to dividends in respect of such ordinary shares has been suspended by the Board of Directors.

Dividend Payment for 2003

The Company will pay aggregate dividends of €395 million in respect of the fiscal year ended 31 December 2003. The dividends will be paid to ADSB and the Belgian State in proportion to their shareholdings as of 2 October 2003. The Company does not expect to make any additional dividend payments in respect of the fiscal year ended 31 December 2003. See "Dividends and Dividend Policy".

2004 Ordinary Share Purchase

Pursuant to the terms of the Protocol Agreement, the Company will purchase from ADSB on or about the closing of the Offering at the Offer Price applicable to institutional investors such number of its ordinary shares that results in an aggregate purchase price of up to €1.0 billion. See "Capitalization" and "Information on the Public Offering In Belgium — Offer Price". The cash proceeds received by ADSB from the 2004 Ordinary Share Purchase and the Offering will be distributed by ADSB to the ADSB shareholders as it deems appropriate. Belgian law prohibits a company from owning more than 10% of its outstanding share capital. Prior to such purchase, the Company will have cancelled all ordinary shares purchased under the 2003 Ordinary Share Purchase that were not returned to ADSB pursuant to the volume adjustment. See "— 2003 Ordinary Share Purchase". In accordance with Belgian law, ordinary shares held by the Company are not entitled to vote and the right to receive dividends in respect of such ordinary shares has been suspended by the Board of Directors. See "Description of Share Capital and Corporate Structure — Acquisitions of Own Shares".

ADSB's Priority Offering Rights

Pursuant to the Protocol Agreement, ADSB has the right to sell its shareholding in the Company at any time in the period up to 31 July 2005 (except for the period from 1 April to 30 June 2004) (the "Offering Window"). The Protocol Agreement further provides that, after the closing of the Offering, if ADSB still holds Shares in the Company, ADSB has the exclusive right to effect one or more subsequent offerings, meaning offerings marketed on the basis of a prospectus or similar offering document (a "Subsequent Offering"), during the Offering Window until its shareholding in the Company drops below 5% of the Company's voting stock. The Belgian State is entitled (i) to participate in such Subsequent Offerings on a *pari passu* basis in order to offer and sell its ordinary shares in the Company held by it in excess of 50% plus one ordinary share of the Company's voting stock as a result of the cancellation of any shares redeemed pursuant to the 2003 Ordinary Share Purchase and (ii) to sell such excess ordinary shares independently other than through an offering marketed on the basis of a prospectus or similar offering document. Upon 90 days notice, the Belgian State may advise ADSB of a restricted period, on one or several occasions, for an aggregate period of up to 90 days, in which ADSB may not

effect a Subsequent Offering. The Offering Window will be extended by the time of any such restricted period. Following the Offering, ADSB and the Belgian State will be subject to a lock-up agreement with the Underwriters for a period of 180 days from the commencement of trading in the Shares, except with the prior written consent of the Underwriters, subject to certain exceptions. See "Underwriting". If ADSB continues to hold ordinary shares in the Company following the closing of the Offering, it currently intends to sell all of any remaining shareholding it may have, after the expiration of the lock-up period, subject to market conditions.

The Transition Agreement

In accordance with the Protocol Agreement, upon closing of the Offering, the Shareholders' Agreement will terminate and be replaced with the Transition Agreement. The Transition Agreement will be entered into by the Belgian State, ADSB, Ameritech International, TDC and SingTel immediately prior to the execution of the Underwriting Agreement (see "Underwriting"), and will become effective upon termination of the shareholders' agreement. The Transition Agreement will be effective for a transition period, which will expire at the earlier of: (i) the date on which ADSB, together with Ameritech International, TDC and SingTel or their respective affiliates who own shares distributed to them by ADSB, cease to own at least 20% of the Company's voting stock and (ii) the end of the Offering Window, as the latter may be extended (see "— ADSB's Priority Offering Rights"). The Transition Agreement provides that ADSB, together with Ameritech International, TDC and SingTel or their respective affiliates who own shares so distributed to them by ADSB, has the right to nominate and have elected: (i) a number of directors proportionate to its combined shareholding as long as the Transition Agreement remains in effect and (ii) one director as long as, after the termination of the Transition Agreement, it continues to own 7.5% or more of the voting stock of the Company. The Transition Agreement furthermore sets out: (i) a voting rule for shareholders' resolutions requiring the Belgian State and ADSB to agree on resolutions pertaining to a number of key matters (see "Description of Share Capital and Corporate Structure — General Shareholders Meeting and Voting Rights") and (ii) a quorum for meetings of the Company's Board of Directors requiring the attendance of at least two directors appointed by the Belgian State and two directors appointed upon the proposal of ADSB, for the Board of Directors be able to reach a decision on a number of key matters (see "Management and Employees — Board of Directors").

RISK FACTORS

Prospective investors should carefully consider the risks described below in addition to all other information presented in this Offering Memorandum before deciding to invest in the Shares.

Risks Related to the Group's Business

Belgacom's operating revenue and net profit could decline if the growth in the Belgian telecommunications market slows.

Belgacom's primary business is the provision of communications services in Belgium. Substantially all of Belgacom's revenues are derived from Belgium or from Belgian customers, and Belgacom's future revenues and profitability are dependent in substantial part on the growth of the Belgian telecommunications market and the evolution of average telecommunications spending by Belgian customers. According to Company estimates based on market research data, the compound annual growth rate of the Belgian telecommunications market from 2001 to 2003 was approximately 4%. The telecommunications industry in Belgium is highly developed. As of 31 July 2003, residential fixed-line penetration in Belgium was approximately 74% in terms of total households and 50% in terms of the total population of Belgium and, as of 31 December 2003, mobile penetration based on active customers was approximately 76% of the total population. These high penetration rates may make it difficult for the Company and Belgacom Mobile to increase current levels of fixed-line and mobile customers. Therefore, future revenue growth is likely to be dependent upon growth in voice and data traffic and/or commercial take-up of new services.

Increased competition in the fixed-line market in Belgium may result in further reductions in Belgacom's tariffs, loss of market share and declines in voice revenue.

Belgacom is the incumbent provider of fixed-line telecommunications services in Belgium. Since the Belgian fixed-line services market was opened to full competition on 1 January 1998, Belgacom has faced increasing competition from other Belgian fixed-line operators. In addition, direct access competitors contribute to churn in respect of Belgacom's fixed-line customers, and carrier pre-selection providers exert significant pressure on fixed-voice traffic tariffs. Belgacom expects competition in the markets in which its Fixed Line Services segment operates to continue to be intense and, as a result, for voice revenue to decline in 2004. Belgacom will seek to offset declines in traffic and access lines with additional customer-oriented offers and tighter costs controls, however, there can be no assurance that the Company will be successful in offsetting the expected decline in voice revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Outlook — Fixed Line Services". As a result of increasing competition, as well as changes in the regulatory environment, Belgacom anticipates a reduction in overall average tariffs and market share in its fixed-line business. See "— Risks Related to Regulatory Matters".

Belgacom Mobile faces increasing competition in the Belgian mobile communications market, which may result in further reductions in tariffs and loss of market share.

In the Belgian mobile communications market, there are currently three licensed operators: Belgacom Mobile, Mobistar and BASE. As of 31 December 2003, Belgacom Mobile had a market share of approximately 54% based on active customers. With mobile penetration growth slowing in the Belgian market, the introduction of mobile number portability since October 2002 and the launch of Mobile Virtual Network Operators ("MVNOs") on BASE's network, competition in the mobile communications services market in Belgium has increased and is expected to continue to increase. In addition, in order to gain market share over the next few years, Mobistar and BASE may, among other things, significantly reduce their tariffs or increase their marketing efforts. This increased competition may result in a reduction of Belgacom Mobile's average tariffs and market share and an increase in its customer acquisition and retention costs, which could cause Belgacom's operating revenue and net profit to decline.

Competition from mobile communications services and alternative means of communication have resulted in significant customer migration and substitution from fixed-line to mobile services and from voice communications to alternative means of communication.

In recent years, Belgacom has experienced reductions in the number of fixed PSTN and ISDN access channels due to customer migration from fixed-line services to mobile services. The two other mobile operators in Belgium have launched "cut the line" campaigns to encourage customers with both fixed-line and mobile services to retain only their mobile services. In addition, Belgacom has experienced fixed-to-mobile substitution in part due to the increase in mobile penetration in Belgium and the increased availability of mobile services.

Belgacom also faces competition from operators using Voice over Internet Protocol ("VoIP") technology, where voice traffic is carried via Internet Protocol rather than a circuit-switched network, and from service providers using least-cost routing technology that enables fixed-to-mobile calls from a corporate private branch exchange to bypass Belgacom's fixed-line network by being transferred directly to mobile networks. As a result, Belgacom may continue to experience a decline in access revenue and a reduction in traffic, which would lead to a decline in operating revenue and net profit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Outlook — Fixed Line Services".

In addition, mobile traffic growth in Belgium has slowed and the use of alternative means of communication, such as SMS and e-mail, is increasing. If these trends continue, total voice market traffic (fixed and mobile) in Belgium could decline further, adversely impacting Belgacom's operating revenue and net profit.

A decline in growth in the Belgian broadband market, increasing competition and regulatory decisions could cause Belgacom's broadband market share to decline, limit demand for its newer broadband products and services and limit Belgacom's ability to increase its revenues.

Belgium is a leader in broadband penetration per household. Future growth in broadband penetration is linked to PC penetration in Belgium. As of 31 December 2003, Belgium had a PC penetration rate of approximately 56% in terms of households and a portion of these PCs cannot support a broadband connection or are not equipped with a modem. As a result, the addressable market for Internet and broadband services is limited to approximately half of the households in Belgium. In addition, business Internet connectivity is beginning to reach saturation. Competition from cable broadband services is intense, especially in the northern part of Belgium, and increased competition may put pressure on tariffs for ADSL access and services. In addition, Telenet, a cable operator in the northern part of Belgium, may be able to launch broadband services with very high bandwidth before Belgacom is able to complete the network upgrades associated with its Broadway initiative and offer new broadband services in that region of Belgium. See "Business — Fixed Line Services — Residential Market — Broadband Internet Access — Broadway". Competition may also increase in the southern portion of the country should consolidation in the cable broadband sector materialize as it has in the North. In addition, the successful take up of other fixed-line providers' services or the introduction of new broadband services by other providers may also limit the future take up of broadband services from Belgacom. Regulatory changes could also negatively impact Belgacom's broadband market share. See "— Risks Related to Regulatory Matters". Less than anticipated growth in demand for Belgacom's broadband products and services or a loss of market share could cause Belgacom's operating revenue and net profit to decline.

Increased use of regulated domestic wholesale products may lead to a decline in the use of Belgacom's commercial wholesale products.

In its domestic wholesale services, Belgacom anticipates significant take up in terms of volumes for its regulated products in respect of access services, especially bitstream access, which may lower demand for Belgacom's commercial products. The prices for Belgacom's regulated wholesale services (such as local loop unbundling, bitstream access and interconnection) are subject to the prior approval of the BIPT through its approval of reference offers. The prices for Belgacom's commercial wholesale services are not subject to the BIPT's prior approval, but certain services such as leased lines are subject to the principles of cost-orientation. See "Regulation — Price Regulation — Wholesale Services' Prices". In addition, Belgacom expects that competition in commercial products will intensify with more alternatives to Belgacom's network, which will increase pressure on prices. The increased take up of regulated products and increased competition could cause Belgacom's operating revenue and net profit to decline.

If the penetration and usage of existing and new data services are less than expected, Belgacom Mobile's ARPU could decline.

One of Belgacom's strategic initiatives is to increase Belgacom Mobile's average revenue per user ("ARPU"). Belgacom Mobile's future ARPU growth is heavily dependent on an increase in data penetration, voice usage and usage of existing and new data services, as well as on the development of new and commercially viable products and services. If data services, such as MMS, do not gain wide acceptance or grow more slowly than expected in Belgium, or if Belgacom Mobile's competitors' data services gain wider acceptance than similar services from Belgacom Mobile, Belgacom's operating revenue and net profit could decline.

If Belgacom fails to develop and introduce new products and services on a timely basis, it could lose customers.

In order to grow its revenues, Belgacom must successfully introduce new products and services. The Group is developing new products and services, including broadband and mobile Internet services, in order to attract

and retain customers. The Group is also investing in new infrastructure and technologies to enable it to introduce new products and services. Belgacom expects that these strategic initiatives will require substantial expenditure and commitment of human resources over the next three to four years and possibly longer. Belgacom may not be able to offer these new products and services, and, even if it does offer them, the new products and services might not be successful. This would affect the Group's ability to expand the broadband products and services it offers and plans to offer to both fixed and mobile subscribers. In addition, Belgacom's competitors may introduce new broadband and mobile Internet services before Belgacom. As a result, Belgacom could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base.

Delays in the development of technology and the availability of handsets may prevent Belgacom Mobile from providing UMTS-based services when required by its UMTS license and, even if launched commercially, the commercial success of services based on UMTS technology is still uncertain.

The development of UMTS technology and deployment of UMTS handsets is taking longer than anticipated. In addition, the availability of UMTS handsets at attractive prices could be delayed. Once developed, UMTS technology may not prove superior to existing technologies and services based on this technology may fail to meet commercial acceptance. Competitive pressure in the Belgian market place could also require Belgacom Mobile to accelerate the roll-out of its UMTS services. These delays in supplier and technology performance and the uncertainties regarding the competitive pressure and commercial success of services based on UMTS technology could result in additional expenditures or the Group not being able to generate returns commensurate with levels of investment, which could have a negative effect on the Group's operating revenue and net profit.

Continuing rapid changes in technologies could increase competition or require Belgacom to make substantial additional investments.

Many of the services Belgacom offers are technology intensive. The development of new technologies may render the Group's services uncompetitive. Belgacom may have to make substantial additional investments in developing, rolling out or obtaining licenses for new technologies to remain competitive. New technologies that the Group chooses to invest in may not prove to be commercially successful. As a result, Belgacom could lose customers, fail to attract new customers or incur substantial costs in order to maintain its customer base.

Actual or perceived health risks or other problems relating to mobile handsets or base stations could lead to decreased mobile communications usage.

Concern has been expressed that the electromagnetic signals from mobile handsets and base stations may pose health risks or interfere with the operation of electronic equipment, including automobile braking and steering systems. Actual or perceived risks associated with mobile handsets or base stations and related publicity, regulation or litigation could reduce the Group's mobile telephone customer base, make it difficult to find or maintain attractive sites for base stations or cause mobile telephone customers to use their mobile phones less.

Belgacom depends on the reliability of its networks, and a system failure or a breach of its security measures could result in a loss of customers and reduced revenues.

Belgacom is able to deliver services only to the extent that it can protect its network systems against damage from telecommunications failures, power failures, computer viruses, natural disasters and unauthorized access. Any system failure, accident or security breach that causes interruptions in the Group's operations could impair its ability to provide services to the Group's customers and negatively impact the Group's revenues and results of operations. To the extent that any disruption or security breach results in a loss of or damage to customers' data or applications, or inappropriate disclosure of confidential information, Belgacom may incur liability as a result. In addition, the Group may incur additional costs to remedy the damage caused by these disruptions or security breaches. Although Belgacom currently possesses errors and omissions insurance, business interruption insurance and insurance specifically to guard against certain losses resulting from, for instance, computer viruses and security breaches, these policies may not provide effective coverage.

If the global voice transit market grows less than expected, voice margins in Belgacom's International Carrier Services segment could decrease.

In the international carrier services market, Belgacom anticipates that growth in the voice transit market will mainly be driven by expected increases in mobile traffic. However, voice margins per minute have been under significant pressure over the past few years as a result of price competition and the ease with which customers

are able to change providers. If pressure on voice margins continues and/or if the Group does not offset price decreases with increased volume, Belgacom's growth rate, operating revenue and net profit could decline.

Belgacom may be sued by third parties for infringement of proprietary rights.

The telecommunications industry and related service businesses are characterized by the existence of a large number of patents and trademarks. Litigation based on allegations of patent or trademark infringement or other violations of intellectual property rights is common. As the number of entrants into the market grows and the overlap of product functions increases, the possibility of an intellectual property infringement claim against Belgacom grows. In addition, the Group may be sued for copyright or trademark infringement for purchasing and distributing content through various fixed-line or wireless communications and other media, such as through its portals.

Any such claims or lawsuits, whether with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or delays in the granting of patent applications or require the Group to develop non-infringing technology or to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on commercially reasonable terms or at all. If a successful claim of product infringement were made against the Group or it could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis and on commercially reasonable terms, its operating revenue and net profit could decline.

Risks Related to Regulatory Matters

Future changes in the Belgian communications laws or the powers and structure of the BIPT, the Belgian communications regulatory authority, could affect Belgacom's business.

Belgium is working on the implementation of the new EU framework for regulation of electronic communications networks and services. Such legislation will to a large extent replace the current framework and will, among other things, give the BIPT a significant degree of flexibility to impose additional regulatory obligations on operators with "significant market power" in order to remedy market failures in certain markets. In addition, under Belgium's federal system, the regulation of radio and television broadcasting falls within the competence of the regional authorities. As a result, a part of the legislation will be implemented by Belgium's regional authorities. See "Regulation". Belgacom cannot predict when such federal and regional legislation will be enacted or when or what measures the BIPT or regional authorities may impose, nor can it estimate the potential impact on Belgacom's operating revenue or net profit. Furthermore, Belgacom cannot predict what effect subsequent changes in the law or regulations other than those required to implement the new EU framework, including modifications to the powers and structure of the BIPT, may have on Belgacom's business.

Pending the adoption of such implementing legislation, Belgacom cannot predict which provisions, if any, of the directives under the new EU framework will be enforceable or have effect in Belgium under "direct effect" case law or otherwise, nor can it estimate the potential impact thereof on its operating revenue or net profit. See "Regulation".

Some of the Company's and Belgacom Mobile's tariffs are subject to approval by the BIPT, which may limit their flexibility in pricing and could reduce the Group's net profit. Belgacom's operating revenue and net profit could decline if additional wholesale price controls or access requirements are imposed on it.

The 1991 Law requires fixed-line operators with significant market power, such as the Company, to offer cost-based tariffs for retail voice telephony, retail leased line services and regulated wholesale services (such as interconnection, unbundling of the local loop, regulated bitstream access and special access). These tariffs are also subject to transparency and a prohibition on cross subsidization. The Company's tariffs for regulated wholesale services are subject to the prior approval of the BIPT. Any action by the BIPT that delays, denies or requires a change in wholesale pricing could result in lost revenue and have a material adverse effect on the Group's operating revenue and net profit. While the Company's retail voice telephony tariffs may be implemented without the BIPT's prior approval, they are subject to a price cap formula, which has been set to ensure affordability. To ensure compliance with the price cap, the BIPT reviews any changes the Company makes to its retail voice telephony tariffs. If the BIPT determines that the Company is not in compliance with the principles set out above, the Company could be forced to modify its tariffs. There can be no assurance that such modifications would allow the Company to fully recover its costs or would not materially limit the Company's ability to make a profit from its services.

Belgacom has initiated a program, called the "Broadway" project, to invest in upgrading its network to enable it to offer, among other things, services based on Very High Digital Subscriber Line ("VDSL") technology. If regulators were to impose access requirements in respect of VDSL technology, it could have a material adverse effect on Belgacom's return on these planned investments.

In the fixed-line services market, competitors have introduced non-reciprocal interconnection rates that are much higher than the Company's. For example, in the first quarter of 2002, Telenet increased its interconnection termination rate by 427%, and in April 2003, Versatel increased its interconnection termination rate by 670%. The Company challenged the reasonableness of these interconnection arrangements with the BIPT and in the Belgian courts. In June 2002, the BIPT upheld the reasonableness of the Telenet tariffs. On 20 January 2004, the President of the Commercial Court of Mechelen declared that he had no jurisdiction in relation to the matter. The Company has decided to lodge an appeal against the above decision of the President of the Commercial Court of Mechelen. On 19 February 2004, the President of the Commercial Court of Brussels decided that he had no jurisdiction in relation to the action brought by the Company against Versatel. Challenges to the reasonableness and lawfulness of these tariffs are currently pending in several forums. See "Regulation — Price Regulation — Interconnection Charges by Other Carriers".

As an operator with significant market power in the interconnection market, Belgacom Mobile is obligated to offer cost-oriented termination charges. In December 2001, the BIPT ruled that Belgacom Mobile's termination charges must decrease by approximately 50% over four years. The BIPT expresses rate decreases as a percentage decrease from Belgacom Mobile's interconnection tariffs, as adjusted for inflation by reference to the Belgian retail price index (the "RPI"). See "Regulation — Price Regulation — Interconnection Access and Pricing". The last reduction of 12% pursuant to the BIPT decision of December 2001 is due to be implemented on 1 July 2004. BASE, as an operator not deemed by the BIPT to have significant market power, is not subject to similar cost controls. However, operators with significant market power, such as the Company, Belgacom Mobile and Mobistar, are only obliged to accept termination rates that are reasonable. On that basis, the reasonableness of BASE's termination rates was challenged before the BIPT Council, which, on 29 August 2003, decided to approve an increase in BASE's termination rates as of 1 October 2003 finding that such increase was reasonable. Belgacom Mobile has appealed this approval by the BIPT before the Brussels Court of Appeal. In September 2003, the BIPT ruled that Mobistar, as a result of its designation by the BIPT as an operator with significant market power, should decrease its termination charges by 6% as of 1 November 2003 and by an additional 6% as of November 2004. Belgacom Mobile has appealed this BIPT decision arguing that the reductions imposed on Mobistar by the BIPT were insufficient to be compliant with the regulatory obligations of Mobistar as an operator with significant market power.

If the BIPT were to order additional reductions of the Company's or Belgacom Mobile's charges or if other fixed-line or mobile operators were permitted to increase their termination rates, and Belgacom is unsuccessful in proceedings it may bring to challenge the BIPT's decisions ordering such reductions or permitting such increases, this could have a material adverse affect on Belgacom's ability to recoup its costs and meet its business objectives and its operating revenue and net profit could decline.

The outcome of pending disputes involving Belgacom with or before Belgian Government bodies could adversely affect Belgacom's operating revenue and net profit.

Belgacom is a party to a number of disputes with or before the BIPT and the Belgian Competition Council. These disputes involve, among other things, the duty of Belgacom to provide competitors with bitstream access and other forms of access to its networks, the pricing for interconnection, access and other services provided to competitors, and the pricing of Belgacom's voice telephony service for its corporate customers. Some of these disputes are under judicial review in Belgian commercial courts and the Belgian Council of State. For example, in June 2003, BASE filed an action against Belgacom Mobile before the Commercial Court of Brussels alleging that Belgacom Mobile's termination rates since 1 October 2000 are not in accordance with the official telecommunications regulations requiring cost oriented pricing and that Belgacom Mobile's Proximus-to-Proximus tariffs constitute an abuse of Belgacom Mobile's alleged dominant position in the Belgian market. On 1 March 2004, Mobistar filed a request to intervene voluntarily in the action brought by BASE against Belgacom Mobile alleging that if the Commercial Court of Brussels were to find that Belgacom Mobile's termination rates were not in accordance with the obligation of cost-oriented pricing, Mobistar should be awarded damages provisionally estimated by Mobistar to range between €967,000 and €56,000,000, depending on the termination rates upheld by the Court. Furthermore, Mobistar alleges that in addition to the Proximus-to-Proximus tariffs, certain tariff schemes offered by Belgacom Mobile to business and corporate customers constitute an abuse of Belgacom Mobile's allegedly dominant position. Adverse decisions in some or all of these proceedings could cause Belgacom's operating revenue and net profit to decline. See "Business — Legal Proceedings".

There are instances where the Belgian Competition Council's powers to resolve disputes in the telecommunications sector overlap with those exercised by the BIPT or the Belgian courts, which may result in the Company and Belgacom Mobile being subject to parallel proceedings and conflicting decisions on the same issues.

The Belgian Competition Council has recently been given authority to resolve disputes between telecommunication operators regarding, among other things, interconnection, special access and unbundling of the local loop. The BIPT may still intervene in such disputes on the basis of its general power to enforce the provisions of the 1991 Law. In addition, Belgian courts have jurisdiction with respect to certain aspects of general competition law. These "overlapping" powers may result in Belgacom being forced to litigate competitors' complaints in more than one forum on the same issue. There can be no assurance that the Belgian Competition Council, the BIPT and the Belgian courts will always reach the same or consistent conclusions on identical or similar issues. Such uncertainty can lead to potentially conflicting compliance obligations being imposed on the Company and Belgacom Mobile and forum shopping by potential litigants. Belgacom cannot predict what effect the consequences of these overlapping powers may have on its operating revenue and net profit.

Increased regulation and changes in the regulatory environment in other countries in which Belgacom operates could adversely affect Belgacom's business.

Belgacom's international carrier operations could be subject to increasing regulation in any of the countries in which Belgacom operates. In each of these countries there are governmental authorities that monitor and enforce competition and sector-specific laws applicable to the telecommunications industry. It is difficult for Belgacom to predict the precise impact of any proposed or potential changes in the regulatory environment or government policies on the Group's operations. If regulators decide to expand restrictions and obligations applicable to the Group's business operations or to extend these or other obligations to new services and products, this could adversely affect the Group's business operations and competitiveness in such countries. In addition, for a material portion of the Group's international traffic, Belgacom provides to or obtains from other carriers what is commonly referred to as least-cost routing, including refile and reorigination. The use of least-cost routing mechanisms has not been universally accepted by regulatory authorities and should the use of least-cost routing mechanisms be limited or terminated by a substantial number of countries where Belgacom does business, Belgacom's operating revenue and net profit could be materially adversely affected.

Risks Related to the Company's Ownership by the Belgian State

The Company could be influenced by the Belgian State whose interests may not always be aligned with the interests of the Company's other shareholders.

The Belgian State holds and will hold, following completion of this Offering, a majority of the Company's ordinary shares and voting rights. Accordingly, the Belgian State will continue to have the power to determine matters submitted to a vote of shareholders, including the ability to control the outcome of certain corporate actions such as dividend policy, mergers and other extraordinary transactions. The Belgian State has the power to appoint a number of directors proportionate to the number of voting rights attached to its shareholding, the power to dismiss all the directors of the Company, including the Chief Executive Officer and the Chairman of the Board of Directors, and is required by law to retain at least 50% plus one of the ordinary shares of the Company. The interests of the Belgian State in deciding these matters and the factors it considers in exercising its votes could be different from the interests of the Company's other shareholders. In addition, the procedures applicable to potential intra-group conflicts of interest provided by the Belgian Company Code do not apply to Belgacom's relationship with the Belgian State. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions", "Management and Employees" and "Description of Share Capital and Corporate Structure".

As an autonomous public-sector enterprise, the Company is governed by the 1991 Law, which differs in certain significant respects from the laws applicable to other Belgian commercial companies.

The Company is an autonomous public-sector enterprise that has adopted the legal form of a limited liability company under Belgian public law. It is governed by Belgian laws applicable to all limited liability companies only insofar as such laws are not explicitly derogated by, or by virtue of, the 1991 Law or any other Belgian law. The 1991 Law contains provisions relating to, among other matters, (i) the appointment of directors, (ii) the composition and functioning of the Board of Directors as well as the management of Belgacom, (iii) the shareholder structure and share capital of the Company and changes thereto, (iv) the distribution of profits, (v) the status of its employees, (vi) the supervision by the Belgian State through a Government Commissioner, (vii) the appointment of the Company's independent auditors and (viii) the dissolution and liquidation of the

Company. In addition, the Company's properties and assets, which are entirely or partially used in, or designated for the performance of, public service tasks may not be subject to enforcement measures by creditors. As a result of the Company's status as an autonomous public-sector enterprise, it is also governed by certain provisions of Belgian public and administrative law. The interaction between the laws applicable to all private limited liability companies and the specific public and administrative law provisions and principles applicable to Belgacom has in the past presented and may continue to present difficulties in interpretation, which in many instances are untested before the Belgian courts, and may give rise to legal uncertainties. See "Regulation — Status as an Autonomous Public-Sector Enterprise".

A large number of Belgacom's employees are statutory employees who benefit from substantially higher protection against dismissal than that applicable to ordinary private sector employees.

A significant portion of Belgacom's employees are employed under an administrative law status, which is comparable to that applicable to civil servants and only allows dismissal in limited and exceptional circumstances. This status may restrict Belgacom's ability to improve efficiency and increase flexibility to levels comparable to those of its peers. See "Management and Employees — Employees — Statutory Employees".

Risks Related to the Offering

The price of the Company's ordinary shares may be volatile and fluctuate significantly due to many factors, including variations in the Company's operating results and changes in the regulatory environment.

The trading price of the Company's ordinary shares could fluctuate in response to variations in operating results, adverse general economic conditions, adverse business developments, changes in financial estimates by securities analysts, announcements of technological or other developments by Belgacom or its major competitors, changes in the regulatory environment, changes to the Company's credit rating or the actual or expected sale of a large block of the Company's ordinary shares. The Offer Price of the Shares will be determined, based on the factors described under "Underwriting", by ADSB following recommendations from the Joint Bookrunners. Investors may not be able to resell Shares at or above the Offer Price. The Offer Price for institutional investors may exceed the Offer Price for retail investors.

The future sale of a substantial number of the Company's ordinary shares could negatively affect their share price.

The market price of the Company's ordinary shares could fall as a result of sales of substantial amounts of the Company's ordinary shares in the public market following the Offering, or the public perception that sales could occur. In connection with the Offering, the Belgian State, the Company, the Selling Shareholder, KBC and Dexia have agreed to certain restrictions on the sale or other disposition of the Company's ordinary shares or securities convertible into the Company's ordinary shares for a period of up to 180 days from the date of the commencement of trading in the Shares, except with the prior written consent of the Underwriters, subject to certain exceptions. See "Underwriting". Future sales of the Company's ordinary shares could be made by the Belgian State, the Company, ADSB or the Belgian Financial Partners, or through a capital increase undertaken by the Company for an acquisition or another purpose. If ADSB continues to hold shares in the Company following the closing of the Offering, it currently intends to sell all of any remaining shareholding it may have, after the expiration of the lock-up period, subject to market conditions. See "Background to the Offering — ADSB's Priority Offering Rights".

Investors resident in countries other than Belgium may suffer dilution if they are unable to participate in future preferential subscription rights offerings.

Under Belgian law, shareholders usually have preferential subscription rights to subscribe on a pro rata basis for cash issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares for cash. The exercise of preferential subscription rights by certain shareholders not residing in Belgium may be restricted by applicable law, practice or other considerations. As a result, shareholders in jurisdictions outside Belgium, may not be able, or permitted, to exercise their preferential subscription rights.

Investors' rights as shareholders will be governed by Belgian law and differ in some respects from the rights of shareholders under the laws of other countries.

The Company is a limited liability company under public law organized under the laws of Belgium. The rights of holders of the Company's ordinary shares are governed by the Company's Articles of Association and by Belgian law. These rights may differ in some respects from the rights of shareholders in corporations organized outside of Belgium. In addition, it may be difficult for investors to prevail in a claim against the Company under, or to enforce liabilities predicated upon, the securities laws of jurisdictions outside of Belgium.

DIVIDENDS AND DIVIDEND POLICY

Dividends

The Shares offered hereby rank equally with all of the Company's outstanding ordinary shares for any dividends that may be declared and paid in respect of the fiscal year ending 31 December 2004 and future years. Dividends in respect of 2004, if any, will be declared at the Company's Annual General Meeting in 2005.

The audited consolidated financial statements of the Company included in this Offering Memorandum have been prepared in accordance with IFRS. The Company prepares non-consolidated financial statements in accordance with Belgian GAAP. Pursuant to Belgian law, the calculation of amounts available to be distributed as dividends or otherwise distributed to shareholders must be made on the basis of the Belgian GAAP financial statements. See "Appendix A: Extracts from Belgian GAAP Non-consolidated Financial Statements of the Company". As of 31 December 2003, in accordance with Belgian GAAP, the Company had reserves available for distribution of approximately €4,633 million, prior to the 2004 Ordinary Share Purchase and the price adjustment in relation to the 2003 Ordinary Share Purchase. However, the Board of Directors of the Company has decided that, in general, it will consider the consolidated Group reserves calculated under IFRS when determining amounts available for distribution. As of 31 December 2003, the Group's consolidated IFRS reserves (based on retained earnings less treasury shares) were €1,417 million, prior to the 2004 Ordinary Share Purchase, payment of the 2003 dividend and any price adjustment in relation to the 2003 Ordinary Share Purchase.

The Company paid aggregate dividends in the amount of €253 million and €280 million to the Belgian State and ADSB in respect of the fiscal years ended 31 December 2001 and 2002, respectively, and has declared dividends in the amount of €395 million to the Belgian State and ADSB in respect of the fiscal year ended 31 December 2003. The Company also paid an extraordinary dividend amounting to an aggregate of €570 million in respect of the fiscal year ended 31 December 2002, which was paid in two tranches, €410 million in 2002 and €160 million in 2003. The Company does not expect to make any additional dividend payments in respect of the fiscal year ended 31 December 2003. Prior to the Offering, the dividends paid by the Company were the result of discussions among the Belgian State, the Company and ADSB. Accordingly, historical dividends and any implicit payout ratios are not necessarily indicative of future dividends or payout ratios.

Dividend Policy

The Company currently intends to declare and distribute an annual dividend of 50% to 60% of its annual net income. This amount may be adjusted for the effect of one-time gains or losses and the amount of dividends declared by the Company may vary from year to year. In determining the amount of any annual dividends to propose to the shareholders of the Company, the Board of Directors will take into account the dividend payment practices of other European telecommunications operators. The amount of any annual dividends and the determination of whether to pay dividends in any year may be affected by a number of factors, including the Group's business prospects, cash requirements, financial performance, the condition of the market and the general economic climate, and other factors, including tax and other regulatory considerations.

EXCHANGE RATES

The Company publishes its consolidated financial statements in euro.

The table below shows the high, low, average and period end Noon Buying Rates expressed in US dollars per €1.00 for the years given. The average is computed using the Noon Buying Rate on the last business day of each month during the period indicated.

Year ended 31 December	High	Low	Average	End of period
1999	1.1812	1.0016	1.0653	1.0070
2000	1.0335	0.8720	0.9207	0.9388
2001	0.9535	0.8370	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1321	1.2597

The table below shows the high and low Noon Buying Rates for euro expressed in US dollars per euro for each month during the three months prior to the date of this Offering Memorandum.

2004	Low	High
January	1.2389	1.2853
February	1.2426	1.2848
March (through 4 March)	1.2088	1.2431

On 4 March 2004, the Noon Buying Rate for euro was €1.00 = $1.2225.

USE OF PROCEEDS

ADSB is selling all of the Shares in the initial Offering and will receive the proceeds from the sale, less certain expenses and the underwriting discount relating to the Offering. ADSB, Dexia and KBC will receive the proceeds from the sale of additional ordinary shares less the underwriting discount if the Over-allotment Option is exercised. ADSB has agreed to pay up to €10 million from the proceeds of the Offering to the Company and the Belgian State, and an additional €15 million to the Company, to reimburse them for, *inter alia*, expenses incurred in connection with the Offering.

CAPITALIZATION

The following table sets forth the Group's capitalization as of 31 December 2003 and as adjusted to reflect (i) the adjustment to the aggregate purchase price paid for the ordinary shares purchased from ADSB under the 2003 Ordinary Share Purchase, (ii) the payment of the dividend of €395 million in respect of the fiscal year ended 31 December 2003, (iii) the purchase of a number of ordinary shares from ADSB at the Offer Price for an aggregate consideration of up to €1.0 billion in connection with the Offering and (iv) amounts received under the DSPP (net of the discount of 16.66% to the Offer Price applicable to retail investors). See "Background to the Offering". This table should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, included elsewhere in this Offering Memorandum, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	As of 31 December 2003		
	Actual	Adjustment[1]	As Adjusted[1]
	(€)	(€)	(€)
		(millions)	
Interest-bearing liabilities	525[2]	1,274	1,799
Shareholders' equity:			
Adjustments:			
2003 Ordinary Share Purchase		19	
2003 dividend		(395)	
2004 Ordinary Share Purchase		(959)	
DSPP		62	
Shareholders' equity	2,548	(1,274)	1,274
Total capitalization	3,073		3,073
Net (cash)/debt	(157)	1,274	1,117

(1) Estimated based on an Offer Price equal to €24.75 per Share, the mid-point of the Price Range.

(2) Includes current liabilities and current portion of long-term liabilities amounting in the aggregate to €154 million.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth selected consolidated financial and operating data of Belgacom. The selected financial data for the three years ended 31 December 2003 is derived from the Company's annual consolidated financial statements, which have been audited by Ernst & Young, independent auditors. See "Independent Auditors". The Company's audited consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from US GAAP. For a discussion of certain significant differences between IFRS and US GAAP as they relate to Belgacom, see "Summary of Significant Differences between IFRS and US GAAP". Investors should read the following data together with the Company's audited consolidated financial statements, including the notes to those financial statements, included in this Offering Memorandum and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	Year ended 31 December			
	2001	2002	2003	2003(1)
	(€)	(€)	(€)	($)
	(millions, except per share and share amounts)			
Income Statement Data				
Net revenue	5,381	5,252	5,377	6,773
Other operating revenue	86	86	78	98
Non-recurring revenue	—	1,085	—	—
Total revenue	5,467	6,422	5,454	6,870
Cost of materials and charges to revenue	(1,491)	(1,353)	(1,377)	(1,735)
Personnel expenses and pensions	(1,098)	(1,101)	(1,046)	(1,318)
Other operating expenses	(852)	(863)	(781)	(985)
Non-recurring expenses	(62)	(764)	(897)	(1,130)
Total operating expenses before depreciation and amortization	(3,503)	(4,081)	(4,101)	(5,166)
Operating income before depreciation and amortization	1,964	2,341	1,353	1,704
Depreciation and amortization	(829)	(859)	(787)	(991)
Operating income	1,135	1,482	566	712
Finance costs (net)	(26)	(25)	(27)	(34)
Loss from enterprises accounted for using the equity method	(25)	(12)	(4)	(5)
Income before taxes and minority interests	1,084	1,445	534	673
Tax expense	(429)	(203)	(208)	(262)
Minority interests	(102)	(99)	(154)	(194)
Net income	553	1,142	172	217
Basic earnings per share	1.38	2.86	0.43	0.54
Weighted average number of ordinary shares used to calculate basic earnings per share	400,000,000	400,000,000	399,932,160(2)	—

(1) Solely for the convenience of the reader, the financial data as of and for the year ended 31 December 2003 has been translated into US dollars at the rate of €1.00 = $1.2597, the Noon Buying Rate on 31 December 2003.

(2) Weighted average number of ordinary shares outstanding during the year, taking into account the purchase by Belgacom of 12,380,950 ordinary shares from ADSB on 30 December 2003 (adjusted for the 10 for one ordinary share split approved on 19 February 2004 and effective as of 2 March 2004).

	As of 31 December			
	2001	2002	2003	2003[1]
	(€)	(€) (millions)	(€)	($)
Balance Sheet Data				
Non-current assets	5,127	4,601	4,381	5,519
Current assets	2,038	2,696	1,628	2,051
Cash and cash equivalents	805	1,326	562	708
Total assets	7,165	7,298	6,009	7,570
Shareholders' equity	2,630	2,978	2,548	3,210
Minority interests	205	293	446	562
Non-current liabilities	2,329	2,362	1,469	1,850
Non-current interest-bearing liabilities	827	547	371	467
Liabilities for pensions and other post-employment benefits	1,252	1,545	840	1,058
Current liabilities	2,001	1,665	1,545	1,946
Current interest-bearing liabilities	474	78	154	194
Total liabilities and shareholders' equity	7,165	7,298	6,009	7,570

	Year ended 31 December			
	2001	2002	2003	2003[1]
	(€)	(€)	(€)	($)
	(millions, except employee amounts)			
Cash Flow, Operating and Other Data				
Net cash flow provided by operating activities	1,658	1,371	296	373
Net cash (used in)/provided by investing activities	(1,104)	710	(485)	(611)
Cash flow before financing activities	554	2,081	(189)	(238)
Net cash (used in)/provided by financing activities	47	(1,560)	(575)	(724)
Net increase/(decrease) of cash and cash equivalents	601	521	(764)	(962)
Adjusted revenue[2]	5,184	5,296	5,454	6,870
EBITDA[3]	1,964	2,341	1,353	1,704
Adjusted EBITDA[4]	2,132	2,022	2,250	2,834
Capital expenditure	987	566	502	632
Number of employees[5]	22,296	19,003	17,541	—

(1) Solely for the convenience of the reader, the financial data as of and for the year ended 31 December 2003 has been translated into US dollars at the rate of €1.00 = $1.2597, the Noon Buying Rate on 31 December 2003.

(2) Total revenue less non-recurring revenue and revenue from entities disposed of in 2001 and 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Total Revenue". Adjusted revenue, when viewed with the Company's IFRS financial statements, provides additional information with respect to factors and trends affecting the Company's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with IFRS.

(3) EBITDA represents operating income before depreciation and amortization.

(4) EBITDA less non-recurring items and EBITDA attributable to entities disposed of in 2001 and 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Results of Operations — Operating Income Before Depreciation and Amortization". Adjusted EBITDA, when viewed with the Company's IFRS financial statements, provides additional information with respect to factors and trends affecting the Company's results of operations. The presentation of this supplemental information is not meant to be considered in isolation or as a substitute for measures of financial performance reported in accordance with IFRS.

(5) Number of full time equivalents, calculated on the basis of the percentage ownership of subsidiaries owned less than 100%.

	As of and for the years ended 31 December		
	2001	2002	2003
Other Operating Data			
Fixed Line			
Number of access channels[1] *(thousands)*			
Residential			
PSTN	3,382	3,361	3,285
ISDN	411	386	379
ADSL	165	383	589
Total	3,958	4,130	4,253
Business			
PSTN	322	306	280
ISDN	591	603	605
ADSL	18	49	81
Total	931	958	966
Traffic *(millions of minutes)*			
Residential			
National	8,685	7,584	6,490
Fixed to mobile	1,010	1,003	965
International	511	504	459
Total	10,206	9,092	7,914
Business			
National	3,297	2,922	2,612
Fixed to mobile	464	472	504
International	419	422	450
Total	4,180	3,816	3,567
Average monthly voice revenue per voice access channel[2]	€37.1	€35.0	€34.2
Mobile Communications			
Number of active customers[3] *(thousands)*	3,979	4,076	4,201
Pre-paid	2,215	2,316	2,442
Post-paid	1,764	1,760	1,759
Active customers as a percentage of total customers[4]	95.9%	95.8%	96.6%
Total number of SIM cards *(thousands)*	4,148	4,253	4,349
Annualized churn rate[5] (blended)	19.0%	21.3%	17.7%
ARPU[6]			
Pre-paid	€17.9	€18.0	€19.2
Post-paid	€66.0	€66.6	€69.1
Blended[7]	€41.4	€39.5	€40.3
Blended voice	€37.7	€34.5	€34.3
Blended data	€3.7	€5.0	€6.0
Market share of active customers[8]			
Pre-paid	50.2%	50.7%	49.1%
Post-paid	65.3%	64.3%	61.5%
Total	56.0%	55.8%	53.7%

(1) The number of channels Belgacom provides, with a PSTN line counting as one channel, an ISDN basic line counting as two channels, an ISDN primary line counting as 30 channels and an ADSL line counting as one channel.

(2) Average monthly voice revenue per voice access channel has been calculated by dividing fixed retail voice access and traffic revenues (including revenues from customer premises equipment and value-added services) by total retail PSTN and ISDN voice access channels and then dividing by 12.

(3) Active customers are customers who have made or received at least one call or sent or received at least one SMS in the last three months.

(4) Percentage based on total number of Belgacom Mobile SIM cards in circulation.

(5) Annualized churn is the total number of SIM cards disconnected from the Belgacom Mobile network, plus the total number of port-outs due to mobile number portability, during a year, divided by the average number of customers during that year.

(6) ARPU has been calculated on the basis of monthly averages for the year indicated.

(7) Monthly blended ARPU is total service revenues, excluding roaming-in and activation revenues, divided by Belgacom Mobile's active post-paid and pre-paid customer base for that month.

(8) Source: EMC World Cellular Database. Based on three-month active customers for Belgacom Mobile and Mobistar and six-month active customers for BASE.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with Belgacom's audited consolidated financial statements, including the notes to those financial statements, included in this Offering Memorandum. Certain statements in this section are "forward-looking" statements and should be read together with "Forward-Looking Statements". Belgacom prepares its consolidated financial statements in accordance with IFRS. IFRS differs in some respects from US GAAP. For a discussion of certain differences between IFRS and US GAAP as they relate to Belgacom, see "Summary of Significant Differences between IFRS and US GAAP".

Overview

Belgacom Structure

Belgacom is organized into three main business segments:

- *Fixed Line Services.* Fixed Line Services provides retail voice, data and Internet services to residential and business customers in Belgium, as well as regulated and commercial wholesale services to other carriers and service providers in Belgium.
- *Mobile Communications Services.* Mobile Communications Services provides retail mobile telephony services to the residential and business markets in Belgium and provides wholesale data services to third parties. Belgacom Mobile is owned 75% by Belgacom and 25% by Vodafone. See "Business — Mobile Communications Services — Relationship with Vodafone". Belgacom includes in its consolidated income statement 100% of the results of operations of Belgacom Mobile, and the 25% attributable to Vodafone is accounted for as a minority interest. The results of operations of the Ben Nederland Group ("Ben Nederland") have been included in this segment on a proportional basis (35.29%) prior to the divestment in 2002 of Belgacom's 35.29% interest in Ben Nederland.
- *International Carrier Services.* International Carrier Services provides voice, data and capacity and infrastructure services to telecommunications operators worldwide.

The Group's head office and central functions, which are included for financial reporting purposes within the Fixed Line Services segment, are organized into five units: (i) Finance, Risk and IT Management, (ii) Corporate Affairs, (iii) Human Resources, (iv) Group Strategy and (v) Corporate Programs. The first three of these units provide services that are shared across the three business segments. The Mobile Communications Services and International Carrier Services segments are charged on an arm's length basis for their respective use of shared services.

Factors Affecting Results of Operations

Competitive and Regulatory Environment

Belgacom operates in a liberalized and competitive telecommunications market. To promote competition, Belgian regulation, in the same manner as EU regulation, imposes special requirements on operators with significant market power. Belgacom has been designated by the BIPT, the regulatory authority in Belgium, as having significant market power with respect to several elements of the services it provides. The Group's results of operations for the three years ended 31 December 2003 have been affected by the regulatory and competitive environment in Belgium, and the Group believes that its results will continue to be affected by regulatory and competitive developments in future periods. See "Regulation".

One example of the impact of regulation on Belgacom's results of operations is the regulation of interconnection rates in respect of its fixed-line operations. Under interconnection agreements with other operators, Belgacom receives fees for incoming calls that originate from other operators and for calls carried by Belgacom due to carrier selection codes or carrier pre-selection codes. Because of the Company's significant market power status in fixed-line telephony services and public networks, it is obligated to establish prices for interconnection to its networks on cost orientation principles (*i.e.*, prices must be based on costs, plus a reasonable rate of return). The BIPT verifies the cost orientation of the Company's pricing terms and has required, and can in the future require, the Company to decrease its interconnection rates, which are published annually in Belgacom's Reference Interconnect Offer ("BRIO"). Certain of Belgacom's competitors have recently introduced increases in their interconnection rates to levels significantly higher than those charged by Belgacom.

Belgacom Mobile also has been designated as having significant market power in the public networks for mobile telephony and national interconnection markets in Belgium since 1999 and 2000, respectively. As a result, Belgacom Mobile may not discriminate in wholesale tariffs and is also subject to tariff transparency. Belgacom Mobile is obligated to establish prices for mobile interconnection services on cost orientation

principles. Belgacom Mobile is not, however, required to publish an annual reference offer. The BIPT ruled in 2001 that rates for terminating calls on the Belgacom Mobile network must decrease by approximately 50% over four years. Following the BIPT ruling, Belgacom Mobile reduced its rates by a total of 30% in 2001 and 2002 and by a further 12% on 1 August 2003. The BIPT expresses rate decreases as a percentage decrease from Belgacom Mobile's interconnection tariffs, as adjusted for inflation by reference to the RPI. In addition, a decrease of 12% is due to be implemented on 1 July 2004. The reduction in termination rates decreased Mobile Communications Services revenues by €36.8 million and €24.5 million for the years ended 31 December 2002 and 2003, respectively, and the Group expects that the reduction will decrease revenue in 2004 by approximately €40 million.

Restructuring and Cost-Saving Initiatives

The Group's results of operations over the past three years have been affected by a number of restructuring and cost-saving initiatives, focused particularly on the Group's fixed-line operations, which are part of the Group's efforts to focus on its core businesses and improve operational efficiency.

BeST and PTS

In 2002, the Company launched the BeST program (Belgacom's e-Strategic Transformation), which was designed to develop an "e-culture" within Belgacom and adapt the organizational structure in order to make Belgacom a leader in "e-business" in Belgium. Under this program, all statutory employees aged 50 or older, and having 20 or more years of service with Belgacom, were offered the option to leave early with a guaranteed monthly payment of a percentage of their then current base salary. Additionally, employees who chose to leave early under the BeST program are entitled to receive full pension benefits and were credited with the number of years of service they would have had at the normal retirement age for the purpose of calculating their pension benefits. This program targeted a major staff restructuring, with plans for approximately 4,000 employees to leave the Company from 2002 to 2005 and 2,500 employees to change jobs. As of 31 December 2003, 3,354 employees had left the Company and 2,144 were involved in skill redeployment programs as part of the BeST program. In addition, 268 employees left the Company on 1 January 2004 and an additional 524 employees are scheduled to leave before February 2006 as part of the BeST program.

The implementation of the BeST program resulted in a non-recurring expense of €754 million in 2002, a significant portion of which represented the net present value of future payments to be made to employees who accepted voluntarily the option to leave early. The non-recurring expense of €754 million was tax deductible in the year it was recorded. The future payments are scheduled to continue until 2012, and Belgacom will record an additional expense each year until all payments are made to reflect the increase in the net present value of the remaining payments. Belgacom previously had established provisions in respect of future payments to be made to employees who accepted early retirement pursuant to the PTS program (People, Teams and Skills), a voluntary early leave program that was introduced in 1997. As of 31 December 2003, 6,290 employees, or 98% of those offered early retirement, had left the Company and more than 6,600 employees had changed jobs pursuant to the PTS program. As of 31 December 2003, the Company had liabilities of €97 million and €568 million, representing the net present value of future payments to be made to employees who have left or will leave pursuant to the PTS and BeST programs, respectively. The total payments made to early leavers pursuant to the PTS and BeST programs amounted to €109 million and €132 million in 2002 and 2003, respectively, and the Company estimates that the total payments to be made in 2004 will be approximately €135 million. The BeST program also involved substantial expenses for training and job conversion, which have been recorded as operating expenses during the periods in which they occurred. The reduction in wages and salaries as a result of personnel reductions pursuant to the BeST program amounted to €51 million and €114 million, respectively, in 2002 and 2003.

HORIZON

Belgacom's HORIZON program aims to improve free cash flow through a portfolio of over 80 projects, mainly focused on (i) enhancing the revenue growth potential of Belgacom's existing products and services, (ii) reducing operational expenses in all principal areas of Belgacom's fixed-line business and (iii) improving the effectiveness of capital expenditures through the use of stricter investment criteria and better performance tracking of capital invested. The HORIZON program was launched in October 2002 and implementation of the program began in February 2003. The Group estimates that the total benefits generated by the program amounted to approximately €180 million for the year ended 31 December 2003. The benefits included additional revenue of approximately €30 million, savings on operating expenses, primarily in the Fixed Line Services segment, of approximately €120 million, relating primarily to network maintenance operations, sourcing and supply-chain management and better allocation of human resources, and savings of approximately €30 million as a result of more efficient allocation of the Group's capital expenditure. HORIZON is a program that will extend over several years and the Company expects to realize additional benefits as a result of this program in future years.

Significant Dispositions

Belgacom made a number of significant dispositions in 2001 and 2002, which have resulted in certain non-recurring revenues and expenses. The consolidated income statements of Belgacom also include the results of operations of entities disposed of through the date of their respective disposition, and, as a result, such dispositions can affect period-to-period comparisons as described in more detail under "— Consolidated Results of Operations". In addition, in October 2003, the Board of Directors decided that the Group would in future periods divest existing participations of the Group that are not consolidated and do not meet certain strategic or investment return criteria.

Ben Nederland

Over the period from November 2001 through September 2002, Belgacom sold its 35.29% interest in Ben Nederland to a subsidiary of T-Mobile International AG ("T-Mobile"). Between November 2001 and May 2002, Belgacom transferred 24.27% of Ben Nederland to a special purpose vehicle formed in connection with the transfer. In September 2002, Belgacom sold its remaining 11.02% stake to the subsidiary of T-Mobile at the same time the 24.27% shareholding held by the special purpose vehicle was also transferred to the subsidiary of T-Mobile. The total gain realized on the sale of the 35.29% interest, amounting to €972 million, was recognized in 2002 as non-recurring revenue. For the year ended 31 December 2001 and the three months ended 31 March 2002, Belgacom exercised joint control of Ben Nederland with TDC and T-Mobile's subsidiary, and the results of operations of Ben Nederland have been included in Belgacom's consolidated financial statements on a proportional basis (35.29%) during those periods.

Belgacom France

In early 2002, Belgacom exchanged its 100% stake in Belgacom France for a 10.8% interest in LDCom Networks, a French telecommunications provider and a subsidiary of the Louis Dreyfus Group. This transaction resulted in non-recurring revenue of €104 million in 2002. As of 31 December 2003, Belgacom's interest in LDCom Networks had been reduced to approximately 8.1% as a result of increases in the capital of LDCom Networks in which Belgacom did not participate. In 2003, Belgacom recorded an impairment charge of €47 million in respect of its interest in LDCom Networks.

Belgacom Alert Services Holding

In February 2002, Belgacom's investment in Belgacom Alert Services Holding SA/NV ("Alert Services Holding") and its subsidiaries was reduced from 95% to 28% following a capital increase in Alert Services Holding by Securitas Direct International ("SDI") in which Belgacom did not participate. The capital increase resulted in the recognition of an increase in the value of the stake held by Belgacom, which was recorded as non-recurring revenue of €9 million in 2002. In connection with the transaction, Belgacom acquired a put option and SDI acquired a call option with respect to Belgacom's remaining 28% stake in Alert Services Holding. See "— Liquidity and Capital Resources — Contractual Obligations and Commercial Commitments — Other Rights and Commitments".

Tritone

In October 2001, Belgacom decided to cease the activities of Tritone Telecom BV ("Tritone"), an entity established to provide fixed-line services across a region that included portions of The Netherlands, Germany and Belgium. The decision to terminate the activities of Tritone resulted in non-recurring expenses in 2001 of €29 million in respect of expenditures that Belgacom had committed to fund. In 2002, Belgacom recorded additional non-recurring expenses of €9 million in respect of the settlement of certain contractual obligations of Tritone. Tritone ceased operations in July 2002.

Infosources

In October 2000, Belgacom contributed 100% of Belgacom Skynet to Infosources in exchange for a 74% interest in Infosources. Infosources operated ISP activities in France and Belgium, and the Belgian ISP activities were operated through Belgacom Skynet. In November 2001, the French ISP activities of Infosources were sold, and in connection with the disposition Belgacom recorded an impairment loss of €32 million in respect of the remaining goodwill on its investment in Infosources. The impairment loss was recorded as a non-recurring expense in 2001. Between November 2001 and July 2002, Belgacom acquired at a cost of approximately €28 million the remaining minority interests in Infosources in order to reacquire 100% of Belgacom Skynet.

Transactions Prior to the Offering

The Protocol Agreement outlined the framework for the conduct of the Offering and for certain actions to be implemented prior to the Offering. Certain of these actions had an impact on Belgacom's consolidated financial

statements for the year ended 31 December 2003, and certain actions will impact the consolidated financial statements for 2004 and future periods.

Pension Fund Transfer

Belgacom has historically provided (i) pension benefits to its current and former statutory employees and their survivors as required by law ("Pension Fund I"), (ii) supplemental pension benefits to both statutory and non-statutory employees ("Pension Fund II") and (iii) supplemental pension benefits to employees of Belgacom Mobile ("Pension Fund III"). Pursuant to the Protocol Agreement, the Belgian State assumed all accrued and future legal pension obligations of Belgacom in respect of Belgacom's current and former statutory employees and their survivors, in respect of which Belgacom had established its Pension Fund I. As consideration for the assumption by the Belgian State of the obligations accrued until 31 December 2003, on 29 December 2003, Pension Fund I transferred €5.0 billion in cash to the Belgian State. The payment to the Belgian State was financed by the proceeds of the sale of the assets of Pension Fund I and a transfer by the Company of approximately €1,381 million in cash to Pension Fund I. Belgacom recorded a non-recurring expense of €897 million on a pre-tax basis for the year ended 31 December 2003 in connection with the transfer, representing the difference between the €484 million liability previously recorded by the Company in respect of its pension obligations to Pension Fund I and the €1,381 million transferred to the fund to settle this liability. Belgacom has made and will continue to make contributions to Pension Fund II and Pension Fund III, as these pension obligations were not transferred to the Belgian State.

With effect from 1 January 2004, the Company makes monthly social security contributions to the Belgian State in respect of pension obligations accruing from 1 January 2004 of (i) 17.5% of the pensionable salaries effectively paid to statutory employees, (ii) 7.5% of aggregate pensionable salaries of employees who have left or will leave the Company pursuant to the BeST program during the period prior to reaching retirement age and (iii) 0.5% of statutory salaries of employees who left the Company pursuant to the PTS program during the period prior to reaching retirement age. Contributions (i) and (ii) include the current 7.5% employee contribution for survivor pensions. In addition, Belgacom and the Belgian State are required to make equalization payments to offset certain future increases or decreases in the Belgian State's legal pension obligations as a result of actions taken by Belgacom, such as changing benefits or salaries in excess of certain assumptions set forth in the Protocol Agreement. For more information on the transfer of Belgacom's pension fund obligations, see "Management and Employees — Employees — Pension Benefits".

2003 Ordinary Share Purchase

On 30 December 2003, pursuant to the terms of the Protocol Agreement, the Company purchased 1,238,095 (which does not reflect the 10 for one share split approved by the shareholders at the Extraordinary General Shareholders Meeting held on 19 February 2004) of its ordinary shares from ADSB for an aggregate purchase price of €325 million. The aggregate purchase price of the 2003 Ordinary Share Purchase will be adjusted such that the purchase price per ordinary share, taking into account the 10 for one share split approved by the shareholders at the Company's Extraordinary General Shareholders Meeting held on 19 February 2004, is equal to the Offer Price applicable to institutional investors. In the event that a price adjustment is to be paid by the Company, to the extent that the consolidated IFRS reserves of the Group (after giving effect to the €395 million dividend to be paid in respect of the fiscal year ended 31 December 2003 and the amount to be paid out pursuant to the 2004 Ordinary Share Purchases) would be depleted by a cash payment, the balance of any price adjustment may be paid in the form of a return to the Selling Shareholder of such number of ordinary shares whose value at the Offer Price applicable to institutional investors is equivalent to the balance due. A volume adjustment will apply to the extent that the Company is required to pay a price adjustment with respect to the 2003 Ordinary Share Purchase above €22 million (which would be the case if the Offer Price were higher than €28.03). Any price or volume adjustment will be paid by the Company or ADSB, as the case may be, on or about the closing date of the Offering. In accordance with Belgian law, ordinary shares held by the Company are not entitled to vote and the right to receive dividends in respect of such ordinary shares has been suspended by the Board of Directors.

Dividend Payment in respect of 2003

The Company will pay aggregate dividends of €395 million in respect of the fiscal year ended 31 December 2003. Dividends will be paid to ADSB and the Belgian State in proportion to their shareholdings as of 2 October 2003. The Company does not expect to make any additional dividend payments in respect of the fiscal year ended 31 December 2003. See "Dividends and Dividend Policy".

2004 Ordinary Share Purchase

Pursuant to the terms of the Protocol Agreement, the Company will purchase from ADSB on or about the closing of the Offering at the Offer Price applicable to institutional investors such number of its ordinary shares that will result in an aggregate purchase price of up to €1.0 billion. Belgian law prohibits a company from owning more than 10% of its outstanding share capital. Prior to such purchase, the Company will have cancelled all ordinary shares purchased under the 2003 Ordinary Share Purchase that were not returned to ADSB under any volume adjustment. See "— 2003 Ordinary Share Purchase". In accordance with Belgian law, ordinary shares held by the Company are not entitled to vote and the right to receive dividends in respect of such ordinary shares has been suspended by the Board of Directors. See "Description of Share Capital and Corporate Structure — Acquisitions of Own Shares".

Share Split

On 19 February 2004, the shareholders at the General Shareholders Meeting approved a share split pursuant to which 10 new ordinary shares were issued in respect of each ordinary share outstanding on that date. Following the share split, which became effective on 2 March 2004, the total number of ordinary shares outstanding was 400,000,000, of which 12,380,950 are currently held by the Company as treasury shares.

Strategic Initiatives

Belgacom is in the process of implementing certain strategic initiatives in its different business segments in order to improve operational efficiencies and in certain cases to increase revenues.

Fixed Line Services

Broadway

Belgacom is a leading provider of broadband services in Belgium and intends to continue to increase the number of its broadband customers and increase revenues through the launch of new services. Belgacom believes that new broadband developments will require greater bandwidth in the future and, through its Broadway initiative, it intends to provide higher bandwidth to customers through an upgrade of its network. See "Business — Fixed Line Services — Residential Market — Broadband Internet Access — Broadway". Belgacom had invested approximately €32 million in connection with its Broadway initiative as of 31 December 2003 and estimates that it will invest a total of approximately €300 million over the next three years. Belgacom has targeted coverage of 46% of the Belgian population by the end of 2006. Belgacom expects to launch selected new services in 2004, but does not expect to recognize significant revenue from these services prior to 2007.

Network and System Integration

Belgacom's Network and System Integration ("NSI") services include connectivity services, on-site LAN-based solutions and services and data-center managed WAN offerings as well as integrated service offerings. See "Business — Fixed Line Services — Business Market — Data Connectivity and Services — Network and System Integration". Belgacom launched its NSI services at the end of 2002 in response to growing demand for outsourcing information technology and communication services. Belgacom is developing packages of services targeted at small and medium-sized businesses and seeks to promote synergies between IT and communications businesses. Belgacom is considering the further expansion of its NSI operations.

Mobile Communications Services

UMTS Launch

Pursuant to the terms of its UMTS license in connection with the roll out of its UMTS network, Belgacom Mobile, along with other UMTS license holders in Belgium, is required to offer third generation mobile services to 30% of the Belgian population by 1 January 2006, 40% by 1 January 2007, 50% by 1 January 2008 and 85% by 15 March 2009. See "Business — Mobile Communications Services — UMTS". Belgacom Mobile intends to meet the construction and service obligations of its UMTS license and will offer services based on customer demand when the quality of the network and the services are satisfactory to Belgacom Mobile. Belgacom Mobile invested approximately €20 million in connection with its UMTS network in 2003 and currently estimates that it will invest between €150 million and €200 million in respect of its UMTS network over the next three years, depending on market demand and competitive pressure.

International Carrier Services

Consolidation in the International Carrier Services Market

The Company believes that there will continue to be consolidation in the international carrier services market and that the larger operators, including Belgacom, will be best positioned to benefit from market growth. See "Business — International Carrier Services — Strategy". Belgacom believes that participating in the consolidation of international carrier services, through acquisition or other opportunities (*e.g.*, outsourcing), will

enable it to realize cost synergies and thus remain competitive. Belgacom currently plans to invest in its network and in product launches, particularly in respect of services for mobile operators, such as enhanced roaming, messaging and value-added services.

Consolidated Results of Operations

The following table sets forth income statement data of the Group for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Net revenue	5,381	5,252	5,377
Other operating revenue	86	86	78
Non-recurring revenue(1)	—	1,085	—
Total revenue	5,467	6,422	5,454
Cost of materials and charges to revenue	(1,491)	(1,353)	(1,377)
Personnel expenses and pensions	(1,098)	(1,101)	(1,046)
Other operating expenses	(852)	(863)	(781)
Non-recurring expenses(1)	(62)	(764)	(897)
Total operating expenses before depreciation and amortization	(3,503)	(4,081)	(4,101)
Operating income before depreciation and amortization (EBITDA(2))	1,964	2,341	1,353
Depreciation and amortization	(829)	(859)	(787)
Operating income (EBIT(3))	1,135	1,482	566
Finance costs (net)	(26)	(25)	(27)
Loss from enterprises accounted for using the equity method	(25)	(12)	(4)
Tax expense	(429)	(203)	(208)
Minority interests	(102)	(99)	(154)
Net income	553	1,142	172

(1) Revenue or expenses exceeding €5 million arising upon disposals of consolidated companies in a particular year, as well as restructuring expenses, are considered as non-recurring items and therefore presented separately in the consolidated income statements. The €897 million expense relating to the transfer to the Belgian State of certain of the Company's pension obligations in 2003 also has been recorded as a non-recurring item.

(2) Operating income before interest, taxes, depreciation and amortization.

(3) Operating income before interest and taxes.

Total Revenue

The following table sets forth a breakdown of the Group's revenue by business segment for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Fixed Line Services	3,422	62.6	3,188	59.7	3,108	57.0
Mobile Communications Services	2,077	38.0	2,075	38.9	2,181	40.0
International Carrier Services	606	11.1	625	11.7	626	11.5
Intersegment eliminations	(638)	(11.7)	(550)	(10.3)	(461)	(8.5)
	5,467	100.0	5,338	100.0	5,454	100.0
Non-recurring revenue	—		1,085		—	
Total revenue	5,467		6,422		5,454	

For the year ended 31 December 2003, total revenue decreased by €968 million, or 15%, to €5,454 million compared to €6,422 million for the year ended 31 December 2002. Total revenue in 2002 included non-recurring revenue of €1,085 million in respect of gains arising primarily from the sale of Ben Nederland and Belgacom France, as well as revenue of €42 million attributable to entities disposed of during 2002. Excluding non-recurring revenue and revenue attributable to disposed entities in 2002, total revenue in 2003 would have represented an increase of €158 million over total revenue in 2002, due primarily to increased revenues from Mobile Communications Services, which offset a decline in revenue from Fixed Line Services.

For the year ended 31 December 2002, total revenue increased by 18% to €6,422 million from €5,467 million for the year ended 31 December 2001. This increase was due primarily to non-recurring revenue of €1,085 million in 2002. Excluding non-recurring revenue, total revenue declined by €130 million during the period, primarily due to the absence in 2002 of revenue from entities disposed of in 2001 and 2002 as well as a decline in Fixed Line Services revenue in 2002. Total revenue included revenue attributable to entities disposed of during 2001 and 2002, which amounted to €283 million in 2001 and €42 million in 2002 (see "— Factors Affecting Results of Operations — Significant Dispositions"). Total revenue excluding non-recurring revenue and revenue attributable to entities disposed of during 2001 and 2002 would have amounted to €5,184 million in 2001 and €5,296 million in 2002. The increase of €112 million in 2002 was due primarily to an increase in growth in revenue from Mobile Communications Services, which offset the decline in revenue from Fixed Line Services.

Net Revenue

Net revenue represents revenue from sales of the Group's services as well as sales of products. For the year ended 31 December 2003, net revenue increased by €125 million, or 2%, to €5,377 million compared to €5,252 million for the year ended 31 December 2002. This increase was due primarily to the increase in revenue from Mobile Communications Services, which offset a decline in Fixed Line Services revenue. Revenue from International Carrier Services remained flat in 2003 compared to 2002.

For the year ended 31 December 2002, net revenue of €5,252 million represented a decrease of €129 million, or 2%, compared to €5,381 million for the year ended 31 December 2001. The reduction in net revenue reflected the absence of net revenue attributable to entities disposed of in 2001 and 2002, which amounted to €263 million in 2001 and €41 million in 2002. Excluding net revenue attributable to these activities, net revenue in 2002 would have increased by €92 million compared to 2001, primarily due to growth in revenue from Mobile Communications Services, and, to a lesser extent, from growth in International Carrier Services revenue.

Other Operating Revenue

Other operating revenue comprises income from the Group's share in the operating profit of Promedia (see "Business — Fixed Line Services — Residential Market — Voice Telephony Services — Belgacom Directory Services"), gains on disposals of intangible assets and property, plant and equipment and other revenue. Other operating revenue amounted to €86 million both in 2001 and 2002 and to €78 million in 2003. The Group's share, pursuant to a commercial agreement, in the operating income of Promedia, which produces and markets telephone directories, accounted for €24 million, €25 million and €27 million of other operating revenue in 2001, 2002 and 2003, respectively. The balance of other operating revenue included the recovery of various expenses incurred by the Company.

Non-Recurring Revenue

Belgacom records significant gains realized upon the disposal of consolidated entities as non-recurring revenue. Belgacom recorded total non-recurring revenue of €1,085 million for the year ended 31 December 2002. From November 2001 to September 2002, Belgacom, in a series of transactions, sold its 35.29% shareholding in Ben Nederland to a subsidiary of T-Mobile. These sales resulted in a total gain of €972 million, all of which was recognized in 2002. On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% interest in LDCom Networks, resulting in a gain of €104 million. For the year ended 31 December 2002, Belgacom also recognized a gain of €9 million in respect of its investment in Alert Services Holding, following an increase in the capital of that company by SDI in which Belgacom did not participate.

Operating Expenses Before Depreciation and Amortization

The following table sets forth the Group's total operating expenses before depreciation and amortization for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Cost of materials and charges to revenue	1,491	1,353	1,377
Personnel expenses and pensions	1,098	1,101	1,046
Other operating expenses	852	863	781
Non-recurring expenses	62	764	897
Total operating expenses before depreciation and amortization	3,503	4,081	4,101

For the year ended 31 December 2003, total operating expenses before depreciation and amortization increased by 0.5%, to €4,101 million, compared to €4,081 million for the year ended 31 December 2002. Operating expenses before depreciation and amortization in 2003 included a non-recurring expense of €897 million incurred in connection with the transfer to the Belgian State of the Company's legal pension obligations in respect of statutory employees of the Company and in 2002 included non-recurring expenses of €764 million, primarily due to the costs of the implementation of the BeST restructuring program. Excluding non-recurring expenses and expenses attributable to entities disposed of in 2002, total operating expenses before depreciation and amortization in 2003 would have decreased by €70 million compared to 2002.

For the year ended 31 December 2002, total operating expenses before depreciation and amortization increased by 17%, to €4,081 million, compared to €3,503 million for the year ended 31 December 2001. This increase was due primarily to non-recurring expenses of €764 million incurred in 2002, consisting primarily of €754 million in costs resulting from the implementation of the BeST restructuring program as described in more detail below. Excluding non-recurring expenses and operating expenses attributable to entities disposed of in 2001 and 2002, operating expenses before depreciation and amortization would have been €3,052 million and €3,274 million in 2001 and 2002, respectively. Operating expenses before depreciation and amortization increased primarily as a result of increased cost of materials and charges to revenue, particularly in International Carrier Services, due to an increase in unit variable costs. The increase was also due to increased personnel expenses due to, among other things, annual increases in salary levels due to indexation and changes in the laws affecting statutory employees, as well as certain one-time expenses in 2002, including certain real estate taxes, provisions in respect of outstanding litigation and impairment losses on tangible and intangible assets.

Cost of Materials and Charges to Revenue

The Group's cost of materials and charges to revenue consists primarily of interconnection fees paid to other operators, dealer commissions and international roaming charges, as well as purchases of fixed and mobile terminals.

For the year ended 31 December 2003, costs of materials and charges to revenue increased by €24 million, or 2%, to €1,377 million compared to €1,353 million for the year ended 31 December 2002. The increase was primarily due to increased revenue in the Mobile Communications Services segment.

For the year ended 31 December 2002, costs of materials and charges to revenue decreased by €138 million, or 9%, to €1,353 million compared to €1,491 million for the year ended 31 December 2001. The decline in purchases of materials within the Group was due primarily to the impact in 2002 of the Group's divestment of certain companies in 2001 and 2002. The decrease was also due to a slight reduction in the activities of Fixed Line Services and slower growth in the number of Belgacom Mobile customers, resulting in reduced purchases of equipment and activation commissions. Belgacom Mobile's cost of materials also decreased in 2002 as a result of lower prices for certain equipment purchased by Belgacom Mobile, but this decrease was offset in part by increased content fees, roaming out charges and interconnection fees.

Personnel Expenses and Pensions

The following table sets forth information relating to personnel expenses and pensions for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
		(€ millions)	
Salaries and wages	871	822	782
Social security expenses	132	142	142
Pension costs	75	110	100
Post-employment benefits other than pensions	9	9	7
Other personnel expenses	11	18	15
Total personnel expenses	1,098	1,101	1,046
Total number of employees[1]	22,296	19,003	17,541

(1) Number of full-time equivalents, calculated on the basis of percentage ownership of subsidiaries owned less than 100%.

Salaries and Wages. For the year ended 31 December 2003, salaries and wages decreased by €40 million, or 5%, to €782 million from €822 million for the year ended 31 December 2002. This decrease was due primarily to a reduction in the number of employees following the implementation of the BeST program, offset in part by annual increases in salary levels due to indexation. For the year ended 31 December 2002, salaries and wages decreased by €49 million, or 6%, compared to €871 million for the year ended 31 December 2001. The decrease in salaries and wages was due to a decrease of €51 million attributable to personnel reductions under the Company's BeST program and the impact of the disposals of Ben Nederland, Belgacom France and Alert Services Holding, which was offset in part by increases in base salaries in 2002 compared to 2001.

Social Security Expenses. Social security expenses remained constant from 2002 to 2003 and totalled €142 million for each of the years ended 31 December 2002 and 2003. For the year ended 31 December 2002, the amount of social security expenses increased by €10 million, or 8%, compared to the year ended 31 December 2001.

From January 2004, the Group expects its annual social security expenses to increase as a result of the terms of the transfer to the Belgian State of the legal pension obligations for the Company's current and former statutory employees and their survivors. Pursuant to the terms of the transfer, as from 1 January 2004 the Company makes monthly social security contributions to the Belgian State in an amount of 17.5% of statutory salaries of active statutory employees. The Company estimates that social security expenses will increase by approximately €30 million for the year ended 31 December 2004 as a result of the increased contributions. The increase in social security contributions in 2004 will to a large extent replace pension expenses in respect of legal pension obligations to Pension Fund I on behalf of statutory employees recorded in 2003. See "— Transactions Prior to the Offering — Pension Fund Transfer".

Pension Costs. For periods up to and including the year ended 31 December 2003, the Group's pension costs included expenses of Pension Funds I, II and III in respect of future pension obligations of the Group. Following the transfer to the Belgian State of the accrued and future legal pension obligations for the Company's current and former statutory employees and their survivors, the Company will no longer be required to make pension contributions to Pension Fund I in respect of such employees and survivors. Belgacom estimates that the transfer of these pension obligations to the Belgian State will reduce the Group's annual pension costs by approximately €46 million in 2004, although such reduction will be partially offset by the increase in social security expenses described above. Belgacom has made and will continue to make pension contributions to Pension Fund II in respect of pension benefits for statutory and non-statutory employees in excess of legal pension benefits and to Pension Fund III in respect of pension benefits for employees of Belgacom Mobile in excess of legal pension benefits. Belgacom's annual pension costs also will include an expense in respect of the increase in the net present value of the liability for remaining salary payments to be made to employees who left the Group pursuant to the BeST and PTS programs. Post-employment benefits other than pensions provided by Belgacom include hospitalization insurance premiums, train tickets for retirees and dependents and the payment of an annual premium towards cultural activities. In addition, Belgacom provides certain child allowance benefits, including monthly child allowance payments to certain statutory retirees and BeST and PTS beneficiaries.

Pension costs decreased to €100 million in 2003, a decrease of €10 million, or 9%, from €110 million for the year ended 31 December 2002. Pension costs in 2003 decreased primarily due to amounts paid by employees to Pension Fund I in the form of social security contributions under the Program Law of 2002, which began in the last quarter of 2002 in respect of pension benefits for surviving relatives. Pension costs in 2002 increased by 47% from €75 million for the year ended 31 December 2001. This increase was due primarily to lower expected return on plan assets in comparison with 2001 and an increased interest cost in respect of the increase in the liability for future salary payments following the launch of the BeST program. Pension costs exclude special termination, curtailment and settlement costs, which are reported as non-recurring expenses because they represent one-time expenses.

Other Operating Expenses

Other operating expenses include such expenses as rent expense, maintenance and utilities, advertising and public relations, consultancy, administration and training expenses, allowances on trade debtors and impairments on intangible assets and property, plant and equipment. For the three years ended 31 December 2001, 2002 and 2003, other operating expenses were €852 million, €863 million and €781 million, respectively, and consisted primarily of expenses relating to maintenance and utilities, advertising and consultant fees.

Non-Recurring Expenses

Belgacom records significant losses on disposals of consolidated entities, as well as restructuring expenses, as non-recurring expenses. In addition, Belgacom recorded a non-recurring expense in 2003 of €897 million in connection with the transfer to the Belgian State of certain pension obligations of the Company, as described above. In the first quarter of 2002, Belgacom began the implementation of the BeST program and recorded non-recurring expenses of €754 million relating to the program. Non-recurring expenses in 2002 also included €9 million in respect of the settlement of certain contractual obligations of Tritone. Non-recurring expenses in 2001 included the write down on goodwill of €32 million as a result of the sale of the French ISP activities of Infosources and €29 million in respect of expenditures relating to Tritone that Belgacom had committed to fund.

Operating Income Before Depreciation and Amortization (EBITDA)

The table below sets forth operating income before depreciation and amortization by principal business segment for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Fixed Line Services	1,136	56.1	1,008	49.9	1,109	49.3
Mobile Communications Services	853	42.1	1,006	49.8	1,113	49.5
International Carrier Services	37	1.8	6	0.3	28	1.2
	2,026	100.0	2,020	100.0	2,250	100.0
Non-recurring revenue	—		1,085		—	
Non-recurring expense	(62)		(764)		(897)	
Total	1,964		2,341		1,353	

For the year ended 31 December 2003, operating income before depreciation and amortization decreased by €988 million, or 42%, to €1,353 million from €2,341 million for the year ended 31 December 2002. This decrease was due primarily to the non-recurring expense of €897 million in 2003 in connection with the transfer of accrued and future pension obligations of Pension Fund I to the Belgian State. Excluding the impact of non-recurring items in 2002 and 2003 and the impact of entities disposed of in 2002, operating income before depreciation and amortization would have been €2,022 million in 2002 and €2,250 million in 2003, an increase of 11%. The increase in 2003 was primarily due to increased revenue and savings on personnel expenses due to the BeST program, which was partially offset by increases in costs of materials and charges to revenue.

For the year ended 31 December 2002, operating income before depreciation and amortization increased 19%, to €2,341 million, compared to €1,964 million for the year ended 31 December 2001. This increase resulted primarily from net non-recurring items of €321 million in 2002, resulting from the gain of €972 million in respect of the sale of Belgacom's shareholding in Ben Nederland, and from the non-recurring expenses of €764 million recorded in 2002, €754 million of which were incurred in connection with the BeST program. In addition, operating income before depreciation and amortization attributable to operations disposed of in 2001 and 2002 amounted to negative €106 million and negative €2 million, respectively. Excluding the impacts of non-recurring items and the impact of disposed operations in 2001 and 2002, operating income before depreciation and amortization would have been €2,132 million in 2001 and €2,022 million in 2002, and the decrease was primarily due to the decrease in operating income before depreciation and amortization attributable to Fixed Line Services. In 2002, operating income before depreciation and amortization was affected by one time charges for real estate taxes, provisions for outstanding litigation and impairment losses on intangible assets and property, plant and equipment.

Depreciation and Amortization

Depreciation and amortization of intangible assets and property, plant and equipment are calculated using the straight-line method over their estimated useful lives. Depreciation commences when the asset is ready for its intended use. Examples of the useful lives assigned are as follows:

	Useful life (years)
Intangible Assets	
Goodwill	5 to 15
GSM/UMTS licenses	15 to 20
Other intangible assets, including software	3 to 20
Property, Plant and Equipment	
Building and construction	5 to 33
Switches	3 to 10
Cables and operational support systems and transmission	4 to 10
Mobile antennas	6

The table below sets forth the Group's depreciation and amortization for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Amortization of goodwill	17	9	9
Amortization of licenses and other intangible assets	111	120	96
Depreciation of property, plant and equipment	701	731	683
Total	829	859	787

For the year ended 31 December 2003, depreciation and amortization decreased by €72 million, or 8%, to €787 million from €859 million for the year ended 31 December 2002. This decrease was due primarily to the fact that a significant part of the capital expenditure in 2003 was related to assets under construction, which will not begin to be depreciated until the first period of their intended use.

For the year ended 31 December 2002, depreciation and amortization increased by €30 million, or 4%, compared to the year ended 31 December 2001. This increase was due primarily to decreases in the estimates of the useful lives of certain items due to technological advances and a full year of depreciation in 2002 of high levels of capital expenditures made in 2001, particularly in respect of network infrastructure. This increase was offset in part by the absence of depreciation and amortization attributable to entities disposed of in 2001 and 2002, which amounted to €50 million in 2001 and €10 million in 2002.

Operating Income (EBIT)

For the year ended 31 December 2003, operating income decreased by €916 million, or 62%, to €566 million from €1,482 million for the year ended 31 December 2002. This decrease was due primarily to the impact of non-recurring expense of €897 million in 2003 in connection with the transfer of certain pension obligations to the Belgian State compared to net non-recurring income of €321 million in 2002.

For the year ended 31 December 2002, operating income increased by €347 million, or 31%, to €1,482 million from €1,135 million for the year ended 31 December 2001. This increase was due primarily to non-recurring revenue in 2002 of €1,085 million, which was partially offset by non-recurring expenses of €764 million in 2002. Excluding the impacts of non-recurring items in each year and the contribution of entities disposed of in 2001 and 2002, operating income would have been €1,353 million in 2001, €1,172 million in 2002 and €1,463 million in 2003.

Finance Costs (net)

Finance costs include net interest income or expense, impairment losses on participating interests, gains or losses on disposal of participating interests and adjustments of the fair value of financial instruments. Net finance costs remained fairly stable over the period, and for the years ended 31 December 2001, 2002 and 2003 totalled

€26 million, €25 million and €27 million, respectively. Finance costs in 2003 reflected an increase in net interest income, which was more than offset by an impairment loss in respect of the Company's 8.1% interest in LDCom Networks and in respect of its interests in certain small multimedia start-up companies. To the extent that the Company has amounts outstanding under the syndicated loan facility entered into in February 2004, finance costs in 2004 may increase as a result of the increase in interest expense.

Loss from Enterprises Accounted for Using the Equity Method

Enterprises accounted for under the equity method consist primarily of Alert Services Holding and Tritone. For the year ended 31 December 2003, the loss from enterprises accounted for using the equity method decreased to €4 million compared to €12 million for the year ended 31 December 2002. In 2003, losses from Alert Services Holding represented substantially all of the losses from enterprises accounted for using the equity method as the activities of Tritone ceased in 2002. For the year ended 31 December 2002, the loss from enterprises accounted for using the equity method decreased to €12 million from €25 million for the year ended 31 December 2001, and the loss in 2001 was primarily attributable to Tritone.

Tax Expense

For the years ended 31 December 2001, 2002 and 2003, tax expense was €429 million, €203 million and €208 million, respectively. Although the Group's operating income was higher in 2002 than in 2001, tax expense for the year ended 31 December 2002 was lower than in 2001 primarily due to a tax exemption on gains realized upon the sale of the Company's shareholding in Ben Nederland. Tax expense in 2002 was also affected by the Belgian State's decision to reduce the corporate tax rate from 40.17% to 33.99% as from 1 January 2003, which caused a reduction in net deferred tax assets and a corresponding tax expense.

The Group does not calculate taxes on the basis of its consolidated results of operations, as the Company and Belgacom Mobile are taxed as separate legal entities. As a result of net losses, due primarily to expenses recorded in 2002 following the launch of the BeST program and the expenses recorded in 2003 following the transfer of the legal pension obligations to the Belgian State, the Group recognized a deferred tax asset in respect of tax losses to carry forward of €553 million as of 31 December 2003. These tax losses can be used to offset future taxable income of the Company and the Company estimates that it will not pay significant taxes prior to 2007 (provided that its taxable income does not offset the tax benefit). Belgacom Mobile had no tax losses to carry forward as of 31 December 2003, and any taxable income of Belgacom Mobile would be subject to tax at applicable corporate tax rates. Belgacom estimates that the Group's effective tax rate for 2004 will be approximately 33%.

Minority Interests

The Group's most significant minority interest is Vodafone's 25% interest in Belgacom Mobile, although minority interests in 2002 also included shareholders' interests in the special purpose vehicle formed in connection with the transfer of the shares of Ben Nederland. For the year ended 31 December 2003, minority interests increased by €55 million, or 56%, to €154 million from €99 million for the year ended 31 December 2002. This increase was due primarily to the growth of net income of Belgacom Mobile.

For the year ended 31 December 2002, minority interests of €99 million were relatively stable compared with €102 million for the year ended 31 December 2001. This slight decrease was due primarily to the impact of finance costs incurred by the special purpose vehicle, which more than offset growth in the net income of Belgacom Mobile. Minority interests attributable to Vodafone's 25% interest in Belgacom Mobile amounted to €102 million in 2001, €117 million in 2002 and €154 million in 2003.

Net Income

The following table sets forth the Group's net income for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	**2002**	**2003**
	(€ millions)		
Operating income (EBIT)	1,135	1,482	566
Finance costs (net)	(26)	(25)	(27)
Loss from enterprises accounted for using the equity method	(25)	(12)	(4)
Tax expense	(429)	(203)	(208)
Minority interests	(102)	(99)	(154)
Net income	553	1,142	172

The Group had net income of €172 million for the year ended 31 December 2003, compared to €1,142 million for the year ended 31 December 2002. The decrease was due primarily to the decrease in operating income as a result of the non-recurring expense of €897 million in connection with the transfer to the Belgian State of certain pension obligations of the Company compared to net non-recurring income in 2002 of €321 million.

For the year ended 31 December 2002, net income increased by €589 million, or 108%, compared to the year ended 31 December 2001. This increase was due primarily to non-recurring revenue of €1,085 million in 2002, which was only partially offset by non-recurring expenses of €764 million. In addition, net income increased by a greater percentage than operating income as a significant portion of non-recurring revenue in 2002 was exempt from tax, as described above.

Results of Operations by Business Segment

The operations of the Group are organized into three business segments: Fixed Line Services, Mobile Communications Services and International Carrier Services. Revenue attributable to each business segment is shown prior to intersegment eliminations. Expenses attributable to the Group's head office and central functions are included within the results of operations of Fixed Line Services. The Mobile Communications Services and International Carrier Services segments are charged on an arm's length basis for their use of shared services, primarily in (i) Finance, Risk and IT Management, (ii) Corporate Affairs and (iii) Human Resources.

Fixed Line Services

The following table sets forth selected income statement data for Fixed Line Services for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Revenue	3,243	3,023	2,971
Intersegment revenue	179	165	137
Total revenue before non-recurring items	3,422	3,188	3,108
Operating expenses before depreciation and amortization	(2,286)	(2,180)	(1,999)
Total segment result	1,136	1,008	1,109
Non-recurring revenue	—	113	—
Non-recurring expense	(62)	(764)	(897)
Operating income before depreciation and amortization (EBITDA[1])	1,074	357	212
Depreciation and amortization	(587)	(593)	(565)
Operating income/(loss) (EBIT[2])	488	(236)	(353)

(1) Earnings before interest, taxes, depreciation and amortization.

(2) Earnings before interest and taxes.

Total Revenue Before Non-recurring Items

The table below sets forth a breakdown of Belgacom's Fixed Line Services revenue before non-recurring items for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Voice	2,097	61.3	1,953	61.3	1,865	60.0
Internet access and connectivity	219	6.4	304	9.5	375	12.1
Data	200	5.8	214	6.7	218	7.0
Domestic wholesale	351	10.3	332	10.4	310	10.0
Other[1]	554	16.2	385	12.1	340	10.9
Total revenue before non-recurring items[2]	3,422	100.0	3,188	100.0	3,108	100.0

(1) Includes revenue from directory services, other subsidiaries and value-added services.

(2) Prior to intersegment eliminations.

Total revenue before non-recurring items for Fixed Line Services was €3,108 million for the year ended 31 December 2003, a decrease of 3% compared to total revenue of €3,188 million for the year ended 31 December 2002. The decrease in Fixed Line Services revenue before non-recurring items in 2003 was due primarily to decreases of €88 million in voice revenue and €22 million in domestic wholesale revenue, which were offset in part by an increase of €71 million in revenue from Internet access and connectivity. Other revenue declined by €45 million in 2003 compared to 2002. Total revenue before non-recurring items in 2002 represented a decrease of €234 million, or 7%, compared to total revenue before non-recurring items of €3,422 million in 2001. Fixed Line Services revenue before non-recurring items in 2001 included revenue of €31 million attributable to Infosources, €68 million attributable to Belgacom France and €25 million attributable to Alert Services Holding. These entities were disposed of in 2001 or in early 2002 and thus did not contribute any revenue to Fixed Line Services in 2002. Excluding revenue of disposed companies, Fixed Line Services total revenue before non-recurring items in 2001 would have amounted to €3,298 million. The decrease of €110 million in 2002 compared to 2001 was due primarily to a decrease in voice revenue and domestic wholesale revenue, which more than offset increases in Internet access and connectivity and data revenue.

Voice Revenue. Voice revenue consists of revenue from subscription fees and connection charges in connection with both analog (PSTN) and digital (ISDN) telephony lines, voice traffic (national, international and fixed-to-mobile), value-added services and the sale and rental of customer premises equipment.

The downward trend in voice revenue that began in 2001 slowed to a certain extent in 2002, but continued in 2003. Belgacom has experienced a decline in the number of PSTN and ISDN lines since 2001, primarily attributable to fixed-to-mobile substitution and the entry into the market of alternative fixed-line operators. The loss of fixed voice access channels resulted in a decrease in 2002 in subscription fees of €29 million, or 3%, from 2001, but revenue losses from subscription fees were more limited from 2002 to 2003. Revenue from voice traffic decreased by €114 million from 2001 to 2002 and by €82 million in 2003. The decrease in voice traffic revenue over the period from 2001 to 2003 was mainly due to decreases in national traffic revenue (14% in 2002 and 12% in 2003) resulting from increased competition, as well as mobile, e-mail and SMS substitution.

In 2002 and 2003, revenue from fixed-to-mobile and international traffic also generated less revenue as a result of competitive pressure on tariffs. Fixed-to-mobile traffic volumes remained stable from 2001 to 2003. International traffic volumes were stable from 2001 to 2002, but decreased by 2% in 2003.

Internet Access and Connectivity Revenue. Internet revenue consists of revenue from monthly subscription fees and connectivity fees for both narrowband and broadband Internet access as well as from Internet access terminals and Internet services.

Substitution from narrowband to broadband Internet access, together with growth in penetration of ADSL services in Belgium, resulted in an increase in Internet access and connectivity revenue, despite a decrease in Internet dial-up traffic. Internet dial-up traffic decreased by approximately 30% each year over the three years ended 31 December 2003. At the same time, the number of retail ADSL lines increased by 249,000 in 2002 and by 238,000 in 2003.

Data Revenue. Data revenue consists of revenue from leased lines and ADSL Bi-LAN access, connectivity revenue and services revenue, from services such as IPVPN and Frame Relay, and also from Network System and Integration services and data terminals.

Recently, many of Belgacom's customers have switched from leased lines to xDSL lines, primarily because xDSL lines are less expensive than leased lines providing similar services. Loss of revenue from leased lines has been more than offset by increased revenue from other data services, particularly connectivity services (IPVPN). In total, data revenue increased by 7% in 2002 and 2% in 2003.

Domestic Wholesale Revenue. Domestic wholesale revenue consists of voice and data connectivity and capacity services. Revenue decreased by 6% in 2002 and 2003 due to lower interconnection fees which reduced national traffic revenue and due to a decrease in the use of Belgacom's domestic wholesale services by national

operators for their national transit traffic. In addition, intervention of regulators led to lower revenue from regulated products. The decrease in revenues was partly offset by increased carrier access revenues as well as higher revenues for broadband access.

Other Revenue. Other revenue consists of revenue from International Data and Satellite Solutions, mobility revenue (mobile handsets sales and commissions paid for mobile products sold in teleshops), Directory Information Services, Belgacom Directory Services (pursuant to a commercial agreement with Promedia), payphones, Expercom (pre-paid telephone cards) and other Group subsidiaries. The decrease in other revenue in 2002 resulted from the absence of revenue from operations disposed of in 2001, primarily Belgacom France, Alert Services Holding and Infosources. Over the period from 2001 to 2003, the decrease in other revenue was primarily the result of declining revenue from International Data and Satellite Solutions and mobility.

Operating Expenses Before Depreciation and Amortization

For the year ended 31 December 2003, the Group's Fixed Line Services segment had total operating expenses before depreciation and amortization of €1,999 million, which represented an 8% decrease compared to 2002. The decrease was primarily the result of a decrease in direct costs, a decrease in expenses due to departures of personnel pursuant to the BeST restructuring and certain other one-time expenses recorded in 2002. Total operating expenses before depreciation and amortization decreased by 5% to €2,180 million for the year ended 31 December 2002, from €2,286 million for the same period in 2001. The decrease was primarily attributable to the absence in 2002 of operating expenses of disposed entities (Belgacom France, Infosources and Alert Services Holding) and to a slight reduction in the activities of the Fixed Line Services segment, which resulted in lower costs of materials and charges to revenue. The decrease in operating expenses in 2002 was offset in part by certain one-time expenses recorded in 2002, including certain real estate taxes, provisions in respect of outstanding litigation and impairment losses on tangible and intangible assets. Excluding operating expenses attributable to the disposed entities, operating expenses before depreciation and amortization and before non-recurring items would have amounted to €2,094 million in 2001.

Non-Recurring Items

Belgacom's Fixed Line Services segment recorded a non-recurring expense of €897 million for the year ended 31 December 2003 in connection with the transfer to the Belgian State of certain pension obligations of Belgacom. In 2002, Fixed Line Services recorded non-recurring revenue of €113 million, which is the sum of (i) the gain realized with respect to the contribution of its stake in Belgacom France to LDCom Networks and (ii) the gain recognized on Belgacom's stake in Alert Services Holding following a capital increase by SDI. For the year ended 31 December 2002, Belgacom also incurred a non-recurring expense of €754 million relating to the BeST program and a non-recurring expense of €9 million relating to Tritone. For the year ended 31 December 2001, Fixed Line Services recorded a non-recurring expense of €62 million related to the sale of the French ISP activities of Infosources and the termination of activities of Tritone.

Operating Income Before Depreciation and Amortization (EBITDA)

For the year ended 31 December 2003, operating income before depreciation and amortization decreased by €145 million, or 41%, to €212 million compared to €357 million for the year ended 31 December 2002. This decrease was due primarily to the non-recurring expense of €897 million in connection with the transfer to the Belgian State of pension obligations of Belgacom in respect of Pension Fund I, which exceeded the net non-recurring loss of €651 million in 2002. Excluding the impact of non-recurring items, operating income before depreciation and amortization would have been €1,008 million in 2002 and €1,109 million in 2003, and the increase in 2003 was due in large part to the absence of certain one-time expenses recorded in 2002.

For the year ended 31 December 2002, operating income before depreciation and amortization was €357 million compared to €1,074 million for the year ended 31 December 2001. This decrease was due primarily to the impact of non-recurring items in 2002 which amounted to negative €62 million in 2001 and negative €651 million in 2002. In addition, operating income before depreciation and amortization in 2001 was adversely affected by the results of operations of Infosources (negative €35 million), Belgacom France (negative €28 million) and Alert Services Holding (negative €5 million). Excluding the impact of non-recurring items and of disposed entities, operating income before depreciation and amortization would have decreased by 16%, to €1,008 million in 2002, compared to €1,204 million in 2001, due to lower revenue and increased operating expenses.

Depreciation and Amortization

For the year ended 31 December 2003, depreciation and amortization for Fixed Line Services decreased by 5% to €565 million from €593 million for the year ended 31 December 2002. This decrease was due in part to lower levels of capital expenditure in 2002 than in 2001.

Depreciation and amortization for Fixed Line Services increased in 2002 by €6 million, or 1%, compared to €587 million for the year ended 31 December 2001. The slight increase was due to a reduction in the estimated useful life of certain items which offset lower capital expenditure in the period.

Operating Income/(Loss) (EBIT)

For the year ended 31 December 2003, Fixed Line Services recorded an operating loss of €353 million compared to an operating loss of €236 million for the year ended 31 December 2002. This increase was due primarily to the non-recurring expense in 2003 of €897 million in connection with the transfer of certain pension fund obligations of Belgacom to the Belgian State, which was greater than the net non-recurring loss in 2002 of €651 million. Fixed Line Services recorded operating income of €488 million for the year ended 31 December 2001. The change from 2001 to 2002 was due primarily to the impact of non-recurring items in 2002.

Mobile Communications Services

The following table sets forth selected income statement data for Mobile Communications Services for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	**2002**	**2003**
		(€ millions)	
Revenue	1,758	1,801	1,957
Intersegment revenue	319	275	225
Total revenue before non-recurring items	2,077	2,075	2,181
Total operating expenses before depreciation and amortization	(1,224)	(1,069)	(1,068)
Total segment result	853	1,006	1,113
Non-recurring revenue	—	972	—
Operating income before depreciation and amortization (EBITDA[1])	853	1,978	1,113
Depreciation and amortization	(226)	(255)	(196)
Operating income (EBIT[2])	626	1,723	917

(1) Earnings before interest, taxes, depreciation and amortization.
(2) Earnings before interest and taxes.

Total Revenue Before Non-Recurring Items

The table below sets forth a breakdown of Mobile Communications Services revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		**2002**		**2003**	
	(€ millions)	**(%)**	**(€ millions)**	**(%)**	**(€ millions)**	**(%)**
Services revenue						
Voice services[1]	1,717	82.7	1,750	84.3	1,825	83.7
Data services[1]	161	7.8	243	11.7	305	14.0
Total services revenue	1,878	90.4	1,993	96.0	2,130	97.7
Other revenue[2]	199	9.6	82	4.0	51	2.3
Total revenue[3]	2,077	100.0	2,075	100.0	2,181	100.0

(1) Including roaming-in.
(2) Primarily revenue from handset sales and revenue attributable to Ben Nederland (inclusive of credits and discounts).
(3) Prior to intersegment eliminations.

Mobile Communications Services had total revenue before non-recurring items of €2,181 million for the year ended 31 December 2003, compared to €2,075 million for the year ended 31 December 2002 and of €2,077 million for the year ended 31 December 2001.

For the year ended 31 December 2001 and the three months ended 31 March 2002, the results of operations of Ben Nederland were included in the results of operations of Mobile Communications Services on a proportional basis. For the years ended 31 December 2001 and 2002, Ben Nederland contributed €159 million and €42 million, respectively, to Mobile Communications Services revenue. Excluding the contribution to revenue of Ben Nederland in 2001 and 2002, Mobile Communications Services revenue would have been €1,918 million in 2001, €2,033 million in 2002 and €2,181 million in 2003. The increase of 7% in 2003 was due to an increase in volumes, particularly usage, as the number of customers increased by only 2% in 2003 (primarily pre-paid customers). Revenue from voice services increased by 4% in 2003 and revenue from data services increased by 26% primarily from SMS.

Total Operating Expenses Before Depreciation and Amortization

For the year ended 31 December 2003, the Group's Mobile Communications Services segment had total operating expenses before depreciation and amortization of €1,068 million, nearly unchanged compared to €1,069 million in 2002. Total operating expenses before depreciation and amortization in 2002 decreased by €155 million, or 13%, compared to the year ended 31 December 2001. In 2001 and 2002, operating expenses included €198 million and €44 million, respectively, related to Ben Nederland. Excluding Ben Nederland, Mobile Communications Services operating expenses before depreciation and amortization would have been €1,068 million in 2003, €1,025 million in 2002 and €1,027 million in 2001. Excluding revenue and expenses attributable to Ben Nederland, operating expenses before depreciation and amortization as a percentage of revenue would have been 49%, 50% and 54% in 2003, 2002 and 2001, respectively. Slower growth in the number of Belgacom Mobile customers resulted in reduced activation commissions. Belgacom Mobile's cost of materials also decreased in 2002 as a result of lower prices for certain equipment purchased by Belgacom Mobile, but this decrease was offset by increased charges to revenue consisting primarily of content fees, roaming out charges and interconnection fees. In 2003, operating expenses before depreciation and amortization increased from €1,025 million to €1,068 million primarily due to increased charges to revenue and, in particular, interconnection fees and content fees.

Non-Recurring Revenue

For the year ended 31 December 2002, Mobile Communications Services recorded non-recurring revenue of €972 million with respect to the gain realized on the sale of Belgacom's shareholding in Ben Nederland.

Operating Income Before Depreciation and Amortization (EBITDA)

For the year ended 31 December 2003, operating income before depreciation and amortization for Mobile Communications Services decreased by €865 million, or 44%, to €1,113 million from €1,978 million for the year ended 31 December 2002. This decrease was due primarily to the absence in 2003 of non-recurring revenue. Operating income before depreciation and amortization for Mobile Communications Services in 2002 of €1,978 million represented an increase of €1,126 million over operating income before depreciation and amortization of €853 million for the year ended 31 December 2001. The increase was primarily the result of non-recurring revenue of €972 million in 2002 related to Ben Nederland, as well as increased voice and data revenues. Operating income before depreciation and amortization for the year ended 31 December 2001 also reflected a negative contribution from Ben Nederland amounting to €39 million, compared to a negative contribution of €2 million in 2002. Excluding the contribution from Ben Nederland and non-recurring revenue, operating income before depreciation and amortization would have been €891 million in 2001, €1,008 million in 2002 and €1,113 million in 2003. The 10% increase from 2002 to 2003 was primarily the result of increased revenue from data traffic, a high number of active customers (approximately 97%) and a reduction in the rate of churn (17%) despite the introduction of mobile number portability in October 2002. The increase in revenue from Mobile Communications Services was not offset by an increase in operating costs.

Depreciation and Amortization

For the year ended 31 December 2003, Mobile Communications Services depreciation and amortization decreased by 23% to €196 million from €255 million for the year ended 31 December 2002. This decrease was due primarily to a large part of capital expenditure in 2003 relating to assets under construction, which will not begin to be depreciated until the first period of their intended use. For the year ended 31 December 2002,

depreciation and amortization for Mobile Communications Services increased by €29 million, or 13%, compared to 2001. Depreciation and amortization would have increased by €46 million in 2002, excluding €10 million and €27 million of depreciation and amortization attributable to Ben Nederland in 2002 and 2001, respectively. This increase was due primarily to a full year of depreciation in 2002 of high levels of capital expenditure in 2001.

Operating Income (EBIT)

Mobile Communications Services' operating income was €917 million for the year ended 31 December 2003, compared to €1,723 million for the year ended 31 December 2002 and €626 million for the year ended 31 December 2001. Operating income in 2002 reflected the non-recurring gain referred to above. Excluding the non-recurring revenue and the contribution of Ben Nederland, operating income would have been €692 million in 2001, €763 million in 2002 and €917 million in 2003, and the increase was due to increasing revenue from voice and data services and was not offset by an increase in operating costs.

International Carrier Services

The following table sets forth selected income statement data for International Carrier Services for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
		(€ millions)	
Revenue	466	514	527
Inter segment revenue	140	111	99
Total revenue	606	625	626
Total operating expenses before depreciation and amortization	(569)	(619)	(598)
Total segment result	37	6	28
Non-recurring revenue/expense	—	—	—
Operating income before depreciation and amortization (EBITDA[1])	37	6	28
Depreciation and amortization	(16)	(11)	(26)
Operating income/(loss) (EBIT[2])	21	(5)	1

(1) Earnings before interest, taxes, depreciation and amortization.
(2) Earnings before interest and taxes.

Total Revenue

The following table sets forth the components of Belgacom's International Carrier Services revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Voice	557	91.9	590	94.4	603	96.3
Data	1	0.2	1	0.2	2	0.3
Capacity	13	2.1	10	1.6	8	1.3
Other[1]	35	5.8	24	3.8	13	2.1
Total revenue[2]	606	100.0	625	100.0	626	100.0

(1) Primarily revenue from infrastructure, telegraphy, telex and data communication services.
(2) Prior to intersegment eliminations.

For the year ended 31 December 2003, the Group's International Carrier Services revenue was €626 million, compared to revenue in 2002 of €625 million, which was an increase of €19 million, or 3%, compared to the year ended 31 December 2001. International Carrier Services external revenues grew from €466 million in 2001 to €514 million in 2002 and €527 million in 2003. The increase in revenue in 2002 and 2003 was attributable to growth in voice traffic, which was offset in part by lower prices due to increased competition and by a decline in traditional infrastructure and capacity leases.

Total Operating Expenses Before Depreciation and Amortization

For the year ended 31 December 2003, the Group's International Carrier Services segment had total operating expenses before depreciation and amortization of €598 million, which represented a 3% decrease compared to 2002. The volume related cost increase was more than offset by lower voice unit cost, by the reversal in 2003 of an impairment loss of approximately €9 million recorded in 2002 in respect of indefeasible rights of use purchased from Global Crossing and, to a lesser extent, to a decrease in international network costs. Total operating expenses before depreciation and amortization in 2002 increased by €50 million, or 9%, compared to 2001. The increase was due to an increase in the voice unit cost resulting from growth in voice traffic, while international network costs were stable, and due to the €9 million impairment loss.

Operating Income Before Depreciation and Amortization (EBITDA)

For the year ended 31 December 2003, operating income before depreciation and amortization for International Carrier Services increased by €22 million, to €28 million, compared to €6 million for the year ended 31 December 2002. Excluding the impact of the €9 million impairment loss recorded in 2002 and its subsequent reversal in 2003, International Carrier Services operating income before depreciation and amortization would have been €15 million in 2002 and €19 million in 2003. This increase of €4 million was due primarily to an increase in voice traffic and stable network costs despite pressure on voice unit margins. For the year ended 31 December 2002, operating income before depreciation and amortization for International Carrier Services decreased to €6 million compared to €37 million for the year ended 31 December 2001. Excluding the €9 million impairment loss, operating income before depreciation and amortization would have decreased by €22 million from 2001 to 2002. This decrease was due primarily to strong pressure on voice unit margins, partially offset by growth in voice traffic.

Depreciation and Amortization

For the year ended 31 December 2003, depreciation and amortization for International Carrier Services increased to €26 million compared to €11 million the year ended 31 December 2002. This increase was due primarily to additional depreciation recorded in 2003 as a result of certain downward revisions of the useful life of submarine cables. For the year ended 31 December 2002, depreciation and amortization for International Carrier Services decreased by €5 million compared to €16 million the year ended 31 December 2001. This decrease was a result of certain assets being fully depreciated at the end of 2001 and to the transfer of certain fixed assets to the Fixed Line Services segment.

Operating Income/(Loss) (EBIT)

For the year ended 31 December 2003, International Carrier Services operating income increased to €1 million compared to an operating loss of €5 million for the year ended 31 December 2002. This increase was due primarily to the increase in EBITDA exceeding the increase in depreciation. For the year ended 31 December 2002, International Carrier Services recorded an operating loss of €5 million compared to operating income of €21 million for the year ended 31 December 2001. This change was due primarily to an increase in operating expenses that exceeded the corresponding increase in revenue as a result of decreased prices due to competition, as well as the impairment loss of €9 million recorded in 2002. Excluding the impairment loss of €9 million recorded in 2002 and its subsequent reversal in 2003, International Carrier Services would have reported operating income of €4 million in 2002 and an operating loss of €8 million in 2003.

Outlook

The following outlook discussion contains forward-looking statements, including statements about the Company's beliefs and expectations. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. See "Forward-Looking Statements".

Fixed Line Services

Belgacom expects competition in the markets in which its Fixed Line Services segment operates to continue to be intense and, as a result, for voice revenue to decline in 2004. The Company observed at the beginning of 2004 the acceleration of certain downward trends, already visible at the end of 2003, in fixed-line voice traffic and loss of access channels. The Company believes that these trends are primarily the result of intense competition, including aggressive marketing campaigns by both Telenet and Tele2 as well as by mobile

operators. In response, Belgacom commenced new customer promotions at the end of 2003 seeking to offset in part the declines in traffic and access channels with additional customer-oriented offers and tighter cost controls. These promotions include initiatives focused on lost customers, which are currently being introduced. It is currently not possible for the Company to estimate the extent to which the Company's initiatives will be successful in offsetting the expected decline in voice revenue.

Fixed Line Services revenue before non-recurring items was €3,188 million in 2002 and €3,108 million in 2003, representing a decline of €80 million, or 3%, in 2003. The Company currently estimates that if the trends observed in 2004 to date in the markets in which its Fixed Line Services segment operates continue throughout the year, and that its initiatives are not successful, Fixed Line Services revenue may decline by a similar percentage in 2004, although there can be no assurance that any decline in full year Fixed Line Services revenue in 2004 may not exceed, in total amount or on a percentage basis, that experienced in 2003.

Mobile Communications Services

Belgacom expects any revenue growth to be as a result of growth in penetration rates in Belgium, which is expected to be moderate, and any increases in ARPU led primarily by an increase in revenue from data services. At the same time, Belgacom expects the very challenging competitive environment for customers and services to continue as a result of competition from the other two licensed operators in Belgium and MVNOs. Belgacom's objective is, to the extent possible in the face of increasing competition and regulatory pressures, to maintain EBITDA margins near current levels and to limit any decline in EBITDA margins through the control of operating costs and the introduction of new services, primarily data services.

International Carrier Services

Belgacom anticipates that pressure on margin for voice transit services may continue following the decreases experienced in recent years and believes that any future revenue growth would be linked to increases in mobile voice transit services and growth of traffic from the liberalization of markets for telephony services in countries in Africa, Asia and the Middle East. In addition, the Company expects any increase in operating income before depreciation and amortization to be driven by increased mobile voice traffic and by improving its operational systems.

EBITDA Margin

As a result of the foregoing, Belgacom estimates that its operating income before depreciation and amortization margin will remain stable in the short term, although there can be no assurances that the Company will be able to fully offset expected declines in revenue with cost reductions.

Liquidity and Capital Resources

Cash Flow

The following table shows information regarding Belgacom's consolidated cash flow for the periods indicated.

	Year ended 31 December		
	2001	2002	2003
		(€ millions)	
Cash flow from operating activities	1,658	1,371	296
Cash flow from (used in) investing activities	(1,104)	710	(485)
Cash flow from (used in) financing activities	47	(1,560)	(575)
Net increase (decrease) in cash and cash equivalents	601	521	(764)
Cash and cash equivalents at beginning of the period	204	805	1,326
Cash and cash equivalents at end of the period	805	1,326	562

The Group's primary source of liquidity is cash generated from operations. Since 1998, Belgacom has met working capital needs and capital expenditures requirements with cash flow from operating activities. The Company believes that cash flow from operations and other sources of liquidity described below will be sufficient to meet working capital requirements for the 12 months following the date of this Offering Memorandum. In addition, the Group may also consider other possible sources of funds, such as dispositions of non-core assets or securitization of assets.

Cash flow from operating activities decreased by €1,075 million to €296 million in 2003, from €1,371 million in 2002. The decrease was primarily the result of the payment of €1,381 million to Pension Fund I in connection with the transfer of Belgacom's pension obligations. Cash flow from operating activities in 2002 of €1,371 million decreased by €287 million, or 17%, compared to €1,658 million in 2001. The decrease was primarily the result of the payment of an additional contribution to Pension Fund I of €281 million in 2002. Pursuant to the shareholders' agreement between the Company and ADSB, the Company had agreed fully to fund Pension Fund I by 2010.

Cash flow used in investing activities were €485 million in 2003 compared to cash flow from investing activities of €710 million in 2002. Cash flow used in investing activities was €1,104 million in 2001 compared to cash flow from investing activities of €710 million in 2002. The change was primarily the result of the acquisition of a UMTS license by Belgacom Mobile in 2001, resulting in total cash payments of €150.2 million, a decrease in other capital expenditures in 2002 and the receipt in 2002 of the net proceeds of €1,111 million primarily from the disposition of the Group's interest in Ben Nederland and Belgacom France. Capital expenditure also decreased in 2003 compared to 2002.

Cash flow used in financing activities decreased by €985 million to €575 million in 2003, compared to €1,560 million in 2002. Cash flow used in financing activities in 2003 was primarily for the acquisition of the Company's ordinary shares in connection with the 2003 Ordinary Share Purchase. Cash flow used in financing activities in 2002 were primarily for the distribution of the first tranche of €410 million of an extraordinary dividend to the shareholders in 2002 (see "Dividends and Dividend Policy") and the repayment of long-term debt in an amount of €597 million. Cash flow from financing activities were €47 million in 2001.

Capital Expenditure and Investments

The following table shows the Group's capital expenditure for the periods indicated.

	Year Ended 31 December		
	2001	**2002**	**2003**
		(€ millions)	
Fixed Line Services	506	367	336
Mobile Communications Services	453	165	149
International Carrier Services	29	34	17
Total capital expenditures	987	566	502

A significant portion of Fixed Line Services capital expenditure in 2003 related to investments in infrastructure to support the development of ADSL services. In addition, in 2003, the Group began deployment of a fiber network to connect street cabinets to local exchanges as part of its Broadway initiative. The Group invested in reinforcing the quality of its copper access network, which included the renewal of old cables and minor extensions of the copper network where necessary to provide access to new customers.

Most of the Group's capital expenditure in 2001 and 2002 related to networks and installations, which accounted for more than 50% of total capital expenditure in 2001 and 2002. These investments were undertaken to, among other things, further upgrade the Company's fixed-line network, develop ADSL technology (such as access network and transmission equipment) and expand and enhance the Belgacom Mobile mobile telephony network in Belgium. In addition, in March 2001, Belgacom Mobile acquired a UMTS license for €150.2 million and this amount was included in Mobile Communications Services capital expenditure in that year.

The Group anticipates capital expenditures to be approximately €615 million for 2004. Approximately €400 million of this capital expenditure is expected to be targeted at the Fixed Line Services segment (for investments in fiber optic cables, transmission equipment and IT hardware and application software) and approximately €200 million is expected to be invested in network and information technology operations and products and services engineering for Mobile Communications Services. In addition, the Group estimates that approximately €15 million will be targeted to investments in International Carrier Services.

The Group estimates that total capital expenditure in relation to the Broadway initiative will be approximately €300 million over the next three years in order to deploy its fiber network, install the remote optical platforms and launch VDSL services in the major cities in Belgium. The Group has targeted coverage of approximately 46% of Belgian population by the end of 2006. In addition, the Group estimates that it will spend between €150 million and €200 million over the next three years in relation to its UMTS network investments, depending on market demand and competitive pressure.

Capital Resources

To date, the Group has financed its operations primarily from cash flows from operations. The Group has a $1.0 billion Euro Medium Term Note program, under which €50.7 million was outstanding as of 31 December 2003, and a €1.0 billion short-term Commercial Paper program, which had no amounts outstanding as of 31 December 2003. Belgacom also has bilateral credit facilities with a group of banks, with an aggregate commitment of €749 million as of 31 December 2003.

Access to international capital markets and its associated cost of funding depend in part on Belgacom's credit ratings. Belgacom maintains a regular dialog with the principal credit rating agencies which review Belgacom's ratings periodically. Standard & Poor's and Moody's Investors Services have rated Belgacom's long-term debt AA- and Aa3, respectively. Prior to the date of the Protocol Agreement, the Company's long-term debt was rated AA by Standard & Poor's and was under negative outlook. Following the announcement of the Protocol Agreement, Standard & Poor's revised the Company's long-term debt rating to AA- while maintaining the negative outlook. Standard & Poor's stated that it revised the Company's long-term debt rating because it believed that the Company's public listing could potentially result in a more aggressive financial policy and business strategy. The Company does not believe that transactions contemplated by the Protocol Agreement (including the 2003 and 2004 Ordinary Share Purchases) or the downgrade of its rating will have a material impact on its ability to attract further debt financing in the future. In addition, the Company has established internal guidelines such that it will not achieve a level of gearing that would cause its ratings to fall below certain levels.

The table below sets forth amounts outstanding under Belgacom's $1.0 billion Euro Medium Term Note program, Belgacom's €1.0 billion short-term Commercial Paper program and its credit facilities as of 31 December 2003.

	Size of Program	Principal Amount Outstanding as of 31 December 2003	% Outstanding
Euro MTN program	$1.0 billion	€50.7 million (1)	6
Short-term commercial paper program	€1.0 billion	None	None
Credit facilities	€749.0 million (2)	None	None

(1) Consists of a €20 million reverse convertible bond due 2004 (a bond issued by Belgacom Finance where payment upon maturity or early conversion will be linked to the then current level of the Dow Jones EuroStoxx Technology index) and a €30.7 million bond due 2005.

(2) Consists of €501 million of short-term credit facilities and €248 million of long-term credit facilities.

On 25 February 2004, Belgacom entered into a €750 million syndicated loan facility with a number of banks, of which Fortis Bank, ING Belgium and BNP Paribas are acting as Mandated Lead Arrangers. One tranche of the facility has a term of 364 days and the remaining tranche of the facility has a maturity of five years. Funds borrowed under the facility will bear interest at floating rates set by reference to EURIBOR. As of 26 February 2004, Belgacom had no amounts outstanding under this facility.

All of the Group's outstanding interest-bearing debt obligations contain negative pledge provisions that restrict the pledge of assets to secure future borrowings without granting a similar secured status to existing lenders. The syndicated loan facility also contains certain financial covenants.

Contractual Obligations and Commercial Commitments

Operating Lease Commitments

Belgacom rents sites for its telecommunications infrastructure and leases buildings, technical and network equipment, as well as furniture and vehicles, under operating leases with terms of one year or more. Rental expenses in respect of these operating leases amounted to €150 million in 2001, €152 million in 2002 and €141 million in 2003.

The following table sets forth future minimum rentals payable under the Company's operating leases as of 31 December 2003.

	Within one year	From 1 to 3 years	From 3 to 5 years	More than 5 years	Total
			(€ millions)		
Buildings	21	32	21	78	151
Sites	12	32	12	5	62
Technical and network equipment	47	32	31	57	167
Furniture	2	3	1	1	8
Vehicles	23	33	13	1	70
Total	105	132	78	142	458

Capital Commitments

As of 31 December 2003, the Group had contracted commitments of €42 million for the acquisition of intangible assets and new machinery and equipment.

Cross-Border Lease Arrangements

During the period from 1996 through 2001, Belgacom entered into several cross-border lease arrangements (sale and lease back transactions and lease out/lease in transactions) relating to a number of its fixed line and mobile switches. Under the terms of the arrangements, which have a duration of 13 to 16 years, the Group received at inception a total amount of $684 million and placed a total of $654 million on deposit with financial institutions with a rating of AA- or higher. Belgacom entered into non-refundable payment undertakings with these financial institutions whereby the amounts on deposit will be used to meet future lease rentals. Belgacom guarantees through the cross-border lease arrangements the payment of a termination fee (maximum of 12% of the transaction size) in the event of early termination of the lease.

In September 2002, Belgacom sold its stake in Ben Nederland, but, in respect of its cross-border lease arrangements, continued to guarantee the payment of future lease rentals in the amount of €52 million in the event of insolvency of the deposit banks (which are rated AAA or AA- by Standard & Poor's). The term of the lease expires in 2012.

Other Rights and Commitments

As of 31 December 2003, Belgacom had received purchase commitments from its customers totaling €15 million. In addition, Belgacom issued guarantees to the European Investment Bank (the "EIB"), totaling €121 million, of which €59 million will expire on 20 May 2004 and €62 million will expire on 27 May 2004. Belgacom issues guarantees primarily to support funding programs, such as those guarantees issued to the EIB by Belgacom Services SA in respect of loans to the Company. In addition, Belgacom had granted bank guarantees of €31 million as of 31 December 2003 to its customers to guarantee, among other things, the completion of works. Included in the €31 million is a portion of the commitment by the Company to the Walloon Region of Belgium to guarantee execution by Wallonie Intranet SA ("WIN SA"), a subsidiary of Belgacom, of all obligations provided for in WIN SA's contractual agreement with the Walloon Region. The commitment, which is renewable, is for €7.3 million. Belgacom also issues guarantees in favor of tax authorities in respect of payments under pending conflicts involving Group companies. Belgacom also had received guarantees of €16 million from its suppliers as of 31 December 2003.

The Group has certain rights and commitments towards SDI related to the put and call option on its 28% shareholding in Alert Services Holding. The Group has a put option from 1 January 2003 through 1 January 2009 whereby Belgacom can sell at a minimum strike price of €40 million the remaining 28% stake. SDI has a call option on the same stake from 1 January 2006 up to 1 January 2009 at the same price as the Belgacom put option.

Qualitative and Quantitative Disclosure About Market Risk

The Group is exposed to various market risks, including liquidity, interest rate and foreign currency exchange rate risks associated with its underlying assets, liabilities and anticipated transactions. Market risk is the potential loss arising from adverse changes in market rates.

The Group's Treasury Department is responsible for supervising exposure to market risk that arises in connection with operations and financial activities. The activities of the Treasury Department in managing exposure to market risk are subject to treasury policies addressing such practices as the use of derivatives, hedging and approval of exposure to counterparties. These policies are approved by the Group's senior management within a framework set out by the Company's Board of Directors. The Treasury Department acts as the internal bank for the Group with the responsibility for foreign currency exchange rate risk, interest rate risk and liquidity risk management for the Group. To adequately manage exposures to these market risks, Belgacom selectively enters into derivatives. Belgacom does not hold or issue derivatives for trading or speculative purposes.

The following discussion and tables, which constitute "forward-looking statements" that involve risk and uncertainties, summarize the Group's market-sensitive financial instruments including their fair value, maturity and contract terms. These tables address market risk only and do not present other risks that the Group faces in the normal course of business, including country risk and legal risk.

Interest Rate Risk

The Group regards fluctuations in interest rates as its major market risk exposure. However, because the Group's outstanding indebtedness has decreased over the last years, the exposure to interest rate risk has been reduced. The following table sets out the Group's long-term interest-bearing liabilities at market value.

	As of 31 December		
	2001	2002	2003
	(€ millions)		
Unsubordinated debentures	389	396	345
Credit institutions	425	125	0
Derivatives held for hedging	0	0	2
Other derivatives	13	25	24
	827	547	371

To manage the exposure to changes in interest rates and to lower the overall costs of financing, the Group uses interest rate swaps, interest rate and currency swaps, interest rate caps and forward rate agreements. The Group also achieves fixed rates on its borrowings by using fixed rate debt. The Group uses interest rate swaps to exchange the interest rate exposure on the underlying assets or liabilities from a fixed interest rate to a floating interest rate or vice versa.

All of the Group's long-term debt is unsecured. However, the terms of certain long-term debt obligations require early repayment, if the ownership of the Belgian State in Belgacom falls below 50% plus one share. The amount subject to such early repayment provisions was €121 million as of 31 December 2003.

The Group's policy is to maintain at all times the share of floating rate debt instruments below 50% of the Group's debt. As of 31 December 2003, the Group satisfied this 50% threshold based on assumptions and the "value-at-risk" model currently implemented by the Company and after taking into account the effect of interest rate swaps. The table below provides information about the Group's long-term fixed and floating rate debt as of 31 December 2003 based on nominal value.

	Maturities, year ended 31 December				
	2004	2005	2015	2026	Total
	(€ millions, except percentages)				
Long-term debt[1]					
Fixed rate	62.0	55.7	144.0	—	261.7
Interest rate	5.260%	4.974%	6.195%	—	—
Floating rate	79.3	—	—	72.5	151.8
Spread to EURIBOR	(0.132)%	—	—	(0.150)%	—
Total	141.3	55.7	144.0	72.5	413.5

(1) Includes current portion of debt.

The Group estimates that each increase of 100 basis points, or 1% in interest rates, on its current debt portfolio would result in a maximum increase in financial charges of approximately €2 million.

Foreign Currency Exchange Rate Risk

The Group has limited foreign exchange exposure and it relates primarily to the Company. In 2003, the Company generated approximately €150 million of revenues and approximately €275 million in expenses in currencies other than the euro, primarily the US dollar, British pound sterling and special drawing rights. Special drawing rights are a "basket" currency created by the International Monetary Fund consisting of US dollars, euro, pounds sterling and yen. This currency is frequently used between telecommunications operators in order to calculate their monthly payable/receivable balances as a consequence of the traffic transiting among telecommunications operators. A significant percentage of these revenues and expenses provide a natural hedge against foreign currency exchange rate risk.

The Group manages its remaining foreign currency exchange rate risk by hedging most of its exposure through various derivatives, such as cross currency swaps, currency options and forward foreign exchange contracts. In order to hedge currency exposures, a procedure to report these exposures to the Treasury Department has been established.

Liquidity Risk and Credit Risk

Credit risk arising from the inability of a counterparty to meet the terms of Belgacom's financial instruments is generally limited to the amount, if any, by which the counterparty's obligations exceed the obligations of Belgacom.

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event the counterparty fails to perform its obligations in relation to each class of recognized financial assets, including derivatives, is the carrying amount of those assets as indicated in the balance sheet.

Belgacom is exposed to credit loss in the event of non-performance by counterparties on derivatives, but does not anticipate non-performance by any of these counterparties, given their credit ratings. The amount of such exposure equals the market value of such contracts. Belgacom generally does not require collateral or other security from the counterpart as these are highly rated financial institutions. To reduce the risk of counterparty failure, Belgacom sets credit limits based on the individual ratings of counterparties by well-known rating agencies.

Due to the diverse portfolio of products and services Belgacom provides, there were no credit concentrations existing as of 31 December 2003. This includes concentrations in the volume of business transacted with a particular customer, supplier or lender, as well as concentrations of revenues from particular products and services. Concentration of credit risk relating to local accounts receivable is limited due to the large number of customers. For accounts receivable from foreign telecommunication operators, the concentration of credit risk is also limited due to netting agreements with accounts payable to these companies, prepayment obligations, imposed bank guarantees and credit limits delivered by credit insurers.

Assumptions Upon Adoption of IFRS

In connection with the creation of its IFRS financial statements for the three years ended 31 December 2001, 2002 and 2003, the Company established certain assumptions, which remained constant over the three years. The Company does not believe that any of these assumptions has a material effect on the Group's financial statements as a whole. Certain of these assumptions are set forth below.

Business Combinations

The Company elected to apply the exemption provided by IFRS 1 in respect of business combinations and therefore did not apply International Accounting Standards 22 ("IAS 22") to business combinations that occurred prior to the transition date of 1 January 2001. If the Company had adopted IAS 22, it would have recognized additional goodwill in connection with business combinations that occurred prior to 1 January 2001. The additional goodwill would have been written down as part of divestments in 2001.

Segment Reporting

In connection with the creation of its IFRS financial statements, the Company established three segments for financial reporting purposes: Fixed Line Services, Mobile Communications Services and International Carrier Services. As a result, the Company had to make certain assumptions regarding the allocation of operating expenses, central overheads, segment assets and segment liabilities between Fixed Line Services and International Carrier Services (which is not a stand-alone legal entity).

THE BELGIAN TELECOMMUNICATIONS MARKET

Overview

The Belgian fixed-line market has been liberalized since 1 January 1998. In addition, regulatory measures have been adopted to promote competition. As of 31 December 2003, the Belgian Government had granted 56 licenses to fixed operators (21 holding both public network infrastructure and voice telephony licenses, 28 holding public network infrastructure-only licenses and seven holding voice telephony-only licenses), and three GSM licenses and three UMTS licenses to mobile operators. In addition, a total of 142 operators without licenses and service providers had notified the BIPT of their services. The Company had interconnection agreements with 21 operators in Belgium as of 31 December 2003.

Telecommunications operators in Belgium are subject to a specific regulatory framework. Additional regulatory requirements are imposed on operators designated as having "significant market power" (currently only the Company in the fixed-line market and Belgacom Mobile and Mobistar in the mobile and interconnection markets). In particular, fixed-line operators are required to provide carrier selection and carrier pre-selection services. In addition, Belgacom, as an operator with significant market power, is required to observe the principles of cost orientation, transparency and non-discrimination for its retail and regulated wholesale services. In particular, Belgacom must make available interconnection, transmission capacity and infrastructure facilities (unbundling of the local loop and co-location) to competing operators in a transparent and non-discriminatory manner and observing the principles of cost orientation. See "Regulation".

The Belgian telecommunications market is an advanced market in terms of fixed-line, mobile and broadband penetration. Fixed-line penetration in Belgium was approximately 74% in terms of total households as of 31 July 2003 and mobile penetration based on active customers was approximately 76% of the total population as of 31 December 2003. As a result of extensive ADSL and cable coverage, Belgium has one of the highest broadband penetration rates in Europe in terms of the percentage of households penetrated (approximately 29% as of 31 December 2003) and is among the world leaders in broadband penetration. As of 30 September 2003, Belgium had a broadband penetration of approximately 27% in terms of households compared to the EU average of approximately 12%. Belgium has the second highest ADSL penetration rate in Europe in terms of the percentage of households penetrated, with approximately 18% as of 31 December 2003.

The Company estimates, based on independent research, that Belgium had a cable penetration rate of approximately 93% in terms of total households as of 31 December 2003. Certain cable operators provide broadband services via cable, and in the northern part of Belgium, Telenet provides voice services over cable. In the southern part of Belgium, however, only a few cable operators currently have licenses to provide voice services. Residential Internet penetration in Belgium, at approximately 36% in terms of total households, is close to the Western European average and has shown steady growth over recent years. The PC penetration rate in Belgium was approximately 56% in terms of the percentage of households as of 31 December 2003.

The following table sets forth certain information for Belgium and the EU as of and for the year ended 31 December 2003:

	Belgium	EU
Total GDP (billions of US dollars)	300	10,438
Total population (millions)	10.3	381.3
GDP per capita (US dollars)	29,202	27,375
Unemployment (%)	12.7	8.8
Inflation (%)	1.4	1.4
2002 to 2003 GDP growth (%)	2.0	1.9
Population density (hbts/km^2)	337	121

Source: The Economist Intelligence Unit, October/December 2003

Fixed Line Services

Belgium had a fixed-line penetration rate of approximately 74% in terms of total households as of 31 July 2003. The following table sets out certain data relating to the Belgian fixed-line market as of the dates indicated:

	As of and for the year ended 31 December		
	2001	2002	2003
Number of access channels (voice)[1] *(thousands)*			
PSTN	3,769	3,729	N/A
ISDN basic	872	867	N/A
ISDN primary	283	312	N/A
Cable voice	208	212	N/A
Total access channels (voice)	5,132	5,120	N/A
Number of access channels (broadband)[2] *(thousands)*			
ADSL	230	519	784
Cable Internet	201	353	490
Total access channels (broadband) *(thousands)*	431	872	1,274
Total access channels (voice and broadband) *(thousands)*	5,563	5,993	N/A
Fixed telephony traffic *(millions of outgoing minutes)*	25,431	24,115	N/A
National calls *(including Internet traffic)*	21,779	20,295	N/A
International calls	1,798	1,806	N/A
Fixed-to-mobile calls	1,854	2,015	N/A
Internet access subscribers *(thousands)*	1,394	1,694	1,893
Dial-up subscribers	963	822	619
Broadband subscribers	431	872	1,274
ADSL	230	519	784
Cable	201	353	490

Source: BIPT; ISPA.

(1) PSTN, ISDN and cable voice access channels, with a PSTN line counting as one channel, an ISDN basic line counting as two channels, an ISDN primary line counting as 30 channels and a cable voice channel counting as one channel.

(2) ADSL and cable Internet access channels, with an ADSL line counting as one channel and a cable Internet channel counting as one channel.

Prior to 1998, Belgacom was the sole provider of fixed domestic voice telephony traffic in Belgium. As of 31 December 2003, the Belgian Government had granted 56 licenses to fixed operators (21 holding both public network infrastructure and voice telephony licenses, 28 holding public network infrastructure-only licenses and seven holding voice telephony-only licenses). Within the domestic fixed-line services market in Belgium there are direct access operators and indirect access providers (carrier selection/pre-selection operators). Direct operators have their own networks and are capable of offering an access channel directly to customers. As of 31 December 2003, there were nine direct access operators in Belgium, of which the principal operators include Belgacom, BT, Telenet, COLT, MCI Belgium and Versatel. Indirect access providers offer voice traffic using another operator's access channels. As of 31 December 2003, the principal indirect access operators providing services in Belgium were Citycall, Euphony, Phone-Plus, Scarlet and Tele2. In addition, certain service providers do not themselves hold individual licenses, but resell fixed-line communications services under their own brand name, using another operator's network and licensed services.

The liberalization of the Belgian telecommunications market and consolidation of and restructuring among providers have resulted in increased competition and increased pressure on volume and prices. In addition to increased competition, domestic fixed-line services volumes are declining due to mobile, e-mail and SMS substitution. As of 31 July 2003, Belgacom estimates, based on independent market research, that 23% of households were mobile-only in Belgium.

In the Internet access market, there has recently been a shift from narrowband Internet access to broadband Internet access due to the higher transmission speed and convenience of broadband access and flat rate tariffs. The main driver for the uptake of Internet access services in the residential market has been the emergence of broadband services. Broadband penetration represented over 67% of all Internet penetration in Belgium as of 31 December 2003.

High ADSL and cable penetration rates in Belgium have resulted in intense competition between ADSL providers and cable providers in the broadband market. Until recently, this competition led certain ADSL and cable providers in Belgium to offer substantial bandwidth at relatively low prices compared to the rest of Western Europe. The broadband market is different in the North and South of Belgium. In the Dutch-speaking northern part of the country, cable infrastructure has been consolidated by Telenet, which is actively marketing cable broadband offerings. This consolidation has not taken place to the same extent in the Brussels region or the French-speaking southern part of the country. As a result, the broadband market in the southern part of the country is a more fragmented competitive environment than in the northern part of the country, with 11 local cable operators providing broadband services, including Brutélé, Coditel and Teledis, as of 31 December 2003.

Belgacom, Scarlet, Tiscali and Versatel, which operate throughout Belgium, are the principal providers of ADSL services in Belgium. Belgacom provides wholesale ADSL services to other ADSL providers in Belgium.

Mobile Communications Services

As of 31 December 2003, Belgium had over eight million mobile telephony customers and the mobile penetration rate based on active customers in Belgium was approximately 76% based on percentage of the population, compared to 71% as of 31 December 2002. The development of this market in Belgium has been led by three mobile GSM operators, Belgacom Mobile, Mobistar and BASE, which had market shares of approximately 54%, 33%, and 13%, respectively, as of 31 December 2003 based on active customers.

The following table sets out certain information relating to the Belgian mobile communications market as of and for the dates indicated:

	As of and for the year ended 31 December		
	2001	2002	2003
Active mobile telephony customers[1] *(thousands)*	7,111	7,278	7,830
Pre-paid	4,387	4,539	4,956
Post-paid	2,724	2,739	2,874
Mobile penetration[1]	69.2%	70.8%	76.0%
Mobile communications revenues[2] *(millions)*	€2,835	€3,015	€3,134

(1) Source: EMC World Cellular Database. Based on active customers.
(2) Source: Company estimates based on independent research.

In March 2001, the Belgian Government awarded UMTS licenses to Belgacom Mobile, Mobistar and BASE. Belgacom Mobile paid €150.2 million for its UMTS license and Mobistar and BASE each paid €150.0 million for their licenses. A fourth license was offered, but was not purchased. Holders of UMTS licenses must pay an annual administrative fee of €250,000 plus €125,000 per Mhz of spectrum in use. Following postponements of earlier roll-out deadlines, holders of UMTS licenses were required to introduce and demonstrate UMTS technology by September 2003. To satisfy this requirement, the network installed by that time had to be of sufficient size to allow the technical evaluation of voice and data services over UMTS and to show the compatibility of services and devices with third generation standards. In addition, UMTS license holders in Belgium are required to introduce commercial services covering 30% of the Belgian population by 1 January 2006, 40% by 1 January 2007, 50% by 1 January 2008 and 85% by 15 March 2009. In July 2003, Belgacom Mobile was the first Belgian mobile operator to launch technical trial operations of its UMTS network. See "Regulation — Licensing and Notification Requirements — Mobile Services". Unlike in other European markets, none of the mobile operators in Belgium has made public statements regarding the anticipated launch of commercial services based on UMTS technology.

Another characteristic of the Belgian mobile market is that Belgian law allows the granting of handset subsidies only in limited circumstances, which reduces the subscriber acquisition and retention costs in comparison to other European markets.

Market Outlook

The following outlook discussion contains forward-looking statements, including statements about the Company's beliefs and expectations. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company cautions investors that a number of important factors

could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. In particular, Belgacom's results of operations may not be consistent with predicted market trends. See "Forward-Looking Statements".

The Company estimates, based on independent research, that the value of the Belgian fixed-voice telephony market as of 31 December 2003 was approximately €2.3 billion, as compared with approximately €3.1 billion for the mobile communications market, approximately €1.2 billion for the fixed data and Internet market and approximately €0.8 billion for the domestic wholesale market. It estimates that growth in the Belgian telecommunications market will be led by fixed data and Internet services, as well as by mobile communications and to a lesser extent wholesale. The Company estimates, based on independent research, that the compound annual growth rate of the fixed data and Internet market will be approximately 12% from 2002 to 2006, as compared with 5.8% for mobile communications and 1.8% for the domestic wholesale market. It predicts, however, that this growth could be offset to a certain extent by a decline in fixed-voice telephony, which it estimates could decline at a compound annual rate of 1.5% from 2002 to 2006. The Company estimates, based on TeleGeography research, that the compound annual growth rate of the international carrier services market will be approximately 5% from 2003 to 2006.

According to Strategy Analytics, another independent market researcher, the number of PSTN and ISDN access channels as a percentage of the population in Belgium is likely to decline, while at the same time, broadband penetration as a percentage of households in Belgium is likely to increase in the short term.

BUSINESS

Overview

Belgacom is the leading telecommunications company in Belgium and a market leader in a number of areas, including retail and wholesale fixed-line telephony services, mobile communications services and broadband data and Internet services. For the year ended 31 December 2003, the Group had total revenue of €5,454 million and operating income before depreciation and amortization (excluding non-recurring items) of €2,250 million.

Belgacom operates in the following three business segments:

- *Fixed Line Services.* Belgacom is the leading provider of fixed-line communications services in Belgium, offering a comprehensive range of voice, data and Internet fixed-line services to residential and business customers. As of 31 December 2003, Belgacom provided approximately 5.2 million fixed access channels in the residential and business markets, including 984,000 ISDN and 670,000 ADSL retail access channels. Belgacom is the leading ISP in Belgium, offering narrowband and broadband Internet access to approximately 1,000,000 subscribers as of 31 December 2003. In addition, Belgacom provides regulated and commercial wholesale services to other operators and service providers in Belgium.
- *Mobile Communications Services.* Belgacom is the leading provider of mobile communications services in Belgium, with approximately 4.2 million active customers as of 31 December 2003. Belgacom Mobile had an estimated market share of approximately 54% based on active customers as of 31 December 2003. The Group provides mobile communications services through Belgacom Mobile, which is 75% owned by Belgacom and 25% owned by Vodafone. Through the Proximus and Pay&Go brand names, for post-paid and pre-paid customers, respectively, Belgacom Mobile provides a broad range of mobile communications services to residential and business customers in Belgium, including traditional voice services, international roaming (in/out) services, data services (including SMS and MMS) as well as wholesale data services to third parties. Belgacom Mobile has recently entered into an agreement with Vodafone covering a number of areas, including the development of new products and services, and which Belgacom believes will increase operational synergies. See "— Mobile Communications Services — Relationship with Vodafone".
- *International Carrier Services.* Belgacom provides voice and data connectivity, capacity and infrastructure services to telecommunications operators and service providers worldwide. Belgacom estimates that it is the 11th largest operator worldwide in the international voice termination market in terms of traffic.

The Group's Fixed Line Services, Mobile Communications Services and International Carrier Services segments, respectively, accounted for 52%, 37% and 11% of the Group's total 2003 revenue (prior to inter segment eliminations) and 49%, 50% and 1% of the Group's total 2003 operating income before depreciation and amortization (excluding non-recurring items). The table below sets forth the revenue of the Group's business segments for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Fixed Line Services	3,422	62.6	3,188	59.7	3,108	57.0
Mobile Communications Services	2,077	38.0	2,075	38.9	2,181	40.0
International Carrier Services	606	11.1	625	11.7	626	11.5
Intersegment eliminations	(638)	(11.7)	(550)	(10.3)	(461)	(8.5)
	5,467	100.0	5,338	100.0	5,454	100.0
Non-recurring revenue	—		1,085		—	
Total	5,467		6,422		5,454	

The following charts set forth the percentage contributions of the Fixed Line Services, Mobile Communications Services and International Carrier Services segments to the Group's total revenue and operating income before depreciation and amortization, prior to inter segment eliminations and excluding non-recurring items for the year ended 31 December 2003.


Contribution to Revenue
Mobile Communications Services 37%
Fixed Line Services 52%
International Carrier Services 11%
Contribution to Operating Income before Depreciation and Amortization
Mobile Communications Services 50%
Fixed Line Services 49%
International Carrier Services 1%

The Group's organizational structure is designed to enable its business segments to maintain a strong, competitive position within their respective markets.


Belgacom SA/NV
100%
75%*
100%
Fixed Line Services
Mobile Communications Services
International Carrier Services
Residential Unit
Business Unit
Domestic Wholesale Unit

* *Owned 25% by Vodafone.*

History

The Company's business was originally operated as a public service by the *Régie des Télégraphes et des Téléphones – Regie van Telegrafie en Telefonie*. The RTT, established in 1930, was commissioned to supply telegraphy and telephony services in Belgium and was managed and controlled by a Belgian Government minister. Pursuant to the 1991 Law, which provided, among other things, a legal framework for liberalizing the telecommunications sector in Belgium, a separate Belgian communications regulatory authority was established and the RTT was reorganized as an autonomous public-sector enterprise called "Belgacom".

The Company entered into a five-year management contract (the "Management Contract") with the Belgian State in 1992, setting forth the terms and conditions governing Belgacom's provision of public telecommunications services. The Management Contract, which is still in effect, was renewed in 1998, but with a more limited scope than the original agreement. The current Management Contract requires the provision of limited services for civil defense and the provision of Internet access channels to schools, public libraries and hospitals. See "Regulation — Public Service — Missions of General Interest" and "Regulation — Status as an Autonomous Public-Sector Enterprise".

In December 1994, the Company was transformed into a limited liability company under public law. In March 1996, the Belgian State sold 50% less one ordinary share of the Company to ADSB. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions".

Belgacom launched the Proximus GSM cellular network on 1 January 1994. Belgacom Mobile was established on 1 July 1994 by Belgacom (75%) and AirTouch Communications (which subsequently merged with Vodafone) (25%).

In the last quarter of 1996, the Company established Belgacom Téléport SA, which in 1998 took over the activities of Espadon Télécommunications SA, and the resulting merged company was renamed "Belgacom France". The Company exchanged its 100% shareholding in Belgacom France for a 10.8% interest in LDCom Networks in March 2002, which was subsequently reduced to 8.1% as of 31 December 2003 as a result of increases in the capital of LDCom Networks in which Belgacom did not participate.

In 1998, the Company and Tele Danmark (now TDC) created Ben Nederland, one of five mobile phone operators in The Netherlands. At the time of establishment, the Company owned 70.6% of Ben Nederland and Tele Danmark owned 29.4%. In October 2000, T-Mobile, a subsidiary of Deutsche Telekom AG ("Deutsche Telekom"), acquired 50% minus one share of Ben Nederland, which acquired a UMTS license for The Netherlands for €395 million in October 2000. Belgacom sold its remaining shareholding in Ben Nederland to a subsidiary of T-Mobile between November 2001 and September 2002 for a total of €972 million.

During 2000, the Infosources Group and Belgacom formed a new company, Infosources, in which Belgacom held a 74% interest, to operate ISP activities in France and Belgium. The Belgian ISP activities were operated through Belgacom Skynet. The Infosources Group sold its French ISP business to Tiscali in November 2001, and between November 2001 and July 2002, Belgacom acquired the remaining minority interests in Infosources in order to reacquire 100% of Skynet. Skynet is now the trademark for Belgacom's portal activities.

Competitive Strengths

Belgacom believes it has a number of competitive strengths that position it as the leading telecommunications company in Belgium, including:

Belgium is an attractive and advanced market for telecommunications services.

Belgium benefits from a high per capita gross domestic product and a highly developed telecommunications market, which generates strong demand for telecommunications services. The fixed-line telecommunications market has been liberalized since 1998. Belgium has one of the highest broadband penetration rates in Europe and the second highest ADSL penetration rate of households in Europe, at approximately 29% and 18%, respectively, as of 31 December 2003. Due to its central geographic position and having its capital as the headquarters for several European institutions, Belgium also has a large amount of international traffic compared with other Western European countries. As a result of its relatively flat topography, capital costs for telecommunications infrastructure are relatively lower in Belgium. In the Belgian mobile communications market, there are currently only two other providers with GSM licenses, Mobistar and BASE, which are also the only two other operators with UMTS licenses. In addition, pursuant to Belgian law, mobile operators are permitted to subsidize the purchase of handsets only in limited circumstances.

Belgacom is the leader in fixed-line communications services in Belgium with strong brand recognition.

Belgacom is the leading provider of fixed-line communications services in Belgium. As of 31 December 2003, Belgacom had the largest fixed-line customer base in Belgium, with approximately 5.2 million fixed-line access channels. Belgacom has one of the best-known brand names in Belgium, which Belgacom believes, combined with its long established customer relationships, provides it with a strong platform from which to offer new products and services. In addition, Belgacom has the largest distribution reach of the telecommunications operators in Belgium, with its own shops, dealer network, account managers, call centers and website.

Belgacom Mobile is the leader in mobile communications in Belgium and benefits from its strategic relationship with Vodafone, its 25% shareholder.

Belgacom Mobile is the leading mobile telecommunications provider in Belgium. Belgacom Mobile's network covers over 99% of the Belgian population and it believes it is ahead of its competitors in Belgium in terms of market share, ARPU and percentage of active customers. As of 31 December 2003, Belgacom Mobile had approximately 4.2 million active customers and a market share of approximately 54%, based on active customers. Belgacom Mobile had an average blended ARPU of €40.3 per month for the year ended 31 December

2003, which Belgacom believes, based on publicly available data, was one of the highest ARPUs among European mobile operators for that year. Belgacom Mobile's 25% shareholder, Vodafone, was one of the world's largest mobile communications companies as of 31 December 2003 (as measured by proportionate subscribers). Belgacom Mobile has recently entered into an agreement with Vodafone covering areas such as the development of new products and services, as well as their cooperation in the development of operational synergies in procurement, including IT and technology, and the sharing of best practices. In addition, Proximus and Pay&Go are among the best-known mobile brand names in Belgium, which Belgacom believes provides Belgacom Mobile with a strong platform from which to offer new products and services. Belgacom Mobile's EBITDA margin was 51% in 2003.

Belgacom is the leading provider of DSL services in Belgium.

Belgacom was one of the first telecommunications operators in Europe to offer ADSL services and has the highest ADSL coverage rate in Europe, reaching 98% of the population in Belgium as of 31 December 2003. Belgacom had a market share of approximately 62% of the broadband market as of 31 December 2003, based on number of subscribers (including ADSL and cable), including its retail, wholesale ADSL offerings and BROBA, with wholesale ADSL and BROBA accounting for approximately 9% of the total broadband market. Belgacom is the leading ISP in Belgium, with approximately 1,000,000 retail subscribers and a retail market share of approximately 54% based on total Internet subscribers as of 31 December 2003.

Belgacom has the most extensive and technologically advanced network infrastructure in Belgium.

Belgacom has the most extensive fixed-line telecommunications network infrastructure in Belgium, covering almost 100% of the country. The Group's transport network and switching technology are entirely digital. To handle the recent substantial increase in data traffic, Belgacom has introduced Dense Wavelength Division Multiplexing ("DWDM"), which multiplies laser signals on the same fiber, and the new generation of Synchronous Digital Hierarchy ("SDH") transmission systems. Belgacom Mobile's dual band mobile network covers over 99% of the population of Belgium, offering a high quality of service and network availability in the country. In addition, Belgacom's extensive network makes it the principal provider of wholesale services to other national and international licensed operators in Belgium. In addition, Belgacom has plans to deploy gradually fiber across the country's most populated regions through the Broadway project. See "— Fixed Line Services — Residential Market — Broadband Internet Access — Broadway".

Belgacom continues to transform its business into a competitive, customer-driven enterprise focused on the Belgian market and has demonstrated its ability to manage change.

In anticipation of market liberalization, Belgacom began to transform its business from a state-owned monopoly to a competitive enterprise in 1995, with plans for personnel reductions in excess of 10,000 employees between 1997 and 2005. As of 31 December 2003, 9,654 employees had left Belgacom and 8,744 were involved in skill redeployment programs (BeST and PTS). In addition, 268 employees left the Company on 1 January 2004 and an additional 524 are scheduled to leave before February 2006 as part of the BeST program. Belgacom has also implemented cost reductions through organizational restructuring and various initiatives in its IT and operations. In addition, Belgacom has implemented a customer-focused, market-driven organizational structure by establishing business units designed to enhance its ability to meet its customers' demands. Belgacom has established the Belgacom Management Committee, which has eight members and has representatives from each of the Group's business units. Belgacom believes that it has created a more efficient decision-making process by reducing the most senior level of management from 23 persons to eight. In April 2003, Belgacom introduced its "SURF" program, which is designed to improve customers' experience and increase the value of the Belgacom brand through a number of initiatives. Through these measures, Belgacom has demonstrated its ability to bring about and manage changes to its organization and increase its flexibility.

Belgacom has focused on cash flow generation and takes a disciplined approach to the use of its capital resources.

Belgacom believes that its disciplined approach to liquidity management and the use of its capital resources are reflected in its strong balance sheet. Belgacom had net cash of €562 million as of 31 December 2003, and its long-term corporate debt is rated AA- by Standard & Poor's and Aa3 by Moody's Investors Services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capitalization". Belgacom has historically maintained capital expenditure as a percentage of revenue at a low level in comparison with the average for Western European telecommunications companies, partly as a result of Belgium's topography and population density and partly as a result of Belgacom's relatively higher revenues due to its market share compared to other fixed-line operators in Belgium. Belgacom has historically generated strong

cash flows and has recently initiated cost-saving initiatives to improve its operating margins. At the same time, while maintaining a prudent acquisition policy, Belgacom has invested in growth opportunities and enhanced the Group's network capabilities. Finally, Belgacom has increased its focus on the Belgian market and has sold a number of its international investments, including its shareholding in Ben Nederland, its mobile communications venture in The Netherlands.

Strategy

Belgacom's strategy is to focus on the core business areas where it has competitive advantages. In particular, it intends to retain its position as the preferred provider of telecommunications services in Belgium while maintaining profitability.

Belgacom's principal strategic objectives are to:

- Maintain its profitable market leadership in fixed-line and mobile communications services by:
  - offering segmented, customer-driven products and services;
  - building on its brands and the quality of its services to improve customer satisfaction and perception;
  - developing new value-added services made possible by advances in fixed and mobile broadband technologies; and
  - focusing on customer loyalty through customer care and quality and continued development of initiatives focused on lost customers.
- Achieve operational excellence by:
  - continuing to reduce its operating costs and to deploy its capital resources efficiently;
  - focusing on international industry benchmarking to promote "best in class" culture; and
  - continuing to simplify decision-making processes and to streamline administrative and support functions.
- Invest in profitable growth opportunities, including:
  - expanding its leading position in broadband by continuing to increase the number of ADSL subscribers and increase revenues through the introduction of new broadband services and by the gradual deployment of fiber optic cables in major cities in Belgium;
  - increasing its mobile revenues through the introduction of new data products and services;
  - focusing on profitable investment opportunities in segments where the Company believes external growth is necessary; and
  - remaining competitive in the international wholesale market by capitalizing on consolidation opportunities.

Fixed Line Services

Overview

Belgacom is the leading provider of fixed-line services in Belgium. Belgacom provides voice, Internet and data communications services to residential and business customers, as well as wholesale services to carriers and service providers in the Belgian market. In order to better meet customer needs and respond efficiently to market demands, Belgacom has organized its Fixed Line Services segment into three separate business units: Residential, Business and Domestic Wholesale.

The principal services Belgacom provides are:

- *Residential.* Belgacom provides traditional analog voice telephony service (PSTN access), digital fixed telephony service (ISDN access) and value-added services, such as call line identification presentation ("CLIP") and call forwarding, to residential customers (including small businesses, typically with five or fewer employees) throughout Belgium. Belgacom also provides narrowband Internet access (over PSTN and ISDN lines) and broadband Internet access (over high-speed ADSL) to residential customers, and offers content and web-based applications through its Skynet portal. As of 31 December 2003, Belgacom had approximately 3,285,000 PSTN, 379,000 ISDN and 589,000 ADSL access channels in the residential market in Belgium.

- *Business.* Belgacom provides PSTN, ISDN and ADSL services, as well as Internet services and value-added services, to businesses in Belgium, including public-sector entities. Belgacom also provides data access and connectivity services to its business customers, including leased lines and a range of data connectivity services under its Belgacom Interconnection of Local Area Networks ("BiLAN") brand. As of 31 December 2003, Belgacom had approximately 280,000 PSTN, 605,000 ISDN and 81,000 ADSL access channels and provided approximately 36,000 leased lines to business customers in Belgium.
- *Domestic Wholesale.* Belgacom provides regulated access services (including interconnection services, capacity and infrastructure services) and commercial wholesale services (including capacity, leased lines, ADSL data connectivity and value-added services). As of 31 December 2003, Belgacom provided these services to 93 carriers and service providers in the Belgian market.

For the year ended 31 December 2003, Belgacom generated revenue of €3,108 million (including non-recurring items) from its Fixed Line Services segment. The table below sets forth the principal components of Belgacom's Fixed Line Services revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Residential[1]	1,650	48.2	1,629	49.4	1,628	52.4
Business[1]	867	25.3	842	25.5	830	26.7
Domestic wholesale	351	10.3	332	10.0	310	10.0
Other[2]	554	16.2	498	15.1	340	10.9
Total revenue[3]	3,422	100.0	3,300	100.0	3,108	100.0

(1) Includes voice, Internet and data revenue.
(2) Includes revenue from, among others, International Data and Satellite Solutions, Skynet, Expercom, WIN SA and other Fixed Line Services revenue.
(3) Prior to intersegment eliminations.

Market Position

Following liberalization in 1998, increased competition in the Belgian market for fixed network telecommunications has resulted in a reduction in Belgacom's market share of fixed-line services. Despite increased competition for voice access and traffic, Belgacom has maintained a large share of the residential fixed-line market, primarily through its service quality, marketing initiatives and promotions. Belgacom had a market share, based on revenues, of approximately 81% and 76% of the Belgian fixed-line services market, as of 31 December 2001 and 2002, respectively.

Residential Internet penetration in Belgium was approximately 36% in terms of households as of 31 December 2003 and has grown over recent years. Belgacom has increased its market share in the residential market to over 50% (based on number of connections) as a result of publicity campaigns, including its provision of free narrowband Internet access services, and its provision of ADSL services.

Belgium has one of the highest broadband penetration rates in terms of household penetration in Europe (approximately 29% as of 31 December 2003), with ADSL being the leading broadband technology in Belgium. See "The Belgian Telecommunications Market". Through its ADSL offering, Belgacom is a market leader in broadband services in Belgium. Belgacom's retail market share of the Belgian broadband market (including business and residential customers) increased from approximately 42% as of 31 December 2001 to approximately 53% as of 31 December 2003, based on the number of connections, excluding wholesale ADSL services.

The following table sets out the number of Belgacom's ADSL lines and its share of total ADSL lines and broadband lines in the retail market as of the dates indicated.

	As of 31 December		
	2001	2002	2003
ADSL retail lines (*thousands*)	183	432	670
ADSL retail market share based on total ADSL lines	79.5%	83.4%	85.5%
ADSL retail market share based on total broadband lines[1]	42.1%	50.2%	53.1%

(1) Based on total broadband market, including cable operators.

Belgacom was one of the first operators in Belgium to offer a wide range of data connectivity services to business customers. Belgacom offers data services under its BiLAN services brand, the leading brand in Belgium in data connectivity services. Belgacom had an estimated market share of approximately 72% of data connectivity services as of 31 December 2003, based on revenue. Belgacom has the largest operational capacity, the most extensive network coverage and the largest installed base of corporate data products and services in Belgium.

Belgacom is the leader in the provision of domestic wholesale telecommunications in Belgium. Belgacom estimates that its share of domestic wholesale telecommunications revenue in Belgium was approximately 70% as of 31 December 2003.

Strategy

Belgacom is determined to retain its position as the preferred provider of fixed-line telecommunications services in Belgium. To achieve that objective and respond to increased competition in the Belgian market, Belgacom intends to:

- *Maintain its leadership position through continued focus on the customer.* A critical competitive factor for Belgacom is its ability to maintain customer loyalty, and Belgacom has, therefore, made customer satisfaction a primary objective. Belgacom seeks to adapt further its service and product offerings to its customers' needs in order to become a more customer-driven organization. Belgacom intends to better respond to customer needs by targeted communications and offers to specific customer segments. In April 2003, Belgacom launched its SURF program, which aims to improve its customers' experience and to increase the value of the Belgacom brand through a number of initiatives, including a new brand identity, renewed brand attributes (Simple, Uplifting, Reliable, Fresh), simplified customer-facing procedures and new internal values and methods to better align brand attributes and employee behavior with the needs of customers. Belgacom is also focusing on improving price perception of core products in order to increase customer trust.
- *Protect voice and access revenues.* Belgacom seeks to optimize its retail fixed-line voice revenues through increased efforts focused on customer loyalty (including customer care and quality of service) and initiatives focused on lost customers. The Company seeks to achieve this through differentiated offerings that meet customer needs and by improving price perception. The Company also aims to offer innovative value-added products and services and will adopt effective sales channel management.
- *Expand its leadership position in broadband services.* Belgacom is a leader in the provision of broadband services in Belgium and intends to continue to increase the number of its broadband customers and to increase revenues through the launch of new services using existing ADSL infrastructure. Belgacom believes that future broadband services will require greater bandwidth, and, in order to provide higher bandwidth and improved value-added services to its customers, Belgacom has started the Broadway program to upgrade its network through a gradual deployment of fiber optic cable. Belgacom plans to deploy fiber up to the street cabinets ("fiber to the curb") in major cities in Belgium and Belgacom is currently investigating the deployment of VDSL technology, which would allow it to offer bandwidths of up to 5 Mbps upstream and 15 Mbps downstream. Through the Broadway initiative, Belgacom intends to further improve its ability to offer to its customers existing and new broadband services, including faster Internet access, interactive digital television and video telephony to residential customers, and faster xDSL connectivity and total office solutions (such as ASP services, e-learning, security services and web conferencing) for business customers. Belgacom intends to make the investments to upgrade its network in a series of gradual, scalable steps, which it believes will allow it to modify the nature of the deployment of the upgrade to adapt to changes in the market.
- *Increase data revenues.* Belgacom intends to remain the leading provider of fixed-line data access and connectivity in Belgium. Belgacom estimates its share of Belgian data connectivity revenues was approximately 72% as of 31 December 2003 due to its successful BiLAN product range, including IPVPN. In order to become a leading participant in network and system integration in Belgium, maintain data access and connectivity revenues and increase data services revenues, Belgacom is developing packages of services targeted at small and medium-sized enterprises ("SMEs") and seeks to promote synergies between IT and communications businesses. Belgacom believes that the increasing need for data connectivity and services in Belgium presents an additional market opportunity for Belgacom.
- *Continue to reduce operating costs and manage capital resources efficiently to achieve operational efficiency.* Belgacom is introducing programs to optimize the use of its existing workforce, increase productivity and align the interests of its management and employees more closely with those of shareholders through performance-based compensation. See "Management and Employees —

Compensation of Directors and Executive Officers". Belgacom is looking for additional opportunities for Group synergies both to increase revenues and reduce costs. Through its HORIZON program, which the Group began to implement in 2003 and expects to continue implementing in future years, Belgacom aims to improve free cash flow generation through a reduction in operating expenditures and an increase in revenues. In addition, through HORIZON the Group is seeking to improve the utilization of capital expenditures by tightening its investment criteria and by improving its performance tracking of invested capital. Belgacom also expects to achieve cost reductions through staff reductions (pursuant to its BeST program), the implementation of cost reduction initiatives in its IT and operations through its HORIZON program and the pursuit of synergies with other Group segments. Belgacom's BeST program, launched in 2002, includes a planned staff reduction of approximately 4,000 employees between 2002 and 2005. As of 31 December 2003, 3,354 employees had left Belgacom and 2,144 employees were involved in skill redeployment programs as part of the BeST program. In addition, 268 employees left the Company on 1 January 2004 and an additional 524 employees are scheduled to leave before February 2006 as part of the BeST program. Finally, Belgacom believes it currently is not necessary to expand its existing PSTN/ISDN network and expects only to maintain it, allowing it to stabilize its operational costs.

Residential Market

Belgacom is the leading provider of telecommunications services to residential customers in Belgium. As of 31 December 2003, Belgacom provided services to approximately 2,750,000 households and approximately 400,000 small businesses (typically with five or fewer employees) in Belgium. Residential customers generated approximately 52% of Belgacom's Fixed Line Services revenue in 2003.

The following table sets out the breakdown of Belgacom's Fixed Line Services revenue from its residential customers for the periods indicated.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Voice:			
Access	755	737	738
Traffic	725	662	601
Total voice	1,480	1,399	1,339
Internet:			
Narrowband	113	91	65
Broadband	53	135	221
Total Internet	166	226	286
Data	4	4	3
Other(1)	210	143	148
Total revenue	1,860	1,772	1,776

(1) Includes revenue from International Data and Satellite Solutions, Skynet and Expercom and other Company retail revenue.

The table below sets forth the number of Belgacom's PSTN, ISDN and ADSL access channels in the residential market in Belgium as of the dates indicated, with a PSTN counting as one channel, an ISDN basic line counting as two channels and an ISDN primary line counting as 30 channels. ADSL lines count as one channel.

	As of 31 December		
	2001	2002	2003
	(thousands)		
PSTN	3,382	3,361	3,285
ISDN basic access	409	384	378
ISDN primary access	2	2	1
ADSL	165	383	589
Total number of access channels	3,958	4,130	4,253

The number of Belgacom's PSTN and ISDN access channels in the residential market grew until 1999, after which it began to decline as a result of mobile substitution and competition from other fixed-line and cable

operators, regulatory changes aimed at increasing competition, including unbundling of the local loop, the development of ADSL services and churn from customers resulting from measures such as number portability. Despite these pressures, Belgacom's Residential unit has been able to increase the total number of access channels over the three years ending 31 December 2003 without decreasing PSTN and ISDN access fees through increased customer focus, promotions, including free installation of PSTN lines for residential customers and the introduction of ADSL services.

Voice Access

Belgacom provides voice access to its residential customers through PSTN and ISDN lines.

PSTN. Belgacom's PSTN access service provides a single copper wire access channel connecting customer premises to Belgacom's analog network for basic telephony and dial-up narrowband Internet services. Under the universal service obligation of its fixed telephony license, Belgacom is required to make analog services accessible at an affordable price to all households and enterprises in Belgium.

ISDN. Belgacom's ISDN access service provides a single copper wire access channel capable of being used for a number of purposes simultaneously, including voice, data and facsimile transmission. ISDN also provides a higher quality connection with faster transmission of signals and higher bandwidth capacity than PSTN.

Voice Traffic

The table below sets forth Belgacom's telephony traffic volume in the residential market for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	**2002**	**2003**
	(millions of minutes)		
National voice traffic	8,685	7,584	6,490
International voice traffic[1]	511	504	459
Fixed-to-mobile traffic	1,010	1,003	965
Total traffic	10,206	9,092	7,914

(1) Excludes phone cards.

Prior to 1998, Belgacom was the sole provider of fixed domestic voice telephony services in Belgium. With voice telephony liberalization in 1998, new market entrants began offering competing services, resulting in increasing pressure on volumes and prices in Belgacom's markets. In addition to increased competition, Fixed Line Services volumes are declining due to mobile, e-mail and SMS substitution. Belgacom has sought to limit both volume and market share erosion by increasing customer focus and care, developing differentiated pricing and marketing initiatives.

Voice Telephony Services

Belgacom's principal service in the residential voice telephony market in Belgium is voice telephony services over PSTN and ISDN access channels. In addition to these telephony services, Belgacom offers a broad range of value-added and other services to residential customers.

Value-Added Services. Belgacom's range of value-added services for its residential customers includes CLIP, as well as services such as call forwarding, second call signaling, three-party calling, voicemail, Connected Name Identification Presentation ("CNIP"), fixed destination calling (allowing users to direct a call to a pre-programmed destination), ringback and video telephony. Direct revenues (excluding revenues from call completion and call forwarding) from value-added services in the residential market grew 33% over the last three years, from €27.5 million in 2001 to €36.6 million in 2003. Belgacom seeks to sustain growth in revenue from value-added services by launching innovative products, such as the ability to send and receive SMS messages on a fixed-line, which it launched on a limited basis at the end of 2002 and the introduction of cordless phones that enable customers to access contact details via a fixed-line telephone.

Directory Information Services. Belgacom's Directory Information Services provides directory assistance service in Belgium. Its directory assistance service handled approximately 42.7 million calls in 2003, in Dutch,

French, German and English, and generated revenue of €57.5 million, €56.1 million and €54.4 million for the years ended 31 December 2001, 2002 and 2003, respectively. This service is reachable 24 hours a day from any fixed or mobile network in Belgium. Directory Information Services is also responsible for the management of Belgacom's telephone number database, which includes listings of Belgacom customers and customers of other providers of telecommunications services in Belgium. Directory Information Services provides customized listings to external customers, such as directory publishers and listings brokers.

Belgacom Directory Services. In June 1998, Belgacom's subsidiary Belgacom Directory Services entered into a commercial agreement with Promedia, a subsidiary of the international publishing and information group VNU, whereby Belgacom Directory Services receives 25% of Promedia's operating profit each year. Promedia publishes residential directories (white pages) and commercial directories (yellow pages) of fixed-line and mobile telephone numbers in Belgium. Pursuant to the commercial agreement, the Company received €23.6 million, €24.9 million and €26.6 million in 2001, 2002 and 2003, respectively. The agreement may be terminated in certain circumstances, including in the event of a change of control of Belgacom, as defined in the agreement.

Payphones. Belgacom is required to provide public payphones throughout Belgium as part of the universal service obligation in its fixed-line operating license. Belgacom provides enhanced services through its payphones, such as recharging of cash cards. The use of payphones has declined in recent years as a result of the increased use of mobile phones. As of 31 December 2003, Belgacom had 14,785 public payphones throughout Belgium, a 5% reduction from 31 December 2002. Payphones generated revenue of €16.1 million in 2003.

Expercom. Expercom, a wholly owned subsidiary of Belgacom, markets and sells pre-paid telephone cards. Expercom offers inexpensive long distance telephony services through its XL-Call brand. The cards are distributed through 6,500 retail outlets in Belgium and are also sold electronically in Belgium through XL-Call e-shops. In 2003, Expercom sold approximately 4.2 million cards, generating revenue of €15.2 million.

Narrowband Internet Access

Belgacom currently offers customers narrowband Internet access through its PSTN and ISDN lines. Belgacom's PSTN lines and ISDN basic lines provide maximum download speeds of 56Kbps and 128Kbps, respectively, while ISDN primary lines can provide download speeds of up to 2 Mbps.

The table below sets forth the number of Belgacom's free and paying narrowband Internet subscribers and Belgacom's market share in the residential market as of the dates indicated.

	As of 31 December		
	2001	**2002**	**2003**
	(thousands, except market share)		
Free users[1]	338	319	281
Paying users[1]	83	61	46
Total narrowband subscribers	421	380	326
Market share (total residential users)[2]	47.5%	49.6%	55.7%

(1) Free users are not charged subscription fees for narrowband Internet access but are charged connection fees.
(2) Market share based on total active narrowband users (free and paying). Source: ISPA.

Recently, there has been a shift in demand from narrowband Internet access to broadband Internet access due to higher transmission speed, the convenience of subscribing to ADSL services, competition from cable providers and flat rate tariffs. As a result, revenues from Belgacom's narrowband Internet services in the residential market have decreased from €90.9 million in 2002 to €65.4 million in 2003. Belgacom offers basic narrowband access free of charge to compete with other free access providers and provides additional services to paying users. Both "free" and paying users are charged for minutes of use of the telephony services. For the three years ended 31 December 2001, 2002 and 2003, Belgacom had approximately 6.7 million minutes, 4.7 million minutes and 3.2 million minutes, respectively, of narrowband traffic (which included an insignificant amount of narrowband traffic of business customers). Despite the continuing decline in traffic and the competition from carrier selection code and carrier pre-selection code service providers, Belgacom has to date maintained a significant share of the Belgian residential market.

Broadband Internet Access

Belgacom currently provides broadband Internet access through ADSL. Extensive ADSL and cable coverage in Belgium has resulted in Belgium having one of the highest broadband penetration rates in Europe and one of the highest broadband penetration rates in the world. See "The Belgian Telecommunications Market". Belgacom began offering broadband services through ADSL in 1999, and its services were available to 98% of the Belgian population by the end of 2003. Belgacom was the market leader in the provision of broadband services in Belgium,, with a market share of approximately 53% based on number of subscribers (not including wholesale ADSL services) as of 31 December 2003.

Belgacom's ADSL offerings to residential customers can be tailored to customers' needs, with options on downstream speed and security services. Belgacom has two ADSL offerings for the residential market: ADSL Skynet Go and ADSL Skynet Plus. Both provide a maximum downstream speed of up to 3Mbps. ADSL Skynet Go can link one computer to the Internet and has a maximum upstream speed of 128Kbps. ADSL Skynet Plus can link up to four computers to the Internet and has a maximum upstream speed of 192Kbps.

ADSL competes with cable broadband services in Belgium, which has one of the highest cable penetration rates in the world, with 93% of households subscribing to at least basic cable services as of 31 December 2003. By comparison, as of 31 July 2003, approximately 74% of Belgian households subscribed to fixed-line services. As of 31 December 2003, 18% of Belgian households subscribed to ADSL services through fixed-line networks and cable Internet penetration in Belgium was 11% of total households. See "The Belgian Telecommunications Market".

Broadway. Belgacom is a leader in the provision of broadband services in Belgium and believes that the evolution of new broadband services will require greater bandwidth in the future. In order to enhance its position in the provision of broadband services and to allow for the development of, and to increase revenue from, new value-added services, Belgacom has initiated a program to upgrade its network through the gradual deployment of fiber, which it calls its "Broadway" initiative. Belgacom plans to deploy fiber up to the street cabinets ("fiber to the curb") in major cities in Belgium. Belgacom also is investigating VDSL technology, which would allow it to offer bandwidth of up to 15 Mbps downstream to the customer and up to 5 Mbps upstream from the customer. As of 31 December 2003, Belgacom had made capital expenditure of approximately €32 million in connection with the Broadway project. Belgacom estimates that it will spend approximately €300 million over the next three years in connection with the Broadway project and currently plans to make investments to upgrade its network in a series of gradual steps. Belgacom believes the Broadway initiative will further improve its ability to offer to its customers existing and new broadband services, including faster Internet access, interactive digital television, portal-based services to PCs, Internet communications tools (such as instant messaging) and video telephony, and to its business customers, including faster xDSL connectivity to provide spam and virus scanning, on-line back-up, e-learning services and Application Service Provider packages. Belgacom believes that its Broadway initiative will also help it to compete more effectively with the broadband offerings by Belgian cable operators. See "— Investment".

Skynet and Other Internet Services

To complement its Internet access offerings, Belgacom offers various Internet services to its residential customers, which are packaged with Belgacom's access services to form one-stop solutions for customers. These Internet services include:

- *web presence services*, including domain name, hosting, web-building and streaming services;
- *communications services*, including e-mail services;
- *broadband applications*, including content-on-demand and games services; and
- *security services*, including anti-virus, anti-spam, firewalls and content filtering.

Skynet. Through Belgacom Skynet, Belgacom offers a broad range of content services and solutions for e-marketing. Belgacom Skynet's portal had more than 2.7 million unique visitors in December 2003, resulting in more than 90 million page views that month, and was the second most visited website in Belgium (Source: Metriweb). The Company seeks to partner with established market leaders, such as Google, eBay and Match.com. Skynet is the leading opt-in (permission-based) e-mail marketing company in Belgium. Its JustForYou program counted over 370,000 opt-in members at the end of 2003.

Wi-Fi

In June 2003, Belgacom launched its Fast Internet via Wireless LAN, also known as "Wi-Fi". Belgacom's Wi-Fi "hotspots" allow customers to access the Internet via a laptop or PDA at specific access points, such as hotels and conference centers. As of 31 December 2003, there were over 228 Belgacom hotspots in Belgium. Users access the Internet from these hotspots via a pre-paid card, which is valid for one year. Since September 2003, users can obtain Internet access from a hotspot with an ADSL subscription package (using a personal log-in name and password). Proximus also operates its own, separate hot spots. Currently, it is not possible to roam between a Belgacom hotspot and a mobile network, and Belgacom hotspot pre-paid cards cannot be used to access the Internet in Proximus hotspots. See "— Mobile Communications Services — Product and Services — Data Services".

Customer Service and Marketing

As of 31 December 2003, Belgacom marketed services to residential customers through 96 Belgacom Teleshops and indirect sales channels, which include 80 retail outlets and 800 points of sales through distributors, including large retailers such as Carrefour and MediaMarkt. Belgacom also has eight customer care centers, which handle an average of 17,700 calls daily on weekdays, covering product information and guidance, billing inquiries, complaints and sales, and three call centers with dedicated sales forces that focus on winning back lost customers. Belgacom also has an e-channel (e-ordering), offering certain products through the Internet.

Business Market

Belgacom is the leading provider of telecommunications services to business customers in Belgium. As of 31 December 2003, Belgacom had approximately 51,330 business customers in Belgium (excluding small businesses, typically with five employees or fewer, which are included in Belgacom's residential customer unit). Business customers generated approximately 27% of Fixed Line Services revenue in 2003.

The following table sets out the breakdown of Belgacom's Fixed Line Services revenue from its business customers for the periods indicated.

	Year ended 31 December		
	2001	2002	2003
	(€ millions)		
Voice:			
Access	237	227	220
Traffic	379	327	307
Total voice	616	554	527
Internet	54	78	89
Data	196	210	214
Other(1)	129	114	105
Total revenue	995	956	935

(1) Includes revenue from International Data and Satellite Solutions, WIN SA, Digital Age Design SA/NV ("DAD") and Certipost and other Company retail revenue.

Belgacom offers PSTN, ISDN and ADSL access channels to its business customers. The table below sets forth the number of Belgacom's PSTN, ISDN and ADSL access channels in the business market in Belgium as of the dates indicated.

	As of 31 December		
	2001	2002	2003
	(thousands)		
PSTN(1)	322	306	280
ISDN basic access(2)	438	442	442
ISDN primary access(3)	153	161	163
ADSL(4)	18	49	81
Total number of access channels	931	958	966

(1) One channel.
(2) Basic access: ISDN access with two channels.
(3) Primary access: ISDN access with 30 channels.
(4) One channel.

As in the residential market, the number of Belgacom's PSTN and ISDN access channels in the business market has been decreasing since 1999 as a result of regulatory changes aimed at increasing competition, the emergence of direct access competitors and a decline in economic conditions generally, resulting in consolidation among Belgacom's customers and a reduction in spending by business customers. Belgacom has sought to limit the decrease in number of PSTN and ISDN access channels and increase the total number of access channels through quality of service, marketing efforts, including free conversion of PSTN to ISDN access channels and the provision of ADSL services. The number of Belgacom's ADSL access channels has increased since 2001, which has offset the decrease in PSTN and ISDN access channels and has led to an overall increase in the total number of Belgacom's access channels since 2001. Approximately 71% of its business customers subscribed to an ISDN line as of 31 December 2003.

Voice Traffic

The table below sets forth Belgacom's telephony traffic volume in the business market in Belgium over the three years ended 31 December 2003.

	Year ended 31 December		
	2001	2002	2003
	(millions of minutes)		
National voice traffic	3,297	2,922	2,612
International voice traffic	419	422	450
Fixed-to-mobile traffic	464	472	504
Total traffic	4,180	3,816	3,567

As in the residential market, business voice traffic is declining due to increased competition and mobile, e-mail and SMS substitution. In addition, for multi-site companies already possessing a data network, traffic between the different sites is being substituted by VoIP. Belgacom has sought to limit the decline in volumes and stabilize its market share through the development of differentiated pricing, as well as marketing initiatives aimed at customer needs and requirements.

Value-Added Services

Belgacom offers a range of value-added services to its business customers in addition to the value-added services available to its residential customers. See "— Residential Market — Voice Telephony Services — Value-Added Services". These services include freefone numbers (0800) and paying numbers at standard rates (078) and at premium rates (090, 077 and 070).

Broadband Internet Access

Belgacom offers broadband Internet access over ADSL to its business customers. As of 31 December 2001, 2002 and 2003, respectively, Belgacom had approximately 18,000, 49,000 and 81,000 ADSL subscriptions from business customers. Belgacom's ADSL offerings for its business customers (ADSL Skynet Pro Compact, ADSL Skynet Pro, ADSL Skynet Office and ADSL Skynet Premium) are tailored to customer needs, and include options on upstream bandwidth, the number of PCs that can be connected, downstream bandwidth (with the option to purchase additional capacity) and the provision of a dynamic or static IP-address. Belgacom's residential ADSL offers are also available to its business customers. See " — Residential Market — Broadband Internet Access".

In April 2002, Belgacom was the first incumbent fixed-line operator in Europe to launch Symmetric Digital Subscriber Line ("SDSL") based products, which provide upstream bandwidth of up to 2 Mbps. Belgacom offers its business customers three types of SDSL services: Fast Internet access, Lan2Lan connectivity access and BiLAN access. Due to the substantial difference in available upstream versus downstream speeds offered by ADSL, ADSL does not always address the requirements of business customers. Through these new SDSL services, Belgacom seeks to increase penetration into the SME market segment with low-cost and SDSL services responding to customer needs. Through SDSL, Belgacom also seeks to manage the substitution of digital leased line services and to promote the migration from analog leased lines to SDSL services.

Internet Services

To complement Belgacom's Internet access and connectivity services for its business customers, Belgacom offers various Internet services, including:

- *web presence services*, including domain name, hosting, web-building and streaming services;
- *Application Service Provider ("ASP") services*, including integrated Internet services to government institutions (*e.g.*, Publilink) and large companies;

- *video-conferencing services*, currently primarily based on ISDN access, but Belgacom plans to migrate these services to IP networks in the future;
- *communications services*, including e-mail services, outsourced e-mail services, Internet to fax services and X400;
- *broadband applications*, including e-learning; and
- *security services*, including anti-virus, anti-spam, firewalls, content filtering and the reselling of Certipost products (*e.g.*, public key infrastructure and secure mail).

Skynet and Other Internet Businesses

In addition to its Skynet portal targeted at the residential market, Belgacom operates a Skynet portal targeted at the business market, offering tailored information, tools and services to business customers. Belgacom has a number of other Internet-related businesses offering services to business customers, including DAD, WIN SA and Certipost. Through DAD, which is 85% owned by Belgacom, Belgacom manages complex Internet projects for business customers in Belgium, as well as other European countries. WIN SA, a wholly owned subsidiary of Belgacom, is a telecommunications operator active in the southern portion of Belgium that offers advanced data solutions (Internet, housing, IPVPN and e-applications) for business customers. Certipost, Belgacom's joint venture with The Belgian Post, offers secured electronic communications services to consumers, companies and public authorities.

Wi-Fi

In June 2003, Belgacom launched Fast Internet via Wireless LAN for both residential and business users. From Belgacom hotspots, business users can, in certain cases, set up a secure connection to their company's network, depending on the protocol used and the company's application. See "— Residential Market — Wi-Fi".

Data Access

Belgacom's leased line portfolio, which includes three standards of analog leased lines with transmission speeds of up to 33.6 Kbps, as well as digital leased lines with transmission speeds ranging from 64 Kbps to 140 Mbps, provides Belgacom's business customers with high quality services for data transfer. Belgacom has been upgrading its analog leased lines to digital leased lines, which offer higher bandwidth and improved Service Level Agreements ("SLAs") compared to analog lines. As of 31 December 2001, 2002 and 2003, Belgacom had 48,198, 42,579 and 36,173 leased lines, respectively. Recently, many of Belgacom's customers have shifted from using lower rate leased lines solutions to xDSL solutions, primarily because xDSL solutions are less expensive than comparable leased line solutions. An xDSL connection has a lower bandwidth guarantee than a leased line connection with the same data speed, although the maximum bandwidth is the same for both. An xDSL solution with the same upstream and downstream bandwidth guarantee provides service comparable to a leased line. The increase in the bandwidth needs of Belgacom's customers has also led to a migration from lower rate leased lines (*e.g.*, 64 Kbps and 2 Mbps) to higher bandwidth leased lines (*e.g.*, 34 Mbps and 140 Mbps). Belgacom has experienced considerable growth in the very high-speed segment with the successful introduction of Belgacom LAN Extension Solutions ("BLES").

Data Connectivity and Services

Belgacom offers a range of data connectivity services to business customers, under the brand BiLAN, as well as International Data and Satellite Solutions and NSI services.

BiLAN VPN and Managed Services. Belgacom is the only company in the Belgian market that offers both VPN connectivity and router-based managed services. As of 31 December 2003, over 80% of Belgacom's VPN connectivity customers subscribed to at least one of its BiLAN managed services. Belgacom's BiLAN connectivity services create VPNs between large and small business sites, remote offices and teleworkers. Belgacom offers a range of enterprise data site-to-site and user-to-site connectivity services. The backbones on which these VPNs reside are either Frame Relay/Asynchronous Transfer Mode ("FR/ATM") based or private IP based (using Multiprotocol Label Switching ("MPLS")). Each of these backbones is connected to the Internet through a secure gateway. The BiLAN VPN is marketed as an integrated service encompassing data access (leased lines, xDSL, GPRS, dial-up and ISDN D-Channel) and data backbone, as well as a range of value-added managed services. Belgacom is the leading provider of data connectivity services in Belgium, where it competes with major network integrators and other operators.

Belgacom's BiLAN managed services include:

- reporting services and SLAs;
- protection services, providing increased resiliency against failures;
- backup and disaster recovery services ("DRSs");
- traffic engineered classes of service, distinguishing real-time from best effort traffic, allowing prioritization by type of traffic;
- GPRS services supporting mobile workforces; and
- security services, including anti-virus solutions, spam filtering, managed firewalls, encryption and authentication.

Access to the BiLAN VPN is offered through multiple data access technologies using a modular solutions approach, which can be tailored to the customer's requirements. As customers have been migrating to xDSL access technologies, Belgacom has developed a tiered range of xDSL BiLAN solutions. Belgacom targets the self-employed and small business market sector with professional solutions and smaller remote locations with remote multi-site office solutions.

International Data and Satellite Solutions. Belgacom's International Data and Satellite Solutions portfolio is designed to meet its customers' international communication and data transfer needs. The portfolio consists of four primary product lines: International Private Leased Circuit ("IPLC"), Belgacom European Solutions, Belgacom World Solutions and Satellite Solutions. IPLC is a dedicated point-to-point international leased line service that enables customers to reach some international destinations for which there are no other alternatives. Belgacom's trans-European network serves as the platform for Belgacom European Solutions, which are designed to extend its customers' domestic network abroad by offering services such as extended leased lines and extended BiLAN. By working with international partners (currently Equant and AT&T), Belgacom World Solutions offers Belgacom's customers an integrated solution reaching over 220 countries and regions with the ability to choose from a wide range of data transfer products. Belgacom also offers high-quality satellite services, allowing permanent or occasional video, audio and data transfer that can be used to extend data networks to countries with insufficient terrestrial communications infrastructure or to provide TV and radio transmissions on an occasional or permanent basis.

Private Branch eXchange. Belgacom offers Private Branch eXchange ("PABX") services to customers ranging from SMEs to large companies. A PABX is a telephone exchange operated within an organization that is used for switching calls between internal lines and between internal and PSTN lines. Belgacom has a strong position in the low-end segment (up to 12 users) and is seeking to sustain growth in the mid-size segment (12 to 150 users). In order to target the large customer segment (more than 150 users), Belgacom created a separate unit at the end of 2002 for high-end PABX voice and data solutions.

Network and System Integration. Belgacom's NSI services include connectivity services and data-center managed WAN offerings, as well as integrated service offerings. There is a growing demand in Belgium for outsourcing of information and communications technology services, driven by a need for cost efficiency and an increasing focus by business customers on their core business. Belgacom launched its NSI services at the end of 2002 to complement its access and connectivity offerings and to ensure a closer connection between the IT and communications businesses. Belgacom's NSI unit is seeking to become a key operator in the Belgian information and communications technology market by delivering integrated network solutions to Belgacom's business customers. Belgacom plans to integrate its NSI unit's third-party products and services into Belgacom's service offerings to provide its customers with a complete range of services. Belgacom intends to enter the LAN arena with its NSI services using existing products and services, such as LAN switch, cabling, servers and storage, security and VPN web services.

Customer Service and Marketing

Through its Business unit, Belgacom provides tailor-made solutions to the various types of business customers who typically have more than five employees. Belgacom's business division is segmented in four major categories: SME customers (30,034), Large customers (14,204), Major customers and Foreign Offices (4,344) and Public and Healthcare customers (2,756). Belgacom further segments its business customer base to identify the high revenue contributors and areas for new potential revenues.

As of 31 December 2003, Belgacom's Business unit reached its business customers through 204 account managers, specialized by sub-segments and supported by a team of 97 product sales specialists and through Belgacom's indirect sales channels, which include 67 Value-Added Resellers, such as Computerland, Dolmen and Systemat. Belgacom also has formed alliances with, among others, Getronics, HP, IBM, Microsoft and Ubizen, and has 78 SME partners, including Ascom, Fonitel, Muxum and Specicom.

Belgacom provides support and service to its business customers 24 hours a day, seven days a week, by dedicated account administrators and has developed e-tools to offer additional customer support.

Domestic Wholesale Services

Belgacom is the leading provider of domestic wholesale telecommunication services in Belgium. Belgacom's Domestic Wholesale unit provides wholesale services in Belgium consisting of voice and data connectivity, capacity and infrastructure services. There are currently approximately 198 telecommunications operators and service providers, of which 93 are currently active customers of Belgacom. Belgacom's major wholesale customers include Belgacom Mobile, Mobistar, Telenet and MCI Belgium. Belgacom estimates that its share of revenues from domestic wholesale services in Belgium, including access, leased lines and voice interconnection, was 70% as of 31 December 2003. Belgacom's Domestic Wholesale unit generated revenue of €310 million in 2003 (including approximately €59 million in revenue from Belgacom Mobile) and accounted for approximately 10% of Fixed Line Services segment revenue in 2001, 2002 and 2003.

As an operator with significant market power, Belgacom is obligated to provide certain services to other operators and service providers on a non-discriminatory basis and at cost-oriented prices. In addition, a significant proportion of Belgacom's national wholesale portfolio consists of regulated services, directly subject to specific regulatory obligations. These obligations include submitting to an annual review by the BIPT all terms and conditions governing Belgacom's regulated services, including prices, service definition and quality of service. Regulated services accounted for 55% of Belgacom's Domestic Wholesale unit's revenues in 2003.

Belgacom is required by Belgian law to issue annual reference offers in connection with interconnection services, local loop unbundling and bitstream access. In the future, the BIPT will have the power to require the provision of additional regulated services in the areas where it finds that Belgacom continues to have significant market power. The new EU regulatory framework also foresees the phasing out of regulation in markets where no operator has significant market power. See "Regulation".

In addition to regulated products, Belgacom offers commercial wholesale products, primarily consisting of leased lines and wholesale DSL services, which accounted for 45% of its Domestic Wholesale unit's revenues in 2003. These products allow Belgacom to maximize its market coverage by using other operators and service providers as a sales channel for its services.

Products and Services

Belgacom's Domestic Wholesale products and services are divided into three main categories: connectivity (including voice and data), capacity (including commercial and regulated products) and infrastructure services. For the year ended 31 December 2003, regulated products and services accounted for 55% and commercial products and services accounted for 45% of Belgacom's Domestic Wholesale revenues.

Connectivity Services. Belgacom offers voice and data connectivity services to other operators and service providers, including the products and services described below.

Belgacom offers a full range of voice interconnection products and services to other operators, including the following, which are regulated (primarily through the approval and publication of reference offers):

- *Termination and transit.* Transport of voice calls originating outside Belgacom's network to destinations in Belgium.
- *Carrier (pre) select.* Routing of end-user calls to other operators, allowing the selected operator to directly service a call, even if the end user remains connected to Belgacom's network.

In addition, Belgacom provides access to the value-added services of other operators, including freefone and premium numbers, as well as number portability services, all of which are regulated.

Belgacom offers operators and service providers a range of data connectivity products, including the following products and services:

- *xDSL Wholesale.* Belgacom provides national operators and service providers connected at defined exchanges on its network with access to end users over xDSL. This service exists in both ADSL and SDSL variation.
- *Bitstream.* Belgacom provides operators and service providers with access using DSL technology to its network at the ATM level in over 50 defined exchanges. Belgacom provides all necessary DSL equipment and ATM transport up to the point of connection. Bitstream is a regulated service.

In addition, Belgacom provides IPVPN, IP Dial, Frame Relay (both national (BiLAN) and international (Extended BiLAN)), and ATM services.

Capacity Services. Belgacom offers capacity services to other operators and service providers, including regulated and commercial products.

The regulated capacity services Belgacom offers include Partial Leased Lines, allowing interconnected operators to establish leased lines between two end-user locations using Belgacom's infrastructure, Backhaul Leased Lines and Interconnect Links, linking co-location sites, points of interconnection and other operators' networks. These services allow other operators to extend their network coverage over the Belgacom network without having to build their own infrastructure.

Belgacom offers additional capacity services, which include leased lines and Optical Network Solutions. Belgacom offers three types of leased lines: analog, digital and Belgacom Cosmopolitan Solutions (digital leased lines delivered with high redundancy and quality of service). Belgacom also offers Optical Network Solutions, point to point connection services between customer sites via its network, providing high speed connectivity.

Infrastructure Services. Belgacom offers basic infrastructure services, including local loop services (raw copper and shared pair), as well as co-location and housing services, which are regulated.

Customers

Belgacom's top five customers generated approximately 59% of Belgacom's Domestic Wholesale unit revenue in 2003.

Belgacom segments its domestic wholesale customers into three categories:

Mobile Operators. These customers (including Belgacom Mobile) represented approximately 38% of Belgacom's total Domestic Wholesale unit revenue in 2003, with Belgacom Mobile representing 50% of revenue from mobile operators in 2003.

Fixed-line Operators. These customers represented approximately 46% of Belgacom's Domestic Wholesale unit revenue in 2003. These customers are also Belgacom's competitors as they provide wholesale services to each other and to other operators and service providers in Belgium. Belgacom's major fixed-line customers include Telenet, MCI Belgium, Versatel and Scarlet.

Service Providers. These customers represented approximately 16% of Belgacom's domestic wholesale revenues in 2003, but represented 19% of direct margin from Belgacom's Domestic Wholesale unit as service providers rely more heavily on commercial wholesale products than regulated products. Belgacom's major service provider customers include Tiscali and Equant.

Many of Belgacom's wholesale customers pose significant credit risks due to the poor financial conditions in the telecommunications market. Accordingly, Belgacom imposes and maintains strict credit policies. Belgacom estimates that its bad debt exposure was 0.5% of its Domestic Wholesale unit's revenue as of 31 December 2003.

Pricing and Tariffs

Pricing of Belgacom's products and services is based on both fixed fees and volume charges. Since the liberalization of the Belgian telecommunications market in 1998, Belgacom has faced increased competition, which has put pressure on prices for its domestic fixed-line services. Belgacom has lowered its tariffs to comply with regulatory changes. See "Risk Factors" and "Regulation". The 1991 Law sets price caps for retail voice tariffs. During the three-year period ended 31 December 2003, Belgacom was able to introduce price increases in accordance with changes in the index of consumer prices (to compensate for inflation) while keeping its tariffs below the caps set by the BIPT.

The following table sets forth Belgacom's historical base rates (including value-added tax of 21%) in the fixed-line telephony market as of the dates indicated.

	As of 31 December		
	2001	2002	2003
(Tariff per minute)	(€)	(€)	(€)
National calls:			
Domestic initiation fee[1]	0.0496	0.0500	0.0509
Domestic (peak)[1]	0.0496	0.0500	0.0509
Domestic (off-peak)[1]	0.0248	0.0250	0.0255
Fixed to Telenet (peak)[2]	0.0496	0.1101	0.1110
Fixed to Telenet (off-peak)[2]	0.0248	0.0500	0.0505
Fixed to Belgacom Mobile initiation fee	0.0991	0.0999	0.1100
Fixed to Belgacom Mobile (peak)	0.2491	0.2430	0.2130
Fixed to Belgacom Mobile (off-peak)	0.1612	0.1620	0.1381
Fixed to Belgacom Mobile (weekend)	0.1612	0.1160	0.1160
Fixed to BASE initiation fee	0.0991	0.1100	0.1100
Fixed to BASE (peak)	0.3222	0.2870	0.2870
Fixed to BASE (off-peak)	0.1612	0.1960	0.1960
Fixed to BASE (weekend)	0.1612	0.1360	0.1960
Fixed to Mobistar initiation fee	0.0991	0.1100	0.1100
Fixed to Mobistar (peak)	0.3222	0.2810	0.2810
Fixed to Mobistar (off-peak)	0.1612	0.1620	0.1620
Fixed to Mobistar (weekend)	0.1612	0.1620	0.1620
Fixed-line SMS	—	0.1500	0.1500
Dial-up initiation fee	0.0496	0.0500	0.0509
Dial-up Internet fee (peak)	0.0425	0.0425	0.0425
Dial-up Internet (off-peak)	0.0171	0.0171	0.0171
International calls:			
Call initiation fee	0.0991	0.0999	0.1020
International (neighboring) (peak)	0.1735	0.1800	0.1836
International (neighboring) (off-peak)	0.0868	0.0900	0.0918

(1) Since October 2000, local calls and domestic long distance calls have been charged at the same rate. Does not include calls to Telenet numbers.

(2) Rates to Telenet numbers include a termination fee of €0.0523 (peak) and €0.0275 (off-peak) per minute charged by Telenet.

The table below sets forth monthly subscription rates (including value-added tax of 21%) for ISDN, PSTN and ADSL access channels, as of the dates indicated.

	As of 31 December		
	2001	2002	2003
	(€)	(€)	(€)
Voice:			
Budget Line[1]	11.16	11.50	11.70
Classic Line[2]	16.20	16.50	16.80
Duo Line[3]	28.35	28.88	29.40
ISDN 2 Line[4]	35.09	35.09	35.82
Twin Line[5]	36.30	36.30	37.03
ISDN 30 Line[6]	421.08	378.73	378.73
Data:			
ADSL Skynet Go	39.54	40.54	40.54[7]
ADSL Skynet Plus	54.41	55.41	55.41[7]
ADSL Skynet Pro	179.98	179.98	179.98
ADSL Skynet Pro Compact	—	—	119.79
ADSL Skynet Office	257.68	257.68	257.68
ADSL Skynet Premium	877.95	877.95	605.00

(1) Budget Line: tariff plan with a lower access subscription fee and higher call tariffs.

(2) Classic Line: standard PSTN line subscription.

(3) Duo Line: subscription to two PSTN lines, including a 25% discount for the second line.

(4) ISDN 2 Line: standard ISDN basic line subscription.

(5) Twin Line: ISDN basic line subscription including a number of value-added services.

(6) ISDN 30 Line: standard ISDN primary line subscription.

(7) As of October 2002, customers paying by direct debit receive a €1.00 discount.

PSTN lines carry an installation fee of €66.01, plus €30.00 for the installation of the connection point and €39.00 for the fixed relocation costs (including value-added tax of 21%). Once the line is installed, Belgacom charges a monthly subscription fee of €16.80.

In October 2000, Belgacom simplified its residential voice tariffs by billing all national long distance calls at local rates. Accordingly, all domestic fixed-line traffic is now charged at the same rate. In addition to standard plans, Belgacom offers special "Benefit" tariff plans, giving differentiated base rates to customers based on traffic volumes or call destinations, as well as discounts. Approximately 25% of Belgacom's customers are covered by special tariff plans in the residential market.

In the business market, Belgacom offers special tariff and differentiated pricing plans adapted to market demand. Approximately 75% of Belgacom's business customers are covered by special tariff plans.

The pricing of some of Belgacom's Fixed Line Services aimed at retail customers, such as voice telephony and leased lines, is subject to regulatory constraints. Belgacom must also take into account the prices of regulated wholesale products when pricing its retail products. In order to comply with competition law restrictions, the pricing of regulated wholesale products and retail products must be consistent.

A substantial portion of Belgacom's wholesale products is subject to specific regulatory obligations. The prices of many of Belgacom's Domestic Wholesale unit products, including backhaul lines, half links, voice interconnection and regulated access (raw copper and shared pair), are subject to the principle of cost-orientation established by the regulatory framework. The prices of these products are subject to the prior approval of the BIPT and must be published in Belgacom reference offers. Belgacom must also take prices of regulated wholesale products into account when setting prices for its commercial wholesale products. Generally, the price of commercial wholesale products must be consistent with the price of regulated products to avoid violations of competition law. See "Regulation".

Competition

Residential

For PSTN and ISDN retail access and voice traffic, Belgacom faces three types of competitors:

- *Direct access operators.* Operators with their own network are able to offer an access channel directly to customers. Belgacom's direct access competitors are typically large international companies focusing on the SME and large enterprise markets. Telenet, a Flemish cable operator that focuses on the residential and SME market is Belgacom's major competitor in cable voice telephony. According to Telenet, it had approximately 258,000 residential and small business voice customers as of 31 December 2003 and connected 627 data sites on fiber as of 31 December 2002. Belgacom also competes with smaller cable operators in the southern part of Belgium.

- *Carrier Selection/Carrier Pre-Selection operators.* Indirect access operators offer voice traffic using Belgacom's access channels. The customers keep their Belgacom access channels for which they are invoiced by Belgacom, but their voice traffic is provided by a competitor, who invoices the customers for this traffic. This activity requires a limited investment from the operator. A number of operators have entered this market in recent years, although some have not succeeded, resulting in a rapid consolidation over the last year. Belgacom's major competitors of this type are Citycall, Euphony, Phone-Plus, Scarlet and Tele2.

- *Mobile operators.* Fixed-mobile substitution of access channels and calls has put considerable pressure on margins in Belgacom's Residential unit, as an increasing number of customers choose mobile service to satisfy all of their communications needs. Recently, certain mobile operators have launched aggressive "cut-the-line" pricing campaigns to promote fixed-mobile substitution. Belgacom's major competitors of this type are Mobistar, BASE and MVNOs, which are operators that offer mobile services using another operator's network. Belgacom Mobile's services are also a source of competition for Belgacom's domestic fixed-line services.

Belgacom faces intense competition from cable operators in the broadband access market, in particular from Telenet in the northern part of the country. See "The Belgian Telecommunications Market". Telenet reported that

it had approximately 417,000 broadband customers as of 31 December 2003. In Brussels and the southern part of Belgium, Belgacom competes with individual cable companies such as Brutélé, Coditel and Teledis. Scarlet, Tiscali and Versatel, operating throughout Belgium, are Belgacom's main competitors for ADSL. Competition is based on pricing and promotions, such as offering months of free subscription and free installation.

There has been consolidation in the Internet market, with several of the smaller ISPs ceasing operations or being acquired by international ISPs. Belgacom's main ISP competitors are Scarlet, Tiscali and the individual cable companies.

Business

Key competitors in the business market vary according to the type of services and segments. These competitors benefit from, in addition to their own infrastructure, regulated wholesale services of Belgacom that enable them to undercut Belgacom's commercial offerings. In leased lines, Belgacom had 20 competitors at the end of 2002, of which the most significant were BT, COLT, MCI Belgium and Versatel. In the VPN market (FR/ATM or IP based), Belgacom's main competitors are BT, Codenet and Versatel. In managed services, Belgacom's competition consists of a large number of network and system integrators of which the most significant are Dimension Data, Getronics and Telindus. Belgacom also faces competition from international providers offering cross-border voice and data services to high-end customers using their international network capabilities.

Domestic Wholesale

Most providers of wholesale services in Belgium utilize Belgacom's network in some capacity. Accordingly, most of Belgacom's competitors in the provision of domestic wholesale services are also its customers. Belgacom faces two categories of competition in respect of its domestic wholesale services:

- *Alternative infrastructure.* Since the liberalization of the telecommunications market in Belgium, a number of operators in Belgium, such as MCI Belgium, Telenet and Versatel, have constructed their own network infrastructure. Although the wholesale market is not necessarily the focus of their strategy, the provision of wholesale services allows them to increase their returns on network investment and many of these competitors price their services aggressively. Belgacom relies on the quality of its service and the depth and reach of its network to differentiate its services from these operators.

- *Substitution by lower-priced regulated products.* Many of the regulated products that Belgacom offers can be combined to constitute other commercial retail and wholesale products. In some cases, these regulated products are used by an operator as an alternative to commercial products and allow the operator to build its own network. In other cases, regulated wholesale products can be bundled together to create commercial products on the wholesale market, in competition with Belgacom's product offerings. For example, there has been migration by customers from wholesale ADSL services to BROBA II (Data Connectivity ADSL). Under BROBA II, Belgacom provides access at the ATM network node. This means that an alternative operator is able to cover the entire national territory by connecting to at least eight of Belgacom's ATM access points. See "Regulation — Unbundling of the Local Loop".

Fixed-Line Networks

Belgacom's national fixed-line network supports a wide range of residential, business and wholesale services and a range of traffic types, from basic voice calls to bandwidth intensive data or IP applications.

Access Network

The Belgacom fixed access network is composed of copper pairs and fibers. Belgacom's 594 local nodes are connected, via copper lines, to 29,000 street cabinets, each of them servicing approximately 137 active telephone lines. Copper pairs are used for residential customers nationwide, whereas fiber rings are used for large companies, and are deployed mainly in high revenue generating areas (*e.g.*, urban centers and industrial parks). In recent years, Belgacom has deployed 500 optical nodes, between the local nodes and the street cabinets, allowing Belgacom to optimize its investment in the copper-feeding network and to reduce the length of the copper lines.

Transport Network (Backbone)

Belgacom's transport network is composed of (i) a core network, connecting the 40 most important nodes to its international gateways, and (ii) a regional network, connecting these 40 most important nodes to its 594 local nodes. Both networks have been built on SDH technology.

Voice Telephony Network

Belgacom's transport network and switching technology have been fully digital since 2000. On its PSTN/ISDN platform, Belgacom has 4,500,000 equipped analog lines, 500,000 equipped Basic Accesses (ISDN-2), 8,700 equipped Primary Accesses (ISDN-30) and 39,000 equipped E1s (2 Mbps lines). In addition to traditional network services, Belgacom offers a full range of advanced services based on its Intelligent Network ("IN") platform. The IN network runs value-added services such as advanced freefone services, calling card service, wake-up service, number portability, televoting, CLIP/CNIP, SMS to/from fixed-lines and e-payments.

Belgacom believes that it is currently not necessary to expand its network and does not anticipate further extensions to its national switches. As a result, it expects to be able to stabilize ongoing investments in the network. Belgacom also is seeking to reduce costs by switching to less costly maintenance contracts, whereby Belgacom pays suppliers a fixed amount annually to perform necessary repairs to Belgacom's switches. These maintenance contracts, which are negotiated annually, are generally less costly than contracts for new investments in hardware or in software upgrades.

Data Networks

Belgacom operates the following data networks: telex, X.25, FR/ATM and IPVPN. There are 1,600 Digital Subscriber Line Access Multiplexers ("DSLAMs") installed in its local and optical nodes, covering 98% of the Belgian population for fast Internet access. Within the IP and data domain, Belgacom offers value-added IP services such as DSL-based VPN access and teleworking, Lan2Lan and Fast Internet access. All these services are offered on an ADSL/ATM based access network. Belgacom operates 11 broadband remote access servers with an Internet management system platform, performing tasks such as user authentication, service authorization, rating and accounting.

Operational Support Systems

Belgacom utilizes process automation, both for fulfillment processes (service activation) and service assurance processes (fault handling and repair). The fulfillment process consists of three layers: (i) a layer of automated order intake systems, linked with the various channels and points of sale, (ii) a workflow automation layer, which coordinates the enterprise wide business process of service provisioning including service inventory documentation, workforce management and truck-roll dispatching and (iii) activation of network elements. Currently, 80% of transmission services (leased lines), 95% of DSL services and 100% of switching services (PSTN/ISDN/IN) are provided on an end-to-end flow-through basis, with first-time-right rates of between 90% and 95%. Approximately 60% of the corporate data services (IPVPN, FR/ATM, VPN) are provided in a semi-automatic way. The activation of services is based on an integrated service activation layer and a set of mediation devices, one for each type of network element or network technology.

Belgacom's service assurance process automates reactive repair processes and, as a result, focus is increasingly placed on proactive fault detection and repair. Belgacom's service assurance process consists of Clarify-based trouble-ticketing systems, NetCool-based network fault detection engines and in-house built fault correlation engines. In addition, an operational support systems portal allows for the automatic execution of service diagnosis and contains test suites for fault isolation.

Investments

In connection with its Broadway project, Belgacom is investing in an upgrade of its access network to provide a mixed fiber/copper network to residential users, as more fiber is deployed from the local nodes to the street cabinets. These network investments should allow Belgacom to enhance its current portfolio of services by providing increased bandwidth to customers. In addition, Belgacom is testing VDSL technology to offer bandwidths of up to 5 Mbps upstream and up to 15 Mbps downstream to the end-user in order to provide higher bandwidth and enhanced broadband services in the future. Belgacom estimates that it will invest a total of approximately €300 million over the next three years in connection with the Broadway initiative and currently plans to make the investments to upgrade its network in a series of gradual steps. The timing of investments will be determined in part by a number of factors including customer demand for new services, developments in

technology and competing offers, and a significant portion of the investment in upgrading the network will enhance Belgacom's existing products and services. Belgacom believes that implementing its Broadway initiative will allow it to upgrade its network in a series of gradual, scalable steps, which it believes will allow it to modify the nature of the deployment of the upgrade to adapt to changes in the market.

In its transport network, Belgacom intends to introduce next generation SDH equipment, which will make it possible to integrate SDH and Layer 2 functionality so that the transmission of Ethernet can be made more efficient and Belgacom's Ethernet service offer can be extended.

Belgacom is also investing in upgrading its operational support systems to allow a more consistent documentation of its products and services, faster and more accurate service activation, faster service introduction (improved time to market) and more cost-effective operations.

Mobile Communications Services

Overview

Belgacom offers mobile communications services through Belgacom Mobile, the largest mobile telecommunications operator in Belgium, and Belgacom Mobile had approximately 4.2 million active customers as of 31 December 2003 (Belgacom Mobile defines active customers as customers who have made or received at least one call or sent or received at least one SMS in the last three months). Belgacom Mobile is owned 75% by Belgacom and 25% by Vodafone. Belgacom Mobile operates under the Proximus brand name for post-paid services and the Pay&Go brand name for pre-paid services. The Belgian telecommunications market, with more than 8 million people owning a mobile telephone, had a market penetration rate based on active customers of approximately 76% of the total population as of 31 December 2003. Belgacom Mobile had revenue of €2,181 million in 2003.

Belgacom Mobile had a market share, based on active customers, of approximately 54% as of 31 December 2003. Belgacom believes that its share of active customers is higher than its competitors. Two other GSM licensed providers, Mobistar and BASE, offer digital mobile telephony in Belgium. In addition, several MVNOs have started operations in 2003 on the BASE network. Belgacom believes that customer satisfaction, brand awareness and image, distribution network and quality of network and services all contribute to Belgacom Mobile's success. Belgacom believes that its strategic collaboration with Vodafone will allow it to benefit from Vodafone's technical and marketing experience and to cooperate with Vodafone in the development and release of new products and services, such as the Vodafone live! offering.

The table below sets forth a breakdown of Mobile Communications Services revenues between voice, data and other revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Services revenue						
Voice services(1)	1,717	82.7	1,750	84.3	1,825	83.7
Data services(1)	161	7.8	243	11.7	305	14.0
Total services revenue	1,878	90.4	1,993	96.0	2,130	97.7
Other revenue(2)	199	9.6	82	4.0	51	2.3
Total revenue(3)	2,077	100.0	2,075	100.0	2,181	100.0

(1) Including roaming-in.

(2) Primarily revenue from handset sales, revenue attributable to Ben Nederland and credits and discounts.

(3) Prior to inter segment eliminations.

History

In January 1994, Belgacom Mobile became the first operator in Belgium to provide nation-wide mobile communications services. Since then, Belgacom Mobile has been the leading mobile communications operator in Belgium in terms of both the number of subscribers and revenues. Set forth below are key operational highlights.

- Belgacom Mobile was the first Belgian operator to use dual band technology (July 1999).
- Belgacom Mobile's network covered 99% of the Belgian population (May 2000).

- Belgacom Mobile has been an innovator in offering services in the Belgian market and was the first Belgian operator to:
  - offer information services via Wireless Application Protocol ("WAP") (March 2000);
  - offer an enhanced 32K SIM card (November 2000);
  - offer GPRS technology to all its customers, both consumer and business (July 2001);
  - enable customers to compose, send and receive MMS messages (November 2002); and
  - launch location-based services (April 2003).
- Belgacom Mobile was the first operator in Belgium to launch technical trial operations of its UMTS network (July 2003).

Strategy

Belgacom Mobile seeks to remain the leading provider of mobile communications services in Belgium and to maintain its market share in terms of both customers and revenues. Belgacom Mobile's strategic plan to achieve these objectives consists of four main components:

- *Maintain Belgacom Mobile's leading position.* Belgacom believes that Belgacom Mobile has many competitive strengths, including its high active customer rate, a high level of customer satisfaction, brand awareness and image, the quality of its network and services and the quality of its customer service and distribution channels. Going forward, Belgacom Mobile intends to improve its marketing and commercial approach by differentiated pricing of services and reinforcing market differentiation through high quality of service.
- *Focus on the retention of high ARPU customers.* Belgacom Mobile has shifted its priority from acquisition to retention of customers, especially of its highest ARPU customers. Belgacom Mobile's post-paid customers, in particular those in the business segment, generate higher revenues per customer than its pre-paid customers. Belgacom Mobile will therefore focus on retaining these customers by continuing to develop its customer service, reward programs and brand recognition. In addition, Belgacom Mobile aims to continue to provide products and services that meet the evolving demands of these customers and to improve further the quality of its services.
- *Increase ARPU by promoting higher usage of services and through the introduction of new products and services.* Belgacom Mobile seeks to increase ARPU through higher penetration and increased usage of existing and new data services, while continuing to provide high quality voice services. Belgacom Mobile intends to do this by (i) expanding and improving the products and services that it offers, including differentiated pricing plans and enhanced value-added services, (ii) expanding the effectiveness of its marketing and distribution channels through usage promotion programs and (iii) building on its relationship with Vodafone. Belgacom Mobile is seeking to increase data ARPU to 25% of total ARPU over the next five years.
- *Maintain margins and manage capital resources efficiently.* Belgacom Mobile seeks to manage margins by controlling its cost structure and closely monitoring the impact of new telecommunications regulations. Belgacom Mobile aims to improve the return on its capital expenditure by continuing to tightly control capital expenditure, in particular with respect to the rollout of its UMTS network and services.

Products and Services

Voice Services

Belgacom Mobile provides mobile communications services across Belgium via its digital network which covers over 99% of the Belgian population, and internationally through roaming agreements with other mobile operators. Belgacom Mobile holds a license for GSM 900 MHz and has been granted 1800 MHz frequencies and offers a wide range of mobile communication products and services on its dual band network. This license is valid until 2010. Belgacom Mobile's license may be extended for additional five-year terms. See "Regulation — Licensing and Notification Requirements — Mobile Services". Belgacom Mobile offers post-paid subscription services and pre-paid services, both with various tariff plans, as well as value-added services.

Post-paid Services. Belgacom Mobile offers post-paid services under the brand name "Proximus". Customers can choose among four different tariff plans including plans with a call credit formula and plans

offering different prices for peak or off-peak hours calls. As of 31 December 2003, Proximus was the leading post-paid service on the Belgian market with a market share of approximately 62% in terms of number of active customers.

Pre-paid Services. Belgacom Mobile offers pre-paid services under the "Pay&Go" brand name. Launched in January 1998, as of 31 December 2003, Pay&Go was the leading pre-paid card in the Belgian market with a market share of approximately 49% in terms of the number of active customers. Belgacom Mobile's Pay&Go card offers customers a fixed call credit that is valid for one year as well as the ability to send and receive voice calls and SMS messages both domestically and internationally. Belgacom Mobile offers Pay&Go customers several reload alternatives, including reload cards, as well as cash machines, payphones, GSM and Internet reload options. Since its introduction, Belgacom Mobile's pre-paid service has experienced rapid growth, with an increase of 200,290 cards between 31 December 2001 and 31 December 2003. Belgacom Mobile believes that this has been a significant driver of the growth of its mobile customer base.

Value-Added Services

Belgacom Mobile offers a portfolio of value-added services to its Proximus and Pay&Go customers.

Voice Services. Voicemail and international roaming capability are available as a standard offering to all of Belgacom Mobile's customers. Belgacom Mobile also offers call forwarding, caller ID, second call signaling and call waiting to almost all of its customers as part of their basic package or as an option to others depending on their subscription type. Some services are available only for certain subscriber categories. For example, Vodafone Eurocall, a single per minute tariff for calls made within 15 European countries, is available only for business customers.

Cost Control Services. Belgacom Mobile has developed cost control tools such as call credit check-up, tariff check-up (which provides advice on the optimal subscription type for the customer's profile) and call blocking. Belgacom Mobile also offers fleet management tools for business customers, such as ProxiManage and ProxiHandset. ProxiManage allows business customers to optimize phone bill management through the Internet by enabling them to analyze the calling patterns of different users. ProxiHandset supports the analysis and management of a business customer's handsets, including information about the brand, the type of handset, purchase price and accessories.

Data Services

Belgacom Mobile offers SMS and MMS services, Advanced Data Services, Proximus Inter@ctive services and Network Services. Belgacom Mobile's revenues from data services increased by more than 25% in 2003, primarily as a result of the increase in SMS traffic. Belgacom Mobile expects growth in messaging services to remain the main driver of revenue growth in the coming years. In the near future, Belgacom Mobile intends to focus on MMS and other opportunities linked to the increased bandwidth offered by GPRS and UMTS.

Messaging Services. Belgacom Mobile offers SMS services to all of its mobile phone customers. SMS allows users to send short text messages to other mobile handsets and other communications devices. Since August 2002, Belgacom Mobile's customers have had the ability to send SMS messages to Belgacom fixed-line numbers (delivered as a voice message), and since February 2003, customers have had the ability to send SMS messages from a Belgacom fixed-line number to a Belgacom Mobile number. Since March 2003, SMS Online offers Belgacom Mobile's customers a web interface and a link to their address book, allowing them to send SMS messages to multiple national and international mobile phone numbers.

In November 2002, Belgacom Mobile was the first Belgian operator to introduce MMS services. This service enables its customers to send photos, animations or sound clips to other Belgacom Mobile handsets or to e-mail addresses. In June 2003, Belgacom Mobile entered into an MMS interoperability agreement with Mobistar, the second largest Belgian mobile operator. Pursuant to this agreement, Belgacom Mobile's and Mobistar's respective customers are able to send and receive MMS messages between the two networks, a key feature that the Company believes will help to stimulate customer adoption.

Advanced Data Services. Belgacom Mobile has developed a comprehensive portfolio of advanced data services, including the following:

- *Mobile Internet*, a remote Internet connection, which enables customers with a GPRS mobile phone and a laptop or a PDA to connect to the Internet;

- *WAP Packet*, which enables its customers to more conveniently access WAP sites on Belgacom Mobile's GPRS network; and
- "*Mobile Access for Microsoft Outlook*", via GPRS, which includes synchronization of e-mails and a calendar on a PDA or WAP mobile phone, SMS notification of selected events, such as new emails, and WAP browsing.

In June 2003, Belgacom Mobile launched its Wi-Fi service, Fast Internet via Wireless LAN. Proximus Wireless LAN allows customers to access the Internet at specific access points, called Proximus hotspots, via a laptop or a PDA equipped with a Wireless LAN card. Belgacom Mobile has targeted its business customers by designating certain public areas, such as hotels and conference facilities, as Proximus hotspots. Using this broadband technology, customers can also access their e-mail, their company's applications or the Internet. As of 31 December 2003, there were over 30 Proximus hotspots in Belgium offering 220 access points. Access to the Internet from these hotspots is charged via a pre-paid card. Proximus hotspot pre-paid cards cost €10 for one hour including VAT, (valid for one month), €20 for 24 hours and €50 for five days. Belgacom's Fixed Line Services segment also operates its own, separate hot spots. It is currently not possible to roam from a GPRS to a Wireless LAN environment. Proximus hotspot pre-paid cards cannot be used in Belgacom hotspots.

To develop advanced data "end-to-end" solutions for its business customers, Belgacom Mobile seeks to co-operate in the development and distribution of products and services with selected partners who are experts in systems integration, hardware, software or business processes. For example, Belgacom Mobile provides, together with Siemens, a Field Force Management Solution, an "end-to-end" solution to optimize the management of "mobile" employees.

Proximus Inter@ctive Portal. Through its Proximus Inter@ctive portal, Belgacom Mobile offers consumers messaging, information and entertainment services via SMS, WAP or interactive voice response. The Proximus Inter@ctive portfolio includes a range of content and applications, such as subscription to daily weather information, e-mail service to any Belgacom Mobile number, polyphonic ring tones, voice greetings and breaking news updates. The Proximus Inter@ctive portal had a monthly average of more than 200,000 customers in 2003.

Vodafone live! Offering. Belgacom Mobile has entered into an agreement with Vodafone, among others, to replace the Proximus Inter@ctive portal with Vodafone live! in 2004, which Belgacom Mobile expects will provide improved services and an enhanced customer experience to Proximus Inter@ctive customers. Vodafone live! offers customers the ability to use picture messaging, download polyphonic ringtones and color games and browse "infotainment" from the latest integrated camera phones, through a customized icon-driven menu. These services will be offered exclusively in Belgium to Belgacom Mobile customers and will include some of the Belgian content currently included in the Proximus Inter@ctive portal. Launched across Europe in October 2002, as of 31 December 2003 Vodafone live! operated in 15 countries and had more than 4.5 million users in France, Germany, Greece, Hungary, Ireland, Italy, The Netherlands, Portugal, Sweden, Spain, Switzerland and the United Kingdom as well as Egypt, Australia and New Zealand.

Network Services. Belgacom Mobile's network services enable wholesale customers to access its network and offer services, such as televoting, ring tones, games and news, to their respective customers in their own name and using their own brand. These value-added services include data transport, such as SMS and MMS wholesale, and location data, as well as customer invoicing and support.

Belgacom Mobile believes that network services offer new revenue generation possibilities. Supported by the evolution of televoting and ringtone downloading, Belgacom Mobile's SMS wholesale activity experienced a significant increase in traffic and revenues since its launch in 2000. As of 31 December 2003, Belgacom Mobile provided over 492 SMS premium numbers (including short and long numbers) and 44 for MMS to its wholesale customers, which enabled those wholesale customers to offer many services to Belgacom Mobile customers. Belgacom Mobile seeks to develop new wholesale products and services such as m-commerce.

As Belgacom Mobile believes that customer privacy protection is a key success factor, Belgacom Mobile offers "opt-out" possibilities to unsubscribe from a service and positions itself carefully against abuses to avoid brand image deterioration. Together with Mobistar, Belgacom Mobile has developed a code of conduct intended for the provision of SMS and MMS information and entertainment services, aimed at ensuring that mobile customers receive better information about services together with protection from unwanted content.

International Roaming Services

International roaming services enable Belgacom Mobile's post-paid and pre-paid customers to make and receive calls with their mobile phones in other countries, using the networks of operators with whom Belgacom Mobile has entered into international roaming agreements (roaming out). These agreements also allow foreign network users to use Belgacom Mobile's network when in Belgium (roaming in).

For Belgacom Mobile customers using foreign networks, Belgacom Mobile is billed by the foreign operators and in turn charges the end users. For foreign network customers using the Belgacom Mobile network, Belgacom Mobile bills the foreign operators.

As of 31 December 2003, Belgacom Mobile's post-paid customers benefited from international roaming agreements with 231 mobile network operators in 149 countries, while its pre-paid customers benefited from international roaming agreements with 28 mobile network operators in 18 countries and from roaming-out agreements with 46 mobile network operators in 29 countries.

Belgacom Mobile's GPRS services have been available internationally since October 2002. As of 31 December 2003, Belgacom Mobile had GPRS roaming-in agreements with 28 operators in 15 countries, and roaming-out agreements with 32 operators in 19 countries. In total, approximately 70% of Belgacom Mobile's roaming-out traffic takes place in France, Germany, Spain and The Netherlands and approximately 80% of roaming-in traffic comes from users from France, Germany, Luxembourg, The Netherlands and the United Kingdom.

Foreign network customers can use Belgacom Mobile's network if they have a GSM 900 or 1800 compatible handset. In addition to making and receiving calls and voicemail, Belgacom Mobile offers SMS, WAP and GPRS services to foreign network customers. These customers can also access the following information services: InfoRoute (information on traffic conditions), InfoMeteo (weather forecast), InfoGuide (guide through Belgium), financial information and "golden pages" directory information.

As a result of Belgacom Mobile's collaboration with Vodafone, it is able to offer its business customers with certain tariff plans such as *ProxiPro* or *Corporate Tariff*, a service called Vodafone Eurocall. With Vodafone Eurocall, for a monthly subscription of €2.48 (excluding VAT), customers with a 32K SIM card are able to call from 15 Vodafone partner networks to Western European countries at a single rate of €0.80 per minute (excluding VAT) as of 31 December 2003.

Handsets

To address the handset replacement market, Belgacom Mobile launched the Proximus Collection in April 2002, which is a range of tailored equipment offerings including latest technology devices from well-known brands that Belgacom Mobile selects, tests, approves and pre-configures for its customers. Proximus handsets currently are pre-configured to support SMS, MMS, GPRS and WAP services when supported by the handset. These well-segmented packages target existing and new Belgacom Mobile customers. Belgacom Mobile has semi-annual promotions, which generally take place in January and July, when it offers discounts on the price of certain handsets. Belgian law allows the granting of subsidies for the purchase of handsets only in limited circumstances.

UMTS

UMTS is a broadband mobile communications standard that has the capacity to send and receive high bandwidth multimedia transmissions. UMTS networks have more capacity and higher speed than current networks. Belgacom Mobile was awarded one of three UMTS national licenses issued by the Belgian Government in March 2001 for €150.2 million. Holders of UMTS licenses must pay an annual administrative fee of €250,000 plus €125,000 per Mhz of spectrum in use. Belgacom Mobile's UMTS license expires in 2021, but may be renewed for further periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Strategic Initiatives — Mobile Communications" and "Regulation — Licensing and Notification Requirements — Mobile Services". Belgacom Mobile's competitors Mobistar and BASE were awarded the other two UMTS licenses issued by the Belgian Government. A fourth license was offered by the Belgian Government, but has not been purchased.

Following postponements of earlier roll-out deadlines, holders of UMTS licenses were required to introduce and demonstrate UMTS technology by September 2003. To satisfy this requirement, the network installed by that time had to be of sufficient size to allow the technical evaluation of voice and data services over UMTS and to show the compatibility of services and devices with 3G standards. In addition, UMTS license holders are now

required to introduce commercial services covering 30% of the Belgian population by 1 January 2006, 40% by 1 January 2007, 50% by 1 January 2008 and 85% by 15 March 2009. In July 2003, Belgacom Mobile was the first Belgian mobile operator to launch technical trial operations of its UMTS network.

Belgacom Mobile continues to deploy its UMTS network and is preparing future mobile telephony applications. Belgacom Mobile expects to launch new applications, such as video telephony, and to up-grade services currently using 2G and 2.5G networks, enabling faster download speeds, which is intended to enhance its customers' experience and productivity. Belgacom Mobile intends to meet the construction and service coverage obligations of its UMTS license and will offer services based on customer demand when the network and services meet Belgacom Mobile's standards. See "— Mobile Networks — Quality and Capacity".

Relationship with Vodafone

Belgacom Mobile is associated with the Vodafone Group as a result of Vodafone's 25% ownership stake. Vodafone is one of the world's largest mobile communications companies, with approximately 130.4 million customers as of 31 December 2003.

The Company and Vodafone have entered into a shareholders' agreement in respect of their shareholdings in Belgacom Mobile. Pursuant to this agreement, certain decisions must be taken by a supermajority of the directors of Belgacom Mobile, and Vodafone has the right to nominate two of the eight board members as well as specific members of the Belgacom Mobile management team. In addition, Vodafone has put rights exercisable upon certain board deadlocks and other specified events. The Company has a call right in certain events and both parties have rights of first refusal in relation to transfers of their interests in Belgacom Mobile.

In November 2003, Belgacom Mobile and Vodafone entered into an agreement to reinforce their existing relationship in developing and releasing new products and services in the Belgian market to Belgian domestic customers as well as international travelers. Pursuant to the agreement, Belgacom Mobile pays Vodafone an annual fee. Belgacom Mobile estimates that the benefits of this agreement should offset the fee paid to Vodafone. Belgacom Mobile believes that these benefits will include an increase in operational synergies as well as other benefits.

Belgacom Mobile will provide Vodafone's and its partners' customers access to Vodafone's international mobile services while traveling in Belgium. Belgacom Mobile customers will also be able to access Vodafone's services across Vodafone-affiliated networks, while traveling abroad. Belgacom Mobile will further introduce and support Vodafone global mobile services, such as Vodafone Eurocall, Assisted Roaming, Pre-paid Roaming and GPRS Roaming. See "— Products and Services — Data Services — International Roaming Services". Dual-branding will be used in the advertising of these services at locations within Belgium. According to the terms of this agreement, Belgacom Mobile will also be able to introduce exclusively in Belgium the Vodafone live! offering. See "— Products and Services — Vodafone live! Offering". In addition to the launch of new products and services, Vodafone and Belgacom Mobile will increase their cooperation in the development of operational synergies in procurement, including IT and technology and best practice sharing. Belgacom Mobile believes this closer co-operation will benefit Belgacom Mobile's customers and further enhance its competitiveness on the Belgian market. See also "Regulation — Competition Law".

Customers

As of 31 December 2003, approximately 4,349 million SIM cards were registered on Belgacom Mobile's network. Of these, approximately 1,779 million were related to customers with a Proximus subscription and approximately 2,569 million were Pay&Go cards. As of 31 December 2003, approximately 97% of Belgacom Mobile's customers were active customers, which Belgacom Mobile believes is higher than its competitors. As of 31 December 2003, approximately 42% of its active customers were post-paid and approximately 58% of its active customers were pre-paid.

Compared to its competitors in Belgium, Belgacom Mobile has a higher proportion of post-paid customers versus pre-paid customers. Belgacom Mobile's post-paid customers on average generate higher ARPU than its pre-paid customers. For the year ended 31 December 2003, Belgacom Mobile's active post-paid customers generated an ARPU of €69.1 per month and pre-paid customers generated ARPU of €19.2 per month.

The table below sets forth selected subscription data for Belgacom's mobile communications services as of the dates indicated.

	As of 31 December		
	2001	2002	2003
		(thousands)	
Post-paid	1,764	1,760	1,759
Pre-paid	2,215	2,316	2,442
Total active customers[1]	3,979	4,076	4,201

(1) Active customers are customers who have made or received at least one call or sent or received at least one SMS in the last three months.

Belgacom Mobile's monthly blended ARPU (including post-paid and pre-paid) was €41.4, €39.5 and €40.3 for the years ended 31 December 2001, 2002 and 2003, respectively. Belgacom Mobile believes that its blended ARPU is higher than that of its leading competitor Mobistar. Blended ARPU has increased slightly since 2002 despite the effects of decreased interconnection tariffs imposed by the BIPT and the higher proportion of pre-paid customers. This increase has been due to an increase in voice usage by post-paid subscribers, the growing success of messaging services and the introduction of new data services.

Similar to other operators, Belgacom Mobile experiences customer turnover, commonly referred to as "churn". Belgacom Mobile calculates churn as the total number of cards disconnected from the Belgacom Mobile network during a period, divided by the average number of customers in the period. Disconnection occurs when a customer terminates its mobile service or switches to a competing service, when Belgacom Mobile terminates service due to non-payment, or when a pre-paid card expires. A pre-paid card expires one year after the date a reload card has been purchased.

For the three years ended 31 December 2001, 2002 and 2003, Belgacom Mobile's annualized blended churn rates were 19%, 21% and 18%, respectively. Belgacom Mobile's blended churn increased between 2001 and 2002 as a result of intense competition in the market. Mobile number portability was introduced in October 2002. See "— Competition". However, Belgacom Mobile experienced a decline in its annualized churn rate during 2003 as a result of its efforts to increase its customer loyalty. As the mobile market matures, Belgacom Mobile has shifted its customer focus from acquisition to retention, especially of its highest ARPU customers.

Tariffs

Belgacom Mobile provides customers with a broad choice of subscription plans tailored to their needs. For the consumer market, prices depend on the subscription plan and whether the customer subscribes to a pre-paid or post-paid service. Each subscription plan offers several options fitting different consumption patterns, including calls mainly during peak times or off-peak to certain destinations.

Traffic minutes are charged per second after the first minute (sub-minute billing). Belgacom Mobile does not charge customers for incoming calls in Belgium, in line with GSM standard practices. Belgacom Mobile provides a range of value-added services, including voicemail, to both its pre-paid and post-paid customers at no additional fee. Services vary depending on the type of subscription plan.

For the national interconnection market, Belgacom Mobile is designated by the BIPT to have significant market power and is thus required, *inter alia*, to meet all reasonable demands for interconnection services and to charge interconnection rates on a cost-oriented basis. See "Regulation". Mobistar was also designated by the BIPT as having significant market power in the Belgian mobile market in 2002 and on the national interconnection market in 2003 and is therefore subject to similar obligations as Belgacom Mobile.

Tariff Plans for Post-Paid Services

Consumer Market Tariff Plans. Belgacom Mobile's post-paid service offers for the consumer market include the following:

- *ProxiTime AllDay*, offering the same price all day long for low volume users who desire a simple tariff, and *ProxiTime Day/Night*, offering different prices during peak and off-peak hours for voice and SMS, for medium volume users who mainly call after office hours;

- *ProxiFun,* offering attractive off-peak prices allowing customers to subscribe for different tariff options, call credit and additional advantages for calls to other Belgacom Mobile numbers or for weekend calls;
- *Exprimo*, offering an all-inclusive package, including a simple tariff for calls, attractive SMS rates and value-added voice services, for active users; and
- *ProxiPro,* offering average volume users attractive prices for calls during peak hours at a higher subscription price.

The table below sets forth Belgacom Mobile's tariffs (including value-added-tax of 21%) for Proximus post-paid services as of 31 December 2003.

	ProxiTime All Day	ProxiTime Day/Night		ProxiFun		Exprimo[1]		ProxiPro	
				(€)					
One-time activation charge (for one SIM card)[2]	37.00		37.00		37.00		37.00		49.50
Monthly subscription rate	15.00		15.00		13.00		17.00		23.50
First minute to a Belgacom Mobile phone[3]	0.37	Peak:[4]	0.50	Peak:[4]	0.15	Peak:[4]	0.15	Peak:[4]	0.15
		Off-peak:[4]	0.20	Off-peak:[4]	0.10	Off-peak:[4]	0.10	Off-peak:[4]	0.10
First minute to a fixed-line phone[3]	0.37	Peak:[4]	0.50	Peak:[4]	0.50		0.30	Peak:[4]	0.26
		Off-peak:[4]	0.20	Off-peak:[4]	0.15			Off-peak:[4]	0.15
First minute to a GSM phone on another Belgian network[3]	0.37	Peak:[4]	0.50	Peak:[4]	0.50		0.30	Peak:[4]	0.37
		Off-peak:[4]	0.20	Off-peak:[4]	0.25			Off-peak:[4]	0.25
Per SMS[5]	0.15	Peak:[4]	0.20		0.15	20 Free[6]			0.15
		Off-peak:[4]	0.10						
Per SMS to a foreign country	0.40		0.40		0.40		0.40		0.40
Per MMS[7]				0.50					
Per light MMS[7]				0.15					
WAP (per minute)[8]				0.15					
WAP Packet occasional[9]			0.50 (per session)[10]						
WAP Packet forfait[9]			7.50 (per month)[11]						

(1) Includes *ProxiComfort* services (call signalling and call waiting) and automatic registration in the *ProxiClub* loyalty program.
(2) Free activation for a subscription to a contract with a term of at least 15 months.
(3) Charged per second after the first minute. Rate does not apply for calls to special numbers (*e.g.*, 0900 2424).
(4) Peak hours are Monday through Friday, from 7 a.m. until 7 p.m. Off-peak hours are Monday until Friday from 7 p.m. until 7 a.m., weekends and public holidays (24 hours).
(5) For SMS sent in Belgium, except for special numbers (*e.g.*, Proximus-Inter@ctive, televoting).
(6) Customers are given the first 20 SMS free of charge, 21 to 220 SMS at €0.10 per SMS and over 220 SMS are charged at €0.15 per SMS.
(7) MMS includes photos, animations, sound clips and long text from one to 50 KB. Light MMS content is equivalent to an SMS, for example, replying directly to an MMS with text up to one KB.
(8) Represents maximum rate but may be lower with certain additional tariff options. Does not include the price of paying sites.
(9) With a GPRS phone. Does not include the price of paying sites.
(10) Up to 100 KB (*i.e.*, approximately 100 pages of WAP). Amounts above 100 KB are invoiced at a rate of €0.50 per 100 KB.
(11) Up to 2 MB (*i.e.,* approximately 2,000 WAP pages). Amounts above are invoiced at €0.50 per 100 KB.

Voice mail activation, call forwarding, caller identification, ProxiLink and ProxiWorld activation are free services for post-paid customers. Tariffs for international calls vary according to the destination country of the call and the type of subscription plan.

Business Market Tariff Plans. For the business market, Belgacom Mobile's tariff plans depend on the size of the company and the intensity of use and include the following:

- For businesses with only one mobile phone user, Belgacom Mobile offers *ProxiTime* or *ProxiFun* for low volume users, *ProxiPro* for average volume users and *Business Package* for heavy users.
- For companies with more than one mobile phone user, Belgacom Mobile offers *Mobile Group*, a competitive subscription plan with one price all day long and two tariff options that enable the users to benefit from lower prices on *ProxiCalls* for calls to other Belgacom Mobile numbers, and *CompanyCalls*, for calls between employees of the same company.
- For business customers with a large number of users, Belgacom Mobile offers *Corporate Tariff*, which offers a decreasing monthly fee depending on the number of cards purchased, and *Corporate Rate Plan*, which includes diminishing base subscription rates and simplified management and free additional advantages.

Tariff Plans for Pre-paid Services

Belgacom Mobile offers the following tariff plans for Pay&Go customers:

- *Original*, different prices for peak and off-peak hours and for different types of calls;
- *AnyTime*, one price all day long for low volume users; and
- *Student*, special prices after 4 p.m. for voice and SMS.

The table below sets forth Belgacom Mobile tariffs (including value-added tax of 21%) for Pay&Go services as of 31 December 2003.

	Pay&Go Original		Pay&Go AnyTime	Pay&Go Student	
First minute to a Belgacom Mobile phone[1]	Peak:[2]	0.40		Peak:[2]	0.50
	Off-peak:[2]	0.25	0.37	Off-peak:[2]	0.25[3]
First minute to a GSM on another Belgian network or a fixed line[1]	Peak:[2]	0.75		Peak:[2]	0.50
	Off-peak:[2]	0.25	0.37	Off-peak:[2]	0.25[3]
Per SMS[4]		0.15	0.15	Peak:[2]	0.20
				Off-peak:[2]	0.10
Per MMS[5]		0.50	0.50		0.50
Per light MMS[5]		0.15	0.15		0.15
WAP (per minute)[6]		0.15	0.15		0.15
WAP Packet occasional[7]	0.50 (per session)[8]		0.50 (per session)[8]	0.50 (per session)[8]	

(1) Free activation for a subscription to a contract with a term of at least 15 months.
(2) Charged per second after the first minute. Rate does not apply for calls to special numbers (*e.g.*, 0900 2424).
(3) Peak hours are Monday through Friday, from 7 a.m. until 7 p.m. Off-peak hours are Monday until Friday from 7 p.m. until 7 a.m., weekends and public holidays (24 hours).
(4) For SMS sent in Belgium, except for special numbers (*e.g.*, Proximus-Inter@ctive, televoting).
(5) MMS includes photos, animations, sound clips, and long text from one to 50 KB. Light MMS content is equivalent to an SMS, for example, replying directly to an MMS with text up to one KB.
(6) Represents maximum rate but may be lower with certain additional tariff options. Does not include the price of paying sites.
(7) With a GPRS phone. Does not include the price of paying sites.
(8) Up to 100 KB (*i.e.*, approximately 100 pages of WAP). Amounts above 100 KB are invoiced at a rate of €0.50 per 100 KB.

Voice mail activation and Pay&Go World activation are free services for pre-paid customers.

Competition

Belgacom Mobile faces competition primarily from two other mobile licensed operators, Mobistar and BASE. Mobistar, the second largest operator in the market in terms of market share, has operated in Belgium since August 1996. Mobistar is majority-owned by Orange WSB (50.8% as of December 2003) and its shares are listed on Euronext Brussels. The third operator in Belgium is BASE (formerly KPN Orange), which is wholly owned by KPN Mobile and has operated in Belgium since 1999. Mobistar and BASE had market shares, based on active customers, of approximately 33% and 13% respectively, as of 31 December 2003.

All three mobile operators in Belgium offer wholesale services. Mobistar offers both fixed and mobile converged services and is a very aggressive competitor in the business market. Mobistar had approximately 2.62 million active customers as of 30 September 2003. BASE is primarily a consumer-focused operator, and as of 31 December 2003, was the only operator to host MVNOs. In 2002, BASE launched i-mode, a mobile Internet platform developed and licensed by NTT DoCoMo, a 15% shareholder in KPN Mobile, that gives BASE's customers access to its content and applications. BASE had approximately 1,000,000 active customers as of 31 December 2003, including approximately 20,000 i-mode customers. Like Belgacom Mobile, Mobistar and BASE were each granted a UMTS license in March 2001 and are subject to the same build-out deadlines and other conditions as Belgacom Mobile. See "Regulation — Licensing and Notification Requirements — Mobile Services".

Mobile number portability was introduced in Belgium in October 2002. In 2003, 252,867 SIM cards in Belgium were transferred between operators and Belgacom Mobile lost 146,730 customers due to customer churn (representing 58% of total transfers). Over the same period, 64,264 customers from other mobile network operators became Belgacom Mobile customers, which resulted in a net loss of 82,466 customers for Belgacom Mobile. However, Belgacom Mobile's annualized churn rate, including customers who left Belgacom Mobile due to number portability, dropped from approximately 21% in 2002 to 18% in 2003.

New sources of competition include system integrators (companies that offer integrated solutions for voice, data and mobility), IT companies that offer wireless service packages from mobile network operators, big brand portals offering content directly to the customers, Wireless LAN operators and MVNOs offering services at very low rates. While these companies compete with Belgacom Mobile for retail customers, certain of these companies are customers of Belgacom Mobile's wholesale services.

Sales Channels

Belgacom Mobile's sales channels utilize both indirect and direct distribution, and also use Belgacom Mobile's customer service department for up-selling and cross-selling. Through these sales channels, Belgacom Mobile offers handsets as well as information and advice on its products and services.

As of 31 December 2003, Belgacom Mobile had an indirect distribution network of 1,624 outlets, including telecommunications focused and non-telecommunications focused points of sale. Telecommunications chains (including 97 Belgacom shops) and telecommunications agents represented 204 and 361 points of sale, respectively. Retail chains and agents represented 276 and 783 points of sale, respectively. Belgacom shops are also fixed-line sales shops. In addition, Belgacom Mobile's pre-paid customers can purchase reload cards at more than 8,000 distributors' points of sale. Belgacom Mobile's remuneration of its indirect distributors reflects the shift in its marketing objectives from acquisition to retention of the most valuable customers and accordingly focuses on customer development and rewards customer satisfaction, customer retention and sales of value-added services.

Belgacom Mobile's business customers are served by its direct sales organization (through telesales and account executives) and indirectly by a number of agents including 37 specialized business customer service centers.

Customer Service

Belgacom Mobile owns and operates customer service centers that serve both its residential and business customers in Antwerp, Brussels and Mons. These service centers provide customers with product information and guidance, maintain its subscriber database, answer billing inquiries, respond to customer complaints, check customer credit, open new subscriptions and inform existing customers about additional value-added services. They are also responsible for bill collection.

Belgacom Mobile has also launched My Proximus and My Pay&Go, a range of online self-service applications that enable customers to manage their own account directly via the Internet. Customers are able to view the status of their current bills, change their address or tariff plan, activate services, consult the record of calls made with their Pay&Go card or reload their card online.

Subscriber Management, Billing and Activation for Post-paid Contracts

Prior to activation, Belgacom Mobile assesses the creditworthiness of potential customers in accordance with its credit policy. As a result of this credit analysis, Belgacom Mobile either activates a subscription or may decline the application or delay activation until any outstanding telecommunications bills have been paid.

Subscribers receive bills containing both subscription charges and airtime. Belgacom Mobile maintains continuous supervision of customers with high usage, as well as those involved in credit disputes. This generally allows Belgacom Mobile to deactivate customers who pose a credit risk prior to referring their accounts to external debt collection agencies.

Belgacom Mobile calculates a projected loss every month according to expected bad debt loss. Debt is written off when non-payment or insolvency is demonstrated, or there is no reason to expect payment. The loss due to bad debt write-offs was approximately 0.4% of impacted revenues in 2003 compared to 0.4% and 0.6% of revenues in 2002 and 2001, respectively.

Belgacom Mobile has developed customer reward programs for its Proximus and Pay&Go customers. Belgacom Mobile offers two point-based programs: *ProxiClub* for its post-paid customers and *Pay&Go Club* for its pre-paid customers. *ProxiClub* was launched in February 1998 and as of 31 December 2003, 543,000 customers had signed up for the program. Belgacom Mobile provides free membership and points earned for usage can be redeemed for free airtime, special offers and free tickets to sports and cultural events. Launched in January 2004, *Pay&Go Club* offers free membership and points based on usage, which can be redeemed for free airtime. Belgacom Mobile offers its Proximus customers who subscribe for one-year contracts *ProxiReplace*, which is a free service to repair or replace their GSM handsets in case of robbery, fault or loss.

Mobile Networks

Belgacom Mobile regularly invests in maintaining and upgrading the capacity, quality and coverage of its network. It believes using the latest technologies enables it to provide superior call quality and service and coverage. Belgacom Mobile tracks the following indicators on a monthly basis: quality of sound, network availability, outdoor and indoor coverage and dropped call rate. Belgacom Mobile measures customer satisfaction with its network and its impact on customer loyalty through surveys. Customers have consistently given its network a positive evaluation based on coverage and quality.

Technologies

Belgacom Mobile's network is a digital mobile network based on GSM technology. It is a dual band network, operating on two frequencies: 900 and 1800 MHz. It offers circuit switched voice and data services.

Since July 2001, Belgacom Mobile has also offered GPRS services. GPRS is a packet-based data service, using the same frequency bands as GSM. Compared to circuit switched data, which offers a maximum transmission speed of 9.6 Kbps, GPRS enables data transmission speeds (approximately 30 Kbps) that are substantially higher than GSM, allowing for mobile Internet access and browsing of WAP sites.

In June 2003, Belgacom Mobile launched its first Wi-Fi hotspot, an Internet wireless connection located in a public place. Wireless LAN uses the IEEE 802.11b technology on a 2.4 GHz frequency and enables data transmission speed rates of up to 11 Mbps. It is a local network in which a mobile user can establish a distant radio connection via the LAN.

In July 2003, Belgacom Mobile launched technical trial operations of its UMTS network. UMTS is based on a different radio transmission technology and requires a completely new network. It will offer a mobile service, combining voice and broadband data services. Belgacom Mobile is currently testing future mobile telephony applications and continues to deploy its UMTS network. Belgacom Mobile intends to continue to meet the construction and service coverage obligations of its UMTS license, and the types of UMTS services it offers will be based on customer demand when the network and services meet Belgacom Mobile's standards. Belgacom Mobile invested approximately €20 million in connection with its UMTS network in 2003 and Belgacom currently estimates that it will spend between €150 million and €200 million in relation to UMTS network investments over the next three years, depending on market demand and competitive pressure.

Coverage

Belgacom Mobile's dual band GSM network covers more than 99% of the Belgian population through more than 9,100 base stations located on almost 3,000 sites.

Belgacom Mobile continually seeks to improve coverage both outside and inside buildings, in industrial areas, in underground public transportation and on the roads through the installation of numerous antennae of

three different types: (i) macro-cells, which cover a large area, typically multiple square kilometers; (ii) micro-cells, which have a maximum reach of 500 meters and are mainly used in towns and cities; and (iii) pico-cells, which provide indoor coverage within an enclosed environment.

In 1999, Belgacom Mobile was the first operator to provide "indoor" coverage in 50 Brussels metro stations and in certain neighboring tunnels. Belgacom Mobile concentrates on improving coverage in strategic locations such as the Brussels metro, university campuses, car parks, train stations, industrial areas, road tunnels, conference rooms, congress centers and hotels.

Quality and Capacity

In addition to increasing the number of sites, over time Belgacom Mobile has increased the capacity of many of these sites and monitored their use, with the goal of assuring continuous access to its network and real-time response to network problems and outages. Belgacom Mobile's Operations and Maintenance center operates 24 hours a day, seven days a week, and it constantly monitors the functioning of the network and ready to respond immediately to network problems and outages. In addition to reactive maintenance, Belgacom Mobile's engineers' mission is to anticipate and prevent problems by analyzing numerous system parameters and identifying problematic trends. In order to "live" its clients' actual experiences, data is also collected by network-measuring instruments installed in vehicles that cover up to 6,500 km of roads every month. This allows the engineers to evaluate the level of coverage and the quality of calls, and compare the results with Belgacom Mobile's competition. By the end of 2003, Belgacom Mobile had an overall call completion rate (the percentage of successful calls from call set-up to call end) of approximately 99%.

To ensure business continuity, Belgacom Mobile has developed a site recovery plan and believes it is already able to recover its core services from a switching site disaster in no more than three days. Belgacom Mobile is now further extending its network recovery plans by building an additional switch site.

Belgacom Mobile continues to invest in its GSM network in order to improve local coverage and address local weaknesses. Belgacom Mobile tailors its GPRS network to support the growth of GPRS services demand.

International Carrier Services

Overview

Through its International Carrier Services segment, Belgacom provides voice, data and capacity services to telecommunications operators (both fixed line and mobile) and service providers worldwide. The following table sets forth the components of its International Carrier Services revenue for the three years ended 31 December 2003.

	Year ended 31 December					
	2001		2002		2003	
	(€ millions)	(%)	(€ millions)	(%)	(€ millions)	(%)
Voice	557	91.9	590	94.4	603	96.3
Data	1	0.2	1	0.2	2	0.3
Capacity	13	2.1	10	1.6	8	1.3
Other(1)	35	5.8	24	3.8	13	2.1
Total revenue(2)	606	100.0	625	100.0	626	100.0

(1) Primarily revenue from infrastructure, telegraphy and telex.
(2) Prior to inter segment eliminations.

Belgacom has been active in the international carrier market since 1997 and the Company estimates that it has grown to become the 11th largest operator worldwide in the international voice termination market in terms of traffic volume, providing services to some of the world's leading fixed-line and mobile operators. Belgacom has achieved this position primarily due to Belgium's central location in Western Europe and because Belgacom commenced international carrier operations prior to the liberalization of telecommunications markets in Europe. Belgacom's International Carrier Services division was initially established to manage its international network and to optimize the balance of inter-operators payments related to international traffic to and from Belgium (bilateral traffic). Operators without their own international infrastructure can use Belgacom's International Carrier Services to carry calls placed by their customers in Belgium to international destinations. International Carrier Services carries the call on its network to the destination outside of Belgium, where it transmits the call to

a non-Belgian operator, with which it is interconnected and it ensures the delivery of the call to the final addressee (fixed or mobile users). International Carrier Services pays an international interconnection charge to the non-Belgian operator and receives a fee from the operator to cover certain costs, including the interconnection fees and transport costs.

In addition to handling bilateral traffic, Belgacom operates a transit business offering voice termination services worldwide to non-Belgian operators. Belgacom focuses primarily on providing services to operators located in Europe, Africa and Asia. Voice termination services represented 96% of Belgacom's International Carrier Services revenues in 2003. Although its International Carrier Services segment does not contribute significantly to Belgacom's operating profit, this segment complements Belgacom's other activities by providing inbound/outbound services to its Fixed Line Services and Mobile Communications Services segments at competitive prices and with excellent quality.

The size of the total international carrier market that Belgacom targets was estimated at approximately €13 billion for 2003, with voice traffic representing approximately 93% of this market. The carrier-to-carrier voice segment is a highly fragmented market, with the market leader having less than 10% of the total segment. The carrier-to-carrier non-voice segment accounted for only 7% of the total international inter-operator business in 2003, due to slow voice-to-data convergence and competition from specialized companies (*e.g.*, Equant and Infonet) offering managed data services directly to multinational corporations.

Voice wholesale services are also generally significantly more profitable than data and capacity services. For example, Belgacom's analysis shows that the margin generated by an E1 international leased line only represents 15% to 25% of the direct margin generated by the same capacity used for voice transit services.

Strategy

In the international carrier market, Belgacom aims to develop its position as a leading provider of wholesale services to major fixed-line and mobile operators worldwide. In order to achieve this goal, Belgacom intends to:

- *Focus on the most profitable customers and destinations.* Belgacom intends to focus on its most profitable customers – incumbent operators, mobile operators and retail alternative operators – and its most profitable destinations. Belgacom expects that competitive pressure, business complexity and significant UMTS implementation expenses faced by mobile operators will lead medium-sized incumbents and mobile operators to focus on their core activities and to use outsourcing solutions in other operations. Belgacom intends to take advantage of the additional opportunities created by this trend.
- *Capture growth from mobile operators and expand its mobile products portfolio.* With increasing penetration of mobile services and usage worldwide and globalization of mobile services like SMS, MMS and GPRS roaming, Belgacom aims to increase its revenues from mobile operators and expand its mobile product portfolio. Belgacom has dedicated significant sales and marketing resources to help it become a preferred international voice supplier for major mobile operators and develop a new set of data products meeting the needs of mobile operators.
- *Increase the scale of its operations on attractive terms and participate in the consolidation of the international carrier services market.* Belgacom believes that consolidation in the international carrier services market will continue and that the larger players, including Belgacom, will be best positioned to benefit from opportunities provided by such consolidation. As a result, to remain competitive and gain market share in a low margin, high volume market, Belgacom intends to examine opportunities that will allow it to grow (both internally and externally, through acquisition or other opportunities such as outsourcing) in order to increase the scale of its operations and create cost and revenue synergies. In the implementation of this strategy, Belgacom will seek to (i) increase long-term, stable traffic volumes (which enables best bilateral conditions and optimizes network planning), (ii) optimize its current network (expand its extra-European reach, increase least-cost termination possibilities and acquire VoIP and next generation network skills) and (iii) achieve operating costs savings (optimize head-count and reduce IT costs).

Products and Services

Belgacom's international wholesale services include:

- *Voice services*: Belgacom offers transport and termination of voice traffic in Belgium and worldwide. Belgacom provides various products and services, with specific SLAs, including a 24 hours a day, seven

days a week monitoring and customer service. This option differentiates Belgacom from pure voice minute traders. In addition, Belgacom has developed value-added voice services, such as international toll-free numbers.

- *Data services*: Belgacom offers data services specifically designed for mobile operators. International mobile data products offer services and applications to end-users as they travel worldwide. These services include signaling, SMS, MMS and GPRS Roaming Exchange ("GRX"). In the future, GRX is expected to facilitate the transport of information through UMTS mobile networks. Through its IP transit products, Belgacom offers high-speed access to the Belgacom Internet backbone and the Internet.

- *Capacity and infrastructure services*: Belgacom offers dedicated capacity and infrastructure services on its international network. These services range from the traditional IPLC (point-to-point leased lines provided in cooperation with other incumbents) to Belgacom Wholesale Bandwidth (end-to-end, high capacity solutions, including specific SLAs). Belgacom's capacity and infrastructure services also include submarine cable and satellite capacity, which are sold to other operators.

Traffic

The table below sets forth the total voice bilateral and voice transit traffic carried by Belgacom's International Carrier Services segment for the three years ended 31 December 2003.

	Year ended 31 December		
	2001	**2002**	**2003[1]**
	(billions of minutes)		
Voice bilateral[2]	2.9	2.8	2.9
Voice transit[3]	2.2	2.9	3.4
Total	5.1	5.7	6.3

(1) Company estimates.

(2) Includes inbound and outbound traffic. Inbound services are Belgian termination services for foreign operators. Outbound services are international termination services for Belgacom's domestic fixed business.

(3) Transit services are traffic that is neither originated nor terminated in Belgium and traffic originated by Belgacom's mobile business and other Belgian operators.

Belgacom's voice transit traffic has grown from 2.2 billion minutes in 2001 to 3.4 billion minutes in 2003. Voice bilateral traffic declined slightly in 2002 as a result of a decline in fixed-line voice traffic in Belgium and a decline in Belgacom's domestic fixed-line market share. Voice transit traffic has continued to increase, primarily as a result of increased traffic from mobile operators.

Customers

Belgacom markets its international wholesale products and services to other operators, as well as its Fixed Line Services and Mobile Communications Services segments. As of 31 December 2003, Belgacom's International Carrier Services segment had 270 customers. Belgacom segments its customers into five categories and for each segment calculates the "contribution", which is the difference between the price paid by the operator that is originating the call and the price paid to the operator that is terminating the call. Belgacom believes that the contribution represents the value attributable to providing connectivity services between originating and terminating operators in each customer segment. The customer segments below are listed in order of contribution, with incumbent operators providing the highest contribution.

Belgacom's International Carrier Services customer segments are:

- *Incumbent operators.* Despite liberalization of telecommunications markets, incumbent operators continue to manage a significant portion of worldwide traffic. Most of these operators have their own direct routes, but are seeking alternatives for smaller destinations or for a limited portion of their traffic.

- *Retail alternative operators.* Retail alternative operators include operators competing with incumbents by providing fixed-line users with a broad portfolio of products. Typically, these operators build only limited international network capacities for their top 20 destinations and rely on other carriers for their remaining traffic.

- *Mobile operators.* Mobile operators use international carriers to provide international connectivity services in the absence of their own direct international connectivity with foreign operators. Therefore, mobile operators have been Belgacom's key focus over the past two years and revenue from mobile operators has grown by 37% over this period. Belgacom has targeted these customers by dedicating significant sales and marketing resources to mobile operators.
- *Wholesale carriers.* Wholesale carriers include operators trading traffic on the carrier-to-carrier market.
- *Calling card operators.* These niche operators offer international services to residential end-users who are typically seeking specific destinations at the lowest prices, with quality being less relevant.

In addition to its headquarters located in Brussels, the International Carrier Services segment has a commercial and technical presence in New York (managing the Americas) and in Singapore (managing the Asia-Pacific region). Belgacom has opened a new sales office in Dubai in early 2004 to support and develop its business in the Middle East and North Africa.

Belgacom manages the credit risk associated with its International Carrier Services customers through stringent credit policies and dedicates significant management attention to this issue. As a result, bad debt associated with its International Carrier Services segment has consistently been lower than 0.5% of its revenue in the last two years.

Pricing

Voice Services. Voice services are charged on a per minute basis, without a set-up fee. Prices vary, depending on geography, network (wireless vs. fixed) and time of call (peak vs. off-peak hours). Belgacom's international prices are not directly regulated, but they are heavily influenced by the regulated interconnection prices in the country of termination and, to a lesser extent, by recommendations of the International Telecommunications Union. Prices for voice services declined from market liberalization in 1998 until 2002, when prices stabilized partially as a result of a number of wholesale providers exiting the market.

Data and Capacity Services. Data and capacity services are charged on a quarterly basis, with or without installation fees depending on the service. The fees vary by the type of service and the destination country. Retail oriented leased line services pricing is higher than for wholesale bandwidth lines, but includes volume discounts. These prices have been subjected to severe competitive pressure, with prices dropping 35% per year on average during the last three years. Belgacom expects that price pressure will continue, in particular in competitive regions such as Western Europe.

Competition

In the environment for international carrier services, customers can use other service providers and shift their traffic easily from one carrier to another, based on price and quality. International wholesale carrier services are, therefore, characterized by intense competition where Belgacom benefits only to a limited extent from its position as an incumbent operator. As of the end of 2003, Belgacom estimates that it was the 11th largest worldwide voice provider in terms of traffic volumes. US-based operators MCI, AT&T and Sprint held three of the top five positions in 2003, due to the size of the US market and the high level of competition, which have forced US carriers to minimize their costs and find alternative revenues through incremental transit activities. European carriers represent the remaining top 10 largest operators, including BT, France Telecom and Deutsche Telekom. These operators depend heavily on bilateral captive traffic (*i.e.*, bilateral traffic to/from their home country through their own retail activities).

Two Voice over IP carriers (ITXC and iBasis) are also among the top 10 providers in terms of traffic volumes. These operators benefit from lower termination costs (using Internet alternatives to classic carrier-to-carrier termination arrangements) and more flexible network solutions.

Network

Belgacom has invested in network growth to take advantage of business opportunities. Belgacom's network is currently composed of the following elements:

- *Central and Western rings*, connecting Amsterdam, Rotterdam, Düsseldorf, Frankfurt, London and Paris via Brussels;

- *Eastern ring*, connecting Düsseldorf, Hamburg, Frankfurt, Berlin, Stuttgart and Munich;
- *Southern Ring*, connecting Paris, Strasbourg, Zurich and Milan;
- *Six Metropolitan Area Networks* in Brussels, London, Paris, Amsterdam, Frankfurt and Düsseldorf;
- *Points of presence* ("PoPs") in selected cities in Europe as well as access via cable to PoPs in the United States (New York and Miami) and in the Asia Pacific region (Singapore, Hong Kong and Tokyo). As of 31 December 2003, Belgacom had 47 PoPs; and
- *Submarine cables*, including TAT-14 (Europe and US), SMW3 (Europe, Middle East and Asia) and Sat-3 (Europe and Africa). As of 31 December 2003, Belgacom had participations in 70 submarine cables.

Belgacom's international traffic is managed through four international switches, while hard-to-reach destinations are connected through its two satellite-earth stations in Lessive (southern Belgium) and Liedekerke (near Brussels) using satellite connectivity from the International Telecommunications Satellite Organization ("Intelsat") and the European Telecommunications Satellite Organization ("Eutelsat").

Belgacom's international IP network is equipped with Cisco Global Roaming Servers, class routers, running MPLS to provide data capacity for its mobile customers.

Properties

As of 31 December 2003, Belgacom had approximately 1,400 properties in use totaling approximately 1,700,000 square meters (built area) of which six were owned by the Company, approximately 1,100 were owned by its wholly owned subsidiary ConnectImmo SA ("ConnectImmo") and approximately 300 were rental properties.

The Company's principal properties consist of buildings located throughout Belgium, which are used for the housing of its telecommunications network and support infrastructure, as well as Belgacom Mobile's switching centers, base station control units and equipment. The Company also uses non-telecommunications related properties such as offices, teleshops, semi-industrial buildings and parking lots.

In September 2002, the Company transferred approximately 1,100 properties, including approximately 890,000 square meters of administrative space (including offices, storage, residential units, shops and parking facilities) and approximately 480,000 square meters of technical space (including space and housing for telecommunications equipment) to ConnectImmo. Through ConnectImmo, the Company ensures that it has the use of sufficient administrative and technical space to enable its principal business activities to be carried out effectively. In addition, the Company believes that the transfer will enable its different business segments to focus more on their respective core activities and will result in a more transparent cost structure, as required by the BIPT. The Company's headquarters, located in Brussels, was not included in this transfer and remained the property of the Company. The Company, as well as other members of the Group, rent office space and technical space from ConnectImmo at market rates.

The Company and ConnectImmo run a space optimization program, with the objective of reducing the Company's real estate costs. Between 1 January 2000 and 31 December 2003, 165,000 square meters had been sold.

Belgacom is required to obtain permits in connection with certain activities on its properties and certain types of construction. Belgacom monitors these permits in order to ensure that it either holds or is obtaining the necessary permits, or is amending its activities or the permits it holds where there have been regulatory changes or changes in Belgacom's activities.

Intellectual Property

Belgacom and Belgacom Mobile have registered their important trademarks, such as "Belgacom", "Proximus", "Pay&Go" and their related logos, in Benelux. Belgacom does not own any registered patents or copyrights that are material to its business as a whole.

Belgacom has license agreements regarding its registered trademarks, including license agreements with Promedia and, within the Group, with Skynet, Alert Services Holding and Expercom. Belgacom also has several license agreements regarding its use of the registered trademarks of third parties, such as Intelsat, Inmarsat Ltd and Microsoft.

Belgacom has created and maintains its own databases for the operation of its Fixed Line Services segment's directories. Belgacom grants licenses to third parties for the use of such databases and also enters into license agreements with third parties for the use of their technology and data in order to complete Belgacom's directories. Among others, these agreements allow for the use of Promedia's databases in Belgacom's "Talking Yellow Pages" and "White Pages".

Research and Development

Belgacom is committed to maintaining its position as a leading innovator in deploying and developing telecommunications technology. Belgacom does not have dedicated research and development departments within each segment, however, it has dedicated network technology management departments in its Fixed Line Services and Mobile Communications segments that investigate new technologies provided by suppliers and vendors to test compatibility with the Belgacom network infrastructure. Belgacom's activities in the network technology domain range from technology scan, architectural design, specifications and lab testing, technological vendor management, project management and the preparation for handover to operations.

Belgacom's Fixed Line Services segment had approximately 200 employees working on network technology management activities as of 31 December 2003. The network technology management department cooperates closely with vendors, universities and research institutes in areas such as next-generation IP networks for multimedia communications, investigation of multicasting techniques on IP level, development of cost modeling tools, creation of tools for simulating copper line characteristics for predicting the performance of DSL equipment, predicting reliability in function of environmental conditions of equipment to be installed outdoors, intelligent home and office gateways, and prototyping service and content delivery platforms.

Currently, Belgacom's principal priorities in the network domain include digital TV and video-on-demand platforms, real-time IP communication platforms, next-generation wireless DSL modems and home/office gateways, all-optical networks, VDSL access networks, video communications, business service platforms, content management and service enabling platforms. Its Fixed Line Services segment spent approximately €16.0 million, €15.5 million and €15.1 million on network-related technology management in 2001, 2002 and 2003, respectively.

Belgacom's Fixed Line Services segment has initiated special 'Projects in Partnership' with vendors for acquiring knowledge and experience to further develop new technologies. This phase normally precedes the introduction of a new technological platform. Belgacom is also involved in a limited number of European projects (*e.g.*, FP6 Medianet on open media delivery technology, including media production, through encoding, service delivery platforms, home networks down and media-rendering devices in the home).

Legal Proceedings

From time to time Belgacom has been, and expects to continue to be, subject to legal, regulatory and tax proceedings and claims arising in the ordinary course of its business. The Group is currently involved in various judicial and regulatory proceedings, including those described below, in the jurisdictions in which it operates. These include proceedings before the BIPT or appeals against decisions taken by the BIPT. See "Regulation".

In October 2002, TDC initiated a request for arbitration against the Company relating to the allocation of an alleged capital gain resulting from an agreement dated 2 August 2000 among the Company, TDC, T-Mobile and its 100% subsidiary Smaragd Telecommunications GmbH ("TMO"), when TMO entered as a third investor in the share capital of Ben Nederland. After an unsuccessful mediation procedure, TDC submitted the case for arbitration before The Netherlands Arbitration Institute in October 2002. The total amount of the claim by TDC is approximately €91 million. TDC is a shareholder of ADSB, the Selling Shareholder. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions".

In September 2002, Codenet, Versatel, COLT and Worldcom filed a complaint with the Belgian Competition Council alleging that the Company's "Benefit Excellence Program" constitutes an abuse of an alleged dominant position in the market through pricing and loyalty rebates. The complainants also filed a request for interim relief measures with the President of the Belgian Competition Council requesting, among other things, the suspension of the program. Belgacom's "Benefit Excellence Program", which was launched in March 2002, is a voice telephony tariff plan aimed at large corporate users offering specific base rates for national telephony and for fixed-to-mobile calls as well as an additional discount scheme. On 18 December 2002, the "Corps des Rapporteurs", which conducts the investigation in competition cases, issued a report, limited to the matter of interim relief measures, which proposed interim measures to be imposed. On 15 May 2003, the President of the Belgian Competition Council rendered an interim decision regarding such interim relief

measures, requesting an additional report from the "Corps des Rapporteurs". The additional report was issued on 24 October 2003 and confirmed the earlier recommendation to impose interim relief measures. The case, both with respect to the preliminary issue of interim relief measures and to the alleged infringement, is still pending and no calendar for the pleadings has been set. If the Company is unsuccessful in the interim measures case, it may be required to increase the retail tariffs that are the subject of the claim as well as retail tariffs under other similar tariff plans and if it is ultimately found to have committed an abuse of dominant position, it may be subject to a maximum fine of up to 10% of the Group's annual turnover.

In June 2003, BASE filed an action against Belgacom Mobile before the Commercial Court of Brussels. BASE alleges that Belgacom Mobile's termination rates since 1 October 2000 are not in accordance with the official telecommunications regulations requiring cost oriented pricing and that Belgacom Mobile's Proximus-to-Proximus tariffs constitute an abuse of Belgacom Mobile's alleged dominant position in the Belgian market. BASE's provisional estimate of the claim for compensation amounts to approximately €580 million in reimbursement and damages, representing the amount of lost revenue that BASE allegedly suffered as a result of these practices, and is subject to increase. Belgacom Mobile believes that its mobile termination rates were in line with the rulings of the BIPT.

On 1 March 2004, Mobistar filed a request to intervene voluntarily in the action brought by BASE against Belgacom Mobile. Mobistar alleges that if the Commercial Court of Brussels were to find that Belgacom Mobile's termination rates were not in accordance with the obligation of cost-oriented pricing, Mobistar should be awarded damages provisionally estimated by Mobistar to range between €967,000 and €56,000,000, depending on the termination rates upheld by the Court.

Furthermore, Mobistar alleges that in addition to the Proximus-to-Proximus tariffs, certain tariff schemes offered by Belgacom Mobile to business and corporate customers constitute an abuse of Belgacom Mobile's allegedly dominant position. Mobistar requests the Court to appoint a court expert to calculate the amount of alleged damages and seeks compensation for such damages, provisionally estimated at a minimum of €50,000,000. As with the action filed by BASE, Belgacom Mobile is contesting the claims made by Mobistar.

REGULATION

Overview

A summary of the regulatory framework focusing on telecommunications in the EU and Belgium is set forth below. This summary is intended to provide a general outline of the more relevant regulations applicable to Belgacom's operations in Belgium and is not intended as a comprehensive description of such regulations. Laws and regulations, both national and local, governing the provision of telecommunications services differ significantly among the countries in which Belgacom currently operates. This is true even among EU Member States ("Member States"). The interpretation and enforcement of such laws and regulations vary and could limit Belgacom's ability to provide certain telecommunications services in certain markets. It is uncertain whether future legislative, regulatory and judicial changes will have a material adverse effect on Belgacom, whether domestic or international regulators or third parties will raise material issues with regard to Belgacom's compliance with applicable laws and regulations, or whether other regulatory activities will have a material adverse effect on Belgacom's business, financial condition or results of operations. See "Risk Factors — Risks Related to Regulatory Matters".

Regulatory Framework

The European Union

Belgium and most of the other European countries in which Belgacom operates are members of the EU. Member States are required to implement EU directives by enacting national legislation and to observe EU regulations. If a Member State fails to effect such directives with national or, as the case may be, regional, community or local legislation or fails to render the provisions of such directives effective within its territory, the European Commission (the "Commission") may start an infringement action against the Member State to ensure the implementation of the directives, including bringing proceedings before the European Court of Justice. In addition, EU directives which have not been timely implemented in national legislation may under certain circumstances be directly enforceable at national level. According to the "direct effect" case law, in limited circumstances, when a Member State does not implement a directive on a timely basis, specific provisions of such directive that are clear, precise and unconditional, can be enforced directly by a national judge following an action brought by an individual or an undertaking. In addition, national legislation must be interpreted insofar as possible in conformity with EU legislation.

As opposed to a directive, a regulation is binding in its entirety and directly applicable in all Member States. Once adopted, regulations are part of the domestic law of the Member States and capable of being relied upon by individuals or undertakings in national courts.

The First Decade of EU Communications Liberalization

The process of liberalizing the European telecommunications sector began with the adoption on 16 May 1988 of the directive on competition in the markets of telecommunications terminal equipment, which liberalized the market for terminal equipment. The introduction of competition in telecommunications services began with the adoption on 28 June 1990 of the directive on competition in the markets for telecommunications services, which opened the European market for value-added services. The Commission subsequently extended the scope of liberalization to satellite services, alternative infrastructure and mobile services and infrastructure. By the directive of 13 March 1996 amending the services directive with regard to the implementation of full competition in telecommunications markets, the Commission required the opening of the public voice telephony and public network infrastructure markets to competition in all EU countries by 1 January 1998 (with the exception of Greece, Ireland, Luxembourg, Portugal and Spain, which were granted derogations of up to five years as of 1998). In addition, a directive was adopted on 23 June 1999 that required telecommunications operators under certain conditions to carry out their cable television operations through a separate company with a view to enhancing the development of the cable television sector in the EU and encouraging competition and innovation in telecommunications.

At the same time, the European Council (the "Council") began to enact harmonization measures setting the conditions under which the incumbent operators had to open their networks to new entrants (the "Open Network Provision" or "ONP" measures). The first of these was the directive of 28 June 1990 on the establishment of the internal market for telecommunications services through the implementation of open network provision, which set in place the general principles of transparency, non-discrimination and cost orientation for access to and use of public telecommunications networks and, where applicable, public telecommunications services. The Council

and the European Parliament (the "Parliament") subsequently expanded the scope of the ONP rules to leased lines, certain voice telephony services and interconnection. The ONP framework was revised by the directive of 30 June 1997 that introduced the concept of "significant market power", which is, the trigger for determining the operators to which the ONP obligations apply. The Council and the Parliament completed the EU framework for liberalization of the telecommunications markets by issuing the directive of 26 February 1998 on the application of ONP to voice telephony and on universal service for telecommunications in a competitive environment.

Since 1998, the Commission has lodged a number of infringement actions against Belgium before the European Court of Justice, contending that the EU's pre-2003 regulatory framework was not fully implemented into Belgium's national telecommunications laws. The Belgian Government has been working steadily over the last several years to fully incorporate the EU's pre-2003 regulatory framework into its national framework, and as a result pending infringement proceedings have been withdrawn. The most recent infringement proceeding, asserting that the BIPT was insufficiently independent, was withdrawn following the enactment of a new law in January 2003 strengthening the independence of the BIPT. Belgacom is not aware of any pending infringement proceedings against Belgium related to the implementation of the pre-2003 telecommunications regulatory framework into Belgian law.

The 1999 Review

In 1999, the Commission launched a general review of the then-existing EU telecommunications regulatory framework. The political impetus underlying the revision was a desire to streamline the patchwork of regulations that had been enacted during the 1990s in order to create a legal framework corresponding to the minimum necessary to achieve the political objectives of liberalization and full competition in the communications market. This review had been called for in a number of the ONP directives and was made necessary by developments following the initial liberalization of the sector, particularly the technological changes that were leading to a convergence of the telecommunications, broadcasting and information technology sectors. The results of the process were published early 2000 in a report prepared by the Commission that is commonly referred to as the "1999 Review".

The 2003 Framework

On 12 July 2000, following consultations with public and private actors in the telecommunications sector, the Commission presented a package of legislative measures designed to replace the existing framework and implement the conclusions of the 1999 Review. The new framework (the "2003 Framework") was formally approved in March 2002. The 2003 Framework not only covers all forms of telecommunications services and network infrastructures but also covers transmission services and network infrastructures used for broadcasting, excluding actual content provision and editorial services. The telecommunications and broadcasting transmission services and networks are collectively defined in the 2003 Framework as "electronic communications services and networks". The goals of the 2003 Framework were to enable regulators to focus their powers to promote competition, protect consumers and consolidate the single EU market, while taking into account the need for innovation and the long-term sustainability of the communications sector. The Commission wanted to better define the markets in which regulatory obligations are imposed and to migrate from ex-ante/sector-specific regulations to ex-post/competition law (*i.e.*, antitrust law) as a basis for regulating electronic communications services and networks. To that end, the 2003 Framework linked the imposition of regulatory obligations to the absence of effective competition in the specific communications markets.

The 2003 Framework includes five main directives and a number of other legislative instruments, which replace most of the texts that made up the earlier framework. The legislative instruments of the 2003 Framework include:

- Directive 2002/21/EC of the European Parliament and of the Council of 7 March 2002 on a common regulatory framework for electronic communications networks and services (the "Framework Directive"). This Directive established a harmonized regulatory framework for electronic communications services and networks. It laid down the specific tasks of National Regulatory Authorities (the "NRAs") in key areas such as management of radio frequencies for electronic communications services, numbering, naming and addressing, rights of way, co-location and facility sharing, and accounting separation and financial reports. It also introduced a new concept and scheme for determination of operators with significant market power, which largely corresponds to the competition law concept of dominant position, and established a set of procedures to ensure the harmonized application of the 2003 Framework across the EU, including *e.g.* through cooperation between the NRAs within the "European Regulators Group".

- Directive 2002/19/EC of the European Parliament and of the Council of 7 March 2002 on access to, and interconnection of, electronic communications networks and associated facilities (the "Access and Interconnection Directive"). This Directive set out objectives for the NRAs with regard to access and interconnection, and laid down procedures to ensure that obligations imposed by the NRAs are reviewed and, where appropriate, withdrawn once the desired objectives have been achieved. "Access" as defined in this Directive did not cover access by end-users. See "— Price Regulation — Interconnection Access and Pricing".
- Directive 2002/20/EC of the European Parliament and of the Council of 7 March 2002 on the authorization of electronic communications networks and services (the "Authorization Directive"). This Directive harmonized and simplified the authorization rules and conditions for the provision of electronic communications networks and services in order to facilitate their provision throughout the EU. Specifically, the Directive called for the replacement of individual licenses by general authorizations, while an individual scheme for attributing frequencies and numbers may continue to exist. See "— Licensing and Notification Requirements".
- Directive 2002/22/EC of the European Parliament and of the Council of 7 March 2002 on universal service and users' rights relating to electronic communications networks and services (the "Universal Service Directive"). This Directive defined the minimum set of electronic communications services of a specified quality to which all end-users should have access, at an affordable price in the light of specific national conditions, without distorting competition. The Directive also set out obligations with regard to the provision of certain mandatory services such as the retail provision of leased lines. See "— Public Service — Universal Service".
- Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (the "Directive on Privacy and Electronic Communications"). This Directive required Member States to ensure an equivalent level of protection of fundamental rights and freedoms, and in particular the right to privacy, in connection with the processing of personal data in the electronic communications sector and to ensure the free movement of such data and of electronic communications equipment and services in the EU. See "— Data Protection".
- Commission Directive 2002/77/EC of 16 September 2002 on competition in the markets for electronic communications networks and services (the "Competition Directive"). This Directive required the abolition of special and exclusive rights for all electronic communications services and networks. Its adoption was deemed necessary given that Directive 96/19/EC with regard to the implementation of full competition in telecommunications markets only covered telecommunications services and networks while the new framework takes into account convergence of the electronic communications sectors. See "— Special Status of Operators with Significant Market Power".
- Regulation (EC) 2887/2000 of 18 December 2000 on unbundled access to the local loop (the "Unbundling Regulation"). This Regulation required all operators of fixed public telephone networks with significant market power that are active in the EU to provide unbundled access to the local loop on a non-discriminatory, transparent and cost-oriented basis. See "— Unbundling of the Local Loop".
- Decision 676/2002/EC of the European Parliament and of the Council of 7 March 2002 on a regulatory framework for radio spectrum policy in the European Community (the "Radio Spectrum Decision"). This Decision established a policy and legal framework at the EU level in order to ensure consistency between the national spectrum policies and, where appropriate, harmonized conditions with regard to the availability and efficient use of the radio spectrum in EU policy areas such as electronic communications, transport and research and development.

The 2003 Framework requires Member States to impose on operators with significant market power regulatory obligations that are proportionate to the market failure found in such market. The legislative instruments constituting the 2003 Framework were supplemented by (i) the Commission Recommendation (C(2003)497) of 11 February 2003 on relevant product and service markets within the electronic communications sector susceptible to ex-ante regulation in accordance with the Framework Directive concerning the identification of product and service markets in which regulatory obligations can be imposed on operators designated as having significant market power (the "SMP Recommendation") that defines 18 specific markets, with the possibility for Member States to define additional markets, subject to the Commission's veto, and (ii) the Commission Guidelines (2002/C165/03) of 11 July 2002 on market analysis and assessment of significant market power under the Community regulatory framework for electronic communications networks and services (the "Guidelines") to assist NRAs in conducting the required market definition studies and evaluating which operators possess significant market power in the various electronic communications markets.

The Member States were given 15 months, until 24 July 2003, to implement the 2003 Framework into their respective national laws (except for the Directive on Privacy and Electronic Communications for which the deadline for implementation was 31 October 2003). During the same period, each NRA was instructed to identify and conduct an analysis of each product and geographic communications market in its State (including the 18 specific markets identified by the Commission) in order to determine the existence of any operators with significant market power and, if so, the appropriate degree of regulation that should be applied after 25 July 2003.

Belgium

The 1991 Law

The telecommunications sector in Belgium is regulated through legislation adopted in the Belgian Parliament, a series of Royal and Ministerial Decrees and also BIPT decisions. The principal legislation governing Belgium's telecommunications sector is the 1991 Law. The main objective of the 1991 Law was to provide a legal framework for liberalizing the telecommunications sector. The 1991 Law also established a separate national telecommunications regulatory authority, the BIPT, and reorganized the Company as an autonomous public-sector enterprise. See "— National Regulatory Authority" and "— Status as an Autonomous Public–Sector Enterprise".

The 1991 Law initially implemented the first EU directives relating to ONP, services and terminal equipment. The legal framework has been revised over the last decade to implement the various EU directives liberalizing telecommunications services, beginning with the liberalization of value added services in 1993 and the subsequent liberalization of mobile, paging, leased lines and alternative infrastructure in 1994 and 1996.

The Law of 19 December 1997 amended the 1991 Law by transposing the then-current EU Directives into Belgian law, including withdrawing the remaining exclusive rights relating to fixed-line voice telephony services and the operation of networks to support the provision of such services effective from 1 January 1998. The European Court of Justice subsequently determined that the Law of 19 December 1997 did not fully implement the EU Directives. Several Royal and Ministerial Decrees were subsequently enacted to complement the Law of 19 December 1997 and more accurately conform Belgian legislation to EU law.

Implementation of the 2003 Framework

The Belgian Government is working on the implementation of the 2003 Framework into Belgian law, but it missed the 24 July 2003 deadline to complete this process. On 8 October 2003, the Commission sent letters of formal notice, the first stage of infringement proceedings, to Belgium as well as France, Germany, Greece, Luxembourg, The Netherlands, Portugal and Spain, requiring these countries to comply within two months with those directives of the 2003 Framework that were to be implemented by 24 July 2003. In November 2003, the European Parliament adopted a resolution calling for a speedy completion of the infringement proceedings. On 17 December 2003, the Commission followed up on this action by sending reasoned opinions to the above Member States (except Spain), which had still not implemented the 2003 Framework in their national legislation. Following the sending of reasoned opinions, the Commission may initiate procedures before the European Court of Justice. At present, it is not possible to determine when the new legislation will be finalized, adopted and will enter into effect. It is unclear which, if any, of the provisions of the directives comprising the 2003 Framework are enforceable prior to their implementation, based upon the "direct effect" case law. Pursuant to the Programme Law of 22 December 2003, the BIPT has been granted the power to take all useful action in preparation of the implementation of the 2003 Framework.

Under Belgium's federal system, radio and television broadcasting fall within the competence of the regional governments. Given that the 2003 Framework applies to all electronic communications sectors, it is yet to be determined for what part of its implementation the regional authorities will be responsible. Some regional measures have already been adopted (*e.g.*, in the French-speaking Community) and others are in preparation (*e.g.*, in the Flemish-speaking Community). These regional measures may affect some of Belgacom's competitors. It is unclear what effect the regional legislation may have on Belgacom's business.

Pursuant to the 2003 Framework, the BIPT is required to perform an analysis of the markets on the basis of the principles set out by the Commission in its SMP Recommendation and Guidelines and assess which are competitive and which are not. Based on this analysis, the BIPT will be required to impose new regulatory obligations and/or amend existing obligations on operators with significant market power or withdraw existing

obligations if the operator no longer has significant market power. Under the 2003 Framework, the BIPT must impose only those regulatory obligations that are necessary and proportionate to solve the competitive problem identified and must only impose regulatory obligations if general competition law does not suffice to remedy these competitive problems. In practice, this means that some operators with significant market power might be subject to only limited obligations, while some others might be subject to a larger set of obligations. The analysis of the markets will need to be updated regularly, at which time the BIPT will need to reassess the regulatory obligations it has imposed.

The BIPT has initiated the process of conducting market analysis in accordance with the recommendations set forth by the Commission in the SMP Recommendation and Guidelines. In February 2003, the BIPT launched a pre-consultation process with operators in the sector to gather information for use in refining the questionnaires for conducting its formal market analysis. In October 2003, the BIPT initiated the formal consultation. Information gathering and formal submissions by market participants is expected to be completed in the first half of 2004 and the BIPT will then conduct an analysis of the markets. Upon completion of this analysis, the BIPT is expected to publish its draft decision regarding the definition and competitive status of each market, together with any regulatory obligations it intends to impose on these operators designated as having significant market power. This draft decision will then be submitted to a public consultation process at national level. The BIPT analysis will also be notified for review to the Commission and the other NRAs. The timing of completion of the analysis, the national and European consultation processes and the enactment and publication of the measures and decisions of the BIPT is not known.

Current obligations imposed on operators with significant market power will remain in force until these market analyses have been carried out and the new measures adopted. See "— Special Status of Operators with Significant Market Power". On the basis of the current framework, the BIPT has in the past found the Company and its subsidiary Belgacom Mobile to have significant market power in several fixed-line and mobile telecommunications markets, respectively. Belgacom anticipates that after the requisite market studies are completed, the Company and Belgacom Mobile are likely to be found to have significant market power in a number of communications markets in Belgium also under the 2003 Framework. As a result, the Company and Belgacom Mobile may continue to be subject to regulatory measures more severe than those imposed on their competitors. They may also be subject to stricter review under competition law, all of which may limit Belgacom's business flexibility. Conversely, as markets are more narrowly defined, ex-ante regulations may also be imposed on some of the Company's and Belgacom Mobile's competitors. The BIPT has a large degree of flexibility regarding the timing of implementation and choice of remedies to counter anti-competitive effects identified in its analysis, so Belgacom cannot at this time estimate either the timing of such measures or the effect that such regulations and measures may have on its business.

National Regulatory Authority

In the past, the primary responsibility for the development of telecommunications policy in Belgium was exercised by the federal Minister of Telecommunications. The responsibility for telecommunications currently lies with the federal Minister of Economy, jointly acting with the federal Minister of Environment and Consumer Protection with respect to the implementation of the telecommunications legislation (these ministers are collectively referred to herein as the "Minister of Telecommunications"). In 1993, the BIPT was created as the NRA responsible for, among other things, monitoring the telecommunications market, allocating radio frequencies and numbers related to telecommunications services, defining objective and transparent criteria for establishing tariffs for interconnection and network access, regulating relationships among telecommunications companies, acting as a conciliator, settling disputes regarding interconnection and approving universal service cost calculations. Although the BIPT was set up to function as an independent NRA, the Minister of Telecommunications retained a degree of control over the BIPT and certain regulatory matters, including the issuance of licenses. This led to the Commission taking infringement action against Belgium.

As a result, on 17 January 2003, Belgium enacted legislation strengthening the BIPT's independence. The BIPT retained most of its existing powers and obligations, including those relating to the monitoring of markets, tariffs and the implementation of cost orientation, as well as interconnection and conciliation of disputes between operators. In addition, the BIPT was given the authority to grant authorizations and the final authority to approve reference offers. The BIPT's powers remain subject to some governmental control, such as governmental oversight of certain of its regulatory powers and the requirement to publish an annual report on its activities. Pursuant to the new legislation, the Belgian Government will have the power to suspend certain BIPT decisions it deems contrary to the law or the public interest. However, a decree implementing this power is still to be adopted.

The new legislation also created the BIPT Council. The BIPT Council is the new head of the BIPT and is responsible for overseeing the day-to-day operations of the BIPT. It also has the power to represent the BIPT before the courts and to perform all actions required for carrying out the missions of the BIPT. The BIPT is to fund its operations from the proceeds received from licensing and other fees paid by all licensed operators, with the exception of concession fees paid by the mobile operators. The composition of the first BIPT Council was determined on 23 April 2003. Four members were appointed by the Belgian Government for six year renewable terms.

Another law, which was also adopted on 17 January 2003, provides for an appeal procedure against BIPT decisions. Third parties, including the Minister of Telecommunications, may now appeal against BIPT decisions to the Brussels Appeal Court pursuant to a summary procedure that is normally applied to matters of special urgency. These appeals do not have a suspensive effect, unless (i) they are lodged against a BIPT decision to levy a fine for violation of the Belgian telecommunications regulatory framework, or a BIPT order to cease the operations of a network or the provision of a service or (ii) the Court grants suspensive effect to the appeal. Belgacom considers that the Brussels Appeal Court has authority to review decisions on both procedural and substantive grounds. Appeals were previously made before the Council of State, which had only limited authority to review BIPT decisions. Appeals initiated before 17 January 2003 remain within the competence of the Council of State. This second law also gives the Belgian Competition Council authority to resolve disputes regarding, among others, interconnection, special access and unbundling of the local loop. In addition, on the basis of its competence to monitor compliance with the 1991 Law, the BIPT still intervenes in these disputes between operators, in particular through conducting its own proceedings.

The new laws of 17 January 2003 are both being challenged before the Belgian Constitutional Court, notably by the Flemish regional authorities, on the basis of an alleged infringement of the constitutional separation of powers between the federal and the regional governments.

Regional authorities have been given competence regarding radio and television broadcasting (the eighteenth market defined in the SMP Recommendation). See "— Regulatory Framework — Belgium — Implementation of the 2003 Framework".

Licensing and Notification Requirements

The Belgian licensing regime provides for individual licenses for the provision of public fixed voice telephony services, public network infrastructure services (including, if requested by the operator, microwave transport and, provided certain requirements are met by the operator, fixed wireless local loop) and mobile telecommunications services. All other activities require only notification to the BIPT. As of 31 December 2003, the BIPT had granted 49 public network infrastructure licenses and 28 voice telephony licenses. The 2003 Framework replaced this individual licensing regime by a general authorization regime. Pending the implementation of the 2003 Framework into Belgian law, the BIPT issued two circulars dated 15 January 2004 establishing an interim regime which takes into account the 2003 Framework and pursuant to which the licensing requirements are replaced by a notification requirement for operators which started their activities after 24 July 2003.

The circulars do not change the existing regulations governing the use of frequencies and numbering, which are in principle still subject to respectively the individual licensing and the allocation regime. The status of the existing licenses is in principle not changed under the interim regime. Belgacom does not yet know what will be necessary to replace the existing individual licenses with general authorizations. However, the interim regime implemented by the BIPT under the circulars sets forth conditions for new entrants that are broadly similar to those applicable under the licensing regime.

The circulars also replaced the license fees by notification fees of an amount equivalent to the license fees previously applicable to fixed operators, with a slight increase. The current annual fees are €8,240 for fixed and mobile voice telephony services (€13,730 for significant market power operators) and €9,607 for public networks (€19,214 for significant market power operators) and a standard one-time filing fee of €546 for both public networks and telephony services. Belgacom does not yet know whether these fees will also apply to existing licenses. These amounts are indexed to inflation on a yearly basis and may be increased by the BIPT to cover its administrative costs.

A license under the 1991 Law may be suspended or revoked, in whole or in part, if the operator commits major, uncorrected violations of the 1991 Law or the legislation implemented thereafter, or of any condition of the operator's license. The BIPT gives notice to any operator found to be in violation of applicable laws or its

license conditions. Once notified, the operator is provided with time to remedy the violations or seek consultation with the BIPT regarding the actions necessary to ensure compliance. Failure to comply may result in the imposition of administrative fines of up to 5% of the operator's turnover in the relevant business sector (with a maximum of €12.5 million). For serious or repeated offenses that are not remedied, the BIPT may decide to suspend the operator's license.

Fixed-line Infrastructure and Services

The Company received its licenses for voice telephony and public network services on 21 April 1999. The term of its public network license is indefinite. The license term for its voice telephony license is 15 years expiring in 2014 and may be renewed for consecutive 10 years periods. At this time, Belgacom does not believe that the replacement of the individual license scheme by a general authorization scheme as a consequence of the implementation of the 2003 Framework will affect the continuity of the Company's corresponding activities.

On 15 February 2001, the Company was awarded a nationwide public network license, also covering wireless local loop services for 167 municipalities, replacing the above public network license of 21 April 1999. Three other operators were also granted WLL licenses. The Company has placed the roll out of its wireless local loop network on hold due to market conditions. The license conditions contain no penalties in the event of non-deployment, but the BIPT does have the discretion to withdraw the granted frequencies associated with the WLL licenses in the event of non-use. In February 2003, the Company communicated to the BIPT its intention not to use the first set of frequencies it was issued. The BIPT has therefore withdrawn the right to use these frequencies. According to the BIPT, the frequencies remain available for the provision of WLL services should the Company or another provider seek to utilize them. On 14 January 2004, the Company communicated to the BIPT its intention not to use the second set of frequencies it was issued. The BIPT has not yet replied to the Company in that respect.

Mobile Services

The Company's subsidiary Belgacom Mobile was granted a GSM 900 license on 2 July 1996 (retroactive to 8 April 1995). DCS 1800 frequencies were then granted to Belgacom Mobile pursuant to a Royal Decree of 24 October 1997, which modified the Royal Decree of 7 March 1995 regarding the establishment and operation of GSM mobile telephone networks. The license term is 15 years, expiring in 2010, and may be renewed for additional terms of five years. The provisions of the license require Belgacom Mobile to meet certain coverage requirements for the Belgian territory and population in each of the first eight years of the license. Belgacom Mobile believes that it has met these requirements, since it currently provides services covering over 99% of the Belgian population. Belgacom Mobile notifies its tariffs for the provision of retail services to the BIPT. In certain circumstances, Belgacom Mobile may also be required to submit modifications in its tariff structure for the prior approval of the Minister of Telecommunications.

In March 2001, Belgacom Mobile was awarded a UMTS license when its bid of €150.2 million was accepted by the Belgian Government. The UMTS license was granted for 20 years, expiring in 2021, and may be renewed for consecutive five year periods. The license authorizes Belgacom Mobile to offer third generation mobile services. UMTS licenses were also granted to Mobistar and Base. A fourth license remains available for purchase but Belgacom is not currently aware of any parties that are interested in purchasing this license. Provisions in the three UMTS licenses granted by the Belgian Government as modified by Ministerial Decrees currently require that the first commercial services be introduced by September 2003, with a requirement that 30% of the country be covered by 1 January 2006, 40% by 1 January 2007, 50% by 1 January 2008 and 85% by 15 March 2009. The Minister of Telecommunications has also specified the obligations to be met for the initial commercial roll out clarifying that the commercial roll out obligation did not include an obligation to offer UMTS services commercially, but rather to technically launch the network.

Belgacom Mobile launched technical trial operations of its UMTS network in July 2003 and is on schedule to meet the other coverage requirements. On 27 October 2003, the BIPT confirmed that Belgacom Mobile, along with the other UMTS license holders, had met the obligations set forth for the initial commercial roll out.

The BIPT circulars of 15 January 2004 clarified the conditions under which the Belgian market is opened to MVNOs, *i.e.* operators offering mobile services using another operator's network. These operators are subject to a notification requirement. In addition, on 13 February 2004, the BIPT launched a public consultation proposing modifications to the current regulatory framework to effectively allow public mobile services providers, including MVNOs, to deploy their activities. The BIPT considers that under the current regulations, MVNOs

have rights to interconnection, access to the local loop and to numbering capacity. The proposed modifications would also give MVNOs rights to number portability and would extend a number of obligations imposed on current licensed mobile operators to MVNOs, such as data protection regulations.

In addition, the 1991 Law also requires Belgacom Mobile, along with other public network operators, to provide shared access to towers or masts at cost-based fees.

Special Status of Operators with Significant Market Power

The 1991 Law imposes specific obligations on fixed line license holders with significant market power. Once a year, in compliance with the 1991 Law, the BIPT establishes a list of operators with significant market power in specific telecommunications markets, based on market power in the entire Belgian territory. The major regulatory obligations imposed on such operators include (i) transparent and cost-based rates for fixed voice telephony, leased lines, interconnection, special access, local loop unbundling and bitstream access, (ii) non-discrimination between customers or between the operator's own services and services offered to competitors, (iii) accounting separation, (iv) the obligation to meet any reasonable request for interconnection and access, (v) publication of reference offers and (vi) obtaining prior BIPT approval for wholesale regulated rates and reporting retail rates to the BIPT.

Since 1999, the BIPT has consistently designated the Company as an operator with significant market power in the voice telephony, public network and leased lines markets.

Belgacom Mobile has been identified as having significant market power in the mobile and interconnection markets since 1999 and 2000, respectively. As a result of its designation as operator with significant market power in the mobile market, Belgacom Mobile is subject to obligations of non-discrimination and transparency, as well as the duty to meet all reasonable requests for interconnection and special access to its network. As a significant market power operator, Belgacom Mobile is also required to file tariffs for its interconnection services with the BIPT. Further, as a result of its designation as an operator with significant market power in the interconnection market, Belgacom Mobile must observe the principle of cost orientation in respect of its interconnection tariffs. See "— Price Regulation — Interconnection Access and Pricing".

Mobistar has also been identified as having significant market power in both the mobile and the interconnection markets since 2002 and 2003, respectively.

Pursuant to the 2003 Framework, the concept of significant market power will be revised and will be assessed by the BIPT pursuant to the significant market power Recommendation and on the basis of the Guidelines. See "— Regulatory Framework — Belgium — Implementation of the 2003 Framework". It is anticipated that, following the BIPT's re-assessment, the Company and Belgacom Mobile will continue to be designated as significant market power operators in certain markets. At this time, however, it is not possible for Belgacom to state with certainty what effect the implementation of the 2003 Framework into Belgian law will have on it or whether it will be subject to additional regulatory obligations.

Price Regulation

The 1991 Law requires fixed line operators with significant market power to offer cost-based tariffs for six product and service groups: voice telephony, leased lines, interconnection, unbundling of the local loop, bitstream access and special access. Revenues from services for which an undertaking has been designated as having significant market power may not be used to subsidize other products and services.

Under the 2003 Framework, the BIPT is required to conduct an analysis of the retail and wholesale markets and to re-assess the Company's and Belgacom Mobile's significant market power designations based on the new definition of significant market power and, where appropriate, to impose proportionate remedies. See "— Regulatory Framework — Belgium — Implementation of the 2003 Framework".

Voice Telephony

The Company's individual retail rates are not subject to the prior approval of the BIPT, but the BIPT does possess the authority to verify that the rates for voice telephony services are cost-oriented. The Company, as a significant market power operator, must make its rates publicly available and must inform the BIPT and customers of any modification to its rates.

The 1991 Law provides that the voice telephony retail tariffs offered by the Company or any other universal service provider have to be affordable. The BIPT is in charge of ensuring that these tariffs are properly calculated by the Company and possible other universal service providers. To ensure affordability, a price cap for voice retail tariffs has been set in the regulations. This price cap applies to a basket of services comprising initial installation and activation, the monthly base fee and per minute charges for national and international calls.

Leased Lines

Under the 1991 Law and the Royal Decree of 3 October 1999, operators with significant market power must provide leased lines on a cost basis. The BIPT has classified the leased line market into three segments: analog leased lines, digital leased lines of less than or equal to 2 Mbps and digital leased lines of greater than 2 Mbps. In September 2002, the Company presented its leased line cost model to the BIPT, with a view to confirming that the existing rate structure reflects actual costs. The BIPT's analysis of this cost model is still underway. The Company, as a significant market power operator, must make its rates publicly available and must inform the BIPT and customers of any modification to its rates.

Wholesale Services' Prices

The prices for regulated wholesale services (*e.g.*, local loop unbundling, bitstream access, interconnection) are subject to the prior approval of the BIPT through its approval of reference offers (see "— Interconnection Access and Pricing" and "— Unbundling of the Local Loop").

The prices for commercial (unregulated) wholesale services are not subject to the BIPT's prior approval, but certain services such as leased lines are subject to the principles of cost-orientation.

Interconnection Access and Pricing

The 1991 Law provides that an operator with significant market power in the infrastructure market has the obligation to meet any reasonable request for interconnection and access under cost-based and non-discriminatory terms and conditions. The Company, as such an operator, is also required to make available annually a reference offer (BRIO), which it submits to the BIPT in draft form by 15 August of each calendar year. The BRIO includes all necessary rates, technical and operational procedures, co-location procedures and general contractual provisions. Competitors wishing to obtain a different type of interconnection from the one stipulated in the BRIO may also choose to enter into negotiations with the Company for an individualized interconnection agreement by submitting their own requests to the Company, under the supervision of the BIPT. If no agreement can be reached between the parties within the time limit set by the BIPT, then either party can ask for the intervention of the BIPT. Pursuant to the Law of 17 January 2003, the parties may also submit their dispute to the Belgian Competition Council.

Other operators are given the opportunity to provide public comments on the draft BRIO, after which the BIPT publishes an advice stating which modifications must be made by the Company. The Company then has one month to make the modifications. In the past, the BRIO was proposed by the Company, reviewed by the BIPT and had to be approved by the Minister of Telecommunications. Under the new Law of 17 January 2003, the BIPT has the power to approve future BRIOs. The BRIO is available on a non-discriminatory basis to all operators, including the internal departments and subsidiaries of the Company.

A key element of the BRIO is the compensation the operator providing the interconnection will receive for conveying calls originating or terminating on its network. From 1998 to 2003, the Company's permissible interconnection charges dropped by approximately 50%. The BIPT issued a decision regarding the BRIO 2004 on 16 December 2003, which resulted in a reduction of the interconnection tariffs as compared to the BRIO 2003 tariffs. Terminating and collection IAA ("Intra Access Area") tariffs have been reduced by approximately 10% and 12%. Local terminating and collection tariffs have been reduced by approximately 12% and 14.5%, and the terminating EAA ("Extra Access Area") tariff by approximately 3%. The BIPT is in the process of reviewing the cost methodology to evaluate the Company's fixed interconnection tariffs. There can be no assurance that these tariffs will not be reviewed in the course of 2004.

The Company had concluded 21 interconnection agreements with competing operators as of 31 December 2003.

As an operator with significant market power, Belgacom Mobile must also grant any reasonable request for interconnection. Belgacom Mobile is not required to publish an annual reference interconnection offer. All

interconnection requests by other network operators are the subject of commercial negotiations. Any unresolved issues in such negotiations can be referred to the BIPT or submitted to the Belgian Competition Council for resolution. Belgacom Mobile has concluded nine interconnection agreements with network operators as of 31 December 2003.

As an operator with significant market power in the interconnection market, Belgacom Mobile's interconnection tariffs are also subject to the obligation of cost orientation. On this basis, the BIPT ruled in December 2001 that rates for terminating calls on the Belgacom Mobile network must decrease by approximately 50% over four years. The BIPT expresses rate decreases as a percentage decrease from Belgacom Mobile's interconnection tariffs, as adjusted for inflation by reference to the RPI. The last reduction in respect of the December 2001 decision is due to be implemented on 1 July 2004.

In addition, as an operator with significant market power in the mobile market, Belgacom Mobile is obliged to apply non-discrimination principles for its termination charges. In its decisions concerning the cost-orientation of the interconnection tariffs of the mobile operators designated as having significant market power, the BIPT has linked this principle of non-discrimination also to the level of the retail tariffs which the mobile operator with significant market power charges to its own retail clients.

Interconnection Charges by Other Carriers

Interconnection rates charged by other licensed fixed-line operators are not subject to similar cost controls and competitors have recently introduced non-reciprocal interconnection rates. For example, Telenet increased its termination charges by 427% in August 2002 and Versatel increased its termination charges by 670% in April 2003. The Company challenged the reasonableness of these interconnection arrangements with the BIPT and in the Belgian courts. In June 2002, the BIPT upheld the reasonableness of the Telenet tariffs. On 19 February 2004, the President of the Commercial Court of Brussels decided that he had no jurisdiction in relation to the action brought by the Company against Versatel. As a result of the non-reciprocal interconnection rates of Telenet, the Company implemented a retail tariff differentiation to recover the higher cost from its customers.

Challenges to the reasonableness and lawfulness of these tariffs are currently pending in several forums. On 20 January 2004, the President of the Commercial Court of Mechelen declared that he had no jurisdiction in relation to the matter. The Company intends to use all regulatory and legal means to prevent what it considers to be excessive tariff increases and has decided to lodge an appeal against the above decision of the President of the Commercial Court of Mechelen. If the increased termination charges are upheld, the Company intends to request a clear and planned phase out of the difference between competitors' tariffs and its own tariffs in the coming years and a more appropriate alignment with the situation in other EU countries.

Mobile operators which are not deemed to have significant market power, such as BASE, are not subject to the same cost controls as Belgacom Mobile. However, operators with significant market power, such as the Company and Belgacom Mobile, are only obliged to accept termination rates that are reasonable. On that basis, the reasonableness of BASE's termination rates was challenged before the BIPT Council which, on 29 August 2003, decided to approve BASE's increase of termination rates as of 1 October 2003 with the change of its peak-hours until 10 pm and the suppression of low weekend tariffs. Belgacom Mobile appealed against the BIPT decision approving these interconnection arrangements before the Brussels Court of Appeal. The dates and outcomes of the appeal proceedings are not known yet.

In September 2003, the BIPT ruled that Mobistar, as a result of its designation by the BIPT as an operator with significant market power, should decrease its termination charges by 6% as of 1 November 2003 and by an additional 6% as of November 2004. The BIPT expresses rate decreases as a percentage decrease from an operator's interconnection tariffs, as adjusted for inflation by reference to the RPI. Belgacom Mobile has appealed against this BIPT decision arguing that the reductions imposed on Mobistar by the BIPT were insufficient to be compliant with the regulatory obligations of Mobistar as an operator with significant market power.

Special Access

Reference offers specify the points at which competing operators are entitled to interconnect with the Company's network. As operators with significant market power, the Company and Belgacom Mobile must also meet any reasonable request for access to their network at points other than those specified in the reference offers. Under the existing law, this type of "special access" to a network and related resources is the subject of a negotiated agreement between the parties, except for bitstream access for which a reference offer exists. Under the Access and Interconnection Directive, the "special access" distinction will be eliminated and the Company,

as a significant market power operator, may be required to modify the terms and conditions contained in its reference offers.

Numbering

The BIPT manages the national numbering plan and allocates numbers to operators. Belgacom believes it has been allocated sufficient numbers to satisfy its foreseeable needs.

Carrier Selection and Pre-selection

The Royal Decree of 22 June 1998 (voice telephony) required fixed operators designated as having significant market power and operators controlling access to the fixed line end-user to offer carrier selection on a per-call basis beginning 1 January 1998 and carrier pre-selection from 1 January 2000. The carrier selection code ("CSC") enables users to have their traffic carried by any carrier simply by dialing that carrier's four-digit CSC before each call. Since the introduction of carrier pre-selection ("CPS") in 2000, the code of the customer's regular carrier does not have to be dialed before each call if the customer requests CPS activation with its alternative provider. The user then only has to dial the number of the called party. The network itself dials the access code. The user nevertheless can still choose another carrier by dialing its four-digit CSC manually before any call. The bill for such a call is then issued directly by that other carrier, which pays the originating carrier for the use of its network. The Company has implemented both carrier selection and carrier pre-selection.

Number Portability

Number portability enables mobile customers to keep their GSM number when switching to another mobile operator and fixed line customers who wish to change carriers to keep the telephone number assigned to them by their initial operator. Fixed line number portability was introduced in Belgium on 17 January 2000. Mobile number portability took effect on 1 October 2002.

A Royal Decree of 16 March 2000 organized the central reference databank for number portability. A non-profit agency with a rotating presidency was set up to manage the shared database of numbers, and to act as a platform supporting portability. The Company and Belgacom Mobile are members of this non-profit agency, as are most telecommunications operators in Belgium.

The BIPT issued a decision on 16 September 2003 regarding the inter-operator fees for mobile number portability, which is subject to an appeal lodged by Mobistar before the Brussels Court of Appeal.

Accounting Separation

The 1991 Law provides that fixed line operators may not use revenues from telecommunications services for which they are designated as having significant market power to cross-subsidize other telecommunications services. Therefore, operators must keep their accounts in such a way that operating results for telecommunications services for which they have significant market power are separate from those related to other telecommunications services. The Royal Decree of 4 October 1999 sets out the accounting principles to be applied to ensure accounting separation at least between the following groups of activities: (i) core network, (ii) local access networks, (iii) retail activities such as supplying voice telephony services and leased lines and (iv) other telecommunications activities.

The Company maintains separate accounts in order to comply with these requirements. The Company's separate accounts for 2000 and 2001 were audited by its independent auditors and found to be in compliance with the relevant regulatory and legal obligations. It is expected that the BIPT, which verifies these separate accounts, will publish a statement of compliance for 2000 and 2001 in the coming months. Separate accounts for 2002 will also be subject to an external audit. The estimated time to complete such an audit is between three and four months. Auditors will be selected by the Company after the BIPT approves of the terms of the audit and the short list of possible auditors. The Company sent these proposed terms and this list of auditors to the BIPT on 7 October 2003. The BIPT has not yet responded to the Company's proposal.

Unbundling of the Local Loop

On 18 December 2000, the Unbundling Regulation was adopted, requiring incumbent operators to grant their competitors unbundled access to the local loop under transparent, fair and non-discriminatory conditions.

The local loop refers to the physical twisted metallic pair circuit in the fixed public telephone network connecting the network termination point at the customer's premises to the main distribution frame or equivalent facility. Unbundling access to the local loop means in essence authorizing other operators to use, in whole or in part, the local loops of incumbent operators to provide voice services or to install new technologies, such as broadband ADSL services. Under the Unbundling Regulation, incumbent operators must publish a reference offer for unbundled and shared access to the local loop, including the rates and procedures. The rates must be cost-based.

The Belgian State imposed certain additional obligations in a Royal Decree of 12 December 2000, modifying the Royal Decree of 22 June 1998 on the conditions for the establishment and operation of public telecommunications networks. Under the 1998 Royal Decree as amended, the Company was also required to provide bitstream access and to observe the principle of cost orientation for this type of access. Today, all of the Company's local networks are open, and bitstream access is available at each ATM switch in service.

Every year, the Company must submit to the BIPT its draft reference offers for the various types of unbundled local loop access services (*i.e.*, BRUO and BROBA). The BRUO offers full unbundled access ("raw copper") for PSTN/ISDN services ("Raw Copper Type 1") and for ADSL/SDSL technologies ("Raw Copper Type 2"), as well as shared access ("Shared Pair") at the local loop level and at the sub-loop level. The BRUO also contains the full range of contractual clauses, service descriptions, technical specifications, planning and operations, access to OSS, information for operators, pricing and SLAs.

Bitstream access was initially offered at the local level (*i.e.*, in the local exchange building or central switching office). This offer was called BROBA I. Under this offer, access was given to the Company's DSLAM installed at the central office. A competing operator had to install its transmission equipment and bring its infrastructure to the central office. The BIPT did not consider this offer as sufficient and required the Company to develop an offer for bitstream access at a remote level. This second offer was called BROBA II – Data Connectivity ADSL. Under BROBA II, access is provided at the ATM switch. This means that a competing operator is able to cover the entire national territory by connecting to one or more ATM access points.

The BIPT regularly requires the Company to develop new working procedures and adapt the technical specifications of the network to accommodate bitstream access requests from competitors. The Company does not believe that it is being adequately or fairly compensated for developing and providing such bitstream access. As a result, the Company is no longer certain that it will be able to continue to recover all of the development costs.

The Company has lodged several appeals before the Council of State (the former appeal authority) and more recently before the Brussels Court of Appeal challenging portions of the BIPT decisions regarding BRUO and BROBA. These appeals are currently pending.

On 23 December 2003, the BIPT issued a decision regarding the BRUO 2004, pursuant to which (i) installation fees remain on average the same (with, depending on the type of service, variations as compared to the BRUO 2003 tariffs), (ii) rental fees for Raw Copper are slightly reduced and (iii) rental fees for Shared Pair are reduced by approximately 27% as compared to the BRUO 2003 tariffs. On 19 February 2004, the BIPT published a decision dated 2 February 2004 regarding the pricing aspects of the BROBA 2004, pursuant to which (i) installation fees remain on average the same, (ii) compared to the BROBA 2003 tariffs, rental fees for broadband lines change between approximately -5% and +2% depending on the type of service, (iii) fees for the use of transport capacity (ATM network) vary following a change in pricing structure and based upon the configuration used by an operator. The decision regarding other aspects of the BROBA 2004 offer has not been issued yet.

Access to the Other Parts of the Network

In addition to the current level of unbundling required of the Company, the Access and Interconnection Directive allows the NRAs such as the BIPT to require that additional facilities and services of a significant market power operator be made available to other operators. The requirement may cover, among other things, access to parts of networks, buildings, antenna towers and software systems. At present, Belgacom cannot predict the effect on its business and operations of the implementation of the Access and Interconnection Directive into Belgian law.

Public Service

The Belgian Government has imposed three types of public obligations on the Company, in light of its size, its experience and its status as an autonomous public-sector enterprise.

Universal Service

The Company is the universal service provider in Belgium and is required to provide basic fixed line telecommunications services at an affordable price to any residential or business customer in Belgium that requests service. Belgian law defines the basket of services that makes up the universal service obligation (or "USO"). It includes the provision of access to the public telecommunication network allowing for the use of telephone, fax and modem; free access to emergency services; directory assistance; continuous delivery of voice telephony service in the event of non-payment of bills ("lifeline services"); public payphones and special rates for the elderly, handicapped, and low-income individuals ("social rates"). The Company is also required to maintain quality of service standards, including compliance with time frames set for initial connection and repair time as well as a specified ratio of public payphones to population density. Universal service must be provided at or below cost, and the 1991 Law has set a cap on prices to maintain the affordable nature of universal service.

In 2002, the industry ombudsman made a suggestion that ADSL services be added to the basket for USO. The issue was debated by the industry's Consultative Committee, which concluded that it was unnecessary to add ADSL to the USO due to the existing high penetration of ADSL in Belgium (ADSL services are available to 98% of the Belgian population). The Consultative Committee recommended to the Minister of Telecommunications that ADSL not be included in the USO. However, consideration is being given by the Minister of Public Sector Companies and members of the Belgian Parliament to include some access to broadband services as part of future USO. A debate regarding the inclusion of broadband access among the services that make up universal service also took place at the EU level, but the Commission ultimately decided that this measure was premature. Further, Member States remain free to impose special measures outside the scope of universal service, but they may not finance them by means of contributions from operators.

Consideration is also being given by the Minister of Public Sector Companies and members of the Belgian Parliament to include certain mobile services as part of future USO.

All operators of public telecommunications networks and suppliers of public voice telephony and mobile operators, with annual turnovers exceeding €12,400,000 (including the Company and Belgacom Mobile), are required to contribute to the Universal Service Fund (the "Fund"). The Company's calculation of the net cost of its USO for 2001 was approximately €92 million and the Company requested activation of the Fund in January 2002. The BIPT approved the calculation and amount in October 2002. However, further to a claim made by another operator, the BIPT has started to review the methodology of the Company's cost calculation. The Belgian Government is waiting for the results of such review before making a final decision as to the activation of the Universal Service Fund.

Each year, the BIPT evaluates the manner in which the Company has fulfilled its universal service obligations and issues a report on the matter. For 2002, the BIPT concluded that the Company had fulfilled its major universal service obligations, including adherence to price cap regulations, time frames for providing service, publication of information and the provision of social rates. While there remain open issues regarding repair times and the number and operation of public pay phones, Belgacom does not believe these will have a significant effect on its business or revenues.

Universal Access

Under the Company's public service commitments, it is also obligated to provide universal access to leased lines, public switched data services, telex and telegraph, and its ISDN network. These obligations may be imposed on other operators, if they are found to have significant market power in a specified market.

Missions of General Interest

Pursuant to the terms of the Management Contract that the Company concluded with the Belgian State, the Company is required to provide certain "missions of general interest" to the Belgian public. Under this provision, the Company is required to provide limited services for civil defense and is responsible for ensuring Internet connectivity to hospitals, schools and libraries in Belgium. These services are partially funded by the Belgian State.

The Company is also required to provide Belgian press agencies as well as national newspapers and certain weekly magazines with a 50% discount on their monthly rental fees and traffic costs. The Company does not recoup these costs from the Belgian Government.

"Missions of general interest" may be, but to date have not been, imposed on other operators.

Rights of Way

Current federal legislation provides for free rights of way on the public domain for the provision of public infrastructure telecommunications networks. Operators benefiting from these rights must nevertheless return all public areas in question to their original condition. In June 2002, the Flemish regional authority introduced a rights of way permit, with an applicable fee for the use of the regional public domain. An annual fee is applied per meter of cable in the ground or per mast, pylon, base station or antenna constructed, although the majority of the local access network is excluded from the application of this rights of way fee. The Minister of Telecommunications has initiated proceedings before the Belgian Council of State to annul the Flemish government's decision imposing the fees, arguing that it violates federal law according to which no fees may be charged for rights of way use. On various occasions, other regions and municipalities have announced plans to introduce similar fees on the use of the public domain. A few municipalities have done so, without, however, any material impact on Belgacom's business. In addition, various draft bills have been introduced, the most recent one still being pending, the purpose of which is to enable regions and municipalities to require the payment of fees for the use of the public domain by telecommunications operators. The widespread adoption of such fees, the validity of which is being challenged, could have a significant adverse impact on telecommunications operators, including the Company and Belgacom Mobile.

Discussions are also underway in the regional governments to institute environmental permits for the construction of mobile transmission towers. The introduction of environmental assessments and a permit requirement could cause delay, increase costs or make it more difficult for mobile operators, including Belgacom Mobile, to expand their GSM network and to roll out their UMTS network.

Liability of Internet Service Providers

The Law of 11 March 2003 on certain legal aspects of information society services provides for an exclusion of liability for ISPs responsible for mere conduit, caching (*i.e.* the temporary copying of information for technical purposes) and hosting, under certain conditions. This law is being challenged before the Belgian Constitutional Court by the Flemish regional authority on the basis of the constitutional separation of powers between the federal and the regional governments.

ISPs have no general monitoring obligations. They must, however, promptly inform the competent judicial and administrative authorities of alleged illegal activities of which they become aware. In addition, under certain conditions, an ISP must take down infringing information upon notice of an infringement, when such ISP is responsible for hosting and, under stricter conditions, when it is responsible for caching.

Regulation of Pre-paid Services

Belgacom Mobile offers pre-paid services. Subject to the adoption of a Royal Decree implementing the relevant provisions of the 1991 Law, the use of pre-paid cards may become subject to the mandatory identification of their users. The impact of such measure on Belgacom Mobile's business will depend on the modalities that may be required for such identification, which are currently unknown.

In addition, to the extent the provision of certain services via pre-paid cards could be regarded as issuance of electronic money, such services would become subject to the Law of 22 March 1993 on the status and supervision of credit institutions, as amended on 25 February 2003 with respect to electronic money institutions (to implement Directive 2000/46/EC of the European Parliament and of the Council of 18 September 2000 on the taking up, pursuit of and prudential supervision of the business of electronic money institutions), which restricts the business of issuing electronic money to duly licensed credit institutions and electronic money institutions.

Data Protection

The processing of personal data in the EU is regulated by Directive 95/46/EC of the Parliament and of the Council of 24 October 1995. Specific supplemental rules for the communications sector were set out in Directive 97/66/EC of the Parliament and of the Council of 15 December 1997 concerning the processing of personal data

and the protection of privacy in the telecommunications sector. This Directive has been replaced by the Directive on Privacy and Electronic Communications 2002/58/EC of 12 July 2002, which was to be implemented into national law by 31 October 2003, and covers, inter alia, location data and telecommunications traffic data. Following the expiry of the deadline to implement the Directive on Privacy and Electronic Communications, the Commission launched on 5 December 2003 infringement proceedings against nine Member States, including Belgium, for failure to notify implementation measures. See "— Regulatory Framework — The European Union — The 2003 Framework".

Processing of Traffic Data

Under the current data protection scheme applicable in Belgium (still based upon Directive 97/66/EC), traffic data may be retained and processed only for the purpose of billing and interconnection payments, and only up to the end of the period during which the bill may be lawfully challenged or payment may be pursued. Traffic data can also be used for direct marketing purposes, subject to the consent of the individual, and for fraud prevention purposes. Traffic data not used for those purposes must be erased or made anonymous on termination of the call. The Directive on Privacy and Electronic Communications includes a similar but broader provision that applies to all electronic communications and creates further opportunities to store traffic data for marketing purposes and for the provision of value added services, subject to the consent of the individual to whom the data pertains. Member States may adopt legislation deviating from the obligation to erase traffic data where necessary, for instance for national security reasons or for the prevention or prosecution of a crime. The Directive on Privacy and Electronic Communications retains this provision, but adds appropriateness and proportionality to the necessity test. Moreover, it prescribes that the retention period shall be limited.

Belgian law presently requires the retention of traffic data for a minimum of 12 months for purposes of criminal investigations or national security, but it does not specify a maximum retention period.

Unsolicited Calls, Faxes and E-mails

The Directive on Privacy and Electronic Communications requires Member States to adopt an opt-in approach to all forms of electronic communications for purposes of direct marketing, including electronic mail (e-mail, SMS, MMS), automatic calling machines and facsimile machines. In conformity with this Directive, Belgium has adopted an opt-in approach to unsolicited electronic messages through the Law of 11 March 2003 on certain legal aspects of information society services and the Royal Decree of 4 April 2003 aiming at regulating the sending of advertising by electronic mails. Subject to certain exceptions, users must have given their prior consent before such messages can be sent to them. The Directive does, however, permit a choice between an opt-in or an opt-out regime for unsolicited calls by physical persons. Belgacom continues to apply an opt-out regime in this specific context.

Competition Law

Belgacom and its competitors in the telecommunications sector, as any other economic sector, are also subject to EU and national competition (antitrust) rules. The EU competition rules, based on Articles 81 and 82 of the EC Treaty, are directly applicable in Belgium. These provisions prohibit collusion between competitors that could affect trade between Member States and has, as object or effect, to restrict or prevent competition within the European Community, as well as any anti-competitive behavior by a company having a dominant position in the market. The Belgian national competition rules contain identical provisions that are applicable from the moment the Belgian market (as opposed to the European market) is affected. The Commission, the Belgian Competition Council and the Belgian civil courts have jurisdiction in cases involving any violation or suspected violation of these provisions.

The Company is involved in various proceedings in relation to competition matters including alleged price squeezes between fixed interconnection tariffs and the incumbent's retail tariffs as well as the discounts applied thereto. For example, after the Company launched a specific program designed for its largest corporate customers called "Benefit Excellence Program", some competitors filed a complaint with the BIPT and the Belgian Competition Council in September 2002 alleging that this tariff plan constitutes an abuse of a dominant position in the form of a price squeeze and requesting the suspension of the program. The case is still pending. See "Business — Legal Proceedings".

In addition to investigating complaints filed by interested third parties and conducting own-initiative investigations, the Commission also has the power to carry out so-called sector enquiries covering a specific sector of industry. The Commission has used these powers for several enquiries into certain aspects of the

telecommunications sector covering leased lines, local loop competition and roaming. These enquiries concern the market situation in all EU Member States, including Belgium.

On 14 November 2003, Belgacom Mobile entered into a framework agreement with an affiliate of Vodafone which will serve as the basis for further cooperation between Belgacom Mobile and Vodafone. See "Business — Mobile Communications Services — Relationship with Vodafone". On 20 February 2004, this agreement was notified to the Belgian Competition Council. Upon notification of the agreement to it, the Belgian Competition Council has started an investigation for which no timeframe is set by law. Within six months after the conclusion of the investigation, the Belgian Competition Council is, however, required to issue its final decision.

The Company believes that there are no grounds for the Belgian Competition Council to oppose, or require changes to, the agreement. However, should the Belgian Competition Council conclude that the agreement restricts competition in the Belgian telecommunications market, it may require that Belgacom Mobile withdraw from the agreement, or that the agreement be amended. The Belgian Competition Council may also impose fines on both parties, which could amount to a maximum of 10% of each party's annual consolidated turnover. However, in such a case, the parties benefit from immunity for the period from the date of the notification.

Operations in Other Countries

Belgacom has established "Points of Presence" ("PoPs") in the United States and various countries and regions throughout Europe and Asia. These include Austria, France, Germany, Greece, Hong Kong, Italy, Japan, The Netherlands, Portugal, Singapore, Spain, Sweden, Switzerland and the UK. A PoP is an access point to Belgacom's telecommunications network that allows Belgacom to extend its international footprint. Belgacom offers wholesale voice and data services to other carriers and service providers seeking access to its network, and it also offers private leased line services on a retail basis to corporate customers. Belgacom has obtained the required authorizations to offer these various services. See "Business — International Carrier Services".

Due to the limited nature of Belgacom's activities in these countries, it does not expect that the national regulations of any of these countries will have a material impact on its business.

Status as an Autonomous Public-Sector Enterprise

The Company is an autonomous public-sector enterprise that has adopted the legal form of a limited liability company under Belgian public law (*société anonyme de droit public/naamloze vennootschap van publiek recht*). It is governed by the Belgian laws applicable to all private limited liability companies save to the extent that the 1991 Law, or other laws or regulations adopted pursuant thereto, provide otherwise.

The 1991 Law differs from ordinary Belgian corporate and commercial laws in certain important respects, including with respect to the appointment of directors, the composition and functioning of the Board of Directors as well as the management of the Company, its shareholder structure and share capital and changes thereto, the distribution of profits, the status of its employees and the supervision by the Belgian State through a Government Commissioner and the Company's board of auditors. The Company is also subject to a specific insolvency and liquidation regime and some of its assets may not be subject to enforcement measures by creditors. These provisions are discussed under "Management and Employees" and "Description of Share Capital and Corporate Structure".

The Company is further required to provide the public telecommunications service set out in the 1991 Law, which consists of universal service obligations, universal access obligations and certain specific "missions of general interest".

The terms and conditions governing the provision of these public telecommunications services were originally set forth in a five-year Management Contract entered into between the Company and the Belgian State in August 1992. The original Management Contract was renewed in 1998 for a period of three years and was extended by law to the date on which a new Management Contract will be entered into. The current Management Contract has a more limited scope than the original contract, as most of the Company's obligations with respect to the provision of public services have in the meantime been incorporated directly into the 1991 Law. Only the "missions of public interest" are still governed by the Management Contract.

The Company is also governed by certain provisions and principles of Belgian public and administrative law such as the obligation to disclose certain documents and records in order to comply with the legislation on administrative transparency, the obligation to provide an explanation when making certain decisions and the obligation to comply on the use of languages in administrative matters.

RELATIONSHIP WITH PRINCIPAL AND SELLING SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Belgacom has been responsible for telecommunications in Belgium since 1930 when the Company was founded as the *Régie des Télégraphes et des Téléphones - Regie van Telegrafie en Telefonie*, a public entity owned and controlled by the Belgian State. Throughout much of the Company's operating history, it has been the state-owned monopoly telecommunications provider in Belgium. The Company was renamed Belgacom in 1991, acquired managerial autonomy in 1992 and was transformed into a limited liability company under public law in 1994 as a result of which the Belgian State became a shareholder of Belgacom.

In March 1996, the Belgian State sold 50% less one share of the Company's share capital to ADSB, a Netherlands corporation owned, through holding companies, by SBC, TDC, SingTel (the "International Partners") and the Belgian Financial Partners.

As of the date of this Offering Memorandum, ADSB is owned, indirectly, by SBC (34.9%), TDC (32.9%), SingTel (26.9%) and the Belgian Financial Partners (5.3%).

Prior to the completion of the Offering, ADSB will purchase from the Belgian Financial Partners all of their shares in Financière ADSB B.V., the holding company through which they hold their ownership interests in ADSB, in exchange for a number of the Company's ordinary shares representing the Belgian Financial Partners' indirect proportionate ownership interests in the Company. As a result, prior to the closing of the Offering and prior to the 2004 Ordinary Share Purchase and any volume adjustment under the 2003 Ordinary Share Purchase, ADSB will own 177,619,040 ordinary shares and the Belgian Financial Partners will own, respectively, 3,750,000, 3,750,000 and 2,500,000 ordinary shares of the Company. KBC and Dexia have granted an Over-allotment Option to the Underwriters in relation to the shares they will hold in the Company pursuant to such exchange.

The following table sets forth the number of the Company's shares owned by the Belgian State, ADSB, the Belgian Financial Partners and the Company, immediately prior to completion of the Offering and the number of the Company's shares they will own after the completion of the Offering, taking into account the 2004 Ordinary Share Purchase and the cancellation of the shares purchased under the 2003 Ordinary Share Purchase other than those applied towards the volume adjustment in connection with such purchase and assuming (i) that the Underwriters exercise the Over-allotment Option in full, (ii) that all shares offered to employees and officers of the Group under the DSPP will be sold and (iii) that the Offer Price is equal to €24.75, the mid-point of the Price Range.

	Shares owned prior to the closing of the Offering				Shares owned after the closing of the Offering		
	Number	%	% of voting rights	Number of shares to be sold in Offering	Number	%	% of voting rights
Belgian State	200,000,010	51.60	57.33	—	200,000,010	51.60	56.84
ADSB	138,857,135	35.82	39.80	138,857,135	—	—	—
Dexia	3,750,000	0.97	1.07	3,750,000	—	—	—
KBC	3,750,000	0.97	1.07	3,750,000	—	—	—
Sofina	2,500,000	0.64	0.72	—	2,500,000	0.64	0.71
Belgacom SA/NV	38,761,905	10.00	—	3,016,370[(1)]	35,745,535	9.22	—

(1) Shares offered under the DSPP.

Relationship with the Belgian State

The Belgian State as a Shareholder

Following the Offering, the Belgian State will continue to be the majority shareholder of the Company. Accordingly, it will have the power to control any decision at a meeting of the Company's shareholders requiring a simple majority vote.

The Company is a limited liability company under public law pursuant to the 1991 Law. General Belgian company law applies to the Company, except to the extent that the 1991 Law or any other Belgian laws, or regulations adopted pursuant thereto, provide otherwise. Pursuant to the 1991 Law, the aggregate direct shareholding of the State and other Belgian public authorities must exceed 50% of the Company's share capital.

The Belgian State's rights pursuant to the 1991 Law exceed those of an ordinary shareholder, and include the following:

- the Belgian State directly appoints and removes a number of directors proportionate to the number of voting rights attached to its shareholding; in addition, the Belgian State appoints and removes the Chairman of the Board of Directors from among the directors. The Belgian State appoints and removes the President and Chief Executive Officer;
- certain decisions require approval by Royal Decree to become effective (*e.g.*, any amendment to the Articles of Association), the adoption of a Law (*e.g.*, any dissolution and liquidation of the Company), or prior approval by Royal Decree (*e.g.*, the issue of new shares, convertible bonds or warrants);
- the Belgian State appoints a Government Commissioner to supervise the management of Belgacom; and
- two members of the Belgian State's Court of Auditors (*Rekenhof / Cour des Comptes*) are appointed to the Company's Board of Auditors.

See further, "Management and Employees" and "Description of Share Capital and Corporate Structure".

The Belgian State as Public Authority

The Belgian State is the main legislator in the telecommunications sector. The BIPT, a regulatory agency of the Belgian State (as described in the section "Regulation — National Regulatory Authority"), is the main regulator in the telecommunications sector in Belgium. The Company as part of its public services mission provides telecommunications services, some of which are governed by the terms and conditions set out in a Management Agreement between the Company and the Belgian State. See "Regulation — Public Service".

Shareholders' Agreements

The relationship between the Belgian State and ADSB with respect to the Company was, and until the closing of the Offering will be, governed by a Shareholders' Agreement dated 20 March 1996.

The Shareholders' Agreement will terminate upon closing of the Offering and be replaced with the Transition Agreement. The Transition Agreement, however, terminates immediately if and when ADSB's, together with TDC, SingTel and Ameritech International, and their affiliates' shareholding in the Company represents less than 20% of the Company's voting stock. The Transition Agreement terminates in any event at the end of the Offering Window. See "Background to the Offering — The Transition Agreement" and "— ADSB's Priority Offering Rights". Certain provisions of the Transition Agreement are described elsewhere in this Offering Memorandum under the respective sections to which such provisions relate. See "Management and Employees — Board of Directors" and "Description of Share Capital and Corporate Structure — General Shareholders Meeting and Voting Rights".

Significant Transactions with Shareholders and ADSB International Partners (SBC, TDC and SingTel) and other ADSB Shareholders

Reference is made to certain transactions described under "Background to the Offering".

On 21 December 1995, an Agreement on Strategic Cooperation was entered into among the Company, ADSB, Ameritech International, TDC and SingTel. This agreement will terminate on the closing date of the Offering. Certain non-competition covenants binding on ADSB, Ameritech International and Ameritech Corporation (a wholly owned subsidiary of SBC), TDC and SingTel in respect of the provision of telecommunications services and related services in Belgium will survive the termination of the agreement for two years. On 20 March 1996, the same parties entered into a Co-operation Agreement. This Co-operation Agreement was amended on 21 April 1999 and each of Ameritech International, TDC and SingTel separately entered into license agreements with Belgacom. All of these agreements were for the provision of information and services from ADSB, Ameritech International, TDC and SingTel to Belgacom. These agreements will terminate on the closing date of the Offering.

KBC and Dexia are on the date of this Offering Memorandum indirect shareholders of ADSB and, therefore, the Company. Prior to the closing of the Offering, KBC and Dexia intend to exchange their shareholdings in Financière ADSB B.V. for shares of the Company. Dexia and an affiliate of KBC will act as underwriters in the Offering. Dexia and KBC have granted an Over-allotment Option to the Underwriters in relation to the shares they will hold in the Company prior to the closing of the Offering. See "Underwriting".

Relationship with the Belgian State and ADSB International Partners (SBC, TDC and SingTel) as Customers

Belgacom provides the Belgian State with domestic fixed-line retail and mobile telephony services. Belgacom's relationship with the Belgian State for the provision of these services is maintained at arm's length and is consistent with its commercial relationships with other customers of similar size.

Belgacom also has arm's length carrier-to-carrier relationships with TDC and SingTel for the mutual provision of international wholesale telecommunications services. Belgacom has granted TDC and SingTel rights of first refusal with respect to Belgacom's international bandwidth and voice capacity needs in Denmark and Asia, respectively. Belgacom does not have a carrier-to-carrier relationship with SBC with respect to international wholesale traffic.

MANAGEMENT AND EMPLOYEES

The respective roles and responsibilities of the management bodies of the Company are in large part governed by the provisions of the 1991 Law and the Company's Articles of Association. The Company is subject to general Belgian Company law except to the extent that the 1991 Law or any other Belgian law provide otherwise.

The management of the Company is vested in its Board of Directors and President and Chief Executive Officer. In addition, the Company's Management Committee, chaired by the President and Chief Executive Officer, has certain specific powers set out in the 1991 Law.

Board of Directors

Powers, Composition and Functioning

The Board of Directors may perform all acts necessary or useful for achieving the Company's corporate purpose, with the exception of those acts that are by law or the Articles of Association explicitly reserved for the General Shareholders Meeting.

In addition, the 1991 Law authorizes the Board of Directors to delegate substantial powers to the President and Chief Executive Officer. See "— President and Chief Executive Officer" below.

In accordance with the 1991 Law, the Board of Directors may not consist of more than 18 members. The directors are appointed for a renewable term of a maximum of six years. There must be the same number of French-speaking members and Dutch-speaking members on the Board of Directors, the Chairman of the Board of Directors excepted in case of an uneven number. Directors who are neither French-speaking nor Dutch-speaking shall not be taken into account for the calculation of this linguistic parity requirement. The Company intends to recommend to its shareholders to reduce the size of the Board of Directors from 18 to 12 members by 2007.

Pursuant to the 1991 Law, the Belgian State is entitled to appoint directly, by Royal Decree deliberated in the Council of Ministers, a number of directors proportionate to the number of voting rights attached to the shares held by it. Pursuant to the Articles of Association, such Belgian State-appointed directors will be chosen on the basis of their competence in legal, economic, financial, social or telecommunications matters, and from among prominent members of the business or academic communities after consultation with the Company's Nomination and Remuneration Committee. The Belgian State is entitled to appoint the Chairman of the Board from among the directors.

The 1991 Law provides that the other shareholders of the Company may appoint the remaining members of the Board of Directors. After the Belgian State has appointed the number of directors proportionate to the number of voting rights attached to the shares held by it, the non-Belgian State appointed directors are elected by a separate vote of all of the shareholders other than the Belgian State at the Company's General Shareholders Meeting. Pursuant to the Company's Articles of Association, the non-Belgian State appointed directors must be chosen from among candidates proposed by the Board of Directors upon recommendation of the Company's Nomination and Remuneration Committee. At least three directors appointed by the shareholders, other than the Belgian State, must be independent within the meaning of Article 524, § 4 of the Belgian Company Code. See "Description of Share Capital and Corporate Structure — Conflicts of Interest — Intra-group Transactions".

A transitional provision of the Articles of Association provides ADSB or SingTel, TDC and SBC, acting jointly through SBC, with the right to nominate and have elected within the group of non-Belgian State appointed directors: (i) a number of directors proportionate to the shareholding of ADSB (aggregated with the holding of SBC, TDC and SingTel, or their affiliates who own the shares distributed to them by ADSB), as long as ADSB's shareholding (aggregated with the holding of SBC, TDC and SingTel, or their affiliates who own the shares so distributed to them by ADSB) is equal to or exceeds 20% of the voting stock of the Company, such right in any event terminating at the end of the Offering Window (see "Background to the Offering — ADSB's Priority Offering Rights"); and (ii) one director thereafter as long as ADSB (aggregated with the holding of SBC, TDC and SingTel, or their affiliates who own the shares so distributed to them by ADSB) continues to own 7.5% or more of the voting stock of the Company.

Directors are not allowed to hold certain public offices in Belgium, or to serve as a member of, the European Parliament or the European Commission. In addition, with the exception of the President and Chief Executive Officer and other members of the Management Committee, a director may not be an employee of the Company.

Directors appointed by the Belgian State may be removed or replaced prior to expiration of their term by a Royal Decree deliberated in the Council of Ministers. All other directors may be removed or replaced prior to the expiration of their term by the General Shareholders Meeting in its entirety by a majority vote.

A meeting of the Board of Directors may be convened by the Chairman, the President and Chief Executive Officer, or at the request of at least two directors.

A meeting of the Board of Directors is validly held if there is a quorum of at least half of the Board's members present or represented. If a meeting is adjourned for lack of quorum, a second meeting of the Board of Directors can validly deliberate and resolve matters on the agenda of the previous meeting if at least one-third of the directors are present or represented at such second meeting.

In addition, the Belgian State and ADSB have agreed that, as long as the Transition Agreement remains in effect (see "Background to the Offering — The Transition Agreement"), proposed resolutions of the Board of Directors with respect to a number of key matters will not be put to a vote unless the directors present or represented at the meeting include at least two directors appointed by the Belgian State and at least two directors appointed upon the proposal of ADSB. Such matters include, among others, the following:

- the adoption or amendment of the business plan;
- the adoption or amendment of the annual budget;
- any capital expenditure in excess of €25,000,000 or any borrowing in excess of such amount, if such expenditure or borrowing is not specifically contemplated in the business plan or annual budget then in effect;
- any strategic acquisition or alliance, major divestiture or transfer of core activities or assets to a subsidiary;
- any material changes to internal control and accounting policies;
- any issuance of shares, bonds convertible into shares, or warrants within the limits of the authorized capital; and
- any decision to distribute an interim dividend.

Decisions of the Board of Directors are taken by majority vote. Pursuant to the 1991 Law, the Chairman casts the deciding vote in the case of a tie and is granted extensive special information rights and investigation powers. In addition, the 1991 Law and/or the Company's Articles of Association require an affirmative vote of two-thirds of the votes cast to approve the following matters:

- making material investments in other companies;
- approving the Management Contract (including renewals thereof and revisions thereto);
- increasing the share capital of the Company within the limits of the authorized capital in certain circumstances where the pre-emption rights of the existing shareholders are restricted or withdrawn (see "Description of Share Capital and Corporate Structure — Changes in Share Capital");
- acquiring or transferring shares of the Company;
- delegating powers to the Chief Executive Officer within the meaning of Article 22, § 2 of the Articles of Association; and
- approving material changes to the status of the statutory employees of the Company if the Joint Committee has not submitted a binding proposal in relation thereto.

The Board of Directors has adopted a board charter which, together with the charters of the Board Committees (see "— Committees of the Board of Directors"), reflects the principles by which the Board of Directors and its Committees operate. The board charter provides, among other things, that important decisions of the Board of Directors should have broad support, understood as a qualitative concept indicating effective decision-making within the Board of Directors following a constructive dialogue between directors, and should be prepared by standing or *ad hoc* Board Committees having significant representation of non-executive, independent directors within the meaning of Article 524, § 4 of the Belgian Company Code (see "Description of Share Capital and Corporate Structure — Conflicts of Interest — Intra-group Transactions"). Important decisions referred to include decisions regarding the business plan, the annual budget, financial reporting, strategic transactions and amendments to key principles regarding the functioning of the Board of Directors, and the composition and core tasks of the Board Committees, as set out in their respective charters.

Pre-Offering Board of Directors

On the date of this Offering Memorandum, the Board of Directors is composed of the following 18 directors, of which nine were appointed by the Belgian State by Royal Decree and nine were appointed among candidates proposed by ADSB.

Name	Age	Position	Director Since	Term Expires
Jan Coene(1)	46	Chairman of the Board	2003	2009
Didier Bellens(1)	48	President and Chief Executive Officer and Director	2003	2009
Johny-Freddy Cornillie(1)	52	Director	1994	2006
Didier De Buyst(1)	37	Director	1996	2006
Robert Tollet(1)	57	Director	2003	2009
Martine Durez(1)	53	Director	1994	2006
Michel Moll(1)	55	Director	1994	2006
Norbert Van Broekhoven(1)	57	Director	1994	2006
Paul Van de Perre(1)	50	Director	1994	2006
Lloyd E. Kelley(2)	54	Director	2001	2008
James W. Callaway(2)	57	Director	2003	2008
Jonathan P. Klug(2)	48	Director	2002	2008
Henning B. Dyremose(2)	58	Director	1998	2008
Hans Munk Nielsen(2)	57	Director	1996	2008
J. Kenneth Raley(2)	49	Director	2003	2009
Sock Koong Chua(2)	46	Director	1997	2008
Ho Kee Lim(2)	59	Director	1999	2008
Hang Boon Sin(2)	65	Director	1999	2008

(1) Appointed by the Belgian State.
(2) Appointed upon the proposal of ADSB.

Jan Coene. Jan Coene was appointed as the Chairman of the Board of Directors in March 2003. Mr. Coene is also President & CEO of the Picanol Group, a worldwide supplier of total solutions for the textile industry. Before starting with Picanol, he held the office of President and CEO of ABB Service worldwide. He is member of the Management Committee of the FEB (Belgian Federation of Enterprises) and Board Member of the VOKA (Flemish Federation of Enterprises). After receiving his degree as an Engineer from the IHRB in Brussels, Jan Coene graduated from the Vlerick Leuven Gent Management School. Today he is a partner of this school and Chairman of its alumni association.

Didier Bellens. Didier Bellens was appointed as President and Chief Executive Officer and a director of Belgacom in March 2003. Previously Mr. Bellens served as the CEO of the RTL Group in Luxembourg and prior to that, as the CEO of the Group Bruxelles-Lambert. Mr. Bellens serves on the board of directors of AXA Belgium. He holds a degree in Economics and Business Administration from the University of Brussels (ULB).

Johny-Freddy Cornillie. Johny-Freddy Cornillie was appointed as a director in December 1994. He is a former chief of the private office of the minister-president of the government of Flanders. Until 1997 he was CEO of Van Gansewinkel group and until 2002 chairman of SEGHERS better technology group. He is currently a director and advisor of several international companies. Mr. Cornillie graduated as an engineer in applied economics from the University of Leuven.

Didier De Buyst. Didier De Buyst was appointed as a director in March 1996. Mr. De Buyst began his career in the nuclear sector (Framatome in Paris). He was CEO of Inter-Eco Group, an engineering and consultancy firm, between 1993 and 2003. He was also a Member of the Board of the Federaal Agentschap voor Nucleaire Controle (Federal Agency for Nuclear Monitoring) and Chairman of the Audit Committee between 2002 and 2003. He is now mediator/arbitrator for (inter)national industrial disputes of a technological nature and is also a part-time professor at the Department of Architecture of the Universiteit Hogescholen Limburg. Mr. De Buyst is a civil engineer (with a Masters in Engineering) and also has a doctorate in engineering (Ph.D. in Engineering obtained in 1993) from the University of Ghent.

Robert Tollet. Robert Tollet was appointed as a director in October 2003. Mr. Tollet is the chairman of the board of directors of the Société Fédérale de Participations, a public sector holding company and serves on the boards of Brussels International Airport Company and Crédit Professionel. He is also the Chairman of the

Central Council for the Economy. Mr. Tollet holds a degree in Economics and a degree in Economic Analysis and Policy from the University of Brussels (ULB).

Martine Durez. Martine Durez was appointed as a director in December 1994. Ms. Durez is the Chief Financial and Accounting Officer at La Poste. Ms. Durez is also Professor of Financial Management and Analysis at the University of Mons-Hainaut and has served as a member of the High Council of Corporate Auditors and the Committee of Accounting Standard and as a special emissary at the Cabinet for Communication and State Companies. She serves as a regent of the National Bank of Belgium. Ms. Durez graduated as a Commercial Engineer and holds a degree in Applied Economics from the University of Brussels (ULB).

Michel Moll. Michel Moll was appointed as a director in December 1994. Since 1996 he has served as the Chairman of the Board of Directors and the General Manager of BRUFICOM (Brussels Finance Communication) a venture capital company with minority shareholdings in small and start up companies in the fields of telecommunications, multimedia and computers. Prior to 1996 Mr. Moll was manager and director of the SNI (Société Nationale d'Investissement). He is currently a director of SONACA (Société Nationale de Construction Aérospatiale) and SBI (Société Belge d'Investissement Internationale). Mr. Moll graduated as a commercial engineer from the Business School of the University of Louvain.

Norbert Van Broekhoven. Norbert Van Broekhoven was appointed as a director in December 1994. He is a civil engineer and was CEO of Van Broekhoven's Algemene Ondernemingen NV. He is currently CEO of Actima NV and director and advisor of several Belgian companies. Mr. Van Broekhoven graduated as a civil engineer from the University of Leuven.

Paul Van de Perre. Paul Van de Perre was appointed as a director in December 1994. He is the co-founder of GIMV (Venture Capital Firm) and past director of Sidmar (Arcelor). He is currently director of Nutradvitam (nutraceuticals) and Greenbridge (incubator). Mr. Van de Perre is CEO and President of 3W Finance and Praxis in Management. Mr. Van de Perre holds an MBA and Master in Economics and is a certified accountant (IAB).

Lloyd E. Kelley. Lloyd E. Kelley was appointed as a director in April 2001. Mr. Kelley is the Vice Chairman of the TDC Board of Directors and the Chairman of the ADSB Board of Directors and is an officer of certain subsidiaries of SBC. Mr. Kelley has served as the President of SBC International, Europe since April 2001 and has held a variety of network management positions for SBC, including President and CEO of Southwestern Bell Video Services and Vice President of operations at TeleWest Communications in the United Kingdom. Mr. Kelley holds a Bachelor of Science degree (Business) from Maryville University in St. Louis, Missouri.

James W. Callaway. James W. Callaway was appointed as a director in February 2003. Mr. Callaway serves on the Board of Directors of TDC and is an officer of certain subsidiaries of SBC. Mr. Callaway has served as the Group President of International Operations and Directory Operations for SBC since September 2000 and has held a variety of executive positions with SBC, including Senior Vice President-Strategic Planning and President, California. Mr. Callaway serves on the board of directors for Telefonos de Mexico (Telmex) and America Movíl and previously served on the board of directors of Bell Canada. Mr. Callaway earned a degree in business administration from Arkansas State University.

Jonathan P. Klug. Jonathan P. Klug was appointed as a director in June 2002. Mr. Klug serves on the Board of Directors of TDC and is also a member of the ADSB Board of Directors and is an officer of certain subsidiaries of SBC. Mr. Klug has served as the Vice-President of Finance for International Operations of SBC since May 2002 and has held a variety of executive positions with SBC, including CFO of Bell Canada, Vice President of partner channels and alliances, president of Arkansas Southwestern Bell Telephone Company, and managing director - corporate development for SBC. Mr. Klug also serves on the board of directors for Telkom South Africa and America Movíl. Mr. Klug has a bachelor's degree in business administration from the University of Notre Dame, and a master's degree in business administration from St. Louis University.

Henning B. Dyremose. Henning B. Dyremose was appointed as a director in October 1998. Mr. Dyremose is President and CEO of TDC and chairman of various subsidiaries of TDC and is also a member of the ADSB Board of Directors. Mr. Dyremose is vice chairman of the board of directors of Brødrene A.O. Johansen A/S and A.O. Invest A/S and is also a director of Carlsberg A/S. Mr. Dyremose is a chemical engineer and holds a graduate degree in business administration.

Hans Munk Nielsen. Hans Munk Nielsen was appointed as a director in March 1996. Mr. Nielsen is Senior Executive Vice President and Chief Financial Officer of TDC and a board member of various subsidiaries of

TDC and is also a member of the ADSB Board of Directors of ADSB. Mr. Nielsen is the chairman of the board of CMO-Denmark and is a director of Nordea Invest A/S and the Copenhagen Stock Exchange A/S. Mr. Nielsen holds a masters degree in economics.

J. Kenneth Raley. Kenneth Raley was appointed as a director in August 2003. Mr. Raley is Senior Executive Vice President Business Development of TDC and a board member of various subsidiaries of TDC and is also a member of the ADSB Board of Directors. Mr. Raley was appointed to the executive committee of TDC in 2003. Mr. Raley holds a bachelor degree in science and economics.

Sock Koong Chua. Sock Koong Chua was appointed as a director in February 1997. Ms. Chua is the Chief Financial Officer of SingTel, with overall responsibility for all financial functions, as well as corporate development, legal and secretariat, corporate communications, investor relations and regulatory functions. She joined SingTel as Treasurer in 1989. Ms. Chua is also a member of the ADSB Board of Directors and is a director of various listed and non-listed companies. Ms. Chua obtained a bachelor's degree in accountancy from the University of Singapore in 1979 and is a Certified Public Accountant in Singapore and a Chartered Financial Analyst.

Ho Kee Lim. Ho Kee Lim was appointed as a director in April 1999. Mr. Lim was previously a director of SingTel and previously worked for UBS A.G. (Switzerland) from 1984 to 1999. Mr. Lim is the Chairman of the Board of Directors of Singapore Post Limited, and is the Chairman of the Board of Directors of Vertex Venture Holdings Limited. He is also a director of Keppel Land Limited, Cycle & Carriage Limited and MCL Land Limited. Mr. Lim is also a member of the ADSB Board of Directors. Mr. Lim has a bachelor's degree in science (economics) from the London School of Economics.

Hang Boon Sin. Hang Boon Sin was appointed as a director in February 1999. Mr. Sin worked in a number of management positions at SingTel from 1960 until his retirement in 2001, including as a member of top management and CEO of Singapore Telecom International Pte Ltd, the strategic investment arm of SingTel. Mr. Sin is a member of the ADSB Board of Directors. Mr. Sin was also seconded to Belgacom from 1996 to 1998. Mr. Sin is a director of various listed and non-listed companies. Mr. Sin holds a bachelor's degree in science (physics) from the Nanyang University in Singapore and a post graduate diploma in business administration from the University of Singapore.

Post-Offering Board of Directors

A General Shareholders Meeting will be held immediately prior to the execution of the Underwriting Agreement in order to change the composition of the Board of Directors. Eight out of the nine current directors appointed upon the proposal of ADSB will be replaced by eight newly-appointed independent directors. Lloyd Kelley, the ninth ADSB director, will remain in his position until after the Offering. Mr. Kelley has, however, committed to resign if ADSB retains less than 7.5% of the voting stock of the Company after the Offering. In such case, the Board of Directors will fill the vacancy by appointing a ninth independent director through cooptation, upon the recommendation of the Company's Nomination and Remuneration Committee.

Prior to the Offering, the Remuneration Committee of the Company led the search for individuals qualified to be appointed as independent directors to the Company's Board of Directors in order to replace all or a number of directors currently appointed upon the proposal of ADSB. It conducted this search on the basis of a candidate profile that it had established in advance. The Remuneration Committee was assisted in the selection and validation of the candidacies by SpencerStuart, an external and independent firm with expertise in the field of executive and director searches. In addition, it requested the opinion of outside legal counsel regarding *prima facie* compliance of the candidates with the independency criteria of Article 524, § 4 of the Belgian Company Code (see "Description of Share Capital and Corporate Structure — Conflicts of Interest — Intra-group Transactions").

Upon the proposal of the Remuneration Committee, the Company's Board of Directors has, at its meeting of 19 February 2004, proposed the following candidates for appointment by the General Shareholders Meeting to be held immediately prior to the execution of the Underwriting Agreement. The General Shareholders Meeting must thereby take into account the number of shares ADSB believes it will sell in the Offering, assuming that the Offering closes.

Name	Age	Position[1]
Ms. Carla Cico	42	Director
Mr. Pierre-Alain De Smedt	60	Director
Ms. Carine Doutrelepont	43	Director
Mr. Philip Hampton	50	Director
Mr. George Jacobs	64	Director
Mr. Maurice Lippens	60	Director
Ms. Lutgart Van den Berghe	52	Director
Mr. Philippe Van de Vyvere	50	Director

Carla Cico. Carla Cico has been CEO of Brasil Telecom since 2001. She has been working in the telecommunications sector for over 18 years, both in the equipment and operations sectors. Ms. Cico is member of the Board of the London Business School. She obtained an MBA at the London Business School.

Pierre-Alain De Smedt. Pierre-Alain De Smedt was appointed Executive Vice President of Renault in 1999. He was chairman of Autolatina, VAG and Ford's joint venture subsidiary in Latin America. He served as Chairman of Volkswagen Brazil and Argentina, before being appointed as Chairman of Seat. Mr. De Smedt is also member of the Board of the SNR Group (a subsidiary of Renault) and of Compagnie Nationale à Portefeille. He is a graduate in engineering and economics from the University of Brussels (ULB).

Carine Doutrelepont. Carine Doutrelepont is a partner at the law firm of Uyttendaele, Gérard & Doutrelepont and specializes in information technology, intellectual property and media and competition matters. She holds a law PhD from the University of Brussels (ULB) where she currently holds tenure as a Professor of Media Law, Intellectual Property Law, Electronic Commerce Law and European Audiovisual Law. She is also Director of the Information and Communication Law Centre of the ULB.

Philip Hampton. Philip Hampton is a Chartered Accountant and holds an MBA from INSEAD, Fontainebleau. He spent the first ten years of his career at Lazard Brothers in London, New York and Paris. He then took up the position of Finance Director for British Steel plc, British Gas plc, and British Telecommunications Group plc and, until beginning of this year, for Lloyds TSB Group plc. He is a member of the Board of the RMC Group plc.

Georges Jacobs. Baron Georges Jacobs is a Director and Chairman of the Executive Committee of UCB. He commenced his career as an economist at the International Monetary Fund (USA). Later, he joined the UCB Group and was appointed as a Director of UCB in 1987. Furthermore, Baron Georges Jacobs is a member of the Board of Bekaert, Spadel, SN Brussels Airlines and Delhaize. He holds a law degree and a degree in economics, as well as a Master of Arts in Economics from the University of California, Berkeley.

Maurice Lippens. Count Maurice Lippens is co-founder of Fortis, created in 1990 and the first European cross-border banking and insurance group. He served as the executive Chairman of Fortis until 2000 and since then he is the non-executive Chairman of the Board of Directors. He is a member of the Board of several companies including Suez-Tractebel, Groupe Bruxelles Lambert and Total Fina Elf. He holds a law degree from the University of Brussels (ULB), as well as an MBA from Harvard Business School.

Lutgart Van den Berghe. Prof. dr. Lutgart Van den Berghe holds a PhD in economics, Ghent University. She is the head of the Competence Centre Entrepreneurship, Governance and Strategy at the Vlerick Leuven Gent Management School and a director at the Belgian Directors' Institute. She is a professor at Ghent University where she lectures on corporate governance and serves as a non-executive director in a number of listed and non-listed multinational companies such as Electrabel, CSM (The Netherlands), KLM (The Netherlands) and SHV Holding (The Netherlands).

Philippe Van de Vyvere. Philippe Van de Vyvere is founder, CEO and Chairman of Sea-Invest, Europe's largest bulk and fruit transhipment company. He is currently a non-executive board member for ING Belgium. Mr. Van de Vyvere holds a degree in Economics.

Committees of the Board of Directors

Pursuant to the Company's Articles of Association, the Board of Directors must create: (i) an Audit and Compliance Committee; (ii) a Nomination and Remuneration Committee; and (iii) a Strategic and Business Development Committee. The Company's Nomination and Remuneration Committee performs the legal functions of the remuneration committee which the 1991 Law requires the Company to establish.

The Board of Directors adopted formal charters for such Committees at its meeting of 19 February 2004. Amendments to key principles with respect to the composition and core tasks of such Committees, as set out in their respective charters, require broad support within the Board of Directors (see "— Board of Directors — Powers, Composition and Functioning").

Audit and Compliance Committee

The Audit and Compliance Committee must consist of five non-executive directors, the majority of which must be independent. Pursuant to its charter, it is chaired by an independent director.

The Audit and Compliance Committee's role is to assist and advise the Board of Directors regarding: (i) the quality and integrity of the non-consolidated and consolidated, audited and interim, financial statements of the Company; (ii) the relationship with the Company's statutory auditors; (iii) the Company's internal audit function; (iv) the Company's compliance with legal and regulatory requirements; and (v) compliance within the Company with codes of conducts and other policies.

The Audit and Compliance Committee meets at least once every quarter.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of four directors. Pursuant to its charter, this committee is chaired by the Chairman of the Board of Directors, who is an *ex-officio* member. One member is chosen from among the directors appointed by the Belgian State. Two members must be appointed among the independent directors.

The Nomination and Remuneration Committee's role is to assist and advise the Board of Directors regarding: (i) the composition of, and appointment to, the Board of Directors; (ii) the composition of, and appointment to, the Board Committees and the Management Committee; and (iii) the remuneration policy and strategy for directors and personnel. The Belgian State will consult the Nomination and Remuneration Committee in relation to the appointment of the President and Chief Executive Officer.

The Nomination and Remuneration Committee meets at least two times annually.

Strategic and Business Development Committee

The Strategic and Business Development Committee consists of five directors. Pursuant to its charter, the President and Chief Executive Officer and the Chairman of the Board of Directors are *ex officio* members and the committee is chaired by the Chairman of the Board of Directors. One additional member is chosen among the directors appointed by the Belgian State. Two members must be appointed from among the independent directors. However, as long as the Transition Agreement remains in effect (see "Background to the Offering — The Transition Agreement") one member must be chosen from among the directors appointed upon the proposal of ADSB, and only one member must be an independent director.

The Strategic and Business Development Committee's role is to assist and advise the Board of Directors on matters of general policy and strategy of the Company, as well as on significant issues regarding the Company's strategic development.

The Strategic and Business Development Committee meets at least two times annually.

President and Chief Executive Officer

The President and Chief Executive Officer is entrusted with the day-to-day management of the Company. The President and Chief Executive Officer reports to the Board of Directors.

In addition, pursuant to the 1991 Law and the Company's Articles of Association, the Board of Directors may, deciding by a majority of two thirds of its members present or represented, delegate all or part of its powers to the President and Chief Executive Officer with the exception of:

- the approval of the Management Contract with the Belgian State and changes thereto;
- the establishment of the business plan and general policy of the Company;
- the supervision of the President and Chief Executive Officer; and
- other powers explicitly reserved by law to the Board of Directors which includes, for example, the establishment of the annual accounts for submission to the General Shareholders Meeting and the preparation of merger proposals.

The Board of Directors has delegated broad powers to the President and Chief Executive Officer.

The composition and, with the exception of certain specific powers entrusted to the Management Committee by the 1991 Law, the powers of the Management Committee are determined by the President and Chief Executive Officer.

The President and Chief Executive Officer is appointed by the Belgian State by Royal Decree deliberated in the Council of Ministers for a renewable six-year term. The President and Chief Executive Officer and the Chairman of the Board of Directors must have a different first language affiliation. The President and Chief Executive Officer may only be removed from office by Royal Decree deliberated in the Council of Ministers. The President and Chief Executive Officer is, pursuant to the 1991 Law and the Company's Articles of Association, a member of the Board of Directors.

The Company's current President and Chief Executive Officer is Mr. Didier Bellens.

Management Committee

The Management Committee's role, apart from exercising the specific powers entrusted by the 1991 Law to the Management Committee, is to assist the President and Chief Executive Officer in the exercise of his powers. The Management Committee aims to decide by consensus, but in the event of any disagreement, the view of the President and Chief Executive Officer will prevail. The Management Committee generally meets on a weekly basis. Pursuant to the 1991 Law and the Company's Articles of Association, the President and Chief Executive Officer serves as a member of the Management Committee, which he chairs. There must be the same number of French-speaking members and Dutch-speaking members on the Management Committee, the President and Chief Executive Officer excepted in case of an uneven number. Members who are neither French-speaking nor Dutch-speaking shall not be taken into account for the calculation of this linguistic parity requirement.

The current members of the Management Committee, in addition to the President and Chief Executive Officer, are as follows:

Name	Age	Position
Ray Stewart	54	Chief Financial Officer
Michel Vermaerke	43	Secretary General & General Counsel
Bridget P. Cosgrave	42	President, International Carrier Services
Philippe Vander Putten	44	President, Mobile Communications Services & Chief Executive Officer, Proximus/Belgacom Mobile
Scott Alcott	37	Acting President, Fixed Line Services
Astrid De Lathauwer	40	Chief Human Resources Officer
William Mosseray	39	Chief Restructuring & Change Officer and Acting Chief Strategy Officer

Ray Stewart. Ray Stewart has served as the Chief Financial and Administration Officer of Belgacom since 1997. Mr. Stewart is employed by SBC, but will retire from his employment at SBC. On or prior to 1 April 2004, he will become an employee of Belgacom. Previously, Mr. Stewart joined Ameritech (now SBC) in 1979 where he held several management positions in Finance. In 1991, Mr. Stewart became the CFO of Ameritech International, responsible for Ameritech's investments outside the US. From 1994 to 1997, Mr. Stewart was the

CFO of Matav, a Hungarian telecom operator in which Ameritech bought a shareholding. Mr. Stewart has also worked at the US Internal Revenue Service and is a certified public accountant. Mr. Stewart holds an undergraduate degree in Accounting and an MBA in Finance from Indiana University.

Michel Vermaerke. Michel Vermaerke has served as the Secretary General and General Counsel of Belgacom since 1996. Previously, from 1986 to 1990 Mr. Vermaerke served as Legal Counsel for Corporate and International Affairs of Generale Bank and from 1990 to 1996 as Chief Legal Counsel and Secretary General and General Counsel of the Cedel Group (now Clearstream). Michel Vermaerke began his career in 1985 as an attorney in international trade law at Kornmeyer, McCarthy Lepon & Harris in Washington DC. Mr. Vermaerke obtained a law degree from the University of Ghent and an LLM from the Washington College of Law at the American University in Washington, DC. Mr. Vermaerke is a non-executive Board member of ZINA (Ziekenhuis Netwerk Antwerpen).

Bridget P. Cosgrave. Bridget P. Cosgrave has served as the President of the International Carrier Services of Belgacom since 2001 and she will join the Board of Directors of Belgacom Mobile in 2004. Ms. Cosgrave started her career as an investment associate at Elders IXL Plc. In 1990, she joined the corporate finance department at Banque Indosuez. From 1993 to 1996, Ms. Cosgrave was a Project Director at British Telecom Plc responsible for establishing joint ventures in newly liberalized European and Australian telecommunications markets. In 1996, she was elected and served her full term as the Deputy Director General of the European Telecommunications Standards Institute (ETSI). Ms. Cosgrave has a B.A. (Hons.) from Queen's University at Kingston, Canada and a MBA from the London Business School.

Philippe Vander Putten. Philippe Vander Putten has served as the CEO of Belgacom Mobile since 1998 where he is also an executive director, since 1998. Mr. Vander Putten started his professional career at Procter & Gamble, working in the FMCG sector at L'Oréal. In 1986, Mr. Vander Putten joined the Kraft Jacobs Suchard Group (now Kraft Foods) and held several positions in Marketing & Sales before becoming the Managing Director of Kraft General Foods for Benelux in 1991. Mr. Vander Putten has also served as the General Manager of Jacobs Suchard Côte d'Or, and the Area Director Benelux and later VP Europe, Strategy and Business Development of Kraft Jacobs Suchard Europe. Mr. Vander Putten is also a non-executive director of Vandemoortele and Levante Invest as well as a member of the advisory board of Viangros. Mr. Vander Putten holds a bachelor degree and a master's degree in administration and management from the University of Louvain.

Scott Alcott. Scott Alcott is Acting President of Belgacom's Fixed Line Services since 2004. Mr. Alcott is presently a member of the board of directors of SN Brussels Airlines and Skynet. Previously, Mr. Alcott had served as Belgacom's Chief Strategy Officer, Chief Information and Technology Officer and as General Manager of Marketing and Product Management and a Director of Skynet, and a director of Belgacom's Multi-Media Venture Capital Fund. Previously, Mr. Alcott worked in advertising, at CBS Records – Columbia House Division, and joined AT&T in 1989 as Marketing Manager for the Long Distance Services. In 1994, Mr. Alcott joined Cellular One (AT&T Wireless) in marketing, and joined Ameritech (now SBC) in 1995 as Director Marketing & Product Management – Long Distance Division, and later as Director New Product Development/Packaging. In 1991, Mr. Alcott became Chief Marketing Officer of Servicemaster Home Service Center, a company that electronically networked home service technicians for integrated scheduling, dispatching, tracking, customer database management and e-commerce. Mr. Alcott holds a B.S. in Economics from the Wharton School at the University of Pennsylvania.

Astrid De Lathauwer. Astrid De Lathauwer has served as Chief Human Resources Officer for Belgacom since 2002. Ms. De Lathauwer joined Belgacom in 2000 and previously held the positions of Top Group Resources & Talent Director and HR Director of Belgacom. Prior to joining Belgacom, Ms. De Lathauwer worked in marketing and human resources with Monsanto. In 1990, Ms. De Lathauwer joined AT&T, where she ran the HR function for the Communication Services Division for Europe, Middle East and Africa and later served as the HR Director for AT&T Micro-Electronics and Executive Human Resources Director – International, with responsibility for all HR processes for the top 100 Executives located in Europe, the Middle East, Asia/Pacific and Latin America. Ms. De Lathauwer is also a member of the board of directors of Dectel and Unitel. Ms. De Lathauwer holds a degree in History of Art from the University of Ghent and a degree in International Politics and Diplomatic Sciences from the University of Leuven.

William Mosseray. William Mosseray has been Acting Chief Strategy Officer since 2004 and has served as Belgacom's Chief Restructuring and Change Officer since 2002, in charge of group-wide multi-year change

programs as well as of the program management for the rebranding of the fixed-line business. Mr. Mosseray joined Belgacom in 1993 and previously served as Executive advisor to the CEO, General Manager for the Special Business Division, Head of Corporate Strategy & Development and Chief Human Resources Officer. Mr. Mosseray has also been a director of the Touring Group since September 2003. Prior to joining Belgacom, Mr. Mosseray was an attorney in corporate matters with Loeff Claeys Verbeke (now Allen & Overy) in Brussels and Zurich. He obtained a law degree from the KULeuven and a tax law degree from ICHEC. Mr. Mosseray also holds an MBA from the Vlerick Leuven Ghent Management School.

Compensation of Directors and Executive Officers

The total remuneration paid by the Company and its subsidiaries to its directors (other than the directors appointed upon the proposal of ADSB and the President and Chief Executive Officer) in 2003 amounted to approximately €63,000. The total remuneration paid by the Company and its subsidiaries to all of the Company's nine executive officers, including the President and Chief Executive Officer, amounted to approximately €4,806,000 in 2003, of which approximately 34% represented variable remuneration. Based on remuneration in 2003, the minimum amount payable by the Company upon termination of employment of its executive officers, including the President and Chief Executive Officer, would amount to approximately €8.5 million in aggregate.

After completion of the Offering, the Company's General Shareholders Meeting will determine each director's compensation. However, the President and Chief Executive Officer will not receive separate compensation as a director. Directors will receive an annual fee of €25,000. For the Chairman of the Board of Directors the annual fee will be €50,000. Each director will also receive an attendance fee of €5,000 per Board of Directors meeting. In addition, directors serving on Board Committees will be remunerated by way of an attendance fee of €5,000 per committee meeting for the Committee Chairman and of €2,500 for other members.

Incentive Programs

A substantial part of the corporate incentive package of the Company's executive officers and senior managers is linked to the achievement of defined financial and non-financial goals of the Belgacom Group and/or business unit. The Company's existing short-term corporate incentive program is driven by various parameters such as revenue, EBIT/EBITDA, net profit, customer satisfaction and individual objectives. The return under the long-term corporate incentive program depends on a combination of the Company's performance in terms of revenue and EBITDA growth and a number of financial ratios for a peer group of publicly quoted European telecommunications companies. The Company does not intend to grant any further rights under its existing long-term incentive program.

In connection with the Offering, the Company intends to implement a senior management long-term incentive plans (the "LTIP"). Under the LTIP, options for an aggregate value of €12.8 million will be offered immediately following the Offering to the executive officers and senior managers of the Group. The aggregate number of options that will be offered will be determined following the Offering depending on the Offer Price applicable to retail investors. The value of the option will be determined on the basis of a customary option pricing model. Each option will give the right to its holder to purchase one existing share of the Company at a price equal to the Offer Price. The options will have a term of seven or eight years with one third of the granted options being exercisable as from the first anniversary of the grant, one third of the granted options being exercisable as from the second anniversary of the grant and one third of the granted options being exercisable as from the third anniversary of the grant. The options granted under the LTIP will be accounted for as a compensation expense at the granting date for an amount equal to the fair value of the options over the applicable vesting period. The offer under the LTIP will not form part of the Offering. Subsequent tranches of options may be offered by the Company under the LTIP on an annual or an exceptional basis.

Employment Agreements

The Company has entered into employment agreements with its executive officers (other than the President and Chief Executive Officer). Pursuant to such agreements, executive officers receive a base salary and are eligible for, among other things, a performance based bonus on an annual basis. In addition, all executive officers receive certain fringe benefits. Pursuant to these employment agreements and/or Belgian law, each executive remains subject to a confidentiality requirement upon termination. Certain executives also remain subject to non-competition clauses upon termination. Retirement age for the purposes of extra-legal benefits of the members of the management team is between 60 and 65.

Board of Auditors

The Board of Auditors of the Company is composed of the following persons:

- Mr. Romain Lesage, Member of the Court of Auditors (*Rekenhof/Cour des Comptes*) and chairman of the Board of Auditors;
- Mr. Pierre Rion, Member of the Court of Auditors;
- Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A., represented by Mr. Ludo Swolfs; and
- Callens, Guévar, Van Impe & Co S.C.C.R.L./B.C.V.B.A., represented by Mr. Herman Van Impe.

Ernst & Young is responsible for the audit of the consolidated financial statements of the Company and its subsidiaries. The other members of the Board of Auditors are, together with Ernst & Young, entrusted with the audit of the non-consolidated financial statements of the Company.

Mr. Lesage's mandate will expire on 30 June 2008, the mandates of Mr. Rion, Ernst & Young and Callens, Guévar, Van Impe & Co. will expire at the annual General Shareholders Meeting in 2010.

The General Shareholders Meeting determines the remuneration of Ernst & Young for their services in connection with the audit of the financial statements of the Company and of its subsidiaries. Their annual fee for these services is currently €652,305, excluding value-added tax. This amount does not include remuneration for other assurance services provided to the Company and certain of its subsidiaries in 2003 in the amount of €1,289,425. The annual remuneration received by the other members of the Board of Auditors for their services in connection with the audit of the financial statements of the Company amounted to €189,520 in 2003.

Employees

At 31 December 2003, the Group had 17,541 full time equivalent employees. The following table shows the evolution of Belgacom's workforce over the last five years.

	As of 31 December				
	1999	2000	2001	2002	2003
Belgacom SA/NV	19,013	18,778	18,550	16,248	14,960
Statutory	14,104	13,798	13,629	11,452	10,059
Non-statutory	4,909	4,980	4,921	4,796	4,901
Belgacom Mobile	1,837	2,056	2,333	2,218	2,239
Other	977	1,366	1,413	537	342
Total employees[1]	21,827	22,200	22,296	19,003	17,541

(1) Full-time equivalents.

As the telecommunications market in Belgium has become increasingly competitive, Belgacom's adjustment and adaptation to this competitive environment has involved considerable changes for its personnel. From 1997 to 1999, approximately 6,600 employees were involved in an extensive skill redeployment program in its Fixed Line Services business and another 6,300 employees left the Company as part of an early retirement program. In 2002, Belgacom launched the BeST program aimed at transforming its Fixed Line Services business into an e-business with a more competitive position in the telecommunications market. Pursuant to this program, certain statutory employees were allowed to participate in an "early departure" program. Of the 4,450 employees eligible for this "early departure" program, 4,157 accepted.

In Belgacom's Mobile Communications Services business segment, employment has grown from 1,301 employees (full time equivalents) in 1998 to 2,239 in 2003.

Statutory Employees

As of 31 December 2003, approximately 57% of all employees (full-time equivalents) of the Group were "statutory" (*statutaires / statutair*) employees, which are persons employed under an administrative law status comparable to that of a civil servant. There are no statutory employees in Belgacom's Mobile business or any other subsidiary of the Company. The employment of statutory employees is governed by a set of rules and regulations that are specific to Belgacom and that are the result of collective bargaining between management and the trade unions. Statutory employees' employment cannot be terminated except for gross breach of their duties.

From 1995 to 31 December 2003, the legal pension reserves for Belgacom's statutory employees and, since 2002, for their survivors have been administrated through Pension Fund I. As of 31 December 2003, the Belgian State assumed all of the accrued and future legal pension obligations in respect of Belgacom's current and former statutory employees and their survivors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Prior to the Offering — Pension Fund Transfer".

Non-statutory Employees

As of 31 December 2003, approximately 43% of all employees of the Group were non-statutory employees. All employees of Belgacom Mobile and other subsidiaries of the Company are non-statutory employees. The employment of this group of employees is governed by Belgian labor law as well as by the collective bargaining agreements concluded by Belgacom's Joint Committee or, for certain categories of employees, by the Board of Directors. The employees of Belgacom Mobile or any other subsidiary are subject to the collective bargaining agreements concluded by their competent Joint Committee.

The collective bargaining agreements currently in force primarily relate to salaries and wages, working hours, overtime pay, holidays and termination.

Labor Relations

Belgacom's employees (both statutory employees and non-statutory employees) are represented by three trade unions. The trade unions are not represented on the Company's Board of Directors.

The formal consultation and negotiation process with Belgacom's personnel is organized through its Joint Committee. The Belgacom Joint Committee has 18 members formally appointed by the Board of Directors of Belgacom. Half of these are proposed to the Board by the representative trade unions and the other half are directly designated by the Board of Directors.

The Joint Committee deliberates matters related to:

- the rights and obligations of the employees on the one hand, and the trade unions and trade union representatives on the other hand;
- staff requirements, compensation and benefits policies, training policies, hiring and career policies; and
- internal regulations regarding health and security matters.

Consultation and negotiation with trade unions can also take place in the Public Sector Companies Commission, which is mainly responsible for the negotiation of collective bargaining agreements, at the level of public-sector enterprises. The Public Sector Companies Commission has the power to settle disputes relating to employee matters of a public enterprise when its Joint Committee has not been able to reach an agreement. To date, the Public Sector Companies Commission has never been called upon to settle any disputes relating to Belgacom.

Belgacom believes that its overall relations with trade unions are generally positive. During the last five years there was only one general strike day at Belgacom, as well as a few isolated work interruptions due to local situations, mostly reduced to a fraction of an hour.

In December 2003, the Company and the representative trade unions reached a collective agreement for 2002 to 2005. The agreement contains a set of policy measures, relating to, among other things, added purchasing power, the dismantling of certain disparities between categories of staff in the Group and improving the quality of work.

Pension Benefits

Generally, Belgian companies are not obligated to pay directly the legal pensions to their former employees. Instead, companies must pay a certain percentage of an employee's salary to the state social security system and the employee receives legal pension benefits directly from the social security system. However, state-owned companies such as Belgacom are required to pay directly the legal pension of statutory personnel. Pension Fund I was established in 1995 to fund Belgacom's legal obligations with respect to these statutory employees' retirement benefits. The amount of benefits provided through the fund was determined by law and based on the statutory employees' length of service and compensation.

In addition to the legal pension benefits, Pension Funds II and III were established in 1998 and 2001, respectively, to provide supplemental pension benefits to eligible (statutory and non-statutory) employees pursuant to their employment contracts. Pension Fund II is available to certain categories of the Company's employees (statutory and non-statutory) and of non-statutory employees of Belgacom's subsidiaries (other than Belgacom Mobile) and Pension Fund III is available to all employees of Belgacom Mobile. Pension Funds II and III provide defined benefit pension plans, with benefits based on length of service and compensation.

Pursuant to the Protocol Agreement, as of 31 December 2003, the Belgian State assumed all of the Company's accrued and future legal pension obligations related to the Company's current and former statutory employees and their survivors (previously funded through Pension Fund I). See "Management Discussions and Analysis of Financial Condition and Results of Operations — Transactions Prior to the Offering — Pension Fund Transfer".

DESCRIPTION OF SHARE CAPITAL AND CORPORATE STRUCTURE

General

The Company is a limited liability company under public law, organized under the laws of Belgium. It is governed by general Belgian company law, save to the extent that the 1991 Law, or any other specific law, or regulations adopted pursuant thereto, provide otherwise. Belgacom is registered with the legal entities register under Undertaking Number 0202.239.951.

The Company's registered office is located at Koning Albert II–laan 27, Boulevard du Roi Albert II, 1030 Brussels, Belgium.

This section summarizes the state of Belgacom's share capital, Belgacom's corporate structure, certain material rights of its shareholders under Belgian law, certain provisions of the 1991 Law and Belgacom's Articles of Association, and, where relevant, the Transition Agreement. It is based on Belgacom's Articles of Association as amended by the General Shareholders Meeting of 19 February 2004, effective upon closing of the Offering. The description provided hereafter is only a summary and does not purport to give a complete overview of the Articles of Association, nor of relevant provisions of Belgian law; neither should it be considered as legal advice regarding these matters.

Corporate Purposes

The Company's corporate purposes are:

- to develop services in the field of telecommunications, in Belgium as well as abroad;
- to perform all acts aimed at promoting, directly or indirectly, its activities or at ensuring an optimal use of its infrastructure;
- to acquire participations in existing or yet to be created public or private, Belgian, foreign or international institutions, companies or associations, that may contribute, directly or indirectly, to the achievement of the Company's corporate purpose; and
- to provide radio and television broadcasting services.

Share Capital

The Company's share capital amounts to €1,000,000,000, represented by 400,000,000 fully paid up ordinary shares each representing 1/400,000,000th of the Company's share capital.

On or about the closing of the Offering, the Company will cancel all ordinary shares purchased under the 2003 Ordinary Share Purchase that are not applied to the volume adjustment, if any. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations — 2003 Ordinary Share Purchase". The Company will also purchase ordinary shares under the 2004 Ordinary Share Purchase for an amount equal to up to €1 billion at the Offer Price applicable to institutional investors (provided such number of shares does not exceed 10% of the Company's outstanding ordinary shares), representing 38,761,905 ordinary shares assuming an Offer Price of €24.75, the mid-point of the Price Range.

Each issuance of new shares, convertible bonds or warrants, requires the prior consent of the Belgian State, to be given by Royal Decree deliberated in the Council of Ministers. In addition, no new shares, convertible bonds or warrants may be issued to persons other than public authorities if as a result thereof the direct participation of the public authorities in the share capital at the time of such issue would no longer exceed 50% of the Company's share capital.

Shares may be in registered, bearer or dematerialized form. No implementing legislation to date has, however, been passed to allow shares to take such dematerialized form. Registered shares may, at the expense of the shareholder so requesting, be converted into bearer shares, and vice versa. Shares must be in registered form as long as they are held by a public authority.

Pre-emption Rights

Belgian company law and the Company's Articles of Association give shareholders pre-emption rights to subscribe on a pro-rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash. These pre-emption rights are transferable during the subscription period of the securities to which they relate. They can be exercised during a period determined by the General Shareholders Meeting, with

a legal minimum of 15 days. The General Shareholders Meeting may restrict or withdraw the pre-emption rights, subject to the quorum and voting requirements required for an amendment to the Articles of Association, and subject to special reporting requirements. Shareholders may also authorize the Board of Directors to restrict or disapply the pre-emption rights when issuing securities within the framework of the Company's authorized capital. See "— Changes in Share Capital".

On 19 February 2004, the General Shareholders Meeting authorized the Board of Directors, effective upon closing of the Offering, to restrict or withdraw the shareholders' pre-emption rights in connection with capital increases of up to an aggregate amount of €200,000,000, decided by the Board of Directors within the framework of the authorized capital, including for the benefit of specific persons (whether or not employees of the Company or its subsidiaries) and in connection with capital increases in the event of a public tender offer. The Board's powers of authorized capital are further described under "— Changes in Share Capital".

In the event that the Company issues new shares to shareholders other than the Belgian State or other Belgian public authorities, the 1991 Law provides that part of the issue must first be offered, under the form of non-voting shares, to the employees of the Company and of its subsidiaries. The Royal Decree authorizing the issue must determine the terms and conditions under which these pre-emption rights can be exercised, which may differ from certain general provisions of Belgian company law governing the issue of shares to employees.

Free Transferability

The Company's shares are freely transferable.

The 1991 Law imposes certain transfer restrictions on the Belgian State and other public authorities. The Belgian State may transfer shares issued by the Company to the Belgian State (either in the context of the transformation in 1994 of the Company into a limited liability company under public law or any capital increase) only on the terms and conditions determined by a Royal Decree deliberated in the Council of Ministers, and provided that the direct aggregate shareholding in Belgacom of all public authorities does not fall below 50% of its share capital plus one share as a result of such transfer. In addition, any transfers of the Company's shares by public authorities other than the Belgian State, must be notified to the Company by the public authority concerned. If as a result of any transfer the direct participation of all public authorities (including the Belgian State) in the Company's capital would no longer exceed 50%, such transfer shall be automatically null and void, unless the aggregate participation of the public authorities again exceeds 50% within a period of three months following the transfer, by way of a capital increase.

The Belgian State may sell all or part of its shares in the Company, even below the 50%-plus-one-share threshold, if this occurs in the context of a merger or strategic alliance involving the Company and one or more operators in the telecommunications, information technology and Internet or television and broadcasting sector. The Belgian State may, by a Royal Decree deliberated in the Council of Ministers, change the Company's legal status, including by way of amendment to the 1991 Law or any other law, if required to enable such merger or strategic alliance. While the power to transfer its shares in the Company in the context of a merger or strategic alliance as such, is not limited in time, the authorization to amend the Company's legal status for such purpose is limited in time and was originally set to expire on 30 June 2002, but was subsequently extended until 30 June 2004.

General Shareholders Meeting and Voting Rights

The annual General Shareholders Meeting is held on the second Wednesday of April at 10:00 a.m. (Belgian time), or, if not a business day, on the next business day. In 2004 the annual General Shareholders Meeting was exceptionally held on 19 February 2004. An extraordinary General Shareholders Meeting may be convened, whenever Belgacom's interests so require, by the Board of Directors or by the Board of Auditors and must be convened at the request of shareholders representing at least one-fifth of the Company's share capital.

The notice convening the General Shareholders Meeting must include the agenda indicating the items for discussion, as well as any motions for resolution.

The notice must be published in the Belgian State Gazette at least 15 days before the meeting. In addition, the notice must be published twice, in one national French-language newspaper and one national Dutch-language newspaper, as well as in a local newspaper. There must be at least eight days between both newspaper publications and the second publication must appear at least 15 days before the meeting. The notice must also be mailed to holders of registered securities and to the Company's directors and statutory auditors at least 15 days prior to the meeting.

To attend a meeting, holders of bearer shares must deposit their shares at the registered office of the Company (or at other places indicated in the notice) at the latest three business days before the meeting. Holders of bearer shares held in book-entry form (*i.e.*, in a securities account) may instead deposit at the latest three business days prior to the meeting a certificate attesting the non-availability of the shares until the date of the meeting, issued by an authorized accountholder or clearance institution. Holders of registered shares must at the latest three business days before the date of the meeting be registered in the Company's share register and must at the latest three business days before the date of the meeting have informed the Company of their intention to attend.

Each share is entitled to one vote. The voting rights attached to any shares held by the Company are suspended as long as they are held in the Company's treasury. Shareholders may vote by proxy; however, the proxyholder must not be a shareholder. The Board of Directors may establish rules regarding the form the proxies must take.

There is no attendance quorum at the General Shareholders Meeting, except as provided for by law in relation to decisions regarding certain matters.

Decisions are taken by a simple majority, except where the law provides for a special majority. Matters involving special legal quorum and majority requirements include, among others, amendments to the Articles of Association and issues of new shares, convertible bonds or warrants and decisions regarding mergers and demergers, which require at least 50% of the share capital to be present or represented and the affirmative vote of the holders of at least 75% of the votes cast. If the quorum is not reached, a second meeting may be convened at which no quorum shall apply. The special majority requirements, however, remain applicable.

In addition, as long as the Transition Agreement remains in effect (see "Background to the Offering — The Transition Agreement"), the Belgian State and ADSB will comply with the voting rule requiring both of them to agree on proposed resolutions of the General Shareholders Meeting with respect to the following matters:

- any amendment to the Company's Articles of Association with regard to the transferability of shares, the composition or powers of the Board of Directors or the disposal of earnings and profits;
- any exclusion of preferential subscription rights in respect of newly issued shares, convertible bonds or warrants;
- any liquidation, merger, split up or contribution of all assets and liabilities of the Company;
- any disposal of earnings and profits; and
- the appointment of the statutory auditors to be elected by the General Shareholders Meeting.

Such voting rule that applies between the Belgian State and ADSB is without prejudice to any special legal quorum and majority requirements pursuant to the 1991 Law or the Company's Articles of Association.

In addition, the 1991 Law deviates in certain respects from general Belgian company law regarding the powers of the General Shareholders Meeting. For example, directors are appointed and dismissed in accordance with a special procedure, as set out in "Management and Employees — Board of Directors". Amendments to the Articles of Association are subject to ratification by Royal Decree, issues of new shares, convertible bonds or warrants must be approved in advance by Royal Decree and the Company's corporate purpose is set out in the 1991 Law.

Changes in Share Capital

Under Belgian company law, the Company may increase or decrease its share capital by decision of the Company's General Shareholders Meeting, taken with a majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of the Company is present or represented.

On 19 February 2004, the Company's General Shareholders Meeting authorized, effective upon closing of the Offering, the Company's Board of Directors to increase the Company's share capital, one or several times, with an amount not exceeding €200,000,000. The authorization includes the power to issue convertible bonds and warrants. The consideration may take any form, including contributions in cash or in kind, incorporation of reserves or issue premiums. The authorization to the Board of Directors was granted for a renewable period of five years. When using its power to issue additional capital, the Board of Directors may, by a majority of two-thirds of the votes cast, restrict or withdraw the pre-emption rights of the existing shareholders, which may also be done to the benefit of one or more specific persons, whether or not such persons are employees of the Company or one of its subsidiaries. However, in the case of warrants, such restriction or withdrawal may not be [illegible] other than employees of the Company or one of its subsidiaries.

The Articles of Association have also specifically granted the authority to the Board of Directors to proceed with a capital increase in any form, as well as the power to withdraw or restrict the pre-emption rights of the existing shareholders in that connection, in the event of a public tender offer for the securities of the Company. Absent such specific authorization in the Articles of Association, powers granted to the Board of Directors to increase the capital would be suspended by law as soon as the Company received notice from the Banking, Finance and Insurance Commission of a public tender offer for the securities of the Company. This specific authorization has been granted to the Board of Directors for a renewable period of three years, effective upon closing of the Offering. The powers of authorized capital are limited by law in case of a public tender offer: the issue is capped at ten percent of the shares in existence prior to the capital increase and the issue price may not be lower than the price of the tender offer.

In addition, pursuant to the 1991 Law, all issues of shares, convertible bonds or warrants are subject to prior approval by the Belgian State (by Royal Decree deliberated in the Council of Ministers). No such issues may be made to persons other than public authorities if thereby the direct participation of the public authorities in the share capital at the time of such issue no longer exceeds 50% of the Company's share capital.

Acquisition of Own Shares

Under Belgian company law, the Company may not acquire its own shares without prior shareholder authorization or in other limited circumstances set out in Belgian company law and subject always to a maximum of 10% of the Company's share capital. In principle, the offer by a company to purchase its own shares must be extended to all shareholders unless the shares are purchased on the stock exchange. Within certain limits, the shareholders may in advance grant the Board of Directors authorization to repurchase and/or transfer the Company's shares. The authorizations must be approved by an affirmative vote of the holders of 80% of the votes cast at a General Shareholders Meeting where the shares representing at least 50% of the Company's share capital are present or represented. If the quorum is not reached, a second meeting may be convened at which no quorum shall apply. The voting rights attached to own shares held by the Company are suspended.

General authorizations

The General Shareholders Meeting of 19 February 2004 granted, effective upon the closing of the Offering, the Board of Directors certain general powers regarding the acquisition and subsequent transfer of ordinary shares of the Company.

The Board of Directors has been authorized to approve the acquisition by the Company of its shares, up to a total number of own shares representing 10% of the Company's share capital, at a price not higher than 5% above the highest stock exchange closing price during the period of 30 trading days prior to such acquisition and not lower than 10% below the lowest stock exchange closing price during the same period. This authorization has been granted for a period of 18 months as from the date of the closing of the Offering. It extends to the acquisition of ordinary shares of the Company by its direct subsidiaries.

The Board of Directors has been authorized to approve the transfer of its own shares on the stock exchange. It has also been authorized to transfer own shares outside the stock exchange at a price that cannot be lower than 5% percent below the average stock exchange closing price during the period of 30 trading days before the transaction.

In addition, the Company's Articles of Association specifically authorize the Board of Directors to approve the acquisition and transfer of and to transfer the Company's own shares, without prior authorization of the General Shareholders Meeting, if needed to avoid imminent grave harm to the Company. The powers applicable in the case of imminent grave harm have been granted for a period of three years from the date of the closing of the Offering. These powers may be renewed by resolution of the General Shareholders Meeting where a quorum of 50% of the Company's share capital is required to be present or represented and a majority of 80% of the votes cast is required.

All resolutions of the Board of Directors to acquire or transfer shares of the Company require a majority of two thirds of the votes cast by the members present or represented.

Authorizations in connection with the 2004 Ordinary Share Purchase

The General Shareholders Meeting of 19 February 2004 authorized the Board of Directors to approve the acquisition of a number of own shares under the 2004 Ordinary Share Purchase. See "Background to the Offering — 2004 Ordinary Share Purchase".

The ordinary shares acquired under the 2004 Ordinary Share Purchase may be transferred by the Board of Directors, *e.g.* in the framework of employee incentive plans or as consideration for acquisitions currency. Such transfers are subject to the terms and conditions set out above under "— Acquisition of Own Shares — General Authorizations". The Board of Directors has also been authorized to cancel the ordinary shares acquired under the 2004 Ordinary Share Purchase as it deems appropriate in the best interest of the Company.

However, a portion of the ordinary shares acquired in the 2004 Ordinary Share Purchase will be used for the implementation of the DSPP and the LTIP, and may be transferred in connection therewith under the terms and conditions governing such plans. See "Management and Employees — Compensation of Directors and Executive Officers — Incentive Programs" and "Underwriting — Employee Offering".

Dividends

The Shares offered under the Offering carry the rights to participate in dividends declared in respect of the fiscal year ending 31 December 2004 and future years. In general, the Company may pay dividends only with the approval of the General Shareholders Meeting, although the Board of Directors may declare interim dividends without shareholder approval. Moreover, under Belgian company law and the Company's Articles of Association, the Company must allocate at least 5% of its annual net profits under its statutory non-consolidated accounts to a legal reserve until the reserve equals 10% of the Company's share capital. The Company's legal reserve currently meets that requirement. See "Dividends and Dividend Policy".

Under the 1991 Law, 5% of the Company's annual profits before corporate taxes under its statutory non-consolidated accounts is to be distributed to its management and employees. This provision has been derogated from in relation to the Company's annual profits in the year 2003, but will apply to the fiscal year 2004 and following (unless derogated from through the adoption of a law).

The General Shareholders Meeting votes on the allocation of the balance of the net profits upon a proposal by the Board of Directors.

The right to collect dividends on ordinary shares expires five years after the distribution date. Belgacom may freely decide to pay out such dividends after such date. If, with respect to bearer ordinary shares, Belgacom decides to invoke the expiration of the five-year term, the amounts not distributed must be made unavailable in accordance with the provisions of Belgian law and ultimately will accrue to the Belgian State.

Dissolution and Liquidation

The Company may only be dissolved by or by virtue of a Law approved by the Belgian Parliament. This Law must set out the procedure, as well as the terms and conditions for the liquidation of the Company. It will determine how any assets remaining after the liquidation are to be distributed.

Bankruptcy and Limitations on Enforcement

Pursuant to the 1991 Law, Belgacom is not subject to Belgian bankruptcy laws and therefore cannot be declared bankrupt or be subject to the appointment of a trustee in bankruptcy for the liquidation and distribution of its assets. Belgacom's properties and assets, which are entirely or partially used in, or designated for the performance of, public service tasks may not be subject to any enforcement measures by creditors.

Exchange Controls and Other Provisions Relating to Non-Belgian Shareholders

There are no Belgian exchange control restrictions on investments in, or payments on, the Shares. There are no special restrictions in the Articles of Association or Belgian law that limit the right of shareholders who are not citizens or residents of Belgian to hold or vote Shares.

Disclosure of Shareholder Interests

Belgian law, in conjunction with the Company's Articles of Association, imposes disclosure requirements on any individual or entity acquiring or transferring voting securities or securities which give a right to voting securities, as soon as, following such acquisition or transfer, the total number of voting rights directly or indirectly held by such individual or entity, alone or in concert with others increases above or falls below thresholds of 3% and

5% or any multiple of 3% or 5% of the total number of voting rights attaching to the Company's securities. A shareholder whose shareholding increases above or falls below any of these thresholds must each time disclose this fact to the Belgian Banking, Finance and Insurance Commission and Belgacom. The documents underlying the transaction concerned must be submitted to the Belgian Banking, Finance and Insurance Commission. When a shareholder's holding reaches 20%, the notification must indicate the strategy that the shareholder is pursuing in making the acquisition as well as the number of securities acquired during the previous 12 months and the method of acquisition. These disclosure requirements apply as of the first day of trading.

The Company is required to make public any notifications received on the next business day, and must mention these notifications in the notes to its annual accounts. Euronext Brussels will publish details of the notifications. Violation of the disclosure requirements may result in the suspension of voting rights, a court order to sell the Shares to a third party and criminal liability.

Takeover Bids and Change of Control

Public takeover bids for outstanding voting securities issued by the Company (including any securities giving right to subscription for, acquisition of or conversion into such securities) are subject to the supervision of the Belgian Banking, Finance and Insurance Commission and may not commence prior to the approval by the Belgian Banking, Finance and Insurance Commission of an offer prospectus. If the takeover bid results in the acquisition of 90% or more of the voting securities, the takeover bid must be reopened to allow any remaining shareholders to sell their securities at the bid price.

A person intending to acquire, alone or in concert with others, a joint or exclusive controlling interest in Belgacom must notify the Belgian Banking, Finance and Insurance Commission at least five banking days before the acquisition. The acquisition of a controlling interest is currently defined as an acquisition of voting securities or rights to acquire voting securities giving the purchaser the legal or *de facto* ability to decisively influence the appointment of a majority of the members of the Company's Board of Directors or the orientation of the Company's policy.

If the acquirer of a controlling interest pays a premium over the market value of the securities, it must make a public takeover bid or issue a standing order ("*engagement de maintien de cours*" / "*koershandhaving*") for all of Belgacom's remaining voting securities (or rights to acquire voting securities). The consideration offered to the remaining security holders must equal the highest price paid to the seller or sellers of the controlling interest during the preceding 12 months.

Certificates Issued in Exchange for Shares

Under Belgian company law, third parties holding or acquiring Belgacom's shares may issue certificates, with or without the cooperation of the Company, which give the holders of such certificates the right to receive the dividends or other proceeds paid in relation to such shares. The issuer of such certificates retains ownership over the shares and exercises all rights attaching thereto, including the voting rights.

Government Commissioner

The Company is subject to the administrative supervision of the Belgian Minister responsible for public-sector enterprises, who exercises such control through a Government Commissioner. In addition, the Government Commissioner reports to the Minister of the Budget on all decisions of the Company having an impact on the Belgian State's budget. The role of the Government Commissioner is to ensure compliance with the requirements of Belgian law, the Articles of Association and the Management Contract between the Company and the Belgian State. In particular, the Government Commissioner must ensure that the Company's policies do not prejudice its public service obligations. See "Regulation".

The Government Commissioner is entitled to attend all meetings of the Company's Board of Directors and Management Committee. He is entitled to examine all books, correspondence, minutes and documents and may request further information and/or explanations from the President and Chief Executive Officer, the directors or other officers and employees of Belgacom. If the Government Commissioner considers that any decision of the Board of Directors, the President and Chief Executive Officer or the Management Committee is contrary to Belgian law, the Articles of Association or the Management Contract, he may, within four clear days, lodge an appeal against such decision with the Belgian Minister responsible for public-sector enterprises. The Minister has

eight days in which to review the appeal during which time the implementation of the decision concerned is suspended. If the Minister decides to uphold the appeal he may annul such decision. In addition, if the matter has an impact on the Belgian State's Budget, the Belgian Minister responsible for public-sector enterprises must obtain the approval of the Minister of the Budget. When this approval is not obtained, both Ministers have a period of 30 days in which to agree.

The Belgian Minister responsible for public-sector enterprises and the Government Commissioner may also call a meeting of the Company's Board of Directors or Management Committee to deliberate on any items determined by them if compliance with requirements of Belgian law, the Articles of Association and the Management Contract so require.

The current Government Commissioner is Mr. Roger De Borger.

Appointment and Removal of the Board of Auditors

The 1991 Law provides for a Board of Auditors, consisting of four statutory auditors. Two auditors are appointed among its members by the Court of Auditors, which is the Belgian State institution responsible for the verification of public accounts (*Rekenhof / Cour des Comptes*). The remaining two auditors are appointed by the General Shareholders Meeting by a simple majority vote. Auditors are appointed for renewable terms of six years and may, prior to the expiration of their term of office, only be removed for lawful cause. In addition, the appointment of the two auditors designated by the General Shareholders Meeting must be put to the Company's Joint Committee, which includes representatives of Belgacom's employees. The compensation of the auditors is determined by the shareholders at the Company's General Shareholders Meeting.

Conflicts of Interest

Intra-group Transactions

Article 524 of the Belgian Companies' Code provides for a special procedure when the Company's decisions or transactions concern relationships between the Company on the one hand, and affiliated companies of the Company on the other, with the exception of relationships between the Company and its subsidiaries. The procedure must also be followed for decisions or transactions that concern relationships between the Company's subsidiaries, and affiliated companies of the subsidiaries concerned. Such procedure does not apply to the relationship between the Company and the Belgian State. Prior to such a decision or transaction, a committee of three independent directors, assisted by one or more independent experts, must give an assessment thereof, identifying advantages and disadvantages for the Company and its shareholders, its financial impact, and determining whether or not the decision or transaction is manifestly detrimental in light of the Company's policies. The committee's assessment must be submitted in writing to the Board of Auditors as well as to the Board of Directors, which then decide in the light of the committee's recommendation. The committee's conclusions must be published, together with the excerpt of the minutes of the Board of Directors' conclusions and the opinion of the Board of Auditors, in the Company's annual report. This special procedure is not required for decisions and transactions entered into in the ordinary course of business at usual market conditions or for decisions and transactions in value not exceeding 1% of the Company's consolidated net assets.

The requirements of Article 524 of the Belgian Companies' Code relating to the independence of directors can be summarized as follows:

- an independent director may not have held a position as director or as member of the management committee, or a higher management position in the Company or in an affiliate, during a two-year period preceding the appointment;
- an independent director may not own shares representing 10% or more of the share capital of the Company or of a particular class of shares. If he/she owns less than 10%: (a) such shares, together with other Belgacom shares held by companies controlled by the director concerned may not equal or exceed 10%; or (b) he/she may not have contracted regarding the disposal of such shares or exercise of the rights attached thereto;
- an independent director may not have a close family member, meaning a spouse or partner or relative up to the second degree, holding a key position or a financial interest as described above; and
- an independent director may not maintain any relationship with a company which would jeopardize his/ her independent judgment.

Directors' Conflicts of Interest

Article 523 of the Belgian Companies Code provides for a special procedure if a director of the Company directly or indirectly has a personal financial interest that conflicts with a decision or transaction which falls within the Board of Directors' powers. The director concerned must inform the other directors thereof before any Board decision is taken. The Board of Auditors must also be notified. The director may not participate in the deliberation nor vote on the conflicting decision or transaction. The minutes of the meeting of the Board of Directors must set out the financial impact of the matter on the Company, and justify the decision taken. An excerpt of the minutes concerned must be published in the Company's annual report. The auditor's report to the annual accounts must contain a description of the financial impact on the Company of each of the Board's decisions in matters where a directors' conflict arise.

Liability of Directors

Under Belgian law, directors may be liable to a company for damages in case of improper performance of their duties, or for their negligence. They may be jointly and severally liable for damages to the company and to third parties for infringement of the Articles of Association or of the Belgian Companies' Code. In certain circumstances, directors may also incur additional specific liabilities and criminal liability. Members of the Board of Directors and certain executive officers of Belgacom are insured under an insurance policy against damages resulting from their conduct when acting in the capacities as such.

Disclosure of Information

As a Belgian listed company, the Company will be required to publish certain financial information in the form of a press release within three months after the end of each fiscal year end and of each six-month interim period. The Company must also disclose immediately, among other information, all significant new facts which occur in its field of activity, are not publicly known and, because of their impact on the Company's assets, financial position or its business generally, could materially affect the market price of the Company's securities. Belgian law contains specific rules intended to prevent insider trading and price manipulation. The regulations of Euronext Brussels also contain specific rules to prevent market manipulation.

MARKET INFORMATION

Prior to the Offering, there has been no public market for the Compan ordinary shares. The Company has applied for admission to list all of its ordinary shares on the First Market · Euronext Brussels. The Company expects that trading in its ordinary shares will commence on or about 22 March 2004.

General

In 2000, the stock exchanges of Amsterdam, Brussels and Paris were combined into Euronext, the first pan-European stock exchange whose holding company, Euronext N.V., is a limited liability company under Dutch law. Subsequently, in 2002, the stock exchange of Lisbon and the London International Financial Futures and Options Exchange ("LIFFE") joined Euronext.

Access to Euronext is provided by Euronext Brussels, Euronext Amsterdam, Euronext Lisbon or Euronext Paris. Each market-operator is a subsidiary of Euronext N.V. Current market-operators include Euronext Brussels SA/NV, Euronext Amsterdam N.V., Euronext Lisbon S.A. and Euronext Paris SA, and, with respect to derivative trade, LIFFE. The choice of entry point determines the regulatory system that will be applicable to an issuer. The Company will be listed on Euronext Brussels and will therefore be subject to Belgian securities regulations and authorities.

Euronext Brussels has several market sections, including the First Market, the Second Market, the New Market, the Public Debt Instruments Compartment and the Trading Facility. The Company expects that its ordinary shares will be listed on the First Market, which is the market for large companies with a market capitalization of at least €15 million and a free float of 25%. A lower percentage of free float may be allowed, but may not be lower than 10%, with a value of at least €5 million.

The trading system of Euronext is order driven. Depending on the liquidity of their stock, issuers are placed either in the "continuous segment" or "fixing segment". Provided that liquidity is deemed sufficient, an issuer is listed in the "continuous segment", in which securities may be traded at any time during trading hours and trading prices are quoted in real time. In the "fixing segment", trades are limited to 30-minute "auctions" organized twice a day. The Company has applied for the shares to be listed on the continuous segment where a trading day starts at 9:00 a.m. and ends at 5:40 p.m., Belgian time.

Each trading day, Euronext Brussels publishes a "price list" in respect of transactions carried out on the Euronext Brussels markets. The price list includes the following information for each security:

- the opening price, the highest price, the lowest price and the closing price in respect of transactions executed through the order book;
- the daily trading volume, including block trades in the relevant securities; and
- the highest price, the lowest price and the daily trading volume of block trades in respect of each security.

As of 31 December 2003, 146 Belgian and 105 foreign stocks were listed on Euronext Brussels.

The trading volume on Euronext Brussels was €37,871,631,541.80 in 2003, with a daily average of €148,516,202.12. More than 98% of this trading took place on the continuous segment of the market. At 31 December 2003, total market capitalization on Euronext Brussels was €137,592,521,304.92.

Indexes

Euronext Brussels calculates and disseminates an index of blue chip shares, the BEL20 index. Issuers whose shares are included in the BEL20 index are selected according to their free float, trading volume and liquidity. The BEL20 index is recalculated automatically, in real time, whenever the trading price of any of the included securities changes. The Company expects to fulfill all criteria for inclusion into the BEL20 index and to become part of the index.

In addition to the Belgian national blue chip index, there are also pan-European blue chip indexes. The Euronext 100 is composed of the top 100 blue chip shares traded on the markets constituting Euronext. The Next 150 consists of the next 150 blue chip shares following the selection of the Euronext 100 index.

Members

Euronext Brussels members are mostly credit institutions and investment firms which are authorized to execute buy and sell orders on Euronext Brussels. Depending on the type of authorization, they trade for their own account (as dealers) and/or for the account of third parties (as brokers). Euronext Brussels members must either be a clearing member or enter into an agreement with a clearing member. Clearing members are companies with clearing and settlement authorization.

Surveillance and Supervision

The market regulator in Belgium is the Banking, Finance and Insurance Commission. The surveillance unit of the Banking, Finance and Insurance Commission closely monitors and supervises all trading operations and is authorized to temporarily suspend trading in securities. In addition, the Commission has supervisory powers with respect to the publication of information by listed companies and the application of take-over regulations. The Banking, Finance and Insurance Commission also supervises the financial intermediaries (such as credit institutions and investment firms), and investment advisors.

Brokerage Fees and Transactions Costs

Euronext Brussels members charge negotiable brokerage fees for transactions on the market. Financial intermediaries which are not members of Euronext Brussels may charge additional brokerage fees.

On each sale or purchase of existing shares on Euronext Brussels by a Belgian resident, a stock market tax of 0.17% of the purchase price is levied, with a maximum of €250 per transaction, per party. For an offering of newly issued shares the tax rate is 0.35%, with a maximum of €250 per transaction, per party. Professional intermediaries (such as banks), insurance companies, pension funds, collective investment institutions and Belgian non-residents acting for their own account are exempt from this tax. For more information on taxes in Belgium, see "Taxation in Belgium".

Settlement and Clearing

Transactions in listed securities are settled through a system of delivery against payment. This system settles transactions through electronic book-entry changes in the accounts of its participants. It thereby ensures that sellers receive cash when delivering securities and that buyers receive corresponding securities when paying, and eliminates the need for physical movement of securities. Settlement takes place three business days following the transaction (T+3). Clearing procedures are executed by Clearnet SA, a subsidiary of Euronext N.V.

TAXATION IN BELGIUM

The following is a summary of the Belgian federal income tax consequences of the ownership of Shares by an investor that purchases such Shares in connection with this Offering.

This summary does not purport to address all material tax consequences of the ownership of Shares, and does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules, or the tax laws of any country other than Belgium. In particular, the summary deals only with investors that hold, or will hold, the Shares as capital assets and does not address the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, the Shares as a position in a straddle, share-repurchase transaction, conversion transaction, synthetic security or other integrated financial transaction.

The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date hereof, all of which are subject to change, including changes that could have retroactive effect.

Investors should consult their own advisers regarding the tax consequences of an investment in the Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

For purpose of this discussion, a Belgian resident is an individual subject to the Belgian personal income tax (*i.e.*, an individual who is domiciled in Belgium or has the seat of his wealth in Belgium or a person assimilated to a resident), a corporation subject to the Belgian corporate income tax (*i.e.*, a corporate entity that has its statutory seat, its main establishment, its administrative seat or seat of management in Belgium) or a legal entity subject to the Belgian income tax on legal entities (*i.e.*, a legal entity other than a corporation subject to the Belgian corporate income tax, that has its statutory seat, its main establishment, its administrative seat or seat of management in Belgium). A Belgian non-resident is a person that is not a Belgian resident.

Belgian Residents

Dividends

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on or attributed to the Shares. Dividends subject to the dividend withholding tax include all benefits from Shares in whatever form as well as repayments of statutory capital, except repayments of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes paid-in capital and paid-in share premiums if treated in the same way as capital by the bylaws of the company. As of the date of this Offering Memorandum, the statutory capital of Belgacom will not include any amount qualifying as fiscal capital and accordingly any repayment of its statutory capital is subject to the dividend withholding tax.

Amounts distributed by a corporation for the redemption of its own shares in excess of the portion of paid-in fiscal capital represented by the redeemed shares are in principle subject to a withholding tax of 10%, unless such redemption is carried out on a stock exchange and subject to certain conditions. Amounts distributed by a corporation over and above the paid-in fiscal capital as a result of its liquidation are in principle subject to a withholding tax of 10%.

Individuals

For Belgian resident individuals who acquire and hold the Shares as a private investment, payment of this withholding tax fully discharges individual income tax liability. They may nevertheless elect to report the dividends in their personal income tax return. Where the beneficiary opts to declare them, dividends will normally be taxed at a separate income tax rate, equal to the dividend withholding tax rate (25%) or the applicable progressive individual income tax rate taking into account the taxpayer's other declared income, whichever is lower. If the beneficiary reports the dividend, the amount of federal income tax payable is increased by the local surtax. In addition, if the dividends are reported, the withholding tax retained at source may be offset and reimbursed to the extent that it exceeds the tax actually payable, provided that the dividend distribution does not reduce the value of or result in a reduction in value of or a capital loss on the Shares. This condition is not applicable if the individual can demonstrate that he has held the full legal ownership of the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed (*attribués*).

For Belgian resident individual investors who acquire the Shares for professional purposes, the withholding tax does not fully discharge their income tax liability. Dividends received must be reported by the beneficiary

and will be taxed at the resident individual income tax rate. Withholding tax retained at source may in principle be offset against individual income tax and is reimbursable to the extent that it exceeds the actual tax payable, subject to two conditions: (i) the taxpayer must fully own the Shares at the time the dividends are made available for payment or attributed (*mis en paiement ou attribués*) and (ii) the dividend distribution must not reduce the value of or result in a reduction in value of or a capital loss on the Shares. Condition (ii) is not applicable if the individual investor can demonstrate that he has held the full legal ownership of the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed (*attribués*).

Corporations

For Belgian resident corporations, the withholding tax does not fully discharge the corporate income tax liability. Gross dividends received must be declared and will be taxed at the resident corporate income tax rate. If withholding tax is deducted at source, it may in principle be offset against corporate income tax and is reimbursable to the extent that it exceeds the actual tax payable, subject again to two conditions: (i) the taxpayer must fully own the Shares at the time the dividends are made available for payment or attributed (*mis en paiement ou attribués*) and (ii) the dividend distribution must not reduce the value of the Shares or give rise to a reduction in value of or a capital loss on the Shares. Condition (ii) is not applicable (a) if the resident corporation can demonstrate that it has held the full legal ownership of the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed (*attribués*) or (b) if, during the said period, the Shares never belonged to a taxpayer other than a resident corporation or a non-resident corporation which has, in an uninterrupted manner, invested the Shares in a Belgian establishment. No withholding tax will be due provided the Belgian resident corporation owns or has owned at the time of the distribution of the dividend at least 25% of the Shares of Belgacom for an uninterrupted period of at least one year. To benefit from the exemption, the qualifying shareholder must sign a certificate as to its status as a Belgian resident corporation and as to it having held a 25% or more interest for an uninterrupted period of at least one year. This certificate must then be forwarded to Belgacom or the paying agent. A Belgian resident corporation that holds an interest in Belgacom of 25% or more but that has not held it for one year at the time the dividend is attributed (*attribués*), may benefit from the exemption if it signs a certificate such as that described above but giving the date from which it has held its 25% or more interest. In the certificate the shareholder must also undertake to continue to hold the interest until the one-year period has expired and to notify Belgacom immediately if the one-year period has expired or if its shareholding falls below 25%. Belgacom will hold the withholding tax until the end of the one-year holding period and then pay it to the shareholder or the Belgian tax authorities, as appropriate.

Belgian resident corporate taxpayers may deduct up to 95% of gross dividends received from their taxable profits (other than from certain disallowed expenses), if, at the date the dividends are made available for payment or attributed (*mis en paiement ou attribués*), (i) they held at least 10% of the capital of Belgacom or a participation with an acquisition value of at least €1,200,000, (ii) with full legal ownership of the Shares, (iii) the Shares qualified as fixed financial assets under Belgian GAAP and (iv) they held or will hold the Shares for an uninterrupted period of at least one year. Condition (i) does not apply to dividends received by Belgian credit institutions, insurance companies and stock exchange companies. Conditions (i), (ii), (iii) and (iv) do not apply to dividends received by Belgian qualifying collective investment companies.

The 95% dividend received deduction is however subject to the conditions of taxation of the income distributed, provided under article 203 of the Belgian Income Tax Code. The exemption depends on a factual determination made upon each distribution and thus may be subject to change.

Legal Entities

For taxpayers subject to the Belgian income tax on legal entities, the withholding tax normally constitutes final taxation.

Capital Gains and Losses

Individuals

Individual Belgian residents holding the Shares as a private investment are not subject to Belgian capital gains tax on the disposal of the Shares and losses are not deductible.

Individual Belgian residents may, however, be subject to a 33% tax if the capital gain is deemed to be speculative or if the capital gain is otherwise realized outside the scope of the normal management of one's own private estate, or to a 16.5% tax if, during the five years before the transfer of the Shares, the shareholder, or

(provided that the Shares were not acquired for consideration) his/her legal predecessor, has held an important shareholding in Belgacom (*i.e.*, a shareholding of more than 25%, together with the Shares held by his/her spouse and some relatives), and the Shares are transferred directly or indirectly to a non-resident corporate entity (or an assimilated body), a foreign state (or one of its political subdivisions or local collectivities) or a non-resident legal entity. These taxes are subject to a local surcharge. Losses on speculative transactions on Shares or on transactions outside the scope of the normal management are deductible from the income from similar transactions.

Individual Belgian residents who hold the Shares for professional purposes are taxable at the ordinary progressive income tax rates for business income on any capital gains realized on the disposal of the Shares, save for Shares held for more than five years, which are taxed at a separate rate of 16.5%. Reductions in value and losses on Shares realized by individual Belgian residents who hold the Shares for professional purposes are deductible from business income.

Corporations

Belgian resident corporations are normally not subject to Belgian capital gains taxation on the disposal of Shares, provided the conditions for the 95% dividend received deduction would be applicable on the distributed dividends. However, the conditions pertaining to the size, full legal ownership, accounting characterization and holding period of the participation for the dividend received deduction are not applicable. A different tax treatment applies in the case of a sale of Shares, outside of the "central stock market" of Euronext Brussels within the meaning of the Belgian Income Tax Code (such notion is usually considered as meaning the Central Order Book of Euronext Brussels) or of another recognized stock exchange, directly to Belgacom.

Reductions in value and losses on Shares realized by resident corporations are in general not deductible.

Legal Entities

Belgian resident legal entities subject to the income tax on legal entities are normally not subject to the Belgian capital gains taxation on the disposal of Shares, but they may be subject to the 16.5% tax described above (see "— Individuals") if they hold or have held an important participation (more than 25%).

Reductions in value and losses on Shares are not deductible.

Stamp Tax on Securities Transactions

A stock market tax is levied on the purchase and the sale, and on any other acquisition and transfer for consideration in Belgium, of existing Shares through a professional intermediary. The usual tax rate is 0.17% of the purchase price, with a maximum of €250 per transaction, per party. The tax is levied on the delivery through a professional intermediary to the subscriber of newly issued Shares at the rate of 0.35% of the purchase price, with a maximum of €250 per transaction, per party. Investors that purchase Shares from persons that have subscribed for Shares in their own name and for their own account are subject to the usual 0.17% tax rate.

No stock market tax is payable by:

- professional intermediaries described in Article 2 of the Law of 6 April 1995 acting for their own account;
- insurance companies described in Article 2, §1 of the Law of 9 July 1975 acting for their own account;
- pension funds described in Article 2, §3, 6th of the Law of 9 July 1975 acting for their own account; or
- collective investment institutions described in the Law of 4 December 1990 acting for their own account.

Tax on the Physical Delivery of Bearer Shares

There is a tax on the physical delivery of bearer Shares acquired by way of subscription or on the secondary market for consideration through a professional intermediary in Belgium. The tax payable is currently 0.6% of the subscription or purchase price.

A tax is also due upon the physical delivery of bearer Shares in Belgium pursuant to the withdrawal of Shares from "open custody" or as a result of the conversion of registered Shares in bearer Shares. The tax payable is currently 0.6% of the sales value of the Shares, as estimated by the custodian or, for listed Shares, the last price quotation prior to the date of withdrawal or conversion.

Estate and Gift Tax

An estate tax is levied on the stock exchange market price of Shares transferred as part of a Belgian resident's estate. The stock price to be taken into consideration is based on official lists published by the Belgian Government, in the Belgian Official Gazette (*Moniteur belge/Belgisch Staatsblad*), on a monthly basis.

Gifts of Shares in Belgium are subject to gift tax, unless the gift is made by way of a purely physical delivery of bearer Shares or otherwise without written evidence of the gift being submitted to the Belgian tax administration. However, estate taxes on donated Shares are avoided only if a person can demonstrate that the gift occurred more than three years preceding the death of the grantor.

Belgian Non-residents

Dividends

Withholding Tax

As a general rule, a withholding tax of 25% is levied on the gross amount of dividends paid on or attributed to the Shares. Dividends subject to the dividend withholding tax include all benefits from Shares in whatever form as well as repayments of statutory capital, except repayments of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes paid-in capital and paid-in share premiums, if treated in the same way as capital by the bylaws of the Company. As of the date of this Offering Memorandum, the statutory capital of Belgacom will not include any amount qualifying as fiscal capital and accordingly any repayment of its statutory capital is subject to the dividend withholding tax. Amounts distributed by a corporation for the redemption of its own shares in excess of the portion of the paid-in fiscal capital represented by the redeemed shares are in principle subject to a withholding tax of 10%, unless such redemption is carried out on a stock exchange and subject to certain conditions. Amounts distributed by a corporation over and above the paid-in fiscal capital as a result of its liquidation are in principle subject to a withholding tax of 10%.

For non-resident individuals and corporations, the withholding tax will be the only tax on dividends in Belgium, unless the non-resident holds the Shares in connection with a business conducted in Belgium through a fixed Belgian base or a Belgian (permanent) establishment. If the Shares were held by a non-resident in connection with a business in Belgium, the beneficiary must report any dividends received, which will be taxed at the non-resident individual or corporate income tax rate. Withholding tax retained at source may, in principle, be offset against non-resident individual or corporate income tax and is reimbursable to the extent that it exceeds the actual tax payable, subject to the condition that the dividend distribution must not reduce the value of or result in a reduction in value of or a capital loss on the Shares. This condition is not applicable if (a) the non-resident individual or the non-resident corporation can demonstrate that he/it has held the full legal ownership of the Shares for an uninterrupted period of 12 months preceding the date upon which the dividends are attributed (*attribués*) or (b) with regard to non-resident corporations only, if, during the said period, the Shares never belonged to a taxpayer other than a resident corporation or a non-resident corporation which has, in an uninterrupted manner, invested the Shares in a Belgian establishment. With regard to non-resident individual investors who acquire the Shares for professional purposes or non-resident corporations, the following condition must also be met in order for the withholding tax to be offset against non-resident individual or corporate income tax: the taxpayer must fully own the Shares at the time the dividends are made available for payment or attributed (*mis en paiement ou attribués*). Non-resident corporate taxpayers may deduct up to 95% of gross dividends from their taxable profits (other than from certain disallowed expenses) if, at the date dividends are made available for payment or attributed (*mis en paiement ou attribués*), (i) they held at least 10% of the capital of Belgacom or a participation with an acquisition value of at least €1,200,000, (ii) with full legal ownership of the Shares, (iii) the Shares qualified as fixed financial assets under Belgian GAAP and (iv) they held or will hold the Shares for an uninterrupted period of at least one year.

The 95% dividend received deduction is, however, subject to the conditions of taxation of the income distributed provided under article 203 of the Belgian Income Tax Code. The dividend received deduction depends on a factual determination and upon each distribution and thus may be subject to change.

Exemptions from and Reductions of Withholding Tax

Under Belgian tax law, the withholding tax is not due on dividends paid to a non-resident organization that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence, provided that it is not contractually obligated to redistribute the dividends to any beneficial owner of

such dividends for whom it would manage the Shares. The exemption will only apply if the organization signs a certificate confirming that it is the full legal owner or usufruct holder of the Shares and that it is a non-resident that is not engaged in any business or other profit making activity and is exempt from income taxes in its country of residence. The organization must then forward that certificate to Belgacom or the paying agent.

Moreover, in accordance with European Union law, European Union resident companies that qualify under the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EEC) are exempt from withholding tax if they own at least a 25% interest in Belgacom for an uninterrupted period of at least one year. To benefit from the exemption, the qualifying shareholder must sign a certificate as to its status as a European-Union resident company within the meaning of the EU Parent-Subsidiary Directive of 23 July 1990 (90/435/EEC) and as to it having held a 25% or more interest for an uninterrupted period of at least one year. This certificate must then be forwarded to Belgacom or the paying agent. A shareholder that holds an interest in Belgacom of 25% or more but that has not held it for one year at the time the dividends are attributed (*attribués*), may benefit from the exemption if it signs a certificate such as that described above but giving the date from which it has held its 25% or more interest. In the certificate the shareholder must also undertake to continue to hold the interest until the one-year period has expired and to notify Belgacom immediately if the one-year period has expired or if its shareholding falls below 25%. Belgacom will hold the withholding tax until the end of the one-year holding period and then pay it to the shareholder or the Belgian tax authorities, as appropriate.

Belgium has concluded tax treaties with more than 60 countries, reducing the dividend withholding tax rate to 15%, 10%, or 5% for residents of those countries, depending on conditions among others related to the importance of the shareholding and certain identification formalities.

US Holders

There is a reduced withholding tax rate of 15% on dividends paid by Belgacom to a person that meets the definition of "US Holder" and is entitled to claim benefits with regard to Belgian-source dividends under the Convention between the United States of America and the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Belgian-US Tax Treaty"), and who does not have a permanent establishment or fixed base in Belgium to which the Shares are attributable. If the taxpayer is a corporate entity that holds directly at least 10% of the voting stock, a reduced rate of 5% is applicable. In this section and the section entitled "Certain US Federal Income Tax Considerations", a "US Holder" is any beneficial owner of Shares that is:

- a citizen or resident of the United States;
- a corporation organized under the laws of the United States or any State of the United States;
- an estate the income of which is subject to United States federal income tax without regard to its source; or
- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Procedure in Order to Claim the Benefit of the Respective Tax Treaties

The US Holders who are entitled to a reduced withholding tax under the Belgian-US Tax Treaty must follow the following procedure in order to obtain the benefit of this treaty. The same procedure must be followed by other non-resident investors who are entitled to claim benefits under a tax treaty between Belgium and the country of residence of such shareholder.

Under the normal procedure, Belgacom or the paying agent must withhold the full Belgian withholding tax, and the treaty beneficiary may make a claim for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div.-Aut.) may be obtained from the *Bureau Central de Taxation/Bruxelles-Etranger*, 10 Place Jean Jacobs, B-1000 Brussels. The treaty beneficiary must complete the form in duplicate and send it to the tax authorities competent in his state of residence with a request to return one copy to him or her appropriately stamped. The treaty beneficiary may then obtain reimbursement from the *Bureau Central de Taxation*, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. In principle, the treaty beneficiary must file the request for reimbursement with the *Bureau Central de Taxation* within three years from the end of the year in which the dividend was declared payable.

Treaty beneficiaries holding a significant holding of bearer Shares or holding Shares in registered form may be able to obtain an immediate reduction of the withholding tax at source if they deliver the claim form and the relevant coupons from bearer Shares no later than ten days after the date on which the dividend becomes payable. To benefit from this reduced rate, the qualifying treaty beneficiary should complete and forward a Form 276 Div-Aut., properly stamped by the tax authorities competent in his or her state of residence, to Belgacom or the paying agent, confirming that the requirements for the reduction are satisfied. Belgacom or the paying agent will review and complete the form and file it together with the withholding tax return, with the relevant Belgian tax administration.

Prospective holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital Gains and Losses

Capital gains realized on Shares by a non-resident individual that does not hold the Shares in connection with a business conducted in Belgium through a fixed base or a Belgian (permanent) establishment, are not subject to taxation and losses are not deductible.

However, if the gain is deemed to be speculative or is realized outside the scope of normal management of the holder's assets, the gain will be taxable at the rate of 33%, and if, during the five years before the transfer of the Shares, the shareholder, or (provided that the Shares were not acquired for consideration) his/her legal predecessor, has held, directly or indirectly, a shareholding of more than 25% in Belgacom (including Shares held by his/her spouse and certain relatives), and the Shares are transferred directly or indirectly to a non-resident corporate entity (or an assimilated body), a foreign State (or one of its political subdivisions or local collectivities) or a non-resident legal entity, the gain will be taxable at the rate of 16.5% (the tax rates are to be increased with a local surcharge). Losses on speculative transactions on Shares or on transactions outside the scope of normal management of the holder's assets are deductible from the income from similar transactions. Belgium has concluded tax treaties with more than 60 countries which generally provide for a full exemption from Belgian capital gain taxation on such gains realized by residents of those countries.

A separate tax treatment applies to non-resident individuals in the case of a sale of Shares outside of the "central stock market" of Euronext Brussels within the meaning of the Belgian Income Tax Code (such notion is usually considered as meaning the Central Order Book of Euronext Brussels) or another recognized stock exchange, directly to Belgacom.

Under the Belgian-US Tax Treaty, any gains realized by Belgian non-resident individuals who are entitled to claim the benefit of that treaty are only taxable in Belgium, if the shareholder is present in Belgium during one or more periods totaling 183 or more days during the taxable period.

Capital gains will be taxed at the ordinary progressive income tax rates and losses will be deductible, if those gains or losses are realized on Shares by a non-resident individual that holds the Shares in connection with a business conducted in Belgium through a fixed base or a Belgian (permanent) establishment. In such case, reductions in value and losses on Shares are deductible.

Capital gains realized by a non-resident corporation that holds the Shares in connection with a business conducted in Belgium through a Belgian (permanent) establishment are normally not subject to Belgian capital gains taxation on the disposal of Shares, provided the conditions for the 95% dividend received deduction would be applicable on any distributed dividends. However, the conditions pertaining to the size, full legal ownership, accounting characterization and holding period of the participation for the dividend received deduction are not applicable. A different tax treatment applies in the case of a sale of Shares, outside of the "central stock market" of Euronext Brussels within the meaning of the Belgian Income Tax Code (such notion is usually considered as meaning the Central Order Book of Euronext Brussels) or of another recognized stock exchange, directly to Belgacom itself. Reductions in value and losses on Shares realized by a non-resident corporation are in general not deductible.

Stamp Tax on Securities Transactions

A stock market tax is normally levied on the purchase and the sale, and on any other acquisition and transfer for consideration in Belgium, of existing Shares through a professional intermediary. The usual tax rate is 0.17%, with a maximum of €250 per transaction, per party. The tax is levied on the delivery through a professional intermediary to the subscriber of newly issued Shares at the rate of 0.35%, with a maximum of €250 per

transaction, per party. Investors that purchase Shares from persons that have subscribed for the Shares in their own name and for their own account are subject to the usual 0.17% tax rate.

Belgian non-residents who act for their own account through an intermediary may be exempted from the stock market tax in Belgium if they deliver an affidavit to the intermediary in Belgium confirming their non-resident status.

There is also an exemption (without need of such affidavit) for:

- professional intermediaries described in Article 2 of the Law of 6 April 1995 acting for their own account;
- insurance companies described in Article 2, §1 of the Law of 9 July 1975 acting for their own account;
- pension funds described in Article 2, §3, 6th of the Law of 9 July 1975 acting for their own account; or
- collective investment institutions described in the Law of 4 December 1990 acting for their own account.

Tax on the Physical Delivery of Bearer Shares

There is a tax on the physical delivery of bearer Shares acquired by way of subscription or on the secondary market for consideration through a professional intermediary in Belgium. The tax payable is currently 0.6% of the subscription or purchase price.

A tax is also due upon the physical delivery of bearer Shares in Belgium pursuant to the withdrawal of Shares from "open custody" or as a result of the conversion of registered Shares in bearer Shares. The tax payable is currently 0.6% of the sales value of the Shares, as estimated by the custodian or, for listed Shares, the last price quotation prior to the date of withdrawal or conversion.

Estate and Gift Tax

There is no Belgian estate tax on the transfer of Shares on the death of a Belgian non-resident.

Gifts of Shares in Belgium are subject to gift tax, unless the gift is made by way of a purely physical delivery of bearer Shares or otherwise without written evidence of the gift being submitted to the Belgian tax administration.

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain US federal income tax consequences of the ownership of ordinary shares of the Company by an investor that purchases such ordinary shares in connection with this offering and holds the shares as capital assets. This summary does not purport to address all material tax consequences of the ownership of shares, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, investors liable for alternative minimum tax, individual retirement accounts and other tax-deferred accounts, investors that actually or constructively own 10% or more of the voting stock of Belgacom, United States investors that are not entitled to the benefits of the dividend clause of the Belgian-US Tax Treaty, investors that hold shares as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special rules.

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, as well as on the Belgian-US Tax Treaty, as defined above under "Taxation in Belgium — Belgian Non-residents — US Holders", all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

For purposes of this discussion, a "US Holder" is as defined above under "Taxation in Belgium — Belgian Non-residents — US Holders".

The summary assumes that Belgacom is not a passive foreign investment company (a "PFIC") for US federal income tax purposes, which Belgacom believes to be the case. Belgacom's possible status as a PFIC must be determined annually and therefore may be subject to change. If Belgacom were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The discussion does not address any aspects of United States taxation other than federal income taxation. Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local and other tax consequences of owning and disposing of shares.

Dividends

General. Distributions paid by Belgacom out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any Belgian withholding tax paid by Belgacom with respect thereto, will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Shares and thereafter as capital gain.

Under recently enacted tax legislation, for taxable years that begin after 31 December 2002 and on or before 31 December 2008, dividends paid by Belgacom will be taxable to a non-corporate US Holder at the special reduced rate normally applicable to capital gains, provided Belgacom qualifies for the benefits of the Belgian-US Tax Treaty. A US Holder will be eligible for this reduced rate only if it has held the Shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. On 19 February 2004, the US Internal Revenue Service announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to 1 January 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A US Holder will not be able to claim the reduced rate for any year in which Belgacom is treated as a PFIC.

Foreign Currency Dividends. Dividends paid in euro will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the euro are converted into US dollars at that time. If dividends received in euro are converted into US dollars on the day they are received, the US Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Effect of Belgian Withholding Taxes. As discussed in "Taxation in Belgium — Belgian Non-residents — US Holders", under current law payments of dividends by Belgacom to foreign investors are subject to a 25% Belgian withholding tax. The rate of withholding tax applicable to US Holders that are eligible for benefits under the Belgian-US Tax Treaty is reduced to a maximum of 15%. For US federal income tax purposes, US Holders will be treated as having received the amount of Belgian taxes withheld by Belgacom, and as then having paid over the withheld taxes to the Belgian taxing authorities. As a result of this rule, the amount of dividend income

included in gross income for US federal income tax purposes by a US Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US Holder from Belgacom with respect to the payment.

A US Holder will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for Belgian income taxes withheld by Belgacom. US Holders that are eligible for benefits under the Belgian-US Tax Treaty will not be entitled to a foreign tax credit for the amount of any Belgian taxes withheld in excess of the 15% maximum rate, and with respect to which the holder can obtain a refund from the Belgian taxing authorities. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to US federal income tax allocable to that income. Dividends paid by Belgacom generally will constitute foreign source income in the "passive income" basket or, in the case of certain holders, the "financial services income" basket. In certain circumstances, a US Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on a dividend if the US Holder (i) has not held the Shares for at least 16 days in the 30-day period beginning 15 days before the ex dividend date, or (ii) holds the Shares in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial.

US Holders that are accrual basis taxpayers must translate Belgian taxes into US dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all US Holders must translate taxable dividend income into US dollars at the spot rate on the date received. This difference in exchange rates may reduce the US dollar value of the credits for Belgian taxes relative to the US Holder's US federal income tax liability attributable to a dividend.

Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of Belgian taxes. See "Taxation in Belgium — Belgian Non-residents — Procedure in Order to Claim the Benefit of the Respective Tax Treaties" above, for the procedures for obtaining a tax refund.

Sale or Other Disposition

Upon a sale or other disposition of shares a US Holder will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder's adjusted tax basis (determined in US dollars) in such shares. Generally, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the US Holder's holding period for such shares exceeds one year. Any such gain or loss will generally be from United States sources for foreign tax credit limitation purposes, except that losses will be treated as foreign source to the extent the US Holder received dividends that were includable in the financial services income basket during the 24-month period prior to the sale. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under "— Dividends — General", and exceeds 10% of the US Holder's basis in its Shares. For a non-corporate US Holder, the maximum long-term capital gains rate for taxable years that end on or after 6 May 2003 and begin no later than 31 December 2008 is 15%.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds of sale or other disposition with respect to shares, by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Reportable Transactions

Recently issued US Treasury regulations require a US taxpayer that participates in a "reportable transaction" to disclose this participation to the IRS. The scope and application of these rules is not entirely clear. In the event the acquisition, holding or disposition of Shares constitutes participation in a "reportable transaction" for purposes of these rules, a US Holder may be required to disclose its investment by filing Form 8886 with the IRS. In addition, Belgacom and its advisers may be required to maintain a list of US Holders, and to furnish this list and certain other information to the IRS upon written request. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to the acquisition, holding or disposition of Shares.

UNDERWRITING

The Offering consists of a public offering of Shares to retail investors in Belgium and an offering of Shares to institutional investors in Belgium and internationally, including to qualified institutional buyers in the United States in reliance upon Rule 144A. Goldman Sachs International, Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited, UBS Limited, Dexia and KBC Securities SA/NV are Joint Global Coordinators and representatives of the Underwriters. Goldman Sachs International, Lehman Brothers International (Europe), Morgan Stanley & Co. International Limited and UBS Limited are Joint Bookrunners.

Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") among the Company, the Selling Shareholder, Dexia, KBC and Ameritech Corporation, an affiliate of SBC, TDC, Singapore Telecom Mobile Pte Ltd, an affiliate of SingTel, and the Underwriters, the Selling Shareholder has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Selling Shareholder, the number of Shares listed opposite the names of the Underwriters below.

Underwriters	Number of Shares
Goldman Sachs International	
Lehman Brothers International (Europe)	
Morgan Stanley & Co. International Limited	
UBS Limited	
Dexia Bank SA/NV	
KBC Securities SA/NV	
Fortis Bank SA/NV	
ING Belgium	
Petercam SA/NV	
Total	

The Underwriters have agreed to restrictions on where and to whom they and any dealer purchasing from them may offer and sell Shares as part of the distribution of the Shares. Each of the Underwriters may offer and sell Shares to institutional investors in Belgium and internationally. Only the Belgian Lead Managers and Belgian Co-Lead Managers, along with the Belgian Selling Agents, are offering and selling Shares in the retail offering in Belgium. Certain of the Underwriters through their respective selling agents, Goldman, Sachs & Co., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC, propose to resell Shares in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Any offer or sale of Shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the US Securities Exchange Act of 1934 (the "Exchange Act"). The underwriters' discount is expected to be different for sales to retail investors and institutional investors. The Offer Price may be different for retail and institutional investors if the price for institutional investors is set above the maximum price in the Price Range. The maximum price for retail investors will not exceed the Price Range.

No less than 15% of the Shares (excluding the ordinary shares in relation to which the Underwriters have been granted the Over-allotment Option) will be offered to retail investors in Belgium. However, the Joint Bookrunners, in consultation with ADSB, may increase the proportion of ordinary shares offered to retail investors if applications received from them substantially exceed 15% of the Shares.

If an Underwriter defaults, the Underwriting Agreement provides that in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

In the Underwriting Agreement, each of the Company, the Selling Shareholder, Dexia, KBC, Ameritech Corporation, TDC and Singapore Telecom Mobile Pte Ltd have made certain representations and warranties and agreed to indemnify the several Underwriters against certain liabilities, including liability under the Securities Act. If these indemnities are unenforceable, each of the Company, the Selling Shareholder, Dexia and KBC have agreed to contribute to any payments that the Underwriters are required to make in respect of the liabilities against which the Company, the Selling Shareholder, Dexia and KBC agree to indemnify them.

The Underwriters are offering the Shares, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers' certificates and legal opinions.

The Underwriting Agreement provides that, upon the occurrence of certain events, such as the suspension of trading on the First Market of Euronext Brussels or a material adverse change in Belgacom's financial condition or business affairs or in the financial markets, and on certain other conditions, the Underwriters, upon the decision of any two Joint Bookrunners, after consultation with ADSB, have the right, collectively but not individually, to withdraw from the Offering before delivery of the Shares.

The Underwriters reserve the right to withdraw, cancel or modify orders from institutional investors in whole or in part. If the Underwriters determine, or have reason to believe, that a single investor has submitted several orders, through one or more Underwriters, the Underwriters may reduce or disregard any or all such orders. In addition, the Underwriters may reduce or disregard any unusually large subscription if they believe that it could disrupt the secondary market.

The following table sets forth the Offer Price, Underwriters' discount and proceeds before expenses to ADSB and, if the Over-allotment Option is exercised in full, to Dexia and KBC in their capacity as selling shareholders pursuant to the Over-allotment Option. The information assumes either no exercise or full exercise by the Underwriters of the Over-allotment Option.

	Per Share		Without Over-Allotment Option	With Over-Allotment Option	
	Retail Offering	Institutional Offering	To ADSB	To ADSB	To Dexia and KBC(1)
Offer Price					
Underwriters' discount					
Proceeds, before expenses					

(1) € to Dexia and € to KBC.

The Underwriters' discount does not include a discretionary incentive fee of up to % of the aggregate gross proceeds of the Offering (including any proceeds in connection with the Over-allotment Option), which ADSB may in its discretion, on the basis of overall execution of the Offering and not on the aftermarket performance of the Shares, award to any or all of the Underwriters, including the Joint Bookrunners, in connection with the Offering.

The estimated expenses of Belgacom in relation to the Offering are expected to be reimbursed by amounts to be paid by the Selling Shareholder to the Company as referred to under "Use of Proceeds".

Over-allotment Option

Each of ADSB, Dexia and KBC has granted an Over-allotment Option to the Underwriters pursuant to which the Underwriters have the option to purchase additional Shares in an amount representing up to 10% of the number of Shares sold in the Offering at the Offer Price per Share for institutional investors less the Underwriters' discount applicable to the institutional offering. The Underwriters may exercise the Over-allotment Option, in whole or in part, at anytime in the period up to 30 days after the commencement of trading in the Shares. If the Underwriters exercise this Option, each Underwriter will be severally obligated, subject to the conditions contained in the Underwriting Agreement, to purchase a number of additional Shares proportionate to that Underwriter's initial amount reflected in the table above, and each of ADSB, Dexia and KBC will be obligated to sell a number of additional Shares proportionate to the total additional Shares over which each such selling shareholder has granted the Over-allotment Option as set forth in the first sentence of this paragraph.

No Sales of Similar Securities

The Belgian State, the Company, the Selling Shareholder, Dexia and KBC have agreed that, other than pursuant to the Underwriting Agreement or any stock lending arrangements entered into with the representatives of the Underwriters in connection with the Offering, they will not, during the period ending 180 days from the commencement of trading of the ordinary shares on the First Market of Euronext Brussels: (i) offer, sell, contract to sell or otherwise dispose of, except as provided under the Underwriting Agreement, any securities of the Company that are substantially similar to the Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, ordinary shares of the Company or any such substantially similar securities (other than the Company pursuant to either the Employee Offering or any employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the Underwriting Agreement) or (ii) purchase or sell any option or other

guaranty or enter into any swap, hedge or other arrangement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of ordinary shares of the Company, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, except with the prior written consent of the Joint Bookrunners.

Price Stabilization and Short Positions

In connection with the Offering, the Underwriters through Goldman Sachs International or its affiliates or agents may engage in transactions on the First Market of Euronext Brussels, in the over-the-counter market or otherwise, that stabilize or maintain the market price of the ordinary shares at levels that might not otherwise exist. Such stabilization, if commenced, may be discontinued at any time without prior notice.

If the Underwriters through Goldman Sachs International create a short position in the ordinary shares in connection with the international offering, for example if they sell more Shares than the Selling Shareholder offers under the Offering Memorandum, they may reduce that short position by purchasing ordinary shares in the open market. The Underwriters through Goldman Sachs International may also elect to reduce any short position by exercising all or part of the Over-allotment Option.

Purchases of ordinary shares to stabilize the trading price or to reduce a short position may cause the price of the ordinary shares to be higher than it might be in the absence of such purchases.

None of the Company, ADSB, Dexia, KBC or any of the Underwriters makes any representation or prediction as to the direction or the magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, none of the Company, ADSB, Dexia, KBC or any of the Underwriters makes any representation that Goldman Sachs International will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the Underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Belgian State, its government agencies and subdivisions, Belgacom and ADSB and its shareholders, SBC, TDC and SingTel and the Belgian Financial Partners. They have received customary fees and commissions for these transactions and services.

Fortis, ING Belgium and KBC, or entities affiliated with these Underwriters, are also lenders under the syndicated loan facility that the Company entered into on 25 February 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital Resources". Maurice Lippens and Philippe Van de Vyvere, who have been proposed as candidates for appointment to the Company's Board of Directors, are, respectively, co-chairman of Fortis and non-executive director of ING Belgium. See "Management and Employees — Board of Directors — Post-Offering Board of Directors".

Dexia and KBC, an affiliate of KBC Securities SA/NV, are indirect shareholders in the Company and also may be selling shareholders pursuant to the Over-allotment Option, and as a result will receive a portion of the net proceeds of the Offering if the Over-allotment Option is exercised. See "Relationship with Principal and Selling Shareholders and Related-Party Transactions".

Morgan Stanley & Co. Limited acted as financial advisor to the Belgian State in connection with the Protocol Agreement and is acting as financial advisor to the Belgian State in connection with the Offering.

Petercam SA/NV is acting as financial advisor to the Company in connection with the Offering.

Goldman Sachs International and Lehman Brothers International (Europe) acted as financial advisor to ADSB in connection with the Protocol Agreement.

Retail Offering

For a description of the retail offering, see "Information on the Public Offering in Belgium".

Listing of Shares

Application has been made for the listing of all of the ordinary shares of the Company on the First Market of Euronext Brussels under the symbol "BELG", including Shares purchased upon exercise of the Over-allotment Option and ordinary shares sold under the DSPP. The Company expects trading to commence on or about 22 March 2004.

The ordinary shares will be first listed and traded on a when-delivered basis, which means that trading of the Shares will commence prior to closing of the Offering, which is expected to occur on or about 25 March 2004, the third business day following the date on which trading is expected to commence (T+3). Investors that wish to enter into transactions in ordinary shares of the Company prior to the closing date of the Offering, whether such transactions are effected on the First Market of Euronext Brussels or otherwise, should be aware that the closing of the Offering may not take place on 25 March 2004 or at all if certain conditions or events referred to in the Underwriting Agreement are not satisfied or waived or do not occur on or prior to such date. Such conditions include the receipt of officers' certificates and legal opinions and such events include the suspension of trading on the First Market of Euronext Brussels or a material adverse change in Belgacom's financial condition or business affairs or in the financial markets. Euronext Brussels has indicated that it will annul all transactions effected on the First Market of Euronext Brussels if the Shares offered hereby are not delivered on the closing date of the Offering.

No Public Offering Outside Belgium

No action has been or will be taken in any jurisdiction (except in Belgium) that would permit a public offering of the Shares, or the possession, circulation or distribution of this Offering Memorandum or any other material relating to Belgacom or the Shares in any jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this Offering Memorandum nor any other offering material or advertisements in connection with the Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the Shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the Offer Price.

Selling Restrictions

United States

The Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to qualified institutional buyers in reliance on Rule 144A. Each Underwriter will agree that it will not offer or sell the Shares as part of its distribution at any time within the United States except to qualified institutional buyers in reliance on Rule 144A. Terms used in this paragraph shall have the meanings given to them in Regulation S under the Securities Act. Transfers of the shares will be restricted and each purchaser will be deemed to have made acknowledgments, representations and agreements, as described under "Transfer Restrictions".

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

United Kingdom

The Shares may not be offered or sold and, prior to the date six months after the closing date, will not be offered or sold to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended).

Each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA received by it in connection with the issue or sale of any Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company.

Each Underwriter has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

France

Neither this Offering Memorandum nor any other offering material relating to the Shares has been submitted to the clearance procedures of the *Autorité des marchés financiers* in France. The Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Offering Memorandum nor any other offering material relating to the Shares has been or will be (i) released, issued, distributed or caused to be released, issued or distributed to the public in France or (ii) used in connection with any offer for subscription or sale of the Shares to the public in France. Such offers, sales and distributions will be made in France only to qualified investors (*investisseurs qualifiés*) and/or to a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in and in accordance with Article L.411-2 of the French Code *monétaire et financier* and French Decree no. 98-880 dated 1 October 1998. Such Shares may be resold only in compliance with Articles L.411-1, L.411-2 and L. 412-1 of the *French Code monétaire et financier*. Where an issue of Shares is implemented as an exception to the rules relating to an *appel public à l'épargne* in France (public offer rules) by way of an offer to a restricted circle of over 100 investors, such investors must provide certification as to their personal, professional or familial relationship with a member of the management of the Company. Investors in France and persons who come into possession of offering materials are required to inform themselves about and observe any such restrictions.

Japan

The Shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

The Netherlands

Shares may not be offered or sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this Offering Memorandum nor any other document in respect of the Offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities that include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in a conduct of a business or profession.

Spain

The offer of Shares has not been registered with the *Comisión Nacional del Mercado de Valores* in Spain. Accordingly, no Shares will be offered or sold in Spain nor may this Offering Memorandum or any other offer material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, Royal Decree 291/1992 on Issues and Public Offers of Securities, both as amended, and any regulation issued thereunder.

Employee Offering

In connection with the Offering, the Company intends to implement the DSPP. Under the DSPP, ordinary shares will be offered to eligible employees and officers of the Group at the time of the Offering, at a price that represents a discount of 16.66% to the Offer Price applicable to retail investors, in an aggregate amount of up to €62.2 million. Such ordinary shares offered under the DSPP will be ordinary shares that the Company will acquire as a result of the 2004 Ordinary Share Purchase. See "Background to the Offering". Ordinary shares purchased under the DSPP will be subject to transfer restrictions for a period of two years with respect to employees and two and half years with respect to certain officers of the Group.

The offer under the DSPP will not form part of the Offering. Subsequent tranches of ordinary shares may be offered by the Company on an annual or exceptional basis.

INFORMATION ON THE PUBLIC OFFERING IN BELGIUM

Size and Nature of the Offering

The Offering comprises a public offering in Belgium and an offering to Belgian and international institutional investors.

ADSB intends to offer up to all of the 187,619,040 ordinary shares it holds in the Company at the date of this Offering Memorandum (increased by any ordinary shares returned to it by the Company under the volume adjustment relating to the 2003 Ordinary Share Purchase) less (i) the ordinary shares that will be purchased by the Company pursuant to the 2004 Ordinary Share Purchase on or about the closing of the Offering, (ii) the 2,500,000 shares to be transferred to Sofina and (iii) the ordinary shares that will be subject to the Over-allotment Option (which includes 7,500,000 ordinary shares to be transferred by ADSB to Dexia and KBC). See "Background to the Offering — 2003 Ordinary Share Purchase" and "— 2004 Ordinary Share Purchase" and "Relationship with Principal and Selling Shareholders and Related-Party Transactions".

The Selling Shareholder reserves the right to withdraw the Offering or reduce the number of Shares offered at any time prior to the allocation of the Shares, if, in its view, the quality of demand from institutional investors within the applicable price range for the Offering is not sufficient or if required in order to comply with mandatory legal requirements. Any withdrawal of the Offering or reduction in the number of Shares offered in the Offering will be published in the Belgian financial press.

No less than 15% of the Shares offered in the Offering (excluding the ordinary shares as part of the Over-allotment Option granted to the Underwriters) will be offered to retail investors in Belgium. The proportion of ordinary shares offered to retail investors may be increased if applications received from them substantially exceed 15% of the Shares offered in the Offering. For the purpose of the Offering, retail investors are considered to include (i) individual persons in Belgium and (ii) legal entities in Belgium applying for Shares for an amount up to €250,000.

Offer Price

The Offer Price will be determined on the basis of a book-building process in which only institutional investors will participate. See "Underwriting".

The Price Range will be determined by the Selling Shareholder following recommendations from the Joint Bookrunners taking into account market conditions and factors such as:

- a qualitative assessment of demand for the Shares;
- Belgacom's financial information;
- the history of, and the prospects for, Belgacom and the industry in which it competes;
- an assessment of Belgacom's management, its past and present operations and the prospects for, and timing of, its future revenues;
- the present state of its development; and
- the above factors in relation to other companies engaged in activities similar to Belgacom's.

The Offer Price is expected to be published in the Belgian financial press on or about 22 March 2004.

Retail investors will purchase Shares at the Offer Price and will be legally bound to purchase the number of Shares indicated in their share application form at the Offer Price. The Offer Price applicable to retail investors in Belgium will in no event exceed the upper-end of the Price Range.

The Price Range may be amended in the case of a reduction of the lower end of the Price Range at any time prior to the date of allocation of the Shares. A publication of such amendment will be made in the Belgian financial press (together with any related revision of the expected dates of pricing, allocation and closing). Retail investors will be bound to purchase the Shares indicated in their share application at the Offer Price, even if the Offer Price is below the lower end of the original Price Range, unless they have cancelled or amended their application within two business days following the publication of the revised Price Range (the day of publication included, provided it is a business day).

Retail Offering Period

The period during which retail investors may submit a share application form (the "Retail Offering Period") will begin on 8 March 2004 and end at 4.00 p.m. on 19 March 2004.

Application Procedure

Retail investors wishing to purchase Shares may submit a share application form, free of charge, at the counters of the branches of Dexia and of the affiliates and branches of KBC (the "Belgian Lead Managers"), the counters of Fortis Bank and ING Belgium (the "Belgian Co-Lead Managers") or at the counters of Bank Degroof, CBC Banque or Petercam (the "Belgian Selling Agents").

Applications may also be submitted through any other financial intermediary in Belgium. Investors should inquire about the costs that such financial intermediaries may charge and will be solely responsible for any such costs.

Share application forms must be received by the Belgian Lead Managers, the Belgian Co-Lead Managers or the Belgian Selling Agents before 4.00 p.m. Brussels time on the last day of the Retail Offering Period.

If the Joint Global Coordinators determine, or have reason to believe, that a single investor has submitted multiple applications, through one or more Belgian Lead Managers, Belgian Co-Lead Managers or Belgian Selling Agents, they may disregard such applications.

Allocation

The exact number of Shares allocated to retail investors will be determined after the end of the Retail Offering Period.

In the event that the Offering is oversubscribed, the allocation among applications from retail investors will be made on the basis of objective allocation criteria. Such criteria will include, among others, preferential treatment of applications received from retail investors before 6.00 p.m. on 12 March 2004 and may include preferential treatment of applications submitted by retail investors at the counters of the Belgian Lead Managers, the Belgian Co-Lead Managers or the Belgian Selling Agents.

The result of the Offering, the number of Shares allocated to retail investors and the allocation methodology applied in case of over-subscription will be published in the financial press in Belgium, together with the Offer Price, on or about 22 March 2004.

Payment and Taxes

The Offer Price of the allocated Shares must be paid in full in euro.

The Offer Price of the allocated Shares, together with (i) any applicable stock exchange tax, (ii) any applicable tax on the physical delivery of bearer securities and (iii) any applicable costs, must be paid by investors in cash upon remittance of their share application form or, alternatively, by authorizing their financial institution to debit their bank account for value on or about 25 March 2004, with such amount. For further information about applicable taxes and costs, see "— Application Procedure", "— Form and Delivery of the Shares" and "Taxation in Belgium".

Form and Delivery of the Shares

The Shares are ordinary shares of the Company and entitle the holder to any dividends declared in respect of the fiscal year ending 31 December 2004 and future years.

The Shares are bearer securities and will initially be represented by one or more global certificates deposited with the *Caisse Interprofessionnelle de dépôts et virements de titres / Interprofessionele effectendeposito- en girokas* (the "CIK").

Investors should indicate on their share application form whether they wish to receive the Shares (i) in book-entry form or (ii) in the form of physical bearer shares.

If delivery in book-entry form is requested, interests in the Shares will be credited on or about 25 March 2004 to the securities account of the retail investors through the facilities of the CIK.

If physical delivery of Shares is requested, the relevant Shares will remain represented by global bearer certificates, and only book-entry delivery and book-entry settlement will be possible, until the physical delivery (which is expected within three months from the commencement of trading of the ordinary shares of the Company on Euronext Brussels). The shareholders requesting such delivery will bear the taxes and costs related thereto and consisting of, among others, a tax of 0.6% on the physical delivery of bearer securities and the cost for physical delivery by the financial institution. The latter cost amounts to between €10 and €20 per delivery requested at the counters of the Belgian Lead Managers, Co-Lead Managers and Selling Agents. Investors should inquire about the costs that may be charged by other financial institutions.

Shareholders may at any time ask the Company for their bearer shares to be converted into registered shares, or vice versa, at the cost of the shareholder.

Listing

Application has been made for admission to listing of all of the Company's ordinary shares on the First Market of Euronext Brussels. Commencement of trading is expected to occur on or about 22 March 2004. The closing date of the Offering, which is the date on which Shares will be delivered to, against payment by, the investors, is expected to occur on 25 March 2004, the third business day following the date on which trading is expected to commence (T+3). See "Underwriting".

Investors who wish to effect transactions in the Shares prior to the closing date of the Offering, whether such transactions are effected on the First Market of Euronext Brussels or otherwise, should be aware that the delivery of the Shares offered hereby may not take place on 25 March 2004 or at all if certain conditions, such as delivery of opinions and officers' certificates, or events referred to in the underwriting agreement relating to the Offering are not satisfied or waived, or occur on or prior to such date. Such events include the suspension of trading on the First Market of Euronext Brussels or a material adverse change in Belgacom's financial condition or business affairs or in the financial markets. See "Underwriting". Euronext Brussels has indicated that it will annul all transactions in the Shares effected on the First Market of Euronext Brussels if the Shares offered hereby are not delivered on the closing date of the Offering.

Paying Agents

Fortis Bank, ING Belgium, KBC and Petercam are the Belgian paying agents for the Shares (whose services *include the payment of dividends and the deposit of shares with a view to attending General Shareholders* Meetings). These paying agents will not charge the holders of the Shares for the provision of such services. Investors should inform themselves about the amounts that other financial intermediaries may charge in connection with paying agency services.

TRANSFER RESTRICTIONS

The Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States.

The Shares are being offered and sold outside of the United States in reliance on Regulation S under the Securities Act ("Regulation S"). The Underwriting Agreement provides that the Underwriters may directly or though their respective US broker-dealer affiliates arrange for the offer and resale of the Shares within the United States only to qualified institutional buyers in reliance on Rule 144.

In addition, until 40 days after the commencement of the Offering, any offer or sale of the Shares that is made within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the Securities Act if made otherwise than in accordance with Rule 144A.

Each purchaser of the Shares within the United States pursuant to Rule 144A will be deemed to have represented, agreed and acknowledged that it has received a copy of the Offering Memorandum and that:

(1) the Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on transfer;

(2) the purchaser (i) is a qualified institutional buyer within the meaning of Rule 144A ("QIB"), (ii) is aware, and each beneficial owner of the Shares has been advised, that the sale to it is being made in reliance on Rule 144A and (iii) is acquiring such Shares for its own account or for the account of a QIB;

(3) the purchaser is aware that the Shares are being offered in the United States in reliance on Rule 144A in a transaction not involving any public offering in the United States within the meaning of the Securities Act;

(4) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Shares, such Shares may be offered, sold, pledged or otherwise transferred only (i) to a person whom the beneficial owner and/or any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction in accordance with Regulation S, (iii) in accordance with Rule 144 under the Securities Act (if available but in respect of which no representation is made), or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States or any other jurisdiction;

(5) it understands that such Shares (to the extent they are in certificated form), unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

    THIS SHARE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS SHARE;

(6) the Company, the Registrar, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements of or by the Purchaser. If it is acquiring any Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account; and

(7) Any offer, sale, pledge or other transfer of the Shares or made otherwise than in compliance with the above-stated restrictions shall not be recognized by the Company.

Prospective purchasers are hereby notified that sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

VALIDITY OF SECURITIES

The validity of the Shares will be passed upon by Eubelius and by Linklaters, the Company's Belgian counsel, and by Clifford Chance LLP, Belgian counsel for the Underwriters. The Company is also being represented by Linklaters, its US counsel. The Underwriters are also being represented by Sullivan & Cromwell LLP, their US counsel. ADSB is represented by Skadden, Arps, Slate, Meagher and Flom (UK) LLP, its US counsel, and Keuleneer, Storme, Vanneste, Van Varenbergh, Verhelst, its Belgian Counsel.

INDEPENDENT AUDITORS

The audited consolidated financial statements of Belgacom as of and for each of the years in the three-year period ended 31 December 2003, appearing in this Offering Memorandum have been audited by Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A., independent auditors, as set forth in their report thereon appearing elsewhere herein. See "Management and Employees — Board of Auditors".

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a limited liability company under public law (*société anonyme de droit public/naamloze vennootschap van publiek recht*) incorporated under the laws of Belgium.

Pursuant to Article 8 of the 1991 Law, the Company is not subject to Belgian bankruptcy laws and therefore cannot be declared bankrupt or be subject to the appointment of a trustee in bankruptcy for the liquidation and distribution of its assets. In addition, the Company can only be dissolved and liquidated pursuant to an act of the Belgian Parliament. The Company's properties and assets, which are entirely or partially used in, or designated for the performance of, public service tasks may not be subject to any enforcement measures by creditors.

Most of the Company's directors and executive officers live outside the United States. All or a substantial portion of its assets and of the assets of these individuals are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these individuals or Belgacom or to enforce against them judgments obtained in the United States based on the civil liability provisions of the US securities laws. There is doubt as to the enforceability in Belgium of original actions or in actions for enforcement of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States.

AVAILABLE INFORMATION

In accordance with Belgian law, the Company's non-consolidated and consolidated accounts, including the reports of the directors and the auditors of the Company contained therein, are available from the Belgian National Bank and its Articles of Association from the Clerk of the Brussels Commercial Court. The Company also makes these documents available at its head office located at Koning Albert II - laan 27, Boulevard du Roi Albert II, 1030 Brussels, Belgium. The Belgian Company Code requires the Company to make its non-consolidated and consolidated annual accounts, annual report and auditors' report available to its shareholders at its registered office located at Koning Albert II - laan 27, Boulevard du Roi Albert II, 1030 Brussels, Belgium 15 days before the Annual General Meeting. In addition, the Company must send these documents to registered shareholders at the same time as the notice convening the meeting as well as forthwith to any shareholder that, at the latest seven days before the meeting, has fulfilled the formalities to be admitted to the meeting. Investors may obtain future Belgacom non-consolidated and consolidated interim and annual reports at Belgacom's head offices. Any interested party may, upon written request, obtain a copy of these items without charge. The Company intends to develop an investor relations program for institutional as well as private investors.

The Company has agreed that, for so long as any Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted shares or to any prospective purchaser of such restricted shares designated by such holder or beneficial owner, upon the request of such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

The Company is not currently subject to the periodic reporting and other informational requirements of the Exchange Act.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Belgacom's consolidated financial statements have been prepared in accordance with IFRS. There are some significant differences between IFRS and US GAAP. The effects of such differences between IFRS and US GAAP on Belgacom's results of operations or shareholders' equity have not been quantified.

The following section summarizes significant differences between IFRS and US GAAP with respect to the determination of Belgacom's shareholders' equity as of 31 December 2001, 2002 and 2003 and its results of operations for each of the three years ended 31 December 2001, 2002 and 2003. This summary does not address disclosure, classification or presentation differences.

Potential investors should consult their own professional advisors for an understanding of the differences between IFRS and US GAAP and how these differences might affect the financial information herein.

No attempt has been made to identify future differences between IFRS and US GAAP as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate IFRS and US GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify future differences between IFRS and US GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

US GAAP requires capitalization of interest as part of the historical cost of acquiring certain assets. Assets qualifying for interest capitalization generally are those that require a period of time to get them ready for their intended use. Interest cost eligible for capitalization is limited to amounts incurred on borrowings and other obligations. IFRS allows an option to capitalize or non capitalize interests. Under IFRS, the amount of borrowing costs capitalised during a period should not exceed the amount of borrowing costs incurred during that period. The Company opted not to capitalize interest under IFRS.

Starting 1 January 2003, US GAAP requires accounting for asset retirement obligations being legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. IFRS requires accounting for such retirements when a legal or constructive obligation exists. The IFRS requirement has been applied since 1 January 2001.

Prior to FIN 46, US GAAP accounted for transfers of financial assets or liabilities based on the requirements of FAS 140. A transfer was deemed a sale when the transferor surrendered control, as defined in prescriptive rules, over those financial assets and in exchange received consideration other than beneficial interests in the transferred assets. Under IFRS, a transfer of assets and liabilities that is deemed a sale is further governed by an interpretation regarding consolidation of special purpose entities. Such a special purpose entity should be consolidated when the substance of the relationship between an enterprise and the special purpose entity indicates that the special purpose entity is controlled by that enterprise. Subsequent to FIN 46, US GAAP considers consolidation of transfers of assets and liabilities to a special purpose entity (or variable interest entity) based a primary beneficiary analysis whereby the entity that absorbs the majority of the expected losses or residuals returns of a special purpose entity (or variable interest entity) is required to consolidate the variable interest entity.

US GAAP requires the gain on a sale and lease back transaction that is classified as an operating lease to be deferred. IFRS on the other hand, requires immediate profit recognition, defined as the difference between carrying value and fair value, for a sale and lease back transaction classified as an operating lease if the sale transaction is established at fair value. Furthermore, if the sale price is above fair value, IFRS requires that the excess over fair value be deferred and amortized over the period for which the asset is expected to be used.

US GAAP has an optional treatment for sick pay benefits that accumulate but do not vest. Under IFRS, sick pay benefits are considered a legal or constructive obligation and require accounting in so far that the amounts are estimable.

US GAAP requires fair value accounting for available for sale securities provided the sales price is readily determinable. A security has a readily determinable sales price if bid-and-ask quotations are available on a regulated securities exchange or over-the-counter market. Under IFRS, evidence for fair price can be determined through other means such as prices of recent transactions. Similarly, US GAAP does not permit measuring a derivative on a non-quoted company. Under IFRS the company must measure the intrinsic value of an option in a non-quoted company.

US GAAP does not permit gain recognition on dilution when such a dilution is achieved through a non-monetary exchange without significant cash component. IFRS does not have such restrictive requirements and permits gain recognition in such circumstances.

Under first time adoption rules of IFRS, companies can opt not to restate their opening balance for business acquisitions prior to the first time adoption date. Under US GAAP, no such exemption exists. As a result, goodwill, impairment losses, gains and losses on disposal or sale of subsidiaries will result in different impacts on net income regardless of any accounting differences that may or may not exist.

Under certain conditions, US GAAP requires accounting for an additional minimum pension liability. If in those circumstances, the additional liability exceeds unrecognized prior service cost, the excess shall be reported as a separate component of equity, net of any tax benefits. IFRS has no similar requirement.

GLOSSARY OF SELECTED TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Offering Memorandum.

access channel	The network element used to connect a subscriber to the nearest switch or concentrator. An access channel generally takes the form of a closed circuit and consists of a pair of copper wires, but may also employ fiber optic cables, microwave links or other technologies.
active customer	Belgacom Mobile defines active customers as customers who have made or received at least one call or sent or received at least one SMS in the preceding three months. The definition of active customers may vary between operators.
ADSL (Asymmetric Digital Subscriber Line)	A technology for transferring data that uses an access channel to provide faster network access to the Internet and other popular multimedia and data services at speeds of up to two to six Mbps, a transfer speed 50 times faster than narrowband or dial-up Internet access.
analog	A transmission mode in which the initial signal (*i.e.*, voice) is converted into and transmitted as an electrical signal. Signals are conveyed by continuously varying, for example, the frequency, amplitude or phase of the transmission.
anti-spam	Policies and techniques adopted by organizations and individuals to prevent the transmittal of unsolicited electronic mail or newsgroup postings.
anti-virus	A utility that searches a hard disk for viruses and removes any that are found. Most anti-virus programs include an auto-update feature that enables the program to download profiles of new viruses so that it can check for new viruses as soon as they are discovered.
ARPU (average revenue per user)	Measures the average monthly revenue generated for each customer unit, such as a mobile phone.
ASP (Application Service Provider)	A telecommunications provider that leases directly to the customer the user rights to applications and services, updating, maintenance and construction, in package form.
ATM (Asynchronous Transfer Mode)	A multiplexing and routing technology for high-speed digital communications that permits data, text, voice, video and multimedia signals to be transmitted simultaneously between network access points at speeds of up to 155 Mbps or more. ATM allows for better local area network interconnections, PABX interconnection, data transmission and flexible bandwidth delivery.
base station	Fixed transceiver equipment in each cell of a mobile telecommunications network that communicates by radio signal with mobile handsets in that cell.
Bi-LAN (Belgacom Interconnection of Local Area Networks)	A total data connectivity solution (developed by Belgacom) based on the Internet Protocol, Frame Relay and ATM networks.
BIPT	Belgian Institute for Postal Services and Telecommunications *(Institut Belge des Services Postaux et des Télécommunications/Belgisch Instituut voor Postdiensten en Telecommunicatie).*

bitstream access	Access to Belgacom equipment connecting a provider to the end user to provide high-speed access services. This form of access differs from wholesale in that, in terms of transmission capacity, it provides access at a binary rate and the operator, as the access provider, decides on the technical specifications for the equipment directly connected to the access channel, as well as on the interface offered at the end-user side.
broadband service	A communications service for content requiring high-speed transmission rates such as video transmission.
BROBA (Belgacom Reference Offer of Bitstream Access)	Belgacom's reference offer of bitstream access services. See "bitstream access".
BRUO (Belgacom Reference Unbundling Offer)	Belgacom's reference offer of local loop unbundling services, such as raw copper, shared pair services.
BLES (Belgacom LAN Extension Solutions)	A system for LAN interconnection developed by Belgacom.
call forwarding	A feature permitting the user to program a phone to ring at an alternate location; call forwarding may be in effect at all times or only in certain designated instances, such as when a particular phone is busy or there is no answer.
call waiting	A warning signal received when a person is on a call that there is a second incoming call.
CPS (carrier pre-selection)	A mechanism that allows customers to select competing operators as that user's default operator without dialing additional codes on the telephone. The customer subscribes to the services of a competing operator and his calls are routed through such operator.
CSC (carrier selection code)	A code that enables customers to make calls via a particular service provider of their own choice even though they may originate a call from another network.
churn	A measure of customer turnover due to subscription disconnections as a result of terminations by customers; switching by customers to competing services; terminations by the service provider due to customer non-payment; and, in the case of mobile communications services, expirations of pre-paid cards.
Cisco GRS (Cisco Global Roaming Server)	A service provided by Cisco Systems that enables a network access provider to provide wholesale dial access services such as Internet roaming, intranet roaming (roaming virtual private dial network ("VPDN"), and VPDN access.
CLIP (Call Line Identification Presentation)	A code that is sent over phone lines in certain locations when a person makes a phone call. This code includes the phone number of the person making the call. Certain modems are able to understand this code, and inform the customer of the identity of the person who is calling before the customer answers the phone.
CNIP (Connected Name Identification Presentation)	A service that provides the name of the calling user to the called user.
co-location	The physical or virtual placement of competitors' equipment within the facilities of Belgacom for purposes of providing telecommunications services to end users, such as interconnection, unbundling, etc.
concentrator	A communications device that subdivides a channel into a larger number of channels by connection a number of circuits that are not all used at once to a smaller group of circuits for a more economical transmission.
DCS 1800 (Digital Cellular System 1800)	See "GSM".

digital .... A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Compared to analog networks, digital networks allow for greater capacity, lower interference, protection against eavesdropping and automatic error correction. Signals are encoded into digits for transmission.

DRS (Disaster Recovery Services) .... Packaged services that pertain to the development of technical recovery procedures for a specific system, process or practice instead of an entire environment.

DSL (Digital Subscriber Line) ..... See "xDSL".

DSLAM (Digital Subscriber Line Access Multiplexer) .... Equipment at a phone company's central location that can be used to link many customer DSL connections to a single high-speed ATM line.

DWDM (Dense Wavelength Division Multiplexing) .... A technique enabling several independent flows of digital information to co-exist on the same optical fiber.

Eutelsat (European Telecommunications Satellite Organization) .... Refers to both the treaty organization, headquartered in Paris, and its set of satellites that were placed in geostationary orbits over Europe beginning in 1983. The satellites serve both public and private traffic, including telephone services, fax, data, land mobile service, and television and radio programming to home and business users.

exchange .... See "switch".

firewalls .... A system designed to prevent unauthorized access to or from a private network.

FR/ATM (Frame Relay/ Asynchronous Transfer Mode) ... See "Frame Relay" and "Asynchronous Transfer Mode".

Frame Relay .... A data transport protocol that divides a physical communications line into several virtual channels. A technology part-way between X25 packet switching and ATM.

frequency band .... A specified range of frequencies. Frequency refers to the number of times per second that a wave (*e.g.*, electromagnetic wave) oscillates or swings back and forth in a complete cycle from its starting point to its end point.

GPRS (General Packet Radio Service) .... A GSM-based packet-switched data transmission technology standard, established by the European Telecommunications Standards Institute, in which base stations can be directly connected to the Internet, thus bypassing the switching systems typically used to connect mobile traffic to fixed networks. GPRS provides users of mobile communications services better data access capability with virtually instant and permanent connections, as well as speeds up to ten times higher than GSM.

GRX (GPRS Roaming Exchange) . . A standard defined by the GSM Association for global packet radio service (GPRS) roaming. The standard enables mobile Internet services to be accessed through an Internet Protocol network managed and operated by a third party.

GSM (Global System for Mobile Communications) . . . . A digital mobile telecommunications system standardized by the European Telecommunications Standards Institute based on digital transmission and cellular network architecture with roaming in use throughout Europe, Japan and in various other countries. GSM systems operate in the 900 MHz (GSM 900) and 1800 MHz (GSM 1800, also referred to as DCS 1800) frequency bands.

GSM 900 and GSM 1800 . . . . See "GSM".

ICT (Information & Communication Technologies) . . . . A generic term that includes goods such as office machinery and communication equipment and services such as telecommunications and computer services.

IEEE (802.11b) . . . . Wireless LAN technology standardized by the Institute of Electrical and Electronic Engineers.

IFRS (International Financial Reporting Standards) . . . . A set of standards developed by the International Accounting Standards Board that provides guidance for financial accounts preparers to deal with the recognition, measurement, presentation and disclosure requirements for transactions and events. Once an entity adopts IFRS, it must comply with all of the standards and interpretations of IFRS, despite any differences that may exist between an entity's local GAAP and IFRS.

IN (Intelligent Network) . . . . Network architecture focusing on the efficiency, automation and functionality of telecommunication networks. Intelligent networks are typically equipped with sophisticated computerized routing systems, allow for advanced features such as caller identification and voicemail and can be readily expanded and upgraded.

Intelsat (International Telecommunications Satellite Organization) . . . . A worldwide satellite telecommunications organization founded in 1964 and headquartered in Washington, D.C., which owns and runs the world's largest satellite-based communications network.

interconnection . . . . The linking of telecommunications networks used by the same or different persons in order to allow the users of the services or networks of one person to communicate with the users of the services or networks of the same person or of another person, or to access services provided by another person.

international roaming . . . . Provision of roaming services in the domestic market to subscribers of a competing operator's network. See "Roaming".

IP (Internet Protocol) . . . . Protocol used in the Internet for communication among multiple networks.

IP Dial . . . . Internet access via PSTN (Public Switched Telephone Network).

IPLC (International Private Leased Circuit) . . . . Dedicated links that offer point-to-point transmissions capacity to connect an appointed user/network in one country to another location in another country. They allow the secure and reliable transfer of information in the form of text and data, voice, graphics and video.

IPVPN (IP-based Virtual Private Network) . . . . See "VPN".

ISDN (Integrated Services Digital Network) . . . . A transmission system with the capacity to transmit two streams of information (voice, text, data or graphics) simultaneously on a single access channel, based upon end-to-end digitalization and standardized out-of-band signaling.

ISDN D-Channel	The signalling protocol used between the Local Exchange and the user terminal to set up and tear down ISDN connections. This channel can also be used for data transfer at low speeds (9.6kpbs).
ISP (Internet Service Provider)	A company providing access to Internet and other computer based information networks through its servers.
IT (Information Technology)	The broad subject concerned with all aspects of managing and processing information, especially within a large organization or company.
IVR (Interactive voice response)	A telecommunications system that uses a pre-recorded database of voice messages to present options to a user, typically over telephone lines.
Kbps (kilobits per second)	A data transmission rate. One Kbps equals 2(10) bps.
LAN (Local Area Network)	A short distance data transmission network designed to interconnect personal computers, workstations, minicomputers, file servers and other computing devices within a localized environment, for the purpose of sharing files, programs and various devices such as printers and high-speed modems. LANs may have a decentralized communications management, or include dedicated computers or file servers that provide a centralized source of shared files and programs.
Lan2Lan connectivity	A service to connect two different sites for LAN interconnection through SDSL.
Layer 2	The network can be broken down into a number of layers represented in an O.S.I. mobile (Open Systems Interconnection), where each layer offers a specific service. The Layer 2 ensures reliable transfer of data.
leased line	Voice and data circuits leased to connect two or more locations for the exclusive use of the subscriber.
Location-Based Services	Sometimes referred to as LBS, services that utilize knowledge regarding a customer's location data in order to provide a service to this customer, such as the identification of points of interest depending on the customer's location.
Location data	Geographic data determined on the basis of the mobile phone antenna used on the operator's network at the moment the geographic position of the mobile phone is tracked.
local loop	See "access channel".
Mbps (Megabits per second)	A data transmission rate. One Mbps equals 2(20) bps.
MHz (Megahertz)	A measure of frequency. One MHz equals 1,000,000 cycles per second.
MMS (Multimedia Messaging Service)	A standard defined for use in advanced wireless terminals that allows users to send and receive messages containing various kinds of multimedia content, such as images, audio, and video clips, with a "non-real-time" transmission.
MNP (mobile number portability)	A service that allows customers to keep their mobile phone numbers when they change service providers.
MVNO (Mobile Virtual Network Operator)	A company that offers mobile services using another company's network.
MPLS (Multiprotocol Label Switching)	A standards-approved technology for speeding up network traffic flow and making it easier to manage. MPLS involves setting up a specific path for a given sequence of packets, identified by a label put in each packet, thus saving the time needed for a router to look up the address to the next node to forward the packet to.

NSI (Network and Systems Integration) . . . . A range of services provided by Belgacom including connectivity services, data-center managed WAN offerings and integrated service offerings, which were launched at the end of 2002 to complement Belgacom's access and connectivity offerings and to ensure a closer connection between its IT and telecommunications business.

node . . . . A network element that provides a point at which key telecommunications equipment or computers can access the network. In circuit networks, nodes are switching systems. In packet-switched networks they are often computers.

OSS (Operational Support System) . . . . A set of systems that enables a communications service provider to plan, build, provision, monitor and maintain its network and to bill for the services provided to its customers.

PABX (Private Branch eXchange) . . . . A telephone exchange operated within an organization that is used for switching calls between internal lines and between internal and PSTN lines.

PC (Personal Computer) . . . . A small digital computer based on a microprocessor and designed to be used by one person at a time.

PDA (Personal Digital Assistant) . . . A handheld device that combines computing, telephone/fax, Internet and networking features. A typical PDA can function as a cellular phone, fax sender, Web browser and personal organizer.

penetration rate . . . . The total number of subscribers for a carrier divided by the population that it serves expressed as a percentage.

PKI (public key infrastructure) . . . . . A cryptographic system that uses an asymmetrical, two-key encryption algorithm that encrypts data with one key that is made public and decrypts data with a different key that remains secret.

point-to-point . . . . A link from one user or network to another using a phone line.

PoP (Point of Presence) . . . . A site where there exists a collection of telecommunications equipment, usually modems, digital leased lines and multi-protocol routers.

PSTN (Public Switched Telephone Network) . . . . The international telephone system based on copper wires carrying analog voice data. This is in contrast to newer telephone networks based on digital technologies, such as ISDN.

ringback . . . . When the customer gets a busy tone when calling a number, the caller is invited to punch R5. Once the called party's line is free, the service will call back the customer and will connect them.

roaming . . . . The mobile telecommunications feature that permits subscribers of one network to use their mobile handsets and telephone numbers when in a region covered by another operator's network.

router . . . . An inter-network device that relays data packets to networks connected to the router based upon the destination address contained in those data packets being routed.

SDH (Synchronous Digital Hierarchy) . . . . The European standard for high-speed digital transmission using fiber optic cables.

SDSL (Symmetrical Digital Subscriber Line) . . . . A form of Digital Subscriber Line (DSL) service that provides equal bandwidth for both uploads and downloads and transports data at a maximum bit rate of 2.3 mbits/s in both directions.

SIM (Subscriber Identity Module) . . An electronic card inserted into a GSM phone that identifies the user account to the network, handles authentication and provides data storage for user data such as phone numbers and network information. It may also contain applications that run on the phone.

SLA (Service Level Agreement) . . . A contract between a network service provider and a customer that specifies, usually in measurable terms, what services, and in certain cases, the quality of such services that the network service provider will furnish.

SMS (Short Message Service) . . . . . A mobile communications system which allows users to send and receive alpha-numeric messages of up to 160 characters from one mobile handset to another via a short message service center.

subscriber . . . . In accordance with general practice in the telephony industry, in this document the term "subscriber" is used, unless the context otherwise requires, to indicate a telephone connected to a mobile telephony network, rather than either a bill-paying network customer (who may have a number of telephones connected to the network) or a mobile telephone user (who may share a single telephone with a number of other users). The Company also has a significant number of customers using pre-paid call products. These customers are not included in the definition of "subscribers".

switch . . . . A device used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

telex . . . . A communication service involving teletypewriters connected through automatic exchanges.

termination rate . . . . The interconnection fee received by an operator for incoming calls terminating on its network.

three party calling . . . . The ability to talk to two different people in two different places at the same time.

TRIM Index . . . . A measure of the level of loyalty of subscribers by service providers taking into consideration the subscribers' level of satisfaction with the service provider and their loyalty to the service provider.

UMTS (Universal Mobile Telecommunications System) . . . . The third-generation broadband mobile communications standard. UMTS utilizes Code Division Multiple Access, or CDMA, technology and has the speed and capacity to handle multimedia transmissions. A UMTS system offers mobile telephony, messaging services, wireless access to the Internet and other multi-media services at higher speeds than GSM systems.

unbundled local loop access . . . . The process whereby incumbent local service providers must open up, or unbundle, their facilities to competitors.

USO (universal service obligation) . . . . The obligation placed on universal service providers to ensure that standard telephone services, payphones and prescribed carriage services are reasonably accessible to all people in a particular region on an equitable basis, and with affordable pricing, wherever they reside or carry on business.

US GAAP . . . . Generally Accepted Accounting Principles in the United States.

VAR (Value-Added Resellers) . . . . . A partner of Belgacom that adds value to Belgacom products and services and sells these products to the end customers.

VDSL (Very high Digital Subscriber Line) . . . . See "xDSL".

vertical portal . . . . A Web search engine that provides a gateway or portal to information related to a specific subject.

voicemail .... y system for sending, storing and retrieving audio messages, like a t. ·phone answering machine.

VoIP .... Voice over Internet Protocol, in which voice traffic is carried over Internet Protocol rather than a circuit-switched network.

VPN (Virtual Private Network) .... A data network that shares telecommunications infrastructure but acts as a secure private network, with an architecture based on the use of the TCP-IP (Time Compression Multiplexing – Internet Protocol).

WAN (Wide Area Networks) ...... A data communications network designed to interconnect personal computers, work-stations, microcomputers, fileservers and other communications and computing devices that covers an area larger than a single building or campus.

WAP (Wireless Application Protocol) .... A global open specification that supports Internet protocols on wireless devices, such as mobile phones, two-way radios, smart phones and communicators, to easily access and interact with Internet-based services. With WAP, a mobile phone user can view mini-pages and interact with a small, multiple choice screen.

Wireless LAN .... A communication system in which a mobile user can connect to a LAN through a wireless (radio) connection.

WLL (wireless local loop) .... A system that connects subscribers to the public switched telephone network using radio signals as a substitute for copper for all or part of the connection between the subscriber and the switch. This includes cordless access systems, proprietary fixed radio access, and fixed cellular systems.

X25 .... A worldwide protocol for communications services using packet-switched networks.

X400 .... One of the worldwide protocols for electronic mailing systems. X.400 is used only in the international and domestic X.400 networks of which the Internet is not a part.

xDSL .... Refers collectively to all types of digital subscriber lines, the two main categories being ADSL and SDSL. Two other types of xDSL technologies are High-data-rate DSL (HDSL) and Very high DSL (VDSL). DSL technologies use sophisticated modulation schemes to pack data onto copper wires. They are sometimes referred to as "last-mile technologies" because they are used only for connections from a telephone switching station to a home or office, not between switching stations.

BELGACOM

INDEX TO IFRS CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Belgacom SA de droit public/NV van publiek recht

We have audited the accompanying consolidated balance sheets of Belgacom SA de droit public/NV van publiek recht and subsidiaries ("Belgacom Group") as of 31 December 2001, 2002 and 2003, and the related consolidated statements of income, of changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Belgacom Group as of 31 December 2001, 2002 and 2003, and of the consolidated results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

We also reported separately on the consolidated financial statements of Belgacom Group for the years ended as of 31 December 2001 and 2002 prepared in accordance with accounting and reporting laws and regulations applicable in Belgium. The significant differences between IFRS and accounting and reporting laws and regulations applicable in Belgium in so far as concerns net income and net equity are summarized in note 40 of the accompanying consolidated financial statements.

Brussels, Belgium 19 February 2004
Except for share, per share data and Note 39 (Post balance sheet events),
for which the date is 3 March 2004

Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A.
represented by

Ludo SWOLFS
Partner

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December		
		2001	2002	2003
		(€)	(€)	(€)
		(in millions, except per share amounts)		
Net revenue	Note 22	5,381	5,252	5,377
Other operating revenue	Note 23	86	86	78
Non-recurring revenue	Note 24	0	1,085	0
Total revenue		5,467	6,422	5,454
Costs of materials and charges to revenue	Note 25	(1,491)	(1,353)	(1,377)
Personnel expenses and pensions	Note 26	(1,098)	(1,101)	(1,046)
Other operating expenses	Note 27	(852)	(863)	(781)
Non-recurring expenses	Note 28	(62)	(764)	(897)
Total operating expenses before depreciation and amortization		(3,503)	(4,081)	(4,101)
Operating income before depreciation and amortization		1,964	2,341	1,353
Depreciation and amortization	Note 29	(829)	(859)	(787)
Operating income		1,135	1,482	566
Finance costs (net)	Note 30	(26)	(25)	(27)
Loss from enterprises accounted for using the equity method	Note 6	(25)	(12)	(4)
Income before taxes and minority interests		1,084	1,445	534
Tax expense	Note 8	(429)	(203)	(208)
Minority interests	Note 5	(102)	(99)	(154)
Net income		553	1,142	172
Basic earnings per share	Note 31	€1.38	€2.86	€0.43
Diluted earnings per share	Note 31	€1.38	€2.86	€0.43
Weighted average number of ordinary shares		400,000,000	400,000,000	399,932,160

CONSOLIDATED BALANCE SH' Γ

		As of 31 December		
		2001	2002	2003
		(€)	(€) (in millions)	(€)
Assets				
Non-current assets		5,127	4,601	4,381
Intangible assets	Note 3	773	525	534
Property, plant and equipment	Note 4	3,658	3,139	2,854
Enterprises accounted for under the equity method	Note 6	0	31	27
Other participating interests	Note 7	74	270	209
Deferred income tax asset	Note 8	371	482	647
Pension asset	Note 9	6	7	6
Other non-current assets	Note 10	246	149	104
Current assets		2,038	2,696	1,628
Inventories		87	60	49
Trade receivables	Note 11	1,077	947	873
Current income tax asset	Note 8	6	1	35
Other current assets	Note 12	60	77	67
Investments	Note 13	3	286	42
Cash and cash equivalents	Note 14	805	1,326	562
Total assets		7,165	7,298	6,009
Liabilities and shareholders' equity				
Shareholders' equity	Note 15	2,630	2,978	2,548
Issued capital		1,000	1,000	1,000
Treasury shares		0	0	(325)
Restricted reserve		100	100	100
Remeasurement to fair value		0	29	32
Retained earnings		1,530	1,849	1,742
Minority interests	Note 5	205	293	446
Non-current liabilities		2,329	2,362	1,469
Interest-bearing liabilities	Note 16	827	547	371
Liability for pensions and other post-employment benefits	Note 9	1,252	1,545	840
Provisions	Note 17	195	209	210
Deferred income tax liabilities	Note 8	45	43	46
Other non-current payables	Note 18	9	18	3
Current liabilities		2,001	1,665	1,545
Interest-bearing liabilities	Note 16	474	78	154
Trade payables		980	850	809
Income tax payable	Note 8	113	150	198
Other current payables	Note 19	434	588	384
Total liabilities and shareholders' equity		7,165	7,298	6,009

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 December 2001 (€)	2002 (€) (in millions)	2003 (€)
Cash flow from operating activities				
Net income		553	1,142	172
Adjustments for:				
Minority interests		102	99	154
Depreciation and amortization on intangible assets and property, plant and equipment	Notes 3, 4	829	859	787
Impairment on intangible assets and property, plant and equipment	Notes 3, 4	29	24	(5)
Increase of provisions		88	106	37
Deferred tax expense / (income)	Note 8	61	(113)	(163)
Increase of impairment on participating interests		10	11	53
Loss from investments accounted for using the equity method	Note 6	25	12	4
Fair value adjustments on financial instruments		(5)	14	1
(Gain)/loss on disposal of consolidated companies	Note 5	5	(1,085)	0
Other non-cash movements		(12)	(9)	(10)
Operating cash flow before working capital changes		1,687	1,062	1,030
Decrease in inventories		0	21	11
Decrease in trade receivables		40	46	76
(Increase) / decrease in current income tax assets		116	5	(35)
(Increase) / decrease in other current assets		5	(16)	10
Increase / (decrease) in trade payables		45	(35)	(42)
Increase in income tax payables		55	38	48
Increase / (decrease) in other current payables		(36)	16	(62)
Increase / (decrease) in net liability for pensions and other post-employment benefits	Note 9	(213)	292	(705)
Decrease in other non-current payables and provisions		(41)	(58)	(34)
(Increase) / decrease in working capital, net of acquisitions and disposals of subsidiaries		(29)	310	(733)
Net cash flow provided by operating activities[1]		1,658	1,371	296
Cash flow from investing activities				
Cash paid for acquisitions of intangible assets and property, plant and equipment	Notes 3, 4	(987)	(566)	(502)
Cash paid for acquisitions of other participating interests		(28)	(9)	0
Cash paid for consolidated companies, net of cash acquired		(25)	(12)	(1)
Dividends received from non-consolidated companies	Note 30	9	0	0
Cash received from sales of consolidated companies, net of cash disposed of	Note 5	4	1,111	0
Cash received from sales of intangible assets and property, plant and equipment		15	25	8
Cash received from / (paid for) other non-current assets		(91)	161	10
Net cash (used in) / provided by investing activities		(1,104)	710	(485)
Cash flow before financing activities		554	2,081	(189)
Cash flow from financing activities				
Dividends paid to shareholders	Note 32	(231)	(663)	(440)
Dividends paid to minority interests		(65)	0	0
Acquisition of treasury shares		0	0	(325)
Sale / (purchase) of investments		2	(281)	246
Increase / (decrease) of minority interests		28	(11)	0
Issuance / (repayment) of long term debt		227	(597)	(61)
Issuance / (repayment) of short term debt		86	(8)	4
Net cash (used in) / provided by financing activities		47	(1,560)	(575)
Net increase / (decrease) of cash and cash equivalents		601	521	(764)
Cash and cash equivalents at 1 January		204	805	1,326
Cash and cash equivalents at 31 December	Note 14	805	1,326	562

(1) Net cash flow provided by operating activities includes the following cash movements:	2001	2002	2003
Interest paid	(55)	(66)	(35)
Interest received	19	43	57
Income taxes paid	(197)	(274)	(326)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

		Issued capital	Treasury shares	Restricted reserve	Remeasurement to fair value	Retained earnings	Shareholders' equity
		(€)		(€)	(€) (in millions)	(€)	(€)
Balance at 1 January 2001		992	0	99	0	1,216	2,307
Capital increase through incorporation of retained earnings	Note 15	8	0	1	0	(9)	0
Equity changes not recognized in the income statement		8	0	1	0	(9)	0
Net income		0	0	0	0	553	553
Dividends to shareholders (relating to 2000)	Note 32	0	0	0	0	(231)	(231)
Balance at 31 December 2001		1,000	0	100	0	1,530	2,630
Result on revaluation of financial instruments on available-for-sale instruments—acquisitions and variations during the year	Note 7	0	0	0	29	0	29
Equity changes not recognized in the income statement		0	0	0	29	0	29
Net income		0	0	0	0	1,142	1,142
Dividends to shareholders (relating to 2001)	Note 32	0	0	0	0	(253)	(253)
Special dividends to shareholders (relating to 2002)	Note 32	0	0	0	0	(570)	(570)
Balance at 31 December 2002		1,000	0	100	29	1,849	2,978
Result on revaluation of financial instruments on available-for-sale instruments—acquisitions and variations during the year		0	0	0	3	0	3
Equity changes not recognized in the income statement		0	0	0	3	0	3
Net income		0	0	0	0	172	172
Dividends to shareholders (relating to 2002)	Note 32	0	0	0	0	(280)	(280)
Acquisition of treasury shares	Note 15	0	(325)	0	0	0	(325)
Balance at 31 December 2003		1,000	(325)	100	32	1,742	2,548

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Corporate information

The consolidated financial statements of Belgacom SA (referred to hereinafter as "the Group") at and for the years ended 31 December 2001, 2002 and 2003 were authorized for publication in accordance with the resolution of the General Meeting of Shareholders on 19 February 2004.

Belgacom SA is a "Limited Liability Company of Public Law" registered in Belgium. The transformation of Belgacom SA from "Autonomous State Company" into a "Limited Liability Company of Public Law" was implemented by the Royal Decree of 16 December 1994. Belgacom SA's headquarters are located at Boulevard du Roi Albert II, 27 1030 Brussels, Belgium.

The main activities of the Group are: Fixed Line Services (providing voice, data and internet service to residential and business markets, as well as regulated and commercial wholesale services to other carriers and services providers in Belgium), Mobile Communications Services (voice and data) and International Carrier Services. Further information concerning the business segments is included under note 38.

The number of employees of the Group (in full time equivalents) amounted to 17,541 at 31 December 2003, 19,003 at 31 December 2002 and 22,296 at 31 December 2001.

Note 2. Significant accounting policies

Basis of preparation

Until 31 December 2002, the Group maintained its official accounting records and prepared its consolidated financial statements for statutory purposes in accordance with accounting and reporting laws and regulations applicable in Belgium ("Belgian GAAP"). In application of article 125 of the Company Code, the Group obtained on 27 November 2003 a formal authorization from the Belgian Minister of Economy to publish consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS").

The accompanying consolidated financial statements have been prepared in accordance with IFRS at the reporting date 31 December 2003, with date of transition to IFRS of 1 January 2001 and differ from those previously issued under Belgian GAAP for the years ended 31 December 2001 and 2002. A reconciliation of the Belgian GAAP consolidated equity and net income to the IFRS shareholders' equity and net income for the period ended 31 December 2002 and of equity for the period beginning 1 January 2001 is disclosed in note 40. As a first-time adopter of IFRS, the Group elected to apply IFRS 1 ("*IFRS 1, First-time adoption of IFRS*") instead of Standing Interpretations Committee 8 ("*SIC 8, First-time application of IASs as the primary basis of accounting*") of the International Accounting Standards Board ("IASB"). The Group furthermore elected to apply the exemption possibility granted by IFRS 1 in respect of business combinations and therefore did not apply International Accounting Standard 22 ("*IAS 22, Business combinations*") to business combinations that occurred prior to the transition date of 1 January 2001.

The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of derivatives and available-for-sale financial assets. The carrying values of assets and liabilities that are hedged with fair-value hedges are adjusted to record the change in the fair value attributable to the risks that are being hedged.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Belgacom SA and its subsidiaries and joint ventures as well as the Group's share of results in associates. Notes 5 and 6 present the list of the Group's subsidiaries, joint ventures and associates.

Subsidiaries are those entities controlled by the Group. Control exists when Belgacom has the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The investments in subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Inter-company balances and transactions, and resulting unrealized profits or losses between Group companies are eliminated in consolidation. When necessary, accounting policies of subsidiaries are adjusted to ensure that the consolidated financial statements are prepared using uniform accounting policies.

Companies that are jointly controlled (defined as those entities in which the Group has joint control through a contractual arrangement with one or more entities) are included using the proportionate consolidation method, whereby the Group's share of the assets, liabilities, expenses and cash-flow of joint ventures are combined on a line-by-line basis with similar items in the consolidated financial statements. The Group's proportionate share of the inter-company balance and transactions and resulting unrealized profits or losses between Group companies and jointly controlled entities are eliminated in consolidation.

Associated companies in which the Group has a significant influence, defined as an investee in which Belgacom has the power to participate in its financial and operating policy decisions (but not to control the investee), are accounted for using the equity method. Under that method, the investments held in associates are initially recorded at cost and the carrying amount is subsequently adjusted to recognize the Group's share in the profit or losses of the associate as from the date of acquisition. These investments and the equity share of results for the period are shown in the balance sheet and income statement as investments in enterprises accounted for under the equity method and share in the result of the enterprises accounted for using the equity method, respectively.

Subsidiaries are excluded from consolidation when the control is intended to be temporary because the subsidiary is acquired and held exclusively with a view of subsequent disposal in the near future or when it operates under severe long-term restrictions that impair its ability to transfer funds to the Group.

Use of estimates

The preparation of financial statements in conformity with IFRS requires that management make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Estimates that have been made at the date of transition to IFRS and at each reporting date reflect conditions that existed at those dates (e.g. market prices, interest rates and foreign exchange rates). Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake, actual results may differ from those estimates.

Foreign currency translation

Foreign currency transactions

The reporting currency for the Group is the Euro. Foreign currency transactions are translated, on initial recognition, at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the balance sheet date using the closing rate at that date. Net exchange differences on the translation of monetary assets and liabilities are classified in "other operating expenses" in the income statement in the period in which they arise.

Foreign operations

The assets and liabilities of foreign subsidiaries and joint-ventures operating under currencies other than the Euro (i.e. financial statements of the Points of Presence ("PoPs") in the UK, Sweden, Switzerland, Asia-Pacific region and the USA) have been translated according to the monetary/non-monetary method since these entities are classified as foreign operations that are integral to the operations of the reporting enterprise. Monetary assets and liabilities are translated at the closing rate, non-monetary assets and liabilities are translated at the historical rate, while revenue and expenses are translated at the average rate. The resulting exchange differences are recorded in "other operating expenses" in the income statement.

Intangible assets

Intangible assets consist primarily of the excess of consideration paid over the fair value of net assets acquired in business combinations (Goodwill), the Global System for Mobile communication ("GSM") license, the Universal Mobile Telecommunication System ("UMTS") license and other intangible assets which predominantly consist of internally or externally developed software.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. The residual value of intangible assets is assumed to be zero. Intangible assets are amortized on a straight-line basis over their estimated useful life. Amortization commences when the intangible asset is ready for its intended use.

The Group capitalizes certain costs incurred in connection with developing or purchasing software for internal use software when they meet the criteria set out in IAS 38. Capitalized software costs are included in internally generated and other intangible assets and are amortized over three to four years.

The useful life of the GSM and UMTS intangible assets has been determined based on the license terms.

The useful life of goodwill reflects the best estimate of the period during which future economic benefits are expected to flow to the Group.

The useful lives are assigned as follows:

	Useful life (years)
—Goodwill	5 to 15
—GSM / UMTS licenses	15 to 20
—Other intangible assets and internally generated assets, including software	3 to 20

The amortization of intangible assets, including goodwill, is recorded in depreciation and amortization.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses when they do not extend the life of the asset or do not significantly increase its capacity to generate revenue.

Depreciation of an asset commences when the asset is ready for its intended use. Depreciation is calculated using the straight-line method over the estimated useful life of the asset.

The useful lives are assigned as follows:

	Useful life (years)
Land and buildings	
—Land	indefinite
—Building and constructions	5 to 33
Technical and network equipment	
—Switches	3 to 10
—Cables and operational support systems	4 to 10
—Transmission	4 to 10
—Equipment installed at client premises	2 to 5
—Equipment for data transfer business	3 to 5
—Mobile antennas	6
Furniture and vehicles	
—Furniture and office equipment	3 to 10
—Vehicles	5
Other tangible assets	3 to 33

Income from own capitalized costs related to network construction is reported in the income statement net of the corresponding operating expense.

Assets under construction are depreciated from the time the assets are ready for their intended use.

Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the lease.

Fixed assets retired from active use and held for disposal are carried at their carrying amount at the date when the asset is retired from active use. At the end of the financial year, an impairment test is applied to these assets.

Borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews its assets regularly for any indication of impairment. When such indication exists, an impairment loss is recognized when the carrying value exceeds the estimated recoverable amount, being the higher of the asset's net selling price and its value in use for the Group. Impairment losses are recorded in operating expenses.

Deferred tax

Deferred taxation is provided for all temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheet and their respective taxation bases. Deferred taxation is not provided on differences relating to goodwill for which amortization is not deductible for taxation purposes.

Deferred tax assets associated with deductible temporary differences and unused tax losses carried forward are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference or the unused tax losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Provision for taxation, which could arise if undistributed retained profit of certain subsidiaries is remitted to the parent company, is only made where a decision has been taken to remit such retained profit, i.e. where the subsidiary intends to distribute a dividend.

Pensions and other post-employment benefits

The Group operates two defined benefit pension plans to which the contributions are made through separately managed funds. A third plan was settled in the course of 2003 (see note 9). The Group also agreed to provide additional post-employment benefits to certain employees and has a legal obligation to provide child allowance payments to dependents of certain retirees. The cost of providing benefits under the plans is determined separately for each plan using the projected credit unit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized gains or losses for an individual plan at the end of the previous reporting period exceeds 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at the beginning of the year. These gains and losses are recognized over the average remaining service life of the employees participating in the individual plan.

Short-term and long-term employee benefits

The cost of all short-term and long-term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, are recognized during the period in which the employee renders the related service. The Group recognizes those costs only when the Group has a present legal or constructive obligation to make such payment and a reliable estimate of the liability can be made.

Financial instruments

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

- for investments in non-quoted companies for which no fair value can be reliably determined, fair value is based on the historical acquisition cost, adjusted for impairment losses, if any;
- for investments in quoted companies and mutual funds, the fair value is their quoted price;
- for other non-current financial assets (other than derivatives), the amortized cost is assumed to approximate fair value;
- for long-term debts carrying a floating interest rate, the amortized cost is assumed to approximate fair value;
- for long-term debts carrying a fixed interest rate, the fair value is determined based on the discounted future cash flows;

- for trade receivables, trade payables, other current assets and current liabilities, the carrying amounts reported in the balance sheet approximate the fair value considering their short maturity;
- for cash and cash equivalents, the carrying amounts reported in the balance sheet approximate their fair value considering their short maturity; and
- for derivatives, fair values have been estimated by using different valuation techniques, in particular the discounting of future cash flows.

Criteria for initial recognition and for de-recognition of financial assets and liabilities

Financial instruments are initially recognized when the Group becomes party to the contractual terms of the instruments. "Regular way" purchases and sales of financial assets are accounted for at their settlement dates.

Financial assets (or a portion thereof) are de-recognized when the Group realizes the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. Financial liabilities (or a portion thereof) are de-recognized when the obligation specified in the contract is discharged, cancelled or expires.

Criteria for offsetting financial assets and liabilities

Where a legally enforceable right of offset exists for recognized financial assets and liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Other participating interests

Other participating interests are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. These interests are classified as available-for-sale financial assets in the balance sheet.

After initial recognition, other participating interests are carried at fair value, with recognition of the changes in fair value directly in equity, until the financial asset is sold, collected or otherwise disposed of, or until the asset is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in financial income or expenses.

For investments quoted in an active market, the quoted market price is the best measure of fair value. For investments not quoted in an active market, if a reliable estimate of fair value cannot be made, the carrying amount is the historical cost, and impairment tests are performed periodically. Impairment losses are recorded in financial expenses.

Other non-current assets

Other non-current assets include derivatives (see below) and long-term interest-bearing receivables such as loans to joint-ventures, personnel and cash guarantees. Such long-term receivables are accounted for as loans and receivables originated by the company and are carried at amortized cost. An impairment loss is recorded in financial expense when the carrying amount is greater than the estimated recoverable amount.

Trade receivables and other current assets

Trade receivables and other current assets are shown on the balance sheet at nominal value (generally, the original invoice amount) less an allowance for doubtful debts. Such allowance is recorded in operating income when it is probable that the company will not be able to collect all amounts due. Allowances are calculated on an individual basis, and on a portfolio basis for groups of receivables that are not individually identified as impaired.

Investments

Investments include shares, fixed income securities and deposits with a maturity greater than three months but less than one year.

Shares are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. After initial recognition, shares are treated as available-for-sale, with re-measurement to fair value recorded directly in equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gain or loss previously reported in equity is included in financial income or expenses.

Fixed income securities are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. After initial recognition, fixed income securities that are classified as available-for-sale, are measured at fair value, with gains and losses on remeasurement recognized in equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gains or loss reported in equity is included in financial income or expense. Fixed income securities that are intended to be held-to-maturity are measured at amortized cost, using the effective interest rate method.

Deposits are considered as held-to-maturity and measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents include cash, current bank accounts and investments with an original maturity of less than three months.

Cash and cash equivalents are carried at nominal value when they are assets held with financial institutions, and at amortized cost in all other cases. An impairment loss is recorded in financial expense when the recoverable amount at the closing date is lower than the carrying amount.

Interest-bearing liabilities

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received, net of issuance costs associated with the borrowings.

After initial recognition, debts not hedged are measured at amortized cost taking into account any discount or premium. Gains and losses are recognized in the income statement through amortization or when the liabilities are derecognized.

Debts that are hedged with interest rate swaps (IRS), and interest rate and currency swaps (IRCS) (fair value hedges) are re-measured to the extent of the risk being hedged. The re-measurement gain or loss attributable to the hedged risk is recognized in financial income/expenses.

Derivatives

The Group makes use of derivatives such as IRS, IRCS, forward exchange contracts and currency options to reduce its risks associated with interest rate and foreign currency fluctuations on underlying assets, liabilities and anticipated transactions. The derivatives are carried at fair value under the captions other non-current assets, other current assets, interest-bearing liabilities, other non-current payables and other current payables.

The Group uses IRS and IRCS to reduce its exposure to interest rate and foreign currency fluctuations on long-term debts. The interest coupons receivable and payable under the terms of these swaps are accrued over the period to which the coupon relates.

The table below summarizes the relationship between hedged items and hedging instruments:

Hedging instrument	Hedged item	Type of hedge relationship	Risk(s) being hedged
Interest rate and currency swaps	Debt in foreign currency	Fair value	Currency and interest rate risks
Interest rate swaps	Fixed rate debt	Fair value	Interest rate risk

Most of these swaps are fair value hedges, so that their revaluation matches the revaluation of the hedged items in the income statement.

Belgacom does not hold or issue derivative financial instruments for trading purposes but some of its derivative contracts do not meet the criteria set by IAS 39 to be considered as hedges and are therefore treated as derivatives held-for-trading, with changes in fair value recorded in the income statement.

Belgacom uses currency options and forward foreign exchange contracts to manage its foreign currency exposure arising from operational contracts. Nevertheless, as matching between these instruments and the underlying exposure is not sufficiently effective, or the effectiveness cannot be easily demonstrated, these instruments are not accounted for as hedges and are consequently carried at fair value, with changes in fair value posted to the income statement.

Some debts issued by Belgacom include embedded derivatives. Such derivatives are separated from their host contract and carried at market value with changes in fair value posted to the income statement. These debts are hedged by derivatives neutralizing the effect of the embedded derivatives.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

Leases

Leases where the lessor retains substantially all the risks and the benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A past event is deemed to give rise to a present obligation if, taking into account the available evidence, it is more likely than not that a present obligation exists at the balance sheet date.

Certain assets and improvements that are situated on property owned by third parties must eventually be dismantled, and the property must be restored to its original condition. The estimated costs associated with dismantling and restorations are recorded under property, plant and equipment and depreciated over the life of the asset. The total estimated cost required for dismantling and restoration, discounted to its present value, is recorded under provisions.

Revenues and operating expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Specific revenue streams and related recognition criteria are as follows:

- the Group recognizes fixed-line, mobile and carrier traffic revenues on a usage basis.
- Revenue from connection fees and installation fees is recognized in income at the time of connection or installation.
- Revenue from sales of communication equipment is recognized upon delivery to the customer.
- Revenues relating to the monthly rent or access fees, which are applicable to fixed-line and mobile revenues, are billed monthly in advance and are recognized the following month when services are provided.
- Subscription fees are recognized as revenue over the subscription period on a pro rata basis.
- Prepaid revenue such as revenue from pre-paid mobile telephone cards, is deferred and recognized based on usage of the cards.

The Group's consolidated income statement presents operating expenses by nature. Operating expenses are reported net of work performed by the enterprise that is capitalized.

The costs of materials and charges to revenues include the costs for purchases of materials and services directly related to revenue.

Costs for commissions to dealers, advertising costs and other marketing costs are expensed as incurred.

Non-recurring revenues and operating expenses include gains or losses on the disposal of consolidated companies exceeding individually €5 million in a particular year, restructuring costs and the transfer of the pension liability in respect of statutory personnel towards the Belgian State.

Note 3. Intangible assets

	Goodwill	GSM and UMTS licenses	Other intangible assets	Internally generated assets	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
As of 1 January 2001 net of accumulated amortization and impairment	100	318	145	50	612
Additions	25	150	98	49	322
Acquisition of subsidiary	0	0	4	0	4
Disposals	0	0	(1)	0	(1)
Disposal of subsidiary	(7)	0	0	0	(7)
Reclassifications	0	0	3	(2)	1
Impairment charge	(29)	0	0	0	(29)
Depreciation charge for the year	(17)	(18)	(56)	(37)	(128)
As of 31 December 2001 net of accumulated amortization and impairment	71	450	192	60	773
Additions	9	0	58	44	111
Disposal of subsidiary	(23)	(176)	(23)	0	(222)
Reclassifications	0	0	(7)	2	(4)
Impairment charge	0	0	(3)	0	(3)
Depreciation charge for the year	(9)	(16)	(57)	(47)	(129)
As of 31 December 2002 net of accumulated amortization and impairment	47	258	161	59	525
Additions	2	0	43	63	108
Acquisition of subsidiary	0	0	3	0	3
Reclassifications	0	0	(6)	11	5
Impairment charge	(3)	0	0	0	(3)
Depreciation charge for the year	(9)	(15)	(63)	(18)	(104)
As of 31 December 2003 net of accumulated amortization and impairment	38	243	138	115	534

	Goodwill	GSM and UMTS licenses	Other intangible assets	Internally generated assets	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
As of 1 January 2001					
Cost	124	413	261	143	940
Accumulated amortization and impairment	(24)	(95)	(116)	(93)	(328)
Net carrying amount	100	318	145	50	612
As of 31 December 2001					
Cost	145	563	355	190	1,253
Accumulated amortization and impairment	(74)	(113)	(163)	(130)	(481)
Net carrying amount	71	450	192	60	773
As of 31 December 2002					
Cost	112	377	345	236	1,070
Accumulated amortization and impairment	(65)	(118)	(185)	(177)	(545)
Net carrying amount	47	258	161	59	525
As of 31 December 2003					
Cost	114	377	384	275	1,150
Accumulated amortization and impairment	(76)	(133)	(247)	(160)	(617)
Net carrying amount	38	243	138	115	534

Goodwill fluctuated as a result of the deconsolidation of Alert Services Holding and subsidiaries in 2002 and business combinations in the internet activities in 2001 and 2002:

- In November 2001, the French internet activities of the subsidiary Infosources SA were sold and a write-down of the remaining goodwill on Infosources was recorded in non-recurring operating expense (see note 28). The results of operations of the French internet activities are included in the consolidated income statement until 31 October 2001.
- In November 2001 and July 2002, the Group carried out a buy out of minority shareholders of Infosources via two consecutive public bids. These transactions resulted in the Group gaining back full control on the Belgian ISP activities (Belgacom Skynet), and the recognition of goodwill in 2001 (€21 million) and 2002 (€7 million). This goodwill is amortized on a straight-line basis over a five-year period. The results of operations of the Belgian ISP activities are included at 75% until 31 October 2001, at 94% during the period 1 November 2001 through July 2002 and at 100% as from 1 August 2002 onwards.

The license fees relate to the Group's GSM and UMTS licenses:

- In 1994, the Group acquired a GSM license in Belgium for an amount of €226 million. Amortization started in 1995 over the useful life of the license (15 years).
- In March 2001, the Group acquired a UMTS license in Belgium for an amount of €150 million. Amortization of the license has not yet started because the related telecom network is not yet ready for use.

The decrease of the GSM and UMTS licenses in 2002 results from the sale of Ben Nederland Group, whose mobile telephony operating license constituted a significant intangible asset for the Group.

Other intangible assets mainly include purchased software and rights of use for cables.

Note 4. Property, plant and equipment

	Land and buildings	Technical and network equipment	Furniture and vehicles	Other tangible assets	Assets under construction	Total
	(€)	(€)	(€) (in millions)	(€)	(€)	(€)
As of 1 January 2001 net of accumulated depreciation and impairment	768	2,554	75	145	140	3,683
Additions	22	411	24	32	201	690
Disposals	(4)	(2)	(3)	(5)	0	(14)
Reclassifications	22	209	(16)	2	(216)	0
Depreciation charge for the year	(45)	(613)	(22)	(20)	0	(701)
As of 31 December 2001 net of accumulated depreciation and impairment	763	2,559	58	154	125	3,658
Additions	30	321	20	13	81	465
Disposals	(6)	0	0	(9)	0	(16)
Disposal of subsidiary	(2)	(117)	(3)	(44)	(55)	(221)
Reclassifications	(61)	108	1	43	(87)	4
Impairment	0	(21)	0	0	0	(21)
Depreciation charge for the year	(46)	(625)	(29)	(30)	0	(731)
As of 31 December 2002 net of accumulated depreciation and impairment	678	2,225	46	126	64	3,139
Additions	13	217	16	29	121	397
Acquisition of subsidiary	0	0	0	0	0	1
Disposals	(1)	0	0	(1)	0	(2)
Reclassifications	0	122	0	9	(135)	(5)
Impairment	0	8	0	0	0	8
Depreciation charge for the year	(51)	(586)	(21)	(25)	0	(683)
As of 31 December 2003 net of accumulated depreciation and impairment	640	1,988	41	137	50	2,854

	Land and buildings	Technical and network equipment	Furniture and vehicles	Other tangible assets	Assets under construction	Total
	(€)	(€)	(€) (in millions)	(€)	(€)	(€)
As of 1 January 2001						
Cost	1,485	8,999	228	227	140	11,080
Accumulated depreciation and impairment	(717)	(6,446)	(153)	(82)	0	(7,397)
Net carrying amount	768	2,554	75	145	140	3,683
As of 31 December 2001						
Cost	1,524	9,355	206	248	125	11,458
Accumulated depreciation and impairment	(761)	(6,797)	(148)	(94)	0	(7,800)
Net carrying amount	763	2,559	58	154	125	3,658
As of 31 December 2002						
Cost	825	8,809	177	226	64	10,101
Accumulated depreciation and impairment	(147)	(6,584)	(131)	(100)	0	(6,962)
Net carrying amount	678	2,225	46	126	64	3,139
As of 31 December 2003						
Cost	825	8,726	179	256	50	10,036
Accumulated depreciation and impairment	(185)	(6,739)	(139)	(120)	0	(7,182)
Net carrying amount	640	1,988	41	137	50	2,854

During the period from 1996 through 2001, the Group entered into several cross-border lease arrangements of technical and network equipment (see note 35).

Note 5. Investments in subsidiaries and joint ventures

Note 5.1. Investments in subsidiaries

The consolidated financial statements include the financial statements of Belgacom SA and the subsidiaries listed in the following table.

Name	Country of incorporation	Group's participating interests 2001	2002	2003
Belgacom Mobile SA	Belgium	75%	75%	75%
Belgacom Directory Services SA	Belgium	100%	100%	100%
Belgacom Finance SA	Luxemburg	100%	100%	100%
Belgacom Services SA	Belgium	100%	100%	100%
Belgacom France SA	France	100%	—	—
Finbel Re SA	Luxemburg	100%	100%	100%
ConnectImmo SA	Belgium	—	100%	100%
Expercom SA	Belgium	100%	100%	100%
Citius Belgium SA	Belgium	100%	100%	100%
Digital Age Design SA	Belgium	85%	85%	85%
Belgacom Skynet SA	Belgium	94%	100%	100%
ThePush SA	Belgium	—	100%	100%
WIN SA	Belgium	100%	100%	100%
Streamcase SA	Belgium	—	—	100%
Belgacom Invest SARL	Luxemburg	—	—	100%
Infosources SA and subsidiaries(1)	(2)	94%	100%	100%
Belgacom Deutschland G.m.b.H.	Germany	100%	100%	100%
Belgacom UK Ltd	United Kingdom	100%	100%	100%
Belgacom Nederland B.V.	The Netherlands	100%	100%	100%
Belgacom Incorporated	United States	100%	100%	100%
Belgacom Asia PTE Ltd	Singapore	100%	100%	100%
Belgacom Portugal SA	Portugal	100%	100%	100%
Belgacom Italia Srl	Italy	100%	100%	100%
Belgacom Spain	Spain	100%	100%	100%
Belgacom Switzerland	Switzerland	100%	100%	100%
Belgacom Austria G.m.b.H.	Austria	100%	100%	100%
Belgacom Sweden AB	Sweden	100%	100%	100%
Belgacom Japan KK	Japan	100%	100%	100%
Belgacom China Ltd	China	100%	100%	100%
Belgacom Presence SA	France	—	100%	100%
Gringots Sarl(3)	Luxemburg	—	—	—
Alert Services Holding and subsidiaries	(4)	95%	—	—

(1) Hereinafter "Group Infosources".
(2) Belgium, France, Germany and Switzerland.
(3) Special purpose entity in connection with the sale of Ben Nederland shares (see note 5.2).
(4) Belgium, The Netherlands and France.

On 30 September 2002, the vast majority of the Group's real estate was contributed to ConnectImmo SA, a wholly owned real estate subsidiary offering its services to companies of the Group. The spin-off did not result in a cash flow.

Minority interests include primarily the share of the minority shareholder Vodafone BV in the equity and net income of Belgacom Mobile SA.

Note 5.2. Investments in joint ventures

The Group has a joint-venture interest in the following companies.

Name	Country of incorporation	Group's participating interests		
		2001	2002	2003
Ben Nederland Holding BV and subsidiaries[1]	The Netherlands	35%	—	—
Paratel SA	Belgium	27%	—	—
Eduline SA	Belgium	47%	50%	50%
Certipost SA	Belgium	—	—	50%
Aditel SA	Belgium	—	—	50%
Aditel BV	The Netherlands	—	—	50%

(1) Hereinafter "Ben Nederland Group".

Ben Nederland Group

During 2001 and until 31 March 2002, Belgacom held a joint-venture interest of 35.29% in Ben Nederland Group, a company providing mobile telephony services in The Netherlands. Belgacom exercised joint control together with TeleDenmark A/S and T-Mobile A/G, the mobile subsidiary of Deutsche Telekom AG.

On 28 November 2001, 27 February 2002 and 24 May 2002, Belgacom sold 7.85%, 10.24% and 6.18%, respectively, of Ben Nederland Group shares to a special purpose entity ("SPE"), Gringots. On 25 September 2002, Belgacom sold its remaining stake of 11.02% in Ben Nederland Group to T-Mobile. The SPE and TeleDenmark sold Ben Nederland Group shares to T-Mobile at the same time.

The SPE is consolidated in the Group accounts from 28 November 2001 through 25 September 2002 based on the guidance issued by the Standing Interpretations Committee ("SIC") of the IASB. Joint control of Ben Nederland Group ceased at 31 March 2002. Belgacom therefore deconsolidated Ben Nederland Group on 1 April 2002. The gain realized on the sale of Ben Nederland Group shares amounted to €972 million and was recognized in September 2002 in non-recurring revenue (see note 24).

The Group's share of the assets, liabilities and operating income of the joint venture in Ben Nederland Group, which are included in the consolidated financial statements, are as follows:

	As of 31 December	
	2001	2002
	(€) (in millions)	(€)
Non-current assets	357	—
Current assets	43	—
Total	400	—
Non-current liabilities	215	—
Current liabilities	185	—
Total	400	—

	Year ended 31 December	
	2001	2002
	(€) (in millions)	(€)
Total revenue	159	42
Total operating expenses before depreciation and amortization	(198)	(44)
Operating income before depreciation and amortization	(39)	(2)
Depreciation and amortization	(27)	(10)
Operating income	(65)	(12)

Joint-venture interests other than Ben Nederland Group

The Group's share of the assets, liabilities, revenues and expenses of these joint-venture interests is not material to the consolidated financial statements.

Note 5.3. Acquisitions of subsidiaries and joint ventures

No significant acquisitions of subsidiaries or joint-ventures occurred in the three years presented.

Note 5.4. Disposals of subsidiaries or joint-ventures and decreases in participating interests

The following disposals of subsidiaries and decreases of participating interests occurred during 2002:

- The Group divested its interest in Ben Nederland Group on 25 September 2002 (see note 5.2.).
- The Group sold its remaining 27% in Paratel in June 2002.
- The Group's investment in Alert Services Holding and subsidiaries was diluted from 95% to 28% due to a capital increase by Securitas Direct International ("SDI") in these companies in February 2002. The dilution resulted in a gain of €9 million that is recognized in the income statement in non-recurring revenue (see note 24). Because the Group no longer holds control in these entities but continues to exercise significant influence, the consolidation method was switched from full consolidation to equity method in February 2002. In connection with this transaction, in 2001 the Group acquired put options with SDI for the remaining 28% stake held in Alert Services Holding and subsidiaries. The fair value of the option is recorded under other non-current assets for an amount of €13 million at 31 December 2003 (see note 10) .
- On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in Louis Dreyfus Communications Networks SA (hereinafter referred to as "LDCom"), an unlisted French telecommunications provider. This transaction resulted in a non-recurring gain of €104 million (see note 24). The investment in LDCom was initially recognized at cost in March 2002.

A summary of the assets and liabilities disposed of during the year 2002 is as follows:

	(€) (in millions)
Non-current assets disposed of	436
Current assets disposed of, excluding cash and cash equivalents	90
Cash and cash equivalents disposed of	62
Non-current liabilities disposed of	(4)
Current liabilities disposed of	(276)
Net assets disposed of	309
Consideration received	1,393
Gain on disposal	1,085

The net cash inflow on disposal is as follows:

	(€) (in millions)
Cash received	1,173
Cash and cash equivalents disposed of with the subsidiaries	(62)
Net cash inflow	1,111

Ben Nederland Group contributed a loss of €14 million to the Group accounts for the period 1 January 2002 through 31 March 2002. Belgacom France contributed a loss of €6 million from 1 January 2002 through 22 March 2002.

No significant disposals of subsidiaries or joint ventures or decreases of participating interests occurred in 2003.

Note 6. Enterprises accounted for under the equity me od

The investments in enterprises accounted for under th quity method are summarized as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Tritone Telecom BV	0	0	0
Alert Services Holding and subsidiaries[1]	—	31	27
Total	0	31	27

(1) Companies of Alert Services Holding and subsidiaries are incorporated in Belgium, the Netherlands and France.

Loss from these enterprises accounted for using the equity method is summarized as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Tritone Telecom BV	(25)	(3)	0
Alert Services Holding and subsidiaries	—	(2)	(4)
Other	—	(6)	—
Total	(25)	(12)	(4)

From 2001 through July 2002, the Group held 55% of Tritone Telecom BV, a company that provides fixed telephony in the Netherlands and Belgium. The Group accounted for its investment in Tritone using the equity method based on the existence of participating rights of other shareholders, which prevented the Group from exercising control. During 2001, Belgacom granted loans of €30 million to finance the operations of Tritone. At 31 December 2001, the investment in Tritone was written off and the Group's loans to Tritone were reduced to net realizable value.

On 18 October 2001, the Group decided to cease funding of the Tritone operations and implemented actions to unwind the operations of Tritone. In 2001, the Group recorded non-recurring expenses of €29 million to cover the negative net assets of Tritone it had committed to fund. In 2002, an additional accrual amounting to €9 million was recorded for breach of contracts. Tritone ceased its operating activities in July 2002.

As a result of the dilution of its stake in Alert Services Holding and subsidiaries from 95% to 28% in 2002 (see note 5.4.), the Group changed its accounting for this investment from the full consolidation method to the equity method.

Note 7. Other participating interests

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
LDCom Networks SA	—	187	140
Other unlisted shares	73	81	68
Unlisted shares	73	269	208
Listed shares	1	1	1
Total	74	270	209

On 22 March 2002, the Group sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in LDCom (see note 5.4.).

Other unlisted and listed shares include primarily interests in companies in the satellite, Internet, multimedia and venture capital industries.

In 2003, the Group recorded an impairment loss on its participating interest in LDCom for an amount of €47 million. The recoverable amount of LDCom was determined based on a discounted cash flow analysis (using a discount rate of 9%) and EBITDA multiples valuation of LDCom's business and on other publicly available information. These methods resulted in a range of values between €120 and €160 million. Impairment losses on other unlisted shares amounted to €6 million in 2001, €10 million in 2002 and €8 million in 2003. All these impairment losses are recorded as financial expenses (see note 30).

Remeasurement to fair value of some other participating interests resulted in increases of their carrying amount for €28 million in 2002 and for €2 million in 2003 that were recorded directly in equity.

Note 8. Income taxes

Gross deferred income tax assets/(liabilities) relate to the following:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Deferred income tax liabilities			
Accelerated depreciation for tax purposes	(121)	(90)	(39)
Remeasurement of financial instruments to fair value	0	0	(1)
Deferred taxation on sales of property, plant and equipment	(10)	(73)	0
Other	(10)	(12)	(24)
Gross deferred income tax liabilities	(141)	(175)	(64)
Deferred income tax assets			
Remeasurement of financial instruments to fair value	2	7	7
Post-employment and termination benefits	372	220	14
Tax losses carried forward	0	301	553
Capital losses on investments in subsidiaries	70	64	69
Other	24	21	23
Gross deferred income tax assets	468	613	665

Net deferred income tax assets/(liabilities), when grouped per taxable entity, are as follows:

Net deferred income tax liability	(45)	(43)	(46)
Net deferred income tax asset	371	482	647

The Group has tax losses carried forward arising in Belgium that are available indefinitely to offset future taxable profits of the companies in which these losses arose.

At 31 December 2003, Belgacom SA accumulated tax losses amount to €1,735 million as a result among others, of the non-recurring expenses related to the BeST restructuring program launched in 2002 and the non-recurring expense related to the transfer of the pension obligations for statutory employees in 2003. A deferred tax asset has been recorded for an amount of €301 million in 2002 and was increased to €553 million in 2003. Based on the current business plan of Belgacom SA, future taxable profit will be available against which the tax losses can be utilized.

Deferred tax assets have not been recognized in respect of the losses of subsidiaries that have been loss-making for several years. On 31 December 2003, an amount of €49 million of cumulative tax losses carry forwards and tax credits is available for such Belgian companies.

Belgacom's share in the undistributed retained profit of subsidiaries amounts to €1,567 million at 31 December 2003 and is taxable at an effective tax rate of 1.7% upon remittance to the parent company. At 31 December 2003, a deferred tax liability has been recorded on €719 million of those unremitted earnings since these are intended to be distributed in the foreseeable future.

Deferred tax income/(expense) relate to the following:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Relating to deferred income tax liabilities			
Accelerated depreciation for tax purposes	(31)	7	51
Deferred taxation on sales of property, plant and equipment	1	(38)	73
Other	(1)	(2)	(12)
Relating to deferred income tax assets			
Remeasurement of financial instruments to fair value	2	5	1
Post-employment and termination benefits	(98)	(152)	(206)
Tax losses carried forward	0	301	251
Capital losses on investments in subsidiaries	67	(5)	5
Other	(1)	(2)	1
Deferred tax income/(expense) of the year	(61)	113	163

In 2001, the current income tax rate in Luxembourg was reduced from 37.45% to 30.38%, which resulted in deferred tax income of €2 million in 2001.

The current income tax rate applicable to the entities incorporated in Belgium was reduced from 40.17% to 33.99% in 2002, as from 1 January 2003 onwards. Since the reduced tax rate was enacted at 31 December 2002, the resulting deferred tax charge of €82 million was recorded in 2002.

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current income tax			
Current income tax expense	(368)	(316)	(369)
Adjustments in respect of current income tax of previous periods	0	0	(3)
Deferred income tax			
Income/(expense) resulting from changes in temporary differences	(63)	195	163
Income/(expense) resulting from a reduction in income tax rates	2	(82)	0
Total deferred tax income/(expense)	(61)	113	163
Income tax expense reported in consolidated income statement	(429)	(203)	(208)

The reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the Group's effective income tax rate for the years ended 31 December is as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Profit from operating activities before income tax	1,084	1,445	534
At Belgian statutory income tax rate of 40.17%	435	580	0
At Belgian statutory income tax rate of 33.99%	0	0	182
Effect of reduction in income tax rates on closing balance of deferred income tax	(2)	82	0
Income tax consequences of disposal of subsidiaries	(4)	(437)	0
Income tax consequences of capital losses on investments in subsidiaries	(70)	(6)	(19)
Non-taxable income from subsidiaries	(56)	(56)	(45)
Non-deductible expenditures for income tax purposes	121	42	75
Other	4	(1)	17
Income tax expense	429	203	208
Effective income tax rate	39.59%	14.08%	38.98%

In 2002, the income tax consequences of the disposal of subsidiaries mainly relate to the gain on the sale of Ben Nederland Group shares and on the sale of Belgacom France shares.

As a result of the sale of the French ISP activities in 2001, the parent company Belgacom SA will have the opportunity to deduct the capital losses on the Infosources investment from its future profits. A deferred tax asset of €70 million has consequently been recorded in 2001 because it is more likely than not that these deferred tax assets will be realized in the foreseeable future.

The non-taxable income from subsidiaries primarily relates to the income of Belgacom Services, which is subject to a tax regime that is not based on taxable income.

Non-deductible expenditures for income tax purposes primarily relate to unrecognized tax losses carry forward, goodwill amortization and various expenses that are disallowed for tax purposes. The strong decrease in 2002 is primarily due to lower unrecognized tax losses carry forward as a result of the sale of Ben Nederland Group and Belgacom France.

Other adjustments mainly include deferred tax liabilities recognized on unremitted profits of subsidiaries.

Note 9. Pension asset & liability for pensions and other post-employment benefits

The Group has five plans that are summarized below and detailed by plan:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined benefit pension for statutory employees of Belgacom SA and BeST and PTS termination benefits (Pension Fund I)	1,095	1,368	665
Complementary defined benefit plan for Belgacom SA and some subsidiaries (Pension Fund II)	2	2	3
Post-employment benefits other than pensions	142	156	153
Liability for child allowances benefits	13	18	18
Net liability recognized in the balance sheet	1,252	1,545	840
Complementary defined benefit plan for Belgacom Mobile SA (Pension Fund III)	6	7	6
Net asset recognized in the balance sheet	6	7	6

The calculation of the net liability is based on the assumptions that are established at the balance sheet date. The assumptions for the various plans have been determined based on both macro-economic assumptions and the specific terms of duration and beneficiary population of each plan in order to apply the most relevant measure of estimated outflow of resources

A. Pensions and termination benefits for statutory employees of Belgacom SA

Until 22 December 2003, pensions for statutory employees (i.e. legacy civil servants) of Belgacom SA were not covered by the Belgian social security system but by a non-contributory defined benefit pension plan organized by the Group itself. This plan provides a benefit based on years of service and on the employees' average income over a specified period. The defined benefit obligation of the statutory pension plan furthermore includes the liability for termination benefits in respect of the restructuring programs People, Teams and Skills ("PTS") and Belgacom E-Strategic Transformation ("BeST").

As a result of an agreement signed on 2 October 2003 between the Company and its shareholders (the Belgian State and ADSB Telecommunications B.V.) (hereinafter "the Protocol Agreement"), the Belgian State issued the law of 11 December 2003 and related Royal Decrees that regulated the transfer of Belgacom's pension liability in respect of statutory employees towards the Belgian State prior to 31 December 2003. In this respect, Belgacom paid on 22 December 2003 an extra contribution of €1,381 million to the pension fund in order to fully fund the pension liability up to the maximum liability amount of €5,000 million stipulated in the law. This payment released Belgacom from its existing pension obligations, and consequently the Company recorded in December 2003 the settlement of the defined benefit pension plan. The related settlement loss of €897 million is disclosed as a non-recurring expense in the income statement.

Articles 9 and 10 of the law of 11 December 2003 furthermore state that, starting 1 January 2004, Belgacom pays higher employer social security contributions in respect of pensions.

The liability for termination benefits in respect of the restructuring programs BeST and PTS that historically was incorporated in the liability of the defined benefit pension plan, is not transferred to the Belgian State. After the transfer of the pension obligations, the population and characteristics of this remaining liability are substantially different from those prevailing before the transfer of the defined benefit pension plan. Therefore, the actuarial assumptions for the remaining liability were modified at 31 December 2003 and the related expenses are reported as part of the settlement loss of €897 million. Any re-measurement of the remaining liability is recognized immediately in the income statement.

The PTS restructuring program was implemented in the years 1997 and 1998. This program consisted of a voluntary early retirement program offered to 6,290 employees. The voluntary early retirement program has been accepted by 98% of those offered this early leave. Under the terms of the plan, the Group will pay bridge pension amounts until the year 2007.

During the first quarter of 2002, Belgacom SA implemented the BeST restructuring program. The program offered all statutory employees aged 50 years and older, and having 20 or more service years in the company, the option to voluntarily early leave the company in return for a guaranteed monthly payment of a percentage of their base salary. The program allows the employees to receive full pension benefits and provides them with additional years of service towards their pension benefits. The BeST program resulted in an increase of the defined benefit obligation via non-recurring costs (see note 28) of €754 million specified as follows:

- cost of €712 million for special termination benefits representing the cost of the departure premiums, the salary continuation and additional service cost until pension; and
- curtailment losses of €42 million resulting from the effective pensioning date moving forward from the age of 62 years to 60 years.

Under the terms of the plan, the Group will pay guaranteed salary allowances until the year 2012. The number of employees that accepted the offer was 4,157.

The BeST and PTS programs also involved substantial expenses for training and job conversion for other employees. These expenses are recorded as a period cost when they occur.

The funded status of the pension plan is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	4,426	5,228	671
Plan assets at fair value	(3,305)	(3,320)	(6)
Benefit obligation in excess of plan assets	1,121	1,908	665
Unrecognized actuarial loss	(26)	(540)	0
Net liability recognized in the balance sheet	1,095	1,368	665

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current service cost—employer	59	45	23
Interest cost	285	320	329
Expected income on plan assets	(276)	(264)	(266)
Actuarial loss/(gain) recognized	0	0	12
Past service cost recognized	0	0	2
Expense recognized in the income statement, before curtailment, settlement and special termination benefits	68	100	100
Special termination benefits	0	699	0
Curtailment/settlement loss	0	40	897
Expense recognized in the income statement	68	839	997

The movement in the net liability recognized in the balance sheet is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	1,306	1,095	1,368
Expense for the period	68	839	997
Actual employer contribution	(278)	(566)	(1,700)
At the end of the year	1,095	1,368	665

Change in plan assets:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	3,458	3,305	3,320
Actual gain/(loss) on plan assets	(158)	(255)	302
Actual employer contribution	278	566	1,700
Employee contribution	0	5	29
Settlements	0	0	(5,000)
Distributions to beneficiaries	(274)	(301)	(346)
At the end of the year	3,305	3,320	6

Change in the defined benefit obligation:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	4,381	4,426	5,228
Service cost	59	45	23
Interest cost	285	320	329
Actuarial loss recognized	0	0	405
Past service cost recognized	0	0	2
Special termination benefits	0	739	0
Settlements	0	0	(5,000)
Distributions to beneficiaries	(274)	(301)	(346)
Employee contribution	0	5	29
Actuarial gain	(25)	(6)	0
At the end of the year	4,426	5,228	671

The pension liability was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
	(€)	(€)	(€)
Discount rate	6.50%	6.50%	3.70%
Expected rate of return on plan assets	8.00%	8.00%	—
Future price inflation	2.30%	2.30%	1.40%
Real future baremic salary increase	1.25%	1.25%	0.00%
Pension increase	0.48%	0.48%	0.48%

The pension liability for statutory employees was determined using the Belgian official mortality tables, adjusted for mortality experience of the statutory retirees.

At 31 December 2003, no assumption has been determined for the return on plan assets because no plan assets are accumulated for the BeST and PTS termination benefits.

B. Complementary pension plan of Belgacom SA and some subsidiaries

In addition to the above statutory pension plan, the Group set up a complementary defined benefit pension plan in 1997 for management that provides pension benefits for services as of 1 January 1997. The related separately administrated pension fund was created in 1998.

The funded status of the pension plan is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	22	26	32
Plan assets at fair value	(19)	(21)	(29)
Benefit obligation in excess of plan assets	3	5	3
Unrecognized actuarial loss	(1)	(3)	(1)
Net liability recognized in the balance sheet	2	2	3

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current service cost—employer	6	7	6
Interest cost	1	1	2
Expected income on plan assets	(2)	(2)	(2)
Expense recognized in the income statement	5	6	6

The movement in the net liability recognized in the balance sheet is:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	1	2	2
Expense for the period	5	6	6
Actual employer contribution	(5)	(6)	(6)
At the end of the year	2	2	3

Change in plan assets:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	16	19	21
Actual gain / (loss) on plan assets	(1)	(3)	2
Actual employer contribution	5	6	6
Benefits payments and expenses	0	(1)	0
At the end of the year	19	21	29

Change in the defined benefit obligation:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	16	22	26
Service cost	6	7	6
Interest cost	1	1	2
Benefits payments and expenses	0	(1)	0
Actuarial gain	0	(4)	(2)
At the end of the year	22	26	32

The pension liability was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
Discount rate	6.50%	6.50%	6.10%
Expected rate of return on plan assets	8.00%	8.00%	8.00%
Future price inflation	2.30%	2.30%	2.30%
Real future salary increase	2.50%	2.50%	2.50%
Real future baremic salary increase	1.25%	1.95%	1.95%

C. *Complementary pension plan of Belgacom Mobile*

Belgacom Mobile, a subsidiary of Belgacom, has a complementary defined benefit pension plan for its employees. The related separately administered fund was created in 2001.

The funded status of the pension plan is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	(15)	(21)	(29)
Plan assets at fair value	19	18	24
Benefit obligation lower than/ (in excess of) plan assets	4	(2)	(4)
Unrecognized actuarial loss	2	9	10
Net asset recognized in the balance sheet	6	7	6

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current service cost—employer	5	4	4
Interest cost	1	1	1
Expected income on plan assets	(1)	(2)	(2)
Past service cost recognized	(3)	0	0
Expense recognized in the income statement	2	3	5

The movement in the net asset recognized in the balance sheet is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	2	6	7
Expense for the period	(2)	(3)	(5)
Actual employer contribution	6	4	4
At the end of the year	6	7	6

Change in plan assets:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	15	19	18
Actual gain/(loss) on plan assets	(1)	(5)	2
Actual employer contribution	6	4	4
Benefits payments and expenses	(1)	0	0
At the end of the year	19	18	24

Change in the defined benefit obligation:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	14	15	21
Service cost	5	4	4
Interest cost	1	1	1
Amortization of past service cost	(3)	0	0
Benefits payments and expenses	(1)	0	0
Actuarial loss/(gain)	(1)	1	2
At the end of the year	15	21	29

The pension liability was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
Discount rate	6.50%	6.50%	6.10%
Expected rate of return on plan assets	8.00%	8.00%	8.00%
Future price inflation	2.30%	2.30%	2.30%
Real future salary increase	3.00%	3.00%	3.00%

D. Post-employment benefits other than pensions

Historically, the Group granted to its retirees post-employment benefits other than pensions in the form of train ticket discounts, hospitalization insurance, reimbursement of medical expenses and a socio-cultural aid premium. All post-employment benefits other than pensions are directly paid by the Group to the retirees and therefore no plan assets are accumulated for such benefits. In 2003, the reimbursement of medical expenses was abolished and the benefits in respect of hospitalization insurance were expanded.

The funded status of the plan is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	134	157	160
Plan assets at fair value	0	0	0
Benefit obligation in excess of plan assets	134	157	160
Unrecognized actuarial gain/(loss)	8	0	(4)
Unrecognized past service cost	0	0	(3)
Net liability recognized in the balance sheet	142	156	153

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Current service cost—employer	1	1	1
Interest cost	9	9	10
Actuarial gain recognized	(1)	(1)	0
Past service cost recognized	0	0	10
Expense recognized in the income statement, before curtailment, settlement and special termination benefits	9	9	21
Special termination benefits	0	8	0
Curtailment or settlement loss/(gain)	0	2	(14)
Expense recognized in the income statement	9	19	7

The movement in the net liability recognized in the balance sheet is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	141	142	156
Expense for the period	9	19	7
Actual employer contribution	(8)	(5)	(10)
At the end of the year	142	156	153

Change in the defined benefit obligation:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
At the beginning of the year	133	134	157
Service cost	1	1	1
Interest cost	9	9	10
Amortization of actuarial gain/loss	(1)	(1)	0
Past service cost	0	0	14
Special termination benefits and curtailment (gain)/loss	0	10	(14)
Distributions to beneficiaries	(8)	(5)	(10)
Actuarial loss	1	8	3
At the end of the year	134	157	160

The liability for post-employment benefits other than pensions was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
Discount rate	6.50%	6.50%	6.10%
Future cost trend	2.03%	2.67%	2.60%
Future price inflation	2.30%	2.30%	2.30%

The liability for post-employment benefits other than pensions is determined using the Belgian official mortality tables, adjusted for mortality rates of the statutory retirees.

E. Liability for child allowance benefits

The Group has a legal obligation to pay child allowance benefits to a limited number of statutory retirees and to the BeST and PTS beneficiaries. Those amounts are directly paid by the Group since no plan assets are accumulated for such benefits. Any re-measurement of the liability is recognized immediately in the income statement.

The funded status of this benefit is as follows:

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Defined Benefit Obligation	13	18	18
Plan assets at fair value	0	0	0
Net liability recognized in the balance sheet	13	18	18

The liability for child allowance benefits was determined using the following assumptions:

	As of 31 December		
	2001	2002	2003
Discount rate	5.00%	5.00%	5.00%
Inflation	1.80%	1.80%	1.80%
Estimated maximum entitlement age for children (years)	22	22	22

Note 10. Other non-current assets

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Derivatives held-for-hedging	116	109	76	Note 20
Other derivatives	12	16	0	Note 20
Receivables from joint-ventures	87	0	0	
Put option related to Alert Services Holding	11	12	13	Note 5.4
Other financial assets	19	12	14	
Total	246	149	104	

In 2001, the receivables from joint ventures included the loans to Ben Nederland Group that were not fully eliminated because the joint venture was proportionally consolidated. The loans carried a variable rate (Euribor) and were repaid on 25 September 2002 when Belgacom divested its interest in the Ben Nederland Group (see note 5.2.).

Note 11. Trade receivables

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Gross receivables	1,242	1,101	1,032
Allowance for doubtful debtors	(166)	(153)	(159)
Total	1,077	947	873

Note 12. Other current assets

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Value-added tax receivables	10	16	12	
Derivatives held for hedging	0	11	1	Note 20
Other derivatives	0	0	14	Note 20
Prepaid expenses and accrued income	29	32	24	
Other receivables	20	19	16	
Total	60	77	67	

Note 13. Investments

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Fixed income securities	0	250	0
Shares	3	36	42
Total	3	286	42

In 2002, the Group invested its cash primarily in fixed income securities from JP Morgan Benelux Funding Inc. The securities were sold in January 2003. These fixed income securities are classified as available-for-sale.

Note 14. Cash and cash equivalents

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Fixed income securities	471	896	0
Short-term deposits	287	386	214
Cash at bank and in hand	47	43	348
Total	805	1,326	562

The Group invests most of its surplus liquidities in commercial paper or treasury certificates held-to-maturity and carried at amortized cost. Short-term deposits are made for periods varying between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Note 15. Shareholders' equity

On 16 December 1994, the legal status of Belgacom SA was transformed from "Autonomous State Company" into a "Limited Liability Company under Public Law". As part of this transformation, the issued capital of €992 million was created through incorporation of retained earnings and issuance of 40 million fully paid registered shares with no par value. As part of the conversion to the Euro as legal tender in Belgium, the issued capital was increased by €8 million to €1,000 million in 2001, through the incorporation of retained earnings.

Distribution of retained earnings by Belgacom SA, the parent company, is limited by a restricted reserve accumulated in prior years in accordance with Belgian Company Law up to 10% of Belgacom's issued capital.

On 30 December 2003, Belgacom SA purchased 1,238,095 (before the 10 for 1 share split approved 19 February 2004 as disclosed in note 31) of its own shares from its shareholder ADSB Telecommunications BV for an amount of €325 million. In accordance with the agreement concluded on 2 October 2003 between Belgacom and its shareholders the price at which these shares were bought (€262.50) will be adapted to the price at which Belgacom shares are offered to institutional investors in case an initial public offering ("IPO") would take place. An amendment to this agreement concluded on 19 February 2004 foresees an alternative for the case that a cash reimbursement by Belgacom to ADSB is due and the consolidated distributable reserves would become insufficient for such a price adjustment, the dividends for 2003 and the second buy back described in note 39. In this case, Belgacom returns, for the amount exceeding the consolidated distributable reserves, a number of own shares purchased in 2003 back to ADSB (volume adjustment), resulting in a remaining volume of own shares acquired for a price per share which will equal the IPO price for institutional investors. During an Extraordinary Shareholders Meeting held on 19 February 2004, the shareholders decided to cancel the own shares acquired in December 2003, potentially adjusted by the volume adjustment described above. This cancellation must be executed no later than 1 April 2004.

Belgacom SA has a statutory obligation to distribute 5% of the parent company income before taxes to its employees. For IFRS purposes, this profit distribution is accounted for as personnel expenses.

Note 16. Interest-bearing liabilities

Note 16.1. Non-current interest-bearing liabilities

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Unsubordinated debentures	389	396	345	
Credit institutions	425	125	0	
Derivatives held for hedging	0	0	2	Note 20
Other derivatives	13	25	24	Note 20
Total	827	547	371	

Non-current interest-bearing liabilities, by year of maturity, are summarized as follows (state of borrowings at 31 December 2003):

		Interest rate [c]	As of 31 December			Maturity date[*]		
			2001	2002	2003	2005	2006	2008-26
			(€)	(€) (in millions)	(€)	(€)	(€) (in millions)	(€)
Unsubordinated debentures								
Floating rate borrowings								
EUR	(b)	3.02%	31	31	31	31		
Fixed rate borrowings								
JPY	(a)	4.31% to 5.67%	242	242	242	25		217
EUR			20	20				
Credit institutions								
Floating rate borrowings								
EUR			227					
Fixed rate borrowings								
ITL			62	62				
CHF			60					
GBP			59	59				
Total			701	414	273	56		217
Fair value remeasurement—loans hedged			113	108	72			
Fair value remeasurement—derivatives			13	25	26			
Total			827	547	371			

(*) State of non-current interest-bearing liabilities per maturity date at 31 December 2003.
(a) Has been converted by means of an interest rate and currency swap into a EUR loan with floating rate.
(b) An amount of €31 million was swapped into EUR fixed.
(c) Interest rate for the year 2003 (for floating rate borrowings, average interest rate).

All long-term debt is unsecured. Early repayment can be requested for long-term debt amounting to €121 million, if the ownership of the Belgian State in Belgacom falls below 50% + 1 share.

The state of long-term borrowings at 31 December 2003 is as follows:

3.02% unsubordinated debentures in Euro

These are bonds issued by Belgacom Finance SA for which interest is payable annually and principal is repayable in full at maturity.

4.31% to 5.67% unsubordinated debentures in JPY

These are bonds issued by Belgacom SA for which interest is payable annually and principal is repayable in full at maturity date.

Note 16.2. Current interest-bearing liabilities

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Unsubordinated debentures—current portion	362	0	20
Credit institutions—current portion	0	60	121
Other loans—current portion	10	0	0
Other current financial debt	102	7	14
Total	474	68	155
Fair value remeasurement—loans hedged	0	10	(1)
Total	474	78	154

Bank credit facilities at 31 December 2003

In addition to the interest bearing liabilities disclosed in this note 16.1 and 16.2, the Group has long-term bilateral credit facilities of €248 million and short-term bilateral credit facilities of €501 million. These facilities are provided by a diversified group of banks. At 31 December 2003, there was no outstanding balance under the long-term and short-term facilities

The Group has also established a USD 1 billion Euro Medium Term Note ("EMTN") Program and a €1 billion Commercial Paper ("CP") Program. At 31 December 2003, there was an amount of €50.7 million outstanding under the EMTN Program with an average remaining maturity of two years. There was no outstanding balance under the CP Program at 31 December 2003.

Note 17. Provisions

	Worker's accidents	Litigation	Illness days	Other risks	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
As of 1 January 2001	48	34	38	26	147
Additions	2	40	12	35	88
Utilizations	0	(23)	(12)	(5)	(40)
As of 31 December 2001	50	51	38	56	195
Additions	1	27	13	37	77
Utilizations	0	(6)	(13)	(35)	(53)
Withdrawals	0	(6)	0	(5)	(10)
As of 31 December 2002	51	66	38	53	209
Additions	1	11	12	19	44
Utilizations	(3)	(1)	(12)	(20)	(35)
Withdrawals	0	(5)	0	(2)	(7)
As of 31 December 2003	49	71	38	51	210

Provision for workers' accidents relates to compensation that Belgacom SA could pay to members of personnel injured (including professional illness) when performing their job and on their way to work. Until 31 December 2002, according to the law of 1967 (public sector) on labor accidents, this compensation was funded and paid directly by Belgacom. This provision (annuities part) is based on actuarial data including mortality tables, compensation ratios, interest rates and other factors defined by the law of 1967 and calculated with the support of a professional insurer. Taking into account the mortality table, it is expected that most of these costs will be paid during the period from 1 January 2003 through 31 December 2053.

As from 1 January 2003, contractual employees are subject to the law of 1971 (private sector) and statutory employees remain subject to the law of 1967 (public sector). For both contractual and statutory employees, Belgacom is covered as from 1 January 2003 by insurance policies for workers' accidents and therefore will not pay directly members of personnel.

The provision for litigation represents management's best estimate for probable losses due to pending litigation where Belgacom has been sued by a third party or is subject to a judicial dispute. The expected timing of the related cash outflows depends on the progress and duration of the underlying judicial procedures.

The provision for illness days represents management's best estimate of probable charges related to the granting by Belgacom of accumulating non-vesting illness days to its statutory employees. The provision has been determined based on statistical data.

The provision for other risks primarily includes the provision for environmental risks, the expected costs for dismantling and restoration of mobile antenna sites and probable charges in respect of certain municipal and provincial taxes. It is expected that most of these costs will be paid during the period 2003-2007 (environmental costs and tax costs), or during the period 2008-2017 (restoration costs). The provision for restoration costs is estimated at current prices and discounted using a discount rate of 5.52%.

Note 18. Other non-current payables

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Other derivatives	9	14	0	Note 20
Other amounts payable	0	4	3	
Total	9	18	3	

Note 19. Other current payables

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
V.A.T. payable	3	4	6	
Payables to employees	126	113	80	
Accrual for holiday pay	51	55	60	
Accrual for social security contributions	28	40	33	
Taxes withheld on remuneration	19	17	17	
Special dividend declared on 9 December 2002	0	160	0	
Deferred income	150	143	128	
Derivatives held-for-hedging	0	0	2	Note 20
Other derivatives	0	0	16	Note 20
Accrued expenses	45	41	33	
Other amounts payable	12	16	10	
Total	434	588	384	

The special dividend declared on 9 December 2002 was paid in February 2003.

Note 20. Derivatives

	As of 31 December			
	2001	2002	2003	
	(€)	(€) (in millions)	(€)	
Non-current assets				
Derivatives held-for-hedging	116	109	76	Note 10
Other derivatives	12	16	0	Note 10
Current assets				
Derivatives held-for-hedging	0	11	1	Note 12
Other derivatives	0	0	14	Note 12
Total	128	136	91	
Non-current liabilities				
Other derivatives—interest-bearing liabilities	13	25	26	Note 16
Other derivatives—non-interest-bearing liabilities	9	14	0	Note 18
Current liabilities				
Derivatives held-for-hedging	0	0	2	Note 19
Other derivatives	0	0	16	Note 19
Total	21	40	43	

The Group makes use of derivatives such as interest rate swaps (IRS), interest rate and currency swaps (IRCS) and forward exchange contracts.

Belgacom owns mainly derivatives for hedge purposes. Hedges are fair value hedges, with re-measurement to fair value of hedged items and hedging derivatives recorded in the income statement. Belgacom does not hold or issue derivatives for trading purposes but, when the relationship between hedging instrument and hedged item does not meet the criteria for hedge accounting set by IAS 39, derivatives are accounted for as held-for-trading with re-measurement to fair value recorded into the income statement.

The table below shows the positive and negative fair value of derivatives, included in the balance sheet respectively as current/non-current assets or liabilities, together with the notional amounts analyzed by the term of maturity:

		As of 31 December 2001						
		Fair value		Notional amount				
		Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	Total
		(€) (in millions)	(€)	(€)	(€) (in millions)	(€)	(€)	(€)
Interest rate swaps		3				20		20
Interest rate and currency swaps		112				145	217	362
Derivatives held as fair value hedges		116	0	0	0	165	217	382
Interest rate swaps		3	(13)			148	144	292
Forward foreign exchange contracts								0
Currency options	bought	0		2				2
	sold			2				2
Equity options	bought	9				20		20
	sold		(9)			20		20
Derivatives not qualifying as hedges		12	(21)	4	0	188	144	335
Total		128	(21)	4	0	353	361	717

		As of 31 December 2002						
		Fair value		Notional amount				
		Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	Total
		(€) *(in millions)*	(€)	(€)	(€) *(in millions)*	(€)	(€)	(€)
Interest rate swaps		2				20		20
Interest rate and currency swaps		117			60	85	217	362
Derivatives held as fair value hedges		120	0	0	60	105	217	382
Interest rate swaps		2	(25)		62	86	144	292
Forward foreign exchange contracts			0	17	3			20
Currency options	bought							0
	sold							0
Equity options	bought	14				20		20
	sold		(14)			20		20
Derivatives not qualifying as hedges		16	(40)	17	65	126	144	352
Total		136	(40)	17	125	231	361	734

	As of 31 December 2003						
	Fair value		Notional amount				
	Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	Total
	(€) (in millions)	(€)	(€)	(€) (in millions)	(€)	(€)	(€)
Interest rate swaps	1			20			20
Interest rate and currency swaps	76	(4)	—	59	25	217	301
Derivatives held as fair value hedges	77	(4)	0	79	25	217	321
Interest rate swaps	1	(24)		62	86	144	292
Forward foreign exchange contracts		(2)	50				50
Currency options bought							0
sold							0
Equity options bought	13			20			20
sold	—	(13)	—	20	—	—	20
Derivatives not qualifying as hedges	14	(40)	50	102	86	144	382
Total	91	(43)	50	181	111	361	703

Note 21. Financial risk management objectives and policies

The Group is exposed to market risks, including interest rates and foreign currency exchange rates risks, associated with underlying assets, liabilities and anticipated transactions. Based on the analysis of these exposures, Belgacom selectively enters into derivatives to manage the related risk exposures.

Interest rate risk

The Group manages its exposure to changes in interest rates and its overall cost of financing by using mainly interest rate swaps and forward rate agreements. The main interest rate instruments used are interest rate swaps. They are used to transform the interest rate exposure on the underlying assets or liabilities from a fixed interest rate to a floating interest rate or vice versa.

At 31 December 2003, based on the Group's internal risk management model, after taking into account the effect of interest rate swaps, approximately 51% of the Group's borrowings were at a fixed interest rate.

The tables below summarize the borrowings' portfolio, the currency swap agreements, the net currency obligations and the interest rate swap agreements of the Group at 31 December 2001, 2002 and 2003:

	As of 31 December 2001								
	Direct borrowing			Currency swap agreements(*)			Net currency obligations		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	(€) (in millions)			(€) (in millions)			(€) (in millions)		
EUR									
Fixed	474	7.20%	1				474	7.20%	1
Variable				362	5.60%	12	362	5.60%	12
GBP									
Fixed	65	6.30%	2	(65)	6.30%	2	0	0.00%	0
Variable									
CHF									
Fixed	68	3.80%	2	(68)	3.80%	2	0	0.00%	0
Variable									
JPY									
Fixed	283	5.90%	16	(284)	5.90%	16	0	0.00%	0
Variable									
Total notional	890	6.50%	6				836	6.50%	5

(*) Detail of interest rate and currency swap (IRCS).

	As of 31 December 2002								
	Direct borrowing			Currency swap agreements(*)			Net currency obligations		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	(€) (in millions)			(€) (in millions)			(€) (in millions)		
EUR									
Fixed	82	6.50%	1.5				82	6.50%	1.5
Variable ...	31	4.04%	2.9	362	3.37%	10.6	393	3.42%	10.1
GBP									
Fixed	61	6.30%	1.4	(61)	6.30%	1.4	0	0.00%	0.0
Variable									
CHF									
Fixed	69	3.80%	1.0	(69)	3.80%	1.0	0	0.00%	0.0
Variable									
JPY									
Fixed	265	5.90%	15.3	(265)	5.90%	15.3	0	0.00%	0.0
Variable									
Total notional ...	508	5.70%	8.7				475	3.96%	8.7

(*) Detail of interest rate and currency swap (IRCS).

	As of 31 December 2003								
	Direct borrowing			Currency swap agreements(*)			Net currency obligations		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	(€) (in millions)			(€) (in millions)			(€) (in millions)		
EUR									
Fixed	82	7.88%	0.5				82	7.88%	0.5
Variable ...	31	3.02%	1.9	301	2.47%	11.7	332	2.52%	10.8
GBP									
Fixed	57	6.36%	0.4	(57)	6.36%	0.4	0	0.00%	0.0
Variable									
CHF									
Fixed	0	0.00%	0.0	0	0.00%	0.0	0	0.00%	0.0
Variable									
JPY									
Fixed	244	5.30%	14.3	(244)	5.30%	14.3	0	0.00%	0.0
Variable									
Total notional ...	414	5.79%	8.7				414	3.58%	8.7

(*) Detail of interest rate and currency swap (IRCS).

Detail of Interest Rate Swap (IRS)(*)

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Fixed rate to fixed rate	62	62	62
Fixed rate to variable rate	20	20	20
Variable rate to variable rate	31	31	31
Variable rate to fixed rate	200	200	200
Total	313	313	313

(*) In notional amount.

The Group making use of derivatives to hedge its financial assets or liabilities, the terms and conditions of the IRS contracts are interdependent with the terms and conditions of the underlying assets/liabilities they relate to.

Foreign currency risk

The Group's currency exposure relates to operational activities in foreign currencies that are not "naturally" hedged. In order to hedge the currency exposure, the Group may use derivatives such as currency options and forward exchange contracts.

Credit risk and significant concentrations of credit risk

Concentration of credit risk relating to local accounts receivable is limited due to the large number of customers. For accounts receivables from foreign telecommunication companies, the concentration of credit risk is also limited due to the netting agreements with accounts payable to these companies, prepayment obligations, bank guarantees and credit limits of credit insurers.

Credit risk arising from the inability of a counterpart to meet the terms of the Group's financial instruments is generally limited to the amount, if any, by which the counterpart's obligations exceed the obligations of the Group.

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event a counterpart fails to perform its obligations in relation to each class of recognized financial assets, including derivatives, is the carrying amount of those assets in the balance sheet.

The Group is exposed to credit loss in the event of non-performance by a counterpart on derivatives, but does not anticipate non-performance by any of these counterparts, given their very good credit rating. The amount of such exposure equals the market value of such contracts. The Group generally does not require collateral or other security from a counterpart as these are highly rated financial institutions.

Note 22. Net revenue

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Sales of goods	276	248	247
Rendering of services	5,105	5,004	5,130
Total	5,381	5,252	5,377

Note 23. Other operating revenue

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Income from directory business	24	25	27
Gain on disposal of intangible assets and property, plant and equipment	7	12	6
Gain on disposal of consolidated companies	0	3	0
Other income	55	46	46
Total	86	86	78

Note 24. Non-recurring revenue

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Gain on sale of Ben Nederland Group	0	972	0
Gain on dilution of investment in Belgacom Alert Services Holding	0	9	0
Gain on sale of Belgacom France	0	104	0
Total	0	1,085	0

Gains on the disposal of subsidiaries and joint-ventures are reported as non-recurring revenue when they individually exceed €5 million.

On 25 September 2002, Belgacom divested its interest in Ben Nederland Group. This sale resulted in the recognition of a gain of €972 million (see note 5.2.).

On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in LDCom. This sale resulted in the recognition of a gain of €104 million (see note 5.4.).

Note 25. Costs of materials and charges to revenue

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Purchases of materials	219	166	167
Purchases of services	1,271	1,188	1,210
Total	1,491	1,353	1,377

Purchases of materials are shown net of work performed by the enterprise that is capitalized for an amount of €19 million in 2001, €13 million in 2002 and €13 million in 2003.

Note 26. Personnel expenses and pensions

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Salaries and wages	871	822	782
Social security expenses	132	142	142
Pension costs	75	110	100
Post-employment benefits other than pensions	9	9	7
Other personnel expenses	11	18	15
Total	1,098	1,101	1,046

Pension costs of the year 2002 exclude special termination benefits and curtailment losses. These costs have been reported under non-recurring operating expenses because they represent one-time expenses due to employees who accepted the BeST voluntary early leave offer (see note 9).

Pension costs of the year 2003 exclude the settlement loss resulting from the transfer of the defined benefit pension plan for statutory employees towards the Belgian State. This loss is reported as non-recurring expense (see note 9).

Salaries and wages and social security expenses are shown net of work performed by the enterprise that is capitalized for an amount of €33 million in 2001, €33 million in 2002 and €36 million in 2003.

Note 27. Other operating expenses

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Rent expense	96	96	87
Maintenance and utilities	218	198	195
Advertising and public relations	157	153	149
Consultancy	123	117	121
Administration and training	70	64	69
Telecommunications, postage costs and office equipment	51	42	36
Outsourcing	23	18	30
Allowances on trade debtors	42	32	23
Impairment on intangible assets and property, plant and equipment	0	24	(8)
Taxes other than income taxes	11	42	33
Other operating charges(1)	60	76	45
Total	852	863	781

(1) Including unrealized and realized exchange gains amounting to €2 million in 2001 and €6 million in 2002 and unrealized and realized exchange losses amounting to €3 million in 2003.

Other operating expenses are shown net of work performed by the enterprise that is capitalized for an amount of €113 million in 2001, €103 million in 2002 and €86 million in 2003.

Note 28. Non-recurring expenses

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Sale of French Internet activities	32	0	0
Special termination benefits of BeST restructuring	0	712	0
Curtailment losses of BeST restructuring	0	43	0
Settlement loss on pension liability for statutory employees	0	0	897
Tritone restructuring	29	9	0
Total	62	764	897

Losses on the disposal of subsidiaries and joint-ventures that individually exceed €5 million and restructuring costs are recorded as non-recurring expenses.

In November 2001, the French Internet activities were sold and a write-down of the remaining goodwill on Infosources as well as transaction costs related to the divestment were recorded as non recurring operating expense (see note 3).

The Group recorded in 2001 and 2002 expenses related to the unwinding of the operations of Tritone (see note 6).

The Group recorded in 2002 special termination benefits of €712 million and curtailment losses of €43 million in respect of the BeST restructuring program (see note 9).

The Group recorded in 2003 a settlement loss of €897 million in respect of the transfer of the defined benefit pension plan for statutory employees towards the Belgian State (see note 9).

Note 29. Depreciation and amortization

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Amortization of goodwill	17	9	9
Amortization of licenses and other intangible assets	111	120	96
Depreciation of property, plant and equipment	701	731	683
Total	829	859	787

Note 30. Finance costs (net)

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Finance income			
Dividends received from other participating interests	9	0	0
Gain on disposal of other participating interests	0	0	5
Interest income	42	68	58
Fair value measurement of put option on Alert Services Holding (see note 5.4.)	11	1	1
Finance costs			
Interests and charges on debts	(76)	(69)	(35)
Discounting charges on provisions	(1)	(1)	(1)
Impairment losses on other participating interests (see note 7)	(6)	(10)	(55)
Fair value adjustments of financial instruments	(7)	(14)	0
Total	(26)	(25)	(27)

Note 31. Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

The following reflects the income and share data used in the computation of basic earnings per share:

	Year ended 31 December		
	2001	2002	2003
	(€)	(€) (in millions, except per share amounts)	(€)
Net income attributable to ordinary shareholders	553	1,142	172
Weighted average number of ordinary shares	400,000,000	400,000,000	399,932,160
Basic earnings per share	€1.38	€2.86	€0.43

Diluted earnings per share equal basic earnings as there were no dilutive effects on the weighted average number of shares nor on the net profit for the periods presented as the Group does not have a dilutive stock option program in place.

As decided in the Protocol Agreement between Belgacom and its shareholders, the company purchased on 30 December 2003 1,238,095 (before the 10 for 1 share split approved 19 February 2004) of its ordinary shares (see note 15).

There have been no transactions involving ordinary shares or potential ordinary shares since 31 December 2003 through the issuance date of these financial statements.

On 19 February 2004, the Extraordinary General Shareholders Meeting approved a share split whereby each ordinary share was replaced by ten new shares. This share split has been reflected in the weighted average number of ordinary shares and in the above earnings per share calculations.

Note 32. Dividends paid and proposed

	Year ended 31 December		
	2001	2002	2003
	(€)	(€)	(€)
	(in millions, except per share amounts)		
Dividends on ordinary shares			
Dividends proposed to the shareholders' meeting	253	280	395
Weighted average number of ordinary shares[1]	40,000,000	40,000,000	40,000,000
Dividend per share[1]	€6.33	€7.00	€9.88
Special dividend declared in December 2002 and paid in 2002 (€410 million) and in 2003 (€160 million)		570	
Special dividend per share[1]		€14.25	

(1) Before the 10 for 1 share split approved 19 February 2004 as disclosed in note 31.

The proposed dividends for the years 2001 and 2002 have been effectively paid in April 2002 and April 2003 respectively.

As decided in the Protocol Agreement between Belgacom and its shareholders, the €395 million of proposed dividends for the year 2003 will be distributed in 2004 in accordance with the shareholders structure of Belgacom SA that existed before the purchase of own shares on 30 December 2003 (see note 15).

Note 33. Related party disclosures

Note 33.1. Consolidated companies

Subsidiaries and joint-ventures are listed in note 5.
Enterprises accounted for under the equity method are listed in note 6.
Commercial terms and market prices apply for the supply of goods and services between Group companies.

Joint ventures

Ben Nederland Holding BV and subsidiaries

The Group had a joint venture interest in Ben Nederland Group until 31 March 2002 (see note 5.2.).

The Group sold goods and services to Ben Nederland Group for €3.3 million in 2001 and €0.6 million in 2002, and purchased goods and services for €1.6 million in 2001 and €0.5 million in 2002. At 31 December 2001, the Group had long-term receivables of €87 million (see note 10) and trade receivables of €1 million from Ben Nederland Group. The Group's long-term receivables earned interest income of €3.3 million in 2001 and €0.7 million in 2002.

Enterprises accounted for under the equity method

Alert Services Holding and subsidiaries

The Group holds a 28% stake in Alert Services Holding and subsidiaries since February 2002 (see note 5.4.). The Group did not have significant transactions with Alert Services Holding and subsidiaries since that date.

Tritone

Until July 2002, the Group held 55% of Tritone Telecom BV (see note 6). During 2001 and 2002, Belgacom granted loans of €30 million and €20 million, respectively, to finance the unwinding of the operations of Tritone. Loans receivable have a net book value of nil at 31 December 2003 since the loans were reduced to their net realizable value.

The Group sold goods and services to Tritone for €5 million in 2001 and for €8 million until July 2002 and ceased to do business with Tritone since that date. Trade receivables from Tritone, net of the related allowance for doubtful debtors, are nil at 31 December 2003.

Note 33.2. Relationship with shareholders

The Belgian State is the majority shareholder of the Group, with a stake of 50% plus 1 share. The Group holds treasury shares for 3.1%. The remaining 46.9% belong to the consortium ADSB Telecommunications BV, whose shares are owned by three telecommunication operators (SBC Communications Inc., Singapore Telecommunications Limited and TDC A/S) and three Belgian financial groups (Dexia Bank SA/NV, KBC Bank SA/NV, and Sofina SA/NV) (hereinafter the "private shareholders").

Relationship with the Belgian State

The Group supplies telecommunication services to the Belgian State and various administrations of the Belgian State. All such transactions are made within normal customer/supplier relationships on terms and conditions that are no more favorable than those available to other customers and suppliers. While the administrations of the Belgian State represent one of the Group's largest customers, the services provided to those administrations do not represent a significant component of the Group's net revenue.

Commercial relationship with the private shareholders of the Group

The Group does not enter into significant commercial transactions with its private shareholders. The few transactions with private shareholders relate to international traffic termination and international network renting, and are carried out at arm's length.

The Group purchased services from ADSB Telecommunications BV for €8 million in 2001, €4 million in 2002 and €3 million in 2003. No trade payables were outstanding at year-end.

The Group purchased services from Singapore Telecommunications Limited for €5 million in 2001, €8 million in 2002 and €3 million in 2003. The Group purchased traffic services from TDC A/S for €8 million in 2001, €8 million in 2002 and €3 million in 2003. The Group had trade payables with Singapore Telecommunications Limited and TDC A/S for €5 million at 31 December 2001, €2 million at 31 December 2002 and €1 million at 31 December 2003.

The Group sold services to Singapore Telecommunications Limited for €16 million in 2001, €8 million in 2002 and €6 million in 2003. The Group sold services to TDC A/S for €16 million in 2001, €7 million in 2002 and €4 million in 2003. The Group had trade receivables towards Singapore Telecommunications Limited and TDC A/S for €9 million at 31 December 2001, €4 million at 31 December 2002 and €3 million in 2003.

The Group did not have significant transactions with SBC Communications Inc. during the periods presented.

Other relationship with the private shareholders of the Group

As decided in the Protocol Agreement between Belgacom and its shareholders, the Group purchased on 30 December 2003 1,238,095 (before the 10 for 1 share split approved 19 February 2004 as disclosed in note 31) of its own shares from ADSB Telecommunications BV, for a total price of €325 million. The amount paid for this purchase is subject to an upward or downward adjustment, at the time of the pricing of the initial public offering, based on the initial offer price per share for institutional investors (see note 15).

We refer to note 39 in respect of a potential second share buy back that may occur in 2004 or 2005.

Relationship with the minority shareholders of Belgacom Mobile

Vodafone BV and subsidiaries (hereinafter "Vodafone") holds a 25% stake in Belgacom Mobile.

The Group enters into transactions with Vodafone in the framework of its mobile telephony activity (roaming in revenues and roaming out costs), and Vodafone also charges consultancy fees. These transactions are done at normal customer/supplier relationships on terms and conditions that are no more favorable than those available to other customers/suppliers. The Group sold services to Vodafone for €26 million in 2001, € 29 million in 2002 and €35 million in 2003. Vodafone sold services to the Group for €59 million in 2001, €55 million in 2002 and €57 million in 2003. Accounts receivables towards Vodafone amounted to €6 million at 31 December 2001, €7 million at 31 December 2002 and €7 million in 2003. Trade payables to Vodafone amounted to €5 million at 31 December 2001, €6 million at 31 December 2002 and €2 million at 31 December 2003.

Note 33.3. Relationship with the key management personnel

By virtue of a decision by the General Meeting of 12 April 1995, the members of the Board of Directors who represent the Belgian State, with the exception of the Chief Executive Officer (CEO), have the right to a directors' fee that amounts to €619,73 per meeting with a maximum of €9,915.74 per year. They also have the right to directors' emoluments for an amount equivalent to that of the directors' fee.

The Chairman of the Board of Directors has, pursuant to that same decision, also the right to a directors' fee and directors' emoluments for an amount that corresponds to the double of the amounts granted to the above mentioned members of the Board of Directors.

In 2001, 2002 and 2003, the Board of Directors met 6 times a year.

For the year ended 31 December 2001, a total amount of €6,108,196 was paid in aggregate to the members of the "*Belgacom Group Council*" ("BGC"), the Chief Executive Officer included. In 2001, the members of the Belgacom Group Council were Miss B. Cosgrave and Misters J. Goossens, R. Stewart, M. Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, P. Methens, M. Speeckaert, M.Rigolle, W. Mosseray, J.Heynen, and B.Delvaux.

For the year ended 31 December 2002, a total amount of €6,128,583 was paid in aggregate to the members of the BGC, the Chief Executive Officer included. In 2002, the members of the Belgacom Group Council were Miss B.Cosgrave and Misters J.Goossens (from 1 January 2002 until 8 November 2002), M.Dussenne (from 8 November 2002 until 31 December 2002), R.Stewart, M.Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, P.Methens, M.Speeckaert, M.Rigolle, W. Mosseray, J.Heynen, B.Delvaux and S. Alcott.

For the year ended 31 December 2003, a total amount of €4,806,301 was paid in aggregate to the members of the "*Belgacom Management Committee*" (BMC), the Chief Executive Officer included. The members of the Belgacom Management Committee are Misses B.Cosgrave and A. De Lathauwer and Misters D.Bellens (since 1 March 2003), R.Stewart, M.Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, W. Mosseray and S. Alcott.

This total amount contains the pecuniary advantages, direct or immediate (base pay, variable pay) and indirect or postponed (insurances, long-term profit-sharing scheme), that are linked directly to the function or awarded to the members of the Belgacom Management Committee.

Note 33.4. Regulations

The telecommunications sector is regulated through legislation adopted in the Belgian parliament, through a series of Royal and Ministerial Decrees, and also through decisions of the Belgian Institute for Postal Services and Telecommunications, commonly referred to as the "BIPT". The Belgian licensing regime provides for individual licenses for the provision of public fixed voice telephony services, public network infrastructure services and mobile telecommunications services.

The company is also governed by certain provisions and principles of Belgian public and administrative law whereby Belgacom has obligations such as the delivery of regulated services and public services.

Note 34. Rights, commitments and contingent liabilities

Operating lease commitments

The Group rents sites for its telecom infrastructure and leases buildings, technical and network equipment, as well as furniture and vehicles under operating leases with terms of one year or more. Rental expenses in respect of these operating leases amounted to €150 million in 2001, €152 million in 2002 and €141 million in 2003.

Future minimum rentals payable under the non-cancelable operating leases are as follows at 31 December 2003:

	Within one year	From 1 to 3 years	From 3 to 5 years	More than 5 years	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Buildings	21	32	21	78	151
Sites	12	32	12	5	62
Technical and network equipment	47	32	31	57	167
Furniture	2	3	1	1	8
Vehicles	23	33	13	1	70
Total	105	132	78	142	458

Claims and legal proceedings

From time to time Belgacom has been, and expects to continue to be, subject to legal, regulatory and tax proceedings and claims arising in the ordinary course of its business. The Group is currently involved in various judicial and regulatory proceedings, including those described below, in the jurisdictions in which it operates concerning matters arising in connection with the conduct of its business. These include proceedings before the BIPT or appeals against decisions taken by the BIPT.

In October 2002, TDC AS ("TDC") initiated a request for arbitration against Belgacom relating to the allocation of an alleged capital gain resulting from an agreement dated 2 August 2000 among Belgacom, TDC, T-Mobile and its 100% subsidiary Smaragd Telecommunications GmbH ("TMO"), when TMO entered as a third investor in the share capital of Ben Nederland Group. After an unsuccessful mediation procedure, TDC submitted the case for arbitration before The Netherlands Arbitration Institute in October 2002. The total amount of the claim by TDC is approximately €91 million. TDC owns a 32.9% stake in ADSB Telecommunications BV, who holds in turn 47% of Belgacom SA at 31 December 2003. Belgacom has provided for a portion of the claim based on the most recent status of negotiations, advice of legal counsel and other information and events pertaining to this particular case.

In September 2002, Codenet, Versatel, Colt and Worldcom filed a complaint with the Belgian Competition Council alleging that Belgacom's "Benefit Excellence Program" constitutes an abuse of a dominant position in the market through pricing and loyalty rebates. The complainants also filed a request for interim relief measures with the President of the Competition Council requesting, among other things, the suspension of the program. Belgacom's "Benefit Excellence Program", which was launched in March 2002, is a voice telephony tariff plan aimed at large corporate users offering specific base rates for national telephony and for fixed-to-mobile calls as well as an additional discount scheme. On 18 December 2002, the "Corps des Rapporteurs", which conducts the instruction in competition cases, issued a report, limited to the matter of interim relief measures, which proposed interim measures to be imposed. On 15 May 2003, the President of the Competition Council rendered an interim decision regarding such interim relief measures, requesting an additional report from the "Corps des Rapporteurs". The additional report was issued on 24 October 2003 and confirmed the earlier recommendation to impose interim relief measures. The case, both with respect to the preliminary issue of interim relief measures and to the alleged infringement, is still pending and no calendar for the proceedings has been set. If Belgacom is unsuccessful in the interim measures case, it may be subject to an obligation to increase the retail tariffs that are the subject of the claim and if it is ultimately found to have committed an abuse of dominant position, it may be subject to a maximum fine of up to 10% of the Group's annual turnover. Based on this, Belgacom has provided for a portion of the claim.

In June 2003, BASE filed an action against Belgacom Mobile before the Commercial Court of Brussels. BASE alleges that Belgacom Mobile's termination rates since 1 October 2000 are not in accordance with the official telecommunications regulations requiring cost oriented pricing and that Belgacom Mobile's Proximus-to-Proximus tariffs constitute an abuse of Belgacom Mobile's alleged dominant position in the Belgian market. BASE's provisional estimate of the claim for compensation amounts to approximately €580 million in reimbursement and damages, representing the amount of lost revenue that BASE allegedly suffered as a result of these practices, and is subject to increase. Belgacom believes that its mobile termination rates were in line with the rulings of the BIPT. Accordingly, no provision was recorded in the financial statements at 31 December 2003.

Capital expenditures commitments

At 31 December 2003, the Group has contracted commitments of €42 million, mainly for the acquisition of intangible assets, technical and other equipment and other tangible assets.

Purchase of Treasury shares

See note 33. Other relationship with the private shareholders of the Group.

Other rights and commitments

At 31 December 2003, the Group has the following other rights and commitments:

- the Group received bank guarantees from its suppliers to guarantee the completion of works for an amount of €16 million;
- the Group received purchases commitments from its customers for €15 million;

- the Group granted bank guarantees for an amount of €121 million primarily towards the European Investment Bank ("E.I.B."). The terms of the guarantees towards E.I.B. are as follows:
  - €59 million expire at 20 May 2004; and
  - €62 million mature at 27 May 2004;
- the Group granted bank guarantees to its customers to guarantee, among others, the completion of works for an amount of €31 million; and
- Belgacom SA has certain rights and commitments towards the co-shareholder of Alert Services Holding S.A., due to agreed-upon put and call options (see note 5.4.). The Group has a put option from 1 January 2003 through 1 January 2009 whereby the Group can sell at a strike price of minimum €40 million the remaining 28% stake it currently owns in Alert Services Holding SA. The co-shareholder Securitas Direct International has a call option on the same shares from 1 January 2006 up to 1 January 2009.

Note 35. Cross border lease arrangements

During the period 1996 through 2001, the Group entered into several cross-border lease arrangements with foreign investors relating to part of its fixed and mobile switches equipment. Under the terms of these agreements, which range in duration from 13 to 16 years, the Group received at the inception date of the arrangements a total amount of USD 684 million and placed a total amount of USD 654 million on deposit, and entered in respect of the deposits into non-refundable payment undertaking agreements with highly rated banks.

Based on interpretation 27 (SIC-27, "Evaluating the substance of transactions involving the legal form of a lease"), the Group concluded that these arrangements in substance do not involve a lease and that the related lease debts and deposits must not be recognized in the financial statements because they do not meet the definition of an asset and a liability under IFRS.

In respect of these arrangements, the Group received fees from the foreign investors or realized gains for a total amount of €23 million. These fees or gains are recognized in the income statement under the caption "other operating revenue" over the lifetime of the respective agreements. The fees effectively recognized in income amount to €1.6 million in 2001, 2002 and 2003.

On 25 September 2002, the Group sold its investment in Ben Nederland Group but agreed it will continue to guarantee the payment of leasing debts amounting to €52 million in case the payment undertakers on the related cross border lease arrangement would become insolvent. The risk that this guarantee will result in a payment by the Group is mitigated by the fact that the deposit institutions involved are rated AAA or AA by Standard & Poor's. The term of the related leasing debt expires in 2012.

Note 36. Net financial position of the Group

The Group defines net financial position as the net amount of investments, cash and cash equivalents, interest-bearing liabilities and related derivatives (including remeasurement to fair value).

	As of 31 December		
	2001	2002	2003
	(€)	(€) (in millions)	(€)
Assets			
Investments(*) (see note 13)	3	286	42
Cash and cash equivalents(*) (see note 14)	805	1,326	562
Non-current derivatives (see note 10)	119	111	77
Current derivatives (see note 12)	0	11	1
Liabilities			
Non-current interest-bearing liabilities(*) (see note 16)	(827)	(547)	(371)
Current interest-bearing liabilities(*) (see note 16)	(474)	(78)	(154)
Net financial position	(374)	1,109	157

(*) After remeasurement to fair value, if applicable.

Note 37. Fair value of financial instruments

The estimated fair values of financial assets and liabilities which are not carried at fair value in the balance sheet are presented in the following tables:

	As of 31 December 2001		
	Carrying amount	Estimated fair value	Difference
	(€)	(€) (in millions)	(€)
Financial assets			
Other participating interests (see note 7)	73	73	0
Other non-current assets (see note 10)	106	106	0
Trade receivables (see note 11)	1,077	1,077	0
Current income tax asset (see note 8)	6	6	0
Other current assets (see note 12)	59	59	0
Cash and cash equivalents (see note 14)	805	805	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	(794)	(794)	0
Other non-current payables (see note 18)	0	0	0
Trade payables	(980)	(980)	0
Income tax payable (see note 8)	(113)	(113)	0
Other current payables (see note 19)	(434)	(434)	0
Net difference between recorded amount and estimated fair value			0

	As of 31 December 2002		
	Carrying amount	Estimated fair value	Difference
	(€)	(€) (in millions)	(€)
Financial assets			
Other participating interests (see note 7)	207	207	0
Other non-current assets (see note 10)	12	12	0
Trade receivables (see note 11)	947	947	0
Current income tax asset (see note 8)	1	1	0
Other current assets (see note 12)	66	66	0
Investments (see note 13)	250	250	0
Cash and cash equivalents (see note 14)	1,326	1,326	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	(100)	(101)	(1)
Other non-current payables (see note 18)	(4)	(4)	0
Trade payables	(850)	(850)	0
Income tax payable (see note 8)	(150)	(150)	0
Other current payables (see note 19)	(588)	(588)	0
Net difference between recorded amount and estimated fair value			(1)

	As of 31 December 2003		
	Carrying amount	Estimated fair value	Difference
	(€)	(€) (in millions)	(€)
Financial assets			
Other participating interests (see note 7)	0	0	0
Other non-current assets (see note 10)	14	14	0
Trade receivables (see note 11)	873	873	0
Current income tax asset (see note 8)	35	35	0
Other current assets (see note 12)	53	53	0
Investments (see note 13)	0	0	0
Cash and cash equivalents (see note 14)	562	562	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	(107)	(104)	3
Credit institutions, non-current	0	0	0
Other non-current payables (see note 18)	(3)	(3)	0
Trade payables	(809)	(809)	0
Income tax payable (see note 8)	(198)	(198)	0
Other current payables (see note 19)	(366)	(366)	0
Net difference between recorded amount and estimated fair value			3

Note 38. Segment reporting

The Board of Directors and the Chief Executive Officer manage the operations of Belgacom Group by business segments. These business segments are the primary segments and can be described as follows:

- *Fixed Line Services.* This segment provides retail voice, data and Internet services, to residential and business customers in Belgium, as well as regulated and commercial wholesale services to other carriers and service providers in Belgium.

- *Mobile Communications Services* This segment provides retail mobile telephony services to residential and business customers in Belgium and provides wholesale data services to third parties. Prior to the disinvestment in 2002 of the Group's interest in the Ben Nederland Group, the results of operations of the Ben Nederland Group were also included in this business segment.

- *International Carrier Services.* This segment provides voice, data and capacity and infrastructure services to telecommunications operators worldwide.

Both the Fixed Line Services and the Mobile Communications Services segments are organized into residential and business units to better meet customer needs and respond efficiently to market demand.

The Group's head office and central functions are included for financial reporting purposes within the Fixed Line Services segment.

When a legal entity includes more than one segment, adjustments for intersegment pricing are determined on an arm's length basis. Segment results, assets and liabilities include items attributable to a segment as well as those that can be allocated on a reasonable basis.

	Year ended 31 December 2001				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Intersegment eliminations	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Revenue	3,243	1,758	466		5,467
Intersegment revenue	179	319	140	(638)	0
Total segment revenue	3,422	2,077	606	(638)	5,467
Total segment result	1,136	853	37		2,026
Non-recurring expense	(62)	0	0		(62)
Operating income before depreciation and amortization	1,074	853	37	0	1,964
Depreciation and amortization	(587)	(226)	(16)		(829)
Operating income	488	626	21	0	1,135
Finance costs (net)					(26)
Loss from enterprises accounted for using the equity method	(25)				(25)
Tax expense					(429)
Minority interests					(102)
Net income					553

	As of 31 December 2001				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Unallocated	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Segment assets	3,809	1,668	338	1,350	7,165
Segment liabilities	(969)	(582)	(284)	(2,701)	(4,535)
Capital expenditure	506	453	29	—	987
Impairment losses recorded in the income statement on other participating interests (into finance costs)	(6)	0	0	—	(6)

	Year ended 31 December 2002				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Intersegment eliminations	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Revenue	3,023	1,801	514		5,338
Intersegment revenue	165	275	111	(550)	0
Total segment revenue	3,188	2,075	625	(550)	5,338
Total segment result	1,008	1,006	6	0	2,020
Non-recurring revenue	113	972	0		1,085
Non-recurring expense	(764)	0	0		(764)
Operating income before depreciation and amortization	357	1,978	6	0	2,341
Depreciation and amortization	(593)	(255)	(11)		(859)
Operating income/(loss)	(236)	1,723	(5)	0	1,482
Finance costs (net)					(25)
Loss from enterprises accounted for using the equity method	(12)				(12)
Tax expense					(203)
Minority interests					(99)
Net income					1,142

	As of 31 December 2002				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Unallocated	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Enterprises accounted for under the equity method	31	—	—	—	31
Segment assets	3,385	1,204	311	2,397	7,298
Segment liabilities	(956)	(585)	(273)	(2,505)	(4,320)
Capital expenditure	367	165	34	—	566
Impairment losses recorded in the income statement					
– on intangible assets, property, plant and equipment (into segment result)	(9)	0	(15)	—	(24)
– on other participating interests (into finance costs)	(10)	0	0	—	(10)

	Year ended 31 December 2003				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Intersegment eliminations	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Revenue	2,971	1,957	527		5,454
Intersegment revenue	137	225	99	(461)	0
Total segment revenue	3,108	2,181	626	(461)	5,454
Total segment result	1,109	1,113	28	0	2,250
Non-recurring expense	(897)	0	0		(897)
Operating income before depreciation and amortization	212	1,113	28	0	1,353
Depreciation and amortization	(565)	(196)	(26)		(787)
Operating income/(loss)	(353)	917	1	0	566
Finance costs (net)					(27)
Loss from enterprises accounted for using the equity method	(4)				(4)
Tax expense					(208)
Minority interests					(154)
Net income					172

	As of 31 December 2003				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Unallocated	Total
	(€)	(€)	(€) (in millions)	(€)	(€)
Enterprises accounted for under the equity method	27	—	—	—	27
Segment assets	3,084	1,160	243	1,522	6,009
Segment liabilities	(916)	(576)	(231)	(1,738)	(3,461)
Capital expenditure	336	149	17	—	502
Impairment losses recorded in the income statement					
– on intangible assets, property, plant and equipment (into segment result)	0	(1)	9	—	8
– on consolidated companies (into segment result)	(2)	0	0	—	(4)
– on other participating interests (into finance costs)	(55)	0	0	—	(55)

Management examined the need for secondary segment information by geographical location and concluded that there are no significant geographical segments outside Belgium.

Note 39. Post balance sheet events

In the event of an initial public offering by the company in 2004 or 2005, the Group has agreed in the Protocol Agreement to purchase from its shareholder ADSB Telecommunications BV, on the closing date of the Offering, such number of ordinary shares that will result in an aggregate purchase price of a maximum of €1 billion, based on the Initial Offer price per share for institutional investors.

The Group is negotiating with a consortium of banks to enter into a syndicated loan facility for a maximum amount of €750 million.

On 1 March 2004, Mobistar filed a request to intervene voluntarily in the action brought by BASE against Belgacom Mobile. Mobistar alleges that if the Commercial Court of Brussels were to find that Belgacom Mobile's termination rates were not in accordance with the obligation of cost-oriented pricing, Mobistar should be awarded damages provisionally estimated by Mobistar to range between €967,000 and €56,000,000, depending on the termination rates upheld by the Court. Furthermore, Mobistar alleges that in addition to the Proximus-to-Proximus tariffs, certain tariff schemes offered by Belgacom Mobile to business and corporate customers constitute an abuse of Belgacom Mobile's allegedly dominant position. Mobistar requests the Court to appoint a court expert to calculate the amount of alleged damages and seeks compensation for such damages, provisionally estimated at a minimum of €50,000,000. As with the action filed by BASE, Belgacom Mobile is contesting the claims made by Mobistar.

Note 40. First time adoption of IFRS

This note provides a reconciliation of net equity at 1 January 2001 and at 31 December 2002 as well as net income for the year ended 2002 from the previously published consolidated financial statements, prepared in accordance with Belgian GAAP, to the accompanying consolidated financial statements prepared in accordance with IFRS, as well as a summary of the significant adjustments under IFRS.

The Group chose to comply with IFRS 1 instead of SIC 8 for its first time adoption of IFRS. In adopting IFRS 1, the Group elected not to restate any business combinations that occurred prior to the transition date of 1 January 2001.

Accounting principles under IFRS differ in various areas from Belgian GAAP. The significant differences between IFRS and Belgian GAAP affecting net income and shareholders' equity of the Group for the years 2001 and 2002 are detailed below.

Pensions and other post-employment benefits

Under IFRS, the Group's liability for pensions and other post-employment benefits is recorded on the balance sheet since some of these benefits are granted to employees in the framework of a defined benefit plan while others are considered a constructive obligation. In the Belgian GAAP financial statements, the pension benefits are recorded on a cash basis and the related liability is shown as an off balance sheet commitment in accordance with an advice issued by the Belgian Commission for Accounting Rules ("Commissie voor Boekhoudkundige Normen/Commission pour Normes Comptables") to the Group on 16 July 1993. In the Belgian GAAP financial statements, the liability for the constructive obligation in respect of other post-employment benefits for retirees is recognized since 2002.

Depreciation of intangible assets and property, plant and equipment

Under IFRS, the Group's acquisitions of intangible assets and property, plant and equipment are amortized/ depreciated as of the moment they are ready for their intended use. Under Belgian GAAP, such assets are depreciated for a full year in their year of acquisition, until 2002.

Investments available for sale

Under IFRS, financial assets classified as available for sale are remeasured to fair value through the shareholders' equity. Under Belgian GAAP, these financial assets are carried at historical cost (possibly with the recording of impairment losses).

Derivatives

Under IFRS, the Group's derivatives are recorded at fair value in the balance sheet. Under Belgian GAAP, derivatives are disclosed as off balance sheet rights and commitments and accounted for on an accrual basis.

Fair value hedges

Financial assets and liabilities involved in fair value hedges are remeasured at fair value under IFRS (to the extent of the risk being hedged) while they are recorded at cost under Belgian GAAP.

Business combination

Under IFRS, the gain on the partial sale of Ben Nederland Group shares to a special purpose entity on 28 November 2001 was not recognized until the special purpose entity sold the shares to T-Mobile on 25 September 2002 (see note 5.4). Under Belgian GAAP, the gain on this partial sale was recognized on 28 November 2001.

Dividends

Under IFRS, dividends proposed at balance sheet date are recorded as a liability only when the annual meeting of shareholders has approved their distribution (i.e. after balance sheet date). Under Belgian GAAP, proposed dividends are recorded as a liability at the balance sheet date.

Provisions

Under IFRS, a provision for accumulating non-vesting illness days is recognized. In the Belgian GAAP financial statements, the liability for the constructive obligation in respect of such illness days is not recognized.

Deferred taxes

Under IFRS, deferred taxes are recognized on the aforementioned differences in accounting principles between IFRS and Belgian GAAP, and on all temporary differences and on tax carry-forward losses that are deemed recoverable in the foreseeable future. In the Belgian GAAP financial statements, deferred tax assets on tax carry-forward losses that are deemed recoverable in the foreseeable future, are recognized since 2002.

Minority interests

Minority interests represent the share of minority shareholders in differences between Belgian GAAP and IFRS in respect of subsidiaries where the Group holds less than 100% participating interests.

Equity reconciliation between Belgian GAAP and IFRS at the transition date, 1 January 2001:

	As of 1 January 2001 (€) (in millions)
Shareholders' equity under Belgian GAAP	2,626
Pensions and other post-employment benefits	(1,124)
Depreciation and amortization of intangible assets and property, plant and equipment	214
Remeasurement to fair value of financial instruments	2
Dividends 2001 paid in 2002	231
Provisions	(42)
Other adjustments	(5)
Deferred taxes	423
Minority interests	(17)
Shareholders' equity under IFRS	2,307

Equity reconciliation between Belgian GAAP and IFRS at 31 December 2002, being the last period published under Belgian GAAP:

	As of 31 December 2002
	(€) (in millions)
Shareholders' equity under Belgian GAAP	2,900
Pensions and other post-employment benefits	(612)
Depreciation and amortization of intangible assets and property, plant and equipment	313
Remeasurement of financial instruments	21
Dividends 2002 paid in 2003	280
Provisions	(40)
Other adjustments	2
Deferred taxes	142
Minority interests	(27)
Shareholders' equity under IFRS	2,978

Net income reconciliation for the year 2002, being the latest period published under Belgian GAAP:

	Year ended 31 December 2002
	(€) (in millions)
Net income under Belgian GAAP	911
Pensions and other post-employment benefits	264
Depreciation and amortization of intangible assets and property, plant and equipment	25
Remeasurement of financial instruments	(14)
Business combinations	200
Provisions	(11)
Other adjustments	(2)
Deferred taxes	(228)
Minority interests	(2)
Net income under IFRS	1,142

Note 41. Recent IFRS accounting pronouncements

In December 2003, the IASB issued "*Improvements to International Accounting Standards*" which should be applied for periods beginning on or after 1 January 2005, with earlier adoption encouraged. The IASB publication includes amendments to 13 existing International Accounting Standards. Belgacom does not opt for application as of 31 December 2003 and is investigating the impact of the adoption of the revised standards in the course of 2004.

In December 2003, the IASB issued the revised standards on financial instruments, IAS 32 *"Financial Instruments: Disclosure and Presentation"* and IAS 39 *"Financial Instruments: Recognition and Measurement"* which should be applied for periods beginning on or after 1 January 2005, with earlier adoption encouraged. The revised standards mandate retrospective adjustment of certain changes for comparative purposes. Belgacom does not opt for application as of 31 December 2003 and is investigating the impact of the adoption of the revised standards in the course of 2004.

APPENDIX A

BELGACOM SA/NV

INDEX TO EXTRACTS FROM THE BELGIAN GAAP NON-CONSOLIDATED FINANCIAL STATEMENTS

This Appendix discloses condensed financial information, consisting of the balance sheet, the income statement and the appropriation statement, as derived from the non-consolidated financial statements of Belgacom SA de droit public/Belgacom NV van publiek recht for the years ended at December 31, 2002 and 2003. These financial statements were prepared in conformity with the accounting and reporting laws and regulations applicable in Belgium ("Belgian GAAP") and will be filed with the National Bank of Belgium in March 2004. The Board of Auditors of Belgacom SA de droit public/Belgacom NV van publiek recht has issued an unqualified opinion with respect to such non-consolidated financial statements.

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

INCOME STATEMENT

	Year ended 31 December	
	2002	2003
	(€ millions)	
I. Operating income	**3,773**	**3,714**
A. Turnover	3,586	3,557
B. Increase (Decrease) in stocks of finished goods, work and contracts in progress	(1)	(1)
C. Own construction capitalised	140	119
D. Other operating income	48	38
II. Operating charges	**(3,437)**	**(3,236)**
A. Raw materials, consumables and goods for resale	207	180
1. *Purchases*	*190*	*175*
2. *Increase (Decrease) in stocks*	*16*	*5*
B. Services and other goods	1,531	1,538
C. Remuneration, social security costs and pensions	1,016	956
D. Depreciation of and other amounts written off on formation expenses, intangible and tangible fixed assets	600	537
E. Increase (Decrease) in amounts written off on stocks, contracts in progress and trade debtors	9	(1)
F. Increase (Decrease) in provisions for liabilities and charges	19	(7)
G. Other operating charges	54	32
III. Operating profit	**337**	**478**
IV. Financial income	**50**	**151**
A. Income from financial fixed assets	0	115
B. Income from current assets	18	3
C. Other financial income	32	33
V. Financial charges	**(173)**	**(170)**
A. Interest and other debt charges	140	131
B. Other financial charges	33	39
VI. Profit on ordinary activities before taxes	**214**	**459**

INCOME STATEMENT (continued)

		Year ended 31 December	
		2002	2003
		(€ millions)	
VI.	**Profit on ordinary activities before taxes**	**214**	**459**
VII.	**Extraordinary income**	**1,082**	**5,981**
A.	Adjustments to amounts written off on financial fixed assets	7	11
B.	Adjustments to provisions for extraordinary liabilities liabilities and charges		17
C.	Gain on disposal of fixed assets	1,067	5,953
D.	Other extraordinary income	8	0
VIII.	**Extraordinary charges**	**(1,155)**	**(1,566)**
A.	Extraordinary depreciation of and extraordinary amounts written off on formation expenses, intangible and tangible fixed assets	23	
B.	Amounts written off on financial fixed assets	34	118
C.	Provisions for extraordinary liabilities and charges (increase+, decrease –)	538	(80)
D.	Loss on disposal of fixed assets	151	
E.	Other extraordinary charges	410	1,528
IX.	**Profit for the period before taxes**	**142**	**4,873**
A.	Transfer from deferred taxation	5	74
B.	Transfer to deferred taxation	(69)	
X.	**Income taxes**	**(0)**	**(4)**
A.	Income taxes	(0)	(6)
B.	Adjustment of income taxes and write-back of tax provisions		2
XI.	**Profit for the period**	**77**	**4,943**
XII.	**Transfer from untaxed reserve**	**10**	**143**
	Transfer to untaxed reserve	**(138)**	
XIII.	**Profit for the period available for appropriation**		**5,086**
	Loss for the period available for appropriation	**(50)**	

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

BALANCE SHEET AFTER APPROPRIATION

ASSETS	2002	2003
	Year ended 31 December (€ millions)	
FIXED ASSETS	**6,247**	**12,008**
I. Formation expenses	**0**	**0**
II. Intangible assets	**60**	**152**
III. Tangible assets	**2,019**	**1,840**
A. Land and buildings	273	257
B. Plant, machinery and equipment	1,539	1,377
C. Furniture and vehicles	30	31
D. Leasing and other similar rights	118	96
E. Other tangible assets	23	36
F. Assets under construction and advance payments	35	45
IV. Financial assets	**4,168**	**10,015**
A. Affiliated enterprises	4,079	9,931
1. Participating interests	*4,079*	*9,931*
2. Amounts receivable	*0*	*0*
B. Other enterprises linked by participating interests	44	45
1. Participating interests	*43*	*45*
2. Amounts receivable	*1*	*0*
C. Other financial assets	45	39
1. Shares	*44*	*39*
2. Amounts receivable and cash guarantees	*1*	*1*
Current assets	**907**	**1,097**
V. Amounts receivable after more than one year	**4**	**4**
A. Trade debtors	0	0
B. Other amounts receivable	4	4
VI. Inventories and contracts in progress	**42**	**39**
A. Inventories	41	39
1. Raw materials and consumables	*24*	*24*
2. Work in progress	*0*	*0*
4. Goods purchased for resale	*17*	*15*
B. Contracts in progress	1	0
VII. Amounts receivable within one year	**799**	**679**
A. Trade debtors	767	644
B. Other amounts receivable	32	35
VIII. Investments	**38**	**352**
A. Own shares	0	325
B. Other investments and deposits	38	27
IX. Cash at bank and in hand	**10**	**8**
X. Deferred charges and accrued income	**14**	**15**
Total assets	**7,154**	**13,105**

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

BALANCE SHEET AFTER APPROPRIATION (continued)

LIABILITIES AND SHAREHOLDERS' EQUITY

	Year ended 31 December	
	2002	2003
	(€ millions)	
SHAREHOLDERS' EQUITY	**1,542**	**6,063**
I. Capital	**1,000**	**1,000**
II. Share Premium Account	**0**	**0**
III. Revaluation surplus	**0**	**0**
IV. Reserves	**542**	**5,062**
A. Legal reserve	100	100
B. Reserve not available for distribution	0	325
1. In respect of own shares held	0	325
2. Other	0	0
C. Untaxed Reserves	148	4
D. Reserves available for distribution	294	4,633
V. Profit/(Loss) carried forward	**0**	**0**
VI. Investment grants	**0**	**1**
PROVISIONS AND DEFERRED TAXATION	**1,140**	**962**
VII. Provisions and deferred taxation	**1,140**	**962**
A. Provisions for liabilities and charges	1,066	962
1. Pensions and similar obligations	0	0
2. Taxation	0	0
3. Major repairs and maintenance	0	0
4. Other liabilities and charges	*1,066*	*962*
B. Deferred taxation	74	0
LIABILITIES	**4,472**	**6,080**
VIII. Amounts payable after more than one year	**2,000**	**1,724**
A. Financial debts	1,999	1,723
2. Unsubordinated debentures	*242*	*242*
3. Leasing and other similar obligations	*0*	*0*
4. Credit institutions	*1,706*	*1,450*
5. Other loans	*51*	*31*
D. Other amounts payable	0	1
IX. Amounts payable within one year	**2,328**	**4,228**
A. Current portion of amounts payable after more than one year	355	476
B. Financial debts	*606*	*2,513*
1. Credit institutions	*606*	*2,355*
2. Other loans	0	158
C. Trade creditors	*692*	*646*
1. Suppliers	*692*	*646*
2. Bills of exchange payable	0	0
D. Advances received on contracts in progress	33	21
E. Taxes, remuneration and social security	184	138
1. Taxes	*17*	*23*
2. Remuneration and social security	*167*	*115*
F. Other amounts payable	458	435
X. Accrued charges and deferred income	**145**	**127**
Total liabilities and shareholders' equity	**7,154**	**13,105**

Extract of the Non-consolidated Financial Statements of Belgacom SA/NV — Belgian GAAP

APPROPRIATION STATEMENT	**Year ended 31 December**	
	2002	**2003**
	(€ millions)	
A. Profit to be appropriated	**0**	**5,086**
Loss to be appropriated	**(50)**	**0**
B. Transfers from capital and reserves	**907**	**0**
C. Transfers to capital and reserves (*)	**0**	**(4,664)**
F. Distribution of profit	**(857)**	**(422)**

(*) After the appropriation of the result for 2003, the reserves available for distribution amount to €4,633 million as of 31 December 2003. Since these reserves result primarily from an intra Group realized capital gain, the intention of the Board of Directors is to consider distribution only to the extent of the consolidated available reserves of the Group.

[THIS PAGE INTENTIONALLY LEFT BLANK]

COMPANY

Belgacom SA/NV
Registered Office
Boulevard Roi Albert II, 27
1030 Brussels
Belgium

SELLING SHAREHOLDER

ADSB
Telecommunications B.V.
Registered Office
Teleport Boulevard 140
1043 EJ Amsterdam
The Netherlands

LEGAL ADVISORS

To the Company

As to United States and Belgian law
Linklaters
One Silk Street
London EC2Y 8HQ
England

Brederode 13
1000 Brussels
Belgium

As to Belgian law
Eubelius
Goedheidsstraat 5-7
1000 Brussels
Belgium

As to Belgian law
Lawfort
Woluwedal 20
1932 Sint-Stevens-Woluwe
Belgium

To the Selling Shareholder

As to United States law
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS
England

As to Belgian law
Keuleneer, Storme, Vanneste, Van Varenbergh, Verhelst
Verenigingstraat 28
1000 Brussels
Belgium

To the Underwriters

As to United States law
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
England

As to Belgian law
Clifford Chance LLP
Avenue Louise 65, Box 2
1050 Brussels
Belgium

INDEPENDENT AUDITORS

Ernst & Young
Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A.
204 Avenue Marcel Thiry-laan
1200 Brussels
Belgium

belgacom

Printed by RR Donnelley, 84490

RECEIVED
2005 APR 25 P 3:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHAPTER I - LAW OF 2 MARCH 1989

Form A: initial declaration of interest held in a listed company

0. To be sent to:
   - the listed company concerned
   - Banking and Finance Commission
     Supervision of Financial Information and
     Markets for Financial Instruments
     For the attention of Mr. G. Delaere
     Avenue Louise 99, 1050 BRUSSELS - BELGIUM
     Fax: +32 2 535 24 24 – e-mail: fmi.fin@cbf.be

1. Name of company concerned : Belgacom, naamloze vennootschap van publiek recht, met maatschappelijke zetel, Boulevard du Roi Albert II 27, 1030 Schaarbeek

2. Details of the person making the declaration in the capacity as declarant acting for own account

   a) *natural person*
      surname + first name
      address

      phone number (optional)

   b) *legal person*

legal form + company name	ADSB Telecommunications Besloten Vennootschap
registered office	Teleport Boulevard 140 1043 EJ Amsterdam Nederland
phone number	+31 (0) 20.540.58.00
fax number	+31 (0) 20.642.73.65
name and capacity of the signatory of the declaration	Mr. Yong-Wee, Kang Chief Operating Officer

3. Items covered by the declaration

<u>Preliminary remarks</u>
Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:
- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[1];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Belgacom NV
Rights held by	ADSB Telecommunications B.V.
Related to	/
Acting in concert with	/
Date of completion of the situation giving rise to the declaration	March 22, 2004
Sources relating to the denominator	articles of association, notarial deed of the extraordinary meeting of shareholders held on February 19, 2004, and notarial deed pertaining to the cancellation of shares of March 20, 2004

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	denominator (a)	numerator (b)	% (b/a)
1. Effective voting rights attaching to securities • representing the capital • not representing the capital	387.619.050 N/A	138.857.135 N/A	35,82%, representing 39,80% of the voting rights
2. Future voting rights, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	none	none	
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		none	
Total	387.619.050	138.857.135	
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)	none	none	
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period			

N/A

4. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

   a. Description of the overall strategy in the course of which the acquisition is made:

In March 1996, ADSB Telecommunications B.V. ("ADSB") acquired 50% less one share (199.999.990 shares) of Belgacom SA/NV from the Belgian State. Belgacom purchased 12.380.950 and 38.761.905 of its shares from ADSB on December 30, 2003 and March 20, 2004, respectively. On March 19, 2004, ADSB distributed 10.000.000 Belgacom shares to indirect shareholders of ADSB. Accordingly, as of March 20, 2004, ADSB held 138.857.135 shares of Belgacom. On March 20, 2004, ADSB agreed to sell 133.051.941 of its shares in Belgacom to a consortium of Belgian and international underwriters (the "Underwriters"), subject to conditions, on March 25, 2004 in an initial public offering ("IPO") of Belgacom shares. ADSB has also granted the Underwriters an option exercisable for 30 days from the first day of trading of Belgacom shares on Euronext Brussels (expected to be on March 22, 2004) to purchase an additional 5.805.194 Belgacom shares, which will be ADSB's remaining shareholding in Belgacom (assuming that the IPO takes place on March 25, 2004). (All share amounts in the preceding paragraph reflect the 10-for-1 share split of Belgacom shares effective as of March 2, 2004.)

   b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

N/A

5. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on MARCH 22 in BRUSSELS

(signature)

Annexes to be sent only to the Banking and Finance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

N/A




**CONFIRMATION OF CLOSING
TO EURONEXT BRUSSELS**

Euronext SA/NV
Mr. Vincent Van Dessel
Ms. Francine Paradis
Palais de la Bourse / Beurspaleis
Place de la Bourse / Beursplein
B-1000 Brussels

By fax (+32 2 514 30 38) and by e-mail (v.vandessel@euronext.com
and f.par@euronext.com)

25 March 2004

Dear Mr. Van Dessel
Dear Ms. Paradis

Closing Certificate Belgacom IPO

We refer to the underwriting agreement dated 20 March 2004 between each of (1) Belgacom SA/NV; (2) ADSB Telecommunications B.V.; (3) Dexia Bank SA/NV; (4) KBC Bank SA/NV; (5) Ameritech Corporation; (6) TDC A/S; and (7) Singapore Telecom Mobile Pte Ltd on the one hand; and (8) Goldman Sachs International; (9) Lehman Brothers International (Europe); (10) Morgan Stanley & Co. International Limited; (11) UBS Limited; (12) Dexia Bank SA/NV; and (13) KBC Securities SA/NV on the other hand (the "Underwriting Agreement").

We hereby confirm that the closing of the purchase and sale of 133,051,941 Ordinary Shares between ADSB Telecommunications B.V. and the several Underwriters pursuant to Section 2.01 and Article IV of the Underwriting Agreement has been completed.

This certificate may be executed by any one or more of the signatories hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

Yours sincerely,

GOLDMAN SACHS INTERNATIONAL



By: ______________________
Name:
Title:

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

By: ______________________
Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL LIMITED



By: ______________________
Name: DAVID THEYS
Title: VICE PRESIDENT

UBS LIMITED

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

DEXIA BANK SA/NV



By: ______________________
Name: Laura Ayn Holleman
Title: Attorney-in-fact

KBC SECURITIES SA/NV



By: ______________________
Name: Laura Ayn Holleman
Title: Attorney-in-fact

As Representatives of the several Underwriters

GOLDMAN SACHS INTERNATIONAL

By: ____________________
Name:
Title:

LEHMAN BROTHERS INTERNATIONAL (EUROPE)



By: ____________________
Name: AARON JOHARI
Title: EXECUTIVE DIRECTOR

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By: ____________________
Name:
Title:

UBS LIMITED

By: ____________________
Name:
Title:

By: ____________________
Name:
Title:

DEXIA BANK SA/NV

By: ____________________
Name: Laura Ayn Holleman
Title: Attorney-in-fact

KBC SECURITIES SA/NV

By: ____________________
Name: Laura Ayn Holleman
Title: Attorney-in-fact

As Representatives of the several Underwriters

GOLDMAN SACHS INTERNATIONAL

By: ____________________
Name:
Title:

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

By: ____________________
Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By: ____________________
Name:
Title:

UBS LIMITED

By: [signature]
Name: QUENTIN NASON
Title: EXECUTIVE DIRECTOR

By: [signature]
Name: EDWARD WEEKS
Title: DIRECTOR

DEXIA BANK SA/NV

By: ____________________
Name: Laura Ayn Holleman
Title: Attorney-in-fact

KBC SECURITIES SA/NV

By: ____________________
Name: Laura Ayn Holleman
Title: Attorney-in-fact

As Representatives of the several Underwriters

ADSB TELECOMMUNICATIONS B.V.

By: 
Name:
Title:

Copy to : Mr. Ray Stewart, Chief Financial and Administration Officer, Belgacom SA/NV (Email: ray.stewart@belgacom.be; Fax: +32 2 201 04 50)

Mr. Jonas Deroo (Email: Jonas.Deroo@linklaters.com) and Mr. Bernard De Vos (Email: Bernard.De_Vos@linklaters.com), Linklaters De Bandt (Fax: +32 2 501 95 77)

Ms. Marieke Wyckaert (Email: Marieke.Wyckaert@eubelius.com) and Mr. Lars Van Bever (Email: Lars.VanBever@eubelius.com), Eubelius (Fax: +32 2 543.31.01)

"Berquin, Ockerman, Deckers, Spruyt, van der Vorst & Dekegel, Geassocieerde Notarissen/Notaires Associés" registered in Brussels
a non-trading firm in the form of a limited partnership
Register of Companies No. 0474 073 840

"BELGACOM"

a company limited by shares under public law

with its registered office at Bd. du Roi Albert II 27, B-1030 Brussels
Register of Companies No.: 0202 239 951

CONSOLIDATED TEXT OF THE ARTICLES OF ASSOCIATION incorporating the amendments of 14 September 2004

BACKGROUND
(In accordance with Article 75, Subsection 1, Point 2 of the Commercial Companies Code *[Code des sociétés/Wetboek van vennootschappen]***)**

MEMORANDUM OF ASSOCIATION

The company was established as an autonomous public-sector company, governed by the Law of 19 July 1930 setting up the Belgian National Telephone and Telegraph Company, the RTT (*Régie des Téléphones et Télégraphes/Régie van telegraaf en telefoon*), as amended by: the Law of 21 March 1991 on the reform of certain public-sector commercial undertakings, the Law of 12 December 1994 amending the Law of 21 March 1991 on the reform of certain public-sector commercial undertakings, the Law of 17 June 1991 concerning the organization of the public credit sector and the holding by the public sector of participating interests in certain private-sector financial corporations, and the Order in Council (Royal Decree) of 19 August 1992 approving the first RTT management contract. The company was transformed into a company limited by shares (*société anonyme/naamloze vannootschap*) under public law without putting an end to its legal personality, and its Articles of Association were established in the Order in Council of 16 December 1994, published in the Appendix to the Belgian Official Gazette (*Belgisch Staatsblad/Moniteur Belge*) of 22 December 1994.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Articles of Association were amended by the Order in Council of 19 March 1996.

On 12 June 1996, the Articles of Association were amended in a deed executed before the Brussels notary, Hans Berquin, and published in the Appendix to the Belgian Official Gazette of 11 July 1996 under the number 960711-56.

The Articles of Association were amended on 30 June 1997 in a deed executed before the Brussels notary, Eric Spruyt, and published in the Appendix to the Belgian Official Gazette of 13 August 1997 under the number 970813-53. This was followed by an rectifying deed executed before the Brussels notary, Eric Spruyt, on 29 October 1997.

The Articles of Association were amended in a deed executed before the Brussels notary, Eric Spruyt, on 11 April 2001 and published in the Appendix to the Belgian Official Gazette of 26 May 2001 under the number 20010526-426 and the amendments to the consolidated text of the Articles of Association were confirmed in the Order in Council of 16 July 2001, published in the Belgian Official Gazette of 2 August 2001 under the number [C-2001/14150].

The Articles of Association were amended in a deed executed before the Brussels notary, Eric Spruyt on 11 December 2003 and published in the Appendix to the Belgian Official Gazette of 20 January 2004 under the number 20040123/0011978/0011961 and the amendments to the consolidated text of the Articles of Association were confirmed in the Order in Council of 22 December 2003, published in the Belgian Official Gazette of 30 December 2003 under the number [C-2003003571].

The Articles of Association were amended in minutes drawn up by the Brussels notary, Eric Spruyt, on 19 February 2004 and published in the Appendix to the Belgian Official Gazette of 11 March 2004 under the number 2004/041741.

The Articles of Association were amended in the minutes drawn up by the Brussels notary, Eric Spruyt, on 20 March 2004 and lodged for publication in the Appendixes to the Belgian Official Gazette.

It was stated in the minutes drawn up by Brussels notary, Eric Spruyt, on 25 March 2004, and lodged for publication in the Appendix to the Belgian Official Gazette, that the condition precedent for adoption by the Extraordinary General Meeting of 19 February 2004 of the new text of the Articles of Association had been met and that the provisions of the new Articles of Association that were subject to this proviso would come into effect on 24 March 2004. The sole exception to this was the amendment to Article 4, to which no condition attached.

The articles of association were amended for the last time in the minutes drawn up by the Brussels notary, Eric Spruyt, on 14 September 2004 and lodged for publication in the Appendixes to the Belgian Official Gazette.

CONSOLIDATED VERSION OF THE ARTICLES OF ASSOCIATION OF 14 SEPTEMBER 2004

CHAPTER I: LEGAL FORM – COMPANY NAME – REGISTERED OFFICE – CORPORATE OBJECTS

Article 1 – Legal form – Company name

(as amended by the deeds of 28 February 1996, 30 June 1997 and 19 February 2004)

The autonomous public-sector company "BELGACOM" is a company limited by shares under public law as defined by the Law of 21 March 1991 on the reform of certain public-sector commercial undertakings.

The Company is subject to the statutory and regulatory provisions of commercial law applicable to companies limited by shares in all matters not expressly determined by (or by virtue of) the Law of 21 March 1991 or specific legislation of any kind.

It is a company that makes or has made a public call upon savings.

The name "BELGACOM", preceded or followed by the expressions "société anonyme de droit public" or "naamloze vennootschap van publiek recht" [company limited by shares under public law], must appear on all official documents, invoices, advertisements, publications, correspondence, order forms or other documents issued by the Company.

Article 2 – Registered office

(as amended by the deeds of 11 April 2001 and 19 February 2004)

The Company's registered office is at Bd. du Roi Albert II, 27, B-1030 Brussels.

It may be transferred to any other location within the Brussels-Capital Region by resolution of the Board of Directors.

The Company may establish branches, subsidiaries, agencies, warehouses and representative offices in Belgium and elsewhere by resolution of the Board of Directors.

Article 3 – Corporate objects

(as amended by the deed of 11 April 2001)

The Company's objects are:

1. to develop services within the field of telecommunications in Belgium or elsewhere;.
2. to perform all acts aimed at promoting, directly or indirectly, its activities or ensuring optimal use of its infrastructure;
3. to acquire participating interests in bodies, companies or associations – whether existing or to be created, Belgian, foreign or international, and public or private sector – that may contribute, directly or indirectly, to the achievement of its corporate objects..
4. to provide radio and television broadcasting services.

CHAPTER II: CAPITAL – SHARES – BONDS

Article 4 – Share capital

(as amended by the deeds of 11 April 2001, 19 February 2004, 20 March 2004 and 14 September 2004)

The Company's share capital amounts to one billion euro (EUR 1,000,000,000) and is fully paid-up.

This share capital is represented by three hundred sixty one million seven hundred seventy five thousand one hundred thirty five (361,775,135) no-par-value shares, each of which represents one-three hundred sixty one million seven hundred seventy five thousand one hundred thirty fifth (1/361,775,135th) share in the company's share capital and ranks pari passu.

Article 5 – Authorized capital

(as deleted by the deed of 11 April 2001 and reinstated by the deed of 19 February 2004)

Section 1

Without prejudice to the provisions of Article 6 of these Articles of Association, the Board of Directors is empowered to increase the Company's share capital by an amount not exceeding two hundred million euro (EUR 200,000,000), in a single or series of operations, including by way of the issue of convertible bonds, warrants or any other securities that may confer a right to subscribe to shares.

The Board of Directors is likewise hereby explicitly empowered to make use of this mandate for the following operations:

1. a capital increase or issue of convertible bonds or warrants accompanied by the withdrawal or restriction of the ***pre-emptive rights of existing shareholders***.

2. a capital increase or issue of convertible bonds accompanied by the withdrawal or restriction of the pre-emptive rights of existing shareholders in favor of one or more specific persons, be they or be they not employees of the Company or of its subsidiaries.

3. a capital increase by incorporation of reserves.

Any such capital increase may take any and all form, including, but not limited to, contributions in cash or in kind, with or without share premium, the incorporation of reserves and share premiums, to the utmost extent permitted by the law.

All resolutions of the Board of Directors on the use of the authorized capital that would involve the restriction or withdrawal of the pre-emptive rights of existing shareholders pursuant to Article 5, Section 1, Points 1 and 2 of these Articles of Association, require a two-thirds majority of the members present or represented.

Section 2

The mandate given to the Board of Directors pursuant to Section 1 is conferred for a period of five years from the date of publication of the amendment to these Articles of Association approved by the General Meeting (GM) of shareholders on 19 February 2004.

This mandate may be renewed by resolution of the GM, deliberating and deciding on the basis of the quorum and majority required for amendment of these Articles of Association and in accordance with the specific rules laid down for such renewal.

Each such renewal is conferred for a period not exceeding five years.

Section 3

The Board of Directors is hereby expressly empowered to proceed with a capital increase in any and all form, including but not limited to a capital increase accompanied by the withdrawal or restriction of the pre-emptive rights of existing shareholders, even after receipt by the Company of notification from the Belgian Banking, Finance and Insurance Commission of a take-over bid for the Company's shares. Where this is the case, however, the capital increase must comply with the additional terms and conditions laid down in Article 607 of the Commercial Companies Code.

The powers conferred on the Board of Directors under Section 3 with respect to capital increases pursuant to notices issued by the Banking, Finance and Insurance Commission remain in effect for a period of three years from the date on which this mandate comes into effect. These powers may be renewed for a further period of three years by resolution of the GM, deliberating and deciding on the basis of the quorum and majority required for amendment of these Articles of Association.

Section 4

The Board of Directors is empowered to amend the Articles of Association to reflect the capital increases resulting from the exercise of its powers pursuant to this article.

Article 6 – Restrictions on the issue of shares, convertible bonds and warrants

Section 1

No new shares, convertible bonds or warrants may be issued pursuant to Article 5, whether by the GM or Board of Directors, without the prior approval of the Crown in an Order in Council deliberated in the Council of Ministers.

No new shares, convertibles bonds or warrants may issued to persons other than the public authorities where any such issue would bring the direct participating interest of the public authorities in the share capital to 50% or less.

Section 2

For the purposes of these Articles of Association, "public authority" means:

1. the State; and,

2. public service bodies, companies, institutions or associations governed by public law that fall under the purview of the State, including autonomous public-sector enterprises, except where this notion is limited to one or more such authorities by the Crown.

Article 7 – Pre-emptive rights in the event of a capital increase by cash contribution

(as amended by the deeds of 28 February 1996, 11 April 2001 and 19 February 2004)

Section 1 - Shareholder pre-emptive rights

Pursuant to Article 592 of the Commercial Companies Code, new shares, convertible bonds and warrants to be subscribed to in cash must first be offered, pro rata, to existing shareholders in proportion to the share capital represented by their respective shares.

This pre-emptive right may be exercised over a period of at least fifteen days from the date on which subscription opens. The length of this period is determined by the GM or, if use is made of authorized capital, by the Board of Directors.

Pre-emptive rights are negotiable throughout the subscription period.

The GM may, in the interests of the company and on the basis of the quorum and majority required for amendments to the Articles of Association, withdraw or limit the pre-emptive rights of existing shareholders.

Any motion to this effect must be specifically mentioned in the notice convening the GM. The reports required under Article 596 of the Commercial Companies Code must be drawn up by the Board of Directors and the company auditors, acting as a body.

If the pre-emptive rights of existing shareholders are withdrawn or restricted, the GM may decide to give priority to existing shareholders in allocating the new securities. Where this is the case, the subscription period must be ten days.

If the pre-emptive rights are restricted or terminated in favor of one or more specific persons who are not employees of the Company or of its subsidiaries, the terms and conditions laid down in Article 598 of the Commercial Companies Code must be observed.

Paragraph 2 – Preference rights for employees.

Without prejudice to the provisions of Article 6, Section 1, Subsection 2, of these Articles of Association on the issuing of shares to persons other than the public authorities and in accordance with the terms and conditions of Articles 40, Subsection 3, and 60(1), Subsection 4, of the Law of 21 March 1991, part of the issue – as determined by an Order in Council deliberated in the Council of Ministers – must be offered first to employees of the Company and of its subsidiaries under terms and conditions that may depart from those specified in Articles 609(1)(1) and 609(2)(4) of the Commercial Companies Code.

Article 8 – Capital increase by contribution in kind

(as amended by the deeds of 11 April 2001 and 19 February 2004)

Without prejudice to Article 6 of these Articles of Association, a report must be drawn up by the Statutory Auditors, acting as a body, prior to any capital increase by contribution in kind.

This report must be attached to a special report in which the Board of Directors sets out the benefits to the Company of both the contributions and the proposed capital increase and, if appropriate, the reasons for any departure from the conclusions of the appended Auditors' Report.

Article 9 - Paying-up of shares

(as amended by the deed of 19 February 2004)

Payments to be made on shares not fully paid up must be made at the place and dates to be decided at the discretion of the Board of Directors.

The rights attaching to shares on which payment is called and is due are suspended until such payments are made.

If no payment is received within one month of due notice being served by registered letter, the Board of Directors may, without prejudice to Article 6, Section 1, and Article 12 of these Articles of Association, declare the rights of the shareholders concerned to have lapsed and proceed with the sale on the stock market of the shares in question. The proceeds of any such sale, after deduction of all payments, interest, costs and damages due on the shares in question or resulting from their sale, must be paid to the shareholder concerned, without prejudice to the right of the Company to claim the payment of any balance.

Article 10 – Form of the shares

(as amended by the deeds of 11 April 2001 and 19 February 2004)

Section 1

Shares of the Company may take registered, bearer or dematerialized form.

Under Article 60(1)(2) of the Law of 21 March 1991, all shares representing share capital held by a public authority - as defined in Article 6, Section 2, of these Articles of Association - must be in registered form.

Without prejudice to the foregoing, the holders of registered stock may ask for the conversion of their shares to bearer form and vice-versa, at their own expense and at any time.

In accordance with Article 463 of the Commercial Companies Code, a register of shareholders must be kept at the Company's Registered Office.

Section 2

The shares are held indivisum in respect of the Company. If the same shares in the Company are held jointly by several persons, these persons must appoint a single proxy to represent them vis-à-vis the Company. Until such appointment is made, the rights attaching to these shares are suspended.

If no agreement can be reached among the holders of such rights, each party may apply to a competent court for a proxy to be appointed to exercise these rights in the interests of all the holders concerned.

Article 11 – Notifications in the event of the transfer of shares

(as amended by the deed of 19 February 2004)

Section 1

Under Article 39(4) of the Law of 21 March 1991, the transfer of equity shares by a public authority other than the State must be notified by that public authority to the Company..

Section 2

Any person who acquires or transfers shares of the Company conferring voting rights must notify both the Banking, Finance and Insurance Commission and the Company where the number of voting rights attaching to the total shares held by that person then amounts to 3% or more of the total voting rights attaching to the Company's securities as soon as this disclosure criterion is met. The provisions of the Law of 2 March 1989 concerning the disclosure of major holdings in listed companies and regulating take-over bids (the Disclosure Law) applies to the Company. Under Article 5 of that Law, holdings must also be disclosed each time they attain or fall below 3% or multiples thereof (i.e., 6%, 9%, 12%, etc.). This is without prejudice to the disclosure

requirements that apply when holdings attain or fall below the statutory thresholds of 5%, 40%, 15%, etc.

Article 12 - Restrictions on the transfer of shares

(as amended by the deeds of 28 February 1996 and 19 February 2004)

Section 1

Under Article 60(1)(3) of the Law of 21 March 1991, shares acquired by the State when the Company was transformed into a company limited by shares, or subscribed to in later capital increases, may be transferred solely to persons designated by the Crown in an Order in Council deliberated in the Council of Ministers, subject to the terms and conditions laid down therein and provided that the direct participating interest of the public authorities does not fall below 50% of the shares plus an additional share.

Section 2

Pursuant to Article 39(4) of the Law of 21 March 1991, if the direct participating interest of the public authorities, including the State, falls to 50% or less as a result of any such share transfer, the transfer is deemed, ipso jure, null and void, unless the public authorities raise their participating interest to over 50% by subscribing, in full or in part, to a capital increase within three months of the transfer.

Article 13 – Acquisition of own shares[1]

(as inserted by the deed of 19 February 2004)

The Company may acquire its own shares and transfer the shares thus acquired in accordance with the provisions of the Commercial Companies Code.

The Board of Directors is hereby empowered to acquire the maximum number of own shares permitted by law. The price paid for these share must not be more than 5% above the highest closing price in the thirty-day trading period preceding the transaction and no more than 10% below the lowest closing price in that same thirty-day period. This mandate is granted for a period of eighteen months from the date on which it comes into effect.

The Board of Directors is explicitly empowered to transfer on the stock exchange any own shares that are listed without obtaining the prior approval of the GM.

The Board of Directors is hereby empowered to transfer own shares at a price that cannot be more than 5% below the average closing price in the thirty-day trading period preceding the transaction. The Board of Directors is hereby empowered to acquire own shares as required to prevent any imminent and serous prejudice to the Company. The Board of Directors is hereby empowered to transfer own shares in accordance with the Commercial Companies Code as required to prevent any imminent and serous prejudice to the Company. Such powers in the case of imminent and serious prejudice are granted for a period of three years from the date of publication of the amendment to these Articles of Association approved by the GM on 19 February 2004. These powers may be renewed by the GM in accordance with the provisions of the Commercial Companies Code.

A two-thirds majority of the votes cast by the members present or represented is required for all resolutions of the Board of Directors on the acquisition or transfer of the Company's shares pursuant to this article.

All mandates granted herein extend to any acquisitions or transfer of the Company's shares undertaken in accordance with the provisions of the Commercial Companies Code by the Company's direct subsidiaries, as defined in Article 627 of that Code.

---

1 The Extraordinary General Meeting of 19 February 2004 conferred on the Board of Directors the power to assign to beneficiaries, under the requisite terms and conditions, the number of shares required to fully implement the 2004 Discounted Stock Purchase Plan (DSSP) and/or the 2004 Long-Term Incentive Plan (LTIP) approved by the Board of Directors on that same date.

Article 14 – Bonds and warrants

(as amended by the deeds of 30 June 1997 and 19 February 2004)

The Company may, at any time, issue bonds by, or by virtue of, resolution of the Board of Directors.

Without prejudice to Article 6, Section 1, of these Articles of Association, the Company may, at any time, issue bonds convertible into shares and stock-purchase warrants, up to the ceiling for authorized capital, by resolution of the GM, deliberating and deciding on the basis of the quorum and majority required for amendment of these Articles of Association, or by resolution of the Board of Directors. Without prejudice to Article 6, Section 1, of these Articles of Association, such bonds and warrants may be issued in registered, bearer or dematerialized form.

CHAPTER III: MANAGEMENT

Article 15 - Management bodies of the Company

(as amended by the deed of 19 February 2004)

The Company is managed by the Board of Directors and the person appointed as Chief Executive Officer. Articles 19 and 20 of the Law of 21 March 1991 do not apply to the Company.

Article 16 - Composition of the management bodies and Management Committee

(as amended by the deeds of 28 February 1996 and 19 February 2004)

Section 1 - Board of Directors

The Board of Directors is composed of no more than 18 members, including the person appointed as Chief Executive Officer.

Section 2 – Chief Executive Officer

A Chief Executive Officer must be appointed who will be entrusted with the day-to-day management and representation of the Company in matters relating to such management. The Chief Executive Officer must perform his/her duties on a full-time basis.

The Chief Executive Office may, furthermore, be invested with such powers as are entrusted to him/her pursuant to Article 22, Section 2, of these Articles of Association.

The Company has a Management Committee, as defined in the Law of 21 March 1991, as applicable to the Company.

The Management Committee consists of the Chief Executive Office and a maximum of nine other members of the Company's management. Each of these members is appointed and dismissed by the Chief Executive Officer and is designated "Member of the Management Committee". The Management Committee is chaired by the Chief Executive Officer

Section 4 - Language parity

There must be the same number of French-speaking members as Dutch-speaking members on the Board of Directors, with the possible exception of the Chairman of that Board.

There must be as many French-speaking members as Dutch-speaking members on the Management Committee, with the possible exception of the Chief Executive Officer.

Members who are neither French-speaking nor Dutch-speaking are not taken into account in determining the linguistic parity.

Article 17 – Conflicts of interest

(as amended by the deeds of 30 June 1997 and 19 February 2004)

Section 1

Without prejudice to any other limitations established under, or by virtue, of the law or in these Articles of Association, the office of Director of the Company is not compatible with the office or functions of:

1° Member of the European Parliament or of the European Commission;

2° member of the legislative chambers;

3° Government Minister or Secretary of State;

4° Member of Parliament or of the Government of a community or region;

5° Governor of a province or member of the permanent delegation of a provincial council.

Moreover, with the exception of the Chief Executive Officer and the other members of the Management Committee, the office of Director of the Company is incompatible with the function of employee of the Company.

Section 2

Any Director in breach of the provisions of Section 1 must resign from the offices or duties giving rise to such conflict of interests within three months. He/she is deemed, ipso jure, to have resigned as a Director of the Company in the event of any failure to do so within this three month period, without prejudice to the validity of any acts he/she may have performed or deliberations in which he/she participated during this period.

Section 3

The office of Directors appointed or nominated by the public authorities is, moreover, incompatible with holding any position in the Belgian Institute for Postal Services and Telecommunications *[Belgisch Instituut voor postdiensten en telecommunicatie/Institut Belge des Services Postaux et des Télécommunications]* set up under Article 71 of the Law of 21 March 1991, or in a private or public-sector body that offers telecommunications services or goods for profit.

Any Director in breach of the provisions of Section 3 must immediately resign from the offices or duties giving rise to the conflict of interests. He/she is deemed, ipso jure, to have resigned as a Director of the Company in the event of any failure to do so within one week of accepting the post or function, without prejudice to the validity of any acts he/she may have performed or deliberations in which he/she participated during this period.

Section 4

The Company may only nominate, directly or indirectly, as Directors for its subsidiaries persons that satisfy the criteria laid down in Sections 1 to 3 above, the exception being that it may nominate Belgacom employees for such offices.

Section 5

The office of Member of the Management Committee is not compatible with the office of mayor, alderman or president of a social welfare center (*center public d'aide sociale – CPAS/openbaar centrum voor maatschappelijk welzijn – OCMW*) of a municipality with more than 30,000 inhabitants.

Article 18 - Appointment and dismissal of Directors

(as amended by the deeds of 28 February 1996, 11 April 2001 and 19 February 2004)

Section 1

Directors are appointed for a renewable term of up to six years.

Section 2

Pursuant to Article 18(2)(2) of the Law of 21 March 1991, a proportion of the total number of Members decided by the AGM are appointed by the Crown, under an Order in Council deliberated in the Council of Ministers, on a pro rata basis determined by the voting rights attaching to the shares held by the State. These Members must be appointed on the basis of their competence in legal, economic, financial, social or telecommunications fields and from among prominent members of the business or academic communities, after the consultation of the Appointments and Remuneration Committee provided for in Article 25 of these Articles of Association.

Section 3

The other Members are then appointed at the AGM by the other shareholders, in accordance with the provisions of this section. In this regard, these other shareholders hold a separate vote at the AGM at which these nominations are put forward.

All Directors to be appointed pursuant to this section must be appointed solely from among the candidates nominated by the Board of Directors, on recommendation of the Appointments and Remuneration Committee provided for in Article 25 of these Articles of Association. Three of the Directors appointed under this section must, moreover, be independent, as defined in Article 524(4) of the Commercial Companies Code.

If a Director appointed as an independent member - as defined in Article 524(4), of the Commercial Companies Code - loses that status and the Board of Directors no longer has three such independent members, the Director concerned must resign from his/her office within one month of that status being lost. He/she is otherwise deemed, ipso jure, to have resigned as a Director of the Company, without prejudice to the validity of any acts he/she may have performed or deliberations in which he/she participated during this one-month period.

Section 4

Directors appointed by the Crown may only be dismissed by Order in Council deliberated in the Council of Ministers.

Directors appointed by the other shareholders may be dismissed at any time at an AGM.

Article 19 - Appointment and dismissal of the Chairman of the Board of Directors

The Chairman of the Board of Directors is appointed from among Board Members by the Crown, in an Order in Council deliberated in the Council of Ministers.

The Chairman of the Board of Directors may only be dismissed as Chairman by an Order deliberated in the Council of Ministers.

Article 20 - Appointment and dismissal of the Chief Executive Officer and other members of the Management Committee

(as amended by the deeds of 28 February 1996, 12 June 1996 and 19 February 2004)

Section 1

The Chief Executive Office is appointed for a renewable six-year term by the Crown in an Order deliberated before the Council of Ministers. The Chief Executive Officer must belong to a language group other than that of the Chairman of the Board of Directors. He/she may only be dismissed by an Order in Council deliberated in the Council of Ministers.

Section 2

The Chief Executive Officer appoints and dismisses members of the Management Committee and determines their powers.

Section 3

The mutual rights and obligations, including those relating to remuneration, of the Chief Executive Officer and members of the Management Committee, on the one hand, and of the Company, on the other, are set out in a special agreement between the parties concerned. In the negotiation of this agreement, the Company is represented by the other Directors. The latter may, for this purpose, be represented by the Chairman of the Board of Directors. The Appointments and Remuneration Committee must be consulted in accordance with the provisions of Article 17(4) of the Law of 21 March 1991.

Article 21 – Vacant seat on the Board of Directors

(as amended by the deed of 19 February 2004)

If a Board Member's seat falls vacant, the remaining Members are entitled to fill this position ad interim until a final appointment is made, in accordance with Article 18 of these Articles of Association.

Any such appointment is made on proposal by:

(1) the Minister competent for the Company, if the vacant seat was occupied by a Member appointed under Article 18, Section 2, of these Articles of Association and subject to the nominee satisfying the criteria laid down herein;

(ii) the Appointments and Remuneration Committee, if the vacant seat was occupied by a Member appointed under Article 18, Section 3, of these Articles of Association and subject to the nominee satisfying the criteria laid down herein;

Article 22 - Powers of the Board of Directors

(as amended by the deeds of 28 February 1996, 12 June 1996, 11 April 2001 and 19 February 2004)

Section 1

The Board of Directors has the power to perform all acts necessary or useful to achieve the Company's corporate objects, with the exception of those reserved by law, or by these Articles of Association, to other bodies within the Company.

The Board of Directors defines the general policy and strategy of the Company, on proposal of the Chief Executive Officer and supervises the management undertaken by the latter.

The Chief Executive Officer must regularly report to the Board of Directors. The Board of Directors or its Chairman may, at any time, require the Chief Executive Officer to submit a report on all or part of the activities of the Company.

Section 2

The Board of Directors may, deciding by a majority of two-thirds of the votes cast by the Members present or represented, delegate its powers, in full or in part, to the Chief Executive Officer, with the exception of:

1° approval of the Management Contract referred to in Chapter II, Title I, of the Law of 21 March 1991 and any amendment thereof;

2° the drawing up of the business plan, and definition of general policy and strategy for the Company;

3° the supervision of the Chief Executive Officer, particularly with regard to the performance of the Management Contract;

4° the other powers reserved to the Board of Directors of the Company under Title I of the Law of 21 March 1991 and under the Commercial Companies Code.

Section 3

Without prejudice to the application of Article 18(5) of the Law of 21 March 1991 concerning the special rights conferred on the Chairman of the Board of Directors with respect to information and investigation, the Board is entitled to demand and obtain all useful information and documents from the Chief Executive Officer and to undertake any verification that may be necessary.

Section 4

Pursuant to Article 11(2) of the Law of 21 March 1991, the works, supplies and services contracts for which the Chief Executive Officer has sole competence and those for which the Chief Executive Office may delegate his/her powers are determined by the Board of Directors.

Article 23. Meetings, deliberations and resolutions of the Board of Directors

(as amended by the deeds of 12 June 1996, 30 June 1997 and 19 February 2004)

Section 1

The Board of Directors is convened by the Chairman or the Chief Executive Officer and meets whensoever this is required in the interests of the Company, or when requested by at least two Board Members.

Except in the event of force majeure, the Board of Directors can only deliberate and validly adopt resolutions if at least half of its Members is present or represented. Where this is not the case, a new meeting may be convened. If at least one-third of the Members of the Board of Directors are present or represented, this meeting may deliberate and validly decide the items on the agenda of the previous meeting.

Section 2

Without prejudice to provisions expressly to the contrary, all resolutions of the Board of Directors must be adopted by a simple majority of the votes cast by the Members present or represented. No abstentions are taken into account in determining the majority. The following resolutions require a two-thirds majority of the votes cast by the Members present or represented:

1. resolutions on taking a participating interest that exceeds one of the thresholds or ceilings laid down in Article 13(2) of the Law of 21 March 1991;

2. resolutions covered by Article 35(3), Paragraph 1, Point 2, of the Law of 21 March 1991;

3. resolutions on the use of authorized capital when this would involve the restriction or withdrawal of shareholder pre-emptive rights, as defined in Article 4, Section 1, Points 1 and 2, of these Articles of Association;

4. resolutions to acquire or transfer the Company's own shares, pursuant to Article 13 of these Articles of Association;

5. resolutions to delegate its powers, in full or in part, to the Chief Executive Officer pursuant to Article 22, Section 2, of these Articles of Association;

6. resolutions to approve or change the Management Contract.

Section 3

The meetings are held in Belgium, at the location indicated in the convening notice. A meeting of the Board of Directors may, however, be held in another country once a year.

Any Member who is unable to attend in person may, subject to the approval of the Chairman, take part in the deliberations and voting by telephone or videoconference. He/she is then deemed to be present. The Chairman must not, however, give his/her approval to such telephone or videoconference presence where this would involve more than half of the Members.

Any Board Member who is unable to attend or is absent may give a proxy – by letter, telegram, telex or telefax – to another Member to represent him/her and validly vote on his/her behalf.

Where this is the case, the Member represented is deemed to be present. A Member may represent several other Members.

Under exceptional circumstances where there is a need for urgent action to protect the interests of the Company, resolutions of the Board of Directors may be adopted when the Members give their unanimous consent thereto in writing. The only exceptions are resolutions relating to the closing of the annual accounts, the use of authorized capital, the approval of the Management Contract and any amendments thereto, and the drawing up of the Business Plan.

Section 4

The deliberations of the Board of Directors must be set out in minutes signed by the Chairman, the Chief Executive Officer, the Secretary General, and any members of the Board who so request.

These minutes must be recorded or inserted in a special register.

Transcripts or excerpts for submission to a court or elsewhere must be signed by the Chairman, the Chief Executive Officer or the Secretary General, acting jointly in any pair combination.

Article 24 - Powers of the Chairman of the Board of Directors

Section 1

Meetings of the Board are convened and chaired by the Chairman. If the Chairman is unable to chair the Board, he/she is replaced by the Member appointed pursuant to Article 18, Section 2, of these Articles of Association with the most seniority. If two or more Members have the same seniority, the Chairman is replaced by the oldest of them.

Section 2

In the event of a tied vote, the Chairman, or, where he/she unable to be present, the Member replacing him/her pursuant to Section 1, has the casting vote.

Article 25 – Committees set up by the Board of Directors

(as inserted by the deed of 19 February 2004)

Section 1

The Board of Directors may set up, from among its own Members, such advisory committees as it deems fit. It determines their composition, tasks and method of functioning.

Section 2

The Board of Directors must set up an Audit and Compliance Committee. The role of this Committee is to assist and advise the Board in its oversight of: - the quality and integrity of the Company's statutory and consolidated annual accounts and financial statements;

- the relationship with the Company's Auditors;
- the Company's internal audit function;
- compliance by the Company with the legislative and statutory requirements; and,
- compliance within the Company with the Code(s) of Conduct and Company Rules.

The composition, tasks and method of functioning of the Audit and Compliance Committee are determined by the Board of Directors, which must ensure that the majority of the committee memebers are Independent Members appointed in accordance with Article 18, Section 3, of these Articles of Association.

The Board of Directors must set up an Appointments and Remuneration Committee. The role of this Committee is to assist and advise the Board on: - the composition of the Board of Directors, the Board committees and the Management Committee;

- remuneration policy and strategy for Board Members and employees.

The Appointments and Remuneration Committee is composed of: (1) the Chairman of the Board of Directors;

(2) two Independent Board members appointed in accordance with Article 18, Section 3, of these Articles of Assoication and chosen by the Board of Directors; and,

(3) a Board Member appointed in accordance with Article 18, Section 2, of these Articles of Association and chosen by the Board of Directors. The composition, tasks and method of functioning of the Appointments and Remuneration Committee are determined by the Board of Directors. The Appointments and Remuneration Committee must perform the tasks laid down in Article 17(4) of the Law of 21 March 1991.

The Board of Directors must set up a Strategic and Business Development Committee. The role of this Committee is to assist and advise the Board on matters relating to the Company's general policy and strategy and on major issues relating to the Company's strategic development. The tasks and method of functioning of the Appointments and Remuneration Committee are determined by the Board of Directors.

The basic rules governing the composition, tasks and method of functioning of the Audit and Compliance Committee, the Appointments and Remuneration Committee and the Strategic and Business Development Committee are laid down in charters drawn up by the Board of Directors.

Article 26 – Chief Executive Officer

(as amended by the deeds of 30 June 1997 and 19 February 2004)

Section 1

The Chief Executive Officer is responsible for the day-to-day management and for representation of the Company in this regard. This authority to represent extends to the exercise of the voting rights attaching to the securities or other held by the Company.

Section 2

The Chief Executive Officer is responsible for the powers delegated by the Board of Directors pursuant to Article 22, Section 2, of these Articles of Association, and for implementation of resolutions taken by the Board of Directors.

Section 3

In consultation with the Management Committee, the Chief Executive Officer must prepare, once a year, the draft business plan settting out the Company's objectives and medium-term strategy. He/she must then submit it to the Board of Directors for approval, in accordance with Artilce 26(2) of the Law of 21 March 1991. After approval of the Board of Directors, those parts of the business plan that concern performance of public service obligations must be submitted to the Minister competent for the Company to check compliance with the Management Contract.

Section 4

The Chief Executive Officer may delegate certain of his/her powers to other persons, by means of a special proxy, under the terms and conditions he/she deems fit. This does not apply to those tasks delegated exclusively to the Chief Executive Officer in accordance with Article 22, Section 4, of these Articles of Association.

Article 27 – Management Committee

(as amended by the deed of 19 February 2004)

The Management Committee assists the Chief Executive Officer in the exercise of his/her powers. The Chief Executive Officer decides the division of tasks within the Committee. The Chief Executive Officer may delegate his/her powers to one or more Committee members pursuant to Article 26, Section 4, of these Articles of Association.

The rules and procedures for the functioning of the Management Committee are determined by the Board of Directors, on proposal by the Chief Executive Officer.

Article 28 – Representation of the Company

(as amended by the deed of 19 February 2004)

Without prejudice to the general powers of representation attaching to the Board of Directors as a body, the Company is validly represented before the courts and in official deeds, including those for which a civil servant or a notary is required, by two Board Members acting jointly.

With respect to day-to-day management and the powers delegated pursuant to Article 22, Section 2, of these Articles of Association, the Company is validly represented by the Chief Executive Officer.

It shall also be validly represented by holders of special proxies, within the bounds of their mandates.

Article 29 – Directors' remuneration and expenses

(as amended by the deed of 19 February 2004)

The GM determines the remuneration to be paid to Members of the Board of Directors by virtue of their office as Director.

If variable elements are included in the remuneration, the basis for calculation must not include items that equate to operating expenses.

The Appointments and Remuneration Committee must be consulted in accordance with the provisions of Article 17(4) of the Law of 21 March 1991 and Article 25, Section 2, of these Articles of Association.

CHAPTER IV: SUPERVISION AND CONTROL

Article 30 – Administrative supervision

(as amended by the deeds of 28 February 1996, 30 June 1997 and 19 February 2004)

Section 1

The Company is subject to the supervisory powers of the Minister competent for the Company. This supervision is exercised by a Government Commissioner, appointed and dismissed by the Crown.

The Minister designates an alternate to replace the Government Commissioner should the latter be unable to perform his/her duties.

Performance of the duties of the Government Commissioner is regulated by the Crown.

Section 2

Under Article 23(2) of the Law of 21 March 1991, the Government Commissioner must ensure compliance with this Law, these Articles of Association and the Management Contract. He/she must ensure that the Company's policy, in particular policy on participating interests in other undertakings in accordance with Article 13 of the Law of 21 March 1991, does not prejudice the performance by the Company of its public service obligations.

The Government Commissioner must report to the Minister competent for the Company. He/she must report to the Budget Minister on all resolutions of the Board of Directors or of the Chief Executive Officer that affect the general budget of the State.

Section 3

The Government Commissioner must be invited to all meetings of the Board of Directors and of the Management Committee and has the right of discussion. He/she may examine the books, correspondence, minutes and, in general, all documents and all written material of the Company at any time on the Company's premises. In performing his/her duties, the Government Commissioner may request any explanations and information from Board Members, agents and employees of the Company, and conduct such checks as he/she deems fit.

The Company must provide the Government Commissioner with the human and material resources necessary for him/her to fulfil his/her duties.

Section 4

The Government Commissioner may, within a period of four clear days, lodge an appeal with the Minister competent for the Company against any resolution which he/she deems to be in breach of the Law of 21 March 1991, the Articles of Association or the Management Contract.

If the Government Commissioner was duly invited to attend the meeting at which the resolution being appealed was adopted, this period runs from the date of that meeting. If such was not the case, it runs from the day on which he/she became aware of the resolution. In the event of an appeal, the resolution is suspended.

If the General Budget of the State is affected, the Minister competent for the Company must ask for the approval of the Budget Minister.

If, within a period of eight clear days of the date on which the period provided for in Paragraph 1 starts, the Minister has not annulled the resolution, the latter becomes final, without prejudice to the last paragraph of this section. The Minister must notify any annulment to the management body.

If the Budget Minister and the Minister competent for the Company do not reach an agreement within the eight-day period referred to in the preceding paragraph, a decision must be reached within thirty days of the date referred to in Section 1, pursuant to the procedure established by the Crown.

Section 5

The Board of Directors must report, once a year, to the Minister competent for the Company on the performance by the Company of its public service obligations.

Section 6

Where the Law of 21 March 1991, the Articles of Association or the Management Contract so dictate, the Minister competent for the Company or the Government Commissioner

may, pursuant to Article 24 of the Law of 21 March 1991, compel the competent management body of the Company to deliberate on any matter it deems fit within a designated period of time.

Article 31 – Financial supervision

(as amended by the deeds of 30 June 1997 and 19 February 2004)

Section 1

In accordance with Article 25 of the Law of 21 March 1991, supervision of the financial position of the annual accounts and of the legality, as regards the Law of 21 March 1991 and the Articles of Association, of transactions to be recorded in the annual accounts is entrusted to a four-member Board of Auditors. The members of the Board of Auditors are referred to as Statutory Auditors.

Section 2

Two of the Statutory Auditors are appointed by the Belgian Court of Auditors *[Rekenhof/Cour des Comptes]*. The other Statutory Auditors are appointed by the AGM.

The Statutory Auditors appointed by the Belgian Court of Auditors are appointed from among the members of that Court. The other Statutory Auditors are appointed from among the members - whether natural or legal - of the Institute of Auditors (*Institut des réviseurs d'entreprises/Instituut der Bedrijfsrevisoren*) nominated in accordance with Articles 155 to 160 of the Commercial Companies Code requiring the duties of the works council to be performed by the Company's joint labor committee.

Section 3

In accordance with Article 25(4) of the Law of 21 March 1991, the Statutory Auditors are appointed for a renewable six-year term. They may only be dismissed during their term of office for just cause or otherwise are entitled to damages and interest. Any resignation by a statutory auditor must coincide with the filing of the report on the annual accounts and the auditor concerned must first indicate in writing to the Minister competent for the Company and to the AGM the reasons for the resignation. An exception is granted for resignation on serious personal grounds.

Section 4

The remuneration paid to the Statutory Auditors is determined by the AGM. This remuneration is paid by the Company.

Section 5

(as amended by the deed of 11 April 2001)

The report provided for in Articles 143 and 144 of the Commercial Company Code must be submitted to the Board of Directors and to the Minister competent for the Company.

CHAPTER V: GENERAL MEETINGS OF THE SHAREHOLDERS

Article 32 - Dates

(as amended by the deeds of 28 February 1996 and 30 June 1997)

The Annual General Meeting (AGM) of shareholders meets on the second Wednesday in April at 10 a.m.

If that day is a public holiday, the AGM must take place on the next working day.

An extraordinary general meeting may be convened as required in the interests of the Company.

General meetings may be convened by the Board of Directors or the Board of Auditors and must be convened when requested by shareholders representing at least one-fifth of the Company's share capital. General meetings must be held at the Company's registered office or at any other location in Belgium indicated in the notices convening the meetings.

Article 33 – Notice convening general meetings

(as amended by the deeds of 11 April 2001 and 19 February 2004)

Notices convening general meetings must include the agenda and must be published:

a) in the Belgian State Gazette, at least fifteen days before the meeting;

b) in at least one Dutch-language and one French-language national newspaper, as well as in a regional press media in the place where the registered office is located, twice, at intervals of at least eight days, the second being at least fifteen days before the meeting.

Letters missive convening the meeting must be sent at least fifteen days before the meeting to the holders of registered shares, bonds and warrants and to the holders of registered certificates issued by the Company to Directors and Statutory Auditors. No proof of compliance with this requirement is required.

The agenda must indicate the items for deliberation, together with any motions for resolutions.

All persons present or represented at a general meeting are deemed to have been duly convened.

Any persons prevented from attending a general meeting may, in advance of or after the meeting concerned, waive any claims that may arise in respect of the absence or irregularity of the notice convening the meeting.

Article 34 – Deposit of bearer shares and registration of registered share certificates

(as amended by the deed of 19 February 2004)

To be admitted to a general meeting, holders of bearer shares must deposit their bearer securities with the Company's registered office, or with the financial institution designated in the notice convening the meeting, at least three working days before the date of the meeting. Holders of shares in book-entry form must deposit, within the same period and at the same location, a certificate issued by the authorized account holder or the clearing body attesting to the non-availability of the shares until the date of the general meeting concerned. Holders of registered shares must be recorded in the register of shareholders at least three working days before the date of the general meeting and must inform the Company, at least three working days before the meeting date, of their intention to attend the meeting concerned.

Article 35 - Representation at general meetings

(as amended by the deed of 19 February 2004)

The State is represented at general meetings by the Minister competent for the Company or his/her alternate.

Any shareholder unable to attend a meeting may issue a proxy - in writing, by telegram, telex or telefax – to another person to represent him/her at the general meeting. That person need not be a shareholder. Such proxies must be lodged at least three working days before the meeting concerned.

The Board of Directors may determine the form of such proxies.

Article 36 – Attendance list

(as amended by the deed of 28 February 1996)

An attendance list must be kept for each general meeting.

Before being admitted to the meeting, shareholders and their proxy holders must sign the attendance list, indicating their last names, first names and place of residence, or the name and particulars of the shareholders they are representing, and the number of shares they hold or represent.

Article 37 - Composition of the Bureau - minutes

(as amended by the deed of 19 February 2004)

General meetings are chaired by the Chairman of the Board of Directors or, in his/her absence, by a Member designated by the other Board Members or by a person appointed for this purpose by the general meeting. The Secretary is appointed by the Chairman. If required by the number of shareholders present, the general meeting must appoint two tellers from among the

shareholders present. The Chairman, Secretary and, where appointed, the tellers together constitute the Bureau for the meeting. The minutes of general meetings must be signed by the members of the Bureau and by any shareholders who so request. The minutes must be inserted into a special register.

Article 28 - Deliberations

(as amended by the deed of 19 February 2004)

Subject to the exceptions established by law or in these Articles of Association, a general meeting may deliberate and decide by a simple majority, irrespective of the number of shares present or represented at the meeting.

Article 39 - Voting rights

(as amended by the deeds of 11 April 2001 and 19 February 2004)

Each share carries one voting right, except where this is suspended under the law.

Article 40 - Extraordinary general meetings

(as amended by the deeds of 28 February 1996, 11 April 2001 and 19 February 2004)

When a general meeting is convened to deliberate and adopt resolutions on the following matters:

- amendments to these Articles of Assoication;
- a capital increase or decrease;
- the issue of shares below par value;
- a withdrawal or restriction of the pre-emptive rights of shareholders;
- the issue of convertible bonds or warrants;
- any other matter covered by the Commercial Companies Code, the Law of 21 March 1991 or these Articles of Association that requires a resolution by an extraordinary general meeting on the basis of the quorum and majority required for amendments to the Articles of Association,

at least half of the shares representing the Company's capital must be present or represented at the meeting. Where this criteria is not met, a new meeting must be convened, which shall validly deliberate and adopt resolutions, irrespective of the number of shares present or represented.

To be validly adopted, tesolutions on such items require a majority of three-quarters of the votes, abstentions being deemed a vote against the motion. This is, however, without prejudice to any special majority requirements imposed under the Commercial Companies Code for such matters as amendments to the corporate objects, permission for the Company or its direct subsidiaries to acquire or transfer its own shares, consent to the Company or its direct subsidiaries pledging its own shares and transformation of the Company.

Under Article 41(4) of the Law of 21 March 1991, any amendment to the Articles of Association only comes into effect on approval by the Crown, in an Order in Council deliberated in the Council of Ministers.

Article 41 - Transcripts and excerpts of the minutes

Excerpts of the minutes of general meetings to be furnished to third parties must be signed by the Chairman of the Board of Directors or by a Board Member acting as his/her alternate.

Certified transcripts of minutes of general meetings to be furnished to third parties must be signed by the Chairman of the Board of Directors, by the Chief Executive Officer or by two Board Members.

CHAPTER VI: FINANCIAL YEAR – ANNUAL ACOUNTS – DIVIDENDS – DISTRIBUTION OF PROFITS

Article 42 – Finanncial year – Annual Accounts

(as amended by the deeds of 11 April 2001 and 19 February 2004)

Section 1

The financial year starts on 1 January and ends on 31 December of each year.

At the end of each financial year, the Board of Directors must draw up an inventory and establish the annual accounts of the Company, which must include the balance sheet, the profit and loss statement and the notes to the accounts.

These documents must be drawn up and, together with the management report, submitted for scrutiny to the Board of Auditors, in accordance with the provisions of the statutory provisions applicable.

Section 2

The Board of Directors must communicate the management report, the annual accounts and the report of the Board of Auditors to the annual general meeting in accordance with the provisions of the Commercial Companies Code.

The Minister competent for the Company must send the documents cited in Section 1 to the Belgian Court of Auditors for verification by 31 May of the year following the financial year concerned.

The Belgian Court of Auditors may, through its representatives on the Board of Auditors, arrange for an on-site audit of the accounts and transactions relating to the performance of public service obligations. The Court of Auditors may publish the accounts in its Report of Comments [*Opmerkingenboek/Cahier d'observations*).

Section 3

In accordance with Article 27(3) of the Law of 21 March 1991, the Board of Directors must submit the annual accounts for the financial year, together with the relevant management report and report by the Board of Auditors, to the Minister competent for the Company and to the Budget Minister by 30 April of the year following the financial year concerned.

Article 43 – Appropriation of profits

At least five percent of the net profits of the Company must be appropriated each year for a legal reserve. This appropriation ceases to be mandatory once the legal reserve amounts to one-tenth of the Company's share capital.

Five percent of the annual profits before corporate income tax are distributed to the Company's employees.

The allocation of the balance is decided by the AGM on proposal by the Board of Directors.

Article 44 - Distribution

Distribution of the dividends declared by the AGM takes place on the dates and at the locations determined by that meeting or by the Board of Directors.

Dividends not collected lapse within five years.

Article 45 – Interim dividend

(as amended by the deed of 11 April 2001)

The Board of Directors has the authority to distribute, under the terms and conditions laid down in Articles 618 and 619 of the Commercial Companies Code, an interim dividend against the final dividend distributed on the basis of the results for the financial year.

Article 46 - Irregular distribution

Any dividend distributed in breach of the law must be reimbursed by the receiving shareholders if the Company can show that they were aware of the irregular nature of the

distributions made to them or could not have been unaware of this under the circumstances prevailing at that time.

CHAPTER VII: DURATION - DISSOLUTION

Article 47 – Duration

The Company is formed for an indefinite duration.

The Company may only be dissolved by, or by virtue of, a law. Any such law must lay down the procedure as well as the terms and conditions for liquidation of the Company.

CHAPTER VIII : GENERAL PROVISIONS

Article 48 - Domicile

(as amended by the deed of 19 February 2004)

Any Board Member residing abroad is deemed, for the term of his/her office, to have elected domicile at the registered office of the Company, where all communications, notices, orders and notifications may be validly served.

Holders of registered shares, other than the public authorities, must notify any change of address to the Company. They are otherwise deemed to have elected domicile at their last known address.

FINAL AND TRANSITIONAL CLAUSES

Article 49 - First financial year

(deleted by the deed of 30 June 1997)

Article 50 – Distribution to employees of the profits for the 2003 financial year

(as amended by the deed of 28 February 1996, deleted by the deed of 30 June 1997 and reinstated by the deed of 19 February 2004)

With regard to the distribution in 2004 to the management and personnel of part of the pre-tax profit for 2003, the Company may deviate from Article 43, Section 2, of these Articles of Association, provided a proposal has been submitted to the Joint Labor Committee in accordance with Articles 34(2)(B)(8), and 34(2)(G)(2) of the Law of 21 March 2001, and a subsequent decision taken in accordance with Article 35 of the same Law.

Article 51 – Delegation to the Board of Directors of the power to delete any provisions of these Articles of Association repealed by the Law of 21 March 1991

(as inserted by the deed of 28 February 1996, deleted by the deed of 30 June 1997 and reinstated by the deed of 19 February 2004)

The Board of Directors is hereby granted the authority to delete from the Articles of Association any provision of the Law of 21 March 1991 that has been incorporated herein, without amendment, should that provision be repealed..

Article 52 – Transitional mandatory nomination rights

(as inserted by the deed of 19 February 2004)

By derogation from Article 18, Section 3, of these Articles of Association:

(i) a proportion of Board Members are appointed from among the persons nominated by ADSB Telecommunications BV, a private limited company governed by the law of the Netherlands. The actual number is pro rata to the participating interest of ADSB in the Company, rounded up or down to the nearest integer (0.5 being rounded upwards). Such mandatory nomination rights shall, however, automatically and irrevocably lapse: (a) when the participating interest of ADSB falls below 20% of the Company's voting stock; or, (b) at the end of the Offering Window defined in the penultimate Section of Article 52 of these Articles of Association, whichever event occurs first; and,

(ii) on the lapse of the mandatory nomination rights for the reasons cited in Point (i) of this article, a Board Member is appointed from among the candidates proposed by ADSB, provided ADSB continues to own 7.5% or more of the Company's voting stock. However, the mandatory

nomination rights granted under Point (ii) of this article lapse automatically and irrevocably if ADSB ceases to own 7.5% or more of the Company's voting stock.

If the participating interest of ADSB is reduced, the AGM has the right, under Article 18, Sections 3 and 4, of these Articles of Association, respectively to replace and dismiss pro rata the Board Members appointed pursuant to Article 52(i) above. Notwithstanding this right, the Board Members appointed pursuant to Article 52(i) herein must resign immediately on the lapse of the mandatory nomination rights, the sole exception being one Member who may remain in office if the provisions of Article 52(ii) are complied with. The Member appointed or remaining pursuant to Article 52(ii) of these Articles of Association must resign immediately should ADSB cease to hold 7.5% or more of the Company's voting stock.

ADSB must inform the Company of any pertinent change in the number of shares it holds.

For the sake of clarity, it is hereby specified that the transitional mandatory nomination rights granted to ADSB under this article attach exclusively to ADSB per se and cannot be transferred or assigned in any way or any form whatsoever, be it through a transfer of shares or other, except where ADSB distributes all or part of the shares it holds in the Company to one or more members of the ADSB Consortium, or to the members' affiliates. In the case of the latter, the transitional mandatory nomination rights will accrue to the members of the ADSB Consortium or their affiliates who own the shares so distributed, provided that such members together own the requisite percentage of shares for the transitional mandatory nomination rights to apply and provided that they act jointly through SBC Communications Inc.; with the latter acting as their joint representative vis-à-vis the Company in the exercise of these rights.

Notwithstanding Article 21 of these Articles of Association, if the office of a Board Member appointed under Article 52 herein falls vacant, the remaining Board Members must appoint a Member to temporarily fill that vacancy, on proposal by ADSB. This does not apply, however, if: (a) at the time of the appointment, ADSB's participating interest no longer entitles it to nominate candidates for the vacancy concerned, pursuant to Article 52 herein; or (b) the vacancy results from the resignation of a Member in accordance with that same article. In both cases, the appointment is made on proposal by the Appointments and Remuneration Committee.

For the purposes of Article 52 of these Articles of Association, Offering Window means the first quarter of 2004 and the period from the third quarter of 2004 to 31 July 2005. The Offering Window may be extended by one or more periods of time but must not exceed 90 days in total and must fall within the period running from the third quarter of 2004 to 31 July 2005 and these periods must be notified to the Belgian State by ADSB at least 90 days in advance. Notification must also be sent to the Company, which must immediately incorporate it into a public announcement.

For the purposes of Article 52 hereof, members of the ADSB Consortium means SBC Communications Inc., TDC A/S and/or Singapore Telecommunications Limited, as the case may be, in the event that ADSB should distribute all or part of the shares it owns in the Company to these companies.

CONSOLIDATED IN DUE FORM



Wilfried VAN LISHOUT
Special proxy holder




Belgacom Group

Consolidated Financial Statements prepared under International Financial Reporting Standards

for each of the three years ended 31 December 2004, 2003 and 2002

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December		
		2002	2003	2004
		EUR	EUR (in million)	EUR
Net revenue	Note 22	5.252	5.377	5.415
Other operating revenue	Note 23	86	78	125
Non-recurring revenue	Note 24	1.085	0	0
Total revenue		**6.422**	**5.454**	**5.540**
Costs of materials and charges to revenue	Note 25	-1.353	-1.376	-1.461
Personnel expenses and pensions	Note 26	-1.101	-1.046	-993
Other operating expenses	Note 27	-863	-782	-693
Non-recurring expenses	Note 28	-764	-897	-41
Total operating expenses before depreciation and amortization		**-4.081**	**-4.101**	**-3.187**
Operating income before depreciation and amortization		**2.341**	**1.353**	**2.353**
Depreciation and amortization	Note 29	-859	-787	-742
Operating income		**1.482**	**566**	**1.611**
Finance revenue		69	64	37
Finance costs		-94	-91	-64
Net finance costs	***Note 30***	**-25**	**-27**	**-27**
Loss from enterprises accounted for using the equity method	Note 6	-12	-4	-1
Income before taxes and minority interests		**1.445**	**534**	**1.583**
Tax expense	Note 8	-203	-208	-508
Minority interests	Note 5	-99	-154	-152
Net income		**1.142**	**172**	**922**
Basic earnings per share	Note 31	2,86 EUR	0,43 EUR	2,57 EUR
Diluted earnings per share	Note 31	2,86 EUR	0,43 EUR	2,57 EUR
Weighted average number of ordinary shares		400.000.000	399.932.160	358.612.854
Weighted average number of ordinary shares for diluted earnings per share		400.000.000	399.932.160	358.698.931

CONSOLIDATED BALANCE SHEET

		As of 31 December		
		2002	2003	2004
		EUR	EUR (in million)	EUR
ASSETS				
Non-current assets		**4.601**	**4.381**	**3.963**
Intangible assets	Note 3	525	534	501
Property, plant and equipment	Note 4	3.139	2.854	2.658
Enterprises accounted for under the equity method	Note 6	31	27	26
Other participating interests	Note 7	270	209	211
Deferred income tax assets	Note 8	482	647	476
Pension asset	Note 9	7	6	6
Other non-current assets	Note 10	149	104	86
Current assets		**2.696**	**1.628**	**1.405**
Inventories		60	49	53
Trade receivables	Note 11	947	873	844
Current income tax asset	Note 8	1	35	50
Other current assets	Note 12	77	67	52
Investments	Note 13	286	42	81
Cash and cash equivalents	Note 14	1.326	562	325
Total assets		**7.298**	**6.009**	**5.368**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Shareholders' equity	Note 15	**2.978**	**2.548**	**2.223**
Issued capital		1.000	1.000	1.000
Treasury shares		0	-325	-271
stricted reserve		100	100	100
measurement to fair value		29	32	59
Stock compensation		0	0	2
Retained earnings		1.849	1.742	1.332
Minority interests	Note 5	**293**	**446**	**407**
Non-current liabilities		**2.362**	**1.469**	**1.294**
Interest-bearing liabilities	Note 16	547	371	303
Liability for pensions, other post-employment benefits and termination benefits	Note 9	1.545	840	760
Provisions	Note 17	209	210	191
Deferred income tax liabilities	Note 8	43	46	38
Other non-current payables	Note 18	18	3	2
Current liabilities		**1.665**	**1.545**	**1.445**
Interest-bearing liabilities	Note 16	78	154	58
Trade payables		850	809	782
Income tax payable	Note 8	150	198	224
Other current payables	Note 19	588	384	381
Total liabilities and shareholders' equity		**7.298**	**6.009**	**5.368**

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 December		
		2002	2003	2004
			EUR (in million)	EUR
Cash flow from operating activities				
Net income		1.142	172	922
Adjustments for:				
Minority interests		99	154	152
Depreciation and amortization on intangible assets and property, plant and equipment	Notes 3, 4	859	787	742
Increase / (decrease) of impairment on intangible assets and property, plant and equipment	Notes 3, 4	24	-5	20
Increase of provisions		106	37	9
Deferred tax expense / (income)	Note 8	-113	-163	162
Increase of impairment on participating interests		11	53	22
Loss from investments accounted for using the equity method	Note 6	12	4	1
Fair value adjustments on financial instruments		14	1	7
Gain on disposal of consolidated companies	Note 5	-1.085	0	0
Gain on disposal of property, plant and equipment		-9	-5	-37
Other non-cash movements		0	-5	-13
Operating cash flow before working capital changes		**1.062**	**1.030**	**1.988**
Decrease / (increase) in inventories		21	11	-4
Decrease in trade receivables		46	76	29
Decrease / (increase) in current income tax assets		5	-35	-15
Decrease / (increase) in other current assets		-16	10	0
Decrease in trade payables		-35	-42	-28
Increase in income tax payables		38	48	26
Increase / (decrease) in other current payables		16	-62	11
Increase / (decrease) in net liability for pensions, other post-employment benefits and termination benefits	Note 9	292	-705	-79
Decrease in other non-current payables and provisions		-58	-34	-30
Increase / (decrease) in working capital, net of acquisitions and disposals of subsidiaries		**310**	**-733**	**-88**
Net cash flow provided by operating activities		**1.371**	**296**	**1.899**
Cash flow from investing activities				
Cash paid for acquisitions of intangible assets and property, plant and equipment	Notes 3, 4	-566	-502	-556
Cash paid for acquisitions of other participating interests		-9	0	0
Cash paid for consolidated companies, net of cash acquired		-12	-1	0
Dividends received from non-consolidated companies	Note 30	0	0	15
Cash received from sales of consolidated companies, net of cash disposed of	Note 5	1.111	0	0
Cash received from sales of intangible assets and property, plant and equipment		25	8	60
Cash received from other non-current assets		161	10	4
Net cash (used in) / provided by investing activities		**710**	**-485**	**-478**
Cash flow before financing activities		**2.081**	**-189**	**1.421**
Cash flow from financing activities				
Dividends paid to shareholders	Note 32	-663	-440	-395
Dividends paid to minority interests	Note 5	0	0	-192
Net acquisition of treasury shares		0	-325	-883
Sale / (purchase) of investments		-281	246	-43
Decrease of minority interests		-11	0	0
Repayment of long term debt		-597	-61	-142
Issuance / (repayment) of short term debt		-8	4	-3
Net cash used in financing activities		**-1.560**	**-575**	**-1.658**
Net increase / (decrease) of cash and cash equivalents		**521**	**-764**	**-237**
Cash and cash equivalents at 1 January		805	1.326	562
Cash and cash equivalents at 31 December	Note 14	1.326	562	325
(*) Net cash flow from operating activities includes the following cash movements :				
Interest paid		-66	-35	-34
Interest received		43	57	17
Income taxes paid		-274	-326	-239

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Issued capital	Treasury shares	Restricted reserve	Remeasure-ment to fair value	Stock Compen-sation	Retained Earnings	Shareholders' Equity
	EUR	EUR	EUR	EUR (in million)	EUR	EUR	EUR
Balance at 31 December 2001	**1.000**	**0**	**100**	**0**	**0**	**1.530**	**2.630**
Result on revaluation of financial instruments							
on available-for-sale instruments - variations during the year	0	0	0	29	0	0	29
Equity changes not recognised in the income statement	0	0	0	29	0	0	29
Net income	0	0	0	0	0	1.142	1.142
Dividends to shareholders (relating to 2001)	0	0	0	0	0	-253	-253
Special dividends to shareholders (relating to 2002)	0	0	0	0	0	-570	-570
Balance at 31 December 2002	**1.000**	**0**	**100**	**29**	**0**	**1.849**	**2.978**
Result on revaluation of financial instruments							
on available-for-sale instruments - variations during the year	0	0	0	3	0	0	3
Equity changes not recognised in the income statement	0	0	0	3	0	0	3
Net income	0	0	0	0	0	172	172
Dividends to shareholders (relating to 2002)	0	0	0	0	0	-280	-280
Acquisition of treasury shares	0	-325	0	0	0	0	-325
Balance at 31 December 2003	**1.000**	**-325**	**100**	**32**	**0**	**1.742**	**2.548**
Result on revaluation of financial instruments							
on available-for-sale instruments - variations during the year	0	0	0	28	0	0	28
Equity changes not recognised in the income statement	0	0	0	28	0	0	28
Net income	0	0	0	0	0	922	922
Dividends to shareholders (relating to 2003)	0	0	0	0	0	-395	-395
Treasury shares							
Price adjustment on treasury shares acquired in 2003	0	22	0	0	0	0	22
Cancellation of treasury shares acquired in 2003	0	303	0	0	0	-303	0
Acquisition of treasury shares	0	-950	0	0	0	0	-950
Sale of treasury shares under a discounted share purchase plan	0	45	0	0	0	0	45
Cancellation of treasury shares acquired in 2004	0	633	0	0	0	-633	0
Stock options							
Stock options granted and accepted	0	0	0	0	5	0	5
Deferred stock compensation	0	0	0	0	-5	0	-5
Amortization deferred stock compensation	0	0	0	0	2	0	2
Balance at 31 December 2004	**1.000**	**-271**	**100**	**59**	**2**	**1.332**	**2.223**

Note 1. Corporate information

The consolidated financial statements of Belgacom SA (hereafter "the Group") at 31 December 2004, 2003 and 2002 were approved by the Board of Directors on 24 February 2005.

Belgacom SA is a "Limited Liability Company of Public Law" registered in Belgium. The transformation of Belgacom SA from "Autonomous State Company" into a "Limited Liability Company of Public Law" was implemented by the Royal Decree of 16 December, 1994. Belgacom SA headquarters are located at Boulevard du Roi Albert II, 27 1030 Brussels, Belgium.

The main activities of the Group are: Fixed Line Services, Mobile Communications Services and International Carrier Services. Further information concerning the business segments is included under note 39.

The number of employees of the Group (in full time equivalents) amounted to 16.933 at 31 December 2004, 17.541 at 31 December 2003 and 19.003 at 31 December 2002.

Note 2. Significant accounting policies

Basis of preparation

Until 31 December 2002, the Group maintained its official accounting records and prepared its consolidated financial statements for statutory purposes in accordance with accounting and reporting laws and regulations applicable in Belgium ("Belgian GAAP"). In application of article 125 of the Company Code, the Group obtained on 27 November 2003 a formal authorization from the Belgian Minister of Economy to publish consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS").

The accompanying consolidated financial statements as of 31 December 2004 and for the year then ended have been prepared in accordance with applicable IFRS. In addition, the Group has early adopted IFRS 2 "Share-Based Payment" in 2004. The Group did not early adopt any other IASB standards or interpretations in 2004.

The accompanying consolidated financial statements as of 31 December 2002 and 2003 have been prepared in accordance with the IFRS applicable at the reporting date 31 December 2003, with a date of transition to IFRS of 1 January 2001. As a first-time adopter of IFRS in 2003, the Group elected to apply IFRS 1 "First-time adoption of IFRS", together with its exemption in respect of business combinations. Therefore, the Group did not apply IAS 22 "Business combinations" to business combinations that occurred prior to the transition date of 1 January 2001. The Group did not early adopt any other IASB standards or interpretations in 2002 and 2003.

The accompanying consolidated financial statements as of 31 December 2002 and for the year then ended differ from those previously issued under Belgian GAAP.

The consolidated financial statements have been prepared on an historical cost basis, except for the measurement at fair value of derivatives and available-for-sale financial assets. The carrying values of assets and liabilities that are hedged with fair-value hedges are adjusted to record the change in the fair value attributable to the risks that are being hedged.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Belgacom SA and its subsidiaries and joint ventures as well as the Group's share of results in associates. Notes 5 and 6 list the Group's subsidiaries, joint ventures and associates.

Subsidiaries are those entities controlled by the Group. Control exists when Belgacom has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The investments in subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Inter-company balances and transactions, and resulting unrealized profits or losses between Group companies are

eliminated in consolidation. When necessary, accounting policies of subsidiaries are adjusted to ensure that the consolidated financial statements are prepared using uniform accounting policies.

Companies that are jointly controlled (defined as those entities in which the Group has joint control through a contractual arrangement with one or more venturers entities) are included using the proportionate consolidation method, whereby the Group's share of the assets, liabilities, expenses, income and cash-flow of joint ventures are combined on a line-by-line basis with similar items in the consolidated financial statements. The Group's proportionate share of the inter-company balance and transactions and resulting unrealized profits or losses between Group companies and jointly controlled entities are eliminated in consolidation.

Associated companies in which the Group has a significant influence, defined as an investee in which Belgacom has the power to participate in its financial and operating policy decisions (but not to control the investee), are accounted for using the equity method. Under that method, the investments held in associates are initially recorded at cost and the carrying amount is subsequently adjusted to recognize the Group's share in the profit or losses of the associate as from the date of acquisition. These investments and the equity share of results for the period are shown in the balance sheet and income statement as investments in enterprises accounted for under the equity method and share in the result of the enterprises accounted for using the equity method, respectively.

Subsidiaries are excluded from consolidation when the control is intended to be temporary because the subsidiary is acquired and held exclusively with a view of subsequent disposal in the near future or when it operates under severe long-term restrictions that impair its ability to transfer funds to the Group.

Use of estimates

The preparation of financial statements in conformity with IFRS requires that management make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.

Estimates that have been made at each reporting date reflect conditions that existed at those dates (e.g. market prices, interest rates and foreign exchange rates). Although these estimates are based on management's best knowledge of current events and actions that the Group may undertake, actual results may differ from those estimates.

Foreign currency translation

Foreign currency transactions

The reporting currency for the Group is the Euro. Foreign currency transactions are translated, on initial recognition, at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Euro at the balance sheet date using the closing rate at that date. Net exchange differences on the translation of monetary assets and liabilities are classified in "other operating expenses" in the income statement in the period in which they arise.

Foreign operations

The assets and liabilities of foreign subsidiaries and joint-ventures operating under currencies other than the Euro (i.e., financial statements of the Points of Presence (hereafter the "POP's") in the UK, Sweden, Switzerland, the Asia-Pacific region and the USA) have been translated according to the monetary/non-monetary method since these entities are classified as foreign operations that are integral to the operations of the reporting enterprise. Monetary assets and liabilities are translated at the closing rate, non-monetary assets and liabilities are translated at the historical rate, while revenue and expenses are translated at the average rate. The resulting exchange differences are classified in "other operating expenses" in the income statement.

Intangible assets

Intangible assets consist primarily of the excess of consideration paid over the fair value of net assets acquired in business combinations (Goodwill), the Global System for Mobile communication ("GSM") license,

the Universal Mobile Telecommunication System ("UMTS") license and other intangible assets which predominantly consist of internally or externally developed software.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses. The residual value of intangible assets is assumed to be zero. Intangible assets are amortized on a straight-line basis over their estimated useful life. Amortization commences when the intangible asset is ready for its intended use.

The Group capitalizes certain costs incurred in connection with developing or purchasing software for internal use when they meet the criteria set out in IAS 38. Capitalized software costs are included in internally generated and other intangible assets and are amortized over three to five years.

The useful life of the GSM and UMTS intangible assets has been determined based on the license terms.

The useful life of goodwill reflects the best estimate of the period during which future economic benefits are expected to flow to the Group.

The useful lives are assigned as follows:

	Useful life (years)
Goodwill	5 to 15
GSM / UMTS licenses	15 to 20
Other intangible assets and internally generated assets, including software	3 to 20

The amortization of intangible assets, including goodwill, is classified as depreciation and amortization in the income statement.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses when they do not extend the life of the asset or do not significantly increase its capacity to generate revenue.

Depreciation of an asset commences when the asset is ready for its intended use. Depreciation is calculated using the straight-line method over the estimated useful life of the asset.

The useful lives are assigned as follows:

	Useful life (years)
Land and buildings	
• - Land	indefinite
• - Building and constructions	5 to 33
Technical and network equipment	
• - Switches	3 to 10
• - Cables and Operational support systems	4 to 20
• - Transmission	4 to 10
• - Equipment installed at client premises	2 to 5
• - Equipment for data transfer business	3 to 5
• - Mobile antennas	6
Furniture and vehicles	
• - Furniture and office equipment	3 to 10
• - Vehicles	5
Other tangible assets	3 to 33

Income from own capitalized costs related to network construction is reported in the income statement net of the corresponding operating expense.

Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the lease.

Fixed assets retired from active use and held for disposal are carried at their carrying amount at the date when the asset is retired from active use. At the end of the financial year, an impairment test is applied to these assets.

Borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews its assets regularly for any indication of impairment. When such indication exist, an impairment loss is recognized when the carrying value exceeds the estimated recoverable amount, being the higher of the asset's net selling price and its value in use for the Group. Impairment losses are recorded in operating expenses.

Deferred taxation

Deferred taxation is provided for all temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and their respective taxation bases. Deferred taxation is not provided on differences relating to goodwill for which amortization is not deductible for taxation purposes.

Deferred tax assets associated to deductible temporary differences and unused tax losses carried forward are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference or the unused tax losses can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset will be realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Provision for taxation that could arise if undistributed retained profit of certain subsidiaries is remitted to the parent company, is only made where a decision has been taken to remit such retained profit, i. e., where the subsidiary intends to distribute a dividend.

Pensions, other post-employment benefits and termination benefits

The Group operates two defined benefit pension plans to which the contributions are made through separately managed funds. A third plan was settled in the course of 2003 (see note 9). The Group also agreed to provide additional post-employment benefits to certain employees. The cost of providing benefits under the plans is determined separately for each plan using the projected credit unit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the cumulative unrecognized gains or losses for an individual plan at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at the beginning of the year. These gains and losses are recognized over the average remaining service life of the employees participating in the individual plan.

The Group has a legal obligation to provide child allowance payments to dependents of certain retirees, and operates several restructuring programs that involve termination benefits or other forms of additional compensation. The actuarial gains and losses on these liabilities are immediately recognized in the income statement.

Short term and long term employee benefits

The cost of all short-term and long-term employee benefits, such as salaries, employee entitlements to leave pay, bonuses, medical aid and other contributions, are recognized during the period in which the employee renders the related service. The Group recognizes those costs only when the Group has a present legal or constructive obligation to make such payment and a reliable estimate of the liability can be made.

Financial instruments

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

- for investments in quoted companies and mutual funds, the fair value is their quoted price;
- for investments in non-quoted companies, fair value is estimated by using different valuation techniques such as discounted future cash flow models and multiples methods, or by recent sales transactions on the shares of these non-quoted companies;
- for investments in non-quoted companies for which no fair value can be reliably determined, fair value is based on the historical acquisition cost, adjusted for impairment losses, if any;
- for other non-current financial assets (other than derivatives), the amortized cost is assumed to approximate fair value;
- for long term debts carrying a floating interest rate, the amortized cost is assumed to approximate fair value;
- for long term debts carrying a fixed interest rate, the fair value is determined based on the discounted future cash flows;
- for trade receivables, trade payables, other current assets and current liabilities, the carrying amounts reported in the balance sheet approximate their fair value considering their short maturity;
- for cash and cash equivalents, the carrying amounts reported in the balance sheet approximate their fair value considering their short maturity;
- for derivatives, fair values have been estimated by using different valuation techniques, in particular the discounting of future cash flows.

Criteria for initial recognition and for de-recognition of financial assets and liabilities

Financial instruments are initially recognized when the Group becomes party to the contractual terms of the instruments. "Regular way" purchases and sales of financial assets are accounted for at their settlement dates.

Financial assets (or a portion thereof) are de-recognized when the Group realizes the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. Financial liabilities (or a portion thereof) are de-recognized when the obligation specified in the contract is discharged, cancelled or expires.

Criteria for offsetting financial assets and liabilities

Where a legally enforceable right of offset exists for recognized financial assets and liabilities, and there is an intention to settle the liability and realize the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Other participating interests

Other participating interests are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. These interests are classified as available-for-sale financial assets in the balance sheet.

After initial recognition, other participating interests are carried at fair value, with recognition of the changes in fair value directly in equity, until the financial asset is sold, collected or otherwise disposed of, or until the asset is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in financial income or expenses. Impairment losses are classified in financial expenses.

Other non-current financial assets

Other non-current financial assets include derivatives (see below), long-term interest-bearing receivables such as loans to joint-ventures, personnel and cash guarantees and long-term investments such as notes and purchased bonds. Long-term receivables are accounted for as loans and receivables originated by the company and are carried at amortized cost. Long-term investments are classified as held-to-maturity and are carried at amortized cost. An impairment loss is recorded when the carrying amount is greater than the estimated recoverable amount, and is classified in financial expenses.

Trade receivables and other current assets

Trade receivables and other current assets are shown on the balance sheet at nominal value (generally, the original invoice amount) less the allowance for doubtful debts. Such allowance is recorded in operating result when it is probable that the company will not be able to collect all amounts due. Allowances are calculated on an individual basis, and on a portfolio basis for groups of receivables that are not individually identified as impaired.

Investments

Investments include shares, fixed income securities and deposits with a maturity greater than three months but less than one year.

Shares are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. After initial recognition, shares are treated as available-for-sale, with re-measurement to fair value recorded directly in equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gain or loss previously reported in equity is included in financial income or expenses.

Fixed income securities are initially recognized at cost, being the fair value of the consideration given and including acquisition costs associated with the investment. After initial recognition, fixed income securities that are classified as available-for-sale, are measured at fair value, with gains and losses on remeasurement recognized in equity until the investment is sold, collected or otherwise disposed of, at which time the cumulative gains or loss reported in equity is included in financial income or expense. Fixed income securities that are intended to be held-to-maturity are measured at amortized cost, using the effective interest rate method.

Deposits are considered as held-to-maturity and measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents include cash, current bank accounts and investments with an original maturity of less than three months.

Cash and cash equivalents are carried at nominal value when they are assets held with financial institutions, and at amortized cost in all other cases. An impairment loss is recorded in financial expense when the recoverable amount at the closing date is lower than the carrying amount.

Interest-bearing liabilities

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received, net of issuance costs associated with the borrowings.

After initial recognition, debts not hedged are measured at amortized cost, with amortization of discounts or premiums through the income statement.

Debts that are hedged with interest rate swaps (IRS), and interest rate and currency swaps (IRCS) (fair value hedges) are re-measured to the extent of the risk being hedged. The gain or loss attributable to the hedged risk resulting from re-measurement to fair value is recognized in financial income or expense.

Derivatives

The Group makes use of derivatives such as IRS, IRCS, forward foreign exchange contracts and currency options to reduce its risks associated with interest rate and foreign currency fluctuations on underlying assets, liabilities and anticipated transactions. The derivatives are carried at fair value under the captions other assets (non-current and current), interest-bearing liabilities (non-current and current) and other payables (non-current and current).

The Group uses IRS and IRCS to reduce its exposure to interest rate and foreign currency fluctuations on long-term debts. The interest coupons receivable and payable under the terms of these swaps are accrued over the period to which the coupon relates.

The table below summarizes the relationship between hedged items and hedging instruments:

Hedging instrument	Hedged item	Type of hedge relationship	Risk(s) being hedged
Interest rate and currency swap	Fixed rate debt in foreign currency	Fair value	Currency and interest rate risk
Interest rate swap	Fixed rate debt	Fair value	Interest rate risk

Most of these swaps are fair value hedges, so their revaluation matches the revaluation of the hedged items in the income statement.

Belgacom does not hold or issue derivative financial instruments for trading purposes but some of its derivative contracts do not meet the criteria set by IAS 39 to be considered as hedges and are therefore treated as derivatives held-for-trading, with changes in fair value recorded in the income statement.

Belgacom uses currency options and forward foreign exchange contracts to manage its foreign currency exposure arising from operational contracts. Nevertheless, since the matching between these instruments and the underlying exposure is not sufficiently effective, or the effectiveness cannot be easily demonstrated, these instruments are not accounted for as hedges and are consequently carried at fair value, with changes in fair value posted to the income statement.

Some debts issued by Belgacom include embedded derivatives. Such derivatives are separated from their host contract and carried at market value with changes in fair value posted to the income statement. These debts are hedged by derivatives neutralising the effect of the embedded derivatives.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

Leases

Leases where the lessor retains substantially all the risks and the benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation resulting from past events, for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A past event is deemed to give rise to a present obligation if, taking into account the available evidence, it is more likely than not that a present obligation exists at the balance sheet date.

Certain assets and improvements that are situated on property owned by third parties must eventually be dismantled, and the property must be restored to its original condition. The estimated costs associated with dismantling and restorations are recorded under property, plant and equipment and depreciated over the life of the asset. The total estimated cost required for dismantling and restoration, discounted to its present value, is recorded under provisions.

Share based payments

The fair value of share options issued under the Group's Employee Stock Option Plan is determined at grant date taking into account the terms and conditions upon which the options are granted, and by using a valuation technique that is consistent with generally accepted valuation methodologies for pricing financial instruments, and that incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. The fair value of the share options is recognized in personnel expenses over their vesting period.

Revenue and operating expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Specific revenue streams and related recognition criteria are as follows:

- Revenue from wireline, carrier and mobile traffic is recognized on usage.
- Revenue from connection fees and installation fees is recognized in income at the time of connection or installation.
- Revenue from sales of communication equipment is recognized upon delivery to the customer.
- Revenues relating to the monthly rent or access fees, which are applicable to wireline and mobile revenues are recognized in the period in which the services are provided.
- Subscription fees are recognized as revenue over the subscription period on a pro-rata basis.
- Prepaid revenue such as revenue from pre-paid fixed and mobile phone cards is deferred and recognized based on usage of the cards.

The Group's consolidated income statement presents operating expenses by nature. Operating expenses are reported net of work performed by the enterprise that is capitalized.

The costs of materials and charges to revenues include the costs for purchases of materials and services directly related to revenue.

Costs for commissions to dealers, advertising costs and other marketing costs are expensed as incurred.

Non-recurring revenues and operating expenses include gains or losses on the disposal of consolidated companies exceeding individually EUR 5 million in a particular year, restructuring costs and the transfer (in 2003) of the pension liability in respect of statutory personnel towards the Belgian State.

Note 3. Intangible assets

	Goodwill	GSM and UMTS licenses	Internally generated assets	Other intangible assets	Total
	EUR	EUR	EUR (in million)	EUR	EUR
As of 1 January 2002 net of accumulated amortization and impairment	**71**	**450**	**60**	**192**	**773**
Additions	9	0	44	58	111
Disposal of subsidiary	-23	-176	0	-23	-222
Reclassifications	0	0	2	-7	-4
Impairment charge	0	0	0	-3	-3
Amortization charge for the year	-9	-16	-47	-57	-129
As of 31 December 2002 net of accumulated amortization and impairment	**47**	**258**	**59**	**161**	**525**
Additions	2	0	63	43	108
Acquisition of subsidiary	0	0	0	3	3
Reclassifications	0	0	11	-6	5
Impairment charge	-3	0	0	0	-3
Amortization charge for the year	-9	-15	-18	-63	-104
As of 31 December 2003 net of accumulated amortization and impairment	**38**	**243**	**115**	**138**	**534**
Additions	0	0	53	56	109
Reclassifications	0	0	-51	60	10
Impairment charge	0	0	0	-5	-5
Amortization charge for the year	-8	-20	-21	-98	-147
As of 31 December 2004 net of accumulated amortization and impairment	**30**	**223**	**96**	**151**	**501**

	Goodwill	GSM and UMTS licenses	Internally generated assets	Other intangible assets	Total
	EUR	EUR	EUR (in million)	EUR	EUR
As of 1 January 2002					
Cost	145	563	190	355	1.253
Accumulated amortization and impairment	-74	-113	-130	-163	-481
Net carrying amount	**71**	**450**	**60**	**192**	**773**
As of 31 December 2002					
Cost	112	377	236	345	1.070
Accumulated amortization and impairment	-65	-118	-177	-185	-545
Net carrying amount	**47**	**258**	**59**	**161**	**525**
As of 31 December 2003					
Cost	114	377	275	384	1.150
Accumulated amortization and impairment	-76	-133	-160	-247	-617
Net carrying amount	**38**	**243**	**115**	**138**	**534**
As of 31 December 2004					
Cost	109	377	240	538	1.264
Accumulated amortization and impairment	-78	-154	-144	-387	-763
Net carrying amount	**30**	**223**	**96**	**151**	**501**

The license fees relate to the Global System for Mobile communication ("GSM") and Universal Mobile Telecommunication System ("UMTS"):

- In 1994, the Group acquired a GSM license in Belgium for an amount of EUR 226 million. Amortization started in 1995 over the useful life of the license (15 years).
- In March 2001, the Group acquired a UMTS license in Belgium for an amount of EUR 150 million. Amortization has started in June 2004 over the useful life of the license, that is scheduled to end in 2020.

The decrease of the GSM and UMTS licenses in 2002 results from the sale of Ben Nederland Group.

Other intangible assets mainly include purchased software and rights of use for cables.

All the acquisitions of the three years presented have been realized in Belgium.

Note 4. Property, plant and equipment

	Land and buildings	Technical and network equipment	Furniture and vehicles	Other tangible assets	Assets under construction	Total
	EUR	EUR	EUR (in million)	EUR	EUR	EUR
As of January 1, 2002 net of accumulated depreciation and impairment	**763**	**2.559**	**58**	**154**	**125**	**3.658**
Additions	30	321	20	13	81	465
Disposals	-6	0	0	-9	0	-16
Disposal of subsidiary	-2	-117	-3	-44	-55	-221
Reclassifications	-61	108	1	43	-87	4
Impairment	0	-21	0	0	0	-21
Depreciation charge for the year	-46	-625	-29	-30	0	-731
As of December 31, 2002 net of accumulated depreciation and impairment	**678**	**2.225**	**46**	**126**	**64**	**3.139**
Additions	13	217	16	29	121	397
Acquisition of subsidiary	0	0	0	0	0	1
Disposals	-1	0	0	-1	0	-2
Reclassifications	0	122	0	9	-135	-5
Impairment	0	8	0	0	0	8
Depreciation charge for the year	-51	-586	-21	-25	0	-683
As of December 31, 2003 net of accumulated depreciation and impairment	**640**	**1.988**	**41**	**137**	**50**	**2.854**
Additions	16	241	12	13	164	447
Disposals	-19	-1	0	-4	0	-24
Reclassifications	0	95	0	7	-111	-10
Impairment	0	-15	0	0	0	-15
Depreciation charge for the year	-40	-511	-19	-26	0	-595
As of December 31, 2004 net of accumulated depreciation and impairment	**596**	**1.797**	**35**	**128**	**102**	**2.658**

	Land and buildings	Technical and network equipment	Furniture and vehicles	Other tangible assets	Assets under construction	Total
	EUR	EUR	EUR (in million)	EUR	EUR	EUR
As of January 1, 2002						
Cost	1.524	9.355	206	248	125	11.458
Accumulated depreciation and impairment	-761	-6.797	-148	-94	0	-7.800
Net carrying amount	**763**	**2.559**	**58**	**154**	**125**	**3.658**
As of December 31, 2002						
Cost	825	8.809	177	226	64	10.101
Accumulated depreciation and impairment	-147	-6.584	-131	-100	0	-6.962
Net carrying amount	**678**	**2.225**	**46**	**126**	**64**	**3.139**
As of December 31, 2003						
Cost	825	8.726	179	256	50	10.036
Accumulated depreciation and impairment	-185	-6.739	-139	-120	0	-7.182
Net carrying amount	**640**	**1.988**	**41**	**137**	**50**	**2.854**
As of December 31, 2004						
Cost	775	8.722	152	259	102	10.011
Accumulated depreciation and impairment	-179	-6.925	-117	-132	0	-7.353
Net carrying amount	**596**	**1.797**	**35**	**128**	**102**	**2.658**

Following the unfavourable evolution of the results of the International Carrier Services segment, an impairment loss was recorded in the first half-year of 2004 on the segment's intangible assets and technical and network equipment for an amount of EUR 5 million (see note 3) and EUR 15 million respectively.

All the acquisitions of the three years presented have been realized in Belgium.

During the period from 1996 through 2001, the Group entered into several cross-border lease arrangements of technical and network equipment (see note 35). Such arrangements are still operational.

Note 5. Investments in subsidiaries and joint ventures

Note 5.1. Investments in subsidiaries

The consolidated financial statements include the financial statements of Belgacom SA and the subsidiaries listed in the following table.

Name	Country of incorporation	Group's participating interests 2002	2003	2004
Belgacom Mobile SA	Belgium	75%	75%	75%
Belgacom Directory Services SA	Belgium	100%	100%	100%
Belgacom Finance SA	Luxemburg	100%	100%	100%
Belgacom Services SA	Belgium	100%	100%	100%
Finbel Re SA	Luxemburg	100%	100%	100%
Connectimmo SA	Belgium	100%	100%	100%
Expercom SA	Belgium	100%	100%	100%
Citius Belgium SA	Belgium	100%	100%	100%
Digital Age Design SA	Belgium	85%	85%	85%
Belgacom Skynet SA	Belgium	100%	100%	100%
ThePush SA	Belgium	100%	100%	-
WIN SA	Belgium	100%	100%	100%
Streamcase SA	Belgium	-	100%	100%
Belgacom Invest SARL	Luxemburg	-	100%	100%
Infosources SA and subsidiaries (1)	(2)	100%	100%	100%
Belgacom International Carrier Services SA	Belgium	-	-	100%
Belgacom Deutschland G.m.b.H.	Germany	100%	100%	100%
Belgacom UK Ltd	United Kingdom	100%	100%	100%
Belgacom Nederland B.V.	The Netherlands	100%	100%	100%
Belgacom Incorporated	United States	100%	100%	100%
Belgacom Asia PTE Ltd	Singapore	100%	100%	100%
Belgacom Portugal SA	Portugal	100%	100%	100%
Belgacom Italia Srl	Italy	100%	100%	100%
Belgacom Spain SL	Spain	100%	100%	100%
Belgacom Switzerland AG	Switzerland	100%	100%	100%
Belgacom Austria G.m.b.H.	Austria	100%	100%	100%
Belgacom Sweden AB	Sweden	100%	100%	100%
Belgacom Japan KK	Japan	100%	100%	100%
Belgacom China Ltd	China	100%	100%	100%
Belgacom Presence SA	France	100%	100%	100%

(1) Hereafter "Group Infosources".
(2) Belgium, France, Germany and Switzerland.

On 30 September 2002, the vast majority of the Group's real estate was contributed to Connectimmo SA, a wholly owned real estate subsidiary offering its services to companies of the Group. The spin-off did not result in a cash flow.

Minority interests include primarily the share of the minority shareholder Vodafone BV in the equity, net income and dividend payments of Belgacom Mobile SA.

Note 5.2. Investments in joint ventures

The Group has a joint-venture interest in the following companies.

Name	Country of incorporation	Group's participating interests 2002	2003	2004
Eduline SA	Belgium	50%	50%	-
Certipost SA	Belgium	-	50%	50%
Aditel SA	Belgium	-	50%	-
Aditel BV	The Netherlands	-	50%	50%

The Group's share of the assets, liabilities, revenues and expenses of these joint-venture interests is not material to the consolidated financial statements.

Note 5.3. Acquisitions of subsidiaries and joint ventures

No significant acquisitions of subsidiaries or joint-ventures occurred in the three years presented.

Note 5.4. Disposals of subsidiaries or joint-ventures and decreases in participating interests

The following disposals of subsidiaries and decreases of participating interests occurred during 2002:

- The Group divested its interest in Ben Nederland Group on 25 September 2002 (see note 24).
- The Group's investment in Alert Services Holding and subsidiaries was diluted from 95% to 28% due to a capital increase by Securitas Direct International (hereafter "SDI") in Alert Services Holding in February 2002. The dilution resulted in a gain of EUR 9 million that is recognized in the income statement in non-recurring revenue (see note 24). Because the Group no longer holds control in these entities but continues to exercise significant influence, the consolidation method was switched from full consolidation to equity method in February 2002. In connection with the agreement concluded in 2001 with SDI, the Group acquired put options with SDI for the remaining 28% stake held in Alert Services Holding and subsidiaries. The fair value of the option is recorded under other non-current assets for an amount of EUR 13 million at 31 December 2004 (see note 10).
- On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in "neuf telecom SA" (previously named "LD Com"), an unlisted French telecommunications provider. This transaction resulted in a non-recurring gain of EUR 104 million (see note 24). The investment in "neuf telecom SA" was initially recognized at cost in March 2002.

A summary of the assets and liabilities disposed of during the year 2002 is as follows:

	Total EUR (in million)
Non-current assets disposed of	436
Current assets disposed of, excluding cash and cash equivalents	90
Cash and cash equivalents disposed of	62
Non-current liabilities disposed of	-4
Current liabilities disposed of	-276
Net assets disposed of	**309**
Consideration received	**1.393**
Gain on disposal	**1.085**

The net cash inflow on disposal is as follows:

	EUR (in million)
Cash received	1.173
Cash and cash equivalents disposed of with the subsidiaries	-62
Net cash inflow	**1.111**

Ben Nederland Group contributed a loss of EUR 14 million to the Group accounts for the period 1 January 2002 through 31 March 2002. Belgacom France contributed a loss of EUR 6 million from 1 January 2002 through 22 March 2002.

No significant disposals of subsidiaries or joint-ventures or decreases of participating interests occurred in 2003 and in 2004.

Note 6. Enterprises accounted for under the equity method

[illegible]e investments in enterprises accounted for under the equity method are summarized as follows:

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
Tritone Telecom BV	0	0	0
Alert Services Holding and subsidiaries (1)	31	27	26
Total	**31**	**27**	**26**

(1) Companies of Alert Services Holding and subsidiaries are incorporated in Belgium, the Netherlands and France.

Loss from these enterprises accounted for using the equity method is summarized as follows:

	Year ended 31 December		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
[illegible]itone Telecom BV	-3	-	-
Alert Services Holding and subsidiaries	-2	-4	-1
Other	-6	-	-
Total	**-12**	**-4**	**-1**

Note 7. Other participating interests

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
neuf telecom SA	*187*	*140*	*120*
Other unlisted shares	*81*	*68*	*91*
Unlisted shares	269	208	211
Listed shares	1	1	-
Total	**270**	**209**	**211**

On 22 March 2002, the Group sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in the company "neuf telecom SA", an unlisted French telecommunications provider (see note 5.4.).

Other unlisted shares include primarily interests in companies in the satellite industry.

In 2003, the Group recorded an impairment loss on its participating interest in "neuf telecom SA" for an amount of EUR 47 million. In 2004, the recoverable amount further decreased taking into account the evolution of the EBITDA and sales multiples, the updated business metrics (including cash flow analysis using a discount rate of 11%) and other publicly available information. Based on these elements, the range of values between EUR 120 million and EUR 160 million determined in 2003 was further reduced to a range between EUR 110 and 130 million in 2004. As a result, an additional impairment loss of EUR 20 million was recorded in 2004.

Impairment losses on unlisted shares other than "neuf telecom SA" amounted to EUR 10 million in 2002 and EUR 8 million in 2003. All these impairment losses are recorded as financial expenses (see note 30).

Re-measurement to fair value of some other participating interests resulted in increases of their carrying amount for EUR 28 million in 2002, EUR 2 million in 2003 and EUR 25 million in 2004. These amounts were recorded directly in equity.

Note 8. Income taxes

Gross deferred income tax assets / (liabilities) relate to the following:

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Deferred income tax liabilities			
Accelerated depreciation for tax purposes	-90	-39	-30
Remeasurement of financial instruments to fair value	0	-1	-1
Deferred taxation on sales of property, plant and equipment	-73	0	-6
Other	-12	-24	-25
Gross deferred income tax liabilities	-175	-64	-63
Remeasurement of financial instruments to fair value	7	7	9
Post-employment and termination benefits	220	14	23
Tax losses carried forward	301	553	380
Capital losses on investments in subsidiaries	64	69	69
Other	21	23	20
Gross deferred income tax assets	613	665	501

Net deferred income tax assets / (liabilities), when grouped per taxable entity, are as follows :

t deferred income tax liability	-43	-46	-38
et deferred income tax asset	482	647	476

The Group has tax losses carried forward arising in Belgium that are available indefinitely to offset future taxable profits of the companies in which these losses arose.

At 31 December 2004, Belgacom SA's accumulated tax losses amount to EUR 1,227 million amongst others as a result of the non-recurring expenses related to the BeST restructuring program launched in 2002 and the non-recurring expenses related to the transfer of the pension obligations for statutory employees in 2003. Based on the current business plan of Belgacom SA, future taxable profit will be available against which the tax losses can be further utilized.

As a result of the sale of its French ISP activities in 2001, the parent company Belgacom SA will have the opportunity to deduct the capital losses on the Infosources investment from its future profits. A deferred tax asset of EUR 69 million has consequently been recorded because it is probable that the deferred tax asset will be realized in the foreseeable future.

Deferred tax assets have not been recognized in respect of the losses of subsidiaries that have been loss-making for several years. At 31 December 2004, an amount of EUR 43 million of cumulative tax losses arried forward and tax credits is available for such Belgian companies.

Belgacom's share in the undistributed retained profit of subsidiaries amounts to EUR 1,610 million at 31 December 2004 and is taxable at an effective tax rate of 1.7% upon remittance to the parent company. At 31 December 2004, a deferred tax liability is recorded on EUR 691 million of those undistributed earnings since these are intended to be distributed in the foreseeable future.

In the income statement, deferred tax income/ (expense) relate to the following:

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Relating to deferred income tax liabilities			
Accelerated depreciation for tax purposes	7	51	8
Deferred taxation on sales of property, plant and equipment	-38	73	-6
Other	-2	-12	-1
Relating to deferred income tax assets			
Remeasurement of financial instruments to fair value	5	1	2
Post-employment and termination benefits	-152	-206	10
Tax losses carried forward	301	251	-173
Capital losses on investments in subsidiaries	-5	5	0
Other	-2	1	-3
Deferred tax income / (expense) of the year	113	163	-162

The consolidated income statement includes the following tax expense:

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Current income tax			
Current income tax expense	-316	-369	-346
Adjustments in respect of current income tax of previous periods	0	-3	1
Deferred income tax			
Income / (expense) resulting from changes in temporary differences	195	163	-162
Expense resulting from a reduction in income tax rates	-82	0	0
Total deferred tax income / (expense)	113	163	-162
Income tax expense reported in consolidated income statement	**-203**	**-208**	**-508**

The current income tax rate applicable to the entities incorporated in Belgium was reduced from 40.17% to 33.99% in 2002, with effect from 1 January 2003 onwards. Since the reduced tax rate was enacted at 31 December 2002, the resulting deferred tax charge of EUR 82 million was recorded in 2002.

The reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate for the years ended 31 December is as follows:

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Income before taxes and minority interests	**1.445**	**534**	**1.583**
At Belgian statutory income tax rate of 40.17%	580	0	0
At Belgian statutory income tax rate of 33.99%	0	182	538
Effect of reduction in income tax rates on closing balance of deferred income tax	82	0	0
Income tax consequences of disposal of subsidiaries	-437	0	0
Income tax consequences of capital losses on investments in subsidiaries	-6	-19	0
Non-taxable income from subsidiaries	-56	-45	-51
Non-deductible expenditures for income tax purposes	42	75	26
Other	-1	17	-6
Income tax expense	**203**	**208**	**508**
Effective income tax rate	**14.08%**	**38.98%**	**32,09%**

In 2002, the income tax consequences of the disposal of subsidiaries mainly relate to the gain on the sale of Ben Nederland Group shares and on the sale of Belgacom France shares.

The non-taxable income from subsidiaries primarily relates to the income of Belgacom Services, which is subject to a tax regime that is not based on taxable income.

Non-deductible expenditures for income tax purposes primarily relate to unrecognized tax losses carried forward, goodwill amortization and various expenses that are disallowed for tax purposes.

Other adjustments of the year 2003 mainly include deferred tax liabilities recognized on undistributed profits of subsidiaries.

Note 9. Assets and liabilities for pensions, other post-employment benefits and termination benefits

The Group has six plans that are summarized below and detailed by plan:

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
[illegible]fined benefit pension for statutory employees of Belgacom SA (Pension fund I - [illegible]til 2002) and BeST and PTS termination benefits	1.368	665	546
Termination benefits and additional compensation for temporary leaves in respect of external mobility offer	0	0	34
Complementary defined benefit plan for Belgacom SA and some subsidiaries (Pension fund II)	2	3	8
Post-employment benefits other than pensions	156	153	155
Liability for child allowance benefits	18	18	17
Net liability recognized in the balance sheet	**1.545**	**840**	**760**
Complementary defined benefit plan for Belgacom Mobile SA (Pension fund III)	7	6	5
Net asset recognized in the balance sheet	**7**	**6**	**5**

The calculation of the net liability is based on the assumptions established at the balance sheet date. The assumptions for the various plans have been determined based on both macro-economic factors and the specific terms of each plan relating to the duration and the beneficiary population, in order to apply the most relevant measure of estimated outflow of resources.

A. Pensions and termination benefits for statutory employees of Belgacom SA

Until 22 December 2003, pensions for statutory employees (i.e. legacy civil servants) of Belgacom SA were [illegible]t covered by the Belgian social security system but by a non-contributory defined benefit pension plan [illegible]rganized by the Group itself. This plan provides a benefit based on years of service and on the employees' average income over a specified period. The defined benefit obligation of the statutory pension plan furthermore includes the liability for termination benefits in respect of the restructuring programs People, Teams and Skills ("PTS") and Belgacom E-Strategic Transformation ("BeST").

As a result of an agreement signed on 2 October 2003 between the Company and its shareholders at that time (the Belgian State and ADSB Telecommunications B.V.) (hereafter "the Protocol Agreement"), the Belgian State issued the law of 11 December 2003 and related royal decrees that regulated the transfer of Belgacom's pension liability in respect of statutory employees towards the Belgian State prior to 31 December 2003. In this respect, Belgacom paid on 22 December 2003 an extra-contribution of EUR 1,381 million to the pension fund to fully fund the pension liability up to the maximum liability amount of EUR 5,000 million stipulated in the law. This payment released Belgacom from its existing pension obligations, and consequently the Company recorded in December 2003 the settlement of the defined benefit pension plan. The related settlement loss of EUR 897 million is disclosed as a non-recurring expense in the income statement.

Articles 9 and 10 of the law of 11 December 2003 furthermore state that, starting 1 January 2004, Belgacom pays higher employer social security contributions in respect of pensions.

The liability for termination benefits in respect of the restructuring programs BeST and PTS that historically was incorporated in the liability of the defined benefit pension plan is not transferred to the Belgian State.

After the transfer of the pension obligations, the population and characteristics of this remaining liability are substantially different from those prevailing before the transfer of the defined benefit pension plan. Therefore, the actuarial assumptions for the remaining liability were modified at 31 December 2003 and the related expenses are reported as part of the settlement loss of EUR 897 million. Any subsequent re-measurement of the remaining liability is recognized immediately in the income statement.

The PTS restructuring program was implemented in the years 1997 and 1998. This program consisted of a voluntary early retirement program offered to 6,290 employees. The voluntary early retirement program was accepted by 98% of those offered this early leave. Under the terms of the plan, the Group will pay bridge pension amounts until the year 2007.

During the first quarter of 2002, Belgacom SA implemented the BeST restructuring program. The program offered all statutory employees aged 50 years and older, and having 20 or more service years in the company, the option to voluntarily early leave the company in return for a guaranteed monthly payment of a percentage of their base salary. The program allows the employees to receive full pension benefits and provides them with additional years of service towards their pension benefits. The BeST program resulted in an increase in 2002 of the defined benefit obligation via non-recurring costs (see note 28) of EUR 754 million specified as follows:

- Cost of EUR 712 million for special termination benefits representing the cost of the departure premiums, the salary continuation and additional service cost until pension, and
- Curtailment losses of EUR 42 million resulting from the effective pensioning date moving forward from the age of 62 years to 60 years.

Under the terms of the plan, the Group will pay guaranteed salary allowances until the year 2012. The number of employees that accepted the offer was 4,157.

The BeST and PTS programs also involved substantial expenses for training and job conversion for other employees. These expenses are recorded as a period cost when they occur.

The funded status of the plan for pensions and BeST and PTS termination benefits is as follows:

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Defined Benefit Obligation	5.228	671	546
Plan assets at fair value	-3.320	-6	0
Benefit obligation in excess of plan assets	1.908	665	546
Unrecognized actuarial loss	-540	0	0
Net liability recognized in the balance sheet	**1.368**	**665**	**546**

The components of the expense recognized in the income statement are as follows:

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Current service cost - employer	45	23	0
Interest cost	320	329	22
Expected income on plan assets	-264	-266	0
Actuarial loss recognized	0	12	4
Past service cost recognized	0	2	0
Expense recognized in the income statement, before curtailment, settlement and special termination benefits	**100**	**100**	**26**
Special termination benefits	699	0	0
Curtailment / settlement loss	40	897	0
Expense recognized in the income statement	**839**	**997**	**26**

The movement in the net liability recognized in the balance sheet is as follows :

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
At the beginning of the year	1.095	1.368	665
Expense for the period	839	997	26
Actual employer contribution	-566	-1.700	-145
At the end of the year	**1.368**	**665**	**546**

Change in plan assets :

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
At the beginning of the year	3.305	3.320	6
Actual gain / (loss) on plan assets	-255	302	0
Actual employer contribution	566	1.700	145
Employee contribution	5	29	0
Settlements	0	-5.000	0
Distributions to beneficiaries	-301	-346	-151
At the end of the year	**3.320**	**6**	**0**

ange in the defined benefit obligation :

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
At the beginning of the year	4.426	5.228	671
Service cost	45	23	0
Interest cost	320	329	22
Actuarial loss recognized	0	405	4
Past service cost recognized	0	2	0
Special termination benefits	739	0	0
Settlements	0	-5.000	0
Distributions to beneficiaries	-301	-346	-151
Employee contribution	5	29	0
Actuarial gain	-6	0	0
At the end of the year	**5.228**	**671**	**546**

The liability for pensions and BeST and PTS termination benefits was determined using the following assumptions :

	As of 31 December,		
	2002	**2003**	**2004**
Discount rate	6,50%	3,70%	3,70%
Expected rate of return on plan assets	8,00%	-	-
Future price inflation	2,30%	1,40%	1,40%
Real future baremic salary increase	1,25%	-	-
nsion increase	0,48%	0,48%	0,48%

As from 31 December 2003 onwards, no assumption is determined for the return on plan assets because no plan assets are accumulated for the BeST and PTS termination benefits.

B. Termination benefits and additional compensation for temporary leaves in respect of external mobility offer

In 2004, the Group implemented an external mobility offer whereby statutory employees can voluntarily apply for permanent or temporary outplacement to the e-ID cards and emergency call centre projects of the Ministry of Internal Affairs. At 31 December 2004, 507 people that applied for the outplacement jobs, have been assigned to both projects.

As a result, the Group incurred in 2004 termination benefits and additional compensation costs for temporary leave for an amount of EUR 41 million. These restructuring expenses are classified as non-recurring expenses in the income statement (see note 28). Any re-measurement of the liability is recognized immediately in the income statement. No plan assets are accumulated for such benefits.

The funded status of these benefits is as follows:

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Defined Benefit Obligation	0	0	34
Plan assets at fair value	0	0	0
Net liability recognized in the balance sheet	**0**	**0**	**34**

Change in the defined benefit obligation :

	0		
	2002	2003	2004
	EUR	EUR (in million)	EUR
At the beginning of the year	0	0	0
Expense during the year	0	0	41
Distributions to beneficiaries	0	0	-7
At the end of the year	**0**	**0**	**34**

The liability for termination benefits and additional compensation was determined using the following assumptions:

	As of 31 December,		
	2002	2003	2004
Discount rate	-	-	2,69%
Inflation	-	-	1,33%

C. Complementary pension plan of Belgacom SA and some subsidiaries

The Group set up a complementary defined benefit pension plan in 1997 for management that provides pension benefits for services as of 1 January 1997. The related separately administrated pension fund was created in 1998.

The funded status of the pension plan is as follows:

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Defined Benefit Obligation	26	32	47
Plan assets at fair value	-21	-29	-36
Benefit obligation in excess of plan assets	5	3	11
Unrecognized actuarial loss	-3	-1	-3
Net liability recognized in the balance sheet	**2**	**3**	**8**

The components of the expense recognized in the income statement are as follows :

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Current service cost - employer	7	6	12
Interest cost	1	2	2
Expected income on plan assets	-2	-2	-3
Past service cost recognized	0	0	1
Expense recognized in the income statement	**6**	**6**	**11**

The movement in the net liability recognized in the balance sheet is

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
At the beginning of the year	2	2	3
Expense for the period	6	6	11
Actual employer contribution	-6	-6	-6
At the end of the year	**2**	**3**	**8**

Change in plan assets :

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
At the beginning of the year	19	21	29
Actual gain / (loss) on plan assets	-3	2	3
Actual employer contribution	6	6	6
Employee contribution	0	0	0
Benefits payments and expenses	-1	0	-1
At the end of the year	**21**	**29**	**36**

Change in the defined benefit obligation :

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
At the beginning of the year	22	26	32
Service cost	7	6	12
Interest cost	1	2	2
Plan amendments	0	0	1
Benefits payments and expenses	-1	0	-1
Actuarial loss / (gain)	-4	-2	2
At the end of the year	**26**	**32**	**47**

The pension liability was determined using the following assumptions:

	As of 31 December,		
	2002	2003	2004
Discount rate	6,50%	6,10%	6,10%
Expected rate of return on plan assets	8,00%	8,00%	8,00%
Future price inflation	2,30%	2,30%	2,30%
Real future salary increase	2,50%	2,50%	2,50%
Real future baremic salary increase	1,95%	1,95%	1,95%

D. Complementary pension plan of Belgacom Mobile

Belgacom Mobile, a subsidiary of Belgacom, has a complementary defined benefit pension plan for its employees. The related separately administered fund was created in 2001.

The funded status of the pension plan is as follows:

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Defined Benefit Obligation	-21	-29	-35
Plan assets at fair value	18	24	31
Benefit obligation in excess of plan assets	-2	-4	-4
Unrecognized actuarial loss	9	10	9
Net asset recognized in the balance sheet	**7**	**6**	**5**

The components of the expense recognized in the income statement are as follows :

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Current service cost - employer	4	4	5
Interest cost	1	1	2
Expected income on plan assets	-2	-2	-2
Expense recognized in the income statement	**3**	**5**	**5**

The movement in the net asset recognized in the balance sheet is as follows :

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
At the beginning of the year	6	7	6
Expense for the period	-3	-5	-5
Actual employer contribution	4	4	5
At the end of the year	**7**	**6**	**5**

Change in plan assets :

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
At the beginning of the year	19	18	24
Actual gain / (loss) on plan assets	-5	2	2
Actual employer contribution	4	4	5
At the end of the year	**18**	**24**	**31**

Change in the defined benefit obligation :

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
At the beginning of the year	15	21	29
Service cost	4	4	5
Interest cost	1	1	2
Benefits payments and expenses	0	0	0
Actuarial loss / (gain)	1	2	-1
At the end of the year	**21**	**29**	**35**

The pension liability was determined using the following assumptions:

	As of 31 December,		
	2002	2003	2004
Discount rate	6,50%	6,10%	6,10%
Expected rate of return on plan assets	8,00%	8,00%	8,00%
Future price inflation	2,30%	2,30%	2,30%
Real future salary increase	3,00%	3,00%	3,00%

E. Post-employment benefits other than pensions

Historically, the Group grants to its retirees post-employment benefits other than pensions in the form of train ticket discounts, hospitalization insurance, reimbursement of medical expenses and a socio-cultural aid premium. All post-employment benefits other than pensions are directly paid by the Group to the retirees and therefore no plan assets are accumulated for such benefits. In 2003, the reimbursement of medical expenses was abolished and the benefits in respect of hospitalization insurance were expanded.

The funded status of the plan is as follows:

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Defined Benefit Obligation	157	160	161
Plan assets at fair value	0	0	0
Benefit obligation in excess of plan assets	157	160	161
Unrecognized actuarial loss	0	-4	-3
Unrecognized past service cost	0	-3	-3
Net liability recognized in the balance sheet	**156**	**153**	**155**

The components of the expense recognized in the income statement are as follows :

	Year ended 31 December		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
Current service cost - employer	1	1	2
Interest cost	9	10	9
Actuarial gain recognized	-1	0	0
Past service cost recognized	0	10	0
Expense recognized in the income statement, before curtailment, settlement and special termination benefits	**9**	**21**	**11**
Special termination benefits	8	0	0
Curtailment or settlement loss / (gain)	2	-14	0
Expense recognized in the income statement	**19**	**7**	**11**

The movement in the net liability recognized in the balance sheet is as follows :

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
At the beginning of the year	142	156	153
Expense for the period	19	7	11
Actual employer contribution	-5	-10	-9
At the end of the year	**156**	**153**	**155**

Change in plan assets :

	As of December 31,		
	2001	**2002**	**2003**
	EUR	EUR (in millions)	EUR
At the beginning of the year	0	0	0
Actual employer contribution	-5	-10	-9
Distributions to beneficiaries	5	10	9
At the end of the year	**0**	**0**	**0**

Change in the defined benefit obligation :

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
At the beginning of the year	134	157	160
Service cost	1	1	2
Interest cost	9	10	9
Amortisation of actuarial gain	-1	0	0
Past service cost	0	14	0
Special termination benefits & curtailment (gain) / loss	10	-14	0
Distributions to beneficiaries	-5	-10	-9
Actuarial (gain)/loss	8	3	-1
At the end of the year	**157**	**160**	**161**

The liability for post-employment benefits other than pensions was determined using the following assumptions:

	As of 31 December,		
	2002	**2003**	**2004**
Discount rate	6,50%	6,10%	6,10%
Future cost trend	2,67%	2,60%	3,10%
Future price inflation	2,30%	2,30%	2,30%

The liability for post-employment benefits other than pensions is determined using the Belgian official mortality tables, adjusted for mortality experience of the statutory retirees.

F. Liability for child allowance benefits

The Group has a legal obligation to pay child allowance benefits to a limited number of statutory retirees and to the BeST and PTS beneficiaries. Those amounts are directly paid by the Group since no plan assets are accumulated for such benefits. Any re-measurement of the liability is recognized immediately in the income statement.

The funded status of this benefit is as follows:

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
Defined Benefit Obligation	18	18	17
Plan assets at fair value	0	0	0
Net liability recognized in the balance sheet	**18**	**18**	**17**

The liability for child allowance benefits was determined using the following assumptions:

	As of 31 December,		
	2002	**2003**	**2004**
Discount rate	5,00%	5,00%	5,00%
Inflation	1,80%	1,80%	1,80%
Estimated maximum entitlement age for children (years)	22	22	22

Note 10. Other non-current assets

	As of 31 December,			
	2002	2003	2004	
	EUR	EUR (in million)	EUR	
Derivatives held-for-hedging	109	76	59	Note 20
Other derivatives	16	0	1	Note 20
Put option related to Alert Services Holding	12	13	13	Note 5.4
Non-current investments	0	0	6	
Other financial assets	12	14	7	
Total	**149**	**104**	**86**	

Note 11. Trade receivables

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Gross receivables	1.101	1.032	984
Allowance for doubtful debtors	-153	-159	-140
Total	**947**	**873**	**844**

Note 12. Other current assets

	As of 31 December,			
	2002	2003	2004	
	EUR	EUR (in million)	EUR	
VAT receivables	16	12	21	
Derivatives held-for-hedging	11	1	0	Note 20
Other derivatives	0	14	0	Note 20
Prepaid expenses and accrued income	32	24	25	
Other receivables	19	16	6	
Total	**77**	**67**	**52**	

Note 13. Investments

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Fixed income securities	250	0	0
Shares	36	42	81
Total	**286**	**42**	**81**

In 2002, the Group invested its cash primarily in fixed income securities from JP Morgan Benelux Funding Inc. The securities were sold in January 2003. These fixed income securities were classified as available-for-sale.

Shares include sicavs and funds invested mainly in money markets instruments, euro-bonds and equity instruments. The shares are classified as available-for-sale and are measured at fair value, being their quoted price.

Note 14. Cash and cash equivalents

	As of 31 December,		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Fixed income securities	896	0	245
Short-term deposits	386	214	61
Cash at bank and in hand	43	348	18
Total	**1.326**	**562**	**325**

The Group invests most of its surplus liquidities in commercial paper or treasury certificates held-to-maturity and carried at amortized cost. Short-term deposits are made for periods varying between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Cash at bank earns interest at floating rates based on daily bank deposit rates.

Note 15: Shareholders' equity

On 16 December 1994, the legal status of Belgacom SA was transformed from "Autonomous State Company" into a "Limited Liability Company of Public Law". As part of this transformation, the issued capital of EUR 992 million was created through incorporation of retained earnings and issuance of 40 million fully paid registered shares with no par value. As part of the conversion to the Euro as legal tender in Belgium, the issued capital was increased by EUR 8 million to EUR 1.000 million in 2001, through the incorporation of retained earnings. On 19 February 2004 during an extraordinary General Meeting, the existing shares were split into ten new shares each.

Distribution of retained earnings of Belgacom SA, the parent company, is limited by a restricted reserve built up in prior years in accordance with Belgian Company Law up to 10% of Belgacom's issued capital.

Belgacom SA has a statutory obligation to distribute 5% of the parent company income before taxes to its employees. In the accompanying financial statements, this profit distribution is accounted for as personnel expenses.

On 30 December 2003, Belgacom SA purchased 12,380,950 of its own shares (after the above mentioned share split) from its shareholder at that time, ADSB Telecommunications BV, for an amount of EUR 325 million or EUR 26.25 per share. In accordance with the Protocol Agreement concluded on 2 October 2003 between Belgacom and its shareholders at that time, the purchase price of that transaction would subsequently be adjusted to the share price in case of the initial public offering. This price adjustment has resulted in March 2004 in the reimbursement to Belgacom of EUR 22 million by ADSB Telecommunications. On 20 March 2004, the own shares acquired in December 2003 (EUR 303 million) were cancelled.

Under the Protocol Agreement concluded on 2 October 2003, a second purchase of own shares from the shareholder at that time, ADSB Telecommunications BV, was carried out on 20 March 2004 for a total number of shares of 38,761,905 and for a total amount of EUR 950 million.

In March 2004, Belgacom sold treasury shares for an amount of EUR 45 million to its employees, under a discounted share purchase plan (see note 38).

On 19 March 2004, Belgacom launched an Employee Stock Option plan whereby 1,128,500 share options were granted to the top management of the Group (see note 38).

On 14 September 2004, 25,843,915 own shares acquired in March 2004 (EUR 633 million) were cancelled in execution of a decision of the Board of Directors taken on 26 August 2004.

Note 16. Interest-bearing liabilities

Note 16.1. Non-current interest-bearing liabilities

	As of 31 December,			
	2002	2003	2004	
	EUR	EUR (in million)	EUR	
Unsubordinated debentures	396	345	273	
Credit institutions	125	0	0	
Derivatives held-for-hedging	0	2	0	Note 20
Other derivatives	25	24	30	Note 20
Total	**547**	**371**	**303**	

Non-current interest-bearing liabilities, by year of maturity, are summarized as follows (state of borrowings at 31 December 2004):

	Interest rate (b)	As of 31 December,			Maturity date (*)		
		2002	2003	2004	2006	2007	2008-2026
		EUR	EUR (in million)	EUR	EUR	EUR (in million)	EUR
Unsubordinated debentures							
Floating rate borrowings							
EUR		31	31				
Fixed rate borrowings							
JPY	(a) 4,63% to 4,74%	242	242	217			217
EUR		20					
Credit institutions							
Fixed rate borrowings							
ITL		62					
GBP		59					
Total		**414**	**273**	**217**	**0**	**0**	**217**
Fair value remeasurement - loans hedged		108	72	56			
Fair value remeasurement - derivatives		25	26	30			
Total		**547**	**371**	**303**			

(*) State of non-current interest-bearing liabilities per maturity date at 31 December 2004.
(a) Has been converted by means of an interest rate and currency swap into a EUR loan with floating rate.
(b) Interest rate for the year 2004 (for floating rate borrowings, average interest rate).

All long-term debt is unsecured.

The state of long-term borrowings at 31 December 2004 is as follows:

4,63% to 4,74% unsubordinated debentures in JPY
These are bonds issued by Belgacom SA for which interests are payable annually and capital is repayable in full on maturity date.

Note 16.2. Current interest-bearing liabilities

	As of 31 December,			
	2002	2003	2004	
		EUR **(in million)**		
Unsubordinated debentures - current portion	0	20	56	
Credit institutions - current portion	60	121	0	
Derivatives held-for-hedging - current portion	0	2	3	Note 20
Other derivatives	0	0	1	Note 20
Other current financial debt	7	12	1	
Total	**68**	**155**	**62**	
Fair value remeasurement - loans hedged	10	-1	-3	
Total	**78**	**154**	**58**	

Bank credit facilities at 31 December 2004

In addition to the interest-bearing liabilities disclosed in these notes 16.1 and 16.2, the Group is backed by long term credit facilities of EUR 623 million and short term credit facilities of EUR 826 million. These facilities are provided by a diversified group of banks. At 31 December 2004, there was no outstanding balance under the long term and short term facilities

The Group has also established a USD 1 billion Euro Medium Term Note ("EMTN") Program and a EUR 1 billion Commercial Paper ("CP") Program. At 31 December 2004, there was an amount of EUR 31 million outstanding under the EMTN Program with an average remaining maturity of one year. There was no outstanding balance under the CP Program at 31 December 2004.

Note 17. Provisions

	Worker's accidents	Litigation	Illness days	Other risks	Total
	EUR	EUR	EUR (in million)	EUR	EUR
As of 1 January, 2002	50	51	38	56	**195**
Additions	1	27	13	37	**77**
Utilisations	0	-6	-13	-35	**-53**
Withdrawals	0	-6	0	-5	**-10**
As of 31 December, 2002	**51**	**66**	**38**	**53**	**209**
Additions	1	11	12	19	**44**
Utilisations	-3	-1	-12	-20	**-35**
Withdrawals	0	-5	0	-2	**-7**
As of 31 December, 2003	**49**	**71**	**38**	**51**	**210**
Additions	3	33	11	6	**53**
Utilisations	-3	-9	-11	-6	**-28**
Withdrawals	-1	-35	0	-8	**-44**
As of 31 December, 2004	**49**	**59**	**39**	**43**	**191**

The provision for workers' accidents relates to compensation that Belgacom SA could pay to members of personnel injured (including professional illness) when performing their job and on their way to work. Until 31 December 2002, according to the law of 1967 (public sector) on labor accidents, compensation was funded and paid directly by Belgacom. This provision (annuities part) is based on actuarial data including mortality tables, compensation ratios, interest rates and other factors defined by the law of 1967 and calculated with the support of a professional insurer. Taking into account the mortality table, it is expected that most of these costs will be paid out until 31 December 2053.

As from 1 January 2003, contractual employees are subject to the law of 1971 (private sector) and statutory employees remain subject to the law of 1967 (public sector). For the both contractual and statutory employees, Belgacom is covered as from 1 January 2003 by insurance policies for workers' accidents and therefore will not pay directly members of personnel.

The provision for litigation represents management's best estimate for probable losses due to pending litigation where Belgacom has been sued by a third party or is subject to a judicial or tax dispute. The expected timing of the related cash outflows depends on the progress and duration of the underlying judicial procedures.

The provision for illness days represents management's best estimate of probable charges related to the granting by Belgacom of accumulating non-vesting illness days to its statutory employees. The provision has been determined based on statistical data.

The provision for other risks primarily includes the provision for the incurred risks from the re-insurance company, the expected costs for dismantling and restoration of mobile antenna sites and buildings, environmental risks and sundry risks. It is expected that most of these costs will be paid during the period 2005-2018. The provision for restoration costs is estimated at current prices and discounted using a discount rate of 5.52%.

Note 18. Other non-current payables

	As of 31 December,			
	2002	2003	2004	
	EUR	EUR (in million)	EUR	
Other derivatives	14	0	0	Note 20
Other amounts payable	4	3	2	
Total	**18**	**3**	**2**	

Note 19. Other current payables

	As of 31 December,			
	2002	2003	2004	
	EUR	EUR (in million)	EUR	
VAT payables	4	6	7	
Payables to employees	113	80	87	
Accrual for holiday pay	55	60	60	
Accrual for social security contributions	40	33	33	
Taxes withheld on remuneration	17	17	20	
Special dividend declared on 9 December 2002	160	0	0	
Deferred income	143	128	144	
Other derivatives	0	16	0	Note 20
Accrued expenses	41	33	24	
Other amounts payable	16	12	6	
Total	**588**	**384**	**381**	

The special dividend declared on 9 December 2002 was paid in February 2003.

Note 20. Derivatives

	As of 31 December,			
	2002	2003	2004	
	EUR	EUR (in million)	EUR	
Non-current assets				
Derivatives held-for-hedging	109	76	59	Note 10
Other derivatives	16	0	1	Note 10
Current assets				
Derivatives held-for-hedging	11	1	0	Note 12
Other derivatives	0	14	0	Note 12
Total	**136**	**91**	**59**	
Non-current liabilities				
Derivatives held-for-hedging - interest-bearing liabilities	0	2	0	Note 16
Other derivatives - interest-bearing liabilities	25	24	30	Note 16
Other derivatives - non-interest-bearing liabilities	14	0	0	Note 18
Current liabilities				
Derivatives held-for-hedging - interest-bearing liabilities	0	2	3	Note 16
Other derivatives - interest-bearing liabilities	0	0	1	Note 16
Other derivatives - non-interest-bearing liabilities	0	16	0	Note 19
Total	**40**	**43**	**35**	

The Group makes use of derivatives such as interest rate swaps (IRS), interest rate and currency swaps (IRCS) and forward foreign exchange contracts.

Belgacom owns mainly derivatives for hedge purposes. Hedges are fair value hedges, with re-measurement to fair value of hedged items and hedging derivatives recorded in the income statement. Belgacom does not hold or issue derivatives for trading purposes but, when the relationship between hedging instrument and hedged item does not meet criteria for hedge accounting set by IAS 39, derivatives are accounted for as held-for-trading with re-measurement to fair value recorded into the income statement.

The table below shows the positive and negative fair value of derivatives, included in the balance sheet respectively as current/non-current assets or liabilities, together with the notional amounts presented by the term of maturity.

As of 31 December, 2002	**Fair value**		**Notional amount**				
	Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	**Total**
	EUR (in million)	EUR	EUR	EUR	EUR (in million)	EUR	EUR
Interest rate swaps	2				20		20
Interest rate and currency swaps	117			60	85	217	362
Derivatives held as fair value hedges	120	0	0	60	105	217	382
Interest rate swaps	2	-25		62	86	144	292
Forward foreign exchange contracts		0	17	3			20
Equity options bought	14				20		20
sold		-14			20		20
Derivatives not qualifying as hedges	16	-40	17	65	126	144	352
Total	**136**	**-40**	**17**	**125**	**231**	**361**	**734**

As of 31 December, 2003	**Fair value**		**Notional amount**				
	Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	**Total**
	EUR (in million)	EUR	EUR	EUR	EUR (in million)	EUR	EUR
Interest rate swaps	1			20			20
Interest rate and currency swaps	76	-4		59	25	217	301
Derivatives held as fair value hedges	77	-4	0	79	25	217	321
Interest rate swaps	1	-24		62	86	144	292
Forward foreign exchange contracts		-2	50				50
Equity options bought	13			20			20
sold		-13		20			20
Derivatives not qualifying as hedges	14	-40	50	102	86	144	382
Total	**91**	**-43**	**50**	**181**	**111**	**361**	**703**

As of 31 December, 2004	**Fair value**		**Notional amount**				
	Positive	Negative	Within 2 months	3 - 12 months	1 - 5 years	over 5 years	**Total**
	EUR (in million)	EUR	EUR	EUR	EUR (in million)	EUR	EUR
Interest rate swaps							0
Interest rate and currency swaps	59	-3		25		217	242
Derivatives held as fair value hedges	59	-3	0	25	0	217	242
Interest rate swaps	0	-31		86		144	230
Equity options bought	1					1	1
sold							0
Derivatives not qualifying as hedges	1	-31	0	86	0	145	231
Total	**59**	**-35**	**0**	**112**	**0**	**362**	**473**

Note 21. Financial risk management objectives and policies

The Group is exposed to market risks, including interest rates and foreign currency exchange rates risks, associated with underlying assets, liabilities and anticipated transactions. Based on the analysis of these exposures, Belgacom selectively enters into derivatives to manage the related risk exposures.

Interest rate risk

The Group manages its exposure to changes in interest rates and its overall cost of financing by using mainly interest rate swaps (IRS), interest rate and currency swaps (IRCS) and forward rate agreements. The main interest rate instruments used are IRS and IRCS. They are used to transform the interest rate exposure on the underlying assets or liabilities from a fixed interest rate to a floating interest rate or vice versa.

Foreign currency risk

The Group's currency exposure relates to foreign currencies in which debts have to be paid and to operational activities in foreign currencies that are not "naturally" hedged. In order to hedge the currency exposure, the Group uses derivatives such as interest rate and currency swaps (IRCS), currency options and forward foreign exchange contracts.

Credit risk and significant concentrations of credit risk

Concentration of credit risk relating to local accounts receivable is limited due to the large number of customers. For accounts receivables from foreign telecommunication companies, the concentration of credit risk is also limited due to the netting agreements with accounts payable to these companies, prepayment obligations, bank guarantees and credit limits of credit insurers.

Credit risk arising from the inability of a counterpart to meet the terms of the Group's financial instruments is generally limited to the amount, if any, by which the counterpart's obligations exceed the obligations of the Group.

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event the counterpart fail to perform their obligations in relation to each class of recognized financial assets, including derivatives, is the carrying amount of those assets in the balance sheet.

The Group is exposed to credit loss in the event of non-performance by a counterpart on derivatives, but does not anticipate non-performance by any of these counterparts, given their very good credit rating. The amount of such exposure equals the market value of such contracts. The Group generally does not require collateral or other security from the counterpart as these are highly rated financial institutions.

The tables below summarizes the borrowings' portfolio, the interest rate and currency swap agreements (IRCS), the net currency obligations and the interest rate swap agreements (IRS) of the Group at 31 December 2002, 2003 and 2004.

As of 31 December 2002

	Direct borrowing			**IRCS agreements**			**Net currency obligations**		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	EUR (in million)		(in years)	EUR (in million)		(in years)	EUR (in million)		(in years)
EUR									
Fixed	82	6,50%	1,5				82	6,50%	1,5
Variable	31	4,04%	2,9	362	3,37%	10,6	393	3,42%	10,1
GBP									
Fixed	61	6,30%	1,4	(61)	6,30%	1,4	0	0,00%	0,0
Variable									
CHF									
Fixed	69	3,80%	1,0	(69)	3,80%	1,0	0	0,00%	0,0
Variable									
JPY									
Fixed	265	5,90%	15,3	(265)	5,90%	15,3	0	0,00%	0,0
Variable									
Total	508	5,70%	8,7	(33)			475	3,96%	8,7

As of 31 December 2003

	Direct borrowing			IRCS agreements			Netto wissel verplichtingen		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	EUR (in million)		(in years)	EUR (in million)		(in years)	EUR (in million)		(in years)
EUR									
Fixed	82	7,88%	0,5				82	7,88%	0,5
Variable	31	3,02%	1,9	301	2,47%	11,7	332	2,52%	10,8
GBP									
Fixed	57	6,36%	0,4	(57)	6,36%	0,4	0	0,00%	0,0
Variable									
CHF									
Fixed	0	0,00%	0,0	0	0,00%	0,0	0	0,00%	0,0
Variable									
JPY									
Fixed	244	5,30%	14,3	(244)	5,30%	14,3	0	0,00%	0,0
Variable									
al	414	5,79%	8,7	0			414	3,58%	8,7

As of 31 December 2004

	Direct borrowing			IRCS agreements			Net currency obligations		
	Notional amount	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity	Amount payable (receivable)	Weighted average interest rate	Average time to maturity
	EUR (in million)		(in years)	EUR (in million)		(in years)	EUR (in million)		(in years)
EUR									
Fixed									
Variable	31	2,65%	1,0	242	2,13%	13,1	273	2,19%	11,7
JPY									
Fixed	242	4,58%	13,1	(242)	4,58%	13,1	0	0,00%	0,0
Variable									
Total	273	4,37%	11,7	0			273	2,19%	11,7

	As of 31 December,			As of 31 December 2004	
	2002	2003	2004		
	IRS agreements			IRS agreements	
	Notional amount			Weighted average payable interest rate	Average time to maturity
	EUR (in million)				(in years)
Fixed rate to fixed rate	62	62	0		
Fixed rate to variable rate	20	20	0		
Variable rate to variable rate	31	31	31	2,0%	0,9
Variable rate to fixed rate	200	200	200	5,9%	8,0
Total	313	313	230		

Note 22. Net revenue

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Sales of goods	248	247	230
Rendering of services	5.004	5.130	5.185
Total	**5.252**	**5.377**	**5.415**

Note 23. Other operating revenue

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Income from directory business	25	27	28
Gain on disposal of intangible assets and property, plant and equipment	12	6	37
Gain on disposal of consolidated companies	3	0	0
Other income	46	46	61
Total	**86**	**78**	**125**

Note 24. Non-recurring revenue

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Gain on sale of Ben Nederland Group	972	0	0
Gain on dilution of investment in Belgacom Alert Services Holding	9	0	0
Gain on sale of Belgacom France	104	0	0
Total	**1.085**	**0**	**0**

Gains on the disposal of subsidiaries and joint-ventures are reported as non-recurring revenue when they individually exceed EUR 5 million.

On 25 September 2002, Belgacom divested its interest in Ben Nederland Group. This sale resulted in the recognition of a gain of EUR 972 million.

On 22 March 2002, Belgacom sold its 100% stake in Belgacom France in exchange for a 10.8% ownership in "neuf telecom SA". This sale resulted in the recognition of a gain of EUR 104 million (see note 5.4.).

Note 25. Costs of materials and charges to revenue

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Purchases of materials	166	167	151
Purchases of services	1.188	1.210	1.310
Total	**1.353**	**1.377**	**1.461**

Purchases of materials are shown net of work performed by the enterprise that is capitalized for an amount of EUR 13 million in 2002, EUR 13 million in 2003 and EUR 12 million in 2004.

Note 26. Personnel expenses and pensions

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Salaries and wages	822	782	746
Social security expenses	142	142	163
Pension costs	110	100	17
Post-employment benefits other than pensions	9	7	39
Other personnel expenses	18	15	27
Total	**1.101**	**1.046**	**993**

Starting 1 January 2004, following the transfer of the pension obligation for statutory employees to the Belgian State, Belgacom does not pay legal pensions anymore for statutory employees. On the other hand, Belgacom pays higher employer social security contributions from the same date onwards (see note 9).

Pension costs of the year 2002 exclude special termination benefits and curtailment losses. Such costs are reported under non-recurring operating expenses because they represent one-time expenses due to employees who accepted the BeST voluntary early leave offer (see notes 9 and 28).

Pension costs of the year 2003 exclude the settlement loss resulting from the transfer of the defined benefit pension plan for statutory employees towards the Belgian State. This loss is reported under non-recurring operating expenses (see notes 9 and 28).

Pension costs of the year 2004 exclude the costs related to termination benefits and additional compensation benefits of the employees who have accepted the external mobility offer in respect of the e-ID cards and emergency call centre projects of the Ministry of Internal Affairs. Such costs are disclosed as non-recurring expenses in the income statement (see notes 9 and 28).

As from 2004, interest charges for discounting the liability for termination benefits of the BeST and PTS plans are reported under the caption "post-employment benefits other than pensions". Until 2003, such interests were included in the caption "pension costs".

The increase of other personnel expenses for the year 2004 relates to the costs of the Employee Stock Option Plan and the Discounted Share Purchase Plan (see note 38).

Salaries and wages and social security expenses are shown net of work performed by the enterprise that is capitalized for an amount of EUR 33 million in 2002, EUR 36 million in 2003 and EUR 36 million in 2004.

Note 27. Other operating expenses

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Rent expense	96	87	87
Maintenance and utilities	198	195	167
Advertising and public relations	153	149	110
Consultancy	117	121	118
Administration and training	64	69	66
Telecommunications, postage costs and office equipment	42	36	30
Outsourcing	18	30	36
Allowances on trade debtors	32	23	19
Impairment on intangible assets and property, plant and equipment	24	-8	20
Taxes other than income taxes	42	33	49
Other operating charges (1)	76	45	-9
Total	**863**	**781**	**693**

(1) Including unrealized and realized exchange gains amounting to EUR 6 million in 2002, unrealized and realized exchange losses amounting to EUR 3 million in 2003 and EUR 2 million in 2004. This line item also includes a net decrease of provisions of EUR 30 million in 2004.

Other operating expenses are shown net of work performed by the enterprise that is capitalized for an amount of EUR 103 million in 2002, EUR 86 million in 2003 and EUR 96 million in 2004.

Note 28. Non-recurring expenses

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Special termination benefits of BeST restructuring	712	0	0
Curtailment losses of BeST restructuring	43	0	0
Termination benefits and additional compensation for temporary leaves in respect of external mobility offer	0	0	41
Settlement loss on pension liability for statutory employees	0	897	0
Tritone restructuring	9	0	0
Total	**764**	**897**	**41**

Losses on the disposal of subsidiaries and joint-ventures that individually exceed EUR 5 million and restructuring costs are recorded as non-recurring expenses.

The Group recorded in 2002 special termination benefits of EUR 712 million and curtailment losses of EUR 43 million in respect of the BeST restructuring program (see note 9).

The Group recorded in 2003 a settlement loss of EUR 897 million in respect of the transfer of the defined benefit pension plan for statutory employees towards the Belgian State (see note 9).

The Group recorded in 2004 termination benefits and additional compensation benefits for temporary leaves for an amount of EUR 41 million in respect of the external mobility offer for the e-ID cards and emergency call centre projects of the Ministry of Internal Affairs (see note 9).

Note 29. Depreciation and amortization

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Amortization of goodwill	9	9	8
Amortization of licenses and other intangible assets	120	96	139
Depreciation of property, plant and equipment	731	683	595
Total	**859**	**787**	**742**

Note 30. Finance costs (net)

	Year ended 31 December		
	2002	2003	2004
	EUR	EUR (in million)	EUR
Finance income			
Dividends received from other participating interests	0	0	15
Gain on disposal of other participating interests	0	5	1
Interest income	68	58	21
Fair value measurement of put option on Alert Services Holding (see note 5.4.)	1	1	1
Finance costs			
Interests and charges on debts	-69	-35	-34
Discounting charges on provisions	-1	-1	-1
Impairment losses on other participating interests (see note 7)	-10	-55	-20
Fair value adjustments of financial instruments	-14	0	-9
Total	**-25**	**-27**	**-27**

In 2004, the Group obtained a dividend of EUR 15 million from its investments in satellites.

Note 31. Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net income for the year attributable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options).

The following reflects the income and share data used in the computation of basic and diluted earnings per share:

	Year ended 31 December		
	2002	2003	2004
Net income attributable to ordinary shareholders (EUR million)	1.142	172	922
Weighted average number of ordinary shares	400.000.000	399.932.160	358.612.854
Adjustment for share options	0	0	86.076
Weighted average number of ordinary shares for diluted earnings per share	400.000.000	399.932.160	358.698.931
Basic earnings per share (EUR)	2,86	0,43	2,57
Diluted earnings per share (EUR)	2,86	0,43	2,57

On 19 February 2004, the shareholders have decided during an extraordinary General Meeting to split each existing ordinary share into ten new shares. The weighted average number of ordinary shares in the above calculation has been adjusted for the years 2002 and 2003 in order to take into account this share split.

Note 32. Dividends paid and proposed

	Year ended December 31		
	2002	2003	2004
Dividends on ordinary shares:			
Dividends proposed to the shareholders' meeting (EUR million)	280	395	500
Number of shares with dividend rights	400.000.000	400.000.000	361.775.135
Dividend per share (EUR)	0,70	0,99	1,38
Special dividend proposed to the shareholders' meeting (EUR million)	570		200
Special dividend per share (EUR)	1,43		0,55

The proposed dividends for the years 2002 and 2003 have been effectively paid in April 2003 and April 2004 respectively.

As decided in the Protocol Agreement dated 2 October 2003 between Belgacom and its shareholders at that time, the EUR 395 million of proposed dividends for the year 2003 has been distributed in 2004 before the Initial Public Offering, in accordance with the shareholders structure of Belgacom SA that existed before the purchase of own shares that occurred on 30 December 2003 (see note 15).

Note 33. Related party disclosures

Note 33.1. Consolidated companies

Subsidiaries and joint-ventures are listed in note 5.
Enterprises accounted for under the equity method are listed in note 6.
Commercial terms and market prices apply for the supply of goods and services between Group companies.

Joint-ventures

Ben Nederland Holding BV and subsidiaries

The Group had a joint venture interest in Ben Nederland Holding BV and subsidiaries until 31 March 2002 (see note 5.2.). In 2002, the Group had no significant transactions with Ben Nederland Holding BV and subsidiaries.

Enterprises accounted for under the equity method

Alert Services Holding and subsidiaries

The Group holds a 28% stake in Alert Services Holding and subsidiaries since February 2002 (see note 5.4.). The Group had no significant transactions with Alert Services Holding and subsidiaries since that date.

Tritone

The Group holds a majority stake in Tritone Telecom BV but the operating activities of Tritone Telecom BV ceased in July 2002. During 2002, Belgacom granted loans of EUR 20 million to finance the unwinding of the operations of Tritone. Loans receivable from Tritone, net of the related allowance, are nil at 31 December 2004.

The Group sold goods and services to Tritone for EUR 8 million until July 2002 and ceased to do business with Tritone since that date. Trade receivables from Tritone, net of the related allowance for doubtful debtors, are nil at 31 December 2004.

Note 33.2. Relationship with shareholders

The Belgian State is the majority shareholder of the Group, with a stake of 50% plus 1 share. The Group holds treasury shares for 3.1%. The remaining 46.9% are traded on the First Market of Euronext Brussels since the March 2004 public offering initiated by the consortium ADSB Telecommunications BV (hereafter "ADSB"). This stake of 46.9% of Belgacom SA traded on Euronext Brussels includes a stake of 0.5% owned by the personnel of Belgacom Group.

We refer to note 40 in respect of a share buyback that may occur in the coming months.

Relationship with the Belgian State

The Group supplies telecommunication services to the Belgian State and various administrations of the Belgian State. All such transactions are made within normal customer/supplier relationships on terms and conditions that are no more favourable than those available to other customers and suppliers. While the administrations of the State represent one of the Group's largest customers, the services provided to those administrations do not represent a significant component of the Group's net revenue.

Commercial relationship with the former shareholder ADSB until the Initial Public Offering

The few transactions of the Group with ADSB and ADSB's shareholders (SBC Communications Inc, Singapore Telecommunications Limited and TDC A/S) until March 2004 related to international traffic termination and international network renting, and were carried out at arm's length.

The Group purchased services from ADSB for EUR 4 million in 2002, EUR 3 million in 2003 and EUR 0.8 million in 2004 until the date of the IPO. No trade payables were outstanding at each year-end.

The Group purchased services from Singapore Telecom for EUR 8 million in 2002, EUR 3 million in 2003 and EUR 0.1 million in 2004 until the date of the IPO. The Group purchased traffic services from TDC for EUR 8 million in 2002, EUR 3 million in 2003 and EUR 0.4 million in 2004 until the date of the IPO. The Group had

trade payables with Singapore Telecom and TDC for EUR 2 million at 31 December 2002 and EUR 1 million at 31 December 2003.

The Group sold services to Singapore Telecom for EUR 8 million in 2002, EUR 6 million in 2003 and EUR 0.8 million in 2004 until the date of the IPO. The Group sold services to TDC for EUR 14 million in 2002, EUR 11 million in 2003 and EUR 2.6 million in 2004 until the date of the IPO. The Group had trade receivables towards Singapore Telecom and TDC for EUR 5 million at 31 December 2002 and EUR 4 million at 31 December 2003.

The Group had no significant transactions with SBC Communications during the periods presented.

Other relationship with the former shareholder ADSB

As decided in the Protocol Agreement dated 2 October 2003 between Belgacom and its shareholders at that time, the Group purchased 12,380,950 of its own shares from ADSB on 30 December 2003, for a total price of EUR 325 million. The purchase value has been adjusted downwards by EUR 22 million, at the time of the pricing of the initial public offering, based on the initial offer price per share (see note 15).

In accordance with the same Protocol Agreement, the Group purchased on 20 March 2004 38,761,905 ordinary shares from ADSB at the initial offer price per share for an amount of EUR 950 million,.

Relationship with the minority shareholders of Belgacom Mobile

Vodafone BV and subsidiaries (hereafter "Vodafone") holds a 25% stake in Belgacom Mobile.

The Group enters into transactions with Vodafone in the framework of its mobile telephony activity (roaming-in revenues and roaming-out costs), and Vodafone also charges consultancy fees. These transactions are done at normal customer/supplier relationships on terms and conditions that are no more favourable than those available to other customers/suppliers. The Group sold services to Vodafone for EUR 29 million in 2002, EUR 35 million in 2003 and EUR 55 million in 2004. Vodafone sold services to the Group for EUR 64 million in 2002, EUR 68 million in 2003 and EUR 87 million in 2004.

Accounts receivables from Vodafone amounted to EUR 7 million at 31 December 2002, EUR 7 million at 31 December 2003 and EUR 8 million at 31 December 2004. Trade payables to Vodafone amounted to EUR 6 million at 31 December 2002, EUR 2 million at 31 December 2003 and EUR 6 million at 31 December 2004.

Note 33.3. Relationship with key management personnel

Prior to the Initial Public Offering of 22 March 2004, by virtue of a decision by the General Meeting of 12 April 1995, the members of the Board of Directors who represented the Belgian State, with the exception of the Chief Executive Officer (CEO), had the right to a directors' fee that amounted to 619.73 EUR per meeting with a maximum of 9,915.74 EUR per year. They also had the right to directors' emoluments for an amount equivalent to that of the directors' fee. The Chairman of the Board of Directors had, in pursuance of that same decision, also the right to a directors' fee and directors' emoluments for an amount that corresponded to the double of the amounts granted to the above mentioned members of the Board of Directors.

Since the Initial Public Offering date of 22 March 2004, the Chairman of the Board of Directors has the right to an annual fixed fee of 50,000 EUR and the other members of the Board of Directors have the right to an annual fixed director's fee of 25,000 EUR. Each member of the Board of Directors, except the Chief Executive Officer, has also the right to a variable fee of 5,000 EUR per attended meeting. The Chairman of any advisory committee of the Board of Directors has the right to a fee of 5,000 EUR per meeting of that Committee. Any other members, except the Chief Executive Officer of such Committee has the right to a fee of 2,500 EUR per meeting.

In 2002, 2003 and 2004, the Board of Directors met 6 times a year.

For the year ended 31 December 31 2002, a total amount of EUR 6,128,583 was paid in aggregate to the members of the "*Belgacom Group Council*" (BGC), Chief Executive Officer included. In 2002, the members of the Belgacom Group Council were Miss B. Cosgrave and Misters J. Goossens (from 1 January 2002 until 08 November 2002), M. Dussenne (from 08 November 2002 until 31 December 2002), R. Stewart, M. Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, P. Methens, M. Speeckaert, M. Rigolle, W. Mosseray, J. Heynen, B. Delvaux and S. Alcott.

For the year ended 31 December 2003, a total amount of EUR 4,806,301 was paid in aggregate to the members of the "*Belgacom Management Committee*" (BMC), Chief Executive Officer included. The members of the Belgacom Management Committee are Misses B. Cosgrave and A. De Lathauwer and Misters D. Bellens (since 1 March 2003), R. Stewart, M. Vermaerke, J.-C. Vandenbosch, Ph. Vander Putten, W. Mosseray and S. Alcott.

For the year ended 31 December 2004, a total amount of EUR 4,897,228,95 was paid in aggregate to the members of the "*Belgacom Management Committee*" (BMC), Chief Executive Officer included. The members of the Belgacom Management Committee are Misses B. Cosgrave and A. De Lathauwer and Misters D. Bellens, R. Stewart, Ph. Vander Putten, W. Mosseray and S. Alcott.

This total amount contains the pecuniary advantages, direct or immediate (base pay, variable pay) and indirect or postponed (insurances, long-term profit-sharing scheme), that are linked directly to the function or awarded to the members of the Belgacom Management Committee.

In addition to these pecuniary advantages, the members of the BMC also had the opportunity to participate to the Discounted Share Purchase Plan whereby they bought 510,410 shares with a 16.67% discount compared to the issuance price of the initial public offering (24.50 EUR per share). The BMC members also had the opportunity to participate to an Employee Stock Option Plan whereby 355,581 share options were granted to the BMC members.

Note 33.4. Regulations

The telecommunications sector is regulated through the legislation adopted in the Belgian parliament, through a series of Royal and Ministerial Decrees, and also through decisions of the Belgian Institute for Postal services and Telecommunications, commonly referred to as the "BIPT/IBPT". The Belgian licensing regime provides for individual licenses for the provision of public fixed voice telephony services, public network infrastructure services and mobile telecommunications services.

The company is also governed by certain provisions and principles of Belgian public and administrative law whereby Belgacom has obligations such as the delivery of regulated services and public services.

Note 34. Rights, commitments and contingent liabilities

Operating lease commitments

The Group rents sites for its telecom infrastructure and leases buildings, technical and network equipment, as well as furniture and vehicles under operating leases with terms of one year or more. Rental expenses in respect of these operating leases amounted to EUR 152 million in 2002, EUR 141 million in 2003 and EUR 124 million in 2004.

Future minimum rentals payable under the non-cancellable operating leases are as follows at 31 December 2004:

	Within one year	From 1 to 3 years	From 3 to 5 years	More than 5 years	Total
	EUR	EUR	EUR (in million)	EUR	EUR
Buildings	19	39	19	4	**80**
Sites	9	20	8	5	**43**
Technical and network equipment	31	36	28	37	**133**
Furniture	2	3	2	1	**7**
Vehicles	25	49	26	10	**111**
Total	**87**	**147**	**83**	**57**	**373**

Claims and legal proceedings

From time to time Belgacom has been, and expects to continue to be, subject to legal, regulatory and tax proceedings and claims arising in the ordinary course of its business. The Group is currently involved in various judicial and regulatory proceedings, including those for which a provision has been made (see note 17) and those described below, in the jurisdictions in which it operates concerning matters arising in connection with the conduct of its business. These include also proceedings before the Belgian Institute for

Postal services and Telecommunications ("BIPT"), appeals against decisions taken by the BIPT on the one hand, and proceedings with the Belgian tax administrations with respect to real estate withholding taxes on the other hand.

In September 2002, Codenet, Versatel, Colt and Worldcom filed a complaint with the Belgian Competition Council alleging that Belgacom's "Benefit Excellence Program" constitutes an abuse of an alleged dominant position in the market through pricing and loyalty rebates. The complainants also filed a request for interim relief measures with the President of the Competition Council requesting, among other things, the suspension of the program. Belgacom's "Benefit Excellence Program", which was launched in March 2002, is a voice telephony tariff plan aimed at large corporate users offering specific base rates for national telephony and for fixed-to-mobile calls as well as an additional discount scheme.
In May 2004, the complainants have suppressed their price squeeze allegation for the year 2004 and Belgacom has clarified to its customers the volume discount scheme confirming there was no locking of customers.

On 22 December 2004, the President of the Competition Council rejected the complainant's request for interim relief measures because Belgacom had clarified the way the volume discounts are applied, and stated that there was, in his opinion, no serious risk that other licensed operators would disappear because of the 'Benefit Excellence' tariffs (and especially the volume discount).
The issue of interim relief measures having been closed successfully for Belgacom, the case on the merits with respect to the alleged infringement is still pending and no calendar for the proceedings has been set. Belgacom may be subject to an obligation to increase the retail tariffs that are the subject of the claim and if it would ultimately be found to have committed an abuse of dominant position, it may be subject to a maximum fine of up to 10% of the Group's annual turnover. Based on this, Belgacom has provided for a portion of the claim.

In June 2003, BASE filed an action against Belgacom Mobile before the Commercial Court of Brussels. BASE alleges that Belgacom Mobile's termination rates since 1 October 2000 are not in accordance with the official telecommunications regulations requiring cost oriented pricing and that Belgacom Mobile's Proximus-to-Proximus tariffs constitute an abuse of Belgacom Mobile's alleged dominant position in the Belgian market. BASE's provisional estimate of the claim for compensation , based upon BASE's briefs in August 2004, amounts to approximately EUR 700 million in reimbursement and damages, representing the amount of lost revenue that BASE allegedly suffered as a result of these practices, and is subject to increase. On 1 March 2004, Mobistar filed a request to intervene voluntarily in the action brought by BASE against Belgacom Mobile. Mobistar alleges that if the Commercial Court of Brussels were to find that Belgacom Mobile's termination rates were not in accordance with the obligation of cost-oriented pricing, Mobistar should be awarded damages provisionally estimated by Mobistar to range between EUR 967,000 and EUR 56,000,000 depending on the termination rates upheld by the Court. Furthermore, Mobistar alleges that in addition to the Proximus-to-Proximus tariffs, certain tariff schemes offered by Belgacom Mobile to business and corporate customers constitute an abuse of Belgacom Mobile's allegedly dominant position. Mobistar requests the Court to appoint a court expert to calculate the amount of alleged damages and seeks compensation for such damages, provisionally estimated at a minimum of EUR 50,000,000. As with the action filed by BASE, Belgacom Mobile is contesting the claim made by Mobistar. Belgacom believes that its mobile termination rates were in line with the rulings of the BIPT. Accordingly, no provision was recorded in the financial statements at 31 December 2004.

On 13 May 2004, the Netherlands Arbitration Institute has ruled in favor of Belgacom in the request for binding arbitration that the Danish operator TDC A/S had initiated against the company in October 2002 for an amount of EUR 91 million. The dispute related to the allocation of an alleged capital gain resulting from the entry of a new investor in the share capital of Ben Nederland Group in 2000. As a consequence Belgacom no longer provides for this claim at 31 December 2004.

Capital expenditures commitments

At 31 December 2004, the Group has contracted commitments of EUR 56 million, mainly for the acquisition of intangible assets and technical and network equipment.

Other rights and commitments

At 31 December 2004, the Group has the following other rights and commitments:

- The Group received bank guarantees from its suppliers to guarantee the completion of works ordered by the Group for an amount of EUR 20 million;

- The Group granted bank guarantees to its customers to guarantee, among others, the completion of works ordered by its clients and the payment of rental expenses for renting of sites for antennas installation for an amount of EUR 31 million;
- The Group granted bank guarantees to the Walloon Region of Belgium to guarantee execution by Wallonie Intranet SA (hereafter "WIN SA") of all obligations provided for in WIN SA's contractual agreement with the Walloon Region. The commitment, which is renewable, amounts to EUR 7.4 million;
- The Group has a put option from 1 January 2003 through 1 January 2009 whereby the Group can sell at a strike price of minimum EUR 40 million the remaining 28% stake it currently owns in Alert Services Holding SA. The Group exercised this put option towards the co-shareholder Securitas Direct International in January 2005 (see note 40).

Note 35. Cross-border lease arrangements

During the period 1996 through 2001, the Group entered into several cross-border lease arrangements with foreign investors relating to part of its fixed and mobile switches equipment. Under the terms of these agreements, which range in duration from 13 to 16 years, the Group received at the inception date of the arrangements a total amount of USD 684 million and placed a total amount of USD 654 million on deposit. The Group entered, in respect of the deposits, into non-refundable payment undertaking agreements with highly rated banks.

Based on interpretation 27 (SIC-27, "*Evaluating the substance of transactions involving the legal form of a lease*"), the Group concluded that these arrangements in substance do not involve a lease and that the related lease debts and deposits must not be recognized in the financial statements because they do not meet the definition of an asset and a liability under IFRS.

In respect of these arrangements, the Group received fees from the foreign investors or realized gains for a total amount of EUR 23 million. These fees or gains are recognized in the income statement under the caption "other operating revenue" over the lifetime of the respective agreements. The fees effectively recognized in income amount to EUR 1.6 million in 2002, 2003 and 2004.

On 25 September 2002, the Group sold its investment in Ben Nederland Group but agreed it will continue to guarantee the payment of leasing debts amounting at 31 December 2004 to USD 63 million (EUR 46 million), in case the payment undertakers on the related cross-border lease arrangement would become insolvent. The risk that this guarantee will result in a payment by the Group is mitigated by the fact that the deposit institutions involved are rated AAA or AA by Standard & Poors. The term of the related leasing debt expires in 2012.

Note 36. Net financial position of the Group

The Group defines net financial position as the net amount of investments, cash and cash equivalents, interest-bearing liabilities and related derivatives (including re-measurement to fair value).

	As of 31 December,		
	2002	**2003**	**2004**
	EUR	EUR (in million)	EUR
Assets			
Investments (*) (see notes 10 and 13)	286	42	87
Cash and cash equivalents (*) (see note 14)	1.326	562	325
Non-current derivatives (see note 10)	111	77	59
Current derivatives (see note 12)	11	1	0
Liabilities			
Non-current interest-bearing liabilities (*) (see note 16)	-547	-371	-303
Current interest-bearing liabilities (*) (see note 16)	-78	-154	-58
Net financial position	**1.109**	**157**	**110**

(*) after remeasurement to fair value, if applicable

Non-current interest-bearing liabilities include non-current derivatives at fair value amounting to EUR 25 million in 2002, EUR 24 million in 2003 and EUR 30 million in 2004 (see note 16).

Note 37. Fair value of financial instruments

The estimated fair values of financial assets and liabilities which are not carried at fair value in the balance sheet are presented in the following tables:

	As of December 31, 2002		
	Carrying amount	**Estimated fair value**	**Difference**
	EUR	EUR (in million)	EUR
Financial assets			
Other participating interests (see note 7)	207	207	0
Other non-current assets (see note 10)	12	12	0
Trade receivables (see note 11)	947	947	0
Current income tax asset (see note 8)	1	1	0
Other current assets (see note 12)	66	66	0
Investments (see note 13)	250	250	0
Cash and cash equivalents (see note 14)	1.326	1.326	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	-100	-101	-1
Other non-current payables (see note 18)	-4	-4	0
Trade payables	-850	-850	0
Income tax payable (see note 8)	-150	-150	0
Other current payables (see note 19)	-588	-588	0
Net difference between recorded amount and estimated fair value			**-1**

	As of December 31, 2003		
	Carrying amount	**Estimated fair value**	**Difference**
	EUR	EUR (in million)	EUR
Financial assets			
Other non-current assets (see note 10)	14	14	0
Trade receivables (see note 11)	873	873	0
Current income tax asset (see note 8)	35	35	0
Other current assets (see note 12)	53	53	0
Cash and cash equivalents (see note 14)	562	562	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	-107	-104	3
Other non-current payables (see note 18)	-3	-3	0
Trade payables	-809	-809	0
Income tax payable (see note 8)	-198	-198	0
Other current payables (see note 19)	-366	-366	0
Net difference between recorded amount and estimated fair value			**3**

	As of December 31, 2004		
	Carrying amount	Estimated fair value	Difference
	EUR	EUR (in million)	EUR
Financial assets			
Other non-current assets (see note 10)	14	14	0
Trade receivables (see note 11)	844	844	0
Current income tax asset (see note 8)	50	50	0
Other current assets (see note 12)	52	52	0
Cash and cash equivalents (see note 14)	325	325	0
Financial liabilities			
Interest-bearing liabilities, non-current and current (see note 16)	-32	-33	0
Other non-current payables (see note 18)	-2	-2	0
Trade payables	-782	-782	0
Income tax payable (see note 8)	-224	-224	0
Other current payables (see note 19)	-381	-381	0
Net difference between recorded amount and estimated fair value			**0**

Note 38. Share-based Payment

Discounted Share Purchase Plan

In March 2004, the Group launched a Discounted Share Purchase Plan (hereafter "DSPP"), that provided all employees the opportunity to buy shares of the company at a 16.67% discount compared to the issuance price of the initial public offering (24.50 EUR per share).

Under the plan, the employees purchased a total number of 1,842,026 shares at the discounted price of 20.42 EUR per share. The cost of the discount amounted to EUR 7.5 million and was recorded in personnel expenses (see note 26).

Employee Stock Option Plan

In March 2004, Belgacom launched an Employee Stock Option Plan (hereafter "ESOP") whereby 1,128,500 share options were granted to the top management of the Group. In respect of this arrangement, the Group has early adopted IFRS 2 ("Share-based Payments"), as issued on 19 February 2004.

The fair value of the share options at inception date (amounting to EUR 5 million) is recognized over their vesting period. The share options vest over a three year period in accordance with the graded vesting method. The annual charge of the graded vesting is recognized in personnel expenses and amounts to EUR 2 million in 2004.

At the moment of exercise, the employee will pay the exercise price of 24.50 EUR per share, with physical delivery of the share. The share options are exercisable until 22 March 2011 at the latest, except the share options of the Chief Executive Officer that are exercisable until 2012 at the latest.

The ESOP rules define specific vesting conditions and exercise periods for the share options in case of voluntary or involuntary leave of a plan participant. In case of voluntary leave of the employee, all unvested options forfeit except during the first year, for which the first third of the options vests immediately and must be exercised within two years as from the date of leave. In case of involuntary leave of the employee, all unvested options vest immediately and must be exercised within two years as from the date of leave.

The evolution of the shares option plan is as follows:

The evolution of the shares option plan is as follows:

	Number of stock options	**Weighted average exercise price (EUR)**
Outstanding at 1 January 2004	0	-
Movements during the period:		
Granted	1.128.500	24,50
Forfeited	0	-
Exercised	0	-
Expired	0	-
Total	1.128.500	24,50
Outstanding at 31 December 2004	1.128.500	24,50
Exercisable at 31 December 2004	5.331	24,50

The following assumptions were used for determining the weighted average fair value of the share options at grant date (EUR 4.29):

Option pricing model	Binomial
Contractual life of the options	7 years
Expected life	5 (to 6) years
Exercise price	EUR 24,50
Expected volatility (compared to peer group volatility)	27,50%
Expected dividend pay-out ratio	50% - 60%
Risk free interest rate	Euro swap annual rate

On 31 December 2004, no share option has been exercised yet.

Note 39. Segment reporting

The Board of Directors and the Chief Executive Officer manage the operations of Belgacom Group by business segments. These business segments are the primary segments and can be described as follows:

- *Fixed Line Services.* This segment provides retail voice, data and Internet services, to residential and business customers in Belgium, as well as regulated and commercial wholesale services to other carriers and service providers in Belgium.
- *Mobile Communications Services.* This segment provides retail mobile telephony services to residential and business customers in Belgium and provides wholesale data services to third parties. Prior to the disinvestment in March 2002 of the Group's interest in the Ben Nederland Group, the results of operations of the Ben Nederland Group were also included in this business segment.
- *International Carrier Services.* This segment provides voice, data and capacity and infrastructure services to telecommunications operators worldwide.

The Group's head office and central functions are included for financial reporting purposes within the Fixed Line Services segment.

When a legal entity includes more than one segment, adjustments for inter-segment pricing are determined on an arm's length basis. Segment results, assets and liabilities include items attributable to a segment as well as those that can be allocated on a reasonable basis.

	Year ended 31 December 2002				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Inter-segment eliminations	Total
	EUR	EUR	EUR (In million)	EUR	EUR
Revenue	3.023	1.801	514	-	**5.338**
Intersegment revenue	165	275	111	-550	**0**
Total segment revenue	**3.188**	**2.075**	**625**	**-550**	**5.338**
Total segment result	**1.008**	**1.006**	**6**	**0**	**2.020**
Non-recurring revenue	113	972	-	-	**1.085**
Non-recurring expense	-764	-	-	-	**-764**
Operating income before depreciation and amortization	**357**	**1.978**	**6**	**0**	**2.341**
Depreciation and amortization	-593	-255	-11	-	**-859**
Operating income	**-236**	**1.723**	**-5**	**0**	**1.482**
Finance costs (net)					**-25**
Loss from enterprises accounted *for using the equity method*	-12	-	-	-	**-12**
Tax expense					**-203**
Minority interests					**-99**
t Income					**1.142**

	As of 31 December 2002				
	Fixed Line Services	Mobile Communication Services	International Carrier Services	Unallocated	Total
	EUR	EUR	EUR (In million)	EUR	EUR
Enterprises accounted for under the equity method	31	-	-	-	**31**
Segment assets	3.385	1.204	311	2.397	**7.298**
Segment liabilities	-956	-585	-273	-2.505	**-4.320**
Capital expenditure	367	165	34	-	**566**
Impairment losses recorded in the income statement					
- on intangible assets, property, plant & equipment (into segment result)	-9	-	-15	-	**-24**
- on other participating interests (into finance costs)	-10	-	-	-	**-10**

	Year ended 31 December 2003				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Inter-segment eliminations	Total
	EUR	EUR	EUR (In million)	EUR	EUR
venue	2.971	1.957	527	-	**5.454**
ersegment revenue	137	225	99	-461	**0**
Total segment revenue	**3.108**	**2.181**	**626**	**-461**	**5.454**
Total segment result	**1.109**	**1.113**	**28**	**0**	**2.250**
Non-recurring expense	-897	-	-	-	**-897**
Operating income before depreciation and amortization	**212**	**1.113**	**28**	**0**	**1.353**
Depreciation and amortization	-565	-196	-26	-	**-787**
Operating income	**-353**	**917**	**1**	**0**	**566**
Finance costs (net)					**-27**
Loss from enterprises accounted *for using the equity method*	-4	-	-	-	**-4**
Tax expense					**-208**
Minority interests					**-154**
Net income					**172**

As of 31 December 2003	Fixed Line Services	Mobile Communication Services	International Carrier Services	Unallocated	Total
	EUR	EUR	EUR (in million)	EUR	EUR
Enterprises accounted for under the equity method	27	-	-	-	**27**
Segment assets	3.084	1.160	243	1.522	**6.009**
Segment liabilities	-916	-576	-231	-1.738	**-3.461**
Capital expenditure	336	149	17	-	**502**
Impairment losses recorded in the income statement					
- *on intangible assets, property, plant & equipment (into segment result)*	-	-1	9	-	**8**
- *on consolidated companies (into segment result)*	-2	-	-	-	**-2**
- on other participating interests (into finance costs)	-55	-	-	-	**-55**

Year ended 31 December 2004	Fixed Line Services	Mobile Communications Services	International Carrier Services	Inter-segment eliminations	Total
	EUR	EUR	EUR (in million)	EUR	EUR
Revenue	2.938	2.046	557	0	**5.540**
Intersegment revenue	154	193	88	-435	**0**
Total segment revenue	**3.092**	**2.239**	**645**	**-435**	**5.540**
Total segment result	**1.257**	**1.135**	**2**	**0**	**2.394**
Non-recurring expense	-41	0	0	0	**-41**
Operating income before depreciation and amortization	**1.216**	**1.135**	**2**	**0**	**2.353**
Depreciation and amortization	-500	-227	-15	0	**-742**
Operating income	717	907	-13	0	**1.611**
Finance costs (net)					**-27**
Loss from enterprises accounted for using the equity method	-1	-	-	-	**-1**
Tax expense					**-508**
Minority interests					**-152**
Net income					**922**

As of 31 December 2004	Fixed Line Services	Mobile Communication Services	International Carrier Services	Unallocated	Total
	EUR	EUR	EUR (in million)	EUR	EUR
Enterprises accounted for under the equity method	26	-	-	-	**26**
Segment assets	2.807	1.130	242	1.189	**5.368**
Segment liabilities	-794	-406	-226	-1.721	**-3.145**
Capital expenditure	338	205	13	-	**556**
Impairment losses recorded in the income statement					
- on intangible assets, property, plant & equipment (into segment result)	0	0	-20		**-20**
- on consolidated companies (into segment result)	-1	-	-	-	**-1**
- on other participating interests (into finance costs)	-20	-	-	-	**-20**

Management examined the need for secondary segment information by geographical location and concluded that there are no significant geographical segments outside Belgium.

Note 40. Post balance sheet events

In January 2005, Belgacom SA sold to Securitas Direct International for EUR 50 million its 28% minority stake in Alert Services Holding SA via the exercise of its put option foreseen in the initial agreement with Securitas signed in April 2001.

In January 2005, Belgacom SA contributed the branch of activity of its International Carrier Services segment to its subsidiary Belgacom International Carrier Services SA (BICS) incorporated on 27 August 2004.

In February 2005, Belgacom has concluded a joint-venture agreement with Swisscom stipulating that Swisscom Fixnet AG will transfer all of her carrier activities in BICS in exchange of a stake of 28% in the capital of BICS.

In January 2005, Belgacom SA sold all shares of Belgacom Directory Services SA, a subsidiary of the Group, to Promedia SA for an amount of EUR 285 million.

On 24 February 2005, the Belgacom Board of Directors has decided to conduct a share buyback for a maximum amount of EUR 300 million and for a share price that must not be more than 5% above and 10% below the highest closing price in the thirty-day trading period preceding the transaction.

Note 41. Recent IFRS pronouncements

Belgacom does not early adopt any IASB standards or interpretations except IFRS 2 ("Share-based Payment") in 2004 and IFRS 1 ("First time Adoption of IFRS") in 2002 and 2003.




belgacom




				9	EUR		
NAT.	Date of the deposition	Nr.	PP.	B.	D.		C 1.

ANNUAL ACCOUNTS IN THOUSANDS OF EUROS

NAME : *BELGACOM*

Legal Form : *S.A. de droit public*

Address : *Boulevard Roi Albert II* Nr : *27* Box :

Postal Code : *1030* Municipality : *Bruxelles 3*

Register : *TR* Office of the commercial court at : *BRUSSEL* Nr. : *587163*

Internet address * : *http://www.belgacom.be*

V.A.T.- or national number **BE 202.239.951**

DATE **14 / 09 / 2004** of the deposition of the deed of partnership OR of the most recent document mentioning the date of publication of the deed of partnership and of the act alternating the articles of association.

ANNUAL ACCOUNTS approved by the General Meeting of **13 / 04 / 2005**

concerning the financial year covering the period from 01 / 01 / 2004 till 31 / 12 / 2004

Preceding period from 01 / 01 / 2003 till 31 / 12 / 2003

The amounts of the preceding financial year are identical to those which have been previously published : yes / ~~no~~ **

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) and position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

BELLENS Didier, CEO
Avenue Vercauteren 25, 1160 Bruxelles 16, BELGIUM
CEO

DILISSEN Theo, President
Dikkemeerweg 54, 1653 Dworp, BELGIUM
Chairman of the Board of Directors

(continued if need be on page C 1bis.)

Enclosed to these annual accounts : - the annual report **
- the auditor's report **

Total number of pages deposited : *30* Numbers of the pages of the standard form not deposited for not being of service:

Signature (name and position)
BELLENS Didier
CEO



Signature
* (name and position)
DILISSEN Theo
Chairman of the Board of Directors



* Optional statement.
** Delete where appropriate.

OCR2048

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continuation of page C 1)

CORNILLIE Johny, Director of Companies
Waterstraat 71, 8730 Beernem, BELGIUM
Director

DE BUYST Didier, Doctor- Engineer, Mediator, Professor UHL dept Architecture
Jan van Rijswijcklaan 202, 2020 Antwerpen, BELGIUM
Director

DUREZ Martine, Chief Financial and Accounting Officer, La Poste/De Post
Avenue Saint-Pierre 34, 7000 Mons, BELGIUM
Director

MOLL Michel , Chairman & CEO BRUFICOM S.A.
Avenue Franz Guillaume 33 B3,1140 Bruxelles, BELGIUM
Director

TOLLET Robert, Chairman Société Fédérale de Participation (SFP)
Avenue Jacques Pastur 148, 1140 Bruxelles, BELGIUM
Director

VAN BROEKHOVEN Norbert, Depute Director, Actima S.A.
Kloosterlaan 48, 3500 Hasselt, BELGIUM
Director

VAN de PERRE Paul, CEO Praxis in Management / 5 Financial Solutions
Stationlei 68, 1800 Vilvoorde, BELGIUM
Director

Representatives of shareholders other than the Belgian State:

CICO Carla, CEO Brasil Telecom
Rua Redentor, 73 Apto 401 22.421-030 Ipanema Rio de Janeiro/RJ, BRASIL
Director

DE SMEDT Pierre-Alain, Vice President & Chief Operating Officer Worldwide Renault S.A.
Bld d'Argenson 48, 92200 Neuilly sur Seine, FRANCE
Director

DOUTRELEPONT Carine, Partner Lawyer Uyttendaele, Gérard & Doutrelepont
Avenue Bois du Dimanche 21b, 1150 Bruxelles, BELGIUM
Director

HAMPTON Philip, Chairman Sainsbury,
Blakeney, Pennymead Rise – East Horsley, Surrey KT24 5AL, UNITED KINGDOM
Director

JACOBS Georges, Chairman of Board of Directors UCB S.A.
Poverstraat 5, 1785 Brussegem, BELGIUM
Director

LIPPENS Maurice, Chairman Fortis
Boslaan 43, 8300 Knokke-Heist, BELGIUM
Director

SHAFFER Oren G., Vice President & CFO Qwest Communications International Inc.
2409 5th Street, CO 80304 Boulder, UNITED STATES OF AMERICA
Director

VAN de VYVERE Philippe, Founder and CEO SEA-invest S.A.
Kasteellaan 44, 9921 Vinderhoute, BELGIUM
Director

VAN den BERGHE Lutgart, Executive-Director, Institute of Directors & Vlerick Leuven Gent Managment School
Sparrenstraat 7, 9950 Waarschoot, BELGIUM
Director

ERNST & YOUNG , Auditor's Office S.C.C. represented by L. Swolfs
Avenue Marcel Thiry 204, 1200 Bruxelles, BELGIUM
Chairman of the Board of Auditors
VAT number : BE 446.334.711
Number of membership with the institute of Auditors : B00160

LESAGE Romain, Councillor Auditor's Office
Tervuursesteenweg 465, 1982 Elewijt, BELGIUM
Auditor

RION Pierre , Councillor Auditor's Office
Rue N. Bouillon 41A, 5377 Sinsin, BELGIUM
Auditor

CALLENS , GUEVAR, VAN IMPE & CO Auditor's Office S.C.C. represented by H. Van Impe
Avenue de Tervuren 313, 1150 Bruxelles, BELGIUM
Auditor
VAT number : BE 461.812.644
Number of membership with the Institute of Auditors : B00327

- The managing board declares that no assignment neither on auditing nor adjusting has been given to a person who was not authorised by law, pursuant to art. 78 and 82 of the Law of 21st February 1985 concerning the reform of the audit of enterprises.

If there is not the appointment of an auditor, has either an engagement to audit or to adjust the annual accounts been assigned to a person who is a member of the Institute of Accountants or to an auditor ? NO

If YES, mention hereafter : name, first name, profession, residence-address of each external accountant or auditor and the number of membership with the Institute of Accountants or the Institute of Auditors and the nature of this engagement (A. Bookkeeping of the enterprise[1] ; B. Preparing the accounts [1] ; C. Auditing the accounts; D. Adjusting the accounts).

Name, first name, profession and residence-address	Number of membership	Code referring to the nature of the engagement (A, B, C and/or D)

[1] Optional disclosure

1. BALANCE SHEET

ASSETS

	Codes	Period	Preceding period
FIXED ASSETS	20/28	11 808 532	12 007 762
I. Formation expenses (note I)	20		
II. Intangible assets (note II)	21	137 131	152 351
III. Tangible assets (note III)	22/27	1 680 425	1 840 221
A. Land and buildings	22	233 855	256 643
B. Plant, machinery and equipment	23	1 254 360	1 376 526
C. Furniture and vehicles	24	29 009	30 879
D. Leasing and other similar rights	25	73 840	95 866
E. Other tangible assets	26	33 879	35 593
F. Assets under construction and advance payments	27	55 482	44 714
IV. Financial assets (notes IV and V)	28	9 990 976	10 015 190
A. Affiliated enterprises	280/1	9 911 069	9 931 310
1. Participating interests	280	9 911 069	9 931 310
2. Amounts receivable	281		
B. Other enterprises linked by participating interests	282/3	44 902	44 930
1. Participating interests	282	44 902	44 930
2. Amounts receivable	283		
C. Other financial assets	284/8	35 005	38 950
1. Shares	284	34 465	38 474
2. Amounts receivable and cash guarantees	285/8	540	476
CURRENT ASSETS	29/58	1 004 911	1 096 882
V. Amounts receivable after more than one year	29	3 469	4 187
A. Trade debtors	290		
B. Other amounts receivable	291	3 469	4 187
VI. Stocks and contracts in progress	3	39 887	39 085
A. Stocks	30/36	39 781	38 913
1. Raw materials and consumables	30/31	24 533	23 522
2. Work in progress	32	116	182
3. Finished goods	33		
4. Goods purchased for resale	34	15 132	15 209
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36		
B. Contracts in progress	37	106	172
VII. Amounts receivable within one year	40/41	660 909	678 824
A. Trade debtors	40	642 574	643 889
B. Other amounts receivable	41	18 335	34 935
VIII. Investments (notes V and VI)	50/53	278 877	352 197
A. Own shares	50	271 361	325 000
B. Other investments and deposits	51/53	7 516	27 197
IX. Cash at bank and in hand	54/58	10 048	7 532
X. Deferred charges and accrued income (note VII)	490/1	11 721	15 057
TOTAL ASSETS	20/58	12 813 443	13 104 644

V.A.T.	BE 202.239.951		C 3

LIABILITIES	Codes	Period	Preceding period
CAPITAL AND RESERVES	10/15	4 964 220	6 062 799
I. Capital (note VIII)	10	1 000 000	1 000 000
A. Issued capital	100	1 000 000	1 000 000
B. Uncalled capital (-)	101		
II. Share premium account	11		
III. Revaluation surplus	12		
IV. Reserves	13	3 963 871	5 062 344
A. Legal reserve	130	100 000	100 000
B. Reserves not available for distribution	131	292 792	325 000
1. In respect of own shares held	1310	292 792	325 000
2. Other	1311		
C. Untaxed reserves	132	16 697	4 357
D. Reserves available for distribution	133	3 554 382	4 632 987
V. Profit carried forward	140		
Loss carried forward (-)	141		
VI. Investment grants	15	349	455
PROVISIONS AND DEFERRED TAXATION	16	858 702	962 319
VII. A. Provisions for liabilities and charges	160/5	852 168	962 085
1. Pensions and similar obligations	160		
2. Taxation	161		
3. Major repairs and maintenance	162		
4. Other liabilities and charges (note IX)	163/5	852 168	962 085
B. Deferred taxation	168	6 534	234
CREDITORS	17/49	6 990 521	6 079 526
VIII. Amounts payable after more than one year (note X)	17	3 612 141	1 724 274
A. Financial debts	170/4	3 611 491	1 723 400
1. Subordinated loans	170		
2. Unsubordinated debentures	171	217 193	242 367
3. Leasing and other similar obligations	172		
4. Credit institutions	173	3 035 746	1 450 333
5. Other loans	174	358 552	30 700
B. Trade debts	175		
1. Suppliers	1750		
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9	650	874
IX. Amounts payable within one year (note X)	42/48	3 214 186	4 228 366
A. Current portion of amounts payable after more than one year	42	870 460	475 921
B. Financial debts	43	849 143	2 512 722
1. Credit institutions	430/8	849 143	2 354 463
2. Other loans	439		158 259
C. Trade debts	44	618 585	646 390
1. Suppliers	440/4	618 585	646 390
2. Bills of exchange payable	441		
D. Advances received on contracts in progress	46	23 530	21 197
E. Taxes, remuneration and social security	45	140 338	137 668
1. Taxes	450/3	18 614	22 570
2. Remuneration and social security	454/9	121 724	115 098
F. Other amounts payable	47/48	712 130	434 468
X. Accrued charges and deferred income (note XI)	492/3	164 194	126 886
TOTAL LIABILITIES	10/49	12 813 443	13 104 644

V.A.T.	BE 202.239.951	C 4.

2. INCOME STATEMENT
(presentation in vertical form)

	Codes	Period	Preceding period
I. Operating income	70/74	3 713 415	3 713 697
A. Turnover (note XII, A)	70	3 524 769	3 557 070
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71	(132)	(700)
C. Own construction capitalised	72	123 827	118 934
D. Other operating income (note XII, B)	74	64 951	38 393
II. Operating charges (-)	60/64	(2 970 744)	(3 235 990)
A. Raw materials, consumables and goods for resale	60	165 216	180 463
1. Purchases	600/8	170 395	175 255
2. Increase (-); Decrease (+) in stocks	609	(5 179)	5 208
B. Services and other goods	61	1 522 083	1 538 151
C. Remuneration, social security costs and pensions (note XII, C2)	62	784 043	956 139
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets.	630	494 957	537 229
E. Increase (+) ; Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4	(2 402)	(782)
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7	(20 959)	(7 285)
G. Other operating charges (note XII, F)	640/8	27 806	32 075
H. Operating charges capitalised as reorganization costs (-)	649		
III. Operating profit (+)	70/64	742 671	477 707
Operating loss (-)	64/70		
IV. Financial income	75	88 260	151 017
A. Income from financial fixed assets	750	61 237	115 087
B. Income from current assets	751	2 910	2 915
C. Other financial income (note XIII, A)	752/9	24 113	33 015
V. Financial charges (-)	65	(219 134)	(170 218)
A. Interest and other debt charges (notes XIII, B and C)	650	184 598	130 813
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (note XIII, D)	651	(29)	236
C. Other financial charges (note XIII, E)	652/9	34 565	39 169
VI. Profit on ordinary activities before taxes (+)	70/65	611 797	458 506
Loss on ordinary activities before taxes (-)	65/70		

2. **INCOME STATEMENT** *(continued)*
(presentation in vertical form)

	Codes	Period	Preceding period
VI. Profit on ordinary activities before taxes (+)	(70/65)	611 797	458 506
Loss on ordinary activities before taxes (-)	(65/70)		
VII. Exceptionnel income	76	31 571	5 980 763
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761	441	11 028
C. Adjustments to provisions for extraordinary liabilities and charges	762	4 600	16 795
D. Gain on disposal of fixed assets	763	26 383	5 952 690
E. Other exceptionnel income (note XIV, A)	764/9	147	250
VIII. Extraordinary charges (-)	66	(94 797)	(1 566 205)
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660		
B. Amounts written off financial fixed assets	661	21 854	118 312
C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	662	(84 359)	(80 096)
D. Loss on disposal of fixed assets	663		
E. Other extraordinary charges (note XIV, B)	664/8	157 302	1 527 989
F. Extraordinary charges capitalised as reorganization costs (-)	669		
IX. Profits for the period before taxes (+)	70/66	548 571	4 873 064
Loss for the period before taxes (-)	66/70		
IXbis. A. Transfer from deferred taxation (+)	780	55	73 746
B. Transfer to deferred taxation (-)	680	(6 355)	
X. Income taxes (-) (+)	67/77	1 763	(4 002)
A. Income taxes (note XV) (-)	670/3	(14)	(6 012)
B. Adjustment of income taxes and write-back of tax provisions	77	1 777	2 010
XI. Profit for the period (+)	70/67	544 034	4 942 808
Loss for the period (-)	67/70		
XII. Transfer from untaxed reserve (+)	789		143 154
Transfer to untaxed reserve (-)	689	(12 341)	
XIII. Profit for the period available for appropriation (+)	(70/68)	531 693	5 085 962
Loss for the period available for appropriation (-)	(68/70)		

APPROPRIATION ACCOUNT

	Codes	Period	Preceding period
A. Profit to be appropriated	70/69	531.693	5.085.962
Loss to be appropriated (-)	69/70		
1. Profit for the period available for appropriation	70/68	531.693	5.085.962
Loss for the period available for appropriation (-)	68/70		
2. Profit brought forward	790		
Loss brought forward (-)	690		
B. Transfers from capital and reserves	791/2	195.736	
1. from capital and share premium account	791		
2. from reserves	792	195.736	
C. Transfers to capital and reserves (-)	691/2	(21.431)	(4.663.930)
1. to capital and share premium account	691		
2. to legal reserve	6920		
3. to other reserves	6921	21.431	4.663.930
D. Result to be carried forward			
1. Profit to be carried forward (-)	693		
2. Loss to be carried forward	793		
E. Shareholders' contribution in respect of losses	794		
F. Distribution of profit (-)	694/6	(705.998)	(422.032)
1. Dividends	694	678.569	395.000
2. Directors' emoluments	695		32
3. Other allocations	696	27.429	27.000

3. NOTES

	Codes	Amounts
I. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)		
Net book value at the end of the preceding period	8001	
Movements during the period :		
. New expenses incurred	8002	
. Depreciation (-)	8003	
. Other (+)(-)	8004	
Net book value at the end of the period	8005	
Detailing : - Expenses of formation or capital increase, loan issue expenses and other formation expenses	200/2	
- Reorganization costs	204	

II. STATEMENT OF INTANGIBLE ASSETS (heading 21 of assets)

	Codes	1. Research and development expenses	2. Concessions, patents, licences, a.o.
a) ACQUISITION COST			
At the end of the preceding period	801		255.987
Movements during the period :			
. Acquisitions, including produced fixed assets	802		24.421
. Sales and disposals (-)	803		(385)
. Transfers from one heading to another (+)(-)	804		37.403
At the end of the period	805		317 426
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN			
At the end of the preceding period	806		196.503
Movements during the period :			
. Recorded	807		33.999
. Written back as superfluous (-)	808		
. Acquisitions from third parties	809		
. Written down after sales and disposals (-)	810		(385)
. Transfers from one heading to another (+)(-)	811		19.873
At the end of the period	812		249 990
d) NET BOOK VALUE AT THE END OF THE PERIOD (a) - (c)	813		67 436

	Codes	3. Goodwill	4. Advance payments
a) ACQUISITION COST			
At the end of the preceding period	801	115.860	
Movements during the period :			
. Acquisitions, including produced fixed assets	802		
. Sales and disposals (-)	803		
. Transfers from one heading to another (+)(-)	804		
At the end of the period	805	115 860	
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN			
At the end of the preceding period	806	22.993	
Movements during the period :			
. Recorded	807	23.172	
. Written back as superfluous (-)	808		
. Acquisitions form third parties	809		
. Written down after sales and disposals (-)	810		
. Transfers from one heading to another (+)(-)	811		
At the end of the period	812	46 165	
d) NET BOOK VALUE AT THE END OF THE PERIOD (a) - (c)	813	69 695	

V.A.T.	BE 202.239.951

C 8.

III. STATEMENT OF TANGIBLE FIXED ASSETS
(headings 22/27 of assets)

	Codes	1. Land and buildings *(heading 22)*	2. Plant,machinery and equipment *(heading 23)*	3. Furniture and vehicles *(heading 24)*
a) ACQUISITION COST				
At the end of the preceding period	815	403.798	7.501.185	166.985
Movements during the period :				
. Acquisitions, including produced fixed assets	816	1.524	185.217	12.208
. Sales and disposals (-)	817	(48.852)	(330.680)	(39.925)
. Transfers from one heading to another (+)(-)	818	(513)	73.775	21
At the end of the period	819	355 957	7 429 497	139 289
b) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826	147.156	6.124.659	136.106
Movements during the period :				
. Recorded	827	9.539	379.430	14.062
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830	(34.504)	(330.210)	(39.911)
. Transfers from one heading to another (+)(-)	831	(89)	1.258	23
At the end of the period	832	122 102	6 175 137	110 280
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833	233 855	1 254 360	29 009

	Codes	4. Leasing and other similar rights *(heading 25)*	5. Other tangible assets *(heading 26)*	6. Assets under construction and advance payments *(heading 27)*
a) ACQUISITION COST				
At the end of the preceding period	815	220.259	99.011	65.395
Movements during the period :				
. Acquisitions, including produced fixed assets	816		8.729	102.851
. Sales and disposals (-)	817		(4.140)	
. Transfers from one heading to another (+)(-)	818		385	(111.071)
At the end of the period	819	220 259	103 985	57 175
b) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
c) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826	124.393	63.417	20.681
Movements during the period :				
. Recorded	827	22.026	10.561	2.168
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830		(3.963)	
. Transfers from one heading to another (+)(-)	831		91	(21.156)
At the end of the period	832	146 419	70 106	1 693
d) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833	73 840	33 879	55 482
Whereof : . land and buildings	250			
. plant, machinery and equipment	251	73.840		
. furniture and vehicles	252			

IV. STATEMENT OF FINANCIAL FIXED ASSETS (heading 28 of assets)

	Codes	Enterprises		
		1. affiliated	2. with participation link	3. others
1. Participating interests and shares		(heading 280)	(heading 282)	(heading 284)
a) **ACQUISITION COST**				
At the end of the preceding period	835	10 960 642	54 456	48 405
Movements during the period :				
. Acquisitions	836	6 062	2	
. Sales and disposals (-)	837	(6 830)	(1 602)	(6 455)
. Transfers from one heading to another (+)(-)	838			
At the end of the period	839	10 959 874	52 856	41 950
b) **REVALUATION SURPLUSES**				
At the end of the preceding period	840			
Movements during the period :				
. Recorded	841			
. Acquisitions from third parties	842			
. Reversals (-)	843			
. Transfers from one heading to another (+)(-)	844			
At the end of the period	845			
c) **DEPRECIATION AND AMOUNTS WRITTEN DOWN**				
At the end of the preceding period	846	1 024 072	9 423	9 611
Movements during the period :				
. Recorded	847	20 000	105	
. Written back as superfluous (-)	848		(287)	(154)
. Acquisitions from third parties	849			
. Written down after sales and disposals (-)	850	(1 500)	(1 315)	(1 972)
. Transfers from one heading to another (+)(-)	851			
At the end of the period	852	1 042 572	7 926	7 485
d) **UNCALLED AMOUNTS**				
At the end of the preceding period	853	5 258	103	322
Movements during the period (+)(-)	854	975	(75)	(322)
At the end of the period	855	6 233	28	
NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)-(d)	856	9 911 069	44 902	34 465
2. Amounts receivable		(heading 281)	(heading 283)	(heading 285/8)
NET BOOK VALUE AT THE END OF THE PRECEDING PERIOD	857			476
Movements during the period :				
. Additions	858	1 647	102	751
. Reimbursements (-)	859			(687)
. Value adjustment entries (-)	860	(1 647)	(102)	
. Reversed value adjustments	861			
. Exchange differences (+)(-)	862			
. Other (+)(-)	863			
NET BOOK VALUE AT THE END OF THE PERIOD	864			540
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	865	53 827	102	

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
PLC Expercom Belgium *Boulevard Roi Albert II 27* *1030 Bruxelles 3, BELGIUM* *BE 438.731.394*	*460 000*	*100,00*		*31/12/2003*	*EUR*	*9 203*	*3 285*
PLC European Teleport *[illegible]e de la religion 10* *[illegible]00 Nivelles, BELGIUM* *BE 449.756.633*	*2 550*	*51,00*		*31/12/2003*	*EUR*	*143*	*(127)*
PLC Belgacom Directory Services *Boulevard Roi Albert II 27* *1030 Bruxelles 3, BELGIUM* *BE 453.640.492*	*801 250*	*100,00*		*31/12/2003*	*EUR*	*92 007*	*18 730*
Zenith Telecom *Vernadsky Prospect 82* *117571 Moskau, RUSSIA*	*155*	*15,50*		*31/12/2003*	*RUR*	*1 042*	*(978)*
PLC Belgacom Finance *Avenue de la Gare 65* *[illegible]1 Luxembourg, LUXEMBURG*	*498 565*	*98,99*		*31/12/2003*	*EUR*	*517 640*	*11 458*
PLC Belgacom Services *Boulevard Roi Albert II 27* *1030 Bruxelles 3, BELGIUM* *BE 459.234.028*	*104 785 322*	*99,80*	*0,20*	*31/12/2003*	*EUR*	*2 909 039*	*121 187*
PLC FINBEL RE *Avenue de la Gare 65* *1611 Luxembourg, LUXEMBURG*	*2 999*	*99,97*	*0,03*	*31/12/2003*	*EUR*	*7 437*	

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by the enterprise (directly) Number	the enterprise (directly) %	subsidiaries %	Annual accounts	Currency	Capital and reserves (+) or (-) (in thousands of monetary units)	Net result (+) or (-) (in thousands of monetary units)
PLC ALERT SERVICES HOLDING *Sint-Lendriksborre 3* *1120 Neder-Over-Heembeek, BELGIUM* *BE 461.466.414*	1 771 750	28,00		31/12/2003	EUR	134 468	(99)
PLC Wallonie Intranet *Marie-Henriette 60* *5000 Namur, BELGIUM* *BE 464.163.014*	6 088 424	100,00		31/12/2003	EUR	3 363	(4 328)
TRITONE Telecom B.V. *Boulevard Roi Albert II 27* *1030 Bruxelles 3, BELGIUM*	13 800	100,00		31/12/2003	EUR	(63 460)	(4 147)
Belgacom Nederland B.V. *Oranjeplein 10* *6224 Maastricht, HOLLAND*	48 858	100,00		31/12/2003	EUR	5 333	239
Belgacom Deutschland G.M.B.H. *Albert Einsteinstrasse 34* *[illegible]22 Rödermark, GERMANY*	1	100,00		31/12/2003	EUR	6 250	301
Belgacom UK Ltd *Becket House Lambeth Palace Road 1* *SE17EU LONDON, UNITED KINGDOM*	2 950 000	100,00		31/12/2003	GBP	3 194	107
Belgacom Inc *1209 Orange street* *19801 Wilmington, Delaware, UNITED STATES OF AMERICA*	500	100,00		31/12/2003	USD	561	2

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
PLC AR CC Turnhoutse baan 186 2140 Borgerhout (Antwerpen), BELGIUM BE 463.739.578	30	30,00		31/12/2003	EUR	585	(88)
Belgacom Asia Pte Ltd [illegible]ffles Place, 80 58-01 [illegible]8624 Singapore, SINGAPORE	1 892 000	100,00		31/12/2003	SGD	2 221	81
PLC Belgacom Portugal Edificio Monumental Av Praia de Vitoria 71A Box 11 1649-006 Lisboa, PORTUGAL	150 000	100,00		31/12/2003	EUR	199	21
Belgacom Italy SRL Via Cornaggia - Carlo Ottavio 10 20123 Milano, ITALY	1	100,00		31/12/2003	EUR	270	37
Belgacom Austria GMBH [illegible]gramer Strasse 19 [illegible]220 Wien, AUSTRIA	1	100,00		31/12/2003	EUR	274	10
Belgacom Spain SL Raimundo Fernandez Villaverde 65 28003 Madrid, SPAIN	320 039	100,00		31/12/2003	EUR	368	12
Belgacom Sweden Ab Drottninggatan 30 S-41114 Göteborg, SWEDEN	23 000	100,00		31/12/2003	SEK	2 387	43

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Belgacom Japan KK *9th floor, Nagata-cho 2-chome 13-10* *100-0014 Tokyo, JAPAN*	*200*	*100,00*		*31/12/2003*	*JPY*	*(17 317)*	*64 146*
PLC Infosources *[illegible]ce de la Défense 4* *92800 Puteaux, FRANCE*	*128 018 325*	*100,00*		*31/12/2003*	*EUR*	*29 873*	*982*
PLC Digital Age Design (DAD) *rue Colonel Bourg 105A* *1140 Bruxelles 14, BELGIUM* *BE 456.630.072*	*6 537*	*85,01*		*31/12/2003*	*EUR*	*1 402*	*71*
PLC Citius *Boulevard Roi Albert II 27* *1030 Bruxelles 3, BELGIUM* *BE 458.333.512*	*7 418 662*	*100,00*		*31/12/2003*	*EUR*	*139 237*	*(60 057)*
PLC Streamcase *[illegible]levard Roi Albert II 27* *[illegible]0 Bruxelles 3, BELGIUM* *BE 471.547.781*	*2 000*	*100,00*		*31/12/2003*	*EUR*	*(246)*	*(512)*
PLC M-Brussels Invest *rue des Palais 42-44* *1030 Bruxelles 3, BELGIUM* *BE 473.711.178*	*40 000*	*33,33*		*31/12/2003*	*EUR*	*3 315*	*(2 261)*
Belgacom Switzerland AG *Bleicherweg 21* *8022 Zurich, SWITZERLAND*	*380*	*100,00*		*31/12/2003*	*CHF*	*387*	*7*

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Belgacom China Ltd *11/F Tower 2, The Gateway 25-27 Canton Road Kowloon Hong Kong, CHINA*	*199 999*	*99,99*	*0,01*	*31/12/2003*	*HKD*	*1 533*	*(321)*
[illegible] Belgacom Presence *Avenue Kleder 112 75116 Paris, FRANCE*	*218 919*	*100,00*		*31/12/2003*	*EUR*	*8 669*	*458*
PLC Belgacom Skynet *Rue Carli 2 1140 Evere, BELGIUM BE 460.102.672*	*667 724*	*99,99*	*0,01*	*31/12/2003*	*EUR*	*76 156*	*74 715*
PLC Certipost *Centre monnaie 1000 Bruxelles 1, BELGIUM BE 475.396.406*	*3 720*	*50,00*		*31/12/2003*	*EUR*	*8 380*	*(10 918)*
PLC Connectimo *Boulevard Roi Albert II 27 1030 Bruxelles 3, BELGIUM BE 477.931.965*	*4 865 300*	*100,00*		*31/12/2003*	*EUR*	*506 697*	*20 167*
PLC Info2clear *Avenue Joseph Wybran 40 1040 Bruxelles 4, BELGIUM BE 463.236.366*	*1 058 196*	*25,31*		*31/12/2003*	*EUR*	*805*	*(955)*
PLC Belgacom Opal *Boulevard Roi Albert II 27 1030 Bruxelles 3, BELGIUM*	*620*	*100,00*		*/ /*			

V. A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

List of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), and other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount of at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in thousands of monetary units)	
Belgacom Invest SARL *Avenue de la Gare 65* *1611 Luxembourg, LUXEMBURG*	*60 000 125*	*100,00*		*/ /*			
PLC ***Belgacom International Carrier Services*** *Boulevard Roi Albert II 27* *1030 Bruxelles 3, BELGIUM* *BE 866.977.981*	*620*	*100,00*		*/ /*			

VI. INVESTMENTS : OTHER INVESTMENTS AND DEPOSITS (heading 51/53 of assets)

	Codes	Period	Preceding period
Shares	51		1 142
Book value increased with the uncalled amount	8681		1 142
Uncalled amount (-)	8682		
Fixed income securities	52		
issued by credit institutions	8684		
Term deposits with credits institutions	53	7 516	26 055
falling due :			
. less or equal to one month	8686	7 516	26 055
. between one month and one year	8687		
. over one year	8688		
Other investments not yet shown seperately	8689		

VII. DEFERRED CHARGES AND ACCRUED INCOME

	Period
Analysis of heading 490/1 of assets if the amount is significant.	
Deferred charges	11 111
Accrued income	610

VIII. STATEMENT OF CAPITAL

	Codes	Amounts	Number of shares
A. CAPITAL			
1. Issued capital (heading 100 of liabilities)			
- At the end of the preceding period	8700	1 000 000	xxxxxxxxxxxxxxxxxxxx
- Changes during the period :			
- At the end of the period	8701	1 000 000	xxxxxxxxxxxxxxxxxxxx
2. Structure of the capital			
2.1. Different categories of shares			
Bearer shares without specification of nominal value		1 000 000	361 775 135
2.2. Registered shares and bearer shares			
Registered	8702	xxxxxxxxxxxxxxxxxxxx	
Bearer	8703	xxxxxxxxxxxxxxxxxxxx	361 775 135

VIII. STATEMENT OF CAPITAL (continued)

B. UNPAID CAPITAL

	Codes	1. Uncalled capital (heading 101)	2. Called, but unpaid amount
Shareholders having yet to pay up in full			
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
....		....	....
(continued if need be on page)			
TOTAL	871		

	Codes	1. Amount of capital	2. Number of shares
C. OWN SHARES held by			
- the company itself	872	30 616	11 075 964
- its subsidiaries	873		
D. COMMITMENTS TO ISSUE SHARES			
1. Following the exercising of CONVERSION RIGHTS			
. Amount of outstanding convertible loans	8740		
. Amount of capital to be issued	8741		
. Maximum number of shares to be issued	8742		
2. Following the exercising of SUBSCRIPTION RIGHTS			
. Number of outstanding subscription rights	8745		
. Amount of capital to be issued	8746		
. Maximum number of shares to be issued	8747		
E. AMOUNT OF AUTHORIZED CAPITAL, NOT ISSUED	8751	200 000	

	Codes	1. Number of shares	2. Voting right attached thereto
F. SHARES ISSUED, NOT REPRESENTING CAPITAL	876		
Whereof : - held by the company itself	877		
- held by its subsidiaries	878		

G. STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AT YEAR-END CLOSING DATE, as it appears from the **statements received by the enterprise :** see page 25

IX. PROVISIONS FOR OTHER LIABILITIES AND CHARGES

Analysis of heading 163/5 of liabilities if the amount is material.	Period
Provisions for external projects	33 826
Provisions for restructuration of Belgacom (PTS and BeST)	561 520
Provisions for interest to be paid due to industrial accidents	48 931
Provisions for social benefits	146 094

X. STATEMENT OF AMOUNTS PAYABLE

A. ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	Codes	AMOUNTS PAYABLE CURRENT PORTION		
		1. not more than one year (heading 42)	2. between one and five years (heading 17)	3. over five years (heading 17)
Financial debts	880	870 460	3 348 648	262 843
1. Subordinated loans	881			
2. Unsubordinated debentures	882	25 174		217 193
3. Leasing and other similar obligations	883			
4. Credit institutions	884	814 586	2 990 096	45 650
5. Other loans	885	30 700	358 552	
Trade debts	886			
1. Suppliers	887			
2. Bills of exchange payable	888			
Advances received on contracts in progress	889			
Other amounts payable	890		650	
TOTAL	891	870 460	3 349 298	262 843

B. AMOUNTS PAYABLE
(headings 17 and 42/48 of liabilities)

	Codes	AMOUNTS PAYABLE (OR THE PORTION THEREOF) GUARANTEED BY	
		1. Belgian public authorities	**2. Real guarantees** given or irrevocably promised by the enterprise on its own assets
Financial debts	892		
1. Subordinated loans	893		
2. Unsubordinated debentures	894		
3. Leasing and other similar obligations	895		
4. Credit institutions	896		
5. Other loans	897		
Trade debts	898		
1. Suppliers	899		
2. Bills of exchange payable	900		
Advances received on contracts in progress	901		
Taxes, remuneration and social security	902		
1. Taxes	903	xxxxxxxxxxxxxxxxxxx	
2. Remuneration and social security	904		
Other amounts payable	905		
TOTAL	906		

C. AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY

	Codes	Period
1. **Taxes** (heading 450/3 of the liabilities)		
a) **Expired** taxes payable	9072	
b) Non expired taxes payable	9073	18 614
c) Estimated taxes payable	450	
2. **Remuneration and social security** (heading 454/9 of liabilities)		
a) Amounts **due** to National Office of Social Security	9076	
b) Other amounts payable relating to remuneration and social security	9077	121 724

XI. ACCRUED CHARGES AND DEFERRED INCOME

	Period
Analysis of the heading 492/3 of liabilities if the amount is material.	
Divided and not yet expired interests on loans	97.121
Billed rights invoiced for subsequent periods	50.857
Interests to be carried forward	4.142
Accrued charges, holidays not taken end 2004	9.616

XII. OPERATING RESULTS

A. NET TURNOVER (heading 70)

Broken down by categories of activity and into geographical markets and **given as annexe to the standard form**, insofar as, taking account of the manner in which the sale of products and the provision of services falling within the enterprise's ordinary activities are organized, these categories and markets differ substantially one from another.

	Codes	Period	Preceding period
B. OTHER OPERATING INCOME (heading 74)			
Whereof: the total amount of subsidies and compensatory amounts obtained from public authorities	740		
C1. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER			
a) Total number at the closing date	9086	15.569	16.042
b) Average number of employees in full-time equivalents	9087	15.160,5	15.957,2
c) Number of actual working hours	9088	22.654.689	23.904.475
C2. PERSONNEL CHARGES (heading 62)			
a) Remuneration and direct social benefits	620	627.927	662.295
b) Employers' contribution for social security	621	126.522	103.849
c) Employers' premium for extra statutory insurance	622	15.920	7.723
d) Other personnel charges	623	13.674	6.268
e) Pensions	624		176.004
C3. PROVISIONS FOR PENSIONS (included in heading 635/7)			
Increase (+); decrease (-)	635		
D. AMOUNTS WRITTEN OFF (heading 631/4)			
1. Stocks and contracts in progress			
. recorded	9110	4.433	6.022
. write back (-)	9111	(4.264)	(9.024)
2. Trade debtors			
. recorded	9112	65.264	117.947
. write back (-)	9113	(67.835)	(115.727)
E. PROVISIONS FOR LIABILITIES AND CHARGES (heading 635/7)			
Increases	9115	30.257	14.583
Decreases (-)	9116	(51.216)	(21.868)
F. OTHER OPERATING CHARGES (heading 640/8)			
Taxes related to operations	640	14.189	18.842
Other charges	641/8	13.617	13.233
G. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE			
1. Total number at the closing date	9096	55	45
2. Average number of employees in full-time equivalents	9097	74,5	66,5
Number of actual working hours	9098	111.355	99.645
Charges to the enterprise	617	2.116	2.175

XIII. FINANCIAL RESULTS

	Codes	Period	Preceding period
A. OTHER FINANCIAL INCOME (heading 752/9)			
Amount of subsidies granted by public authorities, credited to income for the period			
- capital subsidies	9125	106	65
- interest subsidies	9126		
Detail of other financial income classified under this heading, if material.			
Exchange profit		12 780	18 354
Financial income from IRS		8 362	12 518
B. AMOUNTS WRITTEN DOWN LOAN ISSUE EXPENSES AND REIMBURSEMENT PREMIUMS	6501		
C. CAPITALISED INTERESTS	6503		
D. VALUE ADJUSTMENTS TO CURRENT ASSETS (heading 651)			
Entries	6510	7	534
Reversals (-)	6511	(36)	(298)
E. OTHER FINANCIAL CHARGES (heading 652/9)			
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653		
PROVISIONS OF A FINANCIAL NATURE :			
. formed	6560		
. used and reversed (-)	6561		
Analysis of other charges included under this heading, if material.			
Exchange losses (realized and unrealized)		16 078	19 408
Interests on IRS		13 903	16 177

XIV. EXTRAORDINARY RESULTS

	Codes	Period
A. Analysis of OTHER EXCEPTIONNEL INCOME (heading 764/9), **if material.**		
B. Analysis of OTHER EXTRAORDINARY CHARGES (heading 664/8), **if material.**		
Real cost PTS (Provisions recorded in heading 662)		47 813
Real cost BeST (Provisions recorded in heading 662)		86 953
Real cost social benefits (Provisions recorded in heading 662)		13 361
Real cost external projects		7 174

XV. INCOME TAXES

	Codes	Period
A. ANALYSIS OF HEADING 670/3		
1. Income taxes of the current period :	9134	9
a. Taxes and withholding taxes due or paid	9135	9
b. Excess of income tax prepayments and withholding taxes capitalised (-)	9136	
c. Estimated additional charges for income taxes (included in heading 450/3 of liabilities)	9137	
2. Income taxes on previous periods :	9138	5
a. Additional charges for income taxes due or paid	9139	5
b. Additional charges for income taxes (included in heading 450/3 of liabilities) estimated or provided for (included in heading 161 of liabilities)	9140	

XV. INCOME TAXES (continued)

B. IN SO FAR AS TAXES OF THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES as stated in the annual accounts and **THE ESTIMATED TAXABLE PROFIT** the main source for such differences with special mention of timing differences.

	Period
See C.27	

C. AN INDICATION OF THE EFFECT OF EXTRAORDINARY RESULTS ON THE AMOUNT OF INCOME TAXES RELATING TO THE CURRENT PERIOD

See C.27

	Codes	Period
D. STATUS OF DEFERRED TAXES (to the extent that it is important for the purpose of assessing the financial position of the enterprise)		
1. Beneficial deferred taxes	9141	*1.226.845*
- Accumulated tax losses deductible from future taxable profits	9142	*1.226.845*
2. Deferred taxes	9144	

XVI. OTHER TAXES AND TAXES BORNE BY THIRD PARTIES

	Codes	Period	Preceding period
A. The total amount of value added tax, turnover taxes and special taxes charged during the period :			
1. to the enterprise (deductible)	9145	*345.042*	*346.559*
2. by the enterprise	9146	*738.159*	*719.449*
B. Amounts retained on behalf of third parties for :			
1. payroll withholding taxes	9147	*217.833*	*222.389*
2. withholding taxes on investment income	9148		

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET

	Codes	Period
Personal guarantees, given or irrevocably promised by the enterprise, as security parties' debts or commitments	9149	*437.346*
Whereof :		
. Outstanding bills of exchange endorsed by the enterprise	9150	
. Bills drawn or guaranteed by the enterprise and other parties' debts	9151	
. Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	*437.346*

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET (continued)

Real guarantees, given or irrevocably promised by the enterprise on its own assets	Codes	Period – as security of debts and commitments: 1. from the enterprise	Period – as security of debts and commitments: 2. from third parties
. Mortgages :			
. . book value of the immovable properties mortgaged	916		
. . amount of the registration	917		
. Pledges of business :			
. . amount of the registration	918		
. Pledges (including property reserve) of other assets			
. . book value of assets so pledged	919		
. Guarantees on future assets :			
. . amount of assets concerned	920		

	Codes	Period
Goods and values, not disclosed in the balance sheet, held by third parties in their own name but at risk to and for the benefit of the enterprise :		
Substantial commitments to acquire fixed assets		
To acquire tangible and intangible assets		*24.355*
Substantial commitments to dispose of fixed assets		
Amount of forward contracts:		
. Goods purchased (to be received)	9213	
. Goods sold (to be delivered)	9214	
. Currencies purchased (to be received)	9215	*242.367*
. Currencies sold (to be delivered)	9216	*242.367*

Commitments relating to technical guarantees, in respect of sales or services

(continued if need be on page)

Information concerning important litigation and other commitments

(continued if need be on page)

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET (continued)

If there is a supplement retirement or survivors' pension plan in favor of the personnel or the executives of the enterprise, a brief description of such plan and of the measures taken by the enterprise to cover the resulting charges

	Code	Period
Pensions funded by the enterprise :		
. estimated amount of its commitments resulting from past services	9220	*40.095*

. methods of estimation

see C.28

XVIII. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS :

see page C 20.

XIX. FINANCIAL RELATIONSHIPS WITH

A. DIRECTORS AND MANAGERS

B. INDIVIDUALS OR CORPORATE BODIES WHO CONTROLL THE ENTERPRISE DIRECTLY OR INDIRECTLY BUT WHO ARE NOT AFFILIATED ENTERPRISES

C. OTHER ENTERPRISES CONTROLLED DIRECTLY OR INDIRECTLY BY THE SUB B. MENTIONED PERSONS

	Codes	Period
1. Amounts receivable from them	9500	
2. Amount of guarantees given on their behalf	9501	
3. Other significant commitments undertaken in their favour	9502	

Main conditions concerning the headings 9500, 9501 and 9502.

	Codes	Period
4. The amount of direct and indirect remuneration and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person:		
- to the directors and managers	9503	
- to the past directors and past managers	9504	

XVIII. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Codes	1. AFFILIATED ENTERPRISES		2. ENTERPRISES LINKED BY PARTICIPATION	
		Period	Preceding period	Period	Preceding period
1. FINANCIAL FIXED ASSETS	925	9 911 069	9 931 310	44 902	44 930
investments	926	9 911 069	9 931 310	44 902	44 930
amounts receivable :					
subordinated	927				
others	928				
2. AMOUNTS RECEIVABLE	929	92 391	67 505	21	24
after one year	930	1 090	1 102		
within one year	931	91 301	66 403	21	24
3. CURRENT INVESTMENTS	932	4 212	15 868		
●res	933				
●ount receivable	934	4 212	15 868		
4. AMOUNT PAYABLE	935	5 278 420	4 466 735	379	87
after one year	936	3 394 298	1 481 033		
within one year	937	1 884 122	2 985 702	379	87

	Codes	AFFILIATED ENTERPRISES	
		Period	Preceding period
5. - PERSONAL AND REAL GUARANTEES, given or irrevocably promised by the enterprise, as security of debts or commitments of affiliated enterprises	9381	113 619	213 740
- PERSONAL AND REAL GUARANTEES, given or irrevocably promised by affiliated enterprises as security of debts or commitments of the enterprise	9391		121 334
6. OTHER SUBSTANTIAL FINANCIAL COMMITMENTS	9401		
7. FINANCIAL RESULTS			
●n financial fixed assets	9421	46 500	115 000
from current assets	9431	1 775	1 951
other financial income	9441	664	1 014
from interest and debts	9461	177 037	117 508
other financial charges	9471	911	840
8. GAINS AND LOSSES ON DISPOSAL OF FIXED ASSETS			
realised capital gains	9481	770	5 947 527
realised decreased values	9491		

STATEMENT ON CONSOLIDATED ACCOUNTS

A. **Information to disclose by every enterprise that is subject to the provision of Company Law on the consolidated accounts of enterprises**

The enterprise

. has prepared and published consolidated accounts and a consolidated report : YES / ~~NO~~[1]
. hasn't prepared neither consolidated accounts nor a consolidated report for one out of following reasons:

a. The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art.16 of Company Law : YES / NO [1]

b. The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts in which annual accounts of the enterprise are included: YES / NO [1]
If yes :
. Justification of the compliance with all conditions for exemption set out in art. 113, par. 2 and 3 of Company Law :

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T. or national number of the parent company preparing and publishing the consolidated accounts required :

B. **Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary**

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T.- or national number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated accounts in which the annual accounts of the enterprise are included [2] :

. If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained [2]:

1 Delete where not appropriate.

2 Where the accounts of the enterprise are consolidated at different levels, the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

4. SOCIAL REPORT

Numbers of joint industrial committees which are competent for the enterprise : ....

I. STATEMENT OF THE PERSONS EMPLOYED

A. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER

1. During the financial period and during the preceding financial period	Codes	1. Full-time (period)	2. Part-time (period)	3. Total (T) or total full-time equivalents (FTE) (period)	4. Total (T) or total full-time equivalents (FTE) (preceding period)
Average number of employees	100	14.157,5	1.477,1	15.160,5 (FTE)	15.957,2 (FTE)
Number of actual working hours	101	21.178.629	1.476.060	22.654.689 (T)	23.904.475 (T)
Personnel charges	102	736.646	74.826	811.472 (T)	807.254 (T)
Amount of the benefits in addition to wages	103	xxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxx	19.687 (T)	19.523 (T)

2. As at the closing date of the financial period	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employees recorded in the personnel register	105	14.110	1.459	15.097,2
b. By nature of the employment contract				
Contract of unlimited duration	110	13.297	1.427	14.267,9
Contract of limited duration	111	583	12	589,3
Contract regarding a specific work	112			
Contract regarding substitution	113	230	20	240,0
c. By sex				
Male	120	10.649	390	10.929,5
Female	121	3.461	1.069	4.167,7
d. By professional category				
Management personnel	130	94	2	95,6
Employees	134	11.231	1.212	12.042,7
Workers	132	2.779	245	2.952,9
Other	133	6		6,0

B. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE

During the financial period	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
Average number of personnel employed	150	74,5	
Number of actual working hours	151	111.355	
Charges to the enterprise	152	2.116	

II. LIST OF PERSONNEL MOVEMENTS DURING THE FINANCIAL PERIOD

A. ENTRANTS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons recorded in the personnel register during the financial period	205	493	121	586,8
b. By nature of the employment contract				
Contract of unlimited duration	210	35		35,0
Contract of limited duration	211	458	121	551,8
Contract regarding a specific work	212			
Contract regarding substitution	213			
c. By sex and level of education				
Male : primary education	220			
secondary education	221	224	51	263,9
higher non-university education	222	9		9,0
university education	223	41		41,0
Female : primary education	230			
secondary education	231	193	70	246,9
higher non-university education	232	12		12,0
university education	233	14		14,0

B. LEAVERS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons of which the date of termination of the contracts has been recorded in the personnel register during the financial period	305	938	160	1.056,7
b. By nature of the employment contract				
Contract of unlimited duration	310	652	31	671,9
Contract of limited duration	311	258	120	351,5
Contract regarding a specific work	312			
Contract regarding substitution	313	28	9	33,3
c. By sex and level of education				
Male : primary education	320			
secondary education	321	494	57	538,7
higher non-university education	322	67	1	67,5
university education	323	115	3	117,0
Female : primary education	330			
secondary education	331	199	96	268,1
higher non-university education	332	23	1	23,8
university education	333	40	2	41,6
d. By reason of termination of contract				
Pension	340	79	7	82,9
Prepension	341			
Dismissal	342	133	9	139,1
Other reason	343	726	144	834,7
Of which: number of former employees who continued rendering services to the enterprise at least on a part-time basis in the capacity of self-employed person	350			

III. STATEMENT CONCERNING THE IMPLEMENTATION OF MEASURES STIMULATING EMPLOYMENT DURING THE FINANCIAL PERIOD

MEASURES STIMULATING EMPLOYMENT	Codes	Number of employed persons involved		3. Amount of the financial profit
		1. Number	2. In full-time equivalents	
1. Measures generating financial profit*				
1.1. Incentive plan for recruiting job-seekers who belong to high-risk groups	414			
1.2. Conventional part-time prepension	411			
1.3. Full career interruption	412	102	93,4	
1.4. Reduction of job performance (part-time career interruption)	413	150	124,0	
1.5. Social Maribel	415			
1.6. Structural reduction of social security contributions	416	5.448	5.281,2	8.307
1.7. Staging post programmes	417			
1.8. Service jobs	418			
1.9. Contracts : work - vocational training	503			
1.10. Apprenticeship contract	504			
1.11. Initial job agreement	419	524	522,5	9
2. Other measures				
2.1. Training period for junior employees	502			
2.2 Successive employment contracts of limited duration	505	328	325,5	
2.3. Conventional prepension	506			
2.4. Reduction of employee's social security contribution regarding low-wage workers	507	533	499,9	

Number of employees involved in one or more measures stimulating employment :

	Codes	1. Number	2. In full-time equivalents
- total for the financial period	550	5.466	5.295,5
- total for the previous financial period	560	5.606	5.450,8

IV. INFORMATION ON VOCATIONAL TRAINING FOR EMPLOYED PERSONS DURING THE FINANCIAL PERIOD

Total of training initiatives at the expense of the employer	Codes	Male	Codes	Female
1. Number of employees	5801	9.313	5811	4.033
2. Number of training hours	5802	342.685	5812	144.336
3. Charges to enterprise	5803	24.590	5813	10.357

V. INFORMATION ON EDUCATIONAL OR TUTORIAL ACTIVITIES OF EMPLOYEES IN COMPLIANCE WITH THE LAW OF SEPTEMBER 5TH 2001 CONCERNING THE IMPROVEMENT OF EMPLOYMENT RATE

Educational or tutorial activities	Codes	Male	Codes	Female
1. Number of employees practising	5804		5814	
2. Number of hours spent on these activities	5805		5815	
3. Number of employees attending these activities	5806		5816	

* Financial benefit to the employer regarding the incumbent or his substitute.

***STRUCTURE OF SHAREHOLDINGS OF THE ENTREPRISE** (continued from p. 13)*

The Belgian State holds 180.887.569 shares, AXA S.A., Av Matignon 25, 75008 Paris (France) 13.218.254 shares and Belgacom S.A. 11.075.964 shares on a total of 361.775.135 shares.

Social report

Note to codes 110, 210 and 310

These codes can be divided in : a. statutory staff
b. contractually staff

Code 110 :

	Codes	1.Full-time	2.Part-time	3.Total F.T.E.
Statutory staff	code 110	9.388	981	10.053,7
Contractually staff	code 110	3.909	446	4.214,2

Code 210 :

	Codes	1.Full-time	2.Part-time	3.Total F.T.E.
Statutory staff	code 210	0	0	0,0
Contractually staff	code 210	35	0	35,0

Code 310 :

	Codes	1.Full-time	2.Part-time	3.Total F.T.E.
Statutory staff	code 310	448	9	454,3
Contractually staff	code 310	204	22	217,6

Numbers of joint industrial committees which are competent for the enterprise :
Belgacom N.V. van publiek recht/S.A. de droit public has her own national joint industrial committee.

III. Measures stimulating employment
1. Measures generating financial profit.
   1.3 Full career interruption (code 412)
   1.4 Reduction of job performance (part-time career interruption) (code 413).

   Belgacom N.V. van publiek recht/S.A. de droit public has no financial profit because only companies which are 100 % private sector are entitled to have such a profit.
   (art. 15 of the R.D. of March 14, 1996 – modification R.D. Jan 2, 1991 career interruption in the private sector)

Code 102

The code 102 of the social report contains the personnel charges for the personnel recorded in the personnel register, more specifically :
- the charges taken in section 62 excluding those attributed to retirees ;
- the part of the profit that is legally and statutory allocated to the personnel by the appropriation of the profit.

XV. INCOME TAXES in KEUR (continuation of C 17.)

B. In so far as taxes of the current period are materially affected by differences between the profit before taxes and the estimated taxable profit.

Permanent differences :

- Disallowed expenses :	53.383
- Profit sharing :	-27.429
- Definitely taxed revenues (95% of the dividends) :	-58.160
- Movement of provisions :	-5.141
- Other :	-1.636
Total	-38.983

Temporary differences :

- Taxation of hidden reserves :	-4.236
- Movement of provisions :	28.569
- Transfer from and to deferred taxation :	-18.641
Total	5.692

C. An indication of the effect of extraordinary results on the amount of income taxes relating to the current period :

- Amounts written off for shares and financial fixed assets :	21.854
- Provisions for liabilities and charges :	21.805
- Other :	-1.522

1. Breakdown of the net turnover (in thousand euro)

	2004	2003
Fixed Line Services	2,923,380	2,978,998
International Wholesale	601,389	578,072
Total	**3,524,769**	**3,557,070**

2. Appropriation account and evolution of the reserves not available for distribution

Pursuant to Article 44 of the annex to the Royal Decree of Dec 16,1994 on the reform of Belgacom as a "Société Anonyme de droit public/ Naamloze Vennootschap van publiek recht" and the establishment of its by-laws and article 43 of the by-laws :

- 27,429 KEUR have been appropriated by the General Assembly, at suggestion of the Board of Directors, to the management and to the personnel;
- 5 % of the net profit is appropriated to the legal reserve. Since this obligation expires when the legal reserve reaches 10 % of the Capital, limit that has been reached in the mean time, no appropriation has been booked
- 700,000 KEUR of dividends have been appropriated by the General Assembly, at suggestion of the Board of Directors. 21,431 KEUR of these dividends have been appropriated to the reserves unavailable for distribution (own shares), the rest (678,569 KEUR) will be distributed to the shareholders.

Furthermore, 12,341 KEUR were appropriated to the untaxed reserves. The rest of the amount (195,736 KEUR) was transferred from the reserves available for distribution.

In order to bring the reserve unavailable for distribution before appropriation of the profit to the same level of the value of the own shares bought, 949,667 KEUR of the reserve available for distribution were transferred to the unavailable. As a consequence of the destruction of own shares the unavailable reserve decreased with 936,509 KEUR. The unavailable reserve decreased further as a result of the Discount Share Purchase Plan for the personnel (45,130 KEUR) and the price modification for own shares bought in 2003 (21,667 KEUR)

2. A summary of the accounts relative to the public service duties (obligation stipulated by art. 27 of the law of March 21, 1991).

Due to the change of the law of December 19th 1997 and the management contract between the Belgian State and Belgacom S.A. de droit public/N.V. van publiek recht concluded on June 22nd 1998, the figures under here contain the assignment of the public services as defined in the article 82 3° and 86ter § 1 and § 2 of the law and the articles 4 to 9 included in the management contract.

1. Operating income	6,145 KEUR
2. Operating charges	6,987 KEUR
Operating result (loss)	(842) KEUR

The calculations were made based on a cost model developed by Belgacom S.A. de droit public/N.V. van publiek recht for the products that meet the requirements of the management contract and based on business economic criteria taking into account the expected life span of the products.

4. Pensions funded by the company itself (point XVII. C. 19).

Complementary pensions

Within the scope of the policy for the management of the staff members Belgacom S.A. de droit public/N.V. van publiek recht has provided a plan for complementary pensions (joint industrial committee of Oct 22, 1997).

The rights of the participants of this plan are recognised as from Jan 1st, 1997. For the execution of these commitments and for the management of the assets that are gathered for this, a "Pensionfund for complementary benefits for Belgacom staff members" has been founded as a non-profit organisation and recognised by R.D. of Dec 8th, 1998.
On the basis of an actuarial calculation according to the DBO-method (Defined Benefit Obligation), based on a real discount rate of 3.8 % and the expected evolution of the salaries, the total amount of obligations to the staff members of Belgacom S.A. de droit public/N.V. van publiek recht amounts to 40,095 KEUR on December 31st, 2004.
The amount of obligations of this fund (including some subsidiaries) amounts to 42,089 KEUR on December 31st, 2004. The fund is funded on the basis of the annual service cost, also calculated according to the DBO-method. On December 31st, 2004 the total assets of this fund amount to 36,238 KEUR.

5. Valuation rules

The valuation rules comply with the terms of Chapter II of the R.D. of Jan 30, 2001.

These rules were approved and adapted by the Board of Directors at their meetings on May 27, 1993, Dec 4, 1997, Oct 22, 1998, Oct 28, 1999, Oct 26, 2000, April 25, 2002, Oct 23, 2003 and Dec 13, 2004.

BALANCE SHEET

FORMATION EXPENSES

The loan issue expenses are charged entirely to the year during which they are issued.
Important formation expenses are capitalised and depreciated over a period of 5 years. The acquisitions of the year are depreciated pro rata temporis.
Reorganisation costs are expensed.

INTANGIBLE ASSETS

The intangible assets are valued at the acquisition cost; this is the purchase price, production cost or the assigned value. General expenses are not incorporated.
Rights to use, which are booked on the balance sheet as intangible assets, are subject to straight -line depreciation over a period from 2 to 25 years.
Application software is depreciated over a period of 3 or 4 years.
Goodwill is depreciated over a period of 5 years.
The acquisitions of the year are depreciated pro rata temporis.

TANGIBLE ASSETS

Tangible assets are valued at their acquisition cost that being their purchase price, production cost or the assigned value. General expenses are not incorporated.

Fixed assets with a limited useful life are depreciated at a fixed rate using the following plan, established on the basis of economic criteria:

TANGIBLE ASSETS	LIFE PERIOD (in years)
Building and constructions	5 –33
Switching	4 –10
Cables	10 – 20
Transmission	8 – 10
Equipment installed at the client	2 – 5
Other tangible assets	3 - 10
Furniture and office machines	3 - 10
Vehicles	5
Fixed assets held under leasing or other similar rights are depreciated according to the life period of the real property as mentioned in the contract.	
Assets under construction and advance payments are depreciated over the life period of the assets to which they relate.	
Fixed assets that are put out of order are valued at net book value or at their expected realisation value if lower. They are no longer depreciated.	

The acquisitions of the year are depreciated pro rata temporis.

FINANCIAL ASSETS

Participating interests and shares are valued at their acquisition cost, which is the purchase price or the assigned value. Only the important ancillary costs are capitalised.

Amounts are written down if a durable permanent impairment or reduction in value of these assets is observed, based on the financial situation, the profitability or the prospects of the company in which the participating interests or shares are held.
Receivables are booked at their nominal value. An amount is written down when, at the due date, the payment is partially or entirely uncertain.

AMOUNTS RECEIVABLE AFTER MORE THAN ONE YEAR

Amounts receivables are booked at nominal value. Amounts receivable expressed in foreign currencies are converted to EUR at the rate in force on the date of booking of the outgoing invoice and are translated at the year-end rate.
A write down is recorded on the nominal value when at the due date, the payment is partially or entirely uncertain.

STOCKS AND CONTRACTS IN PROGRESS

Inventories of consumables and goods for resale are booked at their acquisition cost.

At the time of the annual inventory, the Weighted Average Price method is used to assess the various subdivisions in this caption.

Supplementary write down is applied to take into consideration either the evolution of the sales or market value, or the risks inherent in the nature of the products.

Contracts in progress and work in process are valued at production cost or at market price (if this is lower than the production cost).

AMOUNTS RECEIVABLE WITHIN ONE YEAR

These amounts appear on the balance sheet at nominal value.

A write down is recorded on the nominal value when at the due date, the payment is partially or entirely uncertain.
Amounts receivable expressed in foreign currencies are converted into EUR at the rate in force on the date of entry of the outgoing invoice. At balance date they are translated at closing rate.
Amounts receivable from foreign telecommunication operators concerning accounts for telecommunication traffic in gold francs are translated in EUR on the basis of the rate of the Special Drawing Rights in effect on the closing date of the balance sheet via the Gold Franc/Special Drawing Rights exchange rate.

INVESTMENTS

Investments are valued at nominal value when they concern funds held in financial institutions and at acquisition cost, acquisition price without ancillary costs, in the other case.

A write-down is recorded on the nominal value or on the acquisition cost when the sales value on the closing date of the balance sheet is less than the previously booked value.

Investments in foreign currencies are translated into EUR at the rate in force on the closing date of the balance sheet.

CASH AT BANK AND IN HAND

Cash at bank and in hand is valued at nominal value. A write-down is recorded on the nominal value when the realisation value on the closing date of the balance sheet is less than the previously booked value. Cash at bank and in hand in foreign currencies is translated into EUR at the rate in force on the closing date of the balance sheet.

PROVISIONS AND DEFERRED TAXES

On the closing date of the balance sheet, an inventory is made of all foreseeable liabilities and contingent losses arising during the current year or during prior years. Provisions are established based on a fair estimate of the risk on the moment of the establishment of the annual accounts.

Deferred taxes are booked in compliance with Art 76 of the Royal Decree of January 30 2001.

AMOUNTS PAYABLE AFTER MORE AND WITHIN ONE YEAR

Amounts payables appear on the balance sheet at nominal value.

Amounts payable in foreign currencies are converted into EUR as follows:

- loans in foreign currencies at the rate in force at the time the loan is concluded.
- amounts payable to foreign telecommunication operators concerning accounts for telecommunication traffic in Gold Francs are translated in EUR on the basis of the rate of the Special Drawing Rights in effect on the date of the closing date of the balance sheet via the Gold Franc/Special Drawing Rights exchange rate.
- trade debts at the exchange rate on the date of entry of the incoming invoice.

Amounts payable (trade debts), debts to credit institutions and not covered loans, expressed in foreign currencies, are translated at closing rate.

TRANSLATION DIFFERENCES

Only the negative differences for each foreign currency resulting from the translation are taken in the Income Statement. The positive differences are booked in the balance sheet in the caption "accrued charges and deferred income".

INCOME STATEMENT

The items in the income statement are valued at nominal value. Own construction is booked at production cost excluding indirect costs.

RIGHT AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET

The rights and commitments not accrued in the balance sheet are mentioned in the notes, per category, at the nominal value of the commitment in the contract, or failing that, at their estimated value.

6. Overview of the other rights and commitments not accrued in the balance sheet (in KEUR):

Commitments:

Interest rates swaps	230,400
Rent commitments buildings	330,127
Granted share options	4,838

Due to call options Belgacom S.A. de droit public/N.V. van publiek recht has commitments towards the co-shareholders in Alert Services Holding S.A., these don't represent losses for Belgacom S.A. de droit public/N.V. van publiek recht.

Received guarantees:

to cover Belgacom S.A. de droit public/N.V. van publiek recht

from banks (bank guarantees)	30,324

to cover commitments from third parties towards Belgacom S.A. de droit public/N.V. van publiek recht

from banks (bank guarantees)	19,193
on blocked bank accounts	624
as deposit at the "Caisse des Dépôts et Consignation"	620

In the domain of Wholesale/Carrier Belgacom S.A. de droit public/N.V. van publiek recht benefits of several Parent Corporation Guarantees of parent companies for their affiliates.

Rights:

Credit line "Evergreens" long term	598,368
Credit line "Evergreens" short term	826,089
Credit line at Belgacom Services S.A.	371,840
Right of emission of commercial papers	1,000,000
Right of emission of Euro Medium Term Notes	734,160

Due to put options Belgacom S.A. de droit public/N.V. van publiek recht has rights towards the co-shareholders in Alert Services Holding S.A., these don't represent losses for Belgacom S.A. de droit public/N.V. van publiek recht.

7. Impact of the change in valuation rule

On December 13, 2004 the Board of Directors adapted the valuation rule for the useful lifetime of the tangible assets to the technological and economical evolution.

If the old valuation rule was applied, the depreciations (630) would have been 11,501 KEUR lower.





belgacom

BELGACOM

NAAMLOZE VENNOOTSCHAP VAN PUBLIEK RECHT
SOCIETE ANONYME DE DROIT PUBLIC

Bd du Roi Albert II, 27
1030 BRUSSELS

REPORT OF THE JOINT AUDITORS TO THE ANNUAL GENERAL MEETING

on April 13, 2005

Financial Year 2004

(Free translation)

Ladies and Gentlemen,

In accordance with legal and statutory requirements and more specifically with articles 143 and 144 of the Company Code, applicable to Belgacom, « S.A. de droit public/N.V. van publiek recht » under article 25 of the law of 21 March 1991 reforming certain economic public corporations, the joint auditors (hereafter the auditors) have the honor to report on the results of the execution of their audit mandate.

The auditors carried out their audit assignment based on the financial statements closed as of 31 December 2004 and for the year then ended which have been prepared under the responsibility of the Board of Directors of the company. These financial statements show a balance sheet total of 12,813,443 thousand EUR and a gain for the year available for appropriation of 531,693 thousand EUR. The auditors also carried out the additional specific verifications required by law.

1. *Unqualified audit opinion on the financial statements*

The audit of the financial statements was carried out in accordance with generally accepted auditing standards. These professional standards require that the audit be planned and performed in order to obtain reasonable assurance that the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with those standards, we considered the company's administrative and accounting organization, as well as its internal control procedures. Company officials have responded clearly to our requests for explanations and information.

The auditors examined, on a test basis, evidence supporting the amounts in the financial statements. They assessed the accounting principles used and significant estimates made by the company, as well as the overall presentation of the financial statements.
They believe that their audit provides a reasonable basis for their opinion.



In the opinion of the auditors, taking into account the relevant legal and regulatory requirements, the financial statements present fairly the company's net worth and financial position as of 31 December 2004 and the results of its operations for the year then ended, and the information given in the notes to the financial statements is properly presented.

2. *Additional statements and information*

The auditors supplement their report with the following statements and information, which do not modify their audit opinion on the financial statements.

- The annual report of the Board of Directors contains the information required by law and is consistent with the financial statements.
- The accounting records are properly kept and the financial statements have been drawn up in accordance with the legal and regulatory requirements applicable in Belgium.
- The appropriation of the result is in conformity with article 62 § 2, 1° of the law of 21 March 1991 and with article 43 of the statutes.
- The Board of Directors has informed the shareholders in accordance with article 523 of the Company Code on three conflicts of interest with financial consequences, in respect of the remuneration package of the managing director. In respect of the offering to the managing director to purchase shares at a discounted price, the Board of Directors estimates the financial consequences for Belgacom at 24,811 EUR. In respect of the offering of share options to the managing director under the Long Term Incentive Plans (LTIP) 2004 and 2005, the Board of Directors concludes that there are no immediate cash consequences for Belgacom, but that a risk of capital loss exists at the moment of sale of the shares to the managing director if the exercise value of the options is lower than the carrying value of the shares at the moment of exercise.
- The auditors have no knowledge of transactions or decisions concluded in violation of the statutes of Belgacom and of the applicable articles of the Company Code.

*

*   *

The auditors wish to thank the Directors and their delegates for their assistance in performing the audit.



THE JOINT AUDITORS,

For :

Ernst & Young Reviseurs d'Entreprises S.C.C.
Represented by



L. SWOLFS
Partner

Callens, Guévar, Van Impe & C° Reviseurs d'Entreprises S.C.C.
Represented by



H. VAN IMPE
Partner

The Belgian Court of Audit
Represented by



P. RION
Member



R. LESAGE
Member

Brussels, 18 March 2005.

				1	EUR	APPENDIX :
NAT.	Date of the deposition	Nr.	PP.	B.	D.	CONSO 1.

CONSOLIDATED ACCOUNTS IN MILLIONS OF EURO AND IN IFRS NORMES

NAME OF THE CONSOLIDATING ENTERPRISE ~~OR THE CONSORTIUM~~ [1] [2] : BELGACOM

Legal form : Société anonyme de droit public

Address : Boulevard du Roi Albert II Nr. : 27 Box :

Postal Code : 1030 Municipality : Bruxelles 3

Register : TR Registrar's Office of : BRUSSEL Nr. : 587163

Internet address[3] : hptt://www.belgacom.be

V.A.T.- or national number: BE 202.239.951

CONSOLIDATED ACCOUNTS submitted for the General Meeting of 13 / 04 / 2005

concerning the financial year covering the period from 01 / 01 / 2004 to 31 / 12 / 2004

Preceding period from 01 / 01 / 2003 to 31 / 12 / 2003

The amounts of the preceding period are identical to those which have been previously published : yes / ~~no~~ [1]

COMPLETE LIST with name, first names, occupation, place of residence (address, number, postal code and municipality) of both the DIRECTORS OR MANAGERS of the consolidating enterprise and of the AUDITORS who audited the consolidated accounts.

DILISSEN Theo, Chairm. BOD
Dikkemeerweg 54, 1653 Beersel, BELGIUM
Chairman of the Board of Directors Start of mandate: 20/10/2004 End of mandate: 01/03/2009

BELLENS Didier, CEO
Avenue Vercauteren 25, 1160 Bruxelles, BELGIUM
Chief Executive Officer Start of mandate: 01/03/2003 End of mandate: 01/03/2009

(continued if need be on pp. CONSO 1bis., 1ter ...)

Are enclosed with these consolidated accounts :
- the consolidated directors report
- the audit report on the consolidated accounts

REGARDING THE CONSOLIDATED ACCOUNTS OF A FOREIGN COMPANY:

Name of the Belgian subsidiary which filed the annual accounts (Article 113, § 2, 4°a of Company Law) :

VAT- or national number of the Belgian subsidiary which files the annual accounts

Total number of pages filed : Number of pages of the standardform not being filed as they don't apply :

Signature (Name and position)	Signature (Name and position)
BELLENS Didier Chief Executive Officer	DILISSEN Theo Chairman of the Board of Directors

(1) Delete as appropriate.
(2) A consortium shall complete Statement IV (page CONSO 9).
(3) Optional disclosure.

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continuation of page Conso .1)

CORNILLIE Johny, Director of Companies
Waterstraat 71, 8730 Beernem, BELGIUM
Director Start of mandate: 23/12/1994 End of mandate: 23/12/2006

DE BUYST Didier, Ph.D. in Engineering, Mediator, Teacher UHL, Dept. Architecture
Jan van Rijswijcklaan 202, 2020 Antwerpen, BELGIUM
Director Start of mandate: 20/03/1996 End of mandate: 23/12/2006

DUREZ Martine, Chief Financial and Accounting Officer, La Poste-De Post
Avenue Saint-Pierre 34, 7000 Mons, BELGIUM
Director Start of mandate: 23/12/1994 End of mandate: 23/12/2006

MOLL Michel, Chairman & CEO BRUFICOM S.A.
Avenue Franz Guillaume 33 B3,1140 Brussels, BELGIUM
Director Start of mandate: 23/12/1994 End of mandate: 23/12/2006

TOLLET Robert, President Société Fédérale de Participation (S.F.P.)
Avenue Jacques Pastur 148, 1180 Brussels , BELGIUM
Director Start of mandate: 23/10/2003 End of mandate: 30/09/2009

VAN BROEKHOVEN Norbert, Depute Director, Actima S.A.
Kloosterlaan 48, 3500 Hasselt, BELGIUM
Director Start of mandate: 23/12/1994 End of mandate: 23/12/2006

VAN de PERRE Paul, CEO Praxis in Management/5 Financial Solutions
Stationlei 68 , 1800 Vilvoorde, BELGIUM
Director Start of mandate: 23/12/1994 End of mandate: 23/12/2006

CICO Carla , CEO Brasil Telecom
Rua Redentor, 73 Apto 401 22.421-030 Ipanema , Rio de Janeiro/RJ - BRAZIL
Director Start of mandate: 20/03/2004 End of mandate: 31/12/2006

DE SMEDT Pierre-Alain , Vice President & Chief Operating Officer Worldwide Renault S.A., France.
48, Bld d'Argenson , 92200 Neuilly Sur Seine , FRANCE
Director Start of mandate: 20/03/2004 End of mandate: A.G.M. 2010

DOUTRELEPONT Carine , Partner Lawyer Uyttendaele, Gérard & Doutrelepont
Avenue Bois du Dimanche 21b , 1150 Brussels , BELGIUM
Director Start of mandate: 20/03/2004 End of mandate: 31/12/2006

HAMPTON Philip , Chairman Sainsbury
Blakeney, Pennymead Rise - East Horsley , Surrey KT24 5AL , UNITED KINGDOM
Director Start of mandate: 20/03/2004 End of mandate: A.G.M. 2010

JACOBS Georges , Chairman of the Board of Directors of UCB SA
Poverstraat 5 , 1785 Brussegem , BELGIUM
Director Start of mandate: 20/03/2004 End of mandate: 31/12/2006

LIPPENS Maurice , Chairman Fortis
Boslaan 43 , 8300 Knokke-Heist , BELGIUM
Director Start of mandate: 20/03/2004 End of mandate: 31/12/2006

SHAFFER Oren G. , Vice Chairman & Chief Financial Officer Qwest Communications International inc.
2409 5th Street , Boulder, CO 80304 , UNITED-STATES
Director Start of mandate: 02/04/2004 End of mandate: G.M. 13/04/2005

VAN de VYVERE Philippe , Founder and CEO Sea- invest NV
Kasteellaan 44 , 9921 Vinderhoute , BELGIUM
Director Start of mandate: 20/03/2004 End of mandate: 31/12/2006

VAN den BERGHE Lutgart , Executive director Instituut voor Bestuurders & Vlerick Leuven Gent Management School
Sparrenstraat 7 , 9950 Waarschoot , BELGIUM
Director Start of mandate: 20/03/2004 End of mandate: A.G.M. 2010

LIST OF DIRECTORS, MANAGERS AND AUDITORS (continuation of page Conso .1bis)

ERNST & YOUNG Statutory Auditors S.C.C. (B160)
Avenue Marcel Thiry 204, 1200 Brussels 20, BELGIUM
Represented by Ludo Swolfs - Partner

belgacom

VAT Nr BE 202.239.951

MANAGEMENT REPORT ON THE BELGACOM GROUP'S CONSOLIDATED FINANCIAL STATEMENTS PRESENTED BY THE BOARD OF DIRECTORS TO THE GENERAL MEETING OF 13 APRIL 2005

Dear Shareholders,

We are pleased to report to you the operations of the 2004 financial year and to submit for your approval the consolidated financial statements of Belgacom SA (hereafter "the Group") for the year ended 31 December 2004.

We will successively examine the highlights of the 2004 financial year and beginning of 2005, the consolidated financial statements for the year ended 31 December 2004 and the research and development activities.

Highlights of the 2004 financial year and beginning of 2005

In 2004 Belgacom SA launched the WIN-back clients campaign, based on new attractive tariff plans, as well as new services such as the "Discovery Line", the "Belgacom ASDL Light" and the "Belgacom VDSL" (Very High Speed Digital Subscriber Line). As from November 2004, Belgacom SA started to test the "Belgacom TV" services, interactive digital television services (iDTV). In connection herewith, Belgacom continued to roll out its broadband network ("Broadway" program) throughout the country.

The Initial Public Offering of Belgacom SA succeeded on 22 March 2004. Belgacom SA started to be quoted on the Primary Market Euronext Brussels at an Initial Offer price of EUR 24.50.

As a result of the successful IPO, all Directors appointed upon the proposal of ADSB Telecommunications BV prior to the Initial Public Offering were replaced by newly-appointed independent Directors. In October 2004, Theo Dilissen was appointed as Chairman of the Board of Directors.

Belgacom SA received the Datanews Award as the "Telecom Service Provider of the year".

Belgacom SA presented external mobility offers to its employees for the electronic cards (e-ID) and for the emergency call center projects of the Ministry of Internal Affairs.

In June 2004, Belgacom Mobile SA was the first Belgian mobile operator to open its UMTS network (Universal Mobile Telecommunications Systems network), enabling its customers to access to Internet services on their mobile phone. Simultaneously, Belgacom Mobile launched the "Vodafone live!" offer, an integrated and user-friendly multimedia services package.

As from July 2004, Belgacom Mobile launched new services such as the ability for its Pay&Go-customers (prepaid cards) to have access to the MMS messages and to the Proximus multimedia services and the "BlackBerry" service enabling its clients to access to their e-mails via their mobile phone.

In January 2005, Belgacom SA sold to Securitas Direct International for EUR 50 million its remaining minority share in Alert Services Holding S.A. via the exercise of its put option foreseen in an agreement with Securitas signed in April 2001.

In January 2005, Belgacom SA contributed its International Carrier Services branch of activity through a capital increase of its fully owned subsidiary named Belgacom International Carrier Services SA (BICS) incorporated on 27 August 2004.
In February 2005, Belgacom has concluded a joint-venture agreement with Swisscom stipulating that Swisscom Fixnet AG will transfer all of her carrier activities in BICS in exchange of a stake of 28% in the capital of BICS.

In January 2005, Belgacom SA has sold to Promedia for EUR 285 million the shares of Belgacom Directory Services, a fully owned subsidiary of the Group.

On 24 February 2005, the Belgacom Board of Directors has decided to conduct a share buyback for a maximum amount of EUR 300 million and for a share price that must not be more than 5% above and 10% below the highest closing price in the thirty-day trading period preceding the transaction.

Consolidated financial statements for the year ended 31 December 2004

The following transactions had significant impacts on the 2003 and 2004 consolidated financial statements.

On 31 December 2003, the legal pension obligations for statutory employees of Belgacom SA have been transferred to the Belgian State that received in consideration an amount of EUR 5 billion. In order to realize such payment, Belgacom has made an additional contribution to the pension fund of EUR 1,381 million. This transaction resulted in a significant cost of EUR 897 million, which has been accounted for as a non-recurring expense in 2003.

As a result of the Protocol Agreement signed on 2 October 2003 between Belgacom SA and its private shareholders ADSB Telecommunications BV at that time (hereafter "ADSB"), Belgacom SA purchased 12,380,950 own shares (after share-split decided at the shareholder's extraordinary meeting of 19 February 2004) to ADSB for an amount of EUR 325 million. The Agreement also stipulated that the purchase price of that transaction would be adjusted to the Initial Offer price per share. This price adjustment resulted in the reimbursement to Belgacom of EUR 22 million by ADSB in March 2004. A second share purchase, foreseen in the same Protocol Agreement, has been realized on 20 March 2004 for 38,761,905 shares at an acquisition price of EUR 950 million (or EUR 24.50 per share). Part of the treasury shares acquired in 2003 and 2004 were cancelled in 2004, for an amount of EUR 936 million. Another part amounting to EUR 45 million was sold to the personnel of the Group under a discounted share purchase plan. The consolidated statement of changes in shareholder's equity presents the impacts on shareholder's equity linked to these transactions on shares.

Intangible assets and property, plant and equipment are the main assets of the Group. Intangible assets include GSM and UMTS licenses, as well as software applications such as the Belgacom "Order management system" or billing and operational software applications. Property, plant and equipment include primarily all the technical and network equipment. In 2004, the capital expenditure involved primarily investments in the "Broadway project" (infrastructure enabling to offer VDSL services) and in the UMTS network.

Deferred income tax assets relate mainly to post-employment and termination benefits, capital losses on some investments in subsidiaries and tax losses carried forward that Belgacom SA has accumulated, amongst others, as a result of the non-recurring expenses related to the BeST restructuring program launched in 2002 and the transfer of the pension obligations for statutory employees in 2003. Part of these tax losses carried forward were utilized against taxable profit of Belgacom SA in 2004, which explains the decrease of the Group deferred income tax assets. Based on the current business plan of Belgacom SA, future taxable profit will be available against which the remaining tax losses can be utilized.

The sharp decrease in cash and cash equivalents in 2003 mainly results from the very high cash consuming events of late December 2003 such as the cash contribution done to the pension fund prior to the transfer to the Belgian State of the legal pension obligations for statutory employees of Belgacom SA and the shares buy back transaction. The consolidated cash flow statement presents the sources and uses of cash and cash equivalents. In 2004, the net cash flow provided by the operating activities was almost sufficient to finance the capital expenditure of the year, the second shares buy back transaction, the payment of dividends and the reimbursement of debts matured, what resulted in a slight decrease of cash and cash equivalents.

As mentioned above, some transactions, such as the shares buy back, had significant impacts on the 2004 shareholder's equity. These impacts are presented in the consolidated statement of changes in shareholder's equity.

In 2004, the Group obtained additional bank credit facilities that have been used during 2004 to finance the special cash consuming events described above. These bank credit facilities were reimbursed before year-end. Therefore, the Group did not enter into new long-term borrowings in 2004.

Following the transfer of the pension obligations for statutory employees of Belgacom SA to the Belgian State, the liability for pensions and termination and other post-employment benefits decreased sharply in 2003. At end 2004, the remaining liability covers the following elements:

- the liability for termination benefits in respect of the restructuring programs PTS and BeST;
- the liability for termination benefits and additional compensation for temporary leaves in respect of the external mobility programs with the Ministry of Internal Affairs;
- the liability for the complementary pension plans;
- the liability for post-employment benefits other than pensions;
- the liability for child allowances benefits.

The Board of Directors and the Chief Executive Officer manage the operations of the Group by business segments. These business segments are Fixed Line Services, Mobile Communications Services and International Carrier Services. Further information concerning the business segments is included under note 39 "Segment reporting" of the consolidated financial statements.

Total revenue 2004 of the Group increased by 1.6% compared to previous year, driven by a revenue growth in Mobile Communications Services and International Carrier Services while revenue of Fixed Line Services segment decreased slightly, because the traditional voice business remains impacted by competitive pressure.

The Group's operating income before depreciation and amortization 2004 (EBITDA) grew by 73.9% compared to 2003, mainly because the EBITDA 2003 was significantly impacted by the non-recurring expense related to the transfer of pensions obligations of statutory employees of Belgacom SA to the Belgian State. The non-recurring expenses of 2004 (EUR 41 million) relate to restructuring costs linked to the external mobility offers. Excluding the effects of non-recurring expenses, the increase of EBITDA was also driven by a 1.8% decrease of the overall operating expenses.

The decreasing trend of the depreciation and amortization charges over the years is mainly explained by a decreasing level of capital expenditure until 2003 within Fixed Line Services segment.

The effective tax rate of the year 2004 amounts to 32,1%, slightly lower than the corporate income tax rate applicable in Belgium, due to non-taxable income of some subsidiaries being higher than not deductible expenditures of the Group.

Rights, commitments and contingencies as of 31 December 2004

Disclosures related to rights, commitments and contingencies are reported in note 34 of the consolidated financial statements.

Use of financial instruments

Disclosures related to use of financial instruments are reported in note 21 of the consolidated financial statements.

belgacom

VAT Nr BE 202.239.951

Research and development activities

In 2004 the research en development activities were mainly focused on preparing the introduction of certain important advanced network technologies.
In the domain of the access network, focus was put on the further introduction of the latest version of xDSL technology: VDSL (Very high bit Digital Subscriber Line).

Regarding the transmission network, the activities were mainly oriented towards the introduction of new generation SDH equipment. With this technology Belgacom can further expand its transmission network and increase its capacity to sustain the continued growth in broadband services as well as to introduce future multimedia services.
On the level of service platforms, attention went mainly to video services and next generation voice services.

For the video domain Belgacom investigated how video services could be offered via broadband DSL access lines.
Regarding classical telephony, the latest state-of-the-art generic platforms were investigated enabling Belgacom to deliver next generation voice services (voice over IP) in future and allowing these services to evolve.

Finally, also a number of projects with universities were started or prolonged. These projects are funded by the Belgacom R&D Seed Fund. They span different research domains such as multicasting on IP and networks for video-on-demand, including protection of video content, cost modelling according to the traffic and load of the network, but for instance also research on how lightning affects antennas and how the telecommunication equipment can be protected.

Sincerely yours,

On behalf of the Board of Directors,
Brussels, 24 February 2005



Theo Dilissen
Chairman of the Board of Directors



Didier Bellens
President and CEO





belgacom

N° TVA BE 202.239.951

REPORT BY THE BOARD OF DIRECTORS TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON 13 APRIL 2005 ON THE ANNUAL ACCOUNTS OF BELGACOM S.A. UNDER PUBLIC LAW AS AT 31 DECEMBER 2004

Dear Shareholders,

We have the pleasure of reporting on the operations in the 2004 financial year and of submitting, for your approval, the annual accounts closed as of 31 December 2004.

We first discuss the key features of the 2004 financial period and of early 2005, and then examine the corporate annual accounts for the 2004 financial year. We also report on the use of financial instruments, on the evolution in research and development activities, on the branches, on the specific assignments of the auditors, on a position of conflicting interest in connection with the employee incentive plans and on information about the remuneration of members of the governing bodies.

Key features of the 2004 financial period and of early 2005

The year 2004 has been characterized by the launch of the campaign WIN-back and of a number of new services among which "Discovery Line", Belgacom VDSL and Belgacom TV. The development of interactive digital television (iDTV – Belgacom TV) is a top priority for Belgacom.

In 2004, the successful initial public offering of Belgacom took place. On 22 March the Belgacom shares were quoted for the first time on the Euronext Brussels Prime Market. In the same month, new members of the Board of Directors were appointed and in October, Theo Dilissen was appointed as new Chairman of this Board of Directors.

Belgacom won the Datanews Award for "Telecom Service Provider of the year".

Mid 2004, the external mobility projects "electronic identity cards (e-id)" and "Call Center 112" were launched.

At the beginning of 2005, Belgacom sold its shares in Alert Services Holding S.A. and Belgacom Directory Services S.A.. Belgacom also contributed its International Carrier activity in the affiliate Belgacom International Carrier Services S.A..

Corporate annual accounts for the 2004 financial year

Several transactions concerning the own shares have had an important influence on the capital and reserves.
End 2003, Belgacom had acquired own shares through a share buy-back from its shareholder ADSB Telecommunications B.V. (ADSB). In accordance with the agreement concluded on 2 October 2003 between Belgacom and its shareholders, the price at which these shares were bought was adjusted to the price at which Belgacom shares were offered to institutional investors at the occasion of the initial public offering. On 20 March 2004, these own shares (an equivalent of 12,380,950 new shares) were destroyed.
On the same day, Belgacom acquired 38,761,905 of its own shares from its shareholder ADSB for approximately € 950 million. These shares represent € 100 million and 10 % of the issued capital at that moment.
End March, 1,842,026 of these shares were sold to the employees of the Belgacom Group.

On 14 September 2004, 25,843,915 of the remaining own shares were cancelled in execution of the decision of the Board of Directors.
As a result of these consecutive transactions the reserve unavailable for distribution decreased with € 54 million to a level of € 271 million and the reserve available for distribution decreased with € 833 million to a level of € 3,750 million.

In 2004, no new participations were taken. However the shares in New Skies Satellites were sold and the paid in capital of the satellite organization Eutelsat was partly reimbursed.

The amounts paid out in 2004 for the PTS project and the BeST program decreased the provision for reorganization costs. Furthermore, some important pending litigations had a positive outcome. In 2004, a new provision for the external mobility projects (e-id and call center 112) was set up.

The total financial debts increased to finance the purchase of own shares.

The increase in competition from fixed-line and mobile operators in traditional telephony negatively affected the operating income. However, this trend is limited to a decrease of hardly 0.9 %, mainly as a result of the increase in turnover for internet and data traffic. The other operating income contains a compensation received from ADSB to compensate for the costs made at the occasion of the initial public offering.

The decrease in operating charges is explained by the positive impact on the remunerations in relation to the employees leaving under the BeST program, the total funding and the transfer of the pension obligation to the State end 2003, the rigorous control on expenditures for services and other goods, the positive outcome of some important pending litigations and the impact of the decreasing capital expenditures on the depreciations.

The extraordinary results primarily originate from capital gains on the sale of tangible assets, the write-offs of financial fixed assets, the adjustment of the provisions for the PTS project and the BeST program as well as the provision for social benefits for personnel no longer in active service and the provision for external mobility projects.

The profit for the 2004 financial year amounts to € 544.0 million, compared to € 4,942.8 million in 2003. The profit for the 2003 financial year was influenced by the exceptional gain of more than € 5.9 billion in as a result of the contribution of the shares Belgacom Mobile N.V. into Belgacom Invest S.A.R.L..

Appropriation account

After the processing of untaxed reserves, the profit available for distribution amounts to € 531,693 thousand. We propose the following appropriation (in € thousands):

Return on capital (dividends)	700.000
Other allocations (personnel)	27,429
Transfer from available reserves	- 195.736

Right and commitments not accrued in the balance sheet

Belgacom guarantees third-party commitments - mainly within the framework of the leasing contracts entered into by the Belgacom Group - for an amount of € 405.9 million.
Moreover, Belgacom has the right to issue Commercial Paper for a total of € 1,000 million and Euro Medium Term Notes for a total of € 734.2 million.

Use of financial instruments

Belgacom is exposed to market risks, including interest rates and foreign currency exchange rates risks, associated with underlying assets, liabilities and anticipated transactions. Based on the analysis of these exposures, Belgacom selectively enters into derivatives to manage the related risk exposures.

Belgacom manages its exposure to changes in interest rates and its overall cost of financing by using mainly interest rate swaps (IRS), interest rate and currency swaps (IRCS) and forward rate agreements (FRA). These financial instruments are used to transform the interest rate exposure from a fixed interest rate to a floating interest rate or vice versa.

Belgacom's currency exposure relates to financial debts that have to be paid in foreign currencies and to operational activities in foreign currencies that are not "naturally" hedged. In order to hedge the currency exposure, Belgacom uses derivatives such as IRS, IRCS, currency options and forward foreign exchange contracts.

Belgacom is exposed to credit loss in the event of non-performance by a counterpart on derivatives. Belgacom generally does not require collateral or other security from the counterpart as these are highly rated financial institutions.

Evolution in research and development activities

In 2004 the research and development activities were mainly focused on preparing the introduction of certain important advanced network technologies.
In the domain of the access network, focus was put on the further introduction of the latest version of xDSL technology: VDSL (Very high bit Digital Subscriber Line).
Regarding the transmission network, the activities were mainly oriented towards the introduction of new generation SDH equipment. With this technology Belgacom can further expand its transmission network and increase its capacity to sustain the continued growth in broadband services as well as to introduce future multimedia services.
On the level of service platforms, attention went mainly to video services and next generation voice services.
For the video domain Belgacom investigated how video services could be offered via broadband DSL access lines.
Regarding classical telephony, the latest state-of-the-art generic platforms were investigated enabling Belgacom to deliver next generation voice services (voice over IP) in future and allowing these services to evolve.

Finally, also a number of projects with universities were started or prolonged. These projects are funded by the Belgacom R&D Seed Fund. They span different research domains such as multicasting on IP and networks for video-on-demand, including protection of video content, cost modelling according to the traffic and load of the network, but for instance also research on how lightning affects antennas and how the telecommunication equipment can be protected.

Branches

Belgacom has a branch in the Grand Duchy of Luxemburg, which was established in 2002. This branch is responsible for the management of Luxemburg financial assets. For this purpose, Belgacom has allocated its shares in Belgacom Finance S.A. to this branch.

In 2004 Belgacom has established a branch in Dubai. This branch serves as sales office for the International Carrier products for 18 countries of the Middle East and North African region.

Specific assignments

In accordance with the provisions of Article 134 § 2 of the Belgian Companies Code, Belgacom declares the supplementary fees that it granted during the 2004 financial year to two auditors, members of the Joints Auditors: Ernst & Young Réviseurs d'entreprises S.C.C. and Callens, Guevar, Van Impe & Co. S.C.C.

The overview of the subject and the remuneration linked to exceptional assignments executed by the auditors within Belgacom S.A. under public law or a Belgian enterprise affiliated to Belgacom S.A. under public law in the sense of article 11 or a foreign affiliate is as follows:

- to Ernst & Young Réviseurs d'entreprises: € 1,026,330 for control assignments concerning the initial public offering, € 350,218 for other control assignments and € 6,250 for other assignments within Belgacom S.A. under public law and € 39.000 for other control assignments in affiliated enterprises in Belgium;
- to other members of the Ernst & Young network: € 20,758 for other assignments in foreign affiliates;
- to Callens, Guevar, Van Impe & Co.: € 5,750 for other control assignments in Belgacom S.A. under public law.

Position of conflicting interest in connection with the employee incentive plans

Mr. Didier Bellens declared, during the Board of Directors of 19 February 2004 and of 13 December 2004, to have a conflict of interest in connection with the employee incentive plans, item of the agenda of these Board meetings. In accordance with article 523 of the Belgian Companies Code, the minutes of these meetings are included in annex 1.

Information about the remuneration of members of the governing bodies

By virtue of a decision taken by the General Meeting on 12 April 1995, members of the Board of Directors that were appointed by the Belgian State, with the exception of the President & CEO, have the right to an attendance fee of EUR 619.73 per meeting, up to a ceiling of EUR 9,915.74 a year. They also have the right to directors' emoluments for an amount equal to the attendance fee.

On 19 February 2004, the General Meeting has changed these directors' remunerations and compensations as follows. An annual fixed compensation of € 50,000 for the Chairman of the Board of Directors and of € 25,000 for the other members of the Board of Directors, with the exception of the President & CEO, is foreseen. All members of the Board of Directors, with the exception of the President & CEO, have the right to an attendance fee of € 5,000 per attended meeting of the Board of Directors. Finally attendance fees of € 2,500 have been foreseen for each

member, with the exception of the President & CEO, of an advising committee to the Board of Directors. For the Chairman these attendance fees are doubled.
For 2004, a total amount of € 1,011 thousand has been paid out.

The total amount paid to members of the Belgacom Management Committee (BMC) as a whole, including the President & CEO, amounted to € 4,897 thousand in the year ending 31 December 2004. The members of the Belgacom Management Committee are Ms. B. Cosgrave, Ms. A. De Lathauwer and Messrs. D. Bellens, R. Stewart, Ph. Vander Putten, W. Mosseray and S. Alcott. This total covers the pecuniary benefits, both direct or immediate (basic pay, variable pay) and indirect (insurance, long-term profit-sharing scheme), which are related directly to the office held or which are awarded to members of the BMC.
Next to these pecuniary benefits, the BMC participated in the Discounted Share Purchase Plan (510,410 shares bought at an introduction price of € 24.5 with a discount of 16, 66 %) and the Employee Stock Option Plan (355,581 stock options acquired at a strike price of € 24.5).

Belgacom has, on its own initiative, appointed members of the BMC and of its staff to offices in companies, groups and organisms in which it has holdings and is involved. Such offices are unpaid. A list of the persons concerned is given in Annex 3.

In conclusion

We would kindly propose that you approve the annual accounts as they are presented herein and respectfully request that you grant discharges to the directors and auditors of the annual accounts for the performance of their mandate in the past financial year.

We would suggest that you ratify the decision made on April 2, 2004 by the Board of Directors and reappoint Mr. Oren G. Shaffer for a period which will expire on 31 December 2006.

Terms of office

Board members

The terms of office of Mrs. M. Durez and Messrs. J. Cornillie, D. De Buyst, M. Moll, N. Van Broekhoven and P. Van de Perre will come to an end on 23 December 2006.

The terms of office of Mrs. C. Cico, Mrs. C. Doutrelepont and Messrs. Georges Jacobs, M. Lippens and Ph. Van de Vyvere will expire on 31 December 2006.

The terms of office of Messrs. D. Bellens and T. Dilissen will expire on 1 March 2009.

The term of office of Mr. R. Tollet will expire on 30 September 2009.

The term of office of Mrs. L. Van den Berghe and Messrs. Ph. Hampton and P-A. De Smedt will expire on the date of the 2010 annual general meeting.

belgacom

N° TVA BE 202.239.951

Members of the Joint Auditors

Ernst & Young Statutory Auditors S.C.C. and Callens, Guevar, Van Impe & Co S.C.C.: mandate will expire on the date of the 2010 annual general meeting.
Mr. Rion: mandate will expire on the date of the 2010 annual general meeting.
Mr. Lesage: mandate will expire on June 30, 2008.

Term of office of the auditor responsible for certification of the consolidated accounts for the Belgacom Group

The term of office of Ernst & Young, Réviseurs d'entreprises SCC, will expire at the 2006 annual general meeting.

Yours truly,

On behalf of the Board of Directors,
Brussels, 24 February 2005



Theo DILISSEN
Chairman of the Board of Directors



Didier BELLENS
President & CEO

Annex 1: Position of conflicting interest in connection with the employee incentive plans (minutes of the meetings of the Board of Directors of 19 February 2004 and of 13 December 2004)
Annex 2: Activity report of the Remuneration Committee for 2004
Annex 3: List of members of the Belgacom Management Committee and members of the company's staff that hold offices in companies, groups and bodies in which Belgacom has holdings and is involved.

belgacom

N° TVA BE 202.239.951

Annexe 1

Minutes of the meeting of the Board of Directors of 19 February 2004

In accordance with article 523 of the Belgian Companies Code, the President & CEO, Mr. Didier Bellens, declares to have a conflict of interest in connection with the Employee Incentive Plans item of the agenda of the present Board meeting. Indeed, Mr. Bellens is also a proposed beneficiary under the Belgacom Senior Management Long Term Incentive Plan 2004 and shall also be offered the opportunity to purchase shares at a discount (outside the scope of the Belgacom Discounted Share Purchase Plan 2004 but with a possibility to obtain, under certain conditions, shares that remain available under this plan).

Mr. Bellens requests the Board to take note of his statement in this respect and to include the necessary statements in the management report of Belgacom relating to accounting year 2004.

Mr. Bellens shall also inform the auditor of Belgacom of this conflict of interests.

Mr. Bellens voluntarily decides not to participate in the deliberation and voting on such items on the agenda and leaves the meeting.

Having deliberated, the Board reaches the following decisions and adopts these resolutions:

<u>I. Approval of the Belgacom Discounted Share Purchase Plan 2004</u>

1. to implement the Belgacom Discounted Share Purchase Plan 2004 (hereafter referred to as the "DSPP"), subject to the condition precedent of the initial public offering (hereafter referred to as the "IPO") of Belgacom's shares on Euronext Brussels closing at the latest at midnight on 1 April 2004. Once implemented, the DSPP shall remain valid until expressly terminated by the Board;

2. to implement the first offering tranche under the DSPP, i.e. the IPO Retail Tranche subject to the condition precedent of the IPO closing at the latest at midnight on 1 April 2004. Such IPO Retail Tranche shall be offered immediately prior to IPO during a subscription period that shall commence on 8 March 2004 and end on 18 March 2004;

3. to approve the items, documents and other modalities regarding the DSPP and the IPO Retail Tranche as set out in Enclosure 2.A. to these minutes;

4. to mandate the Remuneration Committee to select the members of the Belgacom Management Committee which shall be entitled to participate in the IPO Retail Tranche of the DSPP;

5. to mandate the Remuneration Committee on the one hand, and the President & CEO on the other hand, each separately, to select any other Employee of Belgacom or its Affiliates (but excluding members of the Belgacom Management Committee) which shall be entitled to participate in the IPO Retail Tranche of the DSPP;

6. to mandate the Remuneration Committee on the one hand, and the President & CEO on the other hand, each separately and with powers of sub delegation, to take any other required or useful measures for the proper implementation of the DSPP as well as any other actions for the general administration of the DSPP (in accordance with article 10.1 of the DSPP rules), including the authorization to outsource certain activities to ING Belgium (and to approve and sign any related mandate letters, service level agreements or other required documents);

II. Approval of the Belgacom Senior Management Long Term Incentive Plan 2004

7. to implement the Belgacom Senior Management Long Term Incentive Plan 2004 (hereafter referred to as the "LTIP") subject to the condition precedent of the IPO of Belgacom's shares on Euronext Brussels closing at the latest at midnight on 1 April 2004. Once implemented, the LTIP shall remain valid until expressly terminated by the Board;

8. to implement the first offering tranche under the LTIP, i.e. the IPO Tranche subject to the condition precedent of the IPO closing at the latest at midnight on 1 April 2004. Such IPO Tranche shall be offered at the time of the IPO;

9. to approve the items, documents and other modalities regarding the LTIP and the IPO Retail Tranche as set out in Enclosure 2.B. to these minutes;

10. to mandate the Remuneration Committee to select the members of the Belgacom Management Committee which shall be entitled to participate in the IPO Tranche of the LTIP;

11. to mandate the Remuneration Committee on the one hand, and the President & CEO on the other hand, each separately, to select any member of Top Group Resources or other designated Employees of Belgacom or its Affiliates (but excluding members of the Belgacom Management Committee) which shall be entitled to participate in the IPO Tranche of the LTIP;

12. to mandate the Remuneration Committee on the one hand, and the President & CEO on other hand, each separately and with powers of sub delegation, to take any other required or useful measures for the proper implementation of the LTIP as well any other actions for the general administration of the LTIP (in accordance with article 12.1 of the LTIP Rules), including the authorization to outsource certain activities to ING Belgium (and to approve and sign any related mandate letters, service level agreements or other required documents);

13. to determine that the following persons who are not employees of Belgacom shall also be permitted to participate in the IPO Tranche of the LTIP: Mr. Didier Bellens (President & CEO) and Mr. Ray Stewart (CFO).

    The Exercise Period applicable to the offers made to Messrs Bellens and Stewart shall be eight (8) years as from 22 March 2004, thereby derogating from the general LTIP terms and conditions and thus constituting a separate plan (it being understood that all other terms and conditions of the LTIP and the IPO Tranche shall remain fully applicable).

In this respect, the Board confirms to have been informed of the conflict of interest for Mr. Bellens but resolves nonetheless, in view of Mr. Bellens' contribution and commitment to the continued success of Belgacom, that it is in the company's interest to allow Mr. Bellens to participate in the IPO Tranche of the LTIP.

In accordance with article 523 of the Companies Code, the Board hereinafter sets out the financial consequences of the offer made to Mr. Bellens under the IPO Tranche of the LTIP:

- Maximum value of the stock options granted to Mr. Bellens 697,415 €;
- Cost for Belgacom: no immediate cash cost for Belgacom, only risk of a capital loss at the moment of sale of shares to Mr. Bellens.

(all capitalized terms shall, unless stated otherwise, have the meaning as ascribed to them in the LTIP Rules)

III. Approval of the separate offerings to purchase shares made to Mr. Didier Bellens and Mr. Ray Stewart

14. *to determine that a separate offering (falling outside the scope of the* DSPP) to purchase shares of Belgacom at a discount shall be made to the following persons who are not employees of Belgacom: i.e. Mr. Didier Bellens (President & CEO) and Mr. Ray Stewart (CFO). To this effect a separate offer letter will be sent to the aforementioned persons informing them that they are entitled to purchase up to a guaranteed purchase number equal to 10% of their annual gross salary (the exact amount of which shall be specified in their offer letter). In addition, Messrs Bellens and Stewart shall be permitted to participate (on the same proportional basis as any employees participating in the general DSPP) in any allocation of Excess Shares available under the general DSPP IPO Retail Tranche. To this effect, the total number of remaining shares available under the general DSPP IPO Retail Tranche shall be aggregated with any remaining shares available under the separate offering made to Messrs Bellens and Stewart in accordance with article 6.2.5 of the DSPP Rules and allocated proportionately over the participants in both offerings having elected to purchase Excess Shares. In no event shall Messrs. Bellens and Stewart be entitled to invest more than 5 times their Annual Gross Salary (as defined in the DSPP Rules) under the IPO Retail Tranche (taking into account any Excess Shares purchased).

    A discount of 16.66% on the IPO Retail Price will be offered to Messrs Bellens and Stewart provided that they commit in writing to irrevocably block their shares (i.e. so as to ensure their non-transferability) acquired under this offering for a period of two and a half years (following the transfer of title to the shares). No other conditions shall be applicable to the offers made to Messrs Bellens and Stewart.

    In this respect, the Board confirms to have been informed of the conflict of interest for Mr. Bellens (which could also be deemed to extend to the resolutions taken under 2.A above) but resolves nonetheless, in view of Mr. Bellens' contribution and commitment to the continued success of Belgacom, that it is in the company's interest to allow Mr. Bellens to purchase shares at a discount.

In accordance with article 523 of the Companies Code, the Board hereinafter sets out the financial consequences of the offer made to Mr. Bellens:

- guaranteed purchase number available to Mr. Bellens : value of 124,113 €;
- Cost for Belgacom: 24,811 € (assuming Mr. Bellens will not purchase more shares than the guaranteed purchase number – it is at this stage unknown if Mr. Bellens will elect to purchase Excess Shares).

15. to mandate the Remuneration Committee with powers of sub delegation, to take any other required or useful measures for the proper implementation and general administration of the offering made to Messrs Bellens and Stewart.

IV. Approval of the Joint Committee resolution 2003-12/1925

In compliance with the provisions of Article 35, par. 2 of the law of 21 March 1991 on the reform of certain economic public-sector companies, the Board of Directors confirms the resolution with file reference 2003-12/1925 with respect to the Employee Incentive Plans that was approved on 18 December 2003 by the Joint Committee with a two-thirds majority.

Minutes of the meeting of the Board of Directors of 13 December 2004

In accordance with article 523 of the Belgian Companies Code, the President & CEO, Mr. D. Bellens, declared at the December 13, 2004 Board of Directors meeting to have a conflict of interest in connection with the Employee Incentive Plans item of the agenda of the present Board meeting. Indeed, Mr. D. Bellens has also been a proposed beneficiary under the Senior Management Long Term Incentive Plan 2005 and the Short Term Incentive Plan 2005.

Mr. D. Bellens requested the Board to take note of his statement in this respect and to include the necessary statements in the management report of Belgacom relating to accounting year 2005.

Mr. D. Bellens has also informed the auditor of Belgacom of this conflict of interests.

Mr. D. Bellens voluntarily decided not to participate in the deliberation and voting on such items on the agenda.

Based upon the recommendations of the Remuneration Committee of 21 September 2004, 19 October 2004 and 9 December 2004 and having deliberated, the Board reached the following decisions and adopted the following resolutions:

I. Approval of the Senior Management Long Term Incentive Plan 2005

1. to implement the Belgacom Senior Management Long Term Incentive Plan 2005 (hereafter referred to as the "LTIP 2005") with as a condition precedent, the approval of the booklet by the Board of Directors. Once implemented, the LTIP 2005 shall remain valid until expressly terminated by the Board;
2. to implement the tranche under the LTIP 2005. Such tranche shall be offered on 25 April 2005;
3. to retain possession of all the necessary treasury shares needed for the LTIP 2005 as well as any dividend that might be paid out to these treasury shares as from the offer date, during the exercise period of the plan and for as long as not all options are exercised or forfeited pursuant the LTIP 2005 Plan Rules.

4. to approve the items, documents and other modalities regarding the LTIP 2005 and the tranche as set out in Enclosure 2.A. of the Board material;
5. to mandate the Remuneration Committee to select, pursuant to the Nomination and Remuneration Charter, the members of the Belgacom Management Committee whom shall be entitled to participate in the tranche of the LTIP 2005;
6. to mandate the Remuneration Committee on the one hand, and the President & CEO on the other hand, each separately, to select any member of Top Group Resources or other designated Employees of Belgacom or its Affiliates (but excluding members of the Belgacom Management Committee) whom shall be entitled to participate in the tranche of the LTIP 2005;
7. to mandate the Remuneration Committee on the one hand, and the President & CEO on the other hand, each separately and with powers of sub delegation, to take any other required or useful measures for the proper implementation of the LTIP 2005 as well as any other actions for the general administration of the LTIP 2005 (in accordance with article 12.1 of the LTIP 2005 Rules), including the authorization to outsource certain activities to ING Belgium (and to approve and sign any related mandate letters, service level agreements or other required documents);

In this respect the Board confirms to have been informed of the conflict of interest for Mr. D. Bellens but to resolve nonetheless, in view of Mr. D. Bellens' contribution and commitment to the continued success of Belgacom, that it is in the company's interest to allow Mr. D. Bellens to participate in the tranche of the LTIP 2005 as set out in Enclosure 2.A. of the Board material;

In accordance with article 523 of the Companies Code, the Board hereinafter sets out the consequences of the offer made to Mr. D. Bellens under the tranche of the LTIP 2005:

- Cost for Belgacom: no immediate cash cost for Belgacom, only risk of a capital loss at the moment of sale of shares to Mr. D. Bellens

  (all capitalized terms shall, unless stated otherwise, have the meaning as ascribed to them in the LTIP 2005 Rules)

II. Approval of the Short Term Incentive Plan 2005

1. to annul the bonus system for the Senior Management and the Belgacom Management Committee ;
2. to implement the Short Term Incentive Plan 2005 (hereafter referred to as the "STIP 2005") as set out in Enclosure 2B of the Board material;
3. to approve the items, documents and other modalities regarding the STIP 2005 as set out in Enclosure 2.B. of the Board material;
4. to implement the Discounted Share Purchase Plan 2005 (hereafter referred to as the "DSPP 2005"), as part of the STIP 2005 and as set out in Enclosure 2.B to these minutes with as a condition precedent, the approval of the booklet by the Board of Directors;
5. to implement the tranche under the DSPP 2005 for all Senior Management excluding members of the Belgacom Management Committee. Such tranche shall be offered on 25 April 2005, during a subscription period that shall commence on 25 April 2005 and end on 10 May 2005.
6. to approve the items, documents and other modalities regarding the DSPP 2005 and the tranche as set out in Enclosure 2.B. of the Board material;
7. to implement the Complementary Pension Plan 2005 (hereafter referred to as the "CPP 2005"), as part of the STIP 2005 and as set out in Enclosure 2.B. of the Board material;

8. to mandate the Remuneration Committee pursuant to the Nomination and Remuneration Charter, to select the members of the Belgacom Management Committee which shall be entitled to participate in the STIP 2005;
9. to mandate the Remuneration Committee on the one hand, and the President & CEO on the other hand, each separately, to select any member of the Top Group Resources of Belgacom or its Affiliates (but excluding members of the Belgacom Management Committee) which shall be entitled to participate in the STIP 2005;
   With respect to the Employee Incentive Plans, the Board agrees with and approves the following recommendations made by the Remuneration and Nomination Committee, and requests management to ensure that they are being complied with: the Committee gives a positive recommendation with respect to the STIP, as this recommendation only is for one year and can be reviewed afterwards. However, some of the KPI's still require further discussion and decision. The Committee also gives a positive recommendation on the broad lines of the LTIP. With respect to the proposed increases of BMC LTIP Percentages, the Committee indicated to management that they preferably should be rediscussed between the Committee and the individual BMC members, so the Committee recommends to postpone a decision on these percentages till a later date. Furthermore, a comment is made that all plans and conditions should be established in such a manner that special capital or other transactions would not have an impact on the amounts granted to management.
10. to mandate the Remuneration Committee on the one hand, and the President & CEO on the other hand, each separately and with powers of sub delegation, to take any other required or useful measures for the proper implementation of the STIP 2005 as well as any other actions for the general administration of the STIP 2005, including the authorization to outsource certain activities. (and to approve and sign any related mandate letters, service level agreements or other required documents);
11. to confirm to have been informed of the conflict of interest for Mr. D. Bellens but resolve nonetheless, in view of Mr. D. Bellens' contribution and commitment to the continued success of Belgacom, that it is in the company's interest to allow Mr. Bellens to participate in the STIP 2005.

Activity Report of the Nomination & Remuneration Committee Year 2004

In 2004, the Nomination & Remuneration Committee had 11 meetings and 1 conference call.

At the occasion of the IPO of Belgacom in March 2004, the composition of the Nomination & Remuneration Committee has been revised. At the same time, a formal Charter of the Nomination & Remuneration Committee has been established.

We will make a clear distinction in this year's report between the pre- and post-IPO activities of the Nomination & Remuneration Committee.

Pre-IPO Activities

1. *Nomination & Remuneration of the Board of Directors and of the Board Committees*

The Committee advised the Board of Directors in connection with the Charter of the Board of Directors and the Charters of the three Committees of the Board : the Nomination and Remuneration Committee, the Audit and Compliance Committee and the Strategy and Business Development Committee.

The Committee also advised the shareholders in connection with the composition of the new post-IPO Board and Board Committees and the remuneration of its respective members.

The Committee also led the process for the selection of the new Board members.

2. *Nomination & Remuneration of Belgacom Management Committee (BMC)*

The Committee advised in connection with the special Discounted Share Purchase Plan (DSPP) for the CEO and the CFO.

The Committee prepared the proposed employment contract for Mr Ray Stewart, CFO, for decision by the Board.

3. *Remuneration Plans*

The Committee advised the Board of Directors in connection with the :

- Recurring Stock Option Plan for CEO, BMC and Top Group Resources (TGR)
- The one-time DSPP for all employees.

The Committee approved the :

- Long Term Incentive Plan 2002, 2003 and the one-time IPO Stock Option Grant for CEO, BMC and TGRs
- Bonus (performance year) 2003 for CEO & BMC
- Exceptional IPO-grant for a few non-TGR actively involved in IPO-preparation.

Post-IPO Activities

1. *Nomination & Remuneration of the Board of Directors and of the Board Committees*

The Committee advised the Board in connection with the replacement of Mr. Lloyd Kelley as member of the Board of Directors by Mr. Oren Shaffer.

The Committee gave detailed feedback to the Board in connection with the process that has been followed by the Belgian State in connection with the appointment of Mr. Theo Dilissen as Chairman of the Board in replacement of Mr. Jan Coene.

2. *Nomination & Remuneration of the BMC*

The Committee advised in connection with the appointment of Mr. Scott Alcott as COO of Fixed Line Services and of Mr. William Mosseray as Chief Strategy Officer.

The Committee advised the Board of Directors in connection with the Charter of the BMC.

The Committee advised in connection with an exceptional non-recurrent bonus package for a BMC member.

3. *Remuneration Plans*

The Committee advised the Board in connection with the key performance indicators for the performance years 2004 and 2005.

The Committee reviewed the decision of the BMC in connection with the new car policy.

The Committee advised the Board in connection with the new proposed Long Term and Short Term Incentive Plans for CEO, BMC, TGR and a limited number of non-TGRs.

The Committee advised the Board in connection with some derogations for TGR's under the stock option plan and stock appreciation rights rules.

Next to this, the Committee also closely followed up on employee satisfaction and started to prepare itself for its new Corporate Governance role. Such role was allocated to it by the Board of Directors.

belgacom

VAT BE 202.239.951
Bijlage/Annexe/Annex 3

PARTICIPATIONS - BELGACOM - PARTICIPATIES
(mandat exercé à titre gratuit)
(mandaat onbezoldigd)
(mandate not remunerated)

PARTICIPATIES/PARTICIPATIONS	LEDEN/MEMBRES/MEMBERS per 31/12/2004
BDS	J. Heynen W. Van Lishout E. Van Den Berghe
BELGACOM MOBILE	D. Bellens P. Vander Putten R. Stewart W. Mosseray B. Cosgrave M. Georgis
BELGACOM SERVICES	R. Stewart G. Geerkens C. Van Nevel P. Neyt
BELGACOM OPAL	O. Moumal E. Van Den Berghe W. Van Lishout
BELGACOM INVEST	O. Moumal C. Van Nevel
CONNECTIMMO	K. Vankeirsbilck O. Moumal S. Van Casteren
CERTIPOST	J. Heynen P. Neyt N. Pinkhof
CITIUS	E. Van Den Berghe W. Van Lishout
WIN	P. d'Oultremont N. Pinkhof J. Heynen P. Van Gaelen
DAD	S. Alcott N. Pinkhof W. De Meyer
BELGACOM INTERNATIONAL CARRIER SERVICES (BICS	B. Cosgrave N. Pinkhof

PARTICIPATIES/PARTICIPATIONS	LEDEN/MEMBRES/MEMBERS per 31/12/2004
FINBEL RE	N. Pinkhof O. Moumal C. Van Nevel
BELGACOM FINANCE	N. Pinkhof O. Moumal C. Van Nevel
9TELECOM	P. d'Oultremont
BELGACOM SKYNET	S. Alcott B. Becks R. Woodruff J. Heynen
EXPERCOM	J. Heynen L. Leunis N. Pinkhof
A.R.C.C.	G. Tytgat E. Nickmans
BELGACOM DEUTSCHLAND	R. Stewart B. Cosgrave P. Verdingh
BELGACOM UK	R. Stewart B. Cosgrave P. Verdingh
BELGACOM NEDERLAND BV	R. Stewart B. Cosgrave P. Verdingh
BELGACOM USA	R. Stewart B. Cosgrave P. Verdingh A. De Lathauwer
BELGACOM ASIA	R. Stewart B. Cosgrave P. Verdingh F. Schepens A. De Lathauwer
BELGACOM ITALY	R. Stewart B. Cosgrave P. Verdingh
BELGACOM PORTUGAL	R. Stewart B. Cosgrave P. Verdingh
BELGACOM GmbH (Austria)	R. Stewart B. Cosgrave P. Verdingh
BELGACOM JAPAN KK	R. Stewart

belgacom

VAT BE 202.239.951
Bijlage/Annexe/Annex 3

PARTICIPATIES/PARTICIPATIONS	LEDEN/MEMBRES/MEMBERS per 31/12/2004
	B. Cosgrave P. Verdingh F. Schepens
BELGACOM SPAIN	R. Stewart B. Cosgrave P. Verdingh
BELGACOM SWITZERLAND	B. Cosgrave
BELGACOM SWEDEN AB	R. Stewart B. Cosgrave P. Verdingh
BELGACOM CHINA	R. Stewart B. Cosgrave P. Verdingh F. Schepens
BELGACOM PRESENCE (FR)	R. Stewart B. Cosgrave P. Verdingh
BGC «VENTURE» PARTICIPATIONS M-Brussels Invest (B) StreamCase NV (B) Pefa-Com (B) Netfund Europe (B) Info2Clear (B) Explio (B)	 W. Van Lishout W. Van Lishout / D. Lybaert W. Van Lishout W. Van Lishout W. Van Lishout W. Van Lishout
TRITONE TELECOM BV	W. Van Lishout
EUTELSAT	B. Cosgrave
ZENITH	W. Van Lishout
FLAGEY	S. Van Casteren
ALERT SERVICES HOLDING	J. Heynen O. Moumal
EUROPEAN TELEPORT	P. De Roeck S. Van Casteren A. Heylens





ERNST & YOUNG

Ernst & Young
Reviseurs d'Entreprises
Bedrijfsrevisoren
Avenue Marcel Thiry 204
Marcel Thirylaan 204
B-1200 Bruxelles - Brussel

Tel : +32 (0)2 774 91 11
Fax: +32 (0)2 774 90 90

FREE TRANSLATION

REPORT OF THE AUDITOR ON THE CONSOLIDATED FINANCIAL STATEMENTS OF BELGACOM SA DE DROIT PUBLIC/NV VAN PUBLIEK RECHT FOR THE YEAR ENDED 31 DECEMBER 2004 TO THE SHAREHOLDERS' MEETING OF 13 APRIL 2005

In accordance with legal requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the consolidated financial statements of Belgacom SA de droit public/NV van publiek recht (hereafter "the Company") as of and for the year ended 31 December 2004, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the responsibility of the Board of Directors and which show a balance sheet total of 5,368 millions of EUR and a consolidated net income for the year of 922 millions of EUR. We have also examined the Directors' report.

Unqualified audit opinion on the consolidated financial statements

We conducted our audit in accordance with the standards of the Belgian Institute of Registered Auditors ("Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to consolidated financial statements.

In accordance with those standards, we considered the group's administrative and accounting organisation, as well as its internal control procedures. We have obtained the explanations and information required for our audit. We examined, on a test basis, evidence supporting the amounts in the consolidated financial statements. We have assessed the validity of the accounting principles used, the basis of consolidation and significant accounting estimates made by the company, as well as the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements present fairly the Company's consolidated equity and financial position as of 31 December 2004 and the results of its operations for the year then ended, in accordance with IFRS.

Société civile ayant emprunté la forme d'une société coopérative à responsabilité limitée
Burgerlijke vennootschap die de rechtsvorm van een coöperatieve vennootschap met beperkte aansprakelijkheid heeft aangenomen
RPM Bruxelles - RPR Brussel - B.T.W. - T.V.A. BE 0446 334 711
Banque - Fortis - Bank 210-0905900-69

Other certification and information

We supplement our report with the following certification and information that do not modify our audit opinion on the consolidated financial statements:

- As disclosed in note 2 to the consolidated financial statements, the Company obtained the authorization of the Minister of Economic Affairs to issue consolidated financial statements in accordance with IFRS as endorsed by the European Commission. The Company applies all international financial reporting standards effective as at 31 December 2004 except for its share option plan issued in 2004 for which it has elected to early apply IFRS 2 ("Share-based Payments"). As a first-time adopter in 2003, the Group applied IFRS 1 ("First-time Adoption of IFRS") together with its exemption in respect of business combinations that occurred prior to the transition date of 1 January 2001;

- The consolidated Directors' report contains the information required by law and is consistent with the consolidated financial statements;

- We also reported separately on our audit of the same consolidated financial statements conducted in accordance with International Standards on Auditing.

Brussels, 18 March 2005

Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A.
represented by

Ludo Swolfs
Partner

Appendix 5

belgacom

March 2005

proxy

Extraordinary General Meeting
of 13 April 2005 (11:30 a.m.)

The undersigned (name and first name/name of the company) :

....

Residing at/with its registered office at :

....

....

Owner of [quantity] bearer shares (1) in Belgacom SA under public law

registered share certificates (1) in Belgacom SA under public law

(1) cross out the unsuitable statement

hereby appoints the following person as a proxy:

Last name and first name :

....

Address:

....

To represent him/her at the company's Extraordinary General Meeting, which will be held at 11:30 a.m. on Wednesday, 13 April in the Belgacom Surf House, Rue Stroobants 51, 1140 Evere.

Done at ...., ... 2005.

Signature(s) : ....

Legal persons must indicate the last name, first name and position of the persons signing this letter.




Appendix 4

belgacom

March 2005

proxy

Annual General Meeting
of 13 April 2005 (10 a.m.)

The undersigned (name and first name/name of the company) :

....

Residing at/with its registered office at :

....

....

Owner of [quantity] bearer shares (1) in Belgacom SA under public law

registered share certificates (1) in Belgacom SA under public law

(1) cross out the unsuitable statement

hereby appoints the following person as a proxy:

Last name and first name :

....

Address:

....

To represent him/her at the company's Annual General Meeting, which will be held at 10 a.m. on Wednesday, 13 April in the Belgacom Surf House, Rue Stroobants 51, 1140 Evere.

Done at ...., ... 2005.

Signature(s) : ....

Legal persons must indicate the last name, first name and position of the persons signing this letter.





Belgacom group - invitation to shareholders

- The Board of Directors of Belgacom SA under public law is pleased to invite its shareholders to attend the annual general meeting on Wednesday, 13 April 2005 at 10:00 a.m. The meeting will take place in the Belgacom Surf House, rue Stroobants 51, 1140 Brussels, Belgium. Immediately following the meeting, at 11:30 a.m., an extraordinary general meeting will be held at the same location.
- We kindly request that you arrive at least 45 minutes before the start of each meeting, so that registration formalities can be completed.

Agenda - annual general meeting

1. **Examination of the annual reports of the Board of Directors with regard to the annual accounts and consolidated annual accounts at 31 December 2004.**
2. **Examination of the reports of the Board of Auditors with regard to the annual accounts and consolidated annual accounts at 31 December 2004.**
3. **Examination of the information provided by the Joint Committee.**
4. **Examination of the consolidated annual accounts at 31 December 2004.**
5. **Approval of the annual accounts at 31 December 2004.**

   Motion for a resolution: approval of the annual accounts with regard to the financial year ended on 31 December 2004, including the following allocation of the results:

Profit for the financial year	531.692.827,37	
Transfers from Reserves available for Distribution	195.735.722,67	
Amount to be appropriated	727.428.550,04	
Other Allocation (Personnel)	27.428.550,04	
Gross Dividends *	700.000.000,00	

(*) : Or a gross dividend of EUR 1.93 per share, entitling shareholders to a dividend net of withholding tax of EUR 1.45 per share

6. **Granting of discharge to the members of the Board of Directors.**
   Motion for a resolution: Granting of a discharge to the members of the Board of Directors for the exercise of their mandate during the financial year closed on 31 December 2004.
7. **Granting of discharge to the members of the Board of Auditors.**
   Motion for a resolution: Granting of a discharge to the members of the Board of Auditors for the exercise of their mandate during the financial year closed on 31 December 2004.
8. **Appointment of Board Members and remuneration**

8.1 *Motion for a resolution: To renew the Board* Member mandate of Mr. Oren Shaffer for a period which will expire on 31 December 2006.
To set the remuneration for the mandate of Mr. Oren Shaffer as follows, in accordance with the recommendation of the Nomination and Remuneration Committee:

- Fixed annual remuneration of EUR 25,000;
- Attendance fees of EUR 5,000 per Board meeting attended;
- Attendance fees of EUR 2,500 per Board advisory committee meeting attended;
- EUR 2,000 per year to cover communications costs.

8.2 Motion for a resolution: To set the remuneration for the mandate of Mr. Theo Dilissen as follows, in accordance with the recommendation of the Nomination and Remuneration Committee:

- Fixed annual remuneration of EUR 50,000;
- Attendance fees of EUR 10,000 per Board meeting attended;
- Attendance fees of EUR 5,000 per Board advisory committee meeting chaired;
- EUR 4,000 per year to cover communications costs.
  Mr. Dilissen will also have at his disposal a car an driver for professional purposes.

9. Miscellaneous

The annual general meeting will be able to deliberate validly irrespective of how many shareholders are present or represented. With regard to the decision concerning the appointment of Mr. Oren Shaffer, the Belgian State may not participate in the voting, pursuant to Article 18§3 of the Company's Articles of Association.

Agenda - extraordinary general meeting

1. **Renewal of the powers of the Board of Directors as regards the buyback of the Company's shares. Change to Article 13, paragraph 2 of the Articles of Association.**
   Motion for a resolution: Motion to renew, for an 18-month period (beginning on 14 April 2005), the Board of Directors' authority to acquire the maximum number of shares allowed by law. The price of such shares may not exceed the highest closing price during the 30-day trading period preceding the transaction plus 5%, it may not be less than the lowest closing price during the 30-day trading period preceding the transaction *minus 10%*.
   The current authorization ends on 25 September 2005. During the extraordinary general meeting, the attendees will be requested to renew this authorization, so that it will not be necessary to convene a separate shareholder meeting.
2. **Introduction of voting by letter for shareholder meetings**
   Insertion of the following article (39bis) in the Articles of Association:

   All shareholders may vote by letter at any shareholder meeting. To do so, they must complete *a form with the following information:* (i) the name and address of the shareholder's registered office, (ii) the number of shares the shareholder will represent when voting and (iii) a clear indication, for each item on the agenda, of the shareholder's vote: Yes, No or Abstain. As regards the establishment of a quorum, only those forms received by the Company, at the address in the convocation, no later than three working days before the day of the meeting, will be taken into account. The Board of Directors may also organize an electronic vote. It will determine the practical modalities for such a vote and ensure that whatever system is used permits shareholders to cast the votes referred to above and permits *organizers to control* whether votes have been received by the prescribed deadlines.

   Shareholders who vote by letter (including electronically) must comply with the formalities concerning prior notification described in Article 34 of the Articles of Association.
3. **Powers regarding Items 1 and 2.**
   Motion for a resolution: Motion to grant all powers to the Secretary General, including that of replacement, for the purpose of coordinating the Articles of Association to reflect the resolutions above.

In order for the motion for a resolution regarding Item 1 of this agenda to be validly approved, the shareholders attending the meeting in person or by proxy must represent at least one-half of the Company's share capital. The resolution must be approved with four-fifths of the vote (Article 559, Commercial Companies Code).

In order for the motion for a resolution regarding Item 2 of this agenda to be validly approved, the shareholders attending the meeting in person or by proxy must represent at least one-half of the Company's share capital. The resolution must be approved with 75% of the vote (Commercial Companies Code and Article 40, Articles of Association).

In order for the motion for a resolution regarding Item 3 of this agenda to be validly approved, the shareholders attending the meeting in person or by proxy must represent at least one-half of the Company's share capital. The resolution must be approved by a simple majority of the vote (Commercial Companies Code and Article 38, Articles of Association).

Under Article 41§4 of the Law of 21 March 1991, any amendment to the Articles of Association comes into effect only following approval by the Crown, in a Royal Decree deliberated in the Council of Ministers.

Practical arrangements

To take part personally or by proxy in one or both meetings, company shareholders are required to comply with the deposit and registration obligations, as set out in Article 34 of the Articles of Association.

Owners of bearer shares must deposit their bearer shares by Friday, 8 April 2005 at an agency of Fortis Bank, ING Bank, KBC Bank, Petercam, *specifying whether they want to take* part in the annual general meeting and/or the extraordinary general meeting. Shareholders whose shares are deposited in a bank must present a certificate drawn up by an authorized account holder or clearing body, by the same date and at the same location as specified above. The certificate must confirm that the shares which the shareholder wants to represent at the meeting(s) are unavailable until 13 April 2005. For each meeting, the bank must issue an acknowledgement of receipt for the specific deposit, which the shareholder or his/her representative must present in order to be admitted to the meeting.
To be able to take part in the meetings, the holders of registered shares must have registered in Belgacom's shareholder register no later than three working days before the date of the meetings. In addition, by Friday, 8 April 2005, they must inform us in writing (Belgacom, Secretary General, Bd. du Roi Albert II, 27 (Room 26U021), B-1030 Brussels), by e mail (secretary.general@belgacom.be) or by fax *(+32 2 202 52 00) how many shares they wish to* represent in the voting session at (i) the annual general meeting and/or (ii) the extraordinary general meeting.

The holders of bonds, subscription rights and certificates issued with the cooperation of the *company, who, under the terms of Article 537 of* the Commercial Companies Code, are entitled to attend each meeting with an advisory vote only, are asked to follow the same deposit and prior notification formalities as those imposed on shareholders.

Under Article 35 of Belgacom's Articles of Association, shareholders may designate another person as their proxy by letter, telegram, telex or fax. If you arrange to be represented by a third party, please complete and sign the proxy forms available on our website: www.belgacom.be/investor (one form for each meeting). The proxy form must be sent by Friday, 8 April 2005 to Belgacom, Secretary General, Bd. du Roi Albert II, 27 (Room 26U021), B-1030 Brussels – by e-mail (secretary.general@belgacom.be), or by fax (+32 2 202 52 00).
Please give the signed originals to your proxy. He/she will be required to present them to company representatives on the day of the meeting in order to be admitted.

*At present, voting by letter is not provided for i*n the Company's Articles of Association. A resolution will be submitted during the extraordinary general meeting to add this option to the Articles of Association, so that shareholders may vote by letter in the future.

Natural persons attending the meetings in thei[r] capacity as shareholders, proxies or representatives of a legal person must be able to show proo[f] of their identity in order to be admitted to th[e] meeting. The representatives of legal person[s] are required to prove their capacity of represen[ta]tative or special proxy.

As from Tuesday, 29 March 2005, on workin[g] days and during normal opening hours, the hold[ers] of shares, bonds, subscription rights and cer[tificates] issued with the cooperation of the com[pany] may obtain copies of the documents to b[e] submitted by law, from the following address:

Belgacom, Boulevard du Roi Albert II, 27, 103[0] Brussels.

The documents will also be available o[n] Belgacom's website: www.belgacom.be/investor

Leaving of Jean-Claude Vandenbosch

13/01/2004

In an internal statement, Didier Bellens, CEO of Belgacom, has informed the staff members that as of today the collaboration between Belgacom and Jean-Claude Vandenbosch, President of the Wireline Business Unit, has ended.

Jean-Claude Vandenbosch started his career as Sales Engineer with Burroughs. After a few years, he entered Hewlett-Packard, holding successive sales positions before becoming Managing Sales Director, a position he held during ten years, before moving to KPN Orange as Chief Executive Officer in 1999. He then joined the Belgacom Group in May 2001 as President of the Wireline Business Unit.

An external search has been launched for the replacement of Jean-Claude Vandenbosch. His current responsibilities will be ad interim managed by Scott Alcott, currently at the head of the Group Strategy Unit.

Didier Bellens has expressed his most sincere thanks to Jean-Claude Vandenbosch for everything he has done for Belgacom for almost three years. He has brought a lot of dynamism and enthusiasm to help Belgacom meet its challenges, added Didier Bellens.

belgacom

online support search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner

Partnership between Skynet and RTBF

26/01/2004

As of Monday January 26th the morning and evening editions of the RTBF TV-news are available on the RTBF and Skynet websites.

Surfers can consult the broadcast in its entirety or by item. The project is the result of a collaboration between Belgacom Skynet and RTBF's "i-médias" department.

The images will be available in 3 levels of streaming quality:
- 500 kbps for Belgacom ADSL users (Belgacom ADSL Skynet Go/Plus)
- 200 kbps for all other broadband users
- 50 kbps for all dial-up users

The project is part of Skynet's strategy to offer Belgacom ADSL users specific broadband content: video, music, games, etc. Skynet and RTBF see this project as a first step towards a broader collaboration. In 2003, Skynet realised several similar collaborations with Flemish broadcasters such as VRT and VMMa.

Click here to watch the RTBF TV-news (only available in French)

Belgacom Group: Preliminary 2003 consolidated results (unaudited)

28/01/2004

- **Strong results**
- **Growth of consolidated revenues and profits*.**
- **Successful efforts to focus resources on core business, simplify organisation, and reduce costs.**

NOT FOR RELEASE IN THE UNITED STATES

Belgacom, the leading telecommunications operator in Belgium, today releases the following extract from its unaudited consolidated results for the financial year ending December 31, 2003. All data is stated under IFRS (International Financial Reporting Standards) and will be submitted to the Board of Directors and General Shareholder Meeting for approval on February 19, 2004. The figures presented below are therefore estimates. Final figures will be reported on February 19, 2004.

This is the first time that Belgacom has published results based on IFRS accounting standards. The Group has decided to report under IFRS from 2003 onwards, with a restatement of the previous two years.

EUR million	2001	2002	2003
Revenues*	5,467	5,338	5,454
EBITDA*	2,026	2,020	2,250
EBITDA Margin*	37.1 %	37.8 %	41.3 %

Despite increasing competitive pressure and a difficult economic environment, the Belgacom Group has succeeded in achieving growing revenues and profits, mainly driven by the increase in mobile subscribers, mobile data traffic (primarily SMS) and fixed broadband services (ADSL).

During 2003, Belgacom had revenues (before non-recurring items) of EUR 5,454 Mio, up 2.2 % compared to the same period in 2002, when it amounted to EUR 5,338 Mio.

There has been a 51.8% increase in the number of broadband connections, amounting to 785,000 on 31 December 2003.

* Excluding non-recurring items: gains and losses from the sale of consolidated companies, restructuring costs and the EUR 897 Mio (before tax) charge in 2003 due to the transfer of the pension fund for the legal pension of its current and former statutory employees and their survivors to the Belgian State.

On 31 December 2003, Belgacom Mobile had 4.201 Mio active customers**, compared to 4.076 Mio at the end of 2002. There were 4.349 Mio SIM cards on the network, compared to 4.253 Mio at the end of 2002.

Income from data services represented 14% of Belgacom Mobile turnover in 2003 and grew by 26% compared to 2002. Both figures are proof of the increasing importance of data in the mobile business.

EBITDA (before non-recurring items) increased by 11.4%, from EUR 2,020 Mio in 2002 to EUR 2,250 Mio in 2003.
The increase in EBITDA was driven by the good performance of the fixed-line business, where margins increased due to continuous cost control, and the strong performance of Belgacom Mobile, driven by revenue growth and tight cost control.

The Group's non-recurring item in 2003 was an extraordinary charge of EUR 897 Mio at the EBITDA level due to the pension top-up.

Net Profit Group Share amounted to EUR 172 Mio, compared to EUR 1,142 Mio in 2002

** "Active customer" means a customer who has made or received a call or sent an SMS message in the last three months.

In 2002, the Group realised significant gains on the disposals of certain group companies (EUR 1,076 Mio after tax) and incurred restructuring charges from the launch of the BeST (Belgacom e-Strategic Transformation) program (EUR 499 Mio after tax). In 2003, the Group incurred an exceptional charge related to the transfer of its pension fund for the legal pensions of its current and former statutory employees and their survivors and related liabilities to the Belgian State (EUR 592 Mio after tax).

Excluding these non-recurring items, the Net Profit Group Share in 2003 would amount to EUR 764 Mio, 35% higher than the comparable net profit group share of EUR 565 Mio in 2002.

Commenting on the preliminary results for 2003, Didier Bellens, President and Chief Executive Officer, said:

"The Belgacom teams have achieved excellent results in 2003, in spite of tougher-than-ever competition on the Belgian market. I would like to thank all staff members for the great job they have done. We have succeeded in maintaining leadership on all key market segments. But above all, we have launched the crucial process of transforming the vision, the strategy and the organization of the company in order to meet all future challenges. Our priorities in 2004 will be to further build and motivate strong teams, continue to simplify our working methods and relations with customers, as well as reduce costs. We are focused on the Belgian market and on providing the services that are important to our clients."

This document may not be published, distributed or transmitted in the United States. These materials do not constitute an offer to sell or the solicitation of an offer to buy securities. Securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the United States Securities Act of 1933.

Proximus: Strong results in 2003

29/01/2004

NOT FOR RELEASE IN THE UNITED STATES

Churn decreased by 17%
despite full impact of Mobile Number Portability in 2003

In 2003, Proximus once again achieved very good results maintaining a share of active customers and a market share above the European average. Despite the full impact of mobile number portability launched in October 2002, Proximus managed to decrease his churn by 17% in 2003, as a consequence of his successful loyalty strategy. The high share of active customers, the increase of Data traffic and the decrease of the churn had a positive effect on the turnover who increased by more than 7%. The profitability expressed in terms of EBITDA rose with more than 10%.

In a mature Belgian market where more than 8 million people now own a mobile telephone, Proximus once again posted excellent results for the year 2003. The operator's market share slightly decreased at 54.4% of active customers end of 2003 vs. 55.8% end of 2002 (Proximus estimates). Over the same period, the active customers' rate slightly increased from 96% up to 96.6%, which is above the European average.

Started in 2001, a successful loyalty strategy allowed Proximus to decrease his churn by 17% in 2003, despite the full impact of the mobile number portability facility launched in October 2002.

In absolute figures, Proximus currently has 4,201,313 active customers, representing an increase of 125,690 active customers compared with the end of 2002. The number of SIM cards registered on the Proximus network is 4,348,736 (1,779,475 subscribers and 2,569,261 Pay&Go cards), compared to 4,253,416 at the end of 2002 (+ 95,320 cards). At the same time, Proximus has also maintained a very high customer satisfaction rate both in residential and business segments, which places it among the leading European operators.

Data traffic has increased by 26% over the year, attributable primarily to the increase in SMS traffic. At the end of 2003, 278,223 Proximus customers had activated the MMS service launched in November 2002. Data traffic now reaches 14% of Proximus' total turnover

Every month, more than 200,000 customers use the Proximus Intr@ctive portal service. As a consequence of the reinforced co-operation with Vodafone announced in November 2003, Proximus will offer exclusive access to Vodafone live! to its Belgian customers during 2004. Now available in 15 countries,

Vodafone live! enables customers to use picture messaging, download polyphonic ringtones and colour games, and browse branded infotainment from the latest integrated camera phones through an easy to use, icon driven menu. Proximus customers will benefit from this enhanced service, which will include current Proximus Interactive local content.

The high share of active customers, the increase of Data traffic and the decrease of the churn had a positive effect on the turnover who increased by more than 7%. The profitability expressed in terms of EBITDA rose with more than 10%.

Finally, in July 2003, Proximus has been the first Belgian mobile operator to take up the technical challenge of third-generation mobile telephony, almost two months earlier than the official start date. The commercial launch of the first UMTS commercial services is planned for 2005 at the latest.

Commenting on the results for 2003, Philippe Vander Putten, Chief Executive Officer Proximus, said:

"2003 has been yet another strong year for Proximus, due to the commitment of our 2330 staff members. I would like to thank them all for the great job they have done. Keeping such a high level of quality and customer satisfaction both in Residential and Business markets is quite an achievement after 10 years of activity. Our priorities in 2004 will be to further deliver the most reliable, innovative and easy to use mobile communication for the benefit of all our customers".

*Proximus defines an active customer as any holder of a mobile telephone who has sent or received a call or a SMS message over the last three months.

This document may not be published, distributed or transmitted in the United States. These materials do not constitute an offer to sell or the solicitation of an offer to buy securities.
Securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the United States Securities Act of 1933.

Belgacom Group: 2003 consolidated figures

19/02/2004

- **Audited figures established by Board of Directors and approved by the General Assembly of Shareholders;**
- **New Corporate Governance rules under way;**
- **Board of directors proposes new Directors to the General Assembly of Shareholders upon IPO.**

not for release in the united states

The General Assembly of Shareholders today approved Belgacom's consolidated figures for the financial year 2003. The consolidated financial statements have been prepared under International Financial Reporting Standard (IFRS). This is the first year in which the Group is reporting under IFRS and the results for 2001 and 2002 presented herein have been restated under IFRS.

Despite increasing competitive pressure and a difficult economic environment, the Belgacom Group has succeeded in growing revenues and profits. During 2003, Belgacom posted consolidated revenues (before non-recurring items) of EUR 5,454 Mio, up by 2.2 % compared to 2002 (EUR 5,338 Mio). This improvement is mainly driven by the increase in mobile subscribers, mobile data traffic and fixed broadband services.

Belgacom Mobile had 4.201 Mio active customers*, compared to 4.076 Mio at the end of 2002 and there were 4.349 Mio SIM cards on the network, compared to 4.253 Mio at the end of 2002. Mobile Communications Services revenues increased by 7% due to a an increase of active clients and a strong growth in mobile data services (primarily SMS).

Fixed Line Services saw a 51.8% increase in the number of broadband connections (ADSL), which equals to 785,000 (including wholesale connections) as of 31 December 2003.This increase was one of the main contributors to the growth of Group revenues.

Consolidated EBITDA (excluding non-recurring items) increased by 11.4%, from EUR 2,020 Mio in 2002 to EUR 2,250 Mio in 2003. This increase was mainly driven by continuing cost control and the reduction in personnel expenses due to the BeST program in Fixed Line Services and the strong performance of Belgacom Mobile, driven by revenue growth and tight cost control. The EBITDA margin (excluding non-recurring items) was 41.3% in 2003.

The Group's non-recurring items were, in 2002, significant gains and losses on disposal of consolidated companies (EUR 1,076 Mio after tax) and restructuring costs linked to the BeST program (EUR 499 Mio after tax), and in 2003, an extraordinary charge of EUR 897 Mio (or EUR 592 Mio after tax) due to the transfer of the Pension Fund to the Belgian State.

Net Income (Group Share) amounted to EUR 172 Mio, compared to EUR 1,142 Mio in 2002.Excluding the impact of non-recurring items, the Net Income (Group Share) in 2003 was EUR 764 Mio, 35% higher than the comparable figure of EUR 565 Mio in 2002.

Investments for the Group amounted to EUR 502 Mio, which represented a decrease of EUR 64 Mio compared to 2002, due to lower levels of investment in fixed-line and mobile infrastructures.

Although the Group contributed EUR 1,381 Mio to its pension fund in connection with the transfer of its legal pension obligations for statutory employees to the State and bought back shares (EUR 325 Mio), the Group ended 2003 with a positive net financial position of EUR 157 Mio, placing Belgacom at the forefront of European telecom operators in terms of indebtedness with a AA-/Aa3 rating.

At 31 December 2003, the Belgacom Group employed 17,541 people (full-time equivalents), as compared with 19,003 a year earlier. This reduction in staff reflects the continued gradual implementation of the BeST program.

At the end of December 2003, Belgacom SA/NV and the representative trade unions reached a collective agreement for 2002-2005. The agreement contains an evenly distributed set of policy measures, including added purchasing power, the dismantling of certain disparities between categories of staff in the Group and improvement in the quality of work.

Through this important and balanced collective agreement, the Company believes it will be possible to continue to develop the company in a climate of peaceful social dialogue.

The Board of Directors proposed to pay out a dividend of EUR 395 Mio in respect of 2003 to its existing shareholders which has been approved by the General Assembly of Shareholders.

belgacom

online support search

Belgacom Group | private | professional

* about us
* press corner
  * various documents
* working at Belgacom
* corporate citizenship
* sponsoring
* investor corner

You are here : press corner

Prospectus

23/02/2004



For legal reasons, these documents regarding the initial public offering of Belgacom will only be available as of 2 May
Thank you for your comprehension.


belgacom

Belgacom IPO launched

03/03/2004

For legal reasons, these documents regarding the initial public offering of Belgacom will only be available as of 2 May
Thank you for your comprehension



belgacom

online support search

Announcement of indicative price range of between 23 EUR and 26.5 EUR per share

07/03/2004

For legal reasons, these documents regarding the initial public offering of Belgacom will only be available as of 2 May
Thank you for your comprehension.








Announcement of offer price of EUR 24,50 per share. Offer proceeds of EUR 3,3 billion.

21/03/2004

Not for release in the United States

For legal reasons, these documents regarding the initial public offering of Belgacom will only be available as of 2 May Thank you for your comprehension.

belgacom

online support search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner

IPO Belgacom

30/03/2004

For legal reasons, these documents regarding the initial public offering of Belgacom will only be available as of 2 May
Thank you for your comprehension







belgacom



New independent Board member appointed and new composition of Board Committees approved

02/04/2004

For legal reasons, these documents regarding the initial public offering of Belgacom will only be available as of 2 May Thank you for your comprehension




Proximus, 1st operator to start 3G services in Belgium

08/04/2004

Proximus targets businesses first with 3G opening the door to high-speed mobile working

Proximus today announces the commercial launch of its 3G services. Reinforcing its Mobile Business Solutions strategy - tailored to help companies increase their productivity, efficiently control their costs and generate revenues - Proximus 3G service targets business customers first with the Vodafone Mobile Connect 3G/GPRS datacard, Europe's first high speed laptop datacard.

Selected business customers are already using the Proximus 3G network and the Vodafone Mobile Connect Card to evaluate its potential implementation in their companies. Proximus 3G coverage is available in six major cities: Brussels, Antwerp, Ghent, Charleroi, Liège and Namur. It will extend in those cities and include 6 more cities by the end of 2004.

With data rates of up to 384kbps, the Vodafone Mobile Connect 3G/GPRS datacard enables Proximus business customers to access all their usual office applications like e-mail, calendar and internet at up to 7 times the speed of a fixed line dial up, and up to 10 times the speed of GPRS.

Designed to meet the needs of individuals, small businesses and large corporate customers alike, the Vodafone Mobile Connect 3G/GPRS datacard plugs into a laptop and provides a simple, integrated and secure means of accessing information and data anytime, anywhere, staying always connected while only paying for the information they actually send or receive.

All users benefit from seamless inter-working across Proximus' UMTS and GPRS networks. When entering 3G coverage areas, users will experience significantly higher data speeds. Where users are outside the range of 3G coverage the service automatically switches to the Proximus GPRS network, which covers more than 99% of the Belgian population.

As from 13 May, the Vodafone Mobile Connect 3G/GPRS datacard will be available for all customers at 371,07 EUR VAT excl. Proximus data bundles for business customers are available starting from 2 EUR VAT excl. for 1 MB. Proximus also introduces a new 100 MB bundle for 50 EUR VAT excl.

3G roaming will be available from the beginning in Belgium's neighbouring countries, soon after extending across Europe and beyond. Of course, customers will still be able to roam on 2 & 2.5G in with all existing partners.

Philippe Vander Putten, Chief Executive Officer Proximus:

"Proximus introduced GSM to Belgium in 1994. It has continued to innovate ever since, developing a superior quality network stretching across the country and

offering state-of-the-art products to all its customers, private and professional. The launch of our first 3G services is a major milestone in Proximus' journey. With significantly higher data rates and greater capacity, business customers will really start to see and experience the huge benefits of 3G, by being able to do more, faster."

By investing in UMTS technology, Proximus intends to offer its customers a comprehensive mobile solution to access the information they need, regardless of the technology they use, i.e., GSM, GPRS, UMTS or Wireless LAN. Over the period 2004-2006, Proximus plans to invest between 150 and 200 million EUR in its UMTS network.

Consumer 3G services, such as mobile video telephony e.g., are currently being tested and are expected to be launched by Proximus during 1st half 2005, once it will have reached Proximus' standards of quality and once the market is ready.

3G is one of the key enablers that will help Proximus to meet one of its goals of increasing its Data ARPU (average revenue per user) up to 25% of its Total ARPU in the next five years.

First visible customer benefit of the Proximus Vodafone alliance

The Vodafone Mobile Connect 3G/GPRS datacard is the first visible customer benefit of the Proximus Vodafone alliance for Proximus customers. Announced last November, the reinforcement of the existing partnership between Proximus and Vodafone will lead the partners to roll out new products and services on the Belgian market as well as increase operational synergies.

About Proximus
On 31 December 2003, Proximus had 4,201,313 active customers*. Proximus, the leading Belgian mobile telephony operator, is owned by the Belgacom Group (75%) and by Vodafone (25%). Belgacom is listed on the First Market of Euronext Brussels, under "BELG".

* An active customer is any mobile telephone user who has sent or received a call or an SMS message during the last three months.

Vodafone, Vodafone Mobile Connect and Vodafone live! Are trade marks of the Vodafone Group. Other product and company names mentioned herein may be trade marks of their respective owners.







online support search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner

Belgacom wins its case against Telenet for deceptive comparative advertising.

07/05/2004

"Did you know that you pay 20% more for national calls with Belgacom?" This was the key message of a widespread and aggressive advertising campaign launched by Telenet in September last year.

In Belgacom's opinion, however, the Telenet posters and advertisements were completely deceptive. That the higher rate only concerned the call set-up charge was only indicated in a list of footnotes in small print.
Belgacom did not hesitate to institute legal proceedings in September 2003 against Telenet for deceptive comparative advertising. In its judgment of 21 April, the Mechelen commercial court ruled in favor of Belgacom on this matter. Telenet is prohibited from further pursuing this advertisement on pain of fines of up to EUR 1,000,000!
The judge prohibited Telenet from making "any deceptive comparative advertising between its rates and those of Belgacom SA for fixed telephony" in the future. Based on this ruling, Belgacom can now quickly ask for an injunction if Telenet were to make such deceptive comparisons again.




belgacom

Arbitrator finds for Belgacom in TDC case

18/05/2004



On 13 May 2004 the Netherlands Arbitration Institute ruled in favor of Belgacom in the request for arbitration that Danish operator TDC had initiated against the company in October 2002.

The request for arbitration related to the allocation of profits realized from the 2 August 2000 agreement under which Belgacom and TDC transferred their holding in Ben Nederland (now T-Mobile Nederland) to T-Mobile.

After a failed attempt at mediation, in October 2002 TDC submitted the case for arbitration to the Netherlands Arbitration Institute. TDC had demanded total compensation from Belgacom of approximately €91 million. Because of its potential impact, the issue was reported in the prospectus published in the run-up to the Belgacom IPO.

On 13 May 2004 TDC's demand was dismissed in its entirety in a final decision by the Netherlands Arbitration Institute.




belgacom

online support search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner

Skynet takeover of Eduline

03/06/2004

Kid City, the most popular Belgian website for youngsters aged 6 to 12, is now 100% Skynet

Skynet has reached an agreement to buy Averbodes 50% participation in Eduline. This means Eduline is now fully owned by Skynet. The joint-venture Eduline was created in 2000. Eduline is the company behind www.kidcity.be, the most popular Belgian website for youngsters aged 6-12.

Via this takeover Skynet aims to create more synergies between Kid City and its portal Skynet.be. These synergies are to be found in a better integration of both sites, more specifically in the area of applications, authentication and rich media content.

Skynet intends to reinforce Kid City's leading role and use Kid City as its main communication device towards this age group. Consequently, both the number of employees and the brand remain unchanged. Moreover, Skynet and Averbode Editions have the outspoken intention to continue developping a positive interaction between their own media.

Today, Kid City boasts an audience of approximately 120.000 unique visitors a month and has agreements with advertisers such as Ferrero, H&M, Schweppes and KBC.

Belgacom Skynet offers a broad range of content services and complete solutions for e-marketing. Its portals welcome audiences of all ages, totaling over 2,9 million visitors per month. Skynet's e-mail marketing tools JustForYou and CarsForYou are the reference on the Belgian market.





belgacom

Proximus launches Vodafone live!

16/06/2004

On 21 June, Proximus will be the first operator to launch Vodafone live! in Belgium. Vodafone live!, the industry-leading, multi-media consumer service offering, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers' mobile devices. Vodafone live! has an exclusive range of MMS-compatible handsets all with colour screens, and built-in cameras.

In April 2000, Proximus became the first GSM operator in Belgium to make information services, logos and ringtones accessible via mobile telephone. In August 2002, Proximus introduced Mobile Chat, the first chat service accessible via mobile telephone. In November 2002, Proximus launched another innovation: the first MMS service in Belgium. In March 2003, Proximus introduced Belgium's first location-based services. The mobile multimedia services are already a reality for Proximus customers: in 2003 the portal Proximus Inter@ctive had nearly 200,000 clients every month and MMS seduced some 278.000 customers by end of 2003.

Today, by adding Vodafone live! to its portfolio of services, Proximus is going even further and offering its customers the most integrated, most intuitive and user-friendly multimedia service package. Launched in October 2002, Vodafone live! quickly became the industry-leading multimedia service and as at 31 March, 2004 had connected more than 7.5 million customers in 19 countries worldwide.

Vodafone live! is an intuitive, icon-based browsing system. The user interface is identical on all Vodafone live! handsets, making it unrivalled in terms of ease of use: access to services in just one click. In addition to MMS, MMS Post Card, Real Tones - real samples of songs used as ringtones -, a broad range of Java High-Definition games and practical information, news and fun, Vodafone live! offers access to exclusive content never before seen in Belgium (Ferrari, Cityguide,...). As from the launch more than 200 different contents will be available via Vodafone live! ! and new content regurlarly will be added. Moreover, the Belgian content of Proximus Inter@ctive is integrated into the Vodafone live! proposition.

Get a Vodafone live! handset for as little as €169

In order that its customers can fully take advantage of the Vodafone live! experience, Proximus has selected three handsetswith which to launch: the Sagem myV 55 (€169 incl. VAT); the Sharp GX 15 (€209 incl. VAT); and the Sharp GX 30 with built-in 1 megapixel camera (€429 incl. VAT). This range will be gradually extended over the following months and will likely include some 20 mobile telephones by the end of 2004.

Proximus has not forgotten its customers who are not planning on changing their handsets in the near future; they will still be able to enjoy the rich content offering of Vodafone live! on their current mobile, but without the icon menu specific to Vodafone live! .

By launching Vodafone live! in Belgium, Proximus is making the best that multimedia has to offer available to all and positioning itself as the provider on this market. Proximus hopes to sign 100,000 Vodafone live! users by the end of 2004. Vodafone live! fully fits the strategy of Proximus of increasing its Data ARPU

up to 25% of its Total ARPU in the next five years.

Multimedia Access and Multimedia Packet

Proximus will offer two formulas enabling its customers to sample the wide range of Proximus Multimedia Services:

- Multimedia Access, a tailor-made formula for occasional users, who will pay by session (€0.50/200 KB);
- Multimedia Packet, an all-included monthly formula (€7.50/3 MB and 5 free MMS messages).

These two formulas constitute an attractive replacement for the WAP rates applicable until today.

To celebrate the launch of Vodafone live! , Proximus is offering the customers who have a Vodafone live! handset the opportunity to sample Vodafone live! free for one month. To sign up for this offer, simply send an SMS with the keyword "promo" to short number 2324 from your new Vodafone live! handset by 31 July 2004.

› **http://www.proximus.be**




belgacom

"Only via 1405" : A new directory assistance initiative

23/06/2004

A new service has been added to 1405 to respond to the growing demands of the public at large. Mobile telephone users can now make their GSM number accessible but only to the 1405 directory assistance service. Users can even be accessible via 1405 without giving away their GSM number: the 1405 operator simply transfers number requested without communicating the number.

Over 260,000 GSM numbers are currently available and accessible at the touch of a few buttons via the 1405 directory assistance service and the paper-based or electronic (CD ROM and Internet) directories. Whilst the number of GSM numbers concerned is by no means negligible, the majority of GSM owners are still hesitant about communicating their mobile number.

A brand new service: your GSM number available "Only via 1405".

Increasingly, to deal with emergencies, we need the GSM numbers of colleagues, parents or business contacts. We may also miss urgent or important calls (from the children's school, a doctor, etc.) because we are not available at that particular moment. To strike a happy balance between two apparently irreconcilable concepts, privacy and availability, the 1405 service is now offering the Only via 1405 option to the customers of all three Belgian mobile networks. As indicated by its name, mobile telephone owners who subscribe to this free service can be sure:
* that their mobile numbers are available to 1405.
* but not published elsewhere, whether in the Directory White Pages, Internet or CD ROM, and are not sold for direct marketing purposes.
Better still, mobile telephone customers can now ensure that they are accessible at all times via 1405 without disclosing their own numbers. The 1405 operator simply transfers the call to the mobile number of the person requested without ever disclosing that person's number.
Over the coming weeks, the 1405 service will be stepping up its information campaigns and channels to encourage the 8.5 million mobile telephone customers to communicate their numbers free of charge:
* either by calling 0800 11 111 (toll-free);
* or via the Internet site www.numerosmobiles.be

› click here to communicate your mobile number

Summary of the 1405 initiatives already undertaken recently :

* July 1999: Call Link option or direct connection to the person being called;
* January 2000: Sherlock, the 1408 automatic identification service, is launched;
* October 2001: The Talking Yellow Pages are launched;
* February 2002: emergency duty doctors are made available via 1405;
* March 2002: the 1405 service becomes accessible to ALL the Belgian networks,

fixed-line and mobile;
* April 2002: SMS confirmation of the number requested (for mobile telephone customers);
* February 2003: launch of the SMS directory assistance service;
* April 2004: new 1405 pictogram;
* June 2004: "Only via 1405" option.

The 1405 national directory assistance service at a glance:

* 40 million calls per year, i.e., 145,000 calls every working day;
* 550 operators spread between eight call centers;
* service available 24/7, 365 days per year;
* service accessible to ALL Belgian telephones (fixed-line and mobile);
* Service in four languages: 1307 (FR), 1207 (NL), 1407 (DE) and 1405 (EN).





belgacom



Belgacom reshapes Management Committee 24/06/2004

The Belgacom Board of Directors has appointed Scott Alcott and William Mosseray to two new positions on the company's Management Committee.
The initial, encouraging results of two external mobility projects were also presented.
These steps are meant to support Belgacom's efforts to become "Best in Class": to be one of Europe's best telecommunications companies.

Organization

In an effort to even better align Belgacom's fixed-line activities with the needs of its customers, Scott Alcott has been appointed Chief Operating Officer (COO) of Fixed Line Services (reporting to Didier Bellens). He will be responsible for all fixed-line operational activities that impact the customers. His new organization will have four main functional areas (Sales & Customer Care, Marketing, Customer Operations and Network & IT), each of which will be responsible for all customer segments.

William Mosseray has been appointed Chief Strategy Officer (CSO) of the Belgacom Group with as primary responsibility ensuring the effective integration of the company's various strategic activities. He will oversee Corporate Programs, Strategy and Regulatory matters.

The Belgacom Management Committee (BMC), which leads the Belgacom Group, is now composed of seven members: Didier Bellens (President & CEO), Bridget Cosgrave (President of International Carrier Services), Astrid De Lathauwer (Chief Human Resources Officer), Scott Alcott (COO of Fixed Line Services), William Mosseray (CSO), Ray Stewart (CFO) and Philippe Vander Putten (CEO of Mobile Communication Services (Proximus)).

External Mobility

The Board of Directors was informed today of the positive response to two "external mobility" projects recently proposed to statutory employees:

* Electronic identity card (e-ID). The objective is to assist the government in distributing electronic ID cards more rapidly, for which extra personnel in the municipalities is required;
* Central emergency number (112). The current emergency numbers (100 and 101) are being bundled into a single centralized emergency number: 112. Additional call centers will be required to ensure that such calls are handled smoothly.

To date 319 employees have applied for the first wave of open positions in these projects. A second wave is planned for September. For these 2 projects, there are 610 positions in total which can be taken up by Belgacom employees.
Belgacom will continue to place a high priority on these kinds of external mobility solutions because they guarantee a future for the employees while meeting the company's needs.

In a related matter, the Board acknowledged the first results of the 'Forward'

analysis, which reviews the work organization and staffing levels in function of future needs. The Board mandated the CEO to continue negotiations in that respect with the trade unions, as agreed under the Collective Labor Agreement 2002-2005, which was concluded in December 2003.









Belgacom 2004 half-year results: solid performance

26/08/2004

Net income is up 10% and both Cash Flow before Financing Activities and Earnings Per Share show an increase of 20%. Since the listing on Euronext Brussels, the share price has consistently been outperforming the sector.

- **The full press release in pdf format**
- **The half-year report 2004**

belgacom

Press Release **26 August 2004**

Belgacom 2004 half-year results: solid performance

Net income is up 10% and both Cash Flow before Financing Activities and Earnings Per Share show an increase of 20%. Since the listing on Euronext Brussels, the share price has consistently been outperforming the sector.

Highlights

- Group Revenues are up by 1.3% to EUR 2,752 million compared to June 2003
- Operating income before depreciation and amortization progressed by 4.8% to EUR 1,235 million versus June 2003
- Fixed Line Services was marked by fierce competition, but a successful "Win back" program together with new product and tariff launches has countered this partially
- In an increasingly challenging environment, Mobile Communications Services increases service revenue by 5% and maintains an EBITDA margin above 50%, confirming its position of "Best-in-Class" operator in Belgium
- International Carrier Services revenues suffered from an increased level of competition in the market and fell by 7% but total volume of minutes transported increased by 6%.
- Decision to cancel 70% of treasury shares

Business Update

1. Fixed Line Services (FLS):

Market Dynamics : fierce competition in the fixed line market

Voice
In the first half of 2004, the fixed voice market continued to face substitution towards mobile and alternative communication means (e-mail, chat, instant messaging...). Moreover 2004 started off with a very aggressive attack from our competitors. Both fixed and mobile operators hit FLS with numerous promotions, cut-the-wire campaigns and very aggressive price-perception campaigns. Several fixed voice operators also announced Mobile Virtual Network Operator (MVNO) activities, adding mobile voice services to their portfolio.

Broadband Internet
The Internet market in Belgium continued to grow in the first half of 2004 (+2.7% vs. December 2003), be it at a lower pace. Narrowband Internet access is further decreasing (19% fewer users) in favor of broadband Internet access (+13%). Broadband is by far the most popular Internet access technology (74% of all Internet connections in Belgium are broadband). Belgium has one of the highest broadband penetration rates in terms of the percentage of households penetrated (approximately 33% as of 30 June 2004).
The growth in broadband in 2004 is being stimulated by the launch of 'Light' offers by competitors. The 'Light' service offers customers an entry-level broadband package at a limited price.

Data market
In the data market, competitors strengthened their position through consolidation. Integrators are also becoming active on the high end telecom market.

FLS successfully addressed these challenging market dynamics by a coherent marketing strategy addressing all 4 P's -product, price, place and promotion- in order to retain a maximum of customers, attract new customers and win-back previous ones; and develop and offer new products and services creating new revenue streams.

New product and service launches
FLS launched new attractive products and services. In May 2004 'Discovery Line' was launched including a discount program for the conventional fixed line telephone with a lower subscription fee (EUR 6.50 a month) and higher charges for outgoing calls (additional charge of EUR 0.15 per minute on top of the usual Belgacom call charges). This product is mainly aimed at the large number of mobile-only households.

To further stimulate the broadband market and as a reaction to competitive moves FLS launched 'Belgacom ADSL Light' for EUR 29.95 a month in June. This offer has not cannibalized our existing ADSL offer.

To counter the threat of integrators on the professional market and in order to create new revenue streams by going up higher in the value chain, FLS focused on its Network and System Integration unit. This focus took the form of new managed BiLAN services and the acquisition of a major data center, thereby completing our product portfolio.

Attractive tariff plans
Innovative pricing concepts were launched and promoted including new unlimited calling packages (Belgacom No Limit), fixed-price calling packages (Belgacom Talk) and discount formulas (Value Packs).

Promotions
Continuous aggressive promotions and a well aligned timing of the promotions (e.g. between voice and broadband) allowed the company to win-back and attract new customers.
A large scale communication campaign was launched to improve the price perception of Belgacom in the market and to counter competitive claims by creating awareness around our tariff plans.

Channel strategy
Our multi-channel strategy was pursued with a strong focus in the professional market on the direct sales channel (BOOST program) : our presence was "boosted" by increasing the customer visits and contacts, promoting tailor-made loyalty programs and increasing the awareness of our total solution portfolio.

FLS also launched strong win-back initiatives and campaigns based on our new attractive tariff plans.

Dedicated win-back teams obtained positive results by contacting customers and offering beneficial proposals that fit the client's calling profile. Half year results for win-back are in line with the forecast. By 30 June 2004 more than 60.500 customers had been won back. In the 2nd half year this effort will be maintained and even increased.

Broadway
The Broadway project, a network investment program to enable value added services, is on track. As of 30 June 2004 225 remote optical platforms have been installed and content negotiations are ongoing. In November 2004 Belgacom starts to test interactive digital television (iDTV) services.

As in the first half of 2004, the fixed telecom market will continue to face major challenges. Through its win-back initiatives, image campaigns and product innovations FLS is determined to maximize voice resilience and to further stimulate broadband growth to resist market saturation.

New functional organization
In order to achieve operational excellence and to become "Best-in-Class", FLS decided to simplify its organizational structure. Belgacom Group CEO Didier Bellens will also act as CEO of FLS. The operational branch, led by COO Scott Alcott, will ensure quality and will focus on marketing (bringing together the 4 P's of marketing in one division), customer care and sales. This new organization will enable several cost-saving initiatives thanks to the streamlining of responsibilities and additional synergies between teams.

External mobility

Belgacom still has a large number of statutory employees, who benefit from a life-long employment. To guarantee a future for these employees while trying to meet the company's needs, we have recently proposed two **"external mobility"** projects to these employees:

- **Electronic identity card** (e-ID). The objective is to assist the government in distributing electronic ID cards more rapidly, for which extra personnel in the municipalities is required;
- **Central emergency number** (112). The current emergency numbers (100 and 101) are being bundled into a single centralized emergency number: 112. Additional call centers will be required to ensure that such calls are handled smoothly.

At the end of June, 292 employees had applied for the first wave of open positions in these projects. A second wave is planned for September. In total, there are 610 positions which can be taken up by Belgacom employees.
Belgacom will continue to place a high priority on these kinds of external mobility solutions.

2. Mobile Communications Services (MCS):

Fierce competition
MCS faced an increased level of competition from the two other players in the market: one focused strongly on the Business segment, while the other one attacked the residential prepaid market with numerous promotions and publicities. In addition, many MVNO's entered the market and announced activities.

In this difficult environment, MCS launched numerous initiatives to counter their efforts. Each initiative was linked to one of the strategic axes identified at the beginning of the year:

Maintain leading market share

MCS has maintained its leadership position with around 52.2% market share of active customers; this represents 4,233,286 customers (1,737,946 Postpaid and 2,495,340 Prepaid). This is an increase of 68,200 customers over a one year period (from June 2003 to June 2004), in spite of the mobile number portability. This excellent performance was possible, amongst many other initiatives, through our differentiating commercial approach, where each client can choose the tariff plan that best suits his needs. The launch of new tariff plans such as Exprimo, Pay&Go Evening Talk for its residential clients and the Business Package Easy for its business customers are just a few examples.

Focus on loyalty of high value customers

MCS has always focused on customer loyalty. This strategy has once again proven successful as churn for the first half of 2004 was merely 17.6%, which is in line with the 2003 year end results of 17.7%. Various successful initiatives were launched such as a granted number of free minutes / SMS for its 10th anniversary or the introduction of a new loyalty scheme for the Pay&Go club (an identical program to the Proxiclub for residential clients).

At the same time MCS kept a very high level of customer satisfaction, both in the residential and in the business segments, which maintains it amongst the "Best-in-Class" operators in Europe (one of the criteria is the quality of customer service and the superior network quality of MCS, in particular with regards to indoor coverage).

Increase ARPU

ARPU growth is another important objective. At the end of June 2004, blended ARPU was EUR 40.9 for the active customer base which represents a 2.4% increase compared to the same period last year. This represents an average of EUR 19.7 for a Prepaid customer (compared to EUR 19.0 at the end of June 2003) and EUR 71.0 for a Postpaid customer (compared to EUR 68.4). The improved ARPU combined with the larger active customer base has contributed to the increase in services revenues by 5%. The service revenue growth was partially offset by higher credits and discounts granted to customers during the campaign celebrating the 10th anniversary of Proximus (total revenue, including handset sales, increased by 3.4%).

Data Services revenue grew by 22% in the last year and now represents 16.1% of services revenues. Even though SMS still represents the bulk of data (MCS customers sent more than 1 billion SMS in the first six months of 2004, which is an increase of 9% compared to the first six months of 2003), other data traffic (premium SMS, WAP, MMS...) increased spectacularly by 76% in one year.

On the other hand MCS reconfirmed its innovative spirit, being the first operator to commercially launch the UMTS network with the "Vodafone mobile connect card" that was specially designed for the business market. In addition Vodafone live!, the most integrated mobile multimedia offer, was introduced to Belgian residential clients.

Maintain an efficient cost structure

As a final objective, MCS confirms that it has continuously managed to control its cost structure, in spite of the increased pressure on interconnection costs which increased significantly (EUR 20 million) between the first half of 2003 and the first half of 2004.

All of these initiatives and operational results have allowed MCS to reaffirm its profitability with an EBITDA margin of 52%. This, together with MCS' achievements in regard to market share, churn and ARPU, validates its position as a "Best-in-Class" mobile operator in Europe.

3. International Carrier Services (ICS):

Market dynamics

The first half of 2004 saw aggressive pricing schemes by competitors to win market share. The pressure on price and margins was foreseen at the time of the IPO, yet impacted revenue slightly more than anticipated. A weak US dollar continues to provide some competitive leverage to operators quoting prices in that currency.

Voice volumes year-on-year grew as foreseen, due to the growth in mobile traffic that offset a slight decline in fixed originated traffic. This confirms that ICS' choice to focus on the mobile segment is the right one to capture the sector growth.

Profitability

Gross margin per unit was (negatively) impacted by the same aggressive price competition and was only partially offset by favorable exchange impact on costs of goods sold and by the continued cost reduction operating expenses particularly related to network. ICS will continue to focus on cost control, through further back-office automation, while maintaining an excellent bad debt control program to get to the lowest cost structure.

Strategy

The strategy to look for longer term upsides in the sector is maintained. ICS believes this strategy, as highlighted at the time of the IPO is confirmed by the current market trend with increased pressure from competitors.

Focus on the most profitable customers and destinations: ICS will further strengthen its position in higher margin regions by capturing more traffic to and from newly liberalized regions in Africa, Middle East and Asia, where the Singapore and Dubai sales offices play an important role.

Capture growth from mobile operators: ICS will continue to capture more voice volumes from this growth sector and focus its product portfolio in this segment. The newly launched messaging suite (SMS and MMS), and the strengthening position in roaming products (signaling and GPRS roaming) will ensure responsiveness to customer needs.

Increase scale: ICS will continue to evaluate consolidation opportunities as they emerge. Focus of this exercise is to increase the long-term traffic volumes, optimize utilization of the network and achieve operating cost savings.
ICS believes that consolidation opportunities in the wholesale carrier market will emerge. To enable participation in possible consolidation opportunities within the international carrier business, Belgacom has decided to approve the legal separation of the International Carrier Services segment (NewCo) as a 100% private company subsidiary from Belgacom NV/SA public law company. The primary purpose of this separation is to serve as a vehicle for the International Carrier Services consolidation strategy. Newco will be able to participate in capital transactions with auditable financial statements and will serve as the platform for the execution of the strategy.

Financial Results

Comments on consolidated figures

Total revenues of the group increased by 1.3%, up to EUR 2,752 million. The Group's revenues are impacted by competitive pressure on the traditional voice business and in the International Carrier Services segment. Total revenues include the gain on disposal of property and a compensatory amount relating to the IPO transaction (EUR 35 million).

The Group's operating income before depreciation and amortization grew by 4.8%, driven by a revenue increase of EUR 35 million and by a decrease in operating expenses of EUR 22 million, including one-time items related to the reversal of provisions for litigations. Operating expenses include the recognition of an impairment loss on ICS (EUR 20 million) and non-recurring expenses in respect of restructuring costs for the external mobility plans mentioned earlier (EUR 24 million).

Total revenue per business segment

EUR million	Six months ended 30 June			
	2003		2004	
Fixed Line Services	1,553	57.2%	1,570	57.0%
Mobile Communications Services	1,072	39.5%	1,108	40.3%
International Carrier Services	318	11.7%	296	10.8%
Inter segment eliminations	-227	-8.3%	-222	-8.1%
Total	**2,717**	**100.0%**	**2,752**	**100.0%**

This 1.3% year-over-year increase is driven by following elements:

- **Fixed Line Services** revenues increased year-over-year by 1%. The growth in broadband and in national wholesale revenues is partly offsetting the decline in voice access and voice traffic revenues. Two one-time items (the gain on the sale of a property and a compensatory amount related to the IPO transaction) also positively impacted this segment's revenue.
- **Mobile Communications Services** revenues increased year-over-year by 3.4% as a result of the services revenues growth (5%), the revenue growth was however partly offset by some exceptional credits and discounts granted for the 10th anniversary of Belgacom Mobile.
- **International Carrier Services** revenues suffered from an increased level of competition in the market and fell by 7% while total volume of minutes transported increased by 6%.

Operating income before depreciation and amortization (EBITDA) per business segment

EUR million	Six months ended 30 June			
	2003		2004	
Fixed Line Services	592	50.2%	694	55.2%
Mobile Communications Services	575	48.8%	576	45.8%
International Carrier Services	11	0.9%	-12	-1.0%
Total	1,178	**100.0%**	1,258	**100.0%**
Non-recurring expense	0		-24	
Total	1,178		1,235	

EBITDA progressed by 4.8% (or EUR 57 million) to EUR 1,235 million, mainly due to the Fixed Line Services segment result, increasing year-over-year by 17%. This was driven by higher revenues and lower operating expenses (cost reduction initiatives and one-time items).
Mobile Communications Services EBITDA evolution was nearly flat, the revenue increase being offset by higher operating expenses related to interconnection costs, contracting linked to special projects (UMTS, Vodafone live!, systems reengineering) and Vodafone partnership expenses.
International Carrier Services EBITDA has decreased year-over-year by EUR 23 million, and is strongly impacted by an impairment loss of EUR 20 million recognized in the first half-year of 2004. The segment EBITDA is also negatively impacted by increased competition partly offset by the favorable effects of cost reduction programs in network management and increased control of customers' debt.

At 30 June 2004, the Fixed Line Services segment posted a liability for restructuring programs amounting to EUR 24 million to cover the obligation related to employees that have accepted the external mobility offer for the e-ID cards and for the emergency call center projects of the Ministry of Internal Affairs. Such restructuring costs are disclosed as non-recurring expenses in the income statement.

Net finance revenue / (costs)

Following the significant cash consuming events that took place after 30 June 2003 (the December 2003 and March 2004 ordinary share buy-backs, the transfer of the pension fund for statutory employees to the Belgian State end of 2003), the Group's net financial position has been significantly reduced in comparison with the first six months of 2003. This reduction has led to an increase in the financial cost.

Tax expense

The effective tax rate increased from 30.1% for the first six months of 2003 to 32.4% for the first six months of 2004, mainly due to the recognition in 2003 of the tax deductibility of tax losses carried forward of a previously loss making subsidiary.

Minority interests

Minority interests relate mainly to the 25% shareholding of Vodafone in Belgacom Mobile. Year-over-year, the share for minority interests on fully consolidated companies remains stable with an amount of EUR 77 million for the first six months of 2004, in comparison with EUR 78 million for the first six months of 2003.

Net income

Net income for the first six months of 2004 shows an increase of 10.4% in comparison with the same period in 2003.

Cash flow

The cash generated from the Group's operations is the primary source of liquidity. Group operations during the first six months of 2004 generated a positive cash flow of EUR 740 million compared to a positive cash flow of EUR 648 million for the same period in 2003. The increase of 2004 is mainly due to lower payments for pensions due to the funding and transfer of the pension liability for statutory employees to the Belgian State in December 2003.
After capital expenditures of EUR 200 million (EUR 159 million for the same period in 2003) and the proceeds received from some disposals, the net cash flow before financing activities (or "Free Cash Flow") generated a net positive balance of EUR 587 million (EUR 489 million for the same period in 2003).
Financing activities for the first six months of 2004 generated a much larger deficit of EUR 984 million in comparison with the same period in 2003 (deficit of EUR 196 million) due to dividends paid to Vodafone, the share buy-back in March 2004 and the reimbursement of maturing long term loans. To cover its financing needs, Belgacom drew an amount of EUR 283 million on its credit facilities and issued commercial paper for EUR 370 million. Belgacom has chosen for short term financing, estimating a sufficient free cash flow in order to reimburse these loans in the near future.

Capital expenditures per business segment

Capital expenditures in FLS are 16% above last year's level, mainly driven by additional expenditures related to the Broadway initiative. For MCS capital expenditure has increased year-over-year by 49% at EUR 85 million, mainly due to network deployments (UMTS roll-out) and investments in special projects (e.g. Vodafone live! and systems reengineering).

	Six months ended 30 June			
EUR million	**2003**		**2004**	
Fixed Line Services	98	61.3%	113	56.7%
Mobile Communications Services	57	35.9%	85	42.6%
International Carrier Services	4	2.8%	1	0.6%
	159	**100.0%**	**200**	**100.0%**

Outlook

We expect the same positive trends as seen in the first six months of the year to continue in the second half of 2004.
We will continue to implement our clear and focused strategy for the Group: maintain profitable market leadership, achieve operational excellence and invest in profitable growth. This three pillar strategy will support our objective of becoming "Best-in-Class".

Shareholder Information

IPO follow up

The size of the Belgacom IPO (including greenshoe) was EUR 3.6 billion making it the largest IPO ever in Belgium and the largest one in Europe since 2001.
The institutional tranche of the offering was more than three times oversubscribed. As far as geographical breakdown is concerned, we saw a healthy mix of large European institutions with a majority in the UK, France and Belgium.

The retail market participation hit an impressive demand of EUR 1.2 billion (approximately 2.5 times the amount of allocated shares) and, in the end, 22.6 million shares were allocated to retail investors in Belgium.

Evolution of share price up to end of June 2004

Since the IPO on 22 March 2004, the Belgacom share price has been relatively stable (+2.12%) and it has consistently outperformed its peers (DJ Stoxx Telecom index) (-2.44%).

The average trading volume since 1 April is around 717,000 shares a day.


5.000.000
volume
4.500.000
4.000.000
3.500.000
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
Belg. Volume
Belgacom
BEL20
Stoxx Telco
26,5
price (EUR)
26
25,5
25
24,5
24
23,5
23
22,5
19-Mar
30-Mar
08-Apr
21-Apr
30-Apr
11-May
20-May
31-May
09-Jun
18-Jun
29-Jun

Source: Bloomberg

Belgacom shares

Belgacom shares on the stock market	
Stock market: First Market of Euronext Brussels	
Ticker:	BELG
ISIN:	BE0003810273
National SVM code:	3810.27
Bloomberg code:	BELG BB
Reuters code:	BCOM

Changes in the share capital and the number of shares

Share split

On 19 February 2004, an Extraordinary General Meeting was held at which the shareholders approved a ten for one share split, subsequent to which ten new ordinary shares were issued for each ordinary share existing on that date. Following the share split, the aggregate number of ordinary shares amounted to 400,000,000, of which 12,380,950 were owned by Belgacom.

Share buy-back and discounted share purchase plan

Concurrently to the IPO, Belgacom has repurchased 38,761,905 shares for an amount of EUR 949,666,673 in March 2004.

Belgian law prohibits a company from owning more than 10% of its outstanding share capital. Prior to this purchase, Belgacom therefore cancelled the 12,380,950 ordinary shares (taking into account the 10 for 1 share split) bought back during 2003.

Under Belgian law, the voting and dividend rights in respect of shares owned by the company itself are suspended.

Under the Discounted Share Purchase Plan that became effective in March 2004, a total of 1,842,026 of the 38,761,905 shares were effectively sold to employees. Since then, the company owns 36,919,879 treasury shares.

Share capital

At end of June 2004, the share capital amounted to EUR 1 billion (fully paid up), represented by 387,619,050 shares, with no nominal value and all having the same rights, provided such rights are not suspended.

Treasury shares

On 26 August 2004, the Board of Directors decided to cancel 70% of the 36,919,879 existing treasury shares.
The remaining treasury shares will be kept by the company to cover for existing and future employee incentive plans.

Belgacom's ownership structure

On 30 June 2004, the distribution and ownership of Belgacom SA shares was as follows:

	Shares	**Voting rights**
Belgian State	51.6%	57%
Belgacom (own shares)	9.5%	
Personnel	0.5%	0.5%
Free-float	38.4%	42.5%

Post IPO, AXA Investment Management disclosed a shareholding higher than 3% of the capital.

After the cancellation of 70% of the treasury shares as decided at the August Board meeting, the new distribution of ownership will be as follows:

	Shares	**Voting rights**
Belgian State	55.3%	57%
Belgacom (own shares)	3.1%	
Personnel	0.5%	0.5%
Free-float	41.1%	42.5%

Dividends

Belgacom paid aggregate dividends in the amount of EUR 395 million, i.e. EUR 9.88 gross per share, in respect of the fiscal year ended 31 December 2003. The dividends were paid at the beginning of March 2004 to ADSB and the Belgian State in proportion to their shareholdings as of 2 October 2003.

Prior to the offering, the dividends paid by Belgacom were the result of discussion among the Belgian State, Belgacom and ADSB. Accordingly, historical dividends and any implicit payout ratios are not necessarily indicative of future dividends or payout ratios.

Dividend policy

Belgacom currently intends to declare and distribute an annual dividend of 50% to 60% of its annual net income. This amount may be adjusted for the effect of one-time gains or losses and the amount of dividends declared may vary from year to year. In determining the amount of any annual dividends to propose to the shareholders, the Board of Directors will take into account the dividend payment practices of other European telecommunications operators.

The amount of any annual dividends and the determination of whether to pay dividends in any year may be affected by a number of factors, including the Group's business prospects, cash requirements, financial performance, the condition of the market and the general economic climate, and other factors, including tax and other regulatory considerations.

Subsequent events

Cancellation of shares

Following the March 2004 share buy-back, Belgacom held 36,919,879 treasury shares, representing 9.52% of all shares. On 26th August, the Belgacom Board decided to go ahead with the cancellation of 70% of the Treasury Shares, i.e. 25,843,915 shares. Belgacom will hold onto the remaining 3.1% or 11,075,964 shares for future needs including employee incentive plans.

Key figures [1]

Income Statement (in EUR million)	Six months ended 30 June 2003	Six months ended 30 June 2004
Total revenue	2,717	2,752
EBITDA (2) before non-recurring items	1,178	1,258
EBITDA (2)	1,178	1,235
Operating income (EBIT)	765	868
Net finance revenue / (costs)	3	-7
Gain / (loss) from enterprises accounted for using the equity method	-2	1
Income before taxes and minority interests	767	861
Tax expense	-231	-279
Minority interests	-78	-77
Net income (Group share)	458	506
Cash Flow and Capital Expenditures (in EUR million)		
Cash flows from operating activities	648	740
Capital expenditures	-159	-200
Cash flows from (used in) other investing activities	0	47
Free cash flow (3)	489	587
Cash flows from (used in) financing activities	-196	-984
Net increase / (decrease) in cash and cash equivalents	293	-397

Balance sheet (in EUR million)	As of 31 December 2003	As of 30 June 2004
Balance sheet total	6,009	5,359
Non-current assets	4,381	4,053
Investments, cash and cash equivalents	604	248
Shareholders' equity	2,548	1,778
Minority interests	446	331
Liabilities for pensions and other post-employment benefits	840	793
Net financial position	157	-718
Data per share		
Basic earnings per share (in EUR)	1.15	1.38
Diluted earnings per share (in EUR)	1.15	1.38
Weighted average number of ordinary shares	400,000,000	366,613,502
	Six months ended 30 June	
Data on employees		
Number of employees (full-time equivalents)	18,056	17,080
Average number of employees over the period	18,150	17,186
Total revenue per employee (in EUR)	149,686	160,133.3
EBITDA (2) before non-recurring items per employee (in EUR)	64,899.3	73,217.0
EBITDA (2) per employee (in EUR)	64,899.3	71,843.8
Operating data		
Total access channels (thousands)	5,152	5,225
Total retail and wholesale ADSL accesses (thousands)	644	911
Active mobile customers (thousands)	4,165	4,233
Active Internet customers, narrowband and broadband	903	1,028
Minutes transported by ICS (billions)	3.16	3.34

(1) Prepared under IFRS
(2) Earnings Before Interests, Taxes, Depreciation and Amortization.
(3) Cash flow before financing activities.

Disclaimer

This communication contains forward-looking statements, including statements about the Company's beliefs and expectations. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by Belgian law. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

Limited Review Report

Limited review report of the independent auditor on the interim consolidated financial information of Belgacom SA de droit public/NV van publiek recht as of 30 June 2004 and for the six months then ended

We have performed a limited review engagement (hereafter referred to as "review") of the interim consolidated financial information of Belgacom SA de droit public/Belgacom NV van publiek recht as of 30 June 2004 and for the six months then ended, with a balance sheet total of EUR 5,359 millions and a share of the group in the profit for the six month period of EUR 506 millions. This interim consolidated financial information has been prepared in conformity with International Financial Reporting Standards.

We conducted our review in the framework of the reporting on the periodic information of the company. We conducted our review in conformity with the recommendation of the Belgian Institute of Registered Auditors applicable to limited review engagements. This review consisted primarily of the analysis, comparison and discussion of the financial information and, accordingly, was less extensive than an audit, the objective of which is to express an opinion on the consolidated financial statements. Accordingly, we cannot and do not express any opinion on the consolidated financial information referred to above.

Our review did, however, not reveal any information that would lead to material modifications to the interim consolidated financial information.

Brussels, Belgium, 26 August 2004
Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A.
represented by

Ludo Swolfs
Partner



half-year report 2004

key figures[1] for the first half-year

Total revenue
(EUR million)

03 2,717
04 2,752

EBITDA before non-recurring items (EUR million)

03 1,178
04 1,258

Net income (Group share)
(EUR million)

03 458
04 506

Free cash flow
(EUR million)

03 489
04 587

(EUR million)	Six months ended 30 June 2003	2004
Total revenue	2,717	**2,752**
EBITDA[2] before non-recurring items	1,178	**1,258**
EBITDA[2]	1,178	**1,235**
Operating income (EBIT)	765	**868**
Net income (Group share)	458	**506**
Cash flows from operating activities	648	**740**
Capital expenditures	-159	**-200**
Free cash flow[3]	489	**587**
Net financial position	1,152	**-718**
Data per share		
Basic earnings per share (EUR)	1.15	**1.38**
Weighted average number of ordinary shares	400,000,000	**366,613,502**
Number of employees (full-time equivalents)	18,056	**17,080**

1. Prepared under IFRS
2. Earnings Before Interests, Taxes, Depreciation and Amortization
3. Cash flow before financing activities

Content

highlights

- Group Revenues are up by 1.3% to EUR 2,752 million compared to June 2003
- EBITDA progressed by 4.8% to EUR 1,235 million versus June 2003
- Net income for the first six months shows an increase of 10.4% compared to the same period last year
- EPS up from EUR 1.15 to EUR 1.38
- Free Cash Flow increased from EUR 489 million to EUR 587 million
- Clear and focused strategy based on 3 pillars: maintain profitable market leadership, achieve operational excellence and invest in profitable growth
- Fixed Line Services was marked by fierce competition, but a successful winback program together with new product and tariff launches has countered this partially
- In an increasingly challenging environment, Mobile Communications Services increases service revenue growth by 5% and maintains an EBITDA margin above 50%, confirming its position of "Best-in-Class" operator in Belgium
- Completion of a successful IPO
- New simplified functional organization
- Decision to cancel 70% of treasury shares
- Two external mobility projects were launched and to date 292 employees have signed up
- Cost saving initiatives continue to be implemented

message of the CEO



"So far, 2004 has proven to be an eventful year; a year of changes. The successful IPO in March marks a whole new era at the company and we are ready to face the challenges.

I have to repeat that competition remains fierce; both in Fixed Line Services and in Mobile Communications Services, but our teams increased their efforts and continue to stand up to the challenges. In addition, numerous new products and services have been launched in both business segments.

In the Fixed Line business we have launched an efficient and active winback program coupled with a price perception campaign. At the same time we are focusing on the development of new products and services that better meet our customers' needs, and our Broadway project remains on track. In November we will launch iDTV tests.

On the mobile side we are the leader in Belgium and we intend to remain so. We have once again demonstrated that we are an innovator on the Belgian market being the first to roll-out UMTS and having introduced an advanced multimedia portal to our clients: Vodafone Live!

Despite the difficult environment, Group revenues increased by 1.3% in the first half of this year and we remain on track for achieving our objectives for 2004. Apart from our focus on meeting our customers'needs, we continue to strive for operational excellence. The two announced external mobility projects are promising and we will continue to focus on these initiatives for the future.

Today the Board has given the green light to cancel 70% of our treasury shares. This decision will give Belgacom more flexibility in the future."

Didier BELLENS
President and CEO

business update

Fixed Line Services (FLS)

Market dynamics: fierce competition in the fixed line market

Voice

In the first half of 2004, the fixed voice market continued to face substitution towards mobile and alternative communication means (e-mail, chat, instant messaging...). Moreover 2004 started off with a very aggressive attack from our competitors. Both fixed and mobile operators hit FLS with numerous promotions, cut-the-wire campaigns and very aggressive price-perception campaigns. Several fixed voice operators also announced Mobile Virtual Network Operator (MVNO) activities, adding mobile voice services to their portfolio.

Broadband Internet

The Internet market in Belgium continued to grow in the first half of 2004 (+2.7% vs. December 2003), be it at a lower pace. Narrowband Internet access is further decreasing (19% fewer users) in favor of broadband Internet access (+13%). Broadband is by far the most popular Internet access technology (74% of all Internet connections in Belgium are broadband). Belgium has one of the highest broadband penetration rates in terms of the percentage of households penetrated (approximately 33% as of 30 June 2004).

The growth in broadband in 2004 is being stimulated by the launch of "Light" offers by competitors. The "Light" service offers customers an entry-level broadband package at a limited price.

Data market

In the data market, competitors strengthened their position through consolidation. Integrators are also becoming active on the high end telecom market.

FLS successfully addressed these challenging market dynamics by a coherent marketing strategy addressing all 4 P's – product, price, place and promotion – in order to retain a maximum of customers, attract new customers and win back previous ones; and develop and offer new products and services creating new revenue streams.

New product and service launches

FLS launched new attractive products and services. In May 2004 "Discovery Line" was launched including a discount program for the conventional fixed line telephone with a lower subscription fee (EUR 6.50 a month) and higher charges for outgoing calls (additional charge of EUR 0.15 per minute on top of the usual Belgacom call charges). This product is mainly aimed at the large number of mobile-only households.

To further stimulate the broadband market and as a reaction to competitive moves FLS launched "Belgacom ADSL Light" for EUR 29.95 a month in June. This offer has not cannibalized our existing ADSL offer.

To counter the threat of integrators on the professional market and in order to create new revenue streams by going up higher in the value chain, FLS focused on its Network and System Integration unit. This focus took the form of new managed BiLAN services and the acquisition of a major data center, thereby completing our product portfolio.

Attractive tariff plans

Innovative pricing concepts were launched and promoted including new unlimited calling packages (Belgacom No Limit), fixed-price calling packages (Belgacom Talk) and discount formulas (Value Packs).

Promotions

Continuous aggressive promotions and a well aligned timing of the promotions (e.g. between voice and broadband) allowed the company to win back and attract new customers.

A large scale communication campaign was launched to improve the price perception of Belgacom in the market and to counter competitive claims by creating awareness around our tariff plans.

Channel strategy

Our multi-channel strategy was pursued with a strong focus in the professional market on the direct sales channel (BOOST program): our presence was "boosted" by increasing the customer visits and contacts, promoting tailor-made loyalty programs and increasing the awareness of our total solution portfolio.

FLS also launched strong winback initiatives and campaigns based on our new attractive tariff plans.

Dedicated winback teams obtained positive results by contacting customers and offering beneficial proposals that fit the client's calling profile. Half year results for winback are in line with the forecast. By 30 June 2004 more than 60,500 customers had been won back. In the 2nd half year this effort will be maintained and even increased.

business update


Fixed Line Services
CEO Didier Bellens
COO
Scott Alcott
Programs Office
& Process
Management
Sales &
Customer
Care
Marketing
Customer
Operations
Network
& IT
National
Wholesale
High
Growth
Markets

Broadway

The Broadway project, a network investment program to enable value added services, is on track. As of 30 June 2004 225 remote optical platforms have been installed and content negotiations are ongoing. In November 2004 Belgacom starts to test interactive digital television (iDTV) services.

As in the first half of 2004, the fixed telecom market will continue to face major challenges. Through its winback initiatives, image campaigns and product innovations FLS is determined to maximize voice resilience and to further stimulate broadband growth to resist market saturation.

New functional organization

In order to achieve operational excellence and to become "Best-in-Class", FLS decided to simplify its organizational structure. Belgacom Group CEO Didier Bellens will also act as CEO of FLS. The operational branch, led by COO Scott Alcott, will ensure quality and will focus on marketing (bringing together the 4 P's of marketing in one division), customer care and sales. This new organization will enable several cost-saving initiatives thanks to the streamlining of responsibilities and additional synergies between teams.

External mobility

Belgacom still has a large number of statutory employees, who benefit from a life-long employment. To guarantee a future for these employees while trying to meet the company's needs, we have recently proposed two "**external mobility**" projects to these employees:

Electronic identity card (e-ID). The objective is to assist the government in distributing electronic ID cards more rapidly, for which extra personnel in the municipalities is required;

Central emergency number (112). The current emergency numbers (100 and 101) are being bundled into a single emergency number: 112. Additional call centers will be required to ensure that such calls are handled smoothly.

At the end of June, 292 employees had applied for the first wave of open positions in these projects. A second wave is planned for September. In total, there are 610 positions which can be taken up by Belgacom employees.

Belgacom will continue to place a high priority on these kinds of external mobility solutions.

Mobile Communications Services (MCS)

Fierce competition

MCS faced an increased level of competition from the two other players in the market: one focused strongly on the Business segment, while the other one attacked the residential prepaid market with numerous promotions and publicities. In addition, many MVNO's entered the market and announced activities.

In this difficult environment, MCS launched numerous initiatives to counter their efforts. Each initiative was linked to one of the strategic axes identified at the beginning of the year:

Maintain leading market share

MCS has maintained its leadership position with around 52.2% market share of active customers; this represents 4,233,286 customers (1,737,946 Post-paid and 2,495,340 Prepaid). This is an increase of 68,200 customers over a one year period (from June 2003 to June 2004), in spite of the mobile number portability. This excellent performance was possible, amongst many other initiatives, through our differentiating commercial approach, where each client can choose the tariff plan that best suits his needs. The launch of new tariff plans such as Exprimo, Pay & Go Evening Talk for its residential clients and the Business Package Easy for its business customers are just a few examples.

Focus on loyalty of high value customers

MCS has always focused on customer loyalty. This strategy has once again proven successful as churn for the first half of 2004 was merely 17.6%, which is in line with the 2003 year end results of 17.7%. Various successful initiatives were launched such as a granted number of free minutes/SMS for its 10th anniversary or the introduction of a new loyalty scheme for the Pay & Go club (an identical program to the Proxiclub for residential clients).

At the same time MCS kept a very high level of customer satisfaction, both in the residential and in the business segments, which maintains it amongst the "Best-in-Class" operators in Europe (one of the criteria is the quality of customer service and the superior network quality of MCS, in particular with regards to indoor coverage).

Increase ARPU

ARPU growth is another important objective. At the end of June 2004, blended ARPU was EUR 40.9 for the active customer base which represents a 2.4% increase compared to the same period last year. This represents an average of EUR 19.7 for a Prepaid

customer (compared to EUR 19 at the end of June 2003) and EUR 71 for a Post-paid customer (compared to EUR 68.4).
The improved ARPU combined with the larger active customer base has contributed to the increase in services revenues by 5%. The service revenue growth was partially offset by higher credits and discounts granted to customers during the campaign celebrating the 10th anniversary of Proximus (total revenue, including handset sales, increased by 3.4%).
Data Services revenue grew by 22% in the last year and now represents 16.1% of services revenues. Even though SMS still represents the bulk of data (MCS customers sent more than 1 billion SMS in the first six months of 2004, which is an increase of 9% compared to the first six months of 2003), other data traffic (premium SMS, WAP, MMS...) increased spectacularly by 76% in one year.
On the other hand MCS reconfirmed its innovative spirit, being the first operator to commercially launch the UMTS network with the "Vodafone mobile connect card" that was specially designed for the business market. In addition Vodafone live!, the most integrated mobile multimedia offer, was introduced to Belgian residential clients.

Maintain an efficient cost structure

As a final objective, MCS confirms that it has continuously managed to control its cost structure, in spite of the increased pressure on interconnection costs which increased significantly (EUR 20 million) between the first half of 2003 and the first half of 2004. All of these initiatives and operational results have allowed MCS to reaffirm its profitability with an EBITDA margin of 52%. This, together with MCS' achievements in regard to market share, churn and ARPU, validates its position as a "Best-in-Class" mobile operator in Europe.

International Carrier Services (ICS)

Market dynamics

The first half of 2004 saw aggressive pricing schemes by competitors to win market share. The pressure on price and margins was foreseen at the time of the IPO, yet impacted revenue slightly more than anticipated. A weak US dollar continues to provide some competitive leverage to operators quoting prices in that currency.
Voice volumes year-on-year grew as foreseen, due to the growth in mobile traffic that offset a slight decline in fixed originated traffic. This confirms that ICS' choice to focus on the mobile segment is the right one to capture the sector growth.

Profitability

Gross margin per unit was (negatively) impacted by the same aggressive price competition and was only partially offset by favorable exchange impact on costs of goods sold and by the continued cost reduction operating expenses particularly related to network. ICS will continue to focus on cost control, through further back-office automation, while maintaining an excellent bad debt control program to get to the lowest cost structure.

Strategy

The strategy to look for longer term upsides in the sector is maintained. ICS believes this strategy, as highlighted at the time of the IPO is confirmed by the current market trend with increased pressure from competitors.
Focus on the most profitable customers and destinations: ICS will further strengthen its position in higher margin regions by capturing more traffic to and from newly liberalized regions in Africa, Middle East and Asia, where the Singapore and Dubai sales offices play an important role.
Capture growth from mobile operators: ICS will continue to capture more voice volumes from this growth sector and focus its product portfolio in this segment. The newly launched messaging suite (SMS and MMS), and the strengthening position in roaming products (signaling and GPRS roaming) will ensure responsiveness to customer needs.
Increase scale: ICS will continue to evaluate consolidation opportunities as they emerge. Focus of this exercise is to increase the long-term traffic volumes, optimize utilization of the network and achieve operating cost savings.

ICS believes that consolidation opportunities in the wholesale carrier market will emerge. To enable participation in possible consolidation opportunities within the international carrier business, Belgacom has decided to approve the legal separation of the International Carrier Services segment (NewCo) as a 100% private company subsidiary from Belgacom NV/SA public law company. The primary purpose of this separation is to serve as a vehicle for the International Carrier Services consolidation strategy. Newco will be able to participate in capital transactions with auditable financial statements and will serve as the platform for the execution of the strategy.

financial results

Comments on consolidated figures

Total revenues of the group increased by 1.3%, up to EUR 2,752 million. The Group's revenues are impacted by competitive pressure on the traditional voice business and in the International Carrier Services segment. Total revenues include the gain on disposal of property and a compensatory amount relating to the IPO transaction (EUR 35 million).

The Group's operating income before depreciation and amortization grew by 4.8%, driven by a revenue increase of EUR 35 million and by a decrease in operating expenses of EUR 22 million, including one-time items related to the reversal of provisions for litigations. Operating expenses include the recognition of an impairment loss on ICS (EUR 20 million) and non-recurring expenses in respect of restructuring costs for the external mobility plans mentioned earlier (EUR 24 million).

Total revenue per business segment

EUR million	Six months ended 30 June 2003		2004	
Fixed Line Services	1,553	57.2%	**1,570**	**57.0%**
Mobile Communications Services	1,072	39.5%	**1,108**	**40.3%**
International Carrier Services	318	11.7%	**296**	**10.8%**
Intersegment eliminations	-227	-8.3%	**-222**	**-8.1%**
Total	**2,717**	**100%**	**2,752**	**100%**

This 1.3% year-over-year increase is driven by following elements:

Fixed Line Services revenues increased year-over-year by 1%. The growth in broadband and in national wholesale revenues is partly offsetting the decline in voice access and voice traffic revenues. Two one-time items (the gain on the sale of property and a compensatory amount related to the IPO transaction) also positively impacted this segment's revenue.

Mobile Communications Services revenues increased year-over-year by 3.4% as a result of the services revenues growth (5%), the revenue growth was however partly offset by some exceptional credits and discounts granted for the 10th anniversary of Belgacom Mobile.

International Carrier Services revenues suffered from an increased level of competition in the market and fell by 7% while total volume of minutes transported increased by 6%.

Operating income before depreciation and amortization (EBITDA) per business segment

EUR million	Six months ended 30 June 2003		2004	
Fixed Line Services	592	50.2%	**694**	**55.2%**
Mobile Communications Services	575	48.8%	**576**	**45.8%**
International Carrier Services	11	0.9%	**-12**	**-1.0%**
Total	**1,178**	**100%**	**1,258**	**100%**
Non-recurring expense	0		**-24**	
Total	**1,178**		**1,235**	

EBITDA progressed by 4.8% (or EUR 57 million) to EUR 1,235 million, mainly due to the Fixed Line Services segment result, increasing year-over-year by 17%. This was driven by higher revenues and lower operating expenses (cost-reduction initiatives and one-time items).

Mobile Communications Services EBITDA evolution was nearly flat, the revenue increase being offset by higher operating expenses related to interconnection costs, contracting linked to special projects (UMTS, Vodafone live!, systems reengineering) and Vodafone partnership expenses.

International Carrier Services EBITDA has decreased year-over-year by EUR 23 million, and is strongly impacted by an impairment loss of EUR 20 million recognized in the first half-year of 2004. The segment EBITDA is also negatively impacted by increased competition partly offset by the favorable effects of cost reduction programs in network management and increased control of customers'debt.

At 30 June 2004, the Fixed Line Services Segment posted a liability for restructuring programs amounting to EUR 24 million to cover the obligation related to employees that have accepted the external mobility offer for the e-ID cards and for the emergency call center projects of the Ministry of Internal Affairs. Such restructuring costs are disclosed as non-recurring expenses in the income statement.

Net finance revenue/(costs)

Following the significant cash consuming events that took place after 30 June 2003 (the December 2003 and March 2004 ordinary share buy-backs, the transfer of the pension fund for statutory employees to the Belgian State end of 2003), the


Revenues (EUR million)
318
1,072
1,553
296
1,108
1,570
International Carrier Services
Mobile Communications Services
Fixed Line Services
H1-03 H1-04
EBITDA (EUR million)
44.9%
43.4%
11
575
592
576
694
-12
EBITDA margin
International Carrier Services
Mobile Communications Services
Fixed Line Services
H1-03 H1-04
Earnings per share
(EUR)
1.15
1.38
H1-03 H1-04

Group's net financial position has been significantly reduced in comparison with the first six months of 2003. This reduction has led to an increase in the financial cost.

Tax expense

The effective tax rate increased from 30.1% for the first six months of 2003 to 32.4% for the first six months of 2004, mainly due to the recognition in 2003 of the tax deductibility of tax losses carried forward of a previously loss making subsidiary.

Minority interests

Minority interests relate mainly to the 25% shareholding of Vodafone in Belgacom Mobile. Year-over-year, the share for minority interests on fully consolidated companies remains stable with an amount of EUR 77 million for the first six months of 2004, in comparison with EUR 78 million for the first six months of 2003.

Net income

Net income for the first six months of 2004 shows an increase of 10.4% in comparison with the same period in 2003.

Cash flow

The cash generated from the Group's operations is the primary source of liquidity. Group operations during the first six months of 2004 generated a positive cash flow of EUR 740 million compared to a positive cash flow of EUR 648 million for the same period in 2003. The increase of 2004 is mainly due to lower payments for pensions due to the funding and transfer of the pension liability for statutory employees to the Belgian State in December 2003.

After capital expenditures of EUR 200 million (EUR 159 million for the same period in 2003) and the proceeds received from some disposals, the net cash flow before financing activities (or "Free Cash Flow") generated a net positive balance of EUR 587 million (EUR 489 million for the same period in 2003).

Financing activities for the first six months of 2004 generated a much larger deficit of EUR 984 million in comparison with the same period in 2003 (deficit of EUR 196 million) due to dividends paid to Vodafone, the share buy-back in March 2004 and the reimbursement of maturing long term loans. To cover its financing needs, Belgacom drew an amount of EUR 283 million on its credit facilities and issued commercial paper for EUR 370 million. Belgacom has chosen for short term financing, estimating a sufficient free cash flow in order to reimburse these loans in the near future.

Capital expenditures per business segment

Capital expenditures in FLS are 16% above last year's level, mainly driven by additional expenditures related to the Broadway initiative. For MCS capital expenditure has increased year-over-year by 49% at EUR 85 million, mainly due to network deployments (UMTS roll-out) and investments in special projects (e.g. Vodafone live! and systems reengineering).

EUR million	Six months ended 30 June 2003		2004	
Fixed Line Services	98	61.3%	**113**	**56.7%**
Mobile Communications Services	57	35.9%	**85**	**42.6%**
International Carrier Services	4	2.8%	**1**	**0.6%**
Total	159	100%	**200**	**100%**

Outlook

We expect the same positive trends as seen in the first six months of the year to continue in the second half of 2004.

We will continue to implement our clear and focused strategy for the Group: maintain profitable market leadership, achieve operational excellence and invest in profitable growth.
This three pillar strategy will support our objective of becoming "Best-in-Class".

shareholder information


Volume
(thousands)
price
(EUR)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
26.5
26.0
25.5
25.0
24.5
24.0
23.5
23.0
22.5
19/03 30/03 08/04 21/04 30/04 11/05 20/05 31/05 09/06 18/06 29/06
Belg.
BEL 20
Stoxx Telco
Volume Belgacom
Source: Bloomberg

IPO follow up

The size of the Belgacom IPO (including greenshoe) was EUR 3.6 billion making it the largest IPO ever in Belgium and the largest one in Europe since 2001.

The institutional tranche of the offering was more than three times oversubscribed. As far as geographical breakdown is concerned, we saw a healthy mix of large European institutions with a majority in the UK, France and Belgium.

The retail market participation hit an impressive demand of EUR 1.2 billion (approximately 2.5 times the amount of allocated shares) and, in the end, 22.6 million shares were allocated to retail investors in Belgium.

Evolution of share price up to end of June 2004

Since the IPO on 22 March 2004, the Belgacom share price has been relatively stable (+2.12%) and it has consistently outperformed its peers (DJ Stoxx Telecom index) (-2.44%).

The average trading volume since 1 April is around 717,000 shares a day.

Belgacom shares

Belgacom shares on the stock market

Stock market:	First Market of Euronext Brussels
Ticker:	BELG
ISIN:	BE0003810273
National SVM code:	3810.27
Bloomberg code:	BELG BB
Reuters code:	BCOM

Changes in the share capital and the number of shares

Share split

On 19 February 2004, an Extraordinary General Meeting was held at which the shareholders approved a ten-for-one share split, subsequent to which ten new ordinary shares were issued for each ordinary share existing on that date. Following the share split, the aggregate number of ordinary shares amounted to 400,000,000, of which 12,380,950 were owned by Belgacom.

Share buy-back and Discounted Share Purchase Plan

Concurrently to the IPO, Belgacom has repurchased 38,761,905 shares for an amount of EUR 949,666,673 in March 2004.

Belgian law prohibits a company from owning more than 10% of its outstanding share capital. Prior to this purchase, Belgacom therefore cancelled the 12,380,950 ordinary shares (taking into account the 10 for 1 share split) bought back during 2003.

Under Belgian law, the voting and dividend rights in respect of shares owned by the company itself are suspended.

Under the Discounted Share Purchase Plan that became effective in March 2004, a total number of 1,842,026 of the 38,761,905 shares were effectively sold to employees.
Since then, the company owns 36,919,879 treasury shares.

Share capital

At end of June 2004, the share capital amounted to EUR 1 billion (fully paid up), represented by 387,619,050 shares, with no nominal value and all having the same rights, provided such rights are not suspended.

Treasury shares

On 26 August 2004, the Board of Directors decided to cancel 70% of the 36,919,879 existing treasury shares.

The remaining treasury shares will be kept by the company to cover for existing and future employee incentive plans.

Belgacom's ownership structure

On 30 June 2004, the distribution and ownership of Belgacom SA shares was as follows:

	Shares	Voting rights
Belgian State	51.6%	57%
Belgacom (own shares)	9.5%	
Personnel	0.5%	0.5%
Free-float	38.4%	42.5%

Post IPO, AXA Investment Management disclosed a shareholding higher than 3% of the capital.
After the cancellation of 70% of the treasury shares as decided at the August Board meeting, the new distribution of ownership will be as follows:

	Shares	Voting rights
Belgian State	55.3%	57%
Belgacom (own shares)	3.1%	
Personnel	0.5%	0.5%
Free-float	41.1%	42.5%

Dividends

Belgacom paid aggregate dividends in the amount of EUR 395 million, i.e. EUR 9.88 gross per share, in respect of the fiscal year ended 31 December 2003. The dividends were paid at the beginning of March 2004 to ADSB and the Belgian State in proportion to their shareholdings as of 2 October 2003.

Prior to the offering, the dividends paid by Belgacom were the result of discussion among the Belgian State, Belgacom and ADSB. Accordingly, historical dividends and any implicit payout ratios are not necessarily indicative of future dividends or payout ratios.

Dividend policy

Belgacom currently intends to declare and distribute an annual dividend of 50% to 60% of its annual net income. This amount may be adjusted for the effect of one-time gains or losses and the amount of dividends declared may vary from year to year. In determining the amount of any annual dividends to propose to the shareholders, the Board of Directors will take into account the dividend payment practices of other European telecommunications operators.

The amount of any annual dividends and the determination of whether to pay dividends in any year may be affected by a number of factors, including the Group's business prospects, cash requirements, financial performance, the condition of the market and the general economic climate, and other factors, including tax and other regulatory considerations.

key figures[1]

	Six months ended 30 June	
	2003	2004
Income Statement (EUR million)		
Total revenue	2,717	**2,752**
EBITDA[2] before non-recurring items	1,178	**1,258**
EBITDA[2]	1,178	**1,235**
Operating income (EBIT)	765	**868**
Net finance revenue / (costs)	3	**-7**
Gain / (loss) from enterprises accounted for using the equity method	-2	**1**
Income before taxes and minority interests	767	**861**
Tax expense	-231	**-279**
Minority interests	-78	**-77**
Net income (Group share)	458	**506**
Cash Flow and Capital Expenditures (EUR million)		
Cash flows from operating activities	648	**740**
Capital expenditures	-159	**-200**
Cash flows from (used in) other investing activities	0	**47**
Free cash flow[3]	489	**587**
Cash flows from (used in) financing activities	-196	**-984**
Net increase / (decrease) in cash and cash equivalents	293	**-397**
	As of 31 December 2003	As of 30 June 2004
Balance sheet (EUR million)		
Balance sheet total	6,009	**5,359**
Non-current assets	4,381	**4,053**
Investments, cash and cash equivalents	604	**248**
Shareholders' equity	2,548	**1,778**
Minority interests	446	**331**
Liabilities for pensions and other post-employment benefits	840	**793**
Net financial position	157	**-718**
	Six months ended 30 June 2003	2004
Data per share		
Basic earnings per share (EUR)	1.15	**1.38**
Diluted earnings per share (EUR)	1.15	**1.38**
Weighted average number of ordinary shares	400,000,000	**366,613,502**
Data on employees		
Number of employees (full-time equivalents)	18,056	**17,080**
Average number of employees over the period	18,150	**17,186**
Total revenue per employee (EUR)	149,686.0	**160,133.3**
EBITDA[2] before non-recurring items per employee (EUR)	64,899.3	**73,217.0**
EBITDA[2] per employee (EUR)	64,899.3	**71,843.8**
Operating data		
Total access channnels (thousands)	5,152	**5,220**
Total retail and wholesale ADSL accesses (thousands)	644	**911**
Active mobile customers (thousands)	4,165	**4,233**
Active Internet customers, narrowband and broadband	903	**1,028**
Minutes transported by ICS (billions)	3.16	**3.34**

1. Prepared under IFRS
2. Earnings Before Interests, Taxes, Depreciation and Amortization
3. Cash flow before financing activities

interim financial statements

Consolidated condensed interim financial statements

These half yearly financial statements have been subject to an independent review by the auditor and his report is included in appendix.

These consolidated condensed financial statements are established under International Financial Reporting Standards (IFRS) and are drawn up in accordance with IAS 34, Interim Financial Reporting.

The same accounting policies and methods were applied as for the 31 December 2003 consolidated financial statements. Additionally, the new IFRS 2 ("Share-based Payment") issued by the IASB on 19 February 2004 has been applied to the stock option plan launched on 19 March 2004.

During the first six months of the year 2004, Belgacom Group did not acquire nor dispose of any significant subsidiary, joint venture or affiliate.

Content

consolidated income statements

EUR million	Six months ended 30 June 2003	2004
Net revenue	2,684	**2,678**
Other operating revenue	33	**74**
Total revenue	**2,717**	**2,752**
Costs of materials and charges to revenue	-674	**-688**
Personnel expenses and pensions	-509	**-491**
Other operating expenses	-356	**-315**
Non-recurring expenses	0	**-24**
Total operating expenses before depreciation & amortization	-1,539	-1,517
Operating income before depreciation & amortization	1,178	**1,235**
Depreciation and amortization	-412	**-366**
Operating income	765	**868**
Net finance revenue / (costs)	3	**-7**
Gain / (loss) from enterprises accounted for using the equity method	-2	**1**
Income before taxes and minority interests	767	**861**
Tax expense	-231	**-279**
Minority interests	-78	**-77**
Net income	458	**506**
Basic earnings per share (EUR)	1.15	**1.38**
Diluted earnings per share (EUR)	1.15	**1.38**
Weighted average number of ordinary shares	400,000,000	**366,613,502**

consolidated balance sheets

EUR million	As of 30 June 2003	As of 31 Dec. 2003	As of 30 June 2004
ASSETS			
Non-current assets	**4,298**	**4,381**	**4,053**
Intangible assets	500	534	**502**
Property, plant and equipment	2,917	2,854	**2,682**
Enterprises accounted for under the equity method	41	27	**27**
Other participating interests	264	209	**210**
Deferred income tax asset	451	647	**540**
Pension asset	6	6	**7**
Other non-current assets	120	104	**84**
Current assets	**2,713**	**1,628**	**1,307**
Inventories	59	49	**66**
Trade receivables	922	873	**886**
Current income tax asset	6	35	**35**
Other current assets	65	67	**72**
Investments	42	42	**84**
Cash and cash equivalents	1,619	562	**164**
Total assets	**7,012**	**6,009**	**5,359**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	**3,157**	**2,548**	**1,778**
Issued capital	1,000	1,000	**1,000**
Treasury shares	0	-325	**-905**
Restricted reserve	100	100	**100**
Remeasurement to fair value	29	32	**33**
Stock compensation	0	0	**1**
Retained earnings	2,027	1,742	**1,549**
Minority interests	**370**	**446**	**331**
Non-current liabilities	**2,089**	**1,469**	**1,346**
Interest-bearing liabilities	417	371	**330**
Liability for pensions and other post-employment benefits	1,408	840	**793**
Provisions	203	210	**182**
Deferred income tax liabilities	41	46	**38**
Other non-current payables	18	3	**3**
Current liabilities	**1,396**	**1,545**	**1,904**
Interest-bearing liabilities	193	154	**699**
Trade payables	753	809	**708**
Income tax payable	38	198	**74**
Other current payables	412	384	**424**
Total liabilities and shareholders' equity	**7,012**	**6,009**	**5,359**

consolidated cash flow statements

EUR million	Six months ended 30 June 2003	2004
Cash flow from operating activities		
Net income	458	506
Adjustments for:		
Minority interests	78	77
Depreciation and amortization on intangible assets and property, plant and equipment	413	366
Increase of impairment on intangible assets and property, plant and equipment	0	20
Decrease of provisions	-5	-24
Deferred tax expense	28	99
Increase of impairment on participating interests	2	1
(Gain) / Loss from investments accounted for using the equity method	2	-1
Fair value adjustments on financial instruments	6	-3
Gain on disposal of property, plant and equipment	-1	-26
Operating cash flow before working capital changes	**980**	**1,016**
Decrease / (increase) in inventories	1	-17
Decrease / (increase) in trade receivables	27	-13
Decrease / (increase) in current income tax assets	-5	0
Decrease / (increase) in other current assets	8	-5
Decrease in trade payables	-99	-102
Decrease in income tax payables	-112	-124
Increase / (decrease) in other current payables	-18	37
Decrease in net liability for pensions and other post-employment benefits	-136	-47
Increase / (decrease) in other non current payables and provisions	1	-4
Increase in working capital, net of acquisitions and disposals of subsidiaries	**-333**	**-276**
Net cash flow provided by operating activities	**648**	**740**
Cash flow from investing activities		
Cash paid for acquisitions of intangible assets and property, plant and equipment	-159	-200
Cash paid for acquisitions of other participating interests	-3	0
Cash paid for consolidated companies, net of cash acquired	1	0
Cash received from sales of intangible assets and property, plant and equipment	1	47
Cash received from / (paid for) other non current assets	1	0
Net cash (used in) / provided by investing activities	**-159**	**-153**
Cash flow before financing activities	**489**	**587**
Cash flow from financing activities		
Dividends paid to shareholders	-440	-395
Dividends paid to minority interests	0	-192
Net acquisition of treasury shares	0	-883
Sale / (purchase) of investments	245	-41
Issuance / (repayment) of long term debt	0	-121
Issuance / (repayment) of short term debt	-1	648
Net cash (used in) / provided by financing activities	**-196**	**-984**
Net increase / (decrease) of cash and cash equivalents	**293**	**-397**
Cash and cash equivalents at 1 January	1,326	562
Cash and cash equivalents at 30 June	1,619	164

consolidated statements of changes in shareholders' equity

EUR million	Issued capital	Treasury shares	Restricted reserve	Remeasurement to fair value	Stock Compensation	Retained Earnings	Shareholders' Equity
Balance at 31 December 2002	**1,000**	**0**	**100**	**29**	**0**	**1,849**	**2,978**
Result on revaluation of financial instruments on available-for-sale instruments - acquisitions & variations during the year	0	0	0	1	0	0	1
Equity changes not recognised in the income statement	0	0	0	1	0	0	1
Net income	0	0	0	0	0	458	458
Dividends to shareholders (relating to 2002)	0	0	0	0	0	-280	-280
Balance at 30 June 2003	**1,000**	**0**	**100**	**29**	**0**	**2,027**	**3,157**
Balance at 31 December 2003	**1,000**	**-325**	**100**	**32**	**0**	**1,742**	**2,548**
Result on revaluation of financial instruments on available-for-sale instruments - acquisitions & variations during the year	0	0	0	1	0	0	1
Equity changes not recognised in the income statement	0	0	0	1	0	0	1
Net income	0	0	0	0	0	506	506
Dividends to shareholders (relating to 2003)	0	0	0	0	0	-395	-395
Treasury shares							
Price adjustment on treasury shares acquired in 2003	0	22	0	0	0	0	22
Cancellation of treasury shares acquired in 2003	0	303	0	0	0	-303	0
Acquisition of treasury shares	0	-950	0	0	0	0	-950
Sale of treasury shares under a discounted share purchase plan	0	45	0	0	0	0	45
Stock options							
Stock options granted and accepted	0	0	0	0	5	0	5
Deferred stock compensation	0	0	0	0	-5	0	-5
Amortization deferred stock compensation	0	0	0	0	1	0	1
Balance at 30 June 2004	**1,000**	**-905**	**100**	**33**	**1**	**1,549**	**1,778**

On 2 October 2003, the Group had agreed with its shareholders at that time to purchase ordinary shares from its shareholder ADSB Telecommunications BV, on the closing date of the initial public offering at the initial offer price per share. This transaction has been realized on 22 March 2004 for a total amount of EUR 950 million.

The Group had also bought a number of ordinary shares in December 2003 following the same agreement for an amount of EUR 325 million. It was agreed that the purchase price of that transaction should be adjusted to the initial offer price per share. This price adjustment has resulted in March 2004 in the reimbursement to Belgacom of EUR 22 million.

During an Extraordinary General Meeting held on 19 February 2004, the shareholders decided to cancel all treasury shares acquired in December 2003 (EUR 303 million).

In March 2004, Belgacom sold treasury shares for an amount of EUR 45 million to its employees, under a discounted share purchase plan.

On 19 March 2004, Belgacom launched a long-term incentive plan via the granting of stock options to part of its management, which has accepted a total number of 1,128,500 options. These options become one-third vested after one year, two-thirds vested after two years and 100%-vested after three years, and are exercisable at the IPO retail price (EUR 24.50) until 22 March 2011 at the latest. The new IFRS 2 ("*Share-based Payment*"), issued by the IASB on 19 February 2004 was applied to this plan and resulted in the recognition of the estimated cost of the plan over the vesting period.

Contingent liabilities

On 13 May 2004, the Netherlands Arbitration Institute has ruled in favor of Belgacom in the request for arbitration that the Danish operator TDC had initiated against the company in October 2002. The dispute related to the allocation of an alleged capital gain resulting from the entry of a new investor in the share capital of Ben Nederland Group in 2000. As a consequence Belgacom no longer provides for this claim.

The Board of Directors of 24 June 2004 has decided to start negotiations with the unions about a new restructuring program, named "Forward" in order to enable Belgacom to adapt the number of its employees to reflect its medium-term needs.

No other major change occurred in the contingent liabilities of the Group during the first six months of 2004.

subsequent events

Cancellation of shares

Following the March 2004 share buy-back, Belgacom held 36,919,879 treasury shares, representing 9.52% of all shares. On 26 August, the Belgacom Board decided to go ahead with the cancellation of 70% of the Treasury Shares, i.e. 25,843,915 shares. Belgacom will hold onto the remaining 3.1% or 11,075,964 shares for future needs including employee incentive plans.

Mobile interconnection tariffs

The BIPT (Belgian Regulator) has recently decided to review its December 2001 decision regarding the decrease of the Belgacom Mobile interconnection tariffs. The revised decision, of which the final modalities still need to be defined, imposes a decrease of around 7% (corrected for inflation) as of 1 November 2004 (instead of a decrease of 12% corrected for inflation as of 1 July 2004).

New fixed line tariffs

On 1 August, Belgacom raised its "Belgacom Classic" rates by approximately 2%. The same increase will apply to the subscription fees as from 1 September. These rate increases remain below the rate of inflation, except those for international directory assistance calls: EUR 3 (+ EUR 0.80) will be charged per call from 1 August.

The fully updated rates list is available on request and can be consulted on our website.

New federal e-communications law

On 23 July 2004, the Government approved the draft law implementing the new EU regulatory framework in national legislation. This draft should be sent to the Parliament in autumn for final legislative approval. It should be recalled that the transposition is taking place late and that Belgium is subject to an infringement procedure initiated by the European Commission.

Furthermore future practical application of this law might be subject to the conclusion of a cooperation agreement between the Federal Government and the Governments of Belgium's Communities.

segment reporting

EUR million	Six months ended 30 June 2003				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Intersegment eliminations	Total
Revenue	1,493	953	271	0	**2,717**
Intersegment revenue	61	119	47	-227	**0**
Total segment revenue	**1,553**	**1,072**	**318**	**-227**	**2,717**
Costs of materials and charges to revenue	-301	-307	-277	211	**-674**
Personnel expenses and pensions	-430	-70	-9	0	**-509**
Other operating expenses	-231	-119	-21	16	**-356**
Total operating expenses before depreciation & amortization	-962	-497	-307	227	**-1,539**
Total segment result	592	575	11	0	**1,178**
Operating income before depreciation & amortization	592	575	11	0	**1,178**
Depreciation and amortization	-285	-111	-17	0	**-412**
Operating income	307	464	-6	0	765
Finance gain (net)					**3**
Loss from enterprises accounted for using the equity method	-2				**-2**
Tax expense					**-231**
Minority interests					**-78**
Net income					458

EUR million	Six months ended 30 June 2004				
	Fixed Line Services	Mobile Communications Services	International Carrier Services	Intersegment eliminations	Total
Revenue	1,494	1,006	251	0	**2,752**
Intersegment revenue	75	102	45	-222	**0**
Total segment revenue	**1,570**	**1,108**	**296**	**-222**	**2,752**
Costs of materials and charges to revenue	-298	-325	-259	195	**-688**
Personnel expenses and pensions	-411	-72	-10	2	**-491**
Other operating expenses	-166	-135	-39	26	**-315**
Total operating expenses before depreciation & amortization	-875	-532	-309	222	**-1,494**
Total segment result	694	576	-12	0	**1,258**
Non-recurring expense	-24	0	0	0	**-24**
Operating income before depreciation & amortization	671	576	-12	0	**1,235**
Depreciation and amortization	-237	-120	-10	0	**-366**
Operating income	434	456	-22	0	868
Finance costs (net)					**-7**
Gain from enterprises accounted for using the equity method	1				**1**
Tax expense					**-279**
Minority interests					**-77**
Net income					506

limited review report

Limited review report of the independent auditor on the interim consolidated financial information of Belgacom SA de droit public/NV van publiek recht as of 30 June 2004 and for the six months then ended

We have performed a limited review engagement (hereafter referred to as "review") of the interim consolidated financial information of Belgacom SA de droit public/Belgacom NV van publiek recht as of 30 June 2004 and for the six months then ended, with a balance sheet total of EUR 5,359 millions and a share of the group in the profit for the six month period of EUR 506 millions. This interim consolidated financial information has been prepared in conformity with International Financial Reporting Standards.

We conducted our review in the framework of the reporting on the periodic information of the company. We conducted our review in conformity with the recommendation of the Belgian Institute of Registered Auditors applicable to limited review engagements. This review consisted primarily of the analysis, comparison and discussion of the financial information and, accordingly, was less extensive than an audit, the objective of which is to express an opinion on the consolidated financial statements. Accordingly, we cannot and do not express any opinion on the consolidated financial information referred to above.

Our review did, however, not reveal any information that would lead to material modifications to the interim consolidated financial information.

Brussels, Belgium, 26 August 2004

Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A.

represented by

Ludo Swolfs

Partner

management discussion and analysis of results of operations per business segment

Fixed Line Services

EUR million	Six months ended 30 June 2003	2004
Total segment revenue	1,553	**1,570**
Costs of materials and charges to revenue	-301	**-298**
Personnel expenses and pensions	-430	**-411**
Other operating expenses	-231	**-166**
Total operating expenses before depreciation & amortization	-962	**-875**
Total segment result	592	**694**
Non-recurring expense	0	**-24**
Operating income before depreciation & amortization	592	**671**
Depreciation and amortization	-285	**-237**
Operating income	307	**434**

Segment revenue

Fixed Line Services revenue has increased year-over-year by EUR 16 million or 1%. The following table provides the break-down of revenue for the indicated period:

EUR million	Six months ended 30 June 2003	2004	Variance	Variance
Retail				
Voice Access	482	**468**	-3%	-15
Voice Traffic	473	**421**	-11%	-52
Total Voice	955	**888**	-7%	-67
Internet	180	**203**	13%	23
Data	110	**110**	0%	0
Other retail [1]	125	**123**	-1%	-2
Total retail revenue	1,369	**1,324**	-3%	-45
National Wholesale	160	**176**	10%	16
Others	24	**70**	185%	45
Total revenue	1,553	**1,570**	1%	16

1. Other retail includes revenues from International Data, leased lines and Satellite solutions, WIN SA, Digital Age Design SA/NV ("DAD"), Expercom, Certipost and other Company retail revenues.

Retail Fixed Line Services revenue decreased year-over-year by 3% or EUR 45 million, driven by a revenue decline in voice access and voice traffic, mainly attributable to increased competition on the market and to substitution. Internet revenues (including dial-up and broadband) have grown by 13% or EUR 23 million, driven by a continuous broadband customer base increase (year-over-year xDSL subscriptions park growth of 38%).

New products and services were launched in 2004 in order to sustain broadband growth and address the voice access (PSTN/ISDN channels) and traffic decline issue. These include amongst other ADSL light (lower priced ADSL lines) and "Discovery" lines (reduced PSTN subscription fee). The launch of a winback program in January 2004 has allowed FLS to bring more than 60,500 customers back.

National Wholesale revenues increased by 10% or EUR 16 million, compared to the same period last year, mainly driven by 68% increase of wholesale broadband lines and 21% increase of voice interconnect minutes. This was partially offset by a 13% decrease in leased-line volumes.

Other revenues also include one-time items such as the gain on the sale of property and a compensatory amount relating to the IPO transaction (EUR 35 million).

Segment operating income

Operating Income has grown year-over-year by 41% to EUR 434 million. This growth is driven by higher segment revenues as described above, lower operating expenses thanks to the combined effect of cost reductions programs (workforce reduction, cost control initiatives), increased efficiency, one time items (mainly related to the reversal of some provisions for litigations) and lower depreciations.

In the first half-year of 2004, Belgacom booked a liability for restructuring costs for an amount of EUR 24 million (non-recurring expense) to cover the obligation related to employees that have accepted the outplacement offer for the electronic identity cards project and for the 112 emergency call number.

management discussion and analysis of results of operations per business segment

Total retail and wholesale ADSL accesses (thousands)


519
644
784
911
H2-02 H1-03 H2-03 H1-04

Total access channels (thousands)


5,088
5,152
5,219
5,220
H2-02 H1-03 H2-03 H1-04

Active Internet customers, narrowband and broadband (thousands)


833
903
1,012
1,028
H2-02 H1-03 H2-03 H1-04

Operationals

	Six months ended 30 June		
	2003	2004	Variance
Number of access channels (thousands)			
Residential			
PSTN	3,331	**3,219**	-3%
ISDN	381	**378**	-1%
ADSL	478	**654**	37%
Total	4,190	**4,251**	1%
Business			
PSTN	287	**273**	-5%
ISDN	606	**603**	-1%
ADSL	69	**94**	37%
Total	961	**969**	1%
Traffic (millions of minutes)			
Residential			
National	3,441	**2,779**	-19%
Fixed to Mobile	496	**444**	-11%
International	240	**202**	-16%
Total	4,177	**3,425**	-18%
Business			
National	1,375	**1,221**	-11%
Fixed to Mobile	256	**264**	3%
International	232	**226**	-2%
Total	1,863	**1,710**	-8%
Average monthly voice revenue per voice access channel	34.6	**33.1**	-4%

Access channels have increased year-over-year by respectively 1% in the Residential market and by 1% in the Business market, thanks to the ADSL growth. Winback and marketing actions (launch of the "Discovery line", offering a PSTN access line at a reduced rate) have been initiated in 2004 in order to slow down the voice access decline.

Retail voice traffic volumes have broadly declined by 15% year-over-year, the decrease being greater in the residential market. This is mainly due to increased competition and substitution effects from mobile, e-mail and SMS. Belgacom is seeking to limit this evolution through the development of differentiated pricing schemes adapted to the customer profile, including the launch of new traffic bundles (Belgacom No Limit) and through winback actions.


Active mobile customers
(thousands)
4,076
4,165
4,201
4,233
H2-02 H1-03 H2-03 H1-04

Mobile Communications Services

EUR million	Six months ended 30 June 2003	2004
Total segment revenue	1,072	**1,108**
Costs of materials and charges to revenue	-307	**-325**
Personnel expenses and pensions	-70	**-72**
Other operating expenses	-119	**-135**
Total operating expenses before depreciation & amortization	-497	**-532**
Total segment result	575	**576**
Depreciation and amortization	-111	**-120**
Operating income	464	**456**

Segment revenue

The table below gives the breakdown of Mobile Communications Services revenues between voice, data and other revenue.

EUR million	Six months ended 30 June 2003	2004	Variance	Variance
Services revenue				
Voice services [1]	899	**921**	2%	22
Data services [1]	146	**177**	22%	31
Total Services revenue	1,045	**1,098**	5%	53
Other revenue [2]	27	**10**	-63%	-17
Total revenue	1,072	**1,108**	3%	36

1. including roaming-in
2. primarily revenue from handset sales and credits and discounts

Mobile Communications revenue increased year-over-year by 3.4% or EUR 36 million, driven by higher services revenue and partially offset by higher credits and discounts granted to customers (free sms, free traffic) during the campaign celebrating the 10th anniversary of Belgacom Mobile. The effect of these one time credits is limited to the first semester of 2004.

Revenues of data services have increased by 22% year-over-year, primarily as a result of the increase in SMS traffic. Data services represents 16.1% of total services revenue of first half 2004, compared to 13.9% in first half of 2003.

Segment operating income

Operating income has decreased year-over-year by 2% to EUR 456 million. This decrease is driven by higher costs related to interconnection (increasing traffic to other mobile operators), roaming out, contracting expenses, impact of the Vodafone partnership and higher depreciations.

Operationals

	Six months ended 30 June 2003	2004	Variance
Number of active customers [1] (thousands)	4,165	**4,233**	1.6%
Pre-paid	2,407	**2,495**	3.7%
Post-paid	1,758	**1,738**	-1.1%
Active customers as a percentage of total customers [2]	96.6%	**97.2%**	0.5 pp
Annualized churn rate [3] (blended - variance in p.p.)	17.3%	**17.6%**	0.3 pp
ARPU [4]			
Pre-paid	19.0	**19.7**	4.0%
Post-paid	68.4	**71.0**	3.8%
Blended [5]	39.9	**40.9**	2.4%
Blended voice	34.1	**34.1**	-0.2%
Blended data	5.8	**6.8**	17.7%
Market share of active customers [6]			
Pre-paid	50.9%	**47.9%**	-3.0 pp
Post-paid	63.9%	**59.8%**	- 4.0 pp
Total	55.7%	**52.2%**	-3.5 pp
UoU [7]	**213.4**	**220.3**	3.2%

1. Active customers are customers who have made or received at least one call or sent or received at least one SMS in the last three months.
2. Percentage based on total number of Belgacom Mobile SIM cards in circulation.
3. Annualized churn is the total number of SIM cards disconnected from the Belgacom Mobile network, plus the total number of port-outs due to mobile number portability, during a year, divided by the average number of customers during that year.
4. ARPU has been calculated on the basis of monthly averages for the period indicated.
5. Monthly blended ARPU is total service revenues, excluding roaming-in and activation revenues, divided by Belgacom Mobile's active post-paid and pre-paid customer base for that month
6. Belgacom Mobile estimate
7. UoU: Units of Use: Minutes of Use + SMS (where 1 SMS equals 1 minute) per active customer

management discussion and analysis of results of operations per business segment

Minutes transported by ICS
(billion)


3.34
3.16
H1-03 H1-04

International Carrier Services

EUR million	Six months ended 30 June 2003	2004
Total segment revenue	318	**296**
Costs of materials and charges to revenue	-277	**-259**
Personnel expenses and pensions	-9	**-10**
Other operating expenses	-21	**-39**
Total operating expenses before depreciation & amortization	-307	**-309**
Total segment result	11	**-12**
Depreciation and amortization	-17	**-10**
Operating loss	-6	**-22**

Segment revenue

Total revenues of the International Carrier Services segment decreased by EUR 22 million (-7%) in comparison to the first semester of 2003. This evolution is driven by competitive pressure on prices (revenues per minutes in transit and direct routing respectively down by 15% and 13%). The US dollar exchange rate versus the euro also negatively impacted the competitiveness of euro-based carrier companies and the revenues of the segment.

EUR million	Six months ended 30 June			
	2003	2004	Variance	Variance
Voice	308	**287**	-7%	-21
Data	1	**2**	69%	1
Capacity	3	**4**	16%	0
Others [1]	6	**4**	-34%	-2
Total revenues	**318**	**296**	-7%	**-22**

1. primarily revenues from infrastructure, telegraphy and telex

Despite fierce competition on the international carrier market, the volume of minutes is growing (+6% year-over-year). The International Carrier Services strategy to capture growth from mobile operators has proven to be successful. The increase in destination mobile minutes transported reached 17% and largely offset the decrease in destination fixed minutes transported.

Billion minutes	Six months ended 30 June		
	2003	2004	Variance
Total	3.16	**3.34**	6%
total fixed	1.92	**1.89**	-2%
total mobile	1.24	**1.44**	17%

Segment operating income

The decline in revenues is partially offset by exchange rate evolution positively impacting some of the charges to revenues (termination fee), savings on international network costs and increased control on customers debt.

Following the unfavorable evolution of the segment result, an impairment loss has been recorded on the net assets of the segment for an amount of EUR 20 million in the first half of 2004.

The decrease of the depreciation charges is mainly due to the reduction of the useful life of submarine cables decided in June 2003 that caused a significant depreciation cost in June 2003.

management committee

The Management Committee's role, apart from exercising the specific powers entrusted by the 1991 Law to the Management Committee, is to assist the President and Chief Executive Officer in the exercise of his powers. The Management Committee aims to decide by consensus. The Management Committee generally meets on a weekly basis. The current members of the Management Committee are as follows:

Didier Bellens



Didier Bellens was appointed as President and Chief Executive Officer and a director of Belgacom in March 2003. Previously Mr. Bellens served as the CEO of the RTL Group in Luxembourg and prior to that, as the CEO of the Group Bruxelles-Lambert. He holds a degree in Economics and Business Administration from the University of Brussels (ULB).

Scott Alcott



Scott Alcott is Chief Operating Officer of Belgacom's Fixed Line Services since July 2004. Previously, Mr. Alcott had served as Belgacom's Chief Strategy Officer, Chief Information and Technology Officer and as General Manager of Marketing and Product Management and a Director of Skynet, and a director of Belgacom's Multi-Media Venture Capital Fund. In 1995, Mr. Alcott joined Ameritech (now SBC) in 1995 as Director Marketing & Product Management – Long Distance Division, and later as Director New Product Development/Packaging. Mr. Alcott holds a B.S. in Economics from the Wharton School at the University of Pennsylvania.

William Mosseray



William Mosseray was appointed Chief Strategy Officer in July 2004 and has served as Belgacom's Chief Restructuring and Change Officer since 2002. Mr. Mosseray joined Belgacom in 1993 and previously served as Executive advisor to the CEO, General Manager for the Special Business Division, Head of Corporate Strategy & Development and Chief Human Resources Officer. He obtained a law degree from the KULeuven and a tax law degree from ICHEC. Mr. Mosseray also holds an MBA from the Vlerick Leuven Ghent Management School.

Bridget P. Cosgrave



Bridget Cosgrave has served as the President of the International Carrier Services of Belgacom since 2001 and she joined the Board of Directors of Belgacom Mobile in 2004. From 1993 to 1996, Ms. Cosgrave was a Project Director at British Telecom Plc. In 1996, she was elected and served her full term as the Deputy Director General of the European Telecommunications Standards Institute (ETSI). Ms. Cosgrave has a B.A. (Hons.) from Queen's University at Kingston, Canada and a MBA from the London Business School.

Ray Stewart



Ray Stewart has served as the Chief Financial and Administration Officer of Belgacom since 1997. Mr. Stewart was employed by SBC, but became an employee of Belgacom on 1 April 2004. From 1994 to 1997, Mr. Stewart was the CFO of Matav, a Hungarian telecom operator in which Ameritech bought a shareholding. Mr. Stewart holds an undergraduate degree in Accounting and an MBA in Finance from Indiana University.

Astrid De Lathauwer



Astrid De Lathauwer has served as Chief Human Resources Officer for Belgacom since 2002. Ms. De Lathauwer joined Belgacom in 2000 and previously held the positions of Top Group Resources & Talent Director and HR Director of Belgacom. Prior to joining Belgacom, Ms. De Lathauwer worked in marketing and human resources with AT&T and Monsanto. Ms. De Lathauwer holds a degree in History of Art from the University of Ghent and a degree in International Politics and Diplomatic Sciences from

Philippe Vander Putten



Philippe Vander Putten has served as the CEO of Belgacom Mobile since 1998 where he is also an executive director, since 1998. Mr. Vander Putten started his professional career at Procter & Gamble, working in the FMCG sector at L'Oréal. In 1986, Mr. Vander Putten joined the Kraft Jacobs Suchard Group (now Kraft Foods) and held several positions in Marketing & Sales before becoming the Managing Director of Kraft General Foods for Benelux in 1991. Mr. Vander Putten holds a bachelor degree and a master's degree in administration and management from

practical information

Disclaimer

This communication contains forward-looking statements, including statements about the Company's beliefs and expectations. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by Belgian law. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

Investor Relations

Ingvild Van Lysebetten
Investor Relations Manager
Bd du Roi Albert II, 27
B - 1030 Brussels
Tel: + 32 2 202 40 23
Fax: + 32 2 201 54 94
E-Mail: investor.relations@belgacom.be

Web site address: www.belgacom.be/investor

Registered office information

Belgacom, Société Anonyme de droit public
(Belgacom, a "limited company" of public law)

Headquarters
Bd du Roi Albert II, 27
B - 1030 Brussels, Belgium
Tel: + 32 2 202 41 11
VAT Reg. BE 202.239.951
Brussels Trade Registry n° 587.163

Date of constitution - Legal form
The transformation of Belgacom into a "société anonyme" of public law was implemented by the Royal Decree of December 16, 1994, which was published in the Official Belgian Gazette on December 22, 1994 and went into effect on the same day.

Editor-in-chief:
Ingvild Van Lysebetten
Bd du Roi Albert II, 27 – B - 1030 Brussels
Conception and coordination:
Ingvild Van Lysebetten, Bernard Caroyez, Baudhuin Pringiers
Graphics: Chris Communications - www.chriscom.be
Printing: Snel Grafics
Pictures: Jean-Michel Byl






BelgacomTV: new service over Belgacom broadband

03/09/2004

Belgacom is giving top priority to the development of interactive digital television (iDTV) over the fixed telephone line. With BelgacomTV, consumers will be able to choose from a large number of new applications and enrich their viewing experience. This is one more way in which Belgacom hopes to further extend the remarkable success of broadband in our country. The Belgacom network is ready for iDTV, and some 1000 families will begin testing BelgacomTV in November.

Taking broadband's success even further

In just a few years, broadband in Belgium has grown into a true success story, one reason being the healthy competitive environment in both Internet and telephone services. With Belgacom's introduction of interactive television, a new chapter can be added to that success story.
Over the last few months, broadband growth has slowed down, most likely due to stagnating PC penetration. Making iDTV and interactive applications available over a highly popular medium such as television should contribute to the shrinkage of this "digital divide."
Belgacom wants to offer consumers not only a choice of suppliers, but also a greater selection of channels and new, interactive applications. Interactive technology is playing an increasingly important role in our daily lives. Together with the government and other actors on the market, Belgacom wants to stimulate our country's evolution into "e-Belgium." Belgacom is playing its part by developing the "Broadway" program, which will offer applications such as teleworking, home networks, PC back-up, online gaming, online music, TV over PCs... and iDTV.

BelgacomTV

Interactive digital television is already well established in the United Kingdom, and Belgacom is ready to jump on the bandwagon. With its launch of iDTV and the further development of broadband, Belgacom intends to give the growth of the information society a tremendous boost. BelgacomTV will offer customers more choice, and this will all have a positive impact on the economy, society and local culture.
In addition to an extensive range of very advanced interaction applications (electronic TV guide, digital video recorder, super teletext, participation in TV games, etc.), BelgacomTV will also provide users with access to services such as video-on-demand, local information, e-shopping and the possibility to surf and e-mail via television. Viewers will be able to watch TV programs when, where and how they want, with superior picture and sound quality.

Belgacom ready for test in November

As from November 2004 BelgacomTV will be tested by some 1000 families in Ghent, Brussels and Liège. The test will gather information on both the technical performance, and the user-friendliness of the content. Judging by the number of content suppliers who have already signed up to participate, there won't be a lack of results.
The test users will be able to view broadcasts from the VRT, Vitaya, VT4, France Télévision, Kanaal Z, AB3 and Discovery Channel networks. Video-on-demand : the content will be delivered by existing partners, and the catalog will include more than just movies (series, etc.). The testers will of course also be able to surf, e mail and chat. The list of participating content suppliers is expected to increase. Talks with other possible partners continue, and additional content may very well be included in the test offer.

Commercial launch planned for 2005

Belgacom is planning the commercial launch of BelgacomTV for 2005, once the test results have been evaluated. The plan is to provide BelgacomTV over both the current ADSL technology and tomorrow's VDSL technology. Current ADSL technology is sufficient to enable customers to use BelgacomTV. With VDSL technology, they will be able to run a number of interactive applications at the same time.




belgacom

online support search

Belgacom Group | private | professional

Press release of the Belgian government

15/10/2004

Today, Mr. Jan Coene deemed it in the best interest of the company to offer to the Belgian government his resignation as chairman of the board of directors of Belgacom.

There are no doubts within the Belgian government and the board of directors of Belgacom concerning the integrity and efficiency displayed by Mr Coene during his mandate. On the contrary, it was during his presidency that the extremely successful IPO and the further development of the strategy of the Belgacom group were realized.

The government regrets the decision made by Mr Jan Coene, but understands that he has reached this decision in light of the recent news coverage. The government accepts his resignation.

Minister Johan Vande Lanotte wishes to thank Mr Jan Coene on his own behalf and in name of the government for his efforts, leadership and the results he has achieved.

Théo Dilissen new Chairman of Belgacom

The Belgian Government has appointed Mr Theo Dilissen as chairman of the Board of Directors of Belgacom. This occurred after Mr Jan Coene offered his resignation to the government earlier today.






belgacom

Belgacom launches Belgacom VDSL, the fastest Internet solution in Belgium

29/10/2004

On 2 November, Belgacom launches the first commercial services of its Broadway project. Through investments in the network, the Broadway project will make it possible to provide new value-added services. With this project, Belgacom, which is already the leading provider of broadband services in Belgium, aims to further expand its range of products and services.

Five years after the launch of ADSL, as one of the first operators in Europe, with the launch of VDSL, Belgacom asserts its pioneering and leadership position in the area of broadband Internet in Belgium and Europe. This new performant network will allow Belgacom to provide new applications and services.

The offering

The new products are available in two different packages: Belgacom VDSL Boost for residential customers and SME's, and Belgacom VDSL Office for large companies.

With Belgacom VDSL Boost, Belgacom is offering the fastest Internet product for residential customers and SMEs on the market: this service will enable information to be downloaded at the speed of 9 Mbps; the upstream speed of Belgacom VDSL Boost is 400 Kbps. This enables users to operate several applications at the same time, e.g., surf, telework, use multimedia applications, download, and play games on the Internet, with the utmost convenience.

The monthly data limit provided with this package is 15 GB, and four PCs can be connected simultaneously. A Belgacom VDSL Boost subscription costs €59.95 per month (incl. Internet access). With the introductory offer in November and December, the complete installation (which normally costs €129) is free of charge. The VDSL modem will be available at the price of €149.

The Belgacom VDSL Office subscription is intended for large companies, and supplements the existing range of professional ADSL and SDSL products. Belgacom VDSL Office is offered for both Internet access and BiLAN (Belgacom's private network solution) access, and enables a downloading speed of 9 Mbps and an uploading speed of 640 Kbps. There are no limits to the volume that can be used or the number of PCs that can be connected. If linked to a fixed IP address, the Belgacom VDSL Office subscription is ideal for connecting servers.

The future

In the beginning of 2005, the announced tests of BelgacomTV on ADSL technology will be extended to the VDSL platform. The current capacity of ADSL technology already allows customers to use BelgacomTV. With VDSL technology, they will be able to run a number of interactive applications at the same time.

For the Broadway project, Belgacom is upgrading its access network progressively to a combined copper and fiber optic network. This upgrade includes placing additional optical fiber between the local nodes and the distribution frames. Belgacom is planning to run the optical "fiber to the curb" in the major Belgian cities. This Broadway project is first being rolled out in the most densely populated areas, as was the case with the development of the GSM network.

At the launch, Belgacom VDSL is already available in parts of Bruges (Sint Michiels), Ghent, Antwerp, Brussels (south border), Mons and Liège (Ans).
For more information, or to see whether and when VDSL is available in your area, surf to www.belgacom.be/vdsl.

› **www.belgacom.be/vdsl**







belgacom

online support search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner

More than one million ADSL connections in Belgium

04/11/2004

In March, Belgacom celebrated the connection of its millionth surfer to the network. Of these surfers, two thirds had already opted for ADSL. Today Belgium boasts more than one million ADSL connections.

In fact, Belgium ranks among the world leaders in terms of broadband penetration (with 1,274,000 broadband subscribers, or approximately 29% of households, on 31 December 2003).
Less than five years after the launch of ADSL, one million customers are connected to this broadband solution in Belgium. At the end of 2001, Belgacom had 230,000 ADSL connections. By the end of 2002 this figure had risen to 517,000 and at the end of 2003 there were 785,000 ADSL connections (including wholesale). Today there are 1,000,000.

It is no secret that while the number of narrowband subscribers is decreasing (there are still some 312,000 dial-up customers), the number of broadband subscribers is increasing. More and more customers are switching to one of the many ADSL packages.

The breakthrough of Belgacom's broadband service is therefore continuing on the fast track. After all, broadband is the future for people wanting to surf the Net easily and at high speed while remaining available to take telephone calls.

What is more, this week Belgacom launched Belgacom VDSL, the fastest Internet solution in Belgium. Five years after the launch of ADSL, and as one of the first operators in Europe, Belgacom is thereby consolidating its pioneering role and leadership position in the field of broadband Internet in Belgium and Europe. With this new, extremely powerful network, Belgacom will be able to provide more and more new services and applications.

Promotional campaigns

Belgacom will continue to conduct promotional campaigns for broadband services.

Currently there is a special offer for Belgacom ADSL (until end November 2004)
More info: http://www.belgacom.be/adsl or 0800 55 800.

Moreover, 2 November saw the launch of Belgacom VDSL, the fastest Internet solution in Belgium.
More info: Surf to www.belgacom.be/vdsl, where you can check whether VDSL is available in your area.

- **http://www.belgacom.be/adsl**
- **http://www.belgacom.be/vdsl**




Proximus launches the UMTS/GPRS/Wireless LAN Vodafone Mobile Connect Card. Three technologies and just one datacard for high-speed mobile solutions.

16/11/2004

Proximus is extending its range of datacards today, introducing the UMTS/GPRS/WLAN Vodafone Mobile Connect Card. This datacard provides the mobile operator's business customers with a continuously optimal connection for accessing all their usual office applications.

Since May this year, Proximus has been offering its business customers the possibility of accessing all their usual office applications, such as e-mail, electronic calendars and the Internet at up to seven times the speed of a dial-up connection on a fixed line and up to ten times the speed of a GPRS connection, thanks to the "Vodafone Mobile Connect UMTS/GPRS datacard."

Today, Proximus is reinforcing its total mobility concept by launching a datacard that enables users to choose between three technologies - UMTS, GPRS or Wireless LAN - to access their office applications. The switch between 3G and GPRS networks is fully transparent for users: when they are in areas covered by the 3G network, they benefit from considerably faster connection speeds. When they leave these areas, the service connects automatically to the Proximus GPRS network, which covers 99% of the Belgian population.

Wireless LAN is available in the Proximus-hotspots who are located in places frequented by businesspeople: business hotels, congress centers, exhibition centers, etc. Proximus has installed hotspots in, for example, the ICC Conference Center in Ghent, the Exposition Center in Kortrijk, the Château du Lac in Genval, the Réserve Hotel in Knokke, the Conrad Hotel in Brussels, the Elewijt Center in Zemst, the Palais des Congrès in Liège, the Brussels Trade Mart and Brussels Zaventem National Airport. Since September 1st Proximus has a Wireless LAN hotspot in Brussels airport in Zaventem. The hotspot at the airport gives wireless Internet access in Pier A and Pier B and in the business lounges.

The Vodafone Connect Card range consists of:
- UMTS/GPRS: EUR 399 (incl. VAT);
- UMTS/GPRS/WLAN: EUR 539 (incl. VAT).

In addition to the three cards already available (1 hour for EUR 10, 24 hours for EUR 20, and 5 days for EUR 50), Proximus is introducing new payment options for the use of its WLAN hotspots, by end of December:
- payment by credit card;
- payment by SMS: for Proximus customers only; one payment per SMS. In this case, the amount paid appears on the customer's bill or is deducted from the credit on the customer's Pay&Go card;
- fixed monthly charge of EUR 7.62 (incl. VAT). Each session, which must be at least five minutes long, is billed at EUR 0.127 per minute (incl. VAT). This per-minute amount is deducted from the fixed monthly charge each time the service is used.

By investing in UMTS, GPRS and WLAN technologies, Proximus is seeking to offer its customers a global mobile solution that enables them to access all the information they require, irrespective of the technology used.





belgacom

online support | search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner

Proximus: UMTS coverage in 12 Belgian cities and roaming in 12 countries

21/12/2004

Brussels, Antwerp, Ghent, Charleroi, Liege, Namur, Leuven, Hasselt, Kortrijk, Aalst, Bruges and Mechelen.

In May 2004 Proximus was the first mobile operator in Belgium to launch UMTS services for professional users in six cities. Today, the number of cities with UMTS coverage has doubled. Laptop users can use UMTS services in Brussels, Antwerp, Ghent, Charleroi, Liege, Namur, Leuven, Hasselt, Kortrijk, Aalst, Bruges and Mechelen. Proximus' UMTS network already reaches more than 25% of the population and is being continualy expanded.

On 13 May 2004, Proximus was the first mobile operator in Belgium to launch UMTS for laptop users with the Vodafone Mobile Connect UMTS/GPRS datacard, the first high-speed datacard for laptops in Europe. On 16 November, Proximus extended its range of datacards with the Vodafone Mobile Connect UMTS/GPRS/WLAN datacard. This new equipment enables users to select between 3 technologies, UMTS, GPRS or Wireless LAN, to have access to their business applications.

The Proximus UMTS service is primarily aimed at professional customers and fits into Proximus' Mobile Business Solutions strategy to offer its customers a complete mobile solution that enables them to have permanent access to the information they require, regardless of the technology used.

Vodafone Mobile Connect datacards

The Vodafone Mobile Connect datacards offer customers access to all of their usual office applications such as e-mail, business applications and the Internet at transmission speeds of up to 384 kilobits per second, which corresponds to 7 times a dial-up connection via a land line and 10 times a GPRS connection. This enables customers with a laptop to work while on the road as well as in the office. The higher data speed of the Vodafone Mobile Connect UMTS/GPRS and UMTS/GPRS/WLAN datacards, in combination with their reliability and user-friendliness, make more productive work possible and increase the accessibility of mobile employees.

UMTS coverage in 12 cities

Thanks to the expansion of UMTS coverage Proximus customers can now use the UMTS laptop datacard in Brussels, Antwerp, Ghent, Charleroi, Liege, Namur, Leuven, Hasselt, Kortrijk, Aalst, Bruges and Mechelen.

When the user is outside UMTS range, the datacard automatically switches over to the Proximus GPRS network which offers full coverage throughout Belgium. This means that Proximus customers can access their office applications everywhere

and at all times with their Vodafone Mobile Connect datacard.

Proximus offers UMTS roaming in 12 countries

Proximus customers using the laptop datacard can also use the UMTS service when they are abroad with the same speed and ease as in Belgium. Users can already have access to the UMTS service in Germany, France, Greece, Ireland, Italy, the Netherlands, Portugal, Japan, Spain, Great Britain, Sweden and Switzerland.

Just like in Belgium, if no UMTS coverage is available, the datacard switches over automatically to GPRS. This means that Proximus customers can use services such as BlackBerry and the Vodafone Mobile Connect laptop datacard via the GPRS network in almost 50 countries.

Moreover, customers can make mobile calls and send or receive sms messages via the GSM network in 170 countries worldwide. Proximus thus leads the field in Belgium, because it offers customers mobile services in the largest number of countries in the world via the GSM, GPRS and UMTS networks. Proximus' unique roaming facilities are a direct benefit of the extensive international cooperation between Vodafone companies and partner networks throughout the world.





belgacom

online support search


Belgacom Group | private | professional


• about us

• press corner
various documents

• working at Belgacom

• corporate citizenship


• sponsoring

• investor corner

You are here : press corner

Belgacom and Securitas complete transaction 14/01/2005

In accordance with the agreement with Belgacom S.A signed in April 2001, Securitas has today acquired the minority share of Belgacom in Alert Services Holding S.A (hereafter referred as ASH) for MEUR 50 (MSEK 450).

In April 2001 Belgacom S.A. signed an agreement with Securitas Direct to combine their respective small alarms operations in the Benelux and France.

The transaction was to be completed in three steps. As a first and immediate step, Securitas acquired a 5 percent minority interest in ASH. As a second step in 2002, Securitas transferred its French and Belgian small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. This step did not include any exchange of cash. Belgacom consolidated ASH under the equity method as from beginning of 2002.

In the third step, Securitas has now acquired the remaining 28 per cent of the shares in ASH for MEUR 50 (MSEK 450).

The transaction is subject to clearance by the Belgian competition authority.

belgacom

online support search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner

Belgacom sells BDS and continues its cooperation agreement with Promedia

01/02/2005

Belgacom and Promedia, the publisher of the Belgian Yellow Pages, have concluded an agreement under which Belgacom shares in Belgacom Directory Services (BDS) will be sold to Promedia for a total amount of EUR 284.9 million. The transaction will be made in cash. Promedia, which publishes the Belgian Yellow Pages, is a part of the World Directories Group that was recently sold to Apax Partners and Cinven Ltd.

Following this operation, Promedia will have the 25% Belgacom share in the directory services in Belgium.

In parallel with the financial transaction concluded between Belgacom and Promedia, the parties have decided to continue their collaboration agreement. The agreement provides that Promedia will continue to publish the White Pages.

This agreement is a positive development for both companies. Eventually, it could lead to new forms of cooperation between Belgacom and Promedia, notably in the audio- and online directory assistance field.




belgacom

online support search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner



Belgacom comments on Cesky Telecom and Turk Telecom

07/02/2005

Today, the Czech Government published the shortlist of candidates for the privatisation of the historical incumbent Cesky Telecom. Belgacom has indeed submitted a preliminary non-binding indication of interest, which allows the company to access additional information about the Czech operator. This is a necessary step to enter the due diligence process which will allow Belgacom to decide whether or not to make a formal bid. In the coming weeks, Belgacom will have access to the data room in order to decide the further course of action.

In addition, Belgacom had expressed its interest for the 55% sale of Turk Telecom. Last Friday, Belgacom informed the Turk authorities in charge of privatization process that it will abstain from further steps in this process. Belgacom estimated that this opportunity is not a strategic priority.






Belgacom SA and Swisscom Fixnet AG to combine international carrier businesses

23/02/2005

Belgacom and Swisscom Fixnet have signed an agreement to combine their international carrier businesses into a joint venture. This transaction will enable the newly created company to reinforce its market position and competitiveness in the international carrier market while realising synergies. Belgacom SA will own 72% and Swisscom Fixnet AG 28% of shares in the new company, which will have its headquarters in Belgium.

Belgacom SA and Swisscom Fixnet AG are to establish a joint venture in which Belgacom will own a 72% stake, while Swisscom Fixnet will contribute its international carrier business in exchange for a 28% stake. Headquarters will be located in Brussels with an office in Switzerland. The Belgacom offices in Dubai, New York and Singapore will be maintained. While employment opportunities in the new company will be offered to Swisscom employees, approximately 100 of the 124 jobs in Switzerland are to be phased out within the next three years. The Swisscom affected employees will benefit from Swisscom's comprehensive social plan which is already in place. Belgacom International Carrier Services employment will not be affected by the transaction.

A leading international voice carrier

The international carrier business is affected by strong competition, overcapacity and the associated severe pressure on prices. This transaction will create a strong new player in the international carrier business. This increase in scale will improve the joint venture's competitive strength on the international market. In the joint venture, Belgacom and Swisscom Fixnet will capitalise on their existing strengths in the international wholesale voice business while reinforcing offerings that address the voice and data needs of mobile operators. All commitments and financial obligations towards customers and suppliers will be assumed by the joint venture.

The transaction is expected to be cash-flow positive for both shareholders as from completion. The Boards of Directors of Belgacom and Swisscom have unanimously approved this transaction, completion of which is subject to the approval of the relevant competition authorities.

Commenting on the deal, Bridget P. Cosgrave, CEO of Belgacom International Carrier Services, said: "Our customers will benefit from the reinforced size and scale of the combined entity together with our proven quality of service. In merging, we have fulfilled one of the strategic objectives of the Belgacom Group. We have taken a first step towards the consolidation of the international carrier segment, and are proud to be one of the leading international wholesale carriers worldwide."

According to Christoph Brand, Head of Swisscom Fixnet Wholesale, responsible for the national and international wireline networks and wholesale business, "The Joint Venture strengthens the competitiveness of the Swisscom Group while at the same time allowing Swisscom Fixnet to continue its focus on our core national network and wholesale business. Due to the joint venture's enhanced purchasing power, Swisscom Group companies will be able to obtain better prices for termination in foreign countries while maintaining the high quality standard for which Swisscom is universally renowned."

› www.swisscom.com





belgacom

online support | search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner

Belgacom: revenue up 1.6% and EBITDA up 6.4%

25/02/2005



**Free cash flow reached EUR 1,421 million at the end of 2004.
Net income amounted to EUR 922 million for the year.
Earnings per share (EPS) are up to 2.57 EUR.**

› **The full press release in pdf**

belgacom

Press release – Brussels - 25 February 2005

Belgacom: revenue up 1.6% and EBITDA up 6.4%

Free cash flow reached EUR 1,421 million at the end of 2004.
Net income amounted to EUR 922 million for the year.
Earnings per share (EPS) are up to 2.57 EUR.

Highlights

- **Group revenue** up by 1.6% compared to the previous year to EUR 5,540 million.
- **Group EBITDA** excluding non-recurring items, increased by 6.4% mainly thanks to Fixed Line Services (FLS), via a strict cost control policy on operating expenses.
- **EBITDA margin** excluding non-recurring items rose to 43,2%.
- **Net profit (Group share)** amounted to EUR 922 million
- **Earnings per share (EPS)** at EUR 2,57.
- **Cash flow before financing activities** (Free Cash Flow) reached EUR 1,421 million.
- **Fixed Line Services** won back more than 142,000 customers by end 2004.
- **Mobile Communication Services** maintained an EBITDA margin above 50%.
- Belgacom SA and Swisscom Fixnet AG combined their **International Carrier Services** businesses.
- **Normal Dividend** of EUR 1.38 per share and an **Extra-ordinary dividend** of EUR 0.55 will be proposed at the Annual General Meeting on 13 April 2005.
- **Share buy-back** for a maximum amount of EUR 300 million has been approved.

Business Update

1. Fixed Line Services (FLS)

Voice market
2004 began with a very aggressive attack from our competitors. Both fixed and mobile operators hit FLS with numerous promotions, cut-the-wire campaigns and aggressive price-perception campaigns. On top of their existing product portfolio, fixed operators have changed their customer approach by marketing *bundled offers* combining voice (fixed and/or mobile) with Internet services. New pricing plans such as *flat fee* offers (e.g., unlimited fixed off-peak calls for a flat monthly fee) were also launched.

Internet market
The Internet market in Belgium continued to grow in 2004 (+ 7% vs. December 2003).
Belgium has one of the highest broadband penetration rates in terms of the percentage of households in Europe (approximately 37% at the end of 2004).
The launch of 'Light' offers by both competitors and FLS stimulated growth in broadband in 2004 by offering customers an entry-level broadband package for a limited price.

Data market
In the business data market, system integrators, ICT players and other competitors have strengthened their position based on consolidations and by focusing on new customer segments and/or core business activities.
In 2004, the retail data market continued to be subject to increased xDSL competition via regulated offers (BROBA and BRUO). On top of pure connectivity services (Belgacom interconnection of Local Area Networks), this segment was also characterized by growth in managed services (increased market demand for security and voice over IP), increased capacity needs, migration to higher speeds and an ongoing move to ICT convergence and bundled services.

Marketing in action
FLS addressed the challenging market dynamics successfully by adopting a coherent marketing strategy in order to

- Retain as many customers as possible, win back lost customers and acquire new customers;
- Develop and offer new products and services creating new revenue flows.

"*Winback*" is a prime example: in early 2004 FLS launched major winback initiatives and campaigns based on our new competitive rate plans. Thanks to these campaigns, more than 142,000 customers were back at Belgacom by the end of 2004.

To increase customer *retention*, specific actions were taken targeting our top voice traffic customers. These efforts will be continued in 2005.

New communication campaigns were launched to improve perception of FLS prices in the market and to counter competitive advertisements by creating awareness of our rate plans. These communication campaigns were reinforced by the *aggressive launch of new products and services.*

Residential market
In May 2004 *'Discovery Line'* was introduced, a very innovative discount program for conventional fixed-line telephony offering a lower subscription charge and higher rates for outgoing calls. At the end of the year, more than 70,000 customers had acquired a Discovery Line.

As our customers perceive basic voice services as a commodity product, *innovative pricing* concepts were introduced and promoted for both residential and business customers.

FLS has invested approximately EUR 83 million in the Broadway project to allow the planned rollout of the VDSL platform and to bring fibre to the street-cabinet level. By the end of 2004, 1,343 VDSL remote units were active, yielding a footprint of 6.77% or 264,000 lines.
FLS has again demonstrated its frontrunner position by being the first operator in Europe to launch a commercial VDSL offer. The market has identified this offer as being the fastest Internet offer available. Neither offer has cannibalized the existing standard ADSL offers.

Skynet *renewed its portal* in June, which was perceived as very positive by our customers. Customer experience testing and a new technical platform allowed the audience to be served in a personalized way.

Business market
To meet needs of SMEs, FLS launched specific products such as *Plug & Work*, a teleworking solution via Internet; *ADSL Pro Compact*, an entry-level solution for professional Internet access; and *Belgacom Communication Tools*, an outsourced version of the Microsoft Exchange solution.

FLS launched a new international concept for its retail professional customers. This concept is based on expanding its strong national managed services portfolio (BiLAN) worldwide. Connectivity is purchased through different partners to obtain an optimal mix of coverage and cost.

To counter the threat of integrators on the professional market and to create new revenue streams by going higher up in the value chain, FLS focused on its Network and System Integration unit. This was achieved by launching new services and by acquiring a high-performance data centre, allowing further diversification of our product portfolio. FLS also marketed a full range of network security solutions for the professional market.

National wholesale market
Belgacom is the main national wholesale service provider in Belgium. Our product portfolio includes voice and data connectivity plus capacity and infrastructure services.
National wholesale activities increased by approximately 10% in 2004. The consolidation on this market is ongoing and will continue over the coming years. Belgacom's market share remained at an estimated 70% in 2004.

2. Mobile Communication Services (MCS)

Market and competition evolution
In December 2004, Belgium's mobile phone active penetration reached an estimated 81% (versus 75% in 2003) with an estimated 8.4 million users.

MCS faced an increased level of competition from the two other mobile operators in the market: one focused strongly on the business segment with aggressive pricing offers, while the other attacked mainly the residential market with advertising campaigns and continuous promotions, including free minutes and referal programs.

In addition, several Mobile Virtual Network Operators (MVNO) entered the market. So far MVNOs have not taken a mass-market approach but instead have a niche positioning. At the end of 2004 more than 20 MVNOs were active on the Belgian market.

At the end of 2004, MCS remained the leader in the market share of active customers* with an estimated 50.0% in 2004 versus 53.7% in 2003.

In absolute figures, at the end of 2004, the number of active MCS customers was 4,197,826 versus 4,201,503 at the end of 2003. The number of SIM cards registered on the Proximus network was 4,320,861 (1,739,095 postpaid subscribers and 2,581,766 prepaid Pay & Go) versus 4,348,736 cards at the end of 2003.

At the end of December 2004, blended ARPU was EUR 41.00 for the active customer base versus 40.3 at the end of 2003. This represents an average of EUR 19.60 for a prepaid customer (compared to EUR 19.20 at the end of 2003) and EUR 71.60 for a postpaid customer (compared to EUR 69.10 at the end of 2003).

A top class network
Covering more than 99% of the population, the Proximus GSM/GPRS network was deployed on 3,320 antenna sites at the end of 2004. The cutting-edge technologies that were set up, matched with careful maintenance, ensure first-rate quality and reliability.

In 2004 MCS was the first mobile operator to start 3G services in Belgium and was still the only operator to offer such services at the end of 2004. MCS business customers can use the Vodafone Mobile Connect Card via the UMTS network in 12 major Belgian cities. The Proximus UMTS network covered 28% of the population at the end of 2004. In 2004 more than 50 million EUR were invested in the UMTS network.

In June 1999 MCS was the first operator to provide coverage in the Brussels underground. Driven by its continuous concern to improve its services, MCS has also become the only Belgian mobile operator to enable its customers to use their GSMs in the undergrounds of Charleroi and Antwerp in December 2004.

---

* An active customer is customer that has sent or received a call or SMS message during the last three months.

MCS leads the Belgian market in terms of worldwide reach. Its postpaid customers can use their mobile phone via the GSM network in 171 countries thanks to voice roaming agreements with 308 operators. Its prepaid customers can do the same with 67 operators in 46 countries. MCS has also GPRS roaming agreements with 94 operators in 50 countries and UMTS roaming agreements in 12 countries.

Innovation in products & services
In May 2004, MCS was the first mobile operator in Belgium to commercially launch 3G services for laptop users. MCS extended its range of datacards in November 2004 with the Vodafone Mobile Connect UMTS/GPRS/WLAN datacard, enabling users to select between three technologies, UMTS, GPRS or Wireless LAN, to have access to their business applications.

MCS steadily increased its number of Wireless LAN hotspots to 44 end December 2004 including the Brussels airport. MCS wants to offer businesspeople a total mobility solution.

In October 2004, MCS launched the BlackBerry solution for corporate customers. Thanks to this push architecture, e-mails and appointments are delivered automatically to the handheld device without having to dial in.

Vodafone live!, the most integrated mobile multimedia offer, was introduced to residential clients in June 2004. This industry-leading, multi-media consumer service offering, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games, ringtones... to customers mobile devices. Vodafone live! has an exclusive range of MMS-compatible handsets with color screens and built-in cameras.

MCS introduced two new rates plans for its postpaid customers in 2004: *Exprimo* with the possibility to send 10 SMS messages or call for 10 minutes for EUR 1 and *FreeStyle*, which makes it possible to combine the advantages of a postpaid subscription and a prepaid card in one single formula.

3. International Carrier Services (ICS)

2004 was a challenging year for ICS, as price and margin declines continued in the wholesale market. ICS made the necessary changes to participate proactively in the strategic consolidation taking place in the market.

Market dynamics
The size of the international inter-operator market targeted by ICS is estimated to have grown by 1.2% during 2004 to EUR 13.2 Billion. International voice still represents more than 90% of this market. The international wholesale voice market volumes (transit) are calculated to have grown by 13% from 2003 to 2004.

The market of carrier services to mobile operators has expanded in 2004. This growth is present across the spectrum of the international carrier products: voice, messaging and roaming services, data and capacity.

The total market of voice traffic from fixed operators continues to decline, as mobile and VoIP substitution continues. The development of the VoIP retail interface allows ISPs & ASPs to collect voice traffic directly from end users and has created a new customer segment for the carrier industry. VoIP traffic is estimated to have reached 30 billion minutes in 2004, accounting for more than 13% of the world's international traffic.

Foreign exchange issues are present in the international carrier segment, where the evolution of the US dollar in 2004 has made pricing in euro less competitive towards customers buying in this currency.

Competitive landscape
During the first half of 2004, ICS faced tough competition in the international voice market, due to aggressive pricing by competitors. During the second half of 2004, ICS was able to regain most of the market share and revenue losses incurred during the first half of the year. Belgacom ICS's voice transit traffic grew from 3.4 billion minutes in 2003 to 4.2 billion in 2004, a volume increase of 22%.

Products and services evolution
New mobile products SMS transit and MMS transit, launched in 2004, generated encouraging revenues.

After 11 months of operations, the sales office in Dubai has been most satisfactory both in terms of traffic terminated in the region and new contracts. Further developments in parallel with liberalization are planned, including a network point of presence and the reinforcement of the local sales force.

Towards increased efficiency
Despite a sharp increase in traffic and the implementation of new services, ICS managed to reduce by 12% its network, HR and other operating expenses.

ICS maintained investment for the future through a switching-platform upgrade to provide full IP compliancy and capacity increase; implementation of "best-in-class" operating and support system (OSS) tools; and a new trading platform.

Strategy
Consolidation in the international carrier services market is expected to continue.
To facilitate participation in this consolidation, Belgacom has spun off its ICS activities into a wholly-owned subsidiary of Belgacom SA. The new company, Belgacom International Carrier Services (BICS), began operating on 1 January 2005.

belgacom

Financial Results

Comments on Consolidated Figures for the full year 2004

The Group's total revenue increased by 1.6%, to EUR 5,540 million, driven by revenue growth in Mobile Communications Services and International Carrier Services segments. The Group's revenue was impacted by competitive pressure in the Fixed Line Services segment. Total revenue includes the gain on disposal of buildings and equipments and a compensatory amount relating to the IPO transaction (EUR 35 million in total).

The Group's operating income before depreciation and amortization (EBITDA) grew by 73.9% to EUR 2,353 million, mainly impacted by a non-recurring expense recorded in 2003 related to the transfer of certain pension obligations to the Belgian State (EUR 897 million). In combination with the above-mentioned revenue growth, the positive evolution of this result was driven by a 1.8% decrease (EUR 58 million) in operating expenses (excluding non-recurring items). The Group's EBITDA evolution was negatively impacted by the recognition in 2004 of an impairment loss on the International Carrier Services segment (EUR 20 million) and by non-recurring expenses in respect of restructuring costs for the external mobility plans (EUR 41 million), also recorded in 2004.

Total revenue per business segment

	Year ended 31 December				
	2003		2004		Variance 2004 versus 2003
	(EUR million)	(%)	(EUR million)	(%)	(%)
Fixed Line Services	3,108	57%	3,092	56%	-0.5%
Mobile Communications Services	2,181	40%	2,239	40%	2.6%
International Carrier Services	626	11%	645	12%	3.0%
Intersegment eliminations	-461	-8%	-435	-8%	-5.6%
Total	**5,454**	**100%**	**5,540**	**100%**	**1.6%**
Non-recurring revenue	0		0		
Total	**5,454**		**5,540**		

For the year ended 31 December 2004, total revenue increased by 1.6%:
Fixed Line Services revenue decreased year-over-year by 0.5%. The growth in broadband and in national wholesale nearly offset the decline in the traditional voice business. Two one-time items (the gain on the sale of buildings and equipments and a compensatory amount related to the IPO transaction, for EUR 35 million in total) also positively impacted the segment revenue.
Mobile Communications Services revenue increased by 2.6%, as a result of service revenue growth (+ 3.3%). This was, however, partly offset by certain exceptional credits and discounts granted for the 10th anniversary of Belgacom Mobile that impacted the first half of the year 2004.
International Carrier Services revenue increased by 3.0%, thanks to the growth of mobile destination traffic (+24.4%).

Operating expenses before depreciation and amortization

	Year ended 31 December		
	2003	2004	Variance 2004 versus 2003
	(EUR million)		
Costs of materials and charges to revenue	1,376	1,461	6.1%
Personnel expenses and pensions	1,046	993	-5.0%
Other operating expenses	782	693	-11.4%
Total	**3,204**	**3,146**	**-1.8%**
Non-recurring expenses	897	41	
Total	**4,101**	**3,187**	

Excluding non-recurring expenses, total operating expenses before depreciation and amortization decreased by 1.8% or EUR 58 million.

Costs of materials and charges to revenue

For the year ended 31 December 2004, the costs of material and charges to revenue increased by 6.1%. This increase is mainly related to higher expenses for interconnection within Mobile Communications Services and to the impact on costs of mobile destination traffic growth in the International Carrier Services segment.

Fixed Line Services cost of materials and charges to revenue decreased by 0.6%, the cost increase in national wholesale being more than offset by the cost decrease in the retail business.

Personnel expenses and pensions

	Year ended 31 December	
	2003	2004
	EUR	EUR
	(EUR million)	
Salaries and wages	782	746
Social security expenses	142	163
Pension costs	100	17
Post-employment benefits other than pensions	7	39
Other personnel expenses	15	27
Total	**1,046**	**993**
Number of employees (full-time equivalents) (1)	**17,541**	**16,933**

(1) number of full-time equivalents, calculated on the basis of the consolidation percentage of subsidiaries owned less than 100%

Salaries and wages decreased in 2004 by EUR 35 million or 4.5%. The decrease is driven by the overall headcount reduction at Belgacom Group level (minus 608 full-time equivalents or -3.5%, some of which were the result of the BeST program and external mobility projects), offset in part by annual increases in salary levels (including index-related 2% increases at Mobile Communications Services in July 2004 and at Fixed Line Services and International Carrier Services in November 2004).

The increase in social security expenses in 2004 was mainly driven for EUR 30 million by additional social security contributions paid to the Belgian State for statutory employees (which is a consequence of the Pension Fund transfer at the end of 2003) and partly offset by fewer social security expenses following the headcount reduction.

Due to the transfer of the fully funded Pension Fund for statutory employees in 2003 and to the reclassification of interest costs related to BeST and PTS liabilities under "post-employment benefits other than pensions" in 2004, pension-related charges declined from EUR 100 million in 2003 to EUR 17 million in 2004. The EUR 17 million are in respect of pension benefits for statutory and non-statutory employees in excess of legal pension benefits.

Post-employment benefits other than pensions increased year-over-year 2004 versus 2003 by EUR 33 million. The increase was mainly driven by interest costs related to BeST and PTS liabilities (EUR 26 million), which previously had been classified under pension costs.

The EUR 12 million increase in other personnel expenses was mainly driven by the discounted share purchase plan (DSPP) and the employees stock option plan (ESOP), EUR 8 million and EUR 2 million respectively.

Other operating expenses
Other operating expenses decreased by 11.4 % (EUR 89 million), thanks primarily to the impact of cost-reduction initiatives. The trend here was also impacted by the reversal in 2003 of an impairment loss on rights of use from Global Crossing recorded in 2002 (EUR 9 million, within International Carrier Services), by the booking in the first half of 2004 of an impairment loss on net assets (EUR 20 million, within International Carrier Services) and by favorable one-time items recorded within Fixed Line Services in the first half of 2004 (EUR 30 million).

Non-recurring expenses
In 2004, the Group recognized a liability for restructuring programs (non-recurring expense) amounting to EUR 41 million. This was recorded in order to cover the obligation related to employees that have accepted the external mobility offer for the electronic identity card (e-ID) and for the emergency call center projects of the Ministry of Internal Affairs.
In 2003, the Group recorded a non-recurring expense of EUR 897 million incurred in connection with the transfer to the Belgian State of the accrued and future legal pension obligations for the Company's current and former statutory employees and their survivors.

Operating income before depreciation and amortization (EBITDA)

	Year ended 31 December				Variance 2004 versus 2003
	2003		2004		
	(EUR million)	(%)	(EUR million)	(%)	(%)
Fixed Line Services	1,109	49%	1,257	53%	13.3%
Mobile Communications Services	1,113	49%	1,135	47%	1.9%
International Carrier Services	28	1%	2	0%	-91.4%
Total	**2,250**	**100%**	**2,394**	**100%**	**6.4%**
Non-recurring revenue	0		0		
Non-recurring expense	-897		-41		
Total	**1,353**		**2,353**		

For the year ended 31 December 2004, total Group EBITDA progressed year-over-year by EUR 1,000 million. Excluding the impact of non-recurring items, operating income before depreciation and amortization grew by EUR 144 million or 6.4%.
Fixed Line Services' segment result increased by 13.3% year-over-year, thanks to lower operating expenses and one-time items recorded in the first half of 2004.
Mobile Communications Services' segment result progressed by 1.9%, driven by revenue growth.
International Carrier Services' segment result decreased year-over-year by EUR 25 million, mainly impacted by one-time items related to impairment losses. Excluding the impact of one-time items in both years, the ICS segment result grew by EUR 3 million (14.6%).

Depreciation and amortization
The downward trend in depreciation and amortization charges over the years can be explained in particular by a decreasing level of capital expenditures within Fixed Line Services until the year 2003. A downward review in June 2003 of the useful life of submarine cables within International Carrier Services had caused a significant charge of depreciation and amortization for the year 2003 for cables that were at the end of their new estimated useful life. Within Mobile Communications Services, depreciation and amortization charges are increasing over the years, mainly due to the operational launch in 2004 of both the new billing system and UMTS services.

Operating income (EBIT)
For the year ended 31 December 2004, operating income increased by EUR 1,045 million. This increase is primarily related to the impact of non-recurring expense of EUR 897 million recorded in 2003, compared to a non-recurring expense of EUR 41 million posted in 2004 to cover restructuring costs for external mobility projects.
Excluding non-recurring expenses in both years, operating income grew by EUR 189 million (12.9%) in 2004.

Net finance costs
The level of net finance costs has remained rather stable in 2003 and 2004.
Finance costs for the year 2004 reflected an increase in net interest charges over 2003, due to the significant cash-consuming events of late December 2003 and early 2004. On the other hand, the Group has collected greater dividends from its investments in satellites in 2004 and the Group has recorded much lower impairment losses on other participating interests that are not fully compensated by higher costs for the remeasurement to fair value of financial instruments.

Loss from enterprises accounted for using the equity method
For the years 2003 and 2004, enterprises accounted for using the equity method consist only of Alert Services Holding.

Tax expense
The effective income tax rate of the year 2004 amounts to 32.1%. This means an effective percentage lower than the tax rate applicable in Belgium (33.99% as from 1 January 2003) due to non-taxable income of some subsidiaries exceeding non-deductible expenditures of the Group.

Minority interests
The Group's most significant minority interest is Vodafone's 25% stake in Belgacom Mobile.

Net income
Net income increased from EUR 172 million in 2003 to EUR 922 million in 2004 thanks to a positive evolution of the operating income. In 2003, it was however impacted by a non-recurring cost of EUR 897 million.

Cash flow

	As of 31 December,	
Cash Flow and Capital Expenditures (EUR million)	**2003**	**2004**
Cash flows from operating activities	296	1,899
Capital expenditures	-502	-556
Cash flows from other investing activities	17	78
Cash flow before financing activities or "Free cash flow"	-189	1,421
Cash flows used in financing activities	-575	-1,658
Net decrease of cash and cash equivalents	-764	-237

The cash generated by the Group's operations is the primary source of liquidity. Despite the additional funding of EUR 1,381 million of the pension fund for statutory employees before its transfer to the Belgian State that occurred late in December 2003, the Group's operations of the year 2003 generated a positive cash flow of EUR 296 million, compared to a positive cash flow of EUR 1,899 million for the year 2004. Excluding cash expenses for non-recurring items, the cash flow from operations has increased between 2003 and 2004 by more than EUR 200 million. This is mainly due to higher result from operations, to lower payments for pensions in 2004 not offset by increased social security contributions following the transfer of the pension obligation to the Belgian State late in December 2003 and to slightly decreased cash used to finance the working capital.

The cash flow used in investing activities remained comparable from 2003 (EUR 485 million) to 2004 (EUR 478 million) due to a higher level of capital expenditures for 2004 that is compensated by a higher level of cash received from disposals of buildings and equipments.

Financing activities generated a net cash outflow of EUR 1,658 million compared to EUR 575 million for the year 2003, due to a dividend payment to Vodafone of EUR 192 million in 2004 (no dividends were paid to Vodafone in 2003); to higher net outflows relating to the buy back of shares in 2004 (EUR 883 million) than in 2003 (EUR 325 million); to greater reimbursements of long term debts in 2004 (EUR 142 million) than in 2003 (EUR 61 million); and to purchases of investments in 2004 (EUR 43 million) instead of disposals of investments in 2003 (EUR 246 million).

The high level of cash used in investing and financing activities during 2004 has been financed to a large extent by the cash flows provided by operating activities (EUR 1,899 million) and to a lesser extent by a reduction of the cash and cash equivalents of the Group (EUR 237 million).

Capital expenditures

	Year ended 31 December			
	2003		2004	
	(EUR million)	(%)	(EUR million)	(%)
Fixed Line Services	336	67%	338	61%
Mobile Communications Services	149	30%	205	37%
International Carrier Services	17	3%	13	2%
Total	**502**	**100%**	**556**	**100%**

Fixed Line Services capital expenditures grew in 2004 by 1% to EUR 338 million. Investments as part of the Broadway initiative increased by EUR 51 million, reaching EUR 83 million, mainly offset by lower investments in the existing network as well as in business support functions.

Mobile Communications Services capital expenditures increased year-over-year by 38% at EUR 205 million, mainly due to network deployments (UMTS rollout) and investments in special projects (e.g., Vodafone live! and systems reengineering). Capital expenditures in the UMTS rollout represented EUR 51 million in 2004.
Capital expenditures inside International Carrier Services decreased year-over-year by EUR 4 million to EUR 13 million, due to lower investment in the international network.

Capital Resources
The Group finances its development primarily with cash flows from operations. The Group has a USD 1 billion Euro Medium Term Note program, under which EUR 30.7 million was outstanding as of 31 December 2004; a EUR 1 billion short-term Commercial Paper program; and a syndicated credit facility of EUR 750 million, both of which had no amounts outstanding as of 31 December 2004. Belgacom also has bilateral credit facilities with a group of banks, with an aggregate commitment of EUR 674 million as of 31 December 2004.

Access to international capital markets and its associated cost of funding depend in part on Belgacom's credit ratings. Belgacom maintains a regular dialog with the principal credit rating agencies which review Belgacom's ratings periodically. Standard & Poor's and Moody's Investors Services have rated Belgacom's long-term debt AA- and Aa3, respectively.

	Size of program	Principal amount outstanding as of 31 December 2004	% outstanding
Euro MTN Program	USD 1.0 billion	EUR 30.7 million (1)	4%
Short-term CP program	EUR 1.0 billion	None	None
Syndicated credit facility	EUR 750 million	None	None
Bilateral credit facilities	EUR 674 million (2)	None	None

(1) Consists of a EUR 30.7 million bond due 2005.
(2) Consists of EUR 223 million in short-term credit facilities and EUR 451 million in long-term credit facilities.

On 25 February 2004, Belgacom entered into a EUR 750 million syndicated credit facility with a number of banks. The facility is equally split between a tranche with a maturity of 364 days and a tranche with a maturity of five years.

All of the Group's interest-bearing debt obligations contain negative pledge provisions that restrict the pledge of assets to secure future borrowings without granting a similar secured status to existing lenders.

Outlook

Belgacom Fixed Line Services (FLS) believes competitive activity will escalate in 2005 with aggressively priced multiple service bundles, flat rate and "free" pricing schemes, and the emergence of DSL/VoIP offers. Fixed Line Services expects market saturation in PC based broadband to challenge DSL growth as digital TV and new broadband services will only deliver modest volume next year to offset that. Overall, FLS expects to see the same trends continuing in 2005: the decline in revenue will remain under control, at similar levels to 2004.

In a mobile market characterized in the second half of 2004 by a slowing down of the penetration growth, the competition has further intensified. We believe that in 2005 the same market trends will prevail. Consequently, our marketing means will be geared towards defending market share and retaining our most valuable customers. While we will continue to deploy 3 G we do not foresee material revenues from UMTS next year. For 2005 we therefore expect limited service revenue growth.

Dividend

In accordance with the dividend policy and subject to approval of the appropriation of profit by the Annual General Meeting on 13 April 2005, a dividend of EUR 1.38 per share will be proposed. This dividend will be payable from 18 April 2005 on.

Dividend policy

Belgacom currently intends to declare and distribute an annual dividend of 50% to 60% of its annual net income. This amount may be adjusted for the effect of one-time gains or losses and the amount of dividends declared may vary from year to year. In determining the amount of any annual dividends to propose to the shareholders, the Board of Directors will take into account the dividend payment practices of other European telecommunications operators.

The amount of any annual dividends and the determination of whether to pay dividends in any year may be affected by a number of factors, including the Group's business prospects, cash requirements, financial performance, the condition of the market and the general economic climate, and other factors, including tax and other regulatory considerations.

belgacom

Subsequent events

1 January 2005. In January 2005, Belgacom SA contributed its International Carrier Services branch of activity through a capital increase of its fully owned subsidiary named Belgacom International Carrier Services SA incorporated on 27 August 2004.

14 January 2005. In accordance with the agreement with Belgacom S.A. signed in April 2001, Securitas has acquired the minority share (28%) of Belgacom in Alert Services Holding S.A. for EUR 50 million. The transaction is subject to clearance by the Belgian competition authority.

31 January 2005. Belgacom and Promedia, the publisher of the Belgian Yellow Pages, have concluded an agreement under which Belgacom shares in Belgacom Directory Services (BDS) have been sold to Promedia for a total amount of EUR 284.9 million. The transaction has been made in cash. Promedia, which publishes the Belgian Yellow Pages, is a part of the World Directories Group that was recently sold to Apax Partners and Cinven Ltd.

22 February 2005. Belgacom and Swisscom Fixnet signed an agreement to merge their international carrier businesses into a joint venture. This transaction will enable the newly created company to reinforce its market position and competitiveness in the international wholesale market while realizing synergies. Belgacom SA will own 72% and Swisscom Fixnet AG 28% of the shares in the new company, which will have its headquarters in Belgium.

24 February 2005. The Belgacom Board of Directors has decided to propose the following shareholder remuneration at the Annual General Meeting on 13 April, 2005:

- In accordance with the dividend policy and subject to approval of the appropriation of profit by the Annual General Meeting a normal dividend of EUR 500 Million or EUR 1.38 per share will be proposed.
- In addition, the Board of Directors will propose an extra-ordinary dividend of EUR 200 Million, representing EUR 0.55 per share to be paid to the shareholders. The Board of Directors does however confirm that this is an exceptional decision and does not imply replication in the future.
- Furthermore the Belgacom Board of Directors has decided to conduct a share buyback for a maximum amount of EUR 300 million and will hold on to the purchased shares for future uses. The share price must not be more than 5% above and 10% below the highest closing price in the thirty-day trading period preceding the transaction. There will be no dividend rights for the shares thus purchased for as long as these shares are in the possession of Belgacom.

The Board of Directors reconfirms that the shareholder return policy is reviewed annually and that the formal dividend policy of distributing an annual dividend of 50% to 60% of its annual net income remains the normal policy.

Procedures of the auditor

The auditors have confirmed that the financial information contained in the press release does not give rise to any qualifications from their side and is in agreement with the financial statements approved by the Board of Directors.

belgacom

Key figures[1]

	Year ended 31 December	
Income Statement (EUR million)	**2003**	**2004**
Total revenue before non-recurring items	5,454	5,540
Non-recurring revenue	0	0
Total revenue	5,454	5,540
EBITDA (2) before non-recurring items	2,250	2,394
EBITDA (2)	1,353	2,353
Operating income (EBIT)	566	1,611
Net finance revenue / (costs)	-27	-27
Loss from enterprises accounted for using the equity method	-4	-1
Income before taxes and minority interests	534	1,583
Tax expense	-208	-508
Minority interests	-154	-152
Net income (Group share)	172	922

	As of 31 December,	
Cash Flow and Capital Expenditures (EUR million)	**2003**	**2004**
Cash flows from operating activities	296	1,899
Capital expenditures	-502	-556
Cash flows from other investing activities	17	78
Free cash flow (3)	-189	1,421
Cash flows used in financing activities	-575	-1,658
Net increase / (decrease) of cash and cash equivalents	-764	-237

	As of 31 December,	
Balance sheet (EUR million)	**2003**	**2004**
Balance sheet total	6,009	5,368
Non-current assets	4,381	3,963
Investments, cash and cash equivalents	604	406
Shareholders' equity	2,548	2,223
Minority interests	446	407
Liabilities for pensions and other post-employment benefits	840	760
Net financial position	157	110

	Year ended 31 December	
Data per share	**2003**	**2004**
Basic earnings per share (EUR)	0.43	2.57
Diluted earnings per share (EUR)	0.43	2.57
Weighted average number of ordinary shares	399,932,159	358,612,854

	Year ended 31 December	
Data on employees	**2003**	**2004**
Number of employees (full-time equivalents)	17,541	16,933
Average number of employees over the period	17,880	17,108
Total revenue before non-recurring items per employee (EUR)	305,054	323,847
Total revenue per employee (EUR)	305,054	323,847
EBITDA (2) before non-recurring items per employee (EUR)	125,852	139,945
EBITDA (2) per employee (EUR)	75,683	137,549

	Year ended 31 December	
Ratios	**2003**	**2004**
Profitability		
EBITDA (2) margin before non-recurring items	41.3%	43.2%
EBITDA (2) margin	24.8%	42.5%
Operating margin (EBIT)	10.4%	29.1%
Net margin (group's share)	3.2%	16.6%
Return on equity (ROE) (4)	6.2%	38.7%
Return on assets (ROA) (5)	10.2%	31.1%
Return on capital employed (ROCE) (6)	11.2%	38.4%
Gearing		
Net financial debt to shareholders' equity	-6.2%	-4.9%
Coverage		
Net financial debt to EBITDA before non-recurring items	-0.1	0.0
Net financial debt to EBITDA	-0.1	0.0
Self-financing		
Capital expenditures to total revenue before non-recurring items	9.2%	10.0%
Capital expenditures to total revenue	9.2%	10.0%

(1) Prepared under IFRS
(2) Earnings Before Interests, Taxes, Depreciation and Amortization.
(3) Cash flow before financing activities.
(4) Net income / average shareholders' equity
(5) EBIT / average (total assets - current investments & cash and cash equivalents)
(6) EBIT / average (total assets - current liabilities)

belgacom

Disclaimer

This communication contains forward-looking statements, including statements about the Company's beliefs and expectations. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by Belgian law. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.




belgacom

online support | search

Belgacom Group | private | professional

- about us
- press corner
  - various documents
- working at Belgacom
- corporate citizenship
- sponsoring
- investor corner

You are here : press corner



Belgacom confirms bid for Cesky Telecom

29/03/2005

After having extensively reviewed the privatization dossier of the Cesky Telecom Group, Belgacom has decided to lodge a formal offer earlier today with the Czech privatization authorities.
The offer must be analyzed by the privatization authorities, and the Czech government is expected to make a decision within the next days.
Belgacom will not make any other comment before the Czech government communicates its final decision.




Belgacom notes the Czech government's decision concerning the privatization of Cesky Telecom.

06/04/2005

The Belgian telecommunications operator Belgacom noted the decision of the Czech government concerning the sale of the Czech government's shares in Cesky Telecom, for which Belgacom had submitted a bid.

Belgacom has no doubt that its bid matched Cesky Telecom's potential. The bid was made after a detailed analysis of the privatization file.

Belgacom's strategy is to develop its activities in telecommunications on the Belgian market. Belgacom is nevertheless always prepared to analyze external development opportunities that could generate shareholder value.

euronext

INSCRIPTION : BELGACOM société anonyme de droit public belge
(suite à l'avis publié le 24.02.2004)

LE 22.03.2004

- **AU MARCHE CONTINU - Groupe A1 :** 387.619.050 actions existantes cp 1 att. qui sont offertes en souscription publique du 8 au 19 mars 2004 (16H). Ces titres figureront à la cote sous la dénomination Belgacom avec la mention WD jusqu'au 24 mars 2004 inclus (When Delivered : voir ci-après).

!!En attendant la livraison matérielle des actions, les liquidations s'effectueront uniquement par transfert de compte à compte.

La fourchette a été fixée de EUR 23 à EUR 26,5 par action.

Cours de référence : sera le prix fixe qui sera publié dans la presse financière le 22 mars 2004 avant l'ouverture des marchés

Cotation : les seuils de réservation pour le cours d'ouverture seront en principe fixés à +/- 20% du cours de référence Si le prix excède les seuils statiques à l'ouverture, le marché est réservé pendant 15 minutes. Le nouveau prix de référence utilisé est le seuil précédemment atteint (seuil haut ou seuil bas). Les intervalles statiques de prix sont alors fixés à +/- 10% du nouveau prix de référence.

Après cotation du premier cours sur la valeur, la cotation s'effectuera selon les règles habituelles du continu en matière de seuils.

When delivered : Conformément aux modalités de l'offre décrites dans le prospectus, l'attention des investisseurs est attirée sur le fait que les actions offertes pourraient ne pas être livrées le 25 mars, voire ne pas être livrées du tout si certaines conditions, en ce compris la délivrance d'opinions et de certificats émanant de cadres, visées dans *l'Underwriting Agreement* et relatives à l'offre ne sont pas remplies, ou qu'il n'y est pas renoncé, ou encore si certains événements qui y sont visés se réalisent à cette date ou avant celle-ci. Ces événements incluent la suspension de cotation sur le premier marché ainsi que des changements susceptibles d'avoir un impact négatif significatif sur la condition financière ou sur les affaires de la société ou, d'une manière générale, sur les marchés financiers. Euronext Brussels annulera toutes les transactions effectuées sur le premier marché s'il s'avérait que les actions offertes n'étaient pas livrées à la date de clôture de l'offre.

L'attention du public est dès lors attirée sur le fait qu'ils doivent, à partir de la première cotation des actions au premier marché d'Euronext Brussels et jusqu'au 25 mars 2004, tenir compte de l'éventualité précitée pour toute opération en bourse ou hors bourse qu'ils entendraient réaliser au cours de cette période.

Codification : stock code : **BELG** SVM code : **3810.27** code ISIN : **BE0003810273**

- **Classification secteur d'activité FTSE**: 60 Non-cyclical services -67 Télécommunication Services -673 Fixed-Line Telecommunication Services

- **Service financier** : Petercam, Fortis Banque , KBC, ING Belgique.

"**Le Marché des Produits Dérivés** d'Euronext Bruxelles lancera également une classe d'option avec comme valeur spécifications de contracts ci-après.

Valeur Sous jacente	**Belgacom** quoté sur Euronext Brussels	
Description de la valeur sous jacente	**Belgacom**	**A.**
B. LIFFE CONNECT? t-code	**BLG** (ISIN: BE0003810273)	
Taille du Contrat	**BLG**	100 actions
C. Type d'option	Américaine	
Mois d'expiration	**BLG**	1,2 mois (chaque mois) 3/6/9/12 mois (dans le cycle Mar/Jui/Sep/Dec) 18 mois (dans le cycle Jui/Dec) 24/36 mois (toujours décembre)
Dernier jour de négociation	La négociation se termine à 15.00h (CET) le 3me vendredi du mois ou le jour de négociation précédent, si le 3me Vendredi n'est pas un jour de négociation	
Date d'expiration	Le premier jour ouvrable après le dernier jour de négociation	
Introduction d'un nouveau mois d'expiration	Le premier jour ouvrable après le dernier jour dc négociation	
A. Prix d'exercice	*1/2/3/6/9/12 mois*: au moins 2 'out of the money', 1 'at the money' et 2 'in the money' *18/24/36 mois:* au moins 1 ' out of the money', 1 'at the money' and 1' in the money'. Les prix d'exercice sont exprimés en euros, avec 2 décimaux. Les prix d'exercice sont bases sur le tableau ci dessous et base sur la valeur du prix d'exercice. (Les inter vals sont doublés pour les options de 18 mois et plus)	

De	à	Interval
0	2	0.10
2	5	0.25
5	10	0.50

10	20	1
2020	50	2.50
50	100	5
100	300	10
300	500	20
500	999	40

Les règles pour l'introduction/ l'annulation de séries pendant la vie des options, ainsi que les règles d'adaptation de séries (en cas de droits, bonus, ...) sont publiées dans les Procédures de Négociation du Marché Dérivés d'Euronext Bruxelles.

Cotation — En euro avec 2 décimaux

Mouvement minimal du Prix — 1 Eurocent

Heures de Négociation (CET)

Pre-call	08.15 a.m. CET	09.00 a.m. CET
Open	09.00 a.m. CET	05.25 p.m. CET

Liquidation journalière — A la clôture de chaque jour de négociation, ou sur décision discrétionnaire pendant la journée, LCH.Clearnet ferra, après netting, le décompte des primes en numéraire.

Liquidation — LCH.Clearnet ferra la livraison contre paiement des valeurs sous jacentes par le système "Delivery versus Payment" de Euronext Brussels, Les exercices seront liquidés en T+3

Limite journalière de variation de prix — Si, pendant la journée, le prix de la valeur sous jacente diffère de 7.5 % ou plus du dernier prix de clôture, Euronext Bruxelles peut arrêter la négociation.

Limites de position — Oui
La limite de position est le nombre maximum qu'un membre peut tenir dans ces livres, le même coté du marché (long call/short put or short call/long put) pour son compte propre ou pour l'ensemble de ces clients. Veuillez vous référer aux Notices de LCH.Clearnet pour les détails..

Suspension de la négociation — Si la négociation est suspendue dans la valeur sous jacente sur Euronext Bruxelles, ou sur décision discrétionnaire d'Euronext Bruxelles.

Système de Négociation — Electronique

Give Up trades — Possible

Adresse de contacte — **D. <u>Euronext.liffe Brussels</u>**
Place de la Bourse, 1000 BRUXELLES
Tel : 32(02) 509.98.13 Fax : 32(02) 509.12.94

OPNEMING : BELGACOM Belgische naamloze vennootschap van publiek recht
(In aansluiting op het bericht gepubliceerd op 24.02.2004)

Op 22.03.2004

OP CONTINU MARKT - Groep A1 : 387.619.050 bestaande aandelen cp 1 aangehecht die aangeboden worden aan het publiek van 8 tot 19 maart 2004 (16u). Deze effecten zullen in de koerslijst vermeld staan onder de benaming Belgacom met de melding WD tot en met 24 maart 2004 (When Delivered: zie hierna)

!! In afwachting van de materiële levering van de aandelen zullen de vereffeningen uitsluitend gebeuren via overdracht tussen de rekeningen.

De prijsvork werd van EUR 23 en EUR 26,5 per aandeel vastgesteld.

Initiële referentieprijs : zal in de financiële pers gepubliceerd worden op 22.03.2004 voor de opening van de markten.

Noteringsdrempels : In principe zullen de reserveringsdrempels vastgelegd worden op basis van de referentiekoers vermeerderd of verminderd met 20%, In het geval dat de openingskoers één van deze drempels zou overschrijden, zal Euronext deze verruimen of zal ze overgaan tot reservering van het aandeel. Na de openingskoers, zal de verhandeling van het aandeel Belgacom gebeuren volgens de gebruikelijke regels van de continu verhandeling.

When delivered : Overeenkomstig de modaliteiten van het bod beschreven in het prospectus is de aandacht van de beleggers gevestigd op het feit dat de levering van de aandelen hierbij aangeboden mogelijkerwijs niet zal plaats vinden op 25 maart 2004, of helemaal niet, indien bepaalde voorwaarden, zoals de afgifte van *legal opinions* en *officers ' certificates,* of gebeurtenissen waarnaar verwezen wordt in de *Underwritting* Overeenkomst met betrekking op het aanbod op of voor deze datum niet zijn vervuld, of voorvallen, of hiervan geen afstand werd gedaan. Dergelijke gebeurtenissen omvatten de schorsing van de verhandeling op de Eerste Markt van Euronext Brussels of een ernstig nadelige wijziging in de financiële toestand van Belgacom, haar activiteiten of de financiële markten. Euronext Brussels heeft te kennen gegeven dat het alle transacties op de aandelen uitgevoerd op de Eerste Markt zal herroepen indien de aandelen hierbij aangeboden niet geleverd zijn op de datum van de afsluiting van het aanbod.

De aandacht van het publiek wordt dan ook gevestigd op het feit dat zij, vanaf de eerste notering van de aandelen op de eerste markt van de Beurs van Brussel en dit tot 25 maart 2004. dienen rekening te houden met de hierboven beschreven mogelijkheid en dit voor elke operatie die zij tijdens deze periode op de beurs of buiten beurs zouden willen realiseren.

Codificatie:
Stock code : **BELG** - SRW code : **3810.27** - ISIN code : **BE0003810273**

Sectoriele classificatie FTSE : 60 Non-cyclical services -67 Télécommunication Services - 673 Fixed-Line Telecommunication Services.

Financiële dienst : Petercam, Fortis Banque , KBC, ING België.

"**De Markt voor Afgeleide Producten** van Euronext Brussel zal tevens een optieklasse met als onderliggende waarde de aandelen Belgacom lanceren op 22 maart 2004. U vindt de contractspecificaties hierbij."

Onderliggende waarde	**Belgacom** genoteerd op	Euronext Brussels
Beschrijving van de onderliggende waarde	**Belgacom**	**E.**
F. <u>LIFFE CONNECT? t-code</u>	**BLG** (ISIN: BE0003810273)	
Contractgrootte	**BLG**	100 aandelen
G. <u>Optiestijl</u>	Amerikaans	
Vervalmaanden	**BLG**	1,2 maands opties (elke maand) 3/6/9/12 maands cyclus (volgt de Maart/Juni/September/December cyclus) 18 maands (volgt de juni/December cyclus) 24/36 maands (altijd december)
Laatste Handelsdag	De handle stopt om 15.00h CET op de derde Vrijdag van de maand, of de Handelsdag ervoor indien deze derde Vrijdag geen Handelsdag is	
Vervaldatum	De Handelsdag na de laatste Handelsdag	
Introductie van een nieuwe vervalmaand	De Handelsdag na de laatste Handelsdag	
B. <u>Uitoefenprijzen</u>	*Vervalmaanden 1/2/3/6/9/12*: ten minste 2 'out of the money' 1 ' at the money' en 2 'in de money' *Vervalmaanden18/24/36:* ten minste '1 out of the money', 1'at the money' en 1' in the money'. De uitoefenprijzen worden uitgedrukt in euro met 2 decimalen De intervallen tussen de uitoefenprijzen worden bepaald door de uitoefenprijs in functie van onderstaande tabel : (de intervals worden verdubbeld voor opties van 18 maand of langerr)	

van	tot	Interval
0	2	0.10
2	5	0.25
5	10	0.50
10	20	1
2020	50	2.50
50	100	5
100	300	10

300	500	20
500	999	40

De Regels voor de introductie/annulering van uitoefenprijzen gedurende de looptijd van een optie en de regels voor de aanpassingen van optiesseries (bij voorkeursrechten, bonus, ...) zijn vastgelegd in de Handelsprocedures van de Derivatenmarkt van Euronext Brussel

Kwotatie	In euro met 2 decimalen
Minimale prijsafwijking	1 Eurocent
Handelsuren (CET)	*Pre-call* 08.15 a.m. CET 09.00 a.m. CET *Open* 09.00 a.m. CET 05.25 p.m. CET
Dagelijkse afwikkeling	Bij de sluiting van elke handelsdag, of gedurende de handelsdag op discretionaire wijze beslist, zal LCH.Clearnet overgaan , na netting, tot het cash afrekenen van alle premies.
Afwikkeling	LCH.Clearnet gaat over tot 'levering tegen betaling' van de onderliggende waardes, via het "Delivery versus Payment" system van Euronext Brussels, Uitoefeningen worden afgewikkeld op T+ 3
Limiet dagelijkse koersschommelingen	Indien gedurende de handelsdag de prijs van de onderliggende waarde 7.5% of meer afwijkt van de vorige slotkoers, mag Euronext Brussel de handel stilleggen.
Positielimieten	Ja. De positielimiet is het maximum aantal opties dat een Lid kan aanhouden aan dezelfde zijde van de markt (long call/short put of short call/long put) voor zijn eigen rekening of voor alle rekeningen van zijn clienten tesamen. Zie de Berichten van LCH.Clearnet voor details.
Handelsonderbreking	Indien de handle in de onderliggende waarde op Euronext Brussel is onderbroken, of op discretionaire beslissing van Euronext Brussel
Handelssysteem	Electronische handel
Give Up trades	Mogelijk
Contact address	**H. <u>Euronext.liffe Brussels</u>** ***Beursplein, 1000 BRUSSELS*** ***Tel : 32(02) 509.98.13 Fax : 32(02) 509.12.94***

<u>LISTING: BELGACOM a company under public law organized under the laws of Belgium.</u>

(in accordance with the notice published on 24/02/2004)

On 22.03.2004

ON THE CONTINUOUS MARKET - Group A1

387.619.050 existing shares cp 1 attached that are offered in subscription from 8 March until 19 March 2004 (4 pm). These shares will be mentioned in the price list with the mention WD until 24 March 2004 included (When delivered: cf infra).

Until delivery of the physical shares, the settlement will only take place in a book-entry form through CIK (Transfer between accounts).

The price range has been fixed between 23 € and 26,5 € per share.

Initial reference price : will be the definitive offer price that will be published in the financial press on 22 March 2004 before opening of the markets.

Listing: the reservation thresholds will be set at 20% above and below the reference price. If the opening price crosses one of these reservation thresholds, Euronext may alternatively set larger thresholds or proceed to the reservation of trading on Belgacom shares. After the quotation of the first price on Belgacom shares, trading in the shares shall be carried out according to the rules of continuous trading.

When delivered: according to the terms of the offering described in the prospectus, investors that wish to enter into transactions in ordinary shares of the company prior to the closing of the offering, whether such transactions are effected on the first market of Euronext Brussels or otherwise, should be aware that the closing of the offering may not take place on 25 March 2004 or not at all, if certain conditions or events referred to in the underwriting agreement are not satisfied or waived, or do not occur on or prior to such date. Such conditions include the receipt of officer's certificates and legal opinions and such events include the suspension of trading on the first market of Euronext Brussels or a material adverse change in Belgacom's financial condition or business affairs or in the financial markets. Euronext Brussels has indicated that it will annul all transactions effected on the first market of Euronext Brussels if the shares offered are not delivered on the closing date of the offering.

The attention of the public is drawn upon the fact that, from the first listing of the shares on the first market of Euronext Brussels and until 25 March 2004, it has to take into account the eventuality as described above for every operation that it intends to realise through Euronext or over the counter.

Codes of the shares: stock code : **BELG** SVM code : **3810.27** code ISIN : **BE0003810273**

FTSE Classification: 60 Non-cyclical services -67 Telecommunication Services -673 Fixed-Line Telecommunication Services

- **Financial services** : Petercam, Fortis Banque , KBC, ING Belgique.

"**The Derivatives Markets** of Euronext Brussels will also launch an option class, which has the Belgacom shares as underlying value, on the 22nd of March 2004. You will find the contract specifications attached."

Underlying value	**Belgacom** listed on Euronext Brussels

Description of the underlying value **Belgacom** I.

J. LIFFE CONNECT? t-code **BLG** (ISIN: BE0003810273)

Contract size **BLG** 100 shares

K. Option style American

Expiry months **BLG**
1,2 month options (every month)
3/6/9/12 months cycle (from the March/June/September/December cycle)
18 months (from the June/December cycle)
24/36 months (from the December cycle)

Last trading day Trading ceases at 3.00 p.m. CET the 3rd Friday of the expiry month or the previous business day if the 3rd Friday is not a business day

Expiry date The first business day after the last trading day

Introduction of a new expiry month The first business day after the last trading day

C. Strike prices

Expiry months 1/2/3/6/9/12: at least 2 out of the money, 1 at the money and 2 in the money
Expiry months 18/24/36: at least 1 out of the money, 1 at the money and 1 in the money.

The strike prices are expressed in euro with 2 decimals.
The strike price intervals are established according to the value of the strike prices and are defined in the following table :
(strike price intervals are doubled for 18 months and over)

From	To	Interval
0	2	0.10
2	5	0.25
5	10	0.50
10	20	1
2020	50	2.50
50	100	5
100	300	10
300	500	20
500	999	40

Rules for introduction/cancellation of series during the lifetime of an option and rules for adjustment of strike prices (if subscription, bonus,...) are fixed in the Euronext Brussels derivatives trading procedures

Quotation	In euro with 2 decimal places		
Minimum price movement	1 Eurocent		
Trading hours (Brussels time)	*Pre-call* *Open*	08.15 a.m. CET 09.00 a.m. CET	09.00 a.m. CET 05.25 p.m. CET
Daily settlement	At the close of each trading day or during trading hours upon discretionary decision, LCH.Clearnet performs, after netting, the cash settlement of the premiums		
Settlement	LCH.Clearnet performs the delivery against payment of the underlying values through the "Delivery versus Payment" system of Euronext Brussels, exercises will be settled on T+3		
Daily price variation limit	If during trading hours, the price variation of the underlying value represents 7.5% or more of the previous closing price, Euronext Brussels may halt trading		
Position limits	Yes. The position limit is the maximum number of options that a member can hold on the same side of the market (long call/short put or short call/long put) for a house account or for all client accounts. See LCH.Clearnet notices for details.		
Suspended trading	If the negotiation in the underlying value is suspended by Euronext Brussels or upon discretionary decision of Euronext Brussels		
Trading system	Automated trading		
Give Up trades	Possible		
Contact address	**L. Euronext.liffe Brussels** ***Beursplein, 1000 BRUSSELS*** ***Tel : 32(02) 509.98.13 Fax : 32(02) 509.12.94***		






EURONEXT BRUSSELS
LISTING DEPARTMENT
AVIS N° 95 - BERICHT 95 - NOTICE NR 95 - 15 /03/2004
euronext

INSCRIPTION : BELGACOM société anonyme de droit public belge

Codification : stock code : **BELG** SVM code : **3810.27** code ISIN : **BE0003810273**

En complément à l'avis n° 87 publié le 8 mars 2004, Euronext Brussels fait savoir qu'exceptionnellement la confrontation des ordres lors de la première cotation le 22 mars 2004 sera décalée à 9 h 30.

Pour rappel :
Le **Cours de référence** sera le prix fixe qui sera publié dans la presse financière le 22 mars 2004 avant l'ouverture des marchés .
Cotation : les seuils de réservation pour le cours d'ouverture seront en principe fixés à +/- 20% du cours de référence Si le prix excède les seuils statiques à l'ouverture, le marché est réservé pendant 15 minutes. Le nouveau prix de référence utilisé est le seuil précédemment atteint (seuil haut ou seuil bas). Les intervalles statiques de prix sont alors fixés à +/- 10% du nouveau prix de référence.

Dès le lendemain, les seuils de cotation et les horaires seront ceux appliqués au marché continu.

OPNEMING : BELGACOM Belgische naamloze vennootschap van publiek recht

In aanvulling van het bericht nr 87 gepubliceerd op 8 maart 2004, kondigt Euronext Brussels aan dat, voor de eerste notering op 22 maart 2004, de confrontaties van de orders in aandelen Belgacom uitzonderlijk naar 9 u 30 verschoven zal worden.
Codificatie:
Stock code : **BELG** - SRW code : **3810.27** - ISIN code : **BE0003810273**

Ter herinnering:
Initiële referentieprijs : zal in de financiële pers gepubliceerd worden op 22.03.2004 voor de opening van de markten.

Noteringsdrempels : In principe zullen de reserveringsdrempels vastgelegd worden op basis van de referentiekoers vermeerderd of verminderd met 20%, In het geval dat de openingskoers één van deze drempels zou overschrijden, zal Euronext deze verruimen of zal ze overgaan tot reservering van het aandeel. Na de openingskoers, zal de verhandeling van het aandeel Belgacom gebeuren volgens de gebruikelijke regels van de continu verhandeling.

Vanaf de volgende dag zullen de reserveringsdrempels en de uren zijn zoals deze die toegepast zijn voor de notering op continu.

LISTING: BELGACOM a company under public law organized under the laws of Belgium.

Further to the notice nr 87 published on 8 March 2004, Euronext Brussels announces that, on 22 March 2004, for the first listing of the shares Belgacom, the orders matching at the opening will be exceptionally delayed until 9.30 a.m.

Codes of the shares: stock code: **BELG** SVM code : **3810.27** code ISIN : **BE0003810273**

reminder

Initial reference price : will be the definitive offer price that will be published in the financial press on 22 March 2004 before opening of the markets.

Listing: the reservation thresholds will be set at 20% above and below the reference price. If the opening price crosses one of these reservation thresholds, Euronext may alternatively set larger thresholds or proceed to the reservation of trading on Belgacom shares. After the quotation of the first price on Belgacom shares, trading in the shares shall be carried out according to the rules of continuous trading.

From the next day, the reservation thresholds and the timetable will be those applied for the continuous market.




EURONEXT TRADING ANNOUNCEMENT 

25 March 2004

N° 2004 - 113

Delayed closing auction
Fixing décalé
Vertraagde closing auction
Leilão de fecho adiado

Delayed closing auction

EURONEXT BRUSSELS NV/SA announces that the following listed shares will be subject to a delayed closing auction at 5:35 pm on the 29th March 2004. TAL will take place at 17:35 until 17:40 C.E.T.

Fixing décalé

EURONEXT BRUSSELS NV/SA fait connaître que le 29 mars 2004, la cotation des valeurs ci-dessous feront l'objet d'un fixing de clôture décalé à 17h35. La phase TAL aura lieu de 17h35 à 17h40.

Vertraagde closing auction

EURONEXT BRUSSELS NV/SA kondigt ook aan dat de volgende genoteerde produkt(en), een vertraagde closing auction zullen ondervinden op 29 maart 2004 om 5:35 pm. De TAL begint om 17:35 en zal duren tot 17:40 C.E.T.

Leilão de fecho adiado

EURONEXT BRUSSELS NV/SA anuncia que os seguintes valoes mabiliários serão sujeitos a um adiamento do leilão de fecho para as 17:35 C.E.T no dia 29 de Março de 2004. A negociação ao preço de fecho terá lugar entre as 17:35 e as 17:40 C.E.T.

Name of security	Euronext code	ISIN code	Mnemonic	Trading group
BELGACOM	BE0003810273	BE0003810273	BELG	A1
TESSENDERLO	BE0003555639	BE0003555639	TESB	A0




EURONEXT TRADING ANNOUNCEMENT



25 March 2004

N°2004 - 115

Change of trading group
Changement de groupe de cotation
Verandering van trading group
Alteração do Grupo de Negociação

Change of trading group

EURONEXT BRUSSELS NV/SA announces that as from the **30th of March 2004** the following listed security will be transferred to a new trading group.

Changement de groupe de cotation

EURONEXT BRUSSELS NV/SA fait connaître qu'à compter du **30 mars 2004**, la cotation de la valeur ci-dessous sera transférée dans le groupe de valeurs suivant.

Verandering van trading group

EURONEXT BRUSSELS NV/SA deelt u mede dat de onderstaande effect(en) vanaf **30 maart 2004** van trading group veranderen.

Alteração do Grupo de Negociação

EURONEXT BRUSSELS NV/SA informa que a partir do dia **30 de Março de 2004**, *inclusive*, os seguintes valores mobiliarios serão transferidos para um novo grupo de negociação.

Name of security	Euronext code	ISIN code	Former trading group	New trading group
BELGACOM	BE0003810273	BE0003810273	A1	A0





EURONEXT TRADING ANNOUNCEMENT 

29 March 2004

N° 2004 -122

Delayed closing auction
Fixing décalé
Vertraagde closing auction
Leilão de fecho adiado

Delayed closing auction

EURONEXT BRUSSELS NV/SA announces that the following listed shares will be subject to a delayed closing auction at 17:40 CET pm on the 29th March 2004. TAL will take place at 17:40 until 17:50 C.E.T.

Fixing décalé

EURONEXT BRUSSELS NV/SA fait connaître que le 29 mars 2004, la cotation de la valeur ci-dessous fera l'objet d'un fixing de clôture décalé à 17h40. La phase TAL aura lieu de 17h40 à 17h50.

Vertraagde closing auction

EURONEXT BRUSSELS NV/SA kondigt ook aan dat de volgende genoteerde produkt(en), een vertraagde closing auction zullen ondervinden op 29 maart 2004 om 17:40 CET pm.. De TAL begint om 17:40 en zal duren tot 17:50 C.E.T.

Leilão de fecho adiado

EURONEXT BRUSSELS NV/SA anuncia que os seguintes valoes mabiliários serão sujeitos a um adiamento do leilão de fecho para as 17:40 C.E.T no dia 29 de Março de 2004, com a negociação ao preço de fecho nesse dia a ter lugar entre as 17:40 e as 17:50 C.E.T..

Name of security	Euronext code	ISIN code	Mnemonic	Trading group
BELGACOM	BE0003810273	BE0003810273	BELG	A1





EURONEXT TRADING ANNOUNCEMENT 

29th March 2004

Cancel and replace the ETA N°2004-113 on 25th of March 2004.

N° 2004 - 121

Trading group A0- BEL20 index - Closing auction delayed
Groupe A0- indice BEL20- Fixing de clôture décalé
Trading group A0- BEL20 index - Uitgestelde Closing auction
Grupo de negociação A0 - Indice BEL20 - Leilão de fecho adiado

---

Closing auction delayed

EURONEXT BRUSSELS SA announces that consequently to the entry of BELGACOM and the removal of TESSENDERLO from BEL20 index on 30th of March 2004, the whole trading group A0 will be subject to a delayed closing auction at 17h40 C.E.T., on the 29th of March 2004. TAL will take place at 17:40 until 17:50 C.E.T.

Fixing de clôture décalé

EURONEXT BRUXELLES SA fait connaître que suite à l'entrée de BELGACOM et à la sortie de TESSENDERLO de l'indice BEL20 le 30 mars 2004, l'ensemble des valeurs du groupe A0 fera l'objet d'un fixing de clôture décalé à 17h40, le 29 mars 2004. La phase TAL aura lieu de 17h40 à 17h50.

Vertraagde closing auction

EURONEXT BRUSSELS SA kondigt aan dat, ten gevolg van het intreden van BELGACOM tot de BEL20 en het vertrek van TESSENDERLO op 30 maart, op 29 Maart 2004 een uitgestelde closing auction om 17h40 zal plaatsvinden in handelsgroep A0. De TAL begint om 17:40 en zal duren tot 17:50 C.E.T.

Leilão de fecho adiado

EURONEXT BRUSSELS SA anuncia que em consequência da entrada da BELGACOM e a saída da TESSENDERLO do Indice BEL20 no dia 30 de Março de 2004, o grupo de negociação A0 será sujeito a um adiamento do leilão de fecho para as 17h40 C.E.T, no dia 29 de Março de 2004, com a negociação ao preço de fecho nesse dia a ter lugar entre as 17h40 e as 17h50 C.E.T..





EURONEXT TRADING ANNOUNCEMENT 

euronext

2 April 2004

N° 2004 -141

Delayed closing auction
Fixing décalé
Vertraagde closing auction
Leilão de fecho adiado

Delayed closing auction

EURONEXT BRUSSELS NV/SA announces that the following listed share will be subject to a delayed closing auction at 17:35 CET pm on the 2nd April 2004. TAL will take place at 17:35 until 17:40 C.E.T.

Fixing décalé

EURONEXT BRUSSELS NV/SA fait connaître que le 2 avril 2004, la cotation de la valeur ci-dessous fera l'objet d'un fixing de clôture décalé à 17h35. La phase TAL aura lieu de 17h35 à 17h40.

Vertraagde closing auction

EURONEXT BRUSSELS NV/SA kondigt ook aan dat de volgende genoteerde product(en), een vertraagde closing auction zullen ondervinden op 2 april 2004 om 17:35 CET pm. De TAL begint om 17:35 en zal duren tot 17:40 C.E.T.

Leilão de fecho adiado

EURONEXT BRUSSELS NV/SA anuncia que os seguintes valoes mabiliários serão sujeitos a um adiamento do leilão de fecho para as 17:35 C.E.T no dia 2 de Abril de 2004, com a negociação ao preço de fecho nesse dia a ter lugar entre as 17:35 e as 17:40 C.E.T..

Name of security	Euronext code	ISIN code	Mnemonic	Trading group
BELGACOM	BE0003810273	BE0003810273	BELG	A0

EURONEXT TRADING ANNOUNCEMENT 

29th March 2004

Cancel and replace the ETA N°2004-113 on 25th of March 2004.

N° 2004 - 121

Trading group A0- BEL20 index - Closing auction delayed
Groupe A0- indice BEL20- Fixing de clôture décalé
Trading group A0- BEL20 index - Uitgestelde Closing auction
Grupo de negociação A0 - Indice BEL20 - Leilão de fecho adiado

---

Closing auction delayed

EURONEXT BRUSSELS SA announces that consequently to the entry of BELGACOM and the removal of TESSENDERLO from BEL20 index on 30th of March 2004, the whole trading group A0 will be subject to a delayed closing auction at 17h40 C.E.T., on the 29th of March 2004. TAL will take place at 17:40 until 17:50 C.E.T.

Fixing de clôture décalé

EURONEXT BRUXELLES SA fait connaître que suite à l'entrée de BELGACOM et à la sortie de TESSENDERLO de l'indice BEL20 le 30 mars 2004, l'ensemble des valeurs du groupe A0 fera l'objet d'un fixing de clôture décalé à 17h40, le 29 mars 2004. La phase TAL aura lieu de 17h40 à 17h50.

Vertraagde closing auction

EURONEXT BRUSSELS SA kondigt aan dat, ten gevolg van het intreden van BELGACOM tot de BEL20 en het vertrek van TESSENDERLO op 30 maart, op 29 Maart 2004 een uitgestelde closing auction om 17h40 zal plaatsvinden in handelsgroep A0. De TAL begint om 17:40 en zal duren tot 17:50 C.E.T.

Leilão de fecho adiado

EURONEXT BRUSSELS SA anuncia que em consequência da entrada da BELGACOM e a saída da TESSENDERLO do indice BEL20 no dia 30 de Março de 2004, o grupo de negociação A0 será sujeito a um adiamento do leilão de fecho para as 17h40 C.E.T, no dia 29 de Março de 2004, com a negociação ao preço de fecho nesse dia a ter lugar entre as 17h40 e as 17h50 C.E.T..

EURONEXT TRADING ANNOUNCEMENT 

29 March 2004

N° 2004 -122

Delayed closing auction
Fixing décalé
Vertraagde closing auction
Leilão de fecho adiado

Delayed closing auction

EURONEXT BRUSSELS NV/SA announces that the following listed shares will be subject to a delayed closing auction at 17:40 CET pm on the 29th March 2004. TAL will take place at 17:40 until 17:50 C.E.T.

Fixing décalé

EURONEXT BRUSSELS NV/SA fait connaître que le 29 mars 2004, la cotation de la valeur ci-dessous fera l'objet d'un fixing de clôture décalé à 17h40. La phase TAL aura lieu de 17h40 à 17h50.

Vertraagde closing auction

EURONEXT BRUSSELS NV/SA kondigt ook aan dat de volgende genoteerde produkt(en), een vertraagde closing auction zullen ondervinden op 29 maart 2004 om 17:40 CET pm.. De TAL begint om 17:40 en zal duren tot 17:50 C.E.T.

Leilão de fecho adiado

EURONEXT BRUSSELS NV/SA anuncia que os seguintes valoes mabiliários serão sujeitos a um adiamento do leilão de fecho para as 17:40 C.E.T no dia 29 de Março de 2004, com a negociação ao preço de fecho nesse dia a ter lugar entre as 17:40 e as 17:50 C.E.T..

Name of security	Euronext code	ISIN code	Mnemonic	Trading group
BELGACOM	BE0003810273	BE0003810273	BELG	A1

EURONEXT TRADING ANNOUNCEMENT 

25 March 2004

N° 2004 - 113

Delayed closing auction
Fixing décalé
Vertraagde closing auction
Leilão de fecho adiado

Delayed closing auction

EURONEXT BRUSSELS NV/SA announces that the following listed shares will be subject to a delayed closing auction at 5:35 pm on the 29th March 2004. TAL will take place at 17:35 until 17:40 C.E.T.

Fixing décalé

EURONEXT BRUSSELS NV/SA fait connaître que le 29 mars 2004, la cotation des valeurs ci-dessous feront l'objet d'un fixing de clôture décalé à 17h35. La phase TAL aura lieu de 17h35 à 17h40.

Vertraagde closing auction

EURONEXT BRUSSELS NV/SA kondigt ook aan dat de volgende genoteerde produkt(en), een vertraagde closing auction zullen ondervinden op 29 maart 2004 om 5:35 pm. De TAL begint om 17:35 en zal duren tot 17:40 C.E.T.

Leilão de fecho adiado

EURONEXT BRUSSELS NV/SA anuncia que os seguintes valoes mabiliários serão sujeitos a um adiamento do leilão de fecho para as 17:35 C.E.T no dia 29 de Março de 2004. A negociação ao preço de fecho terá lugar entre as 17:35 e as 17:40 C.E.T.

Name of security	Euronext code	ISIN code	Mnemonic	Trading group
BELGACOM	BE0003810273	BE0003810273	BELG	A1
TESSENDERLO	BE0003555639	BE0003555639	TESB	A0





EURONEXT TRADING ANNOUNCEMENT 

25 March 2004

N°2004 - 115

Change of trading group
Changement de groupe de cotation
Verandering van trading group
Alteração do Grupo de Negociação

Change of trading group

EURONEXT BRUSSELS NV/SA announces that as from the **30th of March 2004** the following listed security will be transferred to a new trading group.

Changement de groupe de cotation

EURONEXT BRUSSELS NV/SA fait *connaître* qu'à compter du **30 mars 2004**, *la cotation de la valeur ci-dessous sera* transférée dans le groupe de valeurs suivant.

Verandering van trading group

EURONEXT BRUSSELS NV/SA deelt u mede dat de onderstaande effect(en) vanaf **30 maart 2004** van trading group veranderen.

Alteração do Grupo de Negociação

EURONEXT BRUSSELS NV/SA informa que a partir do dia **30 de Março de 2004**, *inclusive*, os seguintes valores mobiliarios serão transferidos para um novo grupo de negociação.

Name of security	Euronext code	ISIN code	Former trading group	New trading group
BELGACOM	BE0003810273	BE0003810273	A1	A0






The pan-European exchange

Language EN FR NL PT Glossar

FTSEurofirst 80 3814.19 -0.95% FTSEurofirst 100 3601

My Euronext | Products & Prices | Private investor | News & Notices | For our clients | About us | Tools &

Quote search

all products Go

New Paris indices range
More info on prices and documentation



Go for MidCap
Latest news on the new "Eurolist by Euronext"



New indices in Brussels BEL Mid & BEL Small



Webvertising on euronext.com

Details & contacts



Advanced content search

Company news

◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom : Proximus launches Vodafone live!

(16/06/04 08:57 CET)

Proximus launches Vodafone live!ä

On 21 June, Proximus will be the first operator to launch Vodafone live!ä in Belgium. Vodafone live!ä, the industry-leading, multi-media consumer service offering, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers' mobile devices. Vodafone live!ä has an exclusive range of MMS-compatible handsets all with colour screens, and built-in cameras.

In April 2000, Proximus became the first GSM operator in Belgium to make information services, logos and ringtones accessible via mobile telephone. In August 2002, Proximus introduced Mobile Chat, the first chat service accessible via mobile telephone. In November 2002, Proximus launched another innovation: the first MMS service in Belgium. In March 2003, Proximus introduced Belgium's first location-based services. The mobile multimedia services are already a reality for Proximus customers: in 2003 the portal Proximus Inter@ctive had nearly 200,000 clients every month and MMS seduced some 278.000 customers by end of 2003.

Today, by adding Vodafone live!ä to its portfolio of services, Proximus is going even further and offering its customers the most integrated, most intuitive and user-friendly multimedia service package. Launched in October 2002, Vodafone live!ä quickly became the industry-leading multimedia service and as at 31 March, 2004 had connected more than 7.5 million customers in 19 countries worldwide.

Vodafone live!ä is an intuitive, icon-based browsing system. The user interface is identical on all Vodafone live!ä handsets, making it unrivalled in terms of ease of use: access to services in just one click. In addition to MMS, MMS Post Card, Real Tones – real samples of songs used as ringtones -, a broad range of Java High-Definition games and practical information, news and fun, Vodafone live!ä offers access to exclusive content never before seen in Belgium (Ferrari, Cityguide,…). As from the launch more than 200 different contents will be available via Vodafone live! and new content regurlarly will be added. Moreover, the Belgian content of Proximus Inter@ctive is integrated into the Vodafone live!ä proposition.

Get a Vodafone live!ä handset for as little as €169

In order that its customers can fully take advantage of the Vodafone live!ä experience, Proximus has selected three handsetswith which to launch: the Sagem myV 55 (€169 incl. VAT); the Sharp GX 15 (€209 incl. VAT); and the Sharp GX 30 with built-in 1 megapixel camera (€429 incl. VAT). This range will be gradually extended over the following months and will likely include some 20 mobile telephones by the end of 2004.

Proximus has not forgotten its customers who are not planning on changing their handsets in the near future; they will still be able to enjoy the rich content offering of Vodafone live!ä on their current mobile, but without the icon menu specific to Vodafone live!ä.

By launching Vodafone live!ä in Belgium, Proximus is making the best that multimedia has to offer available to all and positioning itself as the provider on this market. Proximus hopes to sign 100,000 Vodafone live!ä users by the end of 2004. Vodafone live!ä fully fits the strategy of Proximus of increasing its Data ARPU up to 25% of its Total ARPU in the next

five years.

Multimedia Access and Multimedia Packet

Proximus will offer two formulas enabling its customers to sample the wide range of Proximus Multimedia Services:

- Multimedia Access, a tailor-made formula for occasional users, who will pay by session (€0.50/200 KB);

- Multimedia Packet, an all-included monthly formula (€7.50/3 MB and 5 free MMS messages).

These two formulas constitute an attractive replacement for the WAP rates applicable until today.

To celebrate the launch of Vodafone live!ä, Proximus is offering the customers who have a Vodafone live!ä handset the opportunity to sample Vodafone live!ä free for one month. To sign up for this offer, simply send an SMS with the keyword "promo" to short number 2324 from your new Vodafone live!ä handset by 31 July 2004.

About Proximus

On 31 December 2003, Proximus had 4,201,000 active customers* (1,759,000 subscribers and 2,442,000 Pay&Go.) Proximus is the market leader for mobile telephony in Belgium. It is owned by the Belgacom Group (75%) and Vodafone (25%). More information is available at www.proximus.be. Belgacom is listed on Euronext Brussels's First Market, under "BELG."

*Proximus defines an active customer as any owner of a mobile telephone who has sent or received a call or SMS message over the last three months.

Information for the press:

Jean-Luc Van Kerckhoven - 02 20 54 719

Frédérique Verbiest - 02 20 52 756 - GSM Press: 0476 60 60 10 – Email: press@proximus.net

Source : Belgacom

◂ Back to list













Company news



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom : Mobile and holidays: multimedia services available abroad for Pay&Go-customers.

(18/06/04 14:05 CET)

As from July 1st GPRS-roaming with 66 operators in 39 countries for prepaid customers.

Starting July 1st, Pay&Go customers will be able to use the Proximus multimedia services including Vodafone live!ä, Mobile Internet and MMS abroad. Thanks to roaming agreements concluded by Proximus with 66 foreign network operators, Pay&Go-customers will have access to these services in 39 countries.

Starting 1 July, Pay&Go customers will be able send and receive MMS messages, surf and use the Proximus multimedia services including Vodafone live!ä while abroad. To provide Pay&Go customers with access to those services, Proximus has concluded roaming agreements with 66 mobile operators in 39 countries. Proximus regular customers have already access to these GPRS-services abroad since October 2002.

Vodafone live!ä is an intuitive, icon-based browsing system. The user interface is identical on all Vodafone live!ä handsets, making it unrivalled in terms of ease of use: access to services in just one click. In addition Real Tones, a broad range of Java games and practical information, news and fun, Vodafone live!ä offers access to exclusive content never before seen in Belgium (Ferrari, Cityguide,...). Moreover, the Belgian content of Proximus Inter@ctive is integrated into the Vodafone live!ä proposition. Customers who are not planning on changing their handset in the near future; will still be able to enjoy the rich content offering of Vodafone live!ä on their current mobile, but without the icon menu specific to Vodafone live!ä-handsets.

With MMS, customers can send images, sound and longer texts using their mobile telephones. Thanks to Mobile Internet, by connecting a laptop to their GSM, they can surf to their favorite websites, e-mail, chat,...

Once a customer has activated the MMS service, he/she is automatically given access abroad. Via MyPay&Go, Pay&Go customers can also block the reception of MMS messages while abroad, which will ensure that they do not have to pay for MMS messages sent to them while traveling. However, this means that they cannot send MMS messages from abroad either. The Pay&Go-customer has also automatically access to Mobile Internet and the multimedia services abroad.

Before customers can use any of these services abroad, they just have to check if they are using the network of a roaming partner of Proximus. If not, they can select the right operator via their GSM settings menu. The foreign operators are listed on www.payandgo.be as from July 1st..

It costs €1.50 to send an MMS from abroad, and €1 to receive one.

Mobile Internet and the multimedia services are billed abroad per 100 KB of transmitted volume. A 100 KB session costs €1.50.

A range of reload options are available to Pay&Go customers:

1-2-ring: by GSM linked to a current account, also available abroad;

1-2-bank: at a Bancontact/Mister Cash outlet;

1-2-surf: via the Internet & PC-banking;

1-2-public phone: via a Belgacom public telephone using Proton;

1-2-card: using a Pay&Go reload card, also available abroad;

1-2-ticket: using a ticket which, like reload cards, are available from various points-of-sale.

As of 15 July 2004, it will no longer be possible to reload a Pay&Go card from any fixed-line telephones or from another GSM.

The general terms and conditions for Pay&Go have been adapted, and the new version can be consulted by Pay&Go customers on www.payandgo.be (click on 'Map' and 'Legal warnings).

Calling in Europe

Following the simplification of postpaid tariffs for calls in Europe, Proximus also streamlines the Pay&Go-tariffs for calls in Europe. Proximus prepaid and postpaid customers only have to remember 4 different tariffs for all incoming and outgoing calls in Europe. There is one price for all national calls made within a European country, one price for all international calls made from one European country to Belgium, one for all incoming calls in Europe and one for sending SMS messages. Receiving an SMS abroad is free of charge.

As from July 1st 2004 the following tariffs* will be effective for calls in Europe**:

	Postpaid	Prepaid (Pay&Go)
National call	0,90 EUR	1,50 EUR
Call to Belgium	1,25 EUR	1,50 EUR
Receive a call	0,65 EUR	1,00 EUR
Send an SMS	0,40 EUR	0,75 EUR
Receiving an SMS	free	free

* The rates are charged per minute after the 61st second and include VAT
** The complete list of countries can be found on www.proximus.be en www.payandgo.be.

Information for the press:

Jean-Luc Van Kerckhoven - 02 205 47 19

Frédérique Verbiest – 02 205 27 56

0476 60 60 10 – E-mail: press@proximus.net

On 31 December 2003, Proximus had 4,201,000 active customers (1,759,000 subscribers and 2,442,000 Pay&Go users). Proximus, the leader in the Belgian mobile telephony market, is 75% owned by the Belgacom Group and 25% by Vodafone. Belgacom is listed on the First Market of Euronext Brussels under "BELG."

* An active customer is any mobile telephone user who has sent or received a call or sent an SMS message during the last three months.

Source : Belgacom

◂ **Back to list**












Company news

◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) -Belgacom A new directory assistance initiative

(23/06/04 12:09 CET)

"Only via 1405"

A new service has been added to 1405 to respond to the growing demands of the public at large. Mobile telephone users can now make their GSM number accessible but only to the 1405 directory assistance service. Users can even be accessible via 1405 without giving away their GSM number: the 1405 operator simply transfers the call directly to the mobile number requested without communicating the number.

Over 260,000 GSM numbers are currently available and accessible at the touch of a few buttons via the 1405 directory assistance service and the paper-based or electronic (CD ROM and Internet) directories. Whilst the number of GSM numbers concerned is by no means negligible, the majority of GSM owners are still hesitant about communicating their mobile number.

A brand new service: your GSM number available "Only via 1405".

Increasingly, to deal with emergencies, we need the GSM numbers of colleagues, parents or business contacts. We may also miss urgent or important calls (from the children's school, a doctor, etc.) because we are not available at that particular moment. To strike a happy balance between two apparently irreconcilable concepts, privacy and availability, the 1405 service is now offering the Only via 1405 option to the customers of all three Belgian mobile networks.

As indicated by its name, mobile telephone owners who subscribe to this free service can be sure:

- that their mobile numbers are available to 1405.
- but not published elsewhere, whether in the Directory White Pages, Internet or CD ROM, and are not sold for direct marketing purposes.

Better still, mobile telephone customers can now ensure that they are accessible at all times via 1405 without disclosing their own numbers. The 1405 operator simply transfers the call to the mobile number of the person requested without ever disclosing that person's number.

Over the coming weeks, the 1405 service will be stepping up its information campaigns and channels to encourage the 8.5 million mobile telephone customers to communicate their numbers free of charge:

- either by calling 0800 11 111 (toll-free);
- or via the Internet site www.numerosmobiles.be or www.gsmnummers.be .

Summary of the 1405 initiatives already undertaken recently :

- July 1999: Call Link option or direct connection to the person being called;
- January 2000: Sherlock, the 1408 automatic identification service, is launched;
- October 2001: The Talking Yellow Pages are launched;

- February 2002: emergency duty doctors are made available via 1405;
- March 2002: the 1405 service becomes accessible to ALL the Belgian networks, fixed-line and mobile;
- April 2002: SMS confirmation of the number requested (for mobile telephone customers);
- February 2003: launch of the SMS directory assistance service;
- April 2004: new 1405 pictogram;
- June 2004: "Only via 1405" option.

The 1405 national directory assistance service at a glance:

- 40 million calls per year, i.e., 145,000 calls every working day;
- 550 operators spread between eight call centers;
- service available 24/7, 365 days per year;
- service accessible to ALL Belgian telephones (fixed-line and mobile);
- Service in four languages: 1307 (FR), 1207 (NL), 1407 (DE) and 1405 (EN).

Source : Begacom

◂ Back to list














Company news




◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom reshapes Management Committee

(24/06/04 18:28 CET)

The Belgacom Board of Directors has appointed Scott Alcott and William Mosseray to two new positions on the company's Management Committee.

The initial, encouraging results of two external mobility projects were also presented.

These steps are meant to support Belgacom's efforts to become "Best in Class": to be one of Europe's best telecommunications companies.

Organization

In an effort to even better align Belgacom's fixed-line activities with the needs of its customers, Scott Alcott has been appointed Chief Operating Officer (COO) of Fixed Line Services (reporting to Didier Bellens). He will be responsible for all fixed-line operational activities that impact the customers. His new organization will have four main functional areas (Sales & Customer Care, Marketing, Customer Operations and Network & IT), each of which will be responsible for all customer segments.

William Mosseray has been appointed Chief Strategy Officer (CSO) of the Belgacom Group with as primary responsibility ensuring the effective integration of the company's various strategic activities. He will oversee Corporate Programs, Strategy and Regulatory matters.

The Belgacom Management Committee (BMC), which leads the Belgacom Group, is now composed of seven members: Didier Bellens (President & CEO), Bridget Cosgrave (President of International Carrier Services), Astrid De Lathauwer (Chief Human Resources Officer), Scott Alcott (COO of Fixed Line Services), William Mosseray (CSO), Ray Stewart (CFO) and Philippe Vander Putten (CEO of Mobile Communication Services (Proximus)).

External Mobility

The Board of Directors was informed today of the positive response to two "external mobility" projects recently proposed to statutory employees:

- Electronic identity card (eID). The objective is to assist the government in distributing electronic ID cards more rapidly, for which extra personnel in the municipalities is required;

- Central emergency number (112). The current emergency numbers (100 and 101) are being bundled into a single centralized emergency number: 112. Additional call centers will be required to ensure that such calls are handled smoothly.

To date 319 employees have applied for the first wave of open positions in these projects. A second wave is planned for September. For these 2 projects, there are 610 positions in total which can be taken up by Belgacom employees.

Belgacom will continue to place a high priority on these kinds of external mobility solutions because they guarantee a future for the employees while meeting the company's needs.

In a related matter, the Board acknowledged the first results of the 'Forward' analysis, which reviews the work organization and staffing levels in function of future needs. The Board mandated the CEO to continue negotiations in that respect with the trade unions, as agreed under the Collective Labor Agreement 2002-2005, which was concluded in December 2003.

Journalists requiring more information should contact Belgacom's Press Relations department:
Philippe Rogge at +32 2 202 94 65 or +32 475 46 95 92

Source : Belgacom

◂ **Back to list**







Company news











◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom 2004 half-year results: solid performance

(26/08/04 18:17 CET)

Net income is up 10% and both Cash Flow before Financing Activities and Earnings Per Share show an increase of 20%. Since the listing on Euronext Brussels, the share price has consistently been outperforming the sector.

For the whole press release use the link below

Source : Belgacom

Attached document(s)

▸ Press release : Belgacom (PDF, 117.4 Kb)

◂ Back to list

belgacom

Press Release **26 August 2004**

Belgacom 2004 half-year results: solid performance

Net income is up 10% and both Cash Flow before Financing Activities and Earnings Per Share show an increase of 20%. Since the listing on Euronext Brussels, the share price has consistently been outperforming the sector.

Highlights

- Group Revenues are up by 1.3% to EUR 2,752 million compared to June 2003
- Operating income before depreciation and amortization progressed by 4.8% to EUR 1,235 million versus June 2003
- Fixed Line Services was marked by fierce competition, but a successful "Win back" program together with new product and tariff launches has countered this partially
- In an increasingly challenging environment, Mobile Communications Services increases service revenue by 5% and maintains an EBITDA margin above 50%, confirming its position of "Best-in-Class" operator in Belgium
- International Carrier Services revenues suffered from an increased level of competition in the market and fell by 7% but total volume of minutes transported increased by 6%.
- Decision to cancel 70% of treasury shares

Business Update

1. Fixed Line Services (FLS):

Market Dynamics : fierce competition in the fixed line market

Voice

In the first half of 2004, the fixed voice market continued to face substitution towards mobile and alternative communication means (e-mail, chat, instant messaging...). Moreover 2004 started off with a very aggressive attack from our competitors. Both fixed and mobile operators hit FLS with numerous promotions, cut-the-wire campaigns and very aggressive price-perception campaigns. Several fixed voice operators also announced Mobile Virtual Network Operator (MVNO) activities, adding mobile voice services to their portfolio.

Broadband Internet

The Internet market in Belgium continued to grow in the first half of 2004 (+2.7% vs. December 2003), be it at a lower pace. Narrowband Internet access is further decreasing (19% fewer users) in favor of broadband Internet access (+13%). Broadband is by far the most popular Internet access technology (74% of all Internet connections in Belgium are broadband). Belgium has one of the highest broadband penetration rates in terms of the percentage of households penetrated (approximately 33% as of 30 June 2004).
The growth in broadband in 2004 is being stimulated by the launch of 'Light' offers by competitors. The 'Light' service offers customers an entry-level broadband package at a limited price.

Data market
In the data market, competitors strengthened their position through consolidation. Integrators are also becoming active on the high end telecom market.

FLS successfully addressed these challenging market dynamics by a coherent marketing strategy addressing all 4 P's –product, price, place and promotion- in order to retain a maximum of customers, attract new customers and win-back previous ones; and develop and offer new products and services creating new revenue streams.

New product and service launches
FLS launched new attractive products and services. In May 2004 'Discovery Line' was launched including a discount program for the conventional fixed line telephone with a lower subscription fee (EUR 6.50 a month) and higher charges for outgoing calls (additional charge of EUR 0.15 per minute on top of the usual Belgacom call charges). This product is mainly aimed at the large number of mobile-only households.

To further stimulate the broadband market and as a reaction to competitive moves FLS launched 'Belgacom ADSL Light' for EUR 29.95 a month in June. This offer has not cannibalized our existing ADSL offer.

To counter the threat of integrators on the professional market and in order to create new revenue streams by going up higher in the value chain, FLS focused on its Network and System Integration unit. This focus took the form of new managed BiLAN services and the acquisition of a major data center, thereby completing our product portfolio.

Attractive tariff plans
Innovative pricing concepts were launched and promoted including new unlimited calling packages (Belgacom No Limit), fixed-price calling packages (Belgacom Talk) and discount formulas (Value Packs).

Promotions
Continuous aggressive promotions and a well aligned timing of the promotions (e.g. between voice and broadband) allowed the company to win-back and attract new customers.
A large scale communication campaign was launched to improve the price perception of Belgacom in the market and to counter competitive claims by creating awareness around our tariff plans.

Channel strategy
Our multi-channel strategy was pursued with a strong focus in the professional market on the direct sales channel (BOOST program) : our presence was "boosted" by increasing the customer visits and contacts, promoting tailor-made loyalty programs and increasing the awareness of our total solution portfolio.

FLS also launched strong win-back initiatives and campaigns based on our new attractive tariff plans.

Dedicated win-back teams obtained positive results by contacting customers and offering beneficial proposals that fit the client's calling profile. Half year results for win-back are in line with the forecast. By 30 June 2004 more than 60.500 customers had been won back. In the 2nd half year this effort will be maintained and even increased.

Broadway
The Broadway project, a network investment program to enable value added services, is on track. As of 30 June 2004 225 remote optical platforms have been installed and content negotiations are ongoing. In November 2004 Belgacom starts to test interactive digital television (iDTV) services.

As in the first half of 2004, the fixed telecom market will continue to face major challenges. Through its win-back initiatives, image campaigns and product innovations FLS is determined to maximize voice resilience and to further stimulate broadband growth to resist market saturation.

New functional organization
In order to achieve operational excellence and to become "Best-in-Class", FLS decided to simplify its organizational structure. Belgacom Group CEO Didier Bellens will also act as CEO of FLS. The operational branch, led by COO Scott Alcott, will ensure quality and will focus on marketing (bringing together the 4 P's of marketing in one division), customer care and sales. This new organization will enable several cost-saving initiatives thanks to the streamlining of responsibilities and additional synergies between teams.

External mobility

Belgacom still has a large number of statutory employees, who benefit from a life-long employment. To guarantee a future for these employees while trying to meet the company's needs, we have recently proposed two **"external mobility"** projects to these employees:

- ?? **Electronic identity card** (e-ID). The objective is to assist the government in distributing electronic ID cards more rapidly, for which extra personnel in the municipalities is required;
- ?? **Central emergency number** (112). The current emergency numbers (100 and 101) are being bundled into a single centralized emergency number: 112. Additional call centers will be required to ensure that such calls are handled smoothly.

At the end of June, 292 employees had applied for the first wave of open positions in these projects. A second wave is planned for September. In total, there are 610 positions which can be taken up by Belgacom employees.
Belgacom will continue to place a high priority on these kinds of external mobility solutions.

2. Mobile Communications Services (MCS):

Fierce competition
MCS faced an increased level of competition from the two other players in the market: one focused strongly on the Business segment, while the other one attacked the residential prepaid market with numerous promotions and publicities. In addition, many MVNO's entered the market and announced activities.

In this difficult environment, MCS launched numerous initiatives to counter their efforts. Each initiative was linked to one of the strategic axes identified at the beginning of the year:

Maintain leading market share

MCS has maintained its leadership position with around 52.2% market share of active customers; this represents 4,233,286 customers (1,737,946 Postpaid and 2,495,340 Prepaid). This is an increase of 68,200 customers over a one year period (from June 2003 to June 2004), in spite of the mobile number portability. This excellent performance was possible, amongst many other initiatives, through our differentiating commercial approach, where each client can choose the tariff plan that best suits his needs. The launch of new tariff plans such as Exprimo, Pay&Go Evening Talk for its residential clients and the Business Package Easy for its business customers are just a few examples.

Focus on loyalty of high value customers

MCS has always focused on customer loyalty. This strategy has once again proven successful as churn for the first half of 2004 was merely 17.6%, which is in line with the 2003 year end results of 17.7%. Various successful initiatives were launched such as a granted number of free minutes / SMS for its 10th anniversary or the introduction of a new loyalty scheme for the Pay&Go club (an identical program to the Proxiclub for residential clients).

At the same time MCS kept a very high level of customer satisfaction, both in the residential and in the business segments, which maintains it amongst the "Best-in-Class" operators in Europe (one of the criteria is the quality of customer service and the superior network quality of MCS, in particular with regards to indoor coverage).

Increase ARPU

ARPU growth is another important objective. At the end of June 2004, blended ARPU was EUR 40.9 for the active customer base which represents a 2.4% increase compared to the same period last year. This represents an average of EUR 19.7 for a Prepaid customer (compared to EUR 19.0 at the end of June 2003) and EUR 71.0 for a Postpaid customer (compared to EUR 68.4). The improved ARPU combined with the larger active customer base has contributed to the increase in services revenues by 5%. The service revenue growth was partially offset by higher credits and discounts granted to customers during the campaign celebrating the 10th anniversary of Proximus (total revenue, including handset sales, increased by 3.4%).

Data Services revenue grew by 22% in the last year and now represents 16.1% of services revenues. Even though SMS still represents the bulk of data (MCS customers sent more than 1 billion SMS in the first six months of 2004, which is an increase of 9% compared to the first six months of 2003), other data traffic (premium SMS, WAP, MMS...) increased spectacularly by 76% in one year.

On the other hand MCS reconfirmed its innovative spirit, being the first operator to commercially launch the UMTS network with the "Vodafone mobile connect card" that was specially designed for the business market. In addition Vodafone live!, the most integrated mobile multimedia offer, was introduced to Belgian residential clients.

Maintain an efficient cost structure

As a final objective, MCS confirms that it has continuously managed to control its cost structure, in spite of the increased pressure on interconnection costs which increased significantly (EUR 20 million) between the first half of 2003 and the first half of 2004.

All of these initiatives and operational results have allowed MCS to reaffirm its profitability with an EBITDA margin of 52%. This, together with MCS' achievements in regard to market share, churn and ARPU, validates its position as a "Best-in-Class" mobile operator in Europe.

3. International Carrier Services (ICS):

Market dynamics

The first half of 2004 saw aggressive pricing schemes by competitors to win market share. The pressure on price and margins was foreseen at the time of the IPO, yet impacted revenue slightly more than anticipated. A weak US dollar continues to provide some competitive leverage to operators quoting prices in that currency.

Voice volumes year-on-year grew as foreseen, due to the growth in mobile traffic that offset a slight decline in fixed originated traffic. This confirms that ICS' choice to focus on the mobile segment is the right one to capture the sector growth.

Profitability

Gross margin per unit was (negatively) impacted by the same aggressive price competition and was only partially offset by favorable exchange impact on costs of goods sold and by the continued cost reduction operating expenses particularly related to network. ICS will continue to focus on cost control, through further back-office automation, while maintaining an excellent bad debt control program to get to the lowest cost structure.

Strategy

The strategy to look for longer term upsides in the sector is maintained. ICS believes this strategy, as highlighted at the time of the IPO is confirmed by the current market trend with increased pressure from competitors.

Focus on the most profitable customers and destinations: ICS will further strengthen its position in higher margin regions by capturing more traffic to and from newly liberalized regions in Africa, Middle East and Asia, where the Singapore and Dubai sales offices play an important role.

Capture growth from mobile operators: ICS will continue to capture more voice volumes from this growth sector and focus its product portfolio in this segment. The newly launched messaging suite (SMS and MMS), and the strengthening position in roaming products (signaling and GPRS roaming) will ensure responsiveness to customer needs.

Increase scale: ICS will continue to evaluate consolidation opportunities as they emerge. Focus of this exercise is to increase the long-term traffic volumes, optimize utilization of the network and achieve operating cost savings.
ICS believes that consolidation opportunities in the wholesale carrier market will emerge. To enable participation in possible consolidation opportunities within the international carrier business, Belgacom has decided to approve the legal separation of the International Carrier Services segment (NewCo) as a 100% private company subsidiary from Belgacom NV/SA public law company. The primary purpose of this separation is to serve as a vehicle for the International Carrier Services consolidation strategy. Newco will be able to participate in capital transactions with auditable financial statements and will serve as the platform for the execution of the strategy.

Financial Results

Comments on consolidated figures

Total revenues of the group increased by 1.3%, up to EUR 2,752 million. The Group's revenues are impacted by competitive pressure on the traditional voice business and in the International Carrier Services segment. Total revenues include the gain on disposal of property and a compensatory amount relating to the IPO transaction (EUR 35 million).

The Group's operating income before depreciation and amortization grew by 4.8%, driven by a revenue increase of EUR 35 million and by a decrease in operating expenses of EUR 22 million, including one-time items related to the reversal of provisions for litigations. Operating expenses include the recognition of an impairment loss on ICS (EUR 20 million) and non-recurring expenses in respect of restructuring costs for the external mobility plans mentioned earlier (EUR 24 million).

Total revenue per business segment

	Six months ended 30 June			
EUR million	2003		2004	
Fixed Line Services	1,553	57.2%	1,570	57.0%
Mobile Communications Services	1,072	39.5%	1,108	40.3%
International Carrier Services	318	11.7%	296	10.8%
Inter segment eliminations	-227	-8.3%	-222	-8.1%
Total	**2,717**	**100.0%**	**2,752**	**100.0%**

This 1.3% year-over-year increase is driven by following elements:

?? **Fixed Line Services** revenues increased year-over-year by 1%. The growth in broadband and in national wholesale revenues is partly offsetting the decline in voice access and voice traffic revenues. Two one-time items (the gain on the sale of a property and a compensatory amount related to the IPO transaction) also positively impacted this segment's revenue.

?? **Mobile Communications Services** revenues increased year-over-year by 3.4% as a result of the services revenues growth (5%), the revenue growth was however partly offset by some exceptional credits and discounts granted for the 10th anniversary of Belgacom Mobile.

?? **International Carrier Services** revenues suffered from an increased level of competition in the market and fell by 7% while total volume of minutes transported increased by 6%.

Operating income before depreciation and amortization (EBITDA) per business segment

EUR million	Six months ended 30 June 2003		2004	
Fixed Line Services	592	50.2%	694	55.2%
Mobile Communications Services	575	48.8%	576	45.8%
International Carrier Services	11	0.9%	-12	-1.0%
Total	1,178	**100.0%**	1,258	**100.0%**
Non-recurring expense	0		-24	
Total	1,178		1,235	

EBITDA progressed by 4.8% (or EUR 57 million) to EUR 1,235 million, mainly due to the Fixed Line Services segment result, increasing year-over-year by 17%. This was driven by higher revenues and lower operating expenses (cost reduction initiatives and one-time items).
Mobile Communications Services EBITDA evolution was nearly flat, the revenue increase being offset by higher operating expenses related to interconnection costs, contracting linked to special projects (UMTS, Vodafone live!, systems reengineering) and Vodafone partnership expenses.
International Carrier Services EBITDA has decreased year-over-year by EUR 23 million, and is strongly impacted by an impairment loss of EUR 20 million recognized in the first half-year of 2004. The segment EBITDA is also negatively impacted by increased competition partly offset by the favorable effects of cost reduction programs in network management and increased control of customers' debt.

At 30 June 2004, the Fixed Line Services segment posted a liability for restructuring programs amounting to EUR 24 million to cover the obligation related to employees that have accepted the external mobility offer for the e-ID cards and for the emergency call center projects of the Ministry of Internal Affairs. Such restructuring costs are disclosed as non-recurring expenses in the income statement.

Net finance revenue / (costs)

Following the significant cash consuming events that took place after 30 June 2003 (the December 2003 and March 2004 ordinary share buy-backs, the transfer of the pension fund for statutory employees to the Belgian State end of 2003), the Group's net financial position has been significantly reduced in comparison with the first six months of 2003. This reduction has led to an increase in the financial cost.

Tax expense

The effective tax rate increased from 30.1% for the first six months of 2003 to 32.4% for the first six months of 2004, mainly due to the recognition in 2003 of the tax deductibility of tax losses carried forward of a previously loss making subsidiary.

Minority interests

Minority interests relate mainly to the 25% shareholding of Vodafone in Belgacom Mobile. Year-over-year, the share for minority interests on fully consolidated companies remains stable with an amount of EUR 77 million for the first six months of 2004, in comparison with EUR 78 million for the first six months of 2003.

Net income

Net income for the first six months of 2004 shows an increase of 10.4% in comparison with the same period in 2003.

Cash flow

The cash generated from the Group's operations is the primary source of liquidity. Group operations during the first six months of 2004 generated a positive cash flow of EUR 740 million compared to a positive cash flow of EUR 648 million for the same period in 2003. The increase of 2004 is mainly due to lower payments for pensions due to the funding and transfer of the pension liability for statutory employees to the Belgian State in December 2003.

After capital expenditures of EUR 200 million (EUR 159 million for the same period in 2003) and the proceeds received from some disposals, the net cash flow before financing activities (or "Free Cash Flow") generated a net positive balance of EUR 587 million (EUR 489 million for the same period in 2003).

Financing activities for the first six months of 2004 generated a much larger deficit of EUR 984 million in comparison with the same period in 2003 (deficit of EUR 196 million) due to dividends paid to Vodafone, the share buy-back in March 2004 and the reimbursement of maturing long term loans. To cover its financing needs, Belgacom drew an amount of EUR 283 million on its credit facilities and issued commercial paper for EUR 370 million. Belgacom has chosen for short term financing, estimating a sufficient free cash flow in order to reimburse these loans in the near future.

Capital expenditures per business segment

Capital expenditures in FLS are 16% above last year's level, mainly driven by additional expenditures related to the Broadway initiative. For MCS capital expenditure has increased year-over-year by 49% at EUR 85 million, mainly due to network deployments (UMTS roll-out) and investments in special projects (e.g. Vodafone live! and systems reengineering).

	Six months ended 30 June			
EUR million	**2003**		**2004**	
Fixed Line Services	98	61.3%	113	56.7%
Mobile Communications Services	57	35.9%	85	42.6%
International Carrier Services	4	2.8%	1	0.6%
	159	**100.0%**	**200**	**100.0%**

Outlook

We expect the same positive trends as seen in the first six months of the year to continue in the second half of 2004.

We will continue to implement our clear and focused strategy for the Group: maintain profitable market leadership, achieve operational excellence and invest in profitable growth. This three pillar strategy will support our objective of becoming "Best-in-Class".

Shareholder Information

IPO follow up

The size of the Belgacom IPO (including greenshoe) was EUR 3.6 billion making it the largest IPO ever in Belgium and the largest one in Europe since 2001.
The institutional tranche of the offering was more than three times oversubscribed. As far as geographical breakdown is concerned, we saw a healthy mix of large European institutions with a majority in the UK, France and Belgium.

The retail market participation hit an impressive demand of EUR 1.2 billion (approximately 2.5 times the amount of allocated shares) and, in the end, 22.6 million shares were allocated to retail investors in Belgium.

Evolution of share price up to end of June 2004

Since the IPO on 22 March 2004, the Belgacom share price has been relatively stable (+2.12%) and it has consistently outperformed its peers (DJ Stoxx Telecom index) (-2.44%).

The average trading volume since 1 April is around 717,000 shares a day.


5.000.000
volume
4.500.000
4.000.000
3.500.000
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
0
Belg. Volume
Belgacom
BEL20
Stoxx Telco
26,5
price (EUR)
26
25,5
25
24,5
24
23,5
23
22,5
19-Mar
30-Mar
08-Apr
21-Apr
30-Apr
11-May
20-May
31-May
09-Jun
18-Jun
29-Jun

Source: Bloomberg

Belgacom shares

Belgacom shares on the stock market

Stock market: First Market of Euronext Brussels

Ticker:	BELG
ISIN:	BE0003810273
National SVM code:	3810.27
Bloomberg code:	BELG BB
Reuters code:	BCOM

Changes in the share capital and the number of shares

Share split

On 19 February 2004, an Extraordinary General Meeting was held at which the shareholders approved a ten for one share split, subsequent to which ten new ordinary shares were issued for each ordinary share existing on that date. Following the share split, the aggregate number of ordinary shares amounted to 400,000,000, of which 12,380,950 were owned by Belgacom.

Share buy-back and discounted share purchase plan

Concurrently to the IPO, Belgacom has repurchased 38,761,905 shares for an amount of EUR 949,666,673 in March 2004.

Belgian law prohibits a company from owning more than 10% of its outstanding share capital. Prior to this purchase, Belgacom therefore cancelled the 12,380,950 ordinary shares (taking into account the 10 for 1 share split) bought back during 2003.

Under Belgian law, the voting and dividend rights in respect of shares owned by the company itself are suspended.

Under the Discounted Share Purchase Plan that became effective in March 2004, a total of 1,842,026 of the 38,761,905 shares were effectively sold to employees. Since then, the company owns 36,919,879 treasury shares.

Share capital

At end of June 2004, the share capital amounted to EUR 1 billion (fully paid up), represented by 387,619,050 shares, with no nominal value and all having the same rights, provided such rights are not suspended.

Treasury shares

On 26 August 2004, the Board of Directors decided to cancel 70% of the 36,919,879 existing treasury shares.
The remaining treasury shares will be kept by the company to cover for existing and future employee incentive plans.

Belgacom's ownership structure

On 30 June 2004, the distribution and ownership of Belgacom SA shares was as follows:

	Shares	**Voting rights**
Belgian State	51.6%	57%
Belgacom (own shares)	9.5%	
Personnel	0.5%	0.5%
Free-float	38.4%	42.5%

Post IPO, AXA Investment Management disclosed a shareholding higher than 3% of the capital.

After the cancellation of 70% of the treasury shares as decided at the August Board meeting, the new distribution of ownership will be as follows:

	Shares	**Voting rights**
Belgian State	55.3%	57%
Belgacom (own shares)	3.1%	
Personnel	0.5%	0.5%
Free-float	41.1%	42.5%

Dividends

Belgacom paid aggregate dividends in the amount of EUR 395 million, i.e. EUR 9.88 gross per share, in respect of the fiscal year ended 31 December 2003. The dividends were paid at the beginning of March 2004 to ADSB and the Belgian State in proportion to their shareholdings as of 2 October 2003.

Prior to the offering, the dividends paid by Belgacom were the result of discussion among the Belgian State, Belgacom and ADSB. Accordingly, historical dividends and any implicit payout ratios are not necessarily indicative of future dividends or payout ratios.

Dividend policy

Belgacom currently intends to declare and distribute an annual dividend of 50% to 60% of its annual net income. This amount may be adjusted for the effect of one-time gains or losses and the amount of dividends declared may vary from year to year. In determining the amount of any annual dividends to propose to the shareholders, the Board of Directors will take into account the dividend payment practices of other European telecommunications operators.

The amount of any annual dividends and the determination of whether to pay dividends in any year may be affected by a number of factors, including the Group's business prospects, cash requirements, financial performance, the condition of the market and the general economic climate, and other factors, including tax and other regulatory considerations.

Subsequent events

Cancellation of shares

Following the March 2004 share buy-back, Belgacom held 36,919,879 treasury shares, representing 9.52% of all shares. On 26th August, the Belgacom Board decided to go ahead with the cancellation of 70% of the Treasury Shares, i.e. 25,843,915 shares. Belgacom will hold onto the remaining 3.1% or 11,075,964 shares for future needs including employee incentive plans.

Key figures [1]

Income Statement (in EUR million)	Six months ended 30 June 2003	Six months ended 30 June 2004
Total revenue	2,717	2,752
EBITDA (2) before non-recurring items	1,178	1,258
EBITDA (2)	1,178	1,235
Operating income (EBIT)	765	868
Net finance revenue / (costs)	3	-7
Gain / (loss) from enterprises accounted for using the equity method	-2	1
Income before taxes and minority interests	767	861
Tax expense	-231	-279
Minority interests	-78	-77
Net income (Group share)	458	506
Cash Flow and Capital Expenditures (in EUR million)		
Cash flows from operating activities	648	740
Capital expenditures	-159	-200
Cash flows from (used in) other investing activities	0	47
Free cash flow (3)	489	587
Cash flows from (used in) financing activities	-196	-984
Net increase / (decrease) in cash and cash equivalents	293	-397

Balance sheet (in EUR million)	As of 31 December 2003	As of 30 June 2004
Balance sheet total	6,009	5,359
Non-current assets	4,381	4,053
Investments, cash and cash equivalents	604	248
Shareholders' equity	2,548	1,778
Minority interests	446	331
Liabilities for pensions and other post-employment benefits	840	793
Net financial position	157	-718
Data per share		
Basic earnings per share (in EUR)	1.15	1.38
Diluted earnings per share (in EUR)	1.15	1.38
Weighted average number of ordinary shares	400,000,000	366,613,502

Data on employees	Six months ended 30 June 2003	Six months ended 30 June 2004
Number of employees (full-time equivalents)	18,056	17,080
Average number of employees over the period	18,150	17,186
Total revenue per employee (in EUR)	149,686	160,133.3
EBITDA (2) before non-recurring items per employee (in EUR)	64,899.3	73,217.0
EBITDA (2) per employee (in EUR)	64,899.3	71,843.8
Operating data		
Total access channels (thousands)	5,152	5,225
Total retail and wholesale ADSL accesses (thousands)	644	911
Active mobile customers (thousands)	4,165	4,233
Active Internet customers, narrowband and broadband	903	1,028
Minutes transported by ICS (billions)	3.16	3.34

(1) Prepared under IFRS
(2) Earnings Before Interests, Taxes, Depreciation and Amortization.
(3) Cash flow before financing activities.

Contact Information

Press Relations
Jan Margot
Tel: +32 2 202 8501
Mob: +32 475 58 50 37

Investor Relations
Ingvild Van Lysebetten
Tel: +32 2 202 40 23
Mob: +32 473 33 10 60
Web site address: www.belgacom.be/investor

Disclaimer

This communication contains forward-looking statements, including statements about the Company's beliefs and expectations. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of them in light of new information or future events, except to the extent required by Belgian law. The Company cautions investors that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements.

Limited Review Report

Limited review report of the independent auditor on the interim consolidated financial information of Belgacom SA de droit public/NV van publiek recht as of 30 June 2004 and for the six months then ended

We have performed a limited review engagement (hereafter referred to as "review") of the interim consolidated financial information of Belgacom SA de droit public/Belgacom NV van publiek recht as of 30 June 2004 and for the six months then ended, with a balance sheet total of EUR 5,359 millions and a share of the group in the profit for the six month period of EUR 506 millions. This interim consolidated financial information has been prepared in conformity with International Financial Reporting Standards.

We conducted our review in the framework of the reporting on the periodic information of the company. We conducted our review in conformity with the recommendation of the Belgian Institute of Registered Auditors applicable to limited review engagements. This review consisted primarily of the analysis, comparison and discussion of the financial information and, accordingly, was less extensive than an audit, the objective of which is to express an opinion on the consolidated financial statements. Accordingly, we cannot and do not express any opinion on the consolidated financial information referred to above.

Our review did, however, not reveal any information that would lead to material modifications to the interim consolidated financial information.

Brussels, Belgium, 26 August 2004
Ernst & Young Reviseurs d'Entreprises S.C.C.R.L./Bedrijfsrevisoren B.C.V.B.A.
represented by

Ludo Swolfs
Partner







The pan-European exchange
Language EN FR NL PT Glossar
FTSEurofirst 80 3814.22 -0.95% FTSEurofirst 100 3602
My Euronext | Products & Prices | Private investor | News & Notices | For our clients | About us | Tools &

Quote search
all products Go

Advanced content search

Company news











◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom - Théo Dilissen new Chairman of Belgacom

(14/10/04 16:21 CET)

The Belgian Government has appointed Mr Theo Dilissen as chairman of the Board of Directors of Belgacom. This occurred after Mr Jan Coene offered his resignation to the government earlier today.

Source : Belgacom

◂ Back to list




Company news

◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Euronext Brussels - Premier Marché











(Euronext Brussels) - Belgacom : Press release

(28/10/04 08:02 CET)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

The Belgian State announces the launch of the process for a secondary offering of 19.1 million ordinary shares of Belgacom. The Council of Ministers will tomorrow finalize the procedure and approve the transaction. This offering represents approximately 5.3 per cent of Belgacom's outstanding share capital and upon completion would reduce the holding of the Belgian State to 50.0 per cent plus one share.

As previously indicated, the Belgian State finalizes through this transaction a series of actions that were initiated by the October 2003 decision to pursue a flotation of Belgacom, with the March 2004 IPO providing opportunities for the Belgian retail and other investors to participate in Belgacom's future success. Following the cancellation of treasury shares by Belgacom and the consequent increase of the Belgian State's ownership to 55.3 per cent, the Belgian State intends to sell shares to bring its ownership back to its historical level of 50 per cent plus one share.

This secondary offering will be made through an accelerated bookbuilt offering to international institutional investors.

Contacts:
Belgian State
Vivi Lombaerts
Press Relations
Ministry of Budget and Government Participations
Tel: 0477/75.01.22
Vivi.Lombaerts@kabjv.be

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities in the United States, the United Kingdom, Belgium or any other jurisdiction.

This announcement does not constitute an offer of securities for sale in the United States or any jurisdiction in which any offer or solicitation is unlawful. The ordinary shares in Belgacom referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of the securities referred to in this announcement in the United States or in any other jurisdiction.

This announcement does not constitute an offer of securities for sale in Belgium. The ordinary shares in Belgacom referred to in this announcement will not be offered publicly, directly or indirectly, in Belgium. This announcement has not been notified to or approved by the Belgian Commission for Banking, Finance and Insurance ("Commission bancaire, financière et des assurances" "Commissie voor het Bank-, Financie- en Assurantiewezen"). The ordinary shares in Belgacom referred to in this announcement may only be sold in Belgium to professional investors as defined in Article 3 of the Royal Decree of July 7, 1999 on the public nature of financial transactions acting for their account, and this announcement may not be delivered or passed on to any other investors.

Within the United Kingdom, this announcement is only directed at persons who have professional experience in matters relating to investments ("relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement has been made by the Belgian State and is the sole responsibility of the Belgian State.

Source : Belgacom

◂ Back to list





Company news



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom : Today, Mr. Jan Coene deemed it in the best interest of the company to offer to the Belgian government his resignation as chairman of the board of directors of Belgacom.

(15/10/04 15.33 CET)

There are no doubts within the Belgian government and the board of directors of Belgacom concerning the integrity and efficiency displayed by Mr Coene during his mandate. On the contrary, it was during his presidency that the extremely successful IPO and the further development of the strategy of the Belgacom group were realized.

The government regrets the decision made by Mr Jan Coene, but understands that he has reached this decision in light of the recent news coverage. The government accepts his resignation.

Minister Johan Vande Lanotte wishes to thank Mr Jan Coene on his own behalf and in name of the government for his efforts, leadership and the results he has achieved.

Source : Belgacom

◂ Back to list













Company news

Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom : Press Release related to the secondary offering of ordinary shares of Belgacom

(28/10/04 10:06 CET)

Brussels, 28 October 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

The Council of Ministers has approved the procedure for a secondary offering of ordinary shares of Belgacom. The relevant Royal Decree has been signed by the Head of State.

Contacts:

Belgian State
Vivi Lombaerts
Press Relations
Ministry of Budget and Government Participations
Tel: 02/210.19.21 – 0477/75.01.22
vivi.lombaerts@kabjv.be

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities in the United States, the United Kingdom, Belgium or any other jurisdiction.
This announcement does not constitute an offer of securities for sale in the United States or any jurisdiction in which any offer or solicitation is unlawful. The ordinary shares in Belgacom referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of the securities referred to in this announcement in the United States or in any other jurisdiction.
This announcement does not constitute an offer of securities for sale in Belgium. The ordinary shares in Belgacom referred to in this announcement will not be offered publicly, directly or indirectly, in Belgium. This announcement has not been notified to or approved by the Belgian Commission for Banking, Finance and Insurance ("Commission bancaire, financière et des assurances" "Commissie voor het Bank-, Financie- en Assurantiewezen"). The ordinary shares in Belgacom referred to in this announcement may only be sold in Belgium to professional investors as defined in Article 3 of the Royal Decree of July 7, 1999 on the public nature of financial transactions acting for their account, and this announcement may not be delivered or passed on to any other investors.
Within the United Kingdom, this announcement is only directed at persons who have professional experience in matters relating to investments ("relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
This announcement has been made by the Belgian State and is the sole responsibility of the Belgian State.

Source : Belgacom

◂ **Back to list**






The pan-European exchange Language EN FR NL PT Glossar
FTSEurofirst 80 3814.22 -0.95% FTSEurofirst 100 3602
My Euronext | Products & Prices | Private investor | News & Notices | For our clients | About us | Tools &

Quote search
all products Go

New Paris indices range
More info on prices and documentation



Go for MidCap
Latest news on the new "Eurolist by Euronext"



New indices in Brussels BEL Mid & BEL Small





Advanced content search

Company news



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Trade halt Belgacom

(28/10/04 10:10 CET)

BELGACOM
Code ISIN : BE0003810273
Code SVM : 3810.27
Code Stock : BELG

Code ISIN : FR0010068262
Code SVM : 6409.07
Code Stock : 5038S

Code ISIN : FR0010068288
Code SVM : 6410.08
Code Stock : 5039S

Code ISIN : FR0010068312
Code SVM : 6413.11
Code Stock : 5042S

Code ISIN : FR0010068320
Code SVM : 6414.12
Code Stock : 5043S

Code ISIN : FR0010068296
Code SVM : 6411.09
Code Stock : 5040S

Code ISIN : FR0010068304
Code SVM : 6412.10
Code Stock : 5041S
TRADE HALT

Pending the formalization of the approval by the Belgian State of its decision to process for an offering of 5.3 % of its own shares Belgacom and at the request of the Banking, Finance and Insurance Commission, Euronext Brussels has decided to suspend trading in the Belgacom shares and linked securities, today 28 October 2004 until further notice.

The trading of the options issued on Belgacom shares is also suspended.

Source : CBFA

◂ Back to list














Advanced content search

Company news



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Resumption of trading : Belgacom

(28/10/04 10:51 CET)

BELGACOM
Code ISIN : BE0003810273
Code SVM : 3810.27
Code Stock : BELG

Code ISIN : FR0010068262
Code SVM : 6409.07
Code Stock : 5038S

Code ISIN : FR0010068288
Code SVM : 6410.08
Code Stock : 5039S

Code ISIN : FR0010068312
Code SVM : 6413.11
Code Stock : 5042S

Code ISIN : FR0010068320
Code SVM : 6414.12
Code Stock : 5043S

Code ISIN : FR0010068296
Code SVM : 6411.09
Code Stock : 5040S

Code ISIN : FR0010068304
Code SVM : 6412.10
Code Stock : 5041S
RESUMPTION OF TRADING

Following the publication of a press release, trading in Belgacom shares and linked securities will resume today 28 October 2004 at 10.45 am..

The trading of the options issued on Belgacom shares will also resume.

Source : Euronext Brussels

◂ Back to list





Company news

◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Euronext Brussels - Premier Marché

(Euronext Brussels) - Belgacom : Press release

(28/10/04 18:50 CET)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

The Belgian State announces the pricing of its sale of 19.112.441 shares, or 5,3 per cent, of Belgacom at a price of € 28,10 per share. The proceeds to the Belgian State amount to approximately € 539 million.

After this sale, the Belgian State will retain 50 per cent plus one share in Belgacom's share capital. The aggregate direct shareholding of the State and other Belgian public authorities remains subject to a minimum of 50 per cent plus one share of Belgacom's share capital, pursuant to the 21 March 1991 Law.

The Belgian State has been advised in the process by Lazard and in the earlier planning phase was also counseled by Morgan Stanley. Goldman Sachs acted as sole Lead Manager and Bookrunner to the offering.

Contacts:
Belgian State
Vivi Lombaerts
Press Relations
Ministry of Budget and Government Participations
Tel: +32 477 75 01 22
Vivi.Lombaerts@kabjv.be

This announcement is for information purposes only and does not constitute an offer or invitation to acquire or dispose of any securities in the United States, the United Kingdom, Belgium or any other jurisdiction.
This announcement does not constitute an offer of securities for sale in the United States or any jurisdiction in which any offer or solicitation is unlawful. The ordinary shares in Belgacom referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offering of the securities referred to in this announcement in the United States or in any other jurisdiction.
This announcement does not constitute an offer of securities for sale in Belgium. The ordinary shares in Belgacom referred to in this announcement will not be offered publicly, directly or indirectly, in Belgium. This announcement has not been notified to or approved by the Belgian Commission for Banking, Finance and Insurance ("Commission bancaire, financière et des assurances" "Commissie voor het Bank-, Financie- en Assurantiewezen"). The ordinary shares in Belgacom referred to in this announcement may only be sold in Belgium to professional investors as defined in Article 3 of the Royal Decree of July 7, 1999 on the public nature of financial transactions acting for their account, and this announcement may not be delivered or passed on to any other investors.
Within the United Kingdom, this announcement is only directed at persons who have professional experience in matters relating to investments ("relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
This announcement has been made by the Belgian State and is the sole responsibility of the Belgian State.

Source : Belgacom

◂ **Back to list**




Company news












Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom launches Belgacom VDSL, the fastest Internet solution in Belgium

(29/10/04 08:09 CET)

On 2 November, Belgacom launches the first commercial services of its Broadway project. Through investments in the network, the Broadway project will make it possible to provide new valueadded services. With this project, Belgacom, which is already the leading provider of broadband services in Belgium, aims to further expand its range of products and services.

Five years after the launch of ADSL, as one of the first operators in Europe, with the launch of VDSL, Belgacom asserts its pioneering and leadership position in the area of broadband Internet in Belgium and Europe. This new performant network will allow Belgacom to provide new applications and services.

The offering

The new products are available in two different packages: Belgacom VDSL Boost for residential customers and SME's, and Belgacom VDSL Office for large companies.

With Belgacom VDSL Boost, Belgacom is offering the fastest Internet product for residential customers and SMEs on the market: this service will enable information to be downloaded at the speed of 9 Mbps; the upstream speed of Belgacom VDSL Boost is 400 Kbps. This enables users to operate several applications at the same time, e.g., surf, telework, use multimedia applications, download, and play games on the Internet, with the utmost convenience.

The monthly data limit provided with this package is 15 GB, and four PCs can be connected simultaneously. A Belgacom VDSL Boost subscription costs €59.95 per month (incl. Internet access). With the introductory offer in November and December, the complete installation (which normally costs €129) is free of charge. The VDSL modem will be available at the price of €149.

The Belgacom VDSL Office subscription is intended for large companies, and supplements the existing range of professional ADSL and SDSL products. Belgacom VDSL Office is offered for both Internet access and BiLAN (Belgacom's private network solution) access, and enables a downloading speed of 9 Mbps and an uploading speed of 640 Kbps. There are no limits to the volume that can be used or the number of PCs that can be connected. If linked to a fixed IP address, the Belgacom VDSL Office subscription is ideal for connecting servers.

The future

In the beginning of 2005, the announced tests of BelgacomTV on ADSL technology will be extended to the VDSL platform. The current capacity of ADSL technology already allows customers to use BelgacomTV. With VDSL technology, they will be able to run a number of interactive applications at the same time.

For the Broadway project, Belgacom is upgrading its access network progressively to a combined copper and fiber optic network. This upgrade includes placing additional optical fiber between the local nodes and the distribution frames. Belgacom is planning to run the optical "fiber to the curb" in the major Belgian cities. This Broadway project is first being

rolled out in the most densely populated areas, as was the case with the development of the GSM network.

At the launch, Belgacom VDSL is already available in parts of Bruges (Sint-Andries), Ghent, Antwerp, Brussels (south border), Mons and Liège (Ans).

For more information, or to see whether and when VDSL is available in your area, surf to www.belgacom.be/vdsl.

Journalists requiring more information should contact Belgacom's Press Relations department:

Jan Margot at 02 202 85 01 or 0475 58 50 37

Source : Belgacom




Company news



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom : More than one million ADSL connections in Belgium

(04/11/04 14:43 CET)

In March, Belgacom celebrated the connection of its millionth surfer to the network. Of these surfers, two thirds had already opted for ADSL. Today Belgium boasts more than one million ADSL connections.

In fact, Belgium ranks among the world leaders in terms of broadband penetration (with 1,274,000 broadband subscribers, or approximately 29% of households, on 31 December 2003).

Less than five years after the launch of ADSL, one million customers are connected to this broadband solution in Belgium. At the end of 2001, Belgacom had 230,000 ADSL connections. By the end of 2002 this figure had risen to 517,000 and at the end of 2003 there were 785,000 ADSL connections (including wholesale). Today there are 1,000,000.

It is no secret that while the number of narrowband subscribers is decreasing (there are still some 312,000 dial-up customers), the number of broadband subscribers is increasing. More and more customers are switching to one of the many ADSL packages.

The breakthrough of Belgacom's broadband service is therefore continuing on the fast track. After all, broadband is the future for people wanting to surf the Net easily and at high speed while remaining available to take telephone calls.

What is more, this week Belgacom launched Belgacom VDSL, the fastest Internet solution in Belgium. Five years after the launch of ADSL, and as one of the first operators in Europe, Belgacom is thereby consolidating its pioneering role and leadership position in the field of broadband Internet in Belgium and Europe. With this new, extremely powerful network, Belgacom will be able to provide more and more new services and applications.

Promotional campaigns

Belgacom will continue to conduct promotional campaigns for broadband services.

Currently there is a special offer for Belgacom ADSL (until end November 2004)

More info: http://www.belgacom.be/adsl or 0800 55 800.

Moreover, 2 November saw the launch of Belgacom VDSL, the fastest Internet solution in Belgium.

More info: Surf to www.belgacom.be/vdsl, where you can check whether VDSL is available in your area.

Source : Belgacom

◂ Back to list






The pan-European exchange

Language EN FR NL PT Glossar

FTSEurofirst 80 3815.43 -0.92% FTSEurofirst 100 3603

My Euronext | Products & Prices | Private investor | News & Notices | For our clients | About us | Tools &

Quote search

all products Go

Advanced content search

Company news



New Paris indices range
More info on prices and documentation



Go for MidCap
Latest news on the new "Eurolist by Euronext"



New indices in Brussels BEL Mid & BEL Small



Webvertising on euronext.com

Details & contacts



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom improves and expands ADSL offering

(11/01/05 08:48 CET)

Even with more than one million ADSL customers, Belgacom is not resting on its laurels. On the contrary: the company is implementing a number of improvements, both by increasing surfing convenience and by adding exclusive services. These are exclusive to Belgacom ADSL customers, for whom they are available at no additional cost. There is also a new entry-level service, ADSL Time.

More surfing convenience at no additional cost for the customer

Belgacom is increasing its download speed across the entire ADSL range (except for ADSL Light):
for ADSL Go and Plus, it has been accelerated from 3.3 Mbps to 4 Mbps.
for ADSL Pro Compact, ADSL Pro and ADSL Office, from 3.3 Mbps to 4.6 Mbps.
As a result, customers will be able to surf, e-mail and download even faster, and watch clips, trailers and concerts with even more convenience.

Belgacom will be implementing this change gradually during the first four months of 2005. Current customers can find out when they will be able to benefit from the service on www.belgacom.be/adslfaster.

2. Belgacom is also increasing the monthly volume (as of mid January 2005):

for ADSL Plus it is increased from 15Gbps to 30 GB per month; and
for ADSL Pro Compact and ADSL Pro, to 40 GB per month.
3. As of 1 February, Belgacom ADSL customers can receive three additional mailboxes, which adds up to:

four mailboxes for ADSL Go customers (previously 1);
eight mailboxes for ADSL Plus and Pro Compact customers (previously 5).
So every member of the family or employee in the company can have his or her own mailbox. The detailed modalities will be sent by email to these Belgacom ADSL customers.

Exclusive services, free of charge for Belgacom ADSL customers

On 1 February, Belgacom is launching a special website (www.adsl.be), where Belgacom ADSL customers can take advantage of free and exclusive services and options such as:

access to all the official information about the UEFA/Champions league (archive of all the games, exclusive interviews, previews, results, news, etc.);
download of PC games (e.g., Tomb Raider 5, Chronicles);
Skynet Music Club members can compile several music CDs per year and watch concerts;
content for 2 to 12 year old kids, such as Magic Desktop (software for safe internet, safe emailing, e-learning, gaming, safe PC), Symfollies (classic music for children....)...
In the future, non-Belgacom ADSL customers will be able to have paying access to certain services.

ADSL business customers are also entitled to exclusive services such as Teleworking Plug & Work free of charge. This service establishes a secure ADSL connection between the

employee's PC at home and the computer systems at the office. Teleworkers can therefore avoid traffic jams and work at home as they do at the office. This is only possible with a Belgacom ADSL Pro Compact subscription or higher, and is payable starting with the second teleworker.

New service as from 17 January 2005: ADSL Time

For people who doubt whether they should switch to Belgacom ADSL, Belgacom is launching a solution on 17 January 2005 called Belgacom ADSL Time, whereby customers can pay for their actual usage of the Internet. From a technical point of view, this service works in precisely the same way as the ADSL services: An ADSL modem is required, and when the telephone line is used for surfing, it is still available for phoning. The customer can discover all the advantages of Belgacom ADSL at a very low entry-level cost:

Speed: 512 Kbps to download data, and 128 Kbps to upload it
Volume: unlimited; one mailbox
Rates: €25 (activation), €4.95/month (for 2 hours, + €2.60 per additional hour), €0.25 connection charge.

Overview

The ADSL range therefore comprises:

for residential customers:

ADSL Go, for customers who surf regularly and/or who want high speed

ADSL Light for customers who surf less frequently and who are satisfied with a slightly lower speed

ADSL Time for customers who do not surf very much and who are satisfied with a slightly lower speed

for companies:

ADSL Plus for the self-employed

ADSL Pro Compact for small companies with up to four PC users

ADSL Pro for medium-sized companies with up to 10 PC users

ADSL Office for large companies

More info on the complete range : www.belgacom.be/adsl.

The above rates include VAT.

Journalists requiring more information should contact Belgacom's Press Relations department:

Jan Margot at 02 202 85 01 or 0475 58 50 37

Thierry Bouckaert at 02 202 8250 or 0475 22 22 00

Source : Belgacom

◂ Back to list




Quote search

all products Go



New Indices:
Amsterdam Small Cap
Brussels BEL Mid
Brussels BEL Small



New Paris indices range
More info on prices and documentation



Go for MidCap
Latest news on the new "Eurolist by Euronext"



Webvertising on euronext.com

Details & contacts

Advanced content search

Company news



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom and Securitas complete transaction

(14/01/05 09:13 CET)

In accordance with the agreement with Belgacom S.A signed in April 2001, Securitas has today acquired the minority share of Belgacom in Alert Services Holding S.A (hereafter referred as ASH) for MEUR 50 (MSEK 450).

In April 2001 Belgacom S.A. signed an agreement with Securitas Direct to combine their respective small alarms operations in the Benelux and France.

The transaction was to be completed in three steps. As a first and immediate step, Securitas acquired a 5 percent minority interest in ASH. As a second step in 2002, Securitas transferred its French and Belgian small alarms operations to ASH and received in return additional ASH shares which resulted in a 72 percent majority shareholding in the company. This step did not include any exchange of cash. Belgacom consolidated ASH under the equity method as from beginning of 2002.

In the third step, Securitas has now acquired the remaining 28 per cent of the shares in ASH for MEUR 50 (MSEK 450).

The transaction is subject to clearance by the Belgian competition authority.

Journalists requiring more information should contact Belgacom's Press Relations department:

Jan Margot at 02 202 85 01 or 0475 58 50 37
Thierry Bouckaert at 02 202 8250 or 0475 22 22 00

Source : Belgacom

◂ Back to list





Quote search

all products Go



New indices:
Amsterdam Small Cap
Brussels BEL Mid
Brussels BEL Small



New Paris indices range
More info on prices and documentation



Go for MidCap
Latest news on the new "Eurolist by Euronext"



Webvertising on euronext.com

Details & contacts

Advanced content search

Company news



Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom sells BDS and continues its cooperation agreement with Promedia

(01/02/05 08:21 CET)

Belgacom and Promedia, the publisher of the Belgian Yellow Pages, have concluded an agreement under which Belgacom shares in Belgacom Directory Services (BDS) will be sold to Promedia for a total amount of EUR 284.9 million. The transaction will be made in cash. Promedia, which publishes the Belgian Yellow Pages, is a part of the World Directories Group that was recently sold to Apax Partners and Cinven Ltd.

Following this operation, Promedia will have the 25% Belgacom share in the directory services in Belgium.

In parallel with the financial transaction concluded between Belgacom and Promedia, the parties have decided to continue their collaboration agreement. The agreement provides that Promedia will continue to publish the White Pages.

This agreement is a positive development for both companies. Eventually, it could lead to new forms of cooperation between Belgacom and Promedia, notably in the audio- and online directory assistance field.

For more information, please contact
Belgacom
Jan Margot, at 02 202 85 01 or 0475 58 50 37.
Thierry Bouckaert, at 02 202 82 50 or 0475 22 22 00.

Promedia
Georges Seghers, at 03 205 42 00.

Source : Belgacom

Back to list






Advanced content search

Company news



Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom comments on Cesky and Turk Telecom

(07/02/05 18:10 CET)

Belgacom comments on Cesky and Turk Telekom

Today, the Czech Government published the shortlist of candidates for the privatisation of the historical incumbent Cesky Telecom. Belgacom has indeed submitted a preliminary non-binding indication of interest, which allows the company to access additional information about the Czech operator. This is a necessary step to enter the due diligence process which will allow Belgacom to decide whether or not to make a formal bid. In the coming weeks, Belgacom will have access to the data room in order to decide the further course of action.

In addition, Belgacom had expressed its interest for the 55% sale of Turk Telekom. Last Friday, Belgacom informed the Turk authorities in charge of privatization process that it will abstain from further steps in this process. Belgacom estimated that this opportunity is not a strategic priority.

Source : Belgacom

Back to list





Company news




◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom SA and Swisscom Fixnet AG to combine international carrier businesses

(23/02/05 08:13 CET)

Brussels/Berne, February 23, 2005 - Belgacom and Swisscom Fixnet have signed an agreement to combine their international carrier businesses into a joint venture. This transaction will enable the newly created company to reinforce its market position and competitiveness in the international carrier market while realising synergies. Belgacom SA will own 72% and Swisscom Fixnet AG 28% of shares in the new company, which will have its headquarters in Belgium.

Belgacom SA and Swisscom Fixnet AG are to establish a joint venture in which Belgacom will own a 72% stake, while Swisscom Fixnet will contribute its international carrier business in exchange for a 28% stake. Headquarters will be located in Brussels with an office in Switzerland. The Belgacom offices in Dubai, New York and Singapore will be maintained. While employment opportunities in the new company will be offered to Swisscom employees, approximately 100 of the 124 jobs in Switzerland are to be phased out within the next three years. The Swisscom affected employees will benefit from Swisscom's comprehensive social plan which is already in place. Belgacom International Carrier Services employment will not be affected by the transaction.

A leading international voice carrier

The international carrier business is affected by strong competition, overcapacity and the associated severe pressure on prices. This transaction will create a strong new player in the international carrier business. This increase in scale will improve the joint venture's competitive strength on the international market. In the joint venture, Belgacom and Swisscom Fixnet will capitalise on their existing strengths in the international wholesale voice business while reinforcing offerings that address the voice and data needs of mobile operators. All commitments and financial obligations towards customers and suppliers will be assumed by the joint venture.

The transaction is expected to be cash-flow positive for both shareholders as from completion. The Boards of Directors of Belgacom and Swisscom have unanimously approved this transaction, completion of which is subject to the approval of the relevant competition authorities.

Commenting on the deal, Bridget P. Cosgrave, CEO of Belgacom International Carrier Services, said: "Our customers will benefit from the reinforced size and scale of the combined entity together with our proven quality of service. In merging, we have fulfilled one of the strategic objectives of the Belgacom Group. We have taken a first step towards the consolidation of the international carrier segment, and are proud to be one of the leading international wholesale carriers worldwide."

According to Christoph Brand, Head of Swisscom Fixnet Wholesale, responsible for the *national and international wireline networks and wholesale business,* "The Joint Venture strengthens the competitiveness of the Swisscom Group while at the same time allowing Swisscom Fixnet to continue its focus on our core national network and wholesale business. *Due to the joint venture's enhanced purchasing power,* Swisscom Group companies will be able to obtain better prices for termination in foreign countries while maintaining the high quality standard for which Swisscom is universally renowned."

Belgacom (http://www.belgacom.be) is the leading telecommunications company in Belgium

and a market leader in a number of areas, including retail and wholesale fixed-line telephony services, mobile communications services and broadband data and Internet services. Belgacom offers a comprehensive range of voice, data and Internet fixed-line services to residential and business customers. At the end of June 2004, Belgacom provided approximately 5.2 million fixed connections for residential and business customers. Belgacom Mobile is the leading provider of mobile communications services in Belgium through its Proximus and Pay & Go brands, with approximately 4.2 million active customers.

Swisscom Fixnet AG is part of Switzerland's leading telecoms provider, the Swisscom Group (http://www.swisscom.com), and covers the entire national and international fixed-network telephony business, including the associated network infrastructure and the resale of network services (Wholesale). Within the space of a single year Swisscom Fixnet has more than doubled the number of its ADSL access lines and, under the Bluewin brand, has further expanded its leadership in the Internet provider market. Swisscom Fixnet has a workforce of around 7,700.

Journalists requiring more information should contact

Belgacom's Press Relations department:

Thierry Bouckaert at +32 2 202 8250 or +32 475 22 22 00 (thierry.bouckaert@belgacom.be)

Jan Margot at +32 2 202 85 01 or +32 475 58 50 37 (jan.margot@belgacom.be)

Swisscom Press Relations department:

Tel. +41 31 342 91 93 (media@swisscom.com)

Source : Belgacom

◂ Back to list





Quote search

all products Go

New Paris indices range
More info on prices and documentation



Go for MidCap
Latest news on the new "Eurolist by Euronext"



New indices in Brussels BEL Mid & BEL Small



Webvertising on euronext.com

Details & contacts



Advanced content search

Company news



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom: revenue up 1.6% and EBITDA up 6.4%

(25/02/05 08:54 CET)

Free cash flow reached EUR 1,421 million at the end of 2004.

Net income amounted to EUR 922 million for the year.

Earnings per share (EPS) are up to 2.57 EUR.

Highlights

Group revenue up by 1.6% compared to the previous year to EUR 5,540 million.
Group EBITDA excluding non-recurring items, increased by 6.4% mainly thanks to Fixed Line Services (FLS), via a strict cost control policy on operating expenses.
EBITDA margin excluding non-recurring items rose to 43,2%.
Net profit (Group share) amounted to EUR 922 million
Earnings per share (EPS) at EUR 2,57.
Cash flow before financing activities (Free Cash Flow) reached EUR 1,421 million.
Fixed Line Services won back more than 142,000 customers by end 2004.
Mobile Communication Services maintained an EBITDA margin above 50%.
Belgacom SA and Swisscom Fixnet AG combined their International Carrier Services businesses.
Normal Dividend of EUR 1.38 per share and an Extra-ordinary dividend of EUR 0.55 will be proposed at the Annual General Meeting on 13 April 2005.
Share buy-back for a maximum amount of EUR 300 million has been approved.

For the whole press release use the link below

Source : Belgacom

Attached document(s)
▸ Press release - Belgacom (PDF, 141.8 Kb)

◂ Back to list















Company news



◂ Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom: Philippe Vander Putten to become Chairman of the Board of Directors, succeeded by Michel Georgis, the current COO, as new CEO of Proximus.

(25/02/05 09:21 CET)

After 6,5 years as Chief Executive Officer (CEO) of Proximus, Philippe Vander Putten (45) has decided to take a more strategic role. As of May 1, 2005 he will become Chairman of Proximus' Board of Directors and Remuneration & Nomination Committee.

"Under the leadership of Philippe Vander Putten, Proximus has become one of the "Best in class" European mobile operators, for the benefit of our customers, employees and shareholders" said Didier Bellens, CEO & President Belgacom.

Michel Georgis (51) will succeed Philippe Vander Putten as CEO of Proximus. Michel Georgis joined Proximus more than 5 years ago. He is since January 2004 Chief Operations Officer (COO) and member of the Board. Prior to joining Proximus, Michel Georgis worked with Coca-Cola and Inbev in various Marketing & Sales and General Management positions in Belgium and abroad.

"Michel Georgis is very well positioned – as new CEO – to lead Proximus to its next level of excellence and as new Chairman of the Board I look forward to work with him" said Philippe Vander Putten, current CEO Proximus.

Press information:

Luc De Groote : +32 2 205 4125
Press GSM : 0476 60 60 10 - e-mail: press@proximus.net

On 31 December 2004, Proximus had 4,197,826 active customers* (1,720,070 subscribers and 2,477,756 prepaid customers). Proximus, the market leader in mobile telephony in Belgium, is 75% owned by the Belgacom Group and 25% by Vodafone. Belgacom is listed on the First Market in Euronext Brussels, under "BELG".

*Active customer = a mobile phone user who has transmitted or received a call or SMS message in the past three months

Source : Belgacom

◂ Back to list














Company news



Back to list

BELGACOM (ISIN : BE0003810273)

MEP	Mnemo	Market compartment
BRU	BELG	Eurolist by Euronext

(Euronext Brussels) - Belgacom confirms bid for Cesky Telecom

(29/03/05 15:27 CET)

Belgacom confirms bid for Cesky Telecom

After having extensively reviewed the privatization dossier of the Cesky Telecom Group, Belgacom has decided to lodge a formal offer earlier today with the Czech privatization authorities.

The offer must be analyzed by the privatization authorities, and the Czech government is expected to make a decision within the next days.

Belgacom will not make any other comment before the Czech government communicates its final decision.

Journalists requiring more information should contact Belgacom's Press Relations department:

Thierry Bouckaert at 02 202 8250 or 0475 22 22 00

Source : Belgacom

Back to list